Form 20-F
period 2019-12-31
Jumia Technologies AG
filed 2020-04-03
CIK 1756708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38863

JUMIA TECHNOLOGIES AG

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Charlottenstraße 4

10969 Berlin, Germany

+49 (30) 398 20 34 51

(Address of registrant’s registered office)

Sacha Poignonnec

Skalitzer Straße 104

10997 Berlin, Germany

+49 (30) 398 20 34 51

sacha.poignonnec@jumia.com

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered

American Depositary Shares	JMIA	New York Stock Exchange
Ordinary Shares, no par value	N/A	New York Stock Exchange[1]

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

156,816,494 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ◻ No ⌧

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ◻ No ⌧

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ◻	Accelerated Filer ◻	Non-accelerated filer ⌧
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ⌧

1 Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depository Shares.

INTRODUCTION

Prior to January 31, 2019, we conducted our business through Africa Internet Holding GmbH and its subsidiaries. On December 17 and 18, 2018, our shareholders resolved upon the change of our legal form into a German stock corporation (Aktiengesellschaft) and the change of our company name to Jumia Technologies AG. The change of our legal form and company name became effective upon registration with the commercial register of the local court (Amtsgericht) in Berlin, Germany, on January 31, 2019. The legal effect of the conversion on Africa Internet Holding GmbH under German law is limited to the change in the legal form. Africa Internet Holding GmbH was neither dissolved nor wound up, but continues in existence as the same legal entity with a new legal form and name. Except where the context otherwise requires or where otherwise indicated, the terms “Jumia,” the “Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Jumia Technologies AG together with its consolidated subsidiaries as a consolidated entity.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”).

Our consolidated financial statements are reported in euros, which are denoted “euros,” “EUR” or “€” throughout this Annual Report on Form 20-F (“Annual Report”) and refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Also, throughout this Annual Report, the terms “dollar,” “USD” or “$” refer to U.S. dollars. Unless otherwise noted, all translations of euro amounts into dollar amounts were calculated at a rate of €1.00 = $1.1227, which equals the noon buying rate of the Federal Reserve Bank of New York on December 31, 2019. You should not assume that, on that or any other date, one could have converted these amounts of euros into dollars at this exchange rate.

Financial information in thousands or millions, and percentage figures have been rounded. Rounded total and sub-total figures in tables may differ marginally from unrounded figures indicated elsewhere in this Annual Report or in the consolidated financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and sub-totals indicated elsewhere in this Annual Report.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, the International Monetary Fund (“IMF”), the African Development Bank, the World Bank, the Central Intelligence Agency (“CIA”), GSMA, Ovum, the Alliance for Affordable Internet, IDC, the United Nations, and the United Nations Economic Commission for Africa. None of the independent industry publications used in this Annual Report were prepared on our behalf.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under Item 3. “Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.

Industry publications, research, surveys, studies and forecasts included in this Annual Report were prepared before the pandemic spread of COVID-19, a disease caused by a novel strain of coronavirus, SARS-CoV-2, and have not been updated for the potential effects of this pandemic. We are not able to determine whether the third parties who have prepared such sources will revise their estimates and projections due to the impact of COVID-19.

i

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This Annual Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3. “Key Information—D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:

●	our future business and financial performance, including our revenue, operating expenses and our ability to maintain profitability and our future business and operating results;
●	our strategies, plan, objectives and goals; and
●	our expectations regarding the development of our industry, internet penetration, market size and the competitive environment in which we operate.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information—D. Risk Factors,” including the following:

●	we have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future;
●	we rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all;
●	our markets pose significant operational challenges that require us to expend substantial financial resources;
●	we face risks related to health epidemics and other outbreaks such as COVID-19;
●	many of our countries of operation are, or have been, characterized by political instability or changes in regulatory or other government policies;
●	our business may be materially and adversely affected by an economic slowdown in any region of Africa;
●	currency volatility and inflation may materially adversely affect our business;
●	uncertainties with respect to the legal system in certain African markets could adversely affect us;
●	our business may be materially and adversely affected by violent crime or terrorism in any region of Africa;
●	growth of our business depends on an increase in internet penetration in Africa.
●	growth of internet penetration in the markets in which we currently operate;
●	we face competition, which may intensify;

●	we may not be able to adapt to changes in our industry or successfully launch and monetize new and innovative technologies;
●	we may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits;
●	we may be unable to maintain and expand our relationships with sellers or to find additional sellers for our marketplace;
●	we may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers;
●	we face challenges with failed deliveries, excessive returns, late collections, unrecoverable receivables and voucher abuse, which may materially and adversely affect our business and prospects;
●	we depend on third-party carriers as part of our fulfillment process;
●	we may be subject to allegations and lawsuits concerning the content of our platform or claiming that items listed on our marketplace are counterfeit, pirated or illegal;
●	we may fail to deal effectively with any fraud perpetrated and fictitious transactions conducted on our platform;
●	we and certain of our board members and officers have been named as defendants in several shareholder class action lawsuits
●	our payment service, JumiaPay, could fail to function properly, and we may not be able to expand or integrate JumiaPay into other online portals;
●	we could be subject to liability and forced to change our JumiaPay business practices if we were found to be subject to or in violation of any laws or regulations governing banking, money transmission, tax regulation, anti-money laundering regulations or electronic funds transfers in any country where we operate; or if new legislation regarding these issues were enacted in the countries where JumiaPay operate;
●	any failure to maintain, protect and enhance our reputation and brand may adversely affect our business;
●	we may fail to operate, maintain, integrate and upgrade our technology infrastructure, or to adopt and apply technological advances;
●	we may experience malfunctions or disruptions of our technology systems;
●	we may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances;
●	we conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations; and
●	required licenses, permits or approvals may be difficult to obtain in the countries in which we currently operate, and once obtained may be amended or revoked arbitrarily or may not be renewed.

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we have filed as exhibits to this Annual Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Information

The following tables present the selected consolidated financial information for our company. The financial data as of and for the years ended December 31, 2017, December 31, 2018 and December 31, 2019 have been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this Annual Report and which have been prepared in accordance with IFRS as issued by the IASB.

The financial data presented below are not necessarily indicative of the financial results to be expected for any future periods. The financial data below do not contain all the information included in our financial statements. You should read this information in conjunction with Item 5. “Operating and Financial Review and Prospects,” and our consolidated financial statements and related notes, each included elsewhere in this Annual Report.

Consolidated Statement of Operations

	For the year ended December 31,
	2017(1)	2018(1)	2019
	EUR	EUR	EUR	USD
	(in millions, except for per share data)
				(unaudited)
Revenue	93.1	129.1	160.4	180.1
Cost of revenue	(65.8)	(84.8)	(84.5)	(94.9)
Gross profit	27.2	44.2	75.9	85.2
Fulfillment expense	(34.4)	(50.5)	(77.4)	(86.9)
Sales and advertising expense	(36.9)	(46.0)	(56.0)	(62.9)
Technology and content expense	(20.6)	(22.4)	(27.3)	(30.6)
General and administrative expense(2)	(89.1)	(94.9)	(144.5)	(162.3)
Other operating income	1.3	0.2	1.9	2.2
Other operating expense	(2.2)	(0.3)	(0.5)	(0.6)
Operating loss	(154.7)	(169.7)	(227.9)	(255.8)
Finance income	2.3	1.6	4.0	4.4
Finance costs	(1.5)	(1.3)	(2.6)	(2.9)
Loss before income tax	(153.9)	(169.5)	(226.5)	(254.3)
Income tax expense	(11.5)	(0.9)	(0.6)	(0.6)
Net Loss	(165.4)	(170.4)	(227.1)	(254.9)
Net Loss attributable to equity holders of the Company	(161.6)	(170.1)	(226.7)	(254.5)
Net Loss per share
Basic	(1.70)	(1.79)	(1.61)	(1.81)
Diluted	(1.65)	(1.68)	(1.52)	(1.71)
Shares used in loss per share computation
Basic	95.0	95.0	140.7	140.7
Diluted	98.1	101.5	149.1	149.1
Loss per American Depositary Share ("ADS", each ADS representing two ordinary shares)
Basic	(3.40)	(3.58)	(3.22)	(3.61)
Diluted	(3.29)	(3.35)	(3.04)	(3.41)
ADSs used in loss per ADS computation
Basic	47.5	47.5	70.3	70.3
Diluted	49.0	50.7	74.5	74.5
(1)	Revenue and sales and advertising expense for 2017 and 2018 have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.
(2)	Includes share-based compensation of €26.3 million in 2017, €17.4 million in 2018 and of €37.3 million in 2019.

Consolidated Statement of Financial Position Data

	As of December 31,
	2017	2018	2019
	EUR	EUR	EUR	USD
	(in millions)
				(unaudited)
Non-current assets	5.0	6.6	19.1	21.4
Current assets	66.5	135.4	278.1	312.2
Total assets	71.5	142.0	297.2	333.6
Share capital	0.1	0.1	156.8	176.1
Share premium	629.8	845.8	1,018.3	1,143.2
Other reserves	50.9	66.1	104.1	116.9
Accumulated losses	(677.7)	(862.0)	(1,096.1)	(1,230.6)
Equity attributable to the equity holders of the Company	3.2	50.0	183.1	205.5
Total equity	(12.6)	49.8	182.6	205.0
Non-current liabilities	—	0.4	7.6	8.5
Current liabilities	84.1	91.8	107.1	120.2
Total liabilities	84.1	92.2	114.6	128.7
Total equity and liabilities	71.5	142.0	297.2	333.6

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2017	2018	2019
	EUR	EUR	EUR	USD
	(in millions)
				(unaudited)
Net cash flows used in operating activities	(117.0)	(139.0)	(182.6)	(205.0)
Net cash flows used in investing activities	(2.6)	(3.6)	(67.7)	(76.0)
Net cash flows from financing activities	121.6	213.2	316.8	355.7
Net increase in cash and cash equivalents	2.0	70.6	66.5	74.7
Cash and cash equivalents at the beginning of the year	29.8	29.7	100.6	113.0
Cash and cash equivalents at the end of the year	29.7	100.6	170.0	190.9

Selected Other Data(1)

	For the year ended December 31,
	2017	2018	2019
	(in millions)
				(unaudited)
Annual Active Consumers	2.7	4.0	6.1	n/a
Orders	n/a	14.4	26.5	n/a
GMV(2)	€507.1	€828.2	€1,097.6	$1,232.3
TPV	n/a	€54.8	€124.3	$139.6
JumiaPay Transactions	n/a	2.0	7.6	n/a
Adjusted EBITDA	€(126.8)	€(150.2)	€(182.7)	$(205.1)
(1)	See “Non-IFRS and Other Financial and Operating Metrics” below.
(2)	For information on our GMV as adjusted for perimeter changes as a result of the portfolio optimization undertaken during the fourth quarter of 2019 as further described under Item 4. “Information on the Company—A. History and Development of the Company—Corporate History and Recent Transactions” as well as improper sales practices as further described under Item 4. “Information on the Company—A. History and Development of the Company—Sales Practices Review”, see Item 5. “Operating and Financial Review and Prospects—Operating Results—Comparison of Fiscal Years Ended December 31, 2018 and December 31, 2019—Consolidated Statement of Operations—Quarterly Data.”

Non-IFRS and Other Financial and Operating Metrics

We have included in this Annual Report certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin as well as operating metrics, including GMV, Annual Active Consumers, Orders, TPV and JumiaPay Transactions.

Adjusted EBITDA

We define Adjusted EBITDA as loss for the year adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted by share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the year, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for understanding our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

●	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
●	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
●	to evaluate the performance and effectiveness of our strategic initiatives; and
●	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the year. Some of the limitations are:

●	Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
●	although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
●	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the year.

The following tables provide a reconciliation of loss for the year to Adjusted EBITDA for the periods indicated:

	For the year ended December 31,
	2017	2018	2019
	EUR	EUR	EUR	USD
	(in millions)
				(unaudited)
Loss for the year	(165.4)	(170.4)	(227.1)	(254.9)
Income tax expense	11.5	0.9	0.6	0.6
Finance income	(2.3)	(1.6)	(4.0)	(4.4)
Finance costs	1.5	1.3	2.6	2.9
Depreciation and amortization	1.6	2.2	7.9	8.9
Share-based compensation	26.3	17.4	37.3	41.8
Adjusted EBITDA(1)	(126.8)	(150.2)	(182.7)	(205.1)
(1)	Unaudited.

	2017(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	EUR	EUR	EUR	EUR
	(unaudited, in millions)
Loss for the period	(24.8)	(30.1)	(49.9)	(60.6)
Income tax expense	0.0	0.3	0.2	10.9
Finance income	(0.4)	0.1	(0.1)	(1.9)
Finance costs	0.2	0.6	0.0	0.7
Depreciation and amortization	0.5	0.4	0.5	0.3
Share-based compensation	0.4	(0.1)	20.7	5.2
Adjusted EBITDA(1)	(24.1)	(28.7)	(28.6)	(45.4)
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

	2018(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	EUR	EUR	EUR	EUR
	(unaudited, in millions)
Loss for the period	(34.1)	(42.3)	(40.9)	(53.1)
Income tax expense	0.1	0.2	0.2	0.4
Finance income	(0.6)	—	(0.6)	(0.5)
Finance costs	0.3	0.1	0.7	0.2
Depreciation and amortization	0.5	0.5	0.6	0.6
Share-based compensation	3.6	5.8	4.3	3.7
Adjusted EBITDA(1)	(30.2)	(35.6)	(35.8)	(48.6)
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

	2019(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	EUR	EUR	EUR	EUR
	(unaudited, in millions)
Loss for the period	(45.8)	(67.8)	(49.9)	(63.6)
Income tax expense (benefit)	0.1	0.2	(0.2)	0.5
Finance income	(0.6)	0.1	(4.4)	1.0
Finance costs	0.8	0.8	0.1	1.0
Depreciation and amortization	1.7	1.8	2.1	2.3
Share-based compensation	4.3	20.5	7.1	5.3
Adjusted EBITDA(1)	(39.5)	(44.4)	(45.4)	(53.4)
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

Annual Active Consumers

“Annual Active Consumers” means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Consumers is a useful indicator for adoption of our offering by consumers in our markets.

Orders

“Orders” corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

GMV

“Gross Merchandise Value” (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Annual Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume

“Total Payment Volume” (“TPV”) corresponds to the total value of orders for products and services processed using JumiaPay including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used as the relevant payment method, provides a useful indicator of the development, and adoption by consumers, of our payment services offerings.

JumiaPay Transactions

“JumiaPay Transactions” corresponds to the total number of orders for products and services on our marketplace processed using JumiaPay, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of our payment services offerings for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risks may have material adverse effects on our business, financial condition and results of operations. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also materially affect our business operations and financial condition.

Risks Related to Our Business, Operations and Financial Position

We have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future.

Jumia operates a pan-African e-commerce platform. Our platform primarily consists of our marketplace, which connects businesses with consumers, our logistics service, which enables the shipping and delivery of packages, and our payment service, JumiaPay, which facilitates transactions among participants active on our platform. We primarily generate revenue from commissions, where third-party sellers pay us fees based on the goods and services they sell, and from the sale of goods where we act directly as seller. Our revenue is, however, not sufficient to cover our operating expenses. Accordingly, since we were founded in 2012, we have not been profitable on a consolidated basis. We incurred a loss for the year of €165.4 million in 2017, a loss for the year of €170.4 million in 2018 and a loss for the year of €227.1 million in 2019. As of December 31, 2019, we had accumulated losses of €1.1 billion.

There is no guarantee that we will generate sufficient revenue in the future to offset the cost of maintaining our platform and maintaining and growing our business. Furthermore, even if we achieve profitability in certain of our more mature markets, where e-commerce is growing rapidly, there is no guarantee that we will be able to break even and achieve profitability in other markets, where e-commerce adoption is slower. We expect that our operating expenses will continue to increase as we intend to expend substantial financial and other resources on acquiring and retaining sellers and consumers, growing and maintaining our technology infrastructure and sales and marketing efforts and conducting general administrative tasks associated with our business, including expenses related to being a public company. These investments may not result in increased revenue growth. If we cannot successfully generate revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline.

If we fail to become and remain profitable, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all.

Since our inception, we have had negative operating cash flows and have relied on external financing. While we received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard Europe SA (“Mastercard”) and the issuance of shares to existing shareholders to protect them from dilution, we will require additional capital to finance our operations and/or growth of our platform in the future. If we are not able to raise the required capital on economically acceptable terms, or at all, or if we fail to project and anticipate our capital needs, we may be forced to limit or scale back our operations, which may adversely affect our growth, business and market share and could ultimately lead to insolvency.

If we choose to raise capital by issuing new shares, our ability to place such shares at attractive prices, or at all, depends on the condition of equity capital markets in general, the performance of our business and the price of our ADSs in particular, and the price of our ADSs may be subject to considerable fluctuation.

Currently, debt financing from independent third parties is unlikely to be available to us due to our loss making history, negative operating cash flows and lack of significant physical assets and collateral. If debt financing were available, such financing may require us to post collateral in favor of the relevant lenders or impose other restrictions on our business and financial position. Such restrictions may adversely affect our operations and ability to grow our business as intended. A breach of the relevant covenants or other contractual obligations contained in any of our current or future external financing agreements may trigger immediate prepayment obligations or may allow the relevant lenders to seize collateral posted by us, all of which may adversely affect our business. In addition, if we raise capital through debt financing on unfavorable terms, this could adversely affect our operational flexibility and profitability.

An inability to obtain capital on economically acceptable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our markets pose significant operational challenges that require us to expend substantial financial resources.

We operate in emerging markets in Africa. While we believe that our markets offer opportunities for an e-commerce company, they are also characterized by fragmented and largely underdeveloped logistics, delivery, and digital payment landscapes, which can differ significantly in the consumer markets in which we operate. This underdeveloped infrastructure restricts and complicates the movement of people and goods, which may make our delivery service too expensive or our delivery times too long to effectively compete with offline stores, in particular outside of main urban centers. Underdeveloped infrastructure may also limit our growth prospects by obstructing access to potential consumers. Lack of an established, secure and convenient cashless payment system in many markets also poses significant challenges for sellers. From our experience, we believe that a large percentage of our consumers either do not have a bank account or do not trust online payments, which is why cash on delivery is still a payment method used by many of our consumers.

In order to overcome the challenges posed by our markets, we have had to develop significant logistics, delivery and payment infrastructures, which include, for example, the operation of warehouses and drop-off centers, the integration of third-party logistics providers, the establishment of our own delivery and last-mile delivery fleet in certain cities, the design of our independent technology platform and the provision of unconventional payment options. These factors make our operations more complex than those of similar businesses in more developed markets and may place a higher risk on us, for example, due to a higher number of failed orders, the risk of fraud or otherwise. The costs incurred by us to meet these challenges have, and may continue to, put a strain on our financial resources, may be unjustified in light of the benefits they bring us and may make it challenging for us to reach profitability. In particular, there is no guarantee that the markets in which we currently operate will prove to be as attractive as we currently believe them to be, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face risks related to health epidemics and other outbreaks such as COVID-19, which could significantly disrupt our supply chain, disrupt our operations and negatively affect our development.

Our business could be adversely impacted by the outbreak of epidemics or pandemics, such as COVID-19. The COVID-19 outbreak has significantly negatively impacted our business in many ways:

●	As part of our cross-border business, we facilitate orders into Africa from international sellers. The COVID-19 outbreak has disrupted, and may continue to disrupt, the operations of these international sellers. For example, some of these sellers have been forced to temporarily halt production, close their offices or suspend their services.
●	Many of our local sellers depend on imported products. The reactions to the COVID-19 pandemic have posed challenges for our sellers to source products and raw materials.
●	Certain of our sellers and restaurant venders on our platform may be forced to shut down and may go out of business which may negatively impact our results.
●	The COVID-19 pandemic has already negatively impacted consumer sentiment in many of our countries of operation, which has led to a reduction in discretionary spending. While we may benefit from a shift from offline to online trade, there can be no assurance that the effects of this shift will outweigh the negative impact caused by a change in consumer sentiment.
●	Any fears among consumers that COVID-19 could be transmitted through goods shipped by us, reduced consumer spending on discretionary items or the economic consequences of administrative measures to limit the spreading of COVID-19 may significantly negatively affect our sales.
●	We may incur increased operating costs as we adapt to new demands of operating during the term of the pandemic and we may experience disruptions to our operations including to implement enhanced employee safety procedures.
●	We have been required to temporarily shut down our fulfilment center in South Africa. Any further forced or voluntary shut downs of business operations, or other intervention in our business by police and government authorities, in any of the geographies in which we have operations may negatively affect our ability to do business, operate our fulfilment centers, serve our customers and fulfill our administrative tasks.

As a result, the effects of the COVID-19 pandemic have adversely affected, and may continue to adversely affect our business, financial condition, results of operations and prospects. We may be required, or may decide, to reduce our expenses, including through a review of our size of operations and of the remuneration of our work force. Any decision to reduce expenses may negatively impact our operations and reputation. Further, COVID-19 may lead to unrest, instability and crisis in our countries of operation, which may further impact negatively our business. COVID-19 may also negatively affect our ability to raise additional capital, as our business results may be negatively affected and as markets and investors may not be willing to invest in companies such as us. Protracted negative effects on investor confidence may require us to significantly cut our spending, which may lead to a decline in our usage indicators and revenue.

Many of our countries of operation are, or have been, characterized by political instability or changes in regulatory or other government policies.

Frequent and intense periods of political instability make it difficult to predict future trends in governmental policies. For example, the Arab Spring of 2010 and 2011 caused substantial political turmoil across the Middle East and North Africa, particularly in Egypt. During this period of instability in Egypt, the government temporarily dissolved the parliament, suspended the constitution and shut down the internet. As we were founded only in 2012, this temporary shut-down of the internet did not affect us. Any similar shut-down in the future will, however, negatively affect our business and results of operations. In addition, if government or regulatory policies in a market in which we operate were to change or become less business-friendly, our business could be adversely affected.

Governments in Africa frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where we operate. For example, the Central Bank of Nigeria requires foreign investors to obtain a certificate of capital importation (“CCI”) to be able to repatriate imported funds and related proceeds via the Nigerian foreign exchange market. Jumia has transferred about €121 million into Nigeria as of December 31, 2019. While Jumia has obtained valid CCIs for approximately €90.5 million, Jumia currently does not hold CCIs for the remaining amount. Jumia currently does not anticipate any need to repatriate funds from Nigeria in the medium term. In the meantime, Jumia intends to work with the Nigerian authorities to obtain the additional CCIs that would allow Jumia to repatriate these funds and related proceeds. However, there can be no assurance that Jumia will be successful in obtaining these certificates. Any failure to obtain the required certificates could impact Jumia’s ability to repatriate these funds and related proceeds or the exchange rate at which a repatriation could be effected.

In the future, the level of intervention by African governments may continue to increase. The recent COVID-19 pandemic may serve as a catalyst for increasing government intervention. These or other measures could have a material adverse effect on the economy of the countries in which we operate and, consequently, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business may be materially and adversely affected by an economic slowdown in any region of Africa.

The success of our business depends on consumer spending. While we believe that economic conditions in Africa will improve, poverty in Africa will decline and the purchasing power of African consumers will increase in the long term, there can be no assurance that these expected developments will actually materialize. The development of African economies, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, real disposable income, poverty rates, wealth distribution, interest rates, taxation, currency exchange rates and weather conditions. For example, a collapse in oil prices in early 2016 placed pressure on Nigeria’s currency, causing a currency shortage and threatening substantial inflation. The decrease in oil prices in early 2020 may have even more severe consequences on Nigeria’s currency and economy. Many of our sellers in Nigeria had to scale back imports and were unable to meet consumer demand for their products. Consumer spending also declined in the face of significant price increases. As our operations in Nigeria and Egypt generate a larger portion of our orders and revenue than any other country in which we currently operate, adverse economic developments in Nigeria or Egypt could have a greater impact on our results than a similar downturn in other countries.

In addition, the outbreak of diseases or epidemics, such as COVID-19, in any of the markets in which we operate could negatively impact levels of economic activity and depress consumer demand. Furthermore, in some of the countries in which we operate, local banks have faced liquidity and funding issues and may face such issues in the future, which could lead to bank failures or systemic collapse potentially resulting in an economic slowdown in the particular region.

An economic downturn, whether actual or perceived, currency volatility, a decrease in economic growth rates or an otherwise uncertain economic outlook in Nigeria, Egypt or any region of Africa could have a material adverse effect on our business, financial condition, results of operations and prospects.

Currency volatility and inflation may materially adversely affect our business.

Third-party sellers and consumers transact on our marketplace in local currency. The economies of a number of the African countries in which we operate are affected by high currency exchange rate volatility due to, among other things, inflation, selective tariff barriers, raw material prices, current account balances and widespread corruption and political uncertainty. For example, the annual inflation rate in Egypt was highly volatile during 2019, decreasing to 3.6% in November 2019 from 12.7% in January 2019, with a February 2019 high of 14.4%. By contrast, the inflation rate in Nigeria increased steadily during 2019, from 11.37% in January 2019 to 11.85% in November 2019. The highest ever inflation rate in Nigeria was 47.6%. Currency volatility and high inflation in any of the countries in which we operate could increase the cost of goods to our third-party sellers while decreasing the purchasing power of our consumers. If sellers are unable to pass along price increases to consumers, we could lose sellers from our marketplace. Similarly, if consumers are unwilling to pay higher prices, we could lose consumers.

The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

Uncertainties with respect to the legal system in certain African markets could adversely affect us.

Legal systems in Africa vary significantly from jurisdiction to jurisdiction. Many countries in Africa have not yet developed a fully integrated legal system, and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings and our level of legal protection in many of our markets. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our ability to enforce our contractual rights or other claims. Uncertainty regarding inconsistent regulatory and legal systems may also embolden plaintiffs to exploit such uncertainties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Many African legal systems are based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. As a result, we may not be aware of our violation of certain policies and rules until after the violation. In addition, any administrative and court proceedings in Africa may be protracted, resulting in substantial costs and the diversion of resources and management attention.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in Africa and elsewhere that could restrict our business. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing such regulation. Changes in current laws or regulations or the imposition of new laws and regulations in our markets or elsewhere regarding e-commerce may slow our growth and could have a material adverse effect on our business, financial position, results of operations and prospects.

Our business may be materially and adversely affected by violent crime or terrorism in any region of Africa.

Many of the markets in which we operate suffer from a high incidence in violent crime and terrorism, which may harm our business. Violent crime has the potential to interfere with our delivery and fulfillment operations, in particular, given the fact that a high proportion of transactions on our marketplace are settled in cash. Our warehouses may also be targets of criminal acts. For example, in late 2018, we experienced an isolated incident in which our warehouse in Kenya was robbed, and merchandise with a value of approximately €500,000 was stolen. Violent crimes may increase as a result of the COVID-19 pandemic.

Further, the terrorist attacks of Boko Haram have created considerable economic instability in northeastern Nigeria for nearly a decade. Although it is difficult to quantify the economic effect of Boko Haram’s terrorist activities, countless markets, shops, and schools have been temporarily or permanently closed over the years out of fear of coordinated attacks. In some of the areas most devastated by terrorism, commercial banks have chosen to remain open for only three hours per day. Many Nigerians have also chosen to migrate from the north to the south, or out of the country altogether. If Boko Haram’s terrorist activities were to spread throughout Nigeria, the increasing violence could have material adverse effects on the Nigerian economy. A terrorist attack in Nairobi in January 2019 by Somalia-based militant group al-Shabab drew increased attention to the risks of destabilization in Kenya. An increase in violent crime or terrorism in any region of Africa may interfere with deliveries, discourage economic activity, weaken consumer confidence, diminish consumer purchasing power or cause harm to our sellers and consumers in other ways, any of which could have a material adverse effect on our business, financial position, results of operations and prospects.

Growth of our business depends on an increase in internet penetration in Africa.

Our business model relies on an increase in internet penetration and digital literacy in Africa. Even though the main urban centers of Africa typically offer reliable wired internet service, a substantial portion of the population are inhabitants of rural areas, which largely depend on mobile networks. Internet penetration in the markets in which we operate may not reach the levels seen in more developed countries for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed implementation of performance improvements or security measures. The internet infrastructure in the markets in which we operate may not be able to support continued growth in the number of users, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may also impede improvements in internet reliability. If telecommunications services are not sufficiently available to support the growth of the internet, response times could be slower, which would reduce internet usage and harm our platform. Internet penetration may decline if providers become insolvent or decide to exit a specific country. The price of personal computers, mobile devices and internet access, particularly with respect to mobile data rates, may also limit the growth of internet penetration in the markets in which we operate. Accordingly, there is no guarantee that internet penetration rates, and in particular, mobile internet penetration rates, will continue to grow as we anticipate. Internet penetration in our target markets may even stagnate or decline. In addition, digital illiteracy among many consumers and vendors in Africa presents obstacles to e-commerce growth.

If internet penetration and digital literacy do not increase in our markets of operation, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business model relies upon the continued growth of internet penetration and other external factors, some of which are beyond our control.

Our business model relies on the continued growth of internet penetration in our markets and use of the internet as a platform for online consumer transactions. Rapid growth in the use of and interest in the internet, particularly as a way to conduct commerce, is a recent phenomenon, and there can be no assurance that this acceptance and use will continue to exist or develop. To grow our user base successfully, consumers who have historically used traditional means of commerce to purchase goods and services must accept and use new ways of conducting business and exchanging information and funds online.

The continued growth of our business and e-commerce will depend on a number of factors, some of which are beyond our control, including, the establishment and extension of broadband access, the popularity of smartphones and other mobile devices, the cost of internet access and mobile data, the trust and confidence level of e-commerce sellers and consumers, and changes in demographics and consumer tastes and preferences. Even if internet penetration rates increase, physical retail or face-to-face transactions may remain the predominant form of commerce in our markets due to, among other factors, a lack of trust and confidence in e-commerce offerings. There is no guarantee that consumers will adapt to the use of the internet for consumer transactions on the scale we anticipate. Several companies that operate e-commerce websites have been successful and profitable in the past in other parts of the world; however, we operate in a business environment that is different from other e-commerce companies operating outside of Africa. Therefore, you should not interpret the success of any of these companies as indicative of our financial prospects.

A failure of e-commerce to continue to grow as we anticipate in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face competition, which may intensify.

As the e-commerce business model is relatively new in the markets in which we operate, competition for market share may intensify significantly. Current competitors, such as Souq.com (a company affiliated with Amazon) and noon in Egypt, Konga in Nigeria or Takealot and Superbalist, which are both part of the Naspers group, in South Africa, may seek to intensify their investments in those markets and also expand their businesses in new markets. We also face competition for on-demand services from companies such as Glovo, UberEast and OFood while in digital services we face competition from companies such as OPay and PalmPay. Some of our competitors currently copy our marketing campaigns, and such competitors may undertake more far reaching marketing events or adopt more aggressive pricing policies, all of which could adversely impact our competitive position. We also compete with a large and fragmented group of offline retailers, such as traditional brick-and-mortar retailers and market traders, in each of the markets in which we operate. In addition, new competitors may emerge, or global e-commerce companies, such as Amazon, Asos or Alibaba, which already offer shipping services to certain African countries for a selection of products, may expand across our markets, and such competitors may have greater access to financial, technological and marketing resources than we do. We also face competition from transactions taking place through other platforms, including via social media sites such as Instagram or Facebook.

Competitive pressure from current or future competitors or our failure to quickly and effectively adapt to a changing competitive landscape could adversely affect demand for the goods available on our marketplace and could thereby adversely affect our growth. Given the early stage of the e-commerce industry in the markets in which we operate, the share of goods sold and purchased via e-commerce may be small and loyalty of sellers and consumers may therefore be low. Current or future competitors may offer lower commissions to sellers than we do, and we may be forced to lower commissions in order to maintain our market share.

With respect to JumiaPay, we face competition from financial institutions with payment processing offerings, credit, debit and prepaid card service providers, other offline payment options and other electronic payment system operators, in each of the markets in which we operate. We expect competition to intensify in the future as existing and new competitors may introduce new services or enhance existing services. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services.

If we fail to compete effectively, we may lose existing sellers or consumers and fail to attract new sellers or consumers, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to adapt to changes in our industry or successfully launch and monetize new and innovative technologies, our growth and profitability could be adversely affected.

The internet and e-commerce industry is characterized by rapidly changing technology, evolving industry standards, new product and service introductions and changing consumer demand. Despite our investment of significant resources in developing our infrastructure, such as our logistics service, changes and developments in our industry may require us to re-evaluate our business model and significantly modify our long-term strategies and business plan.

We constantly seek to develop new and innovative technologies, such as our payment service, JumiaPay. Our ability to monetize these technologies and other new business lines in a timely manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:

●	our ability to manage the financial and operational aspects of developing and launching new technologies, including making appropriate investments in our software systems, information technologies and operational infrastructure;

●	our ability to secure required governmental permits and approvals and implement appropriate compliance procedures;
●	the level of commitment and interest from our current and potential third-party innovators;
●	our competitors developing and implementing similar or better technology;
●	our ability to effectively manage any third-party challenges to the intellectual property behind our technology;
●	our ability to collect, combine and leverage data about our consumers collected online and through our new technology in compliance with data protection laws; and
●	general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.

We may not be able to grow our new technologies or operate them profitably, and these new and innovative technology initiatives may never generate material revenue. In addition, our technology development requires substantial management time and resources, which may result in disruptions to our existing business operations and adversely affect our financial condition, which may decrease our profitability and growth.

We may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits.

We partner with numerous third parties. For example, more than 100 logistics providers are integrated into our logistics service and help us and our sellers deliver goods to consumers. Additionally, we may enter into new strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party, any economic or business interests of the other party that are inconsistent with ours, the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results, loss of key personnel, actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws, reputational concerns regarding our partners or our leadership that may be imputed to us, bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship, and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, these relationships may not deliver the benefits that were originally anticipated.

Any of these factors may have a material adverse effect on our business, financial condition, results of operations and prospects.

The continued growth of our business depends on several external factors, some of which are beyond our control, and there is no guarantee that we can maintain our historical growth rates.

Since our founding in 2012, we have experienced significant growth in our usage indicators, such as Annual Active Consumers or GMV and revenue. There can be no assurance that our growth will be sustainable and that we will continue to experience growth in the future. To support our path to profitability, we may reduce promotional intensity and consumer incentives, which may negatively affect GMV and revenue growth. External effects, such as the recent COVID-19 outbreak, which caused challenges for our cross-border business and created procurement issues for our sellers, may also negatively affect our growth trajectory. Even without these effects, we anticipate that our relative growth rate will decline over time as we achieve higher market penetration rates. Slowing growth rates mean that our business performance will become increasingly dependent on our ability to, among other things, use our operating leverage, increase our fulfillment efficiencies and decrease marketing costs in relation to our revenue. In addition, a shift in the relative proportion of first-party sales to third-party sales may significantly and negatively affect any reported revenue growth and could even lead to a decline in reported revenue.

The growth of our business and revenue is dependent on our ability to both retain existing and add new sellers, which we may not be able to continue to do at historic rates and acquisition costs, or at all. As we scale our business, we face the risk that our current sellers may not successfully increase their offers to keep up with increasing consumer demand, which may require us to increase our first-party sales. While any such increase would lead to a significant increase in revenue, our profit margins could be negatively affected, as we have historically recorded lower profit margins on first-party sales than on third-party sales. Alternatively, we could select and onboard new local or international sellers to keep up with the increasing consumer demand; however, doing so might prove more difficult than expected or we may not be able to onboard new sellers at all. Furthermore, if we onboard too many international sellers, we risk alienating local sellers which would compound supply issues. Similarly, we risk alienating small, local sellers as our company grows and we provide increasing exposure to larger sellers who can more easily adapt pricing strategies and product offerings to meet the needs of consumers.

We also face the risk of losing sellers due to seller insolvency. If any of our current sellers were to become insolvent, they would no longer be able to offer products on our marketplace. Additionally, they may not be able to fulfill open orders and deliver products as promised. Furthermore, if we pay a seller before such seller fulfills its obligations to our consumers, we may be unable to recover from such a seller any funds paid for undelivered items, for example if the seller becomes insolvent.

Our business growth and revenue may also be affected if we are unsuccessful in retaining our current consumer base or adding new consumers. Any decrease in the number of sellers and product offerings could lead to a corresponding decrease in Annual Active Consumers. Additionally, the costs of consumer retention may increase for various reasons, which could negatively affect our revenue. Our expansion into new markets may place us in unfamiliar competitive environments or may require us to invest significant resources, and there is no assurance that returns on such investments will be achieved.

The occurrence of any of the risks described above could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to manage future growth efficiently, which may adversely affect our business.

We aim to continue to grow our business and our leadership in the markets in which we operate. If we succeed in significantly increasing the number of our Annual Active Consumers, we will be required to further expand and improve our marketplace, technology systems, fulfillment infrastructure and consumer support, which we may not achieve in a timely and cost-effective manner. If we are unable to successfully manage future growth, consumer satisfaction and our reputation may be negatively affected.

Growth of our business may also place significant demands on our management and key employees, as expansion will increase the complexity of our business and place a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in numerous geographic locations. Our ability to hire a sufficient number of new employees for our expanding operations depends on the overall availability of qualified employees, and our ability to offer them sufficiently attractive employment terms compared to other employers. Functional experts such as technology experts and compliance specialists are particularly hard to recruit and retain in the markets in which we operate.

If we experience significant future growth, we may be required not only to make additional investments in our platform and workforce, but also to expand our relationships with various partners and other third parties with whom we do business, such as third-party carriers, and to expend time and effort to integrate such parties into our operations. The expansion of our business could exceed the capacities of our partners and other third parties willing to do business with us, and if they are unable to keep up with our growth, our operations could be adversely affected.

Any failure to meet such challenges may lead to an increase in the risk of disruptions and compliance violations, could adversely affect our profitability, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to maintain or improve the network effects of our platform, which could negatively affect our business and prospects.

Our ability to maintain or improve our platform around our marketplace, logistics and payment services is critical to our success. The extent to which we are able to maintain or strengthen these network effects depends on our ability to execute a number of challenging tasks, including:

●	offer a secure, fast and user-friendly platform, especially a mobile platform, for all participants;
●	provide tools and services that meet the evolving needs of sellers, consumers and other participants;
●	provide a wide range of high-quality product and service offerings;
●	provide sellers with a high level of relevant traffic flow and effective online services;
●	provide an efficient logistics service and coordinate a large number of fragmented third-party logistics and delivery companies;
●	attract and retain third-party service providers who are able to provide quality services on commercially reasonable terms to our sellers;
●	provide secure, trusted and convenient payment solution services;
●	maintain the quality of our consumer service and consumer protection; and
●	continue adapting to the changing demands of the markets in which we operate.

In addition, changes we may make to enhance and improve our platform may be viewed positively from one participant group’s perspective and negatively from another group’s perspective.

If we fail to maintain or improve our platform by balancing the interests of all participants, sellers, consumers or other participants may stop visiting our marketplace, conduct fewer transactions on our marketplace or use alternative platforms, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to effectively monetize our services, which could negatively affect our business and prospects.

We may fail to effectively monetize our services, particularly as a number of our monetization avenues are nascent or untested. For example, as the competitive landscape in Africa increases, we may need to decrease the rate of our seller commissions in order to retain our seller base. Additionally, effective monetization of our nascent marketing and advertising service depends on our ability to generate sufficient usage on our platform and an attractive return on investment to advertisers. Furthermore, we cannot guarantee the successful monetization of our Jumia Logistics service to third parties or the successful off-platform expansion of JumiaPay. Any failure to successfully monetize these or other of our services could negatively affect our business and prospects.

We may be unable to maintain and expand our relationships with sellers or to find additional sellers for our marketplace.

Our sellers range from small merchants and artisans to larger corporations. If we fail to maintain and expand our existing relationships or to build new relationships with sellers on acceptable commercial terms, we will not be able to maintain and expand our broad product and service offering, which could adversely affect our business.

In order to maintain and expand our relationships with our current sellers and to attract additional quality sellers, we need, among other factors, to:

●	provide a simple and easy to use platform, on which sellers can attractively present their goods and services;
●	demonstrate our ability to help our sellers sell significant volumes of their goods;
●	provide sellers with effective marketing and advertising products;
●	offer an innovative platform;
●	offer sellers a high-quality, cost-effective fulfillment process, including returns; and
●	continue to provide sellers with a dynamic and real time view of demand and inventory via data and analytics capabilities.

If we fail to maintain an attractive mix of sellers or fail to find quality sellers of attractive goods, if such sellers refuse to use our platform or if we do not manage these relationships efficiently, we may not be able to grow as anticipated, which could adversely affect our business. Our competitors may seek to enter into exclusivity agreements with certain sellers and thereby prevent us from partnering with such sellers. Competitors or retailers may encourage manufacturers to limit distribution to sellers who sell through us.

Our policy is to delist any goods or sellers who repeatedly fail to meet our performance standards (e.g., product quality, environmental compliance and labor relations standards), which may lead to a significant reduction of sellers on our marketplace. Furthermore, sellers may decide to cease cooperating with us, discontinue their operations, or may face financial distress or other business disruptions. As a result, we may not be able to maintain and expand our product offering and may consequently lose consumers to competitors with a larger seller base.

An inability to find, engage and retain the right sellers could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers.

The size and engagement level of our consumer base are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining, and engaging Annual Active Consumers. We continue to invest significant resources to grow our consumer base and increase participant engagement, whether through innovation, providing new or improved goods or services, marketing efforts or other means. While our consumer base has expanded significantly, we cannot assure you that our consumer base and engagement levels will continue growing at satisfactory rates, or at all. Our consumer growth and engagement could be adversely affected if, among other things:

●	we are unable to maintain the quality of our existing goods and services;
●	we are unsuccessful in innovating or introducing new goods and services;

●	we fail to adapt to changes in participant preferences, market trends or advancements in technology;
●	technical or other problems prevent us from delivering our goods or services in a timely and reliable manner or otherwise affect the participant experience;
●	there are participant concerns related to privacy, safety, security or reputational factors;
●	there are adverse changes to our platform that are mandated by, or that we elect to make in response to, legislation, regulation, or litigation, including settlements or consent decrees;
●	we fail to maintain the brand image of our platform or our reputation is damaged; or
●	there are unexpected changes to the demographic trends or economic development of the markets in which we operate.

Our efforts to avoid or address any of these events could require us to make substantial expenditures to modify or adapt our services or platform. If we fail to retain or grow our participant base, or if our users reduce their engagement with our platform, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Sellers set their own prices and decide which goods they make available on our marketplace, which could affect our ability to respond to consumer preferences and trends.

We do not control the portfolio or pricing strategies of our sellers, which could affect our ability to effectively compete on the breadth of our product assortment or on price with the other distribution channels. Our sellers may be unaware of consumer preferences and trends and fail to offer the products our consumers prefer. Additionally, our sellers may employ different pricing strategies based on the geographical location of consumers, which could lead consumers to seek for more competitively priced products on other distribution channels. Our sellers may also engage in fictitious pricing, an advertising tactic wherein sellers exaggerate the level of discounts provided on certain products by comparing the discount price to a prior-reference price at which the product was never really offered for sale. Such tactics, if perpetrated by our sellers, may alienate consumers from our marketplace and harm our reputation. Moreover, sellers that are prevented from engaging in fictitious pricing on our marketplace may choose to list their goods on other channels instead of our marketplace, which could also result in a loss of consumers.

If consumers are unable to purchase their preferred products at competitive prices on our marketplace, they may choose to purchase products elsewhere, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In order to offer our consumers an attractive product mix, we may be required to find sellers abroad or to engage in selling goods ourselves.

The more attractive the product mix on our marketplace, the more consumers visit our marketplace and order from our sellers. However, there can be no assurance that our sellers will offer a product mix that is attractive to our consumers. If we identify gaps in the product offering on our marketplace, we either seek to have sellers from abroad, such as China, offer their goods on our marketplace or, in some cases, decide to sell goods ourselves. Sellers from abroad may, however, only be interested in listing goods with a high value, as low value goods may not allow them to recover the costs incurred for sales over our marketplace. Furthermore, there can be no assurance that sellers from abroad will not face issues with import restrictions or delays in obtaining required customs clearances. As a growing percentage of our revenue stems from cross-border sales, future import restrictions, delays in obtaining required customs clearances, in particular with respect to goods imported from China, or events negatively affecting international trade, such as the recent COVID-19 outbreak, may have a material adverse effect on our revenue.

Where we engage directly in selling goods, we take on inventory risk. Although many of our inventory-related systems are automated, some internal processes at our warehouses are handled manually, which may result in errors. Consumer preferences regarding price, quality and design of certain goods may change rapidly, making it difficult to accurately forecast future demand. If we fail to correctly anticipate the demand, we may not be able to avoid overstocking or understocking certain goods. If we underestimate demand, this may result in a loss of consumers who are unsatisfied with our delivery times. If we overestimate demand, we may experience excess inventories and may ultimately be forced to record losses for write-offs on inventory. In order to sell such excess inventories, we may choose to sell goods at significant discounts, which may adversely affect our profit margins and the level of prices we can demand for other goods, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We face challenges with failed deliveries, excessive returns and voucher abuse, which may materially and adversely affect our business and prospects.

Most of our orders are home delivery. For home deliveries, consumers need to be present at the point of delivery or need to have made arrangements for drop-off or delivery to a third person. In addition, for orders to be paid in cash on delivery, the relevant consumer must provide payment at the time of delivery. However, there is no guarantee that our consumers will actually be present at scheduled delivery locations at the scheduled delivery times. If a consumer is not present and has not made other arrangements, we schedule a new delivery time. We typically make three delivery attempts, and if all of these attempts fail, we return the product to the seller. If there is a failed delivery, we are required to notify the seller within 21 days of when the package was shipped. If we do not notify the seller within this timeframe, we must take possession of the item and accept the loss as a result of the failed delivery.

Even if the product is successfully delivered to the consumer and delivery is verified, most of our sellers are required, either by local regulations or by our operating standards, to allow consumers to return goods within a certain period of time after delivery. For example, in Egypt, which is one of our largest markets, consumers have a legal right to return any product within fourteen days after delivery so long as the product is in the same condition as when delivered. Furthermore, if our sellers offer more consumer friendly return policies, the number of returns may increase, which could adversely affect our business. We also utilize an algorithm that determines, based upon a number of factors, whether a consumer will receive a refund for a returned item. In some instances, the algorithm might make a refund determination before our after-sales team is able to review and process the refund. Any mistakes or errors in the algorithm could result in mistaken refunds, which in turn could result in loss of sales.

In certain markets, we also offer guarantees in the event that a damaged or defective product is delivered. Although we have instituted these guarantees in an effort to increase consumer satisfaction, consumers may abuse our guarantee policies which could harm our business. Additionally, we seek to increase consumer satisfaction across all markets by offering apology vouchers to our consumers on a case-by-case basis in the event of a failed or incorrect delivery. However, we have experienced an increase in the incidence of fraud and voucher abuse wherein account owners have managed to receive duplicate apology vouchers for the same transaction.

A significant increase in failed deliveries, excessive or mistaken returns, or voucher abuse – due to changing consumer behavior, consumer dissatisfaction with our goods or consumer service, or otherwise – may force us to allocate additional resources to mitigating these issues, may force us to waive our commission fees and may materially and adversely affect our business, financial condition, results of operations and prospects.

We face risks associated with our use of third-party delivery agents and our acceptance of cash on delivery as a payment method, which may materially and adversely affect our business and prospects.

We face risks associated with our use of third-party delivery agents, including the risk that such agents might misappropriate inventory. Additionally, we struggle to verify delivery when our third-party delivery partners deliver packages without obtaining consumer signatures. When goods are delivered without verification, we may be required to deliver a duplicate product.

We also face risks associated with our acceptance of cash on delivery as a payment method. When a third-party delivery agent successfully delivers a product and accepts cash payment from the consumer, we face the risks of late collections (in the event that the third-party delivery agent does not remit the funds to us on time) or unrecoverable receivables (in the event that the third-party delivery agent commits fraud or becomes insolvent). These risks are particularly acute in countries where the percentage of outsourced deliveries remains high.

For example, in Kenya, where approximately 95% of our consumers paid in cash or with cash equivalents on delivery in 2016, we discovered in early 2018 that €720 thousand of cash payments remained uncollected in 2016, the large majority of which was never subsequently collected. The extent of the effect on our cash flows in 2016 was due to our previous use of an insufficient cash reconciliation system, which has now been replaced with an automated system that allows us to monitor transactions in each of our markets on a daily basis. Even though we have taken measures to reduce the risks of fraud and uncollected receivables, these risks – whether facilitated by our employees, sellers, partners or consumers – remain, due largely to the prevalence of cash on delivery in many of our markets.

Any significant increase in misappropriated inventory, late collections or unrecoverable receivables, whether due to fraud or otherwise, may force us to allocate additional resources to mitigating these issues, may force us to waive our commission fees and may materially and adversely affect our business, financial condition, results of operations and prospects.

We may be subject to allegations and lawsuits concerning the content of our platform or claiming that items listed on our marketplace are counterfeit, pirated or illegal.

We operate a marketplace where sellers can offer their goods and directly contact our consumers. Consumers or regulatory authorities may allege that items offered or sold through our marketplace infringe third-party copyrights, trademarks and patents or other intellectual property rights, are pirated or illegal or violate consumer protection laws or regulations. While we have adopted certain measures to verify the authenticity of goods sold on our marketplaces (for example, content verification for new sellers or for sellers who sell goods at prices that seem too low for genuine goods) to minimize potential violations and/or infringement of third-party intellectual property rights, these measures may not always be successful.

When we receive complaints or allegations regarding infringement or counterfeit, pirated or illegal goods, we follow certain procedures to verify the nature of the complaint and the relevant facts in order to be able to determine the appropriate action, which may include removal of the item from our marketplace and, in certain cases, discontinuing our relationship with a seller who repeatedly violates our policies. For example, we do not allow the listing and sale of prescription medication on our marketplace. We delist any seller who does not comply with this policy. We believe these procedures are important to ensure confidence in our marketplace among sellers and consumers. However, these procedures could result in the delay of de-listing of allegedly infringing goods and may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for unlawful activities carried out, including goods listed, by third parties on our platform.

In the event that alleged counterfeit, pirated, illegal or infringing goods are listed or sold on our marketplace, we could face claims for such listings, sales or alleged infringement or for our failure to act in a timely or effective manner to restrict or limit such sales or infringement. For example, in January 2017, the Consumer Protection Agency in Egypt investigated the sale of unlisted drugs on our platform. As a result of this investigation, we were fined €5,000. Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle such claims. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit, pirated or illegal goods, we could face regulatory, civil or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices and implement further measures in an effort to protect against these potential liabilities, which could lower our revenue, increase our costs or make our platform less attractive and user-friendly. Sellers whose content is removed or services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

In addition, the public perception that counterfeit, pirated or illegal items are commonplace on our marketplace or perceived delays in our removal of these items, even if factually incorrect, could damage our reputation, result in lower list prices for goods sold through our marketplaces, deter sellers, consumers and brands from doing business via our platform, harm our business, result in regulatory pressure or action against us and diminish the value of our brand.

The materialization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

Harmful goods, product defects and product recalls could adversely affect our business and reputation.

As the goods offered through our marketplace are manufactured by third parties, we have only limited control over the quality of these goods. We cannot always effectively prevent our sellers from selling harmful or defective goods, which could cause death, disease or injury to our consumers or damage their property. We may be seen as having facilitated the sale of such goods and may be forced to recall such goods. Where we act directly as seller, we may also have to recall harmful goods. In all of these cases, we may not be able to avoid product liability claims and/or administrative fines or criminal charges against us. There is no guarantee that we will be adequately insured against such risks or that we will be able to take recourse against the sellers or suppliers from whom we sourced these goods, in particular if the seller or supplier is located in a foreign country where enforcement of our rights may be difficult, such as China, or does not have sufficient capital to indemnify us. In addition, any negative publicity resulting from product recalls or the assertion that we sold defective goods could damage our brand and reputation.

The sale of harmful or defective goods and product recalls could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted on our platform could harm our business.

We face risks with respect to fraudulent activities on our platform. Given the countries in which we operate, the number of participants on our platform and the fragmentation of our business, it is a challenge to anticipate, detect and address fraudulent activities. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among sellers, consumers and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our platform to sellers or consumers.

For example, we may receive complaints from consumers who may not have received goods that they had purchased, or complaints from sellers who have not received payment for the goods ordered. In addition to fraudulent transactions with legitimate consumers, sellers may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our marketplace, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers and may harm consumers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is. In early 2019, we also received information alleging that a seller in Morocco paid one of our employees in order to receive favorable marketing treatment and, after an internal review, delisted the seller.

In addition, we received information in early 2019 alleging that some of our independent sales consultants, members of our JForce program (“JForce”) in Nigeria, may have engaged in improper sales practices. Through an internal review of our sales practices covering all of our countries of operation and data from January 1, 2017 to June 30, 2019, we identified several JForce agents and sellers who collaborated with employees in order to benefit from differences between commissions charged to sellers and higher commissions paid to JForce agents. In mid-2019 and late 2019, we identified instances where improper orders were placed, including through the JForce program, and subsequently cancelled. These transactions had virtually no impact on our financial statements. In aggregate, the improper orders identified generated less than 3% of our GMV in 2018, concentrated in the fourth quarter, and less than 2% of our GMV in 2019.

Illegal, fraudulent or collusive activities by our employees could have a material adverse effect on our business, financial condition, results of operations and prospects and could subject us to liability or negative publicity. We have identified allegations of employee misconduct, which led us to improve our internal controls and our cash reconciliation system. We routinely monitor our internal controls, processes and procedures at a country and group level, but we can provide no assurances that such controls, processes and procedures will prove effective. Any illegal, fraudulent or collusive activity conducted by our employees could adversely affect our profitability and could severely damage our brand and reputation as an operator of a trusted marketplace, which could drive sellers, consumers and other participants away from our marketplace.

Negative publicity and consumer sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees could severely diminish consumer confidence in us and in our services, reduce our ability to attract new or retain current consumers, sellers and other participants, discourage banks and card issuers from allowing their payment instruments to be used to conduct transactions on our platform, harm investor confidence, negatively affect our ability to raise additional capital, damage our reputation and diminish the value of our brand; any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition to seller fraud and fraud committed by our employees, partners or other third parties, we face the risk of fraud perpetrated directly by our consumers. For example, a group of consumers in Kenya fraudulently used electronic payment suppliers to acquire approximately €550,000 in goods on our marketplace in December 2017. Consumer fraud may harm seller confidence in the integrity of our marketplace and the certainty of payment.

We and certain of our board members and officers have been named as defendants in several shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operation, prospects and reputation.

In 2019, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us, certain of our officers, the members of our Supervisory Board, the underwriters of our initial public offering and, in New York State court, our auditor and our authorized representative. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we will continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, prospects and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may be subject to chargeback and refund liability if our sellers do not reimburse chargebacks or refunds resolved in favor of their consumers.

We face risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by sellers on our marketplace. When a billing dispute with respect to a transaction on our platform is resolved in favor of the cardholder, including in instances of fraudulent seller activity, the transaction is typically “charged back” to us and the purchase price is credited or otherwise refunded to the cardholder. If we do not collect chargebacks or refunds from the seller’s account, or if the seller refuses to or is unable to reimburse us for chargebacks or refund due to closure, insolvency, or other reasons, we may lose the amount refunded to the cardholder.

Our financial results would be adversely affected to the extent that sellers do not fully reimburse us for the related chargebacks. Additionally, chargebacks occur more frequently with online transactions than with in-person transactions. Any increase in chargebacks or refunds not paid by our sellers may have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on third-party carriers as part of our fulfillment process.

We depend on the services of third-party carriers for the delivery of a large number of goods to our warehouses and subsequently to the distribution centers of third-party carriers and from there to our consumers. Even where goods do not enter our warehouses, these goods are handled by third-party carriers who directly receive them from sellers.

Consequently, we have only limited control over the timing of deliveries and the security and quality of the goods while they are being transported. Consumers may experience shipping delays due to inclement weather, natural disasters, employment strikes or terrorism, and/or goods may be damaged or lost in transit. If goods are of a poor quality or damaged or lost in transit, not delivered in a timely manner, or if we are not able to provide adequate consumer support, our consumers may become dissatisfied and cease buying their goods through our marketplace.

It may be difficult to replace any of our current third-party carriers due to a lack of alternative offerings at comparable prices and/or service quality in the relevant geographic area. Given the infrastructure deficiencies in the markets in which we currently operate, experienced and highly qualified third-party carriers are in increasing demand and accordingly, have only limited capacities. As a result, competition for delivery capacities may intensify even further. In addition, our carriers may increase their prices, which would adversely affect our results. Furthermore, as we continue to grow, our existing carriers may be unable to keep up with such growth, and we may have to contract additional carriers. There is no guarantee that their services and prices will be satisfactory to us or our consumers. An inability to maintain and expand a network of high-quality third-party carriers at attractive costs could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to maintain or expand our logistics capabilities.

The successful operation and expansion of our logistics service is crucial to maintain and enhance consumer satisfaction and to our business and continued growth.

Our warehouses handle a number of functions, including inbound freight, storage, packaging, outbound freight, and handling of returns. These processes are complex and depend on sophisticated know-how and technological infrastructure. Any failure or disruption of our logistics, including due to software malfunctions, inability to renew leases for existing offices or warehouses, theft from or disruptions to the processes within our warehouses, labor strikes, fires, natural disasters, pandemics such as COVID-19, acts of terrorism, vandalism or sabotage could adversely affect our ability deliver goods ordered via our marketplace in a timely manner, increase our logistics costs and harm our reputation.

Furthermore, delivery times for our goods vary due to a variety of factors such as relevant goods, stock levels, location of warehouses from which goods are shipped, speed of our sellers, number of goods included in the relevant order, country in which sellers and consumers are located and the speed of third-party carriers. Consumers may expect faster delivery times and more convenient deliveries than we can provide. If we are unable to meet consumer expectations, or if our competitors are able to deliver goods faster or more conveniently, our reputation and competitiveness may suffer and we could lose consumers, which could adversely affect our revenue.

Additionally, we face the risk that any of our third-party carriers, who often collect cash-on-delivery payments from our consumers, may become insolvent, in which case our delivery capability would be adversely affected, and we would be unable to collect the cash payments such a carrier still held on our behalf. Even though we would not be able to collect from an insolvent third-party carrier, we would still be obligated to pay our sellers whose goods were already delivered to consumers. The insolvency of any of our third-party carriers could harm our business and financial condition.

Our current logistics capacity may prove insufficient if we continue to grow. There is no guarantee that we will be able to open additional warehouses, find delivery partners with sufficient capacity in an efficient and timely manner, lease additional suitable warehouses on acceptable terms, expand other areas of our fulfillment process to the extent necessary or recruit qualified personnel required to operate our warehouses and manage such expansion. Any failure to expand our logistics capacity to meet the demands of our continued growth could prevent us from growing our business.

If we decide to expand geographically, or add new businesses or product categories with different logistics requirements or change the composition of our product offering, our logistics infrastructure may require greater processing capacity, requiring us to adapt our logistics service and to find new partners. Any expansion or difficulties we encounter in our operations may force us to change the current set-up and organization of our logistics network, including by relocating or outsourcing certain capabilities. However, there is no guarantee that the associated transition will be smooth and we may be unable to react to such challenges in a cost-effective and timely manner.

An inability to efficiently operate and expand our warehouses and logistics capabilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

If any of our logistics services were to malfunction, suffer an outage or otherwise fail, our business may be materially and adversely affected.

We cooperate with a number of third-party logistics and delivery companies to help our sellers fulfill orders and deliver their goods to consumers, in particular with respect to last-mile delivery. We have established a logistics information platform that links our information system to those of our logistics partners. Interruptions to or failures in our third-parties’ logistics and delivery services, or in our logistics information platform, could prevent the timely or proper delivery of goods to consumers, which could harm our reputation, in particular if such interruptions or failures occur during one of our key sales events, like Black Friday. These interruptions may be caused by events that are beyond our control or the control of these third parties, such as inclement weather, natural disasters, transportation disruptions or labor unrest. Our logistics and delivery services could also be affected or interrupted by industry consolidation, service provider failure, insolvency, change in regulations or government shut-downs.

If the logistics information platform we use were to fail for any reason, our logistics providers may find it more difficult or even impossible to connect with our sellers, and their services and the functionality of our platform could be severely affected. Our existing disaster recovery plans may not be sufficient to ensure a timely remediation of such failures or disruptions.

In addition, in the event of any interruptions to or failures in our third-parties’ logistics and delivery services, or in our logistics service, we could be held liable by our sellers and/or consumers for any resulting damage.

If goods sold on our marketplace are not delivered in proper condition, on a timely basis or at shipping rates that marketplace participants are willing to bear, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

The costs of our logistics service are subject to fluctuation in the prices of raw materials and fuel, and we may not be able to pass on price increases to our sellers and consumers.

Our logistics service provides solutions for the delivery of goods ordered through our marketplace. Our logistics service includes a number of logistics partners, with whom we agree on certain economical terms and settle the incurred costs. While we seek to pass on to our sellers and consumers most of the costs of these logistic services, we typically bear the risk of cost fluctuation. The costs of our logistics service are typically influenced by a variety of factors, many of which are beyond our control, including raw material and fuel prices, labor costs, rent levels, import tariffs and fluctuation in foreign exchange rates, the capacity and utilization rates of our sellers and carriers, which in turn depend on general demand, as well as the quantities of goods we demand and our specifications. As a result, our costs may vary considerably in the short-term and increase significantly if certain partners experience shortages. There is no guarantee that we will be able to pass on such costs to our sellers or consumers through price increases, and such price increases could adversely affect demand for the goods or services sold on our marketplace. If competitors are able to offer lower prices as they benefit from decreasing raw materials or fuel prices, sellers and consumers may demand that we also lower our prices, irrespective of the actual development of our costs.

Increases in logistics costs and an inability to pass on such increases to our sellers and consumers could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in how consumers fund their transactions using our payment service could harm our business.

We may pay significant transaction fees when consumers fund payment transactions using credit, debit or prepaid cards, mobile money or via bank transfers, and no fees when consumers fund payment transactions from an existing Jumia account balance or when consumers pay cash on delivery.

The financial success of our payment services is sensitive to changes in the rate at which our consumers fund payments, which can significantly increase our costs. Some of our consumers may prefer to use credit, debit or prepaid cards due to their functionality and/or benefits. An increase in the proportion of more expensive payment forms as compared to less expensive payment forms could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our payment service, JumiaPay, could fail to function properly, and we may not be able to expand or integrate JumiaPay into other online portals.

JumiaPay facilitates transactions between sellers and consumers and provides certain participants with access to financial services. Due to the variety and complexity of the payment methods we offer, we may experience failures in our checkout process, such as banks rejecting payment or consumers having insufficient funds, which could adversely affect our conversion rate, defined as the share of potential consumers visiting our marketplace who actually place an order, and our business.

We rely on third parties to provide payment processing services. We also rely on third-party payment processors, and encryption and authentication technology licensed from third parties, to securely transmit consumers’ personal information. If these companies become unwilling or unable to provide these services or increase their fees, such as bank and intermediary fees for card payments, our operations may be disrupted and our operating costs could increase. Our invoice and billing systems may malfunction due to the implementation of new payment methods and technology, errors in existing codes or other technology issues. Any such issues may impair our ability to create correct invoices, avoid the recording of duplicate invoices or payments and collect payments in a timely manner, or at all. Even though we aim to contract with multiple providers with overlapping competencies, we cannot guarantee that our third-party vendors will not experience a disruption in their services, increase their costs, or discontinue their services.

In addition, our current payment infrastructure may prove insufficient if we continue to grow or if decide to expand JumiaPay geographically. For instance, there is no guarantee that we will be able to maintain or enter into strategic partnerships with financial institutions or other payment solution providers in the markets in which we currently operate our marketplace or will operate. Further, we may not be able to process high volumes. Any failure of the technology behind our payment solutions could be disruptive.

Malfunctions of our payment systems or our failure to effectively manage the growth of JumiaPay could have a material adverse effect on our business, financial condition, results of operations and prospects.

We could be subject to liability and forced to change our JumiaPay business practices if we were found to be subject to or in violation of any laws or regulations governing banking, money transmission, tax regulation, anti-money laundering regulations or electronic funds transfers in any country where we operate; or if new legislation regarding these issues were enacted in the countries where JumiaPay operates.

A number of jurisdictions where we operate have enacted legislation regulating money transmitters and/or electronic payments or funds transfers. If our operation of JumiaPay were found to be in violation of money services laws or regulations or any tax or anti-money laundering regulations, or engaged in an unauthorized banking or financial business, we could be subject to liability, forced to cease doing business with residents of certain countries, or forced to change our business practices. Any change to our JumiaPay business practices due to current or new legislation that makes the service less attractive to customers or prohibits its use by residents of a particular jurisdiction could harm our business. Even if we are not forced to change our JumiaPay business practices, we could be required to obtain licenses or regulatory approvals that could be very expensive and time consuming, and we cannot assure that we would be able to obtain these licenses in a timely manner or at all.

Deterioration in the performance of, or our relationship with, third-party payment aggregators may adversely affect JumiaPay and harm our business.

JumiaPay often relies on payment aggregators to facilitate consumer payments. Payment aggregators collect payment from consumers via credit, debit or prepaid cards, mobile money accounts or bank transfers and then forward payment to the seller, usually within one to three business days. Thus, aggregators allow sellers to collect card or bank transfer payments without establishing a direct relationship with banks and/or card networks used by our consumers. In 2019, in connection with an investment of Mastercard into us, we entered into a commercial agreement with Mastercard Asia/Pacific with a term of ten years, which provides Mastercard Asia/Pacific with priority in delivering payment network-based solutions and technologies related to our business. This agreement could lead to a deterioration of our relationship with other service providers. If our relationship with such other service providers or third-party aggregators weakens, our ability to provide payment services to our consumers may be adversely effected. Additionally, if these third-party aggregators fail to meet certain quality standards, our business and reputation may suffer. If we fail to extend or renew agreements with these aggregators on acceptable terms, this may have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes to payment card networks or bank fees, rules, or practices, or our inability to allow consumers to use payment cards on our platform could harm our business.

From time to time, payment card networks or relevant banking regulators have increased the interchange fees and assessments that they charge for each transaction that accesses their networks, and they may further increase such fees and assessments in the future. Although our agreement with Mastercard enables us to use Mastercard Payment Gateway Services to process payment transactions, we face the risk that banks and payment processors might pass on to us any increases in interchange fees and assessments. Any changes in interchange fees and assessments could increase our operating costs and reduce our operating income.

We are required by our processors to comply with payment card network operating rules, including special operating rules for payment service providers to sellers, and we have agreed to reimburse our processors for any fines they are assessed by payment card networks as a result of any rule violations by us or our sellers. The payment card networks set and interpret the card operating rules and could interpret or re-interpret existing rules or adopt new operating rules that we or our processors might find difficult or even impossible to follow, or costly to implement. As a result, we could lose our ability to give consumers the option of using payment cards to fund their payments or the choice of currency in which they would like their card to be charged. Any inability to accept payment cards or any meaningful limitation in our ability to do so, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to card fraud or other fraudulent behavior, including as a result of identity theft.

Under current card practices, we may be liable for fraudulent card transactions. We do not currently carry insurance against this risk. The risk of significant losses associated with card fraud increases as our net sales increase and as we continue to expand geographically.

Furthermore, there is no guarantee that our established fraud scoring and risk handling systems will function properly at all times or that there are no gaps or errors in our algorithms that may result in unauthorized purchases. In addition, increasingly strict legislation on data protection may limit our ability to obtain the data required for our algorithms to function properly. Consequently, we may fail to identify fraudulent transactions before they occur or prevent fraudulent transactions from occurring.

If purchases or payments are not properly authorized or payment confirmations are transmitted in error, the relevant consumer may have insufficient funds or be able to defraud us, which could adversely affect our operations and result in increased legal expenses and fees. Consumers who are victims of fraudulent transactions where outside individuals use valid consumer account data to purchase goods, including as a result of identity theft, generally, have the right to require that we return those funds. In such instances of fraud, we may not be able to, or may not seek to, recover these chargebacks. We operate a delayed settlement regime in an effort to prevent this type of fraud and avoid distributing funds to insolvent sellers that fail to deliver their products. However, we cannot guarantee that such a regime will always prove effective.

Because our payment service, JumiaPay, is highly automated and allows for instant payment, we experience heightened susceptibility to fraud. We cannot completely guard against internal or external intruders into our data platform who may seek to use or manipulate our systems to create, transfer, or otherwise misappropriate funds belonging to legitimate consumers or to create new accounts or modify or delete existing accounts. We aim to balance convenience and security for sellers and consumers, and we cannot guarantee that we will be completely successful in preventing fraud. Furthermore, permitting new and innovative online payment options may increase the risk of fraud. High levels of fraud could result in an obligation to comply with additional requirements, pay higher payment processing fees or fines, or prevent us from retaining our consumers.

Fraudulent behavior could subject us to liability, damage our reputation and brand and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Dissatisfaction with our consumer support could prevent us from retaining our consumers.

As most interactions with consumers and sellers are conducted online, consumers and sellers may become frustrated when they cannot communicate with a representative over the phone. We pursue a multi-channel approach to consumer support, responding to requests by email, through our hotlines and via social media. The satisfaction of our consumers depends on the effectiveness of our consumer service, particularly our ability to deal with complaints in a timely and satisfying manner. As we continue to grow, we may need to add consumer support capabilities and may not be able to do so in a timely manner, or at all. Any unsatisfactory response or lack of responsiveness by our consumer support team, whether due to interruptions of our hotlines or other factors, could adversely affect consumer satisfaction and loyalty.

Dissatisfaction with our consumer support could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any failure to maintain, protect and enhance our reputation and brand may adversely affect our business.

The recognition and reputation of our brand among our platform participants are critical for the growth and continued success of our business and for our competitiveness in the markets in which we operate. Any loss of trust in our platform could harm the value of our brand and result in consumers and sellers ceasing to transact business on our marketplace or participants reducing the level of their commercial activity in our ecosystem, which could materially reduce our revenue and profitability. As competition intensifies, we anticipate that maintaining and enhancing our reputation and brand may become increasingly difficult and expensive, and investments to improve our reputation and increase the value of our brand may not be successful. Many factors, some of which are beyond our control, are important for maintaining and enhancing the reputation of our platform and brand, including our ability to:

●	maintain and improve the reliability and security of our platform;
●	maintain and improve the popularity, attractiveness, diversity, quality and value of the goods and services offered on our platform;
●	increase brand awareness through marketing and brand promotion activities;
●	preserve our reputation;

●	maintain and improve our relationships with sellers;
●	maintain and improve consumer satisfaction and loyalty;
●	maintain and improve the efficiency, reliability and quality of our payment and logistics services; and
●	manage new and existing technologies and sales channels, including our mobile applications.

Any failure to offer high quality goods and excellent consumer service could subject us to legal action or damage our reputation and brand and lead to a loss of consumers. For example, administrative agencies in several countries in which we operate require certification for various consumer goods before they can be offered for sale on our marketplace. Our third-party sellers are responsible for obtaining these certifications. If we allow third-party sellers to place their goods on our marketplace without proper certification, we might project to our consumers that they cannot always rely on goods available on our marketplace, we might be subject to fines or sanctions and we might face complaints from other compliant sellers. For example, one of our sellers complained that other sellers on our marketplace have listed goods without possessing the necessary licenses or certificates, while also asserting that we are responsible for aiding and abetting these improper listings. We also have procedures in place to ensure pre-shipping quality control checks, but, there can be no assurance that we will be able to catch all products that do not meet our quality standards, which could result in a loss of consumer confidence and harm our reputation. Our policy of delisting the sellers of noncompliant and/or low-quality goods until they produce the proper certificates and licenses or until their products meet our high quality standards allows us to respond to complaints from administrative agencies and sellers. However, any delisting of sellers limits the total number of sales on our marketplace.

A large percentage of our products are offered by third-party sellers and delivered by third-party companies and are not completely within our control. Consequently, we may receive negative publicity in cases of inappropriate actions of such sellers and delivery companies such as violations of product safety regulations, environmental standards, tax compliance, import rules, labor laws or incidents involving drivers and/or consumers that may make it more difficult for us to recruit new employees or may require us to change our business model. We also rely on third parties for information, including product characteristics and availability of goods we offer, which may be inaccurate. While our policy is to delist goods or sellers that fail to meet certain standards, there is no guarantee that we are capable of delisting these goods and sellers in a timely manner, or at all. Any negative publicity relating to an accident or other incident resulting in serious injury or death of consumers, employees or other individuals could have a material adverse effect on our reputation in our industry and in the countries in which we currently operate.

As we rely on a number of marketing channels, in particular social media sites, including Facebook, for the promotion of our brand and marketing efforts, any negative publicity may be accelerated through social media due to its immediacy and accessibility. Such negative publicity, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new or retain existing consumers. Given the rapid nature of social media, we may be unable to react to such negative publicity in a timely manner. Negative publicity may also stem from our association with any of our shareholders or business partners.

We may be the target of anti-competitive behavior, harassment, or other detrimental conduct by third parties, including from our competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies, which may arise from actions taken by third parties or our own commercial actions. As a result of such conduct, we may be subject to government or regulatory investigation and may be required to expend significant time and incur substantial costs to address such conduct. There is no guarantee that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all.

Any failure to maintain, protect and enhance our reputation and brands, whether as a result of our own actions or those of third parties, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our significant investments in marketing may fail to yield the desired results.

In order to reach a diverse consumer base in the e-commerce industry and to further build awareness of our brand, we have incurred, and may continue to incur, substantial marketing expenses.

For purposes of planning our future marketing efforts, including deciding on the mix of marketing channels and setting our marketing budget, we rely on data regarding the effectiveness of marketing measures and channels collected in the past. Any inability to accurately measure the effectiveness of our marketing measures and channels, for example due to the time lag between the first consumer contact and the placement of an order as well as the time of the order and revenue realization, may lead to our marketing efforts not having the desired effect, which may negatively affect our growth and business. Additionally, we may be unable to accurately measure the number of consumers we are reaching with our marketing efforts, as in many instances a single consumer may be associated with multiple phone numbers whereas in other instances multiple consumers determine to jointly use a single account with us. Furthermore, there can be no assurance that our assumptions regarding required consumer acquisition costs and resulting revenue, including those relating to the effectiveness of our marketing investments, will prove to be correct.

We cannot guarantee that our current marketing channels will continue to be effective or generally available to us in the future. Our online partners may not be able to deliver the anticipated number of consumer visits, or visitors attracted to our marketplace by such events may not make the anticipated purchases. For example, in our primary markets, we conduct marketing through targeted TV and radio ads, in addition to our traditional online channels. Any disruption of these channels could affect the number of visitors attracted to our marketplace. New regulation may adversely affect certain marketing channels, in particular regulation aimed at controlling and censoring social media and increasing data protection of natural persons. If we are not able to use our existing marketing channels due to increasing regulatory scrutiny, it could limit our ability to acquire and retain consumers.

An inability to attract sufficient traffic to our platform, have potential consumers download our app to their mobile devices, translate a sufficient number of website visits or app downloads into purchasers with sufficiently large order values, build and maintain a loyal consumer base, increase the purchase frequency of these consumers, or do any of the foregoing on a cost-effective basis, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to effectively communicate with our consumers through email, other messages or social media.

We rely on newsletters in the form of emails and other messaging services in order to promote our marketplace and inform consumers of our product offerings and/or the status of their transactions. Changes in how webmail services organize and prioritize emails could reduce the number of consumers opening our emails. For example, Google’s Gmail service provides a feature that organizes incoming emails into categories. Such tools and features could result in our emails and other messages being shown as “spam” or as lower priority to our consumers, which could reduce the likelihood of consumers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of emails and other messages, as well as legal or regulatory changes with respect to “permission-based marketing” or generally limiting our right to send such messages or imposing additional requirements on our ability to conduct email marketing or send other messages, could impair our ability to communicate with our consumers. If we are unable to send emails or other messages to our consumers, if such messages are delayed or if consumers do not receive or decline to open them, we would no longer be able to use this free marketing channel. This could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels to compensate and as a result, our business could be adversely affected.

Additionally, malfunctions of our email and messaging services could result in erroneous messages being sent and consumers no longer wanting to receive any messages from us. Furthermore, our process of obtaining consent from visitors to our marketplace to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, and our use of email and other messaging services could result in claims against us.

Since we also rely on social media to communicate with our consumers, changes to the terms and conditions of relevant providers could limit our ability to communicate through social media. These services may change their algorithms or interfaces without notifying us, which may reduce our visibility. In addition, there could be a decline in the use of such social media by our consumers, in which case we may be required to find other, potentially more expensive, communication channels.

An inability to communicate through emails, other messages or social media could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on service providers to drive traffic to our website, and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business.

Our success depends on our ability to attract consumers in a cost-effective manner. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, directories and other websites to provide content, advertising banners and other links that direct consumers to our websites. We rely on these relationships as significant sources of traffic to our marketplace. We also depend on app store providers to allow potential consumers to download our app to their mobile devices.

Search engine companies change their natural search engine algorithms periodically, and our ranking in organic search results may be adversely affected by those changes. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms. If search engines change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively drive consumers to our website and apps. Any removal of our app from app stores could materially and adversely affect our business operations.

We generally do not enter into written agreements with our marketing providers, which is why they are typically not contractually bound by any specific performance commitments. In addition, many of the parties with whom we have online advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased. A significant increase in the cost of the marketing services upon which we rely could adversely impact our ability to attract consumers in a cost effective manner and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Investments in our technology platform and technology infrastructure may not yield the desired results.

We have developed a scalable technology platform to facilitate and integrate our business operations, data gathering analysis and online marketing capabilities and have invested significant capital and time into building and updating our technology platform and infrastructure. In order to remain competitive, we expect to continue to make significant investments in our technology. However, there is no guarantee that the resources we have invested or will invest in the future will allow us to develop suitable technology solutions and maintain and expand our technology platform and technology infrastructure as intended, which may adversely affect our ability to compete or require us to purchase expensive software solutions from third-party developers.

If our investments in our technology platform and technology infrastructure do not yield the desired results, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to operate, maintain, integrate and upgrade our technology infrastructure, or to adopt and apply technological advances.

Our growth and success depend on our websites and apps being accessible to consumers at all times and to be fault tolerant. It may become increasingly difficult to maintain and improve the availability of our websites and apps, especially during peak usage times and as our product offering becomes more complex and the number of visitors to our marketplace increases. We have experienced disruptions in the past, including temporary downtimes of our websites due to third-party outages, and we may experience disruptions, outages, or other issues in the future, due to changes in our technology infrastructure, software malfunctions, third-party outages, fires, natural disasters, acts of terrorism, vandalism or sabotage. If we fail to effectively address capacity constraints, respond adequately to disruptions or upgrade our technology infrastructure, our mobile apps or websites could become unavailable or fail to load quickly, and consumers may decide to shop elsewhere, and may not return, which could adversely affect our business.

Given that the internet and mobile devices are characterized by rapid technological advances, including advances in the field of machine learning, artificial intelligence, micro-services and server-less architecture, our future success will depend on our ability to adapt our websites, apps and other parts of our technology platform to such advances and to sustain their interoperability with relevant operating systems. As traditional internet penetration is low in Africa, our consumers largely rely on mobile devices to access our offerings. In particular, purchases from mobile devices have increased rapidly since we introduced our apps. However, the variety of technical and other configurations across mobile devices and platforms makes it more difficult to develop websites and apps that are suitable for multiple channels. In addition, any changes in popular operating systems may reduce the functionality of our websites and apps or give preferential treatment to competitors. Any failure to adapt to technological advances in a timely manner and to integrate our offerings through our websites and apps could decrease the attractiveness of our websites and apps and could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience malfunctions or disruptions of our technology systems.

We rely on a complex technology platform and technology systems to operate our websites and apps. While we analyze our technology systems regularly, we may not be able to correctly assess their susceptibility to errors, hacking or viruses. For example, certain software we use for our business is based on open source software, which may expose our business to systemic problems if errors in the open source code are not detected in a timely manner.

Our systems may experience service interruptions or degradation because of hardware and software defects or malfunctions, computer denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, or other events. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. In particular, as we have not yet completed a full disaster recovery check, we may not be aware of any material weaknesses in our disaster recovery systems. Any failure of or disruptions to our technology systems may lead to significant malfunctions and downtimes of our websites and apps. If our algorithms suffer from programing failures or our technology systems experience disruptions, we may be unable to deliver goods on time or misallocate goods, either of which could adversely affect our business. Furthermore, we do not have an adequate business continuity infrastructure, and any failure of a key piece of infrastructure may lead to extended outages and generally affect our business continuity. In addition, we may not adequately manage malfunctions. If we cannot fix any malfunction ourselves, we may have to pay third parties to fix the malfunction or to license functioning software, which may be costly.

We have experienced and will likely continue to experience system failures, denial-of-service attacks and other events or conditions from time to time that interrupt the availability or reduce the speed or functionality of our websites and mobile applications. Reliability is particularly critical for us because the full-time availability of our payment services is critical to our goal of gaining widespread acceptance among consumers and sellers, in particular with respect to digital and mobile payments. Frequent or persistent interruptions in our services could cause current or potential consumers to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our sites, which could irreparably harm our reputation and brands. To the extent that any system failure or similar event results in damages to our consumers or their businesses, these consumers could seek significant compensation from us for their losses and such claims, even if unsuccessful, would likely be time consuming and costly to address.

In addition, we depend on certain third-party service providers to operate and maintain certain of our technology systems, such as cloud services. If such service providers experience malfunctions or disruptions of their technology or increase their prices, it could adversely affect our business. Furthermore, if we need to switch service providers, for example if certain software is no longer fully compatible with our technology platform or no longer available in any country in which we currently operate (e.g., due to sanctions), there is no guarantee that alternative service providers will be available to us or that we would manage the transition successfully.

As we continue to grow our business, we may be required to further scale our technology platform and technology systems, including by adding and migrating to new systems and proprietary software, replacing outdated hardware and increasing the integration of our technology systems. Such changes may, however, be delayed or fail due to malfunctions or an inability to integrate new software and functions with our existing technology platform, resulting in disruptions to our operations and insufficient scale to support our future growth. In addition, as a provider of payments solutions, we are subject to increased scrutiny by regulators that may require specific business continuity and disaster recovery plans and more rigorous testing of such plans. This increased scrutiny may be costly and time consuming and may divert our resources from other business priorities.

Any malfunctions and disruptions of our technology systems could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software and systems and intend to continue using open source software in the future. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software.

In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software.

Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances.

We operate websites, apps and other technology systems through which we collect, maintain, transmit and store sensitive information, such as credit or debit card information, about our consumers, sellers, suppliers and other third parties. We also store proprietary information and business secrets. Additionally, we employ third-party service providers that store, process and transmit such information on our behalf, in particular payment details. Furthermore, we rely on encryption and authentication technology licensed from third parties to securely transmit sensitive and confidential information. While we take steps such as the use of password policies and firewalls to protect the security, integrity and confidentiality of sensitive and confidential information, our security practices may be insufficient and third parties may access our technology systems without authorization – such as through trojans, spyware, ransomware or other malware attacks – which may result in unauthorized use or disclosure of such information. Such attacks might lead to blackmailing attempts, forcing us to pay substantial amounts to release our captured data or resulting in the unauthorized release of such data. Given that techniques used in these attacks change frequently and often are not recognized until launched against a target, it may be impossible to properly secure our technology systems. In addition, technical advances or a continued expansion and increased complexity of our technology platform could increase the likelihood of security breaches.

Security breaches may also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or third-party service providers. Insufficient security practices, such as inadequate policies to enforce password complexity, the saving of username and password combinations on local browsers, any failure to update permissions granted to current or former employees, any weakness in access controls, the use of default credentials or their reuse coupled with the use of third-party cloud services, the use of unauthorized and unprotected software as well as inadequate physical protection against unauthorized access may make our technology systems vulnerable and lead to unauthorized disclosure of sensitive information.

Any leakage of sensitive information could lead to a misuse of data, including unsolicited emails or other messages based on spam lists fed with such data. Inefficient management of administrator and user accounts may increase the risk of fraud and malfunctions. In addition, any such breach could violate applicable privacy, data security and other laws, and cause significant legal and financial risks or negative publicity, and could adversely affect our business and reputation. We may need to devote significant resources to protect ourselves against security breaches or to address such breaches, and there is no guarantee that our resources will be sufficient to do so. Furthermore, we provide certain information to third-party service providers, such as Google, who help us assess the performance of our business. Consequently, we have only limited control over the protection of such information by the relevant third-party service providers and may be adversely affected by breaches and disruptions of their respective technology systems.

Security breaches and disruptions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on our personnel to grow and operate our business and may not be able to retain and replace existing personnel or to attract new personnel.

We are a founder-led business and depend heavily on the continued input of our founders Sacha Poignonnec and Jeremy Hodara. We also depend upon the continued services and performance of our other officers and other key personnel, many of whom have a level of experience and local knowledge that would be difficult to replicate. Our ability to retain our founders, board members, other executive officers and other key personnel may be complicated by our low share price, which may decrease the attractiveness of the incentive plans we offer. The unexpected departure or loss of any of them could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to attract or retain suitable replacements for such personnel in a timely manner or at all. We may also incur significant additional costs in recruiting and retaining suitable replacements. In addition, from time to time, there may be changes in our management team that may be disruptive to our business.

Our success and growth strategy also depend on our ability to expand our business by identifying, attracting, recruiting, training, integrating, managing and motivating new and talented personnel, which may require significant time, investments, and management attention. Competition for talent is intense, particularly for technology experts and other qualified personnel in our fields of operations. For example, other leading technology platforms also operate technology centers in Porto, Portugal, and compete directly with us for the same talent pool. In addition, certain governments started to promote access of indigenous peoples to better workplaces by limiting the number of expatriates or foreign workers. While our local workforces are mostly comprised of local employees, our group-level management and certain key personnel on a local level are expatriates from countries outside Africa, and any employment and immigration regulations may adversely affect our ability to retain or replace the required personnel. In addition, our employees and/or the third-party service providers with whom we collaborate may experience accidents or become victims of criminal actions in carrying out their duties, which may make it more difficult for us to recruit new employees or may even require us to change our business model.

An inability to retain and replace existing personnel or to attract new personnel could have a material adverse effect on our business, financial condition, results of operations and prospects.

We manage our operations on a decentralized basis, which presents certain risks, including the risk that we may be slower or less able to identify or react to problems affecting our business than we would in a more centralized environment.

While we have a number of administrative functions teams located in Dubai, UAE, and a central technology, research and development and data team located in Porto, Portugal, we manage our operations on a decentralized basis. Our decentralized operations require significant travel by executives. Events restricting international travel, such as the recent COVID-19 outbreak, may negatively affect our ability to effectively manage and grow our business. In addition, our local managers are given significant freedom concerning day-to-day operations. This structure presents various risks, including the risk that we may be slower or less able to identify or react to problems affecting our business than we would in a more centralized environment. In addition, we may be slower to detect compliance related problems, and “company-wide” business initiatives, such as the integration of disparate information technology systems, may be more challenging and costly to implement, and their risk of failure higher, than they would be in a more centralized environment. Depending on the nature of the problem or initiative in question, such failure could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

We believe that our entrepreneurial and collaborative corporate culture has been an important contributor to our success, which we believe fosters innovation, teamwork and passion among our employees. As we continue to grow, we may have difficulties in maintaining or adapting our culture to sufficiently meet the needs of our future and evolving operations, and we must be able to effectively integrate, develop and motivate a growing number of employees. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, maintain our performance or execute on our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to various risks for which we may not be adequately insured.

While we have purchased what we consider to be market standard insurance coverage customary in our industry, such insurance does not cover all risks associated with our business. Accidents and other events, including interruptions or security breaches of our technology platform, could potentially lead to interruptions of our operations or cause us to incur significant costs, all of which may not be covered or fully covered by our insurance policies. In addition, our insurance coverage is subject to various limitations and exclusions, retentions amounts and limits. Furthermore, if any of our insurance providers becomes insolvent, we may not be able to successfully claim payment from such insurance provider. In the future, we may not be able to obtain coverage at current levels, or at all, and premiums for our insurance may increase significantly.

A lack of adequate insurance coverage could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to allegations and lawsuits concerning anti-money laundering and anti-terrorist financing.

As cash payments continue to be the most trusted and most widely used payment method in the countries in which we currently operate, our operations mainly depend on our “cash on delivery” payment option, where consumers pay for their order in cash upon delivery. We have implemented and aim to improve our various group-wide policies and procedures, including internal controls and “know-your-customer” procedures, and to comply with all applicable anti-money laundering and anti-terrorist financing laws and regulations for preventing money laundering and terrorist financing. However, our policies and procedures may not be completely effective in preventing other parties from using our platform, or any financial institutions we collaborate with, as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. Although we take steps to diligence our sellers, we cannot guarantee that our ecosystem is void of individuals and entities (collectively, “persons”) who are the target of U.S. sanctions, including persons designated on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List or other international sanctions. In addition to our own internal procedures, we rely on certain payment and lending service providers, including banks and other financial institutions, to have their own appropriate anti-money laundering compliance policies and procedures. Any strengthening of our know-your-customer efforts as well as penalties for non-compliance with our policies, may deter certain sellers from doing business with us, which may negatively affect the development of our business.

We have not been subject to fines or other penalties or suffered business or other reputational harm as a result of actual or alleged money laundering or terrorist financing activities. However, if we were to be associated with money laundering or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, potential criminal charges for failure to report such activity, or other forms of legal enforcement, including being added to any “blacklists” that would prohibit certain parties (for example, U.S. banks and financial institutions) from engaging in transactions with us, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations. Even if we and any financial institutions with whom we collaborate comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, we and such financial institutions may not be able to ensure full compliance with anti-money laundering and anti-terrorist financing laws and regulations in light of their complexity and the secrecy of these activities.

Any negative perception of us or our industry, such as that arising from any failure of us or others in our industry to detect or prevent money laundering or terrorist financing activities, even if factually incorrect or based on isolated incidents, could compromise our reputation, undermine the trust and credibility we have established, and negatively impact our business, financial condition, results of operations and prospects.

Our activities or the activities of our shareholders in countries targeted by economic sanctions may negatively affect our reputation.

Various members of the international community have targeted certain countries, including Iran, with economic sanctions and other restrictive measures. Within the applicable framework, our travel business historically allowed consumers to book hotels in and flights serving Iran. While the revenue from these offers is immaterial, we cannot rule out that negative publicity around these offers may harm our reputation. Further, any violation by us of applicable economic sanctions laws or regulations or other restrictive measures could result in criminal, civil and/or material financial penalties. In addition, our indirect shareholder, MTN Group Limited, holds a 49% indirect, non-controlling interest in Irancell, which operates Iran’s second largest mobile network and offers international voice, interconnect and roaming services. MTN Group Limited also has a beneficial interest of about 44% in Iranian e-commerce business Snapp (also known as Iran Internet Group), which includes retail marketplace, ride hailing, travel, delivery and food delivery businesses. These and other activities of our current or future shareholders in countries targeted by economic sanctions may harm our reputation or may lead to us being targeted by divestment and similar initiatives.

We conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

We are subject to fluctuations in foreign exchange rates between the Euro, our reporting currency, and currencies of other countries where we market or source our goods, for example the Nigerian Naira, the Egyptian Pound, the Kenyan Shilling and the West African CFA Franc. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in Euro, and in the reported value of our assets, liabilities and cash flows. In addition, currency fluctuation may adversely affect receivables, payables, debt, firm commitments and forecast transactions denominated in foreign currencies. In particular, transition risks arise where parts of the cost of sales are not denominated in the same currency of such sales. Fluctuation in exchange rates, depreciation of local currencies, changes in monetary and/or fiscal policy or inflation in the countries in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

Exchange controls may restrict the ability of our subsidiaries to convert or transfer sums in foreign currencies.

Our ability to generate operating cash flows at the level of the Company depends on the ability of its subsidiaries to upstream funds. Several of the countries in which we currently operate have exchange controls that can, from time to time place, restrictions on the exchange of local currency for foreign currency and the transfer of funds abroad. These controls generally have not created major operational problems in the past because of our negative profitability, but may become more onerous in the future. These controls and other controls that may be implemented in the future could limit the ability of our subsidiaries to transfer cash to us.

Moreover, in some of the countries in which we currently operate, our sellers have experienced, and may experience in the future, difficulties in converting large amounts of local currency into foreign currency due in particular to illiquid foreign exchange markets, preventing them from importing certain goods and impeding their ability to sell successfully on our marketplace. In addition, as the cash flows of certain countries are highly dependent on the export of certain raw materials, the ability to convert such currencies can be limited by the timing of payments for such exports, requiring us to organize our currency conversions around such constraints.

We can offer no assurance that additional restrictions on currency exchange will not be implemented in the future or that these restrictions will not limit the ability of our subsidiaries to transfer cash to us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to accurately assess our performance through certain key performance indicators, this may adversely affect our ability to determine and implement appropriate strategies.

We assess the success of our business through a set of key performance indicators such as the number of Annual Active Consumers, orders, GMV, TPV and JumiaPay Transaction, as well as Adjusted EBITDA. Our key performance indicators may not be comparable to similarly named indicators used by our competitors and are not verified by an independent third party.

Capturing accurate data to calculate our key performance indicators may be difficult, in particular due to our limited operating history, and there is no guarantee that the information we have collected thus far is accurate or reliable. For example, we use consumer accounts to determine the number of Annual Active Consumers. The number of consumer accounts may, however, be higher than the number of actual individual Annual Active Consumers. GMV could be inflated due to weak or error-prone data collection processes, fraudulent behavior by employees or independent sales consultants, or malicious seller or consumer behavior. For example, we engaged in a sales practices review in 2019 and 2020, where we identified certain improper orders, which generated less than 3% of our GMV in 2018, concentrated in the fourth quarter, and less than 2% of our GMV in 2019. Furthermore, we obtain certain information from third-party service providers who help us assess the performance of our business, including Google Analytics. Such relevant third-party service providers may not fully disclose the methods of how they compile such information and we cannot guarantee that such information is accurate.

As a result, our key performance indicators may not reflect our actual operating or financial performance and are not reliable indicators of our current or future revenue or profitability. Potential investors should therefore not place undue reliance on these key performance indicators in connection with an investment in our ADSs. The management of our business depends on our key performance indicators and other indicators derived from them, and if any of these indicators are inaccurate, we may make poor decisions. Furthermore, if we report key performance indicators that are significantly wrong, investors may lose confidence in the accuracy and reliability of information we report, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not accurately forecast revenue and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future revenue. Revenue and operating results are difficult to forecast because they generally depend on the volume and timing of orders placed on our marketplace and their fulfillment, all of which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in revenue, whether caused by changes in consumer preferences or a weakening in local or global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenue. This inability could cause our loss after tax in a given quarter to be higher than expected. If actual results differ from our estimates, our financial results for the relevant period may be lower than expected.

We make provisions based on management’s risk assessment at the time of finalization of the relevant financial statements. Where risks are estimated as probable, we make provisions in our financial statements. The risk assessment may change from one period to another, and additional risks may emerge. Changes in the risk assessment may lead to the recognition of additional provisions or the reversal of existing provisions, which can have a material impact on our financial results. Further, while the impact of risks that have already been provided for on our financial results is limited, the materialization of such risks may lead to substantial cash outflows, which may have a material adverse effect on our liquidity. As of December 31, 2019, we had current and non-current provisions for liabilities and other charges of €27.3 million, including tax provisions of €25.8 million.

If we do not accurately forecast revenue or appropriately plan our expenses, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to seasonal fluctuation which may have a material impact on our results.

Our business is seasonal and, consequently, our revenue tends to fluctuate from quarter to quarter. For example, we consider the fourth quarter as especially important for generating revenue. In addition, certain special events, in particular Black Friday, elections or Jumia Anniversary, result in increased demand for goods on our marketplace. In the future, such seasonality may become even more pronounced if consumers focus more strongly on certain special events.

As a result of this seasonality, any factor that adversely affects demand for goods on our marketplace during periods where we generally experience particularly high demand, including unfavorable economic conditions or the outbreak of an epidemic at the relevant time, logistics and other fulfillment constraints resulting in higher delivery times, malfunctions of our websites, and special offers from our competitors, may have a disproportionate effect on our performance, and we may incur lower revenue and losses due to write-offs on excess inventory. For example, Ramadan has positive effects, such as a higher orders for certain products prior to Ramadan, and negative effects, such as logistics and fulfillment constraints due to a limited workforce during Ramadan.

In addition, any negative effects of weak overall demand during those periods are likely to be exacerbated by industry-wide price reductions designed to clear out excess merchandise. Seasonality also makes it difficult for us to accurately forecast demand for our goods and source sufficient volumes of these goods. If we fail to anticipate high demand for our goods and do not meet such demand, we may lose consumers and revenue and may be unable to grow our business. Our results of operations have fluctuated and are likely to continue to fluctuate due to these and other factors, some of which are beyond our control. In addition, our rapid growth has masked the seasonality that might otherwise be apparent in our results of operations. If our growth slows, we expect that the seasonality in our business may become more pronounced.

Given that our results may vary from quarter to quarter and year to year, our results of operations for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. Period to period comparisons of our results of operations may not be meaningful, and you should not rely upon them as an indication of future performance.

Required licenses, permits or approvals may be difficult to obtain in the countries in which we currently operate, and once obtained may be amended or revoked arbitrarily or may not be renewed.

Given our diversified offering of goods and services, we require numerous approvals and licenses from national, regional, and local governmental or regulatory authorities in the countries in which we currently operate. For example, we may be required to obtain licenses to be able to continue offering or expand certain of our payment solutions or lending services, and there can be no assurance that we will obtain any such licenses in a timely manner or at all. Even if obtained, licenses are subject to review, interpretation, modification or termination by the relevant authorities.

Additionally, in certain jurisdictions in which we currently operate, we do not have the necessary licenses to operate as a direct payment service provider. Instead, we offer our JumiaPay services in certain markets (for example, Nigeria, Egypt, Ghana, Ivory Coast, Morocco and Kenya) through agreements we have with existing licensed banks or payment service providers. If any of these partners were to lose their license, it might prohibit them from continuing to offer services and could inhibit our operations as well. Any unfavorable interpretation or modification or any termination of a required license may significantly harm our operations in the relevant country or may require us to close down parts or all of our operations in the relevant country. We may seek to acquire payment service provider or other licenses related to our JumiaPay services, including by acquiring licensed entities, and any license we may acquire will be subject to review, interpretation, modification or termination by the relevant authorities and will subject our business to oversight and compliance obligations that we may not be able address in a timely manner.

We can offer no assurance that the relevant authorities will not take any action that could materially and adversely affect these licenses, permits or approvals or our ability to sell goods and provide our services, such as actions to increase license, permit or approval fees or reduce the scope of permitted services. We may experience difficulties in obtaining or maintaining some of these licenses, approvals and permits, which may require us to undertake significant efforts and incur additional expenses. If we operate without a license, which we have done in the past, we could be subject to fines, criminal prosecution or other legal action. Any difficulties in obtaining or maintaining licenses, approvals or permits or the amendment or revocation thereof could have a material adverse effect on our business, financial condition, results of operations and prospects.

Legal, Regulatory and Tax Risks

Our global operations involve additional risks, and we are subject to or may otherwise face exposure under numerous, complex and sometimes conflicting legal and regulatory regimes.

Our business is subject to numerous laws in different countries, including laws applicable to the e-commerce sector such as laws with respect to privacy, data protection and data security, online content and telecommunications and laws applicable to public companies in general, in particular laws with respect to intellectual property protection, local employment, tax, finance, money laundering, online payment, consumer protection, product liability and the labeling of our goods, competition, anti-corruption and international sanctions. Operating in foreign countries entails an inherent risk of misinterpreting and incorrectly implementing local laws and regulations. In addition, numerous laws and regulations apply to goods on our marketplace. Since we do not manufacture these goods ourselves, our ability to ensure that such goods comply with all applicable regulations is limited. A change in laws and regulations relating to consumer products, products liability or consumer protection in any of the markets in which we operate could require additional investments in order to develop better quality control measures for our platform, increase product safety, or defend against potential products liability litigation.

We cannot guarantee that we have always been in full compliance with applicable laws and regulations in the past, nor that we will be able to fully comply with them in the future. Additionally, we strive to obtain and retain all necessary business licenses, permissions and clearances in each of the countries in which we operate. However, we cannot guarantee that relevant regulators will agree with our position regarding the adequacy of our existing regulatory licenses and permissions or our legal analyses concerning the requirement to obtain clearances, including anti-trust clearances. We take a dynamic approach with respect to compliance with applicable laws and regulations, relying on senior management in each jurisdiction where we operate to identify and interpret on an ongoing basis the laws and regulations that apply to our business activities. Uncertainties in the legal and regulatory framework may, from time to time, affect our judgment or the legal assessment and opinion of outside legal counsel and lead to incorrect risk-based judgments regarding the relevance of certain legal requirements. For example, past uncertainty regarding proper building licenses in Egypt resulted in us incorrectly obtaining warehouse licenses that permitted manufacturing activities but not storage activities. Additionally, at times we have failed to delist in a timely manner noncompliant products and sellers due to uncertainty regarding the legality or regulatory compliance of certain products. The violation of any of the laws or regulations applicable to us — including laws and regulations relating to consumer products, product liability or consumer protection — may result in litigation, criminal prosecution, damage claims from consumers, business partners and/or competitors or extensive investigations by governmental authorities and substantial fines being imposed on us. Even unfounded allegations of non-compliance may adversely affect our reputation and business.

Any changes in the legal framework applicable to our business could adversely affect our operations and profitability. If we continue to expand our business, we will become subject to new legal frameworks that are even more complex. In the future, we may further expand our geographic footprint, including by entering into adjacent geographic markets. The laws and regulations of various countries in which we currently operate or may operate in the future are evolving. Consequently, such laws and regulations may change and sometimes may conflict with each other, making it more difficult to observe them.

At any time, authorities in the countries where we currently operate may require us to obtain additional, or extend existing, licenses, permits or approvals. However, there is no guarantee that we will be able to obtain these in a timely and cost effective manner. Authorities may revoke existing licenses, and we may not be able to appeal any such revocations in a timely and/or effective manner, or at all.

The materialization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect personally identifiable information and other data from our consumers and prospective consumers. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We may also share consumers’ personal data with certain third parties as authorized by the consumer or as described in our privacy policy. As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business, and there has been, and we expect there will continue to be, a significant increase globally in laws that restrict or control the use of personal data.

For example, in Europe, the data privacy and information security regime recently underwent a significant change, continues to evolve, and is subject to increasing regulatory scrutiny. The new General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented more stringent operational requirements for the use of personal data. These more stringent requirements include expanded disclosures to inform consumers about the use of personal data, increased controls on profiling consumers and increased rights for consumers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year.

Additionally, the regulatory landscape surrounding data protection, data privacy and information security is rapidly changing across Africa. Among the African countries in which we operate, only Ivory Coast, Ghana, Senegal, Morocco, Nigeria, South Africa, Kenya, Uganda and Tunisia have established comprehensive data protection and data privacy laws or regulations. These data protection laws and regulations were only recently enacted. For example, the National Information Technology Development Agency in Nigeria passed new Nigerian data protection regulations in 2019, and we are in the process of implementing new policies to comply with these regulations.

Compliance with the various data protection laws in Africa is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various African nations in which we operate, our ability to transmit consumer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where we collect data. For example, Ivory Coast, Ghana, Senegal, Morocco, Nigeria, Kenya, Uganda and Tunisia all restrict data transfer across borders. Ghana, Kenya, Uganda and South Africa also require that a company notify consumers in the event of a personal data breach. Egypt currently has no data protection and privacy laws. However, the Egyptian government intends to update all legislation and regulation relevant to e-commerce.

Moreover, many data protection regimes apply based on where a consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data, which could require us to incur additional costs and restrict our business operations.

Any failure or perceived failure by us to comply with rapidly evolving privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other consumer data may result in governmental enforcement actions, litigation (including consumer class actions), criminal prosecution, fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be adversely affected by changes in the regulations applicable to the use of the internet and the e-commerce sector.

As the internet continues to revolutionize commercial relationships on a global scale and online penetration increases, new laws and regulations relating to the use of the internet in general and the e-commerce sector in particular may be adopted. These laws and regulations may govern the collection, use and protection of data, consumer protection, online payments, pricing, anti-bribery, tax, country specific prices and website contents and other aspects relevant to our business. The adoption or modification of laws or regulations relating to our operations could adversely affect our business by increasing compliance costs, including as a result of confidentiality or security breaches in case of non-compliance, and administrative burdens. In particular, privacy related regulation could interfere with our strategy to collect and use personal information as part of our data-driven approach along the value chain. We must comply with applicable regulations in all of the countries in which we operate, and any non-compliance could lead to fines and other sanctions.

Changes to the regulation applicable to the use of the internet and the e-commerce sector could have a material adverse effect on our business, financial condition, results of operations and prospects.

The legal and regulatory environment in certain countries in which we operate can be unstable, which may slow economic development.

Our business, and the goods and services we offer, are subject to a variety of legislative and regulatory measures in the countries in which we currently operate. Many of the countries in which we currently operate have a less established legal system than the United States.

Weaknesses in legal systems and legislation in many of these countries create uncertainty for investments and business due to changing requirements that may be costly, incoherent and contradictory, limited budgets for judicial systems, questionable judicial interpretations and/or inadequate regulatory regimes. These risks could have a negative impact on economic conditions in the countries in which we currently operate. These factors could also result in the interruption of certain of our businesses or an increase in operating expenses in the relevant countries. Changes in legislative and regulatory provisions in these countries, which we may not be able to anticipate, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, government authorities have a high degree of discretion in many of the markets in which we currently operate, and have sometimes exercised their discretion in ways that may be perceived as selective or arbitrary, or in a manner that could be seen as being influenced by political or commercial considerations. Moreover, many of the governments in the countries in which we currently operate have the power in certain circumstances, by regulation or other government action, to interfere with the performance of contracts or to terminate them or declare them null and void. Governmental actions may include withdrawal of licenses, withholding of permits, criminal prosecutions and civil actions. In some countries, when the economic environment has deteriorated and in order to compensate for the resulting revenue shortages, authorities have imposed new regulations, in particular relating to tax and customs duties, sometimes unexpectedly. There is no guarantee that legislative authorities in the countries in which we currently operate will not pass new laws or regulations or amend existing laws and regulations in a manner that would significantly negatively impact our business model or may even render our business model no longer viable.

The weakness of the legal systems in the emerging countries in which we currently operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

We do business in certain countries where corruption is considered to be widespread, and we are exposed to the risk of extortion and violation of anti-corruption laws and regulations.

Anti-corruption laws and regulations in force in many countries generally prohibit companies from making direct or indirect payments to civil servants, public officials or members of governments for the purpose of entering into or maintaining business relationships. In addition, we are subject to certain provisions of the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”). The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. We conduct business in, or may expand our business to, certain countries where there is a high risk of corruption and extortion and in some cases, where corruption and extortion are considered to be widespread and where our companies may have to obtain approvals, licenses, permits, or other regulatory approvals from public officials.

Therefore, we are exposed to the risk that our employees, consultants, agents, or other third parties working on our behalf, could make, offer, promise or authorize payments or other benefits in violation of anti-corruption laws and regulations, especially in response to demands or attempts at extortion. We have implemented prevention and training programs as well as internal policies and procedures designed to promote best practices and detect and prevent such violations. However, these prevention and training measures may prove to be insufficient, and our employees, consultants and agents may have been or could be engaged in activities for which we or the relevant officers could be held liable. We can make no assurance that the policies and procedures, even if enhanced, will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of fraud, bribery and corruption.

In addition, some anti-corruption laws and regulations, including the FCPA, require that we maintain accurate books and records that reflect the disposition of company assets in reasonable detail, and that we implement appropriate internal controls, to ensure that our operations of do not involve corruption, illegal payments or extortion. The great diversity and complexity of these local laws and regulations and the decentralized nature of our business in various countries and markets create a risk that, in some instances, we may be deemed liable for violations of applicable laws and regulations, in particular, in connection with a failure to comply with those laws and regulations relating to books and records, financial reporting, or internal controls, among others.

Any actual or perceived violation or breach of these anti-corruption laws and regulations, including any potential governmental or internal investigations of perceived or actual misconduct, could affect our overall reputation and, depending on the case, expose us to administrative or judicial proceedings, which could result in criminal and civil judgments, including fines and monetary penalties, a possible prohibition on maintaining business relationships with suppliers or consumers in certain countries, and other negative consequences which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face exposure under certain export controls and trade and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability for non-compliance.

Our business activities may expose us to various trade and economic sanctions laws and regulations, including, without limitation, OFAC’s trade and economic sanctions programs (“Trade Controls”). In such circumstances, such Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries that are the subject of comprehensive embargoes (i.e., sanctioned countries), as well as with individuals or entities that are the target of Trade Controls-related prohibitions and restrictions (i.e., sanctioned parties). Additionally, our sales and services to certain consumers may at times trigger reporting requirements under U.S. law.

Although we have implemented controls designed to ensure compliance with applicable Trade Controls, our failure to successfully comply therewith may expose us to negative legal and business consequences, potentially including civil or criminal penalties, government investigations, and financial and reputational harm, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Increased labor costs, compliance with labor laws and regulations and failure to maintain good relations with labor unions may adversely affect our results of operations.

We are required to comply with extensive labor regulations in each of the countries in which we have employees, including with respect to wages, social security benefits and termination payments. If we fail to comply with these regulations we may face labor claims and government fines, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We use the services of freelancers to promote our offerings. There can be no guarantee that the relationship we have with these freelancers will not be viewed as an employment arrangement, which may lead to an increase in our personnel expenses.

Governments may adopt laws, regulations and other measures requiring companies in the private sector to increase wages and provide specified benefits to employees. Additionally, although we currently compensate members of our JForce program as independent sales consultants, it is possible that certain jurisdictions may reclassify them as employees, which would require us to change their compensation and benefits structure. We may face pressure from our labor unions or otherwise to increase employee salaries, and we face the risk that other labor-related disputes may arise. Labor disputes that result in strikes or other disruptions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our risk management and compliance structure was implemented only recently, and there is a risk that it may prove inadequate.

We are in the early stages of building a dedicated centralized compliance function. We recently began implementing a group-wide risk management and compliance program that is aimed at preventing corruption, fraud and other criminal or other forms of non-compliance by our management, employees, consultants, agents and sellers. Although we seek to improve the effectiveness and efficiency of this program and the frequency at which we perform systematic compliance checks, given the broad scope of our operations and, in particular, the fact that corruption and extortion are common in some countries in which we currently operate or in which we have operated in the past, such controls may prove to be insufficient to prevent or detect non-compliant conduct. Additionally, certain employees, consultants, agents or sellers may engage in illegal practices or corruption to win business or to conspire in order to circumvent our compliance controls. Similarly, our risk management function may fail to identify, mitigate or manage relevant risk exposures. For example, we have identified failures of our internal controls in the past, including fraudulent behavior by our independent JForce sales consultants, employees and sellers, improper orders placed by employees and JForce consultants and an allegation of fraudulent local management behavior in contravention of company policy with respect to cash management. While we have implemented improvements to, and routinely monitor, our internal controls at a country and group level, we cannot be sure that such internal control procedures will prove effective or that our policies will be followed.

Non-compliance with applicable laws and regulations may harm our reputation and ability to compete and result in legal action, criminal and civil sanctions, or administrative fines and penalties, such as a loss of business licenses or permits, against us, members of our governing bodies and our employees. They may also result in damage claims by third parties or other adverse effects, including class action lawsuits or enforcement actions by national and international regulators resulting in limitations to our business).

Any failure of our compliance structure to prevent or detect non-compliant behavior could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to adequately protect our intellectual property against infringements from third parties.

We believe that our intellectual property, including consumer data, copyrights, brands, trademarks, trade secrets and proprietary technology, is critical to our success. We have developed, and will continue to develop, a substantial quantity of proprietary software, processes and other know-how, including assortment related know-how, that are especially important to our operations. However, we may not be able to obtain effective protection for such intellectual property or other proprietary know-how in all relevant countries. If the laws and regulations applicable to our intellectual property change, this may make it even more difficult to effectively protect such intellectual property.

In addition, we may be required to spend significant funds on monitoring and protecting our intellectual property and there is no guarantee that we can successfully discover all infringements, misappropriations or other violations of our intellectual property and pursue them successfully. We provide certain information to third-party service providers who help us assess the performance of our business, such as Google Analytics. Consequently, we only have limited control to ensure that such information is not misused by the relevant third-party service providers or passed on to other third parties, including our competitors.

If we initiate litigation against infringements of our intellectual property, such litigation may prove costly and there is no guarantee that it will ultimately be successful and that the rulings we obtain will adequately remedy the damage we have suffered. Where we rely on contractual agreements to protect our intellectual property, such agreements may be found to be invalid or unenforceable. Furthermore, some of our intellectual property could be challenged or found invalid through administrative processes or litigation, and third parties may independently develop or otherwise acquire equivalent intellectual property.

An inability to adequately protect our intellectual property could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be accused of infringing on the intellectual property of third parties.

As we utilize a variety of intellectual property for our business, consumers, regulatory authorities or other third parties may allege that intellectual property we use infringes on their intellectual property, and we may therefore become subject to allegations and litigation. Even unfounded allegations of infringement may adversely affect our reputation and business and may require significant resources to defend against. If we try to obtain licenses from such third parties to settle any disputes, there is no guarantee that such licenses will be available to us on acceptable terms, or at all, in which case we may be required to alter our brands or change the way we currently operate.

In addition, we may not be able to continue to market certain goods in instances where our suppliers manufacture these goods without regard for the intellectual property rights of third parties. Furthermore, some of the agreements we entered into with third parties may contain clauses regarding the protection of their intellectual property licensed to us. A violation of these clauses, such as the unauthorized sub licensing or disclosure of a confidential source code, may require us to pay significant penalties, prevent us from utilizing such intellectual property in the future and may result in litigation against us. Moreover, some of our proprietary technology was developed on the basis of licensed proprietary and non-proprietary software that we licensed from third parties. If these licenses were to be challenged or found invalid through litigation or other proceedings, we may be unable to continue utilizing such proprietary technology.

Any infringements on the intellectual property of third parties could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to acquire, utilize and maintain our domains and trademarks.

We have registered various word and figurative trademarks as well as internet domains and expect to register additional similar rights in the future. These rights are regulated by the relevant regulatory bodies and subject to trademark laws and other related laws in the countries in which we have registered them.

If we cannot obtain or maintain our existing or future word and figurative trademarks as well as internet domains on reasonable terms, we may be forced to incur significant additional expenses or be unable to operate our business as intended. Furthermore, the regulations governing domain names and laws protecting trademarks and similar proprietary rights could change (e.g., through the establishment of additional generic or country code top level domains or changes in registration processes), which may prevent us from using these rights as intended. In addition, we may not be able to prevent third parties from registering and utilizing domains and trademarks that interfere with those that we have registered.

An inability to maintain our domains and trademarks could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be involved in litigation or other proceedings that could adversely affect our business.

In the ordinary course of our business activities, we are regularly exposed to various litigation, particularly in the areas of product warranty, delays of payments or deliveries, competition law, intellectual property disputes, labor disputes and tax matters. Such litigation is subject to inherent uncertainties, and unfavorable rulings could require us to pay monetary damages or provide for an injunction prohibiting us from performing a critical activity, such as marketing certain goods. Even if legal claims brought against us are without merit, defending against such claims could be time-consuming and expensive and could divert management’s attention from other business concerns. Additionally, we may decide to settle such claims, which could prove expensive to us.

If we become involved in litigation or other proceedings, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We use standardized documents, contracts and terms and conditions, compounding the negative impact on our business if any clause is held to be void.

We use standardized documents, contracts and terms and conditions to govern our relationships with a large number of sellers and consumers. If such documents, contracts or terms and conditions are found to contain provisions that are interpreted in a manner disadvantageous to us, or if any clauses are held to be void and thereby replaced by statutory provisions that are disadvantageous to us, a large number of our contractual relationships could be affected.

In addition, standardized terms and conditions must comply with the statutory laws on general terms and conditions in the various countries in which we currently operate, which means that in many countries such standardized terms and conditions are subject to intense scrutiny by the courts. We cannot guarantee that all standardized terms and conditions we use currently comply and will continue to comply with the relevant requirements. Even if terms and conditions are prepared with legal advice, it is impossible for us to guarantee that they are valid, given that changes may continue to occur in the laws applicable to such terms and conditions and/or their interpretation by the courts.

If clauses in our standardized documents, contracts or terms and conditions are found to be void, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to customs and foreign trade regulations that may require us to modify our current business practices and incur increased costs or could result in a delay in processing goods through customs, which may limit our growth and cause us to suffer reputational damage.

We import a large number of goods and services as part of our day-to-day business and such imports and exports may be subject to customs or foreign trade regulations. In addition, we rely on third parties, in particular our sellers, to make certain import, export or customs declarations and we therefore only have limited control over such declarations. Any non-compliance with customs or foreign trade regulations could lead to the imposition of fines or result in our goods being seized, in which case delivery of our goods may be delayed or fail entirely. If these laws or regulations were to change or were violated by our management, employees or sellers, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Our business depends on our ability to source and distribute goods in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports create significant risks for our business, particularly if work slowdowns, lockouts, strikes or other disruptions occur. Any of these factors could result in reduced sales or cancelled orders, which may limit our growth and damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to the general tax environment in the countries in which we currently operate, and any changes to this tax environment may increase our tax burden.

Our business is subject to the general tax environment in the countries in which we currently operate. Our ability to use tax loss carryforwards and other favorable tax provisions depends on national tax laws and their interpretation in these countries. Changes in tax legislation, administrative practices or case law could increase our tax burden and such changes might even occur retroactively. Furthermore, tax laws may be interpreted differently by the competent tax authorities and courts, and their interpretation may change at any time, which could lead to an increase of our tax burden. For example, in a number of countries, tax authorities seek to characterize income from the provision of services as royalties under their domestic legislation and/or tax treaties, which would lead to the imposition of withholding tax and may significantly increase our tax burden. In addition, legislators and tax authorities have changed or may change territoriality rules or their interpretation for the application of value-added tax (“VAT”) on cross border services, which could lead to significant additional payments for past and future periods. In addition, court decisions are sometimes ignored by competent tax authorities or overruled by higher courts, which could lead to higher legal and tax advisory costs and create significant uncertainty.

Tax authorities in various countries are currently reviewing the appropriate treatment of e-commerce activities. Recently, several countries in Africa have imposed new, or increased existing, taxes on e-commerce and mobile services. For example, in 2018, Uganda imposed a daily tax of 200 Uganda shillings (equivalent to $0.05) on Over-the-Top (“OTT”) services including Facebook, WhatsApp and Twitter. Users who fail to make this daily payment are unable to access the designated OTT services. Additionally, Uganda imposed a new mobile money transfer tax in 2018. The tax, originally introduced as a 1% tax on receiving payments and withdrawals, was later reduced to a 0.5% tax on withdrawals only. The Ivory Coast imposed a similar 0.5% tax on mobile money transfers in January 2018. Lastly, Kenya has been taxing mobile money transfers for several years and increased its mobile money transfer tax from 10% to 12% in late 2018. It is possible that other African countries will enact new taxes on OTT services, mobile money transfers or other e-commerce and mobile services or that countries with existing e-commerce and mobile service taxes will raise their current tax rates. Existing or new e-commerce and mobile service taxes may increase the cost of mobile phone usage and data plans for consumers, which may discourage mobile phone usage or slow the rate of mobile phone adoption across our markets. Additionally, taxes on mobile money transfers may increase the costs associated with and discourage the use of JumiaPay.

Moreover, due to the global nature of our e-commerce business, various countries might attempt to levy additional sales, income or other taxes relating to our activities. Such new tax regulation may subject us or our consumers to additional taxes, which would increase our tax burden and may reduce the attractiveness of our online offering. In certain countries in which we operate, VAT rates are especially high. For example, the VAT is 20% in Morocco and 18% in Ivory Coast. In such countries, we face the risk that organizational sellers on our marketplace may attempt to transact as individual sellers in order to avoid the responsibility of collecting VAT. Sellers may also seek to structure their operations in a way that facilitates the non-payment of VAT. New taxes could also result in additional costs necessary to collect the data required to assess these taxes and to remit them to the relevant tax authorities.

In some of the countries in which we currently operate, tax authorities may also use the tax system to advance their agenda and may exercise their discretion in ways that may be perceived as selective or arbitrary, or in a manner that could be seen as being influenced by political or commercial considerations. Accordingly, we may face unfounded tax claims in such countries.

We are subject to audits by tax officials in various jurisdictions in which we operate. For example, in Germany, the authorities challenged the status of some of the Group’s German partnerships as entrepreneurs. A loss of such entrepreneur status would have resulted in substantial additional VAT assessments. We have reached a joint understanding with the competent tax authorities, according to which the German partnerships in question should be regarded as entrepreneurs, provided certain conditions are met. We cannot guarantee that the tax authorities will not change their view on the status of such partnerships for past or future periods. While we are making good progress toward meeting these conditions, any failure to meet them in a timely manner, or any changes in the tax authorities’ view, may result in substantial additional VAT assessments.

We are also in ongoing discussions with the German authorities regarding corporate income tax treatment of services rendered by these partnerships. While we believe the position of the German tax authorities on this issue is not correct and would not be successful if challenged in court, we may be required to pay additional corporate income taxes in an upper single to very low double digit euro million amount if the tax authorities’ view were to prevail and have taken provisions accordingly. See also Note 19 to our audited consolidated financial statements included elsewhere in this Annual Report.

Taxes actually assessed in future tax audits for periods not yet covered by this last tax audit may exceed the taxes already paid by us. As a result, we may be required to make significant additional tax payments with respect to previous periods. Furthermore, the competent tax authorities could revise their original tax assessments (e.g., with respect to the recognition of invoiced value added taxes). Any tax assessments that deviate from our expectations could lead to an increase in our tax burden. In addition, we may be required to pay interest on these additional taxes as well as late filing penalties.

Changes in the tax environment and future tax audits could have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain of our cross-border business dealings may trigger unforeseen adverse tax consequences.

We are an internationally operating enterprise continuously engaged in cross-border business dealings which may trigger unforeseen adverse tax consequences in Germany and abroad, in particular with respect to transfer pricing and double taxation issues. While our business operations focus on three regions in Africa, our Company is incorporated in Germany and we manage our operations on a decentralized basis. Our technology and data team is predominantly located in Portugal. The decentralized nature of our organization may lead to interpretative questions by tax authorities as to where we have to pay taxes on our income or assets. Any reassessment of our current status could lead to substantial tax claims and/or costly and time consuming administrative and legal proceedings.

This high degree of interconnectivity necessitates the cross-border transfer of certain goods and services including services, from and between us, our subsidiaries and affiliates. Tax authorities often challenge the prices charged for intra-group services. Past and current intra-group transfer prices, particularly those for services rendered by the Company, including the provision of technology, management services, personnel or financing could be deemed to not be at arm’s length.

Additionally, in light of the fact that these intra-group services are usually not offered to third parties, it may become difficult for us to mitigate intra-group transfer price risks by documenting the prices, particularly paid in comparable transactions by or with independent third parties. The preparation of customary transfer price documentation may also be delayed due to the need to hire an external advisory team with the resources to prepare such transfer price documentation for us.

In addition, we may be unaware of or infringe upon tariffs, quotas, customs and export control regulations, trading bans or similar restrictions, thereby creating exposure to the risk of fines and sanctions.

The materialization of any of the risks described above could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to tax laws and regulations in Germany and numerous other countries. Our tax burden may increase as a consequence of future tax treatment of dividend payments, non-deductibility of interest payments, current or future tax assessments or court proceedings based on changes in domestic or foreign tax laws and double taxation treaties or changes in the application or interpretation thereof. We agreed to indemnify the members of our management board against tax liabilities of up to €40 million.

We are a German tax resident and, accordingly, subject to the tax laws and regulations of Germany. We operate in a number of African countries and have shared service centers in certain European countries as well as in the United Arab Emirates, subjecting several of our entities to the tax laws of these countries. Our tax burden depends on various aspects of tax laws and regulations including double taxation treaties as well as their respective application and interpretation. Amendments to tax laws and double taxation treaties, for example, an increase of statutory tax rates or the limitation of double tax relief, may have a retroactive effect, and their application or interpretation by tax authorities or courts is subject to change and may cause an increase in our tax burden. Furthermore, tax authorities occasionally limit court decisions to their specific facts by way of non-application decrees. This may also increase our tax burden.

Prior to the completion of our initial public offering in April 2019, we streamlined our group structure by exchanging interests held by current or former members of management, employees, supporters or business partners in our subsidiaries into shares of the Company. While we do not believe that these transactions triggered adverse tax consequences for which we are liable, there is no guarantee that tax authorities will agree with this assessment.

We have agreed to indemnify the members of the management board against income tax liabilities they may incur with respect to income received from us, including from share-based payment instruments, in excess of a total tax liability of 25% of the relevant income in countries where they do not have their primary residence up to a total amount of €40 million.

As a holding company, our ability to distribute dividends depends largely on dividend payments made by our subsidiaries. Among other things, these intra-group distributions are subject to withholding tax (Kapitalertragsteuer) on multiple intra-group levels. No assurance can be given that the taxation of intra-group distributions may not negatively affect our ability to pay dividends in the future.

Thin-capitalization rules in various countries restrict the tax deductibility of interest expenses and the possibility of companies to carry forward non-deducted interest expenses to future assessment periods. As the interpretation of these rules is not entirely clear in many countries, it cannot be ruled out that the competent tax authorities will take a different view regarding the tax deductibility of interest expenses than our entities.

Our entities are or may become party to tax proceedings. The outcome of such tax proceedings may not be predictable and may be detrimental to us.

The materialization of any of the risks described above could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to the Ownership of our ADSs

Investor perceptions of risks in emerging economies could reduce investor appetite for investments in these countries or for the securities of issuers operating in these countries.

Investing in securities of issuers in emerging markets generally involves a higher degree of risk than investing in securities of corporate or sovereign issuers from more developed countries. Economic crises in one or more emerging market countries may reduce overall investor appetite for securities of emerging market issuers generally, even for emerging market issuers located outside the regions directly affected by the crises. Past economic crises in emerging markets, such as in South America and Russia, have often resulted in significant outflows of international capital from emerging markets and caused emerging market issuers to face higher costs for raising funds, and in some cases have effectively impeded access to international capital markets for extended periods.

Thus, even if the economies of the countries in which we operate remain relatively stable, financial turmoil in any emerging market country could have a material adverse effect on our business, financial condition, results of operations and prospects.

The market price of our ADSs has fluctuated significantly in the past and may continue to do so in the future and any such fluctuations could result in substantial losses for holders of our ADSs.

The market price of our ADSs is affected by the supply and demand for our ADSs, which may be influenced by numerous factors, many of which are beyond our control, including:

●	fluctuation in actual or projected results of operations;
●	changes in projected earnings or failure to meet securities analysts’ earnings expectations;
●	the absence of analyst coverage;
●	negative analyst recommendations;
●	changes in trading volumes in our ADSs;
●	changes in our shareholder structure;
●	changes in macroeconomic conditions;
●	the activities of competitors and sellers;
●	changes in the market valuations of comparable companies;
●	changes in investor and analyst perception with respect to our business or the e-commerce industry in general; and
●	changes in the statutory framework applicable to our business.

As a result, the market price of our ADSs may be subject to substantial fluctuation.

General market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of our ADSs, even if there may not be a reason for this based on our business performance or earnings outlook. In addition, prices for e-commerce or technology companies have traditionally been more volatile compared to share prices for companies from other industries. The market price of our ADSs has fluctuated substantially in the past. Our ADSs, priced at $14.50 for our initial public offering in April 2019, rose to a high of $49.77 in May 2019 before falling to a low of less than $2.50 in March 2020. The market prices of our ADSs may continue to fluctuate substantially in the future.

Any fluctuations in the market price of our ADSs as a result of the realization of any of these risks, investors could lose part or all of their investment in our ADSs. Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. Since May 2019, several class action lawsuits have been filed against us and certain of our officers. Although these actions are currently in their preliminary stages, we could incur substantial costs defending against these lawsuits. These lawsuits could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

The interests of certain of our major shareholders may conflict with our interests or those of our other shareholders.

The interests of certain of our shareholders may deviate from our interests or those of our other shareholders. Certain measures and transactions, including dividend payments, may be impossible to implement without the support of these major shareholders. In addition, some of our shareholders hold various interests in a number of companies, including companies active in the e-commerce industry, and conflicts of interests may arise between these investments and our interests.

Conflicts between the interests of certain of our major shareholders and our interests or those of our other shareholders may have a material adverse effect on our business, financial condition, results of operations and prospects.

We do not expect to pay any dividends in the foreseeable future.

We have not yet paid any dividends to our shareholders and do not currently intend to pay dividends for the foreseeable future. Under German corporate law, dividends may only be distributed from our net retained profit (Bilanzgewinn). The net retained profit is calculated based on our unconsolidated financial statements prepared in accordance with German generally accepted accounting principles of the German Commercial Code (Handelsgesetzbuch). Such accounting principles differ from International Financial Reporting Standards, as issued by the International Accounting Standards Board, in material respects.

Our ability to pay dividends therefore depends upon the availability of sufficient net retained profits. In addition, future financing arrangements may contain covenants that impose restrictions on our business and on our ability to pay dividends under certain circumstances.

Any determination to pay dividends in the future will be at the discretion of our management board and will depend upon our results of operations, financial condition, contractual restrictions, including restrictions imposed by existing or future financing agreements, restrictions imposed by applicable laws and other factors management deems relevant.

Consequently, we may not pay dividends in the foreseeable future, or at all, and any return on investment in our ADSs is solely dependent upon the appreciation of the price of our ADSs on the open market, which may not occur. See “Dividend Policy.”

We have identified material weaknesses in our internal control over financial reporting. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2019, we identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that have been identified relate to (i) deficiencies in the design and operation of the IT general controls, including: new users access provision, users access deprovision, user access monitoring and segregation of duties within user access management process, which in aggregate rise to the level of a material weakness and, (ii) the ability of our corporate finance and accounting functions to timely and appropriately implement new accounting standards or interpretations or practices under existing standards.

The second of these two material weaknesses resulted in an error concerning the classification of €1.5 million of certain types of vouchers and consumer and partner incentives in our financial statements as of and for the year ended December 31, 2018. Based on quantitative and qualitative factors, management decided to restate revenue and sales and advertising expense for 2017 and 2018 to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue. In our restated financial statements, vouchers are classified as consideration payable to a customer, and are hence accounted for as a reduction of revenue.

The changes necessary to correct the identified misstatements in our previously reported historical results have been reflected in our consolidated annual financial statements as of and for the year ended December 31, 2019.

We have taken measures and plan to continue to take measures to remedy such material weaknesses. These remedial measures include centralizing and increasing controls around access control, hiring additional employees with experience in public company accounting, taking steps to improve our controls and procedures including incorporating automated and software-based accounting tools, engaging third parties to support our internal resources related to accounting and internal controls, implementing additional internal training for our accounting and finance teams and investing in our finance IT systems. However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weaknesses or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Since our initial public offering in 2019, we have been a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act (“JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management has already identified two material weaknesses and may conclude that there is one or more additional material weaknesses in our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures in the future, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

Future offerings of debt or equity securities by us could adversely affect the market price of our ADSs, and future issuances of equity securities could lead to a substantial dilution of our shareholders.

We may require additional capital in the future to finance our business operations and growth. The Company may seek to raise such capital through the issuance of additional ADSs or debt securities with conversion rights (e.g., convertible bonds and option rights). An issuance of additional ADSs or debt securities with conversion rights could potentially reduce the market price of our ADSs and the Company currently cannot predict the amounts and terms of such future offerings.

If such offerings of equity or debt securities with conversion rights are made without granting subscription rights to our existing shareholders, these offerings would dilute the economic and voting rights of our existing shareholders. In addition, such dilution may arise from the acquisition or investments in companies in exchange, fully or in part, for newly issued ADSs, options granted to our business partners or from the exercise of stock options by our employees in the context of existing or future stock option programs or the issuance of ADSs to employees in the context of existing or future employee participation programs.

Any future issuance of ADSs could reduce the market price of our ADSs and dilute the holdings of existing shareholders.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our shareholders or the availability of these securities for future sale will have on the market price of the ADSs.

An investment in our ADSs by an investor whose principal currency is not the Euro may be affected by exchange rate fluctuation.

Our ADSs are, and any dividends to be paid in respect of them will be, denominated in euros. An investment in our ADSs by an investor whose principal currency is not the euro will expose such investor to exchange rate risks. Any depreciation of the euro in relation to the principal currency of the respective investor will reduce the value of the investment in our ADSs or any dividends in relation to such currency.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage results in downgrades of our ADSs or publishes inaccurate or unfavorable research about our business, our ADS price will likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our ADSs could decrease, which, in turn, could cause the market price or trading volume for our ADSs to decline significantly.

Investors may have difficulty enforcing civil liabilities against us or the members of our management and supervisory board.

We are incorporated in Germany and conduct substantially all of our operations in Africa through our subsidiaries. In total, five members of our management board and supervisory board are non-residents of the United States. The majority of our assets and the assets of half of the members of our management board and supervisory board are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on company representatives or the company in the United States, or to enforce judgments obtained in U.S. courts against company representatives or the company based on civil liability provisions of the securities laws of the United States.

There is no treaty between the United States and Germany for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in Germany unless the underlying claim is re-litigated before a German court of competent jurisdiction.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us, members of our management board and supervisory board, or our senior management. In addition, there is doubt as to whether a German court would impose civil liability on us, the members of our management and supervisory board or our senior management in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Germany against us or such members, respectively.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The exercise of voting rights of holders of our ADSs is limited by the terms of the deposit agreement.

For so long as holders of our ADSs do not convert their ADSs into ordinary shares, they may not attend our shareholder’s meetings and may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of our ADSs in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote such holder’s underlying ordinary shares in accordance with these instructions. Under our articles of association, the minimum notice period required for convening a shareholders’ meeting corresponds to the statutory minimum period, which is currently 36 days. When a shareholders’ meeting is convened, a holder of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit such holder to withdraw its ordinary shares to allow the holder to cast its vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to a holder of our ADSs or carry out such holder’s voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to a holder of our ADSs in a timely manner, but such holder may not receive the voting materials in time to ensure that such holder can instruct the depositary to vote its shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, a holder of our ADSs may not be able to exercise its right to vote and may lack recourse if the ordinary shares are not voted as requested by such holder.

The rights of shareholders in companies subject to German corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

We are a stock corporation (Aktiengesellschaft) incorporated under German law. Our corporate affairs are governed by our articles of association and by the laws governing stock corporations incorporated in Germany. The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board and supervisory board are required by German law to consider the interests of our company, its shareholders, its employees and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors, given that we may rely on these exemptions.

We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, presenting only limited selected financial data in this Annual Report and not being required to comply with the auditor attestation requirements of Section 404 in this Annual Report or subsequent annual reports filed on Form 20-F. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our ADSs held by non-affiliates exceeds $700 million as of the end of any second quarter before that time.

We cannot predict if investors will find our ADSs less attractive if we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

As of the date of this Annual Report, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to German laws and regulations with regard to such matters and intend to furnish quarterly trading updates and half year interim reports to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide certain quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our ADSs may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2020.

In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As we are a foreign private issuer and intend to follow certain home country corporate governance practices, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;
●	have regularly scheduled executive sessions with only independent directors; or
●	adopt and disclose a code of ethics for directors, officers and employees.

We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

The interpretation of the treatment of ADSs by the German tax authorities is subject to change.

The specific treatment of ADSs under German tax law is based on administrative provisions by the fiscal authorities, which are not codified law and are subject to change. Tax authorities may modify their interpretation and the current treatment of ADSs may change, as the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated November 8, 2017, reference number IV C 1 – S 1980-1/16/10010 :010 (as amended), shows.

According to this circular, ADSs are not treated as capital participation (Kapitalbeteiligung) within the meaning of Section 2 para. 8 of the Investment Tax Code (Investmentsteuergesetz). Such changes in the interpretation by the fiscal authorities may have adverse effects on the taxation of investors.

We may become a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to United States investors.

Based on the projected composition of our income and valuation of our assets, including goodwill, we believe that it is not clear whether we are a PFIC, and no assurance can be given that we will not be considered by the IRS to be a PFIC, for our current taxable year, or in the future, depending on the rate at which our cash and cash equivalents are spent and depending on the market value of our ADSs. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

Further, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC.

If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences to a holder of our ADSs if such holder is a United States investor. For example, if we are a PFIC, our United States investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure that we will not be a PFIC for our current taxable year or any future taxable year.

Item 4. Information on the Company

A. History and Development of the Company

Corporate History and Recent Transactions

We were incorporated on June 26, 2012 as a limited liability company (Gesellschaft mit beschränkter Haftung) under German law. On December 17 and 18, 2018, our shareholders resolved upon the change of our legal form into a German stock corporation (Aktiengesellschaft) and the change of our company name to Jumia Technologies AG. The change of our legal form and company name became effective upon registration with the commercial register (Handelsregister) of the local court (Amtsgericht) in Berlin, Germany, on January 31, 2019. The legal effect of the conversion on Africa Internet Holding GmbH under German law is limited to the change in the legal form. Africa Internet Holding GmbH was neither dissolved nor wound up, but continues its existence as the same legal entity with a new legal form and name. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

On December 18, 2018, our then-existing shareholders entered into an investment agreement with a new investor, Pernod Ricard Deutschland GmbH, pursuant to which the new investor agreed to provide additional capital in the aggregate amount of €75 million against issuance of ordinary shares based on an agreed pre-money valuation of €1.4 billion. As a result, we issued 7,105 shares (corresponding to 5,087,180 shares following the capital increase from own resources resolved upon on February 15, 2019) to such new investor, which corresponded to 5.08% of the shares in the Company as of January 3, 2019.

On April 12, 2019, our ADSs, each representing two of our ordinary shares, commenced trading on the New York Stock Exchange under the symbol “JMIA.” Concurrently with our initial public offering, Mastercard purchased from us €50.0 million of our ordinary shares in a private placement. We received approximately US$280.2 million in net proceeds from our initial public offering and corresponding private placement with Mastercard and issuance of shares to existing shareholders, after deducting underwriting commissions and discounts and the offering expenses payable by us.

In late 2019, we decided to exit three geographies, Cameroon, Rwanda and Tanzania with a view to allocating our resources to the geographies that we currently believe present the best opportunities to support our long-term growth and path to profitability. We intend to continue to invest across our 11 geographies of operation, which collectively represent more than 600 million people and approximately 70% of Africa’s internet users and GDP. We also entered into a distribution and commercial agreement in relation to Jumia Travel’s flight and hotel booking portals. The exited countries and the travel assets collectively accounted for less than 10% of our GMV, gross profit and operating loss for the full year 2019.

Sales Practices Review

We received information in early 2019 alleging that some of our independent sales consultants, members of our JForce program in Nigeria, may have engaged in improper sales practices. Through an internal review of our sales practices covering all of our countries of operation and data from January 1, 2017 to June 30, 2019, we identified several JForce agents and sellers who collaborated with employees in order to benefit from differences between commissions charged to sellers and higher commissions paid to JForce agents. In mid-2019 and late 2019, we identified instances where improper orders were placed, including through the JForce program, and subsequently cancelled. These transactions had virtually no impact on our financial statements. In aggregate, the improper orders identified generated less than 3% of our GMV in 2018, concentrated in the fourth quarter, and less than 2% of our GMV in 2019.

Corporate Information

We are registered with the commercial register (Handelsregister) of the local court (Amtsgericht) in Berlin, Germany, under number HRB 203542 B. Our principal executive offices are located at Skalitzer Straße 104, 10997 Berlin, Federal Republic of Germany (“Germany”). Our telephone number is +49 (30) 398 20 34 51. Our website address is https://group.jumia.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report or in deciding whether to purchase our ADSs.

B. Business Overview

Our Mission

Our mission is to improve the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to consumers, while helping businesses grow as they use our platform to reach and serve consumers.

Overview

We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with consumers, our logistics service, which enables the shipment and delivery of packages from sellers to consumers, and our payment service, which facilitates transactions among participants active on our platform in selected markets.

We are active in three regions in Africa, which consist of 11 countries that together accounted for approximately 70% of Africa’s GDP of €2.2 trillion in 2019, according to estimates by the International Monetary Fund. Though still nascent, we believe that e-commerce in Africa is well positioned to grow.

We intend to benefit from the expected growth of e-commerce in Africa through the investments that we have made and the extensive local expertise that we have developed since our founding in 2012. Through our operations, we have developed a deep understanding of the economic, technical, geographic and cultural complexities that are unique to Africa, and which vary from country to country. We believe that our deep understanding has enabled us to create solutions that address the needs and preferences of our sellers and consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of the success of our company. In addition, we take full advantage of the mobile-centric aspects of the African market by having adopted a “mobile-first” approach in our product development and marketing efforts, which allows us to expand the audience for our goods and services, increase engagement and conversion and reduce our consumer acquisition costs.

On our marketplace, a large and diverse group of sellers offer goods in a wide range of categories, such as fashion and apparel, smartphones, home and living, consumer packaged goods, beauty and perfumes and other electronics. We also provide consumers a restaurant food delivery service, and payment services such as airtime recharge. On our platform, we had 6.1 million Annual Active Consumers as of December 31, 2019. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold by sellers via our marketplace are predominantly sold by third-party sellers, meaning the cost of inventory remains with the seller. In 2019, the vast majority of the items sold on our marketplace was offered by third-party sellers. To a limited extend, we sell items directly in order to enhance consumer experience in key categories and regions.

Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for consumers and drop-off locations for sellers and a significant number of local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. In certain cities, where we believe it is beneficial to enhance our logistics service, we also operate our own last-mile fleet.

Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, JumiaPay, to facilitate online transactions between participants on our platform, with the intention of integrating additional financial services in the future. As of December 31, 2019, JumiaPay was available in six markets: Nigeria, Egypt, Ivory Coast, Ghana, Morocco and Kenya. JumiaPay Transactions and TPV have both increased substantially since its launch. The number of JumiaPay Transactions reached 7.6 million in 2019, more than tripling compared to 2018. TPV reached €124.3 million in 2019, up 127% compared to 2018. Our payment service app, Jumia One, also allows consumers to complete online payments for a broad range of every-day services offered by third-party providers, such as airtime recharge or utility payments, as well as financial services such as micro-loans or savings products. Through Jumia Lending, our sellers can access financing solutions provided by third-party financial institutions, leveraging data from the sellers transactional activity on our platform for credit scoring purposes. We intend to continue expanding the range of payment and financial services offered to both consumers and sellers as part of the Jumia ecosystem, with a view to offering those services beyond our platform in the future.

Our operations benefit from centralized decision-making and a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform has been developed by our technology and data team, which is predominantly located in Portugal. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our consumer experience more personal and relevant, and enable us, selected sellers and logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and may benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.

We regularly conduct portfolio reviews which assess the allocation of our resources to business verticals and geographies against multiple criteria, including financial performance, commercial environment as well as the ease and cost of doing business. In late 2019, we decided to exit three geographies, Cameroon, Rwanda and Tanzania and entered into a distribution and commercial agreement in relation to Jumia Travel’s flight and hotel booking portals.

Our business has grown substantially. As of December 31, 2019, we had 6.1 million Annual Active Consumers, up from 4.0 million Annual Active Consumers as of December 31, 2018. Our GMV was €1.1 billion, up from €828.2 million in 2018. For sales by third-party sellers, we retain commissions based on the value of goods and services that such third parties sell to consumers via our marketplace, net of cancellations and returns. We also directly offer and sell goods in selected categories where we see unmet demand or the need to better control the consumer experience. On these first-party sales, we record the full sales price net of returns and VAT as revenue and earn a gross margin equal to the difference between the sales price and cost of goods sold. Our revenue was €160.4 million in 2019, up from €129.1 million in 2018.

From 2018 to 2019, our gross profit increased significantly from €44.2 million in 2018 to €75.9 million in 2019. Our gross profit less fulfillment expense, has been showing an improving trend and was positive in the fourth quarter of 2019, demonstrating improvement in our core unit economics as well as the benefits of our increasing scale. Our consolidated loss for the year increased from €170.4 million in 2018 to €227.1 million in 2019.

Our Market Opportunity

Comprised of 54 countries and with a total population of over 1.3 billion people, Africa is the second-largest continent in the world by land mass and population and contributed 4.7% of the world’s total GDP in 2018, according to the IMF. In 2019, the countries in which we operate accounted for approximately 48% of the African population.

The African e-commerce landscape is characterized by favorable macroeconomic and demographic conditions, including strong expected real GDP growth, a young population and an expected rapid increase in mobile internet penetration.

Attractive Fundamentals

Africa represents a large and growing consumer market that is positioned for growth, driven by the following key macroeconomic facts and trends:

●	Economic development: According to the African Development Bank, aggregate private consumption in Africa grew at an average of 3.7% per annum from 2010 to 2016, and according to McKinsey Global Institute in 2015, spending by consumers and businesses totaled $4 trillion, with business spending alone totaling $2.6 trillion in 2015. In 2010, 355 million people, or 34% of the population, were considered “middle class” according to the African Development Bank. By 2060 that number is expected to grow to 1.1 billion people or 42% of the population, representing an average annual growth of approximately 15 million people, according to the same source.
●	Infrastructure investments: Investments in infrastructure, which totaled over $62.5 billion in 2016, are key to this growth and led by both strong domestic and foreign direct investment, according to the African Development Bank.
●	Large, fast-growing and young population: As of 2019, Africa comprised approximately 17% of the world’s population, according to the United Nations World Population Prospects Report from 2019. According to the same source, the population of sub-Saharan Africa is projected to double by 2050 and the populations of Northern Africa and Western Africa are expected to grow by 46% by 2050. The United Nations also projects that Nigeria will become the third most populated country in the world by 2050, after India and China. The average age across the African continent was 19.7 years in 2019, more than ten years younger than the global average of 30.6 in 2018, according to the United Nations and the CIA World Factbook, respectively. We believe that this younger generation, born into an “online” world is increasingly seeking access to a wider choice of food, consumer goods and entertainment options as it becomes increasingly connected to, and aware of, global consumer trends.
●	Increasing urbanization: Urban centers play a critical role in driving economic growth. As of 2019, only 43% of Africans lived in urban centers, compared to 82% in North America and 50% in Asia, according to the United Nations. However, 60% of Africans are expected to be living in urban areas by 2050, indicating an organic and migration-driven growth of over 920 million people to urban centers during that period, according to the same source.

Increasing Internet Penetration

Africa is rapidly becoming a “connected” market, representing a large opportunity for internet-based businesses. Africa had an estimated 523 million internet users across the continent, 69% of whom lived in the regions in which we operate, as of the end of 2019 according to Internet World Stats, a site of the Miniwatts Marketing Group. Some of the key factors driving this evolution are:

●	Investments in mobile network infrastructure: Africa has emerged as a “mobile-first” market, in which many consumers access the internet for the first time using a mobile device. Investment in global information and communications technology infrastructure in Africa totaled over $1.6 billion in 2016, and telecommunication operators across the continent are committed to making additional significant investments in cellular network infrastructure in order to meet rising demand.
●	Growing mobile internet penetration: Mobile broadband penetration in Africa, which was 32%, or 399 million subscribers in 2017, is expected to increase to 73% by 2022, according to the market research firm Ovum. This increase represents approximately 600 million new subscribers, bringing the total number of Africans with 3G or 4G connections to over 1 billion, according to the same source.
●	Increasing smartphone adoption: While feature phones are still the most popular phones in Africa, smartphone penetration as a percentage of the total mobile connections is growing, was 40% in 2017, and is expected by Ovum to increase to 77% by 2022. The growth in smartphone adoption is driven by decreasing average selling prices and the availability of lower cost data plans, according to the Alliance for Affordable Internet and IDC, respectively. We believe that smartphones, with larger screens, more intuitive user interfaces and wider availability of apps are a strong driver of mobile e-commerce adoption.

Evolving Shopping Trends from Offline to Online

As Africa becomes more affluent and “connected,” we believe that African consumers will increasingly become aware of online shopping. Moreover, organized retail is underdeveloped across most of the continent, making the distribution of goods less efficient than in other regions in the world. Against this backdrop, we believe that e-commerce is an attractive alternative to the general lack of organized retail outlets. Across Africa, there were an estimated 17 million small and medium enterprises (“SMEs”) and merchants in 2017, demonstrating a large commerce market, according to the World Bank Group Finances. We believe that the expansion and success of e-commerce solutions across Africa will be driven by the following factors:

●	Increasing consumer awareness and trust: As e-commerce and the internet are both relatively new to Africa, educating African consumers about the benefits of online shopping (including for “non-standard” items such as apparel) will be a key factor driving consumer adoption.
●	Availability and quality of logistics infrastructure: Outside of certain major cities, many Africans live in areas that lack clear addresses, including in rural areas that are often far from the nearest warehouse or distribution center. As infrastructure continues to improve across Africa and urbanization rates increase, we expect increasing availability of reliable, high-quality and cost effective delivery solutions to contribute to the rise of e-commerce in Africa.
●	Consumer adoption of mobile and digital payments: Electronic payments in the form of mobile phone-based solutions, credit, debit or prepaid card or other similar methods are already an important form of payment in Africa. As of December 2018, over 60% of the adult population in Sub-Saharan Africa had a mobile money account, representing nearly 400 million accounts, according to data from GSMA. By contrast, GSMA data demonstrate that, as of December 2018, only 39.7% of the adult population in Nigeria and 32.8% of the adult population in Egypt had a mobile money account, leading GSMA to suggest the potential for substantial growth in the number of mobile money accounts in these two countries. Mobile payment enables these consumers to participate in the formal economy while enabling electronic payment of e-commerce orders, driving higher delivery success rate vs. cash transactions, thus increasing the overall efficiency of e-commerce.

Our Value Proposition

Our Value Proposition to Sellers

●	Access to a large and growing consumer base: We believe that our brand has become synonymous with online and mobile shopping in our markets, and we have built a logistics service that provides sellers with access to consumers across a wide delivery footprint. As a result, through our platform, local sellers can efficiently reach consumers across a particular country, and international sellers can efficiently reach a large number of consumers across most major markets in Africa. In 2019, we connected sellers with 6.1 million Annual Active Consumers.
●	Unique data: We offer our sellers data and analytic services, helping them to more effectively tailor and customize their offerings and marketing efforts. For example, we are often able to inform sellers which goods are attracting the most interest and where, allowing them to modify their production and distribution processes and marketing campaigns. This data may also help sellers improve their pricing and inventory management processes from forecasting to buying to end-of-life promotions, leading to increased sales for sellers on our platform.
●	Brand building: Many sellers have successfully built their own brand awareness and run brand promotions on our marketplace, embracing our platform as a way to distinguish their own brand identities and build their own brand awareness. Association with Jumia is an additional validating point for sellers and their brands.
●	Infrastructure support: Sellers rely on our platform for a range of essential support services to operate their businesses, such as content creation facilities and web-based and mobile interfaces to manage listings, orders or promotional campaigns.
●	Financial services: In selected markets, our sellers have access to attractive financing solutions offered by various financial institutions. This enables our sellers to find the necessary financing to expand their businesses.

Our Value Proposition to Consumers

●	Integrated ecosystem: We have built an integrated consumer ecosystem around our marketplace, which allows us to offer consumers a broad selection of goods and services that are relevant for their everyday needs. Besides the ability to purchase a wide range of goods from our marketplace, consumers can order food delivery from our partner restaurants, pay their utility bills or recharge their mobile plans. This provides a higher level of convenience to consumers compared to the traditional, fragmented nature of African commerce.
●	Selection, price and convenience: With a total of approximately 119 thousand sellers active on our platform in 2019, and over 40 million product listings on our marketplace as of December 31, 2019, consumers have access to goods from a wide range of categories, such as fashion and apparel, smartphones, home and living, fast-moving consumer goods, beauty and perfumes and other electronics. Our marketplace includes high volume items as well as more niche, tailored and personalized goods, which we refer to as “long-tail” goods. These long-tail goods offer consumers greater selection and help us increase consumer loyalty. The large number of sellers on our marketplace, and the pricing transparency that is inherent to our platform, lead to competition among our sellers and attractive prices for our consumers. Our consumers can access goods and services on our platform 24-hours a day, 7-days a week through our mobile applications and websites.
●	Product quality and consumer protection: In order to provide a quality experience, we have implemented standards that encourage our sellers to make quality their priority. Many of our sellers offer consumer protection programs, such as guaranteed returns and product warranties. We have established a data-driven seller scoring program that rewards sellers who consistently offer high-quality goods and are responsive to consumer needs, and we have a policy to delist sellers who violate our defined standards and rules. Our approach provides strong incentives for sellers to improve their operations.
●	Secure and convenient payments: Given that many consumers in Africa are new to e-commerce, reliability and security are critical in convincing consumers to make purchases online. We have developed tools and processes to enable consumers who prefer not to use cashless payment to pay in cash on delivery for most transactions. We have also developed our own payment service, JumiaPay, in order to offer our consumers a safe, fast and easy payment solution, whether they shop using a desktop computer or a mobile device. JumiaPay is currently available in six markets.
●	Reliable and timely delivery: We have developed an integrated logistics service, Jumia Logistics, enabling us to fulfill and deliver orders even outside main urban centers in a timely and reliable manner. Through Jumia Express, we seek to provide consumers with a superior experience, as we store goods in our warehouses, seek to ensure full availability of all Jumia Express labeled goods and handle the packaging and delivery process, thus providing consumers with even faster delivery and more reliable fulfillment. Real-time information on delivery status makes the delivery process transparent for consumers.

Our Strengths

We believe that the following competitive strengths have contributed to our success and position us well for future growth.

Strengths Related to Our Competitive Position

Pan-African leader. We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred digital shopping destination for consumers. On our platform, we had a total of 6.1 million Annual Active Consumers as of December 31, 2019.

Deep local expertise. Africa has unique economic, technical, geographic and cultural complexities that must be overcome to build a successful business. We operate exclusively in Africa and have invested significant resources to innovate and tailor our platform to reflect local market characteristics since our founding in 2012. Through our operations, we have developed a deep understanding of the needs and preferences of our sellers and consumers, which has enabled us to develop solutions that address those needs in the most comprehensive and efficient way. In addition, we possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key driver of the success of our platform. Our ability to manage the key complexities in Africa is an advantage relative to potential international entrants, who may lack our on-the-ground capabilities and local seller and consumer insights. We are also well positioned against local competitors within individual markets, who may struggle to expand their reach across multiple markets or build the capabilities necessary to support their operations at scale.

Trusted brand. Trust is critical in Africa, where people traditionally rely on face-to-face interaction to transact business. We believe that our targeted marketing efforts and consistent focus on delivering a high-quality seller and consumer experience have helped us to build a strong reputation and create a leading brand that consumers and sellers recognize and trust. Our brand is well known by consumers and sellers and is among the most recognizable in our regions of operation. For example, based on our calculations aggregating the data from aided brand awareness studies we commissioned in four of our largest markets (Nigeria, Morocco, Ivory Coast and Kenya) in February 2019, of the respondents who are online shoppers and who know Jumia, 78% purchased through our site in the 12 months preceding the survey, 88% of these 78% made repeat purchases during the same time frame and 89% would recommend Jumia to a friend.

Integrated ecosystem driving consumer engagement. We have built an integrated consumer ecosystem around our marketplace, which allows us to maximize the lifetime value of our consumers by offering a broad selection of goods and services that address their everyday needs. Besides the ability to purchase a wide range of goods, such as apparel or electronics, on our marketplace, consumers can order food delivery from our partner restaurants, pay their utility bills, recharge their mobile plans and find a new job or sell an old car on one of our classifieds portals. This integrated ecosystem approach, combined with delivering all our goods and services under our recognized brands, allows us to have multiple touch points with our consumers, which leads to increased consumer engagement and time spent on our platform and higher consumer acquisition and engagement efficiency.

Leading seller platform that fuels powerful network effects. From large international brands to smaller local sellers, we are the go-to partner for e-commerce transactions in Africa. We offer sellers a wide variety of services, including integration to our platform and training on e-commerce, content production, pricing, sales and marketing services, payments, logistics and seller support. These services help our sellers market, sell and deliver goods to consumers across Africa. In addition, we enable certain international sellers from selected non-African countries to list their goods on our marketplace, providing them with efficient and scalable access to African markets. The number and quality of sellers on our platform, including an increasing number of international sellers, and the breadth of their product offerings attract more consumers, increasing traffic and orders, which in turn attracts even more sellers to our marketplace.

Powerful data insights. Our advanced technology platform enables us to collect significant amounts of data that in turn drives our proprietary algorithms, unlocking new capabilities and generating incremental value for our platform. Our data management system, including powerful data analytics services and machine learning algorithms, helps us run our business more efficiently and enables our sellers, consumers and partners to maximize the value of our platform. For example, we provide data to sellers to enable them to better understand demand for their goods, help them optimize their assortment and pricing and target and acquire a broader base of consumers with similar attributes. For consumers, we use our data to create a better shopping experience by personalizing as much as possible every step of the experience, from browsing to delivery. We also leverage our data to help our logistics partners improve their fulfillment and delivery processes.

Strengths Related to Our Business Model

Proven and efficient business model. We operate a marketplace that has by design proven successful in many non-African markets. Our operations center predominantly around our e-commerce marketplace. We also directly sell goods in selected categories where we see unmet demand or the need to better control the consumer experience. In response to any sales we make, third-party sellers often decide to offer the same or similar goods, allowing us to discontinue our own sales of the relevant product. Accordingly, we typically hold limited inventory.

Scalable, asset-light logistics. We believe that Jumia Logistics is the leading e-commerce fulfillment and express delivery service in Africa. It seamlessly integrates a significant number of logistics partners across Africa, offering sellers on our marketplace the benefits of a distributed and scalable logistics service and consumers more rapid access to the goods that they desire. Jumia Logistics is technology and data-centric and asset-light given that most of the last-mile deliveries are made by our logistics partners. Jumia Logistics facilitates the delivery of packages generated from transactions on our marketplace, from the large cities to remote rural villages of Africa. We are deeply engaged with our logistics partners and take an active role in designing and monitoring processes and tools that allow them to operate their businesses in a more effective way.

Efficient, centralized operational footprint. We centrally manage our operations, allowing for efficient decision making and planning. Our central functions facilitate organized knowledge and information sharing among our local operations, allowing us to test different versions of new technology, features and goods simultaneously in different markets and learn very quickly and efficiently. Our global technology center in Porto, Portugal, provides the centralized, unified technology backbone for our operations in our three regions.

Proprietary technology infrastructure. We have built a highly reliable and scalable technology infrastructure that can handle the large transaction volumes generated on our platform, and we continue to invest in technology to support the strong growth of our business and the ongoing evolution of our services. We have focused the development of our technology infrastructure on building a comprehensive platform rather than disconnected products, which we believe support our ability to handle significant increases in traffic and the number of consumers, sellers and orders throughout the Jumia ecosystem.

“Mobile-first” approach in a mobile-centric market. Smartphone penetration in Africa is expected to increase. We have adopted a “mobile-first” approach in our product development and marketing efforts. This allows us to expand the audience for our goods and services, drive up engagement and conversion and reduce our consumer acquisition costs. We believe that we have developed a deep understanding of the shopping habits of mobile consumers in Africa and deliver the mobile experience to our consumers through three types of mobile technologies: native applications, progressive web applications and light browsers (an interface that is compatible with low data consumption browsers). Progressive web applications load like regular web pages but can offer enhanced functionality such as working offline, push notifications, and device hardware access traditionally available only to native mobile applications. We expect the importance of a mobile-first approach to increase even further in the future, as more households use smartphones and tablets as primary devices to access the internet.

Founder-led management team. Our management team is led by our original founders, which gives us an outstanding combination of stability and a strong entrepreneurial corporate culture. Our corporate culture is central to our success and is based on core values shared by everyone at Jumia. We believe that all our employees are leaders, that every challenge has a solution, that even big organizations need to be innovative and that diversity, meritocracy and team work are paramount to success. As we do not have a majority shareholder, we believe that we have developed a strong corporate governance model focused on long-term success.

Our Growth Strategy

The key elements of our growth strategy include:

Continue to grow our business and leadership position across our current markets. We intend to leverage our e-commerce platform to continue expanding our consumer base in each of the markets in which we operate by accelerating the shift towards online and capturing an increased share of our addressable markets. Favorable trends in our markets, such as a growing urban population, increase in the access to mobile phones and broadband networks and an increasing proportion of young, tech-savvy people, as well as growing awareness of the Jumia brand, position us to unlock this potential and to increase the volume of transactions conducted on our platform.

Drive consumer adoption and usage of our marketplace through increased selection and consumer education. Based on our knowledge of the African consumer, we believe selection and convenience are critical drivers of consumer adoption and continuing loyalty in e-commerce. We will continue to focus on selection and convenience to further improve the attractiveness of our marketplace to consumers. We also believe that the main reason consumers do not purchase goods and services online is the lack of understanding of how transactions work in practice, e.g., that having a bank card is not a prerequisite for transacting online, that purchased goods can be returned and that paying a delivery fee can often be more affordable than driving to the physical store. By delivering a positive online shopping experience and by educating African consumers through targeted educational marketing campaigns, we intend to increase the number of consumers regularly transacting on our marketplace.

Continue to increase the number of sellers and level of seller engagement while increasing the monetization of our services. In order to provide our consumers with the best selection and prices, we need to continue attracting more sellers to our marketplace, assist these sellers in growing their businesses and encourage them to increase their assortments and decrease the prices of the goods they sell. To this end, we intend to continue to invest in our seller platform, to educate sellers on how to best leverage their online presence, to improve the quality and usage of the data and marketing tools used by sellers, and to expand our seller financing program. As sellers grow their businesses on Jumia, we intend to increase the adoption of our seller services, such as marketing, data, logistics and other business support services, leading to higher monetization.

Further develop Jumia Logistics in order to better serve consumers and drive economies of scale. We intend to use various strategies to increase the reliability of deliveries, shorten delivery times and realize fulfillment costs efficiencies. As we continue to scale the number of packages processed through Jumia Logistics, we expect to increase the number of logistics partners and drive further competition amongst them, thereby improving customer experience and reducing shipping costs. We believe Jumia Logistics is a valuable asset in the context of challenging logistics infrastructure in Africa. We intend to open Jumia Logistics to third-party users in the future to serve their needs for a reliable and seamless package delivery solution in our countries of operation.

Increase the consumer adoption of JumiaPay. We plan to increase consumer adoption of JumiaPay by increasing the frequency of usage and number of use cases, making it available in more markets and leveraging the high level of trust that our consumers have for Jumia. We believe that the continuing increase in penetration of JumiaPay on our platform will drive operational efficiencies and increase the rate of successful deliveries, supporting monetization and fulfillment expense savings while enhancing consumer experience and satisfaction. We also aim to use JumiaPay as the cornerstone of a wider financial services platform that is capable of providing our ecosystem participants with a wide variety of digital and financial services from third-party providers. We have taken steps to execute this strategy in selected markets via our payment app. In the future, we intend to expand the services of JumiaPay beyond the scope of our platform, providing payment processing and financial services to both online and offline third-party merchants.

Increase cost efficiencies. We intend to grow usage of our platform and to further develop JumiaPay in a cost effective, cash disciplined manner. Increasing volumes and scale allow us to generate fulfillment expense efficiencies while driving operating leverage on our fixed costs. In addition, we continuously adjust our operations and portfolio of activities to further improve capital allocation and generate cost savings. In the fourth quarter of 2019, we undertook a portfolio optimization initiative, as part of which we exited three geographies and entered into a distribution and commercial agreement in relation to our flight and hotel booking portals. We also initiated an overhead rationalization program aimed at generating staff costs savings.

Build for the long term. Our current focus is on maintaining a leading position across existing product categories, services and markets while continuing to scale our business in order to improve our margins and reach profitability. However, we believe that the platform we have built allows us to pursue attractive opportunities in areas adjacent to our current business, such as expansion to new product categories and services and, in the long term, adjacent geographies.

Our Geographic Footprint

We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. In connection with our portfolio optimization undertaken during the fourth quarter of 2019, we have consolidated our six regions into three. These three African regions are:

●	West Africa, which includes Ghana, Ivory Coast, Nigeria and Senegal;
●	North Africa, which includes Algeria, Egypt, Morocco and Tunisia; and
●	East and South Africa, which includes Kenya, South Africa and Uganda.

Our footprint allows us to reach 48% of Africa’s 1.3 billion population and 69% of the 523 million internet users on the African continent. Countries in our footprint account for 71% of Africa’s €2 trillion gross domestic product.

Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred shopping destination for consumers. In terms of GMV, in 2019, West Africa was our most important region followed by North Africa.

While our offerings in these regions are largely similar, we adapt our operations to local demand and market characteristics since competition, logistics and payment landscapes as well as seller and consumer preferences vary from region to region. We operate under the brand “Jumia” in most of our markets, except for South Africa, where we operate under the brand “Zando.”

Our Platform

We believe that our integrated platform, consisting of Jumia Marketplace, Jumia Logistics and JumiaPay, helps sellers and consumers to easily connect and transact with each other.

We have developed our platform based on a centralized approach that allows for strong localized execution. We operate on the basis of standardized principles, software and processes, in particular with respect to our strategy, brand, overall marketing strategy and our technology platform. This allows us to realize synergies and increase efficiency for elements that are best handled centrally as well as to share our knowledge and best practices gained with our local teams in the markets in which we operate.

Jumia Marketplace

Our marketplace allows consumers to discover, research and buy goods and services and allows sellers to establish their own online presence and efficiently manage their online operations. Our sellers are comprised of key accounts, local sellers and international sellers. Key accounts are typically local official distributors of one or several international or large local brands, local large manufacturers or assemblers of goods or medium to large local retailers. Local sellers are usually professional traders, shop owners or small manufacturers or individuals, which accounted for the vast majority of our sellers in 2019. A small percentage of our sellers are international sellers based outside of Africa. These sellers are generally experienced in conducting cross-border business and are familiar with the processes of e-commerce.

On our marketplace, sellers offer goods from a wide range of categories, such as fashion and apparel, smartphones, home and living items, fast-moving consumer goods, beauty and perfumes and other electronic items. We also offer consumers easy access to a number of services, such as restaurant food delivery, hotel and flight booking, classified advertisements, airtime recharge and instant delivery services.

The following chart shows the share of items sold by category in 2019:

Source: Company information

(1)	Digital services includes services offered via the JumiaPay app, Jumia One. Excludes hotels and flights booking services.
(2)	FMCG denotes fast-moving consumer goods, which are also referred to as consumer packaged goods. This category includes, for example, non-durable goods such as packaged foods, toiletries, over-the-counter drugs and other consumables.

In 2019, we had over 1 billion visits, up from 760 million visits in 2018. We believe that our marketplace is a starting point for many consumers to discover, research and buy goods and services.

Goods

We believe that our marketplace has the most extensive and relevant online collection of goods in Africa. In 2019, more than 90% of items sold on our platform were offered by third-party sellers (i.e., third-party sales). However, we also act as a seller ourselves by offering goods in selected categories (i.e., first-party sales) where we see unmet demand or the need to better control the consumer experience. While the vast majority of our sellers are located in the country in which the relevant transaction takes place, we allow sellers from selected non-African countries such as China to list their goods on our marketplace, providing them with easy access to African markets and valuable data and insights concerning commerce in Africa. Such sellers often offer goods that are not readily available in Africa or have better prices, which improves our attractiveness to African consumers.

We drive consumer engagement by focusing on a product selection along three dimensions: anchor brands (e.g., iconic, sought after brands), bestsellers (e.g., fastest moving goods in the market) and “long-tail” goods (e.g., wide selection of goods not often sought, but that address specific consumer needs). We believe that our offering appeals to consumers, who value ease-of-use, a large product selection and competitive prices.

Most of our sellers are required, either by local regulations or by our operating standards, to allow consumers to return goods within a certain number of days, providing our consumers with the certainty that they will only keep those goods they actually want to keep. The ability to easily return undesired goods is a fundamental pillar of our value proposition to consumers, and we believe that it helps us to increase consumer trust and loyalty.

We seek to minimize returns and the costs associated with our return policy, in particular by improving the presentation of goods and the information available on goods on our marketplace, offering consumer service through our hotline and other messaging services, seller education and maintaining and improving our strict quality control. Based on our experience, the vast majority of goods returned to us have not been opened or used and may be resold through the original channel at full price.

Services

In addition to goods, we offer consumers a number of services through our platform, allowing third parties to access our large consumer base. When we introduce a new service offering, we typically launch the offering in a specific city or country and then expand its geographic reach over time.

Food delivery: Since 2012, we have enabled food ordering and delivery in most of our markets. We provide restaurants with a sophisticated instant delivery network and data-driven insights. For our consumers, we provide access to a large range of local and international restaurants and dishes, from international chains to local restaurants. We have developed an easy-to-use and attractive interface and a proprietary geo-location mapping and rider tracking functionality, which has made delivery quick, transparent and convenient for consumers. As of December 2019, a large number of restaurants we partner with prefer to use our logistics service to deliver food, benefitting from advanced tools, significant scale, and rider training to achieve a high level of consumer experience and cost efficiency. Today, we have partnerships with many local popular restaurants, including international chains.

Instant delivery services: Leveraging our logistics infrastructure and a growing demand from our consumers for “on demand instant delivery,” we recently launched a number of instant delivery services such as groceries, alcoholic beverages and a range of other convenience goods. We operate these services using identical tools to our food delivery service and provide third-party sellers with opportunities to connect and transact with consumers. We currently offer our instant delivery services in six countries, and we intend to expand our instant delivery service to all countries in which we offer food delivery.

Airtime recharge, bills payment and other digital goods: Consumers can easily top up credits for their prepaid phone numbers from most major mobile service providers using their JumiaPay payment app. They can also pay their bills for various entities (including utility providers, such as gas, water, electricity, television subscriptions and school tuition payments). We are also offering more and more digital goods, such as coupons (local deals), vouchers (gaming, playstores: iTunes, Google Play) and tickets (e.g. events). We established our Payment app in Nigeria in 2017, in Egypt in 2018 and in Kenya, Ghana and Morocco in 2019.

Classifieds: Our classified portals allow consumers to look for jobs, real estate, vehicles and other items to buy. Sellers include recruiters, real estate professionals, car dealers, individuals who sell used goods and a large number of small businesses that prefer to have direct on-site interaction with buyers, which facilitates price negotiation and cash payment, over online sales. Our classifieds portals were online in more than 40 African countries as of December 2019. We do not seek to monetize this service, but rather generate further user engagement. As we consider our classifieds portals as ancillary to our core business, we adjust the countries of operation from time to time. For example, in March 2019, we agreed to sell our classifieds portals in Algeria, Morocco and Tunisia for a cash consideration of €0.2 million.

Jumia Logistics

The logistics landscape in Africa is characterized by a high degree of fragmentation, often with no clear leading player in a particular country or region, a high degree of variability between regions and players, a general lack of automation of logistic centers and an overall challenging infrastructure. While some of Africa’s major cities are reasonably well-served by third-party logistics vendors, such vendors often do not operate with the standards required to ensure a good seller and consumer experience in the context of e-commerce. In addition, many Africans live in settings which lack clear addresses and are often far from the nearest warehouse or distribution center. As a result, logistics and delivery services are not readily available in such areas or may be prohibitively expensive. Furthermore, many local logistics companies operate without the technology required to provide consumers with high quality service (e.g., tracking of their order, timely delivery). Finally, logistics companies may struggle to gain access to financing, making it difficult for them to expand and grow their businesses.

We have built an innovative logistics and delivery infrastructure that we believe is the leading e-commerce fulfillment and express delivery service in Africa. Our technology and data allow us to integrate our service providers, our own logistics management solutions and our partner network solutions. We support local entrepreneurs to help them enter into and succeed in the logistics industry by offering them relevant know-how, data, technology and tools. We have also developed a number of processes to benchmark the performance of service providers and to promote healthy competition between such service providers. Our logistics and delivery infrastructure positions us to effect deliveries not just to primary cities, but also to rural areas. In Jumia’s five largest markets (Nigeria, Egypt, Kenya, Morocco and Ivory Coast), about half of the packages were delivered to primary cities, with the remaining half being split roughly equally between secondary cities and rural areas in 2018.

Jumia Logistics covers all stages of the fulfillment chain, including warehousing, inbound deliveries, picking and packing, last-mile and payment, tracking and return handling. Our warehouse infrastructure is based on a standardized model and software technology, operated and executed on a local level, and specifically tailored to e-commerce needs. It is designed to increase mid-mile efficiency and reduce lead times in fulfillment processes. As of December 31, 2019, Jumia Logistics platform consisted of almost 200 logistics partners, a proprietary delivery fleet to fulfill express deliveries in select areas, more than 40 thousand sqm of warehousing space, more than 70 drop-off stations for sellers and almost 600 pick-up stations for consumers. All of our warehouse space is leased from third parties. We control the vast majority of inbound deliveries, whether they are made by sellers at our drop-off stations, picked-up from seller facilities, or picked and packed orders for sellers who use our storage service. Our tracking solution provides full visibility over the package journey. As part of our full-service fulfillment and express delivery infrastructure, we also control the collection and processing of returned merchandise for our sellers. For international sellers, we provide additional support concerning the import/export process.

Through our Jumia Express program, we seek to provide our consumers and sellers with a superior experience. Goods offered under our Jumia Express program are stored in our warehouses, allowing faster delivery to consumers without any involvement from the sellers. Sellers benefit as they do not need to arrange for storage of goods they offer via our marketplace or become involved in the fulfillment of individual consumer orders. Finally, Jumia Express helps us improve our economics, as we charge sellers a premium for this service. In 2019, Jumia Express accounted for more than 30% of the items sold via our platform.

Our current logistics set-up is the result of significant investments we have made to scale our data and technology tools across the value chain, including investments in end-to-end process optimization and back-end fulfillment systems. We believe that our current fulfillment infrastructure positions us well for scaling, in particular due to our standardized model and software technology. When required, we are able to onboard new logistics partners thanks to our automated systems or expand our current warehouse set-up by adding floors. Furthermore, our business operations do not have special requirements that would be hard to meet, which facilitates the opening of additional warehouse facilities. Our current fulfillment set-up generally allows us to keep our operations asset-light, only requiring minimal capital expenditures with respect to our logistics service.

Jumia Logistics set-up has been designed with a view to opening up our logistics services for third-party needs. Currently, only Jumia marketplace sellers can use Jumia Logistics. In the future, we intend to offer logistics services to third parties or to our sellers for the flow of merchandise that is not transacted on our marketplace.

JumiaPay

The African banking and payment landscape is characterized by a high degree of fragmentation of financial institutions and service providers, a general lack of infrastructure, low consumer trust and high perceived levels of fraud. Consumers are often wary of using bank accounts or other banking platforms, as they are afraid that their money may not reach the intended recipient.

To overcome these challenges, Africa has recently experienced a high degree of innovation in mobile payments and financial services, including so-called “eWallet” (electronic wallet) services, a technology that allows users to receive, store and spend money using a mobile phone. Depending on the relevant operator, users can store or link their bank account, credit or debit card details on such operator’s app or also transfer money to such app. Once the money is deposited in their wallet, they can use it to pay bills or make purchases immediately. Against this backdrop, we have developed an advanced and sophisticated payment infrastructure, including our own closed-loop eWallet, which integrates our payment and certain financial services relevant to our sellers and consumers.

In connection with our initial public offering in April 2019, we entered into a private placement agreement with Mastercard, pursuant to which Mastercard purchased from us €50.0 million of our ordinary shares. In connection with this agreement, we entered into a commercial agreement with Mastercard Asia/Pacific, an affiliate of Mastercard. This commercial agreement has a term of ten years and provides Mastercard Asia/Pacific with priority in delivering payment network based solutions and technologies related to our business. It also positions us to partner with Mastercard on promotional activities, For example, we rolled-out “Mastercard Tuesdays” on our platform in Kenya, Nigeria and Egypt, during which JumiaPay consumers who pay using Mastercard enjoy an additional discount. For more information, see Item 6. “Additional Information—C. Material Contracts—Mastercard Agreements.”

Consumer Payment and Financial Services

Our payment service, JumiaPay, enables sellers and consumers to transact using a diverse variety of payment methods for transactions conducted on marketplace. As of December 31, 2019, JumiaPay is available in six markets: Nigeria, Egypt, Ivory Coast, Ghana, Morocco and Kenya. JumiaPay has been adopted rapidly by consumers. TPV reached €124.3 million in 2019, up 127.0% from the same period in 2018. The number of JumiaPay Transactions reached 7.6 million in 2019 compared to 2.0 million in 2018, taking on-platform penetration of JumiaPay as a percentage of orders to 28.7% in 2019, up from 14.0% in 2018.

To further drive consumer engagement and to benefit from the increasing share of mobile internet penetration, we have developed our “Jumia One” app, which allows consumers to access a broad range of digital services offered by third-party providers (e.g., airtime recharge or utility payments) as well other Jumia platforms, such as Jumia Food or our physical goods marketplace. We designed our app to offer an easy and efficient mobile-only user experience, with innovative features to optimize consumer experience, drive higher conversion and encourage repeat transactions. To use the app, consumers need to create their own eWallet, which they can link to an underlying payment method of their preference, including a credit or debit card, bank account or third-party e-wallet. The Jumia One app is currently available in five countries: Nigeria, Egypt, Ghana, Morocco and Kenya.

Below is a visual presentation of various components of our Jumia One app:

Source: Company information

As of the date of this Annual Report, JumiaPay does not operate as a full-fledged eWallet, i.e., it does not provide the full functionality of an eWallet. The current version of our eWallet operates as a pass through with a number of different payment gateways and provides our consumers with cashback and top-ups, which are similar to vouchers and have the primary purpose of encouraging consumer loyalty. Cashback and top ups cannot be withdrawn or transferred from the eWallet. Instead, they can only be used as credit toward subsequent purchases on our platform. In some markets, consumers who paid cash on delivery also receive the additional benefit that refunds are automatically deposited into their eWallet. Consumers are permitted to transfer refunded money back into their bank account.

We have built our app to collect, store and use data, with the perspective to integrate financial services for consumers. Through our app, we are able to track consumer acquisition, purchase and payment behavior, and use this data to improve credit scoring of our consumers, cross- and up-sell our services and personalize the consumer experience.

We believe that the growth of JumiaPay has significantly benefited, and will continue to benefit, from our marketplace, which provides us access to a large potential user base. We intend to continue to add more payment options, digital services and financial services to enhance the relevance of our payment and fintech proposition to consumers.

Seller Payment and Financial Services

Via Jumia Lending, our sellers have access to financing solutions offered by various credit partners (e.g., microcredit institutions, banks). Our financial services offering is designed to cater to the needs of our growing seller base as our sellers are often small businesses with limited to no access to financial institutions but who require financial assistance to grow and expand their businesses. Our financial services are currently available to sellers in Nigeria, Kenya, Ivory Coast, Egypt and Morocco and we intend to offer such financing services in other markets in the medium-term. We believe that this new initiative is very relevant for our sellers, because it increases their engagement with Jumia and provides them with capital which in turn can help them to grow. It is also a potential additional revenue source for Jumia in the long-term as we may be able charge additional commissions to our sellers using our financial services.

Financial institutions often face challenges in providing financial services to individuals and/or small and mid-sized enterprises, in particular due to the lack of credit scoring data. Our unique proprietary data on our sellers enables us to further develop our own credit scoring engine and allows our partners to benefit from such data and to improve their scoring, distribution and collection of loans and to develop and establish other financial services. Currently, upon a seller’s request, we share such seller’s data with our partners, enabling them to score the credit of the relevant seller. If the scoring provides favorable results, our partners return a loan offer to such seller. Going forward, we intend to provide the credit scoring data in anonymized form to potential lenders and display the pre-approved offers directly on the Jumia seller platform. Our scoring data would help to significantly increase the speed with which a seller may obtain a loan. This is also highly attractive to potential lenders, as we provide them access to our seller base, which significantly facilitates their distribution efforts. At the same time, we lower collection risk for our lending partners, as our partners are, under certain conditions, able to collect repayments directly from seller accounts.

We intend to offer more opportunities to our sellers, who include a large number of relevant high-traffic sellers such as restaurants and small and large retailers. These sellers are already using our payment service to process the transactions they conduct on our marketplace. We plan to offer these sellers additional opportunities such as the possibility to act as a physical over-the-counter agency or accept payments from retail consumers through our payment service. In return, these sellers will be able to sell goods and online services available on our mobile applications, mobile-optimized websites and traditional websites (e.g., goods from our marketplace or airtime recharge).

In the fourth quarter of 2019, we piloted with a selected group of our sellers in Nigeria our JumiaPay Business platform which encompasses payment, financial services and marketing tools. While the payment and closed-loop wallet functionalities of JumiaPay have so far been consumer facing, this initiative allows us to explore the merchant and small and mid-size enterprise markets starting with the base of sellers active on our platform.

Marketing

We have a coordinated approach to market our offering to sellers and consumers across our geographic footprint.

Seller Recruitment and Engagement

The vast majority of our sellers join our marketplace through a dedicated online portal where they can easily input information to create their seller page, or store, on our marketplace. We use a variety of channels to advertise the opportunity for sellers to open a store, including through online advertising and attending conferences and trade shows where traders and local manufacturers gather. Our objective is to make it easy for sellers to create an online store, while ensuring the quality and the professionalism of the sellers to execute the required operational activities to conduct their online businesses.

To develop and further drive seller engagement following a seller’s successful registration on our platform, we have developed a number of tools that allow our sellers to benefit from our self-managed and scalable platform. For example, to build their online reputation and brand image, sellers can refer to a “seller score,” which is a data-driven scoring of the seller’s performance. Our advantage scheme, which is a program designed to drive seller engagement, also creates an extra incentive for our sellers to increase both topline and operational performance through rewards. Based on certain performance indicators, such as tenure, seller score, revenue and number of items sold per month, we give our sellers a certain rating, which allows such sellers to gain more visibility as we integrate this criteria in the algorithm that sorts visible goods. Furthermore, we have implemented a fully automated operational performance system designed to drive our sellers’ operational performance and improve consumer experience. Based on seller performance, we set certain limits on order volumes and implement financial penalties in case of cancellations, product quality or return issues. We also send a scorecard to our sellers each week, providing our sellers with simple and relevant data and tools to improve their business operations. Finally, our sellers can benefit from our commercial plan tool, which allows them to participate in and manage certain promotional and commercial events, such as Jumia Anniversary, through their sellers’ interface to drive their businesses.

Consumer Education and Engagement

We have built a brand that is well known by consumers and among the most recognizable in our regions of operation. Through our consumer education and engagement efforts, we continuously work on turning our strong brand into relevant traffic.

During February 2019, we commissioned aided brand awareness studies in four of our largest markets (Nigeria, Morocco, Ivory Coast and Kenya). We aggregated the results from these surveys. The surveys covered 4,784 consumers and included an approximately equal number of “online shoppers,” (i.e., persons who made an online purchase during the last 12 months prior to the date of the survey), and “non-online shoppers,” (i.e., persons who did not make an online purchase during the last 12 months prior to the date of the survey). We believe that the consumers surveyed are representative of our core consumer target segment in terms of gender, location and revenue bracket. The graphic below illustrates some of the key results of these studies on average:

Sources: Sagaci Research Jumia brand surveys, February 2019

(1)	% of online shoppers who know Jumia and bought on Jumia within the last 12 months prior to the survey date
(2)	% of online shoppers who bought on Jumia within the last 12 months prior to the survey date

Other key results of these surveys include:

●	81% of the respondents know Jumia, based on aided awareness questions. Aided awareness reached 89% for “online shoppers” and 74% for “non-online shoppers.”
●	62% of “non-online shoppers” who know Jumia would consider trying out Jumia in the next 6-12 months.
●	The three main reasons for not buying online for the “non-online shoppers” are that (i) they do not know how to shop online, (ii) they think online products are not genuine and (iii) they cannot verify the quality of online products.

We believe that educating consumers about the options offered by our platform will translate into relevant traffic to our mobile applications, mobile-optimized websites and traditional websites.

With a view to increasing e-commerce adoption and growing consumer engagement, we leverage both performance channels (i.e., marketing channels where we only pay based on measurable results) and non-performance channels in our marketing activities. Some of our performance marketing channels include:

●	Search engine optimization / app store optimization: By analyzing the relevance of key search terms and ensuring that our mobile applications, mobile-optimized websites and traditional websites are designed to best utilize such relevant terms, we constantly work to improve our design to ensure that our mobile applications, mobile-optimized websites and traditional websites are ranked high in organic searches and the maximum relevant traffic is directed to them.
●	Search engine marketing: We further selectively rely on search engine marketing that involves the promotion of our websites by increasing their visibility in search engine results pages, primarily through paid advertising.
●	Paid social media: In our use of social media channels, we rely primarily on Facebook. We also use other social media platforms such as Instagram. Social media channels help us improve our brand recognition and generate additional word-of-mouth referrals and thereby new consumers.
●	Affiliation marketing: We have developed our own tools, for example a dynamic top selling goods banner tool that changes what is displayed on an affiliate’s site depending on what we want to promote. We are currently developing further tools such as search tools and a leaderboard with affiliate ranking.
●	Consumer relationship management: Our consumer relationship activities (CRM) serve as a free engine for re-engagement of our visitors and consumers through all type of notifications (e.g., app notifications, web notifications, SMS, emails).
●	Vouchers: We create specific incentives to encourage consumers to try Jumia for the first time, or to re-engage with consumers who have not been active for a certain period, or to drive certain specific volume to certain categories.
●	Offline marketing: In certain markets in which we operate, we have launched our sales program JForce, which consists of independent sales consultants that earn commissions by selling the goods and services that we offer on our platform to their personal or professional networks. The profile of our consultants is very diverse, comprising students, young professionals, and moms as well as small shops and retailers. We are also testing a limited number of “physical stores” to allow consumers to directly interact with Jumia in person.

While our marketing efforts primarily focus on performance marketing channels, we also rely on non-performance channels, including the following:

●	Social media influencers: To strategically increase our overall reach and enhance brand perception, we also selectively work with influencers (e.g., local celebrities, key opinion leaders, niche publishers and content creators) across a large number of social media channels as well as YouTube.
●	YouTube: We further leverage our YouTube channel to run video campaigns to maximize our coverage, especially during our promotional events. By using videos as a separate marketing channel, we are able to achieve quantifiable impact over our organic channels, while also using video as a market research tool.
●	Offline marketing: We invest in offline marketing and mass media in order to build awareness of our brand and increase traffic to our platform. For example, we run various TV and radio campaigns and also use billboards to further build trust and awareness. These channels further helped us to address another category of consumers which we could not reach through online marketing. In addition, our on-ground presence through agencies and street activation teams contributes to our offline marketing presence.

As part of our general marketing strategy, we create promotional events that are relevant to consumers. Large campaigns are typically executed simultaneously in all our major markets. However, start dates may vary by a few days due to local holidays. For other campaigns, more flexibility exists as to the dates and the commercial intensity of the campaign.

To enhance the return on our marketing investment, we follow a data-driven approach and leverage the large amount of data collected through our operations. We utilize our data-driven analytics capabilities to link marketing investments with respect to individual marketing channels and events in our various target markets to the relevant benefits we derive from them (i.e., visits to our mobile applications, mobile-optimized websites and traditional websites as well as subsequent orders from the respective consumers) when allocating our marketing budget.

Our Support

Our Seller Support

We have developed strong seller support processes to help our sellers manage their operations, further grow their businesses and deepen their level of engagement with us. We take the seller experience beyond the traditional “business only” approach by thinking of, and treating, our sellers as a community. Benefiting from our locally deployed teams with deep knowledge of regional market characteristics, we offer our sellers fast and localized operational and technological assistance. For example, our seller support teams provide sellers with personalized assistance and answer questions relating to operations, category management, inventory management and pricing. In addition, we create dedicated online forums such as our “Vendor Hub” and our “Online University” through which new sellers can ask questions and obtain answers from other sellers.

Our Consumer Support

In line with our focus on providing a superior consumer experience, we consider consumer support to be a key element of our operations. Our dedicated and locally deployed consumer service teams focus on serving consumers on our marketplace through telephone hotlines, real-time instant messaging and other online inquiry systems. To provide such services, we operate a consumer service center in each of our markets. In order to ensure a consistent and high quality of consumer service, all of our consumer service centers operate based on standardized principles, software and processes. By focusing on the high quality of our consumer service, we seek to ensure that only a comparably small number of consumer complaints result in returns. We believe that the success of our consumer service operations is evidenced by generally high satisfaction among our consumers.

Technology and Data

We consider ourselves to be a technology company and believe that we have the most advanced and sophisticated e-commerce platform in the markets in which we operate. Our platform is operated by more than 300 technology experts, providing us with significant innovative potential as we continually seek to expand and optimize our technology infrastructure. Our technology experts are predominantly located in our global technology center in Porto, Portugal. Portugal is well located to serve Africa in terms of time zones and travel options, is part of the Schengen area, which allows us to recruit talent on a European level, and provides a favorable cost of living environment.

Technology and Data Platform

We have created a custom- and purpose-built modular technology and data platform that is highly adapted to our markets and highly scalable. Our technology and data platform covers all steps along the value chain, from seller recruitment and support to consumer acquisition and engagement, traffic optimization, payments, logistics, infrastructure and business intelligence and is built with a service-oriented architecture approach for every component.

The following graphic demonstrates the powerful network effects generated by the interactions of our sellers and consumers with our platform:

JUMIA MARKETPLACE
Traffic
Returns
Purchase Info
Product Trends
Consumer Feedback
Consumer Info
JUMIA LOGISTICS
Shipping Info
Location
Payment Methodology
JumiaPay
Purchase Info
Fraud Events
Payment Method
Validated Transactions
Refunded Transactions
MORE DATA GENERATES BETTER INSIGHTS FOR SELLERS AND CONSUMERS
JUMIA
DATA WAREHOUSE
BETTER INSIGHTS ATTRACT MORE SELLERS AND CONSUMERS GENERATING MORE DATA
MORE VALUE FOR CONSUMERS
Personalization
More relevant offering
Faster and better delivery
Enhanced experience
MORE VALUE FOR SELLERS
Enhanced consumer view
Better pricing
Inventory management
Tailored marketing
MORE VALUE FOR JUMIA
Single view of consumer
Real-time analytics
Tailored marketing
Better processes

Source: Company information

To meet consumers’ expectations, we have developed our mobile applications, mobile-optimized websites and traditional websites, which are programmed and updated in-house as a resilient storefront for our product offering, focusing on reducing downtime while providing a state-of-the-art consumer experience. Backup servers help us ensure the stability and reliability of our technology backbone. In our technology operations, we rely on a hybrid infrastructure, based on the cloud computing platform provided by third parties, and a private hosting provider for back-office systems for which services we pay licensing fees. Cloud computing helps us to efficiently store data and maintain and speed up the availability of our mobile applications, mobile-optimized websites and traditional websites.

While we offer a variety of different interfaces (e.g., through our mobile applications, mobile-optimized websites and traditional websites), our platform is based on our central authentication system, allowing our consumers to access all our services and platform with one account and password.

As mobile traffic accounted for the majority of our overall platform traffic in the fourth quarter of 2019, our front-end development focuses primarily on features that improve user experience on mobile devices. We specifically optimize our mobile applications for size, in order to make them easier for consumers to download or to upgrade. We also invest significant resources in optimizing the speed of our mobile applications in order to help consumers save time while browsing our mobile applications.

We analyze seller and consumer behavior, and we tailor the design and the content of our mobile applications, mobile-optimized websites and traditional websites to ensure that they stay relevant to consumers. We prioritize all new developments and new features based on local insights that we are able to gather with our local teams.

We make significant investments in our innovation and research and development activities. For example, we currently focus on machine learning and artificial intelligence (e.g., search algorithm, return rate prediction, enhanced marketing targeting), hybrid infrastructures and operation system virtualization (e.g., enhanced elasticity and resilience of infrastructure, cost optimization and waste reduction) as well as micro-services and server-less architecture (e.g., enhanced agility and speed of development). Those investments typically contribute to increased user experience of our platforms and higher conversion rates.

Payment Services Technology

JumiaPay integrates relevant local and international payment methods to facilitate payments. This is done either with a direct integration, if the expected transaction volume warrants the effort, or by using aggregators. We generally aim to present a unified experience to our users, irrespective of the payment method used, and process payment information in a secure environment based on the Payment Card Industry Data Security Standard (PCI DSS). At the same time, we offer a unified application programming interface (API) across all payment methods.

We have developed our fraud scoring and risk monitoring processes using what we believe to be industry-leading software that utilizes algorithms that analyze different criteria. Every major use case (purchase or login) is covered by real-time scoring, where over 300 factors are considered. Device fingerprinting is used to track account takeovers and money laundering. Our in-house fraud team employs a combination of machine learning and rule sets to find an appropriate balance between acceptable risk and a high acceptance rate. New rules can be tested against historic data to measure the impact before deploying to the production system. Real-time monitoring allows for detection of coordinated attacks. Our focus on disciplined fraud risk management through our scoring algorithms has allowed us to further reduce the share of bad debts and credit or debit card chargebacks, while at the same time accelerating our growth.

Security

When expanding and operating our technology platform, we constantly focus on security and reliability. To this end, we undertake administrative and technical measures to protect our systems and the consumer data that those systems process and store (e.g., cloud storage, data encryption, VPN network). We have developed policies and procedures designed to manage data security risks (e.g., disaster recovery systems, penetration and security testing) and implemented various security measures, including password security, firewalls, automated backup systems and high-quality antivirus software. We also store proprietary information and business secrets, and we employ third-party service providers that store, process and transmit such information on our behalf, in particular payment details. We also rely on encryption and authentication technology licensed from third parties to securely transmit sensitive and confidential information. We take steps such as the use of password policies and firewalls to protect the security, integrity and confidentiality of sensitive and confidential information that we and our third-party service providers store, process and transmit.

Competition

The African retail landscape is characterized by a high degree of fragmentation, which often exhibits no clear leading player in the markets in which we operate. On a regional or country level, we face competition from both offline and online companies across our broad offering. The vast majority of consumer expenditures is, however, still taking place offline.

Our offline competitors vary from market to market but typically include traditional brick-and-mortar retailers such as local or regional retails chains and informal, local stores. Our main online competitors include Souq.com (a company affiliated with Amazon) and Noon in Egypt, Takealot and Superbalist (all part of the Naspers group) in South Africa, and Konga in Nigeria. Several global websites, such as Amazon, Asos, or AliExpress (part of Alibaba group), also offer shipping services to certain African countries for a selection of products. With respect to JumiaPay, we face competition from a fragmented and growing base of fintech firms such as OPay and PalmPay in Nigeria. With respect to food delivery services, we face competition from Glovo, UberEats and Ofood.

Employees and Culture

Our employees are based in 18 countries, and 33% of our employees were female and 67% were male as of December 31, 2019. Our corporate culture is anchored in our entrepreneurial and collegial roots, and our employees are deeply committed to our success:

We seek to promote the following core values to drive the action of our employees every day:

●	We are a group of leaders committed to winning the digital landscape in Africa.
●	We achieve impact by thinking faster and executing better than any other business.
●	We grow people who build businesses.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreement or labor union, other than standard and non-binding personnel representations.

Intellectual Property

Our intellectual property, including copyrights and trademarks, is important to our business. We have registered trademarks in most relevant jurisdictions for “Jumia” and for “Zando” in South Africa. Our intellectual property portfolio includes numerous domain names for websites that we use in our business.

We control access to, use and distribution of our intellectual property through confidentiality procedures, non-disclosure agreements with third parties and our employment and contractor agreements. We rely on contractual provisions with our partners to protect our proprietary technology, brands and creative assets. We constantly monitor our trademarks in order to maintain and protect our intellectual property portfolio, including by pursuing any infringements by third parties.

Insurance Coverage

We have taken out a number of group insurance policies that are customary in our industry, such as property and loss of earnings insurance, business liability insurance, including insurance for product liability, transport insurance and environmental liability insurance. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.

Facilities

Our headquarters are located at Skalitzer Straße 104, 10997 Berlin, Germany. Our lease is on a monthly basis.

As of the date of this Annual Report, we do not own any real estate property. The following table provides an overview of our material leased real estate property:

	Approximate size of
Location	effective area	Primary use
	(in square meters)
Plot 4, Block A, Surulere Industrial road, Ogba Scheme, Ikeja, Lagos, Nigeria	9,566	Warehouse
272/273 second section, City Center, New Cairo, Cairo, Egypt	1,500	Office
85 industrial zone, New Cairo, Cairo, Egypt	4,895	Warehouse
110 industrial zone, New Cairo, Cairo, Egypt	4,900	Sorting center
Km13, Douar Lahfafra, Nouaceur, Casablanca	2,118	Warehouse
Godown Space, 202489, Mombasa Road, Nairobi, Kenya	3,277	Warehouse
Zone Industrielle Koumassi, Abidjan, Ivory Coast	1,000	Warehouse
Unit 6, 7, 8, West Building North Precinct, Topaz Boulevard Montagu Park, Cape Town, South Africa	3,045	Warehouse
Rua Ricardo Severo, No. 3 1st Floor, 4050‑515 Porto, Portugal	2,000	Office
Office No. 1702, Plot No. 296, One by Omniyat Tower, Business Bay, Dubai UAE	298	Office
Skalitzer Straße 104, 10997 Berlin, Germany	14	Office

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

In 2019, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us, certain of our officers, the members of our Supervisory Board, the underwriters of our initial public offering, our authorized representative, and, in New York State court, our auditor. The cases assert claims under federal securities laws based on alleged misstatements and omissions in connection with and following our initial public offering. These actions remain in their preliminary stages. Two similar putative class action lawsuits filed in the Kings County Supreme Court were voluntarily dismissed in late 2019.

Regulatory Environment

Our business is subject to numerous regulations and requirements under the applicable national laws of the various African countries in which we operate. These countries do not follow any uniform legal and regulatory framework. Many of these countries are characterized by inadequate and uncertain legal systems and regulatory regimes. Consequently, their laws and regulations are continuously evolving and are occasionally in conflict with one another. Below we summarize a non-exhaustive list of significant regulations or requirements in the jurisdictions where we conduct our material business operations.

Data Protection

Data protection laws regulate the collection, storage, transfer, disclosure and other use of personal data. Personal data, especially in electronic form, is typically governed by the law of the country in which it was collected and stored. African countries do not follow a unified approach to data protection laws. Some countries have enacted comprehensive personal data protection laws while others have enacted no such laws. Among the African countries in which we operate, Ivory Coast, Ghana, Senegal, Morocco, Nigeria, South Africa and Tunisia have established comprehensive data protection and data privacy laws; all other countries in which we operate do not have data protection and privacy laws.

In Nigeria, the National Information Technology Development Agency passed new data protection guidelines in 2017, and we are in the process of implementing new policies to comply with these new regulations. Data protection in Morocco is regulated by the National Commission for the Protection of Personal Information, which constantly monitors all e-commerce websites for data and information security issues and notifies companies when they are not in compliance. Data protection in Ivory Coast is regulated by the Autorité de Régulation des Telecommunications de Côte d’Ivoire (“ARTCI”), and several of our managers with extensive access to consumer data recently completed mandatory consumer data protection training with the ARTCI in order to ensure our compliance with the law. In South Africa, the Protection of Personal Information Act regulates the lawful processing and protection of consumer’s personal data and greatly impacts direct marketing to consumers. Egypt is in the process of developing data protection laws.

In June, 2014 the African Union (“AU”) adopted the AU Convention on Cybersecurity and Data Protection (the “AU Convention”) to provide a data protection framework which African countries can either ratify or use to adopt their own national legislation. However, this convention is not in effect because it has not yet been ratified by 15 out of the 54 AU jurisdictions. Like the recently-replaced EU Data Protection Directive, the AU Convention does not have any legal force until it is adopted into a country’s domestic legislation. Among the African jurisdictions that have enacted comprehensive data protection legislation, the legislation generally covers issues of notice, consumer consent, data security, transfer of data across borders, data retention requirements, data breach notification requirements and registration with a data protection authority.

Compliance with the various data protection laws in Africa is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various African nations in which we operate, our ability to transmit consumer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all. For example, Ivory Coast, Ghana, Senegal, Morocco, and Tunisia all restrict data transfer across borders. Ghana also requires that a company notify consumers in the event of a personal data breach. Egypt currently has no data protection and privacy laws. However, the Egyptian government announced in 2017 that it is committed to doubling the size of its e-commerce sector by 2020, and intends to update all legislation and regulation relevant to e-commerce.

Consumer Protection

We are subject to several laws and regulations designed to protect consumer rights. For example, in South Africa, the Consumer Protection Act regulates consumer rights and supplier responsibilities, which extend to e-commerce transactions. More generally, these consumer protection laws typically set out basic consumer rights, which often include the right to obtain clear and accurate information about products and services offered on the consumer market, and the right to obtain clear and accurate terms and conditions of the sale of goods. Moreover, many of the governments in the countries in which we currently operate have the power in certain circumstances, by regulation or other government action, to interfere with the performance of contracts or to terminate them or declare them null and void. By contrast, the consumer protection law in other countries in which we operate is not yet developed. The vast majority of the eleven African countries in which we operate has consumer protection legislation in place. Many of these countries, however, enacted such legislation only recently. For example, a new consumer protection and product safety code was implemented in Ivory Coast in 2017, requiring us to adapt our terms and conditions and make several changes to our return policy, including granting clients the right to free returns up to ten days after delivery, whereas consumer protection laws in Egypt require that we allow free returns up to fourteen days after delivery, and our standard policy allows for free returns up to seven days in all other countries in which we operate.

Product Safety

South Africa is the only jurisdiction in which we operate with a well-established legal or regulatory framework concerning product safety and liability. Other jurisdictions have more limited product safety regulations. These various legal and regulatory frameworks make it difficult for us to establish uniform product safety procedures across all of our markets. Additionally, many of the goods sold on our marketplace are offered and delivered by third parties, which makes it difficult for us to predict our liability exposure or establish standard procedures for product safety. Nevertheless, we take a proactive approach to quality control and product safety in all of our markets, with specific quality checks in place based upon the sensitivity of goods and services offered in various markets. We limit liability exposure across markets through standard contractual terms that require all sellers on our marketplace to accept full responsibility for any loss or damage caused by their products and indemnify us accordingly. We also delist sellers who offer prohibited products. Furthermore, we implement country-specific product safety, quality control, and liability-limiting procedures as necessary.

Payment Services

Africa is characterized generally by the lack of an advanced financial infrastructure, and the percentage of Africans with a bank account, although increasing rapidly, remains relatively low. Accordingly, most of our transactions are completed using a cash on delivery system. Integrated payment and delivery systems are relatively new in Africa, and regulation of such services is constantly evolving.

We offer certain payment and financial services to our consumers and sellers across the various African markets in which we operate. In a number of jurisdictions we offer services as a payment service provider (“PSP”) for our marketplace. While we do not hold licenses to operate as a PSP for third-party merchants, we are permitted to offer JumiaPay services in certain markets for our marketplaces (for example, Nigeria, Egypt, Ghana, Ivory Coast, Morocco and Kenya) through agreements we have with existing licensed banks or PSPs to sponsor our JumiaPay services. We have applied for the necessary licenses that will allow us to operate as an independent PSP in Nigeria. Additionally, we will gradually apply with the relevant authorities in other countries to receive full PSP granting authorization to independently process payments for third parties, where permissible or take other steps to acquire required licenses. We cannot guarantee that such licenses will be granted or, where granted, that they will be retained.

We are currently not offering the full functionality of a full-fledged “eWallet” services in any of our markets. We are offering our Jumia-specific eWallet services in Nigeria and Egypt through agreements with existing licensed sponsoring banks: the eWallet links to JumiaPay and provides our consumers with cashback and top-ups, which are similar to vouchers and have the primary purpose of encouraging consumer loyalty.

Funds cannot be withdrawn or transferred from the eWallet (except in cases of consumer refunds). Instead, they can only be used as credit toward subsequent purchases on our platform. Consumers using JumiaPay also receive the additional benefit that refunds are automatically deposited into their eWallet. Consumers are permitted to transfer refunded money back into their source account. If we were to begin operating JumiaPay as a full-fledged eWallet, we would be required to comply with the relevant local regulations, which generally require that all e-money is secured by a one-to-one exchange of funds held in an escrow account at the sponsoring bank.

As with PSP licenses, Egypt also does not offer independent eWallet licenses to e-commerce companies like us. We intend to apply for the licenses necessary to independently operate our eWallet services based on the growth and adoption of these services, in which case we may also face corresponding regulatory capital requirements. We would also need to comply with relevant e-money regulations as explained above.

We currently operate as a direct lender only in Kenya, where current contract law allows us to do so without any specialized license. We have the necessary license to operate as a direct lender in the city of Lagos, Nigeria. We may make arrangements to offer direct loans in certain of our markets. Additionally, our marketplace enables licensed third-party lenders to offer loans to our consumers or sellers in other jurisdictions such as Nigeria and Ivory Coast. Because we only operate as an intermediary in the lending market in these countries, our partners are responsible for the underwriting and credit scoring process. We are closely monitoring any change in various regulations that would require us to obtain a license in order to continue operating our lending marketplace.

Other financial regulations and payment standards in Africa vary greatly from country to country. Certain jurisdictions have enacted legislation to prevent money laundering, fraud and terrorist financing. For example, in 2001, the Egyptian Government established the Information Technology Industry Development Authority and tasked it with regulating online transactions and other aspects of the information technology industry. Other jurisdictions require that we obtain licenses to offer certain of our payment solutions and lending services. For example, the Bank of Ghana recently issued regulatory revisions and guidelines for electronic money issuers. In the near future, the bank plans to require electronic money issuers join a central registry, and is lobbying the legislature for passage of the Payment Systems and Services Bill which would allow the bank to regulate an estimated 150,000 active mobile-money agents and enforce anti-money-laundering and data protection standards. Internet activity in Ghana is currently regulated by the

National Communications Authority (“NCA”). The NCA enforces the Electronic Transactions Act of 2008, which provides a comprehensive legal framework for, among other things, electronic transactions, data protection and electronic funds transfer.

The general inconsistency of financial regulations adds to the security concerns of credit worthy consumers that make them reluctant to electronically transfer funds or pre-pay for goods. Resolving the barriers to creating a reliable financial infrastructure would require cooperation between governments, financial institutions and mobile service providers.

Shipping Services

In some of our countries of operations the postal service has monopoly rights. For example, in Morocco, the postal service has monopoly rights for the distribution of letters and parcels weighing no more than one kilogram, limiting our options concerning last-mile delivery.

Disclosure of Iranian Activities under Section 13(r) of the Exchange Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, including, among other matters, transactions or dealings relating to the government of Iran. Disclosure is required even where the activities, transactions or dealings are conducted outside the U.S. by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

For a portion of the reporting period, our travel business allowed consumers to book hotels in and flights serving Iran. The revenue from these offers was immaterial. We believe that these activities have been conducted in accordance with applicable laws and regulations and that they are not sanctionable under U.S. law. In late 2019, we entered into a distribution and commercial agreement in relation to Jumia Travel’s flight and hotel booking portals. As part of this agreement, we will continue promoting flight and hotel booking services on our platform, redirecting the relevant traffic to our partner Travelstart, who will manage the sales, fulfilment and customer service aspects of the business.

Our indirect shareholder, MTN Group Limited, holds a 49% indirect, non-controlling interest in Irancell, which operates Iran’s second largest mobile network and offers international voice, interconnect and roaming services. MTN Group Limited also has a beneficial interest of about 44% in Iranian e-commerce business Snapp (also known as Iran Internet Group), which includes retail marketplace, ride hailing, travel, delivery and food delivery businesses. We have been informed that these investments were made in accordance with applicable laws and regulations, and these entities are not sanctioned under U.S. law.

C. Organizational Structure

Please refer to Note 5 to our audited consolidated financial statements included elsewhere in this Annual Report for a listing of the company’s consolidated subsidiaries, including name, country of incorporation, and proportion of ownership interest.

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the information included under Item 4. “Information on the Company” and Item 18. “Financial Statements”. This following discussion and analysis contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in Item 3. “Key Information—D. Risk Factors.” Actual results could differ materially from those contained in any forward-looking statements.

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Overview

We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with consumers, our logistics service, which enables the shipment and delivery of packages from sellers to consumers, and our payment service, which facilitates transactions among participants active on our platform in selected markets.

On our marketplace, a large and diverse group of sellers offer goods in a wide range of categories, such as fashion and apparel, smartphones, home and living, consumer packaged goods, beauty and perfumes and other electronics. We also provide consumers with easy access to a number of services, such as restaurant food delivery, hotel and flight booking, classified advertising, airtime recharge and “instant delivery.” On our platform, we had 6.1 million Annual Active Consumers as of December 31, 2019. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold by sellers via our marketplace are predominantly sold by third-party sellers, meaning the cost of inventory remains with the seller. In 2019, the vast majority of the items sold on our marketplace was offered by third-party sellers. To a limited extend, we sell items directly in order to enhance consumer experience in key categories and regions.

Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for consumers and drop-off locations for sellers and a significant number of local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. In certain cities, where we believe it is beneficial to enhance our logistics service, we also operate our own last-mile fleet.

Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, JumiaPay, to facilitate online transactions between participants on our platform, with the intention of integrating additional financial services in the future. As of December 31, 2019, JumiaPay was available in six markets: Nigeria, Egypt, Ivory Coast, Ghana, Morocco and Kenya. JumiaPay Transactions and TPV have both increased substantially since its launch. The number of JumiaPay Transactions reached 7.6 million in 2019, more than tripling compared to 2018. TPV reached €124.3 million in 2019, up 127% compared to 2018. Our payment service app, Jumia One, also allows consumers to complete online payments for a broad range of every-day services offered by third-party providers, such as airtime recharge or utility payments, as well as financial services such as micro-loans or savings products. Through Jumia Lending, our sellers can access financing solutions provided by third-party financial institutions, leveraging data from the sellers transactional activity on our platform for credit scoring purposes. We intend to continue expanding the range of payment and financial services offered to both consumers and sellers as part of the Jumia ecosystem, with a view to offering those services beyond our platform in the future.

Our business has grown substantially. As of December 31, 2019, we had 6.1 million Annual Active Consumers, up from 4.0 million Annual Active Consumers as of December 31, 2018 and 2.7 million Annual Active Consumers as of December 31, 2017. Our GMV was €1.1 billion, up from €828.2 million in 2018 and €507.1 million in 2017. For sales by third-party sellers, we retain commissions based on the value of goods and services that such third parties sell to consumers via our marketplace, net of cancellations and returns. We also directly offer and sell goods in selected categories where we see unmet demand or the need to better control the consumer experience. On these first-party sales, we record the full sales price net of returns and VAT as revenue and earn a gross margin equal to the difference between the sales price and cost of goods sold. Our revenue was €160.4 million in 2019, up from €129.1 million in 2018 and €93.1 million in 2017.

From 2017 to 2019, our gross profit increased significantly from €27.2 million in 2017 to €75.9 million in 2019. Our gross profit less fulfillment expense, has been showing an improving trend and was positive in the fourth quarter of 2019, demonstrating improvement in our core unit economics as well as the benefits of our increasing scale. Our consolidated loss for the year increased from €170.4 million in 2018 to €227.1 million in 2019.

Our Revenue Model

We distinguish between marketplace revenue and first-party revenue. Marketplace revenue is generated from sales of third-party sellers and from services provided via our platform. First-party revenue is generated from sales where we act directly as the seller. Within our marketplace revenue, we distinguish the following revenue streams:

●	Commissions, which are charged to third-party sellers based on the value of the goods and services they sell to consumers via our marketplace, net of cancellations and returns. Usually, these fees are a percentage of the value of the transaction. The percentage varies by goods or service category and region. We refer to the sales producing these commissions as third-party sales.
●	Fulfillment, which comprises delivery fees charged to consumers for delivery of goods purchased on our marketplace.
●	Marketing & advertising, which corresponds to the revenue generated from the sale of a diversified range of ad solutions to sellers and advertisers.
●	Value added services, which includes revenue from services charged to our sellers, such as logistics services, packaging or content creation.

Our first-party revenue is derived from activities where we act directly as the seller. We refer to these sales as first-party sales and generally undertake them in an opportunistic manner to complement the breadth of the product assortment on our platform, usually in areas where we see unmet consumer demand

The following table shows a breakdown of our revenue in 2017, 2018 and 2019 by source:

	For the year ended December 31,
	2017(1)	2018(1)	2019
	(in EUR millions)

Marketplace revenue(2)	18.8	46.2	78.5
Commissions	10.8	14.4	25.0
Fulfillment	6.3	15.0	26.9
Marketing and advertising	1.7	2.3	6.1
Value-added services	—	14.6	20.5
First-party revenue(3)	68.0	81.3	81.2
Platform revenue(4)	86.8	127.5	159.6
Non-platform revenue(5)	6.3	1.5	0.8
Total revenue	93.1	129.1	160.4
Cost of revenue	(65.8)	(84.8)	(84.5)
Gross profit	27.2	44.2	75.9
(1)	Restated for 2017 and 2018 to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.

(2)	Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(3)	First-party revenue corresponds to sales of goods shown in Note 21 to our audited consolidated financial statements.
(4)	Platform revenue is the sum of marketplace revenue and first-party revenue.
(5)	Non-platform revenue corresponds to other revenue shown in Note 21 to our audited consolidated financial statements.

Our primary sources of revenue are commissions from third-party sales and first-party revenue from sales of goods. From time to time, based on business priorities, we may decide to vary the share of first-party sales. Over time, it is our goal to reduce the proportion of first-party sales in favor of third-party sales, with the strategy potentially varying from country to country.

Shifts in the relative proportion of third-party and first-party sales do not have an impact on GMV, orders or Annual Active Consumers. However, these shifts trigger substantial variations in our revenue, as we record the full sales price net of returns and VAT as revenue for first-party sales and only a percentage of the sales price (commission) net of returns and VAT as revenue for third-party sales. For first-party sales, we incur cost of revenue, primarily related to the purchase price of the goods sold. For third-party sales, we do not incur comparable cost of revenue as the purchase price of the goods sold is borne by the third-party seller. Accordingly, we steer our operations not on the basis of revenue, but rather on the basis of our gross profit, which corresponds to revenue less cost of revenue, as changes between third-party and first-party sales are largely eliminated on the gross profit level.

Key Performance Indicators

The following table sets forth our key performance indicators for the years ended December 31, 2017, 2018 and 2019.

	For the year ended December 31,
	2017		2018	2019
	(in millions)
Annual Active Consumers		2.7	4.0	6.1
Orders		n/a	14.4	26.5
GMV		€507.1	€828.2	€1,097.6
TPV	€	n/a	€54.8	€124.3
JumiaPay Transactions		n/a	2.0	7.6
Adjusted EBITDA(1)		€(126.8)	€(150.2)	€(182.7)

(1)See Item 3. “Key Information—A. Selected Consolidated Financial and Operating Data—Selected Other Data” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

GMV (Gross Merchandise Value) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

TPV (Total Payment Volume) corresponds to the total value of orders for products and services processed using JumiaPay including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace processed using JumiaPay, irrespective of cancellations or returns for the relevant period.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and share-based payment expense. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA, a non-IFRS measure, may not be comparable to other similarly titled measures of other companies.

Factors Affecting our Financial Condition and Results of Operation

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Number of sellers and goods and services offered by those sellers

The success of our marketplace, which is central to our business model, is driven by the breadth and quality of the goods and services offered, which depends largely on the number of sellers on our marketplace and their ability to increase the range of goods and services they offer to our consumers. The number of unique sellers who received an order on our marketplace within the 12-month period preceding the relevant date, irrespective of cancellations or returns, increased from 53 thousand as of December 31, 2017 to 81 thousand as of December 31, 2018 and further to 119 thousand as of December 31, 2019. The number of sellers offering similar goods on our marketplace is a key driver of price attractiveness and quality of service, as they compete for market share on our marketplace. Competition between sellers is also essential to our monetization, as it increases the appetite for sellers to use our services that are geared toward enhancing the sellers’ visibility or their quality of service.

We are actively focusing on increasing the number of sellers on our marketplace, the range of goods and services they list on our marketplace and their overall level of engagement with us. In order to achieve those objectives, we have developed a number of initiatives, including our ability to allow international sellers from selected non-African countries access to our marketplace, which has helped to accelerate the number of goods available on our marketplace, as such sellers tend to carry a large assortment of goods. Another ongoing initiative is our seller financing service, which provides sellers in a number of our markets with access to financing options offered by third-party financial institutions, positioning them to grow their businesses. We have observed that our local sellers tend to have difficulty accessing attractive financing options, and if we help them to do so, they are often able to access capital on more attractive terms, driving higher engagement with us. We intend to expand the geographic reach of this service and increase its adoption and usage among our sellers.

Growth and engagement of our Annual Active Consumers

Our GMV is a function of the number of Annual Active Consumers on our platform, the number of orders they place on our platform and the value of such orders. As of December 31, 2019, we had 6.1 million Annual Active Consumers, up from 4.0 million Annual Active Consumers as of December 31, 2018 and 2.7 million Annual Active Consumers as of December 31, 2017. GMV increased from €0.5 billion in 2017 to €0.8 billion in 2018 and further to €1.1 billion in 2019.

As our marketplace gains momentum, we have observed a trend towards higher order frequency when comparing repeat consumers across cohorts. For example, repeat consumers in our 2017 cohort placed on average 4.3 orders in 2017, compared to an average of 4.8 orders in 2018 for repeat consumers in our 2018 cohort and 5.1 orders in 2019 for repeat consumers in our 2019 cohort.

We have also experienced a decrease in the rate of cancellations, failed deliveries and returns as a percentage of our GMV from approximately 35% in 2018 to 32% in 2019.

We see an opportunity to continue improving usage and repeat purchase dynamics on our platform by driving the growth of every day product categories including digital services, fast-moving consumer goods, fashion and beauty which are affordable entry points into the ecosystem and drive higher consumer lifetime value.

We engage in sales and advertising activities in order to attract additional consumers and engage with existing consumers. We monitor the effectiveness of our sales and advertising activities by using a number of measures, which include the following:

	As of December 31,
	2017(1)	2018(1)	2019
	(unaudited, in EUR)
Sales and advertising expense per Annual Active Consumer	13.7	11.6	9.2
(1)	Sales and advertising expense for 2017 and 2018 has been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.

We expect to continue generating sales and advertising expense efficiencies as our marketplace continues to gain relevance and attractiveness for consumers and as consumers become increasing familiar with e-commerce, driving long-term usage of our platform. Potential macroeconomic volatility and an increase in competition may, however, have an offsetting effect. In addition, we have reduced promotional intensity and consumer incentives on lower consumer lifetime value business in late 2019. While most product categories experienced GMV growth in the 20 to 50% range, phones and consumer electronics contracted by approximately 20% on a year-over-year basis. This business mix rebalancing will likely continue to negatively impact GMV development in the first half of 2020. This dynamic may be further exacerbated by the COVID-19 pandemic, which causes challenges for our operations and creates procurement issues for our sellers.

Payment method and return rate

The ability for consumers to pay cash on delivery is an important feature of our platform, in particular for new consumers who are transacting online for the first time. In case of cash on delivery, the consumer needs to be present at the time of the delivery to pay for the order. While we are constantly improving our operations to make delivery schedules more convenient and predictable, some consumers are not present at the time of the delivery attempt, which means that cash on delivery results in a significantly higher portion of returns than other delivery options. These returns are driving higher fulfillment costs, higher costs of operations for our sellers and lower monetization for us as we are not able to collect commissions for such returns. In comparison, orders that are “pre-paid” electronically tend to drive much lower returns than cash on delivery, driving better monetization for us and, ultimately, lower fulfillment costs and less operational complexities.

In order to increase the share of transactions paid online, among other reasons, we have launched our own online payment service, JumiaPay. As of December 31, 2019, JumiaPay was available in six markets: Nigeria, Egypt, Ivory Coast, Ghana, Morocco and Kenya. JumiaPay Transactions and TPV have both increased substantially since its launch. The number of JumiaPay Transactions reached 7.6 million in 2019 compared with 2.0 million in 2018. On-platform penetration of JumiaPay Transactions as a percentage of orders reached 28.7% in 2019 compared to 14.0% in 2018. TPV reached €124.3 million in 2019, up from €54.8 million in 2018. Going forward, we intend to continue to drive the adoption of online payments on our marketplace by educating consumers on the various benefits of using online payment instead of cash on delivery and offering more pre-payment use cases as part of our JumiaPay app.

Efficiency of our fulfillment operations

With Jumia Logistics, we have built an innovative logistics and delivery ecosystem that we believe is the leading e-commerce and express delivery service in Africa. We generate revenue from our fulfillment services mainly through delivery charges charged to our consumers and to our sellers. We incur fulfillment expense mainly for third-party logistics providers and for our network of warehouses, where we provide storage services to our sellers, inbound and outbound logistics services and control and consolidate packages.

Fulfillment expense is influenced by a number of factors including:

●	The origin of the goods: for example the cost of shipping a product from a cross-border seller based overseas is higher than shipping from a local seller;
●	The destination of the package and type of delivery: for example, the cost of delivery to a secondary city or a rural area is higher than the cost of delivery to a main city and the cost of a home delivery is higher than for pick-up station delivery; and
●	The type of goods: for example, the cost of delivery is higher for a large home appliance than a fashion accessory.

Our fulfillment expense consists of expense related to the services of third-party logistics providers, which we refer to as freight and shipping, and expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping.

Freight and shipping is essentially a function of the number of packages handled and delivered by our third-party logistics providers. We have been able to generate certain economies of scale, as third-party logistics providers are typically prepared to offer us more advantageous conditions as our business volume with them increases. Increasing cross-border sales, for which we incur significant freight and shipping expense as well as an increased proportion of deliveries outside primary cities, may have an offsetting effect. Fulfillment expense other than freight and shipping is by its nature less variable.

On a consolidated basis, gross profit less fulfillment expense improved from a loss of €6.3 million in 2018 to a loss of €1.5 million in 2019. While quarterly variations may occur, as we grow, we expect this trend to continue, allowing us to cover our total fulfillment expense.

Technology and data

We continuously invest in our technology, data collection and analytics capabilities. We operate our technology center in Porto, Portugal, which provides the centralized and harmonized technology backbone for our operations across our three regions. Our research and development activities focus on the production, maintenance and operation of new and existing goods and services. We see our technology and content expense as an investment in future growth and improved experience and satisfaction for our ecosystem participants. Going forward, we intend to maintain or increase our investments into our technology and data capabilities.

Ability to scale our business with our current structure

We closely monitor the development of the absolute amount of each component of our general and administrative expense excluding share-based payment expense. We intend to continue scaling our business in a cost-effective manner while identifying opportunities for efficiencies in our base of general and administrative costs.

Seasonality

Our business is seasonal and, consequently, our results tend to fluctuate from quarter to quarter. For example, we consider the fourth quarter as especially important for generating revenue. In addition, certain special events, in particular Black Friday, Ramadan, elections or Jumia Anniversary, can result in peak or low demand for our products. For example, increased inventory in preparation for special events such as Black Friday has had significant impacts on working capital, cash flow, stock losses and write-downs.

The following tables show the development of our quarterly GMV, revenue and gross profit for each quarter in 2017, 2018 and 2019:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in EUR millions)
2017(1)
GMV	88.6	101.8	118.9	197.9
GMV adjusted for perimeter effects and improper sales practices(2)	n/a	n/a	n/a	n/a
Revenue(3)	19.2	18.1	19.5	36.3
Gross profit(3)	5.5	5.9	7.8	8.0
2018(1)
GMV	152.4	166.3	198.4	311.0
GMV adjusted for perimeter effects and improper sales practices(2)	141.8	151.9	180.6	275.2
Revenue(3)	28.0	24.4	33.4	43.3
Gross profit(3)	8.2	8.6	12.3	15.2
2019(1)
GMV	240.2	280.9	275.3	301.2
GMV adjusted for perimeter effects and improper sales practices(2)	213.9	263.1	261.1	292.9
Revenue	31.8	39.2	40.1	49.3
Gross profit	15.7	17.3	18.1	24.8
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)	Adjustments relate to perimeter changes as a result of the portfolio optimization undertaken during the fourth quarter of 2019 as further described under Item 4. “Information on the Company—A. History and Development of the Company—Corporate History and Recent Transactions” as well as improper sales practices as further described under Item 4. “Information on the Company—A. History and Development of the Company—Sales Practices Review.
(3)	Revenue and gross profit restated for 2017 and 2018 to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.

We believe that our business will continue to show seasonal patterns in the future. For further information on our quarterly performance, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Comparison of Fiscal Years Ended December 31, 2018 and December 31, 2019—Consolidated Statement of Operations—Quarterly Data.”

Macroeconomic condition and political environment

Our consumers are primarily located in three African regions comprising 11 countries. Our results of operations and financial condition are significantly influenced by political and economic developments in these countries and the effect that these factors may have on demand for goods and services. The recent COVID-19 outbreak and the decline in oil prices may in the short to medium term pose significant macroeconomic challenges. We look at the macroeconomic environment based on a number of factors, which include consumer confidence index, business confidence index, GDP growth, currency exchange rates, inflation rates, access to capital and foreign exchange. Our results are positively affected when such factors are developing positively, and negatively affected when such factors are developing negatively.

Components of our Results of Operations

Revenue

We generate revenue primarily from commissions, sale of goods, fulfillment, marketing and advertising, and provision of other services:

Commissions: Revenue from commissions relates to the online selling platform, which provides sellers the ability to sell goods directly to consumers. We generate a commission fee (normally a percentage of the selling price) which is based on agreements with our sellers. Our performance obligation with respect to these transactions is to arrange the transaction through our platform. We do not have any discretion in setting the price of the goods to be sold, nor do we bear any inventory risk for the goods to be shipped to the consumer. As such, we are considered to be an agent in these transactions and recognize revenue on a net basis for the agreed upon commission at the point in time when the goods or services are delivered to the end consumer.

Sales of goods: Revenue from sales of goods relates to transactions where we act directly as the seller, i.e., where we enter into an agreement with a consumer to sell goods. These goods are sold for a fixed price, as determined by us, and we bear the obligation to deliver those goods to the consumer. As such, we are considered to be the principal in these transactions and recognize sales on a gross basis for the selling price at the point in time when the goods are delivered to the consumer. The delivery of the goods is not a separate performance obligation, as the consumer cannot benefit from the goods without the delivery, which must be performed by us. Therefore, revenue for goods and delivery are recognized at a point in time.

Fulfillment: We provide certain fulfillment services to our sellers and generally charge a “delivery fee” to consumers. Fulfillment services provided to sellers are agreed contractually with each seller and recognized according to the actual consumption of such services. The price for such fulfillment services is defined at the time of purchase through our platform, and we have unilateral power in establishing these fulfillment services. We are therefore the principal in these transactions and fulfillment fees are recognized on a gross basis in revenue. The revenue from fulfillment services is recognized at a point in time.

Marketing: We provide advertising services to non-vendors, such as performance marketing campaigns, placing banners on our platform or sending newsletters. The advertising services are contractually agreed with the advertisers. As we establish pricing and are primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. The campaigns and banners may run for a short period of time only or be spread over a year. Accordingly, the revenue is recognized at a point in time or over a period.

Other services: We provide other services to our sellers for which we charge fees such as logistics services, marketing services for marketplace sellers and packaging of products ahead of shipment. As we establish pricing, revenue is recognized on a gross basis. Revenue for logistics is recognized over time as the performance obligation is being performed, while revenue for marketing services and packaging of products is recognized when the respective service is completed.

If the consideration in a revenue contract includes a variable amount, which includes for example purchase price refunds for returned goods, we estimate the amount of consideration to which we will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and will not be changed until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

We use the expected value method to estimate the variable consideration given the large number of contracts that have similar characteristics. We then apply the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. A refund liability is recognized for the goods that are expected to be returned (i.e., the amount not included in the transaction price).

We pay sales commission or fees to parties for each contract that they obtain. We immediately expense costs to obtain a contract if the amortization period of the asset that would have been recognized is one year or less. As such, sales commissions and fees are immediately recognized as an expense and included as part of marketing costs.

Cost of revenue. Our cost of revenue consists primarily of the purchase price of consumer products where we act directly as the seller.

Fulfillment. Fulfillment expense consists of expense related to services of third-party logistics providers, which we refer to as freight and shipping, and expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping. Fulfillment expense other than freight and shipping represents those expenses incurred in operating and staffing our fulfillment and consumer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing consumer orders for shipment, including packaging materials. Fulfillment expense also includes expense relating to consumer service operations.

Sales and advertising expense. Sales and advertising expense represents expense associated with the promotion of our marketplace and include online and offline marketing expense, promotion of our brand through traditional media outlets, certain expense related to our consumer acquisition and engagement activities and other expense associated with our market presence.

Technology and content expense. Technology and content expense consists principally of research and development activities, including wages and benefits, for employees involved in application, production, maintenance, operation for new and existing goods and services, as well as other technology infrastructure expense.

General and administrative expense. General and administrative expense contains wages and benefits, including share-based payment expense, of management as well as seller management, commercial development, accounting and legal staff, consulting expense, audit expense, lease expense, office related utilities, insurance, tax expense and other overhead expense.

A. Operating Results

Comparison of Fiscal Years Ended December 31, 2018 and December 31, 2019

Consolidated Statement of Operations

	For the year ended December 31,
	2018(1)	2019
	(in EUR millions)

Revenue	129.1	160.4
Cost of revenue	(84.8)	(84.5)
Gross profit	44.2	75.9
Fulfillment expense	(50.5)	(77.4)
Sales and advertising expense	(46.0)	(56.0)
Technology and content expense	(22.4)	(27.3)
General and administrative expense(2)	(94.9)	(144.5)
Other operating income	0.2	1.9
Other operating expense	(0.3)	(0.5)
Operating loss	(169.7)	(227.9)
Finance income	1.6	4.0
Finance costs	(1.3)	(2.6)
Loss before income tax	(169.5)	(226.5)
Income tax expense	(0.9)	(0.6)
Loss for the year	(170.4)	(227.1)
(1)	Revenue and sales and advertising expense for 2018 have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.
(2)	Includes share-based payment expense of €17.4 million in 2018 and €37.3 million in 2019.

Revenue

The following table shows a breakdown of our revenue in 2018 and 2019 by source:

	For the year ended December 31,
	2018(1)	2019
	(in EUR millions)

Marketplace revenue(2)	46.2	78.5
Commissions	14.4	25.0
Fulfillment	15.0	26.9
Marketing and advertising	2.3	6.1
Value-added services	14.6	20.5
First-party revenue(3)	81.3	81.2
Platform revenue(4)	127.5	159.6
Non-platform revenue(5)	1.5	0.8
Total revenue	129.1	160.4
(1)	Restated for 2018 to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.
(2)	Unaudited; marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(3)	First-party revenue corresponds to sales of goods shown in Note 21 to our audited consolidated financial statements.
(4)	Unaudited; platform revenue is the sum of marketplace revenue and first-party revenue.
(5)	Unaudited; non-platform revenue, corresponds to other revenue shown in Note 21 to our audited consolidated financial statements.

Marketplace revenue increased by 69.9% from €46.2 million in 2018 to €78.5 million in 2019 driven by strong increases in commissions and fulfillment revenue. Growing usage and volumes on our platform allowed us to drive increasing monetization from diversified revenue streams. In 2019, we placed particular emphasis on building out and growing our marketing and advertising revenue, which increased by 169.2% from €2.3 million in 2018 to €6.1 million in 2019.

Contributions from sales of goods, i.e., revenue from first-party sales, remained nearly unchanged at €81.2 million in 2019 compared to €81.3 million in 2018.

Cost of Revenue

Cost of revenue developed in line with revenue from first-party sales and remained nearly unchanged at €84.5 million in 2019 compared to €84.8 million in 2018. Cost of revenue primarily includes the purchase price of consumer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items are also included in cost of revenue.

Gross Profit

Gross profit increased by 71.7% from €44.2 million in 2018 to €75.9 million in 2019, primarily due to increased platform monetization with respect to marketplace revenue as well as enhanced promotional discipline and reduced emphasis on consumer incentives which supported margins.

Fulfillment Expense

Fulfillment expense increased by 53.4% from €50.5 million in 2018 to €77.4 million in 2019, primarily due to an increase in freight and shipping expense resulting from an increase in volumes and an increase in cross-border sales. Volume increases contribute to fulfillment cost efficiencies as they allow us to achieve lower shipping costs per package on a given route.

Sales and Advertising Expense

Sales and advertising expense increased by 21.7% from €46.0 million in 2018 to €56.0 million in 2019, primarily due to an increase in marketing activity. Sales and advertising expense per Annual Active Consumer decreased by 21.1% from €11.6 in 2018 to €9.2 in 2019, reflecting continued marketing efficiencies, increased share of traffic on our app which helps reduce re-engagement costs, and more effective search marketing investments.

Technology and Content Expense

Technology and content expense increased by 21.6% from €22.4 million in 2018 to €27.3 million in 2019, primarily due to technology infrastructure costs and technology license and maintenance fees. This development was mainly driven by an increase in hosting and server costs due to higher traffic on our platform.

General and Administrative Expense

General and administrative expense increased by 52.3% from €94.9 million in 2018 to €144.5 million in 2019, primarily due to an increase in staff costs as we enhanced our organizational set-up to operate as a listed company share-based compensation expense from €17.4 million in 2018 to €37.3 million in 2019 as well as an increase in audit, legal and other advisory fees, which was in part related to preparations for our initial public offering. Higher rental expenses and office costs also contributed to the increase in general and administrative expense. We incurred restructuring related general and administrative expense of €2.2 million in the fourth quarter of 2019 as part of our portfolio optimization and headcount rationalization initiatives, including redundancy benefits, provisions and other business termination costs.

Operating Loss

Operating loss increased by 34.3% from €169.7 million in 2018 to €227.9 million in 2019.

Adjusting our operating loss for depreciation and amortization and share-based payment expense, our Adjusted EBITDA loss increased by 21.7% from €150.2 million in 2018 to €182.7 million in 2019, as an increase in gross profit was more than offset by higher general and administrative expense as well as higher fulfillment expense.

Finance Income

Finance income increased significantly from €1.6 million in 2018 to €4.0 million in 2019, primarily due to an increase in interest income on bank deposits resulting from proceeds from our initial public offering.

Finance Costs

Finance costs doubled from €1.3 million in 2018 to €2.6 million in 2019, primarily due to the recognition of lease interest expenses related with the adoption of IFRS 16 Leases.

Loss before Income Tax

Loss before income tax increased by 33.6% from €169.5 million in 2018 to €226.5 million in 2019, primarily due to an increase in operating loss as described above.

Income Tax Expense

Income tax expense decreased from €0.9 million in 2018 to €0.6 million in 2019. Income tax expense in 2018 included charges for provisions related to uncertain tax position regarding corporate income tax, which did not recur in 2019.

Loss for the Year

Loss for the year increased by 33.3% from €170.4 million in 2018 to €227.1 million in 2019, primarily due to an increase in operating loss as described above.

Quarterly Data

The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto appearing elsewhere in this Annual Report. Our quarterly results are not necessarily indicative of future operating results.

	2018(1)(2)				2019(1)
	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(unaudited, in EUR millions)
Revenue	28.0	24.4	33.4	43.3	31.8	39.2	40.1	49.3
Cost of revenue	(19.8)	(15.9)	(21.1)	(28.1)	(16.2)	(22.0)	(21.9)	(24.4)
Gross profit	8.2	8.6	12.3	15.2	15.7	17.3	18.1	24.8
Fulfillment expense	(9.6)	(10.3)	(13.3)	(17.2)	(15.2)	(17.6)	(20.7)	(23.9)
Sales and advertising expense(2)	(10.5)	(10.0)	(11.9)	(13.6)	(12.3)	(15.3)	(12.9)	(15.5)
Technology and content expense	(5.1)	(5.4)	(5.3)	(6.6)	(5.9)	(6.7)	(7.0)	(7.7)
General and administrative expense(3)	(17.4)	(24.5)	(22.5)	(30.6)	(27.8)	(44.9)	(32.7)	(39.2)
Other operating income	0.1	—	0.3	(0.3)	0.1	0.6	0.7	0.5
Other operating expense	(0.0)	(0.3)	(0.2)	0.2	(0.0)	(0.1)	(0.2)	(0.2)
Operating loss	(34.3)	(41.9)	(40.6)	(52.9)	(45.5)	(66.7)	(54.6)	(61.1)
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)	Revenue and sales and advertising expense for 2018 have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.
(3)

Includes share-based payment expense of €3.6 million in the first quarter of 2018, €5.8 million in the second quarter of 2018, €4.3 million in the third quarter of 2018 and €3.7 million in the fourth quarter of 2018. Includes share-based payment expense of €4.3 million in the first quarter of 2019, €20.5 million in the second quarter of 2019, €7.1 million in the third quarter of 2019 and €5.3 million in the fourth quarter of 2019. The fourth quarter of 2019 also included restructuring expenses of €2.2 million incurred as part of our portfolio optimization and headcount rationalization initiatives.

The following tables set forth certain key performance indicators, for each fiscal quarter for the periods indicated.

	2018				2019
	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(unaudited, in millions)
Annual Active Consumers(1)	3.0	3.2	3.5	4.0	4.3	4.8	5.5	6.1
Orders	2.5	2.7	3.6	5.5	5.0	6.2	7.0	8.3
GMV(2)	€152.4	€166.3	€198.4	€311.0	€240.2	€280.9	€275.3	€301.2
GMV adjusted for perimeter effects and improper sales practices	€141.8	€151.9	€180.6	€275.2	€213.9	€263.1	261.1	292.9
Adjusted EBITDA(3)	€(30.2)	€(35.6)	€(35.8)	€(48.6)	€(39.5)	€(44.4)	€(45.4)	€(53.4)
(1)	Adjustments relate to perimeter changes as a result of the portfolio optimization undertaken during the fourth quarter of 2019 as further described under Item 4. “Information on the Company—A. History and Development of the Company—Corporate History and Recent Transactions” as well as improper sales practices as further described under Item 4. “Information on the Company—A. History and Development of the Company—Sales Practices Review”.
(2)	Please see Item 3. “Key Information—A. Selected Consolidated Financial and Operating Data—Selected Other Data” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and why we consider Adjusted EBITDA useful.

Comparison of Fiscal Years Ended December 31, 2017 and December 31, 2018

Consolidated Statement of Operations

	For the year ended December 31,
	2017(1)	2018(1)
	(in EUR millions)
Revenue	93.0	129.1
Cost of revenue	(65.8)	(84.8)
Gross profit	27.2	44.2
Fulfillment expense	(34.4)	(50.5)
Sales and advertising expense	(36.9)	(46.0)
Technology and content expense	(20.6)	(22.4)
General and administrative expense(2)	(89.1)	(94.9)
Other operating income	1.3	0.2
Other operating expense	(2.2)	(0.3)
Operating loss	(154.7)	(169.7)
Finance income	2.3	1.6
Finance costs	(1.5)	(1.3)
Loss before income tax	(153.9)	(169.5)
Income tax expense	(11.5)	(0.9)
Loss for the year	(165.4)	(170.4)
(1)	Revenue and sales and advertising expense for 2017 and 2018 have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.
(2)	Includes share-based payment expense of €26.3 million in 2017 and €17.4 million in 2018.

Revenue

The following table shows a breakdown of our revenue in 2017 and 2018 by source:

	For the year ended December 31,
	2017(1)	2018(1)
	(in EUR millions)

Marketplace revenue(2)	18.8	46.2
Commissions	10.8	14.4
Fulfillment	6.3	15.0
Marketing and advertising	1.7	2.3
Value-added services	—	14.6
First-party revenue(3)	68.0	81.3
Platform revenue(4)	86.8	127.5
Non-platform revenue(5)	6.3	1.5
Total revenue	93.1	129.1
(1)	Restated for 2017 and 2018 to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.
(2)	Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(3)	First-party revenue corresponds to sales of goods shown in Note 21 to our audited consolidated financial statements.
(4)	Platform revenue is the sum of marketplace revenue and first-party revenue.
(5)	Non-platform revenue corresponds to other revenue shown in Note 21 to our audited consolidated financial statements.

Platform revenue increased by 47.1% from €86.7 million in 2017 to €127.5 million in 2018, due to increasing contributions related to both third-party and first-party sales. Commissions from third-party sales together with revenue from fulfillment, marketing and advertising and value-added services contributed €18.8 million to revenue in 2017 and €46.2 million in 2018, corresponding to an increase of 145.7%. This strong increase reflected both an increase in third-party sale orders and the impact of initiatives to increase the monetization of value-added services. Contributions from sales of goods, i.e., revenue from first-party sales, increased from €68.0 million in 2017 to €81.3 million in 2018.

Cost of Revenue

Cost of revenue increased by 28.9% from €65.8 million in 2017 to €84.8 million in 2018. Cost of revenue primarily includes the purchase price of consumer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items are also included in cost of revenue. Cost of revenue increased largely in line with the increase in first-party and third-party sales.

Gross Profit

Gross profit increased by 62.5% from €27.2 million in 2017 to €44.2 million in 2018, primarily due to initiatives to increase the monetization of value-added services, which led to an increase in gross profit from third-party sales.

Fulfillment Expense

Fulfillment expense increased by 46.8% from €34.4 million in 2017 to €50.5 million in 2018, primarily due to an increase in freight and shipping from €15.1 million in 2017 to €29.9 million in 2018, resulting from an increase in the number of orders sold and an increase in cross-border sales. Higher delivery success rates driven by an increase in the adoption of JumiaPay contributed to efficiency improvements. Fulfillment expense other than freight and shipping increased from €19.3 million in 2017 to €20.5 million in 2018, demonstrating our ability to scale our operations using our existing logistics infrastructure. In addition, we benefited from data and technology driven improvements in our fulfillment operations.

Sales and Advertising Expense

Sales and advertising expense increased by 24.7% from €36.9 million in 2017 to €46.0 million in 2018, primarily due to an increase in marketing activity and an increase in the fees and commissions to sales consultants, i.e., commissions paid to JForce consultants.

Technology and Content Expense

Technology and content expense increased by 8.7% from €20.6 million in 2017 to €22.4 million in 2018, primarily due to technology infrastructure costs and technology license and maintenance fees. This development was mainly driven by an increase in hosting and server costs due to higher traffic on our platform.

General and Administrative Expense

General and administrative expense increased by 6.5% from €89.1 million in 2017 to €94.9 million in 2018, primarily due to an increase in audit, legal and other advisory fees, which was in part related to preparations for our initial public offering. Higher rental expenses and office costs also contributed to the increase in general and administrative expense, which were partially offset by a decrease in share-based payment expense from €26.3 million in 2017 to €17.4 million in 2018.

Other Operating Income and Expense

Other operating income decreased by 84.6% from €1.3 million in 2017 to €0.2 million in 2018, and other operating expense decreased by 86.4% from €2.2 million in 2017 to €0.3 million in 2018.

Operating Loss

Operating loss increased by 9.7% from €154.7 million in 2017 to €169.7 million in 2018. Adjusting our operating loss for depreciation and amortization and share-based payment expense, our Adjusted EBITDA loss increased by 18.4% from €126.8 million in 2017 to €150.1 million in 2018, as an increase in gross profit was more than offset by higher fulfillment expense and adjusted general and administrative expense.

Finance Income

Finance income decreased by 30.4% from €2.3 million in 2017 to €1.6 million in 2018, primarily due to a decrease of foreign exchange gains.

Finance Costs

Finance costs decreased by 13.3% from €1.5 million in 2017 to €1.3 million in 2018, primarily due to a decrease in foreign exchange losses. This decrease was, however, partially offset by an increase in interest charges on loans.

Loss before Income Tax

Loss before income tax increased by 10.1% from €153.9 million in 2017 to €169.5 million in 2018, primarily due to an increase in operating loss as described above.

Income Tax Expense

Income tax expense decreased by 92.2% from €11.5 million in 2017 to €0.9 million in 2018, primarily due to our provision in 2017 related to uncertain tax position regarding corporate income tax.

Loss for the Year

Loss for the year increased by 3.0% from €165.4 million in 2017 to €170.4 million in 2018, primarily due to an increase in operating loss as described above.

B. Liquidity and Capital Resources

As of December 31, 2019, we had €232.4 million of liquid means on our balance sheet, including cash and cash equivalents of €170.0 million and term deposits of €62.4 million. Most of our liquid means can be freely transferred, for a small fraction of our liquid means we may need authorization or permits for a cross-border transfer.

Since our inception, we have financed our operations primarily through equity issuances. We received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard and the issuance of shares to existing shareholders to protect them from dilution. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. Our capital expenditures consist primarily of computer equipment, office equipment and lease-hold improvements. We believe, based on our current operating plan, that our existing cash and cash equivalents and cash flows from operating activities will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, general corporate needs and business expansion for at least the next twelve months. Although we believe that we have sufficient cash and cash equivalents to cover our working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources.

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2017	2018	2019
	(in EUR millions)

Net cash flows used in operating activities	(117.0)	(139.0)	(182.6)
Net cash flows used in investing activities	(2.6)	(3.6)	(67.7)
Net cash flows from financing activities	121.6	213.2	316.8
Net increase in cash and cash equivalents	2.0	70.6	66.5
Cash and cash equivalents at the beginning of the year	29.8	29.7	100.6
Cash and cash equivalents at the end of the year	29.7	100.6	170.0

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities increased by 31.3% from a cash outflow of €139.0 million in 2018 to a cash outflow of €182.6 million in 2019, primarily driven by an increase in our loss before income tax adjusted for non-cash items. An increase in working capital due to an increase in accounts receivables and a decrease in accounts payables accounted for a net cash outflow of €12.4 million in 2019 compared to a net cash inflow of €1.8 million in 2018.

Net cash flows used in operating activities increased by 18.8% from a cash outflow of €117.0 million in 2017 to a cash outflow of €139.0 million in 2018, primarily driven by an increase in our loss before income tax adjusted for non-cash items and finance income/costs. A reduction in working capital, primarily related to improved accounts receivables and inventory management, led to net cash inflows of €3.1 million in 2018 compared to net cash outflows of €1.3 million in 2017, which partially offset the increase in our cash effective loss.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities increased significantly from a cash outflow of €3.6 million in 2018 to a cash outflow of €67.7 million in 2019 due to cash outflows related to the placement of term deposits of €62.7 million in 2019.

Net cash flows used in investing activities increased by 38.5% from a cash outflow of €2.6 million in 2017 to a cash outflow of €3.6 million in 2018. In 2019 the €62.7 million was placed on term deposit, resulting in a cash out flow. The remaining outflow is attributed primarily to the purchase of property, plant and equipment. In 2018, these cash outflows were primarily driven by outflows related to the purchase of property, plant and equipment.

Net Cash Flows from Financing Activities

Net cash flows from financing activities increased by 48.6% from a cash inflow of €213.2 million in 2018 to a cash inflow of €316.8 million in 2019. In 2018, cash inflows primarily related to proceeds in the amount of €216 million based on existing capital commitments called from our shareholders. In 2019, cash inflows primarily related to proceeds from the April 2019 initial public offering and a concurrent private placement with Mastercard.

Net cash flows from financing activities increased by 75.3% from a cash inflow of €121.6 million in 2017 to a cash inflow of €213.2 million in 2018. In 2017, net cash flows from financing activities primarily included cash inflows of €120.0 million from capital contributions from existing shareholders.

C. Research and Development, Patents and Licenses, Etc.

We continuously invest in our technology and data collection and analytics capabilities. We operate our technology center in Porto, Portugal, which provides the centralized and harmonized technology backbone for our operations across our three regions. Our research and development activities focus on the production, maintenance and operation of new and existing goods and services. We see our technology and content expense as an investment in future growth and seller and consumer experience and satisfaction. Going forward, we intend to maintain or increase our investments into our technology and data capabilities.

D. Trend Information

See Item 4. “Information on the Company—B. Business Overview."

E. Off-Balance Sheet Arrangements

We have agreed to indemnify the members of the management board against income tax liabilities they may incur with respect to income received from us, including from share-based payment instruments granted by us in excess of a total tax liability of 25% of the relevant income in countries where they are not tax resident up to a total amount of €40 million. For more information, see Item 6. “Directors, Senior Management and Employees—B. Compensation—Compensation of the Members of our Management Board and Senior Management.”

F. Contractual Obligations

We have entered into commercial leases of warehouses, office premises and transportation. The net present value of the future payments under leases amounts to €9.2 million. As of December 31, 2019, we have also committed to future minimum lease payments under short term operating leases that amount to €0.2 million.

The table below summarizes our contractual obligations as of December 31, 2019:

	Payment due by period
		Less than 1	1‑5	More than 5
	Total	year	years	years
	(in EUR millions)
Lease liability future payments	9.2	3.1	5.4	0.7

Changes in Accounting Policies and Disclosures

Amendments to Standards that Became Effective as of January 1, 2019

We discuss recently adopted and issued accounting standards in Note 4, “New accounting pronouncements—New standards, interpretations and amendments adopted by the Group” of the notes to our audited consolidated financial statements included elsewhere in this Annual Report.

Standards Issued But Not Yet Effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are outlined below. We intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Critical Accounting Estimates and Judgments

The preparation of our consolidated financial statements requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expense, assets and liabilities, and the accompanying disclosures, including disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. For more information on our critical accounting estimates and judgments, see Note 3 to our audited consolidated financial statements included elsewhere in this Annual Report.

Judgments

In the process of applying our accounting policies, our management has made the following judgments. These judgments have the most significant effect on the amounts recognized in the consolidated financial statements:

Consolidation of Entities:

In course of our operations, we use services from entities in which we do not hold the majority of voting rights. These entities are either:

●	operating services companies for providing payroll and support services;
●	operating e-commerce services in countries where a local partner is required to hold majority of the voting rights; or
●	owned by group executives acting as de-facto agent for us.

As of December 31, 2019 and 2018, we have determined that we control these entities as we have power over the investees, rights to variable returns and the ability to use our power over the investee to affect the amount of these returns.

Revenue from Contracts with Consumers

We apply the following judgments that significantly affect the determination of the amount and timing of revenue from contracts with consumers:

Principal versus Agent Considerations

We enter into contracts where we act as a seller, determine the price of goods and bear the obligation to deliver those goods to the consumer. We have determined that, under these contracts, we control the goods before they are transferred to consumers. Thus, we are a principal in these contracts. Additionally, in cases where we enter into transaction wherein we provide fulfillment and marketing services, we are obliged to deliver the services and have discretion to set the price for such services. Thus, we are also considered a principal in such transactions.

In cases where we enter into a contract to provide vendors with access to our selling platform so that they can sell goods directly to consumers, we have no discretion to set the price of such goods and no inventory risk with respect to such goods. Thus, we are considered an agent in such transactions.

Estimates and Assumptions

Uncertain Tax Positions

The application of tax rules to complex transactions is sometimes open to interpretation, both by us and taxation authorities. Those interpretations of tax law that are unclear are generally referred to as uncertain tax positions.

Uncertain tax positions are assessed and reviewed by management at the end of each reporting period. Liabilities are recorded for tax positions that are determined by management as more likely than not to result in additional taxes being levied if the positions were to be challenged by the tax authorities. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. These judgments are based on the interpretation of tax laws that have been enacted or substantively enacted by the end of the reporting period, and any known court or other rulings on such issues. Liabilities for penalties, interest and taxes are recognized based on management’s best estimate of the expenditure required to settle the obligations at the end of the reporting period. Management’s best estimate of the amount to be provided is determined by their judgment and, in some cases, reports from independent experts.

Share-Based Compensation

For grants prior to July 1, 2017, we measure the fair value of its ordinary shares and the equity value of each of our subsidiaries. The fair value of our ordinary shares as of each award grant date was determined using the market approach based on external rounds of financing. We employed the prior sale of company stock method to estimate our aggregate equity value, which considers any prior arm’s length sales of the company’s equity securities. Considerations factored into the analysis include: the type and amount of equity sold, the relationship of the parties involved, risk-free rate, the timing compared to the ordinary shares valuation date and the financial condition and structure of the company at the time of the sale. Throughout 2014, 2015 and 2016, we held a number of financing rounds, which resulted in the issuance of shares. The shares were acquired by existing and new investors, and therefore we considered the pricing a strong indication of fair value. The equity value of each subsidiary was estimated using the income approach, based on expected future cash flows. The future cash flows are discounted using a weighted average cost of capital that takes into consideration the stage of development of the business and the industry and geographies in which we operate.

For grants subsequent to July 1, 2017, but prior to May 10, 2019, we measured the fair value of our ordinary shares and of our call options as follows: the fair value of our ordinary shares was based on the income approach to estimate our equity value. The future cash flows are discounted using a weighted average cost of capital that takes into consideration the stage of development of the business in each of the countries in which we operate.

For grants subsequent to May 10, 2019 (grants after our initial public offering), the fair value of share is derived based on the value per ADS of Jumia Technologies AG traded on the New York Stock Exchange converted into Euro.

For all grants subsequent to July 1, 2017, the fair value of our call options is derived from the fair value of our ordinary shares measured based on the Black-Scholes-Merton formula with the underlying assumptions that:

●	The options can be exercised only on the expiry date
●	There are no taxes or transaction costs and no margin requirements
●	The volatility of the underlying asset is constant and is defined as the standard deviation of the continuously compounded rates of return on the share over a specified period
●	The risk-free interest rate is relatively constant over time

This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. These inputs, and the volatility assumption in particular, are considered to be highly complex and subjective. Because our shares had not been publicly traded before April 12, 2019, we lack sufficient company-specific historical and implied volatility information for our shares. Therefore, we estimate expected share price volatility based on the historical volatility of publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded share price.

Further details can be found in Note 15, “Share-based compensation” to our audited consolidated financial statements included elsewhere in this Annual Report.

We have agreed to indemnify the members of the management board against income tax liabilities they may incur with respect to income received from us, including from share-based payment instruments granted by us in excess of a total tax liability of 25% of the relevant income in countries where they are not tax resident up to a total amount of €40 million. For more information, see Item 6. “Directors, Senior Management and Employees—B. Compensation—Compensation of the Members of our Management Board and Senior Management.”

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see Note 31, “Financial risk management objectives and policies” to our audited consolidated financial statements included elsewhere in this Annual Report.

Item 6. Directors, Senior Management and Employees

A. Directors and Management

Overview

We are a German stock corporation (Aktiengesellschaft or AG) with registered seat in Germany. We are subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz). In accordance with the German Stock Corporation Act, our corporate bodies are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the shareholders’ meeting (Hauptversammlung). Our management and supervisory boards are entirely separate and, as a rule, no individual may simultaneously be a member of both boards.

Our management board is responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) and the management board’s internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties.

The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and removing the members of our management board, representing us in connection with transactions between a current or former member of the management board and us, and granting approvals for certain significant matters.

Our management board and our supervisory board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that, pursuant to applicable law, our articles of association or the internal rules of procedure are the responsibility of the other board. Members of both boards owe a duty of loyalty and care to us. In carrying out their duties, they are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to us.

In carrying out their duties, the members of both boards must take into account a broad range of considerations when making decisions, including our interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated on equal terms. Additionally, the management board is responsible for implementing an internal monitoring system for risk management purposes.

Our supervisory board has comprehensive monitoring responsibilities. To ensure that our supervisory board can carry out these functions properly, our management board must, among other duties, regularly report to our supervisory board regarding our current business operations and future business planning (including financial, investment and personnel planning). In addition, our supervisory board or any of its members is entitled to request special reports from the management board on all matters regarding the Company, our legal and business relations with affiliated companies and any business transactions and matters at such affiliated companies that may have a significant impact on our position at any time.

Under German law, our shareholders have no direct recourse against the members of our management board or the members of our supervisory board in the event that they are believed to have breached their duty of loyalty and care to us. Apart from insolvency or other special circumstances, only we have the right to claim damages against the members of our two boards.

We may waive these claims to damages or settle these claims only if at least three years have passed since a claim associated with any violation of a duty has arisen and only if our shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast; provided that no shareholders who in the aggregate hold one-tenth or more of our share capital oppose the waiver or settlement and have their opposition formally recorded in the meeting’s minutes maintained by a German civil law notary.

Supervisory Board

German law requires that the supervisory board consists of at least three members, whereby the articles of association may stipulate a certain higher number. Our supervisory board currently consists of eight members. German law further requires the number of supervisory board members to be divisible by three if this is necessary for the fulfillment of co-determination requirements. This does not apply to us as we are currently not subject to co-determination. As we grow, this may change and our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz), which applies to companies that have at least 500 employees, and the German Codetermination Act (Mitbestimmungsgesetz), which applies to companies that have at least 2,000 employees. As of January 1, 2016, 30% of the supervisory board members must be women in case the company is a fully co-determined

(voll mitbestimmungspflichtig) company, which requires that the company has at least 2,000 employees. This currently does not apply to us.

The supervisory board has set certain targets for the composition of the supervisory board, including:

●	at least three women serving on our supervisory board by December 31, 2023 and
●	an age limit of seventy years at the time of appointment.

The members of our supervisory board are elected by the shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our supervisory board members to be independent and neither our articles of association nor the rules of procedure for our supervisory board provide otherwise. However, the rules of procedure for our supervisory board provide that the supervisory board shall, taken as a whole, comprise of, in its own estimation, an adequate number of independent members.

Under German law, a member of a supervisory board may be elected for a maximum term of up to approximately five years, depending on the date of the shareholders’ meeting at which such member is elected. Re-election, including repeated re-election, is permissible. The shareholders’ meeting may specify a term of office for individual members or all of the members of our supervisory board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our supervisory board.

The shareholders’ meeting may, at the same time as it elects the members of the supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office. Currently, no substitute members have been elected or have been proposed to be elected.

Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by at least a simple majority of the votes cast. In addition, any member of our supervisory board may resign at any time by giving one month’s written notice of his or her resignation to the chairperson of our supervisory board (in case the chairperson resigns, such notice is to be given to the deputy chairperson) or to the management board. The management board, the chairperson of our supervisory board or in case of a resignation by the chairperson, his/her deputy may agree upon a shorter notice period.

Our supervisory board elects a chairperson and a deputy chairperson from its members. The deputy chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. The members of our supervisory board have elected Jonathan D. Klein as chairperson and John H. Rittenhouse as deputy chairperson, each for the term of their respective membership on our supervisory board.

The supervisory board meets at least twice during the first half and twice during the second half of each calendar year. Our articles of association and the supervisory board’s rules of procedure provide that a quorum of the supervisory board members is present if at least half of its members participate in the vote. Members of our supervisory board are deemed present if they participate via telephone or other electronic means of communication (especially via video conference) or abstain from voting unless the chairman issues an order deviating therefrom. Any absent member may also participate in the voting by submitting his or her written vote through another member.

Resolutions of our supervisory board are passed by the vote of a simple majority of the votes cast unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tie, the chairperson of the supervisory board has the casting vote. Our supervisory board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that certain matters require its prior consent, including:

●	adoption, amendment or rescission of the combined annual business plan for the Company including the related investment, budget and financial planning;

●	individual investments in fixed assets exceeding €5.0 million in the individual case or exceeding the agreed annual investment budget by more than €10.0 million in total;
●	entering into credit or loan agreements or other financing agreements as a borrower in excess of €5.0 million in the individual case as well as changes to our credit line in excess of €5.0 million;
●	granting of loans (i) in excess of €2.0 million in the individual case or €3.5 million in the aggregate per year (excluding loans to wholly owned subsidiaries or loans granted in the ordinary course of business, e.g., to suppliers or landlords) or (ii) to employees in excess of €70,000 in the individual case excluding wage and salary advances;
●	granting the assets of the Company as collateral, pledges or security in the form of security assignments (Sicherungsabtretung), granting or assuming guarantees or similar liabilities or of sureties or personal guarantees, payment guarantees or of any and all obligations similar to personal guarantees (bürgschaftsähnliche Verpflichtungen); issuance of letters of comfort (Patronatserklärungen) as well as issuance of notes payable (Eingehen von Wechselverbindlichkeiten) in excess of €7.0 million or outside the ordinary course of business, provided, however, that statutory and/or contractual securities and/or liabilities of the aforementioned kind (e.g., lessor’s lien, liens in connection with commercial loan insurances, retention of title, custom and tax deposits, etc.) or securities and/or liabilities for the benefit of wholly owned subsidiaries shall always be considered as inside the ordinary course of business;
●	futures transactions concerning currencies, securities and exchange traded goods and rights as well as other transactions with derivative financial instruments in excess of €3.5 million and made outside the ordinary course of business, provided, however, that hedging transactions to limit corresponding risks shall always be in the ordinary course of business;
●	acquisition or disposal of enterprises, including joint ventures, participations in enterprises or independent divisions of a business, other than the acquisition of shelf companies, exceeding an amount of €7.0 million in the individual case or €10.0 million in total on an annual basis;
●	encumbrance of shares, if such shares secure a claim of more than €7.0 million, as well as liquidation of companies;
●	introduction of an employee incentive system involving the granting of shares in the Company or virtual shares, or other share price-related incentives;
●	execution or amendment of agreements with definitively committed payment obligations exceeding €10.0 million;
●	business dealings of the Company or its subsidiaries on the one side and a major shareholder or a party related to such major shareholder on the other side;
●	initiation or termination of court cases or arbitration proceedings involving an amount in controversy greater than €3.5 million in the individual case; and
●	conclusion, amendment or termination of enterprise agreements pursuant to Sections 291 et seqq. of the German Stock Corporation Act (Aktiengesetz).

Our supervisory board may amend this list or designate further types of actions as requiring its approval.

The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term expires	Principal occupation
Gilles Bogaert(1)	50	2023	Chairman & Chief Executive Officer, EMEA and LATAM, Pernod Ricard SA
Andre T. Iguodala	36	2023	Professional Basketball Player, Miami Heat, National Basketball Association
Blaise Judja-Sato	55	2023	Founder, VillageReach; Founder, Resilience Trust
Jonathan D. Klein	59	2023	Co-Founder & Deputy Chairman of the Board, Getty Images
Angela Kaya Mwanza	49	2024	Private Wealth Advisor & Senior Portfolio Manager, UBS Private Wealth Management
Matthew Odgers(1)	44	2023	Executive, Group Business Development, MTN Group
John H. Rittenhouse	63	2023	Chairman & Chief Executive Officer, Cavallino Capital LLC; Chairman & Chief Executive Officer, Vinasset Inc.
(1)	Pursuant to Section 7.2 of our shareholders agreement entered into with our then-existing shareholders on December 18, 2018, we and the shareholders agreed to appoint Gilles Bogaert (“PR Member”) and Matthew Odgers (“MTN Member”) to the supervisory board.

Alioune Ndiaye , who joined our supervisory board in 2019, resigned in February 2020.

The business address of the members of our supervisory board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.

The following is a brief summary of the prior business experience of the members of our supervisory board:

Gilles Bogaert has been a member of our supervisory board since January 2019. Mr. Bogaert is the chief executive officer of EMEA (Europe, Middle East and Asia) and LATAM (Latin America) at Pernod Ricard SA, a role he has held since July 1, 2018. Previously, he served in several other management positions at Pernod Ricard SA over the last two decades, including as the managing director in charge of finance, IT and operations for Pernod Ricard Group from July 2009 to July 2018. He is a graduate of the ESCP Business School.

Andre T. Iguodala has been a member of our supervisory board since January 2019. Mr. Iguodala is an NBA basketball player and recently joined the Miami Heat. He won three NBA Championships as a member of the Golden State Warriors. During the 2017 championship run, he further established his legacy as one of the NBA’s premier players. In 2015, Mr. Iguodala received the NBA Finals Most Valuable Player Award. He was an NBA All-Star in 2012 and has been named to the NBA All-Defensive Team twice. Mr. Iguodala was also a member of the United States national team at the 2010 FIBA World Championship and 2012 Summer Olympics, winning the gold medal both times. Since joining the Warriors in 2013, he has become deeply engaged with the Bay Area media and technology communities and to date has invested in over 40 companies through F9 Strategies, including GOAT, Zoom, Lime, Walker & Co., Thrive Global, AllBirds, Casper, STANCE and Carta. Mr. Iguodala has partnered with Bloomberg on the creation of The Players Technology Summit, which convenes top executives and leaders in the technology, venture capital and sports communities to exchange ideas and share expertise in an educational and empowering forum. He attended the University of Arizona before declaring for the 2004 NBA Draft following his sophomore year.

Blaise Judja-Sato has been a member of our supervisory board since January 2019. He is the founder of VillageReach and the Resilience Trust, which he founded in 2001 and 2015, respectively. He served as executive director at the International Telecommunication Union from 2009 to 2015, founder and president of the Nelson Mandela Foundation USA, which he founded in 2000, co-head of global development initiative at Google from 2006 to 2007, director of international business development at Teledesic from 1997 to 2001, regional managing director at AT&T from 1996 to 1997 and a senior consultant at Accenture from 1988 to 1992. Mr. Judja-Sato earned an MBA from The Wharton School at the University of Pennsylvania. He holds a Master of Science in engineering from Telecom ParisTech and a master’s degree in mathematics from the University of Montpellier.

Jonathan D. Klein has been a member and the chairman of our supervisory board since January 2019. Mr. Klein is a co-founder of Getty Images and served as the chief executive officer of Getty Images for over 20 years, prior to becoming its chairman in 2015 and his current service as its deputy chairman. Mr. Klein currently serves as a member of the board of directors for several other institutions including Squarespace, Etsy, Helix Sleep, Grassroot Soccer and the Committee to Protect Journalists. Mr. Klein also serves as executive-in-residence at General Catalyst Investment. Additionally, Mr. Klein serves as chairman of the board for Friends of the Global Fight Against AIDS, Tuberculosis and Malaria and president of the board of trustees of Groton School. Mr. Klein is also a member of the Council on Foreign Relations. Mr. Klein received his master’s degree in law from the University of Cambridge.

Angela Kaya Mwanza has been a member of our supervisory board since March 2019. Ms. Mwanza is a co-founder of Evergreen Wealth Management at UBS Private Wealth Management. She serves on UBS’ Sustainable Investing Advisory Council and on the boards of One Community, Global Health Alliance, Grassroot Soccer, Beespace, Grace Farms Foundation and the Doris Duke Charitable Foundation. Ms. Mwanza is a leader in the field of private wealth management and was named one of the “46 Leaders in Sustainable Investing (Who are Also Women)” by Forbes in 2018. She holds a Master of Business Administration (MBA) from Cornell University and both a bachelor’s and a master’s degree in linguistics from the University of Konstanz in Germany.

Matthew Odgers has been a member of our supervisory board since January 2019. Mr. Odgers is the head of business development at MTN Group, the largest telecom operator in Africa and the Middle East. Prior to joining MTN in 2015, he held various positions over 14 years as an investment banker at UBS, including as a managing director in EMEA M&A and head of investment banking for MENA (Middle East and Northern Africa) with responsibility for technology, media and telecommunications for UBS Investment Bank in Africa and the Middle East. Mr. Odgers is a qualified chartered accountant and studied economics at Bristol University.

John H. Rittenhouse has been a member of our supervisory board since January 2019. He is also a member of the supervisory board at HelloFresh SE. Mr. Rittenhouse is the founder of Cavallino Capital, LLC and currently serves as its chief executive officer and chairman of the board of directors. Additionally, he is the founder, chief executive officer and chairman of the board of directors of VinAsset, Inc. Prior to his work with Cavallino Capital and VinAsset, Mr. Rittenhouse served as the national practice leader of operations risk management at KPMG LLP and chief logistics and operating officer at Wal-Mart.com USA. Mr. Rittenhouse attended Rollins College where he received a certification for business and operations management, Haslam College of Business where he received an Executive Master of Business Administration certification and St. Patrick’s Seminary & University, an affiliate of the University of San Francisco, where he received a degree in theology.

Management Board and Senior Management

Management Board

Pursuant to our articles of association, our management board consists of one or several members. Our supervisory board determines the exact number of members of our management board. The supervisory board may appoint one or several chairpersons and a deputy chairperson of the management board. At present, our management board consists of two members.

The members of our management board are appointed by our supervisory board for a term of up to five years. They are eligible for reappointment or extension, including repeated re-appointment and extension, in each case again for up to an additional five years. Prior to the expiration of his or her term, a management board member may only be removed from office by our supervisory board for cause. Examples of cause include a serious breach of duty by a member of the management board, the inability of a member of the management board to perform his or her duties or a vote of no confidence by the shareholders in a shareholders’ meeting.

The members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board adopted by our supervisory board. They are generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board is primarily responsible for:

●	the preparation of our annual financial statements;
●	the making of a proposal for the supervisory board’s recommendation to our shareholders’ meeting on how our profits (if any) should be allocated; and
●	regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them, and on future business planning (including strategic, financial, investment and personnel planning).
●	A member of the management board may not deal with or vote on matters relating to proposals, arrangements or contractual agreements between himself or herself and our company and may be liable to us if he or she has a material interest in any contractual agreement between our company and a third party which is not disclosed to and approved by our supervisory board.
●	The rules of procedure for our management board provide that certain matters require a resolution of the entire management board, in addition to transactions for which a resolution adopted by the entire management board is required by law or required by our articles of association. In particular, the entire management board shall decide on, among others:
●	the strategy of the Company, fundamental issues of the business policy and any other matters, especially national or international business relations, which are of special importance and scope for the Company;
●	the annual and multi-year business planning for the Company, and in particular the related investment and financial planning;
●	the preparation of the annual financial statements and the management report, the consolidated financial statements and the group management report, as well as semi-annual and quarterly financial reports, interim announcements and other comparable reports;
●	convening of our shareholders’ meetings and proposed resolutions of the management board to be submitted to the shareholders’ meeting for a resolution;
●	the periodic reporting to the supervisory board;
●	matters which require the approval of our supervisory board pursuant to the rules of procedure of the management board;
●	matters which impact more than one member of the management board’s area of responsibility; and
●	fundamental issues relating to personnel matters.

Members of our Management Board

The following table sets forth the names and functions of the current members of our management board, their ages and their terms:

Name	Age	Term ends	Principal occupation
Jeremy Hodara	38	December 31, 2020	Co-Chief Executive Officer
Sacha Poignonnec	39	December 31, 2020	Co-Chief Executive Officer

The business address of the members of our management board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.

The following is a brief summary of the business experience of the members of our management board:

Jeremy Hodara cofounded our company in 2012, and has been serving as our co-chief executive officer since that time. Together with Sacha Poignonnec, he has built Jumia into a leading e-commerce platform in Africa. Prior to founding Jumia, Mr. Hodara worked as an engagement manager at McKinsey and Company from 2006 to 2012, where he specialized in retail and e-commerce consulting. Mr. Hodara earned a master’s degree in business management from the HEC School of Management in Paris, France.

Sacha Poignonnec cofounded our company in 2012, and has been serving as our co-chief executive officer since that time. Together with Jeremy Hodara, he has built Jumia into a leading e-commerce ecosystem in Africa. Prior to founding Jumia, Mr. Poignonnec worked at McKinsey and Company from 2007 to 2012, first as an associate, then as an engagement manager, and finally as an associate partner. While at McKinsey and Company, Mr. Poignonnec developed expertise in the packaged goods and retail sectors. From 2005 to 2007, Mr. Poignonnec was a manager at Aon Accuracy and from 2002 to 2004 he was an associate at Ernst & Young. Mr. Poignonnec holds a master’s degree in finance from the EDHEC Business School.

Member of our Senior Management

Antoine Maillet-Mezeray, age 50, is our chief financial officer. As such, he serves as a member of our senior management but not as a member of our management board. Mr. Maillet-Mezeray’s business address is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.

Antoine Maillet-Mezeray joined our company in 2016 and has served as our chief financial officer since that time. Mr. Maillet-Mezeray began his career with Mazars, where he worked as an auditor from 1994 to 1997. From 1997 to 2015, Mr. Maillet-Mezeray worked for several technology companies as either the chief executive officer or chief financial officer, in which roles he built and led finance teams with significant operating scale and complexity. Mr. Maillet-Mezeray holds a master’s degree in finance from Neoma Business School in France as well as a master’s degree in philosophy.

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our Supervisory Board members, Management Board members and members of senior management for services in all capacities to us or our subsidiaries for the year ended December 31, 2019, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our Supervisory Board members, Management Board members and members of senior management.

Compensation of Supervisory Board Members

Under mandatory German law, the compensation of the supervisory board of a German stock corporation (Aktiengesellschaft) is determined by the shareholders’ meeting. In a shareholders’ meeting held on February 15, 2019, our shareholders adopted the following compensation system:

●	Ordinary members of the supervisory board receive a fixed compensation in the amount of €75,000 per annum. The chairperson of the supervisory board receives a fixed compensation in the amount of €150,000 per annum.
●	The chairperson of the audit committee receives an additional fixed compensation of €40,000 per annum and any other member of the audit committee an additional fixed compensation in the amount of €20,000 per annum.

●	The chairperson of the compensation committee as well as the chairperson of the corporate governance and nomination committee each receives an additional fixed compensation of €20,000 per annum and any other member of the compensation committee as well as the corporate governance and nomination committee an additional compensation in the amount of €10,000 per annum.
●	The chairperson of the IPO committee receives an additional fixed compensation of €30,000 per annum and any other member of the IPO committee an additional compensation in the amount of €25,000 per annum; the IPO committee was dissolved following our IPO.
●	We do not pay fees for attendance at supervisory board meetings.
●	The members of the supervisory board are entitled to reimbursement of their reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members as well as the value added tax on their compensation and out-of-pocket expenses.

Our supervisory board was established for the first time upon the conversion of Africa Internet Holding GmbH into Jumia Technologies AG, which was resolved upon on December 17 and 18, 2018 and became effective by registration with the commercial register on January 31, 2019. Our legal predecessor, Africa Internet Holding GmbH, did not have a supervisory board. Therefore, for the business years 2018 and earlier, no remuneration or benefits in kind were granted to supervisory board members, and no amounts were set aside or accrued by us for these purposes.

Jonathan D. Klein is the only member of our supervisory board who beneficially owns ordinary shares of the Company. As of January 1, 2020, Mr. Klein held 44,137 ADS.

Compensation of the Members of our Management Board and Senior Management

We have entered into agreements with all current members of our management board and senior management. These agreements generally provide for a base salary and an annual bonus. In addition to these fixed and variable compensation components under the terms of their service agreements, the members of our management board and senior management are entitled to specific insurance benefits (including accident and directors’ and officers’ insurance) and reimbursement of necessary and reasonable disbursements. In early 2019, a one-time bonus in the aggregate amount of €5.0 million was given to members of our management board, senior management and certain other employees. In addition, we have agreed to indemnify the members of the management board against income tax liabilities related to shares or share-based payment instruments granted by us in excess of a total tax liability of 25% of the relevant income in countries where they are not tax resident up to a total amount of €40 million.

We believe that the agreements between us and the members of our management board and senior management provide for payments and benefits (including upon termination of employment) that are in line with customary market practice.

In the year ended December 31, 2019, the two members of our management board and one member of our senior management received total compensation of €4.9 million, of which 73% consist of the one-time bonus, which includes the base salary as well as any variable and other compensation. The shareholders’ meeting of February 15, 2019 resolved not to disclose the individual total compensation for each member of the management board.

Other than stock options as described below, the members of our management board and senior management do not beneficially own any ordinary shares of the Company.

The following table provides information about outstanding options for ordinary shares held by each member of our management board and senior management.

	Number of Ordinary Shares
Name	Underlying Options	Option Exercise Price (in €)
Jeremy Hodara	2,209,196.52	1.00
Sacha Poignonnec	2,209,196.52	1.00
Antoine Maillet-Mezeray	*	1.00
*	Represents beneficial ownership of less than 1%.

These options included in the table above represent options originally granted to our management board and senior management on various dates pursuant to the 2016 Plan (as defined below), and were rolled up and converted via amendments to each individual option agreement subsequent to the conversion of Africa Internet Holding GmbH to Jumia Technologies AG and increased following the capital increase from own resources in early 2019. This roll-up, conversion and increase in options resulted in the fractional amount of options held by each member of our management board and senior management. As uneven shares cannot be exercised, the amendment agreements used to effectuate the roll-up and conversion of the options require that any uneven options will be cashed out when the options are exercised. The options are exercisable in accordance with the terms of the 2016 Plan and each relevant individual amended option agreement. The options do not have any expiration date; however, under the 2016 Plan, they may expire in the case of certain bad leaver events. Some of the options held by Jeremy Hodara and Sacha Poignonnec include vesting criteria that go beyond those of other participants in the 2016 Plan. These additional vesting criteria include reaching certain profitability and valuation targets.

We do not separately set aside amounts from pensions, retirement or other benefits for members of our management board and senior management, other than pursuant to relevant statutory requirements.

Share-Based Incentive Plans

Option Program 2016

In 2017, we adopted the Option Program 2016 (the “2016 Plan”). The 2016 Plan was implemented by Jumia UG (haftungsbeschränkt) & Co. KG (the “Partnership”), a subsidiary of the Company, for the benefit of certain employees, managing directors and supporters of us, the Partnership and its direct or indirect subsidiaries (the “Relevant Enterprises”). The 2016 Plan’s purpose is to provide an incentive to eligible recipients in order to reward their future contributions to the Relevant Enterprises and to attract and retain competent and dedicated individuals.

Under the 2016 Plan, call options were allotted via four tranches, namely, a privileged tranche and three ordinary tranches. The privileged tranche vested in full at the grant date, whereas the ordinary tranches are subject to certain vesting conditions (e.g., cliff periods, profitability targets or exit conditions). These conditions are also subject to suspension during any period in which a beneficiary does not actively work for one of the Relevant Enterprises. Under the 2016 Plan, the Partnership has the right to terminate the 2016 Plan at any time with respect to call options not yet granted. Any amendments to the 2016 Plan require our approval. The 2016 Plan also provides the Partnership with the authority and sole discretion to substitute the 2016 Plan with another employee participation program or incentive compensation plan, provided that any such new plan grants equivalent benefits to the holders of call options under the 2016 Plan. All call options issued under the 2016 Plan are governed by individual agreements between us and the respective holders of the options.

The issuance of call options under the 2016 Plan closed in December 2018. In connection with the conversion of Africa Internet Holding GmbH into Jumia Technologies AG, all holders of call options under the 2016 Plan were offered the opportunity to enter into a revised call option agreement with the Company, with the options thereafter exercisable for shares in Jumia Technologies AG (the “Roll Up”). Approximately 260 option holders agreed to these amendments and participated in the Roll Up (the “Roll Up Participants”). The conversion of Africa Internet Holding GmbH into Jumia Technologies AG became effective on January 31, 2019, at which time the Roll Up was effected for all Roll Up Participants.

As the top holding of the options changed under the Roll Up from the Partnership to Jumia Technologies AG, the 2016 Plan had to be modified to ensure that the participants’ economic position was not negatively affected. As fractional shares cannot be issued, the amendment agreements used to give effect to the Roll Up and conversion of the options granted under the 2016 Plan require that any fractional options will be cashed out when the options are exercised.

The following table summarizes the options outstanding under the 2016 Plan:

	Number of Options Outstanding
			Total Options
Exercise Price Per Unit (in €)	Privileged Tranche	Ordinary Tranches	Outstanding
1.00	2,456,545.88	4,278,195.75	6,734,741.63
1.88	909.32	5,054.96	5,964.28
4.60	11,570.56	0.00	11,570.56
Total Options Outstanding	2,469,025.76	4,283,250.71	6,752,276.47

Fifteen option holders under the 2016 Plan did not agree to the amendments and did not participate in the Roll Up. Consequently, these fifteen individuals still hold options in the Partnership, which, if converted, would correspond to 44,409 options in Jumia Technologies AG (the “Remaining Partnership Option Holders”).

Stock Option Program 2019

In early 2019, we established the Stock Option Program 2019 (the “2019 Plan”). A total of 2,692,876 stock options were granted under the 2019 Plan in May 2019. Under the 2019 Plan, each stock option entitles the holder to receive one share of the Company for an exercise price of €1.00 after a waiting period of four years, starting in May 2019, as defined by the individual grant agreements. The exercise period starts directly after the waiting period and ends after seven years. The exercise of stock options is not possible during defined blackout periods.

The stock options can only be exercised, if the average annual growth rate of the GMV amounts to at least 10% during the four years waiting period. If this performance target is not met, all options will lapse.

Moreover, the stock options are subject to vesting requirements. The stock options shall generally vest in one or more tranches. The SOP 2019 plan sets out several criteria of bad leaver and good leaver cases. For beneficiaries, who are members of the management board, the total vesting period shall be at least four years and all unexercised options will forfeit, if they resign and start working for a competitor within six months after the resignation. If other beneficiaries (i.e. not members of the management board) resign before the vesting date as specified in the individual grant agreements and are classified as good leaver, all stock options will remain and be exercisable.

However, all unexercised stock options will be forfeited, if a beneficiary terminates the employment within four years after the IPO on April 12, 2019.

According to the individual grant agreements, the stock options will vest on May 10, 2023 and are not subject to further performance conditions. Except for one individual beneficiary who received two tranches under the SOP 2019 with stock options that vest on May 23, 2021 and stock options that vest on May 23, 2023.

If Jumia Technologies AG pays dividends during the waiting period or exercise period, the beneficiaries are entitled to receive a dividend payment for each vested but not yet exercised stock option. However, Jumia Technologies AG does not expect to pay dividends during the next years.

Virtual Restricted Stock Unit Program 2019

In addition to the 2019 Plan, the Company also operates the Virtual Restricted Stock Unit Program 2019 (the “2019 VRSUP”). Virtual restricted stock units (“VRSUs”) were granted under the 2019 VRSUP in May 2019. Grants are based on individual grant agreements.

The beneficiaries will receive a payment in the amount of the average share price (closing prices) on the ten trading days prior to the last half year report of the Company. The Company is, however, entitled to elect, at its sole discretion, issuing one share for each vested VRSU instead of a settlement in cash.

Each beneficiary received an individual grant agreement that includes the individual number of VRSUs as well as specific vesting conditions, performance conditions and a possible maximum payout amount.

All VRSUs will be forfeited if a beneficiary, who is a member of the management board, resigns and starts working for a competitor within twelve months after the resignation. Beneficiaries, who are not a member of the management board, need to stay with us until the vesting date as specified in the individual grant agreement.

According to the individual grant agreements, the VRSUs vest on May 10, 2021 for those beneficiaries who have also a grant of stock options under the SOP 2019. The VRSUs for the other beneficiaries (i.e., beneficiaries who were not granted stock options) vest on May 8, 2020.

The VRSUs for all beneficiaries are not subject to any performance conditions or a maximum payout amount (cap).

C. Board Practices

Supervisory Board Practices

Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairperson, or if he or she is prevented from doing so, the deputy chairperson, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of voting, as well as any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

In addition, under German law, each member of the supervisory board is obliged to carry out his or her duties and responsibilities personally, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the supervisory board and its committees have the right to appoint independent experts for the review and analysis of specific circumstances in accordance with its control and supervision duties under German law. We would bear the costs for any such independent experts that are retained by the supervisory board or any of its committees.

Pursuant to Section 107 para. 3 of the German Stock Corporation Act (Aktiengesetz), the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the supervisory board. Where permissible by law, important powers of the supervisory board may also be transferred to committees.

Under Section 10 of its rules of procedure, the supervisory board has established an audit committee, a compensation committee, and a corporate governance and nomination committee. Set forth in the table below are the current members of the audit committee, the compensation committee, and the corporate governance and nomination committee:

Name of committee	Current Members
Audit committee	Blaise Judja-Sato, Angela Kaya Mwanza and John H. Rittenhouse (chairperson)
Compensation committee	Andre T. Iguodala, Blaise Judja-Sato and Jonathan D. Klein (chairperson)
Corporate governance and nomination committee	Blaise Judja-Sato, Andre T. Iguodala and Matthew Odgers (chairperson)

Audit Committee

Our audit committee assists the supervisory board in overseeing the accuracy and integrity of our financial statements, our accounting and financial reporting processes and audits of our financial statements, the effectiveness of our internal control system, our risk management system, our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of the independent auditors and the effectiveness of our internal audit functions. The audit committee’s duties and responsibilities to carry out its purposes include, among others:

●	the preparation of the supervisory board recommendation to the shareholders’ meeting on the appointment of the independent auditors to audit our financial statements and the respective proposal to the supervisory board;
●	direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors, who shall report directly to the audit committee, provided that the auditor appointment and termination shall be subject to approval by the shareholders’ meeting;
●	the pre-approval, or the adoption of appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors;
●	the handling of matters and processes related to auditor independence;
●	the establishment, maintenance and review of procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and
●	the review and approval of all our related party transactions in accordance with our policies in effect from time to time.

The audit committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other engagement terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the management board or supervisory board. We shall provide for appropriate funding, as determined by the audit committee, in its capacity as a committee of the supervisory board, for payment of compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, compensation of any advisers employed by the audit committee, and ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

The audit committee consists of at least three members and, subject to certain limited exceptions, each member of the audit committee must be independent according to the following criteria:

●	no member of the audit committee may, directly or indirectly, accept any consulting, advisory or other compensatory fees from our company or its subsidiaries other than in such member’s capacity as a member of our supervisory board or any of its committees; and
●	no member of the audit committee may be an “affiliated person” of our company or any of its subsidiaries except for such member’s capacity as a member of our supervisory board or any of its committees; for this purpose, the term “affiliated person” means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control of our company or any of its subsidiaries.

At least one member of the audit committee shall qualify as an "audit committee financial expert" as defined under the Exchange Act. Our audit committee financial expert is John Rittenhouse.

Compensation Committee

Our compensation committee consists of three members, one of whom is the chairperson of the supervisory board. Our compensation committee is responsible for:

●	considering all aspects of compensation and employment terms for the management board, and in this regard (i) making recommendations to and preparing decisions for the supervisory board, (ii) preparing presentations to the shareholders’ meeting (as applicable), to discuss amendments to existing, or the establishment of new, employment agreements for the members of the management board, including issues of compensation guidelines, incentive programs, strategy and framework;
●	considering the compensation and general employment terms for second level executives, and in this regard it is authorized to make recommendations to the management board;
●	commissioning, when appropriate, its own independent review of the compensation guidelines and the compensation packages paid to the members of the management board, to ensure that the guidelines reflect the best practices and that the packages remain competitive and in line with market practice;
●	presenting an evaluation of the management board’s performance and making a recommendation to the supervisory board regarding the employment terms and compensation of the management board;
●	assisting the supervisory board in the oversight of regulatory compliance with respect to compensation matters, including monitoring our system for compliance with the relevant provisions of the German Corporate Governance Code concerning the disclosure of information about compensation for the management board and other senior executives; and
●	examining compensation guidelines that serve as a framework for all compensation matters to be submitted to and determined by the supervisory board.

Corporate Governance and Nomination Committee

Our corporate governance and nomination committee consists of at least three members. The committee is responsible for, among other things, preparing all recommendations to the supervisory board with regard to the following items:

●	the appointment and dismissal of management board members, as well as the nomination of the management board chairperson;
●	completion of, amendments to and termination of employment contracts with management board members; and
●	election proposals for suitable supervisory board candidates to be presented to the shareholders’ meeting.

Additionally, subject to mandatory responsibilities of the entire supervisory board, the corporate governance and nomination committee, rather than the entire supervisory board, will resolve on most of the transactions requiring the approval of the supervisory board, and it has the capacity to provide consent for transactions between us and members of our management board.

German Corporate Governance Code

The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on December 16, 2019 and published in the German Federal Gazette (Bundesanzeiger) on March 20, 2020. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and general shareholders’ meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act (Aktiengesetz) requires only that the management board and supervisory board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. The current declaration needs to be published permanently on the company’s website. In addition, the Corporate Governance Code recommends that the old declarations remain on the website for five years. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

Following our listing on the New York Stock Exchange in April 2019, the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 26, 2019, we issued and published our first annual compliance declaration. You can find our annual compliance declarations on our website at investor.jumia.com under Corporate Governance. This website address is included in this annual report as an inactive textual reference only

D. Employees

As of December 31, 2019, we employed a total of 5,050 full-time equivalent (FTE) employees. Our employees were based in 18 countries, and 33% of our employees were female and 67% were male as of December 31, 2019.

The following table provides a breakdown of our employees by geography:

	As of December 31,
	2017	2018	2019
West Africa	2,172	2,673	2,310
North Africa	979	1,211	1,428
East and South Africa	688	869	851
Others	331	375	461
Total	4,170	5,128	5,050

As of December 31, 2019, approximately 45% of our workforce consisted of marketplace operations and management employees, followed by logistics employees at 40%.

The following table provides a breakdown of our employees by category:

	As of December 31,
	2017	2018	2019
Marketplace operations and management	1,636	2,221	2,289
Logistics	1,645	1,975	2,080
Other(1)	889	932	681
Total	4,170	5,128	5,050
(1)	Includes 644 consumer service employees as of December 31, 2019.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to our equity incentive plans, see Item 6. “Director, Senior Management and Employees—B. Compensation —Share-Based Incentive Plans.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information, as of March 15, 2020, regarding the beneficial ownership of our ordinary shares for:

●	Members of our supervisory board;
●	Members of our management board;
●	Members of our senior management;
●	Members of our supervisory board, management board and senior management as a group; and
●	Each person, or group of affiliated persons, who has reported to us that such person beneficially owns 5% or more of our outstanding ordinary shares pursuant to applicable German law.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions” below.

On December 18, 2018, our then-existing shareholders entered into an investment agreement with a new investor, Pernod Ricard Deutschland GmbH, pursuant to which the new investor agreed to provide additional capital in the aggregate amount of €75 million against issuance of ordinary shares based on an agreed pre-money valuation of €1.4 billion. As a result, we issued 5,087,180 new shares to such new investor, which corresponded to 5.08% of the shares in the Company as of January 3, 2019. In connection with this financing round, Pernod Ricard Deutschland GmbH was granted the right to subscribe for additional ordinary shares at nominal value, if an initial public offering of our shares or ADSs occurs within 18 months from the date of the investment agreement and the reference price is lower than the initial issue price, which resulted, together with the issuance of shares to four other shareholders, in the issuance of an additional 17,951,542 shares.

On April 12, 2019, our ADSs, each representing two of our ordinary shares, commenced trading on the New York Stock Exchange under the symbol “JMIA.” Concurrently with our initial public offering, Mastercard purchased from us €50.0 million of our ordinary shares in a private placement. We received approximately US$280.2 million in net proceeds from our initial public offering and corresponding private placement with Mastercard and issuance of shares to existing shareholders, after deducting underwriting commissions and discounts and the offering expenses payable by us.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 15, 2020, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Jumia Technologies AG, Skalitzer Straße 104, 10997 Berlin, Germany.

Shareholder	Shares beneficially owned as of March 15, 2020
5% Shareholders	Number	Percent
Atlas Countries Support S.A.(1)	9,005,054	5.7%
AXA Africa Holding S.A.S.(2)	9,005,054	5.7%
Baillie Gifford &Co.(3)	18,484,212	11.8%
Millicom International Cellular S.A.(4)	9,638,792	6.1%
Mobile Telephone Networks Holdings Limited(5)	29,702,544	18.9%
Pernod Ricard Deutschland GmbH(6)	12,851,169	8.2%
Members of our supervisory board
Gilles Bogaert	—	—
Andre T. Iguodala	—	—
Blaise Judja-Sato	—	—
Jonathan D. Klein	*	*
Angela Kaya Mwanza	—	—
Matthew Odgers	—	—
John H. Rittenhouse	—	—
Members of our management board
Jeremy Hodara	2,267,592	1.4%
Sacha Poignonnec	2,267,592	1.4%
Members of our senior management
Antoine Maillet-Mezeray	*	*
All members of our supervisory board, management board and senior management, as a group(7)	4,835,921	3.0%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Consists of ordinary shares held by Atlas Countries Support S.A., a company organized under the laws of Belgium with company number 0568.968.148 RLE. The business address of Atlas Countries Support S.A. is Avenue du Bourget 3, 1140 Brussels, Belgium. Orange, a limited liability company (société anonyme) registered under the laws of France, is the ultimate parent company of Atlas Countries Support S.A. Orange may be deemed to be the beneficial owner of all of these ordinary shares.
(2)	Consists of ordinary shares held by AXA Africa Holding S.A.S., a company organized under the laws of France with company number 799.163.845. The business address of AXA Africa Holding S.A.S. is 23 avenue Matignon, 75008 Paris, France. AXA Africa Holding S.A.S. is a wholly owned subsidiary of AXA S.A., which may be deemed to have beneficial ownership of all of these ordinary shares.
(3)	Consists of ordinary shares held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Securities representing more than 5% of the class are held on behalf of Vanguard International Growth Fund, a US registered investment company sub-advised by Baillie Gifford Overseas Limited.
(4)	Consists of ordinary shares held by Millicom International Cellular S.A., a company organized under the laws of Luxembourg with company number B40630. The business address of Millicom International Cellular S.A. is 2, rue du Fort Bourbon, L – 1249 Luxembourg, Grand Duchy of Luxembourg. Millicom International Cellular S.A. may be deemed to have beneficial ownership of all of these ordinary shares.
(5)	Consists of ordinary shares held by Mobile Telephone Networks Holdings Limited, a company organized under the laws of South Africa with company number 1993/001411/06. The business address of Mobile Telephone Networks Holdings Limited is 216 14th Avenue, Roodepoort Fairlands, Johannesburg, South Africa. Mobile Telephone Networks Holdings Limited is a wholly owned subsidiary of MTN Group Limited, which may be deemed to have beneficial ownership of all of these ordinary shares.
(6)	Consists of ordinary shares held by Pernod Ricard Deutschland GmbH, a company organized under the laws of Germany with company number HRB 38302. The business address of Pernod Ricard Deutschland GmbH is Habsburgerring 2, 50674 Cologne, Germany. Pernod Ricard Deutschland GmbH is a wholly owned subsidiary of Pernod Ricard SA, which may be deemed to have beneficial ownership of all of these ordinary shares.

(7)	Includes shares purchased by Mr. Klein, in 2019, and Messrs., Poignonnec, Hodara and Maillet-Mezeray in 2020 as well as vested options and options that may be exercised within 60 days of March 15, 2020.

Rocket Internet SE, one of our major shareholders at the time of the IPO, has sold its stake in Jumia.

The share capital of the Company consists of ordinary shares, which are issued only in bearer form. Accordingly, the Company generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. The Company’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents two ordinary shares of the Company. On February 28, 2020, based on information provided by The Bank of New York Mellon, as depositary, there were 48,126,336 ADRs outstanding. The ordinary shares underlying such ADRs represented 61.4% of the then-outstanding ordinary shares. We are not aware of any arrangement that may at a subsequent date, result in a change of control of Jumia.

B. Related Party Transactions

The following is a description of related party transactions the Group has entered into since January 1, 2018, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Transactions with MTN

The Group engages in several initiatives with affiliates of our shareholder Mobile Telephone Networks Holdings (Pty) Ltd. For example, consumers may pay for transactions on Jumia’s platform with MTN’s mobile money. The Group has also set up dedicated MTN branded online stores on our platform.

In 2019 and 2018, the Group also entered into an agreement in which MTN prepaid for their employees’ purchases in Jumia’s platform through the wallet top-ups, which amounted to EUR 890 thousand (2018: EUR 1,166 thousand), which have all been converted into revenue during 2019.

The outstanding balances with MTN (current trade and loan receivables and payables) are as follows:

	As of December 31,
	2018	2019
	(in EUR million)
Trade and other receivables	0.3	0.4
Total Assets	0.3	0.4
Trade and other payables	0.2	—
Deferred income	1.2	—
Total Liabilities	1.4	—

The income and expense amounts with MTN were as follows:

	For the year ended December 31,
	2018	2019
	(in EUR million)
Revenue	0.7	—
Expenses	(0.5)	(0.5)
Net profit or loss	0.2	(0.5)

Transactions with Key Management

Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
	2018	2019
	(in EUR million)
Short-term employee benefits	3.2	8.0
Other benefits	0.0	0.0
Share-based compensation	11.0	13.8
Total	14.3	21.9

See Note 15 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information regarding the share-based compensation plans.

Transactions with Jeremy Hodara

In October 2018, Jeremy Hodara, co-CEO and a member of the management board, sold his entire participation in Jumia Facilities Management Services LLC (“Jumia Facilities”) to the Group. Jumia Facilities is a company based in Dubai, United Arab Emirates, and was incorporated by an individual local shareholder holding 51% on our behalf and Jeremy Hodara, who held the remaining 49%. The purpose of Jumia Facilities is limited to the provision of operational services to the Group, such as marketing and support services. According to Jumia Facilities’ Memorandum of Association, Jeremy Hodara was appointed managing director of the Jumia Facilities. Jumia Facilities’ operations are financed through loans granted by the Group. Profits and losses of the company are to be borne by the Group as well. The sale of participation did not result in a change in consolidation or control.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” and our audited consolidated financial statement beginning on page F-1.

Dividend Policy

We have not paid any dividends on our ordinary shares since our inception, and we currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. Except as required by law, any future determination to pay cash dividends will be at the discretion of our management board and supervisory board and will be dependent upon our financial condition, results of operations, capital requirements, and other factors our management board and supervisory board deem relevant.

All of the shares represented by our ADSs will generally have the same dividend rights as all of our other outstanding shares. However, the depositary may limit distributions based on practical considerations and legal limitations. Any distribution of dividends proposed by our management and supervisory boards requires the approval of our shareholders in a shareholders’ meeting.

We have not paid dividends in the years ended December 31, 2017, December 31, 2018 and December 31, 2019.

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no undisclosed significant change since the date of the annual financial statements.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ADSs, each representing each representing two of our ordinary shares, have been listed on the New York Stock Exchange since April 12, 2019. Our ADSs trade under the symbol “JMIA.”

B. Plan of Distribution

Not applicable.

C. Markets

See “—A. Offer and Listing Details.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.4 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

Except as otherwise disclosed in this Annual Report (including the Exhibits), we are not currently, nor have we been for the past two years, party to any material contract, other than contracts entered into in the ordinary course of business.

Registration Rights Agreement

On December 12, 2018, we entered into a registration rights agreement with AEH New Africa eCommerce I GmbH, Mobile Telephone Networks Holdings Limited and Rocket Internet SE, pursuant to which such investors have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. In case of a demand registration, all parties to the Registration Rights Agreement will be informed and offered the opportunity to participate in the transaction. All fees, costs and expenses of registrations will be borne by us and the shareholders participating in the relevant registration in proportion to the proceeds received by us and by them.

Mastercard Agreements

In connection with our initial public offering, we entered into a private placement agreement with Mastercard whereby Mastercard agreed to purchase from us €50.0 million of our ordinary shares at a price per share equal to the euro equivalent of the initial public offering price per ordinary share. Based on the initial public offering price of $14.50 per ADS and an exchange rate of $1.1264 per €1.00, Mastercard purchased 7,763,976 ordinary shares (corresponding to 3,881,988 ADSs).

In connection with the private placement, we entered into a commercial agreement with Mastercard Asia/Pacific, an affiliate of Mastercard. This commercial agreement has a term of ten years and provides Mastercard Asia/Pacific with priority in delivering, and a right to partner with us on initiatives aimed at promoting, facilitating and driving, payment network based solutions, technologies and services related to our business.

Under the agreement, we use the Mastercard Payment Services Gateway (“MPGS”) to process card payments in all countries where this gateway is available. We also agreed to work with local payment service providers to convert to MPGS within six months of the launch in any new market. Only where MPGS is not available due to regulations, we will continue to process cards not supported by MPGS through other payment service providers. Where possible, we enable the settlement of services sold via our platform via the Mastercard virtual card network. We also promote the use of the Mastercard technology as a preferred option to settle payments due to sellers via JumiaPay (e.g., via plastic or virtual cards). Further, we will work with Mastercard Asia/Pacific to launch and issue consumer and commercial co-branded products (i.e., cards, virtual card networks and quick response code). Mastercard Asia/Pacific will work with us to enable JumiaPay wallet holders to make face-to-face payments where Mastercard’s quick response code is accepted.

For the duration of the commercial agreement, Mastercard Asia/Pacific will provide us with dedicated support in Africa across advisory, marketing, product development and innovation, resources and training. Mastercard Asia/Pacific will offer this support on conditions it offers to similarly situated customers. After two to five years from the start of the contract, these conditions will depend on us meeting certain performance targets. In return for the support services provided by Mastercard Asia/Pacific, we will cooperate with Mastercard Asia/Pacific concerning the marketing of all payment network related offers on our platform for a period of five years. We will also provide Mastercard Asia/Pacific with equal brand prominence as our other partners and promote its products throughout our ecosystem.

At least annually, executives of Jumia and Mastercard Asia/Pacific will meet to review the performance of the parties under the commercial agreement against targets, including a review of the annual strategy of Jumia insofar as Mastercard Asia/Pacific is concerned.

Either party may terminate the commercial agreement in the event of a breach by the other party that is not cured within 45 days. In the event of a change of control, either party may terminate the commercial agreement by giving written notice. The termination will become effective after a three-year lock-in period. If the termination occurs within the first four years of the commercial agreement, we will be required to repay the value of the support provided under the agreement plus a penalty of $4 million for each remaining year of the initial ten-year period. Jumia may terminate the commercial agreement in case Mastercard’s stake in Jumia falls within the first five years below 70% of the shares purchased in the private placement or below 50% at any time thereafter.

D. Exchange Controls

There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia and Zimbabwe.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-residents or corporations exceeds €5,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

E. Taxation

German Taxation

The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. With the exception of the subsection “German Taxation of Holders of ADSs—Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire our ADSs.

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this Annual Report. These laws are subject to change, possibly with retroactive effect. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

The tax information presented in this section is not a substitute for tax advice. Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership, disposition, donation or inheritance of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. The same applies with respect to the rules governing the refund of any German dividend withholding tax (Kapitalertragsteuer) withheld. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.

The Company does not assume any responsibility for withholding tax at source.

German Taxation of Holders of ADSs

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, in respect of the taxation of American Depositary Receipts (“ADRs”) on domestic shares (as amended) (the “ADR Tax Circular”), for German tax purposes, the ADSs represent a beneficial ownership interest in the underlying shares of the Company and should qualify as the ADRs for the purpose of the ADR Tax Circular even though it has to be noted that the ADR Tax Circular does not explicitly address ADSs. If the ADSs qualify as the ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of the Company with respect to capital gains (see below in section “German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as the ADRs within the meaning of the ADR Tax Circular.

Taxation of Holders Not Tax Resident in Germany

The following discussion describes the material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of the ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008) (the “Treaty”), who is fully eligible for benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

●	the beneficial owner of the ADSs (and the dividends paid with respect thereto);
●	a U.S. holder;
●	not also a resident of Germany for German tax purposes; and
●	not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

General Rules for the Taxation of Holders Not Tax Resident in Germany

Non-German resident holders of ADSs are subject to German taxation with respect to German source income (beschränkte Steuerpflicht). According to the ADR Tax Circular, income from the shares should be attributed to the holder of the ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income.

The full amount of a dividend distributed by the Company to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax at a 25% rate plus a solidarity surcharge of 5.5% on the amount of withholding tax (amounting in total to a rate of 26.375%) and church tax (Kirchensteuer), if applicable.

Pursuant to a newly enacted bill, the solidarity surcharge shall be abolished for 90% of all tax payers and reduced for additional 6.5% of all taxpayers starting in calendar year 2021 depending on certain income thresholds. Besides this, the coalition agreement between the German Christian Democratic and Christian Social Union, as well as with the German Social Democratic Party for the formation of a new German federal government provides that the flat tax regime shall be partially abolished for interest income as soon as the automatic information exchange on tax matters (Automatischer Informationsaustausch in Steuerfragen) is established. Instead, interest income shall be taxed by way of assessment on the basis of the individual taxpayer’s progressive income tax rates of up to 45% (plus a 5.5% solidarity surcharge thereon, unless (partially) abolished or reduced in the future, and church tax, if applicable).

German withholding tax is withheld and remitted to the German tax authorities by the disbursing agent (i.e., the German credit institution, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise)) that holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the Treaty, the German withholding tax may not exceed 15% of the gross amount of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge (Solidaritätszuschlag), over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders of the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of the ADSs realized by a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of the Company’s share capital, irrespective of whether through the ADSs or shares of the Company. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account.

Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph and therefore should not be taxed on capital gains from the disposition of the ADSs.

German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a German credit institution, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016 (as amended), reference number IV C 1-S2252/08/10004 :017, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the share capital of a German company. While circulars issued by the German Federal Ministry of Finance are only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the abovementioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries.”

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) on dividends that exceeds the applicable Treaty rate. However, such refund is only possible, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends or capital gains and (ii) the shareholder does not directly own 10% or more in the shares of the company and is subject to income taxes in its state of residence, without being tax-exempt. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1—S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

In general, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule. Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non-German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in the Company would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other considerable reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). Whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to date no published decisions of the German Federal Finance Court exist in this regard.

Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of dividend taxation with regard to the general principles applicable to the Company’s holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of management (Geschäftsleitung) or registered office (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs as Private Assets (Privatvermögen)

If the ADSs are held as private assets (Privatvermögen) by a German tax resident, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). In other words, once deducted, the shareholder’s income tax liability on the dividends will be settled.

Shareholders may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden in which case actually incurred expenses are not deductible. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver’s allowance of €801 for an individual or €1,602 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors.

Losses resulting from the disposal of ADSs can only be offset by capital gains from the sale of any shares and other ADSs. If, however, a holder directly or indirectly held at least 1% of the share capital of the Company at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the holder’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office. Where church tax is not levied by way of withholding, it is determined by means of income tax assessment.

ADSs as Business Assets (Betriebsvermögen)

In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are subject to the aggregate withholding tax rate of 26.375%. The withholding tax is credited against the respective holder’s income tax liability, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant tax assessment period. Such requirements also apply to ADSs, which lead to domestic income in Germany and which are held by a non-German depositary bank. A shareholder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs in the Company for at least one uninterrupted year upon receipt of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1—S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

To the extent the amount withheld exceeds the income tax liability, the withholding tax will be refunded, provided that certain requirements are met (including the aforementioned requirements).

Special rules apply to credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

With regard to holders in the legal form of a corporation, dividends and capital gains are in general 95% tax exempt from corporate income tax (including solidarity surcharge), inter alia, if the shareholder held at least 10% of the registered share capital (Grundkapital oder Stammkapital) of the Company at the beginning of the calendar year. The remaining 5% is treated as non-deductible business expense and, as such, is subject to corporate income tax (including solidarity surcharge). The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of other corporations which the Company holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to the Company only on a pro rata basis at the ratio of its entitlement to the profits of the relevant partnership. Moreover, actual business expenses incurred to generate the dividends may be deducted.

However, the amount of any dividends after deducting business expenses related to the dividends is subject to the trade tax, unless the corporation held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period. In the latter case, the aforementioned exemption of 95% of the dividend income also applies for trade tax purposes. Losses from the sale of ADSs are generally not tax deductible for corporate income tax and trade tax purposes.

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains as well as losses from the sale of ADSs are principally deductible for income tax purposes.

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

The transfer of ADSs to another person by inheritance or gift should be generally subject to German inheritance and gift tax only if:

1.	the decedent or donor or heir, beneficiary or other transferee maintained his or her domicile or a usual residence in Germany or had its place of management or registered office in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside of Germany without maintaining a domicile in Germany or is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of domicile or usual residence with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a domicile nor have their usual residence in Germany);
2.	at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or

3.	the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the Company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

The Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts as of December 21, 2000 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern in der Fassung vom 21. Dezember 2000) (the “United States-Germany Inheritance and Gifts Tax Treaty”), provides that the German inheritance tax or gift tax can, with certain restrictions, only be levied in the cases of (1) and (2) above. Special provisions apply to certain German citizens living outside of Germany and former German citizens.

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of ADSs. Provided that certain requirements are met, an entrepreneur may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. Net wealth tax (Vermögensteuer) is currently not imposed in Germany. Certain member states of the European Union (including Germany) are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of ADSs.

U.S. Taxation

Material U.S. Federal Income Tax Considerations

This section describes the material United States federal income tax consequences of owning and disposing of ADSs. It applies to you only if you are a U.S. holder (as defined below) and you hold your ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	a broker or dealer in securities,
●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
●	a tax-exempt organization or governmental organization,
●	a tax-qualified retirement plan,
●	a bank, insurance company or other financial institution,
●	a real estate investment trust or regulated investment company,
●	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,
●	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,
●	a person that purchases or sells ADSs as part of a wash sale for tax purposes,
●	a person whose functional currency is not the U.S. dollar,

●	a corporation that accumulates earnings to avoid U.S. federal income tax,
●	an S corporation, partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein), and
●	a person deemed to sell ADSs under the constructive sale provisions of the Internal Revenue Code of 1986

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADSs.

You are a U.S. holder if you are a beneficial owner of ADSs and you are, for United States federal income tax purposes:

●	a citizen or resident of the United States,
●	a domestic corporation,
●	an estate whose income is subject to United States federal income tax regardless of its source, or
●	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Except as described below under “PFIC Rules,” this discussion assumes that we are not, and will not become, a PFIC for United States federal income tax purposes.

Dividends

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE and we therefore expect that dividends will be qualified dividend income.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. See “—German Taxation—German Taxation of Holders of ADSs—Withholding Tax Refund for U.S. Treaty Beneficiaries,” above, for the procedures for obtaining a tax refund.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.

Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

PFIC Rules

We believe it is not clear whether the ADSs should currently be treated as stock of a PFIC for United States federal income tax purposes or whether we will become a PFIC in the foreseeable future. This conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. Our current position that it is unclear whether we are a PFIC for the current taxable year is based in part upon the value of our goodwill, which is based on the market value for our shares, and in part on the rate at which our cash and cash equivalents are spent. Accordingly, we could become a PFIC for the 2020 taxable year or in the future depending on the value of our ADSs and the rate at which our cash and cash equivalents are spent in the 2020 taxable year. No assurance can be given that we will not be considered by the IRS to be a PFIC in current or future years.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs:

●	at least 75% of our gross income for the taxable year is passive income, or
●	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

●	any gain you realize on the sale or other disposition of your ADSs and
●	any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, the portion of your holding period for the ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:

●	the gain or excess distribution will be allocated ratably over your holding period for the ADSs,
●	the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,
●	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If we are a PFIC in a taxable year and our ADSs are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your ADSs. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

Your ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ADSs during any year that we are a PFIC with respect to you, you may be required to file U.S. Internal Revenue Service (“IRS”) Form 8621.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSs UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are required to make certain filings with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, as applied to foreign private issuers (the “Exchange Act”). Because we are a foreign private issuer, the SEC’s rules do not require us to deliver proxy statements or to file quarterly reports. In addition, our “insiders” are not subject to the SEC’s rules that prohibit short-swing trading. We prepare quarterly and annual reports containing consolidated financial statements in accordance with IFRS. Our annual consolidated financial statements are certified by an independent accounting firm. We furnish quarterly financial information to the SEC on Form 6-K and file annual reports on Form 20-F within the time period required by the SEC, which is currently four months from the end of the fiscal year on December 31. These quarterly and annual reports can be obtained over the internet at the SEC’s website.

We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://group.jumia.com. The information contained on our website is not incorporated by reference in this document.

We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with in accordance with IFRS as issued by the IASB, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Our market risk relates to foreign currency risks. Financial instruments affected by foreign currency risk include cash and cash equivalents, trade and other receivables and trade and other payables. We do not hedge our foreign currency risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. As we operate in multiple countries, the exposure to foreign currency is inherent and is part of the day to day business. The principle characteristics are summarized below:

●	Cash is held in euro and US dollars at the Group level
●	Each foreign entity is funded by Group loans, in euro or US dollars, on average every six weeks based on a detailed cash flow forecast
●	Foreign exchange risk occurs only at the Group-level.

Foreign currency sensitivity

The following table provides information on the sensitivity concerning a reasonably possible change in euro and US dollars exchange rates for our major currencies, with all other variables held constant. Our exposure to foreign currency changes for all other currencies is not material.

We assessed a possible change of +/- 5% for the South African Rand (ZAR), Nigerian Neira (NAR), the Moroccan Dirham (MAD) and the Kenyan Shilling (KES), and a potential change of +/- 10% to Egyptian Pound (EGP) and Ghananian Cedi (GHS), based on valuation fluctuations in 2019 of 2% to 4.28% for all of the currencies mentioned, except for Egypt (EGP) with a 13.32% fluctuation and Ghana (GHS) with a 10.92% fluctuation. Intercompany loans bear the majority of our foreign currency risk as they are issued and are repayable in euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income.

The impacts in the major local currencies are as follows:

		Effect on	Effect on
In thousands of EUR		pre-tax equity	profit before tax
Change in EGP/EUR rate
	10%	2,315	110
	(10)%	(2,315)	(110)

Change in ZAR/EUR
	5%	(1,003)	(1)
	(5)%	1,003	1

Change in NGN/EUR
	5%	(1,199)	(51)
	(5)%	1,199	51

Change in MAD/EUR
	5%	(1,955)	189
	(5)%	1,955	(189)

Change in GHS/EUR
	10%	558	80
	(10)%	(558)	(80)

Change in KES/EUR
	5%	663	32
	(5)%	(663)	(32)

Change in EGP/USD rate
	10%	(2,585)	365
	(10)%	2,585	(365)

Change in ZAR/USD
	5%	(36)	24
	(5)%	36	(24)

Change in NGN/USD
	5%	(418)	73
	(5)%	418	(73)

Change in GHS/USD
	10%	(623)	201
	(10)%	623	(201)

Change in KES/USD
	5%	(739)	97
	(5)%	739	(97)

Liquidity risk

The primary objective of our liquidity and capital management is to monitor the availability of cash and capital in order to support our business expansion and growth. We manages our liquidity and capital structure with reference to economic conditions, performance of our local operations and local regulations. Funding is managed by a central treasury department that monitors the amounts of funds to be granted according to management and Shareholder approval. All funding follows strict operational and legal monitoring executed by the treasury and legal departments.

In 2019, we secured funding via our IPO and a private placement. Most of the funding is transferred to operating entities in the form of loans which are eliminated in consolidation.

As all funds come exclusively from the shareholders and there are no external borrowings, we mitigate the risk of interest rate changes.

Item 12. Description of Securities Other Than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Expenses Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS represents 2 of our ordinary shares (or a right to receive 2 ordinary shares) deposited with The Bank of New York Mellon SA/NV, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, NY 10286.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2019, we received reimbursement in the amount of approximately €1.9 million (US$2.1 million) from the depositary.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Securities Holders

See Item 10. “Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-230207) (the “F-1 Registration Statement”) in relation to our initial public offering of 13,500,000 ADSs representing 27,000,000 ordinary shares, at an initial offering price of US$14.50 per ADS. Our initial public offering closed in April 2019. Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and Berenberg Capital Markets, LLC were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on April 10, 2019. For the period from the effective date of the F-1 Registration Statement to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering were approximately US$21.3 million, which included approximately US$15.3 million in underwriting discounts and commissions for the initial public offering and approximately US$6.0 million in other costs and expenses for our initial public offering. Including the ADSs sold upon the exercise of the over-allotment option by our underwriters, we offered and sold an aggregate of 15,525,000 ADSs at an initial public offering price of US$14.50 per ADS. We received approximately US$280.2 million in net proceeds from our initial public offering and corresponding concurrent private placement with Mastercard and issuance of shares to existing shareholders, after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from April 10, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2019, we have used some of the proceeds received from our initial public offering to finance our operations. As of the date of this Annual Report, there have been no material changes in the use of proceeds as disclosed in the F-1 Registration Statement.

We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the F-1 Registration Statement. We may also use part of the proceeds to repurchase our ADSs.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our co-chief executive officers and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. Based upon that evaluation, our co-chief executive officers and chief financial officer concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective, as of December 31, 2019. Until remediated, there is a reasonable possibility that these material weaknesses could result in a material misstatement of our consolidated financial statements or disclosures that would not be prevented or detected.

Management's Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Changes in Internal Control over Financial Reporting

Except as described below, there were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (i) deficiencies in the design and operation of the IT general controls, including: new users access provision, users access deprovision, user access monitoring and segregation of duties within user access management process, which in aggregate arise to the level of a material weakness and, (ii) the ability of our corporate finance and accounting functions to timely and appropriately implement new accounting standards or interpretations or practices under existing standards.

We have taken measures and plan to continue to take measures to remedy such material weaknesses. These remedial measures include centralizing and increasing controls around access control, hiring additional employees with experience in public company accounting, taking steps to improve our controls and procedures including incorporating automated and software-based accounting tools, engaging third parties to support our internal resources related to accounting and internal controls, implementing additional internal training for our accounting and finance teams and investing in our finance IT systems.

Although we have made enhancements to our control procedures in these areas, the material weaknesses will not be remediated until the necessary controls have been fully implemented and operating effectively. See Item 3. “Key Information—D. Risk Factors—We have identified material weaknesses in our internal control over financial reporting. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements.”

Item 16A. Audit Committee Financial Expert

See Item 6. “Directors, Senior Management and Employees —C. Board Practices—Audit Committee.”

Item 16B. Code of Ethics

In accordance with NYSE listing requirements and SEC rules, the Company adopted a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our supervisory board members, management board members and employees. The full text of the code of conduct is available on our website at https://group.jumia.com.

Item 16C. Principal Accountant Fees and Services

The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Committee Chairman full authority to approve any management request for pre-approval, provided the Chairman presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.

Ernst & Young, Société Anonyme, has served as our principal independent registered public auditor for the years 2019, 2018 and 2017 for which audited Consolidated Financial Statements appear in this Annual Report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young, Société Anonyme, and affiliates for providing audit and other professional services in each of the last three years:

	For the year ended December 31,
	2017	2018	2019
	(in € millions)
Audit fees	1.0	2.2	2.5
Audit-related fees	—	1.3	0.7
Total	1.0	3.5	3.2

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of Jumia’s consolidated financial statements.

Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of Jumia’s financial statements and include consultations concerning financial accounting and reporting standards and services related to Securities and Exchange Commission filings including comfort letters and the review of documents filed with the SEC (in particular in relation to our initial public offering).

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Differences Between Our Corporate Governance Practices and Those Set Forth in the NYSE Listed Company Manual

In general, under Section 303A.11 of the NYSE Listed Company Manual, foreign private issuers such as us are permitted to follow home country corporate governance practices instead of certain provisions of the NYSE Listed Company Manual without having to seek individual exemptions from the NYSE. A foreign private issuer making its initial U.S. listing on the NYSE and following home country corporate governance practices in lieu of the corresponding corporate governance provisions of the NYSE Listed Company Manual must disclose in its registration statement or on its website any significant ways in which its corporate governance practices differ from those followed by U.S. companies under the NYSE Listed Company Manual. In addition, we also may qualify for certain exemptions under the NYSE Listed Company Manual as a foreign private issuer that may affect our corporate governance practices. The significant differences between the corporate governance practices that we follow and those set forth in the NYSE Listed Company Manual are described below:

●	Section 303A.01 of the NYSE Listed Company Manual requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent, and the rules of procedure of our supervisory board provide that our supervisory board should be composed of, in its own estimation, an adequate number of independent members, though this is not a mandatory requirement.
●	Section 303A.09 of the NYSE Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. German law does not require a company to adopt separate corporate governance guidelines. Instead, we follow the German Corporate Governance Code as described above.

Item 16H. Mine Safety Disclosure

Not applicable.

PART II

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See page F-1 of this Annual Report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	Articles of Association of the Registrant, dated April 16, 2019
1.2

Rules of Procedure of the Supervisory Board of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

1.3

Rules of Procedure of the Management Board of the Registrant (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

2.1

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

2.2

Form of Deposit Agreement between the Registrant, the depositary and holders of American Depositary Shares evidenced by American Depositary receipts issued thereunder (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

2.3

Registration Rights Agreement, dated as of December 12, 2018, by and among the Registrant and the parties listed therein (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

2.4*	Description of Securities
4.1

Post-Conversion Shareholders' Agreement, dated as of December 18, 2018 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

4.2

Information Sharing Agreement by and among Jumia Technologies AG and Mobile Telephone Networks Holdings (Pty) Ltd(incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

4.3

Jumia UG (haftungsbeschränkt) & Co. KG, Option Program 2016 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

4.4

Jumia Technologies AG, Stock Option Program 2019 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

4.5

Jumia, Virtual Restricted Stock Unit Program 2019 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

8.1	List of Significant Subsidiaries
12.1*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	INS XBRL Instance Document the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
SCH XBRL Taxonomy Extension Scheme Document
CAL XBRL Taxonomy Extension Calculation Linkbase Document
LAB XBRL Taxonomy Extension Definition Linkbase Document
PRE XBRL Taxonomy Extension Label Linkbase Document
DEF XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover page Interactive Data File (embedded withing the XBRL document)

* Filed herewith.
** Furnished herewith

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUMIA TECHNOLOGIES AG

Date: April 3, 2020	By	/s/ Jeremy Hodara
		Name:	Jeremy Hodara
		Title:	Co-Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Date: April 3, 2020	By	/s / Sacha Poignonnec
		Name:	Sacha Poignonnec
		Title:	Co-Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board and the Supervisory Board of Jumia Technologies AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Jumia Technologies AG and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

Adoption of IFRS 16 “Leases” and IFRIC 23 “Uncertainty over Income Tax Treatments”

As discussed in Notes 4 and 17 to the consolidated financial statements, starting on January 1, 2019, the Company changed its method for accounting for leases and for its classification and measurement due to the adoption of IFRS 16 “Leases”, and the classification of income taxes due to the adoption of IFRIC 23 “Uncertainty over Income Tax Treatments”.

Restatement of Previously Issued Financial Statements

As discussed in Note 32 to the consolidated financial statements, the 2018 and 2017 consolidated financial statements have been restated to correct a misstatement.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

Ernst & Young

Société anonyme

Cabinet de révision agréé

We have served as the Company’s auditor since 2014.

Luxembourg, April 3, 2020

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2019 AND 2018

		As of
		December 31	December 31
		2019	2018
In thousands of EUR	Note		Restated
Assets
Non-current assets
Property and equipment	7	17,434	5,020
Intangible assets		47	180
Deferred tax assets		109	175
Other non-current assets		1,508	1,263
Total Non-current assets		19,098	6,638
Current assets
Inventories	8	9,996	9,431
Trade and other receivables	11	16,936	13,034
Income tax receivables		725	726
Other taxes receivable	18	5,395	4,172
Prepaid expenses and other current assets	12	12,593	7,384
Term deposits	10	62,418	—
Cash and cash equivalents	9	170,021	100,635
Total Current assets		278,084	135,382
Total Assets		297,182	142,020
Equity and Liabilities
Equity
Share capital	13	156,816	133
Share premium	13	1,018,276	845,787
Other reserves	14	104,114	66,093
Accumulated losses		(1,096,134)	(862,048)
Equity attributable to the equity holders of the Company		183,072	49,965
Non-controlling interests		(498)	(117)
Total Equity		182,574	49,848
Liabilities
Non-current liabilities
Non-current borrowings	17	6,127	—
Provisions for liabilities and other charges	19	226	389
Deferred income	20	1,201	—
Total Non-current liabilities		7,554	389
Current liabilities
Current borrowings	17	3,056	—
Trade and other payables	16	56,438	47,292
Income tax payables	4	10,056	10,882
Other taxes payable	18	4,473	7,425
Provisions for liabilities and other charges	19	27,040	19,692
Deferred income	20	5,991	6,492
Total Current liabilities		107,054	91,783
Total Liabilities		114,608	92,172
Total Equity and Liabilities		297,182	142,020

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

		For the year ended
		December 31	December 31	December 31
		2019	2018	2017
In thousands of EUR	Note		Restated	Restated
Revenue	21	160,408	129,058	93,054
Cost of revenue		84,506	84,849	65,825
Gross profit		75,902	44,209	27,229
Fulfillment expense	22	77,392	50,466	34,436
Sales and advertising expense	23	56,019	46,016	36,944
Technology and content expense	24	27,272	22,432	20,586
General and administrative expense	25	144,525	94,925	89,050
Other operating income		1,929	172	1,313
Other operating expense		496	277	2,193
Operating loss		(227,873)	(169,735)	(154,667)
Finance income	26	3,959	1,590	2,282
Finance costs	26	2,576	1,349	1,517
Loss before Income tax		(226,490)	(169,494)	(153,902)
Income tax expense	27	575	887	11,456
Loss for the year		(227,065)	(170,381)	(165,358)
Attributable to:
Equity holders of the Company		(226,689)	(170,071)	(161,579)
Non-controlling interests		(376)	(310)	(3,779)
Loss for the year		(227,065)	(170,381)	(165,358)
Other comprehensive income/(loss) to be classified to profit or loss in subsequent periods
Exchange differences (gain/loss) on translation of foreign operations - net of tax		(19,449)	(9,312)	47,834
Other comprehensive income / (loss) on net investment in foreign operations - net of tax		20,179	9,072	(48,367)
Other comprehensive loss		730	(240)	(533)
Total comprehensive loss for the year		(226,335)	(170,621)	(165,891)
Attributable to:
Equity holders of the Company		(225,959)	(170,247)	(163,180)
Non-controlling interests		(376)	(374)	(2,711)
Total comprehensive loss for the year		(226,335)	(170,621)	(165,891)

Earnings per share (EPS) in EUR:
Basic, Loss for the year attributable to ordinary equity holders of the parent	28	(1.61)	(1.79)	(1.70)
Diluted, Loss for the year attributable to ordinary equity holders of the parent	28	(1.52)	(1.68)	(1.65)

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

		Attributable to equity holders of the Company
						Non-
	Share	Share	Accumulated	Other		controlling	Total
In thousands of EUR	Capital	premium	losses	reserves	Total	interests	Equity
As of January 1, 2017	133	509,802	(499,474)	27,686	38,147	(31,728)	6,419
Loss for the year	—	—	(161,579)	—	(161,579)	(3,779)	(165,358)
Other comprehensive loss	—	—		(1,601)	(1,601)	1,068	(533)
Total comprehensive loss for the year	—	—	(161,579)	(1,601)	(163,180)	(2,711)	(165,891)
Capital contribution	—	120,000	—	—	120,000	—	120,000
Share-based payments	—	—	—	26,258	26,258	—	26,258
Derecognition of loan from Rocket	—	—	580	—	580	31	611
Change in Non-controlling interests	—	—	(17,222)	(1,426)	(18,648)	18,640	(8)
As of December 31, 2017	133	629,802	(677,695)	50,917	3,157	(15,768)	(12,611)
Loss for the year	—	—	(170,071)	—	(170,071)	(310)	(170,381)
Other comprehensive loss	—	—	—	(176)	(176)	(64)	(240)
Total comprehensive loss for the year	—	—	(170,071)	(176)	(170,247)	(374)	(170,621)
Capital contribution (Note 13)	—	215,985	—	—	215,985	36	216,021
Share-based payments (Note 15)	—	—	—	17,256	17,256	153	17,409
Buy back of shares from non-controlling interests	—	—	(350)	—	(350)	—	(350)
Change in Non-controlling interests	—	—	(13,932)	(1,904)	(15,836)	15,836	—
As of December 31, 2018	133	845,787	(862,048)	66,093	49,965	(117)	49,848
Loss for the year	—	—	(226,689)	—	(226,689)	(376)	(227,065)
Other comprehensive loss	—	—	—	730	730	—	730
Total comprehensive loss for the year	—	—	(226,689)	730	(225,959)	(376)	(226,335)
Capital contribution (Note 13)	156,683	172,489	—	—	329,172	—	329,172
Share-based payments (Note 15)	—	—	—	37,267	37,267	—	37,267
Equity transaction costs			(7,357)	—	(7,357)		(7,357)
Change in Non-controlling interests	—	—	(40)	24	(16)	(5)	(21)
As of December 31, 2019	156,816	1,018,276	(1,096,134)	104,114	183,072	(498)	182,574

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

		For the year ended
		December 31	December 31	December 31
In thousands of EUR	Note	2019	2018	2017
Loss before Income tax		(226,490)	(169,494)	(153,902)
Depreciation and amortisation of tangible and intangible assets	25	7,906	2,166	1,637
Impairment losses on loans, receivables and other assets	11, 25	5,877	4,436	3,270
Impairment losses on obsolete inventories	8	275	288	1,084
Share-based payment expense	15	37,267	17,409	26,258
Net (gain)/loss from disposal of tangible and intangible assets		(149)	52	(238)
Impairment losses on investment in subsidiaries		28	—	—
Change in provision for other liabilities and charges		6,780	5,324	6,905
Cost related to write-off during mergers		—	—	26
Interest (income)/expenses		(682)	(17)	(193)
Net unrealized foreign exchange (gain)/loss		(1,034)	(620)	(571)
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables		(15,443)	(717)	(20,820)
(Increase)/Decrease in inventories		(509)	(636)	(6,554)
Increase/(Decrease) in trade and other payables, deferred income and VAT payables		4,880	4,606	26,695
Income taxes paid		(1,294)	(1,809)	(573)
Net cash flows used in operating activities		(182,588)	(139,012)	(116,976)
Cash flows from investing activities
Purchase of property and equipment		(5,658)	(3,508)	(2,150)
Proceeds from sale of property and equipment		51	20	17
Purchase of intangible assets		(109)	(27)	(103)
Proceeds from sale of intangible assets		224	219	231
Payment for acquisition of subsidiary, net of cash acquired		7	—	—
Interest received		795	—	—
Movement in other non-current assets		(295)	(337)	(576)
Placement of term deposits		(62,716)	—	—
Net cash flows used in investing activities		(67,701)	(3,633)	(2,581)
Cash flows from financing activities
Proceeds from borrowings		—	—	1,556
Repayment of borrowings		(9)	(2,244)	—
Interest settled - financing		(22)	(142)	—
Repayment of lease interest	17	(1,176)	—	—
Repayment of lease liabilities	17	(3,769)	—	—
Equity transaction costs	13	(7,357)
Capital contributions	13	329,161	215,985	120,000
Buy back of shares from non-controlling interests		—	(350)	—
Net cash flows from financing activities		316,828	213,249	121,556
Net increase in cash and cash equivalents		66,539	70,604	1,999
Effect of exchange rate changes on cash and cash equivalents		2,847	303	(2,060)
Cash and cash equivalents at the beginning of the year	9	100,635	29,728	29,789
Cash and cash equivalents at the end of the year	9	170,021	100,635	29,728

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

1      Corporate information

The accompanying consolidated financial statements and notes present the operations of Jumia Technologies AG (the “Company” or “Jumia Tech”) and its subsidiaries (the “Group” or “Jumia”).

The Company was incorporated as Africa Internet Holding GmbH on June 26, 2012, and was transformed into Jumia Technologies AG, a German stock corporation on January 31, 2019. The Company is domiciled in Germany and has its registered office located at Charlottenstraße 4, 10969 Berlin. The Group operates in e-commerce across the African continent.

In April 2019 Jumia Tech became a listed company on New York Stock Exchange (NYSE), under the symbol JMIA, where 19.80% of total shares were listed, with initial value per share of 14.50 USD.

Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of a marketplace, which connects sellers with consumers, a logistics service, which enables the shipping and delivery of packages from sellers to consumers, and a payment service, which facilitates transactions among participants active on Jumia’s platform.

The Group has incurred significant losses since its incorporation. According to its business plan, the Group expects to continue generating losses in the coming years as it makes the necessary investments to grow its business and extend its geographical footprint. The Group will therefore continue to require additional funding either from existing or new shareholders.

The consolidated financial statements disclose all matters of which the Group is aware, and which are relevant to the Group’s ability to continue as a going concern, including all significant events and mitigating factors. The consolidated financial statements have been prepared on a basis which assumes that the Group will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business. The Group has sufficient resources to operate as a going concern for the next 12 months.

On March 31, 2020 the Supervisory Board authorized these consolidated financial statements for issuance.

2      Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

a) Basis of preparation

The consolidated financial statements of the Group (“consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The consolidated financial statements have been prepared on a historical cost basis except for any financial assets or liabilities and share based compensation plan, which have been measured at fair value. The consolidated financial statements are presented in euros and all values are rounded to the nearest thousand (€000), except when otherwise indicated.

b) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.

Subsidiaries are those investees that the Group controls because the Group (i) has power to direct relevant activities of the investees that significantly affect their returns, (ii) has exposure, or rights, to variable returns from its involvement with the investees, and (iii) has the ability to use its power over the investees to affect the amount of investor’s returns. The existence and effect of substantive rights, including substantive potential voting rights, are considered when assessing whether the Group has power over another entity. For a right to be substantive, the holder must have practical ability to exercise that right when decisions about the direction of the relevant activities of the investee need to be made. The Group may have power over an investee even when it holds less than majority of voting power in an investee. In such a case, the Group assesses the size of its voting rights relative to the size and dispersion of holdings of the other vote holders to determine if it has de-facto power over the investee. Protective rights of other investors, such as those that relate to fundamental changes of investee’s activities or apply only in exceptional circumstances, do not prevent the Group from controlling an investee. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, revenue and expense of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. As of December 31, 2019 and 2018, the Group consolidated 71 and 78 subsidiaries, respectively.

c) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is expected to be realized or intended to be sold or consumed in the normal operating cycle, held primarily for the purpose of trading or expected to be realized within twelve months after the reporting period. Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when it is expected to be settled in the normal operating cycle, it is held primarily for the purpose of trading, it is due to be settled within twelve months after the reporting period, or there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. All other liabilities as non-current.

d) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any impairment losses.

Costs of minor repairs and maintenance are expensed when incurred. The cost of replacing major parts or components of property and equipment items are capitalized and the replaced part is written off.

Whenever events or changes in market conditions indicate a risk of impairment of property and equipment, management estimates the recoverable amount, which is determined as the higher of an asset’s fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the impairment loss is recognized in profit or loss for the year.

Depreciation on items of property and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Useful life in years
Buildings	Up to 40
Transportation equipment	5 to 8
Technical equipment and machinery	3 to 10
Furniture and office equipment	5 to 15
Leasehold improvements	Shorter of useful life and the term of the underlying lease

The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. A recognized item of property and equipment and any significant part derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of operations when the asset is derecognized.

e) Leases

Accounting policy applied in the years ended December 31, 2018 and December 31, 2017:

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset (or assets) and the arrangement conveys a right to use the asset (or assets), even if that asset is (or those assets are) not explicitly specified in an arrangement.

Leases are classified as either finance or operating leases. Leases that transfer substantially all the risks and rewards incidental to ownership of assets are accounted for as a finance lease, resulting in the recognition of an asset and incurrence of a lease liability at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments (net of any incentives received from the lessor) are recognized in the statement of operations on a straight-line basis over the lease term. The Group had no finance leases during 2018 and 2017.

Accounting policy applied since January 1, 2019 (Note 4):

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group only acts as a lessee.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

●	Offices and Warehouses - 2 to 10 years
●	Motor vehicles and other equipment 2 to 6 years

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including, in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.

f) Intangible assets

The Group’s intangible assets have definite useful lives and primarily include capitalized software licenses. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses. Acquired software licenses and patents are capitalized on the basis of the costs incurred to acquire and bring them to use.

Intangible assets are amortized using the straight-line method over their useful lives:

Useful life in years
Acquired software licenses	1 to 3

The amortization expense on intangible assets is recognized in the statement of operations in the expense category that is consistent with the function of the intangible assets. If impaired, the carrying amount of intangible assets is written down to the higher of value-in-use and fair value less costs to sell.

g) Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Due to the short-term nature of our financial instruments the carrying value approximates fair value.

Financial assets

The Group has financial assets in the form of bank deposits, trade notes and accounts receivable and other receivables.

Initial recognition and subsequent measurement

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost, cash flows need to arise as ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

Trade notes and accounts receivable are subsequently measured at amortized cost using the effective interest rate method.

Impairment

The Group recognizes an allowance for expected credit losses (“ECLs”) applying the simplified method permitted by IFRS 9 for trade receivables. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. Using the practical expedient that is allowed by the standard, the Group has established a provision matrix that is based on its historical credit loss experience for the past 2 years, adjusted for forward-looking factors specific to the debtors and the economic environment, which will be adjusted every reporting date based on economic conditions.

To calculate ECL, the group has calculated historical loss rates for the last 2 years for which data was available, adjusted by a forward-looking factor of 10%, which incorporated several macroeconomic elements such as the countries’ GDP, inflation and unemployment rates. The ECL charge is recognized within General and administrative expense.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial liabilities

The Group has financial liabilities in the form of trade and other payables that are initially recognized at fair value which primarily represents the original invoiced amount. They are subsequently measured at amortized cost using the effective interest method. Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

h) Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating-unit’s (CGU) fair value less costs of disposal and its value-in-use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

i) Inventories

Inventories are valued at the lower of cost or net realizable value. Cost of inventory is determined on first-in-first out basis (FIFO) method. The cost of inventory includes purchase costs and costs incurred to bring the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Impairment losses, if any, due to obsolete materials and slow inventory movement have been deducted from the carrying amount of the inventories.

j) Cash and cash equivalents and term deposits

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less, for which the risk of changes in value is insignificant.

Term deposits are deposits placed with banks with an original maturity of more than three months and, therefore, not included as ‘cash and cash equivalents’ in the statement of financial position and consolidated statement of cash flows.

k) Value added tax

Output value added tax (“VAT”) related to sales is payable to tax authorities on the earlier of (a) collection of receivables from consumers or (b) delivery of goods or services to consumers. Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice. VAT related to sales and purchases is recognized in the statement of financial position on a gross basis and disclosed separately as an asset and liability. Where a provision has been made for impairment of receivables, the gross amount of the debtor, including VAT, is provided for.

l) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) because of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

The expense relating to a provision is presented in the consolidated statement of operations and comprehensive income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

m) Foreign currency translation

Functional and presentation currencies

Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Euros (EUR), which is the Group’s presentation currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations within finance costs and finance income.

The Group considers that monetary long-term receivables or loans for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity’s net investment in that foreign operation. The related foreign exchange differences and income tax effect of the foreign exchange differences are included in the exchange difference on net investment in foreign operations within equity. In case of repayment, the Group has elected to maintain exchange differences in equity until disposal of the foreign operation. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the consolidated statement of comprehensive income (loss).

The following tables present currency translation rates against the Euro for the Group’s most significant operations.

		2019
Country	Currency	Average Rate	Year-end Rate
Algeria	Algerian Dinar (DZD)	133.22	133.06
Cameroon	CFA Franc BEAC (XAF)	655.96	655.96
Ivory Coast	CFA Franc BCEAO (XOF)	655.96	655.96
Egypt	Egyptian Pound (EGP)	18.80	17.96
Ghana	Cedi (Ghana) (GHS)	5.98	6.38
Kenya	Kenyan Shilling (KES)	113.01	112.54
Morocco	Moroccan Dirham (MAD)	10.69	10.61
Nigeria	Naira (NGN)	402.40	404.90
Rwanda	Rwanda Franc (RWF)	1,005.63	1,042.62
Senegal	CFA Franc BCEAO (XOF)	655.96	655.96
South Africa	Rand (ZAR)	16.15	15.75
Tunisia	Tunisian Dinar (TND)	3.22	3.12
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,573.85	2,558.61
Uganda	Uganda Shilling (UGX)	4,115.60	4,078.89
United Arab Emirates	UAE Dirham (AED)	4.11	4.12
United States of America	US Dollars (USD)	1.12	1.12

		2018
Country	Currency	Average Rate	Year-end Rate
Algeria	Algerian Dinar (DZD)	137.24	135.02
Cameroon	CFA Franc BEAC (XAF)	655.96	655.96
Ivory Coast	CFA Franc BCEAO (XOF)	655.96	655.96
Egypt	Egyptian Pound (EGP)	21.00	20.46
Ghana	Cedi (Ghana) (GHS)	5.51	5.55
Kenya	Kenyan Shilling (KES)	118.63	115.77
Morocco	Moroccan Dirham (MAD)	11.04	10.89
Nigeria	Naira (NGN)	424.60	415.46
Rwanda	Rwanda Franc (RWF)	1,006.49	995.64
Senegal	CFA Franc BCEAO (XOF)	655.96	655.96
South Africa	Rand (ZAR)	15.60	16.46
Tunisia	Tunisian Dinar (TND)	3.09	3.35
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,678.57	2,625.28
Uganda	Uganda Shilling (UGX)	4,373.73	4,226.75
United Arab Emirates	UAE Dirham (AED)	4.34	4.20
United States of America	US Dollars (USD)	1.18	1.14

		2017
Country	Currency	Average Rate	Year-end Rate
Algeria	Algerian Dinar (DZD)	124.87	137.13
Cameroon	CFA Franc BEAC (XAF)	655.96	655.96
Ivory Coast	CFA Franc BCEAO (XOF)	655.96	655.96
Egypt	Egyptian Pound (EGP)	20.12	21.26
Ghana	Cedi (Ghana) (GHS)	4.95	5.42
Kenya	Kenyan Shilling (KES)	114.99	122.47
Morocco	Moroccan Dirham (MAD)	10.81	11.18
Nigeria	Naira (NGN)	375.90	426.92
Rwanda	Rwanda Franc (RWF)	930.62	1,001.13
Senegal	CFA Franc BCEAO (XOF)	655.96	655.96
South Africa	Rand (ZAR)	15.02	14.80
Tunisia	Tunisian Dinar (TND)	2.71	2.94
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,491.24	2,676.82
Uganda	Uganda Shilling (UGX)	4,036.54	4,329.02
United Arab Emirates	UAE Dirham (AED)	4.15	4.40
United States of America	US Dollars (USD)	1.13	1.20

Translation into presentation currency

On consolidation, the results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i.	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
ii.	Income and expense for each item of the statement of comprehensive income (loss) are translated at average exchange rates;

All resulting exchange differences arising on translation for consolidation are recognized in other comprehensive income.

n) Revenue from contracts with customers

The Group generates revenue primarily from commissions, sale of goods, fulfillment, marketing and advertising, logistics, payment processing and provision of other services.

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or a net basis, which requires Management judgment. In performing their analysis, the Group considers first whether it controls the goods before they are transferred to the customers and if it has the ability to direct the use of the goods or obtain benefits from them. The Group also considers the following indicators:

-The latitude in establishing prices and selecting suppliers

-The inventory risk borne by the Group before and after the goods have been transferred to the customer

When the Group is primarily obliged in a transaction, subject to inventory risk, has, or has several but not all of the indicators, the Group acts as principal and revenue is recorded on a gross basis. When the Group is not the primary obligor, does not bear the inventory risk and does not have the ability to establish price, the Group acts as agent and revenue is recorded on a net basis.

Revenue recognition policies for each type of revenue stream are as follows:

(1) Commissions

This revenue is related to the online selling platform which provides sellers the ability to sell goods directly to consumers. In this case, Jumia generates a commission fee (normally a percentage of the selling price) which is based on agreements with the sellers. Jumia’s performance obligation with respect to these transactions is to arrange the transaction through the online platform, however the Group does not have any discretion in setting the price of the goods to be sold, nor does it bear any inventory risk for the goods to be shipped to the customer. As such, the Group is considered to be an agent in these transactions and recognizes revenue on a net basis for the agreed upon commission at the point in time when the goods or services are delivered to the end customer.

(2) Sales of goods

Revenue from sales of goods relates to transactions where Jumia acts directly as the seller, where it enters into an agreement with a consumer to sell goods. These goods are sold for a fixed price as determined by the Group and the Group bears the obligation to deliver those goods to the consumer. As such, the Group is considered to be the principal in these transactions and recognizes sales on a gross basis for the selling price at the point in time when the goods are delivered to the consumer. The delivery of the goods is not a separate performance obligation, as the consumer cannot benefit from the goods without the delivery, which must be performed by Jumia. Therefore, revenue for goods and delivery are recognized at a point in time.

(3) Fulfillment

The Group provides certain fulfillment services to the sellers, and generally charges a “delivery fee” to consumers. Fulfillment services provided to sellers are agreed contractually with each seller and recognized according to the actual consumption of such services. The price for such fulfillment services are defined at the time of purchase through the Jumia platform, and the Group has unilateral power in establishing these fulfillment services. The Group is therefore the principal in these transactions and fulfillment fees are recognized on a gross basis in revenue. The revenue from fulfillment services is recognized at a point in time.

(4) Marketing and advertising

The Group provides advertising services to non-vendors, such as performance marketing campaigns, placing banners on the Jumia platform or sending newsletters. The advertising services are contractually agreed with the advertisers. As Jumia establishes pricing and is primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. The campaigns and banners can be run for a short period as well as be spread over a year and are therefore recognized at a point in time or over the period.

(5) Other services

The Group provides other services to its sellers for which it charges fees such as logistics services, marketing services for marketplace sellers and packaging of products ahead of shipment. As Jumia establishes pricing, revenue is recognized on a gross basis. Revenue for logistics is recognized over time as the performance obligation is being performed while revenue for marketing services and packaging of products is recognized when the respective service is completed.

Variable consideration

If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The Group uses the expected value method to estimate the variable consideration given the large number of contracts that have similar characteristics. The Group then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. A refund liability is recognized for the goods that are expected to be returned (i.e., the amount not included in the transaction price).

Cost to obtain a contract

The Group pays sales commission or fees to parties for each contract that they obtain. The Group applies the optional practical expedient to immediately expense costs to obtain a contract if the amortization period of the asset that would have been recognized is one year or less. As such, sales commissions and fees are immediately recognized as an expense and included as part of marketing costs.

o) Fulfillment expense

Fulfillment expense represents those expenses incurred in operating and staffing the Group’s fulfillment and consumer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing consumer orders for shipment, including packaging materials. Fulfillment expense also include expense relating to consumer service operations and amounts paid to third parties who assist us in fulfillment and consumer service operations.

p) Sales and advertising expense

Sales and advertising expenses represent expenses associated with the promotion of our marketplace and include online and offline marketing expenses, promotion of the brand through traditional media outlets, certain expense related to our consumer acquisition and engagement activities and other expense associated with our market presence.

q) Technology and content expense

Technology and content expenses consist principally of research and development activities, including wages and benefits, for employees involved in application, production, maintenance, operation for new and existing goods and services, as well as other technology infrastructure expense.

r) Employee benefits

Short-term benefits

Wages, salaries, paid annual leave and sick leave, bonuses, and other benefits (such as health services) are accrued in the year in which the associated services are rendered by the employees of the Group.

s) Share-based compensation

The Group operates equity-settled share-based payment plans, under which directors and employees receive a compensation in form of equity instrument or equity derivative of the Company or one of its subsidiaries for the services provided. Awards are granted with service and/or performance vesting conditions.

The total amount to be expensed for services received is determined by reference to the grant date fair value of the share-based payment award made. For share-based payment awards, we analyze whether the exercise price paid (or payable) by a participant, if any, exceeds the estimated market price of the underlying equity instruments at the grant date. Any excess of (i) the estimated market value of the equity instruments and (ii) the exercise price results in share-based payment expense.

The excess of the fair value and the exercise price, as determined at the grant date is expensed as employee benefits expense on a straight-line basis over the vesting period, based on management’s estimate of the number of awards that will eventually vest, with a corresponding credit to equity. For awards with graded-vesting features, each instalment of the award is treated as a separate grant (i.e., each instalment is separately expensed over the related vesting period). Option awards issued by the Group are initially measured using Black-Scholes valuation model on the grant date and are not subsequently re-measured.

No expense is recognized for awards that do not ultimately vest such as in the case of an award forfeited by an employee due to failure to satisfy the vesting conditions. When an award is cancelled (other than by forfeiture for failure to satisfy the vesting conditions) during the vesting period, it is treated as an acceleration of vesting, and the entity recognizes immediately the amount that would otherwise have been recognized for services received over the remainder of the vesting period. When an award is surrendered by an employee (other than by forfeiture for failure to satisfy the vesting conditions), it is accounted for as a cancellation.

When new equity instruments are granted during the vesting period of the currently vesting awards, and on the date that they are granted, they are identified as replacement of the currently vesting awards, they are treated as a modification. The incremental fair value of replacement awards is recognized over its vesting period, and the replaced awards continue to be expensed as scheduled.

t) Income taxes

The income tax charge comprises of current tax and deferred tax and is recognized in profit or loss for the year, unless it relates to transactions that are recognized directly in equity.

Current taxes are measured at the amount expected to be paid to or recovered from the taxation authorities on the taxable profits or losses based on the prevailing tax rates on the reporting date and any adjustments to taxes payable in previous years. Taxable profits or losses are based on estimates if financial statements are authorized prior to filing relevant tax returns. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

The calculation of deferred taxes is based on the balance sheet liability method that refers to the temporary differences between the tax bases of assets and liabilities and their carrying amounts. The method of calculating deferred taxes depends on how the asset’s carrying amount is expected to be realized and how the liabilities will be paid. However, in accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred taxes are measured at tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets are offset against deferred tax liabilities if the taxes are levied by the same taxation authority and the entity has a legally enforceable right to offset current tax assets against current tax. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that they are believed to be recoverable.

u) Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM), which are the same figures as those presented in the statement of operations. The chief operating decision maker is comprised of two Co-CEOs and the CFO. In the periods presented, the Group had one operating and reportable segment, an e-Commerce platform. Although the e-Commerce platform consists of different business platforms of the Group, the CODM makes decisions as to how to allocate resources based on the long-term growth potential of the

Company as determined by market research, growth potential in regions, and various internal key performance indicators. The Group’s geographical distribution of revenue and property and equipment was as follows:

Revenue	For the year ended
in thousands of EUR	December 31, 2019	December 31, 2018	December 31, 2017
West Africa(1)	68,919	65,655	44,934
North Africa(2)	57,238	36,947	28,434
East and South Africa(3)	32,839	25,947	16,808
Portugal	43	509	2,067
France	—	—	623
United Arab Emirates	49	—	—
Germany	1,320	—	188
Total	160,408	129,058	93,054

Property and equipment	As of
in thousands of EUR	December 31, 2019	December 31, 2018
West Africa(1)	5,201	2,552
North Africa(2)	4,878	1,620
East and South Africa(3)	6,243	680
Portugal	986	109
United Arab Emirates	82	58
Germany	44	1
Total	17,434	5,020
(1)	West Africa covers Nigeria, Ivory Coast, Senegal, Cameroon and Ghana.
(2)	North Africa covers Egypt, Tunisia, Morocco and Algeria.
(3)	East and South Africa covers Kenya, Tanzania, Uganda, Rwanda and South Africa.

.

3      Significant accounting estimates, judgments and assumptions in applying accounting policies

The preparation of the Group’s consolidated financial statements requires its management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, including disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Consolidation of entities

In course of its operations, Jumia uses services from entities in which it does not hold the majority of the voting rights. These entities are either:

-	operating services companies for the Group providing payroll and support services,
-	operating e-commerce services in countries where a local partner is required to hold majority of the voting rights,
-	owned by group executive acting as de-facto agent for the Group.

As of December 31, 2019 and 2018, the Group has determined that it controls these entities as it has power over the investees, rights to variable returns and the ability to use its power over the investee to affect the amount of these returns.

Determining the lease term of contracts with renewal and termination options – Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customisation to the leased asset)

Revenue from contracts with customers

The Group applied the following judgements that significantly affect the determination of the amount and timing of revenue from contracts with customers:

Principal versus agent considerations

The Group enters into contracts where it acts as a seller and determines the price and bears the obligation to deliver those goods to the consumer. Under these contracts, the Group determines that it controls the goods before they are transferred to customers and hence is a principal. Additionally, in cases where the group enters into transactions wherein it provides fulfillment and marketing services, it is obliged to deliver the services as well as has the discretion to set the price, and hence is considered as a principal in such transactions.

In cases where the Group enters into a contract that provides the selling platform to vendors to sell goods directly to consumers, the Group has no discretion in setting the price and has no inventory risk and hence is considered as the agent in such transactions.

Estimates and assumptions

Uncertain tax positions

The application of tax rules to complex transactions is sometimes open to interpretation, both by the Group and taxation authorities. Those interpretations of tax law that are unclear are generally referred to as uncertain tax positions.

Uncertain tax positions are assessed and reviewed by management at the end of each reporting period. Liabilities are recorded for tax positions that are determined by management as more likely than not to result in additional taxes being levied if the positions were to be challenged by the tax authorities. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. These judgments are based on the interpretation of tax laws that have been enacted or substantively enacted by the end of the reporting period, and any known court or other rulings on such issues. Liabilities for penalties, interest and taxes are recognized based on management’s best estimate of the expenditure required to settle the obligations at the end of the reporting period. Management’s best estimate of the amount to be provided is determined by their judgment and, in some cases, reports from independent experts. Further details can be found in note 19.

Share-based compensation

For grants prior to July 1, 2017, the Group measured the fair value of its ordinary shares and the equity value of each of its subsidiaries. The fair value of the Group’s ordinary shares as of each award grant date was determined using the market approach based on external rounds of financing. The Group employed the prior sale of company stock method to estimate its aggregate equity value, which considers any prior arm’s length sales of the company’s equity securities. Considerations factored into the analysis include: the type and amount of equity sold, the relationship of the parties involved, risk-free rate, the timing compared to the ordinary shares valuation date and the financial condition and structure of the company at the time of the sale. Throughout 2014, 2015 and 2016, the Group held a number of financing rounds which resulted in the issuance of shares. The shares were transacted with existing and new investors, and therefore the Group considered the pricing a strong indication of fair value. The equity value of each subsidiary was estimated using the income approach, based on expected future cash flows. The future cash flows are discounted using a weighted average cost of capital that takes into consideration the stage of development of the business and the industry and geographies in which the Group operates.

For grants subsequent to July 1, 2017, but prior to May 10, 2019, the Group measured the fair value of its ordinary shares and of its call options as follows: the fair value of the Group’s ordinary shares was based on the income approach to estimate the equity value of the Group. The future cash flows are discounted using a weighted average cost of capital that takes into consideration the stage of development of the business in each of the countries in which the Group operates.

For grants subsequent to May 10, 2019 (grants after IPO), the fair value of share is derived based on the value per ADS of Jumia Technologies AG traded on the New York Stock Exchange converted into Euro.

For all grants subsequent to July 1, 2017, the fair value of the Group’s call options is derived from the fair value of the Group’s ordinary shares measured based on the Black-Scholes-Merton formula with the underlying assumptions that:

-	The options can be exercised only on the expiry date
-	There are no taxes or transaction costs and no margin requirements
-	The volatility of the underlying asset is constant and is defined as the standard deviation of the continuously compounded rates of return on the share over a specified period
-	The risk-free interest rate is relatively constant over time

This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. These inputs, and the volatility assumption in particular, are considered to be highly complex and subjective. Because the Group’s shares had not been publicly traded before April 12th, 2019, it lacks sufficient company-specific historical and implied volatility information for its shares. Therefore, it estimates expected share price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

Further details can be found in note 15.

Inventories

The valuation of inventory at net realizable value requires judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual consumers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain and changes in estimates and assumptions may cause material write-downs in the future. Further details can be found in note 8.

Impairment of trade and other receivables

The Group estimates losses on trade and other receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. Allowances for doubtful accounts are maintained based on an assessment of the collectability of specific consumer accounts, the aging of receivable and other economic information on both a historical and prospective basis. Further details can be found in the Note 11.

The Group recognizes an allowance for expected credit losses (“ECLs”) applying the simplified method permitted by IFRS 9 for trade receivables. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. Using the practical expedient that is allowed by the standard, the Group has established a provision matrix that is based on its historical credit loss experience for the past 2 years, adjusted for forward-looking factors specific to the debtors and the economic environment, which will be adjusted every reporting date based on economic conditions. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

Generally, trade receivables are written-off if past due for more than one year and are not subject to enforcement activity under credit risk.

Leases- Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the leases, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

4      New accounting pronouncements

a) New standards, interpretations and amendments adopted by the Group

The Group applied IFRS 16 and IFRIC Interpretation 23 as of January 1, 2019.

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The effect of adoption IFRS 16 as at January 1, 2019 (increase/(decrease)) is as follows:

As of
In thousands of EUR	January 1, 2019
Assets
Right-of-use assets	10,546
Prepayments	(1,399)
Total assets	9,147

Liabilities
Borrowings	9,147
Total liabilities	9,147

Nature of the effect of adoption of IFRS 16

The Group has lease contracts for various items of property, vehicles and other equipment.

Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Group.

•	Leases previously classified as finance leases:

At the transition date the Group didn’t have any financial leases.

•	Leases previously accounted for as operating leases:

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets.

The Group also applied the available practical expedients as follows:

•	Applied a single discount rate to the assets with similar characteristics.
•	Did not recognize leases for which the term ends within 12 months of the date of initial application – this means the Group did not apply this approach for the contracts which end during 2019.
•	Excluded initial direct costs from the measurement of right-of-use assets at the date of initial application.

Based on the above, as at January 1, 2019, the Group recognized:

•	Right-of-use assets of EUR 10,546 thousands presented within Property and Equipment in the statement of financial position. This relates to the lease assets recognized previously as operating leases.
•	Lease liabilities of EUR 9,147 thousands (included in Borrowings).
•	Prepayments of EUR 1,399 thousands related to previous operating leases.

Operating lease commitments recognized as lease liability in the consolidated statement of financial position

Set out below, is the reconciliation of the operating lease commitments to lease liabilities upon adoption:

As of
In thousands of EUR	December 31, 2018

Operating lease commitments as at December 31, 2018	9,230
Short-term leases recognized on a straight-line basis as an expense during 2019	(731)
Exercise of renewal option	3,013
Other	478
Total	11,990

Discounted using incremental borrowing rate at the date of the initial application	(2,843)
Lease liabilities recognized as at January 1, 2019	9,147

Amounts recognized in the consolidated statement of financial position and consolidated statement of operations and comprehensive income (loss)

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

In thousands of EUR	Right of use assets	Lease Liabilities

As at January 1, 2019	10,546	9,147
Additions	4,230	4,180
Depreciation	(4,518)	—
Interest expense	—	1,293
Lease modifications	(580)	(598)
Payments	—	(4,945)
Effect of translation	93	106
As at December 31, 2019	9,771	9,183

The Group recognized rent expense from short-term leases of EUR 1,682 thousands and expenses from leases whose term ends within 12 months of the date of initial application of EUR 135 thousands in the year ended December 31, 2019.

IFRIC 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately
•	The assumptions an entity makes about the examination of tax treatments by taxation authorities
•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates
•	How an entity considers changes in facts and circumstances

An entity has to determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed. The Group applies significant judgement in identifying uncertainties over income tax treatments.

Since the Group operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements. At December 31, 2019, the assessment by Jumia of uncertainty on its income tax positions accounted for EUR 9,656 thousand (YE 2018: EUR 10,734 thousand).

Income tax payables as of December 31, 2019 comprise the following:

As of
December 31, 2019
Income Tax Payables
Income Tax Payables	400
Provision for Income Tax	9,656
Total	10,056

The Group adopted IFRIC 23 using the retrospective method with the date of initial application of 1 January 2018. The comparative financial statements were adjusted accordingly.

The effect of IFRIC 23 adoption as at January 1, 2018 is as follows:

As of
In thousands of EUR	January 1, 2018
Income Tax Provisions
Income Tax Provisions	10,716
Reclassification	(10,716)
Total	—

Income Tax Payables
Income Tax Payables	117
Reclassification	10,716
Total	10,833

Set out below, are the carrying amounts of the Group’s Income Tax payables and the movements during the period:

In thousands of EUR	Income Tax Provisions

As at January 1, 2018	10,833
Additions	49
Reclassification
Effect of translation	—
As at December 31, 2018	10,882

b) Standards issued but not yet effective

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below.

IFRS 17 – Insurance contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. A few scope exceptions will apply. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. The core of IFRS 17 is the general model, supplemented by:

•	A specific adaptation for contracts with direct participation features (the variable fee approach)
•	A simplified approach (the premium allocation approach) mainly for short-duration contracts IFRS 17 is effective for reporting periods beginning on or after 1 January 2021, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17.

Amendments to IFRS 3: Definition of a business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Amendments to IAS 1 and IAS 8: Definition of Material.

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

The group does not expect a material impact upon adoption of any of these standards and is not planning early adoption.

5      Group Information

At December 31, 2019, Jumia consolidated the following subsidiaries:

Company name	Country of incorporation	% equity		Principal activities
		December 31, 2019	December 31, 2018

Jumia Technologies AG	GERMANY	100.00	100.00	Top Holding
Africa Internet Services SAS	FRANCE	100.00	100.00	Services
African Internet Services S.A.	ANGOLA	99.82	99.82	Online retailer
AIH General Merchandise Algeria UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH General Merchandise Cameroon UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH General Merchandise Egypt UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH General Merchandise Ghana UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH General Merchandise Ivory Coast UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH General Merchandise Kenya UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH General Merchandise Morocco UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH General Merchandise Nigeria UG (haftungsbeschränkt) & Co. KG	GERMANY	99.71	99.71	Holding
AIH General Merchandise Tanzania UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH General Merchandise UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH Subholding Nr. 10 UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH Subholding Nr. 11 UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH Subholding Nr. 12 UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH Subholding Nr. 15 UG & Co. KG	GERMANY	—	99.82	Holding
AIH Subholding Nr. 17 UG & Co. KG	GERMANY	—	99.82	Holding
AIH Subholding Nr. 8 UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
AIH Subholding Nr. 9 UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
Atol Internet Serviçes Limitada	MOZAMBIQUE	99.82	99.82	Marketplace
Atol Internet Services Ltd.	MAURITIUS	99.82	99.82	Marketplace
Atol Internet Services Ltd. (Zambia)	ZAMBIA	99.82	99.82	Marketplace
Atol Internet Services Nigeria Ltd.	NIGERIA	—	99.71	Marketplace

Atol Internet Services Rwanda	RWANDA	99.82	99.82	Marketplace
Atol Internet Services S.a.r.l. Tunisia	TUNISIA	99.82	99.82	Marketplace
Atol Ivory Coast SARL	COTE D'IVOIRE	99.82	99.82	Marketplace
Atol Services Congo Ltd.	CONGO	99.82	99.82	Marketplace
Atol Services Gabon SARL	GABON	99.82	99.82	Marketplace
Atol Technology PLC	ETHIOPIA	99.82	99.82	Marketplace
Bambino 162. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Digital Services XLV (GP) S.à r.l.	GERMANY	100.00	100.00	Services
EasyTaxi Egypt	EGYPT	99.82	99.82	Taxi booking platform
Ecart Internet Services Nigeria Ltd.	NIGERIA	99.71	99.71	Online retailer
Ecart Services Algeria SARL	ALGERIA	99.82	99.82	Online retailer
Ecart Services Cameroon Ltd.	CAMEROON	99.82	99.82	Online retailer
Ecart Services Ghana Ltd.	GHANA	—	99.82	Online retailer
Ecart Services Ivory Coast SARL	COTE D'IVOIRE	99.82	99.82	Online retailer
Ecart Services Kenya Ltd.	KENYA	99.82	99.82	Online retailer
Ecart Services Morocco Sarlau	MOROCCO	99.82	99.82	Online retailer
Ecart Services Tanzania Ltd.	TANZANIA	99.82	99.82	Online retailer
Gabi Internet Services Ltd.	NIGERIA	—	99.71	Online travel agency
Hellopay Africa Integrated Services Ltd. (formerly: Lipco Internet Services Nigeria)	NIGERIA	99.82	99.82	Vehicle marketplace
Jade E-Services Algeria SARL	ALGERIA	99.82	99.82	Marketplace
Jade E-Services Ghana Ltd.	GHANA	99.82	99.82	General Partner for Top Holding
Jade E-Services Kenya Ltd.	KENYA	99.82	99.82	General Partner for Top Holding
Jade E-Services Senegal SARL (formerly: Hellofood Senegal SUARL)	SENEGAL	99.82	99.82	General Partner for Top Holding
Jade E-Services South Africa Proprietary Ltd.	SOUTH AFRICA	99.82	99.82	Online retailer
Jade E-Services Tunisia Suarl	TUNISIA	98.82	99.82	Online real estate marketplace
Jade E-Services Uganda Ltd.	UGANDA	99.82	99.82	General Partner for Top Holding
Jade Internet E-Services Nigeria Ltd.	NIGERIA	—	99.82	General Partner for Top Holding
Jolali Global Resources Ltd.	NIGERIA	99.71	89.74	Services
Jumia Egypt LLC	EGYPT	99.82	99.82	Online retailer
Jumia Eservices SARL	TUNISIA	99.82	99.82
Jumia Facilities Management Services L.L.C	Dubai	100.00	100.00	Services
Jumia for Trading LLC	EGYPT	100.00	—	Online retailer
Jumia UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	99.82	Holding
Jumia USA LLC	USA	100.00	—	Services
Juwel 162. V V UG (haftungsbeschränkt)	GERMANY	99.82	—	Service Company
Juwel 193. V V UG (haftungsbeschränkt) & Co. Siebte Verwaltungs KG	GERMANY	99.82	99.82	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Zwölfte Verwaltungs KG	GERMANY	99.82	99.82	Holding
Juwel 193. V V UG (haftungsbeschränkt)	GERMANY	99.82	99.82	General Partner

Juwel 193. V V UG (haftungsbeschränkt) & Co. 128. Verwaltungs KG	GERMANY	99.82	99.82	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 132. Verwaltungs KG	GERMANY	99.82	99.82	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 23. Verwaltungs KG	GERMANY	99.82	99.82	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 24. Verwaltungs KG	GERMANY	99.82	99.82	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Dritte Verwaltungs KG	GERMANY	99.82	99.82	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Fünfte Verwaltungs KG	GERMANY	99.82	99.82	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Vierte Verwaltungs KG	GERMANY	99.82	99.82	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Zehnte Verwaltungs KG	GERMANY	99.82	99.82	Holding
Juwel 194. V V UG (haftungsbeschränkt)	GERMANY	99.82	99.82	General Partner
Juwel 194. V V UG (haftungsbeschränkt) & Co. Erste Verwaltungs KG/ ZANDO	GERMANY	99.82	99.82	Zando Holding
Juwel E-Services Tanzania Ltd.	TANZANIA	99.82	99.82	Not active
Lendico S.A (PTY) Ltd.	SOUTH AFRICA	99.82	99.82	Not active
Lipco Internet Services Zimbabwe Ltd.	ZIMBABWE	99.82	99.82	Marketplace
Silveroak Internet Services Portugal, Unipessoal Lda	PORTUGAL	100.00	100.00	IT Services
Vamido Global Resources Ltd.	NIGERIA	99.71	99.71	Services

The changes in scope during 2019 result from acquisitions, mergers and abandon of operations.

The group acquired Jumia for Trading LLC and Jumia US LLC was created in the course of this year. Mergers occurred in Nigeria (Atol Internet Serv Nigeria, Gabi Internet Serv. Ltd and Jade Internet E-Services Nigeria) and Germany (AIH Subh Nr 15 KG and AIH Subh Nr 17 KG).

The Group announced the decision to cease operations in four entities starting November 2019, when their activities were fully abandoned – ECART Serv Cameroon Ltd, Atol Internet Serv. Rwanda, Ecart Serv. Tanzania Ltd, Juwel E-Services Tanzania, Ltd. These operations do not represent a major line of business or a geographical area, nor are they a significant part of the group operations and hence, are not separately disclosed as discontinued operations and assets held for sale. The loss of the year was recognized during 2019.

6      Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below.

The proportion of equity interest held by non-controlling interests is as follows:

	Country of incorporation	As of
Name	and operation	December 31, 2019	December 31, 2018
ECART Internet Services Nigeria	NIGERIA	0.29%	0.29%
Jumia Egypt LLC	EGYPT	0.18%	0.18%
ECART services Morocco Sarl	MOROCCO	0.18%	0.18%
ECART services Kenya Limited	KENYA	0.18%	0.18%
ECART services Ivory Coast SRL	IVORY COAST	0.18%	0.18%
Jade E-Services South Africa PTY Ltd	SOUTH AFRICA	0.18%	0.18%

Net equity attributed to non-controlling interests of these subsidiaries is as follows:

	As of
Name	December 31, 2019	December 31, 2018
ECART Internet Services Nigeria	(825)	(608)
Jumia Egypt LLC	(226)	(163)
ECART services Morocco Sarl	(149)	(110)
ECART services Kenya Limited	(126)	(92)
ECART services Ivory Coast SRL	(125)	(96)
Jade E-Services South Africa PTY Ltd	(74)	(63)
Other subsidiaries	1,027	1,015
Total	(498)	(117)

The statutory financial position and comprehensive income of these subsidiaries attributed to non-controlling interests are shown below:

	For the year ended December 31, 2019
			Total Comprehensive
In thousands of EUR	Revenue	Loss for the year	loss of the year
ECART Internet Services Nigeria	97	(127)	(126)
Jumia Egypt LLC	48	(63)	(64)
ECART services Morocco Sarl	49	(39)	(39)
ECART services Kenya Limited	21	(34)	(34)
ECART services Ivory Coast SRL	46	(29)	(29)
Jade E-Services South Africa PTY Ltd	32	(11)	(11)
Total	293	(303)	(303)

	For the year ended December 31, 2018
			Total Comprehensive
In thousands of EUR	Revenue	Loss for the year	loss of the year
ECART Internet Services Nigeria	80	(103)	(104)
Jumia Egypt LLC	41	(47)	(47)
ECART services Morocco Sarl	23	(25)	(25)
ECART services Kenya Limited	16	(30)	(29)
ECART services Ivory Coast SRL	52	(26)	(26)
Jade E-Services South Africa PTY Ltd	28	(12)	(11)
Total	240	(243)	(242)

	As of December 31, 2019
	Total	Total	Total
In thousands of EUR	Non-current assets	Current assets	Current liabilities
ECART Internet Services Nigeria	7	26	658
Jumia Egypt LLC	4	20	240
ECART services Morocco Sarl	4	14	167
ECART services Kenya Limited	6	8	122
ECART services Ivory Coast SRL	3	13	142
Jade E-Services South Africa PTY Ltd	5	19	57
Total	29	100	1,386

	As of December 31, 2018
	Total	Total	Total
In thousands of EUR	Non-current assets	Current assets	Current liabilities
ECART Internet Services Nigeria	4	19	424
Jumia Egypt LLC	2	11	164
ECART services Morocco Sarl	2	9	120
ECART services Kenya Limited	1	11	88
ECART services Ivory Coast SRL	1	12	109
Jade E-Services South Africa PTY Ltd	1	15	41
Total	11	77	946

At the level of the subsidiary that generates the non-controlling interest, operating loss is a fair representation of the operating cash flow of the period.

The statutory net cash flows of these subsidiaries attributed to non-controlling interests are shown below:

	As of December 31, 2019
	Net cash flows used in
In thousands of EUR	Operating activities	Investing activities	Financing activities
ECART Internet Services Nigeria	(21)	2	(2)
Jumia Egypt LLC	(26)	(2)	(1)
ECART services Morocco Sarl	(14)	(1)	(1)
ECART services Kenya Limited	(24)	(1)	(1)
ECART services Ivory Coast SRL	(12)	(1)	(1)
Jade E-Services South Africa PTY Ltd	(8)	(1)	(1)
Total	(105)	(4)	(7)

	As of December 31, 2018
	Net cash flows used in
In thousands of EUR	Operating activities	Investing activities	Financing activities
ECART Internet Services Nigeria	(36)	(2)	—
Jumia Egypt LLC	(21)	(1)	—
ECART services Morocco Sarl	(14)	(1)	—
ECART services Kenya Limited	(10)	—	—
ECART services Ivory Coast SRL	(14)	(1)	—
Jade E-Services South Africa PTY Ltd	(13)	—	—
Total	(108)	(5)	—

7      Property and Equipment

Movements in the carrying amount of property and equipment were as follows:

			Transportation
			equipment,
			office
		Technical	equipment	Right of use
		equipment and	and other	assets - Office
In thousands of EUR	Buildings	machinery	equipment	and Warehouse	Total
Cost
Balance as of January 1, 2018	997	856	6,339	—	8,192
Additions	377	618	2,513	—	3,508
Disposals	(6)	(1)	(217)	—	(224)
Effect of translation	17	10	125	—	152
Reclassification	109	—	(94)	—	15
Balance as of December 31, 2018	1,494	1,483	8,666	—	11,643
Additions	1,111	1,011	3,536	3,650	9,308
Disposals	(85)	(135)	(503)	—	(723)
Effect of translation	106	49	265	93	513
Cancelation of leases	—	—	—	(229)	(229)
IFRS 16 adoption	—	4	(15)	10,546	10,535
Balance as of December 31, 2019	2,626	2,412	11,949	14,060	31,047
Accumulated depreciation
Balance as of January 1, 2018	(542)	(417)	(3,858)	—	(4,817)
Depreciation charge	(268)	(273)	(1,319)	—	(1,860)
Accumulated depreciation on disposals	1	—	151	—	152
Effect of translation	(16)	(6)	(66)	—	(88)
Reclassification	(39)	—	29	—	(10)
Balance as of December 31, 2018	(864)	(696)	(5,063)	—	(6,623)
Depreciation charge	(466)	(488)	(2,225)	(4,518)	(7,697)
Accumulated depreciation on disposals	57	99	458	—	614
Effect of translation	(56)	(23)	(142)	—	(221)
Cancelation of leases	—	—	—	223	223
Reclassification	—	—	85	6	91
Balance as of December 31, 2019	(1,329)	(1,108)	(6,887)	(4,289)	(13,613)
Carrying amount as of December 31, 2018	630	787	3,603	—	5,020
Carrying amount as of December 31, 2019	1,297	1,304	5,062	9,771	17,434

8      Inventories

Inventories are comprised of the following:

	As of
In thousands of EUR	December 31, 2019	December 31, 2018
Merchandise available for sale	11,176	10,593
Less: Provision for slow moving and obsolete inventories	(1,180)	(1,162)
Total Inventories	9,996	9,431

The total cost of inventory recognized as an expense in the consolidated profit or loss was EUR 84,506 thousand (2018: 84,849).

Provision for slow moving and obsolete inventories

The movement in the provision for inventories is as follows:

In thousands of EUR
Balance as of January 1, 2018	1,435
Additions	945
Reversal	(657)
Use of provision	(576)
Effect of translation	15
Balance as of December 31, 2018	1,162
Additions	886
Reversal	(611)
Use of provision	(317)
Effect of translation	60
Balance as of December 31, 2019	1,180

The provisions are reversed whenever correspondent items are either sold or returned to the vendors.

.

9      Cash and cash equivalents

Cash and cash equivalents comprised the following:

	As of
In thousands of EUR	December 31, 2019	December 31, 2018
Cash at bank and in hand	52,729	100,635
Short-term deposits	117,292	—
Total Cash and cash equivalents	170,021	100,635

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

There is no restricted cash on cash and cash equivalents at December 31, 2019 (December 31, 2018: nil).

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified expected credit loss was immaterial.

10      Term Deposits

Term deposits comprised the following:

	As of
	December 31, 2019	December 31, 2018
Short term deposits in banks	62,418	—
Term Deposits	62,418	—

Deposits represent interest bearing deposit with a commercial bank for a fixed period of more than 3 months.

11    Trade and other receivables

Trade and other receivables were comprised of the following:

		As of
In thousands of EUR	Note	December 31, 2019	December 31, 2018
Advances to suppliers		2,356	236
Trade notes and accounts receivable		17,780	12,319
Thereof to related parties	29	371	402
Less: Allowance for impairment of trade notes and accounts receivable		(8,283)	(4,254)
Unbilled revenues		858	1,518
Accrued marketplace revenue		—	24
Other receivables		4,728	3,675
Thereof to related parties	29	—	6
Less: Allowance for impairment of other receivables		(503)	(484)
Trade and other receivables		16,936	13,034

Allowance for expected credit losses

The movement of allowance for expected credit losses (“ECL”) of trade notes and accounts receivables and other receivables (including related parties) is as follows:

	ECL of trade notes
	and accounts	ECL of other
In thousands of EUR	receivable	receivables
Balance as of January 1, 2018	3,221	385
Additions	4,847	119
Reversal	(499)	(31)
Use of provision	(3,405)	—
Effect of translation	90	11
Balance as of December 31, 2018	4,254	484
Additions	6,178	71
Reversal	(318)	(54)
Use of provision	(2,025)	—
Effect of translation	194	2
Balance as of December 31, 2019	8,283	503

The ageing analysis of trade notes and accounts receivables is as follows:

					Past due but not impaired
			Total	Neither past
		Total	expected	due nor	< 30	30 - 90	>90
In thousands of EUR	Total net	gross	credit losses	impaired	days	days	days
As of December 31, 2019	9,497	17,780	(8,283)	3,291	1,554	2,515	2,137
As of December 31, 2018	8,065	12,319	(4,254)	5,389	946	1,655	75

See Note 31 for disclosure of how the Group manages and measures credit quality of trade and other receivables that are neither past due nor impaired.

12      Prepaid expense and other current assets

As of December 31, 2019, prepaid expense and other current assets was comprised of prepaid server hosting fees and software licenses EUR 7,788 thousand (2018: 1,625), advance payments to the Group’s partners for flight and other online payment services amounting to EUR 2,168 thousand (2018: 1,474) and prepaid fees related to a planned capital transaction amounting to EUR 240 thousand (2018: EUR 1,257 thousand). The remaining amount of EUR 2,397 thousand is related to prepaid rent, insurance and other goods and services (2018: EUR 3,028 thousand).

13      Share capital and share premium

Ordinary shares issued and fully paid as at December 31, 2019

Number of shares	Class	Par value €	Share capital €	Share premium €	Total
156,816,494	Ordinary	1	156,816	1,018,276	1,175,092
Total		1	156,816	1,018,276	1,175,092

The total authorized number of ordinary shares is 156,816,494 shares as at December 31, 2019 (2018: 132,631 shares) with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.

During 2019, 156,683,863 shares were issued, all fully paid, relating to the entry of a new investor in January 2019 and the Initial Public Offering (IPO) with concurrent private placement in April 2019. The nominal value of all shares issued is €1 each. Transaction costs of EUR 7,357 thousand related to the new investor and IPO are recognized directly in the capital reserve. Additionally, 2,550,066 stock options were exercised in November 2019 which will increase the share capital of the Company by 2,550,066 shares. The capital increase for the stock options will be conducted in 2020.  Related transaction costs recognized in prepaid expenses amount to EUR 240 thousand. In total, in 2019, the Group received capital contributions of EUR 329,161 thousand.

Ordinary shares issued and fully paid as at December 31, 2018

Number of shares	Class	Par value €	Share capital €	Share premium €	Total
132,631	Ordinary	1	133	845,787	845,920
Total		1	133	845,787	845,920

In 2018, the Group called and received capital contributions amounting to EUR 215,985 thousand.

14      Other Reserves

		Exchange
		difference on net
		investment in	Currency	Total
	Capital	foreign	translation	other
In thousands of EUR	reserves	operations	adjustment	reserves
As of January 1, 2017	34,040	(49,973)	43,619	27,686
Other comprehensive loss	—	(46,835)	45,234	(1,601)
Total comprehensive loss for the year	—	(46,835)	45,234	(1,601)
Share-based payments	26,258	—	—	26,258
Change in Non-controlling interests	(1,426)	—	—	(1,426)
As of December 31, 2017	58,872	(96,808)	88,853	50,917
Other comprehensive loss	—	9,053	(9,229)	(176)
Total comprehensive loss for the year	—	9,053	(9,229)	(176)
Share-based payments (Note 16)	17,256	—	—	17,256
Change in Non-controlling interests	—	(1,888)	(16)	(1,904)
As of December 31, 2018	76,128	(89,643)	79,608	66,093
Other comprehensive loss	—	20,179	(19,449)	730
Total comprehensive loss for the year	—	20,179	(19,449)	730
Share-based payments (Note 16)	37,267	—	—	37,267
Change in Non-controlling interests	—	—	24	24
As of December 31, 2019	113,395	(69,464)	60,183	104,114

The share-based payment reserve represents the Group’s cumulative equity settled share option expense.

The Currency translation adjustment reserve represents the cumulative exchange differences on the translation of the Group’s overseas subsidiaries into the Group’s presentation currency.

The foreign exchange reserve represents the cumulative amount of the exchange differences related to a foreign operation that is consolidated.

15      Share-based compensation

2012 Call-Option Plan – the previous agreements

As from 2012, eligible employees of the Company and its subsidiaries were provided with the opportunity to invest indirectly in the equity instruments of a subsidiary of the Company, via a trustee company holding the equity instruments (“Original Trust Interest”).

Share-based payment awards were directly tied to the value of the local subsidiaries. The fair value of share-based payment awards made relate to equity instruments of the Company and its subsidiaries. In relation to employees’ share investments, the employee and the Company entered into an angel agreement containing certain obligations regarding vesting rights which relate to the indirect share interest holding of the employee in the partnership. Accordingly, the grant date was established no later than the date of the last signature of these agreements since both parties had explicitly agreed to the arrangement as of this date.

The plan remained active until June 30, 2017.

Stock Option Program 2016 (JSOP 2016)

In 2017, a new equity-settled share-based payment plan was adopted, which replaced the eligible awards in the plan rolled out in 2012. The new plan took effect from July 1, 2017.

Under this share-based payment plan, there are two types of awards: option and participation.

Participation awards represent a partnership interest and capital participation in the Jumia UG & Co. which effectively holds the entire business of the Group. These awards (“Jumia Trust Interest”) are only given to selected participants to replace their previous indirect share interest holding (“Original Trust Interest”). The previous agreement was modified so that the original Trustee (“Bambino 53. V V UG”) ceased to exist and all converted Trust Interests are transferred to the new Trustee (“Juwel. 179 V V UG”). All participation awards vest in full at the grant date.

Option awards are a call-option contract on equity instruments of Jumia UG & Co. which can be exercised in the future to obtain participation in Jumia UG & Co. The call-option agreement includes 2 groups of call-options:

Privileged group: awards which vest in full at the grant date.

Ordinary group: awards with 4 alternative vesting conditions:

Alternative 1: vest in full after a cliff period, generally from 9 to 18 months.

Alternative 2: vest in full once either the Holding or Supported Enterprises reach Profitability.

Alternative 3: vest in full one year after an Exit.

Alternative 4: vest in full when the value of the Holding reaches a target at the Exit date.

Pre IPO Events

In order to facilitate the IPO in April 2019, the Company performed several restructuring steps prior to the IPO, in 2019, which also affected the existing Stock Option Program 2016 (“JSOP 2016”).

Prior to the conversion of Africa Internet Holding GmbH (“AIH”) into a stock company, all JSOP 2016 participants were instructed to modify their call option agreement with Jumia UG (haftungsbeschränkt) & Co. KG (“Jumia KG”) and conclude a revised call option agreement with AIH (the “Roll-up”). The purpose of the Roll-up agreement was to change the counterparty and the underlying shares of the options respectively (AIH instead of Jumia KG) due to the reorganization of the group.

In a next step, AIH was converted into a stock company named Jumia Technologies AG.

Furthermore, in February 2019, Jumia Technologies AG executed a share capital increase by utilizing the Company’s own funds by nearly EUR 100m (“Capital Increase”). As a result of the Capital Increase, (i) the nominal value of the Call Option Shares has increased proportionally to the Capital Increase, and (ii) due to legal requirements the Exercise Price had to be increased to reflect the statutory minimum issue price per share of EUR 1.00. All JSOP 2016 participants were put in the same economic position as before the restructuring steps. Therefore, the JSOP had to be modified to ensure that the participants’ economic position is not negatively affected.

Jumia Technologies AG accounts for the JSOP 2016 as an equity-settled plan under IFRS 2. The restructuring steps did not change the classification and did not lead to a recognition of an incremental fair value.

With the resolution of the general meeting on 15 February 2019, a new stock option program 2019 (“SOP 2019”) and a corresponding capital increase (conditional capital) was approved. The supervisory board has implemented the SOP 2019 on March 11, 2019.

Moreover, the management board and the supervisory board agreed in this meeting, to implement a further share-based payment program – the Virtual Restricted Stock Units Program (“VRSUP 2019”).

IPO

After the IPO on the April 12, 2019, the vesting conditions for Ordinary 2 and Ordinary Stock Options of the JSOP 2016 were met. This led to an additional recognition of expenses of EUR 11,200 thousand as the IPO probability was previously assessed at 50%.

In addition, the vesting conditions for Ordinary 4 Stock Options were met. This led to an additional recognition of expenses of EUR 4,400 thousand as the probability for the meeting of the vesting criteria was previously assessed at 50%.

Option Programs 2019

SOP 2019

Jumia Technologies AG granted stock options to beneficiaries under the terms and conditions of the SOP 2019 in May 2019 (May 10, 2019 for most beneficiaries, May 22, 2019 for one individual beneficiary).

Each stock option entitles the holder to receive one share of Jumia Technologies AG for an exercise price of EUR 1 after a waiting period of four years, starting in May 2019, as defined by the individual grant agreements. The exercise period starts directly after the waiting period and ends after seven years. The exercise of stock options is not possible during defined blackout periods.

The stock options can only be exercised, if the average annual growth rate of the Gross Merchandise Volume amounts to at least 10% during the four years waiting period. If this performance target is not met, all options will lapse.

Moreover, the stock options are subject to vesting requirements. The stock options shall generally vest in one or more tranches. The SOP 2019 plan sets out several criteria of bad leaver and good leaver cases. For beneficiaries, who are members of the management board, the total vesting period shall be at least four years and all unexercised options will be forfeited, if the employee resigns and start working for a competitor within six months after the resignation. If other beneficiaries (i.e. not members of the management board) resign before the vesting date as specified in the individual grant agreements and are classified as good leaver, all stock options will remain and be exercisable.

However, all unexercised stock options will be forfeited, if a beneficiary terminates the employment within four years after the IPO on April 12, 2019.

According to the individual grant agreements, the stock options will vest on May 10, 2023 and are not subject to further performance conditions. Except for one individual beneficiary who received two tranches under the SOP 2019 with stock options that vest on May 23, 2021 and stock options that vest on May 23, 2023.

If Jumia Technologies AG pays dividends during the waiting period or exercise period, the beneficiaries are entitled to receive a dividend payment for each vested but not yet exercised stock option. However, Jumia Technologies AG does not expect to pay dividends during the next years.

The stock options of the SOP 2019 are an equity-settled plan as the beneficiaries receive one share for each exercised option. For equity-settled awards, the expenses to be recognized are determined based on the grant date fair value of the awards. The fair value will not be subsequently remeasured after the grant date.

The expenses are recognized over the relevant vesting period. The vesting period started on the grant date. As a beneficiary will forfeit all options if the beneficiary terminates the employment four years after the IPO, the beneficiary has to render services at least until the end of the four years. This date is April 12, 2023.

The recognition of the expenses for the beneficiaries depends mainly on the specific vesting requirements in the grant agreements. According to the individual grant agreements, the stock options will vest on May 10, 2023, which is after the above mentioned four years after the IPO.

The fair values of the call options are derived from the Black-Scholes-Merton model with the following inputs:

Grant Date	May 10, 2019	May 22, 2019
Fair value of shares (i)	EUR 10.90	EUR 10.02
Exercise price	EUR 1	EUR 1
Risk-free interest rate (ii)	0%	0%
Expected dividend yield (iii)	0%	0%
Expected life (years) (iv)	4 years	4 years
Expected volatility (v)	40%	40%

Fair value of options	EUR 9.90	EUR 9.02

(i)	The Fair value of share is derived based on the value per ADS of Jumia Technologies AG traded on the New York Stock Exchange converted into Euro.
(ii)	Risk-free interest rate is based on German government bond yields consistent to the expected life of options. A risk-free rate of 0% is considered as a floor.
(iii)	Expected dividend yield is assumed to be 0% based on the fact that the Group has no history or expectation of paying a dividend
(iv)	Expected life of share options is based on the vesting period.
(v)	Expected volatility is assumed based on the historical volatility of comparable companies in the period equal to the expected life of each grant.

VRSUP

Jumia Technologies AG granted Restricted Stock Units (each a RSU) to beneficiaries under the terms and conditions of the VRSUP 2019 on May 8 and 10, 2019 (May 10, 2019 for those beneficiaries, who received also stock options under the SOP 2019), and May 22, 2019 for one beneficiary.

Jumia Technologies AG is entitled to elect, at its sole discretion, issuing one share for each vested RSU instead of a settlement in cash. The general meeting approved conditional capital for the VRSUP 2019 on April 1, 2019. If Jumia settles the RSUs in cash, the beneficiaries will receive a payment in the amount of the average share price (closing prices) on the ten trading days prior to the last half year report of Jumia (cf. Sec. 2.6 of the VRSUP 2019).

The VRSUP 2019 gives Jumia Technologies AG a choice of settlement between cash and equity. As Jumia Technologies AG has no past practice to settle in cash nor has legal restrictions nor intends to settle in cash when a participant requests it, the VRSUP 2019 is accounted for as an equity-settled plan.

Each beneficiary received an individual grant agreement that includes the individual number of RSUs as well as possible vesting conditions, such as performance conditions and a possible maximum payout amount.

All RSUs will be forfeited if a beneficiary, who is a member of the board of management, resigns and starts working for a competitor within twelve months after the resignation. Beneficiaries, who are not a member of the board of management, need to remain employed with Jumia Technologies AG until the vesting date as specified in the individual grant agreement.

According to the individual grant agreements, the RSUs vest on May 10, 2021 for those beneficiaries who have also a grant of stock options under the SOP 2019. The RSUs for the other beneficiaries (only RSUs are granted to these beneficiaries) vest on May 8, 2020.

The specific RSUs granted in 2019 are not subject to any performance conditions or a maximum payout amount (Cap).

The fair values of the RSUs are derived from the Black-Scholes-Merton model with the following inputs:

Grant Date	May 8, 2019	May 10, 2019	May 22, 2019
Fair value of shares (i)	EUR 14.79	EUR 10.90	EUR 10.02
Exercise price	EUR 1	EUR 1	EUR 1
Risk-free interest rate (ii)	0%	0%	0%
Expected dividend yield (iii)	0%	0%	0%
Expected life (years) (iv)	1 year	2 years	2.25 years
Expected volatility (v)	40%	40%	40%

Fair value of options	EUR 13.79	EUR 9.90	EUR 9.02

(i)The Fair value of share is derived based on the value per ADS of Jumia Technologies AG traded on the New York Stock Exchange converted into Euro.

(ii)Risk-free interest rate is based on German government bond yields consistent to the expected life of options. A risk-free rate of 0% is considered as a floor.

(iii)Expected dividend yield is assumed to be 0% based on the fact that the Group has no history or expectation of paying a dividend

(iv)Expected life of share options is based on the vesting period.

(v)Expected volatility is assumed based on the historical volatility of comparable companies in the period equal to the expected life of each grant.

As a result, for the twelve months ended December 31, 2019, the Group has recognized in total EUR 37,267 thousand of share-based payment expense in the statement of operations (December 31, 2018: EUR 17,409 thousand).

Summary of awards

Due to the capital increase in February 2019 (please refer to Pre-IPO events above) the number of awards was multiplied by the factor 7.93.

In 2019, 2,550,066 of options were exercised. Summary of awards as of December 31, 2019 and the development during the year is as follows:

		Weighted	Weighted
		average	average	Weighted
		remaining	exercise	average fair
	Number of	life	price	value
	awards	(years)	(euro)	(euro)
Unvested awards outstanding at January 1, 2019	589,208	1.0	1.8	83.8
Multiplication/division factor	7.93	-	-	7.93
Unvested awards outstanding at January 1, 2019 after modification factor	4,671,733	1.0	1.8	10.6
Granted during the period	2,531,640	1.9	1.0	11.1
Exercised during the period	(2,550,066)
Forfeited during the period	(419,283)
Cancelled during the period	(8)
Vested during the period	(1,613,079)		1.0	10.8
Unvested awards outstanding at December 31, 2019	2,620,937	1.0	1.0	10.8
Vested awards outstanding at January 1, 2019	307,154			83.4
Multiplication/division factor	7.93			7.93
Vested awards outstanding at January 1, 2019 after modification factor	2,435,373		1.8	10.5
Cancelled during the period	(54)
Reclassification vested options	1,705
Vested during the period	1,613,079		1.0	10.8
Vested awards outstanding at December 31, 2019	4,050,103	—	1.0	10.7

Summary of awards as of December 31, 2018 and their valuation during the year is as follows:

		Weighted	Weighted
		average	average	Weighted
		remaining	exercise	average fair
	Number of	life	price	value
	awards	(years)	(euro)	(euro)
Unvested awards outstanding at January 1, 2018	601,591	2.1	1.9	83.3
Granted during the period	84,128	1.0	2.8	89.0
Granted as a replacement during the period	13,328	0.9	1.0	93.8
Replaced during the period	(313)		1.0	2,308.4
Forfeited during the period	(34,379)		1.0	83.3
Cancelled during the period	(85)		1.0	6,676.0
Vested during the period	(75,062)	0.4	1.8	85.1
Unvested awards outstanding at December 31, 2018	589,208	1.0	1.8	83.8
Vested awards outstanding at January 1, 2018	233,479		2.2	82.6
Cancelled during the period	(594)		0.6	1,007.4
Forfeited during the period	(146)		2.2	82.9
Replaced during the period	(647)		1.0	1,559.8
Vested during the period	75,062		1.8	85.1
Vested awards outstanding at December 31, 2018	307,154	—	1.8	83.4

16      Trade and other payables

Trade and other payables comprise the following:

		As of
In thousands of EUR	Note	December 31, 2019	December 31, 2018
Trade payables		15,762	9,653
Invoices not yet received		19,292	18,155
Accrued employee benefit costs		7,943	6,488
Sundry accruals		13,441	12,996
Thereof to related parties	30	—	191
Trade and Other Payables		56,438	47,292

Sundry accruals relate principally to consultancy, legal, marketing, IT and logistics services.

Terms and conditions of the above financial liabilities:

●	Trade payables are non-interest bearing and are normally settled on 0-90 day terms
●	Other payables are non-interest bearing and have an average term of 1-2 months
●	For terms and conditions with related parties, refer to Note 29.

For explanations on the Group’s credit risk management processes, refer to Note 31.

17      Borrowings

Lease liabilities are presented in the statement of financial position as follows:

	As of
In thousands of EUR	December 31, 2019	December 31, 2018
Current	3,056	—
Non-current	6,127	—
Total Lease liabilities	9,183	—

Set out below is the maturity of the lease liabilities classified as non-current:

In thousands of EUR	One to five years	More than five years	Total
Lease liability future payments	5,389	738	6,127

The Group has several lease contracts that include extension and termination options. Whenever the contracts do not include a mutual agreement clause, the extension options are assumed to be exercised and, therefore, are included in our lease liabilities.

Changes in liabilities arising from financing activities

In thousands of EUR	January 1, 2019	Additions	Payments	Reclassification	Effect of translation	December 31, 2019
Current lease liabilities	3,116	3,731	(4,945)	1,127	27	3,056
Non-current lease liabilities	6,031	1,144		(1,127)	79	6,127
Total liabilities from financing activities	9,147	4,875	(4,945)	—	106	9,183

Additions include EUR 1,293 thousand of accrued interest.

In thousands of EUR	January 1, 2018	Additions	Payments	Reclassification	Effect of translation	December 31, 2018
Current borrowings	2,244	—	(2,244)	—	—	—
Non-current borrowings	—	—	—	—	—	—
Total borrowings	2,244	—	(2,244)	—	—	—

Lease payments not recognized as a liability

The group has elected not to recognize a lease liability for short term leases (leases of expected term of 12 months or less) or for leases of low value assets. Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.

The expense relating to payments not included in the measurement of the lease liability is as follows:

As of
In thousands of EUR	December 31, 2019
Short-term leases	1,817
Variable lease payments	154
Total expense	1,971

At December 31, 2019 the Group was committed to short-term leases and the total commitment at that date was EUR 158 thousand.

18      Other taxes payable & Other taxes receivable

Other taxes payable relates to Value added taxes amounting to EUR 58 thousand (2018: EUR 739 thousand) and Withholding Tax amounting to EUR 4,415 thousand (2018: EUR 6,686 thousand).

Other taxes receivable relates to Value added taxes amounting to EUR 5,395 thousand (2018: EUR 4,172 thousand).

19      Provisions for liabilities and other charges

Movements in provisions for liabilities and other charges are as follows:

		Marketplace
		and consignment	Provision for
In thousands of EUR	Tax risks	goods	other expenses	Total
Balance as of January 1, 2018	14,143	241	560	14,944
Additions	5,860	—	60	5,920
Reversals	(453)	(180)	(216)	(849)
Use of provision	—	—	(324)	(324)
Reclassification	—	—	389	389
Effect of translation	125	8	5	138
Balance as of December 31, 2018	19,675	69	474	20,218
Additions	6,700	480	584	7,764
Reversals	(611)	—	(184)	(795)
Use of provision	(21)	—	(1)	(22)
Effect of translation	97	—	4	101
Balance as of December 31, 2019	25,840	549	877	27,266
Current	25,840	549	651	27,040
Non-current	—	—	226	226

The balance as of January 1, 2018 is reconciled in Note 4.

Tax risks

Tax risk provision includes provisions related to VAT for EUR 10,329 thousand (2018: EUR 8,221 thousand), provisions related to Withholding Tax (WHT) for EUR 15,362 thousand (2018: EUR 11,456 thousand) and provisions related to other taxes for EUR 97 thousand (2018: nil). Provision is calculated based on the detailed review of uncertain tax positions completed by management across the group and in consideration of the probability of a liability arising, within the applicable statute of limitations.

Marketplace and consignment goods

The provision for marketplace and consignment goods relates to the lost and damaged items, to be reimbursed to the vendors. Provision is calculated based on the detailed review of these items, and it is expected to be utilized during the exercise period of 2020.

Provision for other expenses

Provision for other expense mainly includes restructuring provision of EUR 173 thousand (2018: nil ), the provision end of service benefits of EUR 226 thousand (2018: EUR 389 thousand), and various litigation and penalty provisions of EUR 483 thousand (2018: EUR 85 thousand).  The provisions are calculated based on our best estimate considering past experience.

20      Deferred income

Deferred income consists of EUR 1,571 thousand related to a depositary fee from BNY Mellon, deferred over the course of 5 years and thus, EUR 1,201 thousand classified as non-current in the consolidated statement of financial position. Other amounts include individual payments received from end customers in advance for goods that have been ordered but are not yet delivered. In 2018, the balance included EUR 1,166 thousand related to a prepayment from MTN in Nigeria disclosed in the Note 29.

21      Revenue

Revenue is comprised of the following:

	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
In thousands of EUR		Restated	Restated
Sales of goods	81,164	81,340	67,971
Commissions	25,011	14,394	10,764
Fulfillment	26,855	14,980	6,297
Value added services	20,492	14,553	—
Marketing and Advertising	6,089	2,262	1,716
Other revenue	797	1,529	6,306
Revenue	160,408	129,058	93,054

No single customer amounted for more than 5% of Group revenues (2018: none, 2017: none).

The disaggregation of the Group’s revenue from contracts with customers by region is disclosed in the Note 2 n) Segments.

22      Fulfillment expense

Fulfillment expense is comprised of the following:

	For the year ended
In thousands of EUR	December 31, 2019	December 31, 2018	December 31, 2017
Fulfillment staff costs	20,872	16,970	15,970
Fulfillment centers expense	4,920	3,573	3,326
Freight and shipping expense	51,600	29,923	15,140
Fulfillment expense	77,392	50,466	34,436

23      Sales and advertising expense

Sales and advertising expense is comprised of the following:

	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
In thousands of EUR		Restated	Restated
Sales and advertising staff costs	8,183	5,830	5,125
Sales and advertising campaigns	47,836	40,186	31,819
Sales and advertising expense	56,019	46,016	36,944

24      Technology and content expense

Technology and content expense is comprised of the following:

	For the year ended
In thousands of EUR	December 31, 2019	December 31, 2018	December 31, 2017
Staff Costs - Technology and content	13,136	11,691	10,930
Technology license and maintenance expenses	14,136	10,741	9,656
Technology and content expense	27,272	22,432	20,586

25      General and administrative expense

General and administrative expense is comprised of the following:

	For the year ended
In thousands of EUR	December 31, 2019	December 31, 2018	December 31, 2017
Staff Costs	80,494	47,644	51,273
Occupancy Costs	1,582	5,091	3,989
Professional fees	14,300	9,830	5,257
Travel and entertainment	5,232	3,596	3,171
Office and related expenses	7,494	5,354	4,274
General sub-contracts	5,168	2,835	2,214
Bank fees & payment costs	2,893	2,980	1,699
Bad debt expense / reversal	5,877	4,436	3,270
Tax expenses	5,538	4,778	4,615
Tax provisions	6,068	5,271	6,989
Depreciation and amortization	7,906	2,166	1,637
Other general and administrative expense	1,973	944	662
General and administrative expense	144,525	94,925	89,050

Staff costs expense includes share options granted to eligible employees of EUR 37,267 thousand (2018: EUR 17,409 thousand).

26      Finance income and finance costs

Finance income and finance costs comprise of the following:

	For the year ended
In thousands of EUR	December 31, 2019	December 31, 2018	December 31, 2017
Foreign exchange gain	523	1,369	1,978
Interest and similar income	3,436	221	304
Finance income	3,959	1,590	2,282
Foreign exchange loss	—	1,145	1,406
Interest and similar expense	2,576	204	62
Other	—	—	49
Finance costs	2,576	1,349	1,517

27      Income tax

The reconciliation of tax expense and the effective tax rate was as follows:

	For the year ended
In thousands of EUR	December 31, 2019	December 31, 2018	December 31, 2017
Loss before income tax	(226,490)	(169,494)	(153,902)
Statutory tax rate	27.39%	29.04%	28.34%
Expected income tax benefit	62,036	49,226	43,615
Non deductible expenses	(26,063)	(18,826)	(29,513)
Non taxable income	3,874	890	344
Deferred tax asset not recognized	(40,271)	(32,170)	(25,909)
Deferred tax asset (used) / recognized	(151)	(7)	7
Income tax expense	(575)	(887)	(11,456)
Effective tax rate	0.25%	0.52%	7.44%

Income tax expense is comprised of the following:

	For the year ended
In thousands of EUR	December 31, 2019	December 31, 2018	December 31, 2017
Current tax	(424)	(880)	(11,463)
Deferred tax	(151)	(7)	7
Total Income tax expense	(575)	(887)	(11,456)

Tax losses available for offsetting against future taxable profits, and for which no deferred tax assets were recognized, were as follows:

			As of
			December 31, 2019	December 31, 2018	December 31, 2017
In thousands of EUR			Accumulated tax	Accumulated tax	Accumulated tax
Country	Duration	Rate	loss [gross]	loss [gross]	loss [gross]
Germany	Indefinite	30.2%	(8,961)	—	—
Morocco	4 years	30.0%	(25,342)	(25,848)	(20,569)
Egypt	5 years	22.5%	(90,148)	(61,942)	(17,693)
Nigeria	Indefinite	30.0%	(203,482)	(145,143)	(82,049)
South Africa	Indefinite	28.0%	(34,327)	(28,267)	(23,050)
Kenya	9 Years	30.0%	(64,812)	(39,135)	(28,594)
Ivory Coast	5 years	25.0%	(27,005)	(19,962)	(18,298)
Ghana	3 years	25.0%	(9,848)	(5,228)	(4,791)
Other	N/A	N/A	(63,829)	(32,974)	(51,697)
Total			(527,754)	(358,499)	(246,741)

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group. They have arisen in subsidiaries that have been loss- making for some time, and there is no other tax planning opportunities or other evidence of recoverability in the near future.

28      Earnings per share

Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	For the year ended
In thousands of EUR	December 31, 2019	December 31, 2018	December 31, 2017
Numerator
Loss for the year	(227,065)	(170,381)	(165,358)
Less: net loss attributable to non-controlling interest	(376)	(310)	(3,779)
Loss attributable to Equity of the Company	(226,689)	(170,071)	(161,579)
Denominator
Weighted average number of shares for basic EPS	140,655,697	94,963,796	94,963,796
Effects of dilution from:
Share options	8,419,896	6,497,213	3,119,765
Weighted average number of shares adjusted for the effect of dilution	149,075,593	101,461,009	98,083,561

Loss per share - basic	(1.61)	(1.79)	(1.70)
Loss per share - diluted	(1.52)	(1.68)	(1.65)

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these financial statements.

29      Transactions and balances with related parties

Terms and conditions of transactions with related parties

The following is a description of related party transactions the Group has entered into since January 1, 2018, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Transactions with MTN

The Group engages in several initiatives with affiliates of our shareholder Mobile Telephone Networks Holdings (Pty) Ltd. For example, consumers may pay for transactions on Jumia’s platform with MTN’s mobile money. The Group has also set up dedicated MTN branded online stores on our platform.

In 2019 and 2018, the Group also entered into an agreement in which MTN prepaid for their employees’ purchases in Jumia’s platform through the wallet top-ups, which amounted to EUR 890 thousand (2018: EUR 1,166 thousand), which have all been converted into revenue during 2019.

The outstanding balances with MTN (current trade and loan receivables and payables) are as follows:

		As of
In thousands of EUR	Note	December 31, 2019	December 31, 2018
Trade and other receivables	11	371	262
Total Assets		371	262
Trade and other payables	16	—	191
Deferred income	20	—	1,166
Total Liabilities		—	1,357

The income and expense amounts with MTN were as follows:

	As of
In thousands of EUR	December 31, 2019	December 31, 2018
Revenue	—	661
Expenses	(478)	(487)
Net profit and loss	(478)	174

Transactions with Key management

Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended
In thousands of EUR	December 31, 2019	December 31, 2018
Short-term employee benefits	8,036	3,204
Other benefits	47	25
Share-based compensation	13,771	11,034
Total	21,854	14,263

See Note 15 for additional information regarding the share-based compensation plans.

Transactions with Jeremy Hodara

In October 2018, Jeremy Hodara, co-CEO and a member of the management board, sold his entire participation in Jumia Facilities Management Services LLC (“Jumia Facilities”) to the Group. Jumia Facilities is a company based in Dubai, United Arab Emirates, and was incorporated by an individual local shareholder holding 51% on our behalf and Jeremy Hodara, who held the remaining 49%. The purpose of Jumia Facilities is limited to the provision of operational services to the Group, such as marketing and support services. According to Jumia Facilities’ Memorandum of Association, Jeremy Hodara was appointed managing director of the Jumia Facilities. Jumia Facilities’ operations are financed through loans granted by the Group. Profits and losses of the company are to be borne by the Group as well. The sale of participation did not result in a change in consolidation or control.

30      Fair Values of Financial Instruments

Financial instruments comprise of financial assets and financial liabilities. Financial assets consist of bank balances and cash, receivables and due from related parties. Financial liabilities consist of trade payables and due to related parties.

Management considers that the carrying amounts of financial assets and financial liabilities in the financial statements approximate their fair values.

31      Financial risk management objectives and policies

The Group is exposed to market risk, credit risk and liquidity risk. The risks are monitored by appropriate management at each level. The Group’s financial risk activities are governed by appropriate policies and procedures, and financial risks are identified, measured and managed in accordance with the Group’s policies. The Supervisory Board reviews and approves the policies for managing each of these risks, which are summarized below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risk relates to foreign currency risks. Financial instruments affected by foreign currency risk include cash and cash equivalents, trade and other receivables and trade and other payables. The Group does not hedge its foreign currency risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. As the Group operates in multiple countries, the exposure to foreign currency is inherent and is part of the day to day business. The principle characteristics are summarized below:

-Cash is held in Euros and US dollars at the Group level

-Each foreign entity is funded by Group loans, in Euros or US dollars, on average every six weeks based on a detailed cash flow forecast

-Foreign exchange risk occurs only at the Group-level.

Foreign currency sensitivity:

The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies by the Group (EGP, ZAR, NGN, MAD, GHS, KES, AED), with all other variables held constant. The Group’s exposure to foreign currency changes for all other currencies is not material.

The Group assessed a possible change of +/- 5% to the all mentioned currencies, and a potential change of +/- 10% to Egyptian Pound (EGP) and Ghananian Cedi (GHS) due to valuation fluctuations in 2019 of 2% to 4.28% of all mentioned currencies except for Egypt (EGP) with 13.32% fluctuation and Ghana (GHS) with 10.92% fluctuation. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income.

The impacts in the major local currencies are as follows:

		Effect on	Effect on
In thousands of EUR		pre-tax equity	profit before tax
Change in EGP/EUR rate
	10%	2,315	110
	(10)%	(2,315)	(110)

Change in ZAR/EUR
	5%	(1,003)	(1)
	(5)%	1,003	1

Change in NGN/EUR
	5%	(1,199)	(51)
	(5)%	1,199	51

Change in MAD/EUR
	5%	(1,955)	189
	(5)%	1,955	(189)

Change in GHS/EUR
	10%	558	80
	(10)%	(558)	(80)

Change in KES/EUR
	5%	663	32
	(5)%	(663)	(32)

Change in EGP/USD rate
	10%	(2,585)	365
	(10)%	2,585	(365)

Change in ZAR/USD
	5%	(36)	24
	(5)%	36	(24)

Change in NGN/USD
	5%	(418)	73
	(5)%	418	(73)

Change in GHS/USD
	10%	(623)	201
	(10)%	623	(201)

Change in KES/USD
	5%	(739)	97
	(5)%	739	(97)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and foreign exchange transactions.

Trade receivables

The Group’s exposure to credit risk of trade receivables is primarily on transactions with corporate consumers. The Group evaluates this risk through detailed ageing analysis and also detailed analysis of the credit worthiness of the consumers at each reporting date. The Group follows risk control procedures to assess the credit quality of the customers taking into account their financial position, past experience and other factors. The compliance with credit limits by corporate customers is regularly monitored by management.

Sales to retail consumers are required to be settled in cash or using major credit cards, mitigating credit risk. There are no significant concentrations of credit risk, whether through exposure to Individual consumers, specific industry sectors and/or regions.

The Group recognizes an allowance for expected credit losses (“ECLs”) applying the simplified approach permitted by IFRS 9. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

On December 31, 2019, certain Group entities (Jumia Facilities, Ecart Internet Services Nigeria Limited, Ecart Services Ivory Coast SARL, Ecart Services Kenya Limited, Ecart Services Morocco and Jumia Egypt LLC) entered into the account compensation and settlement agreements with certain international marketplace vendors. Therefore, the Group has offset associated trade receivables and payables for an amount of EUR 1,802 thousand as of December 31, 2019. (December 31, 2018, EUR 324 thousand).

The Group does not hold collateral as security. The Group evaluates the concentration of risk with respect to trade receivables and contract assets as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

As of December 31, 2019, the Group has as an allowance for uncollectible receivables of EUR 8,283 thousand (2018: EUR 4,254 thousand) as set out in the Note 11. Additionally, the Group has as an allowance for uncollectible other receivables of EUR 503 thousand (2018: EUR 484 thousand). The total ECL provision represents 69% (2018: 36%) of the total trade and other receivables.

Cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. The Group’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2019 and 2018 is the carrying amount as illustrated in cash and cash equivalents in the consolidated statement of financial position.

The expected credit losses (“ECL”) from cash and cash equivalents, are estimated by the Group as immaterial as of January 1, 2018. Therefore, cash and cash equivalents and opening accumulated losses have not been adjusted accordingly. On December 31, 2019, the impact of measuring ECL for cash and cash equivalents remains immaterial and therefore not recognized in the consolidated financial statements.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

The majority of the Group’s cash deposit balances are maintained in Germany. German bank accounts are secured via the deposit protection fund, which secures all bank deposits up to 20% of the liable equity of the bank.

Liquidity risk

The primary objective of the Group’s liquidity and capital management is to monitor the availability of cash and capital in order to support its business expansion and growth. The Group manages its liquidity and capital structure with reference to economic conditions, performance of its local operations and local regulations. Funding is managed by a central treasury department that monitors the amounts of funds to be granted according to Management and Shareholder approval. All funding follows strict operational and legal monitoring executed by the treasury and legal departments.

In 2019 the Group as secured funding via IPO as described in Note 13. Most of funding is transferred to operating entities in the form of loans which are eliminated in consolidation.

As all funds come exclusively from the shareholders and there are no external borrowings, the Group mitigates the risk of interest.

Based on the cash flow forecast for 2020, the Group has sufficient liquidity as of December 31, 2019 for the next twelve months.

32      Reclassification and restatement of comparative figures

The comparative figures in the statement of financial position have been reclassified to reflect the adoption of IFRIC 23.

The prior year figures in the Statement of Operations and comprehensive income (loss) have been restated to reflect the change in accounting for certain types of vouchers and incentives.

Such reclassifications and restatements have no effect on the previously reported profit or equity of the Company.

The reclassifications and restatements are summarized as follows:

	2018	2018
	As previously	As reclassified /
In thousands of EUR	reported	restated	Difference
Statement of financial position
Non current liabilities
Provisions for liabilities and other charges	—	389	389
Current liabilities
Trade and other payables	47,681	47,292	(389)
Income tax payables	147	10,882	10,735
Provisions for liabilities and other charges	30,427	19,692	(10,735)

Statement of operations and comprehensive income (loss)
Revenue	130,569	129,058	(1,511)
Sales and advertising expense	47,527	46,016	(1,511)

	2017	2017
	As previously	As
In thousands of EUR	reported	restated	Difference
Statement of operations and comprehensive income (loss)
Revenue	94,036	93,054	(982)
Sales and advertising expense	37,926	36,944	(982)

Restatements

2017 and 2018 periods have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from Sales & Advertising expense to Revenue. The vouchers are consideration payable to a customer in accordance with IFRS 15, and are hence accounted for as a reduction of revenue.

33      Commitments and contingencies

Tax contingencies

The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.

As of December 31, 2019, there are ongoing tax audits in various countries. Some of these tax enquiries have resulted in re-assessments, whilst others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigations in determining legal provisions. Final claims or court rulings may differ from management estimates.

As of December 31, 2019, the Group has accrued for net tax provisions (excluding Uncertainty over Income Tax reported above in Note 4 under IFRIC 23 interpretation) in the amount of EUR 25,788 thousand (2018: EUR 19,675 thousand) as a result of the assessment of potential exposures due to uncertain tax positions as well as pending and resolved matters with the relevant tax authorities (Note 19).

In addition to the above tax risks, in common with other international groups, the conflict between the Group’s international operating model, the jurisdictional approach of tax authorities and some domestic tax requirements in relation to withholding tax and VAT compliance and recoverability rules, could lead to a further EUR 8,184 thousand in additional uncertainty on tax positions. The likelihood of future economic outflows with regard to these potential tax claims is however considered as only possible, but not probable. Accordingly, no provision for a liability has been made in these consolidated financial statements.

The Group may also be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote.

Legal Proceedings with shareholders

Since May 2019, several class action lawsuits have been filed against the company and certain officers in the U.S. District Court for the Southern District of New York and the Kings County Supreme Court in New York. The claims in these cases relate to alleged misstatements and omissions of non-financial information in our initial public offering prospectus and statements made by our company in connection with our initial public offering. These actions remain in their preliminary stages.

Lease commitments

As disclosed in Note 17, the Group was committed to short term leases which at December 31, 2019 amounts to EUR 158 thousand (2018: EUR 9,230 thousand, Note 4).

Others

The Group is involved in several ongoing cases with suppliers and employees. The Group continuously reviews and assesses these claims and records provisions based on management judgments and estimates from consultant at each reporting date.

When assessing the possible outcomes of legal claims and contingencies, the Group takes into consideration the advice of the legal counsel, which are based on the best of their professional judgment and take into consideration the current stage of the proceedings and legal experience accumulated with respect to the various matters. As the results of the claims may ultimately be determined by courts, or otherwise settled, they may be different from such estimates.

34      Subsequent events

The recent outbreak of a novel and highly contagious form of coronavirus (“COVID-19”), which the World Health Organization has declared to constitute a pandemic, has resulted in numerous deaths, adversely impacted global commercial activity and contributed to significant volatility in certain equity and debt markets. The global impact of the outbreak is rapidly evolving, and many countries have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. Businesses are also implementing similar precautionary measures. Such measures, as well as the general uncertainty surrounding the dangers and impact of COVID-19, are creating significant disruption in supply chains and economic activity. Our business could be adversely impacted by the outbreak of COVID-19.

As part of our cross-border business, we facilitate orders into Africa from international sellers. The COVID-19 outbreak has disrupted, and may continue to disrupt, the operations of these international sellers some of which have been forced to temporarily halt production, close their offices or suspend their services. In addition, many of our local sellers depend on imported products. The reactions to the COVID-19 pandemic have posed challenges for our sellers to source products and raw materials.  We may incur increased operating costs as we adapt to new demands of operating during the term of the pandemic and we may experience disruptions to our operations including to implement enhanced employee safety procedures. Further, the COVID-19 pandemic has already negatively impacted consumer sentiment in many of our countries of operation, which has led to a reduction in discretionary spending. While we may benefit from a shift from offline to online trade, there can be no assurance that the effects of this shift will outweigh the negative impact caused by a change in consumer sentiment. Any fears among consumers that COVID-19 could be transmitted through goods shipped by us, reduced consumer spending on discretionary items or the economic consequences of administrative measures to limit the spreading of COVID-19 may significantly negatively affect our sales. We have also been required to temporarily shut down our fulfilment center in South Africa. Any further forced or voluntary shut downs of business operations in any of the geographies in which we have operations may negatively affect our ability to do business, operate our fulfilment centers, serve our customers and fulfill our administrative tasks.

We are monitoring the potential impact of the outbreak of COVID-19, which could negatively impact our global business and results of operations in future reporting periods. As COVID-19 continues to spread, the potential impacts, including a global, regional or other economic recession, are increasingly uncertain and difficult to assess.