Form 20-F/A
period 2019-12-31
Jumia Technologies AG
filed 2020-07-08
CIK 1756708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No 1

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
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

EXPLANATORY NOTE

This amendment (the “Amendment”) to the annual report on Form 20-F of Jumia Technologies AG (the “Company”) for the fiscal year ended December 31, 2019 filed on April 3, 2020 (the “Original Form 20-F”) is being filed for the purpose of revising the presentation of diluted loss per share in Item 3 “Key Information—Selected Financial Information” on page 2 and in our Financial Statements including Note 28 Earnings per share on page F-46 in response to a comment from the staff of the Securities and Exchange Commission. The revisions correct an error in the calculation of diluted loss per share by removing anti-dilutive share options from the weighted average number of shares used to compute diluted loss per share. We likewise revised the disclosure in our risk factor “We have identified material weaknesses in our internal control over financial reporting. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements” on page 49 to refer to the revised calculation of diluted loss per share. We are also revising the quarterly data for the first three quarters of 2019 on page 92 to reflect the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue. Finally, we are updating the chart on page 65 that describes the share of items sold by category in 2019 to correct an error in the Original Form 20-F.

Other than as expressly set forth above, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s Original Form 20-F. Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any part of the Company’s Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was filed on April 3, 2020. The corrections have no impact on our Consolidated Statements of Financial Position, Loss of the year, Comprehensive loss of the year, Basic loss per share, Consolidated Statements of Cash Flows or Consolidated Statements of Changes in Equity for any of the above-mentioned periods. For a detailed reconciliation of diluted earnings (loss) per share amounts as originally reported to restated amounts, see Note 32 Reclassification and restatement of comparative figures to our Financial Statements on page F-51. The filing of this Amendment, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to April 3, 2020. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to April 3, 2020, including any amendments to such documents.

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

Our consolidated financial statements are reported in euros, which are denoted “euros,” “EUR” or “€” throughout this Annual Report on Form 20-F (“Annual Report”) and refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Also, throughout this Annual Report, the terms “dollar,” “USD” or “$” refer to U.S. dollars. Unless otherwise noted, all translations of euro amounts into dollar amounts were calculated at a rate of €1.00 = $1.1227, which equals the

i

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

Consolidated Statement of Operations

	For the year ended December 31,
	2017(1)	2018(1)	2019
	Restated	Restated	Restated
	EUR	EUR	EUR	USD
	(in millions, except for per share data)
				(unaudited)
Revenue	93.1	129.1	160.4	180.1
Cost of revenue	(65.8)	(84.8)	(84.5)	(94.9)
Gross profit	27.2	44.2	75.9	85.2
Fulfillment expense	(34.4)	(50.5)	(77.4)	(86.9)
Sales and advertising expense	(36.9)	(46.0)	(56.0)	(62.9)
Technology and content expense	(20.6)	(22.4)	(27.3)	(30.6)
General and administrative expense(2)	(89.1)	(94.9)	(144.5)	(162.3)
Other operating income	1.3	0.2	1.9	2.2
Other operating expense	(2.2)	(0.3)	(0.5)	(0.6)
Operating loss	(154.7)	(169.7)	(227.9)	(255.8)
Finance income	2.3	1.6	4.0	4.4
Finance costs	(1.5)	(1.3)	(2.6)	(2.9)
Loss before income tax	(153.9)	(169.5)	(226.5)	(254.3)
Income tax expense	(11.5)	(0.9)	(0.6)	(0.6)
Net Loss	(165.4)	(170.4)	(227.1)	(254.9)
Net Loss attributable to equity holders of the Company	(161.6)	(170.1)	(226.7)	(254.5)
Net Loss per share
Basic and diluted(3)	(1.70)	(1.79)	(1.61)	(1.81)
Shares used in loss per share computation
Basic and diluted(3)	95.0	95.0	140.7	140.7
Loss per American Depositary Share ("ADS", each ADS representing two ordinary shares)
Basic and diluted(3)	(3.40)	(3.58)	(3.22)	(3.61)
ADSs used in loss per ADS computation
Basic and diluted(3)	47.5	47.5	70.3	70.3
(1)	Revenue and sales and advertising expense for 2017 and 2018 have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.
(2)	Includes share-based compensation of €26.3 million in 2017, €17.4 million in 2018 and of €37.3 million in 2019.
(3)	Diluted loss per share for 2017, 2018 and 2019 has been restated to reflect the impact of the exclusion of anti-dilutive share options outstanding during the year.

Consolidated Statement of Financial Position Data

	As of December 31,
	2017	2018	2019
	EUR	EUR	EUR	USD
	(in millions)
				(unaudited)
Non-current assets	5.0	6.6	19.1	21.4
Current assets	66.5	135.4	278.1	312.2
Total assets	71.5	142.0	297.2	333.6
Share capital	0.1	0.1	156.8	176.1
Share premium	629.8	845.8	1,018.3	1,143.2
Other reserves	50.9	66.1	104.1	116.9
Accumulated losses	(677.7)	(862.0)	(1,096.1)	(1,230.6)
Equity attributable to the equity holders of the Company	3.2	50.0	183.1	205.5
Total equity	(12.6)	49.8	182.6	205.0
Non-current liabilities	—	0.4	7.6	8.5
Current liabilities	84.1	91.8	107.1	120.2
Total liabilities	84.1	92.2	114.6	128.7
Total equity and liabilities	71.5	142.0	297.2	333.6

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2017	2018	2019
	EUR	EUR	EUR	USD
	(in millions)
				(unaudited)
Net cash flows used in operating activities	(117.0)	(139.0)	(182.6)	(205.0)
Net cash flows used in investing activities	(2.6)	(3.6)	(67.7)	(76.0)
Net cash flows from financing activities	121.6	213.2	316.8	355.7
Net increase in cash and cash equivalents	2.0	70.6	66.5	74.7
Cash and cash equivalents at the beginning of the year	29.8	29.7	100.6	113.0
Cash and cash equivalents at the end of the year	29.7	100.6	170.0	190.9

Selected Other Data(1)

	For the year ended December 31,
	2017	2018	2019

	(in millions)
				(unaudited)
Annual Active Consumers	2.7	4.0	6.1	n/a
Orders	n/a	14.4	26.5	n/a
GMV(2)	€507.1	€828.2	€1,097.6	$1,232.3
TPV	n/a	€54.8	€124.3	$139.6
JumiaPay Transactions	n/a	2.0	7.6	n/a
Adjusted EBITDA	€(126.8)	€(150.2)	€(182.7)	$(205.1)
(1)	See “Non-IFRS and Other Financial and Operating Metrics” below.
(2)	For information on our GMV as adjusted for perimeter changes as a result of the portfolio optimization undertaken during the fourth quarter of 2019 as further described under Item 4. “Information on the Company—A. History and Development of the Company—Corporate History and Recent Transactions” as well as improper sales practices as further described under Item 4. “Information on the Company—A. History and Development of the Company—Sales Practices Review”, see Item 5. “Operating and Financial Review and Prospects—Operating Results—

Comparison of Fiscal Years Ended December 31, 2018 and December 31, 2019—Consolidated Statement of Operations—Quarterly Data.”

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

The second of these two material weaknesses resulted in two error corrections. The first was an error concerning the classification of €1.5 million of certain types of vouchers and consumer and partner incentives in our financial statements as of and for the year ended December 31, 2018. Based on quantitative and qualitative factors, management decided to restate revenue and sales and advertising expense for 2017 and 2018 to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue. In our restated financial statements, vouchers are classified as consideration payable to a customer, and are hence accounted for as a reduction of revenue. The second was an error concerning our calculation of diluted loss per share. We have restated our consolidated statement of operations and comprehensive income (loss) to remove anti-dilutive share options from the weighted average number of shares used to compute diluted loss per share.

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

The following chart shows the share of items sold by category in 2019:

Source: Company information

(1)	Includes services offered via the JumiaPay app. Excludes hotels and flights booking services
(2)	Fast moving consumer goods

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

	2018(1)(2)				2019(1)(3)
	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(unaudited, in EUR millions)
Revenue	28.0	24.4	33.4	43.3	31.4	38.8	40.9	49.3
Cost of revenue	(19.8)	(15.9)	(21.1)	(28.1)	(16.2)	(22.0)	(21.9)	(24.4)
Gross profit	8.2	8.6	12.3	15.2	15.2	16.8	19.0	24.8
Fulfillment expense	(9.6)	(10.3)	(13.3)	(17.2)	(15.2)	(17.6)	(20.7)	(23.9)
Sales and advertising expense(2)	(10.5)	(10.0)	(11.9)	(13.6)	(11.9)	(14.9)	(13.8)	(15.5)
Technology and content expense	(5.1)	(5.4)	(5.3)	(6.6)	(5.9)	(6.7)	(7.0)	(7.7)
General and administrative expense(4)	(17.4)	(24.5)	(22.5)	(30.6)	(27.8)	(44.9)	(32.7)	(39.2)
Other operating income	0.1	—	0.3	(0.3)	0.1	0.6	0.7	0.5
Other operating expense	(0.0)	(0.3)	(0.2)	0.2	(0.0)	(0.1)	(0.2)	(0.2)
Operating loss	(34.3)	(41.9)	(40.6)	(52.9)	(45.5)	(66.7)	(54.6)	(61.1)
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)	Revenue and sales and advertising expense for 2018 have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue.
(3)	We reported the cumulative effect of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue for the nine months ended September 30, 2019 in our results for the three months ended September 30, 2019. In order to enhance comparability with the quarterly results, quarterly results for 2019 are adjusted in this table to reflect the impact of the reclassification.
(4)

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

Item 18. Financial Statements

See page F-1 of this Annual Report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1***	Articles of Association of the Registrant, dated April 16, 2019
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

2.4***	Description of Securities
4.1

Post-Conversion Shareholders' Agreement, dated as of December 18, 2018 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

4.2

Information Sharing Agreement by and among Jumia Technologies AG and Mobile Telephone Networks Holdings (Pty) Ltd (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

4.3

Jumia UG (haftungsbeschränkt) & Co. KG, Option Program 2016 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

4.4

Jumia Technologies AG, Stock Option Program 2019 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

4.5

Jumia, Virtual Restricted Stock Unit Program 2019 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

8.1***	List of Significant Subsidiaries
12.1*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young, Société Anonyme
101*	INS XBRL Instance Document the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
SCH XBRL Taxonomy Extension Scheme Document
CAL XBRL Taxonomy Extension Calculation Linkbase Document
LAB XBRL Taxonomy Extension Definition Linkbase Document
PRE XBRL Taxonomy Extension Label Linkbase Document
DEF XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover page Interactive Data File (embedded within the XBRL document)

* Filed herewith.
** Furnished herewith *** Previously filed

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F/A and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUMIA TECHNOLOGIES AG

Date: July 8, 2020	By	/s/ Jeremy Hodara
		Name:	Jeremy Hodara
		Title:	Co-Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Date: July 8, 2020	By	/s / Sacha Poignonnec
		Name:	Sacha Poignonnec
		Title:	Co-Chief Executive Officer and
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

As discussed in Notes 28 and 32 to the consolidated financial statements, the 2019, 2018 and 2017 consolidated financial statements have been restated to correct a misstatement in diluted loss per share.

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

Luxembourg, April 3, 2020, except for Note 28 and Note 32, as to which the date is July 8, 2020

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

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

		For the year ended
		December 31	December 31	December 31
		2019	2018	2017
In thousands of EUR	Note	Restated	Restated	Restated
Revenue	21	160,408	129,058	93,054
Cost of revenue		84,506	84,849	65,825
Gross profit		75,902	44,209	27,229
Fulfillment expense	22	77,392	50,466	34,436
Sales and advertising expense	23	56,019	46,016	36,944
Technology and content expense	24	27,272	22,432	20,586
General and administrative expense	25	144,525	94,925	89,050
Other operating income		1,929	172	1,313
Other operating expense		496	277	2,193
Operating loss		(227,873)	(169,735)	(154,667)
Finance income	26	3,959	1,590	2,282
Finance costs	26	2,576	1,349	1,517
Loss before Income tax		(226,490)	(169,494)	(153,902)
Income tax expense	27	575	887	11,456
Loss for the year		(227,065)	(170,381)	(165,358)
Attributable to:
Equity holders of the Company		(226,689)	(170,071)	(161,579)
Non-controlling interests		(376)	(310)	(3,779)
Loss for the year		(227,065)	(170,381)	(165,358)
Other comprehensive income/(loss) to be classified to profit or loss in subsequent periods
Exchange differences (gain/loss) on translation of foreign operations - net of tax		(19,449)	(9,312)	47,834
Other comprehensive income / (loss) on net investment in foreign operations - net of tax		20,179	9,072	(48,367)
Other comprehensive loss		730	(240)	(533)
Total comprehensive loss for the year		(226,335)	(170,621)	(165,891)
Attributable to:
Equity holders of the Company		(225,959)	(170,247)	(163,180)
Non-controlling interests		(376)	(374)	(2,711)
Total comprehensive loss for the year		(226,335)	(170,621)	(165,891)

Earnings per share (EPS) in EUR:
Basic and Diluted, Loss for the year attributable to ordinary equity holders of the parent	28	(1.61)	(1.79)	(1.70)

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

28      Earnings per share

Basic EPS is calculated by dividing the loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares and excludes all potential shares outstanding during the year, as their inclusion would be anti-dilutive. The Group potential shares consist of incremental shares issuable upon the assumed exercise of share options and the incremental shares issuable upon the assumed vesting of unvested share awards.

The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
In thousands of EUR	Restated	Restated	Restated
Numerator
Loss for the year	(227,065)	(170,381)	(165,358)
Less: net loss attributable to non-controlling interest	(376)	(310)	(3,779)
Loss attributable to Equity of the Company	(226,689)	(170,071)	(161,579)
Denominator
Weighted average number of shares for basic and diluted EPS	140,655,697	94,963,796	94,963,796

Loss per share - basic and diluted *	(1.61)	(1.79)	(1.70)

* Loss per share – basic and diluted was restated, as disclosed in Note 32

Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017

Share Options	8,004,121	6,414,549	3,055,356

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

The anti-dilutive share options were removed from the weighted average number of shares used to compute diluted loss per share, for all reporting periods.

Such reclassifications and restatements have no effect on the previously reported profit or equity of the Company.

The reclassifications and restatements are summarized as follows:

	2019	2019
	As previously	As
In EUR	reported	restated	Difference
Statement of operations and comprehensive income (loss)
Diluted, Loss for the year attributable to ordinary equity holders of the parent	(1.52)	(1.61)	(0.09)

	2018	2018
	As previously	As reclassified /
In thousands of EUR	reported	restated	Difference
Statement of financial position
Non current liabilities
Provisions for liabilities and other charges	—	389	389
Current liabilities
Trade and other payables	47,681	47,292	(389)
Income tax payables	147	10,882	10,735
Provisions for liabilities and other charges	30,427	19,692	(10,735)

Statement of operations and comprehensive income (loss)
Revenue	130,569	129,058	(1,511)
Sales and advertising expense	47,527	46,016	(1,511)

Diluted, Loss for the year attributable to ordinary equity holders of the parent (in EUR)	(1.68)	(1.79)	(0.11)

	2017	2017
	As previously	As
In thousands of EUR	reported	restated	Difference
Statement of operations and comprehensive income (loss)
Revenue	94,036	93,054	(982)
Sales and advertising expense	37,926	36,944	(982)

Diluted, Loss for the year attributable to ordinary equity holders of the parent (in EUR)	(1.65)	(1.70)	(0.05)

Restatements

2017 and 2018 periods have been restated to reflect the impact of the reclassification of certain types of vouchers, consumer and partner incentives from Sales & Advertising expense to Revenue. The vouchers are consideration payable to a customer in accordance with IFRS 15, and are hence accounted for as a reduction of revenue.

Loss per share – diluted have been restated for 2017, 2018 and 2019 periods to reflect the impact of the exclusion of non-dilutive potential shares outstanding during the year.

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