Form 20-F
period 2020-12-31
Jumia Technologies AG
filed 2021-03-12
CIK 1756708

d

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Skalitzer Strasse 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of registrant’s registered office)

Sacha Poignonnec

Skalitzer Strasse 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

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

179,259,246 ordinary shares, no par value.

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

Yes ⌧ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ⌧ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ◻	Accelerated Filer ⌧	Non-accelerated filer ◻
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

INTRODUCTION

We conduct our business through Jumia Technologies AG, a German stock corporation (Aktiengesellschaft) and its subsidiaries. Except where the context otherwise requires or where otherwise indicated, the terms “Jumia,” the “Company,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Jumia Technologies AG together with its consolidated subsidiaries as a consolidated entity.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”).

Our consolidated financial statements are reported in euros, which are denoted “euros,” “EUR” or “€” throughout this Annual Report on Form 20-F (“Annual Report”) and refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Also, throughout this Annual Report, the terms “dollar,” “USD” or “$” refer to U.S. dollars. Unless otherwise noted, all translations of euro amounts into dollar amounts were calculated at a rate of €1.00 = $1.2230, which equals the noon buying rate of the Federal Reserve Bank of New York on December 31, 2020. You should not assume that, on that or any other date, one could have converted these amounts of euros into dollars at this exchange rate.

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

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, the International Monetary Fund (“IMF”), the African Development Bank, the World Bank, the Central Intelligence Agency (“CIA”), Statista, GSMA, Ovum, the Alliance for Affordable Internet, IDC, the United Nations, and the United Nations Economic Commission for Africa. None of the independent industry publications used in this Annual Report were prepared on our behalf.

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

This Annual Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information—D. Risk Factors,” including the following:

●	we have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future;
●	we rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all;
●	our markets pose significant operational challenges that require us to expend substantial financial resources;
●	we face risks related to health epidemics and other outbreaks such as COVID-19, which could significantly disrupt our supply chain and our operations, and could negatively affect our development;
●	many of our countries of operation are, or have been, characterized by political instability or changes in regulatory or other government policies;
●	our business may be materially and adversely affected by an economic slowdown in any region of Africa;
●	currency volatility and inflation may materially adversely affect our business;
●	uncertainties with respect to the legal system in certain African markets could adversely affect us;
●	our business may be materially and adversely affected by violent crime or terrorism in any region of Africa;
●	growth of our business depends on an increase in internet penetration in Africa and other external factors, some of which are beyond our control;
●	we face competition, which may intensify;

ii

●	we may be unable to adapt to changes in our industry or successfully launch and monetize new and innovative technologies, as a result of which our growth and profitability could be adversely affected;
●	we may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits;
●	we may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers;
●	sellers set their own prices and decide which goods they make available on our marketplace, which could affect our ability to respond to consumer preferences and trends;
●	we use third-party carriers as part of our fulfillment process, giving us limited control over the fulfillment process and exposing us to challenges should we need to replace carriers;
●	we may experience malfunctions or disruptions of our technology systems;
●	we may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances;
●	we conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

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

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following tables present the selected consolidated financial information for our company. The financial data as of and for the years ended December 31, 2017, December 31, 2018, December 31, 2019 and December 31, 2020 have been derived from our audited consolidated financial statements and the related notes, which are included for the years December 31, 2019 and December 31, 2020 elsewhere in this Annual Report and which have been prepared in accordance with IFRS as issued by the IASB. For fiscal years ended December 31, 2017 and 2018, refer to our previously filed annual reports on Form 20-F and 20 F/A.

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

Consolidated Statement of Operations

	For the year ended December 31,
	2017	2018	2019	2020
	EUR	EUR	EUR	EUR
	(in millions, except for per share data)

Revenue	93.1	129.1	160.4	139.6
Cost of revenue	(65.8)	(84.8)	(84.5)	(46.8)
Gross profit	27.2	44.2	75.9	92.8
Fulfillment expense	(34.4)	(50.5)	(77.4)	(69.3)
Sales and advertising expense	(36.9)	(46.0)	(56.0)	(32.5)
Technology and content expense	(20.6)	(22.4)	(27.3)	(27.8)
General and administrative expense(1)	(89.1)	(94.9)	(144.5)	(115.7)
Other operating income	1.3	0.2	1.9	3.3
Other operating expense	(2.2)	(0.3)	(0.5)	(0.1)
Operating loss	(154.7)	(169.7)	(227.9)	(149.2)
Finance income	2.3	1.6	4.0	4.9
Finance costs	(1.5)	(1.3)	(2.6)	(14.0)
Loss before income tax	(153.9)	(169.5)	(226.5)	(158.3)
Income tax expense	(11.5)	(0.9)	(0.6)	(2.6)
Net Loss	(165.4)	(170.4)	(227.1)	(161.0)
Net Loss attributable to equity holders of the Company	(161.6)	(170.1)	(226.7)	(160.9)
Net Loss per share
Basic and diluted	(1.70)	(1.79)	(1.61)	(1.00)
Shares used in loss per share computation
Basic and diluted	95.0	95.0	140.7	160.7
Loss per American Depositary Share ("ADS", each ADS representing two ordinary shares)
Basic and diluted	(3.40)	(3.58)	(3.22)	(2.00)
ADSs used in loss per ADS computation
Basic and diluted	47.5	47.5	70.3	80.3
(1)	Includes share-based compensation of €26.3 million in 2017, €17.4 million in 2018, €37.3 million in 2019 and €21.6 million in 2020.

Consolidated Statement of Financial Position Data

	As of December 31,
	2017	2018	2019	2020
	EUR	EUR	EUR	EUR
	(in millions)

Non-current assets	5.0	6.6	19.1	18.5
Current assets	66.5	135.4	278.1	337.4
Total assets	71.5	142.0	297.2	355.9
Share capital	0.1	0.1	156.8	179.3
Share premium	629.8	845.8	1,018.3	1,205.3
Other reserves	50.9	66.1	104.1	108.6
Accumulated losses	(677.7)	(862.0)	(1,096.1)	(1,268.7)
Equity attributable to the equity holders of the Company	3.2	50.0	183.1	224.5
Total equity	(12.6)	49.8	182.6	224.2
Non-current liabilities	-	0.4	7.6	9.2
Current liabilities	84.1	91.8	107.1	122.6
Total liabilities	84.1	92.2	114.6	131.8
Total equity and liabilities	71.5	142.0	297.2	355.9

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2017	2018	2019	2020
	EUR	EUR	EUR	EUR
	(in millions)

Net cash flows used in operating activities	(117.0)	(139.0)	(182.6)	(98.5)
Net cash flows (used in) / from investing activities	(2.6)	(3.6)	(67.7)	60.0
Net cash flows from financing activities	121.6	213.2	316.8	187.1
Net increase in cash and cash equivalents	2.0	70.6	66.5	148.7
Cash and cash equivalents at the beginning of the year	29.8	29.7	100.6	170.0
Cash and cash equivalents at the end of the year	29.7	100.6	170.0	304.9

Selected Other Data(1)

	For the year ended December 31,
	2017	2018	2019	2020

	(in millions)
Annual Active Consumers	2.7	4.0	6.1	6.8
Orders	n/a	14.4	26.5	27.9
GMV(2)	€507.1	€828.2	€1,097.6	€836.5
TPV	n/a	54.8	€124.3	€196.4
JumiaPay Transactions	n/a	2.0	7.6	9.6
Adjusted EBITDA	€(126.8)	€(150.2)	€(182.7)	€(119.5)

(1)	See “Non-IFRS and Other Financial and Operating Metrics” below.
(2)	For information on our GMV as adjusted for perimeter changes as a result of the portfolio optimization undertaken during the fourth quarter of 2019 as further described under Item 4. “Information on the Company—A. History and Development of the Company—Corporate History and Recent Transactions” as well as improper sales practices as further described under Item 4. “Information on the Company—A. History and Development of the Company—Sales Practices Review”, see Item 5. “Operating and Financial Review and Prospects—Operating Results—Comparison of Fiscal Years Ended December 31, 2018, December 31, 2019 and December 31, 2020—Consolidated Statement of Operations—Quarterly Data.”

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

Management uses Adjusted EBITDA:

●	as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations.
●	for planning purposes, including the preparation of our internal annual operating budget and financial projections.
●	to evaluate the performance and effectiveness of our strategic initiatives; and
●	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the year. Some of the limitations are:

●	Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes.
●	although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
●	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the year.

The following tables provide a reconciliation of loss for the year to Adjusted EBITDA for the periods indicated:

	For the year ended December 31,
	2017	2018	2019	2020
	EUR	EUR	EUR	EUR
	(in millions)
Loss for the year	(165.4)	(170.4)	(227.1)	(161.0)
Income tax expense	11.5	0.9	0.6	2.6
Net Finance costs / (income)	(0.8)	(0.3)	(1.4)	9.1
Depreciation and amortization	1.6	2.2	7.9	8.1
Share-based compensation	26.3	17.4	37.3	21.6
Adjusted EBITDA(1)	(126.8)	(150.2)	(182.7)	(119.5)
(1)	Unaudited.

	2017(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	EUR	EUR	EUR	EUR
	(unaudited, in millions)
Loss for the period	(24.8)	(30.1)	(49.9)	(60.6)
Income tax expense	0.0	0.3	0.2	10.9
Net Finance costs / (income)	(0.2)	0.7	(0.1)	(1.2)
Depreciation and amortization	0.5	0.4	0.5	0.3
Share-based compensation	0.4	(0.1)	20.7	5.2
Adjusted EBITDA(1)	(24.1)	(28.7)	(28.6)	(45.4)
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

	2018(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	EUR	EUR	EUR	EUR
	(unaudited, in millions)
Loss for the period	(34.1)	(42.3)	(40.9)	(53.1)
Income tax expense	0.1	0.2	0.2	0.4
Net Finance costs / (income)	(0.3)	0.1	0.1	(0.3)
Depreciation and amortization	0.5	0.5	0.6	0.6
Share-based compensation	3.6	5.8	4.3	3.7
Adjusted EBITDA(1)	(30.2)	(35.6)	(35.8)	(48.6)
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

	2019(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	EUR	EUR	EUR	EUR
	(unaudited, in millions)
Loss for the period	(45.8)	(67.8)	(49.9)	(63.6)
Income tax expense / (benefit)	0.1	0.2	(0.2)	0.5
Net Finance costs / (income)	0.2	0.9	(4.3)	2.0
Depreciation and amortization	1.7	1.8	2.1	2.3
Share-based compensation	4.3	20.5	7.1	5.3
Adjusted EBITDA(1)	(39.5)	(44.4)	(45.4)	(53.4)
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

	2020(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	EUR	EUR	EUR	EUR
	(unaudited, in millions)
Loss for the period	(42.3)	(39.4)	(32.4)	(46.9)
Income tax expense	0.1	0.5	0.8	1.2
Net Finance costs / (income)	(1.6)	1.3	3.6	5.7
Finance costs				—
Depreciation and amortization	2.1	2.1	1.9	2.0
Share-based compensation	6.0	2.6	3.4	9.6
Adjusted EBITDA(1)	(35.6)	(32.9)	(22.7)	(28.3)
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

Total Payment Volume

“Total Payment Volume” (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.

JumiaPay Transactions

“JumiaPay Transactions” corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.

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

Summary Risk Factors

Our business is subject to numerous risks. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include, but are not limited to, the following:

●	we have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future;
●	we rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all;
●	our markets pose significant operational challenges that require us to expend substantial financial resources;
●	we face risks related to health epidemics and other outbreaks such as COVID-19, which could significantly disrupt our supply chain and our operations, and could negatively affect our development;
●	many of our countries of operation are, or have been, characterized by political instability or changes in regulatory or other government policies;
●	our business may be materially and adversely affected by an economic slowdown in any region of Africa;
●	currency volatility and inflation may materially adversely affect our business;
●	uncertainties with respect to the legal system in certain African markets could adversely affect us;

●	our business may be materially and adversely affected by violent crime or terrorism in any region of Africa;
●	growth of our business depends on an increase in internet penetration in Africa and other external factors, some of which are beyond our control;
●	we face competition, which may intensify;
●	we may be unable to adapt to changes in our industry or successfully launch and monetize new and innovative technologies, as a result of which our growth and profitability could be adversely affected;
●	we may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits;
●	we may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers;
●	sellers set their own prices and decide which goods they make available on our marketplace, which could affect our ability to respond to consumer preferences and trends;
●	we use third-party carriers as part of our fulfillment process, giving us limited control over the fulfillment process and exposing us to challenges should we need to replace carriers;
●	we may experience malfunctions or disruptions of our technology systems;
●	we may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances;
●	we conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

Risks Related to Our Business, Operations and Financial Position

Detailed Risks Associated with our Business, Operations and Financial Position

We have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future.

Jumia operates a pan-African e-commerce platform. Our platform primarily consists of our marketplace, which connects businesses with consumers, our logistics service, which enables the shipping and delivery of packages, and our payment service, JumiaPay, which, together with its network of licensed payment service providers and other partners, facilitates transactions among participants active on our platform. We primarily generate revenue from commissions, where third-party sellers pay us fees based on the goods and services they sell, and from the sale of goods where we act directly as seller. Our revenue is, however, not sufficient to cover our operating expenses. Accordingly, since we were founded in 2012, we have not been profitable on a consolidated basis. We incurred a loss for the year of €170.4 million in 2018, a loss for the year of €227.1 million in 2019 and a loss for the year of €161.0 million in 2020. As of December 31, 2020, we had accumulated losses of €1.3 billion.

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

Since our inception, we have had negative operating cash flows and have relied on external financing. While we received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard Europe SA (“Mastercard”) and the issuance of shares to existing shareholders to protect them from dilution, and net proceeds of $231.4 million from our December 2020 equity offering, we will require additional capital to finance our operations and/or growth of our platform in the future. If we are not able to raise the required capital on economically acceptable terms, or at all, or if we fail to project and anticipate our capital needs, we may be forced to limit or scale back our operations, which may adversely affect our growth, business and market share and could ultimately lead to insolvency.

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

Our business could be adversely impacted by epidemics or pandemics, such as COVID-19. The COVID-19 pandemic has significantly negatively impacted our business in many ways:

●	As part of our cross-border business, we facilitate orders into Africa from international sellers. The COVID-19 pandemic has disrupted, and may continue to disrupt, the operations of these international sellers. For example, some of these sellers have been forced to temporarily halt production, close their offices or suspend their services.
●	Many of our local sellers depend on imported products. The reactions to the COVID-19 pandemic have posed challenges for our sellers to source products and raw materials.
●	Certain of our sellers and restaurant venders on our platform have been forced to reduce their hours of operations or shut down for periods of time and some have gone out of business, and this may continue, which may negatively impact our results.
●	The COVID-19 pandemic has negatively impacted consumer sentiment in many of our countries of operation, which has led to a reduction in discretionary spending. While we may benefit from a shift from offline to online trade, there can be no assurance that the effects of this shift will outweigh the negative impact caused by a change in consumer sentiment.
●	Any fears among consumers that COVID-19 could be transmitted through goods shipped by us, reduced consumer spending on discretionary items or the economic consequences of administrative measures to limit the spreading of COVID-19 may significantly negatively affect our sales.
●	We may incur increased operating costs as we adapt to new demands of operating during the term of the pandemic and we may experience disruptions to our operations including to implement enhanced employee safety procedures.
●	In South Africa, our fulfilment center was shut down due to very strict lockdown restrictions during April 2020. These restrictions were eased from May 2020 onwards and e-commerce businesses have been allowed to operate since then. Any further forced or voluntary shut downs of business operations, or other intervention in our business by police and government authorities, in any of the geographies in which we have operations may negatively affect our ability to do business, operate our fulfilment centers, serve our customers and fulfill our administrative tasks.

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

Frequent and intense periods of political instability make it difficult to predict future trends in governmental policies. For example, in periods of intense political turmoil, governments in certain of our markets have restricted access to the internet. Most recently, this occurred in Uganda in advance of the presidential election in January 2021. Any similar shut-down in the future will negatively affect our business and results of operations. In addition, if government or regulatory policies in a market in which we operate were to change or become less business-friendly, our business could be adversely affected.

Governments in Africa frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where we operate. For example, the Central Bank of Nigeria requires foreign investors to obtain a certificate of capital importation (“CCI”) to be able to repatriate imported funds and related proceeds via the Nigerian foreign exchange market. Jumia has transferred about €125 million into Nigeria as of December 31, 2019. While Jumia has obtained valid CCIs for approximately €95.2 million, Jumia currently does not hold CCIs for the remaining amount. Jumia currently does not anticipate any need to repatriate funds from Nigeria in the medium term. In the meantime, Jumia has started working with the Nigerian authorities to obtain the additional CCIs that would allow Jumia to repatriate these funds and related proceeds. As of January 31, 2021, Jumia was awaiting feedback for €0.6 million requested in 2020. However, there can be no assurance that Jumia will be successful in obtaining these certificates. Any failure to obtain the required certificates could impact Jumia’s ability to repatriate these funds and related proceeds or the exchange rate at which a repatriation could be effected.

In the future, the level of intervention by African governments may continue to increase. The COVID-19 pandemic may serve as a catalyst for increasing government intervention. These or other measures could have a material adverse effect on the economy of the countries in which we operate and, consequently, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business may be materially and adversely affected by an economic slowdown in any region of Africa.

The success of our business depends on consumer spending. While we believe that economic conditions in Africa will improve, poverty in Africa will decline and the purchasing power of African consumers will increase in the long term, there can be no assurance that these expected developments will actually materialize. In addition, the COVID-19 pandemic could further negatively impact levels of economic activity and depress consumer demand. The development of African economies, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, real disposable income, poverty rates, wealth distribution, interest rates, taxation, currency exchange rates, weather conditions and the COVID-19 pandemic. As our operations in Nigeria and Egypt generate a larger portion of our orders and revenue than any other country in which we currently operate, adverse economic developments in Nigeria or Egypt could have a greater impact on our results than a similar downturn in other countries.

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

Many of the markets in which we operate suffer from a high incidence in violent crime and terrorism, which may harm our business. Violent crime has the potential to interfere with our delivery and fulfillment operations, in particular, given the fact that a high proportion of transactions on our marketplace are settled in cash. Our warehouses may also be targets of criminal acts. For example, in late 2018, we experienced an isolated incident in which our warehouse in Kenya was robbed, and merchandise with a value of approximately €500,000 was stolen. Violent crimes may increase as a result of the ongoing COVID-19 pandemic.

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

Growth of our business depends on an increase in internet penetration in Africa and other external factors, some of which are beyond our control.

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

The continued growth of our business and e-commerce will depend on a number of other factors, some of which are beyond our control, including, the trust and confidence level of e-commerce sellers and consumers, changes in demographics and consumer tastes and preferences. Even if internet penetration rates increase, physical retail or face-to-face transactions may remain the predominant form of commerce in our markets due to, among other factors, a lack of trust and confidence in e-commerce offerings. There is no guarantee that consumers will adapt to the use of the internet for consumer transactions on the scale we anticipate.

A failure of e-commerce to continue to grow as we anticipate in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face competition, which may intensify.

As the e-commerce business model is relatively new in the markets in which we operate, competition for market share may intensify significantly. Current competitors, such as Souq.com (a company affiliated with Amazon) and noon in Egypt, Konga in Nigeria or Takealot and Superbalist, which are both part of the Naspers group, in South Africa, may seek to intensify their investments in those markets and also expand their businesses in new markets. We also face competition for on-demand services from companies such as Glovo and UberEast, while in digital services we face competition from companies such as OPay and PalmPay. Some of our competitors currently copy our marketing campaigns, and such competitors may undertake more far reaching marketing events or adopt more aggressive pricing policies, all of which could adversely impact our competitive position. We also compete with a large and fragmented group of offline retailers, such as traditional brick-and-mortar retailers and market traders, in each of the markets in which we operate. In addition, new competitors may emerge, or global e-commerce companies, such as Amazon, Asos or Alibaba, which already offer shipping services to certain African countries for a selection of products, may expand across our markets, and such competitors may have greater access to financial, technological and marketing resources than we do. We also face competition from transactions taking place through other platforms, including via social media sites such as Instagram or Facebook.

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

We do not control the portfolio or pricing strategies of our sellers, which could affect our ability to effectively compete on the breadth of our product assortment or on price with the other distribution channels. Our sellers may be unaware of consumer preferences and trends and fail to offer the products our consumers prefer. Additionally, our sellers may employ different pricing strategies based on the geographical location of consumers, which could lead consumers to look for more competitively priced products on other distribution channels. Our sellers may also engage in fictitious pricing, an advertising tactic wherein sellers exaggerate the level of discounts provided on certain products by comparing the discount price to a prior-reference price at which the product was never really offered for sale. Such tactics, if perpetrated by our sellers, may alienate consumers from our marketplace and harm our reputation. Moreover, sellers that are prevented from engaging in fictitious pricing on our marketplace may choose to list their goods on other channels instead of our marketplace, which could also result in a loss of consumers.

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

We are subject to fluctuations in foreign exchange rates between the Euro, our reporting currency, and currencies of other countries where we market or source our goods, for example the Nigerian Naira, the Egyptian Pound, the Kenyan Shilling and the West African CFA Franc. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in Euro, and in the reported value of our assets, liabilities and cash flows. In addition, currency fluctuation may adversely affect receivables, payables, debt, firm commitments and forecast transactions denominated in foreign currencies. In particular, transition risks arise where parts of the cost of sales are not denominated in the same currency of such sales. [We currently do not hedge this exposure.] Fluctuation in exchange rates, depreciation of local currencies, changes in monetary and/or fiscal policy or inflation in the countries in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

The continued growth of our business depends on several external factors, some of which are beyond our control, and there is no guarantee that we can maintain our historical growth rates.

We have historically experienced growth in our usage indicators, such as Annual Active Consumers, Orders or GMV. There can be no assurance that our growth will be sustainable and that we will continue to experience growth in the future. To support our path to profitability, we may further reduce promotional intensity and consumer incentives, which may negatively affect usage indicators. External effects, such as the COVID-19 pandemic, which caused supply and logistics challenges for our business, may also negatively affect our growth trajectory. In addition, a shift in the relative proportion of first-party sales to third-party sales may significantly and negatively affect any reported revenue growth and could even lead to a decline in reported revenue.

The growth of our business is dependent on our ability to both retain existing and add new sellers, which we may not be able to continue to do at historic rates and acquisition costs, or at all. As we scale our business, we face the risk that our current sellers may not successfully increase their offers to keep up with increasing consumer demand, which may require us to increase our first-party sales. While any such increase would lead to a significant increase in revenue, our profit margins could be negatively affected, as we have historically recorded lower profit margins on first-party sales than on third-party sales. Alternatively, we could select and onboard new local or international sellers to keep up with the increasing consumer demand; however, doing so might prove more difficult than expected or we may not be able to onboard new sellers at all. Furthermore, if we onboard too many international sellers, we risk alienating local sellers which would compound supply issues. Similarly, we risk alienating small, local sellers as our company grows and we provide increasing exposure to larger sellers who can more easily adapt pricing strategies and product offerings to meet the needs of consumers.

Our local sellers, some of whom rely on imports for supply, may be negatively affected by local currency devaluations. Curtailed access to supply for our local sellers may negatively affect the breadth of assortment on our platform which in turn may affect usage growth and overall performance of the business.

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

Our business growth may also be affected if we are unsuccessful in retaining our current consumer base or adding new consumers. Any decrease in the number of sellers and product offerings could lead to a corresponding decrease in Annual Active Consumers. Additionally, the costs of consumer retention may increase for various reasons, which could negatively affect our revenue. Our expansion into new markets, although not an immediate priority, may place us in unfamiliar competitive environments or may require us to invest significant resources, and there is no assurance that returns on such investments will be achieved.

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

The more attractive the product mix on our marketplace, the more consumers visit our marketplace and order from our sellers. However, there can be no assurance that our sellers will offer a product mix that is attractive to our consumers. If we identify gaps in the product offering on our marketplace, we either seek to have sellers from abroad, such as China, offer their goods on our marketplace or, in some cases, decide to sell goods ourselves. Sellers from abroad may, however, only be interested in listing goods with a high value, as low value goods may not allow them to recover the costs incurred for sales over our marketplace. Furthermore, there can be no assurance that sellers from abroad will not face issues with import restrictions or delays in obtaining required customs clearances. As a growing percentage of our revenue stems from cross-border sales, future import restrictions, delays in obtaining required customs clearances, in particular with respect to goods imported from China, or events negatively affecting international trade, such as the COVID-19 pandemic, may have a material adverse effect on our revenue.

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

We also face risks associated with our acceptance of cash on delivery as a payment method. When a third-party delivery agent successfully delivers a product and accepts cash payment from the consumer, we face the risks of late collections (in the event that the third-party delivery agent does not remit the funds to us on time) or unrecoverable receivables (in the event that the third-party delivery agent commits fraud or becomes insolvent). These risks are particularly acute in countries where the percentage of outsourced deliveries is high.

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

We operate a marketplace where sellers can offer their goods and directly contact our consumers. Consumers or regulatory authorities may allege that items offered or sold through our marketplace infringe third-party copyrights, trademarks and patents or other intellectual property rights, are pirated or illegal or violate consumer protection laws or regulations. While we have adopted certain measures to verify the authenticity of goods sold on our marketplaces (for example, periodic screening procedures, content verification for new sellers or for sellers who sell goods at prices that seem too low for genuine goods) to minimize potential violations and/or infringement of third-party intellectual property rights, these measures may not always be successful.

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

We and certain of our management and supervisory board members were named as defendants in several shareholder putative class action lawsuits that await final settlement approval, and additional lawsuits or enforcement proceedings could have a material adverse impact on our business, financial condition, results of operation, prospects and reputation.

In 2019, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us, certain current and former members of our management and supervisory boards, the underwriters of our initial public offering, our authorized representative and, in New York State court, our auditor. On August 11, 2020, we reached an agreement to fully resolve all of the actions, subject to conditions including court approval. Under this agreement, in which the defendants do not admit any liability or wrongdoing, Jumia will make a settlement payment of $5 million, $1 million of which will be funded by insurance coverage. The settlement amounts were paid into an escrow account in January 2021. No shareholders have filed objections to the settlements. The final approval hearings for the settlements are scheduled for March 24 and 18, 2021 before the relevant courts. We anticipate that we may continue to be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders, or actions by government enforcement authorities or regulators. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits or enforcement actions, potentially on unfavorable terms. Any adverse outcome of these proceedings, including any plaintiffs’ appeal of a favorable outcome, could result in payments of substantial monetary damages, penalties or fines, or changes to our business practices, and thus have a material adverse effect on our business, financial condition, results of operation, prospects and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. Any litigation or enforcement process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business.

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

We cooperate with a number of third-party logistics and delivery companies to help our sellers fulfill orders and deliver their goods to consumers, in particular with respect to last-mile delivery. We have established a logistics information platform that links our information system to those of our logistics partners. Interruptions to or failures in our third-parties’ logistics and delivery services, or in our logistics information platform, could prevent the timely or proper delivery of goods to consumers, which could harm our reputation, in particular if such interruptions or failures occur during one of our key sales events, like Black Friday. These interruptions may be caused by events that are beyond our control or the control of these third parties, such as inclement weather, natural disasters, transportation disruptions or labor or other political unrest. Our logistics and delivery services could also be affected or interrupted by industry consolidation, service provider failure, insolvency, change in regulations or government shut-downs.

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

JumiaPay, together with its network of licensed payment service providers and other partners, facilitates transactions between sellers and consumers and provides certain participants with access to financial services. Due to the variety and complexity of the payment methods we offer, we may experience failures in our checkout process, such as banks rejecting payment or consumers having insufficient funds, which could adversely affect our conversion rate, defined as the share of potential consumers visiting our marketplace who actually place an order, and our business.

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

In addition, our current payment infrastructure may prove insufficient if we continue to grow. For instance, we may not be able to process high volumes. Any failure of the technology behind our payment solutions could be disruptive.

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

A number of jurisdictions where we operate have enacted legislation regulating money transmitters and/or electronic payments or funds transfers. In many of these countries, the legal framework, its interpretation and/or enforcement has recently changed substantially and we are challenged to adjust our operations. If our operation of JumiaPay were found to be in violation of money services laws or regulations or any tax or anti-money laundering regulations, or engaged in an unauthorized banking or financial business, we could be subject to liability, forced to cease doing business with residents of certain countries, or forced to change our business practices. Any change to our JumiaPay business practices due to current or new legislation that makes the service less attractive to customers or prohibits its use by residents of a particular jurisdiction could harm our business. Even if we are not forced to change our JumiaPay business practices, we could be required to obtain licenses or regulatory approvals that could be very expensive and time consuming, and we cannot assure that we would be able to obtain these licenses in a timely manner or at all.

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

A large percentage of our products are offered by third-party sellers and delivered by third-party companies and are not completely within our control. Consequently, we may receive negative publicity, and in some cases may share liability, in cases of inappropriate actions of such sellers and delivery companies such as violations of product safety regulations, environmental standards, tax compliance, import rules, labor laws or incidents involving drivers and/or consumers that may make it more difficult for us to recruit new employees or may require us to change our business model. We also rely on third parties for information, including product characteristics and availability of goods we offer, which may be inaccurate. While our policy is to delist goods or sellers that fail to meet certain standards, there is no guarantee that we are capable of delisting these goods and sellers in a timely manner, or at all. Any negative publicity relating to an accident or other incident resulting in serious injury or death of consumers, employees or other individuals could have a material adverse effect on our reputation in our industry and in the countries in which we currently operate.

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

In order to reach a diverse consumer base in the e-commerce industry and to further build awareness of our brand, we have incurred, and may continue to incur, substantial marketing expenses. While we reduced the intensity of our promotions and consumer incentives in the past year, we may incur a higher level of marketing expenses in the future.

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

We rely on newsletters in the form of emails and other messaging services in order to promote our marketplace and inform consumers of our product offerings and/or the status of their transactions. Changes in how webmail services organize and prioritize emails, as well as actions by third parties to block, impose restrictions on, or charge for the delivery of emails and other messages, as well as legal or regulatory changes with respect to “permission-based marketing” or generally limiting our right to send such messages, could reduce the number of consumers opening our emails.

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

We are a founder-led business and depend heavily on the continued input of our founders Sacha Poignonnec and Jeremy Hodara. We also depend upon the continued services and performance of our other officers and other key personnel, many of whom have a level of experience and local knowledge that would be difficult to replicate. The unexpected departure or loss of any of our founders, member of our management board and supervisory board or key personnel could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to attract or retain suitable replacements for such personnel in a timely manner or at all. We may also incur significant additional costs in recruiting and retaining suitable replacements. In addition, from time to time, there may be changes in our management team that may be disruptive to our business.

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

While we have a number of administrative functions teams located in Dubai, UAE, and a central technology, research and development and data team located in Porto, Portugal, we manage certain of our operations on a decentralized basis. Historically, our executives travelled extensively but they have curtailed travel during the COVID-19 pandemic. Events restricting international travel, such as the COVID-19 pandemic, may negatively affect our ability to effectively manage and grow our business.

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

We may be subject to allegations, enforcement proceedings, and lawsuits concerning anti-money laundering and anti-terrorist financing.

As cash payments continue to be the most trusted and most widely used payment method in the countries in which we currently operate, our operations mainly depend on our “cash on delivery” payment option, where consumers pay for their order in cash upon delivery. We have implemented and aim to improve our various group-wide policies and procedures, including internal controls and “know-your-customer” procedures, and to comply with all applicable anti-money laundering and anti-terrorist financing laws and regulations for preventing money laundering and terrorist financing. However, our policies and procedures may not be completely effective in preventing other parties from using our platform, or any financial institutions we collaborate with, as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. Although we take steps to diligence our sellers, we cannot guarantee that our ecosystem is void of individuals and entities (collectively, “persons”) who are the target of U.S. sanctions, including persons designated on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List or other international sanctions. In addition to our own internal procedures, we rely on certain payment and lending service providers, including banks and other financial institutions, to have their own appropriate anti-money laundering compliance policies and procedures. Any strengthening of our know-your-customer efforts as well as penalties for non-compliance with our policies, may deter certain sellers from doing business with us or may cause a number of our existing seller accounts to close, which may negatively affect the development of our business.

We have not been subject to fines or other penalties or suffered business or other reputational harm as a result of actual or alleged money laundering or terrorist financing activities. However, if we were to be associated with money laundering or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, potential criminal charges for failure to report such activity, or other forms of legal enforcement, including being added to any “blacklists” that would prohibit certain parties (for example, U.S. banks and financial institutions) from engaging in transactions with us, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations. Even if we and any financial institutions with whom we collaborate continue to seek to comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, we and such financial institutions may not be able to ensure full compliance with anti-money laundering and anti-terrorist financing laws and regulations in light of their complexity and the secrecy of these activities.

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

Various members of the international community have targeted certain countries, including Iran, with economic sanctions and other restrictive measures. Within the applicable framework, our travel business historically allowed consumers to book hotels in and flights serving Iran. While the revenue from these offers is immaterial, we cannot rule out that negative publicity around these offers may harm our reputation. Further, any violation by us of applicable economic sanctions laws or regulations or other restrictive measures could result in criminal, civil and/or material financial penalties. In addition, our former indirect shareholder, MTN Group Limited, holds a 49% indirect, non-controlling interest in Irancell, which operates Iran’s second largest mobile network and offers international voice, interconnect and roaming services. MTN Group Limited also has a beneficial interest of about 44% in Iranian e-commerce business Snapp (also known as Iran Internet Group), which includes retail marketplace, ride hailing, travel, delivery and food delivery businesses. These and other activities of our former, current or future shareholders in countries targeted by economic sanctions may have harmed our reputation in the past or may harm our reputation in the future and may lead to us being targeted by divestment and similar initiatives.

Exchange controls may restrict the ability of our subsidiaries to convert or transfer sums in foreign currencies.

Our ability to generate operating cash flows at the level of the Company depends on the ability of its subsidiaries to upstream funds. Several of the countries in which we currently operate have exchange controls that can, from time to time, place restrictions on the exchange of local currency for foreign currency and the transfer of funds abroad. These controls generally have not created major operational problems in the past because of our negative profitability, but may become more onerous in the future. These controls and other controls that may be implemented in the future could limit the ability of our subsidiaries to transfer cash to us.

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

Capturing accurate data to calculate our key performance indicators may be difficult, in particular due to our limited operating history, and there is no guarantee that the information we have collected thus far is accurate or reliable. For example, we use consumer accounts to determine the number of Annual Active Consumers. The number of consumer accounts may, however, be higher than the number of actual individual Annual Active Consumers. TPV includes indirect payments volumes and, accordingly, may not be comparable with similar measures used by other companies. GMV could be inflated due to weak or error-prone data collection processes, misconduct, or malicious seller or consumer behavior. For example, we engaged in a sales practices review in 2019 and 2020, where we identified certain improper orders, which generated less than 3% of our GMV in 2018, concentrated in the fourth quarter, and less than 2% of our GMV in 2019. Furthermore, we obtain certain information from third-party service providers who help us assess the performance of our business, including Google Analytics. Such relevant third-party service providers may not fully disclose the methods of how they compile such information and we cannot guarantee that such information is accurate.

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

We base our current and future expense levels on our operating forecasts and estimates of future revenue. Revenue and operating results are difficult to forecast because they generally depend on the volume and timing of orders placed on our marketplace and their fulfillment, all of which are uncertain. Additionally, our business is affected by general economic and business conditions around the world and by the COVID-19 pandemic. A softening in revenue, whether caused by changes in consumer preferences, supply and logistics disruption or a weakening in local or global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenue. This inability could cause our loss after tax in a given quarter to be higher than expected. If actual results differ from our estimates, our financial results for the relevant period may be lower than expected.

We make provisions based on management’s risk assessment at the time of finalization of the relevant financial statements. Where risks are estimated as probable, we make provisions in our financial statements. The risk assessment may change from one period to another, and additional risks may emerge. Changes in the risk assessment may lead to the recognition of additional provisions or the reversal of existing provisions, which can have a material impact on our financial results. Further, while the impact of risks that have already been provided for on our financial results is limited, the materialization of such risks may lead to substantial cash outflows, which may have a material adverse effect on our liquidity. As of December 31, 2020, we had current and non-current provisions for liabilities and other charges of €32.2 million, including tax provisions of €30.0 million.

If we do not accurately forecast revenue or appropriately plan our expenses, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to seasonal fluctuation which may have a material impact on our results.

Our business is seasonal and, consequently, our revenue tends to fluctuate from quarter to quarter. For example, we consider the fourth quarter, which includes Black Friday and in many countries the year-end holidays, as especially important for generating revenue. Certain special events, including elections or Jumia Anniversary, result in increased demand for goods on our marketplace. In the future, such seasonality may become even more pronounced if consumers focus more strongly on certain special events.

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

Additionally, we do not have the licenses necessary to operate as a direct payment service provider. Instead, in those jurisdictions where such licenses are required, we typically seek to offer our JumiaPay services through agreements with existing licensed banks or payment service providers. If any of these partners were to lose their license, it might prohibit them from continuing to offer services and could inhibit our operations as well. Any unfavorable interpretation or modification of applicable license requirements or any termination of a required license may significantly harm our operations in the relevant country or may require us to close down parts or all of our operations in the relevant country. For example, the implementation as of January 1, 2021 of the Payment Systems and Services Act

2019 in Ghana introduces new licensing requirements applicable to JumiaPay and its partners. We may seek to acquire payment service provider or other licenses related to our JumiaPay services, including by acquiring licensed entities, and any license we may acquire will be subject to review, interpretation, modification or termination by the relevant authorities and will subject our business to oversight and compliance obligations that we may not be able address in a timely manner.

We can offer no assurance that the relevant authorities will not take any action that could materially and adversely affect these licenses, permits or approvals or our ability to sell goods and provide our services, such as actions to increase license, permit or approval fees or reduce the scope of permitted services. We may experience difficulties in obtaining or maintaining some of these licenses, approvals and permits, which may require us to undertake significant efforts and incur additional expenses. To the extent we operate without a license, we could be subject to fines, criminal prosecution or other legal action including suspension of our operations. Any difficulties in obtaining or maintaining licenses, approvals or permits or the amendment or revocation thereof could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

For example, in Europe the General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented stringent operational requirements for the use of personal data. These stringent requirements include expanded disclosures to inform consumers about the use of personal data, increased controls on profiling consumers and increased rights for consumers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year.

Additionally, the regulatory landscape surrounding data protection, data privacy and information security is rapidly changing across Africa. All countries in which we operate have personal data protection laws. . Many of these data protection laws and regulations were only recently enacted and are constantly evolving. In some countries, data protection legislation is not yet fully resourced and operational. Our business collects personal data from users of our websites, customers, sellers, suppliers, contractors and other individuals. Compliance with nascent data protection regulations presents a challenge, particularly where practical guidelines on implementation of new legislation have not yet been issued.

Compliance with the various data protection laws in Africa is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various African nations in which we operate, our ability to transmit consumer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where we collect data. In many countries relevant laws also require that a company notify consumers in the event of a personal data breach.

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

Economic challenges faced by governments, including due to the COVID-19 pandemic, may lead to an increase in our tax burden.

Governments may seek to find additional financing, including due to economic challenges as a result of the COVID-19 pandemic. Accordingly, governments may seek to impose additional tax burdens on us. For example, tax authorities may state that platform owners are responsible to account for and pay VAT or sales tax for the goods and services traded via their platform. Jumia is currently engaged in active discussions with the tax authorities in two countries regarding VAT or sales tax collection for the goods and services traded via its platform. The authorities in one of these countries may apply such a mechanism retrospectively. There is no guarantee that this authority will accept our position that we are not responsible to account for and pay VAT for the goods and services traded via our marketplace for the prior periods. The VAT or sales tax of the goods and services traded via our marketplace in the relevant country would amount to a lower double digit euro million amount per year for the relevant prior periods should the tax authorities prevail.

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

General market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of our ADSs, even if there may not be a reason for this based on our business performance or earnings outlook. In addition, prices for e-commerce or technology companies have traditionally been more volatile compared to share prices for companies from other industries. The market price of our ADSs has fluctuated substantially in the past. Our ADSs, priced at $14.50 for our initial public offering in April 2019, rose to a high of $49.77 in May 2019 before falling to a low of $2.15 in March 2020 and then rising again to a high of $69.89 in February 2021, followed by a significant decline. The market prices of our ADSs may continue to fluctuate substantially in the future.

Any fluctuations in the market price of our ADSs as a result of the realization of any of these risks, investors could lose part or all of their investment in our ADSs. Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. These lawsuits may result in substantial expenses and could also divert the time and attention of our management board from our business, which could significantly harm our profitability and reputation.

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

We have identified a material weakness in our internal control over financial reporting. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements.

Our management, including our co-chief executive officers and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the presence of a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Specifically, we identified deficiencies in the corporate finance and accounting functions related to the failure to identify accounting adjustments in certain areas, including income taxes, share-based compensation and contractual commitments, and we did not adequately review or oversee the work of external specialists in some of these matters to assist us in the preparation of our financial statements and in our compliance with SEC reporting obligations. Such deficiencies, when considered in the aggregate, constitute a material weakness.

Notwithstanding this material weakness, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS.

We have already made some improvements regarding the remediation of this material weakness on the corporate finance and accounting functions; however, additional effort is required. We have hired and will continue to hire additional accounting and finance personnel. We have implemented extensive documentation and review processes and invested in automation of reporting allowing us to focus more on technical compliance and review; we have standardized our controls over accounting and reporting and formalized our financial statement review process.

However, we cannot assure you that the implementation of these measures will be sufficient to remediate this material weakness or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Since our initial public offering in 2019, we have been a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with this Annual Report. As a result, we are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act (“JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management, including our co-chief executive officers and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the presence of a material weakness. Moreover, even if our management concludes that our internal control over financial reporting is effective, when we are no longer an emerging growth company, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures in the future, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

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

Investors may have difficulty enforcing civil liabilities against us or the members of our management and supervisory boards.

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

We are a stock corporation (Aktiengesellschaft) incorporated under German law. Our corporate affairs are governed by our articles of association and by the laws governing stock corporations incorporated in Germany. The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions and the management or directors of those corporations. In the performance of their duties, our management board and supervisory board are required by German law to consider the interests of our company, its shareholders, its employees and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as an ADS holder.

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

We believe we were not a PFIC in the prior taxable year and do not expect to become a PFIC in the current taxable year or the foreseeable future. However, the determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current expectation regarding our PFIC status is based in part upon the value of our goodwill which is based on the market value for our shares and ADSs, and in part on the rate at which our cash and cash equivalents are spent. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares and ADSs or we spend our cash or cash equivalents at a slower rate than expected.

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

In December 2020, we completed an equity offering. We received approximately USD 231.4 million (€194.3 million) in net proceeds from our equity offering, after deducting underwriting commissions and discounts and the offering expenses, payable by us.

On March 11, 2021, our shareholders resolved to replenish our authorized capital, to renew our contingent capital and to renew our authorization to rely on the simplified exclusion of subscription rights in connection with the issuance of shares and/or equity-linked instruments in the future.

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

Overview

We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with consumers, our logistics service, which enables the shipment and delivery of packages from sellers to consumers, and our payment service, JumiaPay, which, together with its network of licensed payment service providers and other partners, facilitates transactions among participants active on our platform in selected markets.

We are active in three regions in Africa, which consist of 11 countries that together accounted for more than 70% of Africa’s GDP of €2.3 trillion in 2020, according to estimates by the International Monetary Fund. Though still nascent, we believe that e-commerce in Africa is well positioned to grow.

We intend to benefit from the expected growth of e-commerce in Africa through the investments that we have made and the extensive local expertise that we have developed since our founding in 2012. Through our operations, we have developed a deep understanding of the economic, technical, geographic and cultural complexities that are unique to Africa, and which vary from country to country. We believe that our deep understanding has enabled us to create solutions that address the needs and preferences of our sellers and consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of the success of our company. In addition, we take full advantage of the mobile-centric aspects of the African market, having adopted a “mobile-first” approach in our product development and marketing efforts, which allows us to expand the audience for our goods and services, increase engagement and conversion and reduce our consumer acquisition costs.

On our marketplace, a large and diverse group of sellers offer goods across a wide range of categories, such as fashion and apparel, beauty and personal care, home and living, fast moving consumer goods, smartphones and other electronics. We also provide consumers with easy access to a range of on-demand services via our Jumia Food platform, including delivery, from restaurants, grocery shops and convenience outlets. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment, transport ticketing as well as financial services such as micro-loans or savings products. We had 6.8 million Annual Active Consumers as of December 31, 2020. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2020, more than 90% of the items sold on our marketplace were offered by third-party sellers. To a limited extent, we sell items directly in order to enhance consumer experience in key categories and regions.

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

Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, JumiaPay, to facilitate cashless online transactions between participants on our platform, with the intention of integrating additional financial services in the future. JumiaPay encompasses a number of functionalities. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay has also a dedicated payment app, the JumiaPay app, through which we offer consumers a number of digital lifestyle services from a broad range of third party service providers. Lastly, through Jumia Lending, our sellers can access financing solutions provided by third-party financial institutions, leveraging data from the sellers’ transactional activity on our platform for credit scoring purposes. We intend to continue expanding the range of payment and financial services offered to both consumers and sellers as part of the Jumia ecosystem. As of December 31, 2020, one or more JumiaPay services were available in eight markets: Nigeria, Egypt, Morocco, Ivory Coast, Ghana, Kenya, Tunisia and Uganda. JumiaPay Transactions and Total Payment Volume (“TPV”) have both increased substantially since its launch. The number of JumiaPay Transactions reached 9.6 million in 2020 compared to 7.6 million in 2019. TPV reached €196.4 million in 2020, up 58% compared to 2019.

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

While usage of our platform has grown substantially in the past, we consider usage as a part of a broader equation where we seek to balance usage growth, platform monetization and cost efficiency. We manage this equation on a dynamic basis. In 2020, we focused on rebalancing our business mix, enhancing cost efficiency and making progress towards breakeven. Annual Active Consumers increased to 6.8 million Annual Active Consumers as of December 31, 2020, up from 6.1 million Annual Active Consumers as of December 31, 2019. Our Orders increased from 26.5 million in 2019 to 27.9 million in 2020. Adjusted for perimeter changes and improper sales practices, our gross merchandise value (“GMV”) decreased from €1,030.9 million in 2019 to €836.5 million in 2020. Our gross profit continued to increase, reaching €92.8 million in 2020, up from €75.9 million in 2019. The rebalancing of our business mix together with structural improvements to enhance cost efficiency resulted in a significant improvement of our unit economics. The increase in gross profit and improvement in unit economics resulted in a significant decrease in our operating loss for the period from a loss of €227.9 million in 2019 to a loss of €149.2 million in 2020.

Our Market Opportunity

Comprised of 54 countries and with a total population of over 1.3 billion people, Africa is the second-largest continent in the world by land mass and population. According to the IMF and Internet World Stats, in 2020, the 11 countries in which we operate counted 624 million people and accounted for approximately 72% of Africa’s GDP and 69% of Africa’s internet users.

The African e-commerce landscape is characterized by favorable macroeconomic and demographic conditions, including strong expected real GDP growth, a young population and an expected rapid increase in mobile internet penetration.

Attractive Fundamentals

Africa represents a large and growing consumer market that is positioned for growth, driven by the following key macroeconomic facts and trends:

●	Economic development: According to the African Development Bank, aggregate private consumption in Africa grew at an average of 3.7% per annum from 2010 to 2016, and according to McKinsey Global Institute in 2015, spending by consumers and businesses totaled $4 trillion, with business spending alone totaling $2.6 trillion in 2015. In 2010, 355 million people, or 34% of the population, were considered “middle class” according to the African Development Bank. By 2060 that number is expected to grow to 1.1 billion people or 42% of the population, representing an average annual growth of approximately 15 million people, according to the same source.
●	Infrastructure investments: Investments in infrastructure, which totaled over $62.5 billion in 2016, are key to this growth and led by both strong domestic and foreign direct investment, according to the African Development Bank.
●	Large, fast-growing and young population: As of 2020, Africa comprised approximately 17% of the world’s population, according to the IMF report from 2020. According to the United Nations World Population Prospects Report from 2019, the population of sub-Saharan Africa is projected to double by 2050 and the populations of Northern Africa and Western Africa are expected to grow by 46% by 2050. The United Nations also projects that Nigeria will become the third most populated country in the world by 2050, after India and China. The average age across the African continent was 19.7 years in 2019, more than ten years younger than the global average of 30.9 in 2019, according to the United Nations. We believe that this younger generation, born into an “online” world is increasingly seeking access to a wider choice of food, consumer goods and entertainment options as it becomes increasingly connected to, and aware of, global consumer trends.
●	Increasing urbanization: Urban centers play a critical role in driving economic growth. As of 2020, it is estimated that only 43% of Africans lived in urban centers, compared to 82% in North America and 51% in Asia, according to a report from Statista. However, 60% of Africans are expected to be living in urban areas by

2050, indicating an organic and migration-driven growth of over 920 million people to urban centers during that period, according to a 2019 report from the United Nations.

Increasing Internet Penetration

Africa is rapidly becoming a “connected” market, representing a large opportunity for internet-based businesses. Africa had an estimated 527 million internet users across the continent, 69% of whom lived in the regions in which we operate, as of September 2020 according to Internet World Stats, a site of the Miniwatts Marketing Group. Some of the key factors driving this evolution are:

●	Investments in mobile network infrastructure: Africa has emerged as a “mobile-first” market, in which many consumers access the internet for the first time using a mobile device. Investment in global information and communications technology infrastructure in Africa totaled over $1.6 billion in 2016, and telecommunication operators across the continent are committed to making additional significant investments in cellular network infrastructure in order to meet rising demand.
●	Growing mobile internet penetration: Mobile broadband penetration in Africa, which was 57%, or 763 million subscribers in 2020, is expected to increase to 77% by 2025, according to the market research firm Ovum. This increase represents approximately 400 million new subscribers, bringing the total number of Africans with 3G or 4G connections to over 1.1 billion, according to the same source.
●	Increasing smartphone adoption: While feature phones are still the most popular phones in Africa, smartphone penetration as a percentage of the total mobile connections is growing, amounting to 46% in 2020, and is expected by Ovum to increase to 67% by 2025. The growth in smartphone adoption is driven by decreasing average selling prices and the availability of lower cost data plans, according to the Alliance for Affordable Internet and IDC, respectively. We believe that smartphones, with larger screens, more intuitive user interfaces and wider availability of apps are a strong driver of mobile e-commerce adoption.

Evolving Shopping Trends from Offline to Online

As Africa becomes more affluent and “connected,” we believe that African consumers will increasingly become aware of online shopping. Moreover, organized retail is underdeveloped across most of the continent, making the distribution of goods less efficient than in other regions in the world. Against this backdrop, we believe that e-commerce is an attractive alternative to the general lack of organized retail outlets. We believe that the expansion and success of e-commerce solutions across Africa will be driven by the following factors:

●	Increasing consumer awareness and trust: As e-commerce and the internet are both relatively new to Africa, educating African consumers about the benefits of online shopping (including for “non-standard” items such as apparel) will be a key factor driving consumer adoption.
●	Availability and quality of logistics infrastructure: Outside of certain major cities, many Africans live in areas that lack clear addresses, including in rural areas that are often far from the nearest warehouse or distribution center. As infrastructure continues to improve across Africa and urbanization rates increase, we expect increasing availability of reliable, high-quality and cost effective delivery solutions to contribute to the rise of e-commerce in Africa.
●	Consumer adoption of mobile and digital payments: Electronic payments in the form of mobile phone-based solutions, credit, debit or prepaid card or other similar methods are already an important form of payment in Africa. In fact, Africa is the leading continent in terms of mobile money technology adoption. According to data from GSMA, Africa was home to 481 million mobile money accounts in 2019, 46% of mobile money accounts globally. Mobile payment allows consumers to participate in the formal economy while enabling electronic payment of e-commerce orders, driving higher delivery success rate vs. cash on delivery transactions, thus increasing the overall efficiency of e-commerce.

Our Value Proposition

Our Value Proposition to Sellers

●	Access to a large and growing consumer base: We believe that our brand has become synonymous with online and mobile shopping in our markets, and we have built a logistics service that provides sellers with access to consumers across a wide delivery footprint. As a result, through our platform, local sellers can efficiently reach consumers across a particular country, and international sellers can efficiently reach a large number of consumers across most major markets in Africa. In 2020, we connected sellers with 6.8 million Annual Active Consumers.
●	Unique data: We offer our sellers data and analytic services, helping them to more effectively tailor and customize their offerings and marketing efforts. For example, we are able to inform sellers which products have the best conversion rates and at which price points, positioning them to adjust their assortment, price points and marketing campaigns to enhance their performance. This data may also help sellers improve their inventory management processes from forecasting to buying to end-of-life promotions, leading to increased business and capital efficiency.
●	Brand building & advertising: We offer our sellers and third-party advisers access to millions of users across 11 African countries with the ability to target audiences in a very granular manner. Leveraging extensive user signals data and the multiple touch points we have with consumers, we offer sellers and advertisers a comprehensive range of ad solutions including sponsored product ads, sponsored display banners, CRM ad products and many more. Many sellers have successfully built their brand awareness and run successful advertising campaigns on our marketplace, embracing our platform as a way to distinguish their own brand identities and build brand awareness.
●	Infrastructure & business support: Sellers rely on our platform for a range of essential support services to operate their businesses, such as content creation facilities and web-based and mobile interfaces to manage listings, orders or promotional campaigns.
●	Financial services: In selected markets, our sellers have access to attractive financing solutions offered by various third-party financial institutions. This enables our sellers to find the necessary financing to expand their businesses.

Our Value Proposition to Consumers

●	Integrated ecosystem: We have built an integrated consumer ecosystem around our marketplace, which allows us to offer consumers a broad selection of goods and services that are relevant for their everyday needs. Besides the ability to purchase a wide range of goods from our marketplace, consumers can order food delivery from our partner restaurants, pay their utility bills or recharge their mobile plans. This provides a higher level of convenience to consumers compared to the traditional, fragmented nature of African commerce.
●	Selection, price and convenience: With a total of approximately 110 thousand sellers active on our platform in 2020, and over 57 million product listings on our marketplace as of December 31, 2020, consumers have access to goods from a wide range of categories, such as fashion and apparel, smartphones, home and living, fast-moving consumer goods, beauty and perfumes and other electronics. Our marketplace includes high volume items as well as more niche, tailored and personalized goods, which we refer to as “long-tail” goods. These long-tail goods offer consumers greater selection and help us increase consumer loyalty. The large number of sellers on our marketplace, and the pricing transparency that is inherent to our platform, lead to competition among our sellers and attractive prices for our consumers. Our consumers can access goods and services on our platform 24-hours a day, 7-days a week through our mobile applications and websites.

●	Product quality and consumer protection: In order to provide a quality experience, we have implemented standards that encourage our sellers to make quality their priority. Many of our sellers offer consumer protection programs, such as guaranteed returns and product warranties. We have established a data-driven seller scoring program that rewards sellers who consistently offer high-quality goods and are responsive to consumer needs, and we have a policy to delist sellers who violate our defined standards and rules. Our approach provides strong incentives for sellers to improve their operations.
●	Secure and convenient payments: Given that many consumers in Africa are new to e-commerce, reliability and security are critical in convincing consumers to make purchases online. We have developed tools and processes to enable consumers who prefer not to use cashless payment to pay in cash on delivery for most transactions. We have also developed our own payment solution, JumiaPay, in order to offer our consumers a safe, fast and easy payment solution, whether they shop using a desktop computer or a mobile device. As of December 31, 2020, one or more JumiaPay services were available in eight markets: Nigeria, Egypt, Morocco, Ivory Coast, Ghana, Kenya, Tunisia and Uganda.
●	Reliable and timely delivery: We have developed an integrated logistics service, Jumia Logistics, enabling us to fulfill and deliver orders even outside main urban centers in a timely and reliable manner. Through Jumia Express, we seek to provide consumers with a superior experience, as we store goods in our warehouses, seek to ensure full availability of all Jumia Express labeled goods and handle the packaging and delivery process, thus providing consumers with even faster delivery and more reliable fulfillment. Real-time information on delivery status makes the delivery process transparent for consumers.

Our Strengths

We believe that the following competitive strengths have contributed to our success and position us well for future growth.

Strengths Related to Our Competitive Position

Pan-African leader. We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred digital shopping destination for consumers. On our platform, we had a total of 6.8 million Annual Active Consumers as of December 31, 2020.

Deep local expertise. Africa has unique economic, technical, geographic and cultural complexities that must be overcome to build a successful business. We operate exclusively in Africa and have invested significant resources to innovate and tailor our platform to reflect local market characteristics since our founding in 2012. Through our operations, we have developed a deep understanding of the needs and preferences of our sellers and consumers, which has enabled us to develop solutions that address those needs in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate. Our ability to manage the key complexities in Africa is an advantage relative to potential international entrants, who may lack our on-the-ground capabilities and local seller and consumer insights. We are also well positioned against local competitors within individual markets, who may struggle to expand their reach across multiple markets or build the capabilities necessary to support their operations at scale.

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

Leading seller platform that fuels powerful network effects. From large international brands to smaller local sellers, we are the go-to partner for e-commerce transactions in Africa. We offer sellers a wide variety of services, including integration to our platform and training on e-commerce, content production, pricing, sales and marketing services, payments, logistics and seller support. These services help our sellers’ market, sell and deliver goods to consumers across Africa. In addition, we enable certain international sellers from selected non-African countries to list their goods on our marketplace, providing them with efficient and scalable access to African markets. The number and quality of sellers on our platform, including an increasing number of international sellers, and the breadth of their product offerings attract more consumers, increasing traffic and orders, which in turn attracts even more sellers to our marketplace.

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

Founder-led management team and strong corporate culture. Our founder-led management team is able to draw on years of experience in the African e-commerce market, which we believe is a key driver of our ability to innovate and disrupt our markets. Our stable management team has overseen our expansion into new markets and geographies while managing ongoing strategic initiatives including our significant technology investments. Being led by our original founders also gives us an outstanding combination of stability and a strong entrepreneurial corporate culture. Our corporate culture is central to our success and is based on core values shared by everyone at Jumia. We believe that all our employees are leaders, that every challenge has a solution, that even big organizations need to be innovative and that diversity, meritocracy and team work are paramount to success. We invest in the career development of our employees, knowing that diversity of perspective, backgrounds and talents strengthens our business. We recognize the importance of diversity and are committed to increasing diversity within Jumia taking into account the particular environment in our local markets. As we do not have a majority shareholder, we believe that we have developed a strong corporate governance model focused on long-term success.

Our Growth Strategy

In determining our strategy, we seek to balance usage growth, platform monetization and cost efficiency. The key elements of our growth strategy include:

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

Further develop Jumia Logistics in order to better serve consumers and drive economies of scale. We intend to use various strategies to increase the reliability of deliveries, shorten delivery times and realize fulfillment costs efficiencies. As we continue to scale the number of packages processed through Jumia Logistics, we expect to increase the number of logistics partners and drive further competition amongst them, thereby improving customer experience and reducing shipping costs. We believe Jumia Logistics is a valuable asset in the context of challenging logistics infrastructure in Africa. In 2020, we have started opening up Jumia Logistics to third-party businesses, whether they are sellers on our platform or not, allowing them to leverage the Jumia Logistics platform for their fulfillment needs.

Drive the development of JumiaPay. We plan to increase consumer adoption of our various JumiaPay services by increasing the frequency of usage and number of use cases, making it available in more markets and leveraging the high level of trust that our consumers have in Jumia. We believe that the continuing increase in penetration of digital payments on our platform will drive operational efficiencies and increase the rate of successful deliveries, supporting monetization and profitability while enhancing consumer experience and satisfaction. We also aim to use JumiaPay as the cornerstone of a wider financial services platform that is capable of providing our ecosystem participants with a wide variety of digital and financial services. We have taken steps to execute this strategy in selected markets via our payment app, JumiaPay. In the future, we intend to expand the services of JumiaPay beyond the scope of our platform, providing payment processing and financial services to both online and offline third-party merchants.

Increase cost efficiencies. We intend to grow usage of our platform and to further develop JumiaPay in a cost effective, cash disciplined manner. Increasing volumes and scale allow us to generate fulfillment expense efficiencies while driving operating leverage on our fixed costs. We intend to further drive the business towards breakeven and have made significant progress in 2020 on our path to profitability.

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

Our Geographic Footprint

We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. We group our operations in three regions. These three African regions are:

●	West Africa, which includes Ghana, Ivory Coast, Nigeria and Senegal;
●	North Africa, which includes Algeria, Egypt, Morocco and Tunisia; and
●	East and South Africa, which includes Kenya, South Africa and Uganda.

Our footprint allows us to reach 48% of Africa’s 1.3 billion population and 69% of the 527 million internet users on the African continent. Countries in our footprint account for 72% of Africa’s €2 trillion gross domestic product.

Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred shopping destination for consumers. In terms of GMV, in 2020, West Africa was our most important region followed by North Africa.

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

Jumia Marketplace

Our marketplace allows consumers to discover, research and buy goods and services and allows sellers to establish their own online presence and efficiently manage their online operations. Our sellers are comprised of key accounts, local sellers and international sellers. Key accounts are typically local official distributors of one or several international or large local brands, local large manufacturers or assemblers of goods or medium to large local retailers. Local sellers are usually professional traders, shop owners or small manufacturers or individuals, which accounted for the vast majority of our sellers in 2020. A small percentage of our sellers are international sellers based outside of Africa. These sellers are generally experienced in conducting cross-border business and are familiar with the processes of e-commerce.

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

The following chart shows the share of items sold by category in 2020:

Source: Company information

(1)	Includes services offered via the JumiaPay app
(2)	Fast-moving consumer goods

In 2020, we had over 1 billion visits. We believe that our marketplace is a starting point for many consumers to discover, research and buy goods and services.

Goods

We believe that our marketplace has the most extensive and relevant online collection of goods in Africa. In 2020, more than 90% of items sold on our platform were offered by third-party sellers (i.e., third-party sales). However, we also occasionally act as a seller ourselves by offering goods in selected categories (i.e., first-party sales) where we see unmet demand or the need to better control the consumer experience. While the vast majority of our sellers are located in the country in which the relevant transaction takes place, we allow sellers from selected non-African countries such as China to list their goods on our marketplace, providing them with easy access to African markets and valuable data and insights concerning commerce in Africa. Such sellers often offer goods that are not readily available in Africa or have better prices, which improves our attractiveness to African consumers.

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

Services

In addition to physical goods, we offer consumers a number of services through our platform, providing them with different entry points into our ecosystem while supporting consumer lifetime value. When we introduce a new service offering, we typically launch the offering in a specific city or country and then expand its geographic reach over time.

Food delivery: Since 2012, we have enabled food ordering and delivery in most of our markets. We provide restaurants with a sophisticated instant delivery network and data-driven insights. For our consumers, we provide access to a large range of local and international restaurants and dishes, from international chains to local restaurants. We have developed an easy-to-use and attractive interface and a proprietary geo-location mapping and rider tracking functionality, which has made delivery quick, transparent and convenient for consumers. As of December 2020, a large number of restaurants we partner with prefer to use our logistics service to deliver food, benefitting from advanced tools, significant scale, and rider training to achieve a high level of consumer experience and cost efficiency. Today, we have partnerships with many local popular restaurants, including international chains.

On demand delivery services: Leveraging our logistics infrastructure and a growing demand from our consumers for “on demand instant delivery,” we launched a number of instant delivery services such as groceries, alcoholic beverages and a range of other convenience goods. We operate these services using identical tools to our food delivery service and provide third-party sellers with opportunities to connect and transact with consumers. We currently offer our instant delivery services in eight countries, and we intend to expand our instant delivery service to all ten countries in which we offer food delivery.

Airtime recharge, bills payment and other digital goods: Consumers can easily top up credits for their prepaid phone numbers from most major mobile service providers using their JumiaPay payment app. They can also pay their bills for various entities (including utility providers, such as gas, water, electricity, television subscriptions and school tuition payments). We are also offering more and more digital goods, such as coupons (local deals), vouchers (gaming, playstores: iTunes, Google Play) and tickets (e.g. events). We established our JumiaPay app in Nigeria in 2017, in Egypt in 2018 and in Kenya, Ghana and Morocco in 2019 and in Ivory Coast, Tunisia and Uganda in 2020.

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

We have built an innovative logistics and delivery infrastructure that we believe is the leading e-commerce fulfillment and express delivery service in Africa. Our technology and data allow us to integrate our service providers, our own logistics management solutions and our partner network solutions. We support local entrepreneurs to help them enter into and succeed in the logistics industry by offering them relevant know-how, data, technology and tools. We have also developed a number of processes to benchmark the performance of service providers and to promote healthy competition between such service providers. Our logistics and delivery infrastructure positions us to effect deliveries not just to primary cities, but also to rural areas. In Jumia’s five largest markets (Nigeria, Egypt, Kenya, Morocco and Ivory Coast), about half of the packages were delivered to primary cities, with the remaining half being split roughly equally between secondary cities and rural areas in 2020.

Jumia Logistics covers all stages of the fulfillment chain, including warehousing, inbound deliveries, picking and packing, last-mile and payment, tracking and return handling. Our warehouse infrastructure is based on a standardized model and software technology, operated and executed on a local level, and specifically tailored to e-commerce needs. It is designed to increase mid-mile efficiency and reduce lead times in fulfillment processes. As of December 31, 2020, Jumia Logistics platform consisted of over 300 logistics partners, a proprietary delivery fleet to fulfill express deliveries in select areas, more than 50,000 thousand sqm of warehousing space, more than 100 drop-off stations for sellers and over 1,100 pick-up stations for consumers. All of our warehouse space is leased from third parties. We control the vast majority of inbound deliveries, whether they are made by sellers at our drop-off stations, picked-up from seller facilities, or picked and packed orders on behalf of sellers who use our storage service. Our tracking solution provides full visibility over the package journey. As part of our full-service fulfillment and express delivery infrastructure, we also control the collection and processing of returned merchandise for our sellers. For international sellers, we provide additional support concerning the import/export process.

Through our Jumia Express program, we seek to provide our consumers and sellers with a superior experience. Goods offered under our Jumia Express program are stored in our warehouses, allowing faster delivery to consumers without any involvement from the sellers. Sellers benefit as they do not need to arrange for storage of goods they offer via our marketplace or become involved in the fulfillment of individual consumer orders. Finally, Jumia Express helps us improve our economics, as we charge sellers a premium for this service. In 2020, Jumia Express accounted for more than 36% of the items sold via our platform.

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

Jumia Logistics set-up has been designed with a view to opening up our logistics services for third-party needs. In 2020, we took steps for the launch of our logistics “as-a-service” offering to allow third party businesses, whether they are sellers on the Jumia marketplace or not, to use the Jumia Logistics platform for their fulfillment needs. In 2020, we conducted a pilot of this service as part of which we shipped almost half a million packages on behalf of more than 270 clients including large corporates such as banks, FMCG companies, mobile network operators as well as SMEs from a broad range of industries.

JumiaPay

The African banking and payment landscape is characterized by a high degree of fragmentation of financial institutions and service providers, a general lack of infrastructure, low consumer trust and high perceived levels of fraud. Consumers are often wary of using bank accounts or other banking platforms, as they are afraid that their money may not reach the intended recipient.

To overcome these challenges, Africa has recently experienced a high degree of innovation in mobile payments and financial services, including so-called “eWallet” (electronic wallet) services, a technology that allows users to receive, store and spend money using a mobile phone. Depending on the relevant operator, users can store or link their bank account, credit or debit card details on such operator’s app or also transfer money to such app. Once the money is deposited in their wallet, they can use it to pay bills or make purchases immediately. Against this backdrop, we continue to develop an advanced and sophisticated payment infrastructure which integrates our payment and certain financial services relevant to our sellers and consumers.

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

Consumer Payment and Financial Services

Our payment service, JumiaPay, together with its network of licensed payment service providers and other partners, enables sellers and consumers to transact using a diverse variety of payment methods for transactions conducted on marketplace. As of December 31, 2020, JumiaPay was available in eight markets: Nigeria, Egypt, Ivory Coast, Ghana, Kenya, Morocco, Tunisia and Uganda. JumiaPay has been adopted rapidly by consumers. TPV reached €196.4 million in 2020, an increase of 58.0% compared to 2019. The number of JumiaPay Transactions reached 9.6 million in 2020 compared to 7.6 million in 2019, taking on-platform penetration of digital payment as a percentage of orders to 34.5% in 2020, up from 28.7% in 2019.

To further drive consumer engagement and to benefit from the increasing share of mobile internet penetration, we have developed our JumiaPay app, which allows consumers to access a broad range of digital services offered by third-party providers (e.g., airtime recharge or utility payments) as well other Jumia platforms, such as Jumia Food or our physical goods marketplace. We designed our app to offer an easy and efficient mobile-only user experience, with innovative features to optimize consumer experience, drive higher conversion and encourage repeat transactions. To use the app, consumers need to create a JumiaPay account, which they can link to an underlying payment method of their preference, including a credit or debit card, bank account or third-party e-wallet. The JumiaPay app is currently available in five countries: Nigeria, Egypt, Ghana, Morocco and Kenya.

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

We have built our app to collect, store and use data, with the perspective to integrate financial services for consumers. Through our app as well as the multiple touch points we have with consumers, we are able to track user activity, purchase and payment behavior, and use this data to improve credit scoring of our consumers, cross- and up-sell our services and personalize the consumer experience.

We believe that the growth of JumiaPay has significantly benefited, and will continue to benefit, from our marketplace, which gives us access to a large potential user base. We intend to continue to add more payment options, digital services and financial services to enhance the relevance of our payment and fintech proposition to consumers.

Seller Payment and Financial Services

Via Jumia Lending, our sellers have access to financing solutions offered by various credit partners (e.g., microcredit institutions, banks). Our financial services offering is designed to cater to the needs of our growing seller base as our sellers are often small businesses with limited to no access to financial institutions but who require financial assistance to grow and expand their businesses. Our financial services are currently available to sellers in Nigeria, Kenya, Ivory Coast, Egypt, Morocco and Ghana and we intend to offer such financing services in other markets in the medium-term. We believe that this initiative is very relevant for our sellers, because it increases their engagement with Jumia and provides them with capital which in turn can help them to grow. It is also a potential additional revenue source for Jumia in the long-term as it helps us develop a broader range of financial services for sellers and SMEs.

Financial institutions often face challenges in providing financial services to individuals and/or small and mid-sized enterprises, in particular due to the lack of credit scoring data. Our unique proprietary data on our sellers enables us to further develop our credit scoring capabilities and allows our partners to benefit from such data and to improve their scoring, distribution and collection of loans and to develop and establish other financial services. Currently, upon a seller’s request, we share such seller’s data with our partners, enabling them to score the credit of the relevant seller. If the scoring provides favorable results, our partners return a loan offer to such seller. Going forward, we intend to provide the credit scoring data in anonymized form to potential lenders and display the pre-approved offers directly on the Jumia seller platform. Our scoring data would help to significantly increase the speed with which a seller may obtain a loan. This is also highly attractive to potential lenders, as we provide them access to our seller base, which significantly facilitates their distribution efforts. At the same time, we lower collection risk for our lending partners, as our partners are, under certain conditions, able to collect repayments directly from seller accounts.

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

We are in the process of developing our JumiaPay Business platform for sellers which encompasses payment, financial services and marketing tools. We expect that this initiative will position us to explore the merchant and small and mid-size enterprise markets starting with the base of sellers active on our platform.

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

With a view to increasing e-commerce adoption and growing consumer engagement, we leverage both performance channels (i.e., marketing channels where we only pay based on measurable results) and non-performance channels in our marketing activities. Some of our performance marketing channels include:

●	Search engine optimization / app store optimization: By analyzing the relevance of key search terms and ensuring that our mobile applications, mobile-optimized websites and traditional websites are designed to best utilize such relevant terms, we constantly work to improve our design to ensure that our mobile applications, mobile-optimized websites and traditional websites are ranked high in organic searches and the maximum relevant traffic is directed to them.
●	Search engine marketing: We further selectively rely on search engine marketing that involves the promotion of our websites by increasing their visibility in search engine results pages, primarily through paid advertising.
●	Paid social media: In our use of social media channels, we rely primarily on Facebook. We also use other social media platforms such as Instagram. Social media channels help us improve our brand recognition and generate additional word-of-mouth referrals and thereby new consumers.
●	Affiliation marketing: We have developed our own tools, for example a dynamic top selling goods banner tool that changes what is displayed on an affiliate’s site depending on what we want to promote. We are currently developing further tools such as search tools and a leaderboard with affiliate ranking.
●	Consumer relationship management: Our consumer relationship activities (CRM) serve as a free engine for re-engagement of our visitors and consumers through all type of notifications (e.g., app notifications, web notifications, SMS, emails).
●	Vouchers: We create specific incentives to encourage consumers to try Jumia for the first time, or to re-engage with consumers who have not been active for a certain period, or to drive certain specific volume to certain categories.
●	Offline marketing: In certain markets in which we operate, we have launched our sales program JForce, which consists of independent sales consultants that earn commissions by selling the goods and services that we offer on our platform to their personal or professional networks. The profile of our consultants is very diverse, comprising students, young professionals, and moms as well as small shops and retailers. We are also testing a limited number of “physical stores” to allow consumers to directly interact with Jumia in person.

While our marketing efforts primarily focus on performance marketing channels, we also rely on non-performance channels, including the following:

●	Social media influencers: To strategically increase our overall reach and enhance brand perception, we also selectively work with influencers (e.g., local celebrities, key opinion leaders, niche publishers and content creators) across a large number of social media channels as well as YouTube.
●	YouTube: We further leverage our YouTube channel to run video campaigns to maximize our coverage, especially during our promotional events. By using videos as a separate marketing channel, we are able to achieve quantifiable impact over our organic channels, while also using video as a market research tool.
●	Offline marketing: We invest in offline marketing and mass media in order to build awareness of our brand and increase traffic to our platform. For example, we run various TV and radio campaigns and also use billboards to further build trust and awareness. These channels further help us to address another category of consumers which we may not necessarily reach through online marketing. In addition, our on-ground presence through agencies and street activation teams contributes to our offline marketing presence.

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

Our Support

Our Seller Support

We have developed strong seller support processes to help our sellers manage their operations, further grow their businesses and deepen their level of engagement with us. We take the seller experience beyond the traditional “business only” approach by thinking of, and treating, our sellers as a community. Benefiting from our locally deployed teams with deep knowledge of regional market characteristics, we offer our sellers fast and localized operational and technological assistance. For example, our seller support teams provide sellers with personalized assistance and answer questions relating to operations, category management, inventory management and pricing. In addition, we create dedicated online forums such as our “Vendor Hub” and our “Online University” through which new sellers can ask questions and obtain answers from other sellers. We have also developed a tool called “Seller Coach” that provides our sellers with real time and actionable recommendations to enhance their performance, covering areas such as product pricing, replenishment and inventory management, content score and product visibility and advertising.

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

Technology and Data

We consider ourselves to be a technology company and believe that we have the most advanced and sophisticated e-commerce platform in the markets in which we operate. Our platform is operated by more than 300 technology experts, providing us with significant innovative potential as we continually seek to expand and optimize our technology infrastructure. Our technology experts are predominantly located in our global technology center in Porto, Portugal. Portugal is well located to serve Africa in terms of time zones and travel options, is part of the Schengen area, which allows us to recruit talent on a European level, and provides a favorable cost of living environment. We are in the process of developing a technology center in Cairo, Egypt, primarily focused on payment and fintech.

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

As mobile traffic accounted for the majority of our overall platform traffic 2020, our front-end development focuses primarily on features that improve user experience on mobile devices. We specifically optimize our mobile applications for size, in order to make them easier for consumers to download or to upgrade. We also invest significant resources in optimizing the speed of our mobile applications in order to help consumers save time while browsing our mobile applications.

We analyze seller and consumer behavior, and we tailor the design and the content of our mobile applications, mobile-optimized websites and traditional websites to ensure that they stay relevant to consumers. We prioritize all new developments and new features based on local insights that we are able to gather with our local teams.

We make significant investments in our innovation and research and development activities. For example, we currently focus on machine learning and artificial intelligence (e.g., search algorithm, return rate prediction, enhanced programmatic marketing), hybrid infrastructures and operation system virtualization (e.g., enhanced elasticity and resilience of infrastructure, cost optimization and waste reduction) as well as micro-services and server-less architecture (e.g., enhanced agility and speed of development). Those investments typically contribute to improved user experience of our platforms and higher conversion rates.

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

We have developed our fraud scoring and risk monitoring processes using what we believe to be industry-leading software that utilizes algorithms that analyze different criteria. We are also developing a proprietary tool for fraud and risk monitoring. Every major use case (purchase or login) is covered by real-time scoring, where over 200 factors are considered. Device fingerprinting is used to track account takeovers and other fraud patterns. Our in-house fraud team employs a number of rule sets to find an appropriate balance between acceptable risk and a high acceptance rate. New rules can be tested against historic data to measure the impact before deploying to the production system. Real-time monitoring allows for detection of coordinated attacks. Our focus on disciplined fraud risk management through our scoring algorithms has allowed us to further reduce the share of bad debts and credit or debit card chargebacks, while at the same time accelerating our growth.

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

Our offline competitors vary from market to market but typically include traditional brick-and-mortar retailers such as local or regional retails chains and informal, local stores. Our main online competitors include Souq.com (a company affiliated with Amazon) and Noon in Egypt, Takealot and Superbalist (all part of the Naspers group) in South Africa, and Konga in Nigeria. Several global websites, such as Amazon, Asos, or AliExpress (part of Alibaba group), also offer shipping services to certain African countries for a selection of products. With respect to JumiaPay, we face competition from a fragmented and growing base of fintech firms such as OPay and PalmPay in Nigeria. With respect to food delivery services, we face competition from Glovo and UberEats.

Employees and Culture

Our employees are based in 16 countries, and 35% of our employees were female and 65% were male as of December 31, 2020. Our corporate culture is anchored in our entrepreneurial and collegial roots, and our employees are deeply committed to our success:

We seek to promote the following core values to drive the action of our employees every day:

●	We are a group of leaders committed to winning the digital landscape in Africa.
●	We achieve impact by thinking faster and executing better than any other business.
●	We grow people who build businesses.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreement or labor union, other than standard and non-binding personnel representations. Furthermore, we are committed to establishing and developing our workforce through succession planning, internal development and targeted external recruiting.

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

As of the date of this Annual Report, we do not own any real estate property. The following table provides an overview of our material leased real estate property:

	Approximate size of
Location	effective area	Primary use
	(in square meters)
Plot 4, Block A, Surulere Industrial road, Ogba Scheme, Ikeja, Lagos, Nigeria	9,566	Warehouse
272/273 the city center ,2nd section, new cairo ,Cairo, Egypt.	2,173	Office
Km13, Douar Lahfafra, Nouaceur, Casablanca	5,724	Warehouse
Godown Space, 202489, Mombasa Road, Nairobi, Kenya	3,277	Warehouse
Zone Industrielle Koumassi, Abidjan, Ivory Coast	9,900	Warehouse
Unit 6, 7, 8, West Building North Precinct, Topaz Boulevard Montagu Park, Cape Town, South Africa	8,037	Warehouse
Rua Ricardo Severo, No. 3 - 1st, 2nd, 3rd and 4th Floor, 4050‑515 Porto, Portugal	2,720	Office
Office No. 1702, Plot No. 296, One by Omniyat Tower, Business Bay, Dubai UAE	298	Office
Skalitzer Straße 104, 10997 Berlin, Germany	20	Office
Plot 6, Block A, Ogba Industrial Estate, Ogba ,ikeja Lagos, Nigeria	6,782	Warehouse
349 Herbert Macaulay, Yaba Lagos State, Nigeria	1,898	Office
Real estate no. 19, Golf garden street,Mokatam,Cairo, Egypt	3,100	Warehouse
plot No. 85 - Industrial Zone - New Cairo - Cairo	4,895	Warehouse
Kantaria House, 25 Muindi MbinguStreet, Nairobi	1,180	Warehouse
97 Durham Avenue, Salt River, South Africa	1,500	Office
N°123 Dely Ibrahim, Alger, Algerie	2,100	Office
N°25 commune des eucalyptus wilaya d'Alger, Algerie	5,800	Warehouse
Otublohum Street, Ring Road West, Avenor, Accra-Ghana	1,000	Warehouse
Rue de l'Artisanat à Charguia, Tunisia	2,000	Warehouse
Thiaroye Sud, Dakar, Senegal	3,865	Warehouse

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

As previously disclosed, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us and other defendants, including certain current and former members of our management and supervisory boards. The cases assert claims under federal securities laws based on alleged misstatements and omissions in connection with, and following, our initial public offering. On August 11, 2020, we reached an agreement to fully resolve all of the actions, subject to conditions including court approval. Under this agreement, in which the defendants do not admit any liability or wrongdoing, Jumia will make a settlement payment of $5 million, $1 million of which will be funded by insurance coverage. The settlement amounts were paid into an escrow account in January 2021. No shareholders have filed objections to the settlements. Final settlement approval hearings have been scheduled in the U.S. District Court for the Southern District of New York and the New York County Supreme Court cases for March 24, 2021 and March 18, 2021, respectively.

Regulatory Environment

Our business is subject to numerous regulations and requirements under the applicable national laws of the various African countries in which we operate. Many of these jurisdictions are characterized by evolving and sometimes uncertain legal systems and regulatory regimes. Below we summarize a non-exhaustive list of significant regulations or requirements in the jurisdictions where we conduct our material business operations.

Data Protection

Following the introduction of comprehensive data protection legislation in Nigeria, Kenya and Uganda in 2019, and in Egypt in 2020, all countries in which we operate have personal data protection laws, although the regulatory authorities responsible for implementation of data protection legislation are not yet fully resourced and operational in Egypt, Kenya and Algeria. We are furthermore subject to the EU General Data Protection Regulation which came into force in May 2018 and has extra territorial effect in respect of data collected from individuals situated in the European Union.

The applicable data protection laws regulate the collection, storage, transfer, disclosure and other use of personal data. All the jurisdictions require that personal data transferred outside the jurisdiction is adequately safeguarded. In Morocco, Ivory Coast, Algeria and Tunisia, authorization from the regulatory authority is required for transfer of personal data outside the jurisdiction.

Our business collects personal data from users of our websites, customers, sellers, suppliers, contractors and other individuals. Compliance with nascent data protection regulations presents a challenge, particularly where practical guidelines on implementation of new legislation have not yet been issued. Our group Data Privacy Policy covers the handling of all personal data in accordance with local and international regulatory requirements.

Consumer Protection

We are subject to several laws and regulations designed to protect consumer rights. These consumer protection laws typically set out basic consumer rights, which often include the right to obtain clear and accurate information about products and services offered on the consumer market, and the right to obtain clear and accurate terms and conditions of the sale of goods. In Egypt and Ivory Coast consumer protection legislation requires customers to be offered free returns up to ten days after delivery, and in Egypt we are required to allow free returns up to fourteen days after delivery.

In 2020, the Standards Organisation of Nigeria published draft E-Commerce Guidelines for consultation, which includes proposals for extensive product warranties in respect of products sold online.

Product Safety

Product safety laws operate across all our markets, with varying degrees maturity and specificity. Many of the goods sold on our marketplace are offered and delivered by third parties, which makes it difficult for us to predict our liability exposure or establish standard procedures for product safety. Nevertheless, we take a proactive approach to quality control and product safety in all of our markets, with specific quality checks in place based upon the sensitivity of goods and services offered in various markets. We limit liability exposure across markets through standard contractual terms that require all sellers on our marketplace to accept full responsibility for any loss or damage caused by their products and indemnify us accordingly. We also delist sellers who offer prohibited products. Furthermore, we implement country-specific product safety, quality control, and liability-limiting procedures as necessary.

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

We offer certain payment and financial services to our consumers and sellers across the various African markets in which we operate. In a number of jurisdictions we offer services as a payment service provider (“PSP”) for our marketplace. While we do not hold licenses to operate as a PSP for third-party merchants, we are permitted to offer JumiaPay services in certain markets for our marketplaces through agreements we have with existing licensed banks or PSPs. We have applied for the necessary licenses that will allow us to operate as an independent PSP in Nigeria. Additionally, we will gradually apply with the relevant authorities in other countries to receive full PSP granting authorization to independently process payments for third parties, where permissible or take other steps to acquire required licenses. We cannot guarantee that such licenses will be granted or, where granted, that they will be retained.

We are currently not offering the full functionality of a full-fledged “eWallet” services in any of our markets.

If we were to begin operating JumiaPay as a full-fledged eWallet, we would be required to comply with the relevant local regulations, which generally require that all e-money is secured by a one-to-one exchange of funds held in an escrow account at a sponsoring bank.

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

Other financial regulations and payment standards in Africa vary greatly from country to country. Certain jurisdictions have enacted legislation to prevent money laundering, fraud and terrorist financing. For example, in 2001, the Egyptian Government established the Information Technology Industry Development Authority and tasked it with regulating online transactions and other aspects of the information technology industry. Other jurisdictions require that we obtain licenses to offer certain of our payment solutions and lending services. Furthermore, in Ghana, the Payment Systems and Services Bill has been implemented allowing the Bank of Ghana to regulate an estimated 150,000 active mobile-money agents and enforce anti-money-laundering and data protection standards. Internet activity in Ghana is currently regulated by the National Communications Authority (“NCA”). The NCA enforces the Electronic Transactions Act of 2008, which provides a comprehensive legal framework for, among other things, electronic transactions, data protection and electronic funds transfer.

The general inconsistency of financial regulations adds to the security concerns of credit worthy consumers that make them reluctant to electronically transfer funds or pre-pay for goods. Resolving the barriers to creating a reliable financial infrastructure would require cooperation between governments, financial institutions and mobile service providers.

Shipping Services

In some of the countries in which we operate the postal service has monopoly rights. For example, in Morocco, the postal service has monopoly rights for the distribution of letters and parcels weighing no more than one kilogram, limiting our options concerning last-mile delivery.

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

Our former indirect shareholder, MTN Group Limited, holds a 49% indirect, non-controlling interest in Irancell, which operates Iran’s second largest mobile network and offers international voice, interconnect and roaming services. MTN Group Limited also has a beneficial interest of about 44% in Iranian e-commerce business Snapp (also known as Iran Internet Group), which includes retail marketplace, ride hailing, travel, delivery and food delivery businesses. We have been informed that these investments were made in accordance with applicable laws and regulations, and these entities are not sanctioned under U.S. law.

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

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the information included under Item 4. “Information on the Company” and Item 18. “Financial Statements”. This following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, including, but not limited to, those described in Item 3. “Key Information—D. Risk Factors.” Our actual results may differ materially from those anticipated in these forward-looking statements.

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

For a discussion of the year ended December 31, 2019 compared to December 31, 2018, refer to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2019, "Item 5: Operating and financial review and prospects".

Overview

We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with consumers, our logistics service, which enables the shipment and delivery of packages from sellers to consumers, and our payment service, JumiaPay, which, together with its network of licensed payment service providers and other partners, facilitates transactions among participants active on our platform in selected markets.

On our marketplace, a large and diverse group of sellers offer goods across a wide range of categories, such as fashion and apparel, beauty and personal care, home and living, fast moving consumer goods, smartphones and other electronics. We also provide consumers with easy access to a range of on-demand services via our Jumia Food platform including delivery from restaurants, grocery shops and convenience outlets. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment, transport ticketing as well as financial services such as micro-loans or savings products. We had 6.8 million Annual Active Consumers as of December 31, 2020. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2020, more than 90% of the items sold on our marketplace were offered by third-party sellers. To a limited extent, we sell items directly in order to enhance consumer experience in key categories and regions.

Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for consumers and drop-off locations for sellers and a significant number of third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. In certain cities, where we believe it is beneficial to enhance our logistics service, we also operate our own last-mile fleet.

Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, JumiaPay, to facilitate cashless online transactions between participants on our platform, with the intention of integrating additional financial services in the future. JumiaPay encompasses a number of functionalities. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay has also a dedicated payment app, the JumiaPay app, through which we offer consumers a number of digital lifestyle services from a broad range of third party service providers. Lastly, through Jumia Lending, our sellers can access financing solutions provided by third-party financial institutions, leveraging data from the sellers’ transactional activity on our platform for credit scoring purposes. We intend to continue expanding the range of payment and financial services offered to both consumers and sellers as part of the Jumia ecosystem. As of December 31, 2020, one or more JumiaPay services were available in eight markets: Nigeria, Egypt, Morocco, Ivory Coast, Ghana, Kenya, Tunisia and Uganda. JumiaPay Transactions and TPV have both increased substantially since its launch. The number of JumiaPay Transactions reached 9.6 million in 2020 compared to 7.6 million in 2019. TPV reached €196.4 million in 2020, up 58% compared to 2019.

As of December 31, 2020, we had 6.8 million Annual Active Consumers, up from 6.1 million Annual Active Consumers as of December 31, 2019. Our GMV was €836.5 million in 2020 compared to €1.0 billion in 2019. For sales by third-party sellers, we retain commissions based on the value of goods and services that such third parties sell to consumers via our marketplace, net of cancellations and returns. We also directly offer and sell goods in selected categories where we see unmet demand or the need to better control the consumer experience. On these first-party sales, we record the full sales price net of returns and VAT as revenue and earn a gross margin equal to the difference between the sales price and cost of goods sold. Shifts in the mix between first-party and marketplace activities trigger substantial variations in our revenue due to the difference in revenue we earn as part of each activity. Accordingly, we steer our operations not on the basis of our total revenue, but rather on the basis of gross profit, as changes between marketplace and first-party sales are largely eliminated at the gross profit level.

Our gross profit increased from €75.9 million in 2019 to €92.8 million in 2020. Our gross profit less fulfillment expense, improved significantly from losses of €1.5 million in 2019, to a positive €23.5 million in 2020, demonstrating improvement in our core unit economics as well as efficiencies in our logistics and fulfillment operations. Our operating loss for the year decreased from €227.9 million in 2019 to €149.2 million in 2020.

While usage of our platform has grown substantially in the past, we consider usage as a part of a broader equation where we seek to balance usage growth, platform monetization and cost efficiency, as illustrated by the graphic below. We manage this equation on a dynamic basis. In 2020, we focused on rebalancing our business mix, enhancing cost efficiency and making progress towards breakeven.

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

Our first-party revenue is derived from activities where we act directly as the seller. We refer to these sales as first-party sales and generally undertake them in an opportunistic manner to complement the breadth of the product assortment on our platform, usually in areas where we see unmet consumer demand.

The following table shows a breakdown of our revenue for the years ended December 31, 2018, 2019 and 2020 by source:

	For the year ended December 31,
	2018	2019	2020

	(in EUR millions)

Marketplace revenue(1)	46.2	78.5	93.8
Commissions	14.4	25.0	34.6
Fulfillment	15.0	26.9	32.4
Marketing and advertising	2.3	6.1	7.7
Value-added services	14.6	20.5	19.1
First-party revenue(2)	81.3	81.2	44.2
Platform revenue(3)	127.5	159.6	138.0
Non-platform revenue(4)	1.5	0.8	1.6
Total revenue	129.1	160.4	139.6
Cost of revenue	(84.8)	(84.5)	(46.8)
Gross profit	44.2	75.9	92.8
(1)	Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(2)	First-party revenue corresponds to sales of goods shown in Note 21 to our audited consolidated financial statements.
(3)	Platform revenue is the sum of marketplace revenue and first-party revenue.
(4)	Non-platform revenue corresponds to other revenue shown in Note 21 to our audited consolidated financial statements.

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

Key Performance Indicators

The following table sets forth our key performance indicators for the years ended December 31, 2018, 2019 and 2020.

	For the year ended December 31,
	2018	2019	2020

	(in millions)
Annual Active Consumers	4.0	6.1	6.8
Orders	14.4	26.5	27.9
GMV	€828.2	€1,097.6	€836.5
TPV	€54.8	€124.3	€196.4
JumiaPay Transactions	2.0	7.6	9.6
Adjusted EBITDA(1)	€(150.2)	€(182.7)	€(119.5)

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

TPV (Total Payment Volume) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns for the relevant period.

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

Factors Affecting our Financial Condition and Results of Operation

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Financial Strategy

Our financial strategy seeks to balance four main objectives, growing the profitable usage of Jumia alongside the development of JumiaPay while driving gradual monetization of our platform and generating cost efficiencies. We manage this equation on a dynamic basis and place more or less emphasis on each as we progress.

In 2020, we placed strong focus on strengthening the fundamentals of our business to support our long term growth and path to profitability. We undertook a number of initiatives geared towards enhancing our unit economics and generating cost efficiencies, to firmly put the business on track towards breakeven. These initiatives included a business mix rebalancing as part of which we decreased promotional intensity and consumer incentives on lower consumer lifetime value business, while increasing our focus on everyday product categories to drive consumer adoption and usage. This initiative helped us reduce our reliance on phones & electronics which went from contributing 56% of our GMV in 2019 to 43% of our GMV in 2020, while supporting our unit economics and reducing our Adjusted EBITDA loss per Order by 37.8%, from €6.9 in 2019 to €4.3 in 2020. We also implemented cost efficiency initiatives across the full cost structure, including enhancements to our logistics operations and marketing strategy as well as overhead rationalization measures which allowed us to decrease Fulfillment, Sales & Advertising and General & Administrative expenses (excluding share-based compensation) by 10.4%, 42.0% and 12.3% respectively in 2020 compared to 2019.

As a result of our strategic focus in 2020 on making progress towards breakeven, we posted positive gross profit less fulfillment expense of €23.5 million in 2020 compared to a loss of €1.5 million in 2019 and reduced our operating loss by 34.5% from a loss of €227.9 million in 2019 to a loss of €149.2 million in 2020.

Number of sellers and goods and services offered by those sellers

The success of our marketplace, which is central to our business model, is driven by the breadth and quality of the goods and services offered, which depends largely on the number of sellers on our marketplace and their ability to increase the range of goods and services they offer to our consumers. The number of sellers who received an order on our marketplace within the 12-month period preceding the relevant date, irrespective of cancellations or returns, was approximately 110 thousand as of December 31, 2020. The number of sellers offering similar goods on our marketplace is a key driver of price attractiveness and quality of service, as they compete for market share on our marketplace. Competition between sellers is also essential to our monetization, as it increases the appetite for sellers to use our services that are geared toward enhancing the sellers’ visibility or their quality of service.

We are actively focusing on increasing the number of sellers on our marketplace as well as their quality, the range of goods and services they list on our marketplace and their overall level of engagement with us. During the COVID-19 pandemic, e-commerce emerged as an important route to market for brands and sellers at a time when offline channels were disrupted. This helped us further enhance our partnerships with sellers and brands.

In parallel, we are working on diversifying our base of sellers and are developing our cross-border business as part of which we allow international sellers from selected non-African countries to reach African consumers through our marketplace, which has helped accelerate the number and diversity of goods available on our marketplace, as such sellers tend to carry a large assortment of goods. Another ongoing initiative is our seller financing service, which provides sellers in a number of our markets with access to financing options offered by third-party financial institutions, positioning them to grow their businesses. We have observed that our local sellers tend to have difficulty accessing attractive financing options, and if we help them to do so, they are often able to access capital on more attractive terms, driving higher engagement with us. We intend to expand the geographic reach of this service and increase its adoption and usage among our sellers.

Growth and engagement of our Annual Active Consumers

The acquisition, engagement and retention of users on our platform is a key driver of our financial performance. As of December 31, 2020, we had 6.8 million Annual Active Consumers up from 6.1 million Annual Active Consumers as of December 31, 2019.

The pace of consumer acquisition and level of re-engagements tends to be closely related to the amount and effectiveness of our sales & advertising investments. We monitor the effectiveness of our sales and advertising activities by using a number of measures, which include the following:

	As of December 31,
	2018	2019	2020

	(unaudited, in EUR)
Sales and advertising expense per Annual Active Consumer	11.6	9.2	4.8

Over the past two years, we have significantly improved the efficiency of our sales and advertising expense, decreasing the sales and advertising expense per Annual Active Consumer by 21.1% and 48.2% in 2019 and 2020 respectively. This was driven by significant enhancements to our programmatic marketing with more granular segmentation of our target market with differentiated campaigns and content for each segment. It was also supported by the increased depth and relevance of our marketplace assortment. We see an opportunity to continue improving usage and repeat purchase dynamics on our platform by driving the growth of everyday product categories including digital services, fast-moving consumer goods, fashion and beauty which are affordable entry points into the ecosystem and drive higher consumer lifetime value. Potential macroeconomic volatility and an increase in competition may, however, have an offsetting effect.

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

We have experienced an improvement in the rate of cancellations, failed deliveries and returns as % of GMV and Orders as a result of the increased penetration of pre-payment on our platform as well as various operational measures aimed at reducing instances of order cancellations. The rate of cancellations, failed deliveries and returns as a percentage of GMV improved from approximately 30% in 2019 to 25% in 2020. The rate of cancellations, failed deliveries and returns as a percentage of Orders improved from approximately 22% in 2019 to 16% in 2020. The ratio is typically lower when expressed as a percentage of Orders than GMV as higher average item value orders tend to show higher CFDR rates.

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

Freight and shipping used to be a function of the volumes handled and delivered by our third-party logistics providers. In 2020, we changed our volume pricing model from cost per package to cost per stop as a result of which our fulfillment expenses decreased considerably. Generally, we have been able to generate certain economies of scale, as third-party logistics providers are typically prepared to offer us more advantageous conditions as our business volume with them increases.

Increasing cross-border sales, for which we incur significant freight and shipping expense as well as an increased proportion of deliveries outside primary cities, may have an offsetting effect. Fulfillment expense other than freight and shipping is by its nature less variable.

On a consolidated basis, fulfillment expense decreased by 10.4% between 2019 and 2020 partly as a result of the delivery pricing model change. In addition, gross profit less fulfillment expense improved from a loss of €1.5 million in 2019 to a profit of €23.5 million in 2020.

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

In 2019 we implemented a portfolio optimization initiative as part of which we exited 3 geographies and the flight and hotel booking businesses. We also took selected overhead rationalization measures in 2020. The combined effects of the portfolio optimization initiative, overhead rationalization and continued cost discipline allowed us to decrease our general & administrative expense, excluding share-based compensation expense, by 12.3% in 2020 compare to 2019.

Seasonality

Our business is seasonal and, consequently, our results tend to fluctuate from quarter to quarter. For example, we consider the fourth quarter, which includes Black Friday and in many countries the year-end holidays, as especially important for generating revenue. Certain special events, including Ramadan, elections or Jumia Anniversary, can result in peak or low demand for our products. For example, increased inventory in preparation for special events such as Black Friday can have significant impacts on working capital, cash flow, stock losses and write-downs.

The following tables show the development of our quarterly GMV, revenue and gross profit for each quarter in 2018, 2019 and 2020:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(unaudited, in EUR millions)
2018(1)
GMV	152.4	166.3	198.4	311.0
GMV adjusted for perimeter effects and improper sales practices(2)	141.8	151.9	180.6	275.2
Revenue	28.0	24.4	33.4	43.3
Gross profit	8.2	8.6	12.3	15.2
2019(1)
GMV	240.2	280.9	275.3	301.2
GMV adjusted for perimeter effects and improper sales practices(2)	213.9	263.1	261.1	292.9
Revenue	31.4	38.8	40.9	49.3
Gross profit	15.2	16.8	19.0	24.8
2020(1)
GMV	189.6	228.3	187.3	231.1
GMV adjusted for perimeter effects and improper sales practices	n/a	n/a	n/a	n/a
Revenue	29.3	34.9	33.7	41.8
Gross profit	18.4	23.3	23.2	27.9
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)	Adjustments relate to perimeter changes as a result of the portfolio optimization undertaken during the fourth quarter of 2019 as further described under Item 4. “Information on the Company—A. History and Development of the Company—Corporate History and Recent Transactions” as well as improper sales practices as further described under Item 4. “Information on the Company—A. History and Development of the Company—Sales Practices Review.”

We believe that our business will continue to show seasonal patterns in the future. For further information on our quarterly performance, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Comparison of Fiscal Years Ended December 31, 2019 and December 31, 2020—Consolidated Statement of Operations—Quarterly Data.”

Macroeconomic condition and political environment

Our consumers are primarily located in three African regions comprising 11 countries. Our results of operations and financial condition are significantly influenced by political and economic developments in these countries and the effect that these factors may have on demand for goods and services. The COVID-19 pandemic and the decline in oil prices may in the short to medium term pose significant macroeconomic challenges. We look at the macroeconomic environment based on a number of factors, which include consumer confidence index, business confidence index, GDP growth, currency exchange rates, inflation rates, access to capital and foreign exchange. Our results are positively affected when such factors are developing positively, and negatively affected when such factors are developing negatively.

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

Fulfillment: We provide certain fulfillment services on our marketplace and generally charge a “delivery fee” to consumers. The group also provides subscription services to end consumers. The price for all fulfillment services is defined at the time of purchase through our platform, and we have unilateral power in establishing these fulfillment services. We are therefore the principal in these transactions and fulfillment fees are recognized on a gross basis in revenue. The revenue from fulfillment services is recognized at a point in time in all cases except for subscription services where it is recognized over a period of time, generally shorter than one year.

Marketing: We provide advertising services to vendors and non-vendors, such as performance marketing campaigns, placing banners on the Jumia platform or sending newsletters and notifications. The advertising services are contractually agreed with the advertisers. As Jumia establishes pricing and is primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. The campaigns and banners can be run for a short period as well as be spread over a year and are therefore recognized at a point in time or over the period.

Value added services: We provide other services to our sellers for which we charge fees such as logistics services, packaging of products ahead of shipment and technical support. As Jumia establishes pricing, revenue is recognized on a gross basis. Revenue for logistics is recognized over time as the performance obligation is being performed while revenue for packaging of products and technical support is recognized when the respective service is completed.

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

We pay sales commission or fees to parties for each contract that they obtain. We immediately expense costs to obtain a contract if the amortization period of the asset that would have been recognized is one year or less. As such, sales commissions and fees are immediately recognized as an expense and included as part of sales and advertising expense.

Cost of revenue: Our cost of revenue consists primarily of the purchase price of consumer products where we act directly as the seller. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and payment processing expenses for countries where JumiaPay operates are also included in cost of revenue.

Fulfillment expense: Fulfillment expense consists of expense related to services of third-party logistics providers, which we refer to as freight and shipping, and expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping. Fulfillment expense other than freight and shipping represents those expenses incurred in operating and staffing our fulfillment and consumer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing consumer orders for shipment, including packaging materials. Fulfillment expense also includes expense relating to consumer service operations.

Sales and advertising expense: Sales and advertising expense represents expense associated with the promotion of our marketplace and include online and offline marketing expense, promotion of our brand through traditional media outlets, certain expense related to our consumer acquisition and engagement activities and other expense associated with our market presence.

Technology and content expense: Technology and content expense consists principally of research and development activities, including wages and benefits, for employees involved in application, production, maintenance, operation for new and existing goods and services, as well as other technology infrastructure expense.

General and administrative expense: General and administrative expense contains wages and benefits, including share-based payment expense of management, seller management expense, commercial development expense, accounting and legal staff expense, consulting expense, audit expense, lease expense, office related utilities expense, insurance expense, tax expense other than income tax, other overheads and other material general expenses.

A. Operating Results

Comparison of Fiscal Years Ended December 31, 2018, December 31, 2019 and December 31, 2020

Consolidated Statement of Operations

	For the year ended December 31,
	2018	2019	2020

	(in EUR millions)

Revenue	129.1	160.4	139.6
Cost of revenue	(84.8)	(84.5)	(46.8)
Gross profit	44.2	75.9	92.8
Fulfillment expense	(50.5)	(77.4)	(69.3)
Sales and advertising expense	(46.0)	(56.0)	(32.5)
Technology and content expense	(22.4)	(27.3)	(27.8)
General and administrative expense(1)	(94.9)	(144.5)	(115.7)
Other operating income	0.2	1.9	3.3
Other operating expense	(0.3)	(0.5)	(0.1)
Operating loss	(169.7)	(227.9)	(149.2)
Finance income	1.6	4.0	4.9
Finance costs	(1.3)	(2.6)	(14.0)
Loss before income tax	(169.5)	(226.5)	(158.3)
Income tax expense	(0.9)	(0.6)	(2.6)
Loss for the year	(170.4)	(227.1)	(161.0)

(1)	Includes share-based payment expense of €17.4 million in 2018, €37.3 million in 2019 and €21.6 million in 2020.

Revenue

The following table shows a breakdown of our revenue in 2018, 2019 and 2020 by source:

	For the year ended December 31,
	2018	2019	2020

	(in EUR millions)

Marketplace revenue(1)	46.2	78.5	93.8
Commissions	14.4	25.0	34.6
Fulfillment	15.0	26.9	32.4
Marketing and advertising	2.3	6.1	7.7
Value-added services	14.6	20.5	19.1
First-party revenue(2)	81.3	81.2	44.2
Platform revenue(3)	127.5	159.6	138.0
Non-platform revenue(4)	1.5	0.8	1.6
Total revenue	129.1	160.4	139.6
(1)	Unaudited; marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(2)	First-party revenue corresponds to sales of goods shown in Note 21 to our audited consolidated financial statements.
(3)	Unaudited; platform revenue is the sum of marketplace revenue and first-party revenue.
(4)	Unaudited; non-platform revenue, corresponds to other revenue shown in Note 21 to our audited consolidated financial statements.

Marketplace revenue increased by 19.6% from €78.5 million in 2019 to €93.8 million in 2020 due to an increase in revenue from commissions by 38.5% and an increase in revenue from fulfillment by 20.7% in 2020 compared 2019. Contributions from sales of goods, i.e., revenue from first-party sales, decreased by 45.6% from €81.2 million in 2019 to €44.2 million in 2020. This decrease was driven by our marketplace gaining more depth, which positioned us to undertake fewer sales on a first party basis.

Cost of Revenue

Cost of revenue decreased by 44.6% from €84.5 million in 2019 to €46.8 million in 2020, driven by the decrease in first-party sales. Cost of revenue primarily includes the purchase price of consumer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items are also included in cost of revenue.

Gross Profit

Gross profit increased by 22.3% from €75.9 million in 2019 to €92.8 million in 2020, primarily due to the increase in marketplace revenue.

Fulfillment Expense

Fulfillment expense decreased by 10.4% from €77.4 million in 2019 to €69.3 million in 2020, primarily due to a number of operational enhancements across our logistics operations. These enhancements included a change in our volume pricing model from cost per package to cost per stop, improvements in our cross-border shipping matrix alongside staff cost savings in our fulfillment centers. Gross profit after fulfillment expense changed from negative €1.5 million in 2019 to positive €23.5 million in 2020, demonstrating our progress with respect to unit economics.

Sales and Advertising Expense

Sales and advertising expense decreased by 42.0% from €56.0 million in 2019 to €32.5 million in 2020, primarily due to continued enhancements to our performance marketing strategy across search and social media channels, including through more granular segmentation of our target market with differentiated campaigns and content for each segment. These efforts resulted in gross profit less fulfillment expense and sales and advertising expense turning positive in the third quarter of 2020 for the first time.

Technology and Content Expense

Technology and content expense slightly increased by 2.1% from €27.3 million in 2019 to €27.8 million in 2020.

General and Administrative Expense

General and administrative expense decreased by 20.0% from €144.5 million in 2019 to €115.7 million in 2020, primarily due to a decrease in share based compensation expense from €37.3 million in 2019 to €21.6 million in 2020. Share based compensation expense in 2020 included charges for the cash-settled part of the 2020 virtual restricted stock unit program of €10.4 million. The final cash payout under the 2020 virtual restricted stock unit program will depend on the share price development following publication of our annual report for 2020 and may substantially exceed the charges recognized so far.

Excluding share based compensation expense, general and administrative expense would have decreased by 12.3% from €107.3 million in 2019 to €94.0 million in 2020. The overhead rationalization and portfolio optimization initiatives undertaken in late 2019 gradually paid out over the course of 2020.

Operating Loss

Operating loss decreased significantly by 34.5% from €227.9 million in 2019 to €149.2 million in 2020.

Adjusting our operating loss for depreciation and amortization and share-based payment expense, our Adjusted EBITDA loss decreased by 34.6% from €182.7 million in 2019 to €119.5 million in 2020, due to the effects of our business mix rebalancing and enhanced cost efficiency.

Finance Income

Finance income increased from €4.0 million in 2019 to €4.9 million in 2020, primarily due to an increase in realized foreign exchange gains.

Finance Costs

Finance costs increased significantly from €2.6 million in 2019 to €14.0 million in 2020, primarily due to foreign exchange losses on bank deposits in U.S. dollars.

Loss before Income Tax

Loss before income tax decreased by 30.1% from €226.5 million in 2019 to €158.3 million in 2020, primarily due to the effects of our business mix rebalancing and enhanced cost efficiency.

Income Tax Expense

Income tax expense increased from €0.6 million in 2019 to €2.6 million in 2020.

Loss for the Year

Loss for the year decreased by 29.1% from €227.1 million in 2019 to €161.0 million in 2020.

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

	2019(1)(2)				2020(1)
	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(unaudited, in EUR millions)
Revenue	31.4	38.8	40.9	49.3	29.3	34.9	33.7	41.8
Cost of revenue	(16.2)	(22.0)	(21.9)	(24.4)	(10.9)	(11.7)	(10.4)	(13.8)
Gross profit	15.2	16.8	19.0	24.8	18.4	23.3	23.2	27.9
Fulfillment expense	(15.2)	(17.6)	(20.7)	(23.9)	(15.9)	(17.3)	(16.6)	(19.5)
Sales and advertising expense	(11.9)	(14.9)	(13.8)	(15.5)	(8.9)	(7.2)	(6.2)	(10.2)
Technology and content expense	(5.9)	(6.7)	(7.0)	(7.7)	(7.2)	(7.1)	(6.3)	(7.3)
General and administrative expense(3)	(27.8)	(44.9)	(32.7)	(39.2)	(30.4)	(31.1)	(22.7)	(31.5)
Other operating income	0.1	0.6	0.7	0.5	0.3	1.8	0.6	0.5
Other operating expense	(0.0)	(0.1)	(0.2)	(0.2)	(0.1)	(0.1)	(0.0)	0.1
Operating loss	(45.5)	(66.7)	(54.6)	(61.1)	(43.7)	(37.6)	(28.0)	(40.0)
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)	We reported the cumulative effect of the reclassification of certain types of vouchers, consumer and partner incentives from sales and advertising expense to revenue for the nine months ended September 30, 2019 in our results for the three months ended September 30, 2019. In order to enhance comparability with the quarterly results, quarterly results for 2019 are adjusted in this table to reflect the impact of the reclassification.
(3)

Includes share-based payment expense of €4.3 million in the first quarter of 2019, €20.5 million in the second quarter of 2019, €7.1 million in the third quarter of 2019 and €5.3 million in the fourth quarter of 2019. The fourth quarter of 2019 also included restructuring expenses of €2.2 million incurred as part of our portfolio optimization and headcount rationalization initiatives. Includes share-based payment expense of €6.0 million in the first quarter of 2020, €2.6 million in the second quarter of 2020, €3.4 million in the third quarter of 2020 and €9.6 million in the fourth quarter of 2020.

The following table set forth certain key performance indicators, for each fiscal quarter for the periods indicated.

	2019				2020
	First	Second	Third	Fourth	First	Second		Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter		Quarter	Quarter

	(unaudited, in millions)
Annual Active Consumers(1)	4.3	4.8	5.5	6.1	6.4	6.8		6.7	6.8
Orders	5.0	6.2	7.0	8.3	6.4	6.8		6.6	8.1
GMV(2)	€240.2	€280.9	€275.3	€301.2	€189.6	€228.3		€187.3	€231.1
GMV adjusted for perimeter effects and improper sales practices	€213.9	€263.1	261.1	292.9	€ n/a	n/a		n/a	n/a
Adjusted EBITDA	€(39.5)	€(44.4)	€(45.4)	€(53.4)	€(35.6)	€(32.9)	(3)	€(22.7)	€(28.3)

(1)	Adjustments relate to perimeter changes as a result of the portfolio optimization undertaken during the fourth quarter of 2019 as further described under Item 4. “Information on the Company—A. History and Development of the Company—Corporate History and Recent Transactions” as well as improper sales practices as further described under Item 4. “Information on the Company—A. History and Development of the Company—Sales Practices Review”.
(2)	Please see Item 3. “Key Information—A. Selected Consolidated Financial and Operating Data—Selected Other Data” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and why we consider Adjusted EBITDA useful.

B. Liquidity and Capital Resources

As of December 31, 2020, we had €305.9 million of liquid means on our balance sheet, including cash and cash equivalents of €304.9 million and term deposits of €1.0 million. Most of our liquid means can be freely transferred, for a small fraction of our liquid means we may need authorization or permits for a cross-border transfer.

Since our inception, we have financed our operations primarily through equity issuances. We received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard and the issuance of shares to existing shareholders to protect them from dilution. In December 2020, we completed an equity offering, the proceeds of which, net of commissions and expenses, amounted to approximately $231.4 million (€194.3 million). Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, which primarily consist of computer equipment, office equipment and lease-hold improvements, as well as general corporate purposes. We believe, based on our current operating plan, that our existing cash and cash equivalents and cash flows from operating activities will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, general corporate needs and business expansion for at least the next twelve months. Although we believe that we have sufficient cash and cash equivalents to cover our working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources.

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2018	2019	2020

	(in EUR millions)

Net cash flows used in operating activities	(139.0)	(182.6)	(98.5)
Net cash flows used in investing activities	(3.6)	(67.7)	60.0
Net cash flows from financing activities	213.2	316.8	187.1
Net increase in cash and cash equivalents	70.6	66.5	148.7
Cash and cash equivalents at the beginning of the year	29.7	100.6	170.0
Cash and cash equivalents at the end of the year	100.6	170.0	304.9

Net Cash Used in Operating Activities

Net cash used in operating activities decreased by 46.1% from a cash outflow of €182.6 million in 2019 to a cash outflow of €98.5 million in 2020, primarily driven by a decrease in our loss before income tax adjusted for non-cash items. An increase in working capital due to a decrease in accounts receivables and an increase in accounts payables accounted for a net cash inflow of €8.6 million in 2020 compared to a net cash outflow of €12.4 million in 2019.

Net Cash Flows from Investing Activities

Net cash flows from investing activities increased significantly due to a cash outflow of €67.7 million in 2019 to a cash inflow of €60.0 million in 2020 due to term deposits maturing in the amount of €61.7 million in 2020 that had been placed in 2019.

Net Cash Flows from Financing Activities

Net cash flows from financing activities decreased by 40.9% from a cash inflow of €316.8 million in 2019 to a cash inflow of €187.1 million in 2020. In 2020, we recorded cash inflows from our equity offering completed in December 2020 that amount to €203.0 million, compared to cash inflows from our initial public offering and other capital increases in the amount of €329.2 million in 2019.

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

F. Contractual Obligations

We have entered into commercial leases of warehouses, office premises and transportation. The net present value of the future payments under leases amounts to €10.9 million. As of December 31, 2020, we have also committed to future minimum lease payments under short term operating leases that amount to €0.6 million.

The table below summarizes our contractual obligations as of December 31, 2020:

	Payment due by period
		Less than 1	1‑5	More than 5
	Total	year	years	years

	(in EUR millions)
Lease liability future payments	10.9	3.0	7.7	0.2

Changes in Accounting Policies and Disclosures

Amendments to Standards that Became Effective as of January 1, 2020

We discuss recently adopted and issued accounting standards in Note 4, “New accounting pronouncements—New standards, interpretations and amendments adopted by the Group” of the notes to our audited consolidated financial statements included elsewhere in this Annual Report.

Standards Issued But Not Yet Effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are outlined in Note 4, “New accounting pronouncements— Standards issued but not yet effective” of the notes to our audited consolidated financial statements included elsewhere in this Annual Report. We intend to adopt these new and amended standards and interpretations, if applicable, when they become effective.

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

Judgments

There have been no material revisions to the nature and amount of estimates reported in prior periods, except for the effect of the settlement of the lawsuit. However, as presented above, the effects of COVID-19 have required assessment of significant judgments and estimates to be made, including but not limited to:

• Determining the net realizable value of inventory that has become slow moving due to the effects of COVID-19; and,

• Estimates of expected credit losses attributable to accounts receivable arising from sales to customers on credit terms, including the incorporation of forward-looking information to supplement historical credit loss rates.

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

As of December 31, 2020 and 2019, we have determined that we control these entities as we have power over the investees, rights to variable returns and the ability to use our power over the investee to affect the amount of these returns.

Determining the lease term of contracts with renewal and termination options – Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

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

Inventories

The valuation of inventory at net realizable value requires judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual consumers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain and changes in estimates and assumptions may cause material write-downs in the future. Further details can be found in note 8 to our audited consolidated financial statements included elsewhere in this Annual Report.

Impairment of trade and other receivables

Receivables from end customers, third party logistics providers and payment services providers are expected to be collected in a very short period following delivery of the goods. If uncollected after 15 days, these balances are fully provisioned unless there is a clear indicator of commitment to pay. This assessment is based on the agreement with these parties as well as the historical expectation of collection. Due to the very short cycle of collection pattern, Management estimates that the application of the above accounting policy would not materially differ from the application of the expected credit losses model (ECL).

On receivables from corporate customers, the Group calculated an allowance for expected credit losses (“ECLs”) applying the simplified method permitted by IFRS 9 for trade receivables at reporting date. The Group did not track changes in credit risk, but instead calculated a loss allowance based on lifetime ECLs. Using the practical expedient that is allowed by the standard, the Group has established provision matrices that are based on its historical credit loss experience for the previous years, adjusted for non-recurring events and for forward-looking factors per country which incorporated several macroeconomic elements such as the countries’ GDP, unemployment rates. As the ECL calculated did not materially differ from the application of the accounting policy of the Group, which is based on the ageing of the balances, no additional expense was recognized within General and administrative expense.

The Group determines the probability of default upon the initial recognition of the asset. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Quantitative and qualitative disclosures about market risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see “Financial Statements – Note 31”.

G. Safe Harbor

See “Information Regarding Forward-Looking Statements”.

H. Non-GAAP financial measures

See “Non-IFRS and Other Financial and Operating Metrics”.

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

Our management board is responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) and the management board’s internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties. The authority to direct the Company is vested in the management board by applicable laws.

The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and removing the members of our management board, representing us in connection with transactions between a current or former member of the management board and us, and granting approvals for certain significant matters. The supervisory board is not permitted to make management decisions and, unlike the management board, the supervisory board does not have the authority to direct the Company. As a result, the supervisory board is not the equivalent of a board of directors in the United States.

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

Supervisory Board

German law requires that the supervisory board consists of at least three members, whereby the articles of association may stipulate a certain higher number. Our supervisory board currently consists of eight members with one seat currently vacant following the resignation of Matthew Odgers in July 2020. German law further requires the number of supervisory board members to be divisible by three if this is necessary for the fulfillment of co-determination requirements. This does not apply to us as we are currently not subject to co-determination. As we grow, this may change and our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz), which applies to companies that have at least 500 employees, and the German Codetermination Act (Mitbestimmungsgesetz), which applies to companies that have at least 2,000 employees. In case the German Codetermination Act (Mitbestimmungsgesetz) applies to a company, 30% of the supervisory board members must be women. This currently does not apply to us.

The supervisory board has set certain targets for the composition of the supervisory board, including:

●	at least 37.5% female members serving on our supervisory board by December 31, 2023 and
●	an age limit of seventy years at the time of appointment.

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

Under German law, a member of a supervisory board may be elected for a maximum term of up to approximately five years, depending on the date of the shareholders’ meeting at which such member is elected. Re-election, including repeated re-election, is permissible. However, the rules of procedure of our supervisory board stipulate that persons having been a member of our supervisory board should not be proposed to the shareholders’ meeting for re-election. The shareholders’ meeting may specify a term of office for individual members or all of the members of our supervisory board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our supervisory board.

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

Our supervisory board elects a chairperson and a deputy chairperson from its members. The deputy chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. The members of our supervisory board have elected Jonathan D. Klein as chairperson, who is independent, and John H. Rittenhouse as deputy chairperson, each for the term of their respective membership on our supervisory board.

The supervisory board meets at least twice during the first half and twice during the second half of each calendar year. Our articles of association and the supervisory board’s rules of procedure provide that a quorum of the supervisory board members is present if at least half of its members participate in the vote. Members of our supervisory board are deemed present if they participate via telephone or other electronic means of communication (especially via video conference) or abstain from voting unless the chairperson issues an order deviating therefrom. Any absent member may also participate in the voting by submitting his or her written vote through another member.

Resolutions of our supervisory board are passed by the vote of a simple majority of the votes cast unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tie, the chairperson of the supervisory board has the casting vote. Our supervisory board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that certain matters require its prior consent, including:

●	material modification of the fields of business of our company and the termination of existing and commencement of new fields of business;
●	change of our company’s tax residence, registered office or principal place of business or change of the legal form;
●	disposition of any of the “Jumia” word marks or any other word and figurative marks currently owned by our company;
●	adoption, amendment or rescission of the combined annual business plan for our company including the related investment, budget and financial planning;
●	entering into credit or loan agreements or other financing agreements as a borrower in excess of €5.0 million in the individual case as well as changes to our credit line in excess of €5.0 million;
●	granting of loans (i) in excess of €1.0 million in the individual case or €2.0 million in the aggregate per year (excluding loans to majority-owned companies or loans granted in the ordinary course of business, e.g., to suppliers or landlords) or (ii) to employees in excess of €100,000 in the individual case excluding wage and salary advances;
●	individual investments in fixed assets exceeding €4.0 million in the individual case or exceeding the agreed annual investment budget by more than €8.0 million in total;
●	granting of collateral, pledge or transfer as security of assets of our company, assumption or taking over of guarantees or similar liabilities or of sureties or personal guarantees, payment guarantees and of any and all obligations similar to personal guarantees (bürgschaftsähnliche Verpflichtungen), issuance of letters of comfort (Patronatserklärungen) as well as issuance of notes payable (Eingehen von Wechselverbindlichkeiten) in excess of an amount of € 7.0 million or outside the ordinary course of business, provided, however, that statutory and/or customary securities and/or liabilities of the aforementioned kind (e.g. lessor’s lien, liens in connection with commercial loan insurances, retention of title, custom and tax deposits, etc.) or securities and/or liabilities for the benefit of majority-owned companies shall always be considered as inside the ordinary course of business;
●	futures transactions concerning currencies, securities and exchange traded goods and rights as well as other transactions with derivative financial instruments in excess of €2.0 million and made outside the ordinary course of business, provided, however, that hedging transactions to limit corresponding risks shall always be in the ordinary course of business;
●	acquisition or disposal of operational subsidiaries or enterprises, including joint ventures, participations in enterprises or independent divisions of a business, other than the acquisition of shelf companies, exceeding an amount of €1.0 million in the individual case or €2.5 million in total on an annual basis;
●	capital measures in companies in which an interest is held, provided that third parties participate in such capital measure and that such third parties pay more than € 3.5 million for the subscription of the shares;
●	encumbrance of shares, if such shares secure a claim of more than €7.0 million, as well as liquidation of companies;
●	material changes to the business of a subsidiary which accounts for at least € 2.0 million in terms of total assets, revenues or gross profit;
●	introduction and amendment of an employee incentive system involving the granting of shares in our company or virtual shares, or other share price-related incentives;
●	execution, amendment or termination of agreements with definitively committed payment obligations exceeding €8.0 million unless specifically provided for in an approved business plan, in which case an approval is only required in case the payment obligations exceed € 12.0 million;

●	initiation or termination of court cases or arbitration proceedings involving an amount in controversy greater than €1.0 million in the individual case;
●	conclusion, amendment or termination of enterprise agreements pursuant to Sections 291 et seqq. of the German Stock Corporation Act (Aktiengesetz); and
●	business dealings of our company or its subsidiaries on the one side and a major shareholder or a party related to such major shareholder on the other side, except for (i) transactions that do not exceed (individually or together with related or similar transactions) a market value of €200,000 and (ii) the purchase of merchandise, services and licenses in the ordinary course of business of our company at arm’s length terms.

Our supervisory board last updated this list on June 9, 2020 and may further amend the list or designate further types of actions as requiring its approval.

The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term expires	Principal occupation
Jonathan D. Klein	60	2023	Co-Founder & Deputy Chairman of the Board, Getty Images
John H. Rittenhouse	64	2023	Chairman & Chief Executive Officer, Cavallino Capital LLC; Chairman & Chief Executive Officer, Vinasset Inc.
Gilles Bogaert(1)	51	2023	Chairman & Chief Executive Officer, EMEA and LATAM, Pernod Ricard SA
Andre T. Iguodala	37	2023	Professional Basketball Player, Miami Heat, National Basketball Association
Blaise Judja-Sato	56	2023	Founder, VillageReach; Founder, Resilience Trust
Angela Kaya Mwanza	50	2024	Private Wealth Advisor & Senior Portfolio Manager, UBS Private Wealth Management
Aminata Ndiaye	42	2023	Senior Vice President of Marketing, Digital & Customer Experience, Orange / Middle East & Africa
(1)	Pursuant to Section 7.2 of our shareholders agreement entered into with our then-existing shareholders on December 18, 2018, we and the shareholders agreed to appoint Gilles Bogaert (“PR Member”) and Matthew Odgers (“MTN Member”) to the supervisory board.

Matthew Odgers resigned from the supervisory board in July 2020.

Alioune Ndiaye, who joined our supervisory board in 2019, resigned in February 2020.

Aminata Ndiaye was appointed to the supervisory board by the annual shareholders’ meeting of June 9, 2020 as successor to Alioune Ndiaye for the remaining term of his initial appointment.

The business address of the members of our supervisory board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.

The following is a brief summary of the prior business experience of the members of our supervisory board:

Jonathan D. Klein has been an independent member and the chairman of our supervisory board since January 2019. Mr. Klein is the co-founder of Getty Images and served as the chief executive officer of Getty Images for over 20 years, prior to becoming its chairman in 2015 and his current service as its deputy chairman. Mr. Klein currently serves as a member of the board of directors for several other institutions including Squarespace, Etsy, Bloom & Wild, Kano, Kegtails and the Committee to Protect Journalists. Mr. Klein also serves as executive-in-residence at General Catalyst Partners. Mr. Klein received his master’s degree in law from the University of Cambridge.

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

Gilles Bogaert has been a member of our supervisory board since January 2019. Mr. Bogaert is Chairman and Chief Executive Officer of EMEA (Europe, Middle East and Africa) and LATAM (Latin America) at Pernod Ricard EMEA LATAM, a role he has held since July 1, 2018. Previously, he served in several senior management positions at Pernod Ricard over the last two decades. In November 1998, he was appointed Chief Financial Officer of Pernod Ricard Argentina and in February 2002, Chief Financial Officer of Pernod Ricard Central & South America. In June 2003, he became Audit & Business Development Director of Pernod Ricard’s Group. In July 2008, he was appointed Chief Executive Officer of Pernod Ricard Brasil and, in 2009 Group Managing Director in charge of Finance, IT and Operations of Pernod Ricard till 2018. He is a graduate of the ESCP (Graduate Management School of Paris) and is a holder of the DECF “Diploma of accounting and financial studies”.

Andre T. Iguodala has been a member of our supervisory board since January 2019. Mr. Iguodala is an NBA basketball player with the Miami Heat. He won three NBA Championships as a member of the Golden State Warriors in 2015, 2017 and 2018. In 2015, Mr. Iguodala received the NBA Finals Most Valuable Player Award. He was an NBA All-Star in 2012 and has been named to the NBA All-Defensive Team twice. Mr. Iguodala was also a member of the United States national team at the 2010 FIBA World Championship and 2012 Summer Olympics, winning the gold medal both times. As a venture capitalist, Mr. Iguodala is deeply engaged in the technology community and to date has invested in over 50 companies through F9 Strategies, including Zoom, Datadog, Robinhood, PagerDuty, Cloudfare, AllBirds and Goat. Mr. Iguodala created The Players Technology Summit with his business partner Rudy Cline-Thomas, which convenes top executives and leaders in the technology, venture capital and sports communities to exchange ideas and share expertise in an educational and empowering forum. His memoir, “The Sixth Man,” was published by Penguin Random House in June 2019 and debuted at #6 on the New York Times Best Sellers Nonfiction list. He attended the University of Arizona before declaring for the 2004 NBA Draft following his sophomore year.

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

Aminata Ndiaye has been a member of our supervisory board since June 2020. Ms. Ndiaye is the senior vice president of marketing, digital & customer experience at Orange / Middle East & Africa. She has over fifteen years of experience in marketing, communication, mobile banking, digital transformation and management in the telecommunications industry. After starting her career at Accenture in change management, she joined the Orange Group in 2004. In 2006, she joined Sonatel where she held several positions including chief marketing & digital officer. Ms. Ndiaye holds degrees from Ecole Polytechnique de Paris and Ecole Nationale Supérieure des Télécommunications de Paris.

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

The members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board adopted by our supervisory board. They are generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board is primarily responsible for:

●	preparing our annual financial statements;
●	proposing to our shareholders’ meeting on how our profits (if any) should be allocated; and
●	regularly reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them, and on future business planning (including strategic, financial, investment and personnel planning).

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

The rules of procedure for our management board provide that certain matters require a resolution of the entire management board, in addition to transactions for which a resolution adopted by the entire management board is required by law or required by our articles of association. In particular, the entire management board shall decide on, among others:

●	the strategy of our company, fundamental issues of the business policy and any other matters, especially national or international business relations, which are of special importance and scope for our company;
●	the annual and multi-year business planning for our company, and in particular the related investment and financial planning;
●	the preparation of the annual financial statements and the management report, the consolidated financial statements and the group management report, as well as semi-annual and quarterly financial reports, interim announcements and other comparable reports;

●	convening of our shareholders’ meetings and proposed resolutions of the management board to be submitted to the shareholders’ meeting for a resolution;
●	the periodic reporting to the supervisory board;
●	matters which require the approval of our supervisory board pursuant to the rules of procedure of the management board;
●	matters which impact more than one member of the management board’s area of responsibility; and
●	fundamental issues relating to personnel matters.

Members of our Management Board

The following table sets forth the names and functions of the current members of our management board, their ages and their terms:

Name	Age	Term ends	Principal occupation
Jeremy Hodara	39	December 31, 2022	Co-Chief Executive Officer
Sacha Poignonnec	40	December 31, 2022	Co-Chief Executive Officer

The business address of the members of our management board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.

In 2020, a new service agreement for the members of the management board was concluded with approval of the supervisory board on December 10, 2020. The management board term for both, Jeremy Hodara and Sacha Poignonnec, was prolonged to December 31, 2022.

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

Member of our Senior Management

Antoine Maillet-Mezeray, age 51, is our chief financial officer. As such, he serves as a member of our senior management but not as a member of our management board. Mr. Maillet-Mezeray’s business address is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.

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

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our supervisory board members, management board members and members of senior management for services in all capacities to us or our subsidiaries for the year ended December 31, 2020, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our supervisory board members, management board members and members of senior management.

Compensation of Supervisory Board Members

Under mandatory German law, the compensation of the supervisory board of a German stock corporation (Aktiengesellschaft) is determined by the annual general meeting. In the annual general meeting held on June 9, 2020, our shareholders resolved the following compensation system:

●	Ordinary members of the supervisory board receive a fixed compensation in the amount of €75,000 per annum. The chairperson of the supervisory board receives a fixed compensation in the amount of €150,000 per annum.
●	The chairperson of the audit committee receives an additional fixed compensation of €40,000 per annum (in the financial year ending December 31, 2020 only, this amount was increased by €257,000) and any other member of the audit committee an additional fixed compensation in the amount of €20,000 per annum.
●	The chairperson of the compensation committee as well as the chairperson of the corporate governance and nomination committee each receives an additional fixed compensation of €20,000 per annum and any other member of the compensation committee as well as the corporate governance and nomination committee an additional compensation in the amount of €10,000 per annum.
●	We do not pay fees for attendance at supervisory board or committee meetings.
●	The members of the supervisory board are entitled to reimbursement of their reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members as well as the value added tax on their compensation and out-of-pocket expenses.
●	The members of the supervisory board are included in our company’s D&O insurance.

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

Jonathan D. Klein is the only member of our supervisory board who beneficially owns ordinary shares / ADS of our company. As of January 1, 2021, Mr. Klein held 44,137 ADS.

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

In the year ended December 31, 2020, the two members of our management board and one member of our senior management received total compensation of €1.1 million, which includes the base salary as well as any variable and other compensation. Our shareholders’ meeting on February 15, 2019 resolved not to disclose the individual total compensation for each member of the management board.

The following table provides information about outstanding options for ordinary shares held by each member of our management board and senior management.

	Number of Ordinary Shares
Name	Underlying Options/Units	Option Exercise Price (in €)
Jeremy Hodara
JSOP 2016	141,596.16	1.00
SOP 2019	134,644.00	1.00
SOP 2020	500,000.00	1.50
VRSUP 2020	500,000.00	n/a
Sacha Poignonnec
JSOP 2016	141,596.16	1.00
SOP 2019	134,644.00	1.00
SOP 2020	500,000.00	1.50
VRSUP 2020	500,000.00	n/a
Antoine Maillet-Mezeray	*	1.00
*	Represents beneficial ownership of less than 1%.

Parts of the options included in the table above represent options originally granted to our management board and senior management on various dates pursuant to the JSOP 2016 (as defined below), and were rolled up and converted via amendments to each individual option agreement subsequent to the conversion of Africa Internet Holding GmbH to Jumia Technologies AG and increased following the capital increase from own resources in early 2019. This roll-up, conversion and increase in options resulted in the fractional amount of options held by each member of our management board and senior management. As uneven shares cannot be exercised, the amendment agreements used to effectuate the roll-up and conversion of the options require that any uneven options will be cashed out when the options are exercised. The options are exercisable in accordance with the terms of the JSOP 2016 and each relevant individual amended option agreement. The options do not have any expiration date; however, under the JSOP 2016, they may expire in the case of certain bad leaver events. Some of the options held by Jeremy Hodara and Sacha Poignonnec include vesting criteria that go beyond those of other participants in the JSOP 2016. These additional vesting criteria include reaching certain profitability and valuation targets.

In addition, each member of the management board received 134,644 stock options under the SOP 2019 (as defined below). The options are subject to a specific GMV target being reached and expire seven years after the end of the four-year waiting period as well as in the case of certain bad leaver events.

Both members received 500,000 stock options under the SOP 2020 (as defined below). The options are subject to a specific GMV target being reached and expire two years after the end of the four-year waiting period as well as in the case of certain bad leaver events. In addition, 500,000 units under the VRSUP 2020 (as defined below) were granted to each member of the management board.

We do not separately set aside amounts from pensions, retirement or other benefits for members of our management board and senior management, other than pursuant to relevant statutory requirements.

Share-Based Incentive Plans

Stock Option Program 2016 (JSOP 2016)

As at 31 December 2020, most all options granted under the JSOP 2016 have been fully vested.

Option Programs 2019

SOP 2019

In 2019, Jumia Technologies AG established a new stock option plan, the SOP 2019, under which stock options were granted to beneficiaries. On May 15, 2020 additional stock options were granted under the SOP 2019.

Each stock option entitles the holder to receive one share of Jumia Technologies AG upon exercise and payment of an exercise price of €1 per share. The stock options may be exercised after a waiting period of four years from the grant date and expire following seven years after the end of the waiting period. The exercise of stock options is not possible during defined blackout periods. Jumia may, at its sole discretion, settle vested stock options in cash instead of issuing shares in Jumia Technologies AG.

The stock options can only be exercised, if the average annual growth rate of the GMV amounts to at least 10% during the four year waiting period. If this target is not met, all options will lapse. This condition is classified under IFRS 2 as a non-market performance condition and thus, the probability of achievement has to be reassessed at each reporting date. Only for certain grants in 2020 this condition has been classified as a non-vesting condition, as the vesting period is shorter than the period in which this criterion has to be met. In this case, the probability of achievement has been derived as at the grant date and is reflected in the fair value and is not reassessed subsequently.

Moreover, the stock options are subject to vesting requirements. The stock options shall generally vest in one or more tranches. The SOP 2019 plan sets out several criteria of bad leaver and good leaver cases. For beneficiaries, who are members of the management board, the total vesting period shall be at least four years and all unexercised options will be forfeited, if the employee resigns and start working for a competitor within six months after resignation. If other beneficiaries (i.e. not members of the management board) resign before the vesting date as specified in the individual grant agreements and are classified as good leaver, all vested stock options will be retained.

However, all unexercised stock options will be forfeited, if a beneficiary terminates the employment within four years after the IPO on April 12, 2019.

The stock options granted in 2020 will vest either 3 or 4 years after the IPO according to the individual grant agreements.

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

As at December 31, 2020 a reassessment of the probability that the average annual growth rate of the Gross Merchandise Volume amounts to at least 10% during the four years waiting period has been performed for these grants where this condition is classified as a non-market performance condition. Due to lower projected Gross Merchandise Volume in the subsequent years compared to the previous projections, a probability of 50% of achieving this criterion has been derived based on a stochastic simulation of possible Gross Merchandise Volumes in the future.

Virtual Restricted Stock Unit Program 2019

In 2019, Jumia Technologies AG established a new Virtual Restricted Stock Unit Program (VRSUP 2019), under which Restricted Stock Units (“RSU”) were granted to beneficiaries. On May 15, 2020 additional RSUs were granted under the VRSUP 2019.

Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the VRSUP 2019 either in cash or in equity. If Jumia settles the RSUs in cash, the beneficiaries will receive a payment in the amount of the average share price (closing prices) on the ten trading days prior to the last half year report of Jumia.  The VRSUP 2019 is accounted for as an equity-settled plan.

The individual grant agreement with each beneficiary sets forth the individual number of RSUs and may stipulate vesting conditions, such as further performance conditions in addition to the common Gross Merchandise Value target and a maximum payout amount.

All RSUs will be forfeited if a beneficiary, who is a member of the board of management, resigns and starts working for a competitor within twelve months after the resignation. Other beneficiaries need to remain employed with Jumia Technologies AG until the vesting date as specified in the individual grant agreement in order to avoid any forfeiture.

According to the individual grant agreements, the RSUs granted in 2020 will vest on May 15, 2021 (i.e., 1 year after the grant date).

The specific RSUs granted in 2020 are not subject to any performance conditions or a maximum payout amount (cap).

The fair value per RSU was derived from Jumia’s stock price at the grant date. The fair value per RSU granted in 2020 amounts to €1.86.

Stock Option Program 2020

In 2020, with the approval of the annual general meeting of shareholders, Jumia Technologies AG established a new stock option plan, the SOP 2020, under which stock options were granted to beneficiaries Jumia granted an individual number of stock options to beneficiaries under the terms and conditions of the SOP 2020.

Each stock option entitles the holder to receive one share in Jumia Technologies AG (or 0.5 ADS as 1 ADS represents 2 shares of Jumia). The option can be exercised after a waiting period of four years at a price which is determined based on the average share price of the last 60 trading days prior to the contract date of the individual grant agreements. The exercise period starts directly after the waiting period and ends two years following the expiry of the waiting period. The exercise of stock options is prohibited during defined blackout periods. Jumia may, at its sole discretion, settle each vested stock option in cash instead of issuing a share in Jumia Technologies AG.

The stock options can only be exercised, if the average annual growth rate of the Gross Merchandise Volume amounts to at least 10% during the four years waiting period. If this performance target is not met, all options will lapse. For specific grants under the 2020 Plan this condition is classified under IFRS 2 as a non-market performance condition and thus, the probability of achievement has to be reassessed at each reporting date. For all other grants this condition has been classified as a non-vesting condition. In this case, the probability of achievement has been derived as at the grant date and is reflected in the fair value and is not reassessed subsequently.

Moreover, there is a second condition (only) for a part of the stock options granted to certain members of senior management: The Adjusted EBITDA must be positive for two consecutive quarters by March 31, 2023. If this condition is met for one or more Big Countries (Egypt, Ivory Coast, Kenya, Morocco and Nigeria) or Small Countries (Algeria, Ghana, Senegal, South Africa, Tunisia and Uganda), an individual number of options will vest (if and to the extent of the satisfaction of the other vesting requirements set out in the terms and conditions) for each country for that the condition is met. A satisfaction of the condition for a Big Country will result in a vesting of a greater number of stock options than a satisfaction of the condition for a Small Country. As for the condition related to the Gross Merchandise Volume, this second condition is as well either classified as a non-market performance condition or as a non-vesting condition depending on the vesting period of the grants and the respective period in which the condition has to be met.

The stock options are subject to vesting requirements.

The stock options shall generally vest in two tranches. Two-thirds of the granted stock options vest after two years from the grant date. The remaining one-third of the granted stock options vest after three years from the grant date.

Beneficiaries who are members of the management board will forfeit the right to exercise their options if they resign and start working for a competitor within six months after resignation.

Other beneficiaries will keep all vested stock options.

If Jumia pays dividends during the waiting period or exercise period, the beneficiaries are entitled to receive a dividend payment for each vested but not yet exercised stock option. However, Jumia does not expect to pay dividends during the next years.

The company is accounting for the stock options of the SOP 2020 as an equity settled plan. For equity-settled awards, the expenses to be recognized are determined based on the grant date fair value of the awards.

As each stock option entitles the holder to receive one share of Jumia, the Fair value per ADS and the exercise price per ADS have to be divided by 2 in order to derive the value per option.

As at December 31, 2020 a reassessment of the probability that the average annual growth rate of the Gross Merchandise Volume amounts to at least 10% during the four years waiting period has been performed for these grants where this condition is classified as a non-market performance condition. Due to lower projected Gross Merchandise Volume in the subsequent years compared to the previous projections, a probability of 50% of achieving this criterion has been derived based on a stochastic simulation of possible Gross Merchandise Volumes in the future.

Virtual Restricted Stock Unit Program 2020

The 2020 annual general meeting of shareholders also approved the Virtual Restricted Stock Unit Program 2020 (the “2020 VRSUP”). Jumia granted an individual number of virtual restricted stock units (“VRSUs”) to beneficiaries under the terms and conditions of the 2020 VRSUP.

Grants are based on individual grant agreements.

Each beneficiary received an individual grant agreement that includes the individual number of VRSUs. Each VRSU entitles the holder to receive a cash payment equal to the ten trading day average share price after the publication by the Company of the later of its last half year report or its last annual financial statements.

For selected employees of the company (i.e. Group 2) and selected employees of affiliated companies (i.e. Group 4), Jumia is entitled to elect, at its sole discretion, to issue one share for each vested VRSU instead of a settlement in cash.

In general, the VRSUs shall vest one year after the grant and will be paid out as soon as reasonably practicable following the expiration of a period of twelve trading days after the publication of Jumia’s first half year report or annual financial statements after the vesting date. All VRSUs will be forfeited if a beneficiary resigns before the payout.

No RSUs are subject to any performance conditions or a maximum payout amount (cap).

The VRSUP 2020 is recognized as a cash-settled plan for certain beneficiaries (e.g. members of the management board) and as an equity-settled plan for all other beneficiaries. For cash-settled awards, the expenses are determined on the fair value of the awards at each reporting date. For equity-settled awards, the expenses to be recognized are determined based on the grant date fair value of the awards.

The fair value per VRSU was derived based on the observable stock price of Jumia as at the grant date or the reporting date depending on the cash- or equity-settled classification. The fair value per VRSU amounts to €16.44. The average fair value per RSU amounts to €11.35.

C. Supervisory Board Practices

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

In addition, under German law, each member of the supervisory board is obliged to carry out his or her duties and responsibilities personally, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the supervisory board and its committees have the right to appoint independent experts for the review and analysis of specific circumstances in accordance with its supervision duties under German law. We would bear the costs for any such independent experts that are retained by the supervisory board or any of its committees.

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

Under Section 10 of its rules of procedure, the supervisory board has established an audit committee, a compensation committee, and a corporate governance and nomination committee. Set forth in the table below are the current members of the audit committee, the compensation committee, and the corporate governance and nomination committee:

Name of committee	Current Members
Audit committee	John H. Rittenhouse (chairperson), Blaise Judja-Sato and Angela Kaya Mwanza
Compensation committee	Jonathan D. Klein (chairperson), Andre T. Iguodala and Blaise Judja-Sato
Corporate governance and nomination committee	Jonathan D. Klein (chairperson), Blaise Judja-Sato and Andre T. Iguodala

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

At least one member of the audit committee shall qualify as an “audit committee financial expert” as defined under the Exchange Act. Our audit committee financial expert is John Rittenhouse.

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

German Corporate Governance Code

The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on December 16, 2019 and published in the German Federal Gazette (Bundesanzeiger) on March 20, 2020. The Corporate Governance Code contains general principles (Grundsätze) of corporate law – for informational purposes only – as well as recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance principles and makes recommendations and suggestions with respect to shareholders and general shareholders’ meetings, the management and supervisory boards, transparency, accounting policies, and auditing.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. However, the German Stock Corporation Act (Aktiengesetz) does require that the management board and supervisory board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. The current declaration needs to be published on the company’s website. In addition, the Corporate Governance Code recommends that previous compliance declarations remain on the website for five years. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Noncompliance with suggestions contained in the Corporate Governance Code need not be disclosed.

Following our listing on the New York Stock Exchange in April 2019, the Corporate Governance Code applies to us and we are required to issue the annual declarations described above. On December 26, 2019, we issued and published our first annual compliance declaration. We issued and published our second annual compliance declaration on December 22, 2020. You can find our annual compliance declarations on our website at investor.jumia.com under Corporate Governance. This website address is included in this annual report as an inactive textual reference only

D. Employees

As of December 31, 2020, we employed a total of 4,067 full-time equivalent (FTE) employees. Our employees were based in 16 countries, and 35% of our employees were female and 65% were male as of December 31, 2020.

The following table provides a breakdown of our employees by geography:

	As of December 31,
	2018	2019	2020
West Africa	2,673	2,310	1,831
North Africa	1,211	1,428	1,172
East and South Africa	869	851	658
Others	375	461	406
Total	5,128	5,050	4,067

As of December 31, 2020, approximately 49% of our workforce consisted of marketplace operations and management employees, followed by logistics employees at 40%.

The following table provides a breakdown of our employees by category:

	As of December 31,
	2018	2019	2020
Marketplace operations and management	2,221	2,289	1,978
Logistics	1,975	2,080	1,622
Other(1)	932	681	467
Total	5,128	5,050	4,067
(1)	Includes 467 consumer service employees as of December 31, 2020.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information, as of March 1, 2021, regarding the beneficial ownership of our ordinary shares for:

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

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2021, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Jumia Technologies AG, Skalitzer Straße 104, 10997 Berlin, Germany.

Shareholder	Shares beneficially owned as of December 31, 2020
5% Shareholders	Number	Percent
Baillie Gifford &Co.(1)	17,915,406	10.0%
Pernod Ricard Deutschland GmbH(2)	12,851,169	7.2%
Atlas Countries (Orange)(3)	9,005,054	5.0%
Members of our supervisory board
Gilles Bogaert	—	—
Andre T. Iguodala	—	—
Blaise Judja-Sato	—	—
Jonathan D. Klein	*	*
Angela Kaya Mwanza	—	—
Aminata Ndiaye	—	—
John H. Rittenhouse	—	—
Members of our management board
Jeremy Hodara	*	*
Sacha Poignonnec	*	*
Members of our senior management
Antoine Maillet-Mezeray	*	*
All members of our supervisory board, management board and senior management, as a group(4)	2,627,714	1.5%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Consists of ordinary shares held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Securities representing more than 5% of the class are held on behalf of Vanguard International Growth Fund, a US registered investment company sub-advised by Baillie Gifford Overseas Limited.
(2)	Consists of ordinary shares held by Pernod Ricard Deutschland GmbH, a company organized under the laws of Germany with company number HRB 38302. The business address of Pernod Ricard Deutschland GmbH is Habsburgerring 2, 50674 Cologne, Germany. Pernod Ricard Deutschland GmbH is a wholly owned subsidiary of Pernod Ricard SA, which may be deemed to have beneficial ownership of all of these ordinary shares.
(3)	Consists of ordinary shares held by Atlas Countries Support S.A., a company organized under the laws of Belgium with company number 0568.968.148 RLE. The business address of Atlas Countries Support S.A. is Avenue du Bourget 3, 1140 Brussels, Belgium. Orange, a limited liability company (société anonyme) registered under the laws of France, is the ultimate parent company of Atlas Countries Support S.A. Orange may be deemed to be the beneficial owner of all of these ordinary shares.
(4)	Includes shares purchased by Mr. Klein and Messrs., Poignonnec, Hodara and Maillet-Mezeray in 2020 as well as vested options and options that may be exercised within 60 days of March 1, 2021.

The share capital of the Company consists of ordinary shares, which are issued only in bearer form. Accordingly, the Company generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. The Company’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents two ordinary shares of the Company. On March 1, 2021, based on information provided by The

Bank of New York Mellon, as depositary, there were 78,701,511 ADRs outstanding. The ordinary shares underlying such ADRs represented 87.8% of the then-outstanding ordinary shares. We are not aware of any arrangement that may at a subsequent date, result in a change of control of Jumia.

B. Related Party Transactions

The following is a description of related party transactions the Group has entered into since January 1, 2018, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Transactions with MTN

Our shareholder Mobile Telephone Networks Holdings (Pty) Ltd sold a significant number of shares in Jumia, during the third quarter of 2020, and no longer qualifies as a related party, as of December 31, 2020.

The Group engages in several initiatives with affiliates of MTN. For example, consumers may pay for transactions on Jumia’s platform with MTN’s mobile money. The Group has also set up dedicated MTN branded online stores on our platform. For the year ended December 31, 2020, the expenses incurred with MTN amounted to €220 thousand (December 31, 2019: €478 thousand, December 31, 2018: €487 thousand).

In 2020, the Group also entered into an agreement in which MTN prepaid for corporate and gift purchases in Jumia’s platform through vouchers, which amounted for the year ended December 31, 2020 to €961 thousand, which have all been converted into revenue during the period. In 2019, MTN prepaid for their employees purchases in Jumia’s platform through the wallet top-ups which amounted for the twelve months ended December 31, 2019 to €890 thousand, which have all been converted into revenue during the period.

Transactions with Key Management

Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
	2019	2020

	(in EUR million)
Short-term employee benefits	8.0	3.2
Other benefits	0.0	0.0
Share-based compensation	13.8	13.5
Total	21.9	16.7

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

We have not paid dividends in the years ended December 31, 2018, December 31, 2019 and December 31, 2020.

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

B. Memorandum and Articles of Association

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.3 to this Annual Report and is incorporated by reference into this Annual Report.

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

Under the agreement, we use the Mastercard Payment Services Gateway (“MPGS”) to process card payments in all countries where this gateway is available. We also agreed to work with local payment service providers to convert to MPGS within six months of the launch in any new market. Only where MPGS is not available due to regulations, we will continue to process cards not supported by MPGS through other payment service providers. Where possible, we enable the settlement of services sold via our platform via the Mastercard virtual card network. We also promote the use of the Mastercard technology as a preferred option to settle payments due to sellers via JumiaPay (e.g., via plastic or virtual cards). Further, we will work with Mastercard Asia/Pacific to launch and issue consumer and commercial co-branded products (i.e., cards, virtual card networks and quick response code). Mastercard Asia/Pacific will work with us to enable JumiaPay account holders to make face-to-face payments where Mastercard’s quick response code is accepted.

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

German Taxation of Holders of ADSs

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018, reference number IV C 1-S2204/12, in respect of the taxation of American Depositary Receipts (“ADRs”) on domestic shares (jointly the “ADR Tax Circular”), for German tax purposes, the ADSs represent a beneficial ownership interest in the underlying shares of the Company and should qualify as the ADRs for the purpose of the ADR Tax Circular even though it has to be noted that the ADR Tax Circular does not explicitly address ADSs. If the ADSs qualify as the ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of the Company with respect to capital gains (see below in section “German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as the ADRs within the meaning of the ADR Tax Circular.

Taxation of Holders Not Tax Resident in Germany

The following discussion describes material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of the ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008) (the “Treaty”), who is fully eligible for benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

●	the beneficial owner of the ADSs (and the dividends paid with respect thereto);
●	a U.S. holder (as defined below);
●	not also a resident of Germany for German tax purposes; and
●	not subject to the limitation on benefits restrictions (i.e., anti-treaty shopping article of the Treaty or German domestic rules) that applies in limited circumstances.

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

General Rules for the Taxation of Holders Not Tax Resident in Germany

Non-German resident holders of ADSs are subject to German taxation with respect to certain German source income (beschränkte Steuerpflicht). According to the ADR Tax Circular, income from the shares should be attributed to the holder of the ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income (dividend distributions of a corporate with a statutory seat and/or its place of central management in Germany). However, the repayment of capital contributions (Einlagenrückgewähr) for tax purposes is considered as reduction of the acquisition costs of the respective shares rather than as dividend payment (subject to proper tax declaration by the company in accordance with German tax law).

The full amount of a dividend distributed by the Company to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax at a 25% rate plus a solidarity surcharge (Solidaritätszuschlag) of 5.5% on the amount of withholding tax (amounting in total to a rate of 26.375%) and church tax (Kirchensteuer), if applicable. The relevant dividend is deemed to be received for German tax purposes at the payout date as determined by the company’s general shareholders’ meeting, or if such date is not specified, the day after such general shareholders’ meeting. The amount of the relevant taxable income is based on the gross amount in Euro; any expenses and costs related to such taxable income in principle should not reduce the taxable income.

The solidarity surcharge (Solidaritätszuschlag) has been abolished or reduced for certain German taxpayers, depending on their amount of payable income tax. The new rules apply from the beginning of the assessment period for the fiscal year ending December 31, 2021. Pursuant to the new law, the solidarity surcharge remains in place for purposes of withholding tax, the flat rate income tax on capital income regime and corporate income tax. Shareholders are advised to monitor additional future developments. Besides this, the coalition agreement between the German Christian Democratic and Christian Social Union, as well as with the German Social Democratic Party for the formation of a new German federal government provides that the flat tax income tax on capital income regime shall be partially abolished for interest income as soon as the automatic information exchange on tax matters (Automatischer Informationsaustausch in Steuerfragen) is established. Instead, interest income shall be taxed by way of assessment on the basis of the individual taxpayer’s progressive income tax rates of up to 45% (plus a 5.5% solidarity surcharge thereon, unless (partially) abolished or reduced, and church tax, if applicable).

German withholding tax on capital income (Kapitalertragsteuer) is withheld and remitted to the competent German tax authorities by (i) the German dividend disbursing agent (i.e., a German credit institution, financial services institution (each including the German branch of a foreign enterprise), German securities trading enterprise or German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz)) that holds or administers the underlying shares in custody and (a) disburses or credits the dividend income from the underlying shares, (b) disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or (c) disburses such dividend income to a foreign agent or (ii) the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the provisions of the Treaty, the German withholding tax may not exceed 15% of the gross dividends collected by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge (Solidaritätszuschlag), over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application (subject to presenting a German withholding tax certificate which can only be issued if the company has confirmed in writing to the German depositary the number of ADSs issued and that all of the ADSs issued at the issuance date were covered by an equivalent number of German shares deposited with the German depositary (circular by the German Federal Ministry of Finance, dated December 18, 2018, reference number IV C 1-S 2204/12/10003)). For example, for a declared dividend in the amount of €100, a U.S. treaty beneficiary initially receives

€73.625 (€100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial withholding tax refund from the German tax authorities in the amount of €11.375 of the gross dividend (of €100). As a result, the U.S. treaty beneficiary ultimately receives a total of €85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders of the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

A reduced permitted German withholding tax rate of 5% would apply according to the Treaty provisions, if the U.S. treaty beneficiary is a corporation and holds directly at least 10% of the voting shares of the dividend paying company.

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

Capital gains from the disposition of the ADSs realized by a non-German tax resident holder who does not maintain a permanent establishment or other taxable presence in Germany will be treated as German source income and be subject to German (corporate) income tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of the Company’s share capital (or other equity related instruments, as specified by law), irrespective of whether through the ADSs or shares of the Company. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account when calculating the above holding period and the participation threshold.

However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as described above in the section “—General Rules for the Taxation of Holders Not Tax Resident in Germany “. Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax with any capital gain derived from the sale of the ADSs, even under the circumstances described in the preceding paragraph and therefore should not be taxed on capital gains from the disposition of the ADSs.

German statutory law requires a German disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, German disbursing agent means a German credit institution or financial services institution, or a German a securities trading enterprise or a German securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. It should be noted that the German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016, reference number IV C 1-S2252/08/10004 :017, as amended from time to time, provides that German taxes on capital gains need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns 1% or more of the share capital of a German company. While circulars issued by the German Federal Ministry of Finance are in principle only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent is expected not to withhold tax on capital gains derived by a U.S. treaty beneficiary from the disposition of ADSs held in acustodial account in Germany, unless the holder of the ADSs does not provide evidence on its tax status as non-German tax resident. In any other case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries.”

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) on dividends that exceeds the applicable Treaty rate (subject to presenting a German withholding tax certificate). However, in respect of dividends, refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax on the dividends underlying the refund application is below 15% of the gross amount of the dividends pursuant to a double taxation treaty and (ii) the holder does not directly own 10% or more in the shares of the company and is subject to income taxes in its state of residence, without being tax-exempt. The restriction of the withholding tax credit does not apply if the holder has beneficially owned the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1—S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non-German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company shall not have the right to a full or partial refund to the extent persons holding ownership interests in the Company would not be entitled to the refund if they would have derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other considerable reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). Furthermore, the European Court of Justice recently decided that the German anti-avoidance treaty shopping rule, as described before, is not in line with the requirements of the European Directive 2011/96EC (the European Parent Subsidiary Directive), as amended from time to time, but this decision will not directly affect non-European resident holders of shares. Therefore, whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to date no published decisions of the German Federal Finance Court (Bundesfinanzhof) dealing with the interpretation of these tests exist.

Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of dividend taxation with regard to the general principles applicable to the Company’s holders of ADSs who are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of central management (Geschäftsleitung) or a statutory seat (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs as Private Assets (Privatvermögen)

If the ADSs are held as private assets (Privatvermögen) by a German tax resident individual, dividends and capital gains are taxed as capital income (Einkünfte aus Kapitalvermögen) and are principally subject to 25% German flat rate income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% and plus church tax (Kirchensteuer), if applicable), which is generally levied in the form of withholding tax on capital income (Kapitalertragsteuer). The holder is taxed on gross capital income (including dividends or gains with respect to ADSs), less the annual saver’s tax-free allowance (Sparer-Pauschbetrag) of currently of €801 for an individual or €1,602 for married couples and a registered civil unions (eingetragene Lebenspartnerschaften) filing taxes jointly. The deduction of actual expenses relating to the capital income (including dividends or gains with respect to ADSs) is generally not permitted. The withholding tax on capital income generally settles the income tax liability of the holder with respect to the capital income. However, private investors may request the application of their personal progressive income tax rate on the whole income from capital investments in a given year if this results in a lower tax liability. If this is the case, any tax withheld in excess will be refunded during the personal income tax assessment procedure.

Losses resulting from the disposal of ADSs can only be offset with capital gains from the disposition of shares of corporations (Aktien) and other ADSs treated similar to shares. If, however, a holder directly or indirectly held at least 1% of the share capital of the Company at any time during the five years preceding the disposition, the German flat rate income tax on capital income does not apply with regard to such capital gain, but, 60% of the capital gain resulting from the disposition are taxable at the holder’s personal progressive income tax rate (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of any capital losses and disposal costs are tax deductible.

ADSs as Business Assets (Betriebsvermögen)

In case the ADSs are held as business assets, the actual taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are generally subject to the aggregate withholding tax rate of 26.375%, unless the holder of the ADSs is an investment fund (Investmentfonds) subject to German investment taxation. The tax actually withheld is credited against the respective holder’s final (corporate or personal) income tax liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, a full withholding tax credit requires that the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period. A holder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a holder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1—S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

To the extent the amount withheld exceeds the (corporate or personal) income tax liability, the withholding tax will be refunded, provided that certain requirements are met.

With regard to holders in the legal form of a corporation, capital gains from ADSs are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge) and trade tax. In contrast, dividends from ADSs are only 95% exempt from corporate income tax, if the corporation holds at least 10% of the share capital (Grundkapital oder Stammkapital) in the Company at the beginning of the respective calendar year. To the extent ADSs and/or shares of 10% or more of the company have been acquired during a calendar year, the acquisition will be deemed to be made at the beginning of the calendar year. Furthermore, dividends are subject to trade tax (Gewerbesteuer), unless the holder holds at least 15% of the share capital in the company at the beginning of the tax assessment period. In the latter case, effectively 95% of the dividends are exempt from trade tax. Business expenses and capital losses actually incurred in connection with ADSs might not be tax deductible for corporate income and trade tax purposes except if certain requirements are met. This concerns in particular expenses which are related to the disposition of ADSs.

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the personal progressive income tax rate of the holder of the ADSs (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of business expenses related to the respective income are principally deductible for income tax purposes. Furthermore, trade tax may apply, provided the ADSs are held as assets of a German trade or business (Gewerbebetrieb) of the holder, but the resulting trade tax might be credited against the income tax liability of the holder pursuant to a lump sum procedure.

Special taxation rules apply to German tax resident credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies (Lebens- und Krankenversicherungsunternehmen), pension funds (Pensionsfonds) and investment funds (Investmentfonds).

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

Generally, a transfer of ADSs by inheritance or way of gift will be subject to German inheritance or gift tax, respectively, if:(i) the decedent or donor, or the heir, donee or other transferee is resident in Germany at the time of the transfer or with respect to German citizens who are not resident in Germany, if the decedent or donor, or the heir, donee or other transferee has not been continuously outside of Germany for a period of more than five years; (ii) the ADSs or ordinary shares are part of the business property of a permanent establishment or a fixed base in Germany; or (iii) the ADSs or ordinary shares subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the Company and has been held, directly or indirectly, by the decedent or donor.

However, the right of Germany to impose gift or inheritance tax on a non-resident shareholder may be limited by an applicable estate tax treaty. In the case of a U.S. resident holder, a transfer of ADSs by a U.S. resident holder at death or by way of gift generally will not be subject to German gift or inheritance tax pursuant to the estate tax treaty between the U.S. and Germany (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern) as published on December 18, 2000 (the “Estate Tax Treaty”), provided the decedent or donor, or the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the ADSs were not held in connection with a permanent establishment or a fixed base in Germany. In general, the Estate Tax Treaty provides a credit against the U.S. federal gift or estate tax liability for the amount of gift or inheritance tax.

Other German Taxes

There are currently no German net worth, transfer, stamp or other similar taxes that would apply to a U.S. holder on the acquisition, ownership, sale or other disposition of the ADSs. Certain member states of the European Union are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of ADSs.

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

PFIC Rules

We believe we were not a PFIC in the prior taxable year and do not expect to become a PFIC in the current taxable year or the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current expectation regarding our PFIC status is based in part upon the value of our goodwill, which is based on the market value for our shares and ADSs, and in part on the rate at which our cash and cash equivalents are spent. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares and ADSs or we spend our cash or cash equivalents at a slower rate than expected.

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

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

●	any gain you realize on the sale or other disposition of your ADSs and
●	any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, the portion of your holding period for the ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:

●	the gain or excess distribution will be allocated ratably over your holding period for the ADSs,
●	the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,
●	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year for individuals or corporations, as applicable, and
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

Under certain attribution rules, if we are considered a PFIC, you will generally be deemed to own a proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC upon the sale of ADSs, and your proportionate share of any excess distributions on the stock of a Subsidiary PFIC and any gain on a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or by another Subsidiary PFIC. A mark-to-market election will not be available with respect to the stock of any Subsidiary PFIC.

Your ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC unless you make a “deemed sale” election.

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

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. As we operate in multiple countries, the exposure to foreign currency is inherent and is part of the day to day business. The principle characteristics are summarized below:

●	Cash is held in euro and US dollars at the Group level
●	Each foreign entity is funded by Group loans, in euro or US dollars, on average every quarter based on a detailed cash flow forecast

Foreign currency sensitivity

The following table provides information on the sensitivity concerning a reasonably possible change in euro and US dollars exchange rates for our major currencies, with all other variables held constant. Our exposure to foreign currency changes for all other currencies is not material.

The Group assessed a possible change of +/- 5% to Egyptian Pound (EGP) and Moroccan Dirham (MAD) due to valuation fluctuations in 2020 of 1.7% to 7.2% of mentioned, a possible change of +/- 10% to Ghananian Cedi (GHS), Emirati Dirham (AED) and South African Rand (ZAR) due to valuation fluctuations in 2020 of 9.4% to 14.1% of mentioned currencies, and a possible change of +/- 15% to Nigerian Naira (NGN) and Kenyan Shilling (KES) due to valuation fluctuations in 2020 of 16.0% to 17.8% of mentioned currencies. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income. The impacts in the major local currencies are as follows:

		Effect on	Effect on
In thousands of EUR		pre-tax equity	profit before tax
Change in EGP/EUR rate
	5%	(11,475)	3,196
	(5)%	11,475	(3,196)

Change in ZAR/EUR
	10%	74	122
	(10)%	(74)	(122)

Change in NGN/EUR
	15%	(188,064)	548,353
	(15)%	188,064	(548,353)

Change in MAD/EUR
	5%	(115,614)	616
	(5)%	115,614	(616)

Change in GHS/EUR
	10%	(169)	441
	(10)%	169	(441)

Change in KES/EUR
	15%	(66,556)	96,769
	(15)%	66,556	(96,769)

Change in AED/EUR
	10%	(33,206)	871
	(10)%	33,206	(871)

Change in EGP/USD rate
	5%	(1,200)	(8)
	(5)%	1,200	8

Change in ZAR/USD
	10%	(76)	12
	(10)%	76	(12)

Change in NGN/USD
	15%	(3,717)	9,495
	(15)%	3,717	(9,495)

Change in GHS/USD
	10%	(508)	14
	(10)%	508	(14)

Change in KES/USD
	15%	(2,512)	10,345
	(15)%	2,512	(10,345)

Change in AED/USD
	10%	—	86
	(10)%	—	(86)

Liquidity risk

The primary objective of our liquidity and capital management is to monitor the availability of cash and capital in order to support our business expansion and growth. We manage our liquidity and capital structure with reference to economic conditions, performance of our local operations and local regulations. Funding is managed by a central treasury department that monitors the amounts of funds to be granted according to management and Shareholder approval. All funding follows strict operational and legal monitoring executed by the treasury and legal departments.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2019, we received reimbursement in the amount of approximately €1.9 million (US$2.1 million) from the depositary. For the year ended 31, 2020 no reimbursement was received.

PART II

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

For the period from April 10, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, we have used the majority of the proceeds received from our initial public offering to finance our operations.

We still intend to use the remainder of the proceeds from our initial public offering as disclosed in the F-1 Registration Statement. We may also use part of the proceeds to repurchase our ADSs.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our co-chief executive officers and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2020. Based upon that evaluation, our co-chief executive officers and chief financial officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective, as of December 31, 2020.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Our management assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon the above evaluation, management, including our co-chief executive officers and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the presence of a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Specifically, we identified deficiencies in the corporate finance and accounting functions identified by management related to the failure to identify accounting adjustments in certain areas, including income taxes, share-based compensation and contractual commitments, and we did not adequately review or oversee the work of external specialists in some of these matters to assist us in the preparation of our financial statements and in our compliance with SEC reporting obligations. Such deficiencies, when considered in the aggregate, constitute a material weakness.

Notwithstanding this material weakness, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS.

We have already made some improvements regarding the remediation of this material weakness on the corporate finance and accounting functions; however, additional effort is required. We have hired and will continue to hire additional accounting, finance personnel. We have implemented extensive checklists and invested in automation of reporting allowing us to focus on technical compliance and review; we have standardized our controls over accounting and reporting and formalized our financial statement review process.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our independent registered public accounting firm. Our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report our management has taken steps toward improving our internal controls over financial reporting and remediated the previously identified material weaknesses related to IT access. However, the changes during the period covered by this Annual Report have not yet fully affected the remediation of the material weakness related to corporate accounting and finance function.

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

Ernst & Young, Société Anonyme, has served as our principal independent registered public auditor for the years 2018, 2019 and 2020 for which audited Consolidated Financial Statements appear in this Annual Report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young, Société Anonyme, and affiliates for providing audit and other professional services in each of the last three years:

	For the year ended December 31,
	2018	2019	2020

	(in € millions)
Audit fees	2.2	2.5	2.1
Audit-related fees	1.3	0.7	1.0
Total	3.5	3.2	3.1

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

None.

Item 16G. Corporate Governance

Differences Between Our Corporate Governance Practices and Those Set Forth in the NYSE Listed Company Manual

In general, under Section 303A.11 of the NYSE Listed Company Manual, foreign private issuers such as us are permitted to follow home country corporate governance practices instead of certain provisions of the NYSE Listed Company Manual without having to seek individual exemptions from the NYSE. A foreign private issuer making its initial U.S. listing on the NYSE and following home country corporate governance practices in lieu of the corresponding corporate governance provisions of the NYSE Listed Company Manual must disclose in its registration statement or on its website any significant ways in which its corporate governance practices differ from those followed by U.S. companies under the NYSE Listed Company Manual. In addition, we also may qualify for certain exemptions under the NYSE Listed Company Manual as a foreign private issuer that may affect our corporate governance practices. The significant differences between the corporate governance practices that we follow and those set forth in the NYSE Listed Company Manual are described below:

●	Section 303A.01 of the NYSE Listed Company Manual requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent, and the rules of procedure of our supervisory board provide that our supervisory board should be composed of, in its own estimation, an adequate number of independent members, though this is not a mandatory requirement.
●	Section 303A.09 of the NYSE Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. German law does not require a company to adopt separate corporate governance guidelines. Instead, we follow the German Corporate Governance Code as described above.
●	Section 312.03(c) of the NYSE Listed Company Manual require listed companies to obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale. Under German law, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued within the framework of a capital increase, including convertible bonds, bonds with warrants, profit sharing rights or income bonds in proportion to the number of shares the respective shareholder holds in the corporation’s existing share capital. The shareholders’ meeting may, however, authorize the management board (together with the supervisory board), subject to certain conditions, to issue or sell shares in the company without the need for prior shareholder approval and to exclude subscription rights of existing shareholders.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See page F-1 of this Annual Report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	Articles of Association of the Registrant, dated March 11, 2021
1.2

Rules of Procedure of the Supervisory Board of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-3 (File No. 333- 240016) filed with the SEC on July 22, 2020)

1.3

Rules of Procedure of the Management Board of the Registrant (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form F-3 (File No. 333- 240016) filed with the SEC on July 22, 2020)

2.1

Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

2.2

Form of Deposit Agreement between the Registrant, the depositary and holders of American Depositary Shares evidenced by American Depositary receipts issued thereunder (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

2.3*	Description of Securities
4.1

Post-Conversion Shareholders' Agreement, dated as of December 18, 2018 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 12, 2019)

4.2

Information Sharing Agreement by and among Jumia Technologies AG and Mobile Telephone Networks Holdings (Pty) Ltd (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

4.3

Jumia UG (haftungsbeschränkt) & Co. KG, Option Program 2016 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

4.4

Jumia Technologies AG, Stock Option Program 2019 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

4.5

Jumia, Virtual Restricted Stock Unit Program 2019 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

4.6

Jumia Technologies AG, Stock Option Program 2020 (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-240017) filed with the SEC on July 22, 2020)

4.7

Jumia, Virtual Restricted Stock Unit Program 2020 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 (File No. 333-240017) filed with the SEC on July 22, 2020)

8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F (File No. 001-38863) filed with the SEC on April 3, 2020)
12.1*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Co-CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Co-CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young, Société Anonyme
101*	INS XBRL Instance Document the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
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

JUMIA TECHNOLOGIES AG

Date: March 12, 2021	By	/s/ Jeremy Hodara
		Name:	Jeremy Hodara
		Title:	Co-Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Date: March 12, 2021	By	/s/ Sacha Poignonnec
		Name:	Sacha Poignonnec
		Title:	Co-Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Supervisory Board of Jumia Technologies AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Jumia Technologies AG and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

Adoption of IFRS 16 “Leases”

As discussed in Note 2.e. to the consolidated financial statements, starting on January 1, 2019, the Company changed its method for accounting for leases and for its classification and measurement due to the adoption of IFRS 16 “Leases”.

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

/s/ Ernst & Young S.A.

We have served as the Company’s auditor since 2014.

Luxembourg, March 12, 2021.

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2019 AND 2020

		As of December 31,
In thousands of EUR	Note	2019	2020
Assets
Non-current assets
Property and equipment	7	17,434	16,559
Intangible assets		47	442
Deferred tax assets		109	102
Other non-current assets		1,508	1,377
Total Non-current assets		19,098	18,480
Current assets
Inventories	8	9,996	6,703
Trade and other receivables	11	16,936	10,722
Income tax receivables		725	635
Other taxes receivable	18	5,395	3,084
Prepaid expenses	12	12,593	10,405
Term deposits	10	62,418	991
Cash and cash equivalents	9	170,021	304,901
Total Current assets		278,084	337,441
Total Assets		297,182	355,921
Equity and Liabilities
Equity
Share capital	13	156,816	179,259
Share premium	13	1,018,276	1,205,340
Other reserves	14	104,114	108,623
Accumulated losses		(1,096,134)	(1,268,719)
Equity attributable to the equity holders of the Company		183,072	224,503
Non-controlling interests		(498)	(343)
Total Equity		182,574	224,160
Liabilities
Non-current liabilities
Non-current borrowings	17	6,127	7,950
Deferred tax liabilities		—	50
Provisions for liabilities and other charges	19	226	361
Deferred income	20	1,201	831
Total Non-current liabilities		7,554	9,192
Current liabilities
Current borrowings	17	3,056	2,966
Trade and other payables	16	56,438	61,772
Income tax payables	27	10,056	11,436
Other taxes payable	18	4,473	10,327
Provisions for liabilities and other charges	19	27,040	31,804
Deferred income	20	5,991	4,264
Total Current liabilities		107,054	122,569
Total Liabilities		114,608	131,761
Total Equity and Liabilities		297,182	355,921

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

		For the years ended December 31,
In thousands of EUR	Note	2018	2019	2020
Revenue	21	129,058	160,408	139,623
Cost of revenue		84,849	84,506	46,783
Gross profit		44,209	75,902	92,840
Fulfillment expense	22	50,466	77,392	69,313
Sales and advertising expense	23	46,016	56,019	32,472
Technology and content expense	24	22,432	27,272	27,844
General and administrative expense	25	94,925	144,525	115,664
Other operating income		172	1,929	3,326
Other operating expense		277	496	101
Operating loss		(169,735)	(227,873)	(149,228)
Finance income	26	1,590	3,959	4,923
Finance costs, net	26	1,349	2,576	14,038
Loss before Income tax		(169,494)	(226,490)	(158,343)
Income tax expense	27	887	575	2,615
Loss for the period		(170,381)	(227,065)	(160,958)
Attributable to:
Equity holders of the Company		(170,071)	(226,689)	(160,928)
Non-controlling interests		(310)	(376)	(30)
Loss for the period		(170,381)	(227,065)	(160,958)
Other comprehensive income/(loss) to be classified to profit or loss in subsequent periods
Exchange differences (gain/loss) on translation of foreign operations - net of tax		(9,312)	(19,449)	73,569
Other comprehensive income / (loss) on net investment in foreign operations - net of tax		9,072	20,179	(74,406)
Other comprehensive income/(loss)		(240)	730	(837)
Total comprehensive loss for the period		(170,621)	(226,335)	(161,795)
Attributable to:
Equity holders of the Company		(170,247)	(225,959)	(161,811)
Non-controlling interests		(374)	(376)	16
Total comprehensive loss for the period		(170,621)	(226,335)	(161,795)

Earnings per share (EPS) in EUR:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	28	(1.79)	(1.61)	(1.00)

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

		Attributable to equity holders of the Company
						Non-
	Share	Share	Accumulated	Other		controlling	Total
In thousands of EUR	Capital	premium	losses	reserves	Total	interests	Equity
As of January 1, 2018	133	629,802	(677,695)	50,917	3,157	(15,768)	(12,611)
Loss for the year	—	—	(170,071)	—	(170,071)	(310)	(170,381)
Other comprehensive loss	—	—	—	(176)	(176)	(64)	(240)
Total comprehensive loss for the year	—	—	(170,071)	(176)	(170,247)	(374)	(170,621)
Capital contribution (Note 13)	—	215,985	—	—	215,985	36	216,021
Share-based payments (Note 15)	—	—	—	17,256	17,256	153	17,409
Buy back of shares from non-controlling interests	—	—	(350)	—	(350)	—	(350)
Change in Non-controlling interests	—	—	(13,932)	(1,904)	(15,836)	15,836	—
As of December 31, 2018	133	845,787	(862,048)	66,093	49,965	(117)	49,848
Loss for the year	—	—	(226,689)	—	(226,689)	(376)	(227,065)
Other comprehensive loss	—	—	—	730	730	—	730
Total comprehensive loss for the year	—	—	(226,689)	730	(225,959)	(376)	(226,335)
Capital contribution (Note 13)	156,683	172,489	—	—	329,172	—	329,172
Share-based payments (Note 15)	—	—	—	37,267	37,267	—	37,267
Equity transaction costs			(7,357)	—	(7,357)		(7,357)
Change in Non-controlling interests	—	—	(40)	24	(16)	(5)	(21)
As of December 31, 2019	156,816	1,018,276	(1,096,134)	104,114	183,072	(498)	182,574
Loss for the year			(160,928)		(160,928)	(30)	(160,958)
Other comprehensive loss			—	(883)	(883)	46	(837)
Total comprehensive loss for the year	—	—	(160,928)	(883)	(161,811)	16	(161,795)
Capital contribution (Note 13)	15,941	187,064	1		203,006		203,006
Capital contribution from exercised stock options	6,329			(5,649)	680.00		680
Share-based payments (Note 15)				11,110	11,110		11,110
Equity transaction costs			(11,402)		(11,402)		(11,402)
Change in Non-controlling interests	173.00		(256)	(69)	(152)	139	(13)
As of December 31, 2020	179,259	1,205,340	(1,268,719)	108,623	224,503	(343)	224,160

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

		For the years ended December 31,
In thousands of EUR	Note	2018	2019	2020
Loss before Income tax		(169,494)	(226,490)	(158,343)
Depreciation and amortization of tangible and intangible assets	25	2,166	7,906	8,133
Impairment losses on loans, receivables and other assets	11	4,436	5,877	4,405
Impairment losses on obsolete inventories	8	288	275	471
Share-based payment expense	15	17,409	37,267	21,647
Net (gain)/loss from disposal of tangible and intangible assets		52	(149)	(17)
Impairment losses on investment in subsidiaries		—	28	—
Change in provision for other liabilities and charges		5,324	6,780	5,455
Lease modification(income)/expenses		—	—	(57)
Interest (income)/expenses		(17)	(682)	613
Net foreign exchange (gain)/loss		(620)	(1,034)	10,617
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables		(717)	(15,443)	5,356
(Increase)/Decrease in inventories		(636)	(509)	1,758
Increase/(Decrease) in trade and other payables, deferred income and other tax payables		4,606	4,880	2,587
Income taxes paid		(1,809)	(1,294)	(1,097)
Net cash flows used in operating activities		(139,012)	(182,588)	(98,472)
Cash flows from investing activities
Purchase of property and equipment		(3,508)	(5,658)	(1,997)
Proceeds from sale of property and equipment		20	51	21
Purchase of intangible assets		(27)	(109)	(520)
Proceeds from sale of intangible assets		219	224	—
Payment for acquisition of subsidiary, net of cash acquired		—	7	—
Interest received		—	795	773
Movement in other non-current assets		(337)	(295)	49
Movement in term deposits and other current assets		—	(62,716)	61,718
Net cash flows (used in) / from investing activities		(3,633)	(67,701)	60,044
Cash flows from financing activities
Repayment of borrowings		(2,244)	(9)	—
Interest settled - financing		(142)	(22)	(34)
Payment of lease interest	17	—	(1,176)	(1,332)
Repayment of lease liabilities	17	—	(3,769)	(3,999)
Equity transaction costs		—	(7,357)	(11,193)
Capital Contributions		215,985	329,161	203,006
Proceeds from exercise of stock options		—	—	680
Buy back of stock from non-controlling interests		(350)	—	—
Net cash flows from financing activities		213,249	316,828	187,128
Net increase in cash and cash equivalents		70,604	66,539	148,700
Effect of exchange rate changes on cash and cash equivalents		303	2,847	(13,820)
Cash and cash equivalents at the beginning of the period	9	29,728	100,635	170,021
Cash and cash equivalents at the end of the period	9	100,635	170,021	304,901

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

1      Corporate information

The accompanying consolidated financial statements and notes present the operations of Jumia Technologies AG (the “Company” or “Jumia Tech”) and its subsidiaries (the “Group” or “Jumia”).

The Company was incorporated as Africa Internet Holding GmbH on June 26, 2012, and was transformed into Jumia Technologies AG, a German stock corporation on January 31, 2019. The Company is domiciled in Germany and has its registered office located at Skalitzer Strasse 104, 10997 Berlin, Germany. The Group operates in e-commerce across the African continent.

In April 2019 Jumia Tech became a listed company on New York Stock Exchange (NYSE), under the symbol JMIA.

Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of a marketplace, which connects sellers with consumers, a logistics service, which enables the shipping and delivery of packages from sellers to consumers, and a payment service, which facilitates transactions among participants active on Jumia’s platform.

The Group has incurred significant losses since its incorporation. The Group expects to continue generating losses as it makes the necessary investments to grow and/or rebalance its business. The Group will therefore continue to require additional funding either from existing or new shareholders.

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

On March 12, 2021 the Supervisory Board authorized these consolidated financial statements for issuance.

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

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, revenue and expense of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. As of December 31, 2018, 2019 and 2020, the Group consolidated 78, 71 and 66 subsidiaries, respectively.

c) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is expected to be realized or intended to be sold or consumed in the normal operating cycle, held primarily for the purpose of trading or expected to be realized within twelve months after the reporting period. It is considered as a cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when it is expected to be settled in the normal operating cycle, it is held primarily for the purpose of trading, it is due to be settled within twelve months after the reporting period, or there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. All other liabilities as non-current.

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

e) Leases

Accounting policy applied in the years ended December 31, 2018:

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

Accounting policy applied since January 1, 2019:

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

Lease expenses are primarily classified as ‘General and administrative expense’.

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

Impairment

Receivables from end customers, third party logistics providers and payment services providers are expected to be collected in a very short period following delivery of the goods. If uncollected after 15 days, these balances are fully provisioned unless there is a clear indicator of commitment to pay. This assessment is based on the agreement with these parties as well as the historical expectation of collection. Due to the very short cycle of collection pattern, Management estimates that the application of the above accounting policy would not materially differ from the application of the expected credit losses model (ECL).

On receivables from corporate customers, the Group calculated an allowance for expected credit losses (“ECLs”) applying the simplified method permitted by IFRS 9 for trade receivables at reporting date. The Group did not track changes in credit risk, but instead calculated a loss allowance based on lifetime ECLs. Using the practical expedient that is allowed by the standard, the Group has established provision matrices that are based on its historical credit loss experience for the previous years, adjusted for non-recurring events and for forward-looking factors per country which incorporated several macroeconomic elements such as the countries’ GDP, unemployment rates. As the ECL calculated did not materially differ from the application of the accounting policy of the Group, which is based on the ageing of the balances, no additional expense was recognized within General and administrative expense.

The Group determines the probability of default upon the initial recognition of the asset. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Term deposits are deposits placed with banks with an original maturity of more than three months and, therefore, not included as ‘cash and cash equivalents’ in the statements of financial position and consolidated statement of cash flows.

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

The expense relating to a provision is presented in the consolidated statement of operations and comprehensive income (loss) along with any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

m) Foreign currency translation

Functional and presentation currencies

Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Euros (EUR), which is the Group’s presentation currency.

Transactions and balances

Transactions in foreign currencies are initially recorded by the Group’s entities at the prior month’s closing foreign exchange rate (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates on the dates of the transactions). Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

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

The following tables present currency translation rates against the Euro for the Group’s most significant operations.

		Year Ended December 31, 2018
Country	Currency	Average Rate	Year-end Rate
Algeria	Algerian Dinar (DZD)	137.24	135.02
Cameroon	CFA Franc BEAC (XAF)	655.96	655.96
Ivory Coast	CFA Franc BCEAO (XOF)	655.96	655.96
Egypt	Egyptian Pound (EGP)	21.00	20.46
Ghana	Cedi (Ghana) (GHS)	5.51	5.55
Kenya	Kenyan Shilling (KES)	118.63	115.77
Morocco	Moroccan Dirham (MAD)	11.04	10.89
Nigeria	Naira (NGN)	424.60	415.46
Rwanda	Rwanda Franc (RWF)	1,006.49	995.64
Senegal	CFA Franc BCEAO (XOF)	655.96	655.96
South Africa	Rand (ZAR)	15.60	16.46
Tunisia	Tunisian Dinar (TND)	3.09	3.35
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,678.57	2,625.28
Uganda	Uganda Shilling (UGX)	4,373.73	4,226.75
United Arab Emirates	UAE Dirham (AED)	4.34	4.20
United States of America	US Dollars (USD)	1.18	1.14

		Year Ended December 31, 2019
Country	Currency	Average Rate	Year-end Rate
Algeria	Algerian Dinar (DZD)	133.22	133.06
Cameroon	CFA Franc BEAC (XAF)	655.96	655.96
Ivory Coast	CFA Franc BCEAO (XOF)	655.96	655.96
Egypt	Egyptian Pound (EGP)	18.80	17.96
Ghana	Cedi (Ghana) (GHS)	5.98	6.38
Kenya	Kenyan Shilling (KES)	113.01	112.54
Morocco	Moroccan Dirham (MAD)	10.69	10.61
Nigeria	Naira (NGN)	402.40	404.90
Rwanda	Rwanda Franc (RWF)	1,005.63	1,042.62
Senegal	CFA Franc BCEAO (XOF)	655.96	655.96
South Africa	Rand (ZAR)	16.15	15.75
Tunisia	Tunisian Dinar (TND)	3.22	3.12
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,573.85	2,558.61
Uganda	Uganda Shilling (UGX)	4,115.60	4,078.89
United Arab Emirates	UAE Dirham (AED)	4.11	4.12
United States of America	US Dollars (USD)	1.12	1.12

		Year Ended December 31, 2020
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	144.26	161.51
Cameroon	CFA Franc BEAC (XAF)	655.96	655.96
Ivory Coast	CFA Franc BCEAO (XOF)	655.96	655.96
Egypt	Egyptian Pound (EGP)	18.00	19.26
Ghana	Cedi (Ghana) (GHS)	6.53	7.17
Kenya	Kenyan Shilling (KES)	120.49	132.62
Morocco	Moroccan Dirham (MAD)	10.72	10.79
Nigeria	Naira (NGN)	431.77	469.67
Rwanda	Rwanda Franc (RWF)	1,078.01	1,195.13
Senegal	CFA Franc BCEAO (XOF)	655.96	655.96
South Africa	Rand (ZAR)	18.76	17.97
Tunisia	Tunisian Dinar (TND)	3.17	3.26
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,630.32	2,810.22
Uganda	Uganda Shilling (UGX)	4,214.64	4,451.04
United Arab Emirates	UAE Dirham (AED)	4.19	4.50
United States of America	US Dollars (USD)	1.14	1.23

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

n) Revenue from contracts with customers

The Group generates revenue primarily from commissions, sale of goods, fulfillment, marketing and advertising and provision of other services.

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

(3) Fulfillment

The Group provides certain fulfillment services on our marketplace and generally charges a “delivery fee” to consumers. The Group also provides subscription services to end consumers. The price for fulfillment services are defined at the time of purchase through the Jumia platform, and the Group has unilateral power in establishing these fulfillment services. The Group is therefore the principal in these transactions and fulfillment fees are recognized on a gross basis in revenue. The revenue from fulfillment services is recognized at a point in time except for subscription services where it is recognized over a period of time, generally shorter than one year.

(4) Marketing and advertising

The Group provides advertising services to vendors and non-vendors, such as performance marketing campaigns, placing banners on the Jumia platform or sending newsletters and notifications. The advertising services are contractually agreed with the advertisers. As Jumia establishes pricing and is primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. The campaigns and banners can be run for a short period as well as be spread over a year and are therefore recognized at a point in time or over the period.

(5) Value added services

The Group provides other services to our sellers for which we charge fees such as logistics services, packaging of products ahead of shipment and technical support. As Jumia establishes pricing, revenue is recognized on a gross basis. Revenue for logistics is recognized over time as the performance obligation is being performed while revenue for packaging of products and technical support is recognized when the respective service is completed.

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

Cost to obtain a contract

The Group pays sales commission or fees to parties for each contract that they obtain. The Group applies the optional practical expedient to immediately expense costs to obtain a contract if the amortization period of the asset that would have been recognized is one year or less. As such, sales commissions and fees are immediately recognized as an expense and included as part of sales and advertising expense.

Cost of revenue

Our cost of revenue consists primarily of the purchase price of consumer products where we act directly as the seller. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and payment processing expenses for countries where JumiaPay operates are also included in cost of revenue.

o) Fulfillment expense

Fulfillment expense consists of expense related to services of third-party logistics providers, which we refer to as freight and shipping, and expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping. Fulfillment expense other than freight and shipping represents those expenses incurred in operating and staffing our fulfillment and consumer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing consumer orders for shipment, including packaging materials. Lease expenses are primarily classified as “General and administrative expense” . Fulfillment expense also includes expense relating to consumer service operations.

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

r) General and administrative expense

General and administrative expense contains wages and benefits, including share-based payment expense, of management, seller management expense, commercial development expense, accounting and legal staff expense, consulting expense, audit expense, lease expense, office related utilities expense, insurance expense, tax expense other than income tax, other overheads and other material general expenses.

s) Employee benefits

Short-term benefits

Wages, salaries, paid annual leave and sick leave, bonuses, and other benefits (such as health services) are accrued in the year in which the associated services are rendered by the employees of the Group.

t) Share-based compensation

The Group operates equity-settled share-based payment plans, under which directors and employees receive a compensation in form of equity instrument of the Company or for the services provided. Awards are granted with service and/or performance vesting conditions.

For equity settled instruments, the total amount to be expensed for services received is determined by reference to the grant date fair value of the share-based payment award made. For share-based payment awards, we analyze whether the exercise price paid (or payable) by a participant, if any, exceeds the market price of the underlying equity instruments at the grant date. Any excess of (i) the estimated market value of the equity instruments and (ii) the exercise price results in share-based payment expense.

The share based payment is expensed on a straight-line basis over the vesting period with a corresponding credit to equity. Management estimates the number of awards that will eventually vest. For awards with graded-vesting features, each instalment of the award is treated as a separate grant (i.e., each instalment is separately expensed over the related vesting period). For equity settled instruments, option awards issued by the Group are initially measured using Black-Scholes valuation model on the grant date and are not subsequently re-measured.

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

For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in general and administrative expenses.

When new equity instruments are granted during the vesting period of the currently vesting awards, and on the date that they are granted, they are identified as replacement of the currently vesting awards, they are treated as a modification. The incremental fair value of replacement awards is recognized over its vesting period, and the replaced awards continue to be expensed as scheduled.

u) Income taxes

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

v) Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM), which are the same figures as those presented in the statement of operations. The chief operating decision maker is comprised of two Co-CEOs and the CFO. In the periods presented, the Group had one operating and reportable segment, an e-Commerce platform. Although the e-Commerce platform consists of different business platforms of the Group, the CODM makes decisions as to how to allocate resources based on the long-term growth potential of the Group as determined by market research, growth potential in regions, and various internal key performance indicators. The Group’s geographical distribution of revenue and property and equipment was as follows:

Revenue	For the year ended December 31,
in thousands of EUR	2018	2019	2020
West Africa(1)	65,655	68,919	63,105
North Africa(2)	36,947	57,238	48,476
East and South Africa(3)	25,947	32,839	27,107
Europe(4)	509	1,363	728
United Arab Emirates	—	49	207
Total	129,058	160,408	139,623

Property and equipment	As of December 31,
in thousands of EUR	2019	2020
West Africa(1)	5,201	4,333
North Africa(2)	4,878	6,343
East and South Africa(3)	6,243	4,506
Europe(4)	1,030	1,323
United Arab Emirates	82	54
Total	17,434	16,559
(1)	West Africa covers Nigeria, Ivory Coast, Senegal, Cameroon and Ghana.
(2)	North Africa covers Egypt, Tunisia, Morocco and Algeria.
(3)	East and South Africa covers Kenya, Tanzania, Uganda, Rwanda and South Africa.
(4)	Portugal and Germany

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

Judgments

There have been no material revisions to the nature and amount of estimates reported in prior periods, except for the effect of the settlement of the lawsuit described in Note 16. However, the effects of COVID-19 have required assessment of significant judgments and estimates to be made, including but not limited to:

• Determining the net realizable value of inventory that has become slow moving due to the effects of COVID-19; and,

• Estimates of expected credit losses attributable to accounts receivable arising from sales to customers on credit terms, including the incorporation of forward-looking information to supplement historical credit loss rates.

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

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

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

Share-based compensation

For grants prior to May 10, 2019, the Group measured the fair value of its ordinary shares and of its call options as follows: the fair value of the Group’s ordinary shares was based on the income approach to estimate the equity value of the Group. The future cash flows are discounted using a weighted average cost of capital that takes into consideration the stage of development of the business in each of the countries in which the Group operates.

For grants subsequent to May 10, 2019 (grants after IPO), the fair value of the share is based on the value per ADS of Jumia Technologies AG traded on the New York Stock Exchange converted into Euro.

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

Impairment of trade and other receivables

Receivables from end customers, third party logistics providers and payment services providers are expected to be collected in a very short period following delivery of the goods. If uncollected after 15 days, these balances are fully provisioned unless there is a clear indicator of commitment to pay. This assessment is based on the agreement with these parties as well as the historical expectation of collection. Due to the very short cycle of collection pattern, Management estimates that the application of the above accounting policy would not materially differ from the application of the expected credit losses model (ECL).

On receivables from corporate customers, the Group calculated an allowance for expected credit losses (“ECLs”) applying the simplified method permitted by IFRS 9 for trade receivables at reporting date. The Group did not track changes in credit risk, but instead calculated a loss allowance based on lifetime ECLs. Using the practical expedient that is allowed by the standard, the Group has established provision matrices that are based on its historical credit loss experience for the previous years, adjusted for non-recurring events and for forward-looking factors per country which incorporated several macroeconomic elements such as the countries’ GDP, unemployment rates. As the ECL calculated did not materially differ from the application of the accounting policy of the Group, which is based on the ageing of the balances, no additional expense was recognized within General and administrative expense.

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

4      New accounting pronouncements

a) New standards, interpretations and amendments adopted by the Group

The impact of the adoption of the new standards and amendments to standards that became effective as of January 1, 2020 is as follows:

IAS 1 and IAS 8 (amendment)

On October 31, 2018, the IASB issued 'Definition of Material (Amendments to IAS 1 and IAS 8)' to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. There is no material impact of the adoption of this amendment in the financial statements.

IFRS 9, IAS 39 and IFRS 7 (amendment)

On September 26, 2019, the IASB issued 'Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7). These amendments are part of the first phase of IASB ‘IBOR reform’ project and provide certain reliefs in connection with interest rate benchmark reform. The relief relate to hedge accounting, in terms of: i) risk components; ii) ‘highly probable’ requirement; iii) prospective assessment; iv) retrospective effectiveness test (for IAS 39 adopters); and v) recycling of the cash flow hedging reserve, with the objective that interest rate benchmark reform does not cause hedge accounting to be discontinued. However, any hedge ineffectiveness should continue to be recorded in the income statement. There is no material impact of the adoption of this amendment in the financial statements.

Conceptual framework

Together with the revised 'Conceptual Framework' published in March 2018, the IASB also issued 'Amendments to References to the Conceptual Framework in IFRS Standards'. This amendment includes clarifications as to obscured information, its effect being similar to the omission or distortion of information; and also, clarifications as to the term ‘primary users of general purpose financial statements’, defined as ‘existing or potential investors, lenders and other creditors’ that rely on general purpose financial statements to obtain a significant part of the information that they need. There is no material impact of the adoption of this amendment in the financial statements.

IFRS 3 amendments

On October 22, 2018, the IASB issued 'Definition of a Business (Amendments to IFRS 3). The amendment revises the definition of a business in order to account for business combinations. The new definition requires that an acquisition include an input, as well as a substantial process that significantly contribute to the ability to generate outputs. Outputs are now defined as goods and services rendered to customers, that generate investment income and other income, and exclude returns as lower costs and other economic benefits for shareholders. Optional ‘concentration tests’ for the assessment if one transaction is the acquisition of an asset or a business combination, are allowed. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. There is no material impact of the adoption of this amendment in the financial statements.

b) Standards issued but not yet effective

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below.

Amendment to IFRS 16

On May 28, 2020, the IASB published 'Covid-19-Related Rent Concessions (Amendment to IFRS 16). This amendment introduces a practical expedient for lessees (but not for lessors), which exempts them from assessing whether the rent concessions granted by lessors under COVID-19 are a modification to the lease contract, when three criteria are cumulatively met: i) the change in lease payments results in a revised fee for the lease that is substantially equal to, or less than, the fee immediately prior to the change; ii) any reduction in lease payments only affects payments due on or before June 30, 2021; and iii) there are no substantive changes to other lease terms and conditions. Lessees that choose to apply this practical expedient, recognize the change in rent payments, as variable rents in the period(s) in which the event or condition leading to the payment reduction occurs. This amendment is applicable for annual reporting periods beginning on or after June 1, 2020, with early application permitted. It’s applied retrospectively with the impacts reflected as an adjustment to retained earnings (or another equity component, as appropriate) at the beginning of the annual reporting period in which the lessee applies this amendment for the first time. The Group chose not to perform early application and does not expect to apply this practical expedient.

IBOR reform Phase 2 amendments

On August 27, 2020, the IASB issued 'Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)' with amendments that provide temporary relief to address issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021.

IFRS 3 amendments updating a reference to the Conceptual Framework

On May 14, 2020, the IASB issued 'Reference to the Conceptual Framework (Amendments to IFRS 3)' with amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements. This amendment also clarifies the accounting treatment to be given to contingent liabilities and liabilities under IAS 37 and IFRIC 21, incurred separately versus within a business combination. This amendment is applied prospectively. The amendments are effective for annual reporting periods beginning on or after January 1, 2022.

IAS 37 amendments regarding onerous contracts

On May 14, 2020, the IASB issued 'Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)'. This amendment specifies that when assessing whether a contract is onerous or not, only expenses directly related to the performance of the contract, such as incremental costs related to direct labor and materials and the allocation of other expenses directly related to the allocation of depreciation expenses of tangible assets used to carry out the contract, can be considered. This amendment must be applied to contracts that, at the beginning of the first annual reporting period to which the amendment is applied, still include contractual obligations to be satisfied, without restating comparatives. The amendments are effective for annual reporting periods beginning on or after January 1, 2022.

Annual Improvements 2018 - 2020

On May 14, 2020, the IASB issued 'Annual Improvements to IFRS Standards 2018–2020'. The pronouncement contains amendments to four International Financial Reporting Standards (IFRSs) as result of the IASB's annual improvements project. The 2018-2020 annual improvements impact: IFRS 1, IFRS 9, IFRS 16 and IAS 41. The amendments are effective for annual reporting periods beginning on or after January 1, 2022.

IAS 16 amendments regarding proceeds before intended use

On May 14, 2020, the IASB issued 'Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)'. This amendment changes the accounting treatment of the proceeds obtained from the sale of products that resulted from the production test phase of property, plant and equipment, prohibiting their deduction to the acquisition cost of assets. The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented. The amendments are effective for annual reporting periods beginning on or after January 1, 2022.

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

•	A specific adaptation for contracts with direct participation features (the variable fee approach)
•	A simplified approach (the premium allocation approach) mainly for short-duration contracts IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17.

IAS 1 amendments on classification

On January 23, 2020, the IASB issued 'Classification of Liabilities as Current or Non-current (Amendments to IAS 1). This amendment intends to clarify that liabilities are classified as either current or non-current balances depending on the rights that an entity has to defer its payment, at the end of each reporting period. The classification of liabilities is not affected by the entity's expectations (the assessment should determine whether a right exists, but should not consider whether or not the entity will exercise that right), or by events occurring after the reporting date, such as the non-compliance of a given “covenant”. Accordingly, covenant compliance will need to be also tested as at year end date regardless of whether the lender tests for compliance at that date or at a later date. This amendment also introduces a new definition of “settlement” of a liability. This amendment is applicable retrospectively. The amendments were originally effective for annual reporting periods beginning on or after January 1, 2022, however, their effective date has been delayed to January 1, 2023.

The group does not expect a material impact upon adoption of any of these standards and is not planning early adoption.

5      Group Information

At December 31, 2020, Jumia consolidated the following subsidiaries:

Company name	Country of incorporation	% control		Principal activities(1)
		December 31, 2019	December 31, 2020
Jumia Technologies AG	GERMANY	100.00	100.00	Parent holding
Africa Internet General Trading LLC	UAE	100.00	100.00	Services
Africa Internet Services SAS	FRANCE	100.00	100.00	Not active
African Internet Services S.A.	ANGOLA	99.82	100.00	Not active
AIH General Merchandise Algeria UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH General Merchandise Cameroon UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH General Merchandise Egypt UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH General Merchandise Ghana UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	—	Holding
AIH General Merchandise Ivory Coast UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH General Merchandise Kenya UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH General Merchandise Morocco UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH General Merchandise Nigeria UG (haftungsbeschränkt) & Co. KG	GERMANY	99.71	99.89	Holding

AIH General Merchandise Tanzania UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH General Merchandise UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH Subholding Nr. 10 UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH Subholding Nr. 11 UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH Subholding Nr. 12 UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	—	Holding
AIH Subholding Nr. 8 UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
AIH Subholding Nr. 9 UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	—	Holding
Atol Internet Services Ltd.	MAURITIUS	99.82	100.00	Not active
Atol Internet Serviçes Mozambique Ltd.	MOZAMBIQUE	99.82	100.00	Not active
Atol Internet Services Rwanda	RWANDA	99.82	100.00	Not active
Atol Internet Services S.a.r.l. Tunisia	TUNISIA	99.82	100.00	Not active
Atol Ivory Coast SARL	IVORY COAST	99.82	100.00	Not active
Atol Services Congo Ltd.	CONGO	99.82	100.00	Not active
Atol Services Gabon SARL	GABON	99.82	100.00	Not active
Atol Technology PLC	ETHIOPIA	99.82	100.00	Not active
Bambino 162. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	Services
Digital Services XLV (GP) S.à r.l.	GERMANY	100.00	100.00	Services
EasyTaxi Egypt	EGYPT	99.82	100.00	Not active
Ecart Internet Services Nigeria Ltd.	NIGERIA	99.71	99.89	Online retailer
Ecart Services Algeria SARL	ALGERIA	99.82	100.00	Not active
Ecart Services Cameroon Ltd.	CAMEROON	99.82	100.00	Not active
Ecart Services Ghana Ltd.	GHANA	100.00	100.00	Not active
Ecart Services Ivory Coast SARL	IVORY COAST	99.82	100.00	Online retailer
Ecart Services Kenya Ltd.	KENYA	99.82	100.00	Online retailer
Ecart Services Morocco Sarlau	MOROCCO	99.82	100.00	Online retailer
Ecart Services Tanzania Ltd.	TANZANIA	99.82	100.00	Not active
Hellopay Africa Integrated Services Ltd. (formerly: Lipco Internet Services Nigeria)	NIGERIA	99.82	100.00	Jumia Pay
Jade E-Services Algeria SARL	ALGERIA	99.82	100.00	Marketplace
Jade E-Services Ghana Ltd.	GHANA	99.82	100.00	Online retailer
Jade E-Services Kenya Ltd.	KENYA	99.82	100.00	Not active
Jade E-Services Senegal SARL	SENEGAL	99.82	100.00	Online retailer
Jade E-Services South Africa Proprietary Ltd.	SOUTH AFRICA	99.82	100.00	Online retailer
Jade E-Services Tunisia SARL	TUNISIA	98.82	100.00	Not active
Jade E-Services Uganda Ltd.	UGANDA	99.82	100.00	Online retailer
Jolali Global Resources Ltd.	NIGERIA	99.71	99.89	Not active
Jumia Egypt LLC	EGYPT	99.82	100.00	Online retailer
Jumia Eservices SARL	TUNISIA	99.82	100.00	Online retailer
Jumia for Trading LLC	EGYPT	100.00	100.00	Not active
Jumia Services FZ-LLC	UAE	—	100.00	Services
Jumia Services GmbH	GERMANY	99.82	100.00	Services
Jumia Technology Services (Shenzhen) Co., Ltd	CHINA	—	100.00	Services
Jumia UG (haftungsbeschränkt) & Co. KG	GERMANY	99.82	100.00	Holding
Jumia USA LLC	USA	100.00	100.00	Services
Juwel 193 V V UG (haftungsbeschränkt) & Co. Zwölfte Verwaltungs KG	GERMANY	99.82	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt)	GERMANY	99.82	100.00	Services

Juwel 193. V V UG (haftungsbeschränkt) & Co. 128. Verwaltungs KG	GERMANY	99.82	—	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 132. Verwaltungs KG	GERMANY	99.82	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 23. Verwaltungs KG	GERMANY	99.82	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 24. Verwaltungs KG	GERMANY	99.82	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Dritte Verwaltungs KG	GERMANY	99.82	—	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Fünfte Verwaltungs KG	GERMANY	99.82	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Siebte Verwaltungs KG	GERMANY	99.82	—	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Vierte Verwaltungs KG	GERMANY	99.82	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Zehnte Verwaltungs KG	GERMANY	99.82	—	Holding
Juwel 194. V V UG (haftungsbeschränkt)	GERMANY	99.82	100.00	Services
Juwel 194. V V UG (haftungsbeschränkt) & Co. Erste Verwaltungs KG	GERMANY	99.82	100.00	Holding
Juwel E-Services Tanzania Ltd.	TANZANIA	99.82	100.00	Not active
Lendico S.A (PTY) Ltd.	SOUTH AFRICA	99.82	100.00	Not active
Lipco Internet Services Zimbabwe Ltd.	ZIMBABWE	99.82	100.00	Not active
Silveroak Internet Services Portugal, Unipessoal Lda	PORTUGAL	100.00	100.00	IT Services
Vamido Global Resources Ltd.	NIGERIA	99.71	99.89	Not active

(1)	Principal activities as of December 31, 2020

The changes in scope during 2020 result from creation of new entities and mergers.

Jumia Services FZ-LLC and Jumia Technology Services (Shenzhen) Co., Ltd were created in the course of this year. Mergers occurred in Germany (AIH General Merchandise Ghana UG (haftungsbeschränkt) & Co. KG, AIH Subholding Nr. 12 UG (haftungsbeschränkt) & Co. KG, AIH Subholding Nr. 9 UG (haftungsbeschränkt) & Co. KG, Juwel 193. V V UG (haftungsbeschränkt) & Co. 128. Verwaltungs KG, Juwel 193. V V UG (haftungsbeschränkt) & Co. Dritte Verwaltungs KG, Juwel 193. V V UG (haftungsbeschränkt) & Co. Siebte Verwaltungs KG and Juwel 193. V V UG (haftungsbeschränkt) & Co. Zehnte Verwaltungs KG).

6      Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below.

The proportion of equity interest held by non-controlling interests is as follows:

	Country of incorporation	As of December 31,
Name	and operation	2019	2020
ECART Internet Services Nigeria	NIGERIA	0.29%	0.11%
Jumia Egypt LLC	EGYPT	0.18%	—
ECART services Morocco Sarl	MOROCCO	0.18%	—
ECART services Kenya Limited	KENYA	0.18%	—
ECART services Ivory Coast SRL	IVORY COAST	0.18%	—
Jade E-Services South Africa PTY Ltd	SOUTH AFRICA	0.18%	—

Net equity attributed to non-controlling interests of these subsidiaries is as follows:

	As of December 31,
Name	2019	2020
ECART Internet Services Nigeria	(825)	(340)
Jumia Egypt LLC	(226)	—
ECART services Morocco Sarl	(149)	—
ECART services Kenya Limited	(126)	—
ECART services Ivory Coast SRL	(125)	—
Jade E-Services South Africa PTY Ltd	(74)	—
Other subsidiaries	1,027	(3)
Total	(498)	(343)

The statutory financial position and comprehensive income of these subsidiaries attributed to non-controlling interests are shown below:

	For the year ended December 31, 2018
			Total Comprehensive
In thousands of EUR	Revenue	Loss for the year	loss of the year
ECART Internet Services Nigeria	80	(103)	(104)
Jumia Egypt LLC	41	(47)	(47)
ECART services Morocco Sarl	23	(25)	(25)
ECART services Kenya Limited	16	(30)	(29)
ECART services Ivory Coast SRL	52	(26)	(26)
Jade E-Services South Africa PTY Ltd	28	(12)	(11)
Total	240	(243)	(242)

	For the year ended December 31, 2019
			Total Comprehensive
In thousands of EUR	Revenue	Loss for the year	loss of the year
ECART Internet Services Nigeria	97	(127)	(126)
Jumia Egypt LLC	48	(63)	(64)
ECART services Morocco Sarl	49	(39)	(39)
ECART services Kenya Limited	21	(34)	(34)
ECART services Ivory Coast SRL	46	(29)	(29)
Jade E-Services South Africa PTY Ltd	32	(11)	(11)
Total	293	(303)	(303)

	For the year ended December 31, 2020
			Total Comprehensive
In thousands of EUR	Revenue	Loss for the year	loss of the year
ECART Internet Services Nigeria	36	(29)	9
Total	36	(29)	9

	As of December 31, 2019
	Total	Total	Total	Total
In thousands of EUR	Non-current assets	Current assets	Non-Current liabilities	Current liabilities
ECART Internet Services Nigeria	7	26	(0)	658
Jumia Egypt LLC	4	20	1	240
ECART services Morocco Sarl	4	14	1	167
ECART services Kenya Limited	6	8	4	122
ECART services Ivory Coast SRL	3	13	1	142
Jade E-Services South Africa PTY Ltd	5	19	3	57
Total	29	100	9	1,386

	As of December 31, 2020
	Total	Total	Total	Total
In thousands of EUR	Non-current assets	Current assets	Non-Current liabilities	Current liabilities
ECART Internet Services Nigeria	2	14	0	24
Total	2	14	0	24

The statutory net cash flows of these subsidiaries attributed to non-controlling interests are shown below:

	For the year ended December 31, 2018
	Net cash flows used in
In thousands of EUR	Operating activities	Investing activities	Financing activities
ECART Internet Services Nigeria	(36)	(2)	—
Jumia Egypt LLC	(21)	(1)	—
ECART services Morocco Sarl	(14)	(1)	—
ECART services Kenya Limited	(10)	—	—
ECART services Ivory Coast SRL	(14)	(1)	—
Jade E-Services South Africa PTY Ltd	(13)	—	—
Total	(108)	(5)	—

	For the year ended December 31, 2019
	Net cash flows used in
In thousands of EUR	Operating activities	Investing activities	Financing activities
ECART Internet Services Nigeria	(21)	2	(2)
Jumia Egypt LLC	(26)	(2)	(1)
ECART services Morocco Sarl	(14)	(1)	(1)
ECART services Kenya Limited	(24)	(1)	(1)
ECART services Ivory Coast SRL	(12)	(1)	(1)
Jade E-Services South Africa PTY Ltd	(8)	(1)	(1)
Total	(105)	(4)	(7)

	For the year ended December 31, 2020
	Net cash flows used in
In thousands of EUR	Operating activities	Investing activities	Financing activities
ECART Internet Services Nigeria	8	(1)	(1)
Total	8	(1)	(1)

7      Property and Equipment

Movements in the carrying amount of property and equipment were as follows:

			Transportation
			equipment,
			office
		Technical	equipment	Right of use
		equipment and	and other	assets - Office
In thousands of EUR	Buildings	machinery	equipment	and Warehouse	Total
Balance as of January 1, 2019	1,494	1,483	8,666	—	11,643
Additions and modifications	1,111	1,011	3,536	3,650	9,308
Disposals	(85)	(135)	(503)	—	(723)
Effect of translation	106	49	265	93	513
Cancelation of leases	—	—	—	(229)	(229)
IFRS 16 adoption	—	4	(15)	10,546	10,535
Balance as of December 31, 2019	2,626	2,412	11,949	14,060	31,047
Additions and modifications	189	445	1,363	6,679	8,676
Disposals	(225)	(132)	(627)	—	(984)
Reclassification	65	(95)	30	—	—
Effect of translation	(221)	(192)	(1,093)	(1,383)	(2,889)
Balance as of December 31, 2020	2,434	2,438	11,622	19,356	35,850
Accumulated depreciation
Balance as of January 1, 2019	(864)	(696)	(5,063)	—	(6,623)
Depreciation charge	(466)	(488)	(2,225)	(4,518)	(7,697)
Accumulated depreciation on disposals	57	99	458	—	614
Effect of translation	(56)	(23)	(142)	—	(221)
Cancelation of leases	—	—	—	223	223
Reclassification	—	—	85	6	91
Balance as of December 31, 2019	(1,329)	(1,108)	(6,887)	(4,289)	(13,613)
Depreciation charge	(631)	(527)	(2,385)	(4,501)	(8,044)
Accumulated depreciation on disposals	225	132	623	—	980
Effect of translation	127	114	741	404	1,386
Reclassification	—	—	—	—	—
Balance as of December 31, 2020	(1,608)	(1,389)	(7,908)	(8,386)	(19,291)
Carrying amount as of December 31, 2019	1,297	1,304	5,062	9,771	17,434
Carrying amount as of December 31, 2020	826	1,049	3,714	10,970	16,559

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

In thousands of EUR	Right of use assets	Lease Liabilities

As at December 31, 2019	10,546	9,147
Additions	4,230	4,180
Depreciation	(4,518)	—
Interest expense	—	1,293
Lease modifications	(580)	(598)
Payments	—	(4,945)
Effect of translation	93	106
As at January 1, 2020	9,771	9,183
Additions	5,069	5,100
Depreciation	(4,501)	—
Interest expense	—	1,328
Lease modifications	1,610	1,546
Payments	—	(5,331)
Effect of translation	(979)	(910)
As at December 31, 2020	10,970	10,916

During 2020, the Group’s main additions on Right of use assets include new lease contracts for an office in Egypt, Nigeria and Portugal and a warehouse facility in Egypt.

The Group recognized rent expense from short-term leases of EUR 1,357 thousand in the year ended December 31, 2020.

The following are the amounts recognized in profit or loss:

In thousands of EUR	2019	2020
Depreciation expense of right-of-use assets	(4,518)	(4,501)
Interest expense on lease liabilities	(1,293)	(1,328)
Expense relating to short-term leases	(1,682)	(1,357)
Total amount recognised in profit or loss	(7,493)	(7,186)

The Group had total cash outflows for leases of EUR 5,331 thousand in 2020 (EUR 4,945 thousand in 2019). The Group also had non-cash additions to right-of-use assets and lease liabilities of EUR 5,069 thousand and EUR 5,100 thousand in 2020, respectively (EUR 4,230 thousand and EUR 4,180 thousand in 2019, respectively).

8      Inventories

Inventories are comprised of the following:

	As of December 31,
In thousands of EUR	2019	2020
Merchandise available for sale	11,176	7,945
Less: Provision for slow moving and obsolete inventories	(1,180)	(1,242)
Total Inventories	9,996	6,703

The total cost of inventory recognized as an expense in the consolidated profit or loss was EUR 46,783 thousand ( 2019 : EUR 84,506 thousand and 2018 : EUR 84,849 thousand ).

Provision for slow moving and obsolete inventories

The movement in the provision for inventories is as follows:

In thousands of EUR	Inventories Provision
Balance as of January 1, 2019	1,162
Additions	886
Reversal	(611)
Use of provision	(317)
Effect of translation	60
Balance as of December 31, 2019	1,180
Additions	849
Reversal	(378)
Use of provision	(343)
Effect of translation	(66)
Balance as of December 31, 2020	1,242

The provisions are reversed whenever correspondent items are either sold or returned to the vendors.

The increase in the provisions is due to slow moving items not sold yet during the year related to Covid-19.

.

9      Cash and cash equivalents

Cash and cash equivalents comprised the following:

	As of December 31,
In thousands of EUR	2019	2020
Cash at bank and in hand	52,729	238,208
Short-term deposits	117,292	66,693
Total Cash and cash equivalents	170,021	304,901

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

There is no restricted cash on cash and cash equivalents at December 31, 2020 (December 31, 2019: nil).

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified expected credit loss was immaterial.

10      Term Deposits

Term deposits comprised the following:

	As of December 31,
In thousands of EUR	2019	2020
Short term deposits - banks	62,418	991
Term Deposits	62,418	991

Deposits represent interest bearing deposit with a commercial bank for a fixed period of more than 3 months.

11    Trade and other receivables

Trade and other receivables were comprised of the following:

	As of December 31,
In thousands of EUR	2019	2020
Advances to suppliers	2,356	638
Trade notes and accounts receivable	17,780	14,712
Less: Allowance for impairment of trade notes and accounts receivable	(8,283)	(8,061)
Unbilled revenues	858	616
Other receivables	4,728	3,406
Less: Allowance for impairment of other receivables	(503)	(589)
Trade and other receivables	16,936	10,722

Allowance for expected credit losses

The movement of allowance for expected credit losses (“ECL”) of trade notes and accounts receivables and other receivables is as follows:

	ECL of trade notes
	and accounts	ECL of other
In thousands of EUR	receivable	receivables
Balance as of January 1, 2019	4,254	484
Additions	6,178	71
Reversal	(318)	(54)
Use of provision	(2,025)	—
Effect of translation	194	2
Balance as of December 31, 2019	8,283	503
Additions	4,349	215
Reversal	(129)	(30)
Use of provision	(3,557)	(75)
Effect of translation	(885)	(24)
Balance as of December 31, 2020	8,061	589

The ageing analysis of trade notes and accounts receivables is as follows:

					Past due but not impaired
			Total	Neither past
		Total	expected	due nor	< 30	30 - 90	>90
In thousands of EUR	Total net	gross	credit losses	impaired	days	days	days
As of December 31, 2019	9,497	17,780	(8,283)	3,291	1,554	2,515	2,137
As of December 31, 2020	6,651	14,712	(8,061)	2,470	2,608	993	580

See Note 31 for disclosure of how the Group manages and measures credit quality of trade and other receivables that are neither past due nor impaired.

12      Prepaid expense and other current assets

As of December 31, 2020, prepaid expense and other current assets were comprised of prepaid server hosting fees and software licenses EUR 7,688 thousand (2019: EUR 7,788 thousand), advance payments to the Group’s partners for online payment services amounting to EUR 789 thousand (2019: EUR 2,168 thousand) and prepaid rent represents 960 thousand (2019: EUR 904 thousand). The remaining amount of EUR 968 thousand is related to insurance and other goods and services (2019: EUR 1,733 thousand).

13      Share capital and share premium

Ordinary shares issued and fully paid as at December 31, 2020

Number of shares	Class	Par value (EUR)	Share capital (in thousands of EUR)	Share premium (in thousands of EUR)	Total
179,259,246	Ordinary	1	179,259	1,205,340	1,384,599
Total		1	179,259	1,205,340	1,384,599

The total authorized number of ordinary shares is 179,259,246 shares as at December 31, 2020 (2019: 156,816,494 shares) with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.

During 2020, 6,502,784 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of EUR 553 thousand are recognized directly in the accumulated losses. Furthermore, in December 2020, we completed an equity offering for which 15,939,968 shares were issued, all fully paid.  Proceeds from the offering, net of commissions and expenses, were approximately USD 231.4 million (EUR 194.3 million). Transaction costs of EUR 10,849 thousand related to the offering are recognized directly in the accumulated losses.

Ordinary shares issued and fully paid as at December 31, 2019

Number of shares	Class	Par value (EUR)	Share capital (in thousands of EUR)	Share premium (in thousands of EUR)	Total
156,816,494	Ordinary	1	156,816	1,018,276	1,175,092
Total		1	156,816	1,018,276	1,175,092

The total authorized number of ordinary shares is 156,816,494 shares as at December 31, 2019 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.

During 2019, 156,683,863 shares were issued, all fully paid, relating to the entry of a new investor in January 2019 and the Initial Public Offering (IPO) with concurrent private placement in April 2019. The nominal value of all shares issued is €1 each. Transaction costs of EUR 7,357 thousand related to the new investor and IPO are recognized directly in the accumulated losses. In total, in 2019, the Group received capital contributions of EUR 329,161 thousand.

14      Other Reserves

		Exchange
	Share-based	difference on
	payment	net investment	Currency	Total
	capital	in foreign	translation	other
In thousands of EUR	reserves	operations	adjustment	reserves
As of January 1, 2018	58,872	(96,808)	88,853	50,917
Other comprehensive loss	—	9,053	(9,229)	(176)
Total comprehensive loss for the year	—	9,053	(9,229)	(176)
Share-based payments	17,256	—	—	17,256
Change in Non-controlling interests	—	(1,888)	(16)	(1,904)
As of December 31, 2018	76,128	(89,643)	79,608	66,093
Other comprehensive loss	—	20,179	(19,449)	730
Total comprehensive loss for the year	—	20,179	(19,449)	730
Share-based payments	37,267	—	—	37,267
Change in Non-controlling interests	—	—	24	24
As of December 31, 2019	113,395	(69,464)	60,183	104,114
Other comprehensive loss		(74,437)	73,554	(883)
Total comprehensive loss for the period	—	(74,437)	73,554	(883)
Share-based payments (Note 15)	11,110	—	—	11,110
Exercise of options	(5,649)	—	—	(5,649)
Change in Non-controlling interests	—	—	(69)	(69)
As of December 31, 2020	118,856	(143,901)	133,668	108,623

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

15      Share-based compensation

Stock Option Program 2016 (JSOP 2016)

As at 31 December 2020 most all options granted under the JSOP 2016 have been fully vested.

During the year 2020 5,701,996 options of the JSOP 2016 have been exercised. In total, 919,733 outstanding vested options exist as at December 31, 2020.

In connection with the JSOP 2016, Jumia recognized expenses of EUR 3.5 million for the twelve months ended December 31, 2020.  (December 31, 2019: EUR 28.4 million).

Option Programs 2019

SOP 2019

In 2019, Jumia Technologies AG established a new stock option plan, the SOP 2019, under which stock options were granted to beneficiaries. On May 15, 2020 additional stock options were granted under the SOP 2019.

Each stock option entitles the holder to receive one share of Jumia Technologies AG upon exercise and payment of an exercise price of EUR 1 per share. The stock options may be exercised after a waiting period of four years from the grant date and expire following seven years after the end of the waiting period. The exercise of stock options is not possible during defined blackout periods. Jumia may, at its sole discretion, settle vested stock options in cash instead of issuing shares in Jumia Technologies AG.

The stock options can only be exercised, if the average annual growth rate of the Gross Merchandise Volume amounts to at least 10% during the four year waiting period. If this target is not met, all options will lapse. This condition is classified under IFRS 2 as a non-market performance condition and thus, the probability of achievement has to be reassessed at each reporting date. In this case, the probability of achievement has been derived as at the grant date and is reflected in the fair value and is not reassessed subsequently.

Moreover, the stock options are subject to vesting requirements. The stock options shall generally vest in one or more tranches. The SOP 2019 plan sets out several criteria of bad leaver and good leaver cases. For beneficiaries, who are members of the management board, the total vesting period shall be at least four years and all unexercised options will be forfeited, if the employee resigns and start working for a competitor within six months after resignation. If other beneficiaries (i.e. not members of the management board) resign before the vesting date as specified in the individual grant agreements and are classified as good leaver, all vested stock options will be retained.

However, all unexercised stock options will be forfeited, if a beneficiary terminates the employment within four years after the IPO on April 12, 2019.

The stock options granted in 2020 will vest either 3 or 4 years after the IPO according to the individual grant agreements.

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

The expenses are recognized over the relevant vesting period. The vesting period started on the grant date.

The fair values of the stock options granted in 2020 are derived from the Black-Scholes-Merton model with the following inputs:

Grant Date	May 15, 2020
Fair value per share (i)	EUR 1.86
Exercise price	EUR 1.00
Risk-free interest rate (ii)	0%
Expected dividend yield (iii)	0%
Expected life (years) (iv)	4 years
Expected volatility (v)	50%

Fair value of options	EUR 1.07

(i)	The Fair value per share is derived from the value of an ADS of Jumia Technologies AG traded on the New York Stock Exchange converted into Euro and divided by the conversion ratio of 2 (1 ADS represents 2 shares of Jumia Technologies AG).
(ii)	Risk-free interest rate is based on German government bond yields consistent to the expected life of options. A risk-free rate of 0% is considered as a floor.
(iii)	Expected dividend yield is assumed to be 0% based on the fact that the Group has no history or expectation of paying a dividend.
(iv)	Expected life of share options is based on the minimum waiting period.

(v)	Expected volatility is assumed based on the historical volatility of comparable companies in the period equal to the expected life of each grant.

As at December 31, 2020 a reassessment of the probability that the average annual growth rate of the Gross Merchandise Volume amounts to at least 10% during the four years waiting period has been performed for these grants where this condition is classified as a non-market performance condition. Due to lower projected Gross Merchandise Volume in the subsequent years compared to the previous projections, a probability of 50% of achieving this criterion has been derived based on a stochastic simulation of possible Gross Merchandise Volumes in the future.

As a result, Jumia recognized expenses of EUR 0.1 million for the SOP 2019 for the twelve months ended December 31, 2020.

		Weighted	Weighted
		average	average	Weighted
		remaining	exercise	average fair
	Number of	life	price	value
SOP 2019	awards	(years)	(euro)	(euro)
Unvested awards outstanding at December 31, 2019	1,000,714	2.4	1.0	9.9
Granted during the period	681,496	2.4	1.0	1.1
Exercised during the period	—	—	—	—
Forfeited during the period	(233,333)	—	—	—
Cancelled during the period	—	—	—	—
Vested during the period	—	—	—	—
Unvested awards outstanding at December 31, 2020	1,448,877	2.4	1.0	5.7

Virtual Restricted Stock Unit Program 2019

In 2019, Jumia Technologies AG established a new Virtual Restricted Stock Unit Program (VRSUP 2019), under which Restricted Stock Units (RSU) were granted to beneficiaries. On May 15, 2020 additional RSUs were granted under the VRSUP 2019.

Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the VRSUP 2019 either in cash or in equity. If Jumia settles the RSUs in cash, the beneficiaries will receive a payment in the amount of the average share price (closing prices) on the ten trading days prior to the last half year report of Jumia. The VRSUP 2019 is accounted for as an equity-settled plan.

The individual grant agreement with each beneficiary sets forth the individual number of RSUs and may stipulate vesting conditions, such as further performance conditions in addition to the common Gross Merchandise Value target and a maximum payout amount.

All RSUs will be forfeited if a beneficiary, who is a member of the board of management, resigns and starts working for a competitor within twelve months after the resignation. Other beneficiaries need to remain employed with Jumia Technologies AG until the vesting date as specified in the individual grant agreement in order to avoid any forfeiture.

According to the individual grant agreements, the RSUs granted in 2020 will vest on May 15, 2021 (i.e. 1 year after the grant date).

The specific RSUs granted in 2020 are not subject to any performance conditions or a maximum payout amount (cap).

The fair value per RSU was derived from Jumia’s stock price at the grant date. The fair value per RSU granted in 2020 amounts to EUR 1.86.

As a result, for the twelve months ended December 31, 2020, the Group recognized in total EUR 5.6 million of share-based payment expense in the statement of operations (December 31, 2019: EUR 6.9 million).

Stock Option Program 2020

In 2020, with the approval of the annual general meeting of shareholders, Jumia Technologies AG established a new stock option plan, the SOP 2020, under which Jumia granted an individual number of stock options to beneficiaries under the terms and conditions of the SOP 2020.

Each stock option entitles the holder to receive one share in Jumia Technologies AG (or 0.5 ADS as 1 ADS represents 2 shares of Jumia). The option can be exercised after a waiting period of four years at a price which is determined based on the average share price of the last 60 trading days prior to the contract date of the individual grant agreements. The exercise period starts directly after the waiting period and ends two years following the expiry of the waiting period. The exercise of stock options is prohibited during defined blackout periods. Jumia may, at its sole discretion, settle each vested stock option in cash instead of issuing a share in Jumia Technologies AG.

The stock options can only be exercised, if the average annual growth rate of the Gross Merchandise Volume amounts to at least 10% during the four years waiting period. If this performance target is not met, all options will lapse. For specific grants under the 2020 Plan this condition is classified under IFRS 2 as a non-market performance condition and thus, the probability of achievement has to be reassessed at each reporting date. For all other grants this condition has been classified as a non-vesting condition. In this case, the probability of achievement has been derived as at the grant date and is reflected in the fair value and is not reassessed subsequently.

Moreover, there is a second condition (only) for a part of the stock options granted to certain members of senior management: The Adjusted EBITDA must be positive for two consecutive quarters by March 31, 2023. If this condition is met for one or more Big Countries (Egypt, Ivory Coast, Kenya, Morocco and Nigeria) or Small Countries (Algeria, Ghana, Senegal, South Africa, Tunisia and Uganda), an individual number of options will vest (if and to the extent of the satisfaction of the other vesting requirements set out in the terms and conditions) for each country for that the condition is met. A satisfaction of the condition for a Big Country will result in a vesting of a greater number of stock options than a satisfaction of the condition for a Small Country. As for the condition related to the Gross Merchandise Volume, this second condition is as well either classified as a non-market performance condition or as a non-vesting condition depending on the vesting period of the grants and the respective period in which the condition has to be met.

The stock options are subject to vesting requirements.

The stock options shall generally vest in two tranches. Two-thirds of the granted stock options vest after two years from the grant date. The remaining one-third of the granted stock options vest after three years from the grant date.

Beneficiaries who are members of the management board will forfeit the right to exercise their options if they resign and start working for a competitor within six months after resignation.

Other beneficiaries will keep all vested stock options.

If Jumia pays dividends during the waiting period or exercise period, the beneficiaries are entitled to receive a dividend payment for each vested but not yet exercised stock option. However, Jumia does not expect to pay dividends during the next years.

The company is accounting for the stock options of the SOP 2020 as an equity settled plan. For equity-settled awards, the expenses to be recognized are determined based on the grant date fair value of the awards.

The fair values of the 2020 Plan granted during the year are derived from the Black-Scholes-Merton model with the following inputs:

	May 15, 2020	December 8, 2020
Fair value per ADS(1)	USD 6.48	USD 35.50
Exercise price per ADS	USD 3.67	USD 16.48
Risk-free interest rate(2)	0.26%	0.26%
Expected dividend yield(3)	0%	0%
Expected life (years)(4)	4 years	4 years
Expected volatility(5)	50%	50%
Weighted average of Fair value of Options	EUR 1.60	EUR 9.07

(1)	The Fair value per share is derived from the value of an ADS of Jumia Technologies AG traded on the New York Stock Exchange.
(2)	Risk-free interest rate is based on US government bond yields consistent to the expected life of options.
(3)	Expected dividend yield is assumed to be 0% based on the fact that the Group has no history or expectation of paying a dividend
(4)	Expected life of share options is based on the minimum waiting period.
(5)	Expected volatility is assumed based on the historical volatility of comparable companies in the period equal to the expected life of each grant.

As each stock option entitles the holder to receive one share of Jumia, the Fair value per ADS and the exercise price per ADS have to be divided by 2 in order to derive the value per option.

As at December 31, 2020 a reassessment of the probability that the average annual growth rate of the Gross Merchandise Volume amounts to at least 10% during the four years waiting period has been performed for these grants where this condition is classified as a non-market performance condition. Due to lower projected Gross Merchandise Volume in the subsequent years compared to the previous projections, a probability of 50% of achieving this criterion has been derived based on a stochastic simulation of possible Gross Merchandise Volumes in the future.

For the 2020 Plan, Jumia recognized expenses of EUR 1.0 million for the twelve months ended December 31, 2020.

		Weighted	Weighted
		average	average	Weighted
		remaining	exercise	average fair
	Number of	life	price	value
	awards	(years)	(euro)	(euro)
Unvested awards outstanding at January 1, 2020
Granted during the period(1)	2,445,833	2.4	1.5	1.4
Granted as a replacement during the period
Replaced during the period
Forfeited during the period	(40,000)
Cancelled during the period
Vested during the period
Unvested awards outstanding at December 31, 2020	2,405,833	2.4	1.5	1.4

(1)	Up to 1,420,848 additional options can be granted under the SOP 2020, if certain profitability conditions are fulfilled.

Virtual Restricted Stock Unit Program 2020

The 2020 annual general meeting of shareholders also approved the Virtual Restricted Stock Unit Program 2020 (the “2020 VRSUP”). Jumia granted an individual number of virtual restricted stock units (“VRSUs”) to beneficiaries under the terms and conditions of the 2020 VRSUP.

Grants are based on individual grant agreements.

Each beneficiary received an individual grant agreement that includes the individual number of VRSUs. Each VRSU entitles the holder to receive a cash payment equal to the ten trading day average share price after the publication by the Company of the later of its last half year report or its last annual financial statements.

For selected employees of the company (i.e. Group 2) and selected employees of affiliated companies (i.e. Group 4), Jumia is entitled to elect, at its sole discretion, to issue one share for each vested VRSU instead of a settlement in cash.

In general, the VRSUs shall vest one year after the grant and will be paid out as soon as reasonably practicable following the expiration of a period of twelve trading days after the publication of Jumia’s first half year report or annual financial statements after the vesting date. All VRSUs will be forfeited if a beneficiary resigns before the payout.

No RSUs are subject to any performance conditions or a maximum payout amount (cap).

The VRSUP 2020 is recognized as a cash-settled plan for certain beneficiaries (e.g. members of the management board) and as an equity-settled plan for all other beneficiaries. For cash-settled awards, the expenses are determined on the fair value of the awards at each reporting date. For equity-settled awards, the expenses to be recognized are determined based on the grant date fair value of the awards.

The fair value per VRSU was derived based on the observable stock price of Jumia as at the grant date or the reporting date depending on the cash- or equity-settled classification. The fair value per VRSU amounts to EUR 16.44. The average fair value per RSU amounts to EUR 11.35.

For the cash-settled part of the 2020 VRSUP, Jumia recognized expenses of EUR 10.4 million for the twelve months ended December 31, 2020. For the equity-settled part of the 2020 VRSUP, Jumia recognized expenses of EUR 1.1 million for the twelve months ended December 31, 2020.

In total, Jumia recognized share-based compensation expenses of EUR 21.6 million for the twelve months ended December 31, 2020. Thereof, EUR 10.4 million are for the cash-settled part of the 2020 VRSUP. The remaining expenses of EUR 11.2 million are related to equity-settled awards.

16      Trade and other payables

Trade and other payables comprise the following:

	As of December 31,
In thousands of EUR	2019	2020
Trade payables	15,762	16,626
Invoices not yet received	19,292	14,118
Accrued employee benefit costs	7,943	8,866
Sundry accruals	13,441	22,162
Trade and Other Payables	56,438	61,772

Terms and conditions of the above financial liabilities:

●	Trade payables are non-interest bearing and are normally settled on 0-90 day terms

●	Other payables are non-interest bearing and have an average term of 1-2 months
●	For terms and conditions with related parties, refer to Note 29.

For explanations on the Group’s credit risk management processes, refer to Note 31.

Sundry accruals include a litigation settlement accrual of EUR 4,077 thousand (USD 5,000 thousand). As previously disclosed, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us and other defendants, including certain current and former members of our supervisory and management boards. The cases assert claims under federal securities laws based on alleged misstatements and omissions in connection with, and following, our initial public offering. On August 11, 2020, we reached an agreement to fully resolve all of the actions, subject to conditions including court approval. Under this agreement, in which the defendants do not admit any liability or wrongdoing, Jumia will make a settlement payment of USD 5 million, USD 1 million of which will be funded by insurance coverage. The settlement amounts were paid into an escrow account in January 2021. No shareholders have filed objections to the settlements. The final approval hearings for the settlements are scheduled for March 24 and 18, 2021 before the relevant courts.

Additionally, sundry accruals also relate principally to cash-settled awards, consultancy, legal, marketing, IT and logistics services payables.

17      Borrowings

Lease liabilities are presented in the statement of financial position as follows:

	As of December 31,
In thousands of EUR	2019	2020
Current	3,056	2,966
Non-current	6,127	7,950
Total Lease liabilities	9,183	10,916

Set out below is the maturity of the lease liabilities classified as non-current:

In thousands of EUR	One to five years	More than five years	Total
Lease liability future payments	7,740	210	7,950

The Group has several lease contracts that include extension and termination options. Whenever the contracts do not include a mutual agreement clause, the extension options are assumed to be exercised and, therefore, are included in our lease liabilities. Future cash outflows as of December 31, 2020 to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities amounts to EUR 3.8 million and relates to new contracts signed in 2021 and potential renewals.

Changes in liabilities arising from financing activities

In thousands of EUR	January 1, 2019	Additions	Payments	Reclassification	Effect of translation	December 31, 2019
Current lease liabilities	3,116	3,731	(4,945)	1,127	27	3,056
Non-current lease liabilities	6,031	1,144		(1,127)	79	6,127
Total liabilities from financing activities	9,147	4,875	(4,945)	—	106	9,183

In thousands of EUR	January 1, 2020	Additions	Payments	Reclassification	Effect of translation	December 31, 2020
Current lease liabilities	3,056	3,583	(5,331)	1,856	(198)	2,966
Non-current lease liabilities	6,127	4,391		(1,856)	(712)	7,950
Total liabilities from financing activities	9,183	7,974	(5,331)	—	(910)	10,916

Additions include EUR 1,328 thousand of accrued interest as of December 31, 2020 (December 31, 2019: EUR 1,293 thousand) as described in Note 7.

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

The expense relating to payments not included in the measurement of the lease liability is as follows:

	As of December 31,
In thousands of EUR	2019	2020
Short-term leases	1,817	1,357
Variable lease payments	154	115
Total expense	1,971	1,472

At December 31, 2020 the Group was committed to short-term leases and the total commitment at that date was EUR 619 thousand (December 31, 2019: EUR 158 thousand).

18      Other taxes payable & Other taxes receivable

Other taxes payable relates to Value added taxes amounting to EUR 2,779 thousand (2019: EUR 58 thousand), to Withholding Tax amounting to EUR 6,914 thousand (2019: EUR 4,415 thousand) and to other taxes amounting to EUR 634 thousand (2019: nil).

Other taxes receivable relates to Value added taxes amounting to EUR 2,088 thousand (2019: EUR 4,563 thousand) and to other taxes amounting to EUR 996 thousand (2019: EUR 832 thousand).

19      Provisions for liabilities and other charges

Movements in provisions for liabilities and other charges are as follows:

		Marketplace
		and consignment	Provision for
In thousands of EUR	Tax risks	goods	other expenses	Total
Balance as of January 1, 2019	19,675	69	474	20,218
Additions	6,700	480	584	7,764
Reversals	(611)	—	(184)	(795)
Use of provision	(21)	—	(1)	(22)
Effect of translation	97	—	4	101
Balance as of December 31, 2019	25,840	549	877	27,266
Additions	4,736	501	911	6,148
Reversals	(167)	(207)	(188)	(562)
Use of provision	—	—	(131)	(131)
Effect of translation	(380)	(45)	(131)	(556)
Balance as of December 31, 2020	30,029	798	1,338	32,165
Current	30,029	798	977	31,804
Non-current	—	—	361	361

Tax risks

Tax risk provision includes provisions related to VAT for EUR 10,691 thousand (2019: EUR 10,329 thousand), provisions related to Withholding Tax (WHT) for EUR 19,013 thousand (2019: EUR 15,362 thousand) and provisions related to other taxes for EUR 324 thousand (2019: EUR 97 thousand). Provision is calculated based on the detailed review of uncertain tax positions completed by management across the group and in consideration of the probability of a liability arising, within the applicable statute of limitations.

Marketplace and consignment goods

The provision for marketplace and consignment goods relates to the lost and damaged items, to be reimbursed to the vendors. Provision is calculated based on the detailed review of these items, and it is expected to be utilized during the exercise period of 2021.

Provision for other expenses

Provision for other expense mainly includes restructuring provision of EUR 27 thousand (2019: EUR 173 thousand ), the provision end of service benefits of EUR 361 thousand (2019: EUR 226 thousand), and various litigation and penalty provisions of EUR 950 thousand (2019: EUR 483 thousand). The provisions are calculated based on our best estimate considering past experience.

20      Deferred income

Deferred income consists of EUR 1,201 thousand (2019: EUR 1,571 thousand) related to a depositary fee from BNY Mellon, deferred over the course of 5 years and thus, EUR 831 thousand (2019: EUR 1,201 thousand) classified as non-current in the consolidated statement of financial position. Other amounts include individual payments received from end customers in advance for goods that have been ordered but are not yet delivered.

21      Revenue

Revenue is comprised of the following:

	For the year ended December 31,
In thousands of EUR	2018	2019	2020
Sales of goods	81,340	81,164	44,179
Commissions	14,394	25,011	34,642
Fulfillment	14,980	26,855	32,409
Value added services	14,553	20,492	19,059
Marketing and Advertising	2,262	6,089	7,709
Other revenue	1,529	797	1,625
Revenue	129,058	160,408	139,623

No single customer amounted for more than 5% of Group revenues (2019: none, 2018: none).

The disaggregation of the Group’s revenue from contracts with customers by region is disclosed in the Note 2 v) Segments.

22      Fulfillment expense

Fulfillment expense is comprised of the following:

	For the year ended December 31,
In thousands of EUR	2018	2019	2020
Fulfillment staff costs	16,970	20,872	17,558
Fulfillment centers expense	3,573	4,920	3,623
Freight and shipping expense	29,923	51,600	48,132
Fulfillment expense	50,466	77,392	69,313

During 2020, the Group’s fulfillment expense has decreased primarily due to a number of operational enhancements across our logistics operations. These enhancements included a change in our volume pricing model from cost per package to cost per stop, improvements in our cross-border shipping matrix alongside staff costs savings in our fulfillment centers.

23      Sales and advertising expense

Sales and advertising expense is comprised of the following:

	For the year ended December 31,
In thousands of EUR	2018	2019	2020
Staff costs	5,830	8,183	8,514
Advertising campaigns	36,192	43,156	21,697
Selling expenses	3,994	4,680	2,261
Sales and advertising expense	46,016	56,019	32,472

The reduction registered in the Sales and advertising expense during 2020, is primarily due to continued enhancements to our performance marketing strategy across search and social media channels, including through more granular segmentation of our target market with differentiated campaigns and content for each segment.

24      Technology and content expense

Technology and content expense is comprised of the following:

	For the year ended December 31,
In thousands of EUR	2018	2019	2020
Staff Costs - Technology and content	11,691	13,136	13,251
Technology license and maintenance expenses	10,741	14,136	14,593
Technology and content expense	22,432	27,272	27,844

25      General and administrative expense

General and administrative expense is comprised of the following:

	For the year ended December 31,
In thousands of EUR	2018	2019	2020
Staff Costs	47,644	80,494	58,679
Occupancy Costs	5,091	1,582	1,392
Professional fees	9,830	14,300	11,301
Travel and entertainment	3,596	5,232	1,520
Office and related expenses	5,354	7,494	6,449
General sub-contracts	2,835	5,168	1,412
Bank fees & payment costs	2,980	2,893	1,704
Bad debt expense / reversal	4,436	5,877	4,885
Tax expenses	4,778	5,538	8,190
Tax provisions	5,271	6,068	4,736
Depreciation and amortization	2,166	7,906	8,133
Other general and administrative expense	944	1,973	7,263
General and administrative expense	94,925	144,525	115,664

Staff costs expense includes share options granted to eligible employees of EUR 21,647 thousand (2019: EUR 37,267 thousand and 2018: EUR 17,409 thousand).

As of December 31, 2020 Tax expenses includes mainly withholding taxes related to management fees and VAT.

As of December 31, 2020 Tax provisions includes EUR 3,987 thousand (December 31, 2019: EUR 4,372 thousand) for provisions related to withholding taxes and EUR 509 thousand (December 31, 2019: EUR 2,438 thousand) related to VAT.

As of December 31, 2020 Other general and administrative expense includes EUR 4,294 thousand for the class action settlement described in Note 16, and EUR 2,750 thousand (December 31, 2019: EUR 1,580 thousand) for insurance premiums.

26      Finance income and finance costs

Finance income and finance costs comprise of the following:

	For the year ended December 31,
In thousands of EUR	2018	2019	2020
Foreign exchange gain	1,369	1,965	4,150
Interest and similar income	221	1,994	773
Finance income	1,590	3,959	4,923
Foreign exchange loss	1,145	1,264	12,651
Interest and similar expense	204	1,312	1,363
Other	—	—	24
Finance costs	1,349	2,576	14,038

27      Income tax

Income tax payables as of December 31, 2019 and December 31, 2020 comprise the following:

	As of December 31,
	2019	2020
Income Tax Payables	400	280
Provision for Income Tax	9,656	11,156
Total	10,056	11,436

The reconciliation of tax expense and the effective tax rate was as follows:

	For the year ended December 31,
In thousands of EUR	2018	2019	2020
Loss before income tax	(169,494)	(226,490)	(158,343)
Statutory tax rate	29.04%	27.39%	27.85%
Expected income tax benefit	49,226	62,036	44,106
Non deductible expenses	(18,826)	(26,063)	(38,359)
Non taxable income	890	3,874	2,185
Deferred tax asset not recognized	(32,170)	(40,271)	(10,506)
Deferred tax: relating to origination and reversal of temporary differences and tax losses	(7)	(151)	(41)
Income tax expense	(887)	(575)	(2,615)
Effective tax rate	0.52%	0.25%	1.65%

Income tax expense is comprised of the following:

	For the year ended December 31,
In thousands of EUR	2018	2019	2020
Current tax	(880)	(424)	(2,574)
Deferred tax	(7)	(151)	(41)
Total Income tax (benefit) / expense	(887)	(575)	(2,615)

Tax losses available for offsetting against future taxable profits, and for which no deferred tax assets were recognized, were as follows:

				As of December 31,
				2018	2019	2020
In thousands of EUR				Accumulated tax	Accumulated tax	Accumulated tax
Country	Duration	Rate		loss [gross]	loss [gross]	loss [gross]
Germany **	Indefinite	30.2%	*	—	(8,961)	(26,235)
Morocco	4 years	31.0%		(25,848)	(25,342)	(28,141)
Egypt	5 years	22.5%		(61,942)	(90,148)	(107,831)
Nigeria	Indefinite	30.0%		(145,143)	(203,482)	(202,353)
South Africa	Indefinite	28.0%		(28,267)	(34,327)	(38,204)
Kenya	10 Years	30.0%		(39,135)	(64,812)	(64,236)
Ivory Coast	5 years	25.0%		(19,962)	(27,005)	(27,975)
Ghana	3 years	25.0%		(5,228)	(9,848)	(8,255)
Other	N/A	N/A		(32,974)	(63,829)	(46,633)
Total				(358,499)	(527,754)	(549,863)

* In Germany, the calculation of current tax is based on a combined tax rate of 30.2%, consisting of a corporate income tax rate of 15.8% and a trade tax rate of 14.4%.

** Accumulated tax losses related to Trade Tax amount to EUR 45,258 thousand as of December 31, 2020, not included in the table above.

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group. They have arisen in subsidiaries that have been loss-making for some time, and there is no other tax planning opportunities or other evidence of recoverability in the near future.

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

The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the year ended December 31,
In thousands of EUR	2018	2019	2020
Numerator
Loss for the period	(170,381)	(227,065)	(160,958)
Less: net loss attributable to non-controlling interest	(310)	(376)	(30)
Loss attributable to Equity of the Company	(170,071)	(226,689)	(160,928)
Denominator
Weighted average number of shares for basic and diluted EPS	94,963,796	140,655,697	160,697,588

Loss per share - basic and diluted	(1.79)	(1.61)	(1.00)

Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	For the year ended December 31,
	2018	2019	2020
Share Options	6,414,549	8,004,121	5,252,152

29      Transactions and balances with related parties

Terms and conditions of transactions with related parties

The following is a description of related party transactions the Group has entered into since January 1, 2018, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Transactions with MTN

Our shareholder Mobile Telephone Networks Holdings (Pty) Ltd sold a significant number of shares in Jumia, during the third quarter of 2020, and no longer qualifies as a related party, as of December 31, 2020.

The Group engages in several initiatives with affiliates of MTN. For example, consumers may pay for transactions on Jumia’s platform with MTN’s mobile money. The Group has also set up dedicated MTN branded online stores on our platform. For the year ended December 31, 2020, the expenses incurred with MTN amounted to EUR 220 thousand (December 31, 2019: EUR 478 thousand, December 31, 2018: EUR 487 thousand).

In 2020, the Group also entered into an agreement in which MTN prepaid for corporate and gift purchases in Jumia’s platform through vouchers, which amounted for the year ended December 31, 2020 to EUR 961 thousand, which have all been converted into revenue during the period. In 2019, MTN prepaid for their employees purchases in Jumia’s platform through the wallet top-ups which amounted for the twelve months ended December 31, 2019 to EUR 890 thousand, which have all been converted into revenue during the period.

Transactions with Key management

Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
In thousands of EUR	2018	2019	2020
Short-term employee benefits	3,204	8,036	3,184
Other benefits	25	47	46
Share-based compensation	11,034	13,771	13,532
Total	14,263	21,854	16,762

See Note 15 for additional information regarding the share-based compensation plans.

Transactions with Jeremy Hodara

In October 2018, Jeremy Hodara, co-CEO and a member of the management board, sold his entire participation in Africa Internet General Trading LLC (“Africa Internet”) to the Group. Africa Internet is a company based in Dubai, United Arab Emirates, and was incorporated by an individual local shareholder holding 51% on our behalf and Jeremy Hodara, who held the remaining 49%. The purpose of Africa Internet is limited to the provision of operational services to the Group, such as marketing and support services. According to Africa Internet’s Memorandum of Association, Jeremy Hodara was appointed managing director of the Africa Internet. Africa Internet’s operations are financed through loans granted by the Group. Profits and losses of the company are to be borne by the Group as well. The sale of participation did not result in a change in consolidation or control.

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

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. As the Group operates in multiple countries, the exposure to foreign currency is inherent and is part of the day to day business. The principle characteristics are summarized below:

-Cash is held in Euros and US dollars at the Group level

-Each foreign entity is funded by Group loans, in Euros or US dollars, on average every quarter based on a detailed cash flow forecast

Foreign currency sensitivity:

The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies by the Group (EGP, ZAR, NGN, MAD, GHS, KES, AED), with all other variables held constant. The Group’s exposure to foreign currency changes for all other currencies is not material.

The Group assessed a possible change of +/- 5% to Egyptian Pound (EGP) and Moroccan Dirham (MAD) due to valuation fluctuations in 2020 of 1.7% to 7.2% of mentioned, a possible change of +/- 10% to Ghananian Cedi (GHS), Emirati Dirham (AED) and South African Rand (ZAR) due to valuation fluctuations in 2020 of 9.4% to 14.1% of mentioned currencies, and a possible change of +/- 15% to Nigerian Naira (NGN) and Kenyan Shilling (KES) due to valuation fluctuations in 2020 of 16.0% to 17.8% of mentioned currencies. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income. The impacts in the major local currencies are as follows:

		Effect on	Effect on
In thousands of EUR		pre-tax equity	profit before tax
Change in EGP/EUR rate
	5%	(11,475)	3,196
	(5)%	11,475	(3,196)

Change in ZAR/EUR
	10%	74	122
	(10)%	(74)	(122)

Change in NGN/EUR
	15%	(188,064)	548,353
	(15)%	188,064	(548,353)

Change in MAD/EUR
	5%	(115,614)	616
	(5)%	115,614	(616)

Change in GHS/EUR
	10%	(169)	441
	(10)%	169	(441)

Change in KES/EUR
	15%	(66,556)	96,769
	(15)%	66,556	(96,769)

Change in AED/EUR
	10%	(33,206)	871
	(10)%	33,206	(871)

Change in EGP/USD rate
	5%	(1,200)	(8)
	(5)%	1,200	8

Change in ZAR/USD
	10%	(76)	12
	(10)%	76	(12)

Change in NGN/USD
	15%	(3,717)	9,495
	(15)%	3,717	(9,495)

Change in GHS/USD
	10%	(508)	14
	(10)%	508	(14)

Change in KES/USD
	15%	(2,512)	10,345
	(15)%	2,512	(10,345)

Change in AED/USD
	10%	—	86
	(10)%	—	(86)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and foreign exchange transactions.

Trade receivables

As of December 31, 2020, the Group has as an allowance for uncollectible receivables of EUR 8,061 thousand (2019: EUR 8,283 thousand) as set out in the Note 11. Additionally, the Group has as an allowance for uncollectible other receivables of EUR 589 thousand (2019: EUR 503 thousand).

The Group evaluates this risk based on known troubled accounts, historical experience of losses incurred and also detailed analysis of the credit worthiness of the consumers at each reporting date. The Group follows risk control procedures to assess the credit quality of the customers taking into account their financial position, past experience and other factors. The compliance with credit limits by corporate customers is regularly monitored by management.

Sales to retail consumers are required to be settled in cash or using major credit cards, mitigating credit risk. There are no significant concentrations of credit risk, whether through exposure to Individual consumers, specific industry sectors and/or regions.

On receivables from corporate customers, the Group calculated an allowance for expected credit losses (“ECLs”) applying the simplified method permitted by IFRS 9 for trade receivables at reporting date. The Group did not track changes in credit risk, but instead calculated a loss allowance based on lifetime ECLs. Using the practical expedient that is allowed by the standard, the Group has established provision matrices that are based on its historical credit loss experience for the previous years, adjusted for non-recurring events and for forward-looking factors per country which incorporated several macroeconomic elements such as the countries’ GDP, unemployment rates. As the ECL calculated did not materially differ from the application of the accounting policy of the Group, which is based on the ageing of the balances, no additional expense was recognized within General and administrative expense.

During 2020, certain Group entities (namely, among others, Ecart Internet Services Nigeria Limited, Ecart Services Ivory Coast SARL, Ecart Services Kenya Limited, Ecart Services Morocco and Jumia Egypt LLC) entered into the account compensation and settlement agreements with certain international marketplace vendors. Therefore, the Group has offset associated trade receivables and payables for an amount of EUR 902 thousand as of December 31, 2020. (December 31, 2019, EUR 1,802 thousand).

The Group does not hold collateral as security. The Group evaluates the concentration of risk with respect to trade receivables and contract assets as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. The Group’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2019 and 2020 is the carrying amount as illustrated in cash and cash equivalents in the consolidated statement of financial position.

The expected credit losses (“ECL”) from cash and cash equivalents, are estimated by the Group as immaterial as of December 31, 2018, 2019 and 2020.

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

In 2019 the Group has secured funding via IPO as described in Note 13. Most of funding is transferred to operating entities in the form of loans which are eliminated in consolidation. In December 2020, the Group completed an equity offering.  Proceeds from the offering, net of commissions and expenses, were approximately USD 231.4 million (EUR 194.3 million).

As all funding has been exclusively obtained from the shareholders and there are no external borrowings, the Group mitigates the interest rate risk.

Based on the cash flow forecast for 2021, the Group has sufficient liquidity as of December 31, 2020 for the next twelve months.

32      Commitments and contingencies

Tax contingencies

The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.

As of December 31, 2020, there are ongoing tax audits in various countries. Some of these tax enquiries have resulted in re-assessments, whilst others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigations in determining legal provisions. Final claims or court rulings may differ from management estimates.

As of December 31, 2020, the Group has accrued for net tax provisions (excluding Uncertainty over Income Tax payables in accordance with IFRIC 23 interpretation) in the amount of EUR 30,029 thousand (2019: EUR 25,788 thousand) as a result of the assessment of potential exposures due to uncertain tax positions as well as pending and resolved matters with the relevant tax authorities (Note 19).

In addition to the above tax risks, in common with other international groups, the conflict between the Group’s international operating model, the jurisdictional approach of tax authorities and some domestic tax requirements in relation to withholding tax and VAT compliance and recoverability rules, could lead to a further EUR 9,187 thousand in additional uncertainty on tax positions. The likelihood of future economic outflows with regard to these potential tax claims is however considered as only possible, but not probable. Accordingly, no provision for a liability has been made in these consolidated financial statements.

The Group may also be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote.

Guarantees

The Group has other commitments such as bank guarantees issued. As of December 31, 2020 The Group bank guarantees amount to EUR 860 thousand (December 31, 2019: EUR 315 thousand).

Legal Proceedings with shareholders

Since May 2019, several putative class action lawsuits have been filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against the company, certain of its management and supervisory board members, the underwriters of its IPO, its U.S. representative and, in New York State court, its auditor. The cases assert claims under federal securities laws based on alleged misstatements and omissions in connection with, and following, the company’s initial public offering. On August 11, 2020, we reached an agreement to fully resolve all of the actions, subject to conditions including court approval. Under this agreement, in which the defendants do not admit any liability or wrongdoing, Jumia will make a settlement payment of USD 5 million, USD 1 million of which will be funded by insurance coverage. The settlement amounts were paid into an escrow account in January 2021. No shareholders have filed objections to the settlements. The final approval hearings for the settlements are scheduled for March 24 and 18, 2021 before the relevant courts. As of December 31, 2020 the Group booked a liability as described in note 16.

Lease commitments

As disclosed in Note 17, the Group was committed to short term leases which at December 31, 2020 amounts to EUR 619 thousand (2019: EUR 158 thousand).

Other commitments

The Group has committed to pay USD 23.0 million (EUR 18.8 million) to a service supplier over the next 3 years with an upfront payment discount of USD 2 million (EUR 1.6 million). As at December 31, 2020 The Group has paid USD 7 million (EUR 6.1 million) and will pay the same amount in 2021 and 2022.

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

33      Subsequent events

Management has not identified events occurred after December 31, 2020, for which, due to their materiality, additional disclosure in the Notes to the consolidated financial statements is required.