Form 20-F
period 2021-12-31
Jumia Technologies AG
filed 2022-04-29
CIK 1756708

d

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

Skalitzer Strasse 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of principal executive offices)

Sacha Poignonnec

Skalitzer Strasse 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

investor-relations@jumia.com

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

199,754,122 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ⌧ No ◻

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

Large Accelerated Filer ⌧	Accelerated Filer ◻	Non-accelerated filer ◻
Emerging Growth Company ☐

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

Our consolidated financial statements are reported in US dollars, which are denoted “US dollars,” “USD” or “$” throughout this Annual Report on Form 20-F (“Annual Report”). The change in presentation currency is discussed in Note 4, “Change in functional and presentation currency” to our audited consolidated financial statements included elsewhere in this Annual Report.

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

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, the International Monetary Fund (“IMF”), the African Development Bank, the World Bank, the Organization for Economic Co-operation and Development (“OECD”), the Central Intelligence Agency (“CIA”), Statista, GSMA, Ovum, Internet World Statistics, the Alliance for Affordable Internet, Brookings Institution, IDC, the United Nations, and the United Nations Economic Commission for Africa. None of the independent industry publications used in this Annual Report were prepared on our behalf.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in Item 3. “Key Information—D. Risk Factors,” including the following:

●	we have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future;
●	we rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all;
●	our markets pose significant operational challenges that require us to expend substantial financial resources;
●	we face risks related to health epidemics and other outbreaks such as COVID-19, which could significantly disrupt our supply chain and our operations, and could negatively affect our development;
●	many of our countries of operation are, or have been, characterized by political instability or changes in regulatory or other government policies;
●	our business may be materially and adversely affected by an economic slowdown in any region of Africa;
●	currency volatility and inflation may materially adversely affect our business;
●	uncertainties with respect to the legal system in certain African markets could adversely affect us;
●	we could be subject to liability and forced to change our JumiaPay business practices if we were found to be subject to or in violation of any laws or regulations or if new legislation regarding our JumiaPay business practices were enacted in the countries where JumiaPay operates;
●	our business may be materially and adversely affected by violent crime or terrorism in any region of Africa;

●	growth of our business depends on an increase in internet penetration in Africa and other external factors, some of which are beyond our control;
●	we face competition, which may intensify;
●	we may be unable to adapt to changes in our industry or successfully launch and monetize new and innovative technologies, as a result of which our growth and profitability could be adversely affected;
●	we may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits;
●	we may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers;
●	sellers set their own prices and decide which goods they make available on our marketplace, which could affect our ability to respond to consumer preferences and trends;
●	we use third-party carriers as part of our fulfillment process, giving us limited control over the fulfillment process and exposing us to challenges should we need to replace carriers;
●	we may experience malfunctions or disruptions of our technology systems;
●	we may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances;
●	we conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

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

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Item 3. “Key Information—D. Risk Factors.” You should carefully consider these risks and uncertainties when investing in our securities. Principal risks and uncertainties affecting our business include the following:

●	we have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future;
●	we rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all;
●	our markets pose significant operational challenges that require us to expend substantial financial resources;

●	we face risks related to health epidemics and other outbreaks such as COVID-19, which could significantly disrupt our supply chain and our operations, and could negatively affect our development;
●	many of our countries of operation are, or have been, characterized by political instability or changes in regulatory or other government policies;
●	our business may be materially and adversely affected by an economic slowdown in any region of Africa;
●	currency volatility and inflation may materially adversely affect our business;
●	uncertainties with respect to the legal system in certain African markets could adversely affect us;
●	if our operation of JumiaPay were found to be in violation of applicable laws or regulations, or if JumiaPay is found to be engaged in an unauthorized banking or financial business, we could be subject to fines or other sanctions, forced to cease doing business in certain countries, or forced to change our business practices;
●	our business may be materially and adversely affected by violent crime or terrorism in any region of Africa;
●	growth of our business depends on an increase in internet penetration in Africa and other external factors, some of which are beyond our control;
●	we face competition, which may intensify;
●	we may be unable to adapt to changes in our industry or successfully launch and monetize new and innovative technologies, as a result of which our growth and profitability could be adversely affected;
●	we may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits;
●	we may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers;
●	sellers set their own prices and decide which goods they make available on our marketplace, which could affect our ability to respond to consumer preferences and trends;
●	we use third-party carriers as part of our fulfillment process, giving us limited control over the fulfillment process and exposing us to challenges should we need to replace carriers;
●	we may experience malfunctions or disruptions of our technology systems;
●	we may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances;
●	we conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

Not applicable.

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

Jumia operates a pan-African e-commerce platform. Our platform primarily consists of our marketplace, which connects businesses with consumers, our logistics service, which enables the shipping and delivery of packages, and our payment service, JumiaPay, which, together with its network of licensed payment service providers and other partners, facilitates transactions among participants active on our platform. We primarily generate revenue from commissions, where third-party sellers pay us fees based on the goods and services they sell, and from the sale of goods where we act directly as seller. Our revenue is, however, not sufficient to cover our operating expenses. Accordingly, since we were founded in 2012, we have not been profitable on a consolidated basis. We incurred a loss for the year of $254.2 million in 2019 and a loss for the year of $183.7 million in 2020 and a loss for the year of $226.9 million in 2021. As of December 31, 2021, we had accumulated losses of $1.7 billion.

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

Since our inception, we have had negative operating cash flows and have relied on external financing. While we received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard Europe SA (“Mastercard”) and the issuance of shares to existing shareholders to protect them from dilution, net proceeds of $231.4 million from our December 2020 equity offering, and net proceeds of $341.0 million from our March 2021 equity offering, we will require additional capital to finance our operations and/or growth of our platform in the future. If we are not able to raise the required capital on economically acceptable terms, or at all, or if we fail to project and anticipate our capital needs, we may be forced to limit or scale back our operations, which may adversely affect our growth, business and market share and could ultimately lead to insolvency.

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

In order to overcome the challenges posed by our markets, we have had to develop significant logistics, delivery and payment infrastructures, which include, for example, the operation of warehouses and drop-off centers, the integration of third-party logistics providers, the establishment of our own delivery and last-mile delivery fleet in certain cities, the design of our independent technology platform and the provision of unconventional payment options. These factors make our operations more complex than those of similar businesses in more developed markets and may place a higher risk on us, for example, due to a higher number of failed orders, the risk of fraud, increased regulatory risk or otherwise. The costs incurred by us to meet these challenges have, and may continue to, put a strain on our financial resources, may be unjustified in light of the benefits they bring us and may make it challenging for us to reach profitability. In particular, there is no guarantee that the markets in which we currently operate will prove to be as attractive as we currently believe them to be. The materialization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face risks related to health epidemics and other outbreaks such as the COVID-19 pandemic, which could significantly disrupt our supply chain, disrupt our operations and negatively affect our development.

Our business could be adversely impacted by health epidemics and other outbreaks such as the COVID-19 pandemic. The COVID-19 pandemic has significantly negatively impacted our business in many ways:

●	As part of our cross-border business, we facilitate orders into Africa from international sellers. The COVID-19 pandemic has disrupted, and may continue to disrupt, the operations of these international sellers. For example, some of these sellers have been forced to temporarily halt production, close their offices or suspend their services.
●	Many of our local sellers depend on imported products. The reactions to the COVID-19 pandemic have posed challenges for our sellers to source products and raw materials.
●	Certain of our sellers and restaurant vendors on our platform have been forced to reduce their hours of operations or shut down for periods of time and some have gone out of business.
●	The COVID-19 pandemic has negatively impacted consumer sentiment in many of our countries of operation, which has led to a reduction in discretionary spending. While we may benefit from a shift from offline to online trade, there can be no assurance that the effects of this shift will outweigh the negative impact caused by a change in consumer sentiment.
●	Any fears among consumers that COVID-19 could be transmitted through goods shipped by us, reduced consumer spending on discretionary items or the economic consequences of administrative measures to limit the spreading of COVID-19 may significantly negatively affect our sales.
●	We may incur increased operating costs as we adapt to new demands of operating during the term of the pandemic and we may experience disruptions to our operations including to implement enhanced employee safety procedures.
●	Forced or voluntary shut downs of business operations, or other intervention in our business by police and government authorities, in any of the geographies in which we have operations may negatively affect our ability to do business, operate our fulfilment centers, serve our customers and fulfill our administrative tasks.

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

Governments in Africa frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where we operate. For example, the Central Bank of Nigeria requires foreign investors to obtain a certificate of capital importation (“CCI”) to be able to repatriate imported funds and related proceeds via the Nigerian foreign exchange market. Jumia has transferred about $140.5 million into Nigeria as of December 31, 2019. While Jumia has obtained valid CCIs for approximately $107.3 million, Jumia currently does not hold CCIs for the remaining amount. Jumia currently does not anticipate any need to repatriate funds from Nigeria in the medium term. In the meantime, Jumia has started working with the Nigerian authorities to obtain the additional CCIs that would allow Jumia to repatriate these funds and related proceeds. However, there can be no assurance that Jumia will be successful in obtaining these certificates. Any failure to obtain the required certificates could impact Jumia’s ability to repatriate these funds and related proceeds or the exchange rate at which a repatriation could be affected.

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

Furthermore, in some of the countries in which we operate, local banks have faced liquidity and funding issues and may face such issues in the future, which could lead to bank failures or systemic collapse, which in turn could result in an economic slowdown in the particular region.

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

In addition, the inflationary pressure and currency devaluations are further exacerbated by the Ukraine and Russia war with notable exposures in a number of African countries such as Egypt that are dependent on the agricultural product imports from Russia and/or Ukraine.

The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

Uncertainties with respect to the legal system in certain African markets could adversely affect us.

Legal systems in Africa vary significantly from jurisdiction to jurisdiction. Many countries in Africa have not yet developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings and our level of legal protection in many of our markets. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our ability to enforce our contractual rights or other claims. Uncertainty regarding inconsistent regulatory and legal systems may also embolden plaintiffs to exploit such uncertainties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Many African legal systems are based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise, or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. As a result, we may not be aware of our violation of certain policies and rules until after the violation. In addition, any administrative and court proceedings in Africa may be protracted, resulting in substantial costs and the diversion of resources and management attention.

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

Further, the terrorist attacks of Boko Haram have created considerable economic instability in northeastern Nigeria for nearly a decade. Although it is difficult to quantify the economic effect of Boko Haram’s terrorist activities, countless markets, shops, and schools have been temporarily or permanently closed over the years out of fear of coordinated attacks. In some of the areas most devastated by terrorism, commercial banks have chosen to remain open for only three hours per day. Many Nigerians have also chosen to migrate from the north to the south, or out of the country altogether. If Boko Haram’s terrorist activities were to spread throughout Nigeria, the increasing violence could have material adverse effects on the Nigerian economy. A terrorist attack in Nairobi in January 2019 by Somalia-based militant group al-Shabaab drew increased attention to the risks of destabilization in Kenya. An increase in violent crime or terrorism in any region of Africa may interfere with deliveries, discourage economic activity, weaken consumer confidence, diminish consumer purchasing power or cause harm to our sellers and consumers in other ways, any of which could have a material adverse effect on our business, financial position, results of operations and prospects.

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

As the e-commerce business model is relatively new in the markets in which we operate, competition for market share may intensify significantly. Current competitors, such as Amazon and noon in Egypt, Konga in Nigeria or Takealot and Superbalist, which are both part of the Naspers group, in South Africa, may seek to intensify their investments in those markets and also expand their businesses in new markets. We also face competition for on-demand services from companies such as Glovo, UberEats and Bolt Food, while in digital services we face competition from companies such as OPay and PalmPay. Some of our competitors currently copy our marketing campaigns, and such competitors may undertake more far-reaching marketing events or adopt more aggressive pricing policies, all of which could adversely impact our competitive position. We also compete with a large and fragmented group of offline retailers, such as traditional brick-and-mortar retailers and market traders, in each of the markets in which we operate. In addition, new competitors may emerge, or global e-commerce companies, such as Amazon, Asos, Alibaba or Shein, which already offer shipping services to certain African countries for a selection of products, may expand across our markets, and such competitors may have greater access to financial, technological and marketing resources than we do. We also face competition from transactions taking place through other platforms, including via social media sites such as Instagram or Facebook.

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

We partner with numerous third parties. For example, more than 700 logistics providers are integrated into our logistics service and help us and our sellers deliver goods to consumers. Additionally, we may enter into new strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party, any economic or business interests of the other party that are inconsistent with ours, the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results, loss of key personnel, actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws, reputational concerns regarding our partners or our leadership that may be imputed to us, bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship, and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, these relationships may not deliver the benefits that were originally anticipated.

Any of these factors may have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers.

The size and engagement level of our consumer base are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining, and engaging Quarterly Active Consumers. We continue to invest significant resources to grow our consumer base and increase participant engagement, whether through innovation, providing new or improved goods or services, marketing efforts or other means. While our consumer base has expanded significantly, we cannot assure that our consumer base and engagement levels will continue growing at satisfactory rates, or at all. Our consumer growth and engagement could be adversely affected if, among other things:

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

We rely on a complex technology platform and technology systems to operate our websites and apps. While we analyze our technology systems regularly, we may not be able to correctly assess their susceptibility to errors, hacking or viruses. For example, certain software we use for our business is based on open-source software, which may expose our business to systemic problems if errors in the open-source code are not detected in a timely manner.

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

We operate websites, apps and other technology systems through which we collect, maintain, transmit and store sensitive information, such as credit or debit card information, about our consumers, sellers, suppliers and other third parties. We also store proprietary information and business secrets. Additionally, we employ third-party service providers that store, process and transmit such information on our behalf, in particular payment details. Furthermore, we rely on encryption and authentication technology licensed from third parties to securely transmit sensitive and confidential information. While we take steps such as the use of password policies and firewalls to protect the security, integrity and confidentiality of sensitive and confidential information, our security practices may be insufficient and third parties may access our technology systems without authorization – such as through trojans, spyware, ransomware or other malware attacks – which may result in unauthorized use or disclosure of such information. Such attacks might lead to blackmailing attempts, forcing us to pay substantial amounts to release our captured data or resulting in the unauthorized release of such data. Given that techniques used in these attacks change frequently and often are not recognized until launched against a target, it may be impossible to properly secure our technology systems. In addition, technical advances or a continued expansion and increased complexity of our technology platform could increase the likelihood of security breaches. For example, in early 2022, we experienced a cybersecurity incident in which an unauthorized third-party gained access to limited data within Jumia’s information technology systems. We are still investigating but we currently believe that the data accessed was not particularly sensitive. Our operations have not been impacted and we have taken remedial measures to contain the incident. There can, however, be no assurance about the full extent of the breach until we have finalized our assessment. In response to the breach, we hired external service providers and intend to make additional investments into our information technology and systems to protect the security, integrity and confidentiality of our data. There can be no assurance that these investments will yield the desired results or that they will be completed within the envisaged timeframe or budget.

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

We are subject to fluctuations in foreign exchange rates between the US Dollar, our reporting currency, and currencies of other countries where we market or source our goods, for example the Nigerian Naira, the Egyptian Pound, the Kenyan Shilling and the West African CFA Franc. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in US Dollar, and in the reported value of our assets, liabilities and cash flows. In addition, currency fluctuation may adversely affect receivables, payables, debt, firm commitments and forecast transactions denominated in foreign currencies. In particular, transition risks arise where parts of the cost of sales are not denominated in the same currency of such sales. We currently do not hedge this exposure. Fluctuation in exchange rates, depreciation of local currencies, changes in monetary and/or fiscal policy or inflation in the countries in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

The future growth of our business depends on several external factors, some of which are beyond our control, and there is no guarantee that we can maintain our historical growth rates.

We have historically experienced growth in our usage indicators, such as Annual Active Consumers, Quarterly Active Consumers, Orders or GMV. There can be no assurance that we will continue to experience growth in the future. The levels of marketing investments and promotional intensity may fluctuate over time which may negatively affect usage indicators. External effects, such as the COVID-19 pandemic, which caused supply and logistics challenges for our business, may also negatively affect our growth trajectory. In addition, a shift in the relative proportion of first-party sales to third-party sales may significantly and negatively affect any reported revenue growth and could even lead to a decline in reported revenue.

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

Our local sellers, some of whom rely on imports for supply, may be negatively affected by local currency devaluations as well as global supply chain disruption. Curtailed access to supply for our local sellers may negatively affect the breadth of assortment on our platform which in turn may affect usage growth and overall performance of the business.

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

The more attractive the product mix on our marketplace, the more consumers visit our marketplace and order from our sellers. However, there can be no assurance that our sellers will offer a product mix that is attractive to our consumers. If we identify gaps in the product offering on our marketplace, we either seek to have sellers from abroad, such as China, offer their goods on our marketplace or, in some cases, decide to sell goods ourselves. Sellers from abroad may, however, not be sufficiently familiar with local consumer preferences or only be interested in listing high value goods, as low value goods may not allow them to recover the costs incurred for sales over our marketplace.

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

In certain markets, we also offer guarantees in the event that a damaged or defective product is delivered. Although we have instituted these guarantees in an effort to increase consumer satisfaction, consumers may abuse our guarantee policies which could harm our business. Additionally, we seek to increase consumer satisfaction across all markets by offering apology vouchers to our consumers on a case-by-case basis in the event of a failed or incorrect delivery. However, we periodically experience fraud and voucher abuse wherein account owners have managed to receive duplicate apology vouchers for the same transaction.

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

We operate a marketplace where sellers can offer their goods and directly contact our consumers. Consumers or regulatory authorities may allege that items offered or sold through our marketplace infringe third-party copyrights, trademarks and patents or other intellectual property rights, are pirated or illegal or violate consumer protection laws or regulations. While we have adopted certain measures to verify the authenticity of goods sold on our marketplace (for example, periodic screening procedures, content verification for new sellers or for sellers who sell goods at prices that seem too low for genuine goods) and to penalize sellers who attempt to sell infringing goods, these measures may not always be successful in minimizing potential violations and/or infringement of third-party intellectual property rights.

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

In addition, the public perception that counterfeit, pirated or illegal items are commonplace on our marketplace or perceived delays in our removal of these items, even if factually incorrect, could damage our reputation, result in lower list prices for goods sold through our marketplace, deter sellers, consumers and brands from doing business via our platform, harm our business, result in regulatory pressure or action against us and diminish the value of our brand.

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

We have experienced improper sales practices, including attempts to benefit from differences between commissions charged to sellers and higher commissions paid to JForce agents and instances where improper orders were placed, including through the JForce program, and subsequently cancelled, among some of our independent sales consultants, members of our JForce program (“JForce”) in Nigeria, and a small number of our third parties. Illegal, fraudulent or collusive activities by our employees could have a material adverse effect on our business, financial condition, results of operations and prospects and could subject us to liability or negative publicity. Allegations of employee misconduct have led us to improve our internal controls and our cash reconciliation system. We routinely monitor our internal controls, processes and procedures at a country and group level, but we can provide no assurances that such controls, processes and procedures will prove effective. Any illegal, fraudulent or collusive activity conducted by our employees could adversely affect our profitability and could severely damage our brand and reputation as an operator of a trusted marketplace, which could drive sellers, consumers and other participants away from our marketplace.

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

If we decide to expand geographically or add new businesses or product categories with different logistics requirements or change the composition of our product offering, our logistics infrastructure may require greater processing capacity, requiring us to adapt our logistics service and to find new partners. Any expansion or difficulties we encounter in our operations may force us to change the current set-up and organization of our logistics network, including by relocating or outsourcing certain capabilities. However, there is no guarantee that the associated transition will be smooth and we may be unable to react to such challenges in a cost-effective and timely manner.

An inability to efficiently operate and expand our warehouses and logistics capabilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

If any of our logistics services were to malfunction, suffer an outage or otherwise fail, our business may be materially and adversely affected.

We cooperate with a number of third-party logistics and delivery companies to help our sellers fulfill orders and deliver their goods to consumers, in particular with respect to last-mile delivery, and to meet the requirements of our third-party logistics clients. We have established a logistics information platform that links our information system to those of our logistics partners. Interruptions to or failures in our third-parties’ logistics and delivery services, or in our logistics information platform, could prevent the timely or proper delivery of goods to consumers, which could harm our reputation, in particular if such interruptions or failures occur during one of our key sales events, like Black Friday. These interruptions may be caused by events that are beyond our control or the control of these third parties, such as inclement weather, natural disasters, transportation disruptions or labor or other political unrest. Our logistics and delivery services could also be affected or interrupted by industry consolidation, service provider failure, insolvency, change in regulations or government shut-downs.

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

We could be subject to liability and forced to change our JumiaPay business practices if we were found to be subject to or in violation of any laws or regulations governing banking, money transmission, tax regulation, anti-money laundering regulations or electronic funds transfers in any country where we operate; or if new legislation regarding our JumiaPay business practices were enacted in the countries where JumiaPay operates.

A number of jurisdictions where we operate have enacted legislation regulating payment service providers, money transmitters and/or electronic payments or funds transfers. In a number of these countries, the legal framework, its interpretation and/or enforcement has recently changed substantially and we are challenged to adjust our operations. If our operation of JumiaPay were found to be in violation of payment services laws or regulations or any tax or anti-money laundering regulations, or engaged in an unauthorized banking or financial business, we could be subject to liability, forced to cease doing business with residents of certain countries, or forced to change our business practices. For example, in Nigeria, in response to notification from the Central Bank that the Company was providing payment services without a proper license, we agreed to adjust our operating model to partner with a third-party payment services provider for the processing of card transactions via JumiaPay until securing a proper license. This temporary change, which took effect at the beginning of March 2022, has negatively affected the payment experience in Nigeria and payment volumes on the platform. While we currently expect these negative effects to be of a temporary nature, there can be no assurance that we will be able to provide our consumers the same user experience they had before the adjustment of our operating model. We secured a final payment solution service provider license in Nigeria on April 28, 2022.

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

Deterioration in the performance of, or our relationship with, third-party payment providers or aggregators may adversely affect JumiaPay and harm our business.

JumiaPay often relies on payment providers and aggregators to facilitate consumer payments. Payment providers and aggregators collect payment from consumers via credit, debit or prepaid cards, mobile money accounts or bank transfers and then forward payment to the merchants, usually within one to three business days. Thus, payment providers allow merchants to collect card or bank transfer payments without establishing a direct relationship with banks and/or card networks used by our consumers. Additionally, in 2019, in connection with an investment of Mastercard into us, we entered into a commercial agreement with Mastercard with a term of ten years, which provides Mastercard with priority in delivering payment network-based solutions and technologies related to our business. This agreement could lead to a deterioration of our relationship with other service providers. If our relationship with such other service providers or third-party aggregators weakens, our ability to provide payment services to our consumers may be adversely affected. Lastly, if these third-party providers and aggregators fail to meet certain quality standards, our business and reputation may suffer. If we fail to extend or renew agreements with these aggregators on acceptable terms, this may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Any failure to offer high quality goods and excellent consumer service could subject us to legal action or damage our reputation and brand and lead to a loss of consumers. For example, administrative agencies in several countries in which we operate require certification for various consumer goods before they can be offered for sale on our marketplace. Our third-party sellers are responsible for obtaining these certifications. If we allow third-party sellers to place their goods on our marketplace without proper certification, we might project to our consumers that they cannot always rely on goods available on our marketplace, we might be subject to fines or sanctions and we might face complaints from other compliant sellers. We also have procedures in place to ensure pre-shipping quality control checks, but, there can be no assurance that we will be able to catch all products that do not meet our quality standards, which could result in a loss of consumer confidence and harm our reputation. Our policy of delisting the sellers of noncompliant and/or low-quality goods until they produce the proper certificates and licenses or until their products meet our high-quality standards allows us to respond to complaints from administrative agencies and sellers. However, any delisting of sellers limits the total number of sales on our marketplace.

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

In order to reach a diverse consumer base in the e-commerce industry and to further build awareness of our brand, we have incurred, and continue to incur, substantial marketing expenses. We increased our investment in marketing in the second half of 2021 and currently expect to continue to invest in marketing initiatives in 2022. We may continue to incur a higher level of marketing expenses in the future. We cannot guarantee that this increased investment in marketing will be effective in growing the usage of our platform.

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

Our use of open-source software may pose particular risks to our proprietary software and systems.

We use open-source software in our proprietary software and systems and intend to continue using open-source software in the future. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights or demanding the release or license of the open-source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open-source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open-source software.

In addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open-source software may also present additional security risks because the source code for open-source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open-source software.

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

As cash payments continue to be the most trusted and most widely used payment method in the countries in which we currently operate, our operations mainly depend on our “cash on delivery” payment option, where consumers pay for their order in cash upon delivery. We have implemented and aim to improve our various group-wide policies and procedures, including internal controls and “know-your-customer” procedures, and to comply with all applicable anti-money laundering and anti-terrorist financing laws and regulations for preventing money laundering and terrorist financing. However, our policies and procedures may not be completely effective in preventing other parties from using our platform, or any financial institutions we collaborate with, as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. Although we take steps to conduct due diligence on our sellers, we cannot guarantee that our ecosystem is void of individuals and entities (collectively, “persons”) who are the target of U.S. sanctions, including persons designated on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List or other international sanctions. In addition to our own internal procedures, we rely on certain payment and lending service providers, including banks and other financial institutions, to have their own appropriate anti-money laundering compliance policies and procedures. Any strengthening of our know-your-customer efforts as well as penalties for non-compliance with our policies, may deter certain sellers from doing business with us or may cause a number of our existing seller accounts to close, which may negatively affect the development of our business.

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

Various members of the international community have targeted certain countries, including Iran, with economic sanctions and other restrictive measures. Within the applicable framework, our travel business historically allowed consumers to book hotels in and flights serving Iran. While the revenue from these offers is immaterial, we cannot rule out that negative publicity around these offers may harm our reputation. Further, any violation by us of applicable economic sanctions laws or regulations or other restrictive measures could result in criminal, civil and/or material financial penalties. Any negative publicity or financial penalties may harm our reputation and may lead to us being targeted by divestment and similar initiatives.

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

We assess the success of our business through a set of key performance indicators such as the number of Annual Active Consumers, Quarterly Active Consumers, orders, GMV, TPV and JumiaPay Transaction, as well as Adjusted EBITDA. Our key performance indicators may not be comparable to similarly named indicators used by our competitors and are not verified by an independent third-party.

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

We make provisions based on management’s risk assessment at the time of finalization of the relevant financial statements. Where risks are estimated as probable, we make provisions in our financial statements. The risk assessment may change from one period to another, and additional risks may emerge. Changes in the risk assessment may lead to the recognition of additional provisions or the reversal of existing provisions, which can have a material impact on our financial results. Further, while the impact of risks that have already been provided for on our financial results is limited, the materialization of such risks may lead to substantial cash outflows, which may have a material adverse effect on our liquidity. As of December 31, 2021, we had current and non-current provisions for liabilities and other charges of $37.1 million, including tax provisions of $34.2 million.

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

As a result of this seasonality, any factor that adversely affects demand for goods on our marketplace during periods where we generally experience particularly high demand, including unfavorable economic conditions or the outbreak of an epidemic at the relevant time, logistics and other fulfillment constraints resulting in higher delivery times, malfunctions of our websites, and special offers from our competitors, may have a disproportionate effect on our performance, and we may incur lower revenue and losses due to write-offs on excess inventory. For example, Ramadan has positive effects, such as higher orders for certain products prior to Ramadan, and negative effects, such as logistics and fulfillment constraints due to a limited workforce during Ramadan.

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

Additionally, we do not have the licenses necessary to operate as a direct payment service provider. Instead, in those jurisdictions where such licenses are required, we typically seek to offer our JumiaPay services through agreements with existing licensed banks or payment service providers. If any of these partners were to lose their license, it might prohibit them from continuing to offer services and could inhibit our operations as well. Any unfavorable interpretation or modification of applicable license requirements or any termination of a required license may significantly harm our operations in the relevant country or may require us to close down parts or all of our operations in the relevant country. For example, the implementation as of January 1, 2021 of the Payment Systems and Services Act 2019 in Ghana and the National Payment Systems Act of 2020 implemented in Uganda introduced new licensing requirements applicable to JumiaPay and its partners. We may seek to acquire payment service provider or other licenses related to our JumiaPay services, including by acquiring licensed entities, and any license we may acquire will be subject to review, interpretation, modification or termination by the relevant authorities and will subject our business to oversight and compliance obligations that we may not be able address in a timely manner.

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

Governments may adopt laws, regulations and other measures requiring companies in the private sector to increase wages and provide specified benefits to employees. For example, in Germany, a recent legislative initiative aims at broadening the employee representation at the supervisory board level. If legislation were enacted as proposed, up to half of the members of our supervisory board would be employee representatives. Additionally, although we currently compensate members of our JForce program as independent sales consultants, it is possible that certain jurisdictions may reclassify them as employees, which would require us to change their compensation and benefits structure. We may face pressure from our labor unions or otherwise to increase employee salaries, and we face the risk that other labor-related disputes may arise. Labor disputes that result in strikes or other disruptions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our risk management and compliance structure was implemented only recently, and there is a risk that it may prove inadequate.

We are in the early stages of building a dedicated centralized risk and compliance function. We continue to implement a group-wide risk management and compliance program that is aimed at preventing corruption, fraud and other criminal or other forms of non-compliance by our management, employees, consultants, agents and sellers. Although we seek to improve the effectiveness and efficiency of this program and the frequency at which we perform systematic compliance checks, given the broad scope of our operations and, in particular, the fact that corruption and extortion are common in some countries in which we currently operate or in which we have operated in the past, such controls may prove to be insufficient to prevent or detect non-compliant conduct. Additionally, certain employees, consultants, agents or sellers may engage in illegal practices or corruption to win business or to conspire in order to circumvent our compliance controls. Similarly, we may fail to identify, mitigate or manage relevant risk exposures. For example, we have identified failures of our internal controls in the past, including fraudulent behavior by our independent JForce agents, employees and sellers, improper orders placed by employees and JForce agents and an allegation of fraudulent local management behavior in contravention of company policy with respect to cash management. While we have implemented improvements to, and routinely monitor, our internal controls at a country and group level, we cannot be sure that such internal control procedures will prove effective or that our policies will be followed.

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

Tax authorities in various countries are currently reviewing the appropriate treatment of e-commerce activities. Recently, several countries in Africa have imposed new, or increased existing, taxes on e-commerce and mobile services. For example, in 2018, Uganda imposed a daily tax of 200 Uganda shillings (equivalent to $0.05) on Over-the-Top (“OTT”) services including Facebook, WhatsApp and Twitter. Users who fail to make this daily payment are unable to access the designated OTT services. Additionally, Uganda imposed a new mobile money transfer tax in 2018. The tax, originally introduced as a 1% tax on receiving payments and withdrawals, was later reduced to a 0.5% tax on withdrawals only. The Ivory Coast imposed a similar 0.5% tax on mobile money transfers in January 2018. Lastly, Kenya has been taxing mobile money transfers for several years and increased its mobile money transfer tax from 10% to 12% in late 2018 and in 2021, the Digital Services Tax at a rate of 1.5% of gross transactional value was effected in Kenya. It is possible that other African countries will enact new taxes on OTT services, mobile money transfers or other e-commerce and mobile services or that countries with existing e-commerce and mobile service taxes will raise their current tax rates. Existing or new e-commerce and mobile service taxes may increase the cost of mobile phone usage and data plans for consumers, which may discourage mobile phone usage or slow the rate of mobile phone adoption across our markets. Additionally, taxes on mobile money transfers may increase the costs associated with and discourage the use of JumiaPay.

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

We are also in ongoing discussions with the German authorities regarding corporate income tax treatment of services rendered by these partnerships. While we believe the position of the German tax authorities on this issue is not correct and would not be successful if challenged in court, we may be required to pay additional corporate income taxes in an upper single to very low double digit euro million amount if the tax authorities’ view were to prevail and have taken provisions accordingly. See also Note 29 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Governments may seek to find additional financing, including due to economic challenges as a result of the COVID-19 pandemic. Accordingly, governments may seek to impose additional tax burdens on us. For example, tax authorities may state that platform owners are responsible to account for and pay VAT or sales tax for the goods and services traded via their platform. Jumia is currently engaged in active discussions with the tax authorities in four countries regarding VAT or sales tax collection for the goods and services traded via its platform. There is no guarantee that the authorities will maintain the position that we are not responsible to account for and pay VAT for the goods and services traded via our marketplace for the prior periods. New regulations are currently adopted in several African countries about e-invoicing and/or non-resident VAT obligations which may increase our overall tax burden.

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

General market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of our ADSs, even if there may not be a reason for this based on our business performance or earnings outlook. In addition, prices for e-commerce or technology companies have traditionally been more volatile compared to share prices for companies from other industries. The market price of our ADSs has fluctuated substantially in the past. Our ADSs, priced at $14.50 for our initial public offering in April 2019, rose to a high of $49.77 in May 2019 before falling to a low of $2.15 in March 2020 and then rising again to a high of $69.89 in February 2021, followed by a significant decline. On April 04, 2022, the market price per ADSs was $11.82 at market close. The market prices of our ADSs may continue to fluctuate substantially in the future.

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

We and our auditor have historically identified material weaknesses in internal control over financial reporting and we and our auditor have identified a material weakness in our internal control over financial reporting related to 2021. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements.

Our management, including our co-chief executive officers and chief financial officer, and our auditor have concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to the presence of a material weakness resulting from the lack sufficient corporate finance and accounting personnel with technical expertise to evaluate the impact of complex provisions in its share-based payment plans on its accounting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Notwithstanding this material weakness, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS.

As of December 31, 2020, we had identified a material weakness related to deficiencies in the corporate finance and accounting functions related to the failure to identify accounting adjustments in certain areas, including income taxes, share-based compensation, and contractual commitments and we did not adequately review or oversee the work of external specialists in some of these matters to assist us in the preparation of our financial statements and in our compliance with SEC reporting obligations. In 2021, we made a significant effort to improve and strengthen our internal controls to remedy the material weakness that existed as of December 31, 2020. As a result of our efforts over the past year, deficiencies in the accounting for income taxes and contractual commitments have been remediated but there remains a material weakness with respect to the lack of sufficient corporate finance and accounting personnel with technical expertise to evaluate the impact of complex provisions in the Company’s share-based payment plans on its accounting. Accordingly, additional effort will be required concerning our internal controls. We intend to increase the use of third-party subject matter experts to strengthen the quality of technical analysis of share-based compensation, strengthen the quality of related management review controls as well as the standard and availability of supporting documentary evidence. However, we cannot guarantee that our efforts will be sufficient to remediate this material weakness or that material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Since our initial public offering in 2019, we have been a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. As a result, we are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. In addition, beginning with 2021, as we no longer qualify as an emerging growth company, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management, including our co-chief executive officers and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to the presence of a material weakness. Our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures in the future, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

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

An investment in our ADSs by an investor whose principal currency is not the US dollar may be affected by exchange rate fluctuation.

Our ADSs are, and any dividends to be paid in respect of them will be, denominated in US dollars. An investment in our ADSs by an investor whose principal currency is not the US dollar will expose such investor to exchange rate risks. Any depreciation of the US dollar in relation to the principal currency of the respective investor will reduce the value of the investment in our ADSs or any dividends in relation to such currency.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022.

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

In December 2020, we completed an equity offering. We received approximately $231.4 million in net proceeds from our equity offering, after deducting underwriting commissions and discounts and the offering expenses, payable by us. In March 2021, we completed a second equity offering. We received approximately $341.0 million in net proceeds from this second equity offering, after deducting underwriting commissions and discounts and the offering expenses, payable by us.

Corporate Information

We are registered with the commercial register (Handelsregister) of the local court (Amtsgericht) in Berlin, Germany, under number HRB 203542 B. Our principal executive offices are located at Skalitzer Straße 104, 10997 Berlin, Federal Republic of Germany (“Germany”). Our telephone number is +49 (30) 398 20 34 54.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC at www.sec.gov. Our website address is https://group.jumia.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report, and you should not consider any information contained on, or that can be accessed through, our website as part of this Annual Report or in deciding whether to purchase our ADSs.

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

We are active in three regions in Africa, which consist of 11 countries that together accounted for approximately 68% of Africa’s GDP of $2.9 trillion in 2021, according to estimates by the International Monetary Fund. Though still nascent, we believe that e-commerce in Africa is well positioned to grow.

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

On our marketplace, a large and diverse group of over 100 thousand sellers offer goods across a wide range of categories, such as fashion and apparel, beauty and personal care, home and living, fast moving consumer goods, smartphones and other electronics. We also provide consumers with easy access to a range of on-demand services via our Jumia Food platform, including delivery, from restaurants, grocery shops and convenience outlets. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment, transport ticketing as well as financial services such as micro-loans, insurance or savings products. We had 8.0 million Annual Active Consumers as of December 31, 2021. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2021, although we undertook more business on a first-party basis, within the FMCG category and the grocery sub-category in particular, almost 90% of the items sold on our marketplace were offered by third-party sellers.

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

Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, JumiaPay, to facilitate cashless online transactions between participants on our platform, with the intention of integrating additional financial services in the future. JumiaPay encompasses a number of functionalities. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay also has a dedicated payment app, the JumiaPay app, through which we offer consumers a number of digital lifestyle services from a broad range of third-party service providers. Lastly, through Jumia Lending, our sellers can access financing solutions provided by third-party financial institutions, leveraging data from the sellers’ transactional activity on our platform for credit scoring purposes. We intend to continue expanding the range of payment and financial services offered to both consumers and sellers as part of the Jumia ecosystem. As of December 31, 2021, one or more JumiaPay services were available in eight markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda. JumiaPay Transactions and Total Payment Volume (“TPV”) have both increased substantially since its launch. The number of JumiaPay Transactions reached 12.1 million in 2021 compared to 9.6 million in 2020. TPV reached $263.3 million in 2021, up 17.4% compared to 2020.

Our operations benefit from centralized decision-making and a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform has been developed by our technology and data team, which is predominantly located in Portugal and, more recently, Egypt. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our consumer experience more personal and relevant, and enable us, selected sellers and logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and may benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.

Over the past couple of years, we placed significant emphasis on strengthening the fundamentals of our business through further diversifying our product category mix, enhancing our unit economics and strengthening our balance sheet. On the product category mix, we have reduced our reliance on phones and electronics, and successfully increased the share of everyday product categories, which changed from contributing 44% to Gross Merchandise Value (“GMV”) in 2019 to 57% of GMV in 2020 to 64% of GMV in 2021. With respect to unit economics, in parallel with the increased share of everyday product categories, which are higher percentage take-rate categories compared to phones or electronics, we also generated fulfillment expense efficiencies. This allowed us to generate positive gross profit after fulfillment expense for 9 consecutive quarters as of the fourth quarter of 2021, which is a major milestone on our path to profitability. Lastly, we raised a total of $570 million in net proceeds in the course of two offerings completed in late 2020 and early 2021, providing us with the necessary liquidity to execute on our growth acceleration strategy.

In 2021 and in the second half of 2021 in particular, leveraging these strong fundamentals, we placed greater emphasis on growth acceleration with a view to scaling our business to take it to profitability. We increased investments in consumer adoption deploying a higher amount of consumer incentives which increased from $8.5 million in 2020 to $25.2 million in 2021 and higher sales and advertising spend, which increased from $37.1 million in 2020 to $81.9 million in 2021. We also made further investments to enhance user experience on our platform, particularly on the technology front, increasing technology and content expense by 23% year-over-year from $31.8 million in 2020 to $39.2 million in 2021. As a result, 2021 marked an acceleration in usage growth dynamics compared to 2020. Annual Active Consumers reached 8.0 million, up 17% year-over-year, compared to 12% year-over-year growth in 2020. Orders reached 34.0 million in 2021 up 22% year-over-year, compared to 5% year-over-year growth in 2020. Following a contraction in 2020, GMV increased by 4% in 2021 compared to 2020, reaching $990.6 million. In parallel, gross profit, which is net of consumer incentives, continued to grow reaching $110.5 million in 2021 compared to $106.0 million in 2020.

Our Market Opportunity

Comprised of 54 countries and with a total population of over 1.4 billion people, Africa is the second-largest continent in the world by land mass and population. According to the IMF and Internet World Stats, a site of the Miniwatts Marketing Group, in 2021, the 11 countries in which we operate counted 637 million people and accounted for approximately 68% of Africa’s GDP and 69% of Africa’s internet users.

The African e-commerce landscape is characterized by favorable macroeconomic and demographic conditions, including strong expected real GDP growth, a young population and an expected rapid increase in mobile internet penetration.

Attractive Fundamentals

Africa represents a large and growing consumer market that is positioned for growth, driven by the following key macroeconomic facts and trends:

●	Economic development: In 2020, due to the global pandemic, Africa’s GDP contracted by -2.4% but was more resilient than the global GDP which contracted by 3.6%. Africa’s GDP benefited from robust performance in East Africa, Egypt and Côte d’Ivoire. According to the IMF, Africa is expected to grow by 8.6% in 2022, then averaging 6.6% for 2022-2026. This compares to global averages of 7.9% in 2022 and 4.5% for 2022-2026. In parallel, household spending is expected to grow at robust rates. According to Brookings Institution, household spending in sub-Saharan Africa has grown 150% faster than the population over the past

20 years and expects household consumption in Sub-Saharan Africa alone to reach $2.1 trillion by 2025 and $2.5 trillion by 2030.
●	Infrastructure investments: Investments in infrastructure, which totaled over $100 billion in 2018, according to OECD, are key to this growth and led by both strong domestic and foreign direct investment.
●	Large, fast-growing and young population: As of 2021, Africa comprised approximately 17% of the world’s population, according to data from the IMF. According to the United Nations World Population Prospects Report from 2019, the population of sub-Saharan Africa is projected to double by 2050 and the populations of Northern Africa and Western Africa are expected to grow by 46% by 2050. The United Nations also projects that Nigeria will become the third most populated country in the world by 2050, after India and China. The average age across the African continent was 19.7 years in 2020, more than ten years younger than the global average of 30.9 in 2020, according to the United Nations. We believe that this younger generation, born into an “online” world is increasingly seeking access to a wider choice of food, consumer goods and entertainment options as it becomes increasingly connected to, and aware of, global consumer trends.
●	Increasing urbanization: Urban centers play a critical role in driving economic growth. As of 2020, it is estimated that only 43% of Africans lived in urban centers, compared to 82% in North America and 51% in Asia, according to a report from Statista. However, Africa has the fastest urban growth in the world with 60% of Africans expected to be living in urban areas by 2050, indicating an organic and migration-driven growth of over 920 million people to urban centers during that period, according to a 2019 report from the United Nations.

Increasing Internet Penetration

Africa is rapidly becoming a “connected” market, representing a large opportunity for internet-based businesses. According to Internet World Stats, as of December 2020, Africa had an estimated 590 million internet users and 255 million Facebook users across the continent. 69% of internet users and 75% of Facebook users lived in the regions in which we operate. Some of the key factors driving this evolution are:

●	Investments in mobile network infrastructure: Africa has emerged as a “mobile-first” market, in which many consumers access the internet for the first time using a mobile device. Investments committed to information and communications technology infrastructure in Africa reached $7.1 billion in 2018, and telecommunication operators across the continent are committed to making additional significant investments in cellular network infrastructure in order to meet rising demand.
●	Growing mobile internet penetration: Mobile broadband penetration in Africa, which was 59%, or 813 million subscribers in 2021, is expected to increase to 77% by 2025, according to the market research firm Ovum. This increase represents approximately 300 million new subscribers, bringing the total number of Africans with 3G or 4G connections to over 1.1 billion, according to the same source.
●	Increasing smartphone adoption: While feature phones remain popular in Africa, smartphone penetration as a percentage of the total mobile connections is growing, amounting to 52% in 2021, and is expected by Ovum to increase to 67% by 2025. The growth in smartphone adoption is driven by decreasing average selling prices and the availability of lower cost data plans, according to the Alliance for Affordable Internet and IDC, respectively. We believe that smartphones, with larger screens, more intuitive user interfaces and wider availability of apps are a strong driver of mobile e-commerce adoption.

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

●	Increasing consumer awareness and trust: As e-commerce and the internet are both relatively new to Africa, educating African consumers about the benefits of online shopping (including for “non-standard” items such as apparel) will be a key factor driving consumer adoption.
●	Availability and quality of logistics infrastructure: Outside of certain major cities, many Africans live in areas that lack clear addresses, including in rural areas that are often far from the nearest warehouse or distribution center. As infrastructure continues to improve across Africa and urbanization rates increase, we expect increasing availability of reliable, high-quality and cost effective delivery solutions to contribute to the rise of e-commerce in Africa.
●	Consumer adoption of mobile and digital payments: Electronic payments in the form of mobile phone-based solutions, credit, debit or prepaid card or other similar methods are already an important form of payment in Africa. In fact, Africa is the leading continent in terms of mobile money technology adoption. According to data from GSMA, Africa was home to 548 million registered mobile money accounts in 2020, 46% of mobile money accounts globally, with a transaction value of $490 billion, 64% of global mobile money transaction volume. Mobile payment allows consumers to participate in the formal economy while enabling electronic payment of e-commerce orders, driving higher delivery success rate vs. cash on delivery transactions, thus increasing the overall efficiency of e-commerce.

Our Value Proposition

Our Value Proposition to Sellers

●	Access to a large and growing consumer base: We believe that our brand has become synonymous with online and mobile shopping in our markets, and we have built a logistics service that provides sellers with access to consumers across a wide delivery footprint. As a result, through our platform, local sellers can efficiently reach consumers across a particular country, and international sellers can efficiently reach a large number of consumers across most major markets in Africa. In 2021, we connected sellers with 8.0 million Annual Active Consumers.
●	Unique data: We offer our sellers data and analytics services, helping them to more effectively tailor and customize their offerings and marketing efforts. For example, we are able to inform sellers which products have the best conversion rates and at which price points, positioning them to adjust their assortment, price points and marketing campaigns to enhance their performance. This data may also help sellers improve their inventory management processes from forecasting to buying to end-of-life promotions, leading to increased business and capital efficiency.
●	Brand building & advertising: We offer our sellers and third-party advertisers access to millions of users across 11 African countries with the ability to target audiences in a very granular manner. Leveraging extensive user signals data and the multiple touch points we have with consumers, we offer sellers and advertisers a comprehensive range of ad solutions including sponsored product ads, sponsored display banners, CRM ad products and many more. Many sellers have successfully built their brand awareness and run successful advertising campaigns on our marketplace, embracing our platform as a way to distinguish their own brand identities and build brand awareness.
●	Infrastructure & business support: Sellers rely on our platform for a range of essential support services to operate their businesses, such as content creation facilities and web-based and mobile interfaces to manage listings, orders or promotional campaigns.

●	Financial services: In selected markets, our sellers have access to attractive financing solutions offered by various third-party financial institutions. This enables our sellers to find the necessary financing to expand their businesses.

Our Value Proposition to Consumers

●	Integrated ecosystem: We have built an integrated consumer ecosystem around our marketplace, which allows us to offer consumers a broad selection of goods and services that are relevant for their everyday needs. Besides the ability to purchase a wide range of goods from our marketplace, consumers can order food delivery from our partner restaurants, pay their utility bills or recharge their mobile plans. This provides a higher level of convenience to consumers compared to the traditional, fragmented nature of African commerce.
●	Selection, price and convenience: With over 100 thousand sellers active on our platform in 2021, and over 50 million product listings on our marketplace as of December 31, 2021, consumers have access to goods from a wide range of categories, such as fashion and apparel, smartphones, home and living, fast-moving consumer goods, beauty and perfumes and other electronics. Our marketplace includes high volume items as well as more niche, tailored and personalized goods, which we refer to as “long-tail” goods. These long-tail goods offer consumers greater selection and help us increase consumer loyalty. The large number of sellers on our marketplace, and the pricing transparency that is inherent to our platform, lead to competition among our sellers and attractive prices for our consumers. Our consumers can access goods and services on our platform 24-hours a day, 7-days a week through our mobile applications and websites.
●	Product quality and consumer protection: In order to provide a quality experience, we have implemented standards that encourage our sellers to make quality their priority. Many of our sellers offer consumer protection programs, such as guaranteed returns and product warranties. We have established a data-driven seller scoring program that rewards sellers who consistently offer high-quality goods and are responsive to consumer needs, and we have a policy to delist sellers who violate our defined standards and rules. Our approach provides strong incentives for sellers to improve their operations.
●	Secure and convenient payments: Given that many consumers in Africa are new to e-commerce, reliability and security are critical in convincing consumers to make purchases online. We have developed tools and processes to enable consumers who prefer not to use cashless payment to pay in cash on delivery for most transactions. We have also developed our own payment solution, JumiaPay, in order to offer our consumers a safe, fast and easy payment solution, whether they shop using a desktop computer or a mobile device. As of December 31, 2021, one or more JumiaPay services were available in eight markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda.
●	Reliable and timely delivery: We have developed an integrated logistics service, Jumia Logistics, enabling us to fulfill and deliver orders even outside main urban centers in a timely and reliable manner. Through Jumia Express, we seek to provide consumers with a superior experience, as we store goods in our warehouses, seek to ensure full availability of all Jumia Express labeled goods and handle the packaging and delivery process, thus providing consumers with even faster delivery and more reliable fulfillment. Real-time information on delivery status makes the delivery process transparent for consumers.

Our Strengths

We believe that the following competitive strengths have contributed to our success and position us well for future growth.

Strengths Related to Our Competitive Position

Pan-African leader. We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred digital shopping destination for consumers. On our platform, we had a total of 8.0 million Annual Active Consumers as of December 31, 2021.

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

Trusted brand. Trust is critical in Africa, where people traditionally rely on face-to-face interaction to transact business. We believe that our targeted marketing efforts and consistent focus on delivering a high-quality seller and consumer experience have helped us to build a strong reputation and create a leading brand that consumers and sellers recognize and trust. Our brand is well known by consumers and sellers and is among the most recognizable in our regions of operation. For example, Jumia was ranked seventh in the 2020 Most Influential Brands survey in Egypt released by Ipsos in March 2021. The ‘Most Influential Brands Survey’ is a global Ipsos initiative, covering 14 markets and close to 800 brands worldwide in 2020. The survey was conducted in Egypt for the first time in 2020, covering 120 national and international brands and assessed their impact on Egyptian consumers based on multiple dimensions. Jumia topped the list in the digital and e-commerce sector in Egypt.

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

Efficient, centralized operational footprint. We centrally manage our operations, allowing for efficient decision making and planning. Our central functions facilitate organized knowledge and information sharing among our local operations, allowing us to test different versions of new technology, features and goods simultaneously in different markets and learn very quickly and efficiently. Our global technology center in Porto, Portugal, alongside our newly opened tech hub in Cairo, Egypt, provide the centralized, unified technology backbone for our operations in our three regions.

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

Continue enhancing the diversity and relevance of product assortment on our platform. Based on our knowledge of the African consumer, we believe selection and depth of assortment are critical drivers of consumer adoption and continuing loyalty in e-commerce. Over the past couple of years, we have significantly diversified our assortment and category mix with increased exposure to product categories that are relevant to consumers as part of their daily lives. The share of everyday categories which include categories such as Fashion, Beauty, Home & Lifestyle and Fast Moving Consumer Goods (“FMCG”) increased from 44% of GMV in 2019 to 64% in 2021. This was a result of a multi-year effort to develop strong relationships with the relevant brands and suppliers in these categories to offer consumers a deep product assortment within these categories. We intend to continue to invest in our seller platform, educating our sellers on how best to establish and grow their online presence, encouraging them to increase their assortment and improve the quality and usage of the data and marketing tools available to them. We are leveraging both local supply and our cross-border platform and tailoring our assortment to align with local customer preferences.

Drive consumer adoption and repurchase through consumer education and relevant marketing activities. As we operate in a nascent e-commerce environment, we view consumer education through appropriate marketing channels as critical levers to drive e-commerce adoption. Our consumers often cite the lack of understanding of how transactions work in practice as a hurdle to e-commerce adoption, e.g., that having a bank card is not a prerequisite for transacting online, that purchased goods can be returned and that one can shop online for a broad range of everyday needs. To drive consumer education and e-commerce adoption, we are investing in a multi-channel marketing approach. Our online marketing strategy follows a full-funnel approach, going beyond direct response ads, which are focused on consumer conversion, towards top-of-the-funnel activities such as video advertising to drive brand awareness and consumer consideration. We are also scaling our Key Opinion Leaders (KOLs) platform, leveraging social media channels to reach and educate consumers. Our offline marketing strategy is focused on driving brand visibility through targeted out-of-home campaigns leveraging geotargeting tools to identify underpenetrated areas. Lastly, we aim to increase our consumer repurchase rates through enhanced focus on the app, which allows us to drive re-engagement and repurchase in an effective manner with tailored push-notifications based on user signals such as the browsing and purchase history. Our AI-powered CRM growth tool is also a core lever of our retention marketing efforts allowing us to push personalized content and promotions to consumers leveraging data and user signals.

Enhance user experience throughout the customer journey and touch points with Jumia. We invest in our technology platform to build more products and features aimed at improving user engagement and enhancing the user experience. As we increase our depth of assortment, we continuously enhance our search and product sorting algorithm to improve user experience and product discovery. For example, we developed an AI-powered algorithm using a Learning-to-Rank (“LTR”) technique that leverages user signals (clicks, add-to-carts, orders etc.) and product information to optimize product ranking on category and search results pages resulting in improved conversion rates. We also plan to improve our personalization algorithms providing our consumers with even more relevant content and experience. To drive user engagement on our platform, we are leveraging gamification to enhance our commercial campaigns with gamified content such as digital treasure hunts, shake & win and many more animations. To further enhance our customer experience, we are continuously improving our fulfillment services with a focus on reducing delivery times and increasing convenience including expanding our network of pick-up stations where relevant to consumers,

Gradually monetize usage and assets of our platform through diversified revenue streams. We intend to further diversify our revenue mix by reducing our reliance on commission and fulfillment revenue through monetizing the broader assets of our platform. We intend to further develop Jumia Advertising which allows sellers and third-party advertisers to reach millions of users across 11 countries in Africa with granular targeting tools and a broad range of advertising solutions. In 2020, we opened up Jumia Logistics to third-party businesses, whether they are sellers on our platform or not, allowing them to leverage the Jumia Logistics platform for their fulfillment needs. This newly launched offering is experiencing strong momentum, as we shipped 8.6 million packages on behalf of over 1,400 clients in 2021. We also intend to monetize our JumiaPay payment processing solution as we take the services of JumiaPay off-platform, starting in Egypt.

Drive the development of JumiaPay. We intend to build a two-sided payment and fintech ecosystem with dedicated solutions to both consumers and sellers. On the merchant front, we intend to further improve our payment solutions by integrating a growing number of relevant payment methods while building more services that help sellers better manage and grow their businesses, such as data insights, marketing and loyalty solutions and many more. 2021 marked an important milestone in the journey of JumiaPay as we secured, through the National Bank of Egypt, the relevant licenses in Egypt to offer our payment processing services off-platform to third-party merchants. We intend to roll-out off-platform payment processing in Egypt in 2022 and seek additional licenses in selected other markets in Africa. Building upon our payment capabilities, we intend to further develop our range of financial services for merchants both on and off-platform, in particular merchant financing in partnership with third-party financial institutions which is currently a nascent activity on our platform. With respect to consumers, we intend to continue expanding the range of relevant digital services offered on our JumiaPay app and overlay additional financial services including buy-now-pay-later solutions in partnership with third-party financial institutions.

Increase cost efficiencies. We intend to grow usage of our platform and further develop JumiaPay in a cost effective, cash disciplined manner. Increasing volumes and scale allow us to generate fulfillment expense efficiencies while driving operating leverage on our fixed costs. We intend to further drive the business towards breakeven and have made meaningful progress towards improving our unit economics over the past couple of years.

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

Our footprint allows us to reach 46% of Africa’s 1.4 billion population and 69% of the 590 million internet users on the African continent. Countries in our footprint account for approximately 68% of Africa’s $2.9 trillion gross domestic product.

Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred shopping destination for consumers. In terms of GMV, in 2021, West Africa was our most important region followed by North Africa.

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

Jumia Marketplace

Our marketplace allows consumers to discover, research and buy goods and services and allows sellers to establish their own online presence and efficiently manage their online operations. Our sellers are comprised of key accounts, local sellers and international sellers. Key accounts are typically local official distributors of one or several international or large local brands, local large manufacturers or assemblers of goods or medium to large local retailers. Local sellers are usually professional traders, shop owners or small manufacturers or individuals, which accounted for the vast majority of our sellers in 2021. A small percentage of our sellers are international sellers based outside of Africa. These sellers are generally experienced in conducting cross-border business and are familiar with the processes of e-commerce.

On our marketplace, sellers offer goods from a wide range of categories, such as fashion and apparel, smartphones, home and living items, fast-moving consumer goods, beauty and perfumes and other electronic items. We also offer consumers easy access to a number of digital services, such as restaurant food delivery, airtime recharge, utility bills payments and many more.

The following chart shows the share of items sold by category in 2021:

Source: Company information

(1)	Includes services offered via the JumiaPay app
(2)	Fast-moving consumer goods

In 2021, we had over 1.1 billion visits. We believe that our marketplace is a starting point for many consumers to discover, research and buy goods and services.

Goods

We believe that our marketplace has the most extensive and relevant online collection of goods in Africa. In 2021, almost 90% of items sold on our platform were offered by third-party sellers (i.e., third-party sales). However, we also occasionally act as a seller ourselves by offering goods in selected categories (i.e., first-party sales) where we see unmet demand or the need to better control the consumer experience. While the vast majority of our sellers are located in the country in which the relevant transaction takes place, we allow sellers from selected non-African countries such as China to list their goods on our marketplace, providing them with easy access to African markets and valuable data and insights concerning commerce in Africa. Such sellers often offer goods that are not readily available in Africa or have better prices, which improves our attractiveness to African consumers.

We drive consumer engagement by focusing on a product selection along three dimensions: anchor brands (e.g., iconic, sought-after brands), bestsellers (e.g., fastest moving goods in the market) and “long-tail” goods (e.g., wide selection of goods not often sought, but that address specific consumer needs). We believe that our offering appeals to consumers, who value ease-of-use, a large product selection and competitive prices.

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

Food delivery: Since 2012, we have enabled food ordering and delivery in most of our markets. We provide restaurants with a sophisticated instant delivery network and data-driven insights. For our consumers, we provide access to a large range of local and international restaurants and dishes, from international chains to local restaurants. We have developed an easy-to-use and attractive interface and a proprietary geo-location mapping and rider tracking functionality, which has made delivery quick, transparent and convenient for consumers. A large number of restaurants we partner with prefer to use our logistics service to deliver food, benefitting from advanced tools, significant scale, and rider training to achieve a high level of consumer experience and cost efficiency. Today, we have partnerships with many local popular restaurants, including international chains. In 2021, we launched our food delivery services in Egypt and as of December 31, 2021, we offered food delivery in more than 70 cities across Africa.

On demand delivery services: Leveraging our logistics infrastructure and a growing demand from our consumers for “on demand instant delivery,” or “q-commerce” we launched a number of instant delivery services such as groceries, alcoholic beverages and a range of other convenience goods. We operate these services using our food-delivery logistics and technology infrastructure and provide third-party sellers with opportunities to connect and transact with consumers. We intend to further develop this activity particularly the on demand delivery of groceries which is a very good complement to our e-commerce platform allowing us to cover both the planned purchases of groceries alongside the more immediate grocery top-up needs of our consumers.

Airtime recharge, bills payment and other digital goods: Consumers can easily top up credits for their prepaid phone numbers from most major mobile service providers using their JumiaPay payment app. They can also pay their bills for various entities (including utility providers, such as gas, water, electricity, television subscriptions and school tuition payments). We are also offering more and more digital goods, such as coupons (local deals), vouchers (gaming, playstores: iTunes, Google Play), tickets (e.g. transportation, events) and financial services (insurance, credit and savings products). As of December 31, 2021, our JumiaPay app was available in Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda.

Classifieds: Our classified portals allow consumers to look for jobs, real estate, vehicles and other items to buy. Sellers include recruiters, real estate professionals, car dealers, individuals who sell used goods and a large number of small businesses that prefer to have direct on-site interaction with buyers, which facilitates price negotiation and cash payment, over online sales. Our classifieds portals were online in more than 40 African countries as of December 2021. We do not seek to extensively monetize this service, but rather generate further user engagement. As we consider our classifieds portals as ancillary to our core business, we adjust the countries of operation from time to time. For example, in March 2019, we agreed to sell our classifieds portals in Algeria, Morocco and Tunisia for a cash consideration of €0.2 million.

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

We have built an innovative logistics and delivery infrastructure that we believe is the leading e-commerce fulfillment and express delivery service in Africa. Our technology and data allow us to integrate our service providers, our own logistics management solutions and our partner network solutions. We support local entrepreneurs to help them enter into and succeed in the logistics industry by offering them relevant know-how, data, technology and tools. We have also developed a number of processes to benchmark the performance of service providers and to promote healthy competition between such service providers. Our logistics and delivery infrastructure positions us to effect deliveries not just to primary cities, but also to rural areas. In Jumia’s five largest markets (Nigeria, Egypt, Kenya, Morocco and Ivory Coast), more than half of the packages were delivered to primary cities, more than a quarter were delivered to rural areas and the remaining in secondary cities in 2021.

Jumia Logistics covers all stages of the fulfillment chain, including warehousing, inbound deliveries, picking and packing, last-mile and payment, tracking and return handling. Our warehouse infrastructure is based on a standardized model and software technology, operated and executed on a local level, and specifically tailored to e-commerce needs. It is designed to increase mid-mile efficiency and reduce lead times in fulfillment processes. As of December 31, 2021, Jumia Logistics platform consisted of over 700 logistics partners, a proprietary delivery fleet to fulfill express deliveries in select areas, more than 50,000 thousand sqm of warehousing space, more than 100 drop-off stations for sellers and almost 3,000 pick-up stations for consumers. All of our warehouse space is leased from third parties. We control the vast majority of inbound deliveries, whether they are made by sellers at our drop-off stations, picked-up from seller facilities, or picked and packed orders on behalf of sellers who use our storage service. Our tracking solution provides full visibility over the package journey. As part of our full-service fulfillment and express delivery infrastructure, we also control the collection and processing of returned merchandise for our sellers. For international sellers, we provide additional support concerning the import/export process.

Through our Jumia Express program, we seek to provide our consumers and sellers with a superior experience. Goods offered under our Jumia Express program are stored in our warehouses, allowing faster delivery to consumers without any involvement from the sellers. Sellers benefit as they do not need to arrange for storage of goods they offer via our marketplace or become involved in the fulfillment of individual consumer orders. While this service is yet to be meaningfully monetized, the planned roll-out of a targeted free shipping program for baskets of Jumia Express items above a minimum size will allow us to extract further revenue as we charge sellers a premium for this service. In 2021, Jumia Express accounted for 43% of the items sold via our platform.

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

Jumia Logistics set-up has been designed with a view to opening up our logistics services for third-party needs. In 2020, we took steps for the launch of our logistics “as-a-service” offering to allow third-party businesses, whether they are sellers on the Jumia marketplace or not, to use the Jumia Logistics platform for their fulfillment needs. In 2021, we shipped 8.3 million packages on behalf of more than 1,400 clients including large corporates such as banks, FMCG companies, mobile network operators as well as SMEs from a broad range of industries.

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

In connection with our initial public offering in April 2019, we entered into a private placement agreement with Mastercard, pursuant to which Mastercard purchased from us €50.0 million of our ordinary shares. In connection with this agreement, we entered into a commercial agreement with Mastercard Asia/Pacific, an affiliate of Mastercard. This commercial agreement has a term of ten years and provides Mastercard Asia/Pacific with priority in delivering payment network based solutions and technologies related to our business. It also positions us to partner with Mastercard on promotional activities. For example, we rolled-out “Mastercard Tuesdays” on our platform in Kenya, Nigeria and Egypt, during which JumiaPay consumers who pay using Mastercard enjoy an additional discount. For more information, see Item 10. “Additional Information—C. Material Contracts—Mastercard Agreements.”

In 2021, in partnership with JumiaPay in Egypt, the largest state-owned bank, National Bank of Egypt obtained the relevant licenses and approvals from the Central Bank of Egypt allowing us to offer payment processing services off-platform, on behalf of third-party merchants, in Egypt.

Consumer Payment and Financial Services

Our payment service, JumiaPay, together with its network of licensed payment service providers and other partners, enables sellers and consumers to transact using a diverse variety of payment methods for transactions conducted on marketplace. As of December 31, 2021, JumiaPay was available in eight markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda. In Nigeria, in order to ensure compliance with Central Bank requirements, we have agreed to adjust our operating model to partner with a third-party payment services provider for the processing of card transactions via JumiaPay. This change, which took effect in the beginning of March 2022, affected the payment experience in Nigeria and payment volumes on the platform. We secured a final payment solution service provider license in Nigeria on April 28, 2022.

JumiaPay has been adopted rapidly by consumers. TPV reached $263.3 million in 2021, an increase of 17.4% compared to 2020. The number of JumiaPay Transactions reached 12.1 million in 2021 compared to 9.6 million in 2020, taking on-platform penetration of digital payment as a percentage of orders to 35.5% in 2021, up from 34.5% in 2020.

To further drive consumer engagement and to benefit from the increasing share of mobile internet penetration, we have developed our JumiaPay app, which allows consumers to access a broad range of digital services offered by third-party providers (e.g., airtime recharge or utility payments) as well other Jumia platforms, such as Jumia Food or our physical goods marketplace. We designed our app to offer an easy and efficient mobile-only user experience, with innovative features to optimize consumer experience, drive higher conversion and encourage repeat transactions. To use the app, consumers need to create a JumiaPay account, which they can link to an underlying payment method of their preference, including a credit or debit card, bank account or third-party e-wallet. The JumiaPay app is currently available in eight countries: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda.

As of the date of this Annual Report, JumiaPay does not operate as a full-fledged eWallet, i.e., it does not provide the full functionality of an eWallet (e.g. store value, P2P). The current version of our eWallet operates as a pass through with a number of different payment gateways and provides our consumers with cashback and top-ups, which are similar to vouchers and have the primary purpose of encouraging consumer loyalty. Cashback and top ups cannot be withdrawn or transferred from the eWallet. Instead, they can only be used as credit toward subsequent purchases on our platform

We have built our app to collect, store and use data, with the perspective to integrate financial services for consumers. Through our app as well as the multiple touch points we have with consumers, we are able to track user activity, purchase and payment behavior, and use this data to improve credit scoring of our consumers, cross- and up-sell our services and personalize the consumer experience.

We believe that the growth of JumiaPay has significantly benefited, and will continue to benefit, from our marketplace, which gives us access to a large potential user base. We intend to continue to add more payment options, digital services and financial services to enhance the relevance of our payment and fintech proposition to consumers.

Seller Payment and Financial Services

Via Jumia Lending, our sellers have access to financing solutions offered by various credit partners (e.g., microcredit institutions, banks). Our financial services offering is designed to cater to the needs of our growing seller base as our sellers are often small businesses with limited to no access to financial institutions but who require financial assistance to grow and expand their businesses. Our financial services are currently available to sellers in Nigeria, Kenya, Ivory Coast, Egypt and Ghana and we intend to offer such financing services in other markets in the medium-term. We believe that this initiative is very relevant for our sellers, because it increases their engagement with Jumia and provides them with capital which in turn can help them to grow. It is also a potential additional revenue source for Jumia in the long-term as it helps us develop a broader range of financial services for sellers and SMEs.

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

In Egypt, we are in the process of expanding our payment processing services off-platform to third-party merchants as part of our JumiaPay Business platform which encompasses payment, financial services and marketing tools.

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

Sources: Sagaci Research Jumia brand surveys, February 2019

(1)	% of online shoppers who know Jumia and bought on Jumia within the last 12 months prior to the survey date
(2)	% of online shoppers who bought on Jumia within the last 12 months prior to the survey date

Other key results of these surveys include:

●	81% of the respondents know Jumia, based on aided awareness questions. Aided awareness reached 89% for “online shoppers” and 74% for “non-online shoppers.”
●	62% of “non-online shoppers” who know Jumia would consider trying out Jumia in the next 6 to 12 months.
●	The three main reasons for not buying online for the “non-online shoppers” are that (i) they do not know how to shop online, (ii) they think online products are not genuine and (iii) they cannot verify the quality of online products.

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

With a view to increasing e-commerce adoption and growing consumer engagement, we leverage both performance channels (i.e., marketing channels where we only pay based on measurable results) and non-performance channels in our marketing activities. Some of our performance marketing channels include:

●	Search engine optimization / app store optimization: By analyzing the relevance of key search terms and ensuring that our mobile applications, mobile-optimized websites and traditional websites are designed to best utilize such relevant terms, we constantly work to improve our design to ensure that our mobile applications, mobile-optimized websites and traditional websites are ranked high in organic searches and the maximum relevant traffic is directed to them.

●	Search engine marketing: We further selectively rely on search engine marketing that involves the promotion of our websites by increasing their visibility in search engine results pages, primarily through paid advertising.
●	Paid social media: In our use of social media channels, we rely primarily on Facebook. We also use other social media platforms such as Instagram. Social media channels help us improve our brand recognition and generate additional word-of-mouth referrals and thereby new consumers. Our online marketing strategy follows a full-funnel approach, going beyond direct response ads, which are focused on consumer conversion, towards top-of-the-funnel activities such as video advertising to drive brand awareness and consumer consideration.
●	Affiliation marketing: Affiliates have the opportunity to promote, grow and earn a commission percentage of the sale tracked, and in return, this helps us increase our sales and brand awareness through third-party marketing activities. We have developed our own tools for tracking orders and identifying qualified orders.
●	Consumer relationship management: Our consumer relationship activities (CRM) serve as a free engine for re-engagement of our visitors and consumers through all type of notifications (e.g., app notifications, web notifications, SMS, emails). Our artificial intelligence-powered CRM growth tool is a core lever of our marketing efforts allowing us to target our audiences in a more granular manner and push personalized content leveraging data which helps us to both reduce opt-outs and drive usage uplift.
●	Vouchers: We create specific incentives to encourage consumers to try Jumia for the first time, or to re-engage with consumers who have not been active for a certain period, or to drive certain specific volume to certain categories.
●	Offline marketing: In certain markets in which we operate, we have launched our sales program JForce, which consists of independent sales consultants that earn commissions by selling the goods and services that we offer on our platform to their personal or professional networks. The profile of our consultants is very diverse, comprising students, young professionals, and moms as well as small shops and retailers. We are also testing a limited number of “physical stores” to allow consumers to directly interact with Jumia in person.

Alongside performance marketing channels, a number of non-performance channels form a core part of our marketing strategy, including the following:

●	Social media influencers: To strategically increase our overall reach and enhance brand perception, we also selectively work with influencers (e.g., local celebrities, Key Opinion Leaders, or KOLs, niche publishers and content creators) across a large number of social media channels as well as YouTube. We are building a leading network of influencers on social media in Africa. In 2021, we already had almost 300 active influencers in our network. We introduced a proprietary KOLs management platform that allows us to acquire, manage, track and compensate KOLs in a fully automated manner, thereby helping us scale this channel in an effective manner.
●	YouTube: We further leverage our YouTube channel to run video campaigns to maximize our coverage, especially during our promotional events. By using videos as a separate marketing channel, we are able to achieve quantifiable impact over our organic channels, while also using video as a market research tool.
●	Offline marketing: We invest in offline marketing and mass media in order to build awareness of our brand and increase traffic to our platform. For example, we run various localized TV and radio campaigns and also use billboards to further build trust and awareness. These channels further help us to address another category of consumers, which we may not necessarily reach through online marketing. In addition, our on-ground presence through agencies and street activation teams contributes to our offline marketing presence. Our offline marketing strategy seeks to drive brand visibility through targeted out-of-home campaigns leveraging geotargeting tools to identify underpenetrated areas.

As part of our general marketing strategy, we create promotional events that are relevant to consumers. Large campaigns are typically executed simultaneously in all our major markets. However, start dates may vary by a few days due to local holidays. For other campaigns, more flexibility exists as to the dates and the commercial intensity of the campaign.

Our marketing strategy follows a data-driven approach and leverages the large amount of data collected through our operations. To optimize our overall marketing spend and allocation by channel, in addition to our existing marketing optimization tools, we deployed in 2021 an enhanced Return On Marketing Investment (“ROMI”) model. This is a customized engine trained on multiple years of Jumia data to model the differentiated impact of various marketing activities and channels on customer acquisition and loyalty, informing the marketing budget allocation.

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

Technology and Data

We consider ourselves to be a technology company and believe that we have the most advanced and sophisticated e-commerce platform in the markets in which we operate. Our platform is operated by more than 400 technology professionals, providing us with significant innovative potential as we continually seek to expand and optimize our technology infrastructure. Our technology experts are predominantly located in our global technology centers in Porto, Portugal, as well as our newly launched tech hub in Cairo, Egypt. Portugal is well located to serve Africa in terms of time zones and travel options, is part of the European Union, which allows us to recruit talent on a European level and provides a favorable cost of living environment. Our technology center in Egypt allows us to tap into the growing technology talent pool in Egypt and counted over 100 technology professionals as of December 31, 2021, supporting all business areas and countries.

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

As mobile traffic accounted for the majority of our overall platform traffic 2021, our front-end development focuses primarily on features that improve user experience on mobile devices. We specifically optimize our mobile applications for size, in order to make them easier for consumers to download or to upgrade. We also invest significant resources in optimizing the speed of our mobile applications to help consumers save time while browsing our mobile applications.

We analyze seller and consumer behavior, and we tailor the design and the content of our mobile applications, mobile-optimized websites and traditional websites to ensure that they stay relevant to consumers. We prioritize all new developments and new features based on local insights that we are able to gather with our local teams.

We make significant investments in our innovation and research and development activities. For example, we currently focus on machine learning and artificial intelligence (e.g., search algorithm, return rate prediction, enhanced programmatic marketing), hybrid infrastructures and operation system virtualization (e.g., enhanced elasticity and resilience of infrastructure, cost optimization and waste reduction) as well as micro-services. Those investments typically contribute to improved user experience of our platforms and higher conversion rates. In 2022, we also intend to focus on investments into information technology and systems to protect the security, integrity and confidentiality of our data.

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

Our offline competitors vary from market to market but typically include traditional brick-and-mortar retailers such as local or regional retails chains and informal, local stores. Our main online competitors include Amazon and noon in Egypt, Takealot and Superbalist (all part of the Naspers group) in South Africa, and Konga in Nigeria. Several global websites, such as Amazon, Asos, AliExpress (part of Alibaba group), and Shein also offer shipping services to certain African countries for a selection of products. With respect to JumiaPay, we face competition from a fragmented and growing base of fintech firms such as OPay and PalmPay in Nigeria. With respect to food delivery services, we face competition from Glovo, UberEats and Bolt Food.

Employees and Culture

Our employees are based in 17 countries, and 35% of our employees were female and 65% were male as of December 31, 2021. Our corporate culture is anchored in our entrepreneurial and collegial roots, and our employees are deeply committed to our success:

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

Insurance Coverage

We have taken out a number of group insurance policies that are customary in our industry, such as cyber security insurance, property and loss of earnings insurance, business liability insurance, including insurance for product liability, transport insurance and environmental liability insurance. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.

Facilities

Our headquarters are located at Skalitzer Straße 104, 10997 Berlin, Germany. Our lease is on a monthly basis.

As of the date of this Annual Report, we do not own any real estate property. The following table provides an overview of our material leased real estate property:

	Approximate size of
Location	effective area	Primary use
	(in square meters)
Plot 4, Block A, Surulere Industrial road, Ogba Scheme, Ikeja, Lagos, Nigeria	9,566	Warehouse
272/273 the city center ,2nd section, new cairo ,Cairo, Egypt.	2,173	Office
90's street , city center, 2nd section, building no. 185, 5th settlement ,New Cairo, Cairo ,Egypt	2,568	Office
Godown Space, 202489, Mombasa Road, Nairobi, Kenya	3,277	Warehouse
Zone Industrielle Koumassi, Abidjan, Ivory Coast	9,900	Warehouse
Unit 6, 7, 8, West Building North Precinct, Topaz Boulevard Montagu Park, Cape Town, South Africa	8,037	Warehouse
Rua Ricardo Severo, No. 3 - 1st, 2nd, 3rd and 4th Floor, 4050‑515 Porto, Portugal	2,720	Office
Office No. 1702, Plot No. 296, One by Omniyat Tower, Business Bay, Dubai UAE	298	Office
Skalitzer Straße 104, 10997 Berlin, Germany	20	Office
Plot 6, Block A, Ogba Industrial Estate, Ogba ,ikeja Lagos, Nigeria	6,782	Warehouse
349 Herbert Macaulay, Yaba Lagos State, Nigeria	1,898	Office
Route D'el Jadida, Casablanca	3,318	Warehouse
plot No. 85 - Industrial Zone - New Cairo - Cairo	4,895	Warehouse
Kantaria House, 25 Muindi MbinguStreet, Nairobi	1,180	Warehouse
97 Durham Avenue, Salt River, South Africa	1,500	Office
N°123 Dely Ibrahim, Alger, Algerie	2,100	Office
155 Bd d'Anfa, Casablanca	678	Office
Rue du lac Huron du côté Est, 1053 Tunis	1,799	Office
Maua Close-Off Parklands Road Westlands, Nairobi, Kenya	1,938	Office
Rue de l'Artisanat à Charguia, Tunisia	2,000	Warehouse
Thiaroye Sud, Dakar, Senegal	3,865	Warehouse

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

As previously disclosed, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us and other defendants, including certain current and former members of our management and supervisory boards, in 2019. The cases asserted claims under federal securities laws based on alleged misstatements and omissions in connection with, and following, our initial public offering. On August 11, 2020, we reached an agreement to fully resolve all of the actions, subject to conditions including court approval. Under this agreement, in which the defendants did not admit any liability or wrongdoing, Jumia made a settlement payment of $5 million on January 18, 2021, $1 million of which was funded by insurance coverage proceeds received on January 13, 2021. The U.S. District Court for the Southern District of New York and the New York County Supreme Court approved the settlement agreement in March 2021. No shareholders have filed objections to the settlements.

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

Data Protection

Following the introduction of comprehensive data protection legislation in Nigeria, Kenya and Uganda in 2019, and in Egypt in 2020, all countries in which we operate have personal data protection laws, although the regulatory authorities responsible for implementation of data protection legislation are not yet fully resourced and operational in some of our countries of operation. We are furthermore subject to the EU General Data Protection Regulation which came into force in May 2018 and has extra territorial effect in respect of data collected from individuals situated in the European Union.

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

In 2020, the Standards Organisation of Nigeria published draft E-Commerce Guidelines for consultation, which includes proposals for extensive product warranties in respect of products sold online. Other countries in which we operate, including Egypt and Kenya, have announced initiatives to evaluate e-commerce regulation or are in the early stages of preparing draft legislation to expand e-commerce regulation.

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

We offer certain payment and financial services to our consumers and sellers across the various African markets in which we operate. In a number of jurisdictions we offer services as a payment service provider (“PSP”) for our marketplace. While we do not hold licenses to operate as a PSP for third-party merchants in all of our markets, we are permitted to offer JumiaPay services in certain markets for our marketplace through agreements we have with existing licensed banks or PSPs. We secured a payment solution service provider license in Nigeria on April 28, 2022 which will allow us to operate as an independent PSP in Nigeria. Additionally, we will gradually apply with the relevant authorities in other countries to receive full PSP granting authorization to independently process payments for third parties, where permissible or take other steps to acquire required licenses. We cannot guarantee that such licenses will be granted or, where granted, that they will be retained.

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

C. Organizational Structure

Please refer to Note 6 to our audited consolidated financial statements included elsewhere in this Annual Report for a listing of the company’s consolidated subsidiaries, including name, country of incorporation, and proportion of ownership interest.

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

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. Prior to April 1, 2021, the functional currency of Jumia Technologies AG and all its German subsidiaries was the Euro. The increase of our cash balances in USD as a result of our successive equity fund raisings required us to change our functional currency from EUR to USD. The change in functional currency was accounted for prospectively from April 1, 2021. Also effective April 1, 2021, consistent with the change in functional currency, we elected to change our presentation currency from EUR to USD. The change in presentation currency was accounted for retrospectively. Accordingly, comparative information for 2019 and 2020 has been restated. For more information, see Note 4 to our audited consolidated financial statements.

For a discussion of the year ended December 31, 2019, refer to our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2019, "Item 5: Operating and financial review and prospects" as supplemented by the revisions shown in the first table under “—A. Operating Results—Comparison of Fiscal Years Ended December 31, 2019, December 31, 2020 and December 31, 2021—Consolidated Statement of Operations”.

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

On our marketplace, a large and diverse group of sellers offer goods across a wide range of categories, such as fashion and apparel, beauty and personal care, home and living, fast moving consumer goods, smartphones and other electronics. We also provide consumers with easy access to a range of on-demand services via our Jumia Food platform, including delivery, from restaurants, grocery shops and convenience outlets. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment, transport ticketing as well as financial services such as micro-loans, insurance or savings products. We had 8.0 million Annual Active Consumers as of December 31, 2021. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2021, although we undertook more business on a first-party basis within the FMCG category, and the grocery sub-category in particular, almost 90% of the items sold on our marketplace were offered by third-party sellers.

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

Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, JumiaPay, to facilitate cashless online transactions between participants on our platform, with the intention of integrating additional financial services in the future. JumiaPay encompasses a number of functionalities. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay also has a dedicated payment app, the JumiaPay app, through which we offer consumers a number of digital lifestyle services from a broad range of third-party service providers. Lastly, through Jumia Lending, our sellers can access financing solutions provided by third-party financial institutions, leveraging data from the sellers’ transactional activity on our platform for credit scoring purposes. We intend to continue expanding the range of payment and financial services offered to both consumers and sellers as part of the Jumia ecosystem. As of December 31, 2021, one or more JumiaPay services were available in eight markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda. JumiaPay Transactions and Total Payment Volume (“TPV”) have both increased substantially since its launch. The number of JumiaPay Transactions reached 12.1 million in 2021 compared to 9.6 million in 2020. TPV reached $263.3 million in 2021, up 17.4% compared to 2020.

Our operations benefit from centralized decision-making and a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform has been developed by our technology and data team, which is predominantly located in Portugal and, more recently, Egypt. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our consumer experience more personal and relevant, and enable us, selected sellers and logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and may benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.

Over the past couple of years, we placed significant emphasis on strengthening the fundamentals of our business through further diversifying our product category mix, enhancing our unit economics and strengthening our balance sheet. On the product category mix, we have reduced our reliance on phones and electronics, and successfully increased the share of everyday product categories, which changed from contributing 44% to Gross Merchandise Value (“GMV”) in 2019 to 57% of GMV in 2020 to 64% of GMV in 2021. With respect to unit economics, in parallel with the increased share of everyday product categories, which are higher percentage take-rate categories compared to phones or electronics, we also generated fulfillment expense efficiencies. This allowed us to generate positive gross profit after fulfillment expense for 9 consecutive quarters as of the fourth quarter of 2021, which is a major milestone on our path to profitability. Lastly, we raised a total of $570 million in net proceeds in the course of two offerings completed in late 2020 and early 2021, providing us with the necessary liquidity to execute on our growth acceleration strategy.

In 2021 and in the second half of 2021 in particular, leveraging these strong fundamentals, we placed greater emphasis on growth acceleration with a view to scaling our business to take it to profitability. We increased investments in consumer adoption deploying a higher amount of consumer incentives which increased from $8.5 million in 2020 to $25.2 million in 2021 and higher sales and advertising spend, which increased from $37.1 million in 2020 to $81.9 million in 2021. We also made further investments to enhance user experience on our platform, particularly on the technology front, increasing technology and content expense by 23% year-over-year from $31.8 million in 2020 to $39.2 million in 2021. As a result, 2021 marked an acceleration in usage growth dynamics compared to 2020. Annual Active Consumers reached 8.0 million, up 17% year-over-year, compared to 12% year-over-year growth in 2020. Orders reached 34.0 million in 2021 up 22% year-over-year, compared to 5% year-over-year growth in 2020. Following a contraction in 2020, GMV increased by 4% in 2021 compared to 2020, reaching $990.6 million. In parallel, gross profit, which is net of consumer incentives, continued to grow reaching $110.5 million in 2021 compared to $106.0 million in 2020.

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

Our first-party revenue is derived from activities where we act directly as the seller. We refer to these sales as first-party sales and generally undertake them in an opportunistic manner to complement the breadth of the product assortment on our platform, usually in areas where we see unmet consumer demand. In 2021, we conducted more business on a first-party basis in FMCG, and in particular in the grocery sub-category, as we sought to increase the breadth of assortment of these categories on our platform.

Non-platform revenue mainly includes at this stage revenue generated from our logistics-as-a-service offering where third-party businesses access the Jumia Logistics platform for their fulfillment needs.

The following table shows a breakdown of our revenue for the years ended December 31, 2019, 2020 and 2021 by source:

	For the year ended December 31,
	2019	2020	2021

	(in USD millions)
Marketplace revenue(1)	87.8	107.1	108.2
Commissions	28.0	39.5	35.3
Fulfillment	30.1	37.0	36.4
Marketing and advertising	6.8	8.8	10.8
Value-added services	22.9	21.8	25.7
First-party revenue(2)	90.9	50.4	65.1
Platform revenue(3)	178.7	157.5	173.3
Non-platform revenue(4)	0.9	1.9	4.6
Total revenue	179.5	159.4	177.9
Cost of revenue	(94.6)	(53.4)	(67.4)
Gross profit	84.9	106.0	110.5
(1)	Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(2)	First-party revenue corresponds to sales of goods shown in Note 23 to our audited consolidated financial statements.
(3)	Platform revenue is the sum of marketplace revenue and first-party revenue.
(4)	Non-platform revenue corresponds to other revenue shown in Note 23 to our audited consolidated financial statements.

Our primary sources of revenue are fulfillment and commissions from third-party sales as well as first-party revenue from sales of goods.

The relative proportion of third-party and first party sales varies from period to period. Shifts in the relative proportion of third-party and first-party sales do not have a meaningful impact on GMV, orders, Annual Active Consumers or Quarterly Active Consumers. However, these shifts trigger substantial variations in our revenue, as we record the full sales price net of returns and VAT as revenue for first-party sales and only a percentage of the sales price (commission) net of returns and VAT as revenue for third-party sales. For first-party sales, we incur cost of revenue, primarily related to the purchase price of the goods sold. For third-party sales, we do not incur comparable cost of revenue as the purchase price of the goods sold is borne by the third-party seller. Accordingly, we steer our operations not on the basis of revenue, but rather on the basis of our gross profit, which corresponds to revenue less cost of revenue, as changes between third-party and first-party sales are largely eliminated on the gross profit level.

Key Performance Indicators

The following table sets forth our key performance indicators for the years ended December 31, 2019, 2020 and 2021.

	For the year ended December 31,
	2019	2020	2021

	(in millions)
Annual Active Consumers	6.1	6.8	8.0
Orders	26.5	27.9	34.0
GMV	$1,154.1	$955.5	$990.6
TPV	$139.1	$224.3	$263.3
JumiaPay Transactions	7.6	9.6	12.1
Adjusted EBITDA	$(204.5)	$(136.3)	$(196.7)

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns. Starting from the fourth quarter of 2021, we have introduced Quarterly Active Consumers, which refer to unique consumers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.

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

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the year, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for understanding our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations.

•for planning purposes, including the preparation of our internal annual operating budget and financial projections.

•to evaluate the performance and effectiveness of our strategic initiatives; and

•to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the year. Some of the limitations are:

•Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes.

•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the year.

The following table provides a reconciliation of loss for the year to Adjusted EBITDA for the periods indicated:

	For the year ended December 31,
(USD million)	2019	2020	2021
Loss for the year	(254.2)	(183.7)	(226.9)
Income tax expense	0.6	3.0	0.4
Net Finance costs / (income)	(1.5)	10.4	(14.4)
Depreciation and amortization	8.9	9.3	9.7
Share-based compensation	41.7	24.7	34.5
Adjusted EBITDA(1)	(204.5)	(136.3)	(196.7)
(1)	Unaudited

The following table provides a reconciliation of loss for the year to Adjusted EBITDA for each fiscal quarter for the periods indicated.

	2020(1)				2021(1)
	First	Second	Third	Fourth	First	Second	Third	Fourth
(USD million)	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Loss for the year	(46.6)	(43.3)	(38.2)	(55.5)	(24.9)	(51.2)	(65.6)	(85.1)
Income tax expense	0.1	0.5	0.9	1.4	0.3	(0.3)	0.1	0.4
Net Finance costs / (income)	(1.7)	1.4	4.1	6.6	(15.9)	(0.1)	1.5	0.1
Depreciation and amortization	2.4	2.3	2.2	2.4	2.3	2.3	2.4	2.6
Share-based compensation	6.6	2.9	4.0	11.2	5.8	7.6	9.2	12.0
Adjusted EBITDA(1)	(39.3)	(36.2)	(27.0)	(33.8)	(32.6)	(41.6)	(52.5)	(70.0)
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

Factors Affecting our Financial Condition and Results of Operation

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Financial Strategy

Our financial strategy seeks to balance four main objectives, growing the profitable usage of Jumia alongside the development of JumiaPay while driving gradual monetization of our platform and generating cost efficiencies. We manage this equation on a dynamic basis and place more or less emphasis on each of these objectives as we progress.

In 2021, we leveraged the fundamentals and efficiency gains achieved over the past two years to accelerate usage growth and scale the business on our path to profitability. We increased our overall level of investment in the business, which led to an increase in operating loss from $170.3 million in 2020 to $240.9 million in 2021 as a result of an increase in investments in two main areas. The first area was consumer adoption with an increase in the amount of consumer incentives and sales and advertising expense in 2021 compared to 2020 to drive brand awareness, purchase intent and support conversion rates. The second area of investment was the development of our platform with higher technology and content spending, almost doubling our headcount year-over-year to build more products and features to enhance the user experience and engagement on the platform. These increased investments supported usage growth acceleration on our platform in 2021, and in the fourth quarter of 2021 in particular, where we reached all-time quarterly highs in each of Quarterly Active Consumers, Orders and GMV.

Number of sellers and goods and services offered by those sellers

The success of our marketplace, which is central to our business model, is driven by the breadth and quality of the goods and services offered, which depend largely on the number of sellers on our marketplace and their ability to increase the range of goods and services they offer to our consumers. The number of sellers who received an order on our marketplace within the 12-month period preceding the relevant date, irrespective of cancellations or returns, was more than 100 thousand as of December 31, 2021. The number of sellers offering similar goods on our marketplace is a key driver of price attractiveness and quality of service, as they compete for market share on our marketplace. Competition between sellers is also essential to our monetization, as it increases the appetite for sellers to use our services that are geared toward enhancing the sellers’ visibility or their quality of service.

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

In parallel, we are working on diversifying our base of sellers and are developing our cross-border business. As part of our cross-border business, we allow international sellers from selected non-African countries to reach African consumers through our marketplace, which has helped accelerate the number and diversity of goods available on our marketplace, as such sellers tend to carry a large assortment of goods. Another ongoing initiative is our seller financing service, which provides sellers in a number of our markets with access to financing options offered by third-party financial institutions, positioning them to grow their businesses. We have observed that our local sellers tend to have difficulty accessing attractive financing options, and if we help them to do so, they are often able to access capital on more attractive terms, driving higher engagement with us. We intend to expand the geographic reach of this service and increase its adoption and usage among our sellers.

Growth and engagement of our Annual Active Consumers

The acquisition, engagement and retention of users on our platform is a key driver of our financial performance. As of December 31, 2021, we had 8.0 million Annual Active Consumers up from 6.8 million Annual Active Consumers as of December 31, 2020.

The pace of consumer acquisition and level of re-engagements tends to be closely related to the amount and effectiveness of our sales & advertising investments.

User engagement also depends on the depth and relevance of our marketplace assortment. We see an opportunity to continue improving usage and repeat purchase dynamics on our platform by driving the growth of everyday product categories including digital services, FMCG, fashion and beauty which are affordable entry points into the ecosystem and drive higher consumer lifetime value. The share of these everyday categories has increased from 44% of GMV in 2019 to 64% in 2021.

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

We have experienced an improvement in the rate of Cancellations, Failed Deliveries and Returns (“CFDR”) as % of GMV as a result of the increased penetration of pre-payment on our platform as well as various operational measures aimed at reducing instances of order cancellations. The CFDR rate as a percentage of GMV improved from approximately 25% in 2020 to 22% in 2021. The CFDR rate as a percentage of Orders remained steady at 16% in 2021 when compared to 2020. The ratio is typically lower when expressed as a percentage of Orders than GMV as higher average item value orders tend to show higher CFDR rates.

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

On a consolidated basis, fulfillment expense increased by 12.1% between 2020 and 2021 while Orders increased by 22.0% over the same period, as we continued driving fulfillment efficiencies in 2021.

Technology and data

We continuously invest in our technology, data collection and analytics capabilities. We operate our technology center in Porto, Portugal, alongside our newly opened tech hub in Cairo, Egypt, which provides the centralized and harmonized technology backbone for our operations across our three regions. Our research and development activities focus on the production, maintenance and operation of new and existing goods and services. We see our technology and content expense as an investment in future growth and improved experience and satisfaction for our ecosystem participants. In 2022, we intend to focus on information technology and systems to protect the security, integrity and confidentiality of our data in addition to investments that contribute to improved user experience of our platforms and higher conversion rates.

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

The following tables show the development of our quarterly GMV, revenue and gross profit for each quarter in 2019, 2020 and 2021:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(unaudited, in USD millions)
2019(1)
GMV	242.8	295.9	290.5	324.8
Revenue	35.7	43.6	45.5	54.7
Gross profit	17.3	18.9	21.1	27.6
2020(1)
GMV	209.5	251.1	220.4	274.6
Revenue	32.3	38.5	39.3	49.3
Gross profit	20.3	25.6	27.1	33.0
2021(1)
GMV	198.9	223.5	238.1	330.1
Revenue	33.0	40.2	42.7	62.0
Gross profit	24.6	26.8	25.5	33.7
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period

We believe that our business will continue to show seasonal patterns in the future. For further information on our quarterly performance, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Comparison of Fiscal Years Ended December 31, 2020 and December 31, 2021—Consolidated Statement of Operations—Quarterly Data.”

Macroeconomic condition and political environment

Our consumers are primarily located in three African regions comprising 11 countries. Our results of operations and financial condition are significantly influenced by political and economic developments in these countries and the effect that these factors may have on demand for goods and services. The COVID-19 pandemic and the fluctuations in oil and commodity prices may in the short to medium term pose significant macroeconomic challenges. We look at the macroeconomic environment based on a number of factors, which include consumer confidence index, business confidence index, GDP growth, currency exchange rates, inflation rates, access to capital and foreign exchange. Our results are positively affected when such factors are developing positively, and negatively affected when such factors are developing negatively.

Components of our Results of Operations

Revenue

We generate revenue primarily from commissions, sale of goods, fulfillment, marketing and advertising, and provision of other services:

Commissions: Commissions relate to the online selling platform, which provides sellers the ability to sell goods directly to consumers. Jumia generates a commission fee, normally a percentage of the selling price, which is based on agreements with the sellers. Jumia’s performance obligation with respect to these transactions is to arrange the transaction through the online platform. The Group does not have any discretion in setting the price of the goods to be sold, nor does it bear any inventory risk for the goods to be shipped to the consumer. As such, we are considered to be an agent in these transactions and recognize revenue on a net basis for the agreed upon commission at the point in time when the goods or services are delivered to the end customer.

Sales of goods: Revenue from sales of goods relates to transactions where we act directly as the seller, i.e., where we enter into an agreement with a consumer to sell goods. These goods are sold for a fixed price, as determined by us, and we bear the obligation to deliver those goods to the consumer. As such, we are considered to be the principal in these transactions and recognize revenue on a gross basis for the selling price at the point in time when the goods are delivered to the consumer. The delivery of the goods is not a separate performance obligation, as the consumer cannot benefit from the goods without the delivery, which must be performed by us. Therefore, revenue for goods and delivery are recognized at a point in time.

Fulfillment: We provide certain fulfillment services on our marketplace and generally charge a “delivery fee” to consumers. We also provide subscription services to end consumers. The price for fulfillment services are defined at the time of purchase through our platform, and we have unilateral power in establishing these fulfillment services. We are therefore the principal in these transactions and fulfillment fees are recognized on a gross basis in revenue. The revenue from fulfillment services is recognized when the goods are delivered to the end consumer, except for subscription services where it is recognized over a period of time, generally shorter than one year.

Marketing and advertising: The Group provides advertising services to vendors and non-vendors, such as performance marketing campaigns, placing banners on our platform or sending newsletters and notifications. The advertising services are contractually agreed with the advertisers. As we establish pricing and are primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. The campaigns and banners can be run for a short period as well as be spread over a year and are therefore recognized at a point in time or over the period.

Value added services: We provide other services to sellers for which charge fees such as logistics services, packaging of products ahead of shipment and technical support. As we establish pricing, revenue is recognized on a gross basis. Revenue for logistics is recognized over the period of storage of the goods while revenue for packaging of products and technical support is recognized when the respective service is completed.

We grant incentives to end consumers and subsidies to marketplace vendors. Incentives to end consumers, which include discounts or vouchers, and marketplace subsidies to vendors are consideration payable to a customer and are recognized as a reduction of revenue.

If the consideration in a contract includes a variable amount, we estimate the amount of consideration to which we will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and will not be changed until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

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

We pay sales commission or fees to parties for each contract that we obtain. We apply the optional practical expedient to immediately expense costs to obtain a contract if the amortization period of the asset that would have been recognized is one year or less. As such, sales commissions and fees are immediately recognized as an expense and included as part of sales and advertising expense.

Cost of revenue: Our cost of revenue consists primarily of the purchase price of consumer products where we act directly as the seller. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and payment processing expenses for countries where JumiaPay operates are also included in cost of revenue.

Fulfillment expense: Fulfillment expense consists of expense related to services of third-party logistics providers, which we refer to as freight and shipping, and expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping. Fulfillment expense other than freight and shipping represents those expenses incurred in operating and staffing our fulfillment and consumer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing consumer orders for shipment, including packaging materials. Lease expenses are primarily classified as general and administrative expense. Fulfillment expense also includes expense relating to consumer service operations.

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

A. Operating Results

Comparison of Fiscal Years Ended December 31, 2020 and December 31, 2021

Consolidated Statement of Operations

	For the year ended December 31,
	2019	2020	2021

	(in USD millions)
Revenue	179.5	159.4	177.9
Cost of revenue	(94.6)	(53.4)	(67.4)
Gross profit	84.9	106.0	110.5
Fulfillment expense	(86.6)	(79.1)	(88.7)
Sales and advertising expense	(62.7)	(37.1)	(81.9)
Technology and content expense	(30.5)	(31.8)	(39.2)
General and administrative expense(1)	(161.8)	(132.0)	(142.8)
Other operating income	2.2	3.8	1.4
Other operating expense	(0.6)	(0.1)	(0.3)
Operating loss	(255.1)	(170.3)	(240.9)
Finance income	4.4	5.6	24.8
Finance costs	(2.9)	(16.0)	(10.3)
Loss before income tax	(253.5)	(180.7)	(226.5)
Income tax expense	(0.6)	(3.0)	(0.4)
Loss for the year	(254.2)	(183.7)	(226.9)

(1)	Includes share-based payment expense of $41.7 million in 2019, $24.7 million in 2020 and $34.5 million in 2021.

Revenue

The following table shows a breakdown of our revenue in 2019, 2020 and 2021 by source:

	For the year ended December 31,
	2019	2020	2021

	(in USD millions)
Marketplace revenue(1)	87.8	107.1	108.2
Commissions	28.0	39.5	35.3
Fulfillment	30.1	37.0	36.4
Marketing and advertising	6.8	8.8	10.8
Value-added services	22.9	21.8	25.7
First-party revenue(2)	90.9	50.4	65.1
Platform revenue(3)	178.7	157.5	173.3
Non-platform revenue(4)	0.9	1.9	4.6
Total revenue	179.5	159.4	177.9
(1)	Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(2)	First-party revenue corresponds to sales of goods shown in Note 23 to our audited consolidated financial statements.
(3)	Platform revenue is the sum of marketplace revenue and first-party revenue.
(4)	Non-platform revenue, corresponds to other revenue shown in Note 23 to our audited consolidated financial statements.

Revenue increased by 11.7% from $159.4 million in 2020 to $177.9 million in 2021. This increase was driven by strong growth in first-party revenue, which increased by 29.2% from $50.4 million in 2020 to $65.1 million in 2021. We undertook more business on a first-party basis in FMCG, and in particular the grocery sub-category, as we sought to increase the breadth of assortment of these categories on our platform.

Marketplace revenue increased by 1.0% from $107.1 million in 2020 to $108.2 million in 2021. Revenue from commissions and fulfillment decreased by 10.6% and 1.6%, respectively, in 2021 compared to 2020 due to an increase in consumer incentives, which are accounted for as deductions from the relevant revenue lines. The impact of consumer incentives on commission revenue increased from $4.7 million in 2020 to $16.9 million in 2021 and the impact on fulfillment revenue increased from $2.3 million in 2020 to $4.2 million in 2021. Revenue from marketing and advertising increased by 22.5% in 2021 compared to 2020, supported by robust seller take-up of our advertising solutions. Value-added services increased by 18.0% in 2021 compared to 2020 mostly as a result of an increase in international logistics revenue.

Cost of Revenue

Cost of revenue increased by 26.2% from $53.4 million in 2020 to $67.4 million in 2021, driven by the increase in first-party sales. Cost of revenue primarily includes the purchase price of consumer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items are also included in cost of revenue.

Gross Profit

Gross profit increased by 4.3% from $106.0 million in 2020 to $110.5 million in 2021. Gross profit is net of consumer incentives, which increased from $8.5 million in 2020 to $25.2 million in 2021.

Fulfillment Expense

Fulfillment expense increased by 12.1% from $79.1 million in 2020 to $88.7 million in 2021, while Orders increased by 22.0% over the same period as we continued generating fulfillment efficiencies leveraging our increased scale.

Sales and Advertising Expense

Sales and advertising expense increased by 121.0% from $37.1 million in 2020 to $81.9 million in 2021, primarily due to a step-up in marketing investments across marketing channels. The marketing mix was rebalanced with an increased share of offline media and video advertising to drive awareness and activation. In 2021, 56% of our sales and advertising expense was allocated to online marketing campaigns, 32% to offline media and video advertising and 12% to staff costs. In 2020, offline media and video advertising accounted for only 16% of the sales and advertising spend, with online marketing campaigns and staff costs representing 58% and 26% respectively.

Technology and Content Expense

Technology and content expense increased by 23.3% from $31.8 million in 2020 to $39.2 million in 2021. This increase was driven by an expansion of our technology headcount and investments in developing more products and features aimed at improving user engagement and enhancing the user experience. In 2021, we opened a new tech hub in Cairo, Egypt, which housed over 120 technology professionals at the end of 2021, taking the total count of technology staff across the group to over 400.

General and Administrative Expense

General and administrative expense increased by 8.1% from $132.0 million in 2020 to $142.8 million in 2021, primarily due to an increase in share-based compensation expense from $24.7 million in 2020 to $34.5 million in 2021. Share-based compensation expense in 2021 and 2020 includes charges for the cash-settled plans which amounts to $3.2 million and $11.8 million, respectively.

Excluding share-based compensation expense, general and administrative expense would have remained broadly stable at $108.2 million in 2021 compared to $107.3 million in 2020.

Operating Loss

Operating loss increased by 41.4% from $170.3 million in 2020 to $240.9 million in 2021, primarily as a result of increased growth investments in the form of consumer incentives, sales and advertising and technology and content expenses.

Adjusting our operating loss for depreciation and amortization and share-based payment expense, our Adjusted EBITDA loss increased by 44.3% from $136.3 million in 2020 to $196.7 million in 2021, in parallel with the increase in operating loss.

Finance Income

Finance income increased significantly from $5.6 million in 2020 to $24.8 million in 2021, primarily due to an increase in interest income on bank deposits resulting from the proceeds of our capital raises at the end of 2020 and in early 2021.

Finance Costs

Finance costs decreased from $16.0 million in 2020 to $10.3 million in 2021, primarily as an effect of the change of the functional currency from EUR to USD in German entities as of April 1, 2021.

Loss before Income Tax

Loss before income tax increased by 25.3% from $180.7 million in 2020 to $226.5 million in 2021, primarily due to the higher operating expenses incurred to accelerate growth.

Income Tax Expense

Income tax expense decreased from $3.0 million in 2020 to $0.4 million in 2021.

Loss for the Year

Loss for the year increased by 23.5% from $183.7 million in 2020 to $226.9 million in 2021.

Constant Currency Data

We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects. Constant currency metrics are calculated using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The comparative constant currency metrics are calculated using the average monthly exchange rates for each month during 2019 and applying them to the corresponding months in 2020. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth certain unaudited constant currency data for fiscal years ended December 31, 2019, December 31, 2020 and December 31, 2021.

	For the year ended December 31,
	As reported		YoY	As reported	Constant currency	YoY
	2020	2021	Change	2020	2021	Change

	(in USD millions)
GMV	955.5	990.6	3.7%	955.5	994.0	4.0%
TPV	224.3	263.3	17.4%	224.3	268.5	19.7%

Revenue	159.4	177.9	11.7%	159.4	177.7	11.5%
Gross Profit	106.0	110.5	4.3%	106.0	110.7	4.5%
Fulfillment expense	(79.1)	(88.7)	12.1%	(79.1)	(88.7)	12.1%
Sales and Advertising expense	(37.1)	(81.9)	121.0%	(37.1)	(82.0)	121.4%
Technology and Content expense	(31.8)	(39.2)	23.3%	(31.8)	(38.6)	21.4%
General and administrative expense(1)	(132.0)	(142.8)	8.1%	(132.0)	(143.9)	9.0%
Adjusted EBITDA	(136.3)	(196.7)	44.3%	(136.3)	(197.4)	44.8%
Operating Loss	(170.3)	(240.9)	41.4%	(170.3)	(241.4)	41.8%
(1)	Includes share-based payment expense of $24.7 million in 2020 and $34.5 million in 2021. In constant currency, share-based payment expense of $34.5 million included in 2021.

	For the year ended December 31,
	As reported		YoY	As reported	Constant currency	YoY
	2019	2020	Change	2019	2020	Change

	(in USD millions)
GMV	1,154.1	955.5	(17.2)%	1,154.1	965.1	(16.4)%
TPV	139.1	224.3	61.2%	139.1	228.0	63.8%

Revenue	179.5	159.4	(11.2)%	179.5	161.6	(10.0)%
Gross Profit	84.9	106.0	24.7%	84.9	107.8	26.9%
Fulfillment expense	(86.6)	(79.1)	(8.7)%	(86.6)	(80.1)	(7.5)%
Sales and Advertising expense	(62.7)	(37.1)	(40.9)%	(62.7)	(36.9)	(41.2)%
Technology and Content expense	(30.5)	(31.8)	4.1%	(30.5)	(31.3)	2.5%
General and administrative expense(1)	(161.8)	(132.0)	(18.4)%	(161.8)	(133.8)	(17.3)%
Adjusted EBITDA	(204.5)	(136.3)	(33.3)%	(204.5)	(137.1)	(32.9)%
Operating Loss	(255.1)	(170.3)	(33.2)%	(255.1)	(170.7)	(33.1)%
(1)	Includes share-based payment expense of $41.7 million in 2019 and $24.7 million in 2020. In constant currency, share-based payment expense of $24.2 million included in 2020.

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

	2020(1)				2021(1)
	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(unaudited, in USD millions)
Revenue	32.3	38.5	39.3	49.3	33.0	40.2	42.7	62.0
Cost of revenue	(12.0)	(12.8)	(12.2)	(16.4)	(8.4)	(13.5)	(17.1)	(28.4)
Gross profit	20.3	25.6	27.1	33.0	24.6	26.8	25.5	33.7
Fulfillment expense	(17.6)	(19.0)	(19.4)	(23.1)	(17.1)	(19.1)	(22.0)	(30.5)
Sales and advertising expense	(9.8)	(7.9)	(7.3)	(12.0)	(9.7)	(17.1)	(24.0)	(31.1)
Technology and content expense	(7.9)	(7.8)	(7.4)	(8.7)	(8.3)	(8.4)	(9.4)	(13.1)
General and administrative expense(2)	(33.5)	(34.2)	(26.9)	(37.4)	(30.2)	(34.2)	(34.3)	(44.0)
Other operating income	0.3	2.0	0.8	0.6	0.2	0.4	0.2	0.5
Other operating expense	(0.1)	(0.1)	—	0.1	(0.1)	—	—	(0.2)
Operating loss	(48.2)	(41.3)	(33.3)	(47.5)	(40.6)	(51.6)	(64.0)	(84.7)
(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)

Includes share-based payment expense of $6.6 million in the first quarter of 2020, $2.9 million in the second quarter of 2020, $4.0 million in the third quarter of 2020 and $11.2 million in the fourth quarter of 2020. Includes share-based payment expense of $5.8 million in the first quarter of 2021, $7.6 million in the second quarter of 2021, $9.2 million in the third quarter of 2021 and $12.0 million in the fourth quarter of 2021.

The following table set forth certain key performance indicators, for each fiscal quarter for the periods indicated.

	2020				2021
	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

	(unaudited, in millions)
Quarterly Active Consumers	2.2	2.5	2.4	3.0	2.4	2.7	3.0	3.8
Annual Active Consumers	6.4	6.8	6.7	6.8	6.9	7.0	7.3	8.0
Orders	6.4	6.8	6.6	8.1	6.6	7.6	8.5	11.3
GMV	$209.5	$251.1	$220.4	$274.6	$198.9	$223.5	$238.1	$330.1
Adjusted EBITDA	$(39.3)	$(36.2)	$(27.0)	$(33.8)	$(32.6)	$(41.6)	$(52.5)	$(70.0)

B. Liquidity and Capital Resources

At December 31, 2021, we had a liquidity position of $512.8 million comprised of $117.1 million of cash and cash equivalents and $395.7 million of Term deposits and other financial assets. Most of our liquid means can be freely transferred, for a small fraction of our liquid means we may need authorization or permits for a cross-border transfer.

Since our inception, we have financed our operations primarily through equity issuances. We received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard and the issuance of shares to existing shareholders to protect them from dilution. In December 2020, we completed an equity offering, the proceeds of which, net of commissions and expenses, amounted to $231.4 million and in March 2021, we completed another equity offering, raising proceeds, net of commissions and expenses, of $341.0 million. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, which primarily consist of computer equipment, office equipment and lease-hold improvements, as well as general corporate purposes. We believe, based on our current operating plan, that our existing cash and cash equivalents and cash flows from operating activities will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, general corporate needs and business expansion for at least the next twelve months. Although we believe that we have sufficient cash and cash equivalents to cover our working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources.

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2019	2020	2021

	(in USD millions)
Net cash flows used in operating activities	(204.4)	(112.4)	(171.2)
Net cash flows (used in) / from investing activities	(75.6)	67.0	(404.8)
Net cash flows from financing activities	358.2	225.0	334.2
Net (decrease)/increase in cash and cash equivalents	78.3	179.6	(241.7)
Effect of exchange rate changes on cash and cash equivalents	(2.7)	3.6	(15.1)
Cash and cash equivalents at the beginning of the year	115.2	190.7	373.9
Cash and cash equivalents at the end of the year	190.7	373.9	117.1

Net Cash Used in Operating Activities

Net cash used in operating activities increased by 52.3% from a cash outflow of $112.4 million in 2020 to a cash outflow of $171.2 million in 2021, primarily driven by an increase in our loss before income tax adjusted for non-cash items. A reduction in working capital, primarily related to an increase in accounts payable, led to net cash inflows of $17.6 million in 2021 compared to a net cash inflow of $9.8 million in 2020, which partially offset the increase in our cash effective loss.

Net Cash Flows from Investing Activities

Net cash flows used in investing activities increased significantly from a cash inflow of $67.0 million in 2020 to a cash outflow of $404.8 million in 2021 due to term deposits maturing in the amount of $68.9 million in 2020 that had been placed in 2019 and the placement of other financial investments of $400.0 million in 2021.

Net Cash Flows from Financing Activities

Net cash flows from financing activities increased by 48.5% from a cash inflow of $225.0 million in 2020 to a cash inflow of $334.2 million in 2021. In March 2021 we completed an equity offering and recorded cash inflows amounting to approximately $341.0 million, net of commissions and expenses, compared to cash inflows from our equity offering completed in December 2020 amounting to $231.4 million, net of commissions and expenses.

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

Covid-19

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

Functional currency assessment

Certain Group entities have changed functional currency, effective from April 1, 2021.

See in Note 4 to our audited consolidated financial statements included elsewhere in this Annual Report for more details.

Determining the lease term of contracts with renewal and termination options – Group as lessee

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

We have several lease contracts that include extension and termination options. We apply judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, we consider all relevant factors that create an economic incentive for us to exercise either the renewal or termination. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

Revenue from contracts with customers

We applied the following judgements that significantly affect the determination of the amount of revenue from contracts with customers:

Principal versus agent considerations

We enter into contracts where we act as a seller and determine the price and bear the obligation to deliver those goods to the consumer. Under these contracts, we determine that we control the goods before they are transferred to customers and hence are a principal. Additionally, in cases where we enter into transactions wherein we provide fulfillment and marketing services, we are obliged to deliver the services as well as have the discretion to set the price, and hence are considered to be a principal in such transactions.

In cases where we enter into a contract that provides the selling platform to vendors to sell goods directly to consumers, we have no discretion in setting the price and have no inventory risk and hence are considered to be the agent in such transactions.

Classification and presentation of other financial assets

In 2021, we acquired investments in investment grade bonds managed via a discretionary fund and in passively managed ETF funds. These investments are included in the statement of financial position as other financial assets.

Based on the terms of the discretionary fund agreement, we determine ourselves to be the principal in holding the investments in the bonds, which, as set out in the investment parameters, are held under a “hold to collect and sell” business model. The investments held via the discretionary fund are directly recognized by us and classified as financial assets measured at fair value through other comprehensive income.

We determine the investments in ETF funds meet the definition of investments in debt instruments. As the contractual cash flows arising from these investments are not SPPI (solely payments of principal and interest), the investments are classified as financial assets measured at fair value through profit or loss according to IFRS 9.

The amounts of other financial assets are presented as current whenever maturity of the investments is within 12 months of the reporting date or if we expect to sell the asset within 12 months.

Estimates and assumptions

Uncertain tax positions

We operate in certain countries where the application of tax rules to complex transactions is sometimes open to interpretation, both by us and taxation authorities. Tax systems, regulations and enforcement processes also have varying stages of development creating uncertainty regarding application of tax law and interpretation of tax treatments. We are also subject to regular tax audits in the countries where we operate. When there is uncertainty over whether the taxation authority will accept a specific tax treatment under the local tax law, that tax treatment is considered uncertain. The resolution of tax positions taken by us, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the ultimate outcome. Therefore, Management’s estimate is required to determine provisions for taxes.

Uncertain tax positions are assessed and reviewed by management at the end of each reporting period. Liabilities are recorded for tax positions that are determined by management as more likely than not to result in additional taxes being levied if the positions were to be challenged by the tax authorities. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. These judgments are based on the interpretation of tax laws that have been enacted or substantively enacted by the end of the reporting period, and any known court or other rulings on such issues. Liabilities for penalties, interest and taxes are recognized based on management’s best estimate of the expenditure required to settle the obligations at the end of the reporting period. Management’s best estimate of the amount to be provided is determined by their judgment and, in some cases, reports from independent experts. Further details can be found in note 21 to our audited consolidated financial statements included elsewhere in this Annual Report.

Share-based compensation

For grants prior to May 10, 2019 (grants prior to IPO), we measured the fair value of our ordinary shares and of our call options as follows: the fair value of our ordinary shares was based on the income approach to estimate our equity value. The future cash flows are discounted using a weighted average cost of capital that takes into consideration the stage of development of the business in each of the countries in which we operate.

For grants subsequent to May 10, 2019 (grants after IPO), the fair value of the share is based on the value per ADS of Jumia Technologies AG traded on the New York Stock Exchange converted into Euro.

The fair value of our call options is derived from the fair value of our ordinary shares measured based on the Black-Scholes-Merton formula with the underlying assumptions that:

●	The options can be exercised only on the expiry date
●	There are no taxes or transaction costs and no margin requirements
●	The volatility of the underlying shares is constant and is defined as the standard deviation of the continuously compounded rates of return on the share over a specified period
●	The risk-free interest rate is relatively constant over time

This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. These inputs, and the volatility assumption in particular, are considered to be highly complex and subjective. Because our shares had not been publicly traded before April 12, 2019, we lacked sufficient company-specific historical and implied volatility information for our shares. Therefore, we estimate expected share price volatility based on the historical volatility of publicly traded peer companies and we expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded share price.

For all awards subject to performance conditions, the probability of achieving the performance condition is derived based on a Monte Carlo simulation. For non-vesting conditions, the probability of achieving the performance condition is included at grant date in the fair value of the option. For vesting conditions, the probability of achieving the performance condition is reassessed at least annually.

Further details can be found in Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Impairment of trade and other receivables

We apply the IFRS 9 simplified approach to measuring expected credit losses (ECL), which uses a lifetime expected loss allowance for all trade receivables. The estimated ECL are calculated based on actual credit loss experience over a period that, per business, countries and type of customers, is considered statistically relevant and representative of the specific characteristics of the underlying credit risk.

Using the practical expedient that is allowed by the standard, we have established provision matrices that are based on our historical credit loss experience for the previous years, adjusted for non-recurring events and for forward-looking factors per country, which incorporated several macroeconomic elements such as the countries’ GDP and unemployment rates. The expected loss rates are reviewed annually, or when there is a significant change in external factors potentially impacting credit risk, and are updated where management’s expectations of credit losses change.

Generally, trade receivables are written-off if past due for more than one year and are not subject to enforcement activity under credit risk.

Impairment of other financial assets

Other financial assets include debt instruments held under a business model of “hold to collect and sell”, and are measured at fair value through other comprehensive income. We recognize an allowance for expected credit losses according to the IFRS 9 3-stage model. All of our debt investments measured at fair value through other comprehensive income are considered to have low credit risk (stage 1 of the 3-stage model), and the loss allowance recognized during the period was therefore limited to expected credit losses for 12 months.

Further details can be found in Note 33 to our audited consolidated financial statements included elsewhere in this Annual Report.

Quantitative and qualitative disclosures about market risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see Note 33 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Under German law, our shareholders have no direct recourse against the members of our management board or the members of our supervisory board if they are believed to have breached their duty of loyalty and care to us. Apart from insolvency or other special circumstances, only we have the right to claim damages against the members of our two boards.

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

Under German law, a member of a supervisory board may be elected for a maximum term of up to approximately five years, depending on the date of the shareholders’ meeting at which such member is elected. Re-election, including repeated re-election, is permissible. However, the rules of procedure of our supervisory board stipulate that persons having been a member of our supervisory board should not be proposed to the shareholders’ meeting for re-election. The shareholders’ meeting may specify a term of office for individual members or all the members of our supervisory board, which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our supervisory board.

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

Our supervisory board elects a chairperson and a deputy chairperson from its members. The deputy chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. The members of our supervisory board have elected Jonathan D. Klein as chairperson and John H. Rittenhouse as deputy chairperson, each for the term of their respective membership on our supervisory board. Our supervisory board considers each of Jonathan D. Klein and John H. Rittenhouse to be independent.

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

Resolutions of our supervisory board are passed by the vote of a simple majority of the votes cast unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tie, the chairperson of the supervisory board has the casting vote. Our supervisory board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that certain matters require its prior consent, including:

●	material modification of the fields of business of our company and the termination of existing and commencement of new fields of business;
●	change of our company’s tax residence, registered office or principal place of business or change of the legal form;
●	disposition of any of the “Jumia” word marks or any other word and figurative marks currently owned by our company;
●	adoption, amendment or rescission of the combined annual business plan for our company including the related investment, budget and financial planning;
●	entering into credit or loan agreements or other financing agreements as a borrower in excess of €5.0 million in the individual case as well as changes to our credit line in excess of €5.0 million;
●	granting of loans (i) in excess of €1.0 million in the individual case or €2.0 million in the aggregate per year (excluding loans to majority-owned companies or loans granted in the ordinary course of business, e.g., to suppliers or landlords) or (ii) to employees in excess of €100,000 in the individual case excluding wage and salary advances;
●	individual investments in fixed assets exceeding €4.0 million in the individual case or exceeding the agreed annual investment budget by more than €8.0 million in total;
●	granting of collateral, pledge or transfer as security of assets of our company, assumption or taking over of guarantees or similar liabilities or of sureties or personal guarantees, payment guarantees and of any and all obligations similar to personal guarantees (bürgschaftsähnliche Verpflichtungen), issuance of letters of comfort (Patronatserklärungen) as well as issuance of notes payable (Eingehen von Wechselverbindlichkeiten) in excess of an amount of €7.0 million or outside the ordinary course of business, provided, however, that statutory and/or customary securities and/or liabilities of the aforementioned kind (e.g. lessor’s lien, liens in connection with commercial loan insurances, retention of title, custom and tax deposits, etc.) or securities and/or liabilities for the benefit of majority-owned companies shall always be considered as inside the ordinary course of business;
●	futures transactions concerning currencies, securities and exchange traded goods and rights as well as other transactions with derivative financial instruments in excess of €2.0 million and made outside the ordinary course of business, provided, however, that hedging transactions to limit corresponding risks shall always be in the ordinary course of business;
●	acquisition or disposal of operational subsidiaries or enterprises, including joint ventures, participations in enterprises or independent divisions of a business, other than the acquisition of shelf companies, exceeding an amount of €1.0 million in the individual case or €2.5 million in total on an annual basis;

●	capital measures in companies in which an interest is held, provided that third parties participate in such capital measure and that such third parties pay more than €3.5 million for the subscription of the shares;
●	encumbrance of shares, if such shares secure a claim of more than €7.0 million, as well as liquidation of companies;
●	material changes to the business of a subsidiary which accounts for at least €2.0 million in terms of total assets, revenues or gross profit;
●	introduction and amendment of an employee incentive system involving the granting of shares in our company or virtual shares, or other share price-related incentives;
●	execution, amendment or termination of agreements with definitively committed payment obligations exceeding €8.0 million unless specifically provided for in an approved business plan, in which case an approval is only required in case the payment obligations exceed €12.0 million;
●	initiation or termination of court cases or arbitration proceedings involving an amount in controversy greater than €1.0 million in the individual case;
●	conclusion, amendment or termination of enterprise agreements pursuant to Sections 291 et seqq. of the German Stock Corporation Act (Aktiengesetz); and
●	business dealings of our company or its subsidiaries on the one side and a major shareholder or a party related to such major shareholder on the other side, except for (i) transactions that do not exceed (individually or together with related or similar transactions) a market value of €200,000 and (ii) the purchase of merchandise, services and licenses in the ordinary course of business of our company at arm’s length terms.

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

The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term expires	Principal occupation
Jonathan D. Klein	61	2023	Co-Founder & Deputy Chairman of the Board, Getty Images
John H. Rittenhouse	65	2023	Chairman & Chief Executive Officer, Cavallino Capital LLC
Gilles Bogaert(1)	52	2023	Chairman & Chief Executive Officer, EMEA and LATAM, Pernod Ricard SA
Anne Eriksson	62	2023	Non-Executive Director on various boards
Andre T. Iguodala	38	2023	Professional Basketball Player, Golden State Warriors, National Basketball Association
Blaise Judja-Sato	57	2023	Founder, VillageReach; Founder, Resilience Trust
Angela Kaya Mwanza	51	2024	Private Wealth Advisor & Senior Portfolio Manager, UBS Private Wealth Management
Aminata Ndiaye	43	2023	Senior Vice President of Marketing, Digital & Customer Experience, Orange / Middle East & Africa
(1)	Pursuant to Section 7.2 of our shareholders agreement entered into with our then-existing shareholders on December 18, 2018, we and the shareholders agreed to appoint Gilles Bogaert (“PR Member”) to the supervisory board.

Anne Eriksson was appointed to the supervisory board by the annual shareholders’ meeting of June 9, 2021.

The business address of the members of our supervisory board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.

The following is a brief summary of the prior business experience of the members of our supervisory board:

Jonathan D. Klein has been an independent member and the chairman of our supervisory board since January 2019. Mr. Klein is the co-founder of Getty Images and served as the chief executive officer of Getty Images for over 20 years, prior to becoming its chairman in 2015 and his current service as its deputy chairman. Mr. Klein currently serves as a member of the board of directors for several other institutions including Squarespace, Etsy and the Committee to Protect Journalists. Mr. Klein also serves as executive-in-residence at General Catalyst. Mr. Klein received his master’s degree in law from the University of Cambridge.

John H. Rittenhouse has been an independent member of our supervisory board since January 2019. He is also the Chairman of the supervisory board at HelloFresh SE. Mr. Rittenhouse is the founder of Cavallino Capital, LLC and currently serves as its chief executive officer and chairman of the board of directors. Mr. Rittenhouse also serves on the advisory board of Flaviar Inc. Prior to his work with Cavallino Capital, Mr. Rittenhouse served as the national practice leader of operations risk management at KPMG LLP and chief logistics and operating officer at Wal-Mart.com USA. Mr. Rittenhouse attended Rollins College where he received a certification for business and operations management, Haslam College of Business where he received an Executive Master of Business Administration certification and St. Patrick’s Seminary & University, an affiliate of the University of San Francisco, where he received a degree in theology.

Gilles Bogaert has been a member of our supervisory board since January 2019. Mr. Bogaert is Chairman and Chief Executive Officer of EMEA (Europe, Middle East and Africa) and LATAM (Latin America) at Pernod Ricard EMEA LATAM, a role he has held since July 1, 2018. Previously, he served in several senior management positions at Pernod Ricard over the last two decades. In November 1998, he was appointed Chief Financial Officer of Pernod Ricard Argentina and in February 2002, Chief Financial Officer of Pernod Ricard Central & South America. In June 2003, he became Audit & Business Development Director of Pernod Ricard’s Group. In July 2008, he was appointed Chief Executive Officer of Pernod Ricard Brasil and, in 2009 Group Managing Director in charge of Finance, IT and Operations of Pernod Ricard till 2018. Mr. Bogart also serves as chairman of the supervisory board of Agros Holding SA and as chief executive officer of Tinville SAS. He is a graduate of the ESCP (Graduate Management School of Paris) and is a holder of the DECF “Diploma of accounting and financial studies”.

Anne Eriksson has been a member of our supervisory board since June 2021. Ms. Eriksson serves in non-executive director on the boards of the African Asset Finance Company, Ethiolease, KCB Group Plc, KCB Bank Kenya Limited and KCB Bank South Sudan Limited. Ms. Eriksson also serves on the board of trustees of M-PESA Foundation. In addition, Ms. Eriksson is an independent member and chair of the finance and audit committee of the Africa Local Currency Bond Fund. Anne retired from PricewaterhouseCoopers (PwC) in 2018, where she was the Regional Senior Partner and CEO for Eastern Africa and Senior Country Partner Kenya, overseeing 1,500 employees in six African countries. Her previous roles included leading the assurance practice, with responsibility for both east and west Africa. She worked for PwC for 40 years, 31 years as a partner and is widely recognized as one of Africa’s leading professionals in the industry. Anne holds an MBA with Distinction from the University of Warwick and is a Fellow of the Association of Certified and Chartered Accountants (FCCA) and a Fellow of the Institute of Certified Accountants of Kenya (FCPA).

Andre T. Iguodala has been a member of our supervisory board since January 2019. Mr. Iguodala is an NBA basketball player with the Golden State Warriors. He won three NBA Championships as a member of the Golden State Warriors in 2015, 2017 and 2018. In 2015, Mr. Iguodala received the NBA Finals Most Valuable Player Award. He was an NBA All-Star in 2012 and has been named to the NBA All-Defensive Team twice. Mr. Iguodala was also a member of the United States national team at the 2010 FIBA World Championship and 2012 Summer Olympics, winning the gold medal both times. As a venture capitalist, Mr. Iguodala is deeply engaged in the technology community. He co-founded Mastry Capital, where he currently serves as a general partner, and serves on the investment committee of Concrete Rose Capital. Mr. Iguodala created The Players Technology Summit with his business partner Rudy Cline-Thomas, which convenes top executives and leaders in the technology, venture capital and sports communities to exchange ideas and share expertise in an educational and empowering forum. His memoir, “The Sixth Man,” was published by Penguin Random House in June 2019 and debuted at #6 on the New York Times Best Sellers Nonfiction list. He attended the University of Arizona before declaring for the 2004 NBA Draft following his sophomore year.

Blaise Judja-Sato has been a member of our supervisory board since January 2019. He also serves on the board of directors at Leafly Holdings, Inc. and at Grassroot Soccer. He founded VillageReach and Resilience Trust in 2000 and 2015 respectively. He served as executive director at the International Telecommunication Union from 2009 to 2015, founder and president of the Nelson Mandela Foundation USA from 2000 to 2012, co-head of global development initiatives at Google from 2006 to 2007, director of international business development at Teledesic from 1996 to 2002, regional managing director at AT&T from 1994 to 1996, and senior consultant at Accenture from 1998 to 1992. He received an MBA from The Wharton School, a master’s degree in engineering from Ecole Nationale Supérieure des Télécommunications de Paris, and a master’s degree in mathematics from University of Montpellier.

Angela Kaya Mwanza has been a member of our supervisory board since March 2019. Ms. Mwanza is a co-founder of Evergreen Wealth Management at UBS Private Wealth Management. She serves on UBS’ Sustainable Investing Advisory Council and on the boards of Grace Farms Foundation, Pharrell’s Yellow, and the Cornell College of Business. Ms. Mwanza is a leader in the field of private wealth management and a thought leader in the field of responsible investing. She was named one of the “46 Leaders in Sustainable Investing (Who are Also Women)” by Forbes, received the “Women of Power & Influence Award” by the National Organization of Women (alongside Janet Yellen), and was named one of “50 Most Influential Women in Private Wealth” by Private Asset Management Magazine. She is a frequent contributor to Bloomberg and CNBC and a featured presenter at various conferences and the press including Barron’s and Bloomberg Businessweek. She holds a Master of Business Administration (MBA) from Cornell University and both a bachelor’s and a master’s degree in linguistics from the University of Konstanz in Germany.

Aminata Ndiaye has been a member of our supervisory board since June 2020. Ms. Ndiaye is Senior Vice President Marketing, Digital & Customer Experience at Orange Middle East & Africa supervising 18 countries representing 135 million customers and more than 5 billion euros of annual revenues. She has over fifteen years of successful experience in marketing, communication, mobile banking and digital transformation in the telecommunications industry. After starting her career at Accenture, she joined the Orange Group in 2004. In 2006, she joined Sonatel, one of the biggest affiliates of the Orange Group, where she held several leadership positions including chief marketing, mobile money & digital officer. Ms. Ndiaye holds degrees from Ecole Polytechnique de Paris and Ecole Nationale Supérieure des Télécommunications de Paris.

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

A member of the management board may not deal with or vote on matters relating to proposals, arrangements or contractual agreements between himself or herself and our company and may be liable to us if he or she has a material interest in any contractual agreement between our company and a third-party which is not disclosed to and approved by our supervisory board.

The rules of procedure for our management board provide that certain matters require a resolution of the entire management board, in addition to transactions for which a resolution adopted by the entire management board is required by law or required by our articles of association. In particular, the entire management board shall decide on, among others:

●	the strategy of our company, fundamental issues of the business policy and any other matters, especially national or international business relations, which are of special importance and scope for our company;
●	the annual and multi-year business planning for our company, and in particular the related investment and financial planning;
●	the preparation of the annual financial statements and the management report, the consolidated financial statements and the group management report, as well as semi-annual and quarterly financial reports, interim announcements and other comparable reports;
●	convening of our shareholders’ meetings and proposed resolutions of the management board to be submitted to the shareholders’ meeting for a resolution;
●	the periodic reporting to the supervisory board;
●	matters which require the approval of our supervisory board pursuant to the rules of procedure of the management board;
●	matters which impact more than one member of the management board’s area of responsibility; and
●	fundamental issues relating to personnel matters.

Members of our Management Board

The following table sets forth the names and functions of the current members of our management board, their ages and their terms:

Name	Age	Term ends	Principal occupation
Jeremy Hodara	40	December 31, 2022	Co-Chief Executive Officer
Sacha Poignonnec	41	December 31, 2022	Co-Chief Executive Officer

The business address of the members of our management board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.

In 2020, a new service agreement for the members of the management board was concluded with approval of the supervisory board on December 10, 2020. These agreements were amended and restated on July 3, 2021. The management board term for both, Jeremy Hodara and Sacha Poignonnec will expire under the current service agreements on December 31, 2022.

The following is a brief summary of the business experience of the members of our management board:

Jeremy Hodara cofounded our company in 2012 and has been serving as our co-chief executive officer since that time. Together with Sacha Poignonnec, he has built Jumia into a leading e-commerce platform in Africa. Prior to founding Jumia, Mr. Hodara worked as an engagement manager at McKinsey and Company from 2006 to 2012, where he specialized in retail and e-commerce consulting. Mr. Hodara earned a master’s degree in business management from the HEC School of Management in Paris, France.

Sacha Poignonnec cofounded our company in 2012 and has been serving as our co-chief executive officer since that time. Together with Jeremy Hodara, he has built Jumia into a leading e-commerce ecosystem in Africa. Prior to founding Jumia, Mr. Poignonnec worked at McKinsey and Company from 2007 to 2012, first as an associate, then as an engagement manager, and finally as an associate partner. While at McKinsey and Company, Mr. Poignonnec developed expertise in the packaged goods and retail sectors. From 2005 to 2007, Mr. Poignonnec was a manager at Aon Accuracy and from 2002 to 2004 he was an associate at Ernst & Young. Mr. Poignonnec holds a master’s degree in finance from the EDHEC Business School.

Member of our Senior Management

Antoine Maillet-Mezeray, age 52, is our chief financial officer. As such, he serves as a member of our senior management but not as a member of our management board. Mr. Maillet-Mezeray’s business address is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.

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

B. Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our supervisory board members, management board members and members of senior management for services in all capacities to us or our subsidiaries for the year ended December 31, 2021, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our supervisory board members, management board members and members of senior management.

Compensation of Supervisory Board Members

Under mandatory German law, the compensation of the supervisory board of a German stock corporation (Aktiengesellschaft) is determined by the annual general meeting. In the annual general meeting held on June 9, 2021, our shareholders resolved the following compensation system:

●	Ordinary members of the supervisory board receive a fixed compensation in the amount of €100,000 per annum. The chairperson of the supervisory board receives a fixed compensation in the amount of €225,000 per annum, the deputy chairperson of the supervisory board receives a fixed compensation in the amount of €115,000 per annum
●	The chairperson of the audit committee receives an additional fixed compensation of €100,000 per annum (for the financial year ending December 31, 2021, this amount was increased by €64,250) and any other member of the audit committee an additional fixed compensation in the amount of €75,000 per annum.

●	The chairperson of the compensation committee receives an additional fixed compensation of €60,000 per annum and any other member of the compensation committee an additional compensation in the amount of €30,000 per annum.
●	The chairperson of the corporate governance and nomination committee receives an additional fixed compensation of €30,000 per annum and any other member of the corporate governance and nomination committee an additional compensation in the amount of €15,000 per annum.
●	We do not pay fees for attendance at supervisory board or committee meetings.
●	The members of the supervisory board are entitled to reimbursement of their reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members as well as the value added tax on their compensation and out-of-pocket expenses.
●	The members of the supervisory board are included in our company’s D&O insurance.

The following table shows the compensation for the members of our supervisory board for 2021 and 2020:

	Base compensation		Committee membership(1)			Committee compensation		Total compensation	Base compensation		Committee compensation		Total compensation

	2021								2020
	in $(5)				CG &	in $(5)		in $(5)	in $(5)		in $(5)		in $(5)
Name	thousand	in %	Audit	Comp.	Nom.	thousand	in %	thousand	thousand	in %	thousand	in %	thousand
Jonathan D. Klein (Chairman)	266	71		C	C	106	29	372	171	88	23	12	194
John H. Rittenhouse (Vice Chairman)	136	41	C			194	59	330	86	20	339	80	425
Gilles Bogaert(2)	118	100				—	—	118	—	—	—	—	—
Anne Eriksson(3) (since June 9, 2021)	66	100	M			—	—	66	n/a	—	n/a	—	—
Andre Iguodala(2)	118	69		M	M	53	31	171	—	—	23	100	23
Blaise Judja-Sato	118	45	M	M	M	142	55	260	86	65	46	35	131
Angela Kay Mwanza	118	57	M			89	43	207	86	79	23	21	108
Aminata Ndiaye(4) (since June 9, 2020)	—	—				—	—	—	—	—	—	—	—
(1)	Audit committee, compensation committee and corporate governance and nominations committee. “C” means chairperson, “M” means member.
(2)	In 2020, Giles Bogaert, Andre Iguodala and Aminata Ndiaye waived their compensation.
(3)	The supervisory board appointed Anne Eriksson to join the audit committee in December 2021. Ms. Eriksson will receive committee compensation related to her audit committee appointment in 2022.
(4)	Aminata Ndiaye, who is an employee of Orange, one of our shareholders, has waived her compensation.
(5)	Amounts in EUR and AED converted to USD using the average exchange rate of each corresponding period.

Our supervisory board was established for the first time upon the conversion of Africa Internet Holding GmbH into Jumia Technologies AG, which was resolved upon on December 17 and 18, 2018 and became effective by registration with the commercial register on January 31, 2019.

Jonathan D. Klein and Blaise Judja-Sato are the only members of our supervisory board who beneficially own ordinary shares / ADS of our company. As of March 1, 2022, Mr. Klein held 44,137 ADS and Mr. Judja-Sato held 8,750 ADS.

Compensation of the Members of our Management Board and Senior Management

Our management board compensation system has been set with a view to promoting our corporate strategy and the long-term development of Jumia. Our strategy includes a strong focus on sales volume growth, increasing the number of sellers and other vendors on our platform, expanding our offering of innovative, convenient and affordable online services, and building for the long term. In order to strengthen the incentives of management to pursue our strategy, the management board compensation takes into account our GMV and links compensation to the increased usage of our marketplace as an indicator for our growth.

We have entered into agreements with all current members of our management board and senior management. These agreements generally provide for non-performance-based, i.e. fixed, and performance-based, i.e. variable, compensation components. The fixed compensation component includes the base salary and fringe benefits, while the variable compensation component includes virtual restricted stock units and/or stock options. In addition to these fixed and variable compensation components under the terms of their service agreements, the members of our management board and senior management are entitled to specific insurance benefits (including accident and directors’ and officers’ insurance) and reimbursement of necessary and reasonable disbursements. In early 2019, a one-time bonus in the aggregate amount of €5.0 million was given to members of our management board, senior management and certain other employees. In addition, we have agreed to indemnify the members of the management board against income tax liabilities related to shares or share-based payment instruments granted by us in excess of a total tax liability of 25% of the relevant income in countries where they are not tax resident up to a total amount of €40 million.

We believe that the agreements between us and the members of our management board and senior management provide for payments and benefits (including upon termination of employment) that are in line with customary market practice.

Target Total Compensation

The target compensation of the members of the management board includes a base salary as well as variable and other compensation. Target compensation refers to the fair value of each compensation component at the time each component is granted. The following table shows the target compensation for each member of the management board in 2021 and 2020. Fringe benefits represent expenses in the relevant year:

	Jeremy Hodara				Sacha Poignonnec
	Co-Founder & CEO				Co-Founder & CEO
	2021		2020		2021		2020
	in $(2)		in $(2)		in $(2)		in $(2)
Name	thousand	in %	thousand	in %	thousand	in %	thousand	in %
Base salary	477	10	525	11	474	10	525	11
Fringe benefits(1)	15	-	11	-	13	-	1	-
Sum fixed compensation	492	10	536	11	487	10	526	11
Short-Term Incentive	1,948	40	1,683	36	1,948	40	1,683	36
Virtual Restricted Stock Unit Program 2021	1,948	40	-	-	1,948	40	-	-
Virtual Restricted Stock Unit Program 2020	-	-	1,683	36	-	-	1,683	36
Long-Term Incentive	2,435	50	2,501	53	2,435	50	2,501	53
Stock Option Program	2,435	50	2,501	53	2,435	50	2,501	53
Sum variable compensation	4,383	90	4,184	89	4,383	90	4,184	89
Total target compensation	4,875	100	4,720	100	4,869	100	4,710	100
(1)	Fringe benefits primarily include contributions to market-standard insurance, such as health and nursing care insurance for the management board member and his/her family, and accident insurance. We also reimburse each management board member for expenses incurred in the course of the due performance of his duties and grant an education allowance for eligible dependent children. Finally, we include the management board member in our D&O insurance.
(2)	Amounts in EUR and AED converted to USD using the average exchange rate of each corresponding period.

There are no pension commitments or retirement benefit agreements.

Total Compensation Awarded and Due

The table below shows the compensation awarded and due to the members of the management board in 2021 and 2020. Compensation awarded and due refers to the value of each compensation component when settled (in the case of virtual restricted stock units) or it is exercised (in the case of stock options). The table shows total fixed compensation, including the base salary paid out and the expenses of the fringe benefits in 2021 and 2020, as well as total variable compensation, including virtual restricted stock units that vested and became awarded and due in 2021 or 2020, and stock options that were exercised and settled in 2021 or 2020:

	Jeremy Hodara				Sacha Poignonnec
	Co-Founder & CEO				Co-Founder & CEO
	2021		2020		2021		2020
	in $(2)		in $(2)		in $(2)		in $(2)
Name	thousand	in %	thousand	in %	thousand	in %	thousand	in %
Base salary(1)	477	11	489	10	474	10	489	10
Fringe benefits	15	0	10	0	13	0	1	0
Sum fixed compensation	492	11	499	10	487	11	490	10
Short-Term Incentive Plan	3,025	67	-	-	3,025	67	-	-
Virtual Restricted Stock Unit Program 2020	3,025	67	-	-	3,025	67	-	-
Long-Term Incentive Plan	1,017	22	4,294	90	1,017	22	4,294	90
Stock Option Program 2016	1,017	22	4,294	90	1,017	22	4,294	90
Sum variable compensation	4,042	89	4,294	90	4,042	89	4,294	90
Total compensation	4,534	100	4,793	100	4,529	100	4,784	100
(1)	In 2020, for a period of 6 months, both management board members waived 25% of their base salary, reducing the total base salary in 2020 by 12.5% for the full year.
(2)	Amounts in EUR and AED converted to USD using the average exchange rate of each corresponding period.

We do not separately set aside amounts from pensions, retirement or other benefits for members of our management board and senior management, other than pursuant to relevant statutory requirements.

Share-based Compensation

The following table provides information about outstanding options for ordinary shares held by each member of our management board and senior management.

	Number of Ordinary Shares
Name	Underlying Options/Units	Option Exercise Price
Jeremy Hodara
JSOP 2016	70,798.00	1.00	€
SOP 2019	134,644.00	1.00	€
SOP 2020	500,000.00	1.84	$
SOP 2021	411,729.00	14.21	$
VRSUP 2021	65,961.00	n/a
Sacha Poignonnec
JSOP 2016	70,798.00	1.00	€
SOP 2019	134,644.00	1.00	€
SOP 2020	500,000.00	1.84	$
SOP 2021	411,729.00	14.21	$
VRSUP 2021	65,961.00	n/a
Antoine Maillet-Mezeray	*	1.00	€
*	Represents beneficial ownership of less than 1%.

Parts of the options included in the table above represent options originally granted to our management board and senior management on various dates pursuant to the Jumia Stock Options Plan 2016, or JSOP 2016, and were rolled up and converted via amendments to each individual option agreement subsequent to the conversion of Africa Internet Holding GmbH to Jumia Technologies AG and increased following the capital increase from own resources in early 2019. This roll-up, conversion and increase in options resulted in the fractional amount of options held by each member of our management board and senior management. As uneven shares cannot be exercised, the amendment agreements used to effectuate the roll-up and conversion of the options require that any uneven options will be cashed out when the options are exercised. The options are exercisable in accordance with the terms of the JSOP 2016 and each relevant individual amended option agreement. The options do not have any expiration date; however, under the JSOP 2016, they may expire in the case of certain bad leaver events. Some of the options held by Jeremy Hodara and Sacha Poignonnec include vesting criteria that go beyond those of other participants in the JSOP 2016. These additional vesting criteria include reaching certain profitability and valuation targets.

In addition, each member of the management board received 134,644 stock options under the Stock Options Plan 2019, or SOP 2019. The options are subject to a specific GMV target being reached and expire seven years after the end of the four-year waiting period as well as in the case of certain bad leaver events. The performance target to be met for SOP 2019 is a 10% compound annual growth rate of GMV over the 4-year performance period.

Both members received 500,000 stock options under the Stock Options Plan 2020, or SOP 2020. The options are subject to a specific GMV target being reached and expire two years after the end of the four-year waiting period as well as in the case of certain bad leaver events. The performance target to be met for SOP 2020 is a 10% compound annual growth rate of GMV over the 4-year performance period.

Pursuant to the Stock Option Program 2021, or SOP 2021, each member of the management board received 411,729 stock options. The options are subject to a specific GMV target being reached and expire two years after the end of the four-year waiting period as well as in the case of certain bad leaver events. The performance target to be met for SOP 2021 is a 15% compound annual growth rate of GMV over the 4-year performance period.

From 2016 to 2021, the following stock options were granted to management board members:

Name		Target amount in $ thousand	Fair value per option at grant in $	Number of granted options	Exercise price		Performance period	Waiting period	Exercise period
JSOP 2016	Jeremy Hodara	26,765	12.34	2,169,552	1.00		€07/2017-10/2019	N/A Grant in 07/2017	N/A
JSOP 2016	Sacha Poignonnec	26,765	12.34	2,169,552	1.00		€07/2017-10/2019	N/A Grant in 07/2017	N/A
JSOP 2016	Jeremy Hodara	549	13.84	39,644	1.00	€	N/A	N/A Grant in 02/2019	N/A
JSOP 2016	Sacha Poignonnec	549	13.84	39,644	1.00	€	N/A	N/A Grant in 02/2019	N/A
SOP 2019	Jeremy Hodara	1,563	11.61	134,644	1.00		€01/2019-12/2022	05/2020-05/2023	05/2023-05/2025
SOP 2019	Sacha Poignonnec	1,563	11.61	134,644	1.00		€01/2019-12/2022	05/2020-05/2023	05/2023-05/2025
SOP 2020	Jeremy Hodara	938	1.88	500,000	1.84		$01/2020-12/2023	05/2020-05/2024	05/2024-05/2026
SOP 2020	Sacha Poignonnec	938	1.88	500,000	1.84		$01/2020-12/2023	05/2020-05/2024	05/2024-05/2026
SOP 2021	Jeremy Hodara	2,435	5.91	411,730	14.21		$01/2021-12/2024	06/2021-06/2025	06/2025-06/2027
SOP 2021	Sacha Poignonnec	2,435	5.91	411,730	14.21		$01/2021-12/2024	06/2021-06/2025	06/2025-06/2027

In 2021, the following stock options were exercised or are still within their respective performance period:

Name		Achievement of performance target(1)	Number of forfeited options	Final number of options	Number of exercised options	Share price at exercise date in $	Exercise date	Intrinsic value of exercised options in $ thousand(2)	Number of outstanding options(3)
JSOP 2016	Jeremy Hodara	100%	0	2,209,196	1,147,278	2.11	24/04/2020	2,260	70,798
					920,314	2.35	25/05/2020	2,034
					70,798	14.50	25/05/2021	1,017
JSOP 2016	Sacha Poignonnec	100%	0	2,209,196	1,147,278	2.11	24/04/2020	2,260	70,798
					920,314	2.35	25/05/2020	2,034
					70,798	14.50	25/05/2021	1,017
(1)	The performance target can either be reached (100%) or missed (0%).
(2)	The intrinsic value of an exercised option is the difference between the share price at the exercise date and the exercise price, multiplied by the number of exercised stock options.
(3)	8 shares were forfeited due to ADS conversion

Name		Achievement of performance target(1)	Exercise date
SOP 2019	Jeremy Hodara	Target achievement to be determined after end of performance period	Exercise period will start on 15/05/2023
SOP 2019	Sacha Poignonnec	Target achievement to be determined after end of performance period	Exercise period will start on 15/05/2023
SOP 2020	Jeremy Hodara	Target achievement to be determined after end of performance period	Exercise period will start on 15/05/2024
SOP 2020	Sacha Poignonnec	Target achievement to be determined after end of performance period	Exercise period will start on 15/05/2024
SOP 2021	Jeremy Hodara	Target achievement to be determined after end of performance period	Exercise period will start on 10/06/2025
SOP 2021	Sacha Poignonnec	Target achievement to be determined after end of performance period	Exercise period will start on 10/06/2025
(1)	The performance target can either be reached (100%) or missed (0%).

500,000 units under the Virtual Restricted Stock Unit Plan 2020, or VRSUP 2020, were granted to each member of the management board. The VRSUP 2020 awards did not have performance conditions and vested in full in May 2021.

Additionally, 131,922 units under the Virtual Restricted Stock Unit Plan 2021, or VRSUP 2021, were granted to each member of the management board. The VRSUP 2021 awards vest over a period of two years, subject to the achievement of a compound annual growth rate target for our GMV of 15% over the vesting period. For 2021, the 15% threshold was not met. Thus, 50% of the granted VRSU 2021 awards did not vest.

The following table shares the virtual restricted stock units granted in 2020 and 2021:

Name		Grant value in $	Average share price at grant in $(1)	Number of granted restricted stock units	Performance and/or vesting period
VRSUP 2020	Jeremy Hodara	1,682,825	3.37	500,000	Vesting: 15/05/2020-15/05/2021 No performance condition
VRSUP 2020	Sacha Poignonnec	1,682,825	3.37	500,000	Vesting: 15/05/2020-15/05/2021 No performance condition
VRSUP 2021	Jeremy Hodara	1,947,828	14.77	131,922	Vesting: 10/06/2021 – 10/06/2022 and 10/06/2021 – 10/06/2023 Performance: 01/01/2021 - 31/12/2021 and 01/01/2022 - 31/12/2022(2)
VRSUP 2021	Sacha Poignonnec	1,947,828	14.77	131,922	Vesting: 10/06/2021 – 10/06/2022 and 10/06/2021 – 10/06/2023 Performance: 01/01/2021 - 31/12/2021 and 01/01/2022 - 31/12/2022(2)
(1)	Average share price at grant means the closing price of our shares on NYSE on the grant date.
(2)

50% of the virtual restricted stock units were cancelled at the end of 2021 because the performance condition was not satisfied, the remaining 50% of the virtual restricted stock units vest in 2023 if the performance condition is achieved at the end of 2022.

The following table shares the virtual restricted stock units that vested and were awarded and/or due in 2020 and 2021:

Name		Number of vested virtual restricted stock units in 2021	Target achievement GMV compound annual growth rate	Final number of restricted stock units due in 2021	Closing share price at settlement in $(1)
VRSUP 2020	Jeremy Hodara	500,000	No target	500,000	6.05
VRSUP 2020	Sacha Poignonnec	500,000	No target	500,000	6.05
VRSUP 2021	Jeremy Hodara	-	0%	-	No payout
VRSUP 2021	Sacha Poignonnec	-	0%	-	No payout
(1)

Average share price means, with respect to the VRSUP 2020, the average of the closing price of our shares on the first ten trading days after the publication of our latest half year report or annual financial statements and, with respect to the VRSUP 2021, the average of the closing price of our shares on the first five trading days after the publication of our latest half year report or annual financial statements.

Further details of Share-Based Incentive Plans can be found in Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.

Further Contractual Arrangements

Malus and Clawback Clauses

The service agreements entered into by the members of our management board contain malus and clawback provisions. Under these, the remuneration from the payout of virtual restricted stock units and/or stock options can be reduced (malus) or reclaimed (clawback). The supervisory board has the right to reduce or reclaim compensation if a member of the management board intentionally breaches our code of conduct, compliance guidelines or a material contractual duty or if a member of the management board commits significant breaches of duties of care under German corporate law.

No malus or clawback provisions were applied in fiscal year 2021.

Share Ownership Guidelines

Each management board member is required to acquire shares of Jumia worth 100% of such member’s annual gross base salary and to hold those shares at least until the end of appointment as a member of the management board. Management board members are obligated to build up the required amount of shares within four years after initial appointment or after the effective date of the share ownership guidelines, respectively.

As of December 31, 2021, the value of shares held by each management board member exceeded the shareholding requirement by more than a multiple of 20.

Early Termination

In the event of termination of the membership to the management board, in particular by revocation of the appointment or resignation, the service agreement also ends automatically in accordance with the statutory notice periods.

In the event the management board member’s service agreement with us ends due to voluntary resignation from office prior to the regular end of term of office, or in case of a revocation from office by us in circumstances where there are grounds justifying a termination of the service relationship for good cause, all unvested as well as vested but not yet paid virtual restricted stock units and stock options will forfeit without compensation.

In cases of early termination other than those described above, a management board member shall retain all virtual restricted stock units or stock options already vested and not yet paid out.

Change of Control

In the event of a change of control, vesting of virtual restricted stock units and stock options will be accelerated. For purposes of our share-based compensation programs, a change of control is an event or process, in which a person or entity acquires a majority of our shares or all or substantially all of our assets. Another business combination transaction, such as a merger, having a similar effect will also be considered to be a change of control. Accelerated vesting means that all unvested virtual restricted stock units and stock options shall vest immediately at the date of the change of control. The change of control does not trigger a termination right. Thus, no severance payment will be due solely due to the change of control.

Severance Payments

In the event of premature termination of the service agreement, any severance payment to be negotiated may not exceed two years' compensation and is also limited to the compensation for the remaining term of the service agreement.

Post-contractual Prohibition on Competition

Each management board member will be prohibited for 24 months after the ending of the service agreement from competing with us or with our direct and indirect subsidiaries. The post contractual prohibition on competition relates materially to all areas in which we are active at the time the service agreement ends, and geographically to the entire area of activity at the time the service agreement ends.

For the duration of the post-contractual non-competition period, we agreed to pay the management board member compensation equivalent to half of the fixed monthly compensation last received by the management board member. Other income received by the management board member will be offset against the post contractual non-competition compensation.

We may waive the post-contractual non-competition period at any time. In this case, our obligation to pay compensation will end six months after granting of the waiver.

Secondary Activities

If a management board member receives compensation for serving on the supervisory boards of affiliated companies, this compensation will be offset against the regular compensation at Jumia.

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

Under Section 10 of its rules of procedure, the supervisory board has established an audit committee, a compensation committee, and a corporate governance and nomination committee. Set forth in the table below are the current members of the audit committee, the compensation committee, and the corporate governance and nomination committee:

Name of committee	Current Members
Audit committee	John H. Rittenhouse (chairperson), Blaise Judja-Sato, Angela Kaya Mwanza and Anne Eriksson
Compensation committee	Jonathan D. Klein (chairperson), Andre T. Iguodala and Blaise Judja-Sato
Corporate governance and nomination committee	Jonathan D. Klein (chairperson), Blaise Judja-Sato and Andre T. Iguodala

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

Compensation Committee

Our compensation committee consists of three members, one of whom is the chairperson of the supervisory board. Our compensation committee is responsible for:

●	considering all aspects of compensation and employment terms for the management board, and in this regard (i) making recommendations to and preparing decisions for the supervisory board, (ii) preparing presentations to the shareholders’ meeting (as applicable), to discuss amendments to existing, or the establishment of new, employment agreements for the members of the management board, including issues of compensation guidelines, incentive programs, strategy and framework;
●	considering the compensation and general employment terms for second level executives, and in this regard, it is authorized to make recommendations to the management board;
●	commissioning, when appropriate, its own independent review of the compensation guidelines and the compensation packages paid to the members of the management board, to ensure that the guidelines reflect the best practices and that the packages remain competitive and in line with market practice;
●	presenting an evaluation of the management board’s performance and making a recommendation to the supervisory board regarding the employment terms and compensation of the management board;
●	assisting the supervisory board in the oversight of regulatory compliance with respect to compensation matters, including monitoring our system for compliance with the relevant provisions of the German Corporate Governance Code concerning the disclosure of information about compensation for the management board and other senior executives; and
●	examining compensation guidelines that serve as a framework for all compensation matters to be submitted to and determined by the supervisory board.

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

Following our listing on the New York Stock Exchange in April 2019, the Corporate Governance Code applies to us, and we are required to issue the annual declarations described above. We issued and published our most recent annual compliance declaration on December 22, 2021. You can find our annual compliance declarations on our website at investor.jumia.com under Corporate Governance. This website address is included in this annual report as an inactive textual reference only.

D. Employees

As of December 31, 2021, we employed a total of 4,484 full-time equivalent (FTE) employees. Our employees were based in 17 countries, and 35% of our employees were female and 65% were male as of December 31, 2021.

The following table provides a breakdown of our employees by geography:

	As of December 31,
	2019	2020	2021
West Africa	2,310	1,831	1,828
North Africa	1,428	1,172	1,520
East and South Africa	851	658	702
Others	461	406	434
Total	5,050	4,067	4,484

As of December 31, 2021, approximately 49% of our workforce consisted of marketplace operations and management employees, followed by logistics employees at 40%.

The following table provides a breakdown of our employees by category:

	As of December 31,
	2019	2020	2021
Marketplace operations and management	2,289	1,978	2,243
Logistics	2,080	1,622	1,877
Other(1)	681	467	364
Total	5,050	4,067	4,484
(1)	Includes 364 consumer service employees as of December 31, 2021.

The average remuneration per employee increased from €20.3 thousand ($23.2 thousand) in 2020 to €21.0 thousand ($24.8 thousand) in 2021.

E. Share Ownership

For information regarding the share ownership of directors and officers, see Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to our equity incentive plans, see Item 6. “Director, Senior Management and Employees—B. Compensation—Compensation of the Members of our Management Board and Senior Management—Share-Based Compensation.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information, as of March 1, 2022, regarding the beneficial ownership of our ordinary shares for:

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

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2022, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Jumia Technologies AG, Skalitzer Straße 104, 10997 Berlin, Germany.

Shareholder	Shares beneficially owned as of December 31, 2021
5% Shareholders	Number	Percent
Baillie Gifford &Co.(1)	19,845,212	9.9%
Pernod Ricard Deutschland GmbH(2)	12,851,169	6.4%
Members of our supervisory board
Gilles Bogaert	—	—
Anne Eriksson	—	—
Andre T. Iguodala	—	—
Blaise Judja-Sato	*	*
Jonathan D. Klein	*	*
Angela Kaya Mwanza	—	—
Aminata Ndiaye	—	—
John H. Rittenhouse	—	—
Members of our management board
Jeremy Hodara	*	*
Sacha Poignonnec	*	*
Members of our senior management
Antoine Maillet-Mezeray	*	*
All members of our supervisory board, management board and senior management, as a group(3)	3,880,754	1.9%
*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)	Consists of ordinary shares held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Securities representing more than 5% of the class are held on behalf of Vanguard International Growth Fund, a US registered investment company sub-advised by Baillie Gifford Overseas Limited.
(2)	Consists of ordinary shares held by Pernod Ricard Deutschland GmbH, a company organized under the laws of Germany with company number HRB 38302. The business address of Pernod Ricard Deutschland GmbH is Habsburgerring 2, 50674 Cologne, Germany. Pernod Ricard Deutschland GmbH is a wholly owned subsidiary of Pernod Ricard SA, which may be deemed to have beneficial ownership of all of these ordinary shares.
(3)	Includes shares purchased by Mr. Klein and Messrs., Poignonnec, Hodara and Maillet-Mezeray in 2020 as well as vested options and options that may be exercised within 60 days of March 1, 2022.

The share capital of the Company consists of ordinary shares, which are issued only in bearer form. Accordingly, the Company generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. The Company’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents two ordinary shares of the Company. On March 1, 2022, based on information provided by The Bank of New York Mellon, as depositary, there were 92,003,075 ADRs outstanding. The ordinary shares underlying such ADRs represented 92.1% of the then-outstanding ordinary shares. We are not aware of any arrangement that may at a subsequent date, result in a change of control of Jumia.

B. Related Party Transactions

The following is a description of related party transactions the Group has entered into since January 1, 2019, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Transactions with Key Management

Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
	2020	2021

	(in USD million)
Short-term employee benefits	3.6	4.2
Other benefits	0.1	0.1
Share-based compensation	15.4	9.3
Total	19.1	13.6

See Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information regarding the share-based compensation plans.

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

We have not paid dividends in the years ended December 31, 2019, December 31, 2020 and December 31, 2021.

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

D. Exchange Controls

There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia and Zimbabwe. In response to Russia’s large-scale military action against Ukraine, a number of states and other organizations, including the EU, have imposed broad-based measures against Russian persons and transactions.

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

German Taxation of Holders of ADSs

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018, reference number IV C 1-S2204/12/10003, in respect of the taxation of American Depositary Receipts (“ADRs”) on domestic shares (jointly the “ADR Tax Circular”), for German tax purposes, the ADSs represent a beneficial ownership interest in the underlying shares of the Company and should qualify as the ADRs for the purpose of the ADR Tax Circular even though it has to be noted that the ADR Tax Circular does not explicitly address ADSs. If the ADSs qualify as the ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of the Company with respect to capital gains (see below in section “German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as the ADRs within the meaning of the ADR Tax Circular.

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

The solidarity surcharge (Solidaritätszuschlag) has been abolished or reduced for certain German taxpayers, depending on their amount of payable income tax. The new rules apply from the beginning of the assessment period for the fiscal year ending December 31, 2021. Pursuant to the new law, the solidarity surcharge remains in place for purposes of withholding tax, the flat rate income tax on capital income regime and corporate income tax. Despite ongoing discussions about the complete abolition of the solidarity surcharge (Solidaritätszuschlag), the coalition agreement between the German Social Democratic Party, the German Green Party and the German Liberal Party does not contain provisions on this subject. Shareholders are nevertheless advised to monitor additional future developments.

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

Pursuant to the provisions of the Treaty, the German withholding tax may not exceed 15% of the gross dividends collected by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge (Solidaritätszuschlag), over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application (subject to presenting a German withholding tax certificate which can only be issued if the company has confirmed in writing to the German depositary the number of ADSs issued and that all of the ADSs issued at the issuance date were covered by an equivalent number of German shares deposited with the German depositary (circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated December 18, 2018, reference number IV C 1-S 2204/12/10003). For example, for a declared dividend in the amount of €100, a U.S. treaty beneficiary initially receives €73.625 (€100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial withholding tax refund from the German tax authorities in the amount of €11.375 of the gross dividend (of €100). As a result, the U.S. treaty beneficiary ultimately receives a total of €85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders of the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

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

However, a circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated January 18, 2016, reference number IV C 1-S2252/08/10004 :017, as amended from time to time, provides that German taxes on capital gains need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns 1% or more of the share capital of a German company. While circulars issued by the German Federal Ministry of Finance are in principle only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent is expected not to withhold tax on capital gains derived by a U.S. treaty beneficiary from the disposition of ADSs held in a custodial account in Germany, unless the holder of the ADSs does not provide evidence on its tax status as non-German tax resident. In any other case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries.”

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) on dividends that exceeds the applicable Treaty rate (subject to presenting a German withholding tax certificate). However, in respect of dividends, refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the holder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax on the dividends underlying the refund application is below 15% of the gross amount of the dividends pursuant to a double taxation treaty and (ii) the holder does not directly own 10% or more in the shares of the company and is subject to income taxes in its state of residence, without being tax-exempt. The restriction of the withholding tax credit does not apply if the holder has beneficially owned the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends..

However, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule according to section 50d para. 3 of the German Income Tax Act (Einkommensteuergesetz). Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non-German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company shall not have the right to a full or partial refund to the extent persons holding ownership interests in the Company would not be entitled to the refund if they would have derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other considerable reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). Furthermore, the European Court of Justice decided that the German anti-avoidance treaty shopping rule, as described before, is not in line with the requirements of the European Directive 2011/96 EC (the European Parent Subsidiary Directive), as amended from time to time, but this decision will not directly affect non-European resident holders of shares. Therefore, whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to this date no decisions of the German Federal Finance Court (Bundesfinanzhof) have been published that deal comprehensively with the interpretation of these tests. Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

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

However, the right of Germany to impose gift or inheritance tax on a non-resident shareholder may be limited by an applicable estate tax treaty. In the case of a U.S. resident holder, a transfer of ADSs by a U.S. resident holder at death or by way of gift generally will not be subject to German gift or inheritance tax pursuant to the estate tax treaty between the U.S. and Germany (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern) as published on December 21, 2000 (the “Estate Tax Treaty”), provided the decedent or donor, or the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the ADSs were not held in connection with a permanent establishment or a fixed base in Germany. In general, the Estate Tax Treaty provides a credit against the U.S. federal gift or estate tax liability for the amount of gift or inheritance tax.

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

U.S. Taxation

Material U.S. Federal Income Tax Considerations

This section describes the material United States federal income tax consequences of owning and disposing of ADSs. It applies to you only if you are a U.S. holder (as defined below) and you hold your ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

●	a broker or dealer in securities,
●	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
●	a tax-exempt organization or governmental organization,
●	a tax-qualified retirement plan,
●	a bank, insurance company or other financial institution,
●	a real estate investment trust or regulated investment company,
●	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,
●	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,
●	a person that purchases or sells ADSs as part of a wash sale for tax purposes,
●	a person whose functional currency is not the US dollar,
●	a corporation that accumulates earnings to avoid U.S. federal income tax,
●	an S corporation, partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein), and
●	a person deemed to sell ADSs under the constructive sale provisions of the Internal Revenue Code of 1986

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

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If dividends are paid in a currency other than the US dollar, the amount of the dividend distribution that you must include in your income will be the US dollar value of the payments made, determined at the rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with

United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

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

Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

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

Foreign currency risk

Currency risk is the risk that the fair value of financial assets or financial liabilities held in foreign currency or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Due to our international business activities, we are exposed to the risk of changes in foreign exchange rates in connection with trade payables and trade receivables resulting from purchase and sales transactions denominated in a different currency from the functional currency of the respective operation as well as intercompany financing. However, we maintain an effective natural hedge across most of our cash flows as our revenue streams are generated in local currencies matched by costs mostly incurred in the respective local currencies.

In respect of currency risk, management sets limits on the level of exposure by currency and in total. The positions are monitored monthly. We do not use derivatives as hedging instruments to limit its exposure from foreign currency risks.

Foreign currency sensitivity

As of December 31, 2021, if the EUR or USD had strengthened/weakened by +/-5 or +/-10% against all other currencies with all other variables held constant, the hypothetical impact in the major local currencies on pre-tax equity and profit before tax would have been as follows, mainly as a result of foreign exchange gains/losses on translation of trade and other receivables, cash as well as trade and other payables denominated in EUR or USD.

The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies to which we are exposed (EUR, XOF, KES, MAD, NGN, DZD, GHS, UGX, ZAR, EGP, TND), with all other variables held constant. Our exposure to foreign currency changes for all other currencies is not material.

We assessed a possible change of +/- 5% to Egyptian Pound (EGP), Algerian Dinar (DZD), Moroccan Dirham (MAD), Kenyan Shilling (KES), Ghanaian Cedi (GHS) and Ugandan Shilling (UGX ) due to valuation fluctuations in 2021 of -2.8% to 5.2% of these currencies to the USD, a possible change of +/- 10% to Euro (EUR), West African CFA franc (XOF), Nigerian Naira (NGN), South African Rand (ZAR) and Tunisian Dinar (TND) due to valuation fluctuations in 2021 of 7.3% to 8.7% of these currencies to the USD. We also assessed a possible change of +/- 5% to Algerian Dinar (DZD), Moroccan Dirham (MAD), Kenyan Shilling (KES), Nigerian Naira (NGN), Ghanaian Cedi (GHS), South African Rand (ZAR) and Tunisian Dinar (TND) due to valuation fluctuations in 2021 of -4.0% to 0.5% of these currencies to the EUR, a possible change of +/- 10% to Ugandan Shilling (UGX ), and Egyptian Pound (EGP) due to valuation fluctuations in 2021 of -10.1% to -7.7% of these currencies to the EUR. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income. The impacts in the major local currencies are as follows:

		Effect on	Effect on
In thousands of USD		pre-tax equity	profit before tax
Change in EUR/USD
	10%	97,785	1,528
	(10)%	(97,785)	(1,528)
Change in EUR/KES
	5%	(5,375)	37
	(5)%	5,375	(37)
Change in EUR/MAD
	5%	(5,923)	(117)
	(5)%	5,923	117
Change in EUR/NGN
	5%	(14,007)	(191)
	(5)%	14,007	191
Change in EUR/DZD
	5%	(1,377)	(4)
	(5)%	1,377	4
Change in EUR/GHS
	5%	(993)	(6)
	(5)%	993	6
Change in EUR/UGX
	10%	(3,098)	(51)
	(10)%	3,098	51
Change in EUR/ZAR
	5%	(835)	(2)
	(5)%	835	2
Change in EUR/EGP
	10%	(17,136)	26
	(10)%	17,136	(26)
Change in EUR/TND
	5%	(671)	(12)
	(5)%	671	12

		Effect on	Effect on
In thousands of USD		pre-tax equity	profit before tax
Change in USD/XOF
	10%	(818)	4
	(10)%	818	(4)
Change in USD/KES
	5%	(528)	71
	(5)%	528	(71)
Change in USD/MAD
	5%	(498)	(43)
	(5)%	498	43
Change in USD/NGN
	10%	(2,167)	(315)
	(10)%	2,167	315
Change in USD/DZD
	5%	(213)	—
	(5)%	213	—
Change in USD/GHS
	5%	(141)	9
	(5)%	141	(9)
Change in USD/UGX
	5%	(297)	(6)
	(5)%	297	6
Change in USD/ZAR
	10%	(251)	8
	(10)%	251	(8)
Change in USD/EGP
	5%	(987)	137
	(5)%	987	(137)
Change in USD/TND
	10%	(359)	1
	(10)%	359	(1)

Liquidity risk

The primary objective of our liquidity and capital management is to monitor the availability of cash and other financial assets and capital in order to support our business expansion and growth. We manage our liquidity and capital structure with reference to economic conditions, performance of our local operations and local regulations. Funding is managed by a central treasury department that monitors the amounts of funds to be granted according to management and Shareholder approval. All funding follows strict operational and legal monitoring executed by the treasury and legal departments.

In 2019, we secured funding via our IPO and a private placement. Most of the funding is transferred to operating entities in the form of loans which are eliminated in consolidation. In December 2020, the Group completed an equity offering. Proceeds from the offering, net of commissions and expenses, were approximately $231.4 million. During March 2021, the Group raised additional equity funding with proceeds, net of commissions and expenses, of $341.0 million.

As all funding has been exclusively obtained from the shareholders and there are no external borrowings, we do not incur any interest rate risk.

Based on the cash flow forecast for 2022, we have sufficient liquidity as of December 31, 2021 for the next twelve months.

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
Converting foreign currency to US dollars

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2019, we received reimbursement in the amount of approximately US$2.1 million from the depositary. For the year ended 31, 2020, no reimbursement was received. For the year ended December 31, 2021, we received reimbursement in the amount of approximately US$0.5 million from the depositary.

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

For the period from April 10, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, we have used the proceeds received from our initial public offering to finance our operations.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our co-chief executive officers and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our co-chief executive officers and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our co-chief executive officers and chief financial officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective, as of December 31, 2021.

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

As disclosed in our annual report for the year ended December 31, 2020, we identified a material weakness resulting from deficiencies in the corporate finance and accounting functions related to the failure to identify accounting adjustments in certain areas, including income taxes, share-based compensation and contractual commitments, and we did not adequately review or oversee the work of external specialists in some of these matters to assist us in the preparation of our financial statements and in our compliance with SEC reporting obligations.

During 2021, we made a significant effort to improve and strengthen our internal controls. We have hired additional tax and accounting personnel. We have redesigned monitoring controls with a higher degree of precision and invested in automation of reporting, allowing us to focus on technical compliance and review. We increased the scope of work performed by subject matter experts on accounting and reporting. We instituted additional controls to evaluate terms and conditions in key contracts and their impact on accounting conclusions.

As of December 31, 2021, a material weakness remained with respect to the accounting treatment of certain share-based payment awards. Specifically, the Company lacks sufficient corporate finance and accounting personnel with technical expertise to evaluate the impact of complex provisions in its share-based payment plans on its accounting. The Company intends to increase the use of third-party subject matter experts to strengthen the quality of technical analysis of share-based payments and strengthen the quality of related management review controls as well as the standard and availability of supporting documentary evidence.

Based upon the above evaluation, management, including our co-chief executive officers and chief financial officer, concluded that our internal control over financial reporting was not effective as of December 31, 2021 due to the presence of a material weakness. Notwithstanding this material weakness, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young, Société Anonyme, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2021, as stated in its report on page F-1.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above taken to address the material weaknesses, during the year ended December 31, 2021, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Ernst & Young, Société Anonyme, has served as our principal independent registered public auditor for the years 2020 and 2021 for which audited Consolidated Financial Statements appear in this Annual Report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young, Société Anonyme, and affiliates for providing audit and other professional services in each of the last three years:

	For the year ended December 31,
	2020	2021

	(in $ millions)
Audit fees	2.4	4.2
Audit-related fees	1.1	0.1
Total	3.5	4.4

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See page F-1 of this Annual Report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	Articles of Association of the Registrant, dated November 10, 2021
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

2.3*	Description of Securities
4.1

Jumia UG (haftungsbeschränkt) & Co. KG, Option Program 2016 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

4.2

Jumia Technologies AG, Stock Option Program 2019 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

4.3

Jumia, Virtual Restricted Stock Unit Program 2019 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

4.4

Jumia Technologies AG, Stock Option Program 2020 (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-240017) filed with the SEC on July 22, 2020)

4.5

Jumia, Virtual Restricted Stock Unit Program 2020 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 (File No. 333-240017) filed with the SEC on July 22, 2020)

4.6

Jumia Technologies AG, Stock Option Program 2021 (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-258675) filed with the SEC on August 10, 2021)

4.7

Jumia, Virtual Restricted Stock Unit Program 2021 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 (File No. 333-258675) filed with the SEC on August 10, 2021)

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

*Filed herewith

**Furnished herewith

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUMIA TECHNOLOGIES AG

Date: April 29, 2022	By	/s/ Jeremy Hodara
		Name:	Jeremy Hodara
		Title:	Co-Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Date: April 29, 2022	By	/s/ Sacha Poignonnec
		Name:	Sacha Poignonnec
		Title:	Co-Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Board of Jumia Technologies AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Jumia Technology AG (the “Group”) as of December 31, 2021, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2022 expressed an adverse opinion thereon.

Change in Accounting Policy

As discussed in Note 4 of the consolidated financial statements, the Group changed its presentation currency, effective January 1, 2019.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for share-based compensation schemes
Description of the Matter

As described in Notes 2t, 3 and 17 of the consolidated financial statements, the Group grants share-based payment awards to its employees under a number of equity compensation plans. For the year ended December 31, 2021, total share-based payment expense was $34.5 million. Certain of these grants contain performance conditions that are based on the achievement of specified performance targets over the performance period. The Group determines the probability of achieving performance targets in order to calculate the fair value of share-based payment awards for awards with non-vesting conditions or the number of awards that are expected to vest for awards with non-market performance conditions.

Auditing the Group’s share-based payment expense was complex due to the significant judgment required to develop assumptions, primarily gross merchandise value, used to determine the probability of reaching performance targets.

How We Addressed the Matter in Our Audit

Our audit procedures related to the determination of the probability of reaching performance targets included, among others, reading the underlying share-based payment grant agreements to understand the terms of the grants and the performance conditions, assessing the forecast models and key assumptions made, primarily related to forecasted gross merchandise value. We assessed the completeness and accuracy of the underlying data supporting the Group’s forecasted performance targets. We performed sensitivity analyses on the significant assumptions to evaluate the impact on the share-based payment expense. We compared actual performance to previous forecasts.

Provisions for tax uncertainties
Description of the Matter

As described in Notes 3 and 21 of the consolidated financial statements, the Group operates in developing countries where tax systems, regulations and enforcement processes have varying stages of development. This creates uncertainty in the application of the tax law and interpretation of tax treatments for both income and indirect tax. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete, and, in some cases, is difficult to predict.

The Group has accrued a provision of $47.0 million ($34.2 million for indirect tax and $12.8 million for income tax) as of December 31, 2021.

Auditing management’s evaluation of the Group’s provisions for tax uncertainties was complex due to the significant judgment and the level of subjectivity required to assess the likely application of the tax law and interpret the tax treatments for both income and indirect tax.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over management’s process for provisions for tax uncertainties including development of assumptions and identification of developments for existing tax uncertainties.

Our audit procedures related to the provisions for tax uncertainties, included, among others, assessing the calculations of provisions for tax uncertainties and assumptions used, including tax positions, by jurisdiction. We involved our tax specialists to assist us in evaluating the application of relevant tax laws and the Group’s interpretation of such laws in its recognition of provisions for tax uncertainties. We compared the provisions for tax uncertainties to the prior period provisions. With the assistance of our tax specialists, we assessed management’s consideration of current tax regulations, litigation and trends against our understanding of the same. Where applicable, we also assessed the accuracy of management’s provision for tax uncertainties by comparing the prior period estimates with the resolution of those tax uncertainties

/s/ Ernst & Young S.A.

We have served as the Group’s auditor since 2014.

Luxembourg, Grand Duchy of Luxembourg

April 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Supervisory Board of Jumia Technologies AG

Opinion on Internal Control Over Financial Reporting

We have audited Jumia Technologies AG’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Jumia Technologies AG (the Company) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

The Company lacks sufficient corporate finance and accounting personnel with technical expertise to evaluate the impact of complex provisions in its share-based payment plans on its accounting.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2021, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated April 29, 2022, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young S.A.

April 29, 2022

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2019(*)	2020(*)	2021
In thousands of USD	Note	Restated	Restated
Assets
Non-current assets
Property and equipment	8	19,551	20,308	21,824
Intangible assets		53	542	327
Deferred tax assets	9	122	125	665
Other non-current assets		1,691	1,688	2,278
Total Non-current assets		21,417	22,663	25,094
Current assets
Inventories	10	11,210	8,221	10,948
Trade and other receivables	13	18,995	13,146	18,350
Income tax receivables		813	779	1,468
Other taxes receivable	20	6,051	3,782	3,775
Prepaid expenses	14	14,123	12,761	5,672
Term deposits and other financial assets	12	70,005	1,215	395,715
Cash and cash equivalents	11	190,679	373,931	117,090
Total Current assets		311,876	413,835	553,018
Total Assets		333,293	436,498	578,112
Equity and Liabilities
Equity
Share capital	15	175,868	219,843	234,154
Share premium	15	1,141,997	1,478,230	1,736,469
Other reserves	16	127,449	143,871	164,675
Accumulated losses		(1,239,991)	(1,566,600)	(1,722,260)
Equity attributable to the equity holders of the Company		205,323	275,344	413,038
Non-controlling interests		(574)	(447)	(454)
Total Equity		204,749	274,897	412,584
Liabilities
Non-current liabilities
Non-current borrowings	19	6,871	9,750	8,631
Deferred tax liabilities		—	61	—
Provisions for liabilities and other charges	21	253	442	676
Deferred income	22	1,347	1,019	875
Trade and other payables	18	—	—	769
Total Non-current liabilities		8,471	11,272	10,951
Current liabilities
Current borrowings	19	3,427	3,638	3,906
Trade and other payables	18	63,310	75,770	76,077
Income tax payables	29	11,278	14,026	13,281
Other taxes payable	20	5,014	12,662	18,952
Provisions for liabilities and other charges	21	30,325	39,004	36,409
Deferred income	22	6,719	5,229	5,952
Total Current liabilities		120,073	150,329	154,577
Total Liabilities		128,544	161,601	165,528
Total Equity and Liabilities		333,293	436,498	578,112
(*)

The Group has changed the presentation currency from EUR to USD, retrospectively, and restated the comparative financial information for the relevant periods as if the new presentation currency had always been the Group’s presentation currency (Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		For the years ended December 31,
		2019(*)	2020(*)	2021
In thousands of USD	Note	Restated	Restated
Revenue	23	179,540	159,366	177,934
Cost of revenue		94,595	53,397	67,385
Gross profit		84,945	105,969	110,549
Fulfillment expense	24	86,633	79,114	88,695
Sales and advertising expense	25	62,707	37,063	81,924
Technology and content expense	26	30,528	31,781	39,197
General and administrative expense	27	161,783	132,021	142,765
Other operating income		2,179	3,797	1,415
Other operating expense		554	116	279
Operating loss		(255,081)	(170,329)	(240,896)
Finance income	28	4,431	5,620	24,764
Finance costs	28	2,884	16,023	10,331
Loss before Income tax		(253,534)	(180,732)	(226,463)
Income tax expense	29	643	2,986	442
Loss for the period		(254,177)	(183,718)	(226,905)
Attributable to:
Equity holders of the Company		(253,755)	(183,682)	(226,865)
Non-controlling interests		(422)	(36)	(40)
Loss for the period		(254,177)	(183,718)	(226,905)
Other comprehensive income/(loss) to be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations		(26,200)	95,187	(12,282)
Other comprehensive income / (loss) on net investment in foreign operations		22,589	(84,926)	(3,549)
Other comprehensive income / (loss) on financial assets at fair value through OCI		—	—	(3,941)
Other comprehensive income/(loss)		(3,611)	10,261	(19,772)
Total comprehensive loss for the period		(257,788)	(173,457)	(246,677)
Attributable to:
Equity holders of the Company		(257,372)	(173,430)	(246,666)
Non-controlling interests		(416)	(27)	(11)
Total comprehensive loss for the period		(257,788)	(173,457)	(246,677)

Earnings per share (EPS) in USD:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	30	(1.80)	(1.14)	(1.17)
(*)

The Group has changed the presentation currency from EUR to USD, retrospectively, and restated the comparative financial information for the relevant periods as if the new presentation currency had always been the Group’s presentation currency (Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
						Non-
	Share	Share	Accumulated	Other		controlling	Total
In thousands of USD	Capital	premium	losses	reserves	Total	interests	Equity
As of January 1, 2019 (Restated) (*)	152	967,901	(1,000,216)	89,348	57,185	(157)	57,028
Loss for the year	—	—	(253,755)	—	(253,755)	(422)	(254,177)
Other comprehensive loss	—	—	—	(3,617)	(3,617)	6	(3,611)
Total comprehensive loss for the year	—	—	(253,755)	(3,617)	(257,372)	(416)	(257,788)
Capital contribution	176,751	195,285	—	—	372,036	—	372,036
Translation to presentation currency (Note 4)	(1,035)	(21,201)	22,236	—	—	—	—
Share-based payments (Note 17)	—	—	—	41,718	41,718	—	41,718
Equity transaction costs	—	—	(8,235)	—	(8,235)	—	(8,235)
Change in Non-controlling interests	—	12	(21)	—	(9)	(1)	(10)
As of December 31, 2019 (Restated) (*)	175,868	1,141,997	(1,239,991)	127,449	205,323	(574)	204,749
Loss for the year	—	—	(183,682)	—	(183,682)	(36)	(183,718)
Other comprehensive loss	—	—	—	10,252	10,252	9	10,261
Total comprehensive loss for the year	—	—	(183,682)	10,252	(173,430)	(27)	(173,457)
Capital contribution (Note 15)	19,207	223,995	—	—	243,202	—	243,202
Capital contribution from exercised stock options	7,120	—	—	(6,379)	741	—	741
Translation to presentation currency (Note 4)	17,450	112,235	(129,607)	(84)	(6)	6	—
Share-based payments (Note 17)	—	—	—	12,681	12,681	—	12,681
Equity transaction costs (Note 15)	—	—	(13,014)	—	(13,014)	—	(13,014)
Change in Non-controlling interests	198	3	(306)	(48)	(153)	148	(5)
As of December 31, 2020 (Restated) (*)	219,843	1,478,230	(1,566,600)	143,871	275,344	(447)	274,897
Loss for the year	—	—	(226,865)	—	(226,865)	(40)	(226,905)
Other comprehensive loss	—	—	—	(19,801)	(19,801)	29	(19,772)
Total comprehensive loss for the year	—	—	(226,865)	(19,801)	(246,666)	(11)	(246,677)
Capital contribution (Note 15)	21,320	327,326	—	—	348,646	—	348,646
Capital contribution from exercised stock options	2,915	—	—	(2,846)	69	—	69
Translation to presentation currency (Note 4)	(9,924)	(69,089)	79,013	—	—	—	—
Share-based payments (Note 17)	—	—	—	43,451	43,451	—	43,451
Equity transaction costs (Note 15)	—	—	(7,816)	—	(7,816)	—	(7,816)
Change in Non-controlling interests	—	2	8	—	10	4	14
As of December 31, 2021	234,154	1,736,469	(1,722,260)	164,675	413,038	(454)	412,584
(*)

The Group has changed the presentation currency from EUR to USD, retrospectively, and restated the comparative financial information for the relevant periods as if the new presentation currency had always been the Group’s presentation currency (Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
		2019(*)	2020(*)	2021
In thousands of USD	Note	Restated	Restated
Loss before Income tax		(253,534)	(180,732)	(226,463)
Depreciation and amortization of tangible and intangible assets	27	8,851	9,282	9,656
Impairment losses on loans, receivables and other assets	13	6,611	5,028	2,011
Impairment losses on obsolete inventories	10	309	539	416
Share-based payment expense	17	41,715	24,710	34,548
Net (gain)/loss from disposal of tangible and intangible assets		(166)	(19)	180
Change in provision for other liabilities and charges		7,590	6,226	(243)
Lease modification (income)/expense		—	(66)	(37)
Interest (income)/expense		(764)	700	(996)
Net foreign exchange (gain)/loss		(1,156)	12,118	(7,656)
Net (gain)/loss on financial instruments at fair value through profit or loss		—	—	998
Impairment losses on financial assets at fair value through OCI		—	—	88
Share-based payment expense - settlement		—	—	(1,237)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables		(17,293)	6,120	(3,017)
(Increase)/Decrease in inventories		(570)	2,007	(3,751)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables		5,467	2,951	26,341
Income taxes paid		(1,447)	(1,253)	(2,017)
Net cash flows used in operating activities		(204,387)	(112,389)	(171,179)
Cash flows from investing activities
Purchase of property and equipment		(6,334)	(2,279)	(7,166)
Proceeds from sale of property and equipment		57	24	22
Purchase of intangible assets		(122)	(595)	(19)
Proceeds from sale of intangible assets		251	—	—
Interest received		944	883	2,602
Movement in other non-current assets		(375)	57	(683)
Movement in term deposits and other financial assets	12	(70,002)	68,862	(399,566)
Net cash flows (used in) / from investing activities		(75,581)	66,952	(404,810)
Cash flows from financing activities
Interest settled - financing		(25)	(39)	(74)
Payment of lease interest	19	(1,316)	(1,520)	(1,543)
Repayment of lease liabilities	19	(4,236)	(4,570)	(5,072)
Equity transaction costs		(8,235)	(12,776)	(7,779)
Capital Contributions		372,036	243,202	348,646
Proceeds from exercise of stock options		—	747	68
Net cash flows from financing activities		358,224	225,044	334,246
Net (decrease)/increase in cash and cash equivalents		78,256	179,607	(241,743)
Effect of exchange rate changes on cash and cash equivalents		(2,742)	3,645	(15,098)
Cash and cash equivalents at the beginning of the period	11	115,165	190,679	373,931
Cash and cash equivalents at the end of the period	11	190,679	373,931	117,090
(*)

The Group has changed the presentation currency from EUR to USD, retrospectively, and restated the comparative financial information for the relevant periods as if the new presentation currency had always been the Group’s presentation currency (Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

In April 2019 Jumia Tech became a listed company on New York Stock Exchange (NYSE), with ticker symbol “JMIA”.

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

On April 28, 2022 the Supervisory Board authorized these consolidated financial statements for issuance.

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

The consolidated financial statements have been prepared on a historical cost basis except for any financial assets or liabilities and share based compensation plan, which have been measured at fair value. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.

The change in the functional currency of certain Group entities and the change in presentation currency from EUR to USD are discussed in Note 4). The Group applied the change to USD presentation currency retrospectively and restated the comparative financial information for the relevant periods as if the new presentation currency had always been the Group’s presentation currency.

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

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, revenue and expense of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. As of December 31, 2019, 2020 and 2021, the Group consolidated 71, 66 and 66 subsidiaries, respectively.

c) Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is expected to be realized or intended to be sold or consumed in the normal operating cycle, held primarily for the purpose of trading or expected to be realized within twelve months after the reporting period. Cash and cash equivalents are presented as current unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when it is expected to be settled in the normal operating cycle, it is held primarily for the purpose of trading, it is due to be settled within twelve months after the reporting period, or there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. All other liabilities as non-current.

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

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are recognized in the statement of financial position as “Property and equipment” and are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

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

Financial assets

The Group has financial assets in the form of bank deposits, trade notes and accounts receivable and other receivables, and financial investments included in the item “Term deposits and other financial assets”.

Initial recognition and subsequent measurement

With the exception of trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15. Trade receivable are subsequently measured at amortized cost using the effective interest rate method.

The classification of financial assets that are debt instruments at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

Contractual cash flows arising from the financial assets are assessed by the Group as to whether they are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The business model for managing financial assets that are debt instruments is either “hold to collect”, “hold to collect and sell” or other (such as when the asset is held for trading or is otherwise managed on a fair value basis).

In order for a financial asset that is a debt instrument to be classified and subsequently measured at amortized cost, contractual cash flows need to arise as SPPI and the business model for the financial asset must be to “hold to collect”. Amortized cost is measured according to effective interest rate method and interest income is recognized in “Finance income”.

A financial asset that is a debt instrument is classified and subsequently measured at fair value through other comprehensive income, if arising contractual cash flows are SPPI and the business model for the financial asset is “hold to collect and sell”.

Interest income is measured according to effective interest rate method and recognized in “Finance income”. Changes in fair value are recognized in other comprehensive income, and the accumulated amount is presented in the statement of financial position in Other reserves. The fair value reserve is reclassified to profit or loss when the investments are derecognized. Gains and losses upon disposal or maturity are recognized in “Finance income” or “Finance costs”. Changes in the allowance for expected credit losses are recognized in the statement of profit or loss in “Finance income” or “Finance costs”, against the fair value reserve.

Investments in debt instruments for which cash flows are not SPPI or for which the business model is “hold to sell” are subsequently measured at fair value through profit or loss. Interest and dividend income are recognized on an accrual basis and presented in “Finance income”.  Changes in fair value are recognized in the statement of profit or loss in “Finance income” or “Finance costs”.

Impairment – expected credit losses model

Impairment of investments in debt instruments subsequently measured at amortized cost or fair value through comprehensive income, as well as of contract assets within the scope of IFRS 15, is recognized as an expected credit loss allowance against these assets, according to the IFRS 9 3-stage model based on changes in credit quality since initial recognition. A simplified approach is available for trade receivables that do not contain a significant financing component.

Stage 1 includes financial instruments that have not had a significant increase in credit risk since initial recognition or that, under the available practical expedient, have low credit risk at the reporting date. For these assets, 12-month expected credit losses are recognized and interest revenue is calculated on their gross carrying amount.

Stage 2 includes financial instruments that have had a significant increase in credit risk since initial recognition (except if they have low credit risk at the reporting date) but that do not have objective evidence of impairment. For these assets, the allowance includes lifetime expected credit losses, and interest revenue is calculated on their gross carrying amount.

Stage 3 includes financial assets that have objective evidence of impairment at the reporting date. For these assets, the allowance is for lifetime expected credit losses and interest revenue is calculated on their carrying amount (net of the expected credit loss allowance).

Impairment – accounts receivable

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (ECL) which uses a lifetime expected loss allowance for all trade receivables. The estimated ECL are calculated based on actual credit loss experience over a period that, per business, countries and type of customers, is considered statistically relevant and representative of the specific characteristics of the underlying credit risk.

Using the practical expedient that is allowed by the standard, the Group has established provision matrices that are based on its historical credit loss experience for the previous years, adjusted for non-recurring events and for forward-looking factors per country which incorporated several macroeconomic elements such as the countries’ GDP and unemployment rates. The expected loss rates are reviewed annually, or when there is a significant change in external factors potentially impacting credit risk, and are updated where management’s expectations of credit losses change.

Default and write-off of financial assets

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

Impairment – other financial assets

The Group’s maximum exposure to credit risk for other financial assets of December 31, 2020 and 2021 is the respective carrying amount.

As of December 31, 2021, all of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to the expected credit losses for 12 months. Management considers ‘low credit risk’ for listed bonds to be an investment grade credit rating by a major rating agency. The Group considers that credit risk increases significantly if the credit rating deteriorates to a non-investment grade rating.

The probability of default (PD) and loss given default (LGD) are determined for the investments on an individual basis, using available public corporate PD and LGD assessments of the securities performed by credit rating agencies, which incorporate both historical and forward-looking information, according to market standards. Forward-looking information includes credit rating outlooks and economic forecast measured using country GDP and CDS.

Financial liabilities

The Group has financial liabilities in the form of trade and other payables that are initially recognized at fair value which primarily represents the original invoiced amount. They are subsequently measured at amortized cost using the effective interest method. "Interest expense is recognized in “Finance costs”. Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

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

m) Foreign currency translation

Functional and presentation currency

Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars (USD), which is the Group’s presentation currency. The change in the functional currency of certain Group entities and the change in presentation currency are discussed in Note 4.

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

The Group considers that monetary long-term receivables from or loans to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity’s net investment in that foreign operation. The related foreign exchange differences and income tax effect of the foreign exchange differences are included in the exchange difference on net investment in foreign operations within equity. In case of repayment, the Group has elected to maintain exchange differences in equity until disposal of the foreign operation. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the consolidated statement of operations and comprehensive income (loss).

The following tables present currency translation rates against the US dollars for the Group’s most significant operations.

		Year Ended December 31, 2019
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	119.01	118.65
Cameroon	CFA Franc BEAC (XAF)	585.99	584.89
Ivory Coast	CFA Franc BCEAO (XOF)	585.99	584.89
Egypt	Egyptian Pound (EGP)	16.79	16.02
Germany	Euro (EUR)	0.89	0.89
Ghana	Cedi (Ghana) (GHS)	5.34	5.69
Kenya	Kenyan Shilling (KES)	100.96	100.34
Morocco	Moroccan Dirham (MAD)	9.55	9.46
Nigeria	Naira (NGN)	359.48	361.03
Portugal	Euro (EUR)	0.89	0.89
Rwanda	Rwanda Franc (RWF)	898.37	929.67
Senegal	CFA Franc BCEAO (XOF)	585.99	584.89
South Africa	Rand (ZAR)	14.43	14.04
Tunisia	Tunisian Dinar (TND)	2.88	2.78
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,299.31	2,281.42
Uganda	Uganda Shilling (UGX)	3,676.61	3,637.00
United Arab Emirates	UAE Dirham (AED)	3.67	3.67
United States of America	US Dollars (USD)	1.00	1.00

		Year Ended December 31, 2020
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	126.38	131.70
Cameroon	CFA Franc BEAC (XAF)	574.70	534.86
China	Yuan Renminbi	6.89	6.53
Ivory Coast	CFA Franc BCEAO (XOF)	574.70	534.86
Egypt	Egyptian Pound (EGP)	15.77	15.71
Germany	Euro (EUR)	0.88	0.82
Ghana	Cedi (Ghana) (GHS)	5.72	5.85
Kenya	Kenyan Shilling (KES)	105.56	108.14
Morocco	Moroccan Dirham (MAD)	9.39	8.80
Nigeria	Naira (NGN)	378.28	382.96
Portugal	Euro (EUR)	0.88	0.82
Rwanda	Rwanda Franc (RWF)	944.47	974.50
Senegal	CFA Franc BCEAO (XOF)	574.70	534.86
South Africa	Rand (ZAR)	16.44	14.65
Tunisia	Tunisian Dinar (TND)	2.78	2.66
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,304.47	2,291.44
Uganda	Uganda Shilling (UGX)	3,692.52	3,629.35
United Arab Emirates	UAE Dirham (AED)	3.67	3.67
United States of America	US Dollars (USD)	1.00	1.00

		Year Ended December 31, 2021
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	134.56	138.50
Cameroon	CFA Franc BEAC (XAF)	554.72	578.23
China	Yuan Renminbi	6.45	6.36
Ivory Coast	CFA Franc BCEAO (XOF)	554.72	578.23
Egypt	Egyptian Pound (EGP)	15.67	15.68
Ghana	Cedi (Ghana) (GHS)	5.90	6.13
Kenya	Kenyan Shilling (KES)	108.79	112.25
Morocco	Moroccan Dirham (MAD)	8.90	9.16
Nigeria	Naira (NGN)	399.35	410.97
Portugal	Euro (EUR)	0.85	0.88
Rwanda	Rwanda Franc (RWF)	986.02	1,016.15
Senegal	CFA Franc BCEAO (XOF)	554.72	578.23
South Africa	Rand (ZAR)	14.78	15.92
Tunisia	Tunisian Dinar (TND)	2.75	2.87
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,307.88	2,296.51
Uganda	Uganda Shilling (UGX)	3,567.41	3,526.41
United Arab Emirates	UAE Dirham (AED)	3.67	3.67
United States of America	US Dollars (USD)	1.00	1.00

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

(3) Fulfillment

The Group provides certain fulfillment services on its marketplace and generally charges a “delivery fee” to consumers. The Group also provides subscription services to end consumers. The price for fulfillment services is defined at the time of purchase through the Jumia platform, and the Group has unilateral power in establishing these fulfillment services. The Group is therefore the principal in these transactions and fulfillment fees are recognized on a gross basis in revenue. The revenue from fulfillment services is recognized when the goods are delivered to the end customers, except for subscription services where it is recognized over a period of time, generally shorter than one year.

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

(5) Value added services

The Group provides other services to sellers for which charge fees such as logistics services, packaging of products ahead of shipment and technical support. As Jumia establishes pricing, revenue is recognized on a gross basis. Revenue for logistics is recognized over the period of storage of the goods while revenue for packaging of products and technical support is recognized when the respective service is completed.

Consumer incentives and subsidies

The Group grants incentives to its end consumers and subsidies to its marketplace vendors. Incentives to end consumers, which include discounts or vouchers, and marketplace subsidies to vendors are consideration payable to a customer and are recognized as a reduction of revenue.

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

Cost of revenue

The Group’s cost of revenue consists primarily of the purchase price of consumer products where we act directly as the seller. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and payment processing expenses for countries where JumiaPay operates are also included in cost of revenue.

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

t) Share-based compensation

The Group operates share-based payment plans, under which directors and employees receive a compensation in form of equity instruments of the Company or cash for the services provided. Awards are granted with service and/or performance conditions.

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

The share-based payment is expensed on a straight-line basis over the vesting period with a corresponding credit to equity. Management estimates the number of awards that will eventually vest. For awards with graded-vesting features, each instalment of the award is treated as a separate grant (i.e., each instalment is separately expensed over the related vesting period). For equity settled instruments, option awards issued by the Group are initially measured using Black-Scholes valuation model on the grant date and are not subsequently re-measured.

Certain of Jumia’s share based compensation transactions are subject to non-market performance targets.

Depending on the vesting period and the performance measurement period, performance targets are classified as (i) non-vesting conditions or (ii) non-market performance vesting conditions.

For non-vesting condition, the probability of achieving the performance target is included in the computation of the award’s fair value and is not subsequently re-assessed.

Non-market performance vesting conditions are not taken into consideration when determining the grant date fair value of an award. Instead, they are taken into consideration when estimating the number of awards that will vest. On a cumulative basis, no amount is recognised for goods or services received where an award does not vest, because a specified non-market vesting condition has not been met. As a result, the IFRS 2 expense can change during the vesting period, depending on changes in expectations. The number of awards, subject to non-vesting performance conditions, that will vest is estimated based on the most likely outcome.

For certain share-based compensation transactions the length of the vesting period depends on meeting a certain market condition. A market condition is a performance condition upon which the exercise price, vesting or exercisability of an equity instrument depends/ relates to the market price of the entity’s equity instruments. Where the length of the vesting period depends on when a market performance condition is satisfied, the estimate of the expected length of the vesting period is based on the most likely outcome of the performance condition and is not subsequently revised.

When an award is cancelled (other than by forfeiture for failure to satisfy the vesting conditions) during the vesting period, it is treated as an acceleration of vesting, and the entity recognizes immediately the amount that would otherwise have been recognized for services received over the remainder of the vesting period. When an award is surrendered by an employee (other than by forfeiture for failure to satisfy the vesting conditions), it is accounted for as a cancellation. A grant of equity instruments, that is cancelled during the vesting period, is treated as an acceleration of vesting. Jumia recognizes immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period.

When new equity instruments are granted during the vesting period of the currently vesting awards, and on the date that they are granted, they are identified as replacement of the currently vesting awards, they are treated as a modification. The incremental fair value of replacement awards is recognized over its vesting period, and the replaced awards continue to be expensed as scheduled.

In case there is modification of awards recognition from equity-settled to cash-settled a liability is recognized based on the fair value of the cash-settled award as at the date of the modification and to the extent to which the vesting period has expired. The entire corresponding debit is taken to equity.

For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of goods or services received. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in general and administrative expenses.

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

The calculation of deferred taxes is based on the balance sheet liability method that refers to the temporary differences between the tax bases of assets and liabilities and their carrying amounts. The method of calculating deferred taxes depends on how the asset’s carrying amount is expected to be realized and how the liabilities will be paid. However, in accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred taxes are measured at tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets are offset against deferred tax liabilities if the taxes are levied by the same taxation authority and the entity has a legally enforceable right to offset current tax assets against current tax liabilities. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that they are believed to be recoverable.

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

Revenue	For the year ended December 31,
In thousands of USD	2019	2020	2021
West Africa(1)	77,148	72,029	83,364
North Africa(2)	64,072	55,330	60,494
East and South Africa(3)	36,760	30,940	32,080
Europe(4)	48	831	329
United Arab Emirates	55	236	1,666
Others	1,457	—	1
Total	179,540	159,366	177,934

Property and equipment	As of December 31,
In thousands of USD	2020	2021
West Africa(1)	5,313	6,563
North Africa(2)	7,779	8,642
East and South Africa(3)	5,526	4,528
Europe(4)	1,624	1,905
China	—	131
United Arab Emirates	66	55
Total	20,308	21,824
(1)	West Africa covers Nigeria, Ivory Coast, Senegal, Cameroon and Ghana.
(2)	North Africa covers Egypt, Tunisia, Morocco and Algeria.
(3)	East and South Africa covers Kenya, Tanzania, Uganda, Rwanda and South Africa.
(4)	Portugal and Germany

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

Covid-19

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

Functional currency assessment

Certain Group entities have changed functional currency, effective from 1 April 2021.

See in Note 4 for more details.

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

Classification and presentation of other financial assets

In 2021, the Group acquired investment grade bonds managed via a discretionary fund and in passively managed ETF funds. These investments are included in the statement of financial position as other financial assets.

Based on the terms of the discretionary fund agreement, the Group determines itself to be the principal in holding the investments in the bonds, which, as set out in the investment parameters, are held under a “hold to collect and sell” business model. The investments held via the discretionary fund are directly recognized by the Group and classified as financial assets measured at fair value through other comprehensive income.

The Group determines the investments in ETF funds meet the definition of investments in debt instruments. As the contractual cash flows arising from these investments are not SPPI (solely payments of principal and interest), the investments are classified as financial assets measured at fair value through profit or loss according to IFRS 9.

The amounts of other financial assets are presented as current whenever maturity of the investments is within 12 months of the reporting date or if the Group expects to sell the asset within 12 months.

Estimates and assumptions

Uncertain tax positions

The Group operates in certain countries where the application of tax rules to complex transactions is sometimes open to interpretation, both by the Group and taxation authorities. Tax systems, regulations and enforcement processes also have varying stages of development creating uncertainty regarding application of tax law and interpretation of tax treatments. The Group is also subject to regular tax audits in the countries where it operates. When there is uncertainty over whether the taxation authority will accept a specific tax treatment under the local tax law, that tax treatment is considered uncertain. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and, in some cases, it is difficult to predict the ultimate outcome. Therefore, Management’s estimate is required to determine provisions for taxes.

Uncertain tax positions are assessed and reviewed by management at the end of each reporting period. Liabilities are recorded for tax positions that are determined by management as more likely than not to result in additional taxes being levied if the positions were to be challenged by the tax authorities. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. These judgments are based on the interpretation of tax laws that have been enacted or substantively enacted by the end of the reporting period, and any known court or other rulings on such issues. Liabilities for penalties, interest and taxes are recognized based on management’s best estimate of the expenditure required to settle the obligations at the end of the reporting period. Management’s best estimate of the amount to be provided is determined by their judgment and, in some cases, reports from independent experts. Further details can be found in note 21.

Share-based compensation

For grants prior to May 10, 2019 (grants prior to IPO), the Group measured the fair value of its ordinary shares and of its call options as follows: the fair value of the Group’s ordinary shares was based on the income approach to estimate the equity value of the Group. The future cash flows are discounted using a weighted average cost of capital that takes into consideration the stage of development of the business in each of the countries in which the Group operates.

For grants subsequent to May 10, 2019 (grants after IPO), the fair value of the share is based on the value per ADS of Jumia Technologies AG traded on the New York Stock Exchange converted into Euro.

The fair value of the Group’s call options is derived from the fair value of the Group’s ordinary shares measured based on the Black-Scholes-Merton formula with the underlying assumptions that:

-	The options can be exercised only on the expiry date

-	There are no taxes or transaction costs and no margin requirements
-	The volatility of the underlying shares is constant and is defined as the standard deviation of the continuously compounded rates of return on the share over a specified period
-	The risk-free interest rate is relatively constant over time

This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. These inputs, and the volatility assumption in particular, are considered to be highly complex and subjective. Because the Group’s shares had not been publicly traded before April 12, 2019, it lacked sufficient company-specific historical and implied volatility information for its shares. Therefore, it estimates expected share price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

For all awards subject to performance conditions, the probability of achieving the performance condition is derived based on a Monte Carlo simulation. For non-vesting conditions, the probability of achieving the performance condition is included at grant date in the fair value of the option. For vesting condition, the probability of achieving the performance condition is reassessed at least annually.

Further details can be found in Note 17.

Impairment of trade and other receivables

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (ECL) which uses a lifetime expected loss allowance for all trade receivables. The estimated ECL are calculated based on actual credit loss experience over a period that, per business, countries and type of customers, is considered statistically relevant and representative of the specific characteristics of the underlying credit risk.

Using the practical expedient that is allowed by the standard, the Group has established provision matrices that are based on its historical credit loss experience for the previous years, adjusted for non-recurring events and for forward-looking factors per country which incorporated several macroeconomic elements such as the countries’ GDP and unemployment rates. The expected loss rates are reviewed annually, or when there is a significant change in external factors potentially impacting credit risk, and are updated where management’s expectations of credit losses change.

Generally, trade receivables are written-off if past due for more than one year and are not subject to enforcement activity under credit risk.

Impairment of other financial assets

Other financial assets include debt instruments held under a business model of “hold to collect and sell”, and are measured at fair value through other comprehensive income. The Group recognizes an allowance for expected credit losses  according to the IFRS 9 3-stage model. All of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk (stage 1 of the 3-stage model), and the loss allowance recognized during the period was therefore limited to expected credit losses for 12 months.

Further details can be found in Note 33.

4      Change in functional and presentation currency

Prior to April 1, 2021 the functional currency of Jumia Technologies AG and all its German subsidiaries, was the Euro (EUR). Jumia Technologies AG and its German holding subsidiaries centralize the financing and treasury management activities of the Group. Jumia Services GmbH is a German subsidiary that provides services for the Group. Functional currency is determined by the primary economic environment in which the entity operates. Management considers cash flow, financing activities, and the currency in which the majority of the expenses are denominated, as the relevant indicators to describe Jumia Technologies AG’s and all the German subsidiaries’ primary economic environment. Following the increase of our cash balances in USD as a result of our successive equity fund raisings and the increased use of USD for the payment of certain suppliers, USD and USD denominated assets represents a larger portion of these companies’ total assets and a larger portion of these companies’ expenses are denominated in USD, and this constitutes a significant change in economic conditions. Jumia, therefore determined that, as of April 1, 2021, the functional currency of these entities changed from Euro to USD.

The change in functional currency was accounted for prospectively from April 1, 2021. All items were translated into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as their historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income as net investment in a foreign operation are not reclassified from equity to profit or loss until the disposal of the operation.

Jumia Technologies AG German subsidiaries

Company name	Country of incorporation
AIH Subholding Nr. 11 UG (haftungsbeschränkt) & Co. KG	GERMANY
Juwel 193. V V UG (haftungsbeschränkt) & Co. Vierte Verwaltungs KG	GERMANY
AIH General Merchandise UG (haftungsbeschränkt) & Co. KG	GERMANY
AIH General Merchandise Nigeria UG (haftungsbeschränkt) & Co. KG	GERMANY
AIH General Merchandise Kenya UG (haftungsbeschränkt) & Co. KG	GERMANY
AIH General Merchandise Ivory Coast UG (haftungsbeschränkt) & Co. KG	GERMANY
AIH General Merchandise Morocco UG (haftungsbeschränkt) & Co. KG	GERMANY
AIH General Merchandise Algeria UG (haftungsbeschränkt) & Co. KG	GERMANY
AIH General Merchandise Egypt UG (haftungsbeschränkt) & Co. KG	GERMANY
AIH General Merchandise Cameroon UG (haftungsbeschränkt) & Co. KG	GERMANY
AIH Subholding Nr. 8 UG (haftungsbeschränkt) & Co. KG	GERMANY
Juwel 193. V V UG (haftungsbeschränkt) & Co. Fünfte Verwaltungs KG	GERMANY
Juwel 193. V V UG (haftungsbeschränkt) & Co. 23. Verwaltungs KG	GERMANY
Juwel 193. V V UG (haftungsbeschränkt) & Co. 24. Verwaltungs KG	GERMANY
AIH Subholding Nr. 10 UG (haftungsbeschränkt) & Co. KG	GERMANY
Juwel 193 V V UG (haftungsbeschränkt) & Co. Zwölfte Verwaltungs KG	GERMANY
Juwel 193. V V UG (haftungsbeschränkt)	GERMANY
Juwel 194. V V UG (haftungsbeschränkt)	GERMANY
Jumia UG (haftungsbeschränkt) & Co. KG	GERMANY
Juwel 194. V V UG (haftungsbeschränkt) & Co. Erste Verwaltungs KG	GERMANY
Juwel 193. V V UG (haftungsbeschränkt) & Co. 132. Verwaltungs KG	GERMANY
AIH General Merchandise Tanzania UG (haftungsbeschränkt) & Co. KG	GERMANY
Jumia Services GmbH	GERMANY
Bambino 162. V V UG (haftungsbeschränkt)	GERMANY

Effective April 1, 2021, in line with the change in functional currency in Jumia Technologies AG and all its German subsidiaries, to reduce the potential for foreign exchange volatility in our reported earnings, the Group decided to change its presentation currency from EUR to USD. The Group applied the change to USD presentation currency retrospectively and restated the comparative financial information for the relevant periods as if the new presentation currency had always been the Group’s presentation currency.

The translation procedure is outlined below:

1.Income Statement and Statement of Cash Flows have been translated into US dollars using average foreign currency rates (or the foreign currency rate at the date of the transaction if exchange rate fluctuates significantly) prevailing for the relevant period.

2.Assets and liabilities in the Statement of Financial Position have been translated into US dollars at the closing foreign currency rates on the relevant reporting dates.

3.Share capital and Share premium have been translated into US dollars at the closing foreign currency rates on the relevant reporting dates.

4.The remaining equity components have been translated into US dollars as if it had always been the presentation currency

5.Earnings per share and dividend disclosures have also been restated to US dollars to reflect the change in presentation currency.

Below is the opening statement of financial position as of January 1, 2019 and December 31, 2019, as a change in presentation currency represents a change in accounting policy under IAS 8:

	As of January 1, 2019	As of December 31, 2019
In thousands	Restated (USD)	Restated (USD)
Assets
Non-current assets
Property and equipment	5,746	19,551
Intangible assets	206	53
Deferred tax assets	200	122
Other non-current assets	1,443	1,691
Total Non-current assets	7,595	21,417
Current assets
Inventories	10,789	11,210
Trade and other receivables	14,899	18,995
Income tax receivables	831	813
Other taxes receivable	4,774	6,051
Prepaid expenses	8,451	14,123
Term deposits and other financial assets	—	70,005
Cash and cash equivalents	115,165	190,679
Total Current assets	154,909	311,876
Total Assets	162,504	333,293
Equity and Liabilities
Equity
Share capital	152	175,868
Share premium	967,901	1,141,997
Other reserves	89,348	127,449
Accumulated losses	(1,000,216)	(1,239,991)
Equity attributable to the equity holders of the Company	57,185	205,323
Non-controlling interests	(157)	(574)
Total Equity	57,028	204,749
Liabilities
Non-current liabilities
Non-current borrowings	—	6,871
Provisions for liabilities and other charges	445	253
Deferred income	—	1,347
Total Non-current liabilities	445	8,471
Current liabilities
Current borrowings	—	3,427
Trade and other payables	54,118	63,310
Income tax payables	12,453	11,278
Other taxes payable	8,495	5,014
Provisions for liabilities and other charges	22,536	30,325
Deferred income	7,429	6,719
Total Current liabilities	105,031	120,073
Total Liabilities	105,476	128,544
Total Equity and Liabilities	162,504	333,293

5      New accounting pronouncements

a) New standards, interpretations and amendments adopted by the Group

The impact of the adoption of the new standards and amendments to standards that became effective as of January 1, 2021 is as follows:

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

IBOR reform Phase 2 amendments

On August 27, 2020, the IASB issued 'Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)' with amendments that address issues that arise during the reform of an interest rate benchmark, including the replacement of one benchmark with an alternative one, providing exemptions like: i) changes to designations and hedging documentation; ii) amounts accumulated in the cash flow hedge reserve; iii) assessment of retrospective effectiveness on a hedge relationship under IAS 39; iv) amendments to hedge relationships for groups of items; v) presumption that an alternative benchmark rate designated as a non-contractually specified risk component is separately identifiable and qualifies as a hedged risk; and vi) update the effective interest rate, with no gain or loss recognized, for financial instruments measured at amortized cost with changes in the contractual cash flows as a result of IBOR reform, including leases that are indexed to an IBOR. There is no material impact of the adoption of this amendment in the financial statements.

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

IFRS 17 – Insurance contracts (new)

On 18 May 2017, the IASB issued 'IFRS 17 – Insurance contracts’. This new standard replaces IFRS 4 and applies to all entities issuing insurance contracts, reinsurance contracts and investment contracts with discretionary participation characteristics. IFRS 17 is based on the current measurement of technical liabilities at each reporting date. The current measurement can be based on a general model "building block approach" or a simplified one "premium allocation approach". The "building block approach" is based on discounted, probability-weighted cash flows, a risk adjustment and a contractual service margin ('CSM'), which represents the unearned profit of the contract.  Subsequent changes in estimated cash flows are adjusted against the contractual service margin, unless it becomes negative. IFRS 17 is applied retrospectively. The standard is effective for annual reporting periods beginning on or after January 1, 2023.

IFRS 17 – Insurance contracts (amendment)

On 25 June 2020, the IASB issued 'Amendments to IFRS 17' that includes specific changes in eight areas of IFRS 17, such as: i) scope; ii) level of aggregation of insurance contracts; iii) recognition; iv) measurement; v) modification and derecognition; vi) presentation of the Statement of Financial Position; vii) recognition and measurement of the Income statement; and viii) disclosures. This amendment also includes clarifications, which aim to simplify some of the requirements of this standard and ease transition. IFRS 17 is applied retrospectively. On the issue this amended the end date for applying IFRS 9 (temporary exemption or overlay approach) under the IFRS 4 standard, was extended to 1 January 2023, aligned with the effective date of IFRS 17.

IFRS 17 and IFRS 9 – Comparative Information (Amendment to IFRS 17)

On 9 December 2021, the IASB issued ' Initial Application of IFRS 17 and IFRS 9' that relates only to insurers’ transitioning to the IFRS 17 and allows the adoption of a classification overlay to a financial asset for which the entity does not restate IFRS 9 comparative information. This amendment seeks to avoid temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented, when applying IFRS 17 for the first time, providing for (i) the application on a financial asset-by-financial asset basis; (ii) the presentation of comparative information as if the classification and measurement requirements of IFRS 9 had been applied to that financial asset, but without requiring an entity to apply the impairment requirements of IFRS 9; and (iii) the obligation to use reasonable and supported information available at the transition date, to determine how the entity expects that financial asset to be classified in accordance with IFRS 9. This amendment is effective for annual periods beginning on or after 1 January 2023.

IAS 1 amendments on classification

On January 23, 2020 and July 15, 2020, the IASB issued 'Classification of Liabilities as Current or Non-current (Amendments to IAS 1). This amendment intends to clarify that liabilities are classified as either current or non-current balances depending on the rights that an entity has to defer its payment, at the end of each reporting period. The classification of liabilities is not affected by the entity's expectations (the assessment should determine whether a right exists, but should not consider whether or not the entity will exercise that right), or by events occurring after the reporting date, such as the non-compliance of a given “covenant”. Accordingly, covenant compliance will need to be also tested as at year end date regardless of whether the lender tests for compliance at that date or at a later date. This amendment also introduces a new definition of “settlement” of a liability. This amendment is applicable retrospectively. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

IAS 1 amendments on Disclosure of accounting policies

On 12 February 2021, the IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)'. Amendment to the requirement to disclose the accounting policies based on “material” instead of “significant”. The amendment specifies that an accounting policy information is expected to be material if, in its absence, the users of the financial statements would be unable to understand other material information in those same financial statements. Immaterial accounting policy information need not be disclosed. The IFRS Practice Statement 2 was also amended to provide guidance for the application of the concept of material” to accounting policy disclosures. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

IAS 8 amendment on Definition of accounting estimates

On 12 February 2021, the IASB issued 'Definition of Accounting Estimates (Amendments to IAS 8)' to help entities to distinguish between accounting policies and accounting estimates. Introduction of the concept of accounting estimate and the way it is distinct from changes to accounting policies. The accounting estimates are defined as corresponding to monetary amounts that are subject to measurement uncertainty, used to achieve an accounting policy’s objective(s). The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

IFRS 16 amendment to Leases – COVID-19 related rent concessions beyond 30 June 2021

On 31 March 2021, the IASB published 'Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)' that extends, by one year, the May 2020 amendment that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after 1 April 2021.

IAS 12 amendment to Deferred tax related to assets and liabilities arising from a single transaction

On 7 May 2021, the IASB issued 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 will require entities to recognize deferred tax on specific transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. These applies to the recognition of: i) right-of-use assets and lease liabilities; and ii) decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related asset, when not relevant for tax purposes. Such temporary differences are no longer subject to the initial recognition exemption for deferred taxes. The cumulative effect of initially applying the amendment is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the earliest comparative period presented. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group has estimated the impact of the future adoption of this amendment in the financial statements, considering the retrospective application. As of January 1, 2021, the estimated impact amounts to a USD 338 thousand of retained earnings (“Accumulated losses”) increase, a USD 3,548 thousand increase in total liabilities and a USD 3,210 thousand increase in total assets. As of December 31, 2021, the estimated impact amounts to a loss of USD 78 thousand and the total balance of deferred tax assets and deferred tax liabilities related to this amendment amounts to USD 2,762 thousand and to USD 3,178 thousand, respectively.

The group does not expect a material impact upon adoption of any of these standards, except for IAS 12 amendment as disclosed above, and is not planning early adoption.

6      Group Information

At December 31, 2021, Jumia consolidated the Parent entity (Jumia Technologies AG) and the following subsidiaries:

	Country of	% control
Company name	incorporation	December 31, 2020	December 31, 2021	Principal activities(1)
Africa Internet General Trading LLC	UAE	100.00	100.00	Services
Africa Internet Services SAS	FRANCE	100.00	100.00	Not active
African Internet Services S.A.	ANGOLA	100.00	100.00	Not active
AIH General Merchandise Algeria UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Cameroon UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Egypt UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Ivory Coast UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Kenya UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Morocco UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Nigeria UG (haftungsbeschränkt) & Co. KG	GERMANY	99.89	99.89	Holding
AIH General Merchandise Tanzania UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 10 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 11 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 8 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
Atol Internet Services Ltd.	MAURITIUS	100.00	-	-
Atol Internet Serviçes Mozambique Ltd.	MOZAMBIQUE	100.00	-	-
Atol Internet Services Rwanda Ltd.	RWANDA	100.00	100.00	JumiaPay
Atol Internet Services S.a.r.l. Tunisia	TUNISIA	100.00	100.00	Not active
Atol Ivory Coast SARL	IVORY COAST	100.00	100.00	Not active
Atol Services Congo Ltd.	CONGO	100.00	-	-
Atol Services Gabon SARL	GABON	100.00	100.00	Not active
Atol Technology PLC	ETHIOPIA	100.00	100.00	Not active
Bambino 162. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Digital Services XLV (GP) S.à r.l.	LUXEMBURG	100.00	-	-
EasyTaxi Egypt	EGYPT	100.00	100.00	Not active
Ecart Internet Services Nigeria Ltd.	NIGERIA	99.89	99.89	Online retailer
Ecart Services Algeria SARL	ALGERIA	100.00	100.00	Not active
Ecart Services Cameroon Ltd.	CAMEROON	100.00	100.00	Not active
Ecart Services Ghana Ltd.	GHANA	100.00	100.00	Not active
Ecart Services Ivory Coast SARL	IVORY COAST	100.00	100.00	Online retailer
Ecart Services Kenya Ltd.	KENYA	100.00	100.00	Online retailer
Ecart Services Morocco Sarlau	MOROCCO	100.00	100.00	Online retailer
Ecart Services Tanzania Ltd.	TANZANIA	100.00	100.00	Not active

	Country of	% control
Company name	incorporation	December 31, 2020	December 31, 2021	Principal activities(1)
Hellopay Africa Integrated Services Ltd.	NIGERIA	100.00	100.00	Jumia Pay
Jade E-Services Algeria SARL	ALGERIA	100.00	100.00	Marketplace
Jade E-Services Ghana Ltd.	GHANA	100.00	100.00	Online retailer
Jade E-Services Kenya Ltd.	KENYA	100.00	100.00	Not active
Jade E-Services Senegal SARL	SENEGAL	100.00	100.00	Online retailer
Jade E-Services South Africa Proprietary Ltd.	SOUTH AFRICA	100.00	100.00	Online retailer
Jade E-Services Tunisia SARL	TUNISIA	100.00	100.00	Not active
Jade E-Services Uganda Ltd.	UGANDA	100.00	100.00	Online retailer
Jolali Global Resources Ltd.	NIGERIA	99.89	99.89	Not active
Jumia Egypt LLC	EGYPT	100.00	100.00	Online retailer
Jumia Electronic Payment Services S.A.E	EGYPT	-	100.00	JumiaPay
Jumia Eservices SARL	TUNISIA	100.00	100.00	Online retailer
Jumia for Trading LLC	EGYPT	100.00	100.00	Not active
Jumia Services FZ-LLC	UAE	100.00	100.00	Services
Jumia Services GmbH	GERMANY	100.00	100.00	Services
Jumia Technology Services (Shenzhen) Co., Ltd	CHINA	100.00	100.00	Services
Jumia Technologies Spain SLU	SPAIN	-	100.00	Services
Jumia Technologies Cote D’Ivoire SARLU	IVORY COAST	-	100.00	Marketing Services
Jumia UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
Jumia USA LLC	USA	100.00	100.00	Services
Juwel 193 V V UG (haftungsbeschränkt) & Co. Zwölfte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Juwel 193. V V UG (haftungsbeschränkt) & Co. 132. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 23. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 24. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Fünfte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Vierte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 194. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Juwel 194. V V UG (haftungsbeschränkt) & Co. Erste Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel E-Services Tanzania Ltd.	TANZANIA	100.00	100.00	Not active
Lendico S.A (PTY) Ltd.	SOUTH AFRICA	100.00	100.00	Not active
Lipco Internet Services Zimbabwe Ltd.	ZIMBABWE	100.00	100.00	Not active
Silveroak Internet Services Portugal, Unipessoal Lda	PORTUGAL	100.00	100.00	IT Services
Jumia Technologies SUARL	TUNISIA	-	100.00	Services
Vamido Global Resources Ltd.	NIGERIA	99.89	99.89	Not active
(1)	Principal activities as of December 31, 2021

The changes in scope during 2021 result from creation of new entities, mergers and liquidations.

Newly created entities in 2021 are Jumia Electronic Payment Services S.A.E, Jumia Technologies Spain SLU, Jumia Technologies SUARL and Jumia Technologies Cote D’Ivoire SARLU. Atol Services Congo Ltd was dissolved by merger with AIH Subholding Nr. 8 UG (haftungsbeschränkt) & Co. KG in Germany. Atol Internet Serviçes Mozambique Ltd., Digital Services XLV (GP) S.à r.l. and Atol Internet Services Ltd. were liquidated in 2021.

7      Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below.

The proportion of equity interest held by non-controlling interests is as follows:

	Country of incorporation	As of December 31,
Name	and operation	2020	2021
ECART Internet Services Nigeria	NIGERIA	0.11%	0.11%

Net equity attributed to non-controlling interests of these subsidiaries is as follows:

	As of December 31,
Name	2020	2021
ECART Internet Services Nigeria	(430)	(439)
Other subsidiaries	(17)	(15)
Total	(447)	(454)

The statutory financial position and comprehensive income of these subsidiaries attributed to non-controlling interests are shown below:

	For the year ended December 31, 2019
			Total Comprehensive
In thousands of USD	Revenue	Loss for the year	loss of the year
ECART Internet Services Nigeria	108	(141)	(126)
Jumia Egypt LLC	53	(70)	(67)
ECART services Morocco Sarl	53	(44)	(41)
ECART services Kenya Limited	23	(38)	(36)
ECART services Ivory Coast SRL	51	(32)	(30)
Jade E-Services South Africa PTY Ltd	36	(12)	(10)
Total	324	(337)	(310)

Considering the immateriality of the assets, liabilities, profit/(loss) for the year, other comprehensive income (loss) and cash flows attributed to non-controlling interests, this information has not further been disclosed.

8      Property and Equipment

Movements in the carrying amount of property and equipment were as follows:

			Transportation
			equipment,
			office
		Technical	equipment	Right of use
		equipment and	and other	assets - Office
In thousands of USD	Buildings	machinery	equipment	and Warehouse	Total
Balance as of January 1, 2020	2,947	2,707	13,347	15,817	34,818
Additions and modifications	215	508	1,556	5,730	8,009
Disposals	(257)	(151)	(715)	—	(1,123)
Reclassification	82	(109)	34	—	7
Effect of translation	—	36	(30)	210	216
Balance as of December 31, 2020	2,987	2,991	14,192	21,757	41,927
Additions and modifications	381	829	5,957	4,092	11,259
Disposals	(540)	(344)	(1,591)	—	(2,475)
Reclassification	(336)	459	(123)	—	—
Effect of translation	(103)	(202)	(819)	(1,173)	(2,297)
Balance as of December 31, 2021	2,389	3,733	17,616	24,676	48,414
Accumulated depreciation
Balance as of January 1, 2020	(1,488)	(1,242)	(7,716)	(4,821)	(15,267)
Depreciation charge	(720)	(601)	(2,722)	(5,138)	(9,181)
Accumulated depreciation on disposals	257	151	712	—	1,120
Lease modifications	—	—	—	1,894	1,894
Reclassification	—	12	7	—	19
Effect of translation	(18)	(21)	32	(197)	(204)
Balance as of December 31, 2020	(1,969)	(1,701)	(9,687)	(8,262)	(21,619)
Depreciation charge	(402)	(834)	(2,804)	(5,405)	(9,445)
Accumulated depreciation on disposals	372	457	1,442	—	2,271
Lease modifications	—	—	—	861	861
Reclassification	152	(174)	40	—	18
Effect of translation	77	117	549	581	1,324
Balance as of December 31, 2021	(1,770)	(2,135)	(10,460)	(12,225)	(26,590)
Carrying amount as of December 31, 2020	1,018	1,290	4,505	13,495	20,308
Carrying amount as of December 31, 2021	619	1,598	7,156	12,451	21,824

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

In thousands of USD	Right of use assets	Lease Liabilities

As at January 1, 2020	10,996	10,298
Additions	5,786	5,821
Depreciation	(5,138)	—
Interest expense	—	1,516
Lease modifications	1,838	1,765
Payments	—	(6,084)
Effect of translation	13	72
As at January 1, 2021	13,495	13,388
Additions	3,485	3,427
Depreciation	(5,405)	—
Interest expense	—	1,527
Lease modifications	1,468	1,388
Payments	—	(6,615)
Effect of translation	(592)	(578)
As at December 31, 2021	12,451	12,537

During 2021, the Group’s main additions on Right of use assets include renewal lease contract for an office in Portugal, new lease contract for an office in Egypt, Tunisia and China and a warehouse facility in Egypt.

During 2020, the Group’s main additions on Right of use assets include new lease contracts for an office in Egypt, Nigeria and Portugal and a warehouse facility in Egypt.

The Group recognized rent expense from short-term leases of USD 1,740 thousand in the year ended December 31, 2021 (2020: USD 1,549 thousand and 2019: USD 1,883 thousand).

The following are the amounts recognized in profit or loss:

In thousands of USD	2019	2020	2021
Depreciation expense of right-of-use assets	(5,057)	(5,138)	(5,405)
Interest expense on lease liabilities	(1,447)	(1,516)	(1,527)
Expense relating to short-term leases	(1,883)	(1,549)	(1,740)
Total amount recognized in profit or loss	(8,387)	(8,203)	(8,672)

The Group had total cash outflows for leases of USD 6,615 thousand in 2021 (2020: USD 6,084 thousand and 2019: USD 5,331 thousand). The Group also had non-cash additions to right-of-use assets and lease liabilities of USD 3,485 thousand and USD 3,427 thousand in 2021, respectively (2020: USD 5,786 thousand and USD 5,821 thousand, respectively and 2019: USD 4,735 thousand and USD 4,679 thousand, respectively).

9      Deferred Tax Assets and Liabilities

The Group records the tax effect resulting from temporary differences between the assets and liabilities determined on an accounting basis and on a tax basis. As of December 31, 2021, on a consolidated basis, the movement by nature of Net Deferred Tax Assets and Liabilities are as follows:

	As of December 31,
In thousands of USD	2020	Profit / (Loss)	Effect of translation	2021
JTAG Investments - Fair Value UBS Loss - P&L	—	517	—	517
Tax Losses	—	5,791	(8)	5,783
Tax Benefits	125	572	(33)	665
Others	—	81	(1)	80
Deferred tax assets offsetting	—	(6,389)	9	(6,380)
Total Deferred tax assets	125	572	(33)	665

	As of December 31,
In thousands of USD	2020	Profit / (Loss)	Effect of translation	2021
Assets depreciation and amortization	(61)	(415)	18	(458)
Unrealized foreign exchange gains - P&L	—	(5,384)	(4)	(5,388)
Others	—	(534)	0	(534)
Deferred tax liabilities offsetting	—	6,421	(40)	6,380
Total Deferred tax liabilities	(61)	88	(27)	—

As referred under accounting policies, Note 2 u), the offset between deferred tax assets and liabilities is performed at each subsidiary level.

10     Inventories

Inventories are comprised of the following:

	As of December 31,
In thousands of USD	2020	2021
Merchandise available for sale	9,744	12,379
Less: Provision for slow moving and obsolete inventories	(1,523)	(1,431)
Total Inventories	8,221	10,948

The total cost of revenue, which consists primarily of the purchase price of consumer products, recognized as an expense in the consolidated profit or loss was USD 67,385 thousand (2020: USD 53,397 thousand and 2019: USD 94,595 thousand).

Provision for slow moving and obsolete inventories

The movement in the provision for inventories is as follows:

In thousands of USD	Inventories Provision
Balance as of January 1, 2020	1,324
Additions	969
Reversal	(432)
Use of provision	(391)
Effect of translation	53
Balance as of December 31, 2020	1,523
Additions	765
Reversal	(349)
Use of provision	(436)
Effect of translation	(72)
Balance as of December 31, 2021	1,431

The provisions are reversed whenever correspondent items are either sold or returned to the vendors.

The decrease in the provisions relates to a faster movement of stock due to the increasing investment in campaigns.

11      Cash and cash equivalents

Cash and cash equivalents comprised the following:

	As of December 31,
In thousands of USD	2020	2021
Cash at bank and in hand	292,139	96,094
Short-term deposits	81,792	20,996
Total Cash and cash equivalents	373,931	117,090

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

The Group has no restricted cash on cash and cash equivalents at December 31, 2021 (December 31, 2020: nil).

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified expected credit loss was immaterial.

12      Term deposits and other financial assets

Term deposits comprised the following:

	As of December 31,
In thousands of USD	2020	2021
Financial assets at fair value through profit or loss	—	198,998
Financial assets at fair value through OCI	—	195,722
Short term deposits - banks	1,215	995
Term Deposits and other financial assets	1,215	395,715

Deposits represent interest bearing deposits with a commercial bank for a fixed period of more than 3 months.

Other financial assets comprised the following:

	As of December 31,
In thousands of USD	2020	2021
Current financial assets measured at fair value through profit or loss	—	198,998
Current financial assets measured at fair value through other comprehensive income	—	195,722
Other financial assets – current	—	394,720

Financial assets measured at fair value through other comprehensive income comprise investments in listed investment grade bonds, via a discretionary account managed by Citi Private Bank, with the objective of maintaining capital and obtaining benchmark yields. The Group holds these investments under a “hold to collect and sell” business model as defined under IFRS 9. Interest income from financial assets at fair value through OCI are disclosed in Note 28.

Financial assets measured at fair value through profit or loss comprise investments in Exchange Traded Funds (ETF), namely ETF shares held by the Group in passively managed subfunds of UBS (Lux) Fund Solutions, which track particular indexed, with the objective of obtaining returns in line with specific market benchmarks. Fair value variances are disclosed in Note 28.

Other financial assets are presented as current whenever maturity of the investments is within 12 months of the reporting date or if management expects to sell the asset within 12 months.

Fair value reserve

The movement in the fair value reserve for financial assets at fair value through other comprehensive income (“FVOCI”), including the allowance for expected credit losses (“ECL”), is as follows:

In thousands of USD	OCI on financial assets at fair value
Balance as of December 31, 2020	—
Changes in fair value of financial assets	(4,029)
Changes in allowance for expected credit losses	88
Changes recognized in other comprehensive income of the period (Note 16)	(3,941)
Balance as of December 31, 2021	(3,941)

Allowance for expected credit losses

The movement of allowance for expected credit losses (“ECL”) of other financial assets measured at fair value through other comprehensive income is as follows:

In thousands of USD	ECL of other financial assets
Balance as of December 31, 2020	—
Changes recognized in profit or loss as net impairment gains/losses on financial assets at fair value through other comprehensive income (Note 28)	88
Total changes in allowance for expected credit losses	88
Balance as of December 31, 2021	88

13    Trade and other receivables

Trade and other receivables were comprised of the following:

	As of December 31,
In thousands of USD	2020	2021
Advances to suppliers	782	1,529
Trade notes and accounts receivable	18,043	20,974
Less: Allowance for impairment of trade notes and accounts receivable	(9,885)	(8,980)
Unbilled revenues	756	1,160
Other receivables	4,173	4,042
Less: Allowance for impairment of other receivables	(723)	(375)
Trade and other receivables	13,146	18,350

Allowance for expected credit losses

The movement of allowance for expected credit losses (“ECL”) of trade notes and accounts receivable and other receivables is as follows:

	ECL of trade notes
	and accounts	ECL of other
In thousands of USD	receivable	receivables
Balance as of January 1, 2019	9,289	565
Additions	4,965	245
Reversal	(147)	(35)
Use of provision	(4,060)	(86)
Effect of translation	(162)	34
Balance as of December 31, 2020	9,885	723
Additions	2,359	107
Reversal	(237)	(218)
Use of provision	(2,583)	(130)
Effect of translation	(444)	(107)
Balance as of December 31, 2021	8,980	375

The ageing analysis of trade notes and accounts receivable is as follows:

					Past due but not impaired
			Total	Neither past
		Total	expected	due nor	< 30	30 - 90	>90
In thousands of USD	Total net	gross	credit losses	impaired	days	days	days
As of December 31, 2020	8,158	18,043	(9,885)	3,031	3,198	1,218	711
As of December 31, 2021	11,994	20,974	(8,980)	4,102	4,703	502	2,687

See Note 33 for disclosure of how the Group manages and measures credit quality of trade and other receivables that are neither past due nor impaired.

14      Prepaid expense and other current assets

As of December 31, 2021, prepaid expense and other current assets were comprised of prepaid server hosting fees and software licenses USD 1,652 thousand (2020: USD 9,429 thousand), advance payments to the Group’s partners for online payment services amounting to USD 1,183 thousand (2020: USD 968 thousand) and prepaid rent represents USD 594 thousand (2020: USD 1,177 thousand). The remaining amount of USD 2,243 thousand is related to insurance and other goods and services (2020: USD 1,187 thousand).

15      Share capital and share premium

Ordinary shares issued and fully paid as at December 31, 2021

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
199,754,122	Ordinary	1	234,154	1,736,469	1,970,623
Total		1	234,154	1,736,469	1,970,623

The total authorized number of ordinary shares is 199,754,122 shares as at December 31, 2021 (2020: 179,259,246 shares) with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.

During 2021, 2,568,954 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD 179 thousand are recognized directly in the accumulated losses. Furthermore, during March 2021, we completed an equity offering for which 17,925,922 shares were issued, all fully paid. Proceeds from the offering, net of commissions and expenses, were approximately USD 341 million. Transaction costs of USD 7,638 thousand related to the offering are recognized directly in the accumulated losses.

Ordinary shares issued and fully paid as at December 31, 2020

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
179,259,246	Ordinary	1	219,843	1,478,230	1,698,073
Total		1	219,843	1,478,230	1,698,073

The total authorized number of ordinary shares is 179,259,246 shares as at December 31, 2020 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.

During 2020, 6,502,784 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD 631 thousand are recognized directly in the accumulated losses. Furthermore, in December 2020, we completed an equity offering for which 15,939,968 shares were issued, all fully paid.  Proceeds from the offering, net of commissions and expenses, were approximately USD 231 million. Transaction costs of USD 12,383 thousand related to the offering are recognized directly in the accumulated losses.

16      Other Reserves

		Exchange
	Share-based	difference on
	payment	net investment	Fair value reserve	Currency	Total
	capital	in foreign	of financial assets	translation	other
In thousands of USD	reserves	operations	at FVOCI	adjustment	reserves
As of January 1, 2019	87,735	(99,485)	—	101,098	89,348
Other comprehensive loss	—	22,543	—	(26,160)	(3,617)
Total comprehensive loss for the year	—	22,543	—	(26,160)	(3,617)
Share-based payments	41,718	—	—	—	41,718
As of December 31, 2019	129,453	(76,942)	—	74,938	127,449
Other comprehensive loss	—	(84,884)	—	95,136	10,252
Total comprehensive loss for the year	—	(84,884)	—	95,136	10,252
Share-based payments	12,681	—	—	—	12,681
Exercise of options	(6,379)	—	—	—	(6,379)
Capital revaluation	(71)	(13)	—	—	(84)
Change in Non-controlling interests	—	(63)	—	15	(48)
As of December 31, 2020	135,684	(161,902)	—	170,089	143,871
Other comprehensive loss	—	(3,554)	(3,941)	(12,306)	(19,801)
Total comprehensive loss for the period	—	(3,554)	(3,941)	(12,306)	(19,801)
Share-based payments (Note 17)	43,451	—	—	—	43,451
Exercise of options	(2,846)	—	—	—	(2,846)
As of December 31, 2021	176,289	(165,456)	(3,941)	157,783	164,675

The share-based payment reserve represents the Group’s cumulative equity settled share option expense.

The foreign exchange reserve represents the cumulative amount of the exchange differences related to a foreign operation that is consolidated.

The fair value reserve of financial assets at FVOCI represents the fair value changes on financial assets at fair value through other comprehensive income.

The Currency translation adjustment reserve represents the cumulative exchange differences on the translation of the Group’s overseas subsidiaries into the Group’s presentation currency.

17      Share-based compensation

Stock Option Program 2016 (JSOP 2016)

As at December 31, 2021, all options granted under the JSOP 2016 have been fully vested.

Jumia Technologies AG is authorized to opt to make payments in cash or settle in equity at the time of settlement of the awards. In some cases, the company is aware of restrictions, that generally relate to country-specific limitations on individual investment in foreign assets, that may require it to settle awards in cash. For the beneficiaries impacted by these restrictions, the Company’s intention is to cash settle all outstanding awards in the future and they are recognized as cash-settled. The remaining awards are recognized as equity-settled.

During the year 2021, 489,586 options of the JSOP 2016 have been exercised. In total, 571,688 outstanding vested options exist as at December 31, 2021.

In connection with the JSOP 2016, Jumia recognized expenses of USD – 0.6 million for the twelve months ended December 31, 2021.  (December 31, 2020: USD 4.0 million).

Equity Programs 2019

Stock Option Program 2019

In 2019, Jumia Technologies AG established a new stock option plan, the SOP 2019, under which stock options were granted to beneficiaries. On May 15, 2020 additional stock options were granted under the SOP 2019.

Each stock option entitles the holder to receive one share of Jumia Technologies AG upon exercise and payment of an exercise price of EUR 1.00 per share. The stock options may be exercised after a waiting period of four years from the grant date and expire following seven years after the end of the waiting period. The exercise of stock options is not possible during defined blackout periods. Jumia may, at its sole discretion, settle vested stock options in cash instead of issuing shares in Jumia Technologies AG.

The stock options can only be exercised, if the average annual growth rate of the Gross Merchandise Value amounts to at least 10% during the four-year waiting period. If this target is not met, all options will lapse. This condition is classified under IFRS 2 as a non-market performance condition and thus, the probability of achievement has to be reassessed at each reporting date. Only for certain grants in 2020 this condition has been classified as a non-vesting condition, as the vesting period is shorter than the performance period. In this case, the probability of achievement has been derived as at the grant date and is reflected in the fair value and is not reassessed subsequently.

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

Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the SOP 2019 either in cash or in equity. As specified above, for JSOP 2016, the SOP 2019 was recognized as a cash-settled plan for certain beneficiaries and as an equity-settled plan for all other beneficiaries.

The fair values of the cash-settled stock options as of December 31, 2021 are derived from the Black-Scholes-Merton model with the following inputs:

December 31, 2021
Fair value per share(1)	USD 5.70
Exercise price per share	EUR 1.00
Risk-free interest rate(2)	0%
Expected dividend yield(3)	0%
Expected life (years)(4)	1.4 years
Expected volatility(5)	55%
Fair value of options	USD 4.57
(1)

The Fair value per share is derived from the value of an ADS of Jumia Technologies AG traded on the New York Stock Exchange divided by the conversion ratio of 2 (1 ADS represents 2 shares of Jumia Technologies AG).

(2)	Risk-free interest rate is based on German government bond yields consistent to the expected life of options, A risk free rate of 0% is considered as a floor
(3)	Expected dividend yield is assumed to be 0% based on the fact that the Group has no history or expectation of paying a dividend.
(4)	Expected life of share options is based on the minimum waiting period.
(5)	Expected volatility is assumed based on the historical volatility of comparable companies in the period equal to the expected life of each grant.

For the SOP 2019, Jumia recognized expenses of USD 3.6 million for the twelve months ended December 31, 2021 (December 31, 2020 USD 0.1 million)

		Weighted	Weighted
		average	average	Weighted
		remaining	exercise	average fair
	Number of	life	price	value
SOP 2019	awards	(years)	(EUR)	(USD)
Unvested awards outstanding at January 1, 2021	1,448,877	2.4	1.00	7.04
Granted during the period	—	—	—	—
Exercised during the period	—	—	—	—
Forfeited during the period	(144,073)	—	—	—
Cancelled during the period	—	—	—	—
Vested during the period	—	—	—	—
Unvested awards outstanding at December 31, 2021	1,304,804	1.4	1.00	6.65

Virtual Restricted Stock Unit Program 2019

In 2019, Jumia Technologies AG established a new Virtual Restricted Stock Unit Program (VRSUP 2019), under which Restricted Stock Units (RSU) were granted to beneficiaries. In 2020, additional RSUs were granted under the VRSUP 2019.

Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the VRSUP 2019 either in cash or in equity. As specified above, for JSOP 2016, the VSRUP 2019 was recognized as a cash-settled plan for certain beneficiaries and as an equity-settled plan for all other beneficiaries.

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

At December 31, 2021, all RSUs granted under VRSUP 2019 have vested.

For the VRSUP 2019, Jumia recognized expenses of USD 1.3 million for the twelve months ended December 31, 2021 (December 31, 2020 USD 6.4 million)

Equity Programs 2020

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

The stock options can only be exercised, if the average annual growth rate of the Gross Merchandise Value amounts to at least 10% during the four years waiting period. If this performance target is not met, all options will lapse. For specific grants under the 2020 Plan this condition is classified under IFRS 2 as a non-market performance condition and thus, the probability of achievement has to be reassessed at each reporting date. For all other grants this condition has been classified as a non-vesting condition. In this case, the probability of achievement has been derived as at the grant date and is reflected in the fair value and is not reassessed subsequently.

Moreover, there are stock options granted to certain beneficiaries with an additional criteria which relates to reaching certain profitability targets. This second condition is as well either classified as a non-market performance condition or as a non-vesting condition depending on the vesting period of the grants and the respective period in which the condition has to be met.

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

Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the SOP 2020 either in cash or in equity. As specified above, for JSOP 2016 and others, the SOP 2020 was recognized as a cash-settled plan for certain beneficiaries and as an equity-settled plan for all other beneficiaries.

The fair values of the cash-settled SOPs are derived from the Black-Scholes-Merton model with the following inputs:

December 31, 2021
Fair value per share(1)	USD 5.70
Exercise price per share	USD 1.84
Risk-free interest rate(2)	0.4%
Expected dividend yield(3)	0%
Expected life (years)(4)	1.4
Expected volatility(5)	55%
Weighted average of Fair value of Options	USD 3.90
(1)

The Fair value per share is derived from the value of an ADS of Jumia Technologies AG traded on the New York Stock Exchange divided by the conversion ratio of 2 (1 ADS represents 2 shares of Jumia Technologies AG).

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

As each stock option entitles the holder to receive one share of Jumia, the fair value per ADS and the exercise price per ADS must be divided by 2 in order to derive the value per option.

For the SOP 2020, Jumia recognized expenses USD 1.9 million for the twelve months ended December 31, 2021 (December 31, 2020 USD 1.1 million).

		Weighted	Weighted
		average	average	Weighted
		remaining	exercise	average fair
	Number of	life	price	value
	awards	(years)	(USD)	(USD)
Unvested awards outstanding at January 1, 2021	2,405,833	2.4	1.84	1.72
Granted during the period
Granted as a replacement during the period
Replaced during the period
Forfeited during the period	(145,000)
Cancelled during the period
Vested during the period
Unvested awards outstanding at December 31, 2021(1)	2,260,833	1.4	1.84	2.08
(1)	Up to 1,708,907 additional options can be granted under the SOP 2020, if certain profitability conditions are fulfilled.

Virtual Restricted Stock Unit Program 2020

The 2020 annual general meeting of shareholders also approved the Virtual Restricted Stock Unit Program 2020 (VRSUP 2020). Jumia granted an individual number of restricted stock units (RSU) to beneficiaries under the terms and conditions of the 2020 VRSUP. On April 1, 2021, additional RSUs were granted under the VRSUP 2020.

Grants are based on individual grant agreements.

Each beneficiary received an individual grant agreement that includes the individual number of RSUs. Each RSU entitles the holder to receive a cash payment equal to the ten trading days average share price after the publication by the Company of the later of its last half year report or its last annual financial statements.

For selected employees of the Company and selected employees of affiliated companies, Jumia is entitled to elect, at its sole discretion, to issue one share for each vested RSU instead of a settlement in cash.

In general, the RSUs shall vest one year after the grant and will be paid out as soon as reasonably practicable following the expiration of a period of twelve trading days after the publication of Jumia’s first half year report or annual financial statements after the vesting date. All RSUs will be forfeited if a beneficiary resigns before the payout.

No RSUs are subject to any performance conditions or a maximum payout amount (cap).

The specific RSUs granted in 2021 are not subject to any performance conditions or a maximum payout amount (cap).

Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the VRSUP 2020 either in cash or in equity. As specified above, for JSOP 2016, the VSRUP 2020 was recognized as a cash-settled plan for certain beneficiaries and as an equity-settled plan for all other beneficiaries.

The fair value per RSU was derived from Jumia’s stock price at the grant date and at the reporting date for the equity settled awards and cash settled awards, respectively.

The fair value per cash-settled RSU amounts to USD 5.70. The average fair value per equity-settled RSU amounts to USD 19.01.

For the VRSUP 2020, Jumia recognized expenses of USD 7.1 million for the twelve months ended December 31, 2021 (December 31, 2020 USD 13.1 million).

Equity Programs 2021

Stock Option Program 2021

By resolution of the Company’s General Meeting, dated June 9, 2021, the Stock Option Program 2021 (SOP 2021) was approved. Jumia granted a specific number of stock options to beneficiaries under the terms and conditions of the SOP 2021.

Each stock option entitles the holder to receive one share of Jumia (or 0.5 ADS as 1 ADS represents 2 shares of Jumia). The option can be exercised after a four-year waiting period, commencing on the grant date, at a price which is determined based on the average share price of the last 30 trading days prior to the grant date. The exercise period starts directly after the waiting period and ends two years following the expiration of the waiting period. The exercise of stock options is prohibited during defined black-out periods. Jumia is entitled to elect, at its sole discretion, a cash payment for each vested stock option instead of issuing one share.

The stock options are subject to vesting requirements. The awards are (i) divided in tranches of options vesting upon defined years of service and (ii) can only be exercised if a non-market performance condition, related to reaching a certain growth target of the Gross Merchandise Value during a defined period, is met. The probability of achievement of this performance target has been derived based on a Monte Carlo simulation and it has to be reassessed at each reporting date.

Beneficiaries who are members of the management board will forfeit the right to exercise their options if they resign (before the term of office) and start working for a competitor within the 6 months following the resignation.

Other beneficiaries will keep all stock options that are vested.

If Jumia pays dividends during the waiting period or exercise period, the beneficiaries are entitled to receive a dividend payment for each vested but not yet exercised stock option. However, Jumia does not expect to pay dividends during the next years.

The fair values of the SOP 2021 granted during the year are derived from the Black-Scholes-Merton model with the following inputs:

June 10, 2021
Fair value per share(1)	USD 14.77
Exercise price per share	USD 14.21
Risk-free interest rate(2)	0.46%
Expected dividend yield(3)	0%
Expected life (years)(4)	4 years
Expected volatility(5)	50%
Weighted average of Fair value of Options	USD 5.91
(1)

The Fair value per share is derived from the value of an ADS of Jumia Technologies AG traded on the New York Stock Exchange divided by the conversion ratio of 2 (1 ADS represent 2 shares of Jumia Technologies AG).

(2)	Risk-free interest rate is based on US government bond yields consistent to the expected life of options.
(3)	Expected dividend yield is assumed to be 0% based on the fact that the Group has no history or expectation of paying a dividend
(4)	Expected life of share options is based on the waiting period of four years
(5)	Expected volatility is assumed based on the historical volatility of the Group’s comparable companies in the period equal to the expected life of each grant

As each stock option entitles the holder to receive one share of Jumia, the Fair value per ADS and the exercise price per ADS have to be divided by 2 in order to derive the value per option.

For the SOP 2021, Jumia recognized expenses of USD 0.7 million for the twelve months ended December 31, 2021.

	Number of awards	Weighted average remaining life (years)	Weighted average exercise price (USD)	Weighted average fair value (USD)
Unvested awards outstanding at January 1, 2021	-	-	-	-
Granted during the period	823,458	4.00	14.21	5.91
Granted as a replacement during the period	-	-	-	-
Replaced during the period	-	-	-	-
Forfeited during the period	-	-	-	-
Cancelled during the period	-	-	-	-
Vested during the period	-	-	-	-
Unvested awards outstanding at December 31, 2021	823,458	3.40	14.21	5.91

Virtual Restricted Stock Unit Program 2021

The 2021 annual general meeting of shareholders also approved the Virtual Restricted Stock Unit Program 2021 (the “2021 VRSUP”). Jumia granted a specific number of virtual restricted stock units (“VRSUs”) to beneficiaries under the terms and conditions of the 2021 VRSUP.

Grants are based on individual grant agreements.

Each beneficiary received an individual grant agreement that includes the specific number of VRSUs. Each VRSU entitles the holder to receive a cash payment equal to the average of the Relevant Closing Price on the first five Trading Days after the publication by the Company of its first press release announcing year-end financial results after the vesting date.

Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the VRSUP 2021 either in cash or in equity. As specified above, for JSOP 2016 and others, the VSRUP 2021 was recognized as a cash-settled plan for certain beneficiaries and as an equity-settled plan for all other beneficiaries.

The vesting period and conditions may vary according to participants seniority. The awards are divided in tranches which vest upon determined years of service. Moreover, certain awards are subject to additional criteria which includes reaching certain growth target, profitability and share price targets. These conditions are either classified as non-market performance conditions or as non-vesting conditions depending on the vesting period of the grants and the respective period in which the condition has to be met.

In the event the Participant’s office term as member of the Management Board or the Participant’s service or employment relationship with the Company ends before settlement and the Participant qualifies as a “Bad Leaver”, all VRSUs will be forfeited.

If the Participant does not qualify as a “Bad Leaver”, it shall retain all VRSUs already vested and not yet settled.

The fair value per VRSU was derived based on the observable stock price of Jumia as at the reporting date or at the grant date depending on the cash- or equity-settled classification. The fair value per cash-settled VRSU amounts to USD 5.70. The average fair value per equity-settled RSU amounts to USD 14.35.

For the VRSUP 2021, Jumia recognized expenses of USD 20.5 million for the twelve months ended December 31, 2021.

In total, Jumia recognized share-based compensation expenses of USD 34.5 million for the twelve months ended December 31, 2021.

For certain geographies, equity awards are settled on a net basis, i.e., the group withhold shares for settlement of tax obligations plan on behalf of employees under share-based compensation plans.

During 2021, Jumia modified the classification of certain awards from equity-settled to cash-settled, driven by a change in expectations regarding the method of settlement.

At the date of modification, a liability was recognized based on the fair value of the cash-settled award as at that date and to the extent to which the vesting period has expired.

18      Trade and other payables

Trade and other payables comprise the following:

	As of December 31,
In thousands of USD	2020	2021
Trade payables	20,390	23,792
Invoices not yet received	17,315	25,824
Accrued employee benefit costs	10,873	12,698
Trade Deposits	502	1,510
Sundry accruals	26,690	13,022
Trade and Other Payables	75,770	76,846
Current	75,770	76,077
Non-current	—	769

Terms and conditions of the above financial liabilities:

●	Trade payables are non-interest bearing and are normally settled on 0-90 day terms
●	Other payables are non-interest bearing and have an average term of 1-2 months
●	For terms and conditions with related parties, refer to Note 31.

For explanations on the Group’s credit risk management processes, refer to Note 33.

As of December 31, 2020, sundry accruals included a litigation settlement accrual of USD 5,000 thousand. As previously disclosed, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us and other defendants, including certain current and former members of our management and supervisory boards, in 2019. The cases asserted claims under federal securities laws based on alleged misstatements and omissions in connection with, and following, our initial public offering. On August 11, 2020, we reached an agreement to fully resolve all of the actions, subject to conditions including court approval. Under this agreement, in which the defendants did not admit any liability or wrongdoing, Jumia made a settlement payment of $5 million on January 18, 2021, $1 million of which was funded by insurance coverage proceeds received on January 13, 2021. The U.S. District Court for the Southern District of New York and the New York County Supreme Court approved the settlement agreement in March 2021. No shareholders had filed objections to the settlements.

Additionally, sundry accruals also relate principally to cash-settled awards, consultancy, legal, marketing, IT and logistics services payables. The current cash-settled awards amount to USD 1,241 thousand as of December 31, 2021 (2020: USD 12,706 thousand). There are additional USD 769 thousand recognized as non-current cash-settled awards.

19      Borrowings

Lease liabilities are presented in the statement of financial position as follows:

	As of December 31,
In thousands of USD	2020	2021
Current	3,638	3,906
Non-current	9,750	8,631
Total Lease liabilities	13,388	12,537

Set out below is the maturity of the lease liabilities classified as non-current:

In thousands of USD	One to five years	More than five years	Total
Lease liability future payments	8,620	11	8,631

The Group has several lease contracts that include extension and termination options. Whenever the contracts do not include a mutual agreement clause, the Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. Future cash outflows as of December 31, 2021 to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities amounts to USD 3.1 million and relates to new contracts signed in 2022 and potential renewals.

Changes in liabilities arising from financing activities

In thousands of USD	January 1, 2020	Additions	Payments	Reclassification	Effect of translation	December 31, 2020
Current lease liabilities	3,427	4,090	(6,084)	2,116	89	3,638
Non-current lease liabilities	6,871	5,012	—	(2,116)	(17)	9,750
Total liabilities from financing activities	10,298	9,102	(6,084)	—	72	13,388

In thousands of USD	January 1, 2021	Additions	Payments	Reclassification	Effect of translation	December 31, 2021
Current lease liabilities	3,638	4,173	(6,615)	2,905	(195)	3,906
Non-current lease liabilities	9,750	2,169	—	(2,905)	(383)	8,631
Total liabilities from financing activities	13,388	6,342	(6,615)	—	(578)	12,537

Additions include USD 1,527 thousand of accrued interest as of December 31, 2021 (December 31, 2020: USD 1,516 thousand) as described in Note 8.

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

The expense relating to payments not included in the measurement of the lease liability is as follows:

	As of December 31,
In thousands of USD	2020	2021
Short-term leases	1,549	1,740
Variable lease payments	131	133
Total expense	1,680	1,873

At December 31, 2021 the Group was committed to short-term leases and the total commitment at that date was USD 1,044 thousand (December 31, 2020: USD 759 thousand).

20      Other taxes payable & Other taxes receivable

Other taxes payable relates to Value added taxes amounting to USD 6,085 thousand (2020: USD 3,408 thousand), to Withholding Tax amounting to USD 11,785 thousand (2020: USD 8,479 thousand) and other taxes amounting to USD 1,082 thousand (2020: USD 775 thousand).

Other taxes receivable relates to Value added taxes amounting to USD 2,678 thousand (2020: USD 2,561 thousand) and to other taxes amounting to USD 1,097 thousand (2020: USD 1,221 thousand).

21      Provisions for liabilities and other charges

Movements in provisions for liabilities and other charges are as follows:

		Marketplace
		and consignment	Provision for
In thousands of USD	Tax risks	goods	other expenses	Total
Balance as of January 1, 2020	28,979	616	983	30,578
Additions	5,406	573	1,039	7,018
Reversals	(191)	(237)	(215)	(643)
Use of provision	—	—	(149)	(149)
Reclassification	—	—	—	—
Effect of translation	2,633	25	(16)	2,642
Balance as of December 31, 2020	36,827	977	1,642	39,446
Additions	3,010	313	730	4,053
Reversals	(3,278)	(483)	(141)	(3,902)
Use of provision	(319)	—	(75)	(394)
Reclassification	—	53	(53)	—
Effect of translation	(2,019)	(43)	(56)	(2,118)
Balance as of December 31, 2021	34,221	817	2,047	37,085
Current	34,221	817	1,371	36,409
Non-current	—	—	676	676

Tax risks

Tax risk provision includes provisions related to VAT for USD 9,904 thousand (2020: USD 13,111 thousand), provisions related to Withholding Tax (WHT) for USD 23,562 thousand (2020: USD 23,318 thousand) and provisions related to other taxes for USD 755 thousand (2020: USD 398 thousand). Provision is calculated based on the detailed review of uncertain tax positions completed by management across the group and in consideration of the probability of a liability arising, within the applicable statute of limitations.

Marketplace and consignment goods

The provision for marketplace and consignment goods relates to the lost and damaged items, to be reimbursed to the vendors. Provision is calculated based on the detailed review of these items, and it is expected to be utilized during the exercise period of 2022.

Provision for other expenses

Provision for other expense includes end of service provision of USD 676 thousand (2020: USD 443 thousand), various litigation and penalty provisions of USD 1,360 thousand (2020: USD 1,166 thousand) and restructuring provision of USD 11 thousand (2020: USD 33 thousand). The provisions are calculated based on our best estimate considering past experience.

22      Deferred income

Deferred income consists of USD 1,415 thousand (2020: USD 1,473 thousand) related to a depositary fee from BNY Mellon, deferred over the course of 5 years and thus, USD 875 thousand (2020: USD 1,019 thousand) classified as non-current in the consolidated statement of financial position. Other amounts include individual payments received from end customers in advance for goods that have been ordered but are not yet delivered.

23      Revenue

Revenue is comprised of the following:

	For the year ended December 31,
In thousands of USD	2019	2020	2021
Sales of goods	90,855	50,426	65,126
Commissions	27,997	39,540	35,345
Fulfillment	30,061	36,992	36,392
Value added services	22,939	21,754	25,665
Marketing and Advertising	6,816	8,799	10,778
Other revenue	872	1,855	4,628
Revenue	179,540	159,366	177,934

No single customer amounted for more than 5% of Group revenues (2020: none, 2019: none).

The breakdown of the Group’s revenue from contracts with customers by region is disclosed in the Note 2 v) Segments.

24      Fulfillment expense

Fulfillment expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2019	2020	2021
Fulfillment staff costs	23,365	20,041	20,233
Fulfillment centers expense	5,507	4,136	4,978
Freight and shipping expense	57,761	54,937	63,484
Fulfillment expense	86,633	79,114	88,695

Fulfillment expense increased by 12.1% from USD 79.1 million in 2020 to USD 88.7 million in 2021, due to a 22% increase in orders, as the Group is continued generating fulfillment efficiencies leveraging our increased scale.

25      Sales and advertising expense

Sales and advertising expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2019	2020	2021
Staff costs	9,160	9,717	9,815
Advertising campaigns	48,309	24,765	69,521
Selling expenses	5,238	2,581	2,588
Sales and advertising expense	62,707	37,063	81,924

Sales and advertising expense increased by 121.0% from USD 37.1 million in 2020 to USD 81.9 million in 2021, primarily due to a step-up in marketing investments across marketing channels. The marketing mix was rebalanced with an increased share of offline media and video advertising to drive awareness and activation.

26      Technology and content expense

Technology and content expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2019	2020	2021
Staff Costs - Technology and content	14,704	15,125	16,355
Technology license and maintenance expenses	15,824	16,656	22,842
Technology and content expense	30,528	31,781	39,197

27      General and administrative expense

General and administrative expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2019	2020	2021
Staff Costs	90,105	66,976	83,549
Occupancy Costs	1,770	1,589	1,740
Professional fees	16,007	12,899	18,250
Travel and entertainment	5,857	1,735	1,910
Office and related expenses	8,388	7,361	7,332
General sub-contracts	5,786	1,611	1,212
Bank fees & payment costs	3,238	1,945	1,691
Bad debt expense / reversal	6,579	5,582	1,711
Tax expenses	12,991	14,747	11,125
Depreciation and amortization	8,851	9,282	9,656
Other general and administrative expense	2,211	8,294	4,589
General and administrative expense	161,783	132,021	142,765

Staff costs expense includes share options granted to eligible employees of USD 34,548 thousand (2020: USD 24,708 thousand and 2019: USD 41,717 thousand).

As of December 31, 2021 Tax expenses, that refers to other taxes expenses than income tax, includes mainly USD 7,064 thousand (December 31, 2020: USD 9,426 thousand and 2019: USD 7,307 thousand) for expenses related to withholding taxes and USD 994 thousand (December 31, 2020: USD 2,729 thousand and 2019: USD 3,330 thousand) related to VAT.

As of December 31, 2021 Other general and administrative expense includes USD 4,238 thousand (2020: USD 3,139 thousand and 2019: USD 1,769 thousand) for insurance premiums. As of December 31, 2020 Other general and administrative expense also included the expense related to the class action settlement described in Note 18.

28      Finance income and finance costs

Finance income and finance costs comprise of the following:

	For the year ended December 31,
In thousands of USD	2019	2020	2021
Foreign exchange gain	2,199	4,736	22,162
Interest and similar income	2,232	884	258
Interest income from financial assets at fair value through OCI	—	—	2,344
Finance income	4,431	5,620	24,764
Foreign exchange loss	1,415	14,440	7,485
Interest and similar expense	1,469	1,583	1,606
Fair value loss on financial assets at fair value through profit and loss	—	—	998
Impairment loss on financial assets at fair value through OCI	—	—	88
Other charges	—	—	154
Finance costs	2,884	16,023	10,331

Fair value on financial assets corresponds to fair value losses on financial assets at fair value through profit or loss and amounts to USD 998 thousand (2020: nil and 2019: nil).

Interest income from financial assets at fair value through OCI includes the interest measured and recognized according to effective interest rate method and amounts to USD 2,344 thousand (2020: nil and 2019: nil). Impairment loss on financial assets at fair value through other comprehensive income amounts to USD 88 thousand (2020: nil and 2019: nil).

29      Income tax

Income tax payables as of December 31, 2020 and December 31, 2021 comprise the following:

	As of December 31,
In thousands of USD	2020	2021
Income Tax Payables	344	448
Provision for Income Tax	13,682	12,833
Total	14,026	13,281

The reconciliation of tax expense and the effective tax rate was as follows:

	For the year ended December 31,
In thousands of USD	2019	2020	2021
Loss before income tax	(253,534)	(180,732)	(226,463)
Statutory tax rate(1)	27.39%	27.85%	24.02%
Expected income tax benefit	69,443	50,342	54,406

Tax effects of:
Sundry permanent differences	(1,203)	44	632
Equity Transaction costs	1,944	3,549	1,878
Share based payments	(11,426)	(3,584)	(7,520)
Tax Expenses	(2,141)	(2,338)	(1,605)
Bad debt expense	(1,879)	(1,379)	(439)
Management fees	(7,414)	(5,563)	(6,167)
Interest expense	(296)	(439)	(1,324)

Unrecognized deferred tax asset arising from timing differences relating to:
FX unrealized gain/loss	(4,816)	(1,241)	(1,575)
Share based payments	—	(3,403)	(443)
Tax Expenses	(1,252)	(751)	277
Sundry temporary differences	(3,786)	(1,885)	(308)

Minimum tax	(428)	(417)	(395)
Deferred tax not recognized (mainly tax losses carried forward)	(37,212)	(35,874)	(38,707)
Deferred tax: relating to origination and reversal of temporary differences and tax losses	(177)	(47)	848

Income tax expense	(643)	(2,986)	(442)
Effective tax rate	0.25%	1.65%	0.20%
(1)	The Statutory tax rate consists of an average tax rate weighted in proportion to accounting profit(loss) in each geographical territory.

Income tax expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2019	2020	2021
Current tax	(466)	(2,939)	(1,102)
Deferred tax	(177)	(47)	660
Total Income tax expense	(643)	(2,986)	(442)

Tax losses available for offsetting against future taxable profits were as follows:

				As of December 31,
				2019	2020	2021
In thousands of USD				Accumulated tax	Accumulated tax	Accumulated tax
Country	Duration	Rate		loss [gross]	loss [gross]	loss [gross]
Germany **	Indefinite	30.2%	*	(10,050)	(32,175)	(37,933)
Morocco	4 years	31.0%		(28,421)	(34,512)	(29,580)
Egypt	5 years	22.5%		(101,101)	(132,244)	(151,823)
Nigeria	Indefinite	30.0%		(228,205)	(248,166)	(269,961)
South Africa	Indefinite	28.0%		(38,498)	(46,853)	(49,591)
Kenya	10 Years	30.0%		(72,687)	(78,780)	(87,785)
Ivory Coast	5 years	25.0%		(30,286)	(34,309)	(34,784)
Ghana	3 years	25.0%		(11,045)	(10,124)	(9,560)
Other	N/A	N/A		(71,584)	(57,191)	(67,864)
Total				(591,877)	(674,354)	(738,881)
*	In Germany, the calculation of current tax is based on a combined tax rate of 30.2%, consisting of a corporate income tax rate of 15.8% and a trade tax rate of 14.4%.
**	Accumulated tax losses related to Trade Tax amount to USD 64,276 thousand as of December 31, 2021, not included in the table above.

Various tax rules may limit the use of the tax losses above.

No deferred tax asset has generally been recognized in respect of the tax losses as the latter may either be time barred at the time when they could have otherwise offset taxable profits, may be subject to limitations as to their use, or there is no tax opportunity or other evidence of recoverability within a short timeline. This general principle is subject to a few exceptions disclosed in Note 9.

30      Earnings per share

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

The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the year ended December 31,
In thousands of USD	2019	2020	2021
Numerator
Loss for the period	(254,177)	(183,718)	(226,905)
Less: net loss attributable to non-controlling interest	(422)	(36)	(40)
Loss attributable to Equity of the Company	(253,755)	(183,682)	(226,865)
Denominator
Weighted average number of shares for basic and diluted EPS	140,655,697	160,697,588	193,835,475

Loss per share - basic and diluted	(1.80)	(1.14)	(1.17)

Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	For the year ended December 31,
	2019	2020	2021
Share Options	8,004,121	5,252,152	2,070,033

31      Transactions and balances with related parties

Terms and conditions of transactions with related parties

The following is a description of related party transactions the Group has entered into since January 1, 2019, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Transactions with MTN

Our shareholder Mobile Telephone Networks Holdings (Pty) Ltd sold a significant number of shares in Jumia, during the third quarter of 2020, and no longer qualifies as a related party, as of December 31, 2020 and December 31, 2021.

The Group engages in several initiatives with affiliates of MTN. For example, consumers may pay for transactions on Jumia’s platform with MTN’s mobile money. The Group has also set up dedicated MTN branded online stores on our platform. For the year ended December 31, 2020, the expenses incurred with MTN amounted to USD 251 thousand (December 31, 2019: USD 535 thousand).

In 2020, the Group also entered into an agreement in which MTN prepaid for corporate and gift purchases in Jumia’s platform through vouchers, which amounted for the year ended December 31, 2020 to USD 1,097 thousand, which have all been converted into revenue during the period. In 2019, MTN prepaid for their employees purchases in Jumia’s platform through the wallet top-ups which amounted for the twelve months ended December 31, 2019 to USD 996 thousand, which have all been converted into revenue during the period.

Transactions with Key management

Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
In thousands of USD	2019	2020	2021
Short-term employee benefits	8,995	3,634	4,236
Other benefits	53	53	81
Share-based compensation	15,415	15,445	9,299
Total	24,463	19,132	13,616

See Note 17 for additional information regarding the share-based compensation plans.

32      Fair Values of Financial Instruments

Financial instruments comprise of financial assets and financial liabilities. Financial assets consist of bank balances and cash, other financial investments, trade receivables and receivables due from related parties. Financial liabilities consist of trade payables and payables due to related parties.

Management considers that the carrying amounts of financial assets measured at amortized cost, and financial liabilities in the financial statements approximate their fair values.

Financial investments measured at fair value

As of December 31, 2021 other financial assets were measured using as inputs quoted prices in an active market, corresponding to the Level 1 of the fair value hierarchy of IFRS 13.

When transfers into and out of fair value hierarchy levels are required, it is the Group's policy to transfer the amounts at the end of the reporting period.

Amounts of other financial assets corresponding to the Level 1 of the fair value hierarchy are transferred to Level 2 when quoted prices cease to be available. Level 2 measurements of fair value are determined by maximizing the use of market data other than the quoted price, such as interest rate yield curves and publicly available credit ratings. Conversely, amounts of other financial assets corresponding to the Level 2 are transferred to Level 1 when quoted prices become available.

33      Financial risk management objectives and policies

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

Foreign currency risk

Currency risk is the risk that the fair value of financial assets or financial liabilities held in foreign currency or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Due to its international business activities, the Group is exposed to the risk of changes in foreign exchange rates in connection with trade payables and trade receivables resulting from purchase and sales transactions denominated in a different currency from the functional currency of the respective operation as well as intercompany financing. However, the Group maintains an effective natural hedge across most of the Group’s cash flows as the Group’s revenue streams are generated in local currencies matched by Group’s costs mostly incurred in the respective local currencies.

In respect of currency risk, management sets limits on the level of exposure by currency and in total. The positions are monitored monthly. The Group does not use derivatives as hedging instruments to limit its exposure from foreign currency risks.

Foreign currency sensitivity

As of December 31, 2021, if the EUR or USD had strengthened/weakened by +/-5 or +/-10% against all other currencies with all other variables held constant, the hypothetical impact in the major local currencies on pre-tax equity and profit before tax would have been as follows, mainly as a result of foreign exchange gains/losses on translation of trade and other receivables, cash as well as trade and other payables denominated in EUR or USD.

The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies to which the Group is exposed (EUR, XOF, KES, MAD, NGN, DZD, GHS, UGX, ZAR, EGP, TND), with all other variables held constant. The Group’s exposure to foreign currency changes for all other currencies is not material.

The Group assessed a possible change of +/- 5% to Egyptian Pound (EGP), Algerian Dinar (DZD), Moroccan Dirham (MAD), Kenyan Shilling (KES), Ghanaian Cedi (GHS) and Ugandan Shilling (UGX ) due to valuation fluctuations in 2021 of -2.8% to 5.2% of these currencies to the USD, a possible change of +/- 10% to Euro (EUR), West African CFA franc (XOF), Nigerian Naira (NGN), South African Rand (ZAR) and Tunisian Dinar (TND) due to valuation fluctuations in 2021 of 7.3% to 8.7% of these currencies to the USD. The Group also assessed a possible change of +/- 5% to Algerian Dinar (DZD), Moroccan Dirham (MAD), Kenyan Shilling (KES), Nigerian Naira (NGN), Ghanaian Cedi (GHS), South African Rand (ZAR) and Tunisian Dinar (TND) due to valuation fluctuations in 2021 of -4.0% to 0.5% of these currencies to the EUR, a possible change of +/- 10% to Ugandan Shilling (UGX ), and Egyptian Pound (EGP) due to valuation fluctuations in 2021 of -10.1% to -7.7% of these currencies to the EUR. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income. The impacts in the major local currencies are as follows:

		Effect on	Effect on
In thousands of USD		pre-tax equity	profit before tax
Change in EUR/USD
	10%	97,785	1,528
	(10)%	(97,785)	(1,528)
Change in EUR/KES
	5%	(5,375)	37
	(5)%	5,375	(37)
Change in EUR/MAD
	5%	(5,923)	(117)
	(5)%	5,923	117
Change in EUR/NGN
	5%	(14,007)	(191)
	(5)%	14,007	191
Change in EUR/DZD
	5%	(1,377)	(4)
	(5)%	1,377	4
Change in EUR/GHS
	5%	(993)	(6)
	(5)%	993	6
Change in EUR/UGX
	10%	(3,098)	(51)
	(10)%	3,098	51
Change in EUR/ZAR
	5%	(835)	(2)
	(5)%	835	2
Change in EUR/EGP
	10%	(17,136)	26
	(10)%	17,136	(26)
Change in EUR/TND
	5%	(671)	(12)
	(5)%	671	12

		Effect on	Effect on
In thousands of USD		pre-tax equity	profit before tax
Change in USD/XOF
	10%	(818)	4
	(10)%	818	(4)
Change in USD/KES
	5%	(528)	71
	(5)%	528	(71)
Change in USD/MAD
	5%	(498)	(43)
	(5)%	498	43
Change in USD/NGN
	10%	(2,167)	(315)
	(10)%	2,167	315
Change in USD/DZD
	5%	(213)	—
	(5)%	213	—
Change in USD/GHS
	5%	(141)	9
	(5)%	141	(9)
Change in USD/UGX
	5%	(297)	(6)
	(5)%	297	6
Change in USD/ZAR
	10%	(251)	8
	(10)%	251	(8)
Change in USD/EGP
	5%	(987)	137
	(5)%	987	(137)
Change in USD/TND
	10%	(359)	1
	(10)%	359	(1)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, financial investments in bonds and ETF funds, and foreign exchange transactions.

Trade receivables

As of December 31, 2021, the Group has as an allowance for uncollectible receivables of USD 8,980 thousand (2020: USD 9,885 thousand) as set out in the Note 13. Additionally, the Group has as an allowance for uncollectible other receivables of USD 375 thousand (2020: USD 723 thousand).

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

The Group applies the IFRS 9 simplified approach to measuring expected credit losses (ECL) which uses a lifetime expected loss allowance for all trade receivables. The estimated ECL are calculated based on actual credit loss experience over a period that, per business, countries and type of customers, is considered statistically relevant and representative of the specific characteristics of the underlying credit risk.

Using the practical expedient that is allowed by the standard, the Group has established provision matrices that are based on its historical credit loss experience for the previous years, adjusted for non-recurring events and for forward-looking factors per country which incorporated several macroeconomic elements such as the countries’ GDP and unemployment rates. The expected loss rates are reviewed annually, or when there is a significant change in external factors potentially impacting credit risk, and are updated where management’s expectations of credit losses change.

During 2021, certain Group entities (namely, among others, Ecart Internet Services Nigeria Limited, Ecart Services Morocco, Jade E-Services Senegal SARL and Jade E-Services Ghana Ltd.) entered into account compensation and settlement agreements with certain international marketplace vendors. Therefore, the Group has offset associated trade receivables and payables for an amount of USD 317 thousand as of December 31, 2021. (2020: USD 1,106 thousand).

The Group does not hold collateral as security. The Group evaluates the concentration of risk with respect to trade receivables and contract assets as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.

Cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. The Group’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2020 and 2021 is the carrying amount as illustrated in cash and cash equivalents in the consolidated statement of financial position.

The expected credit losses (“ECL”) from cash and cash equivalents, are estimated by the Group as immaterial as of December 31, 2019, 2020 and 2021.

The Group considers cash deposits are in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Cash deposits are written off when there is no reasonable expectation of recovering the contractual cash flows.

A substantial part of the Group’s cash deposit balances is maintained in Germany. German bank accounts are secured via the deposit protection fund, which secures all bank deposits up to 20% of the liable equity of the bank.

Other financial assets

The Group’s maximum exposure to credit risk for other financial assets of December 31, 2021 is the respective carrying amount.

As of December 31, 2021, all of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk (stage 1 of the 3-stage model), and the loss allowance recognized during the period was therefore limited to expected credit losses for 12 months. Management considers ‘low credit risk’ for listed bonds to be an investment grade credit rating by a major rating agency. The Group considers that credit risk increases significantly if the credit rating deteriorates to a non-investment grade rating.

The probability of default (PD) and loss given default (LGD) are determined for the investments on an individual basis, using available public corporate PD and LGD assessments of the securities performed by credit rating agencies, which incorporate both historical and forward-looking information, according to market standards. Forward-looking information includes credit rating outlooks and economic forecast measured using country GDP and CDS.

Liquidity risk

The primary objective of the Group’s liquidity and capital management is to monitor the availability of cash and other financial assets and capital in order to support its business expansion and growth. The Group manages its liquidity and capital structure with reference to economic conditions, performance of its local operations and local regulations. Funding is managed by a central treasury department that monitors the amounts of funds to be granted according to management and Shareholder approval. All funding follows strict operational and legal monitoring executed by the treasury and legal departments.

During 2019, the Group has secured funding relating to the entry of a new investor in January 2019 and the Initial Public Offering (IPO) with concurrent private placement in April 2019. We received approximately USD 280 million in net proceeds from our initial public offering and additional capital in the aggregate amount of USD 86 million from Pernod Ricard Deutschland GmbH. Most of this funding is transferred to operating entities in the form of loans which are eliminated in consolidation. In December 2020, the Group completed an equity offering.  Proceeds from the offering, net of commissions and expenses, were approximately USD 231 million. During March 2021, the Group raised additional equity funding with proceeds, net of commissions and expenses, of USD 341 million.

As all funding has been exclusively obtained from the shareholders and there are no external borrowings, the Group does not incur any interest rate risk.

Based on the cash flow forecast for 2022, the Group has sufficient liquidity as of December 31, 2021 for the next twelve months.

34      Commitments and contingencies

Tax contingencies

The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.

As of December 31, 2021, there are ongoing tax audits in various countries. Some of these tax enquiries have resulted in re-assessments, whilst others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigations in determining legal provisions. Final claims or court rulings may differ from management estimates.

As of December 31, 2021, the Group has accrued for net tax provisions (excluding Uncertainty over Income Tax payables in accordance with IFRIC 23 interpretation) in the amount of USD 34,221 thousand (2020: USD 36,827 thousand) as a result of the assessment of potential exposures due to uncertain tax positions as well as pending and resolved matters with the relevant tax authorities (Note 21). Additionally, as of December 31, 2021 Uncertainty over Income Tax payables in accordance with IFRIC 23 interpretation amounts to USD 12,833 thousand (2020: USD 13,682 thousand)

In addition to the above tax risks, in common with other international groups, the conflict between the Group’s international operating model, the jurisdictional approach of tax authorities and some domestic tax requirements in relation to withholding tax and VAT compliance and recoverability rules, could lead to a further USD 12,410 thousand in additional uncertainty on tax positions. The likelihood of future economic outflows with regard to these potential tax claims is however considered as only possible, but not probable. Accordingly, no provision for a liability has been made in these consolidated financial statements.

The Group may also be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote.

Guarantees

The Group has other commitments such as bank guarantees issued. As of December 31, 2021 The Group bank guarantees amount to USD 1,221 thousand (December 31, 2020: USD 1,055 thousand).

Legal Proceedings with shareholders

Since May 2019, several putative class action lawsuits had been filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against the company, certain of its management and supervisory board members, the underwriters of its IPO, its U.S. representative and, in New York State court, its auditor. The cases assert claims under federal securities laws based on alleged misstatements and omissions in connection with, and following, the company’s initial public offering. On August 11, 2020, we reached an agreement to fully resolve all of the actions, subject to conditions including court approval. Under this agreement, in which the defendants do not admit any liability or wrongdoing, Jumia made a settlement payment of USD 5 million on January 18, 2021, USD 1 million of which was funded by insurance coverage proceeds received on January 13, 2021. The settlement amounts were paid into an escrow account in January 2021. No shareholders had filed objections to the settlements.

Lease commitments

As disclosed in Note 19, the Group was committed to short term leases which at December 31, 2021 amounts to USD 1,044 thousand (2020: USD 759 thousand).

Other commitments

The Group has committed to pay USD 23 million to a service supplier, of which USD 21 million will be paid upfront. Of the USD 21 million, the Group has paid USD 7 million as at December 31, 2021, USD 7 million in January 2022 and will pay the same amount in January 2023.

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

35      Subsequent events

The recent outbreak of coronavirus (“COVID-19”) in China has resulted in the lockdown of several cities. As a growing percentage of our revenue stems from cross-border sales, import restrictions or delays in obtaining required customs clearances, with respect to goods imported from China, could negatively impact our global business and results of operations in future reporting periods. As COVID-19 outbreaks continue to surge, the potential impacts to our business are uncertain and difficult to assess.

The recent Ukraine and Russia war has exacerbated the inflationary pressure and currency devaluations with notable exposures in a number of African countries such as Egypt that are dependent on the agricultural product imports from Russia and/or Ukraine. Currency volatility and high inflation in any of the countries in which we operate could increase the cost of goods to our third-party sellers while decreasing the purchasing power of our consumers. If sellers are unable to pass along price increases to consumers, we could lose sellers from our marketplace. Similarly, if consumers are unwilling to pay higher prices, we could lose consumers. As these events evolve, the potential impacts to our business are uncertain and difficult to assess.

In early 2022, we experienced a cybersecurity incident in which an unauthorized third-party gained access to limited data within Jumia’s information technology systems. We are still investigating but we currently believe that the data accessed was not particularly sensitive. Our operations have not been impacted and we have taken remedial measures to contain the incident. There can, however, be no assurance about the full extent of the breach until we have finalized our assessment.