Form 20-F
period 2022-12-31
Jumia Technologies AG
filed 2023-05-16
CIK 1756708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-38863
JUMIA TECHNOLOGIES AG
(Exact Name of Registrant as Specified in its Charter)
_____________________________________________________________________
N/A
(Translation of Registrant’s name into English)
_____________________________________________________________________
Federal Republic of Germany
(Jurisdiction of incorporation or organization)
_____________________________________________________________________
Skalitzer Strasse 104
10997 Berlin, Germany
+49 (30) 398 20 34 54
(Address of principal executive offices)
Francis Dufay
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
201,232,560 ordinary shares, no par value.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
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
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐
Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
_______________________________________________________________
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
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under Item 3. “Key Information—D. Risk Factors,” which may cause our actual results, performance
i

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
In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:
•our future business and financial performance, including our revenue, operating expenses and our ability to achieve or maintain profitability and our future business and operating results;
•our strategies, plan, objectives and goals; and
•our expectations regarding the development of our industry, internet penetration, market size and the competitive environment in which we operate.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors described under “Risk Factor Summary” below and the risk factors described in Item 3. “Key Information—D. Risk Factors” of this Annual Report.
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
RISK FACTOR SUMMARY
Our business is subject to numerous risks and uncertainties, including those described in Item 3. “Key Information—D. Risk Factors.” You should carefully consider these risks and uncertainties when investing in our securities. Principal risks and uncertainties affecting our business include the following:
•we have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future;
•we rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all;
•our markets pose significant operational challenges that require us to expend substantial financial resources;
•we face risks related to health epidemics and other outbreaks such as COVID-19, which could significantly disrupt our supply chain and our operations, and could negatively affect our development;
•many of our countries of operation are, or have been, characterized by political instability or changes in regulatory or other government policies;
•our business may be materially and adversely affected by an economic slowdown in any region of Africa;
•currency volatility and inflation may materially adversely affect our business;
•uncertainties with respect to the legal system in certain African markets could adversely affect us;
•if our operation of JumiaPay were found to be in violation of applicable laws or regulations, or if JumiaPay is found to be engaged in an unauthorized banking or financial business, we could be subject to fines or other sanctions, forced to cease doing business in certain countries, or forced to change our business practices;
ii

•our business may be materially and adversely affected by violent crime or terrorism in any region of Africa;
•growth of our business depends on an increase in internet penetration in Africa and other external factors, some of which are beyond our control;
•we face competition, which may intensify;
•we may be unable to adapt to changes in our industry or successfully launch and monetize new and innovative technologies, as a result of which our growth and profitability could be adversely affected;
•we may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits;
•we may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers;
•sellers set their own prices and decide which goods they make available on our marketplace, which could affect our ability to respond to consumer preferences and trends;
•we use third-party carriers as part of our fulfillment process, giving us limited control over the fulfillment process and exposing us to challenges should we need to replace carriers;
•we may experience malfunctions or disruptions of our technology systems;
•we may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances;
•we conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.
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
Jumia operates a pan-African e-commerce platform. Our platform primarily consists of our marketplace, which connects businesses with consumers, our logistics service, which enables the shipping and delivery of packages, and our payment service, JumiaPay, which, together with its network of licensed payment service providers and other partners, facilitates transactions among participants active on our platform. We primarily generate revenue from commissions, where third-party sellers pay us fees based on the goods and services they sell, and from the sale of goods where we act directly as seller. Our revenue is, however, not sufficient to cover our operating expenses. Accordingly, since we were founded in 2012, we have not been profitable on a consolidated basis. We incurred a loss for the year of $183.7 million in 2020 and a loss for the year of $226.9 million in 2021 and a loss for the year of $238.3 million in 2022. As of December 31, 2022, we had accumulated losses of $2.0 billion.
There is no guarantee that we will generate sufficient revenue in the future to offset the cost of maintaining our platform and maintaining and growing our business. Furthermore, even if we achieve profitability in certain of our more mature markets, where e-commerce is growing rapidly, there is no guarantee that we will be able to break even and achieve profitability in other markets, where e-commerce adoption is slower. Our operating expenses may continue to increase as we intend to expend substantial financial and other resources on acquiring and retaining sellers and consumers, growing and maintaining our technology infrastructure and sales and marketing efforts and conducting general administrative tasks associated with our business, including expenses related to being a public company. These investments may not result in increased revenue growth. If we cannot successfully generate revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline.
If we fail to become and remain profitable, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all.
Since our inception, we have had negative operating cash flows and have relied on external financing. While we received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard Europe SA (“Mastercard”) and the issuance of shares to existing shareholders to protect them from dilution, net proceeds of $231.4 million from our December 2020 equity offering, and net proceeds of $341.0 million from our March 2021 equity offering, we may require additional capital to finance our operations and/or growth of our platform in the future. If we are not able to raise the required capital on economically acceptable terms, or at all, or if we fail to project and anticipate our capital needs, we may be forced to limit or scale back our operations, which may adversely affect our growth, business and market share and could ultimately lead to insolvency.
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
Our business could be adversely impacted by health epidemics and other outbreaks such as the COVID-19 pandemic. The COVID-19 pandemic has significantly negatively impacted our business in many ways:
•As part of our cross-border business, we facilitate orders into Africa from international sellers. The COVID-19 pandemic has disrupted, and may continue to disrupt, the operations of these international sellers. For example, some of these sellers have been forced to temporarily halt production, close their offices or suspend their services.
•Many of our local sellers depend on imported products. The reactions to the COVID-19 pandemic have posed challenges for our sellers to source products and raw materials.
•Certain of our sellers and restaurant vendors on our platform have been forced to reduce their hours of operations or shut down for periods of time and some have gone out of business.
•The COVID-19 pandemic has negatively impacted consumer sentiment in many of our countries of operation, which has led to a reduction in discretionary spending.
•We may incur increased operating costs as we adapt to new demands of operating during the term of the pandemic and we may experience disruptions to our operations including to implement enhanced employee safety procedures.
•Forced or voluntary shut downs of business operations, or other intervention in our business by police and government authorities, in any of the geographies in which we have operations may negatively affect our ability to do business, operate our fulfilment centers, serve our customers and fulfill our administrative tasks.
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
Governments in Africa frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where we operate. For example, the Central Bank of Nigeria requires foreign investors to obtain a certificate of capital importation (“CCI”) to be able to repatriate imported funds and related proceeds via the Nigerian foreign exchange market. Jumia has transferred about $154.9 million into Nigeria as of December 31, 2022. While Jumia has obtained valid CCIs for approximately $100.0 million, Jumia currently does not hold CCIs for the remaining amount. While the company does not have an immediate need to repatriate funds from Nigeria, Jumia has started working with licensed operators and on the restructuring of the financing of its operations in Nigeria in order to allow Jumia to repatriate these funds and related proceeds. However, there can be no assurance that Jumia will be successful in this endeavor. Any failure could impact Jumia’s ability to repatriate these funds and related proceeds or the exchange rate at which a repatriation could be affected.

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
Third-party sellers and consumers transact on our marketplace in local currency. The economies of a number of the African countries in which we operate are affected by high currency exchange rate volatility due to, among other things, inflation, selective tariff barriers, raw material prices, current account balances and widespread corruption and political uncertainty. In particular, inflation indicators reached multi-decade highs across a number of our countries at the end of 2022, with core consumer price index (“CPI”) year-over-year increases in December 2022 of 54% in Ghana, 21% in Nigeria and 13% in Egypt, according to IMF data. Inflation levels are expected to remain elevated throughout 2023. Higher inflation rates are putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. Challenges on both the supply and demand fronts negatively affected the performance of our usage indicators, GMV, Orders and Quarterly Active Consumers, in the fourth quarter of 2022. In addition, the inflationary pressure and currency devaluations are further exacerbated by the Ukraine and Russia war with notable exposures in a number of African countries such as Egypt that are dependent on the agricultural product imports from Russia and/or Ukraine.
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
Our business model relies on an increase in internet penetration and digital literacy in Africa. Even though the main urban centers of Africa typically offer reliable wired internet service, a substantial portion of the population are inhabitants of rural areas, which largely depend on mobile networks. Internet penetration in the markets in which we operate may not reach the levels seen in more developed countries for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed implementation of performance improvements or security measures. The internet infrastructure in the markets in which we operate may not be able to support growth in the number of users, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may also impede improvements in internet reliability. If telecommunications services are not sufficiently available to support the growth of the internet, response times could be slower, which would reduce internet usage and harm our platform. Internet penetration may decline if providers become insolvent or decide to exit a specific country. The price of personal computers, mobile devices and internet access, particularly with respect to mobile data rates, may also limit the growth of internet penetration in the markets in which we operate. Accordingly, there is no guarantee that internet penetration rates, and in particular, mobile internet penetration rates, will continue to grow as we anticipate. Internet penetration in our target markets may even stagnate or decline. Digital illiteracy among many consumers and vendors in Africa presents obstacles to e-commerce growth.
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
We constantly seek to develop new and innovative technologies. Our ability to monetize these technologies and other new business lines in a timely manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:
•our ability to manage the financial and operational aspects of developing and launching new technologies, including making appropriate investments in our software systems, information technologies and operational infrastructure;

•our ability to secure required governmental permits and approvals and implement appropriate compliance procedures;
•the level of commitment and interest from our current and potential third-party innovators;
•our competitors developing and implementing similar or better technology;
•our ability to effectively manage any third-party challenges to the intellectual property behind our technology;
•our ability to collect, combine and leverage data about our consumers collected online and through our new technology in compliance with data protection laws; and
•general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.
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
We partner with numerous third parties. For example, more than 700 logistics providers are integrated into our logistics service and help us and our sellers deliver goods to consumers. Additionally, we may enter into new strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party, any economic or business interests of the other party that are inconsistent with ours, the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results, loss of key personnel, actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws, including licensing requirements, reputational concerns regarding our partners or our leadership that may be imputed to us, bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship, and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, these relationships may not deliver the benefits that were originally anticipated.
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
The size and engagement level of our consumer base are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining, and engaging Quarterly Active Consumers. We continue to invest significant resources to grow our consumer base and increase participant engagement, whether through innovation, providing new or improved goods or services, marketing efforts or other means. We cannot assure that our consumer base and engagement levels will continue growing at satisfactory rates, or at all. Our consumer growth and engagement could be adversely affected if, among other things:
•we are unable to maintain the quality of our existing goods and services;
•we are unsuccessful in innovating or introducing new goods and services;
•we fail to adapt to changes in participant preferences, market trends or advancements in technology;
•technical or other problems prevent us from delivering our goods or services in a timely and reliable manner or otherwise affect the participant experience;

•there are participant concerns related to privacy, safety, security or reputational factors;
•there are adverse changes to our platform that are mandated by, or that we elect to make in response to, legislation, regulation, or litigation, including settlements or consent decrees;
•we fail to maintain the brand image of our platform or our reputation is damaged; or
•there are unexpected changes to the demographic trends or economic development of the markets in which we operate.
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
It may be difficult to replace any of our current third-party carriers due to a lack of alternative offerings at comparable prices and/or service quality in the relevant geographic area. Given the infrastructure deficiencies in the markets in which we currently operate, experienced and highly qualified third-party carriers are in increasing demand and accordingly, have only limited capacities. As a result, competition for delivery capacities may intensify even further. In addition, our carriers may increase their prices, which would adversely affect our results. Our third party-party carriers may fail to secure or maintain licenses required to operate and may be required to stop operating if their activities are not duly licensed. Furthermore, as we continue to grow, our existing carriers may be unable to keep up with such growth, and we may have to contract additional carriers. There is no guarantee that their services and prices will be satisfactory to us or our consumers. An inability to maintain and expand a network of high-quality third-party carriers at attractive costs could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
We operate websites, apps and other technology systems through which we collect, maintain, transmit and store sensitive information, such as credit or debit card information, about our consumers, sellers, suppliers and other third parties. We also store proprietary information and business secrets. Additionally, we employ third-party service providers that store, process and transmit such information on our behalf, in particular payment details. Furthermore, we rely on encryption and authentication technology licensed from third parties to securely transmit sensitive and confidential information. While we take steps such as the use of password policies and firewalls to protect the security, integrity and confidentiality of sensitive and confidential information, our security practices may be insufficient and third parties may access our technology systems without authorization – such as through trojans, spyware, ransomware or other malware attacks – which may result in unauthorized use or disclosure of such information. Such attacks might lead to blackmailing attempts, forcing us to pay substantial amounts to release our captured data or resulting in the unauthorized release of such data. Given that techniques used in these attacks change frequently and often are not recognized until launched against a target, it may be impossible to properly secure our technology systems. In addition, technical advances or a continued expansion and increased complexity of our technology platform could increase the likelihood of security breaches. For example, in early 2022, we experienced a cybersecurity incident in which an unauthorized third-party gained access to limited data within Jumia’s information technology systems. The incident did not impact our operations and we took remedial measures to contain it. While we intend to make additional investments into our information technology and systems to protect the security, integrity and confidentiality of our data, there can be no assurance that a similar incident will not happen in the future.
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
In order to maintain and expand our relationships with our current sellers and to attract additional quality sellers, we need, among other factors, to:
•provide a simple and easy to use platform, on which sellers can attractively present their goods and services;
•demonstrate our ability to help our sellers sell significant volumes of their goods;
•provide sellers with effective marketing and advertising products;
•offer an innovative platform;
•offer sellers a high-quality, cost-effective fulfillment process, including returns; and
•continue to provide sellers with a dynamic and real time view of demand and inventory via data and analytics capabilities.
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
In the event that alleged counterfeit, pirated, illegal or infringing goods are listed or sold on our marketplace, we could face claims for such listings, sales or alleged infringement or for our failure to act in a timely or effective manner to restrict or limit such sales or infringement. Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle such claims. For example, we have in the past received inquiries regarding product status from the relevant regulators in Nigeria and certain other countries where we operate. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit, pirated or illegal goods, we could face regulatory, civil or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices and implement further measures in an effort to protect against these potential liabilities, which could lower our revenue, increase our costs or make our platform less attractive and user-friendly. Sellers whose content is removed or services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.
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
We have experienced improper practices, including practices engaged in by our independent sales consultants and a small number of our employees. For example, in September 2022, we discovered that an employee in Kenya manipulated certain vendor payment entries and misappropriated payments in 2021 and 2022. While the financial impact in this case was not material (below $150 thousand), any such illegal, fraudulent or collusive activities by our employees could have a material adverse effect on our business, financial condition, results of operations and prospects and could subject us to liability or negative publicity. Allegations of employee misconduct have led us to improve our internal controls and our cash reconciliation system. We routinely monitor our internal controls, processes and procedures at a country and group level, but we can provide no assurances that such controls, processes and procedures will prove effective. Any illegal, fraudulent or collusive activity conducted by our employees could adversely affect our profitability and could severely damage our brand and reputation as an operator of a trusted marketplace, which could drive sellers, consumers and other participants away from our marketplace.
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
Our logistics service provides solutions for the delivery of goods ordered through our marketplace. Our logistics service includes a number of logistics partners, with whom we agree on certain economical terms and settle the incurred costs. While we seek to pass on to our sellers and consumers most of the costs of these logistic services, we typically bear the risk of cost fluctuation. The costs of our logistics service are typically influenced by a variety of factors, many of which are beyond our control, including raw material and fuel prices which are volatile in our countries of operation, labor costs, rent levels, import tariffs and fluctuation in foreign exchange rates, the capacity and utilization rates of our sellers and carriers, which in turn depend on general demand, as well as the quantities of goods we demand and our specifications. As a result, our costs may vary considerably in the short-term and increase significantly if certain partners experience shortages. There is no guarantee that we will be able to pass on such costs to our sellers or consumers through price increases, and such price increases could adversely affect demand for the goods or services sold on our marketplace. If competitors are able to offer lower prices as they benefit from decreasing raw materials or fuel prices, sellers and consumers may demand that we also lower our prices, irrespective of the actual development of our costs.
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
JumiaPay, together with its network of licensed payment service providers and other partners, facilitates transactions between sellers and consumers and provides certain participants with access to financial services. Due to the variety and complexity of the payment methods we offer, we may experience failures in our checkout process, such as banks rejecting payment or consumers having insufficient funds, which could adversely affect our conversion rate, defined as the share of potential consumers visiting our marketplace who actually place an order, and our business. We may also experience complications and errors in our payment processing services such as paying duplicate refunds to certain customers or failing to remit refunds to our customers in a timely manner.
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
A number of jurisdictions where we operate have enacted legislation regulating payment service providers, money transmitters and/or electronic payments or funds transfers. In a number of these countries, the legal framework, its interpretation and/or enforcement has recently changed substantially and we are challenged to adjust our operations. If our operation of JumiaPay were found to be in violation of payment services laws or regulations or any tax or anti-money laundering regulations, or engaged in an unauthorized banking or financial business, we could be subject to liability, forced to cease doing business with residents of certain countries, or forced to change our business practices. For example, in Nigeria, in response to notification from the Central Bank that the Company was providing payment services without a proper license, we agreed to adjust our operating model to partner with a third-party payment services provider for the processing of card transactions via JumiaPay until securing a proper license. This temporary change, which took effect at the beginning of March 2022, negatively affected the payment experience in Nigeria and payment volumes on the platform. We secured a final payment solution service provider license in Nigeria on April 28, 2022.
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
•maintain and improve the reliability and security of our platform;
•maintain and improve the popularity, attractiveness, diversity, quality and value of the goods and services offered on our platform;
•increase brand awareness through marketing and brand promotion activities;
•preserve our reputation;
•maintain and improve our relationships with sellers;
•maintain and improve consumer satisfaction and loyalty;
•maintain and improve the efficiency, reliability and quality of our payment and logistics services; and
•manage new and existing technologies and sales channels, including our mobile applications.
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
In order to reach a diverse consumer base in the e-commerce industry and to further build awareness of our brand, we have incurred, and continue to incur, substantial marketing expenses. We increased our investment in marketing in the second half of 2021 and most of 2022. While we expect to incur significantly lower marketing expenses in 2023, we may continue to incur a higher level of marketing expenses in the future. We cannot guarantee that our investment in marketing will be effective in growing the usage of our platform.
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
We depend upon the continued services and performance of our senior officers and other key personnel, many of whom have a level of experience and local knowledge that would be difficult to replicate. The unexpected departure or loss of any of our senior officers or other key personnel could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to attract or retain suitable replacements for such personnel in a timely manner or at all. We may also incur significant additional costs in recruiting and retaining suitable replacements. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. For example, on November 7, 2022, we announced the appointment of a new management board and resignation of our former management board members, our co-CEOs and co-founders. We have more recently announced a number of steps taken to reduce our overall employee headcount and, in particular, to reduce the size of our Dubai office and limit the number of employees we have in Dubai. The reduction in our overall employee headcount may lead to capacity constraints. In addition, terminated employees might seek to negatively affect our reputation or may disclose confidential information to the public or third parties, such as competitors.
Our success and growth strategy also depend on our ability to expand our business by identifying, attracting, recruiting, training, integrating, managing and motivating new and talented personnel, which may require significant time, investments, and management attention. Competition for talent is intense, particularly for technology experts and other qualified personnel in our fields of operations. For example, other leading technology platforms also operate technology centers in Porto, Portugal, and compete directly with us for the same talent pool. In addition, certain governments started to promote access of indigenous peoples to better workplaces by limiting the number of expatriates or foreign workers. While our local workforces are mostly comprised of local employees, our group-level management and certain key personnel on a local level are expatriates from countries outside Africa, and any employment and immigration regulations may adversely affect our ability to retain or replace the required personnel. In addition, our employees and/or the third-party service providers with whom we collaborate may experience accidents or become victims of criminal actions in carrying out their duties, which may make it more difficult for us to recruit new employees or may even require us to change our business model. Finally, we may experience difficulty in staffing, developing, and managing our operations as a result of distance, language, and cultural differences among our employees operating in different countries.
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
While we have a central technology, research and development and data team located in Porto, Portugal, we manage most of our operations on a decentralized basis. Historically, our executives travelled extensively but they have curtailed travel since the beginning of the COVID-19 pandemic. Events restricting international travel, such as the COVID-19 pandemic, may negatively affect our ability to effectively manage and grow our business.
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
Our activities or the activities of our partners in countries targeted by economic sanctions may negatively affect our reputation.
Various members of the international community have targeted certain countries with economic sanctions and other restrictive measures. Any violation by us of applicable economic sanctions laws or regulations or other restrictive measures could result in criminal, civil and/or material financial penalties. Any negative publicity or financial penalties may harm our reputation and may lead to us being targeted by divestment and similar initiatives.
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
Capturing accurate data to calculate our key performance indicators may be difficult, and there is no guarantee that the information we have collected thus far is accurate or reliable. For example, we use consumer accounts to determine the number of Annual Active Consumers. The number of consumer accounts may, however, be higher than the number of actual individual Annual Active Consumers. TPV includes indirect payments volumes and, accordingly, may not be comparable with similar measures used by other companies. GMV could be inflated due to weak or error-prone data collection processes, misconduct, or malicious seller or consumer behavior. Furthermore, we obtain certain information from third-party service providers who help us assess the performance of our business, including Google Analytics. Such relevant third-party service providers may not fully disclose the methods of how they compile such information and we cannot guarantee that such information is accurate.
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
We base our current and future expense levels on our operating forecasts and estimates of future revenue. Revenue and operating results are difficult to forecast because they generally depend on the volume and timing of orders placed on our marketplace and their fulfillment, all of which are uncertain. Additionally, our business is affected by general economic and business conditions around the world and by political and economic conditions in our countries of operation. A softening in revenue, whether caused by changes in consumer preferences, supply and logistics disruption or a weakening in local or global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenue. This inability could cause our loss after tax in a given quarter to be higher than expected. If actual results differ from our estimates, our financial results for the relevant period may be lower than expected.
We make provisions based on management’s risk assessment at the time of finalization of the relevant financial statements. Where risks are estimated as probable, we make provisions in our financial statements. The risk assessment may change from one period to another, and additional risks may emerge. Changes in the risk assessment may lead to the recognition of additional provisions or the reversal of existing provisions, which can have a material impact on our financial results. Further, while the impact of risks that have already been provided for on our financial results is limited, the materialization of such risks may lead to substantial cash outflows, which may have a material adverse effect on our liquidity. As of December 31, 2022, we had current and non-current provisions for liabilities and other charges of $36.8 million, including tax provisions of $33.9 million.
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
As a result of this seasonality, any factor that adversely affects demand for goods on our marketplace during periods where we generally experience particularly high demand, including unfavorable economic or political conditions or the outbreak of an epidemic at the relevant time, logistics and other fulfillment constraints resulting in higher delivery times, malfunctions of our websites, and special offers from our competitors, may have a disproportionate effect on our performance, and we may incur lower revenue and losses due to write-offs on excess inventory. For example, Ramadan has positive effects, such as higher orders for certain products prior to Ramadan, and negative effects, such as logistics and fulfillment constraints due to a limited workforce during Ramadan.
In addition, any negative effects of weak overall demand during those periods are likely to be exacerbated by industry-wide price reductions designed to clear out excess merchandise. Seasonality also makes it difficult for us to accurately forecast demand for our goods and source sufficient volumes of these goods. If we fail to anticipate high demand for our goods and do not meet such demand, we may lose consumers and revenue and may be unable to grow our business. Our results of operations have fluctuated and are likely to continue to fluctuate due to these and other factors, some of which are beyond our control. Historically, our rapid growth has masked the seasonality that might otherwise be apparent in our results of operations. We expect that the seasonality in our business may become more pronounced in years when we experience slower growth.
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
Given our diversified offering of goods and services, we require numerous approvals and licenses from national, regional, and local governmental or regulatory authorities in the countries in which we currently operate. For example, we may be required to obtain licenses to be able to continue offering or expand certain of our payment solutions or other financial services, or our logistics services, and there can be no assurance that we will obtain any such licenses in a timely manner or at all. Even if obtained, licenses are subject to review, interpretation, modification or termination by the relevant authorities.
Additionally, we do not have the licenses necessary to operate as a direct payment service provider in our markets other than Nigeria and Egypt. Instead, in those jurisdictions where such licenses are required, we typically seek to offer our JumiaPay services through agreements with existing licensed banks or payment service providers. If any of these partners were to lose their license, it might prohibit them from continuing to offer services and could inhibit our operations as well. Any unfavorable interpretation or modification of applicable license requirements or any termination of a required license may significantly harm our operations in the relevant country or may require us to close down parts or all of our operations in the relevant country. For example, the implementation as of January 1, 2021 of the Payment Systems and Services Act 2019 in Ghana and the National Payment Systems Act of 2020 implemented in Uganda introduced new licensing requirements applicable to JumiaPay and its partners. We may seek to acquire payment service provider or other licenses related to our JumiaPay services, including by acquiring licensed entities, and any license we may acquire will be subject to review, interpretation, modification or termination by the relevant authorities and will subject our business to oversight and compliance obligations that we may not be able address in a timely manner.
We can offer no assurance that the relevant authorities will not take any action that could materially and adversely affect these licenses, permits or approvals or our ability to sell goods and provide our services, such as actions to increase license, permit or approval fees or reduce the scope of permitted services. We may experience difficulties in obtaining or maintaining some of these licenses, approvals and permits, which may require us to undertake significant efforts and incur additional expenses. To the extent we operate without a license, we could be subject to fines, criminal prosecution or other legal action including suspension of our operations. For example, on September 15, 2022, the Uganda Communications Commission (“UCC”) published a statement claiming that online retailers including the Company are delivering or distributing postal articles without a license issued by the UCC in Uganda. The Company is currently working with the UCC to provide additional information to determine whether such license is required. Based on its current business model, the Company believes it is not required to obtain such license and has assessed the risk of ceasing operations or paying significant penalties is remote. Any difficulties in obtaining or maintaining licenses, approvals or permits or the amendment or revocation thereof could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
We cannot guarantee that we have always been in full compliance with applicable laws and regulations in the past, nor that we will be able to fully comply with them in the future. Additionally, we strive to obtain and retain all necessary business licenses, permissions and clearances in each of the countries in which we operate. However, we cannot guarantee that relevant regulators will agree with our position regarding the adequacy of our existing regulatory licenses and permissions or our legal analyses concerning the requirement to obtain clearances, including anti-trust clearances. We take a dynamic approach with respect to compliance with applicable laws and regulations, relying on senior management, our internal legal department and our network of legal advisers in each jurisdiction where we operate to identify and interpret on an ongoing basis the laws and regulations that apply to our business activities. Uncertainties in the legal and regulatory framework may, from time to time, affect our judgment or the legal assessment and opinion of outside legal counsel and lead to incorrect risk-based judgments regarding the relevance of certain legal requirements. Additionally, at times we have failed to delist in a timely manner noncompliant products and sellers due to uncertainty regarding the legality or regulatory compliance of certain products. The violation of any of the laws or regulations applicable to us — including laws and regulations relating to consumer products, product liability or consumer protection — may result in litigation, criminal prosecution, damage claims from consumers, business partners and/or competitors or extensive investigations by governmental authorities and substantial fines being imposed on us. Even unfounded allegations of non-compliance may adversely affect our reputation and business.
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
We collect personally identifiable information and other data from our consumers and prospective consumers. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We may also share consumers’ personal data with certain third parties as authorized by the consumer or as described in our privacy policy. As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business. There has been, and we expect there will continue to be, a significant increase globally in laws that restrict or control the use of personal data.
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
Our risk management and compliance structure may prove inadequate.
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
In addition, standardized terms and conditions must comply with the statutory laws on general terms and conditions in the various countries in which we currently operate, which means that in many countries such standardized terms and conditions are subject to intense scrutiny by the courts or relevant authorities. We cannot guarantee that all standardized terms and conditions we use currently comply and will continue to comply with the relevant requirements. Even if terms and conditions are prepared with legal advice, it is impossible for us to guarantee that they are valid, given that changes may continue to occur in the laws applicable to such terms and conditions and/or their interpretation by the courts.
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
We are subject to tax laws and regulations in Germany and numerous other countries. Our tax burden may increase as a consequence of future tax treatment of dividend payments, non-deductibility of interest payments, current or future tax assessments or court proceedings based on changes in domestic or foreign tax laws and double taxation treaties or changes in the application or interpretation thereof. We agreed to indemnify the former members of our management board against tax liabilities of up to €40 million.
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
We agreed to indemnify the former members of the management board against income tax liabilities they may incur with respect to income received from us, including from share-based payment instruments, in excess of a total tax liability of 25% of the relevant income in countries where they do not have their primary residence up to a total amount of €40 million. This commitment was not renewed for the new members of the management board appointed on November 5, 2022. For more information, see Item 6. "Directors, Senior Management and Employees—B. Compensation—Compensation of the Members of our Management Board and Senior Management.
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
Governments may seek to find additional financing, including due to economic challenges as a result of the COVID-19 pandemic. Accordingly, governments may seek to impose additional tax burdens on us. For example, tax authorities may state that platform owners are responsible to account for and pay VAT or sales tax for the goods and services traded via their platform. Jumia is currently engaged in active discussions with the tax authorities in several countries regarding VAT or sales tax collection for the goods and services traded via its platform. There is no guarantee that the authorities will maintain the position that we are not responsible to account for and pay VAT for the goods and services traded via our marketplace for the prior periods. New regulations have been adopted in several African countries about e-invoicing and/or non-resident VAT obligations which has increased our cost of tax compliance and may lead to an increase of our overall tax burden.
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
The market price of our ADSs is affected by the supply and demand for our ADSs, which may be influenced by numerous factors, many of which are beyond our control, including:
•fluctuation in actual or projected results of operations;
•changes in projected earnings or failure to meet securities analysts’ earnings expectations;
•the absence of analyst coverage;
•negative analyst recommendations;

•changes in trading volumes in our ADSs;
•changes in our shareholder structure;
•changes in macroeconomic conditions including changes in foreign exchange rates and periods of inflation;
•the activities of competitors and sellers;
•changes in the market valuations of comparable companies;
•changes in investor and analyst perception with respect to our business or the e-commerce industry in general; and
•changes in the statutory framework applicable to our business.
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

As in prior periods, we and our auditor have identified material weaknesses in our internal control over financial reporting related to 2022. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements.

Our management, including our chief executive officer and executive vice president, finance & operations, and our auditor have concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the presence of material weaknesses resulting from:

•lack of sufficient corporate finance and accounting personnel to assess appropriate accounting, classification and disclosure of certain financial statement information, which lead to the correction of our financial statements, including the restatement of our 2021 statement of operations and footnote 13 to the consolidated financial statements.
•inadequate design of controls around payments to vendors.
•insufficient personnel resources to ensure the consistent and timely execution of user access controls.
•lack of sufficiently robust, timely documentation to evidence the procedures performed and conclusions reached by the owners of controls related to certain classes of transactions.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

Notwithstanding these material weaknesses, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS.

As of December 31, 2021, we had identified a material weakness related to the lack of sufficient corporate finance and accounting personnel with technical expertise to evaluate the impact of complex provisions in our share-based payment plans on our accounting. In 2022, we made a significant effort to improve and strengthen our internal controls to remedy the material weakness that existed as of December 31, 2021. As a result of our efforts over the past year, this deficiency has been remediated.

Additional effort is necessary to strengthen our internal controls. We intend to increase internal resources to strengthen the quality of technical analysis of classification and disclosure of certain financial statement information. We intend to commence a staged deployment of an integrated vendor payout process to reduce the risk of misappropriation of payment and automate certain aspects of our vendor payout system. We intend as well to increase our internal resources dedicated to access management and strengthen our access management controls to allow for more consistent and timely execution of control procedures. Finally, we intend to expand and refine our controls documentation. However, we cannot guarantee that our efforts will be sufficient to remediate these material weaknesses or that material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Since our initial public offering in 2019, we have been a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. As a result, we are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management, including our chief executive officer and executive vice president, finance & operations, concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the presence of material weaknesses. Our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any identified remediation.

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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023.
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
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:
•have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;
•have regularly scheduled executive sessions with only independent directors; or
•adopt and disclose a code of ethics for directors, officers and employees.
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

As appropriate opportunities present themselves, we have pursued and, in the future, we intend to continue to pursue additional dispositions and other strategic growth opportunities and initiatives that we believe are strategic and will be accretive to earnings.
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
We are active in three regions in Africa, which consist of 11 countries that together accounted for approximately 70% of Africa’s GDP of $3.0 trillion in 2022, according to estimates by the International Monetary Fund. Though still nascent, we believe that e-commerce in Africa is well positioned to grow.
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
On our marketplace, a large and diverse group of over 100 thousand sellers offer goods across a wide range of categories, such as fashion and apparel, beauty and personal care, home and living, fast moving consumer goods, smartphones and other electronics. We also provide consumers in selected markets with easy access to a range of on-demand services via our Jumia Food platform, including delivery, from restaurants, grocery shops and convenience outlets. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment, transport ticketing as well as financial services such as micro-loans, insurance or savings products. We had 8.4 million Annual Active Consumers as of December 31, 2022. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2022, almost 80% of the items sold on our marketplace were offered by third-party sellers.
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
Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, JumiaPay, to facilitate cashless online transactions between participants on our platform, with the intention of integrating additional financial services in the future. JumiaPay encompasses a number of functionalities. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay also has a dedicated payment app, the JumiaPay app, through which we offer consumers a number of digital lifestyle services from a broad range of third-party service providers. Lastly, through Jumia Lending, our sellers can access financing solutions provided by third-party financial institutions, leveraging data from the sellers’ transactional activity on our platform for credit scoring purposes. As of December 31, 2022, one or more JumiaPay services were available in eight markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda. JumiaPay Transactions and Total Payment Volume (“TPV”) have both increased substantially since its launch. The number of JumiaPay Transactions reached 12.5 million in 2022 compared to 12.1 million in 2021. TPV reached $285.3 million in 2022, up 8.4% compared to 2021.
Our operations benefit from a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform has been developed by our technology and data team, which is predominantly located in Portugal and Egypt. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our consumer experience more personal and relevant, and enable us, selected sellers and logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and may benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.

We remain committed to taking the business to profitability, through a combination of fundamentals-led growth, enhanced cost discipline and balanced monetization. Despite a challenging macroeconomic backdrop in 2022, we delivered growth across all usage metrics. Annual Active Consumers reached 8.4 million, up 4% year-over-year. Orders reached 38.9 million, up 14% year-over-year. GMV reached $1.05 billion, up 6% year-over-year. We also drove faster monetization with Gross Profit increasing by 18% from $110.1 million in 2021 to $130.4 million in 2022, the highest level in the past 4 years. Although Adjusted EBITDA loss for the full year 2022 increased by 5% from $196.7 million to $207.0 million, we drove a significant reduction in the second half of 2022, both on quarter-over-quarter and year-over-year basis. Adjusted EBITDA loss reached $94.5 million in the second half of 2022, a 16% decrease compared to the first half of 2022 and a 23% decrease compared to the second half of 2021.
Our Market Opportunity

Comprised of 54 countries and with a total population of 1.4 billion people, Africa is the second-largest continent in the world by land mass and population. According to the IMF, in 2022, the 11 countries in which we operate counted 649 million people and accounted for approximately 70% of Africa’s GDP. Internet penetration continues to grow in

Africa with 71% of Africa’s internet users based in the countries in which we operate, according to Internet World Stats, a site of the Miniwatts Marketing Group.
The African e-commerce landscape is characterized by favorable macroeconomic and demographic conditions, including strong expected real GDP growth over the medium term, a young population and an expected rapid increase in mobile internet penetration.
Attractive Fundamentals
Africa represents a large and growing consumer market that is positioned for growth, driven by the following key macroeconomic facts and trends:

•Economic development: Despite a challenging environment, growth across all five African regions was positive in 2022. According to the IMF, Africa’s real GDP is estimated to have grown 3.7% in 2022, faster than global GDP which is estimated to be 3.2%. Africa is expected to grow by 3.9% in 2023, and averaging 4.4% for 2022-2027. This compares to global averages of 2.7% in 2023 and 3.3% for 2022-2027. In parallel, household spending is expected to grow at robust rates. According to Brookings Institution, household spending in sub-Saharan Africa has grown 150% faster than the population over the past 20 years and expects household consumption in Sub-Saharan Africa alone to reach $2.1 trillion by 2025 and $2.5 trillion by 2030.
•Infrastructure investments: Investments in infrastructure are a key driver of growth in Africa. According to United Nations Conference on Trade and Development, in 2021, foreign direct investments reached a record high of $83 billion. This represents more than double the amount of investments generated in 2020, when the COVID-19 pandemic weighed heavily on investment flows.
•Large, fast-growing and young population: As of 2022, Africa comprised approximately 18% of the world’s population, according to data from the IMF. According to the United Nations World Population Prospects Report from 2019, the population of sub-Saharan Africa is projected to double by 2050 and the populations of Northern Africa and Western Africa are expected to grow by 46% by 2050. The United Nations also projects that Nigeria will become the third most populated country in the world by 2050, after India and China. The average age across the African continent was 18.7 years in 2022, more than ten years younger than the global average of 30.2 in 2022, according to the United Nations. We believe that this younger generation, born into an “online” world is increasingly seeking access to a wider choice of food, consumer goods and entertainment options as it becomes increasingly connected to, and aware of, global consumer trends.
•Increasing urbanization: Urban centers play a critical role in driving economic growth. As of 2022, it is estimated that only 44% of Africans lived in urban centers, compared to 83% in North America and 52% in Asia, according to a report from Statista. However, Africa has the fastest urban growth in the world with 60% of Africans expected to be living in urban areas by 2050, indicating an organic and migration-driven growth of over 920 million people to urban centers during that period, according to a 2019 report from the United Nations.
Increasing Internet Penetration
Africa is rapidly becoming a “connected” market, representing a large opportunity for internet-based businesses. According to Internet World Stats, as of December 2021, Africa had an estimated 590 million internet users and 290 million Facebook users across the continent. 71% of internet users and 74% of Facebook users lived in the regions in which we operate. Some of the key factors driving this evolution are:
•Investments in mobile network infrastructure: Africa has emerged as a “mobile-first” market, in which many consumers access the internet for the first time using a mobile device. According to GSMA, in 2022, telecommunication operators invested $8.4 billion in Sub-Saharan Africa, and telecommunication operators across the continent are committed to making additional significant investments in cellular network infrastructure in order to meet rising demand. GSMA estimates the total investments in cellular network infrastructure within Sub-Saharan Africa to be $21 billion between 2023 and 2025.
•Growing mobile internet penetration: Mobile broadband penetration in Africa, which was estimated at 64%, or 901 million subscribers in 2022, is expected to increase to 77% by 2025, according to the market research firm

Ovum. This increase represents approximately 250 million new subscribers, bringing the total number of Africans with 3G or 4G connections to over 1.1 billion, according to the same source.
•Increasing smartphone adoption: While feature phones remain popular in Africa, smartphone penetration as a percentage of the total mobile connections is growing, amounting to 64% in 2021 in Sub Saharan Africa, and is expected by GSMA to increase to 75% by 2025. The growth in smartphone adoption is driven by decreasing average selling prices and the availability of lower cost data plans, according to the Alliance for Affordable Internet and IDC, respectively. We believe that smartphones, with larger screens, more intuitive user interfaces and wider availability of apps are a strong driver of mobile e-commerce adoption.
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
•Increasing consumer awareness and trust: As e-commerce and the internet are both relatively new to Africa, educating African consumers about the benefits of online shopping (including for “non-standard” items such as apparel) will be a key factor driving consumer adoption.
•Availability and quality of logistics infrastructure: Outside of certain major cities, many Africans live in areas that lack clear addresses, including in rural areas that are often far from the nearest warehouse or distribution center. As infrastructure continues to improve across Africa and urbanization rates increase, we expect increasing availability of reliable, high-quality and cost effective delivery solutions to contribute to the rise of e-commerce in Africa.
•Consumer adoption of mobile and digital payments: Electronic payments in the form of mobile phone-based solutions, credit, debit or prepaid card or other similar methods are already an important form of payment in Africa. In fact, Africa is the leading continent in terms of mobile money technology adoption. According to data from GSMA, Africa was home to 621 million registered mobile money accounts in 2021, 46% of mobile money accounts globally, with a transaction value of $701 billion, 70% of global mobile money transaction volume. Mobile payment allows consumers to participate in the formal economy while enabling electronic payment of e-commerce orders, driving higher delivery success rate vs. cash on delivery transactions, thus increasing the overall efficiency of e-commerce.
Our Value Proposition
Our Value Proposition to Sellers
•Access to a large and growing consumer base: We believe that our brand has become synonymous with online and mobile shopping in our markets, and we have built a logistics service that provides sellers with access to consumers across a wide delivery footprint. As a result, through our platform, local sellers can efficiently reach consumers across a particular country, and international sellers can efficiently reach a large number of consumers across most major markets in Africa. In 2022, we connected sellers with 8.4 million Annual Active Consumers.
•Unique data: We offer our sellers data and analytics services, helping them to more effectively tailor and customize their offerings and marketing efforts. For example, we are able to inform sellers which products have the best conversion rates and at which price points, positioning them to adjust their assortment, price points and marketing campaigns to enhance their performance. This data may also help sellers improve their inventory management processes from forecasting to buying to end-of-life promotions, leading to increased business and capital efficiency.
•Brand building & advertising: We offer our sellers and third-party advertisers access to millions of users across 11 African countries with the ability to target audiences in a very granular manner. Leveraging extensive user signals data and the multiple touch points we have with consumers, we offer sellers and advertisers a comprehensive range of ad solutions including sponsored product ads, sponsored display banners, CRM ad products and many more. Many sellers have successfully built their brand awareness and run successful advertising campaigns on our marketplace, embracing our platform as a way to distinguish their own brand identities and build brand awareness.
•Infrastructure & business support: Sellers rely on our platform for a range of essential support services to operate their businesses, such as content creation facilities and web-based and mobile interfaces to manage listings, orders or promotional campaigns.
•Financial services: In selected markets, our sellers have access to attractive financing solutions offered by various third-party financial institutions. This enables our sellers to find the necessary financing to expand their businesses.
Our Value Proposition to Consumers
•Integrated ecosystem: We have built an integrated consumer ecosystem around our marketplace, which allows us to offer consumers a broad selection of goods and services that are relevant for their everyday needs. Besides the ability to purchase a wide range of goods from our marketplace, consumers can order food delivery from our partner restaurants, pay their utility bills or recharge their mobile plans. This provides a higher level of convenience to consumers compared to the traditional, fragmented nature of African commerce.
•Selection, price and convenience: With over 100 thousand sellers active on our platform in 2022, consumers have access to goods from a wide range of categories, such as fashion and apparel, smartphones, home and living, fast-moving consumer goods, beauty and perfumes and other electronics. Our marketplace includes high volume items as well as more niche, tailored and personalized goods, which we refer to as “long-tail” goods. These long-tail goods offer consumers greater selection and help us increase consumer loyalty. The large number of sellers on our marketplace, and the pricing transparency that is inherent to our platform, lead to competition among our sellers and attractive prices for our consumers. Our consumers can access goods and services on our platform 24-hours a day, 7-days a week through our mobile applications and websites.
•Product quality and consumer protection: In order to provide a quality experience, we have implemented standards that encourage our sellers to make quality their priority. Many of our sellers offer consumer protection programs, such as guaranteed returns and product warranties. We have established a data-driven seller scoring program that rewards sellers who consistently offer high-quality goods and are responsive to consumer needs, and we have a policy to delist sellers who violate our defined standards and rules. Our approach provides strong incentives for sellers to improve their operations.
•Secure and convenient payments: Given that many consumers in Africa are new to e-commerce, reliability and security are critical in convincing consumers to make purchases online. We have developed tools and processes to enable consumers who prefer not to use cashless payment to pay in cash on delivery for most transactions. We have also developed our own payment solution, JumiaPay, in order to offer our consumers a safe, fast and easy payment solution, whether they shop using a desktop computer or a mobile device. As of December 31, 2022, one or more JumiaPay services were available in eight markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda.
•Reliable and timely delivery: We have developed an integrated logistics service, Jumia Logistics, enabling us to fulfill and deliver orders even outside main urban centers in a timely and reliable manner. Through Jumia Express, we seek to provide consumers with a superior experience, as we store goods in our warehouses, seek to ensure full availability of all Jumia Express labeled goods and handle the packaging and delivery process, thus providing consumers with even faster delivery and more reliable fulfillment. Real-time information on delivery status makes the delivery process transparent for consumers.
Our Strengths
We believe that the following competitive strengths have contributed to our success and position us well for future growth.

Strengths Related to Our Competitive Position
Pan-African leader. We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred digital shopping destination for consumers. On our platform, we had a total of 8.4 million Annual Active Consumers as of December 31, 2022.
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
Trusted brand. Trust is critical in Africa, where people traditionally rely on face-to-face interaction to transact business. We believe that our targeted marketing efforts and consistent focus on delivering a high-quality seller and consumer experience have helped us to build a strong reputation and create a leading brand that consumers and sellers recognize and trust. Our brand is well known by consumers and sellers and is among the most recognizable in our regions of operation. For example, Jumia was ranked sixth in the 2021 Most Influential Brands survey in Egypt released by Ipsos in March 2022, up from the ranking of seventh in 2020. In addition, Jumia topped the list in the digital and e-commerce sector in Egypt for the second year in a row. The ‘Most Influential Brands Survey’ is a global Ipsos initiative, covering 14 markets and close to 800 brands worldwide in 2021.
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
Diversified pan-African footprint. We operate in 11 countries which provides us with macroeconomic and FX diversification benefits as we are not overly reliant on any one currency or market. In addition, our large footprint makes us a valuable partner for our sellers, especially international brands and overseas sellers, as they are able to access multiple large markets in Africa through a single platform and partner. Lastly, our diversified footprint provides us with economies of scale. For instance, we invest centrally in product development and technology are able to deploy a unified technology backbone, processes and tools across all markets.
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
Strong corporate culture. We have a diverse management team which is largely based within our operating countries and possess the necessary skills, experience and leadership qualities to effectively guide the organization towards achieving its strategic objectives. Our corporate culture is central to our success and is based on core values shared by everyone at Jumia. We believe that all our employees are leaders, that every challenge has a solution, that even big organizations need to be innovative and that diversity, meritocracy and team work are paramount to success. We invest in the career development of our employees, knowing that diversity of perspective, backgrounds and talents strengthens our business. We recognize the importance of diversity and are committed to increasing diversity within Jumia taking into account the particular environment in our local markets. As we do not have a majority shareholder, we believe that we have developed a strong corporate governance model focused on long-term success.

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
Continue enhancing the diversity and relevance of product assortment on our platform. Based on our knowledge of the African consumer, we believe selection and depth of assortment are critical drivers of consumer adoption and continuing loyalty in e-commerce. Over the past couple of years, we have significantly diversified our assortment and category mix with increased exposure to product categories that are relevant to consumers as part of their daily lives. We intend to provide an even more relevant and deeper product assortment by further enhancing our relationships with key brands and local distributors, particularly, in our core e-commerce categories such as phones and consumer electronics, home appliances, fashion and beauty. Furthermore, we intend to continue to invest in our seller platform, educating our sellers on how best to establish and grow their online presence, encouraging them to increase their assortment and improve the quality and usage of the data and marketing tools available to them. We are leveraging both local supply and our cross-border platform and tailoring our assortment to align with local customer preferences.
Drive consumer adoption and repurchase through consumer education and relevant marketing activities. As we operate in a nascent e-commerce environment, we view consumer education through appropriate marketing channels as critical levers to drive e-commerce adoption. Our consumers often cite the lack of understanding of how transactions work in practice as a hurdle to e-commerce adoption, e.g., that having a bank card is not a prerequisite for transacting online, that purchased goods can be returned and that one can shop online for a broad range of everyday needs. To drive consumer education and e-commerce adoption, we are investing in a multi-channel marketing approach. Historically, our marketing strategy largely relied on online performance marketing channels such as search engines and social media to drive traffic and conversion rates. Going forward, while online performance marketing will remain relevant, we intend to place much more focus on local marketing channels to drive consumer awareness and education in a more relevant and cost effective manner. As part of our local marketing approach, we intend to further leverage offline channels such as our JForce channel which is a network of independent sales consultants that raise awareness of Jumia locally while educating consumers about e-commerce. We will also continue leveraging other offline marketing channels such as radio or targeted out-of-home campaigns leveraging geotargeting tools to identify underpenetrated areas. Lastly, we aim to increase our consumer repurchase rates through continued focus on the app, which allows us to drive re-engagement and repurchase in an effective manner with tailored push-notifications. Our AI-powered CRM growth tool is also a core lever of our retention marketing efforts allowing us to push personalized content and promotions to consumers leveraging data and user signals.
Enhance user experience throughout the customer journey and touch points with Jumia. We invest in our technology platform to build more products and features aimed at improving user engagement and enhancing the user experience. As part of our product development roadmap, we prioritize products aimed at simplifying our user experience, making it more user friendly and intuitive for our consumers. In parallel, as we increase our depth of assortment, we continuously enhance our search and product sorting algorithm to improve user experience and product discovery. To further enhance our customer experience offline, we are continuously improving our fulfillment services with a focus on reducing delivery times and increasing convenience including expanding our network of pick-up stations where relevant to consumers.
Gradually monetize usage and assets of our platform through diversified revenue streams. We consider monetization a by-product of scale and intend to drive more revenue as we grow usage of our platform. We also intend to further diversify our revenue mix by reducing our reliance on commission and shipping fees through monetizing the broader assets of our platform. We intend to further develop Jumia Advertising which allows sellers and third-party advertisers to reach millions of users across 11 countries in Africa with granular targeting tools and a broad range of advertising solutions. We continue to better monetize our Jumia Express service as we charge sellers a premium for the ability to store their products in our warehouse, allowing faster delivery to consumers. We also intend to monetize our JumiaPay payment processing solution as we take the services of JumiaPay off-platform in Nigeria and Egypt where we have obtained the relevant licenses to do so.

Drive the development of JumiaPay. We intend to drive the development of JumiaPay on-platform, making it an even more effective enabler of e-commerce, while expanding our payment services to third-party merchants off-platform in Nigeria and Egypt. 2022 marked an important milestone for JumiaPay as we were granted the Payment Service Solution Provider license by the Central Bank of Nigeria, which allows us to process payments on behalf of third-party businesses in Nigeria. This comes after we secured in 2021, through the National Bank of Egypt, the relevant licenses to offer payment processing services off-platform in Egypt. As part of our on- and off-platform expansion efforts we are working on further enhancing the convenience and effectiveness of our services while building more tools to help sellers better manage and grow their businesses, such as data insights, marketing and loyalty solutions and many more. We are developing a two-sided payment and fintech ecosystem with dedicated solutions for both merchants and consumers. With respect to consumers, we intend to develop the range of digital services with a greater degree of discipline, ensuring we are offering relevant services for consumers while supporting our unit economics.
Increase cost efficiencies. We intend to grow usage of our platform and further develop JumiaPay in a cost effective, cash disciplined manner. We are seeking to drive efficiencies across the full cost structure, which will include the following measures:

•On fulfillment expense, we intend to step up our efforts on the efficiency initiatives initiated in late 2022 with a view to optimizing the freight and shipping costs of deliveries while increasing efficiencies in our physical infrastructure. We will also take a more disciplined approach to product category development, scaling back on product categories with more challenging fulfillment economics.

•With respect to marketing expenses, we intend to improve marketing efficiency by leveraging best practices from countries with the best efficiency ratios, focusing our spend on the marketing channels that drive the best returns on investment. We will also put more focus on local marketing channels including above-the-line education and activation initiatives, shifting a higher share of marketing expense into local currency denominations while adopting a hyperlocal approach, tailored to our addressable markets.

•While we plan to continue investing in our technology backbone, we intend to prioritize our development roadmap on products and features that deliver immediate benefits in terms of user interface and user experience to consumers and sellers.

•With respect to general and administrative expense, we reduced staff costs by streamlining our management structure with a view to creating a leaner and more agile organization and locating senior leadership and decision centers closer to our consumers and sellers in Africa. As a part of this initiative, we significantly reduced overhead expenses in Dubai with meaningful general and administrative expense savings for the group.
Our Geographic Footprint
We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. We group our operations in three regions. These three African regions are:
•West Africa, which includes Ghana, Ivory Coast, Nigeria and Senegal;
•North Africa, which includes Algeria, Egypt, Morocco and Tunisia; and
•East and South Africa, which includes Kenya, South Africa and Uganda.
Our footprint allows us to reach 47% of Africa’s 1.4 billion population and 71% of the 590 million internet users on the African continent. Countries in our footprint account for approximately 70% of Africa’s $3.0 trillion gross domestic product.
Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred shopping destination for consumers. In terms of GMV, in 2022, West Africa was our most important region accounting for 52% of GMV. Nigeria was our largest market representing one third of GMV in 2022. The second largest region was North Africa accounting for 31% of GMV, followed by East Africa at 14% and South Africa at 3%.
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
Jumia Marketplace
Our marketplace allows consumers to discover, research and buy goods and services and allows sellers to establish their own online presence and efficiently manage their online operations. Our sellers are comprised of key accounts, local sellers and international sellers. Key accounts are typically international and large local brands, local official distributors of international brands, local large manufacturers or assemblers of goods or medium to large local retailers. Local sellers are usually professional traders, shop owners or small manufacturers or individuals, which accounted for the vast majority of our sellers in 2022. A small percentage of our sellers are overseas sellers based outside of Africa, mostly in China. These sellers are generally experienced in conducting cross-border business and are familiar with the processes of e-commerce.
On our marketplace, sellers offer goods from a wide range of categories, such as fashion and apparel, smartphones, home and living items, fast-moving consumer goods, beauty and perfumes and other electronic items. We also offer consumers easy access to a number of digital services, such as restaurant food delivery, airtime recharge, utility bills payments and many more.

The following chart shows the share of items sold by category in 2022:
Source: Company information
(1)Fast-moving consumer goods
(2)Includes services offered via the JumiaPay app
In 2022, we had over 1.1 billion visits. We believe that our marketplace is a starting point for many consumers to discover, research and buy goods and services.
Goods
We believe that our marketplace has the most extensive and relevant online collection of goods across Africa. In 2022, almost 80% of items sold on our platform were offered by third-party sellers (i.e., third-party sales). However, we also occasionally act as a seller ourselves by offering goods in selected categories (i.e., first-party sales) where we see unmet demand or the need to better control the consumer experience. While the vast majority of our sellers are located in the country in which the relevant transaction takes place, we allow sellers from selected non-African countries such as China to list their goods on our marketplace, providing them with easy access to African markets and valuable data and insights concerning commerce in Africa. Such sellers often offer goods that are not readily available in Africa or have better prices, which improves our attractiveness to African consumers.

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
Food delivery: Since 2012, we have enabled food ordering and delivery in most of our markets. We provide restaurants with a sophisticated instant delivery network and data-driven insights. For our consumers, we provide access to a large range of local and international restaurants and dishes, from international chains to local restaurants. We have developed an easy-to-use and attractive interface and a proprietary geo-location mapping and rider tracking functionality, which has made delivery quick, transparent and convenient for consumers. A large number of restaurants we partner with prefer to use our logistics service to deliver food, benefiting from advanced tools, significant scale, and rider training to achieve a high level of consumer experience and cost efficiency. Today, we have partnerships with many local popular restaurants, including international chains. In 2022, in an effort to optimize our capital allocation and enhance our business focus, we ceased our food delivery operations in Egypt, Ghana and Senegal. In these countries, our food delivery business was sub-scale resulting in unit economics dilution with limited customer lifetime value upside. As of December 31, 2022, we offered food delivery services in 7 countries and over 50 cities across Africa. Going forward, we will continue to evaluate our food delivery services as part of our overall strategic review.
On demand delivery services: Leveraging our logistics infrastructure and a growing demand from our consumers for “on demand instant delivery,” or “q-commerce,” we launched a number of instant delivery services such as groceries, alcoholic beverages and a range of other convenience goods. We operate these services using our food-delivery logistics and technology infrastructure and provide third-party sellers with opportunities to connect and transact with consumers. We intend to focus our q-commerce efforts in markets where we have an established proof concept with sufficient logistics scale.
Digital services on the JumiaPay app: We offer a broad range of digital services on the JumiaPay app to provide consumers with more digital payment use cases as part of their daily lives. Consumers can easily top up credits for their prepaid phone numbers or pay bills for postpaid numbers from most major mobile service providers using their JumiaPay payment app. They can also pay their utility bills such as gas, water, electricity, television subscriptions as well as school tuition. We are also offering coupons (local deals), vouchers (gaming, playstores: iTunes, Google Play), tickets (e.g. transportation, events) and financial services (insurance, credit and savings products). We are currently focused on developing our digital services in a disciplined manner and, in the fourth quarter of 2022, have reduced marketing investment for the most heavily promotional categories, airtime recharge in particular, to support our unit economics. As of December 31, 2022, our JumiaPay app was available in Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda.
Classifieds: Our classified portals allow consumers to look for jobs, real estate, vehicles and other items to buy. Sellers include recruiters, real estate professionals, car dealers, individuals who sell used goods and a large number of small businesses that prefer to have direct on-site interaction with buyers, which facilitates price negotiation and cash payment, over online sales. Our classifieds portals were online in more than 30 African countries as of December 2022. We do not seek to extensively monetize this service, but rather generate further user engagement. As we consider our classifieds portals as ancillary to our core business, we adjust the countries of operation from time to time. For example, in March 2019, we agreed to sell our classifieds portals in Algeria, Morocco and Tunisia for a cash consideration of €0.2 million.
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
We have built an innovative logistics and delivery infrastructure that we believe is the leading e-commerce fulfillment and express delivery service in Africa. Our technology and data allow us to integrate our service providers, our own logistics management solutions and our partner network solutions. We support local entrepreneurs to help them enter into and succeed in the logistics industry by offering them relevant know-how, data, technology and tools. We have also developed a number of processes to benchmark the performance of service providers and to promote healthy competition between such service providers. Our logistics and delivery infrastructure positions us to effect deliveries not just to primary cities, but also to rural areas. In Jumia’s five largest markets (Nigeria, Egypt, Kenya, Morocco and Ivory Coast), more than half of the packages were delivered to primary cities, with the remaining packages split roughly equally between secondary and rural areas in 2022.
Jumia Logistics covers all stages of the fulfillment chain, including warehousing, inbound deliveries, picking and packing, last-mile and payment, tracking and return handling. Our warehouse infrastructure is based on a standardized model and software technology, operated and executed on a local level, and specifically tailored to e-commerce needs. It is designed to increase mid-mile efficiency and reduce lead times in fulfillment processes. As of December 31, 2022, Jumia Logistics platform consisted of over 700 logistics partners, a proprietary delivery fleet to fulfill express deliveries in select areas, more than 70,000 sqm of warehousing space, almost 100 drop-off stations for sellers and almost 1,500 pick-up stations for consumers. All of our warehouse space is leased from third parties. We control the vast majority of inbound deliveries, whether they are made by sellers at our drop-off stations, picked-up from seller facilities, or picked and packed orders on behalf of sellers who use our storage service. Our tracking solution provides full visibility over the package journey. As part of our full-service fulfillment and express delivery infrastructure, we also control the collection and processing of returned merchandise for our sellers. For international sellers, we provide additional support concerning the import/export process.
Through our Jumia Express program, we seek to provide our consumers and sellers with a superior experience. Goods offered under our Jumia Express program are stored in our warehouses, allowing faster delivery to consumers without any involvement from the sellers. Sellers benefit as they do not need to arrange for storage of goods they offer via our marketplace or become involved in the fulfillment of individual consumer orders. We are currently working on increasing the penetration of this service and improving its monetization as sellers start to see its benefits in terms of conversion rates and volume uplift. In 2022, Jumia Express accounted for 57% of the items sold via our platform compared to 43% in 2021.
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
Jumia Logistics set-up has been designed with a view to opening it up for third-party needs, when our logistics platform reaches a sufficient level of scale and efficiency to support third-party volumes. In 2020, we took steps for the launch of our logistics “as-a-service” offering to allow third-party businesses, whether they are sellers on the Jumia marketplace or not, to use Jumia Logistics for their fulfillment needs. As of December 31, 2022, we offer this service in Nigeria, Morocco and Ivory Coast.
JumiaPay
The African banking and payment landscape is characterized by a high degree of fragmentation of financial institutions and service providers, a general lack of infrastructure, low consumer trust and high perceived levels of fraud. Consumers are often wary of using bank accounts or other banking platforms, as they are afraid that their money may not reach the intended recipient.
To overcome these challenges, Africa has experienced a high degree of innovation in mobile payments and financial services, including so-called “eWallet” (electronic wallet) services, a technology that allows users to receive, store and spend money using a mobile phone. Depending on the relevant operator, users can store or link their bank account, credit or debit card details on such operator’s app or also transfer money to such app. Once the money is deposited in their wallet, they can use it to pay bills or make purchases immediately. Against this backdrop, we continue to develop an advanced and sophisticated payment infrastructure which integrates our payment platform with certain financial services relevant to our sellers and consumers.

In connection with our initial public offering in April 2019, we entered into a private placement agreement with Mastercard, pursuant to which Mastercard purchased from us €50.0 million of our ordinary shares. In connection with this agreement, we entered into a commercial agreement with Mastercard Asia/Pacific, an affiliate of Mastercard. For more information, see Item 10. “Additional Information—C. Material Contracts—Mastercard Agreements.”
In 2022, we were granted the Payment Service Solution Provider license by the Central Bank of Nigeria, allowing us to offer payment processing solutions off-platform on behalf of third party merchants in Nigeria. This comes after we secured, through the National Bank of Egypt, the relevant licenses to offer payment processing services off-platform in Egypt in 2021.
Consumer Payment and Financial Services
Our payment service, JumiaPay, together with its network of licensed payment service providers and other partners, enables sellers and consumers to transact using a diverse variety of payment methods for transactions conducted on marketplace. As of December 31, 2022, JumiaPay was available in eight markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda.
To drive consumer engagement and to benefit from the increasing share of mobile internet penetration, we have developed our JumiaPay app, which allows consumers to access a broad range of digital services offered by third-party providers (e.g., airtime recharge, utility payments, financial services) as well other Jumia platforms, such as Jumia Food or our physical goods marketplace. We designed our app to offer an easy and efficient mobile-only user experience, with innovative features to optimize consumer experience, drive higher conversion and encourage repeat transactions. To use the app, consumers need to create a JumiaPay account, which they can link to an underlying payment method of their preference, including a credit or debit card, bank account or third-party e-wallet. The JumiaPay app is currently available in eight countries: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda.

TPV reached $285.3 million in 2022, an increase of 8.4% compared to 2021. On-platform penetration of JumiaPay as a percentage of GMV increased from 26.6% in 2021 to 27.2% in 2022. The number of JumiaPay Transactions reached 12.5 million in 2022 compared to 12.1 million in 2021, taking on-platform penetration of digital payment as a percentage of orders to 32.0% in 2022, compared to 35.5% in 2021. The growth in JumiaPay Transactions in our e-commerce and food delivery platforms outpaced the growth of JumiaPay app Transactions. As JumiaPay penetration is almost 100% on the JumiaPay app, the reduced share of JumiaPay app in the transactions mix led to a decline in the overall JumiaPay Transactions penetration as a percentage of orders.
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
Seller Recruitment and Management
The vast majority of our sellers join our marketplace through a dedicated online portal where they can easily input information to create their online store on our marketplace. We use a variety of channels to advertise the opportunity for sellers to open a store, including attending conferences and trade shows where traders and local manufacturers gather. Our objective is to make it easy for sellers to create an online store, while ensuring the quality and the professionalism of the sellers to execute the required operational activities to conduct their online businesses.

To manage and further drive seller engagement following successful registration on our platform, we have developed a number of tools that are offered through a self-managed and scalable platform. For example, to build their online reputation and brand image, sellers can refer to a “seller score,” which is a data-driven scoring of the seller’s performance. Based on certain performance indicators, such as tenure, seller score, revenue and number of items sold per month, we assign a rating to our sellers that determines their visibility ranking in the search algorithms. Furthermore, we have implemented a fully automated operational performance system designed to drive our sellers’ operational performance and improve consumer experience. Based on seller performance, we set certain limits on order volumes and implement financial penalties in case of cancellations, product quality or return issues. Finally, our sellers can benefit from our commercial planning tool, which is easily accessible through the sellers’ interface. This tool allows them to participate in and manage promotional and commercial events, such as Jumia Anniversary or Jumia Black Fridays.
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
With a view to increasing e-commerce adoption and growing consumer engagement, we leverage both performance channels (i.e., marketing channels where we only pay based on measurable results) and non-performance channels in our marketing activities. Some of our performance marketing channels include:
•Search engine optimization / app store optimization: By analyzing the relevance of key search terms and seeking to ensure that our mobile applications, mobile-optimized websites and traditional websites are designed to efficiently utilize such relevant terms, we constantly work to improve our design with a view to ensuring that our mobile applications, mobile-optimized websites and traditional websites are ranked high in organic searches and the maximum relevant traffic is directed to them.
•Search engine marketing: We further selectively rely on search engine marketing that involves the promotion of our websites by increasing their visibility in search engine results pages, primarily through paid advertising.
•Paid social media: In our use of social media channels, we rely primarily on Facebook. We also use other social media platforms such as Instagram. Social media channels help us improve our brand recognition and generate additional word-of-mouth referrals and thereby new consumers. Our online marketing strategy follows a full-funnel approach, going beyond direct response ads, which are focused on consumer conversion, towards top-of-the-funnel activities such as video advertising to drive brand awareness and consumer consideration.
•Affiliation marketing: Affiliates have the opportunity to promote, grow and earn a commission percentage of the sale tracked, and in return, this helps us increase our sales and brand awareness through third-party marketing activities. We have developed our own tools for tracking orders and identifying qualified orders.
•Consumer relationship management: Our consumer relationship activities (CRM) serve as a free engine for re-engagement of our visitors and consumers through all type of notifications (e.g., app notifications, web notifications, SMS, emails). Our artificial intelligence-powered CRM growth tool is a core lever of our marketing efforts allowing us to target our audiences in a more granular manner and push personalized content leveraging data which helps us to both reduce opt-outs and drive usage uplift.
•Vouchers: We create specific incentives to encourage consumers to try Jumia for the first time, or to re-engage with consumers who have not been active for a certain period, or to drive certain specific volume to certain categories.
•Offline marketing: In certain markets in which we operate, we have launched our sales program JForce, which consists of independent sales consultants that earn commissions by selling the goods and services that we offer on our platform to their personal or professional networks. The profile of our consultants is very diverse, comprising students, young professionals, and moms as well as small shops and retailers. We are also testing a limited number of “physical stores” to allow consumers to directly interact with Jumia in person.
Alongside online performance marketing channels, a number of non-performance online channels form a core part of our marketing strategy, including the following:
•Social media influencers: To strategically increase our overall reach and enhance brand perception, we also selectively work with influencers (e.g., local celebrities, Key Opinion Leaders, or KOLs, niche publishers and content creators) across a large number of social media channels as well as YouTube. We are building a leading network of influencers on social media in Africa. In 2022, we already had over 500 active influencers in our network. We introduced a proprietary KOLs management platform that allows us to acquire, manage, track and compensate KOLs in a fully automated manner, thereby helping us scale this channel in an effective manner.
•YouTube: We further leverage our YouTube channel to run video campaigns to maximize our coverage, especially during our promotional events. By using videos as a separate marketing channel, we are able to achieve quantifiable impact over our organic channels, while also using video as a market research tool.

While historically the vast majority of our marketing spend was allocated to online performance and non-performance marketing channels, going forward, we intend to shift a higher share of our marketing spend to local, offline marketing channels. A number of offline marketing channels have proven to be highly relevant and effective in driving consumer awareness, education and increase traffic to our platform, while being more cost effective than online channels. Offline channels include:

•On-the-ground activation. We have a significant on-the-ground presence through agencies and street activation teams. In certain markets, we have launched our sales program JForce, which consists of independent sales consultants that earn commissions by selling the goods and services that we offer on our platform to their personal or professional networks. Our consultants raise awareness of Jumia locally while educating consumers about e-commerce, enabling us to further promote our brand. The profile of our consultants is very diverse, comprising students, young professionals, and moms as well as small shops and retailers. We are also testing a limited number of “physical stores” to allow consumers to directly interact with Jumia in person.

•Mass media. These channels include localized TV and radio campaigns as well as geotargeted billboards. They help us further build trust and awareness through targeted out-of-home campaigns to increase our reach in strategic yet underpenetrated geographical areas.
As part of our general marketing strategy, we create promotional events that are relevant to consumers. Large campaigns are typically executed simultaneously in all our major markets. However, start dates may vary by a few days due to local holidays. For other campaigns, more flexibility exists as to the dates and the commercial intensity of the campaign.
Our marketing strategy follows a data-driven approach and leverages the large amount of data collected through our operations. To optimize our overall marketing spend and allocation by channel, in addition to our existing marketing optimization tools, we utilize an enhanced Return On Marketing Investment (“ROMI”) model. This is a customized engine trained on multiple years of Jumia data to model the differentiated impact of various marketing activities and channels on customer acquisition and loyalty, informing the marketing budget allocation.
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
Technology and Data
We consider ourselves to be a technology company and believe that we have the most advanced and sophisticated e-commerce platform in the markets in which we operate. Our platform is operated by more than 400 technology professionals, providing us with significant innovative potential as we continually seek to expand and optimize our technology infrastructure. Our technology experts are predominantly located in our global technology centers in Porto, Portugal, and in Cairo, Egypt. Portugal is well located to serve Africa in terms of time zones and travel options, is part of the European Union, which allows us to recruit talent on a European level and provides a favorable cost of living environment. Our technology center in Egypt allows us to tap into the growing technology talent pool in Egypt and supports all business areas and countries.
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

The following graphic demonstrates the powerful network effects generated by the interactions of our sellers and consumers with our platform:

Source: Company information
To meet consumers’ expectations, we have developed our mobile applications, mobile-optimized websites and traditional websites, which are programmed and updated in-house as a resilient storefront for our product offering, focusing on reducing downtime while providing a state-of-the-art consumer experience. Our services are designed in a High-Availability (HA) architecture helping us to ensure the stability and reliability of our technology backbone. In our technology operations, we rely on a hybrid infrastructure, based on the cloud computing platform provided by third parties, and a private hosting provider for part of our back-office systems for which services we pay licensing fees. Cloud computing helps us to efficiently store data and maintain and speed up the availability of our mobile applications, mobile-optimized websites and traditional websites.

While we offer a variety of different interfaces (e.g., through our mobile applications, mobile-optimized websites and traditional websites), our platform is based on our central authentication system, allowing our consumers to access all our services and platform with the same credentials.

As mobile traffic accounted for the majority of our overall platform traffic 2022, our front-end development focuses primarily on features that improve user experience on mobile devices. We specifically optimize our mobile applications for size, in order to make them easier for consumers to download or to upgrade. We also invest significant resources in optimizing the speed of our mobile applications to help consumers save time while browsing our mobile applications.

We analyze seller and consumer behavior, and we tailor the design and the content of our mobile applications, mobile-optimized websites and traditional websites to ensure that they stay relevant to consumers. We prioritize all new developments and new features based on local insights that we are able to gather with our local teams.

We make significant investments in our innovation and research and development activities. For example, we currently focus on machine learning and artificial intelligence (e.g., search algorithm, return rate prediction, enhanced programmatic marketing), kubernetes and spot instances (e.g., enhanced elasticity and resilience of infrastructure, cost efficiency) applied to both our application and data-lake infrastructure. Those investments typically contribute to improved user experience of our platforms, higher conversion rates as well as improved cost efficiency. In 2023, we also intend to focus on investments into information technology and systems to protect the security, integrity and confidentiality of our data.

Payment Services Technology
JumiaPay integrates relevant local and international payment methods to facilitate payments. This is done either with a direct integration, if the expected transaction volume warrants the effort, or by using aggregators. We generally aim to present a unified experience to our users, irrespective of the payment method used, and process payment information in a secure environment based on the Payment Card Industry Data Security Standard (PCI DSS). At the same time, we offer a unified application programming interface (API) across all payment methods
.
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
Employees and Culture
Our employees are based in 17 countries, and 35% of our employees were female and 65% were male as of December 31, 2022. Our corporate culture is anchored in our entrepreneurial and collegial roots, and our employees are deeply committed to our success:
We seek to promote the following core values to drive the action of our employees every day:
•We are a group of leaders committed to winning the digital landscape in Africa.
•We achieve impact by thinking faster and executing better than any other business.
•We grow people who build businesses.
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

As of the date of this Annual Report, we do not own any real estate property. The following table provides an overview of our material leased real estate property:

Location	Approximate size of effective area	Primary use
	(in square meters)
Land 21692, Nairobi, Kenya	100,000	Warehouse
Plot No. 64, New Cairo, Egypt	7,485	Warehouse
Plot 312, Idu Industrial District, Abuja, Nigeria	6,000	Warehouse
14, Montgomery Road, Sabo, Yaba, Lagos State, Nigeria	980	Office
Plot M232, Ntinda-Nakawa Industrial area, Uganda	6,676	Warehouse
Plot No. 272-273 sector, New Cairo, Egypt	2,174	Office
Cité Ouled Zidane N°25 Commune des Eucalyptus, Wilaya d'Alger	100	Warehouse
Cité Ouled Zidane N°25 Commune des Eucalyptus, Wilaya d'Alger	4,100	Warehouse
90's street , city center, 2nd section, building no. 185, 5th settlement ,New Cairo, Cairo ,Egypt	2,568	Office
Unit 6, 7, 8, West Building North Precinct, Topaz Boulevard Montagu Park, Cape Town, South Africa	8,037	Warehouse
Agility Business Parks, Autoroute du Nord PK26, Abidjan, Côte d'Ivoire	5,016	Warehouse
Plot No. 85 (eighty-five) - Industrial Zone - New Cairo - Cairo,Egypt	4,895	Warehouse
349 Herbert Macaulay, Yaba Lagos State, Nigeria	1,898	Office
Rue du lac Huron du côté Est, 1053 Tunis	1,799	Office
Boulevard Valery Giscard | d'Estaing, carrefour Solibra, Côte d'Ivoire	1,736	Office
Maua Close-Off Parklands Road Westlands, Nairobi, Kenya	1,938	Office
Route D’El Jadida d'un , Casablanca, Morocco	1,200	Warehouse
Thiaroye Sud, Dakar, Senegal	4,552	Warehouse
Piece No 96 - industrial zone - New Cairo - Egypt	4,760	Warehouse
N°123 Dely Ibrahim, Alger, Algerie	2,100	Office
Kantaria House, 25 Muindi MbinguStreet, Nairobi	12,692	Warehouse
Plot 78, Luthuli Avenue, Kampala, Uganda	734	Office
Plot No. 12, Block 62, Nasr City - Cairo, Egypt	346	Office
Rooms 2501-2 and 2502, Block B, Zhuoyue Meilin Central Plaza (South District), Meilin Road, Futian District, Shenzhen	471	Office
Route D’El Jadida d'un , Casablanca, Morocco	3,318	Warehouse
Zone Industrielle Koumassi, Abidjan, Côte d'Ivoire	9,900	Warehouse
Rue de l'Artisanat à Charguia, Tunisia	4,271	Warehouse
Rua Ricardo Severo, No. 3 - 1st, 2nd, 3rd and 4th Floor, 4050‑515 Porto, Portugal	2,720	Office
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
Product Safety
Product safety laws operate across all our markets, with varying degrees of maturity and specificity. Many of the goods sold on our marketplace are offered and delivered by third parties, which makes it difficult for us to predict our liability exposure or establish standard procedures for product safety. Nevertheless, we take a proactive approach to quality control and product safety in all of our markets, with specific quality checks in place based upon the sensitivity of goods and services offered in various markets. We seek to limit liability exposure across markets through standard contractual terms that require all sellers on our marketplace to accept responsibility for any loss or damage caused by their products and indemnify us accordingly. We also delist sellers who offer prohibited products. Furthermore, we implement country-specific product safety, quality control, and liability-limiting procedures as necessary.
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
We offer certain payment and financial services to our consumers and sellers across the various African markets in which we operate. In a number of jurisdictions we offer services as a payment service provider (“PSP”) for our marketplace. While we do not hold licenses to operate as a PSP for third-party merchants in all of our markets, we are permitted to offer JumiaPay services in certain markets for our marketplace through agreements we have with existing licensed banks or PSPs. We secured a payment solution service provider license in Nigeria in 2022, and a payment service provider license in Kenya in 2023, which allow us to operate as an independent PSP in Nigeria and Kenya, respectively. Additionally, through the National Bank of Egypt, we secured the relevant license to offer payment processing services off-platform in Egypt in 2021.

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
Shipping Services
Logistics and transportation services are regulated and operators, including our 3PL partners, are generally required to secure licenses in our countries of operation. In some of the countries in which we operate the postal service has monopoly rights. For example, in Morocco, the postal service has monopoly rights for the distribution of letters and parcels weighing no more than one kilogram, limiting our options concerning last-mile delivery.
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

For a discussion of the year ended December 31, 2021 compared to December 31, 2020, refer to the section contained in our Annual Report on Form 20-F for the year ended December 31, 2021, “Item 5: Operating and financial review and prospects.”
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
On our marketplace, a large and diverse group of over 100 thousand sellers offer goods across a wide range of categories, such as fashion and apparel, beauty and personal care, home and living, fast moving consumer goods, smartphones and other electronics. We also provide consumers in selected countries with easy access to a range of on-demand services via our Jumia Food platform, including delivery, from restaurants, grocery shops and convenience outlets. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment, transport ticketing as well as financial services such as micro-loans, insurance or savings products. We had 8.4 million Annual Active Consumers as of December 31, 2022. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2022, almost 80% of the items sold on our marketplace were offered by third-party sellers.
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
Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, JumiaPay, to facilitate cashless online transactions between participants on our platform, with the intention of integrating additional financial services in the future. JumiaPay encompasses a number of functionalities. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay also has a dedicated payment app, the JumiaPay app, through which we offer consumers a number of digital lifestyle services from a broad range of third-party service providers. Lastly, through Jumia Lending, our sellers can access financing solutions provided by third-party financial institutions, leveraging data from the sellers’ transactional activity on our platform for credit scoring purposes. As of December 31, 2022, one or more JumiaPay services were available in eight markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda. JumiaPay Transactions and Total Payment Volume (“TPV”) have both increased substantially since its launch. The number of JumiaPay Transactions reached 12.5 million in 2022 compared to 12.1 million in 2021. TPV reached $285.3 million in 2022, up 8.4% compared to 2021.
Our operations benefit from a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform has been developed by our technology and data team, which is predominantly located in Portugal and Egypt. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our consumer experience more personal and relevant, and enable us, selected sellers and logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and may benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.

We remain committed to taking the business to profitability, through a combination of fundamentals-led growth, enhanced cost discipline and balanced monetization. Despite a challenging macroeconomic backdrop in 2022, we delivered growth across all usage metrics. Annual Active Consumers reached 8.4 million, up 4% year-over-year. Orders reached 38.9 million, up 14% year-over-year. GMV reached $1.05 billion, up 6% year-over-year. We also drove faster monetization with Gross Profit increasing by 18% from $110.1 million in 2021 to $130.4 million in 2022, the highest level in the past 4 years. Although Adjusted EBITDA loss for the full year 2022 increased by 5% from $196.7 million to $207.0 million, we drove significant reduction in the second half of 2022, both on a quarter-over-quarter and year-over-year basis. Adjusted EBITDA loss reached $94.5 million in the second half of 2022, a 16% decrease compared to the first half of 2022 and a 23% decrease compared to the second half of 2021.

Our Revenue Model
We distinguish between marketplace revenue and first-party revenue. Marketplace revenue is generated from sales of third-party sellers and from services provided via our platform. First-party revenue is generated from sales where we act directly as the seller. Within our marketplace revenue, we distinguish the following revenue streams:
•Commissions, which are charged to third-party sellers based on the value of the goods and services they sell to consumers via our marketplace, net of cancellations and returns. Usually, these fees are a percentage of the value of the transaction. The percentage varies by goods or service category and region. We refer to the sales producing these commissions as third-party sales.
•Fulfillment, which comprises delivery fees charged to consumers for delivery of goods purchased on our marketplace.
•Marketing & advertising, which corresponds to the revenue generated from the sale of a diversified range of ad solutions to sellers and advertisers.
•Value added services, which includes revenue from services charged to our sellers, such as logistics services, packaging or content creation.
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
The following table shows a breakdown of our revenue for the years ended December 31, 2020, 2021 and 2022 by source:

	For the year ended December 31,
	2020(1)	2021(1)	2022
	(in USD millions)
Marketplace revenue(2)	107.1	108.2	130.5
Commissions	39.5	35.3	47.8
Fulfillment	37.0	36.4	31.8
Marketing and advertising	8.8	10.8	18.0
Value-added services	21.8	25.7	32.8
First-party revenue(3)	50.4	65.1	85.0
Platform revenue(4)	157.5	173.3	215.5
Non-platform revenue(5)	1.9	4.6	6.4
Total revenue	159.4	177.9	221.9
Cost of revenue	(51.5)	(67.8)	(91.5)
Gross profit	107.8	110.1	130.4
_________________________
(1)Cost of revenue and Gross Profit for 2020 and 2021 have been restated to reflect the impact of the reclassification of direct costs of providing logistic services to non-sellers at Jumia from "Fulfillment expense" to "Cost of revenue", and the impact of the reclassification of payment processing costs from "Cost of revenue" to "Fulfillment expense".
(2)Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(3)First-party revenue corresponds to sales of goods shown in Note 23 to our audited consolidated financial statements.

(4)Platform revenue is the sum of marketplace revenue and first-party revenue.
(5)Non-platform revenue corresponds to other revenue shown in Note 23 to our audited consolidated financial statements.
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
Key Performance Indicators
The following table sets forth our key performance indicators for the years ended December 31, 2020, 2021 and 2022.

	For the year ended December 31,
	2020	2021	2022
	(in millions)
Annual Active Consumers	6.8	8.0	8.4
Orders	27.9	34.0	38.9
GMV	$955.5	$990.6	$1,047.6
TPV	$224.3	$263.3	$285.3
JumiaPay Transactions	9.6	12.1	12.5
Adjusted EBITDA	$(136.3)	$(196.7)	$(207.0)
Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns. On a quarterly basis, we report Quarterly Active Consumers, which refer to unique consumers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
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
The following table provides a reconciliation of loss for the year to Adjusted EBITDA for the periods indicated:

	For the year ended December 31,
(USD million)	2020	2021	2022
Loss for the year	(183.7)	(226.9)	(238.3)
Income tax expense	3.0	0.4	7.0
Net Finance costs / (income)	10.4	(14.4)	4.4
Depreciation and amortization	9.3	9.7	11.6
Share-based compensation	24.7	34.5	8.2
Adjusted EBITDA(1)	(136.3)	(196.7)	(207.0)
_________________________
(1)Unaudited

The following table provides a reconciliation of loss for the year to Adjusted EBITDA for each fiscal quarter for the periods indicated.

	2021(1)				2022(1)
(USD million)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Loss for the year	(24.9)	(51.2)	(65.6)	(85.1)	(69.5)	(69.0)	(44.6)	(55.3)
Income tax expense	0.3	(0.3)	0.1	0.4	0.1	0.3	0.8	5.8
Net Finance costs / (income)	(15.9)	(0.1)	1.5	0.1	2.9	1.0	0.6	(0.2)
Depreciation and amortization	2.3	2.3	2.4	2.6	2.6	2.9	3.1	3.0
Share-based compensation	5.8	7.6	9.2	12.0	8.4	7.6	(5.5)	(2.3)
Adjusted EBITDA(1)	(32.6)	(41.6)	(52.5)	(70.0)	(55.3)	(57.2)	(45.5)	(49.0)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
Factors Affecting our Financial Condition and Results of Operation
Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:
Financial Strategy
Our new management board of Jumia, appointed in November 2022, has a clear mandate of accelerating the progress of Jumia towards profitability. As part of that, we have developed a strategy that includes a number of levers that have important financial implications:
•Enhanced business focus: We are working on increasing our business focus by allocating capital and resources to core areas where we see attractive returns on investments and clear ecosystem benefits. As part of that, we have ceased a number of projects during the fourth quarter of 2022 that do not meet these capital allocation criteria. For instance, we have scaled back our first-party grocery business across a number of countries to support our unit economics and reduce business complexities, allowing management to focus on a more streamlined offering of relevant categories and products.
•Stronger cost discipline: We are taking decisive action on the cost front to drive efficiencies across the full cost structure.
◦In the fourth quarter of 2022, extending through the first quarter of 2023, we undertook significant headcount reductions, resulting in over 900 position terminations, corresponding to a 20% headcount reduction. We have streamlined our organizational structure, creating leaner, more effective teams, fully committed to the execution of our strategy. As part of our streamlining efforts, we have significantly reduced our presence in Dubai where certain management functions were located, reducing headcount by over 60%. Most of the remaining staff are being relocated to our African offices, closer to our consumers, sellers and operations.
We expect these headcount reductions to allow us to generate staff costs savings in 2023 compared to 2022.
◦We are also focused on driving marketing efficiencies to significantly reduce our Sales & Advertising expense. As part of that, we are working on optimizing the returns on our paid online marketing investments by rationalizing marketing channels. We are also allocating a higher share of investment to local offline channels that help us build brand awareness and consideration in a cost-effective manner.
▪Fundamentals-led approach to growth: We seek to enhance the fundamentals of our platform to drive sustainable usage growth. Historically, usage growth was primarily fueled by higher promotional intensity and marketing spend leading to a deterioration of unit economics in phases of growth acceleration. Instead, to drive usage growth, our new management board is focused on further enhancing platform fundamentals including by strengthening supply and improving pricing while adopting a much more disciplined approach to marketing spend.

Number of sellers and goods and services offered by those sellers
The success of our marketplace, which is central to our business model, is driven by the breadth and quality of the goods and services offered, which depend largely on the number and quality of sellers on our marketplace as well as their ability to increase the range of goods and services they offer to our consumers. The number of sellers who received an order on our marketplace within the 12-month period preceding the relevant date, irrespective of cancellations or returns, was more than 100 thousand as of December 31, 2022. The number of sellers offering similar goods on our marketplace is a key driver of price attractiveness and quality of service, as they compete for market share on our marketplace. Competition between sellers is also essential to our monetization, as it increases the appetite for sellers to use our services that are geared toward enhancing the sellers’ visibility or their quality of service.
We experienced material supply challenges on our platform in the second half of 2022. The depreciation of local currencies against the US Dollar alongside a more challenging access to foreign currencies in a number of countries within our portfolio caused significant import and supply disruption that materially affected our sellers.

A key focus of our new management board is to further strengthen supply on our platform, building stronger relationships with key brands and local distributors across core e-commerce categories on our platform, including phone and electronics, fashion, beauty and home & lifestyle.
Growth and engagement of our Annual Active Consumers
The acquisition, engagement and retention of users on our platform is a key driver of our financial performance. As of December 31, 2022, we had 8.4 million Annual Active Consumers up from 8.0 million Annual Active Consumers as of December 31, 2021.

The pace of consumer acquisition and level of repurchase tend to be closely related to the strength of our consumer value proposition and relevance of our marketing strategy. In addition to further enhancing our consumer value proposition, including enhancing the depth and quality of supply and improving pricing and customer experience, we are working on increasing the relevance and effectiveness of our marketing strategy. In particular, we intend to shift an increased share of our marketing investments to local marketing channels to support brand awareness and consumer education with tailored activation campaigns on the ground.
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
We have experienced an improvement in the rate of Cancellations, Failed Deliveries and Returns (“CFDR”) as % of GMV as a result of the increased penetration of pre-payment on our platform over the past few years as well as various operational measures aimed at reducing instances of order cancellations. The CFDR rate as a percentage of GMV improved from approximately 22% in 2021 to 20% in 2022. The CFDR rate as a percentage of Orders improved from approximately 16% in 2021 to 15% in 2022. The ratio is typically lower when expressed as a percentage of Orders than GMV as higher average item value orders tend to show higher CFDR rates.
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

Fulfillment expense is influenced by a number of factors including:
•The origin of the goods: for example the cost of shipping a product from a cross-border seller based overseas is higher than shipping from a local seller;
•The destination of the package and type of delivery: for example, the cost of delivery to a secondary city or a rural area is higher than the cost of delivery to a main city and the cost of a home delivery is higher than for pick-up station delivery; and
•The type of goods: for example, the cost of delivery is higher for a large home appliance than a fashion accessory.
Our fulfillment expense consists of expense related to the services of third-party logistics providers, which we refer to as freight and shipping, alongside expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping. As part of our strategy to accelerate progress towards profitability, we are working on a comprehensive plan to drive fulfillment cost efficiencies. This includes a number of actions such as optimizing our footprint and logistics routes, improving warehousing staff management and productivity, and reducing packaging costs.
Technology and data
We continuously invest in our technology, data collection and analytics capabilities. Our main technology centers are located in Porto, Portugal, and in Cairo, Egypt, which provide the centralized and harmonized technology backbone for our operations across our three regions. We see our technology and content expense as an investment in future growth and improved experience and satisfaction for our ecosystem participants. We continue to focus on information technology and systems to protect the security, integrity and confidentiality of our data in addition to investments that contribute to improved user experience of our platforms and higher conversion rates.
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
The following tables show the development of our quarterly GMV, revenue and gross profit for each quarter in 2020, 2021 and 2022:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in USD millions)
2020(1)(2)
GMV	209.5	251.1	220.4	274.6
Revenue	32.3	38.5	39.3	49.3
Gross profit	20.7	26.3	27.5	33.4
2021(1)(2)
GMV	198.9	223.5	238.1	330.1
Revenue	33.0	40.2	42.7	62.0
Gross profit	24.6	26.6	25.3	33.6
2022(1)
GMV	252.7	271.1	240.7	283.1
Revenue	47.6	57.3	50.5	66.5
Gross profit	27.2	29.9	32.4	40.8
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

(2)Gross Profit for 2020 and 2021 have been restated to reflect the impact of the reclassification of direct costs of providing logistic services to non-sellers at Jumia from "Fulfillment expense" to "Cost of revenue", and the impact of the reclassification of payment processing costs from "Cost of revenue" to "Fulfillment expense".
We believe that our business will continue to show seasonal patterns in the future. For further information on our quarterly performance, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Comparison of Fiscal Years Ended December 31, 2021 and December 31, 2022—Consolidated Statement of Operations—Quarterly Data.”
Macroeconomic condition and political environment
Our consumers are primarily located in three African regions comprising 11 countries. Our results of operations and financial condition are significantly influenced by political and economic developments in these countries and the effect that these factors may have on demand for goods and services. The COVID-19 pandemic, the high inflationary and interest rate environment as well as fluctuations in oil and commodity prices may in the short to medium term pose significant macroeconomic challenges. We look at the macroeconomic environment based on a number of factors, which include inflation indicators, consumer confidence index, business confidence index, GDP growth, currency exchange rates, and access to capital and foreign exchange. In particular, inflation indicators reached multi-decade highs across a number of our countries at the end of 2022, with core CPI year-over-year increases in December 2022 of 54% in Ghana, 21% in Nigeria and 13% in Egypt, according to IMF data. Inflationary pressure and currency devaluations are further exacerbated by the Ukraine and Russia war with notable exposures in a number of African countries such as Egypt that are dependent on the agricultural product imports from Russia and/or Ukraine. Overall, inflation levels are expected to remain elevated throughout 2023. Higher inflation rates are putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. In the fourth quarter of 2022, challenges on both the supply and demand fronts negatively affected the performance of our usage indicators, GMV, Orders and Quarterly Active Consumers. On the cost front, while we are experiencing inflation pressure on wages, utility and fuel, we are implementing a number of efficiency initiatives across the full cost structure to mitigate inflation impact and drive cost reduction.
Components of our Results of Operations
Revenue
We generate revenue primarily from commissions, sale of goods, fulfillment, marketing and advertising, and provision of other services:
Sales of goods: Revenue from sales of goods relates to transactions where we act directly as the seller, where it enters into an agreement with a consumer to sell goods. These goods are sold for a fixed price as determined by us and we bear the obligation to deliver those goods to the consumer. As such, we are considered to be the principal in these transactions and recognizes sales on a gross basis for the selling price at the point in time when the goods are delivered to the consumer. The delivery of the goods is not a separate performance obligation, as the consumer cannot benefit from the goods without the delivery, which must be performed by us. Therefore, revenue for goods and delivery are recognized at a point in time.
Third party sales: This revenue is related to the online selling platform which provides sellers the ability to sell goods directly to consumers. In this case, our performance obligation with respect to these transactions is to arrange the transaction through the online platform. Further, we also deliver the goods to consumers on behalf of the sellers. We consider that we have one performance obligation in respect of these transactions which is to arrange the sale and delivery of goods to consumers on behalf of sellers and since we do not control the goods, it is an agent in these transactions. The revenue from these transactions is recognized at a point in time when the goods are delivered to the end consumer which is the time when the we satisfy our performance obligation.
Jumia generates the following revenues from these marketplace transactions:
a) Commission revenue: We generate a commission fee (normally a percentage of the selling price) which we charge to sellers based on agreements with the sellers.
b) Fulfillment revenue: We charge a delivery fee to consumers when delivering goods to consumers on behalf of the sellers which it recognizes as fulfillment revenue.

c) Value added service revenue: In some instances, we also charge a delivery fee to sellers when delivering goods to consumers on behalf of the sellers which we recognize as part of value-added services revenue.
Marketing and advertising: We provide advertising services to vendors and non-vendors, such as performance marketing campaigns, placing banners on our platform or sending newsletters and notifications. The advertising services are contractually agreed with the advertisers. We establish pricing and we are primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. The campaigns and banners can be run for a short period as well as be spread over a year and are therefore recognized at a point in time or over the period.
Value added services: In addition to the delivery fee charged to sellers in respect of marketplace transactions noted above, we also provide other services to sellers for which we charge a fee such as logistics services (transportation, warehousing and packaging) of products ahead of shipment and technical support. As we establish pricing and controls the services, revenue is recognized on a gross basis. Revenue for warehousing is recognized over the period of storage of the goods while revenue for transportation, packaging of products and technical support is recognized when the respective service is completed.
Other revenue: We provide logistics services to non-sellers in Jumia such as transportation of goods. We are the principal in this activity and are also deciding the price and assuming the risk of non-performing the service. The performance obligation is satisfied when the shipping services are completed.
If the consideration in a contract includes a variable amount, we estimate the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
We use the expected value method to estimate the variable consideration given the large number of contracts that have similar characteristics. We then apply the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. A refund liability is recognized for the goods that are expected to be returned (i.e., the amount not included in the transaction price) and a right of return asset for the right to recover products when a refund liability is settled.
We grant incentives to our end consumers and subsidies to our marketplace vendors. Incentives to end consumers, which include discounts or vouchers, and marketplace subsidies to vendors are consideration payable to a consumer and are recognized as a reduction of revenue.
Cost of revenue: Our cost of revenue includes the external costs directly attributable to fulfilling the performance obligations mentioned above, such as the purchase price of consumer products where we act directly as the seller. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and shipping costs related to logistics services to non-sellers are also included in cost of revenue.
Fulfillment expense: Fulfillment expense consists of expense related to services of third-party logistics providers and payment processing expenses, which we refer to as freight and shipping, and expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping. Fulfillment expense other than freight and shipping represents those expenses incurred in operating and staffing our fulfillment and consumer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing consumer orders for shipment, including packaging materials. Lease expenses are primarily classified as “General and administrative expense” . Fulfillment expense also includes expense relating to consumer service operations.
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
A. Operating Results
Comparison of Fiscal Years Ended December 31, 2021 and December 31, 2022
Consolidated Statement of Operations

	For the year ended December 31,
	2020(1)	2021(1)	2022
	(in USD millions)
Revenue	159.4	177.9	221.9
Cost of revenue	(51.5)	(67.8)	(91.5)
Gross profit	107.8	110.1	130.4
Fulfillment expense	(82.2)	(89.3)	(98.8)
Sales and advertising expense	(37.1)	(81.9)	(75.7)
Technology and content expense	(31.8)	(39.2)	(55.3)
General and administrative expense(2)	(130.8)	(141.7)	(125.9)
Other operating income	3.8	1.4	2.1
Other operating expense	(0.1)	(0.3)	(0.1)
Termination benefits	—	—	(3.7)
Operating loss	(170.3)	(240.9)	(226.9)
Finance income	5.6	24.8	15.3
Finance costs	(16.0)	(10.3)	(19.6)
Loss before income tax	(180.7)	(226.5)	(231.3)
Income tax expense	(3.0)	(0.4)	(7.0)
Loss for the year	(183.7)	(226.9)	(238.3)
_________________________
(1)General and administrative expenses, Fulfillment expense, Cost of revenue and Gross Profit for 2020 and 2021 have been restated to reflect the impact of the reclassification of direct costs of providing logistic services to non-sellers at Jumia from "Fulfillment expense" to "Cost of revenue", and the impact of the reclassification of payment processing costs from "Cost of revenue" to "Fulfillment expense". General and administrative expenses and Fulfillment expense for 2020 and 2021 have been reclassified to reflect the impact of an accounting policy change reclassifying all payment processing costs presented as "General and administrative expense" in prior periods to "Fulfillment expense" starting from 2022.
(2)Includes share-based payment expense of $24.7 million in 2020, $34.5 million in 2021 and $8.2 million in 2022.

Revenue
The following table shows a breakdown of our revenue in 2020, 2021 and 2022 by source:

	For the year ended December 31,
	2020	2021	2022
	(in USD millions)
Marketplace revenue(1)	107.1	108.2	130.5
Commissions	39.5	35.3	47.8
Fulfillment	37.0	36.4	31.8
Marketing and advertising	8.8	10.8	18.0
Value-added services	21.8	25.7	32.8
First-party revenue(2)	50.4	65.1	85.0
Platform revenue(3)	157.5	173.3	215.5
Non-platform revenue(4)	1.9	4.6	6.4
Total revenue	159.4	177.9	221.9
_________________________
(1)Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(2)First-party revenue corresponds to sales of goods shown in Note 23 to our audited consolidated financial statements.
(3)Platform revenue is the sum of marketplace revenue and first-party revenue.
(4)Non-platform revenue, corresponds to other revenue shown in Note 23 to our audited consolidated financial statements.
Revenue increased by 24.7% from $177.9 million in 2021 to $221.9 million in 2022. This increase was driven by strong growth in both marketplace revenue and first-party revenue.
Marketplace revenue increased by 20.6% from $108.2 million in 2021 to $130.5 million in 2022. Revenue from commissions increased by 35.3% in 2022 compared to 2021 as a result of the commission take rate increase implemented in 2022. Revenue from fulfillment decreased 12.7% in 2022 compared to 2021 due to the deployment of next day free shipping. In 2023, we introduced certain adjustments to the free shipping program, such as higher minimum basket size thresholds and further restricting geographical scope in order to support unit economics. Revenue from marketing and advertising increased by 67.4% in 2022 compared to 2021, supported by robust seller and third party advertisers take-up of our advertising solutions. Value-added services increased by 28.0% in 2022 compared to 2021 as a result of increased logistics revenue from local and international sellers.
First party revenue increased by 30.5% from $65.1 million in 2021 to $85.0 million in 2022 as we undertook more business on a first party basis within the Fast-Moving Consumer Goods ("FMCG") category in the first half of 2022 compared to the first half of 2021.
Cost of Revenue
Cost of revenue increased by 34.9% from $67.8 million in 2021 to $91.5 million in 2022, driven largely by the increase in first-party sales in the first half of 2022. Cost of revenue primarily includes the purchase price of consumer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items are also included in cost of revenue.
Gross Profit
Gross profit increased by 18.4% from $110.1 million in 2021 to $130.4 million in 2022, primarily as a result of the acceleration in marketplace revenue.
Fulfillment Expense
Fulfillment expense increased by 10.7% from $89.3 million in 2021 to $98.8 million in 2022, as a result of volume growth as well as inflationary pressures on fuel and wages. On a per Order basis, fulfillment expense decreased from $2.62 to $2.54 as we generated fulfillment efficiencies through better freight and shipping pricing with our third-party logistics partners by leveraging increased volumes. We remain committed to further improving fulfillment economics by driving scale efficiencies and enhancing productivity in our physical infrastructure.
Sales and Advertising Expense
Sales and advertising expense decreased by 7.6% from $81.9 million in 2021 to $75.7 million in 2022, mostly as a result of a significant decrease in marketing spend in the second half of 2022 compared to the second half of 2021 as we shifted our focus on the marketing channels that we believe drive the best returns on investment. This led to an improvement in marketing efficiency ratios with Sales and Advertising expense per Order decreasing by 19.2% to $1.94 in 2022, compared to $2.41 in 2021. As a percentage of GMV, Sales and Advertising expense improved from 8.3% in 2021 to 7.2% in 2022.
Technology and Content Expense
Technology and content expense increased by 41.0% from $39.2 million in 2021 to $55.3 million in 2022. This increase was driven by an expansion of our technology headcount, mostly as a result of the opening of the Cairo tech hub, as we remain focused on developing more products and features to improve user engagement and experience.
General and Administrative Expense
General and administrative expense decreased by 11.2% from $141.7 million in 2021 to $125.9 million in 2022, primarily due to the reversal of stock grant expenses related to performance targets that were not met or not expected to be met. Share based compensation expense decreased from $34.5 million in 2021 to $8.2 million in 2022.
Excluding share-based compensation expense, general and administrative expense increased to $117.6 million in 2022 compared to $107.2 million in 2021 mostly as a result of staff cost increases on a year-over-year basis.

Termination benefits
We took significant action in the fourth quarter of 2022 to streamline our organization structure and reduce our headcount. The implementation of these organizational changes resulted in $3.7 million in one-off restructuring costs booked in the fourth quarter of 2022. We expect these headcount reductions to allow us to generate staff costs savings in 2023 compared to 2022.
Operating Loss
Operating loss decreased by 5.8% from $240.9 million in 2021 to $226.9 million in 2022, primarily as a result of the decrease in share-based compensation expense.
Adjusting our operating loss for depreciation and amortization and share-based payment expense, our Adjusted EBITDA loss increased by 5.3% from $196.7 million in 2021 to $207.0 million in 2022. Adjusted EBITDA loss increased by 51.7% year-over-year in the first half of 2022 mostly due to a significant increase in Sales & Advertising expense. However, Adjusted EBITDA loss in the second half of 2022 decreased by 22.9% year-over-year as we brought more discipline to our marketing spend while significantly accelerating Gross profit growth.
Finance Income
Finance income decreased from $24.8 million in 2021 to $15.3 million in 2022, primarily due to a decrease of foreign exchange gains on cash and cash equivalents.
Finance Costs
Finance costs increased from $10.3 million in 2021 to $19.6 million in 2022, primarily due to the increase of unrealized foreign exchange losses and fair value losses on financial assets at fair value through profit or loss.

Loss before Income Tax
Loss before income tax increased by 2.1% from $226.5 million in 2021 to $231.3 million in 2022, due to the higher net financing costs.
Income Tax Expense
Income tax expense increased from $0.4 million in 2021 to $7.0 million in 2022, primarily due to the recognition of deferred taxes liabilities on unrealized foreign exchange gains on financial assets at fair value through profit or loss.
Loss for the Year
Loss for the year increased by 5.0% from $226.9 million in 2021 to $238.3 million in 2022.
Constant Currency Data
We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects. Constant currency metrics are calculated using the average monthly exchange rates for each month during 2021 and applying them to the corresponding months in 2022, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The comparative constant currency metrics are calculated using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth certain unaudited constant currency data for fiscal years ended December 31, 2020, December 31, 2021 and December 31, 2022.

	For the year ended December 31,
	As reported		YoY	As reported	Constant currency	YoY
	2021(1)	2022	Change	2021(1)	2022	Change
	(in USD millions)
GMV	990.6	1,047.6	5.7%	990.6	1,170.5	18.2%
TPV	263.3	285.3	8.4%	263.3	322.4	22.4%

Revenue	177.9	221.9	24.7%	177.9	246.5	38.5%
Gross Profit	110.1	130.4	18.4%	110.1	143.8	30.5%
Fulfillment expense	(89.3)	(98.8)	10.7%	(89.3)	(111.2)	24.5%
Sales and Advertising expense	(81.9)	(75.7)	(7.6)%	(81.9)	(80.0)	(2.4)%
Technology and Content expense	(39.2)	(55.3)	41.0%	(39.2)	(59.3)	51.3%
General and administrative expense(2)	(141.7)	(125.9)	(11.2)%	(141.7)	(137.9)	(2.7)%
Termination benefits	—	(3.7)	n.a.	—	(3.7)	n.a.
Adjusted EBITDA	(196.7)	(207.0)	5.3%	(196.7)	(223.6)	13.7%
Operating Loss	(240.9)	(226.9)	(5.8)%	(240.9)	(246.2)	2.2%
_________________________
(1)General and administrative expenses, Fulfillment expense and Gross Profit for 2021 have been restated to reflect the impact of the reclassification of direct costs of providing logistic services to non-sellers at Jumia from "Fulfillment expense" to "Cost of revenue", and the impact of the reclassification of payment processing costs from "Cost of revenue" to "Fulfillment expense". General and administrative expenses and Fulfillment expense for 2021 have been reclassified to reflect the impact of the accounting policy change for all payment processing costs presented as

"General and administrative expense" in prior periods that are being presented together under "Fulfillment expense" starting from the current period.
(2)Includes share-based payment expense of $34.5 million in 2021 and $8.2 million in 2022. In constant currency, share-based payment expense of $9.6 million included in 2022.

	For the year ended December 31,
	As reported		YoY	As reported	Constant currency	YoY
	2020(1)	2021(1)	Change	2020(1)	2021(1)	Change
	(in USD millions)
GMV	955.5	990.6	3.7%	955.5	994.0	4.0%
TPV	224.3	263.3	17.4%	224.3	268.5	19.7%

Revenue	159.4	177.9	11.7%	159.4	177.7	11.5%
Gross Profit	107.8	110.1	2.1%	107.8	110.3	2.3%
Fulfillment expense	(82.2)	(89.3)	8.6%	(82.2)	(89.3)	8.6%
Sales and Advertising expense	(37.1)	(81.9)	121.0%	(37.1)	(82.0)	121.4%
Technology and Content expense	(31.8)	(39.2)	23.3%	(31.8)	(38.6)	21.4%
General and administrative expense(2)	(130.8)	(141.7)	8.4%	(130.8)	(142.9)	9.2%
Adjusted EBITDA	(136.3)	(196.7)	44.3%	(136.3)	(197.4)	44.8%
Operating Loss	(170.3)	(240.9)	41.4%	(170.3)	(241.4)	41.8%
_________________________
(1)General and administrative expenses, Fulfillment expense and Gross Profit for 2020 and 2021 have been restated to reflect the impact of the reclassification of direct costs of providing logistic services to non-sellers at Jumia from "Fulfillment expense" to "Cost of revenue", and the impact of the reclassification of payment processing costs from "Cost of revenue" to "Fulfillment expense". General and administrative expenses and Fulfillment expense for 2020 and 2021 have been reclassified to reflect the impact of an accounting policy change reclassifying all payment processing costs presented as "General and administrative expense" in prior periods to "Fulfillment expense" starting from 2022.
(2)Includes share-based payment expense of $24.7 million in 2020 and $34.5 million in 2021. In constant currency, share-based payment expense of $34.5 million included in 2021.
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

	2021(1)(2)				2022(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in USD millions)
Revenue	33.0	40.2	42.7	62.0	47.6	57.3	50.5	66.5
Cost of revenue	(8.4)	(13.6)	(17.4)	(28.4)	(20.3)	(27.4)	(18.1)	(25.6)
Gross profit	24.6	26.6	25.3	33.6	27.2	29.9	32.4	40.8
Fulfillment expense	(17.4)	(19.2)	(22.0)	(30.7)	(24.1)	(27.7)	(23.2)	(23.9)
Sales and advertising expense	(9.7)	(17.1)	(24.0)	(31.1)	(18.8)	(22.2)	(16.4)	(18.2)
Technology and content expense	(8.3)	(8.4)	(9.4)	(13.1)	(13.0)	(14.3)	(13.6)	(14.4)
General and administrative expense(3)	(29.9)	(34.0)	(34.1)	(43.7)	(38.3)	(34.0)	(22.6)	(31.0)
Other operating income	0.2	0.4	0.2	0.5	0.6	0.4	0.3	0.8
Other operating expense	(0.1)	—	—	(0.2)	—	—	—	—
Termination benefits	—	—	—	—	—	—	—	(3.7)
Operating loss	(40.6)	(51.6)	(64.0)	(84.7)	(66.4)	(67.7)	(43.2)	(49.7)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)General and administrative expenses, Fulfillment expense, Cost of revenue and Gross Profit for 2020 and 2021 have been restated to reflect the impact of the reclassification of direct costs of providing logistic services to non-sellers at Jumia from "Fulfillment expense" to "Cost of revenue", and the impact of the reclassification of payment processing costs from "Cost of revenue" to "Fulfillment expense". General and administrative expenses and Fulfillment expense for 2020 and 2021 have been reclassified to reflect the impact of an accounting policy change reclassifying all payment processing costs presented as "General and administrative expense" in prior periods to "Fulfillment expense" starting from 2022.
(3)Includes share-based payment expense of $5.8 million in the first quarter of 2021, $7.6 million in the second quarter of 2021, $9.2 million in the third quarter of 2021 and $12.0 million in the fourth quarter of 2021. Includes share-based payment expense of $8.4 million in the first quarter of 2022 and $7.6 million in the second quarter of 2022 and share-based payment income of $5.5 million in the third quarter of 2022 and $2.3 million in the fourth quarter of 2022.
The following table set forth certain key performance indicators, for each fiscal quarter for the periods indicated.

	2021(1)				2022(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in millions)
Quarterly Active Consumers	2.4	2.7	3.0	3.8	3.1	3.4	3.1	3.2
Orders	6.6	7.6	8.5	11.3	9.3	10.3	9.4	9.9
GMV	$198.9	$223.5	$238.1	$330.1	$252.7	$271.1	$240.7	$283.1
Adjusted EBITDA	$(32.6)	$(41.6)	$(52.5)	$(70.0)	$(55.3)	$(57.2)	$(45.5)	$(49.0)
B. Liquidity and Capital Resources
At December 31, 2022, we had a liquidity position of $227.4 million comprised of $71.6 million of cash and cash equivalents and $155.8 million of Term deposits and other financial assets. Most of our liquid means can be freely transferred, for a small fraction of our liquid means we may need authorization or permits for a cross-border transfer.
Since our inception, we have financed our operations primarily through equity issuances. We received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard and the issuance of shares to existing shareholders to protect them from dilution. In December 2020, we completed an equity offering, the proceeds of which, net of commissions and expenses, amounted to $231.4 million and in March 2021, we completed another equity offering, raising proceeds, net of commissions and expenses, of $341.0 million. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, which primarily consist of computer equipment, office equipment and lease-hold improvements, as well as general corporate purposes. We believe, based on our current operating plan, that our existing cash and cash equivalents and cash flows from operating activities will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, general corporate needs and business expansion for at least the next twelve months. However, external effects, such as the COVID-19 pandemic, which caused supply and logistics challenges for our business and our sellers’ businesses, may also negatively affect our growth trajectory. For example, our local sellers, some of whom rely on imports for supply, may be negatively affected by global supply chain disruptions. Curtailed access to supply for our local sellers may negatively affect the breadth of assortment on our platform which in turn may affect the overall performance of the business and result in a decrease in cash flows from operating activities. Hence, although we believe that we have sufficient cash and cash equivalents to cover our working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources.
Impact of inflation
At the end of 2022, inflation indicators reached multi-decade highs across a number of countries in which we operate, with core CPI year-over-year increases in December 2022 of 54% in Ghana, 21% in Nigeria and 13% in Egypt, according to IMF data. Inflationary pressure and currency devaluations are further exacerbated by the Ukraine and Russia war with notable exposures in a number of African countries such as Egypt that are dependent on the agricultural product imports from Russia and/or Ukraine. Overall, inflation levels are expected to remain elevated throughout 2023.
In the countries in which we operate, higher inflation rates have been putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. In the fourth quarter of 2022, challenges on both the supply and demand fronts negatively affected the performance of our usage indicators, GMV, Orders and Quarterly Active Consumers. On the cost front, while we are experiencing inflation pressure on wages, utility and fuel, we are implementing a number of efficiency initiatives across the full cost structure to mitigate inflation impact and drive cost reduction.

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2020	2021	2022
	(in USD millions)
Net cash flows used in operating activities	(112.4)	(171.2)	(240.2)
Net cash flows (used in) / from investing activities	67.0	(404.8)	212.2
Net cash flows (used in) / from financing activities	225.0	334.2	(8.8)
Net (decrease)/increase in cash and cash equivalents	179.6	(241.7)	(36.7)
Effect of exchange rate changes on cash and cash equivalents	3.6	(15.1)	(8.8)
Cash and cash equivalents at the beginning of the year	190.7	373.9	117.1
Cash and cash equivalents at the end of the year	373.9	117.1	71.6
Net Cash Flows used in Operating Activities
Net cash used in operating activities increased by 40.3% from a cash outflow of $171.2 million in 2021 to a cash outflow of $240.2 million in 2022, primarily driven by an increase in working capital. An increase in accounts receivable and inventories and a decrease in accounts payable led to a net cash outflow of $46.7 million in 2022 compared to a net cash outflow of $19.6 million in 2021.
Net Cash Flows from Investing Activities
Net cash flows from investing activities increased significantly from a cash outflow of $404.8 million in 2021 to a cash inflow of $212.2 million in 2022 mainly due to the placement of financial investments amounting to $400.0 million in 2021 and the maturing and selling of part of the financial investments during 2022 in the amount of $220.4 million.

Net Cash Flows used in Financing Activities
Net cash flows used in financing activities increased significantly from a cash inflow of $334.2 million in 2021 to a cash outflow of $8.8 million in 2022. In March 2021 we completed an equity offering and recorded cash inflows amounting to approximately $341.0 million, net of commissions and expenses, compared to cash outflows mainly from repayment of lease liabilities and payment of lease interest as of December 31, 2022.
Contractual Obligations
Below is a summary of short-term and long-term anticipated cash requirements as of December 31, 2022:

	Payments due by period
In thousands of USD	Less than one year	More than one year
Leases	6,245	8,709
Purchase obligations	76,730	13,209
Tax payables	21,248	1,749
Total	104,223	23,667
Purchase obligations relate primarily to trade payables, accrued employee benefits and other third-party agreements.

C. Research and Development, Patents and Licenses, Etc.
We continuously invest in our technology and data collection and analytics capabilities. Our technology centers in Porto, Portugal and in Cairo, Egypt provide the centralized and harmonized technology backbone for our operations across our three regions. Our research and development activities focus on the production, maintenance and operation of new and existing goods and services. We see our technology and content expense as an investment in future growth and seller and consumer experience and satisfaction. Going forward, we intend to maintain or increase our investments into our technology and data capabilities.
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
Climate change
Up to now, we have not been significantly impacted by climate change, and, currently, we have not considered the climate-related risks as part of our top key risks. Nevertheless, we will continue monitoring every year the potential risks resulting from the effects of climate change. So far, we have not identified nor considered any material impacts of climate change on assumptions used and, on our financial reporting (e.g. provisions, fixed assets, etc.).

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
We have several lease contracts that include extension and termination options. These options are negotiated by management to align with our business needs.
We have assessed potential future rental payments relating to periods following the exercise date of extension and termination options that are not included in the lease term, and determined that there are no significant extension options expected not to be exercised nor significant termination options expected to be exercised.
Revenue from contracts with customers
We applied the following judgements that significantly affect the determination of the amount of revenue from contracts with customers:
Principal versus agent considerations
We enter into contracts where we act as a seller and determine the price and bear the obligation to deliver those goods to the consumer. Under these contracts, we determine that we control the goods before they are transferred to customers and hence are a principal. Additionally, in cases where we enter into transactions wherein we provide marketing services, we are obliged to render the services as well as have the discretion to set the price, and hence are considered as a principal in such transactions.
In cases where we enter into a contract that provides the selling platform to vendors to sell goods and services to consumers, we have no discretion in setting the price and have no inventory risk and hence are considered to be the agent in such transactions. The fulfillment services are seen as activities to fulfill the promise to transfer the goods to consumers. The sale and the delivery services together constitute a single performance obligation.
Classification and presentation of other financial assets
In 2021, we acquired investments in investment grade bonds managed via a discretionary fund and in passively managed ETF funds. These investments are included in the statement of financial position as other financial assets. Further details can be found in Note 12 to our audited consolidated financial statements included elsewhere in this Annual Report.
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

Estimates and assumptions

Ukraine and Russia war
The effects of Ukraine and Russia war have required assessment of significant judgments and estimates to be made, including but not limited to:
•Estimates of net realizable value (NRV) of inventory may be subject to more estimation uncertainty than in the past, and determining the appropriate assumptions may require significant judgment.; and,
•Estimates of expected credit losses (ECL) attributable to accounts receivable arising from sales to customers on credit terms, including the incorporation of forward-looking information to supplement historical credit loss rates.
We have assessed that the conflict in Ukraine did not have a significant impact on estimates and judgments. We continue to assess potential impact on an ongoing basis, more particularly as it relates to ECL and NRV provisions.
Covid-19
The effects of COVID-19 have required assessment of significant judgments and estimates to be made, including but not limited to:
•Determining the net realizable value (NRV) of inventory that has become slow moving due to the effects of COVID-19; and,
•Estimates of expected credit losses (ECL) attributable to accounts receivable arising from sales to customers on credit terms, including the incorporation of forward-looking information to supplement historical credit loss rates.
We have assessed that Covid 19 did not have a significant impact on estimates and judgments. We continue to assess potential impact on an ongoing basis, more particularly as it relates to ECL and NRV provisions.
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
For grants subsequent to May 10, 2019 (grants after IPO), the fair value of the share is based on the value per American Depositary Shares (ADS) of Jumia Technologies AG traded on the New York Stock Exchange.
The fair value of our call options is derived from the fair value of our ordinary shares measured based on the Black-Scholes-Merton formula with the underlying assumptions that:
•The options can be exercised only on the expiry date
•There are no taxes or transaction costs and no margin requirements
•The volatility of the underlying shares is constant and is defined as the standard deviation of the continuously compounded rates of return on the share over a specified period
•The risk-free interest rate is relatively constant over time
This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.
For all awards subject to performance conditions, the probability of achieving the performance condition is derived based on a Monte Carlo simulation. For non-vesting conditions, the probability of achieving the condition is included at grant date in the fair value of the option. For vesting conditions, the probability of achieving the performance condition is reassessed at least annually.
The determination of the several valuation inputs, including the probability of achieving performance targets is considered to be complex and subjective.
Share based payment expense are mainly sensitive to achievement of performance conditions. For the 2019, 2020 and 2021 plans, performance conditions are unlikely to be met. For the 2022 plan, the expense of the year is not materially sensitive to the achievement assessment of the performance condition since the awards were granted in December 2022.
Further details can be found in Note 17 to our audited consolidated financial statements included elsewhere in this Annual Report.
We have agreed to indemnify the members of the management board for their tenure until November 6, 2022, against income tax liabilities they may incur with respect to income received from us, including from share-based payment instruments granted by us in excess of a total tax liability of 25% of the relevant income in countries where they are not tax resident up to a total amount of EUR 40 million. This commitment is not renewed for members of the management board appointed as from November 7, 2022. For more information, see Item 6. "Directors, Senior Management and Employees--B. Compensation--Compensation of the Members of our Management Board and Senior Management."
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
Quantitative and qualitative disclosures about market risk
We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk, interest rate risk on other financial assets and securities price risk on other financial assets. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see Note 33 to our audited consolidated financial statements included elsewhere in this Annual Report.

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
The supervisory board has set certain targets for the composition of the supervisory board, including:
•at least 37.5% female members serving on our supervisory board by December 31, 2023 and
•an age limit of seventy years at the time of appointment.
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
Under German law, a member of a supervisory board may be elected for a maximum term of up to approximately five years, depending on the date of the shareholders’ meeting at which such member is elected. Re-election, including repeated re-election, is permissible. However, the rules of procedure of our supervisory board stipulate that persons having been a member of our supervisory board for 12 years or longer should not be proposed to the shareholders’ meeting for re-election. The shareholders’ meeting may specify a term of office for individual members or all the members of our supervisory board, which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our supervisory board.
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
•material modification of the fields of business of our company and the termination of existing and commencement of new fields of business;
•change of our company’s tax residence, registered office or principal place of business or change of the legal form;
•disposition of any of the “Jumia” word marks or any other word and figurative marks currently owned by our company;
•adoption, amendment or rescission of the combined annual business plan for our company including the related investment, budget and financial planning;
•entering into credit or loan agreements or other financing agreements as a borrower in excess of €5.0 million in the individual case as well as changes to our credit line in excess of €5.0 million;
•granting of loans (i) in excess of €1.0 million in the individual case or €2.0 million in the aggregate per year (excluding loans to majority-owned companies or loans granted in the ordinary course of business, e.g., to suppliers or landlords) or (ii) to employees in excess of €100,000 in the individual case excluding wage and salary advances;
•individual investments in fixed assets exceeding €4.0 million in the individual case or exceeding the agreed annual investment budget by more than €8.0 million in total;
•granting of collateral, pledge or transfer as security of assets of our company, assumption or taking over of guarantees or similar liabilities or of sureties or personal guarantees, payment guarantees and of any and all obligations similar to personal guarantees (bürgschaftsähnliche Verpflichtungen), issuance of letters of comfort (Patronatserklärungen) as well as issuance of notes payable (Eingehen von Wechselverbindlichkeiten) in excess of an amount of €7.0 million or outside the ordinary course of business, provided, however, that statutory and/or customary securities and/or liabilities of the aforementioned kind (e.g. lessor’s lien, liens in connection with commercial loan insurances, retention of title, custom and tax deposits, etc.) or securities and/or liabilities for the benefit of majority-owned companies shall always be considered as inside the ordinary course of business;
•futures transactions concerning currencies, securities and exchange traded goods and rights as well as other transactions with derivative financial instruments in excess of €2.0 million and made outside the ordinary course of business, provided, however, that hedging transactions to limit corresponding risks shall always be in the ordinary course of business;
•acquisition or disposal of operational subsidiaries or enterprises, including joint ventures, participations in enterprises or independent divisions of a business, other than the acquisition of shelf companies, exceeding an amount of €1.0 million in the individual case or €2.5 million in total on an annual basis;
•capital measures in companies in which an interest is held, provided that third parties participate in such capital measure and that such third parties pay more than €3.5 million for the subscription of the shares;
•encumbrance of shares, if such shares secure a claim of more than €7.0 million, as well as liquidation of companies;
•material changes to the business of a subsidiary which accounts for at least €2.0 million in terms of total assets, revenues or gross profit;
•introduction and amendment of an employee incentive system involving the granting of shares in our company or virtual shares, or other share price-related incentives;
•execution, amendment or termination of agreements with definitively committed payment obligations exceeding €8.0 million unless specifically provided for in an approved business plan, in which case an approval is only required in case the payment obligations exceed €12.0 million;

•initiation or termination of court cases or arbitration proceedings involving an amount in controversy greater than €1.0 million in the individual case;
•conclusion, amendment or termination of enterprise agreements pursuant to Sections 291 et seqq. of the German Stock Corporation Act (Aktiengesetz); and
•business dealings of our company or its subsidiaries on the one side and a major shareholder or a party related to such major shareholder on the other side, except for (i) transactions that do not exceed (individually or together with related or similar transactions) a market value of €200,000 and (ii) the purchase of merchandise, services and licenses in the ordinary course of business of our company at arm’s length terms.
Our supervisory board last updated this list on November 5, 2022 and may further amend the list or designate further types of actions as requiring its approval.
The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term expires	Principal occupation
Jonathan D. Klein	62	2023	Co-Founder & Member of the Board, Getty Images
John H. Rittenhouse	66	2023	Chairman & Chief Executive Officer, Cavallino Capital LLC
Gilles Bogaert(1)	53	2023	Chairman & Chief Executive Officer, EMEA and LATAM, Pernod Ricard SA
Anne Eriksson	63	2023	Non-Executive Director on various boards
Andre T. Iguodala	39	2023	Professional Basketball Player, Golden State Warriors, National Basketball Association
Blaise Judja-Sato	58	2023	Founder, VillageReach; Founder, Resilience Trust
Angela Kaya Mwanza	52	2024	Private Wealth Advisor & Senior Portfolio Manager, UBS Private Wealth Management
Aminata Ndiaye	44	2023	Deputy Chief Executive Officer of the Sonatel Group, and Senior Vice President, Orange / Middle East & Africa
_________________________
(1)Pursuant to Section 7.2 of our shareholders agreement entered into with our then-existing shareholders on December 18, 2018, we and the shareholders agreed to appoint Gilles Bogaert (“PR Member”) to the supervisory board.
The business address of the members of our supervisory board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.
The following is a brief summary of the prior business experience of the members of our supervisory board:
Jonathan D. Klein has been an independent member and the chairman of our supervisory board since January 2019. Mr. Klein is the co-founder of Getty Images and served as the chief executive officer of Getty Images for over 20 years, prior to becoming its chairman in 2015 and his current service as a member of the board of directors. Mr. Klein currently serves as a member of the board of directors for several other institutions including Squarespace, Etsy and the Committee to Protect Journalists. Mr. Klein also serves as executive-in-residence/catalyst advisor at General Catalyst. Mr. Klein received his master’s degree in law from the University of Cambridge.
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
Anne Eriksson has been an independent member of our supervisory board since June 2021. Ms. Eriksson serves as a non-executive director on the boards of the African Asset Finance Company, KCB Group Plc and several of its subsidiary companies. Ms. Eriksson also serves on the board of trustees of M-PESA Foundation. In addition, Ms. Eriksson is an independent member and chair of the finance and audit committee of the Africa Local Currency Bond Fund. Anne retired from PricewaterhouseCoopers (PwC) in 2018, where she was the Regional Senior Partner and CEO for Eastern Africa and Senior Country Partner Kenya, overseeing 1,500 employees in six African countries. Her previous roles included leading the assurance practice, with responsibility for both East and West Africa. She worked for PwC for 40 years, 31 years as a partner and is widely recognized as one of Africa’s leading professionals in the industry. Anne holds an MBA with Distinction from the University of Warwick and is a Fellow of the Association of Certified and Chartered Accountants (FCCA) and a Fellow of the Institute of Certified Accountants of Kenya (FCPA).
Andre T. Iguodala has been an independent member of our supervisory board since January 2019. Mr. Iguodala is an NBA basketball player with the Golden State Warriors. He has won four NBA Championships as a member of the Golden State Warriors in 2015, 2017, 2018 and 2022. In 2015, Mr. Iguodala received the NBA Finals Most Valuable Player Award. He was an NBA All-Star in 2012 and has been named to the NBA All-Defensive Team twice. Mr. Iguodala was also a member of the United States national team at the 2010 FIBA World Championship and 2012 Summer Olympics, winning the gold medal both times. As a venture capitalist, Mr. Iguodala is deeply engaged in the technology community. He co-founded MASTRY Ventures, where he currently serves as a general partner, and serves on the investment committee of Concrete Rose Capital. Mr. Iguodala created The Players Technology Summit with his business partner Rudy Cline-Thomas, which convenes top executives and leaders in the technology, venture capital and sports communities to exchange ideas and share expertise in an educational and empowering forum. His memoir, “The Sixth Man,” was published by Penguin Random House in June 2019 and debuted at #6 on the New York Times Best Sellers Nonfiction list. He attended the University of Arizona before declaring for the 2004 NBA Draft following his sophomore year.
Blaise Judja-Sato has been an independent member of our supervisory board since January 2019. Mr. Judja-Sato also serves on the board of directors at Grassroot Soccer and at Leafly Holdings, Inc., where he chairs the compensation committee and sits on the audit committee. He is an award-winning leader in the fields of technology, innovation and social impact. He partners with governments, investors, founders and management teams using technology to address global challenges and create opportunities for all. He founded VillageReach and Resilience Trust in 2000 and 2015 respectively. From 2009 2015, he served as executive director at the International Telecommunication Union (United Nations specialized agency for information and communications technology), founder and president of the Nelson Mandela Foundation USA from 2000 to 2012, co-head of global development initiatives at Google from 2006 to 2007, director of international business development at Teledesic from 1996 to 2002, regional managing director at AT&T International from 1994 to 1996, and senior consultant at Accenture from 1998 to 1992. He received an MBA from The Wharton School, a master’s degree in engineering from Ecole Nationale Supérieure des Télécommunications de Paris, and a master’s degree in mathematics from University of Montpellier.
Angela Kaya Mwanza has been an independent member of our supervisory board since March 2019. Ms. Mwanza is a co-founder of Evergreen Wealth Management at UBS Private Wealth Management. She serves on the boards of Grace Farms Foundation, Pharrell’s Yellow, Project Drawdown, and is the Chair of the Cornell College of Business. She also recently joined the Advisory Board of Summit Junto, LLC. Ms. Mwanza is a leader in the field of Private Wealth Management and a thought leader in the field of responsible investing. She was named one of the “46 Leaders in Sustainable Investing (Who are Also Women)” by Forbes, received the “Women of Power & Influence Award” by the National Organization of Women, and was named one of “50 Most Influential Women in Private Wealth” by Private Asset Management Magazine. She is a frequent contributor in the global financial press, including appearances on Bloomberg and CNBC. She earned her M.A. in Linguistics from the University of Konstanz in Germany, and she holds a Master of Business Administration (MBA) From Cornell University.
Aminata Ndiaye has been a member of our supervisory board since June 2020. Ms. Ndiaye is Deputy Chief Executive Officer of the Sonatel Group, a leading player in Western Africa and also serves as Senior Vice President in charge of regional cluster at Orange Middle East & Africa operating in 18 countries representing 135 million customers and more than 6 billion euros of annual revenues. She has over fifteen years of experience in marketing, communication, mobile banking and digital transformation in the telecommunications industry. After starting her career at Accenture, she joined the Orange Group in 2004 where she held several leadership positions including Chief marketing, mobile money & digital officer. Ms. Ndiaye holds degrees from Ecole Polytechnique de Paris and Ecole Nationale Supérieure des Télécommunications de Paris.

Management Board and Senior Management
Management Board
Pursuant to our articles of association, our management board consists of one or several members. Our supervisory board determines the exact number of members of our management board. The supervisory board may appoint one or several chairpersons and a deputy chairperson or a speaker of the management board. At present, our management board consists of two members.
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
The members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board adopted by our supervisory board. They are generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board is primarily responsible for:
•preparing our annual financial statements;
•proposing to our shareholders’ meeting on how our profits (if any) should be allocated; and
•regularly reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them, and on future business planning (including strategic, financial, investment and personnel planning).
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
The rules of procedure for our management board provide that certain matters require a resolution of the entire management board, in addition to transactions for which a resolution adopted by the entire management board is required by law or required by our articles of association. In particular, the entire management board shall decide on, among others:
•the strategy of our company, fundamental issues of the business policy and any other matters, especially national or international business relations, which are of special importance and scope for the Company;
•the annual and multi-year business planning for our company, and in particular the related investment and financial planning;

•the preparation of the annual financial statements and the management report, the consolidated financial statements and the group management report, as well as semi-annual and quarterly financial reports, interim announcements and other comparable reports;
•convening of our shareholders’ meetings and proposed resolutions of the management board to be submitted to the shareholders’ meeting for a resolution;
•the periodic reporting to the supervisory board;
•matters which require the approval of our supervisory board pursuant to the rules of procedure of the management board;
•matters which impact more than one member of the management board’s area of responsibility; and
•fundamental issues relating to personnel matters.
Members of our Management Board
The members of our management board changed in November 2022. Our former members of the management board, Sacha Poignonnec and Jeremy Hodara, ended their service agreements with the Company by resignation on November 5, 2022. On the same date, new members of the management board were appointed.
The following table sets forth the names and functions of the current members of our management board, their ages and their terms:

Name	Age	Term ends	Principal occupation
Francis Dufay	36	November 4, 2023	Chief Executive Officer
Antoine Maillet-Mezeray	53	November 4, 2023	Executive Vice President, Finance & Operations
The business address of the members of our management board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.
With approval of the supervisory board, on November 5, 2022, we entered into service agreements with the new members of the management board. The management board term for both Francis Dufay and Antoine Maillet-Mezeray will expire under the current service agreements on November 4, 2023.
The following is a brief summary of the business experience of the members of our management board:
Francis Dufay has been with the Company since 2014 and has held multiple senior leadership roles, including CEO of Ivory Coast and Executive Vice President Africa with responsibility for the group’s e-commerce business across Africa. Before joining Jumia, Francis worked in Brussels (Belgium) for McKinsey & Company (2009-2014) where he managed projects in Europe and Sub-Saharan Africa, focused on e-commerce and retail, as well as public sector & economic development.
Antoine Maillet-Mezeray joined our company in 2016 and served as our chief financial officer until his appointment as member of our management board in November 2022. Mr. Maillet-Mezeray began his career with Mazars, where he worked as an auditor from 1994 to 1997. From 1997 to 2015, Mr. Maillet-Mezeray worked for several technology companies as either chief executive officer or chief financial officer, in which roles he built and led finance teams with significant operating scale and complexity. Mr. Maillet-Mezeray holds a master’s degree in finance from Neoma Business School in France as well as a master’s degree in philosophy.

B. Compensation
We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our supervisory board members and our management board members for services in all capacities to us or our subsidiaries for the year ended December 31, 2022, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our supervisory board members and management board members.
Compensation of Supervisory Board Members
Under mandatory German law, the compensation of the supervisory board of a German stock corporation (Aktiengesellschaft) is determined by the annual general meeting. In the annual general meeting held on June 9, 2021, our shareholders resolved the following compensation system:
•Ordinary members of the supervisory board receive a fixed compensation in the amount of €100,000 per annum. The chairperson of the supervisory board receives a fixed compensation in the amount of €225,000 per annum, the deputy chairperson of the supervisory board receives a fixed compensation in the amount of €115,000 per annum
•The chairperson of the audit committee receives an additional fixed compensation of €100,000 per annum (for the financial year ending December 31, 2021, this amount was increased by €64,250) and any other member of the audit committee an additional fixed compensation in the amount of €75,000 per annum.
•The chairperson of the compensation committee receives an additional fixed compensation of €60,000 per annum and any other member of the compensation committee an additional compensation in the amount of €30,000 per annum.
•The chairperson of the corporate governance and nomination committee receives an additional fixed compensation of €30,000 per annum and any other member of the corporate governance and nomination committee an additional compensation in the amount of €15,000 per annum.
•We do not pay fees for attendance at supervisory board or committee meetings.
•The members of the supervisory board are entitled to reimbursement of their reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members as well as the value added tax on their compensation and out-of-pocket expenses.
•The members of the supervisory board are included in our company’s D&O insurance.
The following table shows the compensation for the members of our supervisory board for 2022 and 2021:

	Base compensation		Committee membership(1)			Committee compensation		Total compensation	Base compensation		Committee compensation		Total compensation
	2022								2021
Name	in $(4) thousand	in %	Audit	Comp.	CG & Nom.	in $(4) thousand	in %	in $(4) thousand	in $(4) thousand	in %	in $(4) thousand	in %	in $(4) thousand
Jonathan D. Klein (Chairman)	237	71		C	C	95	29	331	266	71	106	29	372
John H. Rittenhouse (Vice Chairman)	121	53	C			105	47	226	136	41	194	59	330
Gilles Bogaert(2)	53	100				—	—	53	118	100	—	—	118
Anne Eriksson (since June 9, 2021)	105	57	M			79	43	184	66	100	—	—	66
Andre Iguodala	105	69		M	M	47	31	152	118	69	53	31	171
Blaise Judja-Sato	105	45	M	M	M	126	55	231	118	45	142	55	260
Angela Kay Mwanza	105	57	M			79	43	184	118	57	89	43	207
Aminata Ndiaye(3) (since June 9, 2020)	—	—				—	—	—	—	—	—	—	—
_________________________
(1)Audit committee, compensation committee and corporate governance and nominations committee. “C” means chairperson, “M” means member.
(2)In 2022, Gilles Bogaert waived 50% of his compensation in 2022.

(3)Aminata Ndiaye waived her compensation in 2021 and 2022.
(4)Amounts in EUR converted to USD using the average exchange rate of each corresponding period.
Our supervisory board was established for the first time upon the conversion of Africa Internet Holding GmbH into Jumia Technologies AG, which was resolved upon on December 17 and 18, 2018 and became effective by registration with the commercial register on January 31, 2019.
Jonathan D. Klein and Blaise Judja-Sato are the only members of our supervisory board who beneficially own ordinary shares / ADS of our company. As of May 1, 2023, Mr. Klein held 44,137 ADS and Mr. Judja-Sato held 10,000 ADS.

Compensation of the Members of our Management Board

Pursuant to section 120a(1) sentence 1 of the German Stock Corporation Act, our shareholders must approve a remuneration system for the members of our management board as proposed by our supervisory board at least every four years. Our shareholders approved our management board remuneration system at our July 2022 annual general meeting.

The compensation system for our management board has been set with a view to promoting our corporate strategy and long-term development. It has both fixed and variable components. The compensation system for members of our management board is summarized below:

Our core strategy is focused on both growth, which includes the goal to gain a leadership position across markets, to increase the number of sellers on our platform and to build for the long-term, and cost discipline, which includes the goal to reduce operating losses meaningfully in the near- and mid-term. Management board compensation takes into account our GMV development. An increase in GMV implies an increase in the usage of our marketplace and is an indicator for our growth. We also place high value on stabilizing the Group and managing costs to strengthen long-term development of our business. Therefore, a profitability measure is implemented in the long-term variable compensation component (Adjusted EBITDA). All elements of our strategy contribute to our value and hence will be reflected in the share price.
We have entered into service agreements with the members of our management board. These agreements generally provide for non-performance-based, i.e. fixed, and performance-based, i.e. variable, compensation components. The fixed compensation component includes the base salary and fringe benefits, while the variable compensation component includes virtual restricted stock units. In addition to these fixed and variable compensation components under the terms of their service agreements, the members of our management board are entitled to specific insurance benefits (including accident and directors’ and officers’ insurance) and reimbursement of necessary and reasonable disbursements.
We believe that the agreements between us and the members of our management board provide for payments and benefits (including upon termination of employment) that are in line with customary market practice.
Each year, we publish a compensation report that complies with the legal requirements of Section 162 of the German Stock Corporation Act (AktG).

Target Total Compensation for our Current Management Board
The target compensation of the current members of our management board includes a base salary as well as variable and other compensation. Target compensation refers to the fair value of each compensation component at the time each component is granted.
The following table shows the target compensation for each current member of the management board in 2022, prorated to the length of their service in that year from November 5, 2022 to December 31, 2022. Fringe benefits represent expenses in the relevant year:

	Francis Dufay CEO		Antoine Maillet-Mezeray EVP Finance and Operations
	2022		2022
Name	in $(2) thousand	in %	in $(2) thousand	in %
Base salary(1)	57	43	59	43
Fringe benefits	—	—	4	3
Sum fixed compensation	57	43	63	46
Short-Term Incentive	33	25	33	24
Virtual Restricted Stock Unit Program 2021	33	25	33	24
Long-Term Incentive	41	31	41	30
Virtual Restricted Stock Unit Program 2021	41	31	41	30
Sum variable compensation	74	57	74	54
Total target compensation	131	100	137	100
_________________________
(1)Fringe benefits primarily include contributions to market-standard insurance, such as health and nursing care insurance for the management board member and his/her family, and accident insurance. We also reimburse each management board member for expenses incurred in the course of the due performance of his duties and grant an education allowance for eligible dependent children. Finally, we include the management board member in our D&O insurance.
(2)Amounts in EUR, AED and XOF converted to USD using the average exchange rate of each corresponding period.
There are no pension commitments or retirement benefit agreements.
Total Compensation Awarded and Due to our Current Management Board
Compensation awarded and due refers to the value of each compensation component when settled (in the case of virtual restricted stock units) or exercised (in the case of stock options).

The tables below show the compensation awarded and due to the current members of the management board in 2022, prorated to the length of their service in that year from November 5, 2022 to December 31, 2022. The tables show total fixed compensation, including the base salary paid out and the expenses of the fringe benefits in 2022, as well as total variable compensation, including virtual restricted stock units that vested and became awarded and due in 2022, and stock options that were exercised and settled in 2022:

Current Management Board members	Francis Dufay CEO		Antoine Maillet-Mezeray EVP Finance and Operations
	2022		2022
Name	in $(2) thousand	in %	in $(2) thousand	in %
Base salary(1)	57	100	59	93
Fringe benefits	—	—	4	7
Sum fixed compensation	57	100	63	100
Short-Term Incentive	—	—	—	—
Virtual Restricted Stock Unit Program 2021	—	—	—	—
Long-Term Incentive	—	—	—	—
Virtual Restricted Stock Unit Program 2021	—	—	—	—
Sum variable compensation	—	—	—	—
Total target compensation	57	100	63	100

(1)This amount includes base salary paid in 2022 after the appointment of our current management board on November 5, 2022. Variations between the base salary amounts of the former management board members are due to the fact that they are processed in different currencies.
(2)Amounts in EUR, XOF and AED converted to USD using the average exchange rate of each corresponding period.
We do not separately set aside amounts from pensions, retirement or other benefits for members of our management board, other than pursuant to relevant statutory requirements.
Share-based Compensation to our Current Management Board
The following table provides a statement of all outstanding stock options for ordinary shares and virtual restricted stock units held by each current member of our management board. The table includes stock options and VRSUs granted prior to Mr. Dufay and Mr. Maillet-Mezeray’s appointment to the management board.

Name	Number of granted Options/RSUs	Option Exercise Price
Francis Dufay
SOP 2019(1)	77,406	1.00	€
SOP 2020	50,000	1.84	$
VRSUP 2021	502,000	n/a
Antoine Maillet-Mezeray
SOP 2019(1)	127,406	1.00	€
SOP 2020	50,000	1.84	$
VRSUP 2021	442,000	n/a
(1) This table does not reflect 116,666 stock options granted to Mr. Dufay in 2019 and 66,666 stock options granted to Mr. Maillet-Mezeray in 2019, in each case under the Stock Options Plan 2019, which were cancelled because the performance conditions were not satisfied at the end of the performance period on December 31, 2022.

Each member of our management board received stock options under the Stock Options Plan 2019, or SOP 2019, in grants made in 2019 and 2020. The options are subject to a specific GMV target being reached and expire seven years after the end of the four-year waiting period as well as in the case of certain bad leaver events. The performance target to be met for SOP 2019 is a 10% compound annual growth rate of GMV over the four-year performance period ending December 31, 2022 with respect to awards granted in 2019 and December 31, 2023 with respect to awards granted in 2020.

The stock options granted under SOP 2019 awarded to the members of our management board in 2019 did not vest and have been cancelled because the performance condition was not achieved.
In addition, each member received stock options under the Stock Options Plan 2020, or SOP 2020. The options are subject to a specific GMV target being reached and expire two years after the end of the four-year waiting period as well as in the case of certain bad leaver events. The performance target to be met for SOP 2020 is a 10% compound annual growth rate of GMV over the four-year performance period ending December 31, 2023.
Each member of our management board received virtual restricted stock units, or VRSUs, under the Virtual Restricted Unit Plan 2021 in awards made in 2021 and 2022. 262,000 VRSUs granted to Mr. Dufay and 202,000 VRSUs granted to Mr. Maillet-Mezeray prior to their management board appointments do not have performance conditions. 240,000 VRSUs granted to Mr. Dufay and 240,000 VRSUs granted to Mr. Maillet-Mezeray are subject to performance conditions linked to the growth rate of GMV and profitability of the Group (Adjusted EBITDA). The current management board awards vest in part after 2 years and in part after 4 years and have 2- and 4-year performance periods.
The vesting and performance period schedule applicable to the VRSUs granted in 2022 to the current members of our management board are summarized below:

Name	Grant value in $	Average share price at grant in $(1)	Number of granted restricted stock units	Grant Date	Performance and/or vesting period
Francis Dufay
VRSUP 2021	192,780	1.79	108,000	12/15/2022	Vesting: 12/15/2022 - 12/15/2024 Performance: 1/1/2023 - 12/31/2024
VRSUP 2021	235,620	1.79	132,000	12/15/2022	Vesting: 12/15/2022 - 12/15/2026 Performance: 1/1/2023 - 12/31/2026
VRSUP 2021	315,560	3.22	98,000	6/15/2022(2)	Vesting: 6/15/2022 – 2/10/2024 No performance conditions
VRSUP 2021	157,780	3.22	49,000	6/15/2022(2)	Vesting: 6/15/2022 – 2/10/2025 No performance conditions
Antoine Maillet-Mezeray
VRSUP 2021	192,780	1.79	108,000	12/15/2022	Vesting: 12/15/2022 - 12/15/2024 Performance: 1/1/2023 - 12/31/2024
VRSUP 2021	235,620	1.79	132,000	12/15/2022	Vesting: 12/15/2022 - 12/15/2026 Performance: 1/1/2023 - 12/31/2026
VRSUP 2021	272,625	3.22	84,666	6/15/2022(2)	Vesting: 6/15/2022 – 2/10/2024 No performance conditions
VRSUP 2021	136,315	3.22	42,334	6/15/2022(2)	Vesting: 6/15/2022 – 2/10/2025 No performance conditions
_________________________
(1)Average share price at grant means the closing price of our shares on NYSE on the grant date.
(2)Granted prior to management board appointment.

Total Compensation Awarded and Due to our Former Management Board
The table below shows the compensation awarded and due to the former members of the management board in 2022 and 2021, prorated in each year to the length of their service in that year. The tables show total fixed compensation, including the base salary paid out and the expenses of the fringe benefits in 2022 and 2021, as well as total variable compensation, including virtual restricted stock units that vested and became awarded and due in 2022 or 2021, and stock options that were exercised and settled in 2022 or 2021:

Former Management Board members	Jeremy Hodara Co-Founder & CEO				Sacha Poignonnec Co-Founder & CEO
	2022 (ending Nov. 5)		2021		2022 (ending Nov. 5)		2021
Name	in $(2) thousand	in %	in $(2) thousand	in %	in $(2) thousand	in %	in $(2) thousand	in %
Base salary(1)	342	55	477	11	328	54	474	10
Fringe benefits	13	2	15	0	11	2	13	0
Sum fixed compensation	355	57	492	11	339	56	487	11
Short-Term Incentive Plan	—	—	3,025	67	—	—	3,025	67
Virtual Restricted Stock Unit Program 2020	—	—	3,025	67	—	—	3,025	67
Long-Term Incentive Plan	266	43	1,017	22	266	44	1,017	22
Stock Option Program 2016	266	43	1,017	22	266	44	1,017	22
Sum variable compensation	266	43	4,042	89	266	44	4,042	89
Total compensation	621	100	4,534	100	604	100	4,529	100
(1)    This amount includes base salary paid until the resignation of our former management board members on November 5, 2022. Variations between the base salary amounts of the former management board members are due to the fact that they are processed in different currencies.
(2)    Amounts in EUR and AED converted to USD using the average exchange rate of each corresponding period.
We do not separately set aside amounts from pensions, retirement or other benefits for members of our management board, other than pursuant to relevant statutory requirements.
In financial year 2022, the former members of our management board received severance payments following their resignations as stated in the following table, which include payments owed pursuant to their service agreements and payments from subsidiaries of Jumia Technologies AG:

Severance payment to the former Management Board(1)	Jeremy Hodara		Sacha Poignonnec
Allocated to:	in $(2) thousand	in %	in $(2) thousand	in %
Jumia Technologies AG	63	7	63	7
Africa Internet General Trading LLC	787	93	49	6
Jumia Technologies Spain SLU	—	—	738	87
Total target compensation	850	100	850	100
_________________________
(1)    Due to the termination agreements dated November 5, 2022.
(2)    FX rates applied at date of the agreement for amounts in AED.
The payments allocated to Jumia Technologies AG, which are limited to €60,000, address the post contractual prohibition on competition. The amounts allocated to Africa Internet General Trading LLC and Jumia Technologies Spain

SLU, subsidiaries of Jumia Technologies AG, include mandatory notice period and so-called end of service gratuity payments required by relevant national law.
Share-based Compensation to our Former Management Board
In 2022, our former management board received VRSU grants but did not did not receive stock options. The VRSUs granted to the former members our management board in 2022 had two-year or four-year vesting periods and were forfeited and cancelled when the former management board resigned on November 5, 2022.
The following table shows the virtual restricted stock units granted in prior years that vested and were awarded and due in 2021 and 2022:

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
_________________________
(1)Average share price means, with respect to the VRSUP 2020, the average of the closing price of our shares on the first ten trading days after the publication of our latest half year report or annual financial statements and, with respect to the VRSUP 2021, the average of the closing price of our shares on the first five trading days after the publication of our latest half year report or annual financial statements.
The following table provides information about all stock options exercised by our former management board in 2021 and 2022:

Awards	Name	Achievement of performance target(1)	Number of exercised options	Share price at exercise date in $	Exercise date	Intrinsic value of exercised options in $ thousand(2)	Number of outstanding options Dec 31, 2022
SOP 2016	Jeremy Hodara	Performance target was achieved	70,798	13.54	05/25/2021	949	0
			70,798	4.43	03/02/2022	304
	Sacha Poignonnec	Performance target was achieved	70,798	13.54	05/25/2021	949	0
			70,798	4.43	03/02/2022	304
_________________________
(1)    The performance target can either be reached (in which case 100% of the stock options will vest) or missed (in which case 0% of the stock options will vest).
(2)    The intrinsic value of an exercised option is the difference between the share price at the exercise date and the exercise price, multiplied by the number of exercised stock options.
The former members of our management board exercised all of their remaining stock options granted under the Stock Option Program 2016 in 2022.
The former members of our management board received stock options from the Company’s Stock Option Plan 2020 in a 2020 grant. Certain stock options in this award had not vested at the time of resignation and these stock options were cancelled and forfeited without entitlement to compensation. The vested stock options granted under the Stock Option Plan 2020 remain outstanding with vesting subject to performance conditions. If the performance conditions are achieved, the former members of our management board must exercise any vested stock options granted under the Stock

Option Plan 2020 in the first open exercise window following the expiry of the waiting period (May 2024). All stock options not exercised within this period will be forfeited and cancelled without compensation.
Pursuant to the Stock Option Program 2021, or SOP 2021, each former member of the management board received 411,729 stock options. In 2022, the former members of our management board voluntarily forfeited all stock options granted to them under the Stock Option Program 2021 without compensation.
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
No malus or clawback provisions were applied in fiscal year 2022.
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
As of May 1, 2023, the value of shares held by Mr. Maillet-Mezeray exceeded the shareholding requirement in his service agreement. As of May 1, 2023, the value of shares held by Mr. Dufay exceeded the shareholding requirement in his service agreement.
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
For the duration of the post-contractual non-competition period, the Company is obligated to pay the management board member compensation equivalent to half of the fixed monthly compensation last received by the management board member. Other income received by the management board member will be offset against the post contractual non-competition compensation.
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
Audit Committee
Our audit committee assists the supervisory board in overseeing the accuracy and integrity of our financial statements, our accounting and financial reporting processes and audits of our financial statements, the effectiveness of our internal control system, our risk management system, our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of the independent auditors and the effectiveness of our internal audit functions. The audit committee’s duties and responsibilities to carry out its purposes include, among others:
•the preparation of the supervisory board recommendation to the shareholders’ meeting on the appointment of the independent auditors to audit our financial statements and the respective proposal to the supervisory board;
•direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors, who shall report directly to the audit committee, provided that the auditor appointment and termination shall be subject to approval by the shareholders’ meeting;
•the pre-approval, or the adoption of appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors;
•the handling of matters and processes related to auditor independence;

•the establishment, maintenance and review of procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and
•the review and approval of all our related party transactions in accordance with our policies in effect from time to time.
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
The audit committee consists of at least three members and, subject to certain limited exceptions, each member of the audit committee must be independent according to the following criteria:
•no member of the audit committee may, directly or indirectly, accept any consulting, advisory or other compensatory fees from our company or its subsidiaries other than in such member’s capacity as a member of our supervisory board or any of its committees; and
•no member of the audit committee may be an “affiliated person” of our company or any of its subsidiaries except for such member’s capacity as a member of our supervisory board or any of its committees; for this purpose, the term “affiliated person” means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control of our company or any of its subsidiaries.
At least one member of the audit committee shall qualify as an “audit committee financial expert” as defined under the Exchange Act. Our audit committee financial expert is John Rittenhouse.
Compensation Committee
Our compensation committee consists of three members, one of whom is the chairperson of the supervisory board. Our compensation committee is responsible for:
•considering all aspects of compensation and employment terms for the management board, and in this regard (i) making recommendations to and preparing decisions for the supervisory board, (ii) preparing presentations to the shareholders’ meeting (as applicable), to discuss amendments to existing, or the establishment of new, employment agreements for the members of the management board, including issues of compensation guidelines, incentive programs, strategy and framework;
•considering the compensation and general employment terms for second level executives, and in this regard, it is authorized to make recommendations to the management board;
•commissioning, when appropriate, its own independent review of the compensation guidelines and the compensation packages paid to the members of the management board, to ensure that the guidelines reflect the best practices and that the packages remain competitive and in line with market practice;
•presenting an evaluation of the management board’s performance and making a recommendation to the supervisory board regarding the employment terms and compensation of the management board;
•assisting the supervisory board in the oversight of regulatory compliance with respect to compensation matters, including monitoring our system for compliance with the relevant provisions of the German Corporate Governance Code concerning the disclosure of information about compensation for the management board and other senior executives; and

•examining compensation guidelines that serve as a framework for all compensation matters to be submitted to and determined by the supervisory board.
Corporate Governance and Nomination Committee
Our corporate governance and nomination committee consists of at least three members. The committee is responsible for, among other things, preparing all recommendations to the supervisory board with regard to the following items:
•the appointment and dismissal of management board members, as well as the nomination of the management board chairperson;
•completion of, amendments to and termination of employment contracts with management board members; and
•election proposals for suitable supervisory board candidates to be presented to the shareholders’ meeting.
Additionally, subject to mandatory responsibilities of the entire supervisory board, the corporate governance and nomination committee, rather than the entire supervisory board, will resolve on most of the transactions requiring the approval of the supervisory board, and it has the capacity to provide consent for transactions between us and members of our management board.

German Corporate Governance Code
The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on April 28, 2022 and published in its revised version in the German Federal Gazette (Bundesanzeiger) on June 27, 2022. The Corporate Governance Code contains general principles (Grundsätze) of corporate law – for informational purposes only – as well as recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance principles and makes recommendations and suggestions with respect to shareholders and general shareholders’ meetings, the management and supervisory boards, transparency, accounting policies, and auditing.
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
Following our listing on the New York Stock Exchange in April 2019, the Corporate Governance Code applies to us, and we are required to issue the annual declarations described above. We issued and published our most recent annual compliance declaration on December 22, 2022. You can find our annual compliance declarations on our website at investor.jumia.com under Corporate Governance. This website address is included in this annual report as an inactive textual reference only.

D. Employees
As of December 31, 2022, we employed a total of 4,318 full-time equivalent (FTE) employees. Our employees were based in 17 countries, and 35% of our employees were female and 65% were male as of December 31, 2022.
The following table provides a breakdown of our employees by geography:

	As of December 31,
	2020	2021	2022
West Africa	1,831	1,828	1,686
North Africa	1,172	1,520	1,498
East and South Africa	658	702	622
Others	406	434	512
Total	4,067	4,484	4,318
As of December 31, 2022, approximately 53% of our workforce consisted of logistics employees, followed by marketplace operations and management employees at 40%.
The following table provides a breakdown of our employees by category:

	As of December 31,
	2020	2021	2022
Marketplace operations and management	1,978	2,243	1,726
Logistics	1,622	1,877	2,294
Other(1)	467	364	298
Total	4,067	4,484	4,318
________________________
(1)Includes 467 consumer service employees as of December 31, 2022.
The average remuneration per employee decreased from €21.0 thousand ($24.8 thousand) in 2021 to €17.1 thousand ($18.0 thousand) in 2022, mainly due to the reduced price of our our ADS and the related lower value of share-based compensation to employees.

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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information, as of May 1, 2023 regarding the beneficial ownership of our ordinary shares for:
•Members of our supervisory board;
•Members of our management board;
•Members of our senior management;
•Members of our supervisory board, management board and senior management as a group; and
•Each person, or group of affiliated persons, who has reported to us that such person beneficially owns 5% or more of our outstanding ordinary shares pursuant to applicable German law.
For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions” below.
Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of May 1, 2023, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Jumia Technologies AG, Skalitzer Straße 104, 10997 Berlin, Germany.

Shareholder	Shares beneficially owned as of May 1, 2023
5% Shareholders	Number	Percent
Baillie Gifford &Co.(1)	18,752,984	9.4%
Pernod Ricard Deutschland GmbH(2)	12,851,169	6.4%
Members of our supervisory board
Gilles Bogaert	—	—
Anne Eriksson	—	—
Andre T. Iguodala	—	—
Blaise Judja-Sato	*	*
Jonathan D. Klein	*	*
Angela Kaya Mwanza	—	—
Aminata Ndiaye	—	—
John H. Rittenhouse	—	—
Members of our management board
Antoine Maillet-Mezeray	*	*
Francis Dufay	*	*
All members of our supervisory board, management board and senior management, as a group(3)	358,117	0.2%
_________________________
*Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)Consists of ordinary shares held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Securities representing more than 5% of the class are held on behalf of Vanguard International Growth Fund, a US registered investment company sub-advised by Baillie Gifford Overseas Limited.
(2)Consists of ordinary shares held by Pernod Ricard Deutschland GmbH, a company organized under the laws of Germany with company number HRB 38302. The business address of Pernod Ricard Deutschland GmbH is Habsburgerring 2, 50674 Cologne, Germany. Pernod Ricard Deutschland GmbH is a wholly owned subsidiary of Pernod Ricard SA, which may be deemed to have beneficial ownership of all of these ordinary shares.
(3)Includes shares purchased by Messrs. Klein, Judja-Sato, Dufay and Maillet-Mezeray.
The share capital of the Company consists of ordinary shares, which are issued only in bearer form. Accordingly, the Company generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. The Company’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents two ordinary shares of the Company. On May 1, 2023, based on information provided by The Bank of New York Mellon, as depositary, there were 92,742,294 ADRs outstanding. The ordinary shares underlying such ADRs represented 92.2% of the then-outstanding ordinary shares. Subject to the provisions of the deposit agreement, none of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may at a subsequent date, result in a change of control of Jumia.
B. Related Party Transactions
The following is a description of related party transactions the Group has entered into since January 1, 2019, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Transactions with Key Management
Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
	2021	2022
	(in USD million)
Short-term employee benefits	4.2	3.9
Other benefits	0.1	0.1
Share-based compensation	9.3	5.2
Total	13.6	9.2
Additional Compensation to the Former Members of the Management Board
In 2022, the former Management Board were also entitled to receive an additional compensation in the amount of USD 1.7 million, following their resignations.
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
We have not paid dividends in the years ended December 31, 2020, December 31, 2021 and December 31, 2022.
B. Significant Changes
Except as otherwise disclosed in this Annual Report, there has been no undisclosed significant change since the date of the annual financial statements.
Item 9. The Offer and Listing
A. Offer and Listing Details
Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since April 12, 2019. Our ADSs trade under the symbol “JMIA.”

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
E. Taxation
German Taxation
The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. With the exception of the subsection “German Taxation of Holders of ADSs—Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend and capital gain taxation of holders that are tax residents in Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire our ADSs.
This discussion is based on domestic German tax laws, including, but not limited to, Circulars issued by German tax authorities, which are not binding for German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this Annual Report. These laws are subject to change, possibly with retroactive effect. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

The tax information presented in this section is not a substitute for tax advice. Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership, disposition, donation or inheritance of ADSs in the light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. The same applies with respect to the rules governing the refund of any German dividend withholding tax (Kapitalertragsteuer) withheld. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.
The Company does not assume any responsibility for withholding tax at source.
German Taxation of Holders of ADSs
General
Based on the Circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the Circular dated December 18, 2018, reference number IV C 1-S2204/12/10003, in respect of the taxation of American Depositary Receipts (“ADRs”) on domestic shares (jointly the “ADR Tax Circular”), for German tax purposes, the ADSs represent a beneficial ownership interest in the underlying shares of the Company and should qualify as the ADRs for the purpose of the ADR Tax Circular even though it has to be noted that the ADR Tax Circular does not explicitly address ADSs. If the ADSs qualify as the ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of the Company with respect to capital gains (see below in section “German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding for German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as the ADRs within the meaning of the ADR Tax Circular.
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
A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:
•the beneficial owner of the ADSs (and the dividends paid with respect thereto);
•a U.S. holder (as defined below in U.S. Taxation);
•not also a resident of Germany for German tax purposes; and
•not subject to the limitation on benefits restrictions (i.e., anti-treaty shopping article 28 of the Treaty) that applies in limited circumstances.
Special rules apply to pension funds and certain other tax-exempt investors.
This discussion does not address the treatment of ADSs held by a U.S. treaty beneficiary and belonging to a permanent establishment or fixed place of business in Germany or which are part of business assets for which a permanent representative in Germany has been appointed.

General Rules for the Taxation of Holders Not Tax Resident in Germany
Non-German resident holders of ADSs are subject to German taxation with respect to certain German source income (beschränkte Steuerpflicht). Income from the shares should be attributed to the holder of the ADSs for German tax purposes in line with the principles of the ADR Tax Circular. Consequently, income from the ADSs should be treated as German source income, as income of a corporation with a statutory seat and/or its place of central management in Germany.
German Taxation of Dividends of the U.S. Treaty Beneficiaries of the ADSs
The full amount of a dividend distributed by the Company to a non-German resident holder which does neither maintain a permanent establishment or fixed place of business in Germany, nor the ADSs form part of business assets for which a permanent representative in Germany has been appointed, is subject to (final) German withholding tax at a 25% rate plus a solidarity surcharge (Solidaritätszuschlag) of 5.5% on the amount of withholding tax (amounting in total to a rate of 26.375%) and church tax (Kirchensteuer), if applicable. The relevant dividend is deemed to be received for German tax purposes at the payout date as determined by the company’s general shareholders’ meeting, or if such date is not specified, the day after such general shareholders’ meeting. The assessment basis for the withholding tax is the dividend approved by the shareholders' meeting; any expenses and costs related to such taxable income in principle should not reduce the taxable income.
German withholding tax on capital investment income (Kapitalertragsteuer) is withheld and remitted to the competent German tax authorities by (i) the German disbursing agent (i.e., the German domestic credit or financial services institution (inländisches Kredit- or Finanzdienstleistungsinstitut ), including domestic branches of such foreign enterprises), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen), or the German domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps or administers the shares and disburses or credits the dividends to the holder or disburses the dividends to a foreign agent, (ii) the central securities depository (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are disbursed to a foreign agent by such central securities depository (Wertpapiersammelbank), or (iii) by the company itself if and to the extent shares held in collective custody (Sammelverwahrung) by the central securities depository (Wertpapiersammelbank), so-called "abgesetzte Bestände" (stock being held separately) ("Dividend Paying agent").
This, however, will not apply if and to the extent that dividend payments are funded from the Company's contribution account for tax purposes (steuerliches Einlagekonto) pursuant to Section 27 of the German Corporation Tax Act (Körperschaftsteuergesetz)); in this case no withholding tax will be withheld. However, these payments will reduce the acquisition costs of the shares and may, consequently, result in or increase a taxable gain upon the disposal of the ADSs (see below "German Taxation of Capital Gains").
With respect to distributions made to a U.S. treaty beneficiary or any holder not tax resident in Germany, the withholding tax may be at least partially refunded in accordance with an applicable double taxation treaty Germany has entered into with the respective holder's country of tax domicile if the ADRs neither form part of the assets of a permanent establishment or a fixed place of business in Germany, nor form part of business assets for which a permanent representative in Germany has been appointed. The withholding tax refund is generally granted by the German Federal Central Tax Office upon application in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the reduced withholding tax owed under the relevant double taxation treaty (15.0% for U.S. treaty beneficiary) is refunded by the German Federal Central Tax Office.
A refund is not required if the Federal Central Tax Office has, upon application on the officially prescribed form, issued an exemption certificate (Freistellungsbescheinigung) which documents that the prerequisites for the application of the reduced withholding tax rates have been met. Dividends covered by the exemption certificate of the ADR holder are then only subject to the reduced withholding tax rates stipulated in the exemption certificate. An exemption certificate is only available for corporate ADR holders.
For example, for a declared dividend in the amount of €100, a U.S. treaty beneficiary initially receives €73.625 (€100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial withholding tax refund from the German tax authorities in the amount of €11.375 of the gross dividend (of €100). As a result, the U.S. treaty beneficiary ultimately receives a total of €85 (85% of the declared dividend) following the refund of the excess withholding tax. However, investors should note that it is unclear how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders of the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rules (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).
A reduced permitted German withholding tax rate of 5% would apply according to the Treaty provisions, if the U.S. treaty beneficiary is a corporation and holds directly at least 10% of the voting shares of the dividend paying company.
Withholding Tax Refund for U.S. Treaty Beneficiaries
U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) on dividends that exceed the applicable Treaty rate of 15%.
However, in respect of dividends, refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met (the tests under (i) to (iii) below are together described as the “minimum risk test”):
a.the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii)
b.the holder has been exposed (if taking into account claims of the holder from transactions reducing the risk of changes of the market value of the ADRs and corresponding claims of related parties of the holder) to at least 70.0% of the risk resulting from a decrease-in-value of the ADRs continuously during the Minimum Holding Period (the minimum change-in-value risk (Mindestwertänderungsrisiko))
c.the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties.
If these requirements are not met, then for a holder not being tax-resident in Germany who applied for a partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available.
This restriction generally does only apply, if (i) the tax on the dividends underlying the refund application is below 15% of the gross amount of the dividends pursuant to a double taxation treaty and (ii) the holder does not directly own 10% or more in the shares of the company and is subject to income taxes in his state of residence, without being tax-exempt.
In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 9, 2021 IV C 1 — S 2252/19/10035 :014, the withholding tax credit may also be denied under the general German anti-abuse rule.
The special rule on the restriction of withholding tax credit does not apply to a holder if he has been, upon actual receipt of the dividend, the beneficial owner of the ADRs for a continuous period of at least one year, whereby ADRs of the holder acquired first are deemed to be sold first (first in – first out).
Further, such refund is subject to the German anti-avoidance treaty shopping rule according to Section 50d para 3 of the German Income Tax Act (Einkommensteuergesetz). With the law on the modernization of relief from withholding tax (Abzugsteuerentlastungsmodernisierungsgesetz) as of 2 June 2021, Section 50d para 3 of the German Income Tax Act has been modified.
The holder i.e. recipient of dividends is only entitled to any relief from German withholding taxes if:
a.he has shareholders who would also be entitled to the same treaty or directive relief if they directly received the dividends; or
b.the source of income has a significant connection with a genuine economic activity of the holder; or
c.he provides proof that there are no main purposes for the interposition of the foreign holder to obtain a tax advantage; or
d.the main class of shares in the holder is traded substantially and regularly on a recognized stock exchange.
Under the Withholding Tax Relief Modernization Act (Abzugsteuerentlastungsmodernisierungsgesetz), the withholding tax certificate will be replaced for dividend income (including under ADRs) accruing after December 31, 2024 by a notification to be submitted by the disbursing agent directly to the Federal Central Tax Office upon request of the holder. In particular with regard to ADRs, the disbursing agent will be required to include substantial additional information in the notification and will have to obtain certain confirmations from the issuer of the ADRs and will only be allowed to submit the notification (which will be a pre-requisite for any refund) to the Federal Central Tax Office once it has collected all information and confirmations.
Further requirements to the entitlement to claim withholding tax exemption or refund could arise from the European Commission’s proposal for a Council Directive on the misuse of shell entities for improper tax purposes dated December 22, 2021, amended January 17, 2023 referred to as Anti-Tax Avoidance Directive 3. This draft Council Directive is however still subject to discussion and the legislative process has not yet been completed at both European and national level.
Forms for the reimbursement and the exemption from the withholding at source procedure are available at the German Federal Central Tax Office (online at http://www.bzst.bund.de), as well as at German embassies and consulates. Among others a German withholding tax certificate must be attached.
German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs
Capital gains from the disposition of the ADSs realized by a non-German tax resident holder in case the ADSs neither form part of the assets of a permanent establishment or a fixed place of business in Germany, nor form part of business assets for which a permanent representative in Germany will be treated as German source income and be subject to German (corporate) income tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of the Company’s share capital (or other equity related instruments, as specified by law), irrespective of whether through the ADSs or shares of the Company ("qualified holding"). If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be considered when calculating the above holding period and the participation threshold.
However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as described above in the section “—General Rules for the Taxation of Holders Not Tax Resident in Germany “). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax with any capital gain derived from the sale of the ADSs, even in case of qualified holding and therefore should not be taxed on capital gains from the disposition of the ADSs.
If the shares are held in custody or administered by a credit institution, financial services institution, securities trading company or securities trading bank in Germany, including German branches of foreign credit institutions or financial service institutions, or if such an office executes the disposal of the shares and pays out or credits the capital gains (a “Domestic Paying Agent”), the tax on the capital gains will in general be satisfied by the Domestic Paying Agent withholding the withholding tax on investment income at an aggregate withholding tax rate of 26.375% (including solidarity surcharge (Solidaritätszuschlag)) plus church tax, if any, on the capital gain and transferring it to the tax authority for the account of the seller.
However, a Circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated January 18, 2016, reference number IV C 1-S2252/08/10004 :017, as amended from time to time, provides that German withholding taxes on capital gains need not be withheld when the holder of the custody account is not a resident in Germany for tax purposes and the income is not subject to German taxation. The Circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns a qualified holding. Therefore, a Domestic Paying Agent is expected not to withhold tax on capital gains derived by a U.S. treaty beneficiary from the disposition of ADSs, unless the holder of the ADSs does not provide evidence on his tax status as non-German tax resident by a certificate of domicile issued by a foreign tax authority. In any other case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German Federal Central Tax Office under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”.
Taxation of Holders Tax Resident in Germany
This subsection provides an overview of dividend taxation regarding the general principles applicable to the Company’s holders of ADSs who have their tax domicile in Germany. A holder has its tax domicile in Germany if the place of residence, habitual abode, registered office, or place of management is in Germany.
The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs as Private Assets (Privatvermögen)
Taxation of Dividends
If the ADSs are held as private assets (Privatvermögen) by a German tax resident individual, dividends are taxed as capital investment income (Einkünfte aus Kapitalvermögen) and are principally subject to 25% German flat rate income tax on capital investment income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% and plus church tax (Kirchensteuer), if applicable), which is generally levied in the form of withholding tax on capital investment income (Kapitalertragsteuer) by the dividend paying agent.
This, however, would not apply if and to the extent that dividend payments are funded from the Company's contribution account for tax purposes (steuerliches Einlagekonto) pursuant to Section 27 of the German Corporation Tax Act (Körperschaftsteuergesetz); in this case no withholding tax will be withheld. However, these payments would reduce the acquisition costs of the shares and may, consequently, result in or increase a taxable gain upon the disposal of the ADSs, (see below "-Taxation of Capital Gains").
The holder is taxed on gross capital investment income (including dividends or gains with respect to ADSs), minus the annual saver’s tax-free allowance (Sparer-Pauschbetrag) of € 801 (increased to €1,000 as from 2023) for an individual or €1,602 (increased to €2,000 as from 2023) for married couples and registered civil unions (eingetragene Lebenspartnerschaften) filing taxes jointly. The deduction of actual expenses relating to the capital investment income (including dividends or gains with respect to ADSs) is generally not permitted. The withholding tax on capital investment income generally settles the income tax liability of the holder with respect to the capital investment income. However, private investors may request the application of their personal progressive income tax rate on the total income from capital investments in a given year if this results in a lower tax liability (Günstigerprüfung). This request may only be exercised consistently for all capital investment income and be exercised jointly in the case of married couples, or registered civil unions (eingetragene Lebenspartnerschaften) assessed jointly. If this is the case, any tax withheld in excess will be refunded during the personal income tax assessment procedure.
For holders subject to church tax, the tax will be withheld by way of an automated procedure and remitted to the religious community levying the tax. Church tax withheld at source may not be deducted as a special expense (Sonderausgabe) during the tax assessment, but the Dividend Paying Agent may reduce the standard aggregate withholding tax rate of 26.375% (including the solidarity surcharge) by a fraction of the church tax to be withheld on the dividends. Where holders have lodged a timely written objection with the German Federal Central Tax Office (Bundeszentralamt für Steuern (at the above address)) (so-called blocking notice (Sperrvermerk) as regards the automated retrieval of data on their religious affiliation, church tax will not be automatically deducted. In this case, a holder subject to church tax is obliged to declare the dividends in his income tax return. The church tax on the dividends is then levied by way of a tax assessment.
Such withholding tax credit might be limited under the rules in connection with the Minimum Risk Test; however, the German Federal Ministry of Finance published a decree dated April 3, 2017 (BMF-Schreiben vom 3.4.2017, IV C 1—S 2299/16/10002, as amended) according to which this provision should only exceptionally apply to shares held as private assets.
Exceptions from the special uniform income tax rate apply upon application for holders who have a shareholding of at least 25% in the Company and for holders who have a shareholding of at least 1% in the Company and work for the Company in a professional capacity, which enables them to exercise significant entrepreneurial influence on the Company’s business activities.
On December 13, 2019, the law regarding a significant reduction of the solidarity surcharge (Gesetz zur Rückführung des Solidaritätszuschlags 1995) came into force. Even though, this new law has no impact on the solidarity surcharge levied in addition to the withholding tax, it can affect the solidarity surcharge levied on the income tax liability which the withholding tax is credited against. The threshold as of which solidarity surcharge is levied will be significantly increased, so that the solidarity surcharge shall be abolished in full for approximately 90% of the German taxpayers and partly for a further 6.5% of German taxpayers. The new rules apply as of 2021. Holders are advised to monitor further future developments.
Taxation of Capital Gains
Gains on the disposal of ADRs acquired after December 31, 2008 by a holder with a tax domicile in Germany and held as non-business assets are generally—regardless of the holding period—subject to a uniform tax rate on capital investment income in Germany (25% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, i.e., 26.375% in total plus any church tax (Kirchensteuer) if applicable). The taxable capital gain is, in general, computed from the difference between (i) the proceeds of the disposal, and (ii) the acquisition costs of the ADRs and the expenses related directly and materially to the disposal.
Regardless of the holding period and the time of acquisition, gains from the disposal of ADRs are not subject to a uniform withholding tax but to progressive income tax in the case of a Qualified Holding. In this case, the partial income method applies to gains on the disposal of shares, which means that only 60% of the capital gains are subject to German income tax and only 60% of the losses on the disposal and expenses economically related thereto are tax deductible.
Losses resulting from the disposal of ADSs can only be offset with capital gains from the disposition of shares of corporations (Aktien) and other ADSs treated similar to shares.
If gains are exceeded by losses, such excess losses may be carried forward to subsequent assessment periods. If losses result from the derecognition (Ausbuchung) or transfer to a third party of certain worthless assets or any other total loss of such assets, such losses, together with losses resulting from the full or partial non-recoverability of the repayment claim of capital receivables of the same year, and loss-carry forwards of previous years can only be offset against capital investment income up to an amount of €20,000 (“Limitation on Loss Deduction”) per calendar year. Any exceeding loss amount can be carried forward and offset against future investment income, but again subject to the €20,000 limitation.
If the shares are held in custody or administered by a Domestic Paying Agent, the tax on the capital gains will in general be satisfied by the Domestic Paying Agent withholding the withholding tax on investment income at an aggregate withholding tax rate of 26.375% (including solidarity surcharge (Solidaritätszuschlag)) plus church tax, if any, on the capital gain and transferring it to the tax authority for the account of the seller.
ADSs as Business Assets (Betriebsvermögen)
In case the ADSs are held as business assets, the actual taxation depends on the legal form of the holder (i.e., whether the holder is a corporation, a partnership or an individual).
Taxation of dividends
As a general rule, dividends distributed to a holder are subject to a withholding tax (Kapitalertragsteuer) of 25% and a solidarity surcharge of 5.5% thereon (i.e., 26.375% in total plus church tax, if applicable). This, however, will not apply if and to the extent that dividend payments are funded from the Company's contribution account for tax purposes (steuerliches Einlagekonto pursuant to Section 27 of the German Corporation Tax Act (Körperschaftsteuergesetz)); in this case no withholding tax will be withheld. However, these payments will reduce the acquisition costs of the shares and may, consequently, result in or increase a taxable gain upon the disposal of the shares (see below "Taxation of Capital Gains").
The tax withheld is credited against the respective holder’s final (corporate or personal) income tax liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, the holder must fulfill the minimum risk test. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period.
The special rules on the restriction of withholding tax credit do not apply to a holder whose overall dividend earnings within an assessment period do not exceed €20,000 or who has been the beneficial owner of the ADSs for at least one uninterrupted year until receipt (Zufluss) of the dividends.
A holder who is generally subject to German income tax or corporate income tax and who has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the minimum risk test has to notify the competent local tax office accordingly and must make a payment in the amount of the omitted withholding tax deduction.
In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 9, 2021 IV C 1 — S2252/19/10035 :014, the withholding tax credit may also be denied based on the general German anti-abuse rules.

To the extent the amount withheld exceeds the (corporate or personal) income tax liability, the withholding tax will be refunded, provided that certain requirements are met.
Dividends from ADSs are only 95% exempt from corporate income tax if the corporation holds at least 10% of the share capital (Grundkapital oder Stammkapital) in the Company at the beginning of the respective calendar year. To the extent ADSs and/or shares of 10% or more of the Company have been acquired during a calendar year, the acquisition will be deemed to be made at the beginning of the calendar year. Business expenses actually incurred in direct relation to the dividends may be deducted. Participations of at least 10% acquired in accordance with the view of the German tax authorities in a single transaction during a calendar year are deemed to have been acquired at the beginning of the calendar year. Participations which a holder holds through a partnership (including those that are co-entrepreneurships (Mitunternehmerschaften)) are attributable to the holder only on a pro rata basis at the ratio of the interest share of the holder in the equity of the relevant partnership.
Furthermore, dividends (after deducting business expenses economically related to the dividends) are subject to trade tax in the full amount, unless the holder held an interest of at least 15% in the share capital of the Company at the beginning of the relevant assessment period. In this latter case, the dividends are not subject to trade tax; however, trade tax is levied on the amount considered to be non-deductible business expenses (amounting to 5% of the dividend). The average trade tax rate in Germany amounts to approximately 15% (with a statutory minimum rate of 7%).
Taxation of capital gains
Regarding holders in the legal form of a corporation, capital gains from ADSs are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge) and trade tax.
With regard to individuals holding ADSs as business assets, 60% of capital gains are taxed at the personal progressive income tax rate of the holder of the ADSs (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of business expenses related to the respective income are principally deductible for income tax purposes. Furthermore, trade tax may apply, provided the ADSs are held as assets of a German trade or business (Gewerbebetrieb) of the holder, but the resulting trade tax might be credited against the income tax liability of the holder pursuant to a lump sum procedure.
Irrespective of the legal form of the holder, capital gains are generally subject to the aggregate withholding tax rate of 26.375%.
However, the Domestic Paying Agent will not withhold the withholding tax in accordance with Section 43 para. 2 sent. 3 of the German Income Tax Act, if (i) the holder is a corporation, association of persons or estate with a tax domicile in Germany, or (ii) the ADRs belong to the domestic business assets of a holder, and the holder declares so to the Domestic Paying Agent using the designated official form and certain other requirements are met.
Special taxation rules apply to German tax resident credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies (Lebens- und Krankenversicherungsunternehmen), pension funds (Pensionsfonds) and investment funds (Investmentfonds).
German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)
Generally, a transfer of ADSs by inheritance or way of gift will be subject to German inheritance or gift tax, respectively, if:
(i) the place of residence, habitual abode, place of management or registered office of the decedent, the donor, the heir, the donee or another acquirer is at the time of the asset transfer in Germany or such person, as a German national, has prior to the transfer not spent more than generally five consecutive years outside of Germany without maintaining a place of residence in Germany; or,
(ii) the ADSs or ordinary shares are part of the business property of a permanent establishment in Germany or a fixed base for which a permanent representative in Germany has been appointed; or
(iii) the ADSs or ordinary shares subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the Company and has been held, directly or indirectly, by the decedent or donor alone or jointly with related persons.

However, the right of Germany to impose gift or inheritance tax on a non-resident holder may be limited by an applicable estate tax treaty. In the case of a U.S. resident holder, a transfer of ADSs by a U.S. resident holder at death or by way of gift generally will not be subject to German gift or inheritance tax pursuant to the estate tax treaty between the U.S. and Germany (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern) as published on December 21, 2000 (the “Estate Tax Treaty”), provided the decedent or donor, or the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the ADSs were not held in connection with a permanent establishment or a fixed base in Germany.
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
U.S. Taxation
Material U.S. Federal Income Tax Considerations
This section describes the material United States federal income tax consequences of owning and disposing of ADSs. It applies to you only if you are a U.S. holder (as defined below) and you hold your ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•a broker or dealer in securities,
•a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•a tax-exempt organization or governmental organization,
•a tax-qualified retirement plan,
•a bank, insurance company or other financial institution,
•a real estate investment trust or regulated investment company,
•a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,
•a person that holds ADSs as part of a straddle or a hedging or conversion transaction,
•a person that purchases or sells ADSs as part of a wash sale for tax purposes,
•a person whose functional currency is not the US dollar,
•a corporation that accumulates earnings to avoid U.S. federal income tax,
•an S corporation, partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein), and
•a person deemed to sell ADSs under the constructive sale provisions of the Internal Revenue Code of 1986

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
You are a U.S. holder if you are a beneficial owner of ADSs and you are, for United States federal income tax purposes:
•a citizen or resident of the United States,
•a domestic corporation,
•an estate whose income is subject to United States federal income tax regardless of its source, or
•a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
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
Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable or deductible against your United States federal income tax liability. However, under recently finalized Treasury regulations, it is possible that taxes may not be creditable unless you are eligible for and elect to apply the benefits of the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. See “—German Taxation—German Taxation of Holders of ADSs—Withholding Tax Refund for U.S. Treaty Beneficiaries,” above, for the procedures for obtaining a tax refund.
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
In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs:
•at least 75% of our gross income for the taxable year is passive income, or
•at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.
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
If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:
•any gain you realize on the sale or other disposition of your ADSs and
•any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, the portion of your holding period for the ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:
•the gain or excess distribution will be allocated ratably over your holding period for the ADSs,
•the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,
•the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year for individuals or corporations, as applicable, and
•the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
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

Foreign currency sensitivity
As of December 31, 2022, if the EUR or USD had strengthened/weakened by +/-5 or +/-10% against all other currencies with all other variables held constant, the hypothetical impact in the major local currencies on pre-tax equity and profit before tax would have been as follows, mainly as a result of foreign exchange gains/losses on translation of trade and other receivables, cash as well as trade and other payables denominated in EUR or USD.
The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies to which we are exposed (EUR, AED, XOF, KES, MAD, NGN, DZD, GHS, UGX, ZAR, EGP, TND), with all other variables held constant. Our exposure to foreign currency changes for all other currencies is not material.
We assessed a possible change of +/- 5% to Euro (EUR), Algerian Dinar (DZD), West African CFA franc (XOF) and Ugandan Shilling (UGX ) due to valuation fluctuations in 2022 of (0.8)% to 6.0% of these currencies to the USD, a possible change of +/- 10% to Egyptian Pound (EGP), Nigerian Naira (NGN), South African Rand (ZAR), Moroccan Dirham (MAD), Kenyan Shilling (KES), Ghanaian Cedi (GHS) and Tunisian Dinar (TND) due to valuation fluctuations in 2022 of 6.9% to 66.3% of these currencies to the USD. We also assessed a possible change of +/- 5% to Algerian Dinar (DZD), Kenyan Shilling (KES), Ugandan Shilling (UGX ), Nigerian Naira (NGN), South African Rand (ZAR), UAE Dirham (AED) and Tunisian Dinar (TND) due to valuation fluctuations in 2022 of (6.4)% to 3.8% of these currencies to the EUR, a possible change of +/- 10% to Moroccan Dirham (MAD), Ghanaian Cedi (GHS) and Egyptian Pound (EGP) due to valuation fluctuations in 2022 of 7.7% to 56.9% of these currencies to the EUR. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income. The impacts in the major local currencies are as follows:

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in EUR/USD
	5%	(85,448)	(150)
	(5)%	85,448	150
Change in EUR/AED
	5%	1,700	(79)
	(5)%	(1,700)	79
Change in EUR/KES
	5%	(4,932)	31
	(5)%	4,932	(31)
Change in EUR/MAD
	10%	(11,138)	(286)
	(10)%	11,138	286
Change in EUR/NGN
	5%	(11,353)	(118)
	(5)%	11,353	118
Change in EUR/DZD
	5%	(1,288)	(16)
	(5)%	1,288	16
Change in EUR/GHS
	10%	(1,919)	(17)
	(10)%	1,919	17
Change in EUR/UGX
	5%	(1,473)	(26)
	(5)%	1,473	26
Change in EUR/ZAR
	5%	(794)	(3)
	(5)%	794	3
Change in EUR/EGP
	10%	(16,177)	(47)
	(10)%	16,177	47
Change in EUR/TND
	5%	(629)	(21)
	(5)%	629	21

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in USD/XOF
	5%	(1,504)	17
	(5)%	1,504	(17)
Change in USD/KES
	10%	(3,214)	376
	(10)%	3,214	(376)
Change in USD/MAD
	10%	(2,658)	(191)
	(10)%	2,658	191
Change in USD/NGN
	10%	(8,587)	(1,636)
	(10)%	8,587	1,636
Change in USD/DZD
	5%	(733)	—
	(5)%	733	—
Change in USD/GHS
	10%	(692)	(70)
	(10)%	692	70
Change in USD/UGX
	5%	(832)	(38)
	(5)%	832	38
Change in USD/ZAR
	10%	(696)	10
	(10)%	696	(10)
Change in USD/EGP
	10%	(5,037)	420
	(10)%	5,037	(420)
Change in USD/TND
	10%	(1,415)	16
	(10)%	1,415	(16)
Interest rate risk
Interest rate risk is the risk that:
i.the fair value of financial assets or financial liabilities will change due to movements in the interest rate curve; and,
ii.the cash flows of financial assets or financial liabilities will change due to movements in the interest rate curve.
The Group has invested excess cash in financial instruments such as listed investment grade bonds and exchange traded funds pursuant to its cash management strategy, as discussed in Note 12. Changes in the interest rate curve will affect the fair value and/or cash flows of the listed investment grade bonds.
In respect of interest rate risk, management monitors the change in interest rates. The Group does not use derivatives as hedging instruments to limit its exposure from interest rate risks.
As of December 31, 2022, the listed investment grade bonds held by the Group are fixed-rate instruments.

Interest rate sensitivity
As of December 31, 2022, if the interest rate curves had changed by +/-50bps, with all other variables held constant, the hypothetical impact on pre-tax equity would have been as follows:

In thousands of USD		Effect on pre-tax equity
CITI - listed investment grade bonds
	0.5%	(1,231)
	(0.5)%	1,231
Securities price risk
Securities price risk is the risk that the fair value of financial assets held by the Group or the cash flows resulting from a sale of those financial assets will change as a result of a change in the prices of exchange traded funds.
The Group has invested excess cash in financial instruments such as listed investment grade bonds and exchange traded funds pursuant to its cash management strategy, as discussed in Note 12. Changes in the net asset value of the exchange traded funds will change its price, which will affect the fair value of these securities and cash flows resulting from a sale of these securities.
In respect of securities price risk, management monitors the performance of equity markets and equity indexes. The Group does not use derivatives as hedging instruments to limit its exposure from securities price risk.
Securities price sensitivity
As of December 31, 2022, if the exchange traded funds price had changed by 1%, with all other variables held constant, the hypothetical impact on profit before tax would have been as follows:

In thousands of USD		Effect on profit before tax
UBS - exchange traded funds price
	1%	386
	(1)%	(386)

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
As all funding has been exclusively obtained from the shareholders and there are no external borrowings, the Group does not incur an interest rate risk at this regard.
Based on the cash flow forecast for 2023, we have sufficient liquidity as of December 31, 2022 for the next twelve months.

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
Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2019, we received reimbursement in the amount of approximately US$2.1 million from the depositary. For the year ended December 31, 2020, no reimbursement was received. For the year ended December 31, 2021, we received reimbursement in the amount of approximately US$0.5 million from the depositary. For the year ended December 31, 2022, no reimbursement was received.
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
The F-1 Registration Statement was declared effective by the SEC on April 10, 2019. For the period from the effective date of the F-1 Registration Statement to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering were approximately US$21.3 million, which included approximately US$15.3 million in underwriting discounts and commissions for the initial public offering and approximately US$6.0 million in other costs and expenses for our initial public offering. Including the ADSs sold upon the exercise of the over-

allotment option by our underwriters, we offered and sold an aggregate of 15,525,000 ADSs at an initial public offering price of US$14.50 per ADS. We received approximately US$280.2 million in net proceeds from our initial public offering and corresponding concurrent private placement with Mastercard and issuance of shares to existing shareholders, after deducting underwriting commissions and discounts and the offering expenses payable by us. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.
For the period from April 10, 2019, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, we have used the proceeds received from our initial public offering to finance our operations.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and executive vice president, finance & operations, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and executive vice president, finance & operations, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our chief executive officer and executive vice president, finance & operations concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective, as of December 31, 2022.

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

As disclosed in our annual report for the year ended December 31, 2021, we identified a material weakness with respect to the accounting treatment of certain share-based payment awards. Specifically, the Company lacked sufficient corporate finance and accounting personnel with technical expertise to evaluate the impact of complex provisions in its share-based payment plans on its accounting. During 2022, we remediated the material weakness by improving and strengthening our internal controls. We increased the scope of work performed by subject matter experts on accounting and reporting and redesigned monitoring controls with a higher degree of precision, allowing us to focus on technical compliance and review.

Based on our assessment as of December 31, 2022, we identified additional material weaknesses and, as a result, our management believes that our internal control over financial reporting was not effective. The material weaknesses are related to:
•lack of sufficient corporate finance and accounting personnel to assess appropriate accounting, classification and disclosure of certain financial statement information, which led to the correction of our financial statements, including the restatement of our 2021 statement of operations and footnote 13 to the consolidated financial statements.

•inadequate design of controls around payments to vendors.
•insufficient personnel resources to ensure the consistent and timely execution of user access controls.
•lack of sufficiently robust, timely documentation to evidence the procedures performed and conclusions reached by the owners of control related to certain classes of transactions.

In response to the material weaknesses described above, the Company’s management will implement a remediation plan, including:

•increased internal resources to strengthen the quality of technical analysis of classification and disclosure of certain financial statement information,
•staged deployment of an integrated vendor payout process to reduce the risk of misappropriation of payment,
•increased internal resources and strengthened access management controls to allow for more consistent and timely execution of control procedures, and
•expanded and refined control documentation.

Based upon the above evaluation, management, including our chief executive officer and executive vice president, finance & operations, concluded that our internal control over financial reporting was not effective as of December 31, 2022 due to the presence of material weaknesses. Notwithstanding these material weaknesses, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young, Société Anonyme, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2022, as stated in its report on page F-1.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above taken to address the prior year material weakness, and except for the additional material weaknesses identified in the current year, during the year ended December 31, 2022, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Ernst & Young, Société Anonyme, has served as our principal independent registered public auditor for the years 2021 and 2022 for which audited Consolidated Financial Statements appear in this Annual Report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young, Société Anonyme, and affiliates for providing audit and other professional services in each of the last three years:

	For the year ended December 31,
	2021	2022
	(in $ millions)
Audit fees	4.2	3.0
Audit-related fees	0.1	—
Total	4.4	3.0
Audit fees consist of fees and expenses billed for the annual audit and quarterly review of Jumia’s consolidated financial statements.
Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of Jumia’s financial statements.
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
•Section 303A.01 of the NYSE Listed Company Manual requires listed companies to have a majority of independent directors. There is no requirement under German law that the majority of members of a supervisory board be independent, and the rules of procedure of our supervisory board provide that our supervisory board should be composed of, in its own estimation, an adequate number of independent members, though this is not a mandatory requirement.
•Section 303A.09 of the NYSE Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. German law does not require a company to adopt separate corporate governance guidelines. Instead, we follow the German Corporate Governance Code as described above.
•Section 312.03(c) of the NYSE Listed Company Manual require listed companies to obtain stockholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common stock) that equal 20% or more of the issuer’s outstanding common stock or voting power prior to such issuance or sale. Under German law, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued within the framework of a capital increase, including convertible bonds, bonds with warrants, profit sharing rights or income bonds in proportion to the number of shares the respective shareholder holds in the corporation’s existing share capital. The shareholders’ meeting may, however, authorize the management board (together with the supervisory board), subject to certain conditions, to issue or sell shares in the company without the need for prior shareholder approval and to exclude subscription rights of existing shareholders.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
See page F-1 of this Annual Report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	Articles of Association of the Registrant, dated May 10, 2023
1.2
Rules of Procedure of the Supervisory Board of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form F-3 (File No. 333- 240016) filed with the SEC on July 22, 2020)

1.3*	Rules of Procedure of the Management Board of the Registrant
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

8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F (File No. 001-38863) filed with the SEC on April 3, 2020)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	EVP, Finance & Operations Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	EVP, Finance & Operations Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Ernst & Young, Société Anonyme
101*	INS XBRL Instance Document the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
SCH XBRL Taxonomy Extension Scheme Document
CAL XBRL Taxonomy Extension Calculation Linkbase Document
LAB XBRL Taxonomy Extension Definition Linkbase Document
PRE XBRL Taxonomy Extension Label Linkbase Document
DEF XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover page Interactive Data File (embedded within the XBRL document)

*    Filed herewith
**    Furnished herewith

Signatures
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUMIA TECHNOLOGIES AG

Date: May 16, 2023	By	/s/ Francis Dufay
		Name:	Francis Dufay
		Title:	Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Date: May 16, 2023	By	/s/ Antoine Maillet-Mezeray
		Name:	Antoine Maillet-Mezeray
		Title:	Executive Vice President, Finance & Operations and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of Jumia Technologies AG
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Jumia Technologies AG (the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 16, 2023 expressed an adverse opinion thereon.
Restatement of Previously Issued Financial Statements
As discussed in Notes 6 and 13 to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct misstatements.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Provisions for uncertain tax positions
Description of the Matter
The Group operates in developing countries where tax systems, regulations and enforcement processes have varying stages of development. As described in Notes 3 and 21 of the consolidated financial statements, this creates uncertainty in the application of tax law and the interpretation of tax treatments for indirect tax. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete, and, in some cases, is difficult to predict.
The Group has a provision for uncertain tax positions of $33.9 million as of December 31, 2022.
Auditing management’s evaluation of the Group’s provisions for uncertain tax provisions was complex due to the significant judgment and the level of subjectivity required to assess the likely application of tax law and the interpretations of tax treatments made by management for indirect tax.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, assessing the calculations of provisions for uncertain tax positions and assumptions used therein, by jurisdiction. We involved our tax specialists to assist us in evaluating the Group’s recognition of provisions for uncertain tax positions and its interpretation and application of relevant tax laws, litigation and trends against our understanding of the same. Where applicable, we also assessed the accuracy of management’s provision for uncertain tax positions by comparing the prior period estimates with the resolution of those tax uncertainties.

/s/ Ernst & Young S.A.
We have served as the Group’s auditor since 2014.
Luxembourg, Grand Duchy of Luxembourg
May 16, 2023

Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board of Jumia Technologies AG
Opinion on Internal Control Over Financial Reporting
We have audited Jumia Technologies AG’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Jumia Technologies AG (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. The Company lacks sufficient corporate finance and accounting personnel to assess appropriate accounting, classification and disclosure of certain financial statement information, which led to the correction of its financial statements, including the restatement of its 2021 statement of operations and footnote 13 to the consolidated financial statements, has inadequately designed its controls around payments to vendors, has insufficient personnel resources to ensure the consistent and timely execution of user access controls, and lacks sufficiently robust, timely documentation to evidence the procedures performed and conclusions reached by the owners of controls related to certain classes of transactions.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2022, and 2021, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated May 16, 2023, which expressed an unqualified opinion thereon.
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
/s/ Ernst & Young S.A.
Luxembourg, Grand Duchy of Luxembourg
May 16, 2023

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
In thousands of USD	Note	2021	2022
Assets
Non-current assets
Property and equipment	7	21,824	28,498
Deferred tax assets	8	665	710
Other taxes receivable	20	—	5,967
Other non-current assets	9	2,605	3,589
Total Non-current assets		25,094	38,764
Current assets
Inventories	10	10,948	11,437
Trade and other receivables	13	18,350	23,101
Income tax receivables		1,468	1,792
Other taxes receivable	20	3,775	6,368
Prepaid expenses	14	5,672	21,334
Term deposits and other financial assets	12	395,715	155,846
Cash and cash equivalents	11	117,090	71,579
Total Current assets		553,018	291,457
Total Assets		578,112	330,221
Equity and Liabilities
Equity
Share capital	15	234,154	235,659
Share premium	15	1,736,469	1,736,469
Other reserves	16	164,675	163,174
Accumulated losses		(1,722,260)	(1,960,584)
Equity attributable to the equity holders of the Company		413,038	174,718
Non-controlling interests		(454)	(469)
Total Equity		412,584	174,249
Liabilities
Non-current liabilities
Non-current borrowings	19	8,631	8,709
Trade and other payables	18	769	209
Deferred tax liabilities	8	—	899
Other taxes payable	20	—	1,749
Provisions for liabilities and other charges	21	676	889
Deferred income	22	875	345
Total Non-current liabilities		10,951	12,800
Current liabilities
Current borrowings	19	3,906	5,138
Trade and other payables	18	76,077	64,230
Income tax payables	29	13,281	12,986
Other taxes payable	20	18,952	20,947
Provisions for liabilities and other charges	21	36,409	35,899
Deferred income	22	5,952	3,972
Total Current liabilities		154,577	143,172
Total Liabilities		165,528	155,972
Total Equity and Liabilities		578,112	330,221
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		For the years ended December 31,
		2020	2021	2022
In thousands of USD	Note	Restated	Restated
Revenue	23	159,366	177,934	221,882
Cost of revenue		(51,521)	(67,804)	(91,469)
Gross profit		107,845	110,130	130,413
Fulfillment expense	24	(82,220)	(89,321)	(98,846)
Sales and advertising expense	25	(37,063)	(81,924)	(75,685)
Technology and content expense	26	(31,781)	(39,197)	(55,252)
General and administrative expense	27	(130,791)	(141,720)	(125,849)
Other operating income		3,797	1,415	2,086
Other operating expense		(116)	(279)	(86)
Termination benefits	27	—	—	(3,706)
Operating loss		(170,329)	(240,896)	(226,925)
Finance income	28	5,620	24,764	15,253
Finance costs	28	(16,023)	(10,331)	(19,618)
Loss before Income tax		(180,732)	(226,463)	(231,290)
Income tax expense	29	(2,986)	(442)	(6,979)
Loss for the period		(183,718)	(226,905)	(238,269)
Attributable to:
Equity holders of the Company		(183,682)	(226,865)	(238,232)
Non-controlling interests		(36)	(40)	(37)
Loss for the period		(183,718)	(226,905)	(238,269)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations		95,187	(12,282)	178,932
Other comprehensive income / (loss) on net investment in foreign operations		(84,926)	(3,549)	(182,501)
Other comprehensive income / (loss) on financial assets at fair value through OCI		—	(3,941)	(5,672)
Other comprehensive income / (loss)		10,261	(19,772)	(9,241)
Total comprehensive loss for the period		(173,457)	(246,677)	(247,510)
Attributable to:
Equity holders of the Company		(173,430)	(246,666)	(247,490)
Non-controlling interests		(27)	(11)	(20)
Total comprehensive loss for the period		(173,457)	(246,677)	(247,510)

Earnings per share (EPS) in USD:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	30	(1.14)	(1.17)	(1.19)
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
In thousands of USD	Share Capital	Share premium	Accumulated losses	Other reserves	Total	Non- controlling interests	Total Equity
As of January 1, 2020	175,868	1,141,997	(1,239,991)	127,449	205,323	(574)	204,749
Loss for the year	—	—	(183,682)	—	(183,682)	(36)	(183,718)
Other comprehensive loss	—	—	—	10,252	10,252	9	10,261
Total comprehensive loss for the year	—	—	(183,682)	10,252	(173,430)	(27)	(173,457)
Capital contribution (Note 15)	19,207	223,995	—	—	243,202	—	243,202
Capital contribution from exercised stock options	7,120	—	—	(6,379)	741	—	741
Translation to presentation currency	17,450	112,235	(129,607)	(84)	(6)	6	—
Share-based payments (Note 17)	—	—	—	12,681	12,681	—	12,681
Equity transaction costs (Note 15)	—	—	(13,014)	—	(13,014)	—	(13,014)
Change in Non-controlling interests	198	3	(306)	(48)	(153)	148	(5)
As of December 31, 2020	219,843	1,478,230	(1,566,600)	143,871	275,344	(447)	274,897
Loss for the year	—	—	(226,865)	—	(226,865)	(40)	(226,905)
Other comprehensive loss	—	—	—	(19,801)	(19,801)	29	(19,772)
Total comprehensive loss for the year	—	—	(226,865)	(19,801)	(246,666)	(11)	(246,677)
Capital contribution (Note 15)	21,320	327,326	—	—	348,646	—	348,646
Capital contribution from exercised stock options	2,915	—	—	(2,846)	69	—	69
Translation to presentation currency	(9,924)	(69,089)	79,013	—	—	—	—
Share-based payments (Note 17)	—	—	—	43,451	43,451	—	43,451
Equity transaction costs (Note 15)	—	—	(7,816)	—	(7,816)	—	(7,816)
Change in Non-controlling interests	—	2	8	—	10	4	14
As of December 31, 2021	234,154	1,736,469	(1,722,260)	164,675	413,038	(454)	412,584
Loss for the year	—	—	(238,232)	—	(238,232)	(37)	(238,269)
Other comprehensive loss	—	—	—	(9,258)	(9,258)	17	(9,241)
Total comprehensive loss for the year	—	—	(238,232)	(9,258)	(247,490)	(20)	(247,510)
Capital contribution from exercised stock options	1,505	—	—	(1,480)	25	—	25
Share-based payments (Note 17)	—	—	—	9,237	9,237	4	9,241
Equity transaction costs (Note 15)	—	—	(91)	—	(91)	—	(91)
Change in Non-controlling interests	—	—	(1)	—	(1)	1	—
As of December 31, 2022	235,659	1,736,469	(1,960,584)	163,174	174,718	(469)	174,249
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
In thousands of USD	Note	2020	2021	2022
Cash flows from operating activities
Loss before Income tax		(180,732)	(226,463)	(231,290)
Depreciation and amortization of tangible and intangible assets	27	9,282	9,656	11,646
Impairment losses on loans, receivables and other assets	13	5,028	2,011	6,008
Impairment losses on obsolete inventories	10	539	416	1,947
Share-based payment expense	17	24,710	34,548	8,240
Net (gain)/loss from disposal of tangible and intangible assets		(19)	180	35
Change in provision for liabilities and other charges		6,226	(243)	473
Lease modification (income)/expense		(66)	(37)	23
Interest (income)/expense		700	(996)	(2,721)
Discounting effect (income) / expense		—	—	486
Net foreign exchange (gain)/loss		12,118	(7,656)	5,517
Net (gain)/loss on financial instruments at fair value through profit or loss	28	—	998	7,167
Impairment losses / (reversals) on financial assets at fair value through OCI		—	88	(35)
Net (gain)/loss recognized on disposal of debt instruments held at fair value through OCI	28	—	—	2,290
Share-based payment expense - settlement		—	(1,237)	(444)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables		6,120	(3,017)	(39,526)
(Increase)/Decrease in inventories		2,007	(3,751)	(4,036)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables		2,951	26,341	(3,099)
Income taxes paid		(1,253)	(2,017)	(2,859)
Net cash flows used in operating activities		(112,389)	(171,179)	(240,178)
Cash flows from investing activities
Purchase of property and equipment		(2,279)	(7,166)	(11,147)
Proceeds from sale of property and equipment		24	22	11
Purchase of intangible assets		(595)	(19)	—
Interest received		883	2,602	4,762
Movement in other non-current assets		57	(683)	(1,586)
Movement in term deposits and other financial assets	12	68,862	(399,566)	220,207
Net cash flows (used in) / from investing activities		66,952	(404,810)	212,247
Cash flows from financing activities
Interest settled - financing		(39)	(74)	(41)
Payment of lease interest	19	(1,520)	(1,543)	(1,496)
Repayment of lease liabilities	19	(4,570)	(5,072)	(7,170)
Equity transaction costs		(12,776)	(7,779)	(79)
Capital Contributions		243,202	348,646	—
Proceeds from exercise of stock options		747	68	26
Net cash flows (used in) / from financing activities		225,044	334,246	(8,760)
Net (decrease)/increase in cash and cash equivalents		179,607	(241,743)	(36,691)
Effect of exchange rate changes on cash and cash equivalents		3,645	(15,098)	(8,820)
Cash and cash equivalents at the beginning of the period	11	190,679	373,931	117,090
Cash and cash equivalents at the end of the period	11	373,931	117,090	71,579
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
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
The consolidated financial statements disclose all matters of which the Group is aware, and which are relevant to the Group’s ability to continue as a going concern, including all significant events and mitigating factors. Further details can be found in Note 33. The consolidated financial statements have been prepared on a basis which assumes that the Group will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business. The Group has sufficient resources to operate as a going concern for the next 12 months.
On May 15, 2023 the Supervisory Board authorized these consolidated financial statements for issuance.
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

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets, financial liabilities and share based compensation plan, which have been measured at fair value (as further disclosed within this Note). The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.
b) Basis of consolidation
The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.
Subsidiaries are those investees that the Group controls because the Group (i) has power to direct relevant activities of the investees that significantly affect their returns, (ii) has exposure, or rights, to variable returns from its involvement with the investees, and (iii) has the ability to use its power over the investees to affect the amount of Group’s returns. The existence and effect of substantive rights, including substantive potential voting rights, are considered when assessing whether the Group has power over another entity. For a right to be substantive, the holder must have practical ability to exercise that right when decisions about the direction of the relevant activities of the investee need to be made. The Group may have power over an investee even when it holds less than majority of voting power in an investee. In such a case, the Group assesses the size of its voting rights relative to the size and dispersion of holdings of the other vote holders to determine if it has de-facto power over the investee. Protective rights of other investors, such as those that relate to fundamental changes of investee’s activities or apply only in exceptional circumstances, do not prevent the Group from controlling an investee. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.
Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, revenue and expense of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. As of December 31, 2020, 2021 and 2022, the Group consolidated 66, 67 and 67 subsidiaries, respectively.
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
The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. A recognized item of property and equipment and any significant part is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of operations when the asset is derecognized.
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
Right-of-use assets
The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are recognized in the statement of financial position as “Property and equipment” and are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:
•Offices and Warehouses - 2 to 10 years
•Motor vehicles and other equipment 2 to 6 years
Lease liabilities
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

f) Financial instruments – initial recognition and subsequent measurement
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
Financial assets
The Group has financial assets in the form of bank deposits, trade notes and accounts receivable and other receivables and financial investments included in the item “Term deposits and other financial assets”.
Initial recognition and subsequent measurement
With the exception of trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component are measured at the transaction price determined under IFRS 15. Trade and other receivables are subsequently measured at amortized cost using the effective interest rate method.
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
Impairment – expected credit losses model
Impairment of investments in debt instruments subsequently measured at amortized cost or fair value through comprehensive income, as well as of contract assets within the scope of IFRS 15, is recognized as an expected credit loss allowance against these assets, according to the IFRS 9 3-stage model based on changes in credit quality since initial recognition. A simplified approach is available for trade receivables and contract assets that do not contain a significant financing component.
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
Impairment – accounts receivable
The Group applies the IFRS 9 simplified approach to measuring expected credit losses (ECL) which uses a lifetime expected loss allowance for all trade receivables. The estimated ECL are calculated based on actual credit loss experience over a period that, per business, countries and type of customers, is considered statistically relevant and representative of the specific characteristics of the underlying credit risk. When calculating ECL, the expected recovery from collateral is taken into account. The Group has the contractual right to dispose of marketplace products and apply all proceeds of sales to discharge any amounts that are owed by sellers.
Using the practical expedient that is allowed by the standard, the Group has established provision matrices that are based on its historical credit loss experience for the previous years, adjusted for non-recurring events and for forward-looking factors per country which incorporated several macroeconomic elements such as the countries’ GDP and unemployment rates. The expected loss rates are reviewed annually, or when there is a significant change in external factors potentially impacting credit risk, and are updated where management’s expectations of credit losses change. The Group writes off accounts receivable no later than when the balance becomes 12 months past due.
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
Impairment – other financial assets
The Group’s maximum exposure to credit risk for other financial assets as of December 31, 2021 and 2022 is the respective carrying amount.
As of December 31, 2021 and 2022, all of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to the expected credit losses for 12 months. Management considers ‘low credit risk’ for listed bonds to be an investment grade credit rating by a major rating agency. The Group considers that credit risk increases significantly if the credit rating deteriorates to a non-investment grade rating.
The probability of default (PD) and loss given default (LGD) are determined for the investments on an individual basis, using available public corporate PD and LGD assessments of the securities performed by credit rating agencies, which incorporate both historical and forward-looking information, according to market standards. Forward-looking information includes credit rating outlooks and economic forecast measured using country gross domestic product (GDP) and credit default swap (CDS).

Financial liabilities
The Group has financial liabilities in the form of trade and other payables and deferred income that are initially recognized at fair value which primarily represents the original invoiced amount. They are subsequently measured at amortized cost using the effective interest method. "Interest expense is recognized in “Finance costs”. Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Deferred income is subsequently recognized as revenue in the Consolidated Statement of Operations and Comprehensive Income (Loss). A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liabilities simultaneously.
g) Impairment of non-financial assets
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating-unit’s (CGU) fair value less costs of disposal and its value-in-use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
h) Inventories
Inventories are valued at the lower of cost or net realizable value. Cost of inventory is determined on first-in-first out basis (FIFO) method. The cost of inventory includes purchase costs and costs incurred to bring the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Impairment losses, if any, due to obsolete materials and slow inventory movement are deducted from the carrying amount of the inventories.
i) Cash and cash equivalents and term deposits
Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less, for which the risk of changes in value is insignificant.
Term deposits are deposits placed with banks with an original maturity of more than three months and, therefore, not included as ‘cash and cash equivalents’ in the statements of financial position and consolidated statement of cash flows.
j) Value added tax
Output value added tax (“VAT”) related to sales is payable to tax authorities on the earlier of (a) collection of receivables from consumers or (b) delivery of goods or services to consumers. Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position. When input and output VAT expire or are settled in different patterns, VAT is recognized in the statement of financial position and disclosed separately as an asset and liability.
Where a provision has been made for impairment of receivables, the gross amount of the debtor, including VAT, is provided for.
If the effect of the time value of money is material, tax receivables and payables are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the asset or liability. When discounting is used, the increase in the asset or liability due to the passage of time is recognized as a finance cost.

k) Provisions and contingent liabilities
Provisions are recognized when the Group has a present obligation (legal or constructive) because of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.
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
Where it is more likely that no present obligation exists at the reporting date, the Group discloses a contingent liability, unless the possibility of an outflow of resources embodying economic benefit is remote, in which case no disclosure is required.
l) Foreign currency translation
Functional and presentation currency
Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars (USD), which is the Group’s presentation currency.
Transactions and balances
Transactions in foreign currencies are initially recorded by the Group’s entities using exchange rates at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.
Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations within finance costs and finance income.
The Group considers that monetary long-term receivables from or loans to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation. The related foreign exchange differences and income tax effect of the foreign exchange differences are included in the exchange difference on net investment in foreign operations within equity. In case of repayment, the Group has elected to maintain exchange differences in equity until disposal of the foreign operation. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the consolidated statement of operations and comprehensive income (loss).

The following tables present currency translation rates against the US dollars for the Group’s most significant operations.

		Year Ended December 31, 2020
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	126.38	131.70
Cameroon	CFA Franc BEAC (XAF)	574.70	534.86
China	Yuan Renminbi (CNY)	6.89	6.53
Ivory Coast	CFA Franc BCEAO (XOF)	574.70	534.86
Egypt	Egyptian Pound (EGP)	15.77	15.71
Germany	Euro (EUR)	0.88	0.82
Ghana	Cedi (Ghana) (GHS)	5.72	5.85
Kenya	Kenyan Shilling (KES)	105.56	108.14
Morocco	Moroccan Dirham (MAD)	9.39	8.80
Nigeria	Naira (NGN)	378.28	382.96
Portugal	Euro (EUR)	0.88	0.82
Rwanda	Rwanda Franc (RWF)	944.47	974.50
Senegal	CFA Franc BCEAO (XOF)	574.70	534.86
South Africa	Rand (ZAR)	16.44	14.65
Tunisia	Tunisian Dinar (TND)	2.78	2.66
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,304.47	2,291.44
Uganda	Uganda Shilling (UGX)	3,692.52	3,629.35
United Arab Emirates	UAE Dirham (AED)	3.67	3.67

		Year Ended December 31, 2021
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	134.56	138.50
Cameroon	CFA Franc BEAC (XAF)	554.72	578.23
China	Yuan Renminbi (CNY)	6.45	6.36
Ivory Coast	CFA Franc BCEAO (XOF)	554.72	578.23
Egypt	Egyptian Pound (EGP)	15.67	15.68
Ghana	Cedi (Ghana) (GHS)	5.90	6.13
Kenya	Kenyan Shilling (KES)	108.79	112.25
Morocco	Moroccan Dirham (MAD)	8.90	9.16
Nigeria	Naira (NGN)	399.35	410.97
Portugal	Euro (EUR)	0.85	0.88
Rwanda	Rwanda Franc (RWF)	986.02	1,016.15
Senegal	CFA Franc BCEAO (XOF)	554.72	578.23
South Africa	Rand (ZAR)	14.78	15.92
Tunisia	Tunisian Dinar (TND)	2.75	2.87
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,307.88	2,296.51
Uganda	Uganda Shilling (UGX)	3,567.41	3,526.41
United Arab Emirates	UAE Dirham (AED)	3.67	3.67

		Year Ended December 31, 2022
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	141.96	137.36
Cameroon	CFA Franc BEAC (XAF)	623.87	612.84
China	Yuan Renminbi (CNY)	6.73	6.90
Ivory Coast	CFA Franc BCEAO (XOF)	623.87	612.84
Egypt	Egyptian Pound (EGP)	19.20	24.75
Ghana	Cedi (Ghana) (GHS)	8.99	10.20
Kenya	Kenyan Shilling (KES)	117.60	123.50
Morocco	Moroccan Dirham (MAD)	10.13	10.46
Nigeria	Naira (NGN)	423.01	448.08
Portugal	Euro (EUR)	0.95	0.93
Rwanda	Rwanda Franc (RWF)	1,031.64	1,067.00
Senegal	CFA Franc BCEAO (XOF)	623.87	612.84
South Africa	Rand (ZAR)	16.37	17.02
Tunisia	Tunisian Dinar (TND)	3.08	3.11
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,322.97	2,332.45
Uganda	Uganda Shilling (UGX)	3,682.08	3,717.61
United Arab Emirates	UAE Dirham (AED)	3.67	3.67
Translation into presentation currency
On consolidation, the results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
i.Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
ii.Income and expense for each item of the statement of comprehensive income (loss) are translated at average exchange rates;
All resulting exchange differences arising on translation for consolidation are recognized in other comprehensive income.
m) Revenue from contracts with customers
The Group generates revenue primarily from commissions, sale of goods, fulfillment, marketing and advertising and provision of other services.
Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.
The Group evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or a net basis, which requires Management judgment. In performing their analysis, the Group considers first whether it controls the goods or services before they are transferred to the customers and if it has the ability to direct the use of the goods or services or obtain benefits from them. The Group also considers the following indicators:
–The latitude in establishing prices and selecting suppliers
–The inventory risk borne by the Group before and after the goods have been transferred to the customer

When the Group is primarily obliged in a transaction, is subject to inventory risk, has all, or has several but not all, of the indicators, the Group acts as principal and revenue is recorded on a gross basis. When the Group is not the primary obligor, does not bear the inventory risk and does not have the ability to establish price, the Group acts as agent and revenue is recorded on a net basis.
Revenue recognition policies for each type of revenue stream are as follows:
(1) Sales of goods
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
(2) Third party sales
This revenue is related to the online selling platform which provides sellers the ability to sell goods directly to consumers. In this case, Jumia’s performance obligation with respect to these transactions is to arrange the transaction through the online platform. Further, Jumia also delivers the goods to consumers on behalf of the sellers. The Group considers that Jumia has one performance obligation in respect of these transactions which is to arrange the sale and delivery of goods to consumers on behalf of sellers and since Jumia does not control the goods, it is an agent in these transactions. The revenue from these transactions is recognized at a point in time when the goods are delivered to the end consumer which is the time when the Group satisfies its performance obligation.
Jumia generates the following revenues from these marketplace transactions:
2 a) Commission revenue
Jumia generates a commission fee (normally a percentage of the selling price) which it charges to sellers based on agreements with the sellers.
2 b) Fulfillment revenue
Jumia charges a delivery fee to consumers when delivering goods to consumers on behalf of the sellers which it recognizes as fulfillment revenue.
2 c) Value added service revenue
In some instances, Jumia also charges a delivery fee to sellers when delivering goods to consumers on behalf of the sellers which it recognizes as part of value-added services revenue.
(3) Marketing and advertising
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
(4) Value added services
In addition to the delivery fee charged to sellers in respect of marketplace transactions noted above, the Group also provides other services to sellers for which it charges a fee such as logistics services (transportation, warehousing and packaging) of products ahead of shipment and technical support. As Jumia establishes pricing and controls the services, revenue is recognized on a gross basis. Revenue for warehousing is recognized over the period of storage of the goods while revenue for transportation, packaging of products and technical support is recognized when the respective service is completed.
(5) Other revenue
The Group provides logistic services to non-sellers in Jumia such as transportation of goods. Jumia is the principal in this activity and is also deciding the price and assuming the risk of non-performing the service. The performance obligation is satisfied when the shipping services are completed.
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
The Group uses the expected value method to estimate the variable consideration given the large number of contracts that have similar characteristics. The Group then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. A refund liability is recognized for the goods that are expected to be returned (i.e., the amount not included in the transaction price) and a right of return asset for the right to recover products when a refund liability is settled.

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
Cost of revenue
The Group’s cost of revenue includes the external costs directly attributable to fulfilling the performance obligations mentioned above, such as the purchase price of consumer products where Jumia acts directly as the seller. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and shipping costs related to logistics services to non-sellers are also included in cost of revenue.
n) Fulfillment expense
Fulfillment expense consists of expense related to services of third-party logistics providers and payment processing expenses, which we refer to as freight and shipping, and expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping. Fulfillment expense other than freight and shipping represents those expenses incurred in operating and staffing our fulfillment and consumer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing consumer orders for shipment, including packaging materials. Lease expenses are primarily classified as “General and administrative expense”. Fulfillment expense also includes expense relating to consumer service operations.

o) Sales and advertising expense
Sales and advertising expenses represent expenses associated with the promotion of our marketplace and include online and offline marketing expenses, promotion of the brand through traditional media outlets, certain expense related to our consumer acquisition and engagement activities and other expense associated with our market presence.
p) Technology and content expense
Technology and content expenses consist principally of research and development activities, including wages and benefits, for employees involved in application, production, maintenance, operation for new and existing goods and services, as well as other technology infrastructure expense.
q) General and administrative expense
General and administrative expense contains wages and benefits, including share-based payment expense, of management, seller management expense, commercial development expense, accounting and legal staff expense, consulting expense, audit expense, lease expense, office related utilities expense, insurance expense, tax expense other than income tax, other overheads and other material general expenses.
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
Non-market performance vesting conditions are not taken into consideration when determining the grant date fair value of an award. Instead, they are taken into consideration when estimating the number of awards that will vest. On a cumulative basis, no amount is recognized for goods or services received where an award does not vest, because a specified non-market vesting condition has not been met. As a result, the IFRS 2 expense can change during the vesting period, depending on changes in expectations. The number of awards, subject to non-vesting performance conditions, that will vest is estimated based on the most likely outcome.

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
In case there is modification of awards recognition, from equity-settled to cash-settled, a liability is recognized based on the fair value of the cash-settled award as at the date of the modification and to the extent to which the vesting period has expired. The entire corresponding debit is taken to equity.
For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of goods or services received. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in general and administrative expenses.
Share based payment expense are mainly sensitive to achievement of performance conditions. For the 2019, 2020 and 2021 plans, performance conditions are unlikely to be met. For the awards granted in 2022, the expense of the year is not materially sensitive to the achievement assessment of the performance condition since the awards were granted in December 2022.
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

The calculation of deferred taxes is based on the balance sheet liability method that refers to the temporary differences between the tax bases of assets and liabilities and their carrying amounts. The method of calculating deferred taxes depends on how the asset’s carrying amount is expected to be realized and how the liabilities will be paid. However, in accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit and does not give rise to equal taxable and deductible temporary differences. Deferred taxes are measured at tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets are offset against deferred tax liabilities if the taxes are levied by the same taxation authority and the entity has a legally enforceable right to offset current tax assets against current tax liabilities. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that they are believed to be recoverable.
u) Segments
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM), which are the same figures as those presented in the statement of operations. The chief operating decision maker is comprised of the acting CEO and the Executive Vice President, Finance & Operations. In the periods presented, the Group had one operating and reportable segment, an e-Commerce platform. Although the e-Commerce platform consists of different business platforms of the Group, the CODM makes decisions as to how to allocate resources based on the long-term growth potential of the Group as determined by market research, growth potential in regions, and various internal key performance indicators. The Group’s geographical distribution of revenue and property and equipment was as follows:

Revenue	For the year ended December 31,
In thousands of USD	2020	2021	2022
West Africa(1)	72,029	83,364	110,528
North Africa(2)	55,330	60,494	63,148
East and South Africa(3)	30,940	32,080	39,309
Europe(4)	831	329	295
United Arab Emirates	236	1,666	8,576
Others	—	1	26
Total	159,366	177,934	221,882

Property and equipment	As of December 31,
In thousands of USD	2021	2022
West Africa(1)	6,563	12,237
North Africa(2)	8,642	8,973
East and South Africa(3)	4,528	5,812
Europe(4)	1,905	1,209
China	131	163
United Arab Emirates	55	104
Total	21,824	28,498
___________________________
(1)West Africa covers Nigeria, Ivory Coast, Senegal, Cameroon and Ghana.
(2)North Africa covers Egypt, Tunisia, Morocco and Algeria.
(3)East and South Africa covers Kenya, Tanzania, Uganda, Rwanda and South Africa.
(4)Portugal and Germany
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
Climate change
Up to now, the Group has not been significantly impacted by climate change, and, currently, Management has not considered the climate-related risks as part of the Group's top key risks. Nevertheless, Management will continue monitoring every year the potential risks resulting from the effects of climate change. So far, Management has not identified nor considered any material impacts of climate change on assumptions used and, on the Group's financial reporting (e.g. provisions, fixed assets, etc.).

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
The Group has several lease contracts that include extension and termination options. These options are negotiated by management to align with the Group’s business needs.
The Group has assessed potential future rental payments relating to periods following the exercise date of extension and termination options that are not included in the lease term, and determined that there are no significant extension options expected not to be exercised nor significant termination options expected to be exercised.
Revenue from contracts with customers
The Group applied the following judgements that significantly affect the determination of the amount and timing of revenue from contracts with customers:
Principal versus agent considerations
The Group enters into contracts where it acts as a seller and determines the price and bears the obligation to deliver those goods to the consumer. Under these contracts, the Group determines that it controls the goods before they are transferred to customers and hence is a principal. Additionally, in cases where the group enters into transactions wherein it provides marketing services, it is obliged to render the services as well as has the discretion to set the price, and hence is considered as a principal in such transactions.
In cases where the Group enters into a contract that provides the selling platform to vendors to sell goods and services to consumers, the Group has no discretion in setting the price and has no inventory risk and hence is considered to be the agent in such transactions. The fulfillment services are seen as activities to fulfill the promise to transfer the goods to consumers. The sale and the delivery services together constitute a single performance obligation.
Classification and presentation of other financial assets
In 2021, the Group acquired investment grade bonds managed via a discretionary fund and in passively managed ETF funds. These investments are included in the statement of financial position as other financial assets. Further details can be found in Note 12.
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

Estimates and assumptions
Ukraine and Russia war
The effects of Ukraine and Russia war have required assessment of significant judgments and estimates to be made, including but not limited to:
•Estimates of net realizable value (NRV) of inventory may be subject to more estimation uncertainty than in the past, and determining the appropriate assumptions may require significant judgment.; and,
•Estimates of expected credit losses (ECL) attributable to accounts receivable arising from sales to customers on credit terms, including the incorporation of forward-looking information to supplement historical credit loss rates.
The Group has assessed that the conflict in Ukraine did not have a significant impact on estimates and judgments. The Group continues to assess potential impact on an ongoing basis, more particularly as it relates to ECL and NRV provisions.
Covid-19
The effects of COVID-19 have required assessment of significant judgments and estimates to be made, including but not limited to:
•Determining the net realizable value (NRV) of inventory that has become slow moving due to the effects of COVID-19; and,
•Estimates of expected credit losses (ECL) attributable to accounts receivable arising from sales to customers on credit terms, including the incorporation of forward-looking information to supplement historical credit loss rates.
The Group has assessed that Covid 19 did not have a significant impact on estimates and judgments. The Group continues to assess potential impact on an ongoing basis, more particularly as it relates to ECL and NRV provisions.
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
For grants subsequent to May 10, 2019 (grants after IPO), the fair value of the share is based on the value per American Depositary Shares (ADS) of Jumia Technologies AG traded on the New York Stock Exchange.
The fair value of the Group’s call options is derived from the fair value of the Group’s ordinary shares measured based on the Black-Scholes-Merton formula with the underlying assumptions that:
•The options can be exercised only on the expiry date
•There are no taxes or transaction costs and no margin requirements
•The volatility of the underlying shares is constant and is defined as the standard deviation of the continuously compounded rates of return on the share over a specified period
•The risk-free interest rate is relatively constant over time
This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.
For all awards subject to performance conditions, the probability of achieving the performance condition is derived based on a Monte Carlo simulation. For non-vesting conditions, the probability of achieving the condition is included at grant date in the fair value of the option. For vesting conditions, the probability of achieving the non-market performance condition is reassessed at least annually.
The determination of the several valuation inputs, including the probability of achieving performance targets is considered to be complex and subjective.
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
Using the practical expedient that is allowed by the standard, the Group has established provision matrices that are based on its historical credit loss experience for the previous years, adjusted for non-recurring events and for forward-looking factors per country which incorporate several macroeconomic elements such as the countries’ GDP and unemployment rates. The expected loss rates are reviewed annually, or when there is a significant change in external factors potentially impacting credit risk, and are updated where management’s expectations of credit losses change.
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
4 New accounting pronouncements
a) New standards, interpretations and amendments adopted by the Group
The impact of the adoption of the new standards and amendments to standards that became effective as of January 1, 2022 is as follows:

IFRS 16 amendment to Leases – COVID-19 related rent concessions beyond 30 June 2021
On 31 March 2021, the IASB published 'Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)' that extends, by one year, the May 2020 amendment that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification, allowing to recognise rent concessions related to COVID-19 as variable lease payments and not as a modification to the lease. The conditions of application of the practical expedient remain, and the extension of the practical expedient can only be applied by the lessees who applied the previous practical expedient. There is no material impact of the adoption of this amendment in the financial statements.

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

IAS 16 amendments regarding proceeds before intended use
On May 14, 2020, the IASB issued 'Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)'. This amendment changes the accounting treatment of the proceeds obtained from the sale of products that result from the production test phase of property, plant and equipment, prohibiting their deduction to the acquisition cost of assets. The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented. There is no material impact of the adoption of this amendment in the financial statements.

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

IFRS 17 – Insurance contracts (amendment)
On 25 June 2020, the IASB issued 'Amendments to IFRS 17' that includes specific changes in eight areas of IFRS 17, such as: i) scope; ii) level of aggregation of insurance contracts; iii) recognition; iv) measurement; v) modification and derecognition; vi) presentation of the Statement of Financial Position; vii) recognition and measurement of the Income statement; and viii) disclosures. This amendment also includes clarifications, which aim to simplify some of the requirements of this standard and ease transition. IFRS 17 is applied retrospectively. On the issue of this amendment the end date for applying IFRS 9 (temporary exemption or overlay approach) under the IFRS 4 standard, was extended to 1 January 2023, aligned with the effective date of IFRS 17.

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

IAS 1 amendments on Disclosure of accounting policies
On 12 February 2021, the IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)'. Amendment to the requirement to disclose the accounting policies based on “material” instead of “significant”. The amendment specifies that an accounting policy information is expected to be material if, in its absence, the users of the financial statements would be unable to understand other material information in those same financial statements. Immaterial accounting policy information need not be disclosed. The IFRS Practice Statement 2 was also amended to provide guidance for the application of the concept of materiality to accounting policy disclosures. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

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

IAS 12 amendment to Deferred tax related to assets and liabilities arising from a single transaction
On 7 May 2021, the IASB issued 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 will require entities to recognize deferred tax on specific transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. These applies to the recognition of: i) right-of-use assets and lease liabilities; and ii) decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related asset, when not relevant for tax purposes. Such temporary differences are no longer subject to the initial recognition exemption for deferred taxes. The cumulative effect of initially applying the amendment is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the earliest comparative period presented. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group has estimated the impact of the future adoption of this amendment in the financial statements, considering the retrospective application. As of January 1, 2021, the estimated impact amounts to a USD 503 thousand of retained earnings (“Accumulated losses”) increase, a USD 3,551 thousand increase in total liabilities and a USD 3,048 thousand increase in total assets. As of December 31, 2021, the estimated impact amounts to a gain of USD 53 thousand and the total balance of deferred tax liabilities and deferred tax assets related to this amendment amounts to USD 3,179 thousand and to USD 2,729 thousand, respectively. As of December 31, 2022, the estimated impact amounts to a loss of USD 153 thousand and the total balance of deferred tax liabilities and deferred tax assets related to this amendment amounts to USD 3,851 thousand and to USD 3,249 thousand, respectively.

IFRS 16 amendment on Lease Liability in a Sale and Leaseback
On 22 September 2022, the IASB issued 'Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)' that requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.

IAS 1 amendment on the classification of debt with covenants
On 31 October 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)' that i) modifies the requirements introduced by amendments to IAS 1: Classification of Liabilities as Current or Non-current in January 2020 on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances: Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.; and ii) defers the effective date of the 2020 amendments to 1 January 2024. The amendments are applied retrospectively in accordance with IAS 8 and earlier application is permitted. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.
The group does not expect a material impact upon adoption of any of these standards, except for IAS 12 amendment as disclosed above, and is not planning early adoption.
5 Group Information
At December 31, 2022, Jumia consolidated the Parent entity (Jumia Technologies AG) and the following subsidiaries:

Company name	Country of incorporation	% control		Principal activities(1)
		December 31, 2021	December 31, 2022
Africa Internet General Trading LLC	UAE	100.00	100.00	Services
Africa Internet Services SAS	FRANCE	100.00	100.00	Not active
African Internet Services S.A.	ANGOLA	100.00	—	—
AIH General Merchandise Algeria UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Cameroon UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Egypt UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Ivory Coast UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding

AIH General Merchandise Kenya UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Morocco UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Nigeria UG (haftungsbeschränkt) & Co. KG	GERMANY	99.89	99.89	Holding
AIH General Merchandise Tanzania UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 10 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 11 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 8 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
Atol Internet Services Ltd.	MAURITIUS	100.00	—	—
Atol Internet Services Rwanda	RWANDA	100.00	100.00	Not active
Atol Internet Services S.a.r.l. Tunisia	TUNISIA	100.00	100.00	Not active
Atol Ivory Coast SARL	IVORY COAST	100.00	100.00	Not active
Atol Services Gabon SARL	GABON	100.00	100.00	Not active
Atol Technology PLC	ETHIOPIA	100.00	100.00	Not active
Bambino 162. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
EasyTaxi Egypt	EGYPT	100.00	—	—
Ecart Internet Services Nigeria Ltd.	NIGERIA	99.89	99.89	Online retailer
Ecart Services Algeria SARL	ALGERIA	100.00	100.00	Not active
Ecart Services Cameroon Ltd.	CAMEROON	100.00	100.00	Not active
Ecart Services Ghana Ltd.	GHANA	100.00	—	—
Ecart Services Ivory Coast SARL	IVORY COAST	100.00	100.00	Online retailer
Ecart Services Kenya Ltd.	KENYA	100.00	100.00	Online retailer
Ecart Services Morocco Sarlau	MOROCCO	100.00	100.00	Online retailer
Ecart Services Tanzania Ltd.	TANZANIA	100.00	100.00	Not active
Hellopay Africa Integrated Services Ltd. (formerly: Lipco Internet Services Nigeria)	NIGERIA	100.00	100.00	Jumia Pay
Jade E-Services Algeria SARL	ALGERIA	100.00	100.00	Marketplace
Jade E-Services Ghana Ltd.	GHANA	100.00	100.00	Online retailer
Jade E-Services Kenya Ltd.	KENYA	100.00	100.00	Not active
Jade E-Services Senegal SARL (formerly: Hellofood Senegal SUARL)	SENEGAL	100.00	100.00	Online retailer
Jade E-Services South Africa Proprietary Ltd.	SOUTH AFRICA	100.00	100.00	Online retailer
Jade E-Services Tunisia SARL	TUNISIA	100.00	100.00	Not active
Jade E-Services Uganda Ltd.	UGANDA	100.00	100.00	Online retailer
Jolali Global Resources Ltd.	NIGERIA	99.89	99.89	Not active
Jumia Egypt LLC	EGYPT	100.00	100.00	Online retailer
Jumia Electronic Payment Services S.A.E	EGYPT	100.00	100.00	Jumia Pay
Jumia Eservices SARL	TUNISIA	100.00	100.00	Not active
Jumia Financial Services Ltd.	Nigeria	—	100.00	Jumia Pay

Jumia for Trading LLC	EGYPT	100.00	100.00	Not active
Jumia Payment Services Kenya Ltd.	KENYA	—	100.00	Jumia Pay
Jumia Payment Services Ltd.	UGANDA	—	100.00	Jumia Pay
Jumia Services FZ-LLC	UAE	100.00	100.00	Services
Jumia Services GmbH	GERMANY	100.00	100.00	Services
Jumia Technologies Cote D'Ivoire SARLU	IVORY COAST	100.00	100.00	Marketing services
Jumia Technologies Spain SLU	SPAIN	100.00	100.00	Services
Jumia Technologies SUARL	TUNISIA	100.00	100.00	Services
Jumia Technology Services (Shenzhen) Co., Ltd	CHINA	100.00	100.00	Services
Jumia UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
Jumia USA LLC	USA	100.00	100.00	Services
JumiaPay Tunisie Suarl	TUNISIA	—	100.00	Jumia Pay
Juwel 193 V V UG (haftungsbeschränkt) & Co. Zwölfte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Juwel 193. V V UG (haftungsbeschränkt) & Co. 132. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 23. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 24. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Fünfte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Vierte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 194. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Juwel 194. V V UG (haftungsbeschränkt) & Co. Erste Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel E-Services Tanzania Ltd.	TANZANIA	100.00	100.00	Not active
Lendico S.A (PTY) Ltd.	SOUTH AFRICA	100.00	100.00	Not active
Lipco Internet Services Zimbabwe Ltd.	ZIMBABWE	100.00	100.00	Not active
Silveroak Internet Services Portugal, Unipessoal Lda	PORTUGAL	100.00	100.00	IT Services
_________________________
(1)Principal activities as of December 31, 2022
The changes in scope during 2022 result from creation of new entities, mergers and liquidations.
Newly created entities in 2022 are Jumia Financial Services Ltd., Jumia Payment Services Kenya Ltd., Jumia Payment Services Ltd. and JumiaPay Tunisie Suarl. EasyTaxi Egypt, Atol Internet Services Ltd. and Ecart Services Ghana Ltd. were liquidated in 2022. African Internet Services S.A. was removed from the scope in 2022 due to loss of control.
6 Change in accounting policy and restatement of comparative figures
Change in accounting policy
The prior years figures in the Consolidated Statements of Operations and Comprehensive Income (Loss) have been reclassified to reflect the impact of the accounting policy change for all payment processing costs presented in prior periods as "General and administrative expense" (third parties payment processing costs) or as "Cost of revenue" (Jumia

Pay processing costs) that are being presented together under "Fulfillment expense" starting from the current period. The Group believes this presentation provides alignment with the change of the Group business strategy and more relevant information for the users of the financial statements.
The change in accounting policy has no effect on the previously reported loss or equity of the Group.
Restatements
The prior years figures in the Consolidated Statements of Operations and Comprehensive Income (Loss) have been restated to reflect the impact of the reclassification of direct costs of providing logistic services to non-sellers at Jumia from "Fulfillment expense" to "Cost of revenue".
The restatement has no effect on the previously reported loss or equity of the Group.
The impacts in the Consolidated Statements of Operations and Comprehensive Income (Loss), of the change in accounting policy and restatement, are summarized as follows:

	For the year ended December 31,
	2021			2021
In thousands of USD	As previously reported	Change in accounting policy	Restatements	As reclassified / restated
Cost of revenue	(67,385)	2,646	(3,065)	(67,804)
Gross profit	110,549	2,646	(3,065)	110,130
Fulfillment expense	(88,695)	(3,691)	3,065	(89,321)
General and administrative expense	(142,765)	1,045	—	(141,720)

	For the year ended December 31,
	2020			2020
In thousands of USD	As previously reported	Change in accounting policy	Restatements	As reclassified / restated
Cost of revenue	(53,397)	2,408	(532)	(51,521)
Gross profit	105,969	2,408	(532)	107,845
Fulfillment expense	(79,114)	(3,638)	532	(82,220)
General and administrative expense	(132,021)	1,230	—	(130,791)
The prior year disclosure of "Trade and other receivables" has been restated to reflect the correction of an error in the write-off of accounts receivable. The write-off constitutes a derecognition event whereby the gross carrying amount of such receivables is reduced against the corresponding amount previously recorded as an allowance for expected credit losses. The Group writes off accounts receivable when they are deemed not recoverable, but no later than when the balance becomes 12 months past due.
Such restatement has no effect on the previously reported profit or equity of the Group.
The restatement is summarized as follows:

	For the year ended December 31,
	2021	2021	Difference
In thousands of USD	As previously reported	As restated
Trade notes and accounts receivable	20,974	18,033	(2,941)
Less: Allowance for impairment of trade notes and accounts receivable	(8,980)	(6,039)	2,941

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
Effective April 1, 2021, in line with the change in functional currency in Jumia Technologies AG and all its German subsidiaries, to reduce the potential for foreign exchange volatility in our reported earnings, the Group decided to change its presentation currency from EUR to USD. The Group applied the change to USD presentation currency retrospectively in 2021 and restated the comparative financial information for the relevant periods as if the new presentation currency had always been the Group’s presentation currency.
The translation procedure is outlined below:
1.    Income Statement and Statement of Cash Flows were translated into US dollars using average foreign currency rates (or the foreign currency rate at the date of the transaction if exchange rate fluctuates significantly) prevailing for the relevant period, to reflect the change in presentation currency in 2021.
2.    Assets and liabilities in the Statement of Financial Position were translated into US dollars at the closing foreign currency rates on the relevant reporting dates, to reflect the change in presentation currency in 2021.
3.    Share capital and Share premium were translated into US dollars at the closing foreign currency rates on the relevant reporting dates, to reflect the change in presentation currency in 2021.
4.    The remaining equity components were translated into US dollars as if it had always been the presentation currency, to reflect the change in presentation currency in 2021.
5.    Earnings per share and dividend disclosures were restated to US dollars, to reflect the change in presentation currency in 2021.

7 Property and Equipment
Movements in the carrying amount of property and equipment were as follows:

In thousands of USD	Buildings	Technical equipment and machinery	Transportation equipment, office equipment and other equipment	Right of use assets - Office and Warehouse	Total
Balance as of January 1, 2021	2,987	2,991	14,192	21,757	41,927
Additions and modifications(1)	381	829	5,957	4,092	11,259
Disposals	(540)	(344)	(1,591)	—	(2,475)
Reclassification	(336)	459	(123)	—	—
Effect of translation	(103)	(202)	(819)	(1,173)	(2,297)
Balance as of December 31, 2021	2,389	3,733	17,616	24,676	48,414
Additions and modifications(1)	878	3,051	7,218	7,491	18,638
Disposals	(31)	—	(67)	—	(98)
Reclassification	—	—	—	—	—
Effect of translation	(409)	(582)	(2,559)	(3,781)	(7,331)
Balance as of December 31, 2022	2,827	6,202	22,208	28,386	59,623
Accumulated depreciation
Balance as of January 1, 2021	(1,969)	(1,701)	(9,687)	(8,262)	(21,619)
Depreciation charge	(402)	(834)	(2,804)	(5,405)	(9,445)
Accumulated depreciation on disposals	372	457	1,442	—	2,271
Lease modifications	—	—	—	861	861
Reclassification	152	(174)	40	—	18
Effect of translation	77	117	549	581	1,324
Balance as of December 31, 2021	(1,770)	(2,135)	(10,460)	(12,225)	(26,590)
Depreciation charge	(408)	(899)	(3,667)	(6,480)	(11,454)
Accumulated depreciation on disposals	3	—	50	—	53
Lease modifications	—	—	—	3,444	3,444
Reclassification	—	—	—	—	—
Effect of translation	267	263	1,412	1,480	3,422
Balance as of December 31, 2022	(1,908)	(2,771)	(12,665)	(13,781)	(31,125)
Carrying amount as of December 31, 2021	619	1,598	7,156	12,451	21,824
Carrying amount as of December 31, 2022	919	3,431	9,543	14,605	28,498
_____________________
(1)The additions and modifications for the "Right of use of assets - Office and Warehouse" includes additions impact of USD 10,391 thousand and modifications impact of USD (2,900) thousand as of December 31, 2022 (December 31, 2021: additions impact of USD 3,485 thousand and modifications impact of USD 607 thousand).

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

In thousands of USD	Right of use assets	Lease Liabilities

As at January 1, 2021	13,495	13,388
Additions	3,485	3,427
Depreciation	(5,405)	—
Interest expense	—	1,527
Lease modifications	1,468	1,388
Payments	—	(6,615)
Effect of translation	(592)	(578)
As at January 1, 2022	12,451	12,537
Additions	10,391	10,160
Depreciation	(6,480)	—
Interest expense	—	1,710
Lease modifications	543	595
Payments	—	(8,666)
Effect of translation	(2,300)	(2,489)
As at December 31, 2022	14,605	13,847
During 2022, the Group's main additions on Right of use assets includes new contracts for offices in Nigeria, Uganda, Egypt and China and warehouse facilities in Kenya, Algeria, Egypt, Ivory Coast and Nigeria.
During 2021, the Group’s main additions on Right of use assets include renewal lease contract for an office in Portugal, new lease contract for an office in Egypt, Tunisia and China and a warehouse facility in Egypt.
The Group recognized rent expense from short-term leases of USD 2,708 thousand in the year ended December 31, 2022 (2021: USD 1,740 thousand and 2020: USD 1,549 thousand).
The following are the amounts recognized in profit or loss:

In thousands of USD	2020	2021	2022
Depreciation expense of right-of-use assets	(5,138)	(5,405)	(6,480)
Interest expense on lease liabilities	(1,516)	(1,527)	(1,710)
Expense relating to short-term leases	(1,549)	(1,740)	(2,708)
Total amount recognized in profit or loss	(8,203)	(8,672)	(10,898)
The Group had total cash outflows for leases of USD 8,666 thousand in 2022 (2021: USD 6,615 thousand and 2020: USD 6,084 thousand). The Group also had non-cash additions to right-of-use assets and lease liabilities of USD 10,391 thousand and USD 10,160 thousand in 2022, respectively (2021: USD 3,485 thousand and USD 3,427 thousand, respectively and 2020: USD 5,786 thousand and USD 5,821 thousand, respectively).

8 Deferred Tax Assets and Liabilities
The Group records the tax effect resulting from temporary differences between the assets and liabilities determined on an accounting basis and on a tax basis. As of December 31, 2022 and December 31, 2021, on a consolidated basis, the movement by nature of Net Deferred Tax Assets and Liabilities are as follows:

	As of December 31,
In thousands of USD	2021	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2022
Financial assets measured at fair value through OCI	—	—	4,124	—	4,124
Financial assets measured at fair value through PL	517	456	—	—	973
Tax losses	5,783	4,107	—	(577)	9,313
Tax benefits	665	70	—	(36)	699
Others	80	(81)	—	1	—
Deferred tax assets offset	(6,380)	(8,596)	—	577	(14,399)
Total Deferred tax assets	665	(4,044)	4,124	(35)	710

	As of December 31,
In thousands of USD	2021	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2022
Assets depreciation and amortization	(458)	(529)	—	—	(987)
Unrealized foreign exchange gains - P&L	(5,388)	(9,068)	—	580	(13,876)
Others	(534)	99	—	—	(435)
Deferred tax liabilities offset	6,380	8,596	—	(577)	14,399
Total Deferred tax liabilities	—	(902)	—	3	(899)

	As of December 31,
In thousands of USD	2020	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2021
Financial assets measured at fair value	—	517	—	—	517
Tax losses	—	5,791	—	(8)	5,783
Tax benefits	125	572	—	(32)	665
Others	—	81	—	(1)	80
Deferred tax assets offset	—	(6,389)	—	9	(6,380)
Total Deferred tax assets	125	572	—	(32)	665

	As of December 31,
In thousands of USD	2020	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2021
Assets depreciation and amortization	(61)	(415)	—	18	(458)
Unrealized foreign exchange gains - P&L	—	(5,384)	—	(4)	(5,388)
Others	—	(534)	—	—	(534)
Deferred tax liabilities offset	—	6,421	—	(41)	6,380
Total Deferred tax liabilities	(61)	88	—	(27)	—
As mentioned on the accounting policies, Note 2 t), the offset between deferred tax assets and liabilities is performed at each subsidiary level.

Deferred tax liability for foreign currency exchange on net investment amounting to USD 2.2 million (2021: 2.6 million) was not recognized as the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
9 Other non-current assets
As of December 31, 2022, other non-current assets were comprised of rent, trade, and other term deposits amounting to USD 3,441 thousand (2021: USD 2,277 thousand), restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period, and other non-current assets amounting to USD 148 thousand as of December 31, 2022 (2021: USD 328 thousand).
10 Inventories
Inventories are comprised of the following:

	As of December 31,
In thousands of USD	2021	2022
Merchandise available for sale	12,379	13,920
Less: Provision for slow moving and obsolete inventories	(1,431)	(2,483)
Total Inventories	10,948	11,437
The total cost of revenue, which consists primarily of the purchase price of consumer products, recognized as an expense in the consolidated profit or loss was USD 91,469 thousand (2021: USD 67,804 thousand and 2020: USD 51,521 thousand).
Provision for slow moving and obsolete inventories
The movement in the provision for inventories is as follows:

In thousands of USD	Inventories Provision
Balance as of January 1, 2021	1,523
Additions	765
Reversal	(349)
Use of provision	(436)
Effect of translation	(72)
Balance as of December 31, 2021	1,431
Additions	2,221
Reversal	(274)
Use of provision	(612)
Effect of translation	(283)
Balance as of December 31, 2022	2,483
The provisions are reversed whenever correspondent items are either sold or returned to the vendors.
The increase in the provisions relates to a slower movement of stock and to the closure of some dark stores.

11 Cash and cash equivalents
Cash and cash equivalents are comprised the following:

	As of December 31,
In thousands of USD	2021	2022
Cash at bank and in hand	96,094	58,083
Short-term deposits	20,996	13,496
Total Cash and cash equivalents	117,090	71,579
Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
The Group has no restricted cash on cash and cash equivalents as of December 31, 2022 (December 31, 2021: nil).
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified expected credit loss was immaterial, due to low credit risk rating of the financial institutions.
12 Term deposits and other financial assets
Term deposits and other financial assets are comprised the following:

	As of December 31,
In thousands of USD	2021	2022
Financial assets at fair value through profit or loss	198,998	38,646
Financial assets at fair value through OCI	195,722	116,116
Short term deposits - banks	995	1,084
Term Deposits and other financial assets	395,715	155,846
Deposits represent interest bearing deposits with a commercial bank for a fixed period of more than 3 months.
Other financial assets comprised the following:

	As of December 31,
In thousands of USD	2021	2022
Current financial assets measured at fair value through profit or loss	198,998	38,646
Current financial assets measured at fair value through other comprehensive income	195,722	116,116
Other financial assets – current	394,720	154,762
Financial assets measured at fair value through other comprehensive income comprise investments in listed investment grade bonds, via a discretionary account managed by Citi Private Bank, with the objective of maintaining capital and obtaining benchmark yields. The Group holds these investments under a “hold to collect and sell” business model as defined under IFRS 9. Interest income from financial assets at fair value through OCI are disclosed in Note 28. The reduction in the amount of the assets occurred throughout 2022, is explained by the sale of listed investment grade bonds and the fair value loss.
Financial assets measured at fair value through profit or loss comprise investments in Exchange Traded Funds (ETF), namely ETF shares held by the Group in passively managed subfunds of UBS (Lux) Fund Solutions, which track particular indexed, with the objective of obtaining returns in line with specific market benchmarks. Fair value variances are disclosed in Note 28. The reduction in the amount of the assets occurred throughout 2022, is explained by the sale of investments in Exchange Traded Funds (ETF) and the fair value loss.

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
Fair value reserve
The movement in the fair value reserve for financial assets at fair value through other comprehensive income (“FVOCI”), including the allowance for expected credit losses (“ECL”), is as follows:

In thousands of USD	OCI on financial assets at fair value
Balance as of December 31, 2020	—
Changes in fair value of financial assets	(4,029)
Changes in allowance for expected credit losses - increase / (reversal)	88
Changes recognized in other comprehensive income of the period (Note 16)	(3,941)
Balance as of December 31, 2021	(3,941)
Changes in fair value of financial assets	(12,051)
Deferred tax assets on fair value loss through through other comprehensive income	4,124
Reclassification from fair value reserve to profit or loss of the period due to maturity or sale of financial assets	2,290
Changes in allowance for expected credit losses - increase / (reversal)	(35)
Changes recognized in other comprehensive income of the period (Note 16)	(5,672)
Balance as of December 31, 2022	(9,613)
Allowance for expected credit losses
The movement of allowance for expected credit losses (“ECL”) of other financial assets measured at fair value through other comprehensive income is as follows:

In thousands of USD	ECL of other financial assets
Balance as of December 31, 2020	—
Changes recognized in profit or loss as net impairment gains/losses on financial assets at fair value through other comprehensive income (Note 28)	88
Total changes in allowance for expected credit losses	88
Balance as of December 31, 2021	88
Changes recognized in profit or loss as net impairment gains/losses on financial assets at fair value through other comprehensive income (Note 28)	(35)
Total changes in allowance for expected credit losses	(35)
Balance as of December 31, 2022	53

13 Trade and other receivables
Trade and other receivables are comprised of the following:

	As of December 31,
	2021	2022
In thousands of USD	Restated
Advances to suppliers	1,529	1,266
Trade notes and accounts receivable	18,033	24,422
Less: Allowance for impairment of trade notes and accounts receivable	(6,039)	(6,566)
Unbilled revenues	1,160	2,254
Other receivables	4,042	2,695
Less: Allowance for impairment of other receivables	(375)	(970)
Trade and other receivables	18,350	23,101
Allowance for expected credit losses
The movement of allowance for expected credit losses (“ECL”) of trade notes and accounts receivable and other receivables is as follows:

	ECL of trade notes and accounts receivable	ECL of other receivables
In thousands of USD	Restated
Balance as of January 1, 2021	9,885	723
Additions	2,359	107
Reversal	(237)	(218)
Use of provision	(5,524)	(130)
Effect of translation	(444)	(107)
Balance as of December 31, 2021	6,039	375
Additions	5,367	853
Reversal	(51)	(161)
Use of provision	(3,456)	—
Effect of translation	(1,333)	(97)
Balance as of December 31, 2022	6,566	970
The ageing analysis of trade notes and accounts receivable is as follows:

					Past due but not impaired
	Total net	Total gross	Total expected credit losses	Neither past due nor impaired	< 30 days	30 - 90 days	>90 days
In thousands of USD		Restated	Restated
As of December 31, 2021	11,994	18,033	(6,039)	4,102	4,703	502	2,687
As of December 31, 2022	17,856	24,422	(6,566)	4,813	8,163	1,390	3,490
See Note 33 for disclosure of how the Group manages and measures credit quality of trade and other receivables that are neither past due nor impaired.

14 Prepaid expenses
As of December 31, 2022, prepaid expenses were comprised of prepaid server hosting fees and software licenses USD 14,421 thousand (2021: USD 1,652 thousand), advance payments to the Group’s partners for online payment services amounting to USD 1,155 thousand (2021: USD 1,183 thousand) and prepaid rent represents USD 3,015 thousand (2021: USD 594 thousand). The remaining amount of USD 2,743 thousand is related to insurance and other goods and services (2021: USD 2,243 thousand).
15 Share capital and share premium
Ordinary shares issued and fully paid as at December 31, 2022

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
201,232,560	Ordinary	1	235,659	1,736,469	1,972,128
Total		1	235,659	1,736,469	1,972,128
The total authorized number of ordinary shares is 201,232,560 shares as at December 31, 2022 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
During 2022, 1,478,438 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD 91 thousand are recognized directly in the accumulated losses.
Ordinary shares issued and fully paid as at December 31, 2021

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
199,754,122	Ordinary	1	234,154	1,736,469	1,970,623
Total		1	234,154	1,736,469	1,970,623
The total authorized number of ordinary shares is 199,754,122 shares as at December 31, 2021 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
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
During 2020, 6,502,784 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD 631 thousand are recognized directly in the accumulated losses. Furthermore, during March 2021, we completed an equity offering for which 15,939,968 shares were issued, all fully paid. Proceeds from the offering, net of commissions and expenses, were approximately USD 231 million. Transaction costs of USD 12,383 thousand related to the offering are recognized directly in the accumulated losses.

16 Other Reserves

In thousands of USD	Share-based payment capital reserves	Exchange difference on net investment in foreign operations	Fair value reserve of financial assets at FVOCI	Currency translation adjustment	Total other reserves
As of January 1, 2020	129,453	(76,942)	—	74,938	127,449
Other comprehensive loss	—	(84,884)	—	95,136	10,252
Total comprehensive loss for the year	—	(84,884)	—	95,136	10,252
Share-based payments	12,681	—	—	—	12,681
Exercise of options	(6,379)	—	—	—	(6,379)
Capital revaluation	(71)	(13)	—	—	(84)
Change in Non-controlling interests	—	(63)	—	15	(48)
As of December 31, 2020	135,684	(161,902)	—	170,089	143,871
Other comprehensive loss	—	(3,554)	(3,941)	(12,306)	(19,801)
Total comprehensive loss for the year	—	(3,554)	(3,941)	(12,306)	(19,801)
Share-based payments	43,451	—	—	—	43,451
Exercise of options	(2,846)	—	—	—	(2,846)
As of December 31, 2021	176,289	(165,456)	(3,941)	157,783	164,675
Other comprehensive loss	—	(182,489)	(5,672)	178,903	(9,258)
Total comprehensive loss for the period	—	(182,489)	(5,672)	178,903	(9,258)
Share-based payments	9,237	—	—	—	9,237
Exercise of options	(1,480)	—	—	—	(1,480)
As of December 31, 2022	184,046	(347,945)	(9,613)	336,686	163,174
The share-based payment reserve represents the Group’s cumulative equity settled share option expense.
The exchange difference on net investment in foreign operations represents the cumulative amount of the exchange differences related to foreign operations that are consolidated.

The fair value reserve of financial assets at FVOCI represents the fair value changes on financial assets at fair value through other comprehensive income.
The Currency translation adjustment reserve represents the cumulative exchange differences on the translation of the Group’s overseas subsidiaries into the Group’s presentation currency.
17 Share-based compensation
Stock Option Program 2016 (JSOP 2016)
As at December 31, 2022, all options granted under the JSOP 2016 have been fully vested.
Jumia Technologies AG is authorized to opt to make payments in cash or settle in equity at the time of settlement of the awards. In some cases, the company is aware of restrictions, that generally relate to country-specific limitations on individual investment in foreign assets, that may require it to settle awards in cash. For the beneficiaries impacted by these restrictions, the Company’s intention is to cash settle all outstanding awards in the future and they are recognized as cash-settled. The remaining awards are recognized as equity-settled as there is no constructive obligation to settle in cash as the past practice has always been to settle in equity and there is no valid expectation that the awards would be settled in cash.
During the year 2022, 219,481 options of the JSOP 2016 have been exercised with an average exercise price of USD 0.13. In total, 352,207 outstanding vested options exist as at December 31, 2022.

In connection with the JSOP 2016, Jumia recognized expenses of USD (0.3) million for the twelve months ended December 31, 2022. (December 31, 2021: USD (0.6) million and December 31, 2020: USD 4.0 million).
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

The fair values of the cash-settled stock options as of December 31, 2022 are derived from the Black-Scholes-Merton model with the following inputs:

	December 31, 2021	December 31, 2022
Fair value per share(1)	USD 5.70	USD 1.61
Exercise price per share	EUR 1.00	EUR 1.00
Risk-free interest rate(2)	0.0%	2.0%
Expected dividend yield(3)	0%	0%
Expected life (years)(4)	1.4 years	0.4 years
Expected volatility(5)	55.0%	111.9%
Fair value of options	USD 4.57	USD 0.69
_________________________

(1)
The Fair value per share is derived from the value of an ADS of Jumia Technologies AG traded on the New York Stock Exchange divided by the conversion ratio of 2 (1 ADS represents 2 shares of Jumia Technologies AG).

(2)	Risk-free interest rate is based on German government bond yields consistent to the expected life of options, A risk free rate of 0% is considered as a floor

(3)	Expected dividend yield is assumed to be 0% based on the fact that the Group has no history or expectation of paying a dividend.

(4)	Expected life of share options is based on the minimum waiting period.

(5)	Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected life of each grant.
For the SOP 2019, Jumia recognized expenses of USD (5.5) million for the twelve months ended December 31, 2022 (December 31, 2021 USD 3.6 million and December 31, 2020: USD 0.1 million), primarily due to the reversal of stock grant expenses related to performance targets that were not met or not expected to be met.

SOP 2019	Number of awards	Weighted average remaining life (years)	Weighted average exercise price (EUR)	Weighted average fair value (USD)
Unvested awards outstanding at January 01, 2022	1,304,804	1.4	1.00	6.65
Granted during the period	—	—	—	—
Exercised during the period	—	—	—	—
Forfeited during the period	(1,243,947)	—	—	—
Cancelled during the period	—	—	—	—
Vested during the period	—	—	—	—
Unvested awards outstanding at December 31, 2022	60,857	0.3	1.00	0.78
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
At December 31, 2022, all RSUs granted under VRSUP 2019 have vested.
For the VRSUP 2019, Jumia recognized expenses of USD nil for the twelve months ended December 31, 2022 (December 31, 2021 USD 1.3 million and December 31, 2020: USD 6.4 million).
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

The fair values of the cash-settled SOPs are derived from the Black-Scholes-Merton model with the following inputs:

	December 31, 2021	December 31, 2022
Fair value per share(1)	USD 5.70	USD 1.61
Exercise price per share	USD 1.84	USD 1.84
Risk-free interest rate(2)	0.4%	4.8%
Expected dividend yield(3)	0%	0%
Expected life (years)(4)	2.4	1.4
Expected volatility(5)	55.0%	111.9%
Weighted average of Fair value of Options	USD 3.90	USD 0.75
_________________________

(1)
The Fair value per share is derived from the value of an ADS of Jumia Technologies AG traded on the New York Stock Exchange divided by the conversion ratio of 2 (1 ADS represents 2 shares of Jumia Technologies AG).

(2)	Risk-free interest rate is based on US government bond yields consistent to the expected life of options.

(3)	Expected dividend yield is assumed to be 0% based on the fact that the Group has no history or expectation of paying a dividend

(4)	Expected life of share options is based on the minimum waiting period.

(5)	Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected life of each grant.
As each stock option entitles the holder to receive one share of Jumia, the fair value per ADS and the exercise price per ADS must be divided by 2 in order to derive the value per option.
For the SOP 2020, Jumia recognized expenses USD (1.0) million for the twelve months ended December 31, 2022 (December 31, 2021 USD 1.9 million and December 31, 2020: USD 1.1 million).

	Number of awards	Weighted average remaining life (years)	Weighted average exercise price (USD)	Weighted average fair value (USD)
Unvested awards outstanding at January 01, 2022	2,260,833	1.4	1.84	2.08
Granted during the period	—	—	—	—
Granted as a replacement during the period	—	—	—	—
Replaced during the period	—	—	—	—
Forfeited during the period	(1,266,111)	—	—	—
Cancelled during the period	—	—	—	—
Vested during the period	(827,222)	—	—	—
Unvested awards outstanding at December 31, 2022	167,500	0.4	1.84	1.26

Virtual Restricted Stock Unit Program 2020
The 2020 annual general meeting of shareholders also approved the Virtual Restricted Stock Unit Program 2020 (the "VRSUP 2020"). Jumia granted an individual number of restricted stock units (RSU) to beneficiaries under the terms and conditions of the VRSUP 2020. On April 1, 2021, additional RSUs were granted under the VRSUP 2020.

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
At December 31, 2022, all RSUs granted under VRSUP 2020 have vested.
For the VRSUP 2020, Jumia recognized expenses of USD 1.1 million for the twelve months ended December 31, 2022 (December 31, 2021 USD 7.1 million and December 31, 2020: USD 13.1 million).
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
Beneficiaries who are members of the management board will forfeit the right to exercise their options if they resign (before the term of office) and start working for a competitor within the six months following the resignation.
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
During 2022, the two beneficiaries of JSOP2021 unconditionally forfeited the stock options granted to them under the program. JSOP2021 and its associated conditional capital were subsequently cancelled without payment of any kind in order to allow the Company in the future to create a new virtual restricted stock unit or other equity incentive program.
Jumia recognised the amount that otherwise would have been recognised for services received over the remainder of the vesting period, USD 4.2 million.

	Number of awards	Weighted average remaining life (years)	Weighted average exercise price (USD)	Weighted average fair value (USD)
Unvested awards outstanding at January 01, 2022	823,458	4.00	14.21	5.91
Granted during the period	—	—	—	—
Granted as a replacement during the period	—	—	—	—
Replaced during the period	—	—	—	—
Forfeited during the period	—	—	—	—
Cancelled during the period	(823,458)	—	—	—
Vested during the period	—	—	—	—
Unvested awards outstanding at December 31, 2022	—	—	—	—
For the SOP 2021, Jumia recognized expenses of USD 4.2 million for the twelve months ended December 31, 2022 (December 31, 2021 USD 0.7 million).
Virtual Restricted Stock Unit Program 2021
The 2021 annual general meeting of shareholders also approved the Virtual Restricted Stock Unit Program 2021 (the “VRSUP 2021”). Jumia granted a specific number of virtual restricted stock units (“VRSUs”) to beneficiaries under the terms and conditions of the VRSUP 2021.
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

The fair value per VRSU was derived based on the observable stock price of Jumia as at the reporting date or at the grant date depending on the cash- or equity-settled classification. The fair value per cash-settled VRSU amounts to USD 1.61. The average fair value per equity-settled RSU amounts to USD 4.93. The average fair value per equity-settled RSU amounts to USD 2.17 for the VRSUP 2021 granted in 2022.
For the VRSUP 2021, Jumia recognized expenses of USD 9.8 million for the twelve months ended December 31, 2022 (December 31, 2021 USD 20.5 million).
For all plans, Jumia recognized share-based compensation expenses of USD 8.2 million for the twelve months ended December 31, 2022 (December 31, 2021 USD 34.5 million and December 31, 2020: USD 24.7 million).
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
18 Trade and other payables
Trade and other payables are comprised of the following:

	As of December 31,
In thousands of USD	2021	2022
Trade payables	23,792	18,193
Invoices not yet received	25,824	19,248
Accrued employee benefit costs	12,698	11,772
Share-based compensation - Cash settled payable	2,010	566
Trade Deposits	1,510	1,082
Sundry accruals	11,012	13,578
Trade and Other Payables	76,846	64,439
Current	76,077	64,230
Non-current	769	209
Terms and conditions of the above financial liabilities:
•Trade payables are non-interest bearing and are normally settled on 0-90 day terms
•Other payables are non-interest bearing and have an average term of 1-2 months
•For terms and conditions with related parties, refer to Note 31.
•For explanations on the Group’s financial risk management processes, refer to Note 33.
Sundry accruals relate principally to consultancy, legal, marketing, IT and logistics services payables.

19 Borrowings
Lease liabilities are presented in the statement of financial position as follows:

	As of December 31,
In thousands of USD	2021	2022
Current	3,906	5,138
Non-current	8,631	8,709
Total Lease liabilities	12,537	13,847
Set out below is the maturity of the lease liabilities classified as non-current:

In thousands of USD	One to five years	More than five years	Total
Lease liability future payments	8,704	5	8,709
The Group has several lease contracts that include extension and termination options. Whenever the contracts do not include a mutual agreement clause, the Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. Future cash outflows as of December 31, 2022 to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities amounts to USD 0.8 million and relates to new contracts signed in 2023 and potential renewals.
Changes in liabilities arising from financing activities

In thousands of USD	January 1, 2021	Additions	Payments	Reclassification	Effect of translation	December 31, 2021
Current lease liabilities	3,638	4,173	(6,615)	2,905	(195)	3,906
Non-current lease liabilities	9,750	2,169	—	(2,905)	(383)	8,631
Total liabilities from financing activities	13,388	6,342	(6,615)	—	(578)	12,537

In thousands of USD	January 1, 2022	Additions	Payments	Reclassification	Effect of translation	December 31, 2022
Current lease liabilities	3,906	5,584	(8,666)	4,944	(630)	5,138
Non-current lease liabilities	8,631	6,881	—	(4,944)	(1,859)	8,709
Total liabilities from financing activities	12,537	12,465	(8,666)	—	(2,489)	13,847
Additions include USD 1,710 thousand of accrued interest as of December 31, 2022 (December 31, 2021: USD 1,527 thousand) as described in Note 7.
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

The expense relating to payments not included in the measurement of the lease liability is as follows:

	As of December 31,
In thousands of USD	2021	2022
Short-term leases	1,740	2,708
Variable lease payments	133	79
Total expense	1,873	2,787
At December 31, 2022 the Group was committed to short-term leases and the total commitment at that date was USD 1,107 thousand (December 31, 2021: USD 1,044 thousand).
20 Other taxes receivable & Other taxes payable
Other taxes receivable are comprised of the following:

	For the year ended December 31,
In thousands of USD	2021	2022
Value added taxes	3,541	12,052
Other taxes receivable	234	283
Other taxes receivable	3,775	12,335
Current	3,775	6,368
Non-Current	—	5,967
Other taxes payable are comprised of the following:

	For the year ended December 31,
In thousands of USD	2021	2022
Value added taxes	6,085	11,841
Withholding Tax	11,785	10,412
Other taxes payable	1,082	443
Other taxes payable	18,952	22,696
Current	18,952	20,947
Non-Current	—	1,749
Value added taxes receivable comprises a maturity of 3.5 years and value added taxes payable comprises a maturity of 2.0 years.

21 Provisions for liabilities and other charges
Movements in provisions for liabilities and other charges are as follows:

In thousands of USD	Uncertain tax positions	Marketplace and consignment goods	Provision for other expenses	Total
Balance as of January 1, 2021	36,827	977	1,642	39,446
Additions	3,010	313	730	4,053
Reversals	(3,278)	(483)	(141)	(3,902)
Use of provision	(319)	—	(75)	(394)
Reclassification	—	53	(53)	—
Effect of translation	(2,019)	(43)	(56)	(2,118)
Balance as of December 31, 2021	34,221	817	2,047	37,085
Additions	3,061	247	1,137	4,445
Reversals	(2,297)	(299)	(97)	(2,693)
Use of provision	(670)	—	(609)	(1,279)
Reclassification	—	—	—	—
Effect of translation	(445)	(102)	(223)	(770)
Balance as of December 31, 2022	33,870	663	2,255	36,788
Current	33,870	663	1,366	35,899
Non-current	—	—	889	889
Uncertain tax positions
Uncertain tax positions includes provisions related to VAT for USD 9,854 thousand (2021: USD 9,904 thousand), provisions related to Withholding Tax (WHT) for USD 22,044 thousand (2021: USD 23,562 thousand) and provisions related to other taxes for USD 1,972 thousand (2021: USD 755 thousand). Provision is calculated based on the detailed review of uncertain tax positions completed by management across the group and in consideration of the probability of a liability arising, within the applicable statute of limitations.
Marketplace and consignment goods
The provision for marketplace and consignment goods relates to the lost and damaged items, to be reimbursed to the vendors. Provision is calculated based on the detailed review of these items, and it is expected to be utilized during the exercise period of 2023.
Provision for other expenses
Provision for other expense includes end of service provision of USD 889 thousand (2021: USD 676 thousand), various litigation and penalty provisions of USD 1,246 thousand (2021: USD 1,360 thousand) and restructuring provision of USD 120 thousand (2021: USD 11 thousand). The provisions are calculated based on our best estimate considering past experience.
22 Deferred income
Deferred income consists of USD 880 thousand (2021: USD 1,415 thousand) related to a depositary fee from BNY Mellon, deferred over the course of 5 years and thus, USD 345 thousand (2021: USD 875 thousand) classified as non-current in the consolidated statement of financial position. Our depositary agreement with BNY Mellon contains a compensation for each ADS issued during our primary (IPO) and secondary offerings. This compensation is accrued over the term of the agreement. Other amounts refers to contract liabilities related to payments received from end customers in advance for goods that have been ordered but are not yet delivered. As of December 31, 2022 contract liabilities amounts to USD 3,437 thousand (2021: USD 5,412 thousand). The total amount of the contract liability, as of the beginning of the period, was recognized as revenue in 2022.

23 Revenue
Revenue is comprised of the following:

	For the year ended December 31,
In thousands of USD	2020	2021	2022
Sales of goods	50,426	65,126	84,984
Commissions	39,540	35,345	47,829
Fulfillment	36,992	36,392	31,774
Value added services	21,754	25,665	32,843
Marketing and advertising	8,799	10,778	18,041
Other revenue	1,855	4,628	6,411
Revenue	159,366	177,934	221,882
No single customer accounted for more than 5% of Group revenues for the years ended December 31, 2022, 2021 and 2020.
The breakdown of the Group’s revenue from contracts with customers by region is disclosed in the Note 2 u) Segments.
24 Fulfillment expense
Fulfillment expense is comprised of the following:

	For the year ended December 31,
	2020	2021	2022
In thousands of USD	Restated	Restated
Fulfillment staff costs	20,041	20,233	23,295
Fulfillment centers expense	4,136	4,978	6,057
Freight and shipping expense	58,043	64,110	69,494
Fulfillment expense	82,220	89,321	98,846

Fulfillment expense increased by 10.7% from USD 89.3 million in 2021 to USD 98.8 million in 2022, mainly due to a 14% increase in orders as well as inflationary pressure on fuel and wages.
25 Sales and advertising expense
Sales and advertising expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2020	2021	2022
Staff costs	9,717	9,815	10,316
Advertising campaigns	24,765	69,521	62,457
Selling expenses	2,581	2,588	2,912
Sales and advertising expense	37,063	81,924	75,685
Sales and advertising expense decreased by 7.6% from USD 81.9 million in 2021 to USD 75.7 million in 2022, as the Group brought more discipline to marketing investments.

26 Technology and content expense
Technology and content expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2020	2021	2022
Staff Costs - Technology and content	15,125	16,355	26,806
Technology license and maintenance expenses	16,656	22,842	28,446
Technology and content expense	31,781	39,197	55,252
Technology and content expense increased by 41.0% from USD 39.2 million in 2021 to USD 55.3 million in 2022, as the Group continues investing in tech backbone.
27 General and administrative expense and Termination benefits
General and administrative expense
General and administrative expense is comprised of the following:

	For the year ended December 31,
	2020	2021	2022
In thousands of USD	Restated	Restated
Staff Costs	66,976	83,549	63,841
Occupancy Costs	1,589	1,740	2,648
Professional fees	12,899	18,250	11,952
Travel and entertainment	1,735	1,910	3,458
Office and related expenses	7,361	7,332	8,905
Bank fees & payment costs	715	646	778
Bad debt expense / reversal	5,582	1,711	6,523
Tax expenses	14,747	11,125	11,214
Depreciation and amortization	9,282	9,656	11,646
Other general and administrative expense	9,905	5,801	4,884
General and administrative expense	130,791	141,720	125,849
Staff costs expense includes share options granted to eligible employees of USD 8,240 thousand (2021: USD 34,548 thousand and 2020: USD 24,710 thousand).
As of December 31, 2022 Tax expenses, that refers to taxes expenses other than income tax, includes mainly USD 4,952 thousand (December 31, 2021: USD 7,064 thousand and 2020: USD 9,426 thousand) for expenses related to withholding taxes and USD 3,020 thousand (December 31, 2021: USD 994 thousand and 2020: USD 2,729 thousand) related to VAT.
As of December 31, 2022 Other general and administrative expense includes USD 4,274 thousand (2021: USD 4,238 thousand and 2020: USD 3,139 thousand) for insurance premiums. As of December 31, 2020, other general and administrative expense also includes a litigation settlement accrual of USD 5,000 thousand. As disclosed in prior years, several putative class action lawsuits were filed in the U.S. District Court for the Southern District of New York and the New York County Supreme Court against us and other defendants, including certain current and former members of our management and supervisory boards, in 2019. The cases asserted claims under federal securities laws based on alleged misstatements and omissions in connection with, and following, our initial public offering. On August 11, 2020, we reached an agreement to fully resolve all of the actions, subject to conditions including court approval. Under this agreement, in which the defendants did not admit any liability or wrongdoing, Jumia made a settlement payment of $5 million on January 18, 2021, $1 million of which was funded by insurance coverage proceeds received on January 13, 2021. The U.S. District Court for the Southern District of New York and the New York County Supreme Court approved the settlement agreement in March 2021. No shareholders have filed objections to the settlements.

Termination benefits
Termination benefits relate to redundancy expenses amounting to USD 3,706 thousand as of December 31, 2022 as a result of a significant action in the fourth quarter of 2022 to streamline the Group's organization structure and reduce the Group's headcount. As of December 31, 2021 and 2020 there are no material redundancy costs.
28 Finance income and finance costs
Finance income and finance costs comprise of the following:

	For the year ended December 31,
In thousands of USD	2020	2021	2022
Foreign exchange gain	4,736	22,162	10,496
Interest and similar income	884	258	388
Interest income from financial assets at fair value through OCI	—	2,344	4,064
Other income	—	—	305
Finance income	5,620	24,764	15,253
Foreign exchange loss	14,440	7,485	7,492
Interest and similar expense	1,583	1,606	1,718
Fair value loss on financial assets at fair value through profit and loss	—	998	7,167
Loss recognized on disposal of debt instruments held at fair value through OCI (Note 12)	—	—	2,290
Other charges	—	242	951
Finance costs	16,023	10,331	19,618
Fair value on financial assets corresponds to fair value losses on financial assets at fair value through profit or loss and amounts to USD 7,167 thousand (2021: 998 thousand and 2020: nil).
Interest income from financial assets at fair value through OCI includes the interest measured and recognized according to effective interest rate method and amounts to USD 4,064 thousand (2021: 2,344 thousand and 2020: nil).
29 Income tax
Income tax payables as of December 31, 2021 and December 31, 2022 comprise the following:

	As of December 31,
In thousands of USD	2021	2022
Income Tax Payables	448	301
Provision for Income Tax	12,833	12,685
Total	13,281	12,986

The reconciliation of tax expense and the effective tax rate was as follows:

	For the year ended December 31,
In thousands of USD	2020	2021	2022
Loss before income tax	(180,732)	(226,463)	(231,290)
Statutory tax rate(1)	27.85%	24.02%	19.25%
Expected income tax benefit	50,342	54,406	44,512

Tax effects of:
Sundry permanent differences	44	970	(1,141)
Effect of functional to local reporting currency in Germany	—	(338)	(4,948)
Equity Transaction costs	3,549	1,878	18
Share based payments	(3,584)	(7,520)	(1,734)
Tax Expenses	(2,338)	(1,605)	(1,438)
Bad debt expense	(1,379)	(439)	(1,180)
Management fees	(5,563)	(6,167)	(4,367)
Interest expense	(439)	(1,324)	(777)

Unrecognized deferred tax asset arising from timing differences relating to:
FX unrealized gain/loss	(1,241)	(1,575)	863
Share based payments	(3,403)	(443)	277
Tax Expenses	(751)	277	192
Sundry temporary differences	(1,885)	(308)	(101)

Minimum tax	(417)	(395)	(637)
Deferred tax not recognized (mainly tax losses carried forward)	(35,874)	(38,707)	(31,573)
Deferred tax: relating to origination and reversal of temporary differences and tax losses	(47)	848	(4,946)

Income tax expense	(2,986)	(442)	(6,979)
Effective tax rate	1.65%	0.20%	3.02%
_________________________
(1)The Statutory tax rate consists of an average tax rate weighted in proportion to accounting profit(loss) in each geographical territory.
Income tax expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2020	2021	2022
Current tax (expense) / income	(2,939)	(1,102)	(2,033)
Deferred tax (expense) / income	(47)	660	(4,946)
Total Income tax (expense) / income	(2,986)	(442)	(6,979)

Tax losses available for offsetting against future taxable profits were as follows:

				As of December 31,
				2020	2021	2022
In thousands of USD Country	Duration	Rate		Accumulated tax loss [gross]	Accumulated tax loss [gross]	Accumulated tax loss [gross]
Germany **	Indefinite	30.2%	*	(32,175)	(37,933)	(27,142)
Morocco	4 years	31.0%		(34,512)	(29,580)	(37,863)
Egypt	5 years	22.5%		(132,244)	(151,823)	(100,454)
Nigeria	Indefinite	30.0%		(248,166)	(269,961)	(252,909)
South Africa	Indefinite	28.0%		(46,853)	(49,591)	(53,251)
Kenya	10 Years	30.0%		(78,780)	(87,785)	(86,933)
Ivory Coast	5 years	25.0%		(34,309)	(34,784)	(35,101)
Ghana	3 years	25.0%		(10,124)	(9,560)	(6,852)
Other	N/A	N/A		(57,191)	(67,864)	(81,040)
Total				(674,354)	(738,881)	(681,545)
_________________________

*	In Germany, the calculation of current tax is based on a combined tax rate of 30.2%, consisting of a corporate income tax rate of 15.8% and a trade tax rate of 14.4%.

**	Accumulated tax losses related to Trade Tax amount to USD 53,474 thousand as of December 31, 2022, not included in the table above.
Various tax rules may limit the use of the tax losses above.
No deferred tax asset has generally been recognized in respect of the tax losses as the latter may either be time barred at the time when they could have otherwise offset taxable profits, may be subject to limitations as to their use, or there is no tax opportunity or other evidence of recoverability within a short timeline. This general principle is subject to a few exceptions disclosed in Note 8.
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
The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the year ended December 31,
In thousands of USD	2020	2021	2022
Numerator
Loss for the period	(183,718)	(226,905)	(238,269)
Less: net loss attributable to non-controlling interest	(36)	(40)	(37)
Loss attributable to Equity of the Company	(183,682)	(226,865)	(238,232)
Denominator
Weighted average number of shares for basic and diluted EPS	160,697,588	193,835,475	200,349,548

Loss per share - basic and diluted	(1.14)	(1.17)	(1.19)

Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	For the year ended December 31,
	2020	2021	2022
Share Options	5,252,152	2,070,033	1,874,830
31 Transactions and balances with related parties
Terms and conditions of transactions with related parties
The following is a description of related party transactions the Group has entered into since January 1, 2020, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.
Transactions with MTN
Our shareholder Mobile Telephone Networks Holdings (Pty) Ltd sold a significant number of shares in Jumia, during the third quarter of 2020, and no longer qualifies as a related party, as of December 31, 2020, December 31, 2021 and December 31, 2022.
The Group engages in several initiatives with affiliates of MTN. For example, consumers may pay for transactions on Jumia’s platform with MTN’s mobile money. The Group has also set up dedicated MTN branded online stores on our platform. For the year ended December 31, 2020, the expenses incurred with MTN amounted to USD 251 thousand.
In 2020, the Group also entered into an agreement in which MTN prepaid for corporate and gift purchases in Jumia’s platform through vouchers, which amounted for the year ended December 31, 2020 to USD 1,097 thousand, which have all been converted into revenue during the period.
Transactions with Key management
Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
In thousands of USD	2020	2021	2022
Short-term employee benefits	3,634	4,236	3,889
Other benefits	53	81	107
Share-based compensation	15,445	9,299	5,155
Total	19,132	13,616	9,151
Additional Compensation to the Former Members of the Management Board
In 2022, the former Management Board were also entitled to receive an additional compensation in the amount of USD 1.7 million, following their resignations.
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
Management considers that the carrying amounts of financial assets measured at amortized cost, and financial liabilities in the financial statements approximate their fair values, due to their short term maturities.

Financial investments measured at fair value
As of December 31, 2022 other financial assets were measured using as inputs quoted prices in an active market, corresponding to the Level 1 of the fair value hierarchy of IFRS 13.
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
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risk relates to foreign currency risks, interest rate risk and security prices. Financial instruments affected by foreign currency risk include cash and cash equivalents, trade and other receivables and trade and other payables. The Group does not hedge its foreign currency risk. Financial instruments affected by interest rate risk and security price risk include financial assets measured at fair value
Foreign currency risk
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
Foreign currency sensitivity
As of December 31, 2022, if the EUR or USD had strengthened/weakened by +/- 5 or +/-10% against all other currencies with all other variables held constant, the hypothetical impact in the major local currencies on pre-tax equity and profit before tax would have been as follows, mainly as a result of foreign exchange gains/losses on translation of trade and other receivables, cash as well as trade and other payables denominated in EUR or USD.
The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies to which the Group is exposed (EUR, AED, XOF, KES, MAD, NGN, DZD, GHS, UGX, ZAR, EGP, TND), with all other variables held constant. The Group’s exposure to foreign currency changes for all other currencies is not material.
The Group assessed a possible change of +/- 5% to Euro (EUR), Algerian Dinar (DZD), West African CFA franc (XOF) and Ugandan Shilling (UGX ) due to valuation fluctuations in 2022 of (0.8)% to 6.0% of these currencies to the

USD, a possible change of +/- 10% to Egyptian Pound (EGP), Nigerian Naira (NGN), South African Rand (ZAR), Moroccan Dirham (MAD), Kenyan Shilling (KES), Ghanaian Cedi (GHS) and Tunisian Dinar (TND) due to valuation fluctuations in 2022 of 6.9% to 66.3% of these currencies to the USD. The Group also assessed a possible change of +/- 5% to Algerian Dinar (DZD), Kenyan Shilling (KES), Ugandan Shilling (UGX ), Nigerian Naira (NGN), South African Rand (ZAR), UAE Dirham (AED) and Tunisian Dinar (TND) due to valuation fluctuations in 2022 of (6.4)% to 3.8% of these currencies to the EUR, a possible change of +/- 10% to Moroccan Dirham (MAD), Ghanaian Cedi (GHS) and Egyptian Pound (EGP) due to valuation fluctuations in 2022 of 7.7% to 56.9% of these currencies to the EUR. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income. The impacts in the major local currencies are as follows:

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in EUR/USD
	5%	(85,448)	(150)
	(5)%	85,448	150
Change in EUR/AED
	5%	1,700	(79)
	(5)%	(1,700)	79
Change in EUR/KES
	5%	(4,932)	31
	(5)%	4,932	(31)
Change in EUR/MAD
	10%	(11,138)	(286)
	(10)%	11,138	286
Change in EUR/NGN
	5%	(11,353)	(118)
	(5)%	11,353	118
Change in EUR/DZD
	5%	(1,288)	(16)
	(5)%	1,288	16
Change in EUR/GHS
	10%	(1,919)	(17)
	(10)%	1,919	17
Change in EUR/UGX
	5%	(1,473)	(26)
	(5)%	1,473	26
Change in EUR/ZAR
	5%	(794)	(3)
	(5)%	794	3
Change in EUR/EGP
	10%	(16,177)	(47)
	(10)%	16,177	47
Change in EUR/TND
	5%	(629)	(21)
	(5)%	629	21

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in USD/XOF
	5%	(1,504)	17
	(5)%	1,504	(17)
Change in USD/KES
	10%	(3,214)	376
	(10)%	3,214	(376)
Change in USD/MAD
	10%	(2,658)	(191)
	(10)%	2,658	191
Change in USD/NGN
	10%	(8,587)	(1,636)
	(10)%	8,587	1,636
Change in USD/DZD
	5%	(733)	—
	(5)%	733	—
Change in USD/GHS
	10%	(692)	(70)
	(10)%	692	70
Change in USD/UGX
	5%	(832)	(38)
	(5)%	832	38
Change in USD/ZAR
	10%	(696)	10
	(10)%	696	(10)
Change in USD/EGP
	10%	(5,037)	420
	(10)%	5,037	(420)
Change in USD/TND
	10%	(1,415)	16
	(10)%	1,415	(16)
Interest rate risk
Interest rate risk is the risk that:
i.the fair value of financial assets or financial liabilities will change due to movements in the interest rate curve; and,
ii.the cash flows of financial assets or financial liabilities will change due to movements in the interest rate curve.
The Group has invested excess cash in financial instruments such as listed investment grade bonds and exchange traded funds pursuant to its cash management strategy, as discussed in Note 12. Changes in the interest rate curve will affect the fair value and/or cash flows of the listed investment grade bonds.
In respect of interest rate risk, management monitors the change in interest rates. The Group does not use derivatives as hedging instruments to limit its exposure from interest rate risks.
As of December 31, 2022, the listed investment grade bonds held by the Group are fixed-rate instruments.

Interest rate sensitivity
As of December 31, 2022, if the interest rate curves had changed by +/-50bps, with all other variables held constant, the hypothetical impact on pre-tax equity would have been as follows:

In thousands of USD		Effect on pre-tax equity
CITI - listed investment grade bonds
	0.5%	(1,231)
	(0.5)%	1,231
Securities price risk
Securities price risk is the risk that the fair value of financial assets held by the Group or the cash flows resulting from a sale of those financial assets will change as a result of a change in the prices of exchange traded funds.
The Group has invested excess cash in financial instruments such as listed investment grade bonds and exchange traded funds pursuant to its cash management strategy, as discussed in Note 12. Changes in the net asset value of the exchange traded funds will change its price, which will affect the fair value of these securities and cash flows resulting from a sale of these securities.
In respect of securities price risk, management monitors the performance of equity markets and equity indexes. The Group does not use derivatives as hedging instruments to limit its exposure from securities price risk.
Securities price sensitivity
As of December 31, 2022, if the exchange traded funds price had changed by 1%, with all other variables held constant, the hypothetical impact on profit before tax would have been as follows:

In thousands of USD		Effect on profit before tax
UBS - exchange traded funds price
	1%	386
	(1)%	(386)
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
Trade receivables
As of December 31, 2022, the Group has as an allowance for uncollectible receivables of USD 6,566 thousand (2021: USD 6,039 thousand) as set out in the Note 13. Additionally, the Group has as an allowance for uncollectible other receivables of USD 970 thousand (2021: USD 375 thousand).
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
Certain Group entities (namely, among others, Ecart Internet Services Nigeria Limited, Jade E-Services Uganda Ltd. and Ecart Services Kenya Ltd.) entered into account compensation and settlement agreements with certain international marketplace vendors. Therefore, the Group has offset associated trade receivables and payables for an amount of USD 152 thousand as of December 31, 2022. (2021: USD 317 thousand).
The Group evaluates the concentration of risk with respect to trade receivables and contract assets as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.
Cash deposits
Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. The Group’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2021 and 2022 is the carrying amount as illustrated in cash and cash equivalents in the consolidated statement of financial position.
The expected credit losses (“ECL”) from cash and cash equivalents, are estimated by the Group as immaterial as of December 31, 2020, 2021 and 2022, due to low credit risk rating of the financial institutions.
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
Other financial assets
The Group’s maximum exposure to credit risk for other financial assets of December 31, 2022 is the respective carrying amount.
As of December 31, 2022, all of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk (stage 1 of the 3-stage model), and the loss allowance recognized during the period was therefore limited to expected credit losses for 12 months. Management considers ‘low credit risk’ for listed bonds to be an investment grade credit rating by a major rating agency. The Group considers that credit risk increases significantly if the credit rating deteriorates to a non-investment grade rating.
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
As all funding has been exclusively obtained from the shareholders and there are no external borrowings, the Group does not incur an interest rate risk at this regard.
Based on the cash flow forecast for 2023, the Group has sufficient liquidity as of December 31, 2022 for the next twelve months.
34 Commitments and contingencies
Tax contingencies
The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.
As of December 31, 2022, there are ongoing tax audits in various countries. Some of these tax inquiries have resulted in re-assessments, whilst others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigation in determining legal provisions. Final claims or court rulings may differ from management estimates. In addition, Management is required to make estimates and judgements about the ultimate outcome of other tax risks that have not led to an investigation or litigation but that, based on Management’s own assessment, may lead to potential tax claims.
As of December 31, 2022, the Group has accrued for net tax provisions (excluding Uncertainty over Income Tax payables in accordance with IFRIC 23 interpretation) in the amount of USD 33,870 thousand (2021: USD 34,221 thousand) as a result of the assessment of potential exposures due to uncertain tax positions as well as pending and resolved matters with the relevant tax authorities (Note 21). Additionally, as of December 31, 2022 Uncertainty over Income Tax payables in accordance with IFRIC 23 interpretation amounts to USD 12,685 thousand (2021: USD 12,833 thousand)
In addition to the above tax risks, in common with other international groups, the conflict between the Group’s international operating model, the jurisdictional approach of tax authorities and some domestic tax requirements in relation to withholding tax and VAT compliance and recoverability rules, could lead to a further USD 17,564 thousand in additional uncertainty on tax positions. The likelihood of future economic outflows with regard to these potential tax claims is however considered as only possible, but not probable. Accordingly, no provision for a liability has been made in these consolidated financial statements.
The Group may also be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote.
Guarantees
The Group has other commitments such as bank guarantees issued. As of December 31, 2022 The Group bank guarantees amount to USD 1,092 thousand (December 31, 2021: USD 1,221 thousand).

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
Lease commitments
As disclosed in Note 19, the Group was committed to short term leases which at December 31, 2022 amounts to USD 1,107 thousand (2021: USD 1,044 thousand).
Other commitments
The Group has committed to pay USD 37.5 million to a service supplier over three years. As of December 31, 2022 the Group has paid USD 12.0 million. The Group will pay USD 12.5 million in December 2023 and USD 13.0 million in December 2024.
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
35 Subsequent events
The Group has not identified any reportable subsequent events.