Form 20-F
period 2023-12-31
Jumia Technologies AG
filed 2024-03-28
CIK 1756708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
202,277,366 ordinary shares, no par value.
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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated filer ☐
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
MARKET AND INDUSTRY DATA
We obtained the industry, market and competitive position data from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, the International Monetary Fund (“IMF”), National Bureau of Statistics (NBS) of Nigeria, Statista, GSMA, Internet World Stats, Brookings Institution and the United Nations. None of the independent industry publications used in this Annual Report were prepared on our behalf.
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
i

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

•exchange controls may restrict the ability of our subsidiaries to convert or transfer sums in foreign currencies;

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
•our business may be materially and adversely affected by violent crime or terrorism or acts of war in any region of Africa;
ii

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
•we may fail to maintain or grow the size of our customer base or the level of engagement of our customers;
•sellers set their own prices and decide which goods they make available on our marketplace, which could affect our ability to respond to customer preferences and trends;
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
Jumia operates a pan-African e-commerce platform. Our platform primarily consists of our marketplace, which connects businesses with customers, our logistics service, which enables the shipping and delivery of packages, and our payment service, JumiaPay, which, together with its network of licensed payment service providers and other partners, facilitates transactions among participants active on our platform. We primarily generate revenue from commissions, where third-party sellers pay us fees based on the goods and services they sell, and from the sale of goods where we act directly as seller. Our revenue is, however, not sufficient to cover our operating expenses. Accordingly, since we were founded in 2012, we have not been profitable on a consolidated basis. We incurred a loss for the year of $226.9 million in 2021 and a loss for the year of $238.3 million in 2022 and a loss for the year of $104.2 million in 2023. As of December 31, 2023, we had accumulated losses of $2.1 billion.
There is no guarantee that we will generate sufficient revenue in the future to offset the cost of maintaining our platform and maintaining and growing our business. Furthermore, even if we achieve profitability in certain of our more mature markets, where e-commerce is growing rapidly, there is no guarantee that we will be able to break even and achieve profitability in other markets, where e-commerce adoption is slower. Our operating expenses may continue to increase as we intend to expend substantial financial and other resources on acquiring and retaining sellers and customers, growing and maintaining our technology infrastructure and sales and marketing efforts and conducting general administrative tasks associated with our business, including expenses related to being a public company. These investments may not result in increased revenue growth. If we cannot successfully generate revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline.

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
We operate in emerging markets in Africa. While we believe that our markets offer opportunities for an e-commerce company, they are also characterized by fragmented and largely underdeveloped logistics, delivery, and digital payment landscapes, which can differ significantly in the customer markets in which we operate. This underdeveloped infrastructure restricts and complicates the movement of people and goods, which may make our delivery service too expensive or our delivery times too long to effectively compete with offline stores, in particular outside of main urban centers. Underdeveloped infrastructure may also limit our growth prospects by obstructing access to potential customers. Lack of an established, secure and convenient cashless payment system in many markets also poses significant challenges for sellers. From our experience, we believe that a large percentage of our customers either do not have a bank account or do not trust online payments, which is why cash on delivery is still a payment method used by many of our customers.
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
The success of our business depends on consumer spending. While we believe that economic conditions in Africa will improve, poverty in Africa will decline and the purchasing power of African consumers will increase in the long term, there can be no assurance that these expected developments will actually materialize. The development of African economies, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, real disposable income, poverty rates, wealth distribution, interest rates, taxation, currency exchange rates, weather conditions, terrorism and acts of war. As our operations in Egypt, Ivory Coast and Nigeria generate a larger portion of our orders and revenue, adverse economic developments in Egypt, Ivory Coast or Nigeria could have a greater impact on our results than a similar downturn in other countries.
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
Third-party sellers and customers transact on our marketplace in local currency. The economies of a number of the African countries in which we operate are affected by high currency exchange rate volatility due to, among other things, inflation, selective tariff barriers, raw material prices, current account balances and widespread corruption and political uncertainty. In particular, inflation indicators reached multi-decade highs across a number of our countries at the end of 2023, with core consumer price index (“CPI”) year-over-year increases in December 2023 of 34% in Egypt, 29% in Nigeria and 23% in Ghana, according to IMF data and the National Bureau of Statistics (NBS) of Nigeria. Inflation levels are expected to remain elevated throughout 2024. Higher inflation rates are putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. Challenges on both the supply and demand fronts negatively affected the performance of our usage indicators, GMV, Orders and Quarterly Active Customers, in 2023. In addition, the inflationary pressure and currency devaluations, including the devaluation of the Nigerian Naira in June 2023 and of both the Nigerian Naira and the Egyptian Pound in the first quarter of 2024, are further exacerbated by the Ukraine and Russia war and other acts of war and acts of terrorism with notable exposures in a number of African countries such as Egypt that are dependent on the agricultural product imports from Russia and/or Ukraine.

Currency volatility and high inflation in any of the countries in which we operate could increase the cost of goods to our third-party sellers while decreasing the purchasing power of our customers. If sellers are unable to pass along price increases to customers, we could lose sellers from our marketplace. Similarly, if customers are unwilling to pay higher prices, we could lose customers.
The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.
Exchange controls may restrict the ability of our subsidiaries to convert or transfer sums in foreign currencies.
Our ability to generate operating cash flows at the level of the Company depends on the ability of its subsidiaries to upstream funds. Several of the countries in which we currently operate, including Egypt, have exchange controls and other regulations that can, from time to time, place restrictions on the exchange of local currency for foreign currency and the transfer of funds abroad. These controls generally have not created major operational problems in the past because of our negative profitability, but may become more onerous in the future. These controls and regulations can make it more expensive to exchange local currency for foreign currency and can extend the timeline of foreign exchange transactions. These controls and other controls that may be implemented in the future could limit the ability of our subsidiaries to transfer cash to us.
For example, we have not obtained valid certificates of capital importation (“CCIs”), which are required to repatriate imported funds and related proceeds via the Nigerian foreign exchange market, for all of the funds we have imported in Nigeria. While the company does not have an immediate need to repatriate funds from Nigeria, Jumia has started working with licensed operators and on the restructuring of the financing of its operations in Nigeria in order to allow Jumia to repatriate these funds and related proceeds. However, there can be no assurance that Jumia will be successful in this endeavor. Any failure could impact Jumia’s ability to repatriate these funds and related proceeds or the exchange rate at which a repatriation could be affected.
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
Further, the terrorist attacks of Boko Haram have created considerable economic instability in northeastern Nigeria for over a decade. Although it is difficult to quantify the economic effect of Boko Haram’s terrorist activities, countless markets, shops, and schools have been temporarily or permanently closed over the years out of fear of coordinated attacks. In some of the areas most devastated by terrorism, commercial banks have chosen to remain open for only three hours per day. Many Nigerians have also chosen to migrate from the north to the south, or out of the country altogether. If Boko Haram’s terrorist activities were to spread throughout Nigeria, the increasing violence could have material adverse effects on the Nigerian economy. An increase in violent crime or terrorism in any region of Africa may interfere with deliveries, discourage economic activity, weaken consumer confidence, diminish consumer purchasing power or cause harm to our sellers and customers in other ways, any of which could have a material adverse effect on our business, financial position, results of operations and prospects.
Growth of our business depends on an increase in internet penetration in Africa and other external factors, some of which are beyond our control.
Our business model relies on an increase in internet penetration and digital literacy in Africa. Even though the main urban centers of Africa typically offer reliable wired internet service, a substantial portion of the population are inhabitants of rural areas, which largely depend on mobile networks. Internet penetration in the markets in which we operate may not reach the levels seen in more developed countries for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed implementation of performance improvements or security measures. The internet infrastructure in the markets in which we operate may not be able to support growth in the number of users, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may also impede improvements in internet reliability. If telecommunications services are not sufficiently available to support the growth of the internet, response times could be slower, which would reduce internet usage and harm our platform. Internet penetration may decline if providers become insolvent or decide to exit a specific country. The price of personal computers, mobile devices and internet access, particularly with respect to mobile data rates, may also limit the growth of internet penetration in the markets in which we operate. Accordingly, there is no guarantee that internet penetration rates, and in particular, mobile internet penetration rates, will continue to grow as we anticipate. Internet penetration in our target markets may even stagnate or decline. Digital illiteracy among many customers and sellers in Africa presents obstacles to e-commerce growth.
If internet penetration and digital literacy do not increase in our markets of operation, it could have a material adverse effect on our business, financial condition, results of operations and prospects.
The continued growth of our business and e-commerce will depend on a number of other factors, some of which are beyond our control, including, the trust and confidence level of e-commerce sellers and customers, changes in demographics and customer tastes and preferences. Even if internet penetration rates increase, physical retail or face-to-face transactions may remain the predominant form of commerce in our markets due to, among other factors, a lack of trust and confidence in e-commerce offerings. There is no guarantee that customers will adapt to the use of the internet for customer transactions on the scale we anticipate.
A failure of e-commerce to continue to grow as we anticipate in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face competition, which may intensify.
As the e-commerce business model is relatively new in the markets in which we operate, competition for market share may intensify significantly. Current competitors, such as Amazon and noon in Egypt, Konga in Nigeria or Takealot and Superbalist, which are both part of the Naspers group, in South Africa, may seek to intensify their investments in those markets and also expand their businesses in new markets. In digital services, we face competition from companies such as OPay and PalmPay. Some of our competitors currently copy our marketing campaigns, and such competitors may undertake more far-reaching marketing events or adopt more aggressive pricing policies, all of which could adversely impact our competitive position. We also compete with a large and fragmented group of offline retailers, such as traditional brick-and-mortar retailers and market traders, in each of the markets in which we operate. In addition, new competitors may emerge, or global e-commerce companies, such as Amazon, Asos, Alibaba or Shein, which already offer shipping services to certain African countries for a selection of products, may expand across our markets, and such competitors may have greater access to financial, technological and marketing resources than we do. We also face competition from transactions taking place through other platforms, including via social media sites such as Instagram or Facebook.
Competitive pressure from current or future competitors or our failure to quickly and effectively adapt to a changing competitive landscape could adversely affect demand for the goods available on our marketplace and could thereby adversely affect our growth. Given the early stage of the e-commerce industry in the markets in which we operate, the share of goods sold and purchased via e-commerce may be small and loyalty of sellers and customers may therefore be low. Current or future competitors may offer lower commissions to sellers than we do, and we may be forced to lower commissions in order to maintain our market share.
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
If we fail to compete effectively, we may lose existing sellers or customers and fail to attract new sellers or customers, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we are unable to adapt to changes in our industry or successfully launch and monetize new and innovative technologies, our growth and profitability could be adversely affected.
The internet and e-commerce industry is characterized by rapidly changing technology, evolving industry standards, new product and service introductions and changing customer demand. Despite our investment of significant resources in developing our infrastructure, such as our logistics service, changes and developments in our industry may require us to re-evaluate our business model and significantly modify our long-term strategies and business plan.
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
•our ability to collect, combine and leverage data about our customers collected online and through our new technology in compliance with data protection laws; and

•general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.
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
We partner with numerous third parties. For example, more than 400 logistics providers are integrated into our logistics service and help us and our sellers deliver goods to customers. Additionally, we may enter into new strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party, any economic or business interests of the other party that are inconsistent with ours, the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results, loss of key personnel, actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws, including licensing requirements, reputational concerns regarding our partners or our leadership that may be imputed to us, bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship, and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, these relationships may not deliver the benefits that were originally anticipated.
Any of these factors may have a material adverse effect on our business, financial condition, results of operations and prospects.
We may fail to maintain or grow the size of our customer base or the level of engagement of our customers.
The size and engagement level of our customer base are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining, and engaging Quarterly Active Customers. We continue to invest significant resources to grow our customer base and increase participant engagement, whether through innovation, providing new or improved goods or services, marketing efforts or other means. We cannot assure that our customer base and engagement levels will continue growing at satisfactory rates, or at all. Our customer growth and engagement could be adversely affected if, among other things:
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
Sellers set their own prices and decide which goods they make available on our marketplace, which could affect our ability to respond to customer preferences and trends.
We do not control the portfolio or pricing strategies of our sellers, which could affect our ability to effectively compete on the breadth of our product assortment or on price with the other distribution channels. Our sellers may be unaware of customer preferences and trends and fail to offer the products our customers prefer. Additionally, our sellers may employ different pricing strategies based on the geographical location of customers, which could lead customers to look for more competitively priced products on other distribution channels. Our sellers may also engage in fictitious pricing, an advertising tactic wherein sellers exaggerate the level of discounts provided on certain products by comparing the discount price to a prior-reference price at which the product was never really offered for sale. Such tactics, if perpetrated by our sellers, may alienate customers from our marketplace and harm our reputation. Moreover, sellers that are prevented from engaging in fictitious pricing on our marketplace may choose to list their goods on other channels instead of our marketplace, which could also result in a loss of customers.
If customers are unable to purchase their preferred products at competitive prices on our marketplace, they may choose to purchase products elsewhere, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We depend on third-party carriers as part of our fulfillment process.
We depend on the services of third-party carriers for the delivery of a large number of goods to our warehouses and subsequently to the distribution centers of third-party carriers and from there to our customers. Even where goods do not enter our warehouses, these goods are handled by third-party carriers who directly receive them from sellers.
Consequently, we have only limited control over the timing of deliveries and the security and quality of the goods while they are being transported. Customers may experience shipping delays due to inclement weather, natural disasters, employment strikes or terrorism, and/or goods may be damaged or lost in transit. If goods are of a poor quality or damaged or lost in transit, not delivered in a timely manner, or if we are not able to provide adequate customer support, our customers may become dissatisfied and cease buying their goods through our marketplace.
It may be difficult to replace any of our current third-party carriers due to a lack of alternative offerings at comparable prices and/or service quality in the relevant geographic area. Given the infrastructure deficiencies in the markets in which we currently operate, experienced and highly qualified third-party carriers are in increasing demand and accordingly, have only limited capacities. As a result, competition for delivery capacities may intensify even further. In addition, our carriers may increase their prices, which would adversely affect our results. Our third party-party carriers may fail to secure or maintain licenses required to operate and may be required to stop operating if their activities are not duly licensed. Furthermore, as we continue to grow, our existing carriers may be unable to keep up with such growth, and we may have to contract additional carriers. There is no guarantee that their services and prices will be satisfactory to us or our customers. An inability to maintain and expand a network of high-quality third-party carriers at attractive costs could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
We have experienced and will likely continue to experience system failures, denial-of-service attacks and other events or conditions from time to time that interrupt the availability or reduce the speed or functionality of our websites and mobile applications. Reliability is particularly critical for us because the full-time availability of our payment services is critical to our goal of gaining widespread acceptance among customers and sellers, in particular with respect to digital and mobile payments. Frequent or persistent interruptions in our services could cause current or potential customers to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our sites, which could irreparably harm our reputation and brands. To the extent that any system failure or similar event results in damages to our customers or their businesses, these customers could seek significant compensation from us for their losses and such claims, even if unsuccessful, would likely be time consuming and costly to address.
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
We operate websites, apps and other technology systems through which we collect, maintain, transmit and store sensitive information, such as credit or debit card information, about our customers, sellers, suppliers and other third parties. We also store proprietary information and business secrets. Additionally, we employ third-party service providers that store, process and transmit such information on our behalf, in particular payment details. Furthermore, we rely on encryption and authentication technology licensed from third parties to securely transmit sensitive and confidential information. While we take steps such as the use of password policies and firewalls to protect the security, integrity and confidentiality of sensitive and confidential information, our security practices may be insufficient and third parties may access our technology systems without authorization – such as through trojans, spyware, ransomware or other malware attacks – which may result in unauthorized use or disclosure of such information. Such attacks might lead to blackmailing attempts, forcing us to pay substantial amounts to release our captured data or resulting in the unauthorized release of such data. Given that techniques used in these attacks change frequently and often are not recognized until launched against a target, it may be impossible to properly secure our technology systems. In addition, technical advances or a continued expansion and increased complexity of our technology platform could increase the likelihood of security breaches. For example, in early 2022, we experienced a cybersecurity incident in which an unauthorized third-party gained access to limited data within Jumia’s information technology systems. The incident did not impact our operations and we took remedial measures to contain it. While we intend to make additional investments into our information technology and systems to protect the security, integrity and confidentiality of our data, there can be no assurance that a similar incident will not happen in the future.

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
We have historically experienced growth in our usage indicators, such as Annual Active Customers, Quarterly Active Customers, Orders or GMV. In 2023, our usage indicators declined and there can be no assurance that we will resume our historical growth in the future. The levels of marketing investments and promotional intensity may fluctuate over time which may negatively affect usage indicators. External effects, such as acts of war and acts of terrorism, which have caused supply and logistics challenges for our business, may also negatively affect our growth trajectory. In addition, a shift in the relative proportion of first-party sales to third-party sales may significantly and negatively affect any reported revenue growth and could even lead to a decline in reported revenue.
The growth of our business is dependent on our ability to both retain existing and add new sellers, which we may not be able to continue to do at historic rates and acquisition costs, or at all. As we scale our business, we face the risk that our current sellers may not successfully increase their offers to keep up with increasing customer demand, which may require us to increase our first-party sales. Alternatively, we could select and onboard new local or international sellers to keep up with the increasing customer demand; however, doing so might prove more difficult than expected or we may not be able to onboard new sellers at all. Furthermore, if we onboard too many international sellers, we risk alienating local sellers which would compound supply issues.
Our local sellers, some of whom rely on imports for supply, may be negatively affected by local currency devaluations as well as global supply chain disruption. Curtailed access to supply for our local sellers may negatively affect the breadth of assortment on our platform which in turn may affect usage growth and overall performance of the business.

We also face the risk of losing sellers due to seller insolvency. If any of our current sellers were to become insolvent, they would no longer be able to offer products on our marketplace. Additionally, they may not be able to fulfill open orders and deliver products as promised. Furthermore, if we pay a seller before such seller fulfills its obligations to our customers, we may be unable to recover from such a seller any funds paid for undelivered items, for example if the seller becomes insolvent.
The occurrence of any of the risks described above could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be able to manage future growth efficiently, which may adversely affect our business.
We aim to grow our business and our leadership in the markets in which we operate. If we succeed in significantly increasing the number of our Annual Active Customers, we will be required to further expand and improve our marketplace, technology systems, fulfillment infrastructure and customer support, which we may not achieve in a timely and cost-effective manner. If we are unable to successfully manage future growth, customer satisfaction and our reputation may be negatively affected.
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
We may fail to effectively monetize our services, particularly as a number of our monetization avenues are nascent or untested. For example, as the competitive landscape in Africa increases, we may need to decrease the rate of our seller commissions in order to retain our seller base. Additionally, effective monetization of our nascent marketing and advertising service depends on our ability to generate sufficient usage on our platform and an attractive return on investment to advertisers. Furthermore, we cannot guarantee the successful off-platform expansion of JumiaPay. Any failure to successfully monetize these or other of our services could negatively affect our business and prospects.
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
Our policy is to delist any goods or sellers who repeatedly fail to meet our performance standards (e.g., product quality, environmental compliance and labor relations standards), which may lead to a significant reduction of sellers on our marketplace. Furthermore, sellers may decide to cease cooperating with us, discontinue their operations, or may face financial distress or other business disruptions. As a result, we may not be able to maintain and expand our product offering and may consequently lose customers to competitors with a larger seller base.
An inability to find, engage and retain the right sellers could have a material adverse effect on our business, financial condition, results of operations and prospects.
In order to offer our customers an attractive product mix, we may be required to find sellers abroad or to engage in selling goods ourselves.
The more attractive the product mix on our marketplace, the more customers visit our marketplace and order from our sellers. However, there can be no assurance that our sellers will offer a product mix that is attractive to our customers. If we identify gaps in the product offering on our marketplace, we either seek to have sellers from abroad, such as China, offer their goods on our marketplace or, in some cases, decide to sell goods ourselves. Sellers from abroad may, however, not be sufficiently familiar with local customer preferences or only be interested in listing high value goods, as low value goods may not allow them to recover the costs incurred for sales over our marketplace.
Furthermore, there can be no assurance that sellers from abroad will not face issues with import restrictions or delays in obtaining required customs clearances. As a growing percentage of our revenue stems from cross-border sales, future import restrictions, delays in obtaining required customs clearances, in particular with respect to goods imported from China, or events negatively affecting international trade may have a material adverse effect on our revenue.
Where we engage directly in selling goods, we take on inventory risk. Customer preferences regarding price, quality and design of certain goods may change rapidly, making it difficult to accurately forecast future demand. If we fail to correctly anticipate the demand, we may not be able to avoid overstocking or understocking certain goods. If we underestimate demand, this may result in a loss of customers who are unsatisfied with our delivery times. If we overestimate demand, we may experience excess inventories and may ultimately be forced to record losses for write-offs on inventory. In order to sell such excess inventories, we may choose to sell goods at significant discounts, which may adversely affect our profit margins and the level of prices we can demand for other goods, which may have a material adverse effect on our business, financial condition, results of operations and prospects.
We face challenges with failed deliveries, excessive returns and voucher abuse, which may materially and adversely affect our business and prospects.
Many of our orders are home delivery. For home deliveries, customers need to be present at the point of delivery or need to have made arrangements for drop-off or delivery to a third person. In addition, for orders to be paid in cash on delivery, the relevant customer must provide payment at the time of delivery. However, there is no guarantee that our customers will actually be present at scheduled delivery locations at the scheduled delivery times. If a customer is not present and has not made other arrangements, we schedule a new delivery time. We typically make three delivery attempts, and if all of these attempts fail, we return the product to the seller. If there is a failed delivery, we are required to notify the seller within 21 days of when the package was shipped. If we do not notify the seller within this timeframe, we must take possession of the item and accept the loss as a result of the failed delivery.
Even if the product is successfully delivered to the customer and delivery is verified, most of our sellers are required, either by local regulations or by our operating standards, to allow customers to return goods within a certain period of time after delivery. For example, in Egypt, which is one of our largest markets, customers have a legal right to return any product within fourteen days after delivery so long as the product is in the same condition as when delivered. Furthermore, if our sellers offer more customer friendly return policies, the number of returns may increase, which could adversely affect our business. We also utilize an algorithm that determines, based upon a number of factors, whether a customer will receive a refund for a returned item. In some instances, the algorithm might make a refund determination before our after-sales team is able to review and process the refund. Any mistakes or errors in the algorithm could result in mistaken refunds, which in turn could result in loss of sales.
In certain markets, we also offer guarantees in the event that a damaged or defective product is delivered. Although we have instituted these guarantees in an effort to increase customer satisfaction, customers may abuse our guarantee policies which could harm our business. Additionally, we seek to increase customer satisfaction across all markets by offering apology vouchers to our customers on a case-by-case basis in the event of a failed or incorrect delivery. However, we periodically experience fraud and voucher abuse wherein account owners have managed to receive duplicate apology vouchers for the same transaction.
A significant increase in failed deliveries, excessive or mistaken returns, or voucher abuse – due to changing customer behavior, customer dissatisfaction with our goods or customer service, or otherwise – may force us to allocate additional resources to mitigating these issues, may force us to waive our commission fees and may materially and adversely affect our business, financial condition, results of operations and prospects.
We face risks associated with our use of third-party delivery agents and our acceptance of cash on delivery as a payment method, which may materially and adversely affect our business and prospects.
We face risks associated with our use of third-party delivery agents, including the risk that such agents might misappropriate inventory. Additionally, we struggle to verify delivery when our third-party delivery partners deliver packages without obtaining customer signatures. When goods are delivered without verification, we may be required to deliver a duplicate product.
We also face risks associated with our acceptance of cash on delivery as a payment method. When a third-party delivery agent successfully delivers a product and accepts cash payment from the customer, we face the risks of late collections (in the event that the third-party delivery agent does not remit the funds to us on time) or unrecoverable receivables (in the event that the third-party delivery agent commits fraud or becomes insolvent). These risks are particularly acute in countries where the percentage of outsourced deliveries is high.
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
We operate a marketplace where sellers can offer their goods and directly contact our customers. Customers or regulatory authorities may allege that items offered or sold through our marketplace infringe third-party copyrights, trademarks and patents or other intellectual property rights, are pirated or illegal or violate consumer protection laws or regulations. While we have adopted certain measures to verify the authenticity of goods sold on our marketplace (for example, periodic screening procedures, content verification for new sellers or for sellers who sell goods at prices that seem too low for genuine goods) and to penalize sellers who attempt to sell infringing goods, these measures may not always be successful in minimizing potential violations and/or infringement of third-party intellectual property rights.
When we receive complaints or allegations regarding infringement or counterfeit, pirated or illegal goods, we follow certain procedures to verify the nature of the complaint and the relevant facts in order to be able to determine the appropriate action, which may include removal of the item from our marketplace and, in certain cases, discontinuing our relationship with a seller who repeatedly violates our policies. We believe these procedures are important to ensure confidence in our marketplace among sellers and customers. However, these procedures could result in the delay of de-listing of allegedly infringing goods and may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for unlawful activities carried out, including goods listed, by third parties on our platform.
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
In addition, the public perception that counterfeit, pirated or illegal items are commonplace on our marketplace or perceived delays in our removal of these items, even if factually incorrect, could damage our reputation, result in lower list prices for goods sold through our marketplace, deter sellers, customers and brands from doing business via our platform, harm our business, result in regulatory pressure or action against us and diminish the value of our brand.
The materialization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.
Harmful goods, product defects and product recalls could adversely affect our business and reputation.
As the goods offered through our marketplace are manufactured by third parties, we have only limited control over the quality of these goods. We cannot always effectively prevent our sellers from selling harmful or defective goods, which could cause death, disease or injury to our customers or damage their property. We may be seen as having facilitated the sale of such goods and may be forced to recall such goods. Where we act directly as seller, we may also have to recall harmful goods. In all of these cases, we may not be able to avoid product liability claims and/or administrative fines or criminal charges against us. There is no guarantee that we will be adequately insured against such risks or that we will be able to take recourse against the sellers or suppliers from whom we sourced these goods, in particular if the seller or supplier is located in a foreign country where enforcement of our rights may be difficult, such as China, or does not have sufficient capital to indemnify us. In addition, any negative publicity resulting from product recalls or the assertion that we sold defective goods could damage our brand and reputation.
The sale of harmful or defective goods and product recalls could have a material adverse effect on our business, financial condition, results of operations and prospects.
Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted on our platform could harm our business.
We face risks with respect to fraudulent activities on our platform. Given the countries in which we operate, the number of participants on our platform and the fragmentation of our business, it is a challenge to anticipate, detect and address fraudulent activities. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among sellers, customers and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our platform to sellers or customers.
For example, we may receive complaints from customers who may not have received goods that they had purchased, or complaints from sellers who have not received payment for the goods ordered. In addition to fraudulent transactions with legitimate customers, sellers may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our marketplace, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers and may harm customers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is.
We have experienced improper practices, including practices engaged in by our independent sales consultants and a small number of our employees. For example, in September 2022, we discovered that an employee in Kenya manipulated certain seller payment entries and misappropriated payments in 2021 and 2022. While the financial impact in this case was not material (below $150 thousand), any such illegal, fraudulent or collusive activities by our employees could have a material adverse effect on our business, financial condition, results of operations and prospects and could subject us to liability or negative publicity. Allegations of employee misconduct have led us to improve our internal controls and our cash reconciliation system. We routinely monitor our internal controls, processes and procedures at a country and group level, but we can provide no assurances that such controls, processes and procedures will prove effective. Any illegal, fraudulent or collusive activity conducted by our employees could adversely affect our profitability and could severely damage our brand and reputation as an operator of a trusted marketplace, which could drive sellers, customers and other participants away from our marketplace.
Negative publicity and customer sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees could severely diminish customer confidence in us and in our services, reduce our ability to attract new or retain current customers, sellers and other participants, discourage banks and card issuers from allowing their payment instruments to be used to conduct transactions on our platform, harm investor confidence, negatively affect our ability to raise additional capital, damage our reputation and diminish the value of our brand; any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition to seller fraud and fraud committed by our employees, partners or other third parties, we face the risk of fraud perpetrated directly by our customers. Customer fraud may harm seller confidence in the integrity of our marketplace and the certainty of payment and may harm our reputation, including our reputation with our payment partners.
We may be subject to chargeback and refund liability if our sellers do not reimburse chargebacks or refunds resolved in favor of their customers.
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
The successful operation and expansion of our logistics service is crucial to maintain and enhance customer satisfaction and to our business and continued growth.
Our warehouses handle a number of functions, including inbound freight, storage, packaging, outbound freight, and handling of returns. These processes are complex and depend on sophisticated know-how and technological infrastructure. Any failure or disruption of our logistics, including due to software malfunctions, inability to renew leases for existing offices or warehouses, theft from or disruptions to the processes within our warehouses, labor strikes, fires, natural disasters, pandemics (such as COVID-19), acts of terrorism, vandalism or sabotage could adversely affect our ability deliver goods ordered via our marketplace in a timely manner, increase our logistics costs and harm our reputation.
Furthermore, delivery times for our goods vary due to a variety of factors such as relevant goods, stock levels, location of warehouses from which goods are shipped, speed of our sellers, number of goods included in the relevant order, country in which sellers and customers are located and the speed of third-party carriers. Customers may expect faster delivery times and more convenient deliveries than we can provide. If we are unable to meet customer expectations, or if our competitors are able to deliver goods faster or more conveniently, our reputation and competitiveness may suffer and we could lose customers, which could adversely affect our revenue.
Additionally, we face the risk that any of our third-party carriers, who often collect cash-on-delivery payments from our customers, may become insolvent, in which case our delivery capability would be adversely affected, and we would be unable to collect the cash payments such a carrier still held on our behalf. Even though we would not be able to collect from an insolvent third-party carrier, we would still be obligated to pay our sellers whose goods were already delivered to customers. The insolvency of any of our third-party carriers could harm our business and financial condition.
Our current logistics capacity may prove insufficient if our business grows. There is no guarantee that we will be able to open additional warehouses, find delivery partners with sufficient capacity in an efficient and timely manner, lease additional suitable warehouses on acceptable terms, expand other areas of our fulfillment process to the extent necessary or recruit qualified personnel required to operate our warehouses and manage such expansion. Any failure to expand our logistics capacity to meet the demands of our continued growth could prevent us from growing our business.
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
We cooperate with a number of third-party logistics and delivery companies to help our sellers fulfill orders and deliver their goods to customers, in particular with respect to last-mile delivery, and to meet the requirements of our third-party logistics clients. We have established a logistics information platform that links our information system to those of our logistics partners. Interruptions to or failures in our third-parties’ logistics and delivery services, or in our logistics information platform, could prevent the timely or proper delivery of goods to customers, which could harm our reputation, in particular if such interruptions or failures occur during one of our key sales events, like Black Friday. These interruptions may be caused by events that are beyond our control or the control of these third parties, such as inclement weather, natural disasters, transportation disruptions or labor or other political unrest. Our logistics and delivery services could also be affected or interrupted by industry consolidation, service provider failure, insolvency, change in regulations or government shut-downs.
If the logistics information platform we use were to fail for any reason, our logistics providers may find it more difficult or even impossible to connect with our sellers, and their services and the functionality of our platform could be severely affected. Our existing disaster recovery plans may not be sufficient to ensure a timely remediation of such failures or disruptions.
In addition, in the event of any interruptions to or failures in our third-parties’ logistics and delivery services, or in our logistics service, we could be held liable by our sellers and/or customers for any resulting damage.
If goods sold on our marketplace are not delivered in proper condition, on a timely basis or at shipping rates that marketplace participants are willing to bear, it could have a material adverse effect on our business, financial condition, results of operations and prospects.
The costs of our logistics service are subject to fluctuation in the prices of raw materials and fuel, and we may not be able to pass on price increases to our sellers and customers.
Our logistics service provides solutions for the delivery of goods ordered through our marketplace. Our logistics service includes a number of logistics partners, with whom we agree on certain economical terms and settle the incurred costs. While we seek to pass on to our sellers and customers most of the costs of these logistic services, we typically bear the risk of cost fluctuation. The costs of our logistics service are typically influenced by a variety of factors, many of which are beyond our control, including raw material and fuel prices which are volatile in our countries of operation, labor costs, rent levels, import tariffs and fluctuation in foreign exchange rates, the capacity and utilization rates of our sellers and carriers, which in turn depend on general demand, as well as the quantities of goods we demand and our specifications. As a result, our costs may vary considerably in the short-term and increase significantly if certain partners experience shortages. There is no guarantee that we will be able to pass on such costs to our sellers or customers through price increases, and such price increases could adversely affect demand for the goods or services sold on our marketplace. If competitors are able to offer lower prices as they benefit from decreasing raw materials or fuel prices, sellers and customers may demand that we also lower our prices, irrespective of the actual development of our costs.
Increases in logistics costs and an inability to pass on such increases to our sellers and customers could have a material adverse effect on our business, financial condition, results of operations and prospects.
Changes in how customers fund their transactions using our payment service could harm our business.
We may pay significant transaction fees when customers fund payment transactions using credit, debit or prepaid cards, mobile money or via bank transfers, and no fees when customers fund payment transactions from an existing Jumia account balance or when customers pay cash on delivery.
The financial success of our payment services is sensitive to changes in the rate at which our customers fund payments, which can significantly increase our costs. Some of our customers may prefer to use credit, debit or prepaid cards due to their functionality and/or benefits. An increase in the proportion of more expensive payment forms as compared to less expensive payment forms could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our payment service, JumiaPay, could fail to function properly, and we may not be able to expand or integrate JumiaPay into other online portals.
JumiaPay, together with its network of licensed payment service providers and other partners, facilitates transactions between sellers and customers and provides certain participants with access to financial services. Due to the variety and complexity of the payment methods we offer, we may experience failures in our checkout process, such as banks rejecting payment or customers having insufficient funds, which could adversely affect our conversion rate, defined as the share of potential customers visiting our marketplace who actually place an order, and our business. We may also experience complications and errors in our payment processing services such as paying duplicate refunds to certain customers or failing to remit refunds to our customers in a timely manner.
We rely on third parties to provide payment processing services. We also rely on third-party payment processors, and encryption and authentication technology licensed from third parties, to securely transmit customers’ personal information. If these companies become unwilling or unable to provide these services or increase their fees, such as bank and intermediary fees for card payments, our operations may be disrupted and our operating costs could increase. Our invoice and billing systems may malfunction due to the implementation of new payment methods and technology, errors in existing codes or other technology issues. Any such issues may impair our ability to create correct invoices, avoid the recording of duplicate invoices or payments and collect payments in a timely manner, or at all. Even though we aim to contract with multiple providers with overlapping competencies, we cannot guarantee that our third-party sellers will not experience a disruption in their services, increase their costs, or discontinue their services.
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
A number of jurisdictions where we operate have enacted legislation regulating payment service providers, money transmitters and/or electronic payments or funds transfers. In a number of these countries, the legal framework, its interpretation and/or enforcement has recently changed substantially and we are challenged to adjust our operations. If our operation of JumiaPay were found to be in violation of payment services laws or regulations or any tax or anti-money laundering regulations, or engaged in an unauthorized banking or financial business, we could be subject to liability, forced to cease doing business with residents of certain countries, or forced to change our business practices. For example, in Nigeria, we agreed with the Central Bank of Nigeria to adjust our operating model temporarily until we secured a payment services provider license in April 2022.
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
JumiaPay often relies on payment providers and aggregators to facilitate customer payments. Payment providers and aggregators collect payment from customers via credit, debit or prepaid cards, mobile money accounts or bank transfers and then forward payment to the merchants, usually within one to three business days. Thus, payment providers allow merchants to collect card or bank transfer payments without establishing a direct relationship with banks and/or card networks used by our customers. Additionally, in 2019, in connection with an investment of Mastercard into us, we entered into a commercial agreement with Mastercard with a term of ten years, which provides Mastercard with priority in delivering payment network-based solutions and technologies related to our business. This agreement could lead to a deterioration of our relationship with other service providers. If our relationship with such other service providers or third-party aggregators weakens, our ability to provide payment services to our customers may be adversely affected. Lastly, if these third-party providers and aggregators fail to meet certain quality standards, our business and reputation may suffer. If we fail to extend or renew agreements with these aggregators on acceptable terms, this may have a material adverse effect on our business, financial condition, results of operations and prospects.
Changes to payment card networks or bank fees, rules, or practices, or our inability to allow customers to use payment cards on our platform could harm our business.
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
We are required by our processors to comply with payment card network operating rules, including special operating rules for payment service providers to sellers, and we have agreed to reimburse our processors for any fines they are assessed by payment card networks as a result of any rule violations by us or our sellers. The payment card networks set and interpret the card operating rules and could interpret or re-interpret existing rules or adopt new operating rules that we or our processors might find difficult or even impossible to follow, or costly to implement. As a result, we could lose our ability to give customers the option of using payment cards to fund their payments or the choice of currency in which they would like their card to be charged. Any inability to accept payment cards or any meaningful limitation in our ability to do so, could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
If purchases or payments are not properly authorized or payment confirmations are transmitted in error, the relevant customer may have insufficient funds or be able to defraud us, which could adversely affect our operations and result in increased legal expenses and fees. Customers who are victims of fraudulent transactions where outside individuals use valid customer account data to purchase goods, including as a result of identity theft, generally, have the right to require that we return those funds. In such instances of fraud, we may not be able to, or may not seek to, recover these chargebacks. We operate a delayed settlement regime in an effort to prevent this type of fraud and avoid distributing funds to insolvent sellers that fail to deliver their products. However, we cannot guarantee that such a regime will always prove effective.
Because our payment service, JumiaPay, is highly automated and allows for instant payment, we experience heightened susceptibility to fraud. We cannot completely guard against internal or external intruders into our data platform who may seek to use or manipulate our systems to create, transfer, or otherwise misappropriate funds belonging to legitimate customers or to create new accounts or modify or delete existing accounts. We aim to balance convenience and security for sellers and customers, and we cannot guarantee that we will be completely successful in preventing fraud. Furthermore, permitting new and innovative online payment options may increase the risk of fraud. High levels of fraud could result in an obligation to comply with additional requirements, pay higher payment processing fees or fines, or prevent us from retaining our customers.
Fraudulent behavior could subject us to liability, damage our reputation and brand and could have a material adverse effect on our business, financial condition, results of operations and prospects.
Dissatisfaction with our customer support could prevent us from retaining our customers.
As most interactions with customers and sellers are conducted online, customers and sellers may become frustrated when they cannot communicate with a representative over the phone. We pursue a multi-channel approach to customer support, responding to requests by email, through our hotlines and via social media. The satisfaction of our customers depends on the effectiveness of our customer service, particularly our ability to deal with complaints in a timely and satisfying manner. As we continue to grow, we may need to add customer support capabilities and may not be able to do so in a timely manner or in a manner consistent with our expense reduction goals, or at all. Any unsatisfactory response or lack of responsiveness by our customer support team, whether due to interruptions of our hotlines or other factors, could adversely affect customer satisfaction and loyalty.
Dissatisfaction with our customer support could have a material adverse effect on our business, financial condition, results of operations and prospects.
Any failure to maintain, protect and enhance our reputation and brand may adversely affect our business.
The recognition and reputation of our brand among our platform participants are critical for the growth and continued success of our business and for our competitiveness in the markets in which we operate. Any loss of trust in our platform could harm the value of our brand and result in customers and sellers ceasing to transact business on our marketplace or participants reducing the level of their commercial activity in our ecosystem, which could materially reduce our revenue and profitability. As competition intensifies, we anticipate that maintaining and enhancing our reputation and brand may become increasingly difficult and expensive, and investments to improve our reputation and increase the value of our brand may not be successful. Many factors, some of which are beyond our control, are important for maintaining and enhancing the reputation of our platform and brand, including our ability to:
•maintain and improve the reliability and security of our platform;
•maintain and improve the popularity, attractiveness, diversity, quality and value of the goods and services offered on our platform;
•increase brand awareness through marketing and brand promotion activities;

•preserve our reputation;
•maintain and improve our relationships with sellers;
•maintain and improve customer satisfaction and loyalty;
•maintain and improve the efficiency, reliability and quality of our payment and logistics services; and
•manage new and existing technologies and sales channels, including our mobile applications.
Any failure to offer high quality goods and excellent customer service could subject us to legal action or damage our reputation and brand and lead to a loss of customers. For example, administrative agencies in several countries in which we operate require certification for various consumer goods before they can be offered for sale on our marketplace. Our third-party sellers are responsible for obtaining these certifications. If we allow third-party sellers to place their goods on our marketplace without proper certification, we might project to our customers that they cannot always rely on goods available on our marketplace, we might be subject to fines or sanctions and we might face complaints from other compliant sellers. We also have procedures in place to ensure pre-shipping quality control checks, but, there can be no assurance that we will be able to catch all products that do not meet our quality standards, which could result in a loss of customer confidence and harm our reputation. Our policy of delisting the sellers of noncompliant and/or low-quality goods until they produce the proper certificates and licenses or until their products meet our high-quality standards allows us to respond to complaints from administrative agencies and sellers. However, any delisting of sellers limits the total number of sales on our marketplace.
A large percentage of our products are offered by third-party sellers and delivered by third-party companies and are not completely within our control. Consequently, we may receive negative publicity, and in some cases may share liability, in cases of inappropriate actions of such sellers and delivery companies such as violations of product safety regulations, environmental standards, tax compliance, import rules, labor laws or incidents involving drivers and/or customers that may make it more difficult for us to recruit new employees or may require us to change our business model. We also rely on third parties for information, including product characteristics and availability of goods we offer, which may be inaccurate. While our policy is to delist goods or sellers that fail to meet certain standards, there is no guarantee that we are capable of delisting these goods and sellers in a timely manner, or at all.
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
Our investments in marketing may fail to yield the desired results.

In order to reach a diverse customer base in the e-commerce industry and to further build awareness of our brand, we have incurred, and continue to incur, substantial marketing expenses. While we significantly reduced our marketing expenses in 2023 compared to prior years, and expect to maintain lower marketing expenses in 2024, we may incur a higher level of marketing expenses in the future. We cannot guarantee that our investment in marketing will be effective in growing the usage of our platform.
For purposes of planning our future marketing efforts, including deciding on the mix of marketing channels and setting our marketing budget, we rely on data regarding the effectiveness of marketing measures and channels collected in the past. Any inability to accurately measure the effectiveness of our marketing measures and channels, for example due to the time lag between the first customer contact and the placement of an order as well as the time of the order and revenue realization, may lead to our marketing efforts not having the desired effect, which may negatively affect our growth and business. Furthermore, there can be no assurance that our assumptions regarding required customer acquisition costs and resulting revenue, including those relating to the effectiveness of our marketing investments, will prove to be correct.

We cannot guarantee that our current marketing channels will continue to be effective or generally available to us in the future. Our online partners may not be able to deliver the anticipated number of customer visits, or visitors attracted to our marketplace by such events may not make the anticipated purchases. New regulation may adversely affect certain marketing channels, in particular regulation aimed at controlling and censoring social media and increasing data protection of natural persons. If we are not able to use our existing marketing channels due to increasing regulatory scrutiny, it could limit our ability to acquire and retain customers.
An inability to attract sufficient traffic to our platform, have potential customers download our app to their mobile devices, translate a sufficient number of website visits or app downloads into purchasers with sufficiently large order values, build and maintain a loyal customer base, increase the purchase frequency of these customers, or do any of the foregoing on a cost-effective basis, could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may be unable to effectively communicate with our customers through email, other messages or social media.
We rely on newsletters in the form of emails and other messaging services in order to promote our marketplace and inform customers of our product offerings and/or the status of their transactions. Changes in how webmail services organize and prioritize emails, as well as actions by third parties to block, impose restrictions on, or charge for the delivery of emails and other messages, as well as legal or regulatory changes with respect to “permission-based marketing” or generally limiting our right to send such messages, could reduce the number of customers opening our emails.
Additionally, malfunctions of our email and messaging services could result in erroneous messages being sent and customers no longer wanting to receive any messages from us. Furthermore, our process of obtaining consent from visitors to our marketplace to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, and our use of email and other messaging services could result in claims against us.
Since we also rely on social media to communicate with our customers, changes to the terms and conditions of relevant providers could limit our ability to communicate through social media. These services may change their algorithms or interfaces without notifying us, which may reduce our visibility. In addition, there could be a decline in the use of such social media by our customers, in which case we may be required to find other, potentially more expensive, communication channels.
An inability to communicate through emails, other messages or social media could have a material adverse effect on our business, financial condition, results of operations and prospects.
We rely on service providers to drive traffic to our website, and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business.
Our success depends on our ability to attract customers in a cost-effective manner. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, directories and other websites to provide content, advertising banners and other links that direct customers to our websites. We rely on these relationships as significant sources of traffic to our marketplace. We also depend on app store providers to allow potential customers to download our app to their mobile devices.
Search engine companies change their natural search engine algorithms periodically, and our ranking in organic search results may be adversely affected by those changes. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms. If search engines change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively drive customers to our website and apps. Any removal of our app from app stores could materially and adversely affect our business operations.
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
Our growth and success depend on our websites and apps being accessible to customers at all times and to be fault tolerant. It may become increasingly difficult to maintain and improve the availability of our websites and apps, especially during peak usage times and as our product offering becomes more complex and the number of visitors to our marketplace increases. We have experienced disruptions in the past, including temporary downtimes of our websites due to third-party outages, and we may experience disruptions, outages, or other issues in the future, due to changes in our technology infrastructure, software malfunctions, third-party outages, fires, natural disasters, acts of terrorism, vandalism or sabotage. If we fail to effectively address capacity constraints, respond adequately to disruptions or upgrade our technology infrastructure, our mobile apps or websites could become unavailable or fail to load quickly, and customers may decide to shop elsewhere, and may not return, which could adversely affect our business.
Given that the internet and mobile devices are characterized by rapid technological advances, including advances in the field of machine learning, artificial intelligence, micro-services and server-less architecture, our future success will depend on our ability to adapt our websites, apps and other parts of our technology platform to such advances and to sustain their interoperability with relevant operating systems. Our customers largely rely on mobile devices to access our offerings. The variety of technical and other configurations across mobile devices and platforms makes it more difficult to develop websites and apps that are suitable for multiple channels. In addition, any changes in popular operating systems may reduce the functionality of our websites and apps or give preferential treatment to competitors. Any failure to adapt to technological advances in a timely manner and to integrate our offerings through our websites and apps could decrease the attractiveness of our websites and apps and could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
We depend upon the continued services and performance of our senior officers and other key personnel, many of whom have a level of experience and local knowledge that would be difficult to replicate. The unexpected departure or loss of any of our senior officers or other key personnel could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to attract or retain suitable replacements for such personnel in a timely manner or at all. We may also incur significant additional costs in recruiting and retaining suitable replacements. In addition, from time to time, there may be changes in our management team and our overall employee headcount that may be disruptive to our business. The reduction in our overall employee headcount may lead to capacity constraints. In addition, terminated employees might seek to negatively affect our reputation or may disclose confidential information to the public or third parties, such as competitors.
Our success and growth strategy also depend on our ability to expand our business by identifying, attracting, recruiting, training, integrating, managing and motivating new and talented personnel, which may require significant time, investments, and management attention. Competition for talent is intense, particularly for technology experts and other qualified personnel in our fields of operations. For example, other leading technology platforms also operate technology centers in Porto, Portugal, and compete directly with us for the same talent pool. In addition, certain governments started to promote access of indigenous peoples to better workplaces by limiting the number of expatriates or foreign workers. While our local workforces are mostly comprised of local employees, some of our group-level management and certain key personnel on a local level are expatriates from countries outside Africa, and any employment and immigration regulations may adversely affect our ability to retain or replace the required personnel. In addition, our employees and/or the third-party service providers with whom we collaborate may experience accidents or become victims of criminal actions in carrying out their duties, which may make it more difficult for us to recruit new employees or may even require us to change our business model. Finally, we may experience difficulty in staffing, developing, and managing our operations as a result of distance, language, and cultural differences among our employees operating in different countries.
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
As cash payments continue to be the most trusted and most widely used payment method in the countries in which we currently operate, our operations mainly depend on our “cash on delivery” payment option, where customers pay for their order in cash upon delivery. We have implemented various group-wide policies and procedures, including internal controls and “know-your-customer” procedures, to comply with all applicable anti-money laundering and anti-terrorist financing laws and regulations for preventing money laundering and terrorist financing. However, our policies and procedures may not be completely effective in preventing other parties from using our platform, or any financial institutions we collaborate with, as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. Although we take steps to conduct due diligence on our sellers, we cannot guarantee that our ecosystem is void of individuals and entities (collectively, “persons”) who are the target of U.S. sanctions, including persons designated on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List or other international sanctions. In addition to our own internal procedures, we rely on certain payment and lending service providers, including banks and other financial institutions, to have their own appropriate anti-money laundering compliance policies and procedures. Any strengthening of our know-your-customer efforts as well as penalties for non-compliance with our policies, may deter certain sellers from doing business with us or may cause a number of our existing seller accounts to close, which may negatively affect the development of our business.
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
We assess the success of our business through a set of key performance indicators such as the number of Annual Active Customers, Quarterly Active Customers, orders, GMV, TPV and JumiaPay Transaction, as well as Adjusted EBITDA. Our key performance indicators may not be comparable to similarly named indicators used by our competitors and are not verified by an independent third-party.

Capturing accurate data to calculate our key performance indicators may be difficult, and there is no guarantee that the information we have collected thus far is accurate or reliable. For example, we use customer accounts to determine the number of Annual Active Customers. The number of customer accounts may, however, be higher than the number of actual individual Annual Active Customers. TPV includes indirect payments volumes and, accordingly, may not be comparable with similar measures used by other companies. GMV could be inflated due to weak or error-prone data collection processes, misconduct, or malicious seller or customer behavior. Furthermore, we obtain certain information from third-party service providers who help us assess the performance of our business, including Google Analytics. Such relevant third-party service providers may not fully disclose the methods of how they compile such information and we cannot guarantee that such information is accurate.
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
We base our current and future expense levels on our operating forecasts and estimates of future revenue. Revenue and operating results are difficult to forecast because they generally depend on the volume and timing of orders placed on our marketplace and their fulfillment, all of which are uncertain. Additionally, our business is affected by general economic and business conditions around the world and by political and economic conditions in our countries of operation. A softening in revenue, whether caused by changes in customer preferences, supply and logistics disruption or a weakening in local or global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in revenue. This inability could cause our loss after tax in a given quarter to be higher than expected. If actual results differ from our estimates, our financial results for the relevant period may be lower than expected.
We make provisions based on management’s risk assessment at the time of finalization of the relevant financial statements. Where risks are estimated as probable, we make provisions in our financial statements. The risk assessment may change from one period to another, and additional risks may emerge. Changes in the risk assessment may lead to the recognition of additional provisions or the reversal of existing provisions, which can have a material impact on our financial results. Further, while the impact of risks that have already been provided for on our financial results is limited, the materialization of such risks may lead to substantial cash outflows, which may have a material adverse effect on our liquidity. As of December 31, 2023, we had current and non-current provisions for liabilities and other charges of $18.9 million, including tax provisions of $15.3 million.
If we do not accurately forecast revenue or appropriately plan our expenses, it could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our business is subject to seasonal fluctuation which may have a material impact on our results.
Our business is seasonal and, consequently, our revenue tends to fluctuate from quarter to quarter. For example, we consider the fourth quarter, which includes Black Friday and in many countries the year-end holidays, as especially important for generating revenue. Certain special events, including elections or Jumia Anniversary, result in increased demand for goods on our marketplace. In the future, such seasonality may become even more pronounced if customers focus more strongly on certain special events.
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

In addition, any negative effects of weak overall demand during those periods are likely to be exacerbated by industry-wide price reductions designed to clear out excess merchandise. Seasonality also makes it difficult for us to accurately forecast demand for our goods and source sufficient volumes of these goods. If we fail to anticipate high demand for our goods and do not meet such demand, we may lose customers and revenue and may be unable to grow our business. Our results of operations have fluctuated and are likely to continue to fluctuate due to these and other factors, some of which are beyond our control. Historically, our rapid growth has masked the seasonality that might otherwise be apparent in our results of operations. We expect that the seasonality in our business may become more pronounced in years when we experience slower growth.
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
Additionally, we do not have the licenses necessary to operate as a direct payment service provider in our markets other than Nigeria, Kenya and Egypt. Instead, in those jurisdictions where such licenses are required, we typically seek to offer our JumiaPay services through agreements with existing licensed banks or payment service providers. If any of these partners were to lose their license, it might prohibit them from continuing to offer services and could inhibit our operations as well. Any unfavorable interpretation or modification of applicable license requirements or any termination of a required license may significantly harm our operations in the relevant country or may require us to close down parts or all of our operations in the relevant country. For example, the implementation as of January 1, 2021 of the Payment Systems and Services Act 2019 in Ghana and the National Payment Systems Act of 2020 implemented in Uganda introduced new licensing requirements applicable to JumiaPay and its partners. We may seek to acquire payment service provider or other licenses related to our JumiaPay services, including by acquiring licensed entities, and any license we may acquire will be subject to review, interpretation, modification or termination by the relevant authorities and will subject our business to oversight and compliance obligations that we may not be able address in a timely manner.
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
We cannot guarantee that we have always been in full compliance with applicable laws and regulations in the past, nor that we will be able to fully comply with them in the future. Additionally, we strive to obtain and retain all necessary business licenses, permissions and clearances in each of the countries in which we operate. However, we cannot guarantee that relevant regulators will agree with our position regarding the adequacy of our existing regulatory licenses and permissions or our legal analyses concerning the requirement to obtain clearances, including anti-trust clearances. We take a dynamic approach with respect to compliance with applicable laws and regulations, relying on senior management, our internal legal department and our network of legal advisers in each jurisdiction where we operate to identify and interpret on an ongoing basis the laws and regulations that apply to our business activities. Uncertainties in the legal and regulatory framework may, from time to time, affect our judgment or the legal assessment and opinion of outside legal counsel and lead to incorrect risk-based judgments regarding the relevance of certain legal requirements. Additionally, at times we have failed to delist in a timely manner noncompliant products and sellers due to uncertainty regarding the legality or regulatory compliance of certain products. The violation of any of the laws or regulations applicable to us — including laws and regulations relating to consumer products, product liability or consumer protection — may result in litigation, criminal prosecution, damage claims from customers, business partners and/or competitors or extensive investigations by governmental authorities and substantial fines being imposed on us. Even unfounded allegations of non-compliance may adversely affect our reputation and business.
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
We collect personally identifiable information and other data from our customers and prospective customers. We use this information to provide services and relevant products to our customers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We may also share customers’ personal data with certain third parties as authorized by the customer or as described in our privacy policy. As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business. There has been, and we expect there will continue to be, a significant increase globally in laws that restrict or control the use of personal data.
For example, in Europe the General Data Protection Regulation (“GDPR”), which came into force in 2018, implemented stringent operational requirements for the use of personal data. These stringent requirements include expanded disclosures to inform customers about the use of personal data, increased controls on profiling customers and increased rights for customers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significant financial penalties for failures to comply. Additionally, the regulatory landscape surrounding data protection, data privacy and information security is rapidly changing across Africa. All countries in which we operate have personal data protection laws. Many of these data protection laws and regulations were only recently enacted and are evolving. In some countries, data protection legislation is not yet fully resourced and operational. Our business collects personal data from users of our websites, customers, sellers, suppliers, contractors and other individuals. Compliance with nascent data protection regulations presents a challenge, particularly where practical guidelines on implementation of new legislation have not yet been issued.
Compliance with the various data protection laws in Africa is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various African nations in which we operate, our ability to transmit customer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where we collect data. In many countries relevant laws also require that a company notify customers in the event of a personal data breach.
Moreover, many data protection regimes apply based on where a customer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data, which could require us to incur additional costs and restrict our business operations.
Any failure or perceived failure by us to comply with rapidly evolving privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other customer data may result in governmental enforcement actions, litigation (including class actions), criminal prosecution, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
In addition, some anti-corruption laws and regulations, including the FCPA, require that we maintain accurate books and records that reflect the disposition of company assets in reasonable detail, and that we implement appropriate internal controls, to ensure that our operations do not involve corruption, illegal payments or extortion. The great diversity and complexity of these local laws and regulations and the decentralized nature of our business in various countries and markets create a risk that, in some instances, we may be deemed liable for violations of applicable laws and regulations, in particular, in connection with a failure to comply with those laws and regulations relating to books and records, financial reporting, or internal controls, among others.
Any actual or perceived violation or breach of these anti-corruption laws and regulations, including any potential governmental or internal investigations of perceived or actual misconduct, could affect our overall reputation and, depending on the case, expose us to administrative or judicial proceedings, which could result in criminal and civil judgments, including fines and monetary penalties, a possible prohibition on maintaining business relationships with suppliers or customers in certain countries, and other negative consequences which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may face exposure under certain export controls and trade and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability for non-compliance.
Our business activities may expose us to various trade and economic sanctions laws and regulations, including, without limitation, OFAC’s trade and economic sanctions programs (“Trade Controls”). In such circumstances, such Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries that are the subject of comprehensive embargoes (i.e., sanctioned countries), as well as with individuals or entities that are the target of Trade Controls-related prohibitions and restrictions (i.e., sanctioned parties). Additionally, our sales and services to certain customers may at times trigger reporting requirements under U.S. law.
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
Governments may adopt laws, regulations and other measures requiring companies in the private sector to increase wages and provide specified benefits to employees. For example, although we currently compensate members of our JForce program as independent sales consultants, it is possible that certain jurisdictions may reclassify them as employees, which would require us to change their compensation and benefits structure. We may face pressure from our labor unions or otherwise to increase employee salaries, and we face the risk that other labor-related disputes may arise. Labor disputes that result in strikes or other disruptions could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our risk management and compliance structure may prove inadequate.
We have implemented a group-wide risk management and compliance program that is aimed at preventing corruption, fraud and other criminal or other forms of non-compliance by our management, employees, consultants, agents and sellers. Although we seek to improve the effectiveness and efficiency of this program and the frequency at which we perform systematic compliance checks, given the broad scope of our operations and, in particular, the fact that corruption and extortion are common in some countries in which we currently operate or in which we have operated in the past, such controls may prove to be insufficient to prevent or detect non-compliant conduct. Additionally, certain employees, consultants, agents or sellers may engage in illegal practices or corruption to win business or to conspire in order to circumvent our compliance controls. Similarly, we may fail to identify, mitigate or manage relevant risk exposures. For example, we have identified failures of our internal controls in the past, including fraudulent behavior by our independent JForce agents, employees and sellers, improper orders placed by employees and JForce agents and an allegation of fraudulent local management behavior in contravention of company policy with respect to cash management. While we have implemented improvements to, and routinely monitor, our internal controls at a country and group level, we cannot be sure that such internal control procedures will prove effective or that our policies will be followed.
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
We believe that our intellectual property, including our copyrights, brands, trademarks, trade secrets and proprietary technology, is critical to our success. We have developed, and will continue to develop, a substantial quantity of proprietary software, processes and other know-how, including assortment related know-how, that are especially important to our operations. However, we may not be able to obtain effective protection for such intellectual property or other proprietary know-how in all relevant countries. If the laws and regulations applicable to our intellectual property change, this may make it even more difficult to effectively protect such intellectual property.
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
As we utilize a variety of intellectual property for our business, customers, regulatory authorities or other third parties may allege that intellectual property we use infringes on their intellectual property, and we may therefore become subject to allegations and litigation. Even unfounded allegations of infringement may adversely affect our reputation and business and may require significant resources to defend against. If we try to obtain licenses from such third parties to settle any disputes, there is no guarantee that such licenses will be available to us on acceptable terms, or at all, in which case we may be required to alter our brands or change the way we currently operate.
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
We have registered various word and figurative trademarks as well as internet domains and may register additional similar rights in the future. These rights are regulated by the relevant regulatory bodies and subject to trademark laws and other related laws in the countries in which we have registered them.
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
We use standardized documents, contracts and terms and conditions to govern our relationships with a large number of sellers and customers. If such documents, contracts or terms and conditions are found to contain provisions that are interpreted in a manner disadvantageous to us, or if any clauses are held to be void and thereby replaced by statutory provisions that are disadvantageous to us, a large number of our contractual relationships could be affected.
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
Our business depends on our ability to source and distribute goods in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports or along key shipping routes create significant risks for our business, particularly if work slowdowns, lockouts, strikes, acts of terrorism or other disruptions occur. Any of these factors could result in reduced sales or cancelled orders, which may limit our growth and damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.
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
Tax authorities in various countries are currently reviewing the appropriate treatment of e-commerce activities. Recently, several countries in Africa have imposed new, or increased existing, taxes on e-commerce and mobile services. For example, from 2018 to 2021, Uganda imposed a daily tax of 200 Uganda shillings (equivalent to $0.05) on Over-the-Top (“OTT”) services including Facebook, WhatsApp and Twitter. Users who failed to make this daily payment were unable to access the designated OTT services. This OTT daily tax was repealed and replaced in 2021 by a 12% levy on mobile internet services. In addition, mobile money transfer tax applies in Uganda on money transfer fees and a 0.5% tax is charged on withdrawals. The Ivory Coast imposed a similar 7.2% tax on mobile money transfer fees as from 2019 onwards. Similarly, Kenya has been taxing mobile money transfer fees as well as internet access services for several years up to 20% until being reduced to 15% in 2023. In Ghana, an electronic transfer tax of 1.5% was introduced in 2022, before being reduced to 1% in 2023. It is possible that other African countries will enact new taxes on OTT services, mobile money transfers or other e-commerce and mobile services or that countries with existing e-commerce and mobile service taxes will raise their current tax rates. Existing or new e-commerce and mobile service taxes may increase the cost of mobile phone usage and data plans for customers, which may discourage mobile phone usage or slow the rate of mobile phone adoption across our markets. Additionally, taxes on mobile money transfers may increase the costs associated with and discourage the use of JumiaPay.
Moreover, due to the global nature of our e-commerce business, various countries might attempt to levy additional sales, income or other taxes relating to our activities. Such new tax regulation may subject us or our customers to additional taxes, which would increase our tax burden and may reduce the attractiveness of our online offering. In certain countries in which we operate, VAT rates are especially high. For example, the VAT is 20% in Morocco and 18% in Ivory Coast. In such countries, we face the risk that organizational sellers on our marketplace may attempt to transact as individual sellers in order to avoid the responsibility of collecting VAT. Sellers may also seek to structure their operations in a way that facilitates the non-payment of VAT. New taxes could also result in additional costs necessary to collect the data required to assess these taxes and to remit them to the relevant tax authorities.
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
Economic challenges faced by governments may lead to an increase in our tax burden.
Governments may seek to find additional financing. Accordingly, governments may seek to impose additional tax burdens on us. For example, tax authorities may state that platform owners are responsible to account for and pay VAT or sales tax for the goods and services traded via their platform. Jumia is currently engaged in active discussions with the tax authorities in several countries regarding VAT or sales tax collection for the goods and services traded via its platform. There is no guarantee that the authorities will maintain the position that we are not responsible to account for and pay VAT for the goods and services traded via our marketplace for the prior periods. New regulations have been adopted in several African countries about e-invoicing and/or non-resident VAT obligations which has increased our cost of tax compliance and may lead to an increase of our overall tax burden.
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

As in prior periods, we and our auditor have identified a material weakness in our internal control over financial reporting related to 2023. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements.

Our management, including our chief executive officer and executive vice president, finance & operations, and our auditor have concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the presence of a material weakness resulting from continued insufficient personnel resources to ensure the timely execution of user access controls.
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

As of December 31, 2022, we had identified material weaknesses related to:

•lack of sufficient corporate finance and accounting personnel to assess appropriate accounting, classification and disclosure of certain financial statement information, which lead to the correction of our previous year financial statements, including the restatement or our 2021 statement of operations and footnote 13 to the consolidated financial statements.
•inadequate design of controls around payments to vendors.
•insufficient personnel resources to ensure the consistent and timely execution of user access controls.
•lack of sufficiently robust, timely documentation to evidence the procedures performed and conclusions reached by the owners of controls related to certain classes of transactions.

In 2023, we made a significant effort to improve and strengthen our internal controls to remedy the material weakness that existed as of December 31, 2022. As a result of our efforts, the material weaknesses related to lack of sufficient corporate finance and accounting personnel to assess appropriate accounting, classification and disclosure of certain financial statement information, inadequate design of controls around payments to vendors and lack of sufficiently robust, timely documentation to evidence the procedures performed and conclusions reached by the owners of controls related to certain classes of transactions have been remediated. As of December 31, 2023, the material weakness related to insufficient personnel resources to ensure the timely execution of user access controls remained.

Additional effort is necessary to strengthen our internal controls. We intend to strengthen our access management controls infrastructure to allow for more timely execution of control procedures. However, we cannot guarantee that our efforts will be sufficient to remediate the remaining material weakness or that material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Since our initial public offering in 2019, we have been a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. As a result, we are required to disclose changes made in our internal controls and procedures and our management is required to assess the effectiveness of these controls annually. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management, including our chief executive officer and executive vice president, finance & operations, concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the presence of a material weakness. Our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any identified remediation.

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
We are incorporated in Germany and conduct substantially all of our operations in Africa through our subsidiaries. In total, four members of our management board and supervisory board are non-residents of the United States. The majority of our assets and the assets of half of the members of our management board and supervisory board are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on company representatives or the company in the United States, or to enforce judgments obtained in U.S. courts against company representatives or the company based on civil liability provisions of the securities laws of the United States.
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
As of the date of this Annual Report, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to German laws and regulations with regard to such matters and intend to furnish quarterly performance updates and half year interim reports to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide certain quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our ADSs may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024.
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

From 2012 to 2023, we operated a food delivery business called Jumia Food in most of our markets. Following a strategic review of our business, we determined that our food delivery business is not suitable to the current operating environment and macroeconomic conditions in our markets, and closed our food delivery business in all markets by the end of December 2023.
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
B. Business Overview
Our Mission
Our mission is to improve the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to customers, while helping businesses grow as they use our platform to reach and serve customers.
Overview
We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with customers, our logistics service, which enables the shipment and delivery of packages from sellers to customers, and our payment service, JumiaPay, which, together with its network of licensed payment service providers and other partners, facilitates transactions among participants active on our platform in selected markets.
We are active in three regions in Africa, which consist of 11 countries that together accounted for almost 70% of Africa’s GDP of $2.9 trillion in 2023, according to estimates by the International Monetary Fund. Though still nascent, we believe that e-commerce in Africa is well positioned to grow.
We intend to benefit from the expected growth of e-commerce in Africa through the investments that we have made and the extensive local expertise that we have developed since our founding in 2012. Through our operations, we have developed a deep understanding of the economic, technical, geographic and cultural complexities that are unique to Africa, and which vary from country to country. We believe that our deep understanding has enabled us to create solutions that address the needs and preferences of our sellers and customers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of the success of our company. In addition, we take full advantage of the mobile-centric aspects of the African market, having adopted a “mobile-first” approach in our product development and marketing efforts, which allows us to expand the audience for our goods and services, increase engagement and conversion and reduce our customer acquisition costs.

On our marketplace, a large and diverse group of over 64 thousand sellers offer goods across a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods to customers (i.e., consumers, retailers, distributors and other local buyers). In connection with our marketplace offering, we also engage in corporate sales, where we sell physical goods to local and regional retailers, distributors and other corporate buyers. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment, transport ticketing as well as financial services such as micro-loans, insurance or savings products. We had 5.7 million Annual Active Customers as of December 31, 2023. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more customers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2023, over 80% of the items sold on our marketplace were offered by third-party sellers.
Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for customers and drop-off locations for sellers and a significant number of local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. In certain cities, where we believe it is beneficial to enhance our logistics service, we also operate our own last-mile fleet.
Our payment service, JumiaPay, has been designed to facilitate cashless online transactions between participants on our platform. JumiaPay encompasses a number of functionalities positioning African customers, who have traditionally relied on cash, to transact in a cash-less manner. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay also has a dedicated payment app, the JumiaPay app, through which we offer customers a number of digital lifestyle services from a broad range of third-party service providers. As of December 31, 2023, one or more JumiaPay services were available in nine markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia, Uganda and Algeria. In line with our strategic focus on adding value to our ecosystem, we have deliberately rationalized the range of digital services offered on the JumiaPay app and scaled back some of our marketing initiatives which impacted negatively the JumiaPay performance in 2023. Our strategic focus is now on cultivating a customer base with greater long-term value. The number of JumiaPay Transactions reached 8.4 million in 2023 compared to 9.7 million in 2022. Total Payment Volume (“TPV”) reached $192.2 million in 2023, a decrease of 25% compared to 2022.
Our operations benefit from a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform has been developed by our technology and data team, which is predominantly located in Portugal and Egypt. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and customer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our customer experience more personal and relevant, and enable us, selected sellers and logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and may benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.

We remain committed to taking the business to profitability, through a combination of fundamentals-led growth, enhanced cost discipline and balanced monetization. Navigating a very challenging macroeconomic backdrop in 2023, we have implemented several initiatives focused on enhancing our financial performance and building a more robust foundation for our e-commerce operations. This involved discontinuing business activities with limited growth potential, optimizing marketing spending, and streamlining our organization. While these changes impacted our performance in 2023, they were deemed necessary to ensure long-term sustainability and success in a complex and evolving economic landscape.
Annual Active Customers reached 5.7 million, a decrease of 22% compared to 2022. Orders reached 21.3 million, a decrease of 22% compared to 2022. GMV reached $749.8 million, a decrease of 20% compared to 2022. In terms of financial indicators, we made significant progress in 2023 . Our Adjusted EBITDA loss for 2023 decreased by 68% from $182.1 million to $58.2 million, steadily improving quarter after quarter. Our Loss before Income tax from continuing operations for 2023 decreased by 52% from $206.2 million to $98.6 million.

Our Market Opportunity
Comprised of 54 countries and with a total population of 1.4 billion people, Africa is the second-largest continent in the world by land mass and population. According to the IMF, in 2023, the 11 countries in which we operate counted around 650 million people and accounted for almost 70% of Africa’s GDP. Internet penetration continues to grow in Africa with 71% of Africa’s internet users based in the countries in which we operate, according to Internet World Stats, a site of the Miniwatts Marketing Group.
The African e-commerce landscape is characterized by certain relevant favorable macroeconomic factors and favorable demographic conditions, including strong expected real GDP growth over the medium term, a young population and an expected rapid increase in mobile internet penetration.
Attractive Fundamentals
Africa represents a large and growing customer market that is positioned for growth, driven by the following key macroeconomic facts and trends:

•Economic development: Despite a challenging environment, economic growth across Africa was positive in 2023. According to the IMF, Africa’s real GDP is estimated to have grown 3.2% in 2023, faster than global GDP which is estimated to be 3%. Africa is expected to grow by 3.8% in 2024, and averaging 4% for 2023-2028. This compares to global averages of 2.9% in 2024 and 3.1% for 2023-2028. In parallel, household spending is expected to grow at robust rates. According to Brookings Institution, household spending in sub-Saharan Africa has grown 150% faster than the population over the past 20 years and household consumption in Africa is expected to reach $2.1 trillion by 2025 and $2.5 trillion by 2030.
•Infrastructure investments: Investments in infrastructure are a key driver of growth in Africa. According to United Nations Conference on Trade and Development, in 2022, foreign direct investments declined to $45 billion from the record high in 2021 of $83 billion.
•Large, fast-growing and young population: As of 2023, Africa comprised approximately 18% of the world’s population, according to the United Nations. The United Nations projects a 70% increase in Africa's population by the year 2050. The United Nations also projects that Nigeria will become the third most populated country in the world by 2050 (on par with the United States), after India and China. The average age across the African continent was 18.8 years in 2023, more than ten years younger than the global average of 30.5 in 2023, according to the United Nations. We believe that this younger generation, born into an “online” world is increasingly seeking access to a wider choice of consumer goods and entertainment options as it becomes increasingly connected to, and aware of, global customer trends.
•Increasing urbanization: Urban centers play a critical role in driving economic growth. As of 2023, it is estimated that only 45% of Africans lived in urban centers, compared to 83% in North America and 53% in Asia, according to a report from Statista. However, Africa has the fastest urban growth in the world with approximately 60% of Africans expected to be living in urban areas by 2050, indicating an organic and migration-driven growth of over 950 million people to urban centers during that period, according to a 2020 report from the United Nations.
Increasing Internet Penetration
Africa is rapidly becoming a “connected” market, representing a large opportunity for internet-based businesses. According to Internet World Stats, as of December 2021, Africa had an estimated 590 million internet users and, as of April 30, 2022, 255 million Facebook users across the continent. 71% of internet users and 78% of Facebook users lived in the regions in which we operate. Some of the key factors driving this evolution are:
•Investments in mobile network infrastructure: According to GSMA, in 2023, telecommunication operators invested over $8 billion in Sub-Saharan Africa and telecommunication operators across the continent are committed to making additional significant investments in cellular network infrastructure in order to meet rising demand. GSMA estimates the total investments in cellular network infrastructure within Sub-Saharan Africa will continuously increase up to over $10 billion in 2027.

•Growing mobile internet penetration: According to GSMA, 4G adoption in Africa reached 35% of total connections at the end of 2022 (equivalent to 370 million 4G connections). This figure is expected to reach 44% in 2026, thereby surpassing 3G as the most widely adopted mobile network generation in Africa. The increase is expected to be fueled by growing adoption in Ethiopia and Nigeria, where the number of 4G connections are expected to more than triple between 2022 and 2030.
•Increasing smartphone adoption: While feature phones remain popular in Africa, smartphone penetration as a percentage of the total mobile connections is growing, amounting to 51% in Sub-Saharan Africa and to 82% in Northern Africa in 2022, and is expected by GSMA to increase to 88% and 91%, respectively, by 2030.
Evolving Shopping Trends from Offline to Online
As Africa becomes more affluent and “connected,” we believe that African customers will increasingly become aware of online shopping. Moreover, organized retail is underdeveloped across most of the continent, making the distribution of goods less efficient than in other regions in the world. Against this backdrop, we believe that e-commerce is an attractive alternative to the general lack of organized retail outlets. We believe that the expansion and success of e-commerce solutions across Africa will be driven by the following factors:
•Increasing customer awareness and trust: As e-commerce and the internet are both relatively new to Africa, educating African customers about the benefits of online shopping (including for “non-standard” items such as apparel) will be a key factor driving customer adoption.
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
•Customer adoption of mobile and digital payments: Electronic payments in the form of mobile phone-based solutions, credit, debit or prepaid card or other similar methods are already an important form of payment in Africa. According to data from GSMA, Africa was home to 781 million registered mobile money accounts in 2022, 49% of mobile money accounts globally, with a transaction value of $837 billion, 66% of global mobile money transaction value. Mobile payment allows customers to participate in the formal economy while enabling electronic payment of e-commerce orders, driving higher delivery success rate vs. cash on delivery transactions, thus increasing the overall efficiency of e-commerce.
Our Value Proposition
Our Value Proposition to Sellers
•Access to a large and growing customer base: We believe that our brand has become synonymous with online and mobile shopping in our markets, and we have built a logistics service that provides sellers with access to customers across a wide delivery footprint. As a result, through our platform, local sellers can efficiently reach customers across a particular country, and international sellers can efficiently reach a large number of customers across most major markets in Africa. In 2023, we connected sellers with 5.7 million Annual Active Customers.
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
•Brand building & advertising: We offer our sellers and third-party advertisers access to millions of users across 11 African countries with the ability to target audiences in a very granular manner. Leveraging extensive user signals data and the multiple touch points we have with customers, we offer sellers and advertisers a comprehensive range of ad solutions including sponsored product ads, sponsored display banners, CRM ad products and many more. Many sellers have successfully built their brand awareness and run successful advertising campaigns on our marketplace, embracing our platform as a way to distinguish their own brand identities and build brand awareness.
•Infrastructure & business support: Sellers rely on our platform for a range of essential support services to operate their businesses, such as content creation facilities and web-based and mobile interfaces to manage listings, orders or promotional campaigns.
Our Value Proposition to Customers
•Integrated ecosystem: We have built an integrated customer ecosystem around our marketplace, which allows us to offer customers a broad selection of goods and services that are relevant for their everyday needs. Besides the ability to purchase a wide range of goods from our marketplace, customers can pay their utility bills or recharge their mobile plans. This provides a higher level of convenience to customers compared to the traditional, fragmented nature of African commerce.
•Selection, price and convenience: With over 64 thousand sellers active on our platform in 2023, customers have access to goods from a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods. As part of our strategic priorities for 2023 and 2024, we have focused our attention on priority categories (phones, electronics, home & living, fashion and beauty), in which we aim to offer a wide choice of assortment and attractive prices. Our marketplace includes high volume items as well as more niche, tailored and personalized goods, which we refer to as “long-tail” goods. These long-tail goods offer customers greater selection and help us increase customer loyalty. The large number of sellers on our marketplace, and the pricing transparency that is inherent to our platform, lead to competition among our sellers and attractive prices for our customers. Our customers can access goods and services on our platform 24-hours a day, 7-days a week through our mobile applications and websites.
•Product quality and customer protection: In order to provide a quality experience, we have implemented standards that encourage our sellers to make quality their priority. Many of our sellers offer customer protection programs, such as guaranteed returns and product warranties. We have established a data-driven seller scoring program that rewards sellers who consistently offer high-quality goods and are responsive to customer needs, and we have a policy to delist sellers who violate our defined standards and rules. Our approach provides strong incentives for sellers to improve their operations.
•Secure and convenient payments: Given that many customers in Africa are new to e-commerce, reliability and security are critical in convincing customers to make purchases online. We have developed tools and processes to enable customers who prefer not to use cashless payment to pay in cash on delivery for most transactions. We have also developed our own payment solution, JumiaPay, in order to offer our customers a safe, fast and cashless payment solution, whether they shop using a desktop computer or a mobile device, and whether they wish to prepay (upon ordering) or pay on delivery. As of December 31, 2023, one or more JumiaPay services were available in nine markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia, Uganda and Algeria.
•Reliable and timely delivery: We have developed an integrated logistics service, Jumia Logistics, enabling us to fulfill and deliver orders even outside main urban centers in a timely and reliable manner. Through Jumia Express, we seek to provide customers with a superior experience, as we store goods in our warehouses, seek to ensure full availability of all Jumia Express labeled goods and handle the packaging and delivery process, thus providing customers with even faster delivery and more reliable fulfillment. Real-time information on delivery status makes the delivery process transparent for customers.
Our Strengths
We believe that the following competitive strengths have contributed to our success and position us well for future growth.
Strengths Related to Our Competitive Position
Pan-African leader. We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred digital shopping destination for customers. On our platform, we had a total of 5.7 million Annual Active Customers as of December 31, 2023.
Deep local expertise. Africa has unique economic, technical, geographic and cultural complexities that must be overcome to build a successful business. We operate exclusively in Africa and have invested significant resources to innovate and tailor our platform to reflect local market characteristics since our founding in 2012. Through our operations, we have developed a deep understanding of the needs and preferences of our sellers and customers, which has enabled us to develop solutions that address those needs in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate. Our ability to manage the key complexities in Africa is an advantage relative to potential international entrants, who may lack our on-the-ground capabilities and local seller and customer insights. We are also well positioned against local competitors within individual markets, who may struggle to expand their reach across multiple markets or build the capabilities necessary to support their operations at scale.
Trusted brand. Trust is critical in Africa, where people traditionally rely on face-to-face interaction to transact business. We believe that our targeted marketing efforts and consistent focus on delivering a high-quality seller and customer experience have helped us to build a strong reputation and create a leading brand that customers and sellers recognize and trust. Our brand is well known by customers and sellers and is among the most recognizable in our regions of operation. For example, Jumia was a leading online marketplace in Africa as of 2023, based on number of monthly visits, according to Statista. In addition, Jumia topped the list in the online retail sector in Egypt for the second year in a row.
Integrated ecosystem driving customer engagement. We have built an integrated customer ecosystem around our marketplace, which allows us to maximize the lifetime value of our customers by offering a broad selection of goods and services that address their everyday needs. Besides the ability to purchase a wide range of goods, such as apparel or electronics, on our marketplace, customers pay their utility bills or recharge their mobile plans. This integrated ecosystem approach, combined with delivering all our goods and services under our recognized brands, allows us to have multiple touch points with our customers, which leads to increased customer engagement and time spent on our platform and higher customer acquisition and engagement efficiency.
Leading seller platform that fuels powerful network effects. From large international brands to smaller local sellers, we are the go-to partner for e-commerce transactions in Africa. We offer sellers a wide variety of services, including integration to our platform and training on e-commerce, content production, pricing, sales and marketing services, payments, logistics and seller support. These services help our sellers market, sell and deliver goods to customers across Africa. In addition, we enable certain international sellers from selected non-African countries to list their goods on our marketplace, providing them with efficient and scalable access to African markets. The number and quality of sellers on our platform, including an increasing number of international sellers, and the breadth of their product offerings attract more customers, increasing traffic and orders, which in turn attracts even more sellers to our marketplace.
Powerful data insights. Our advanced technology platform enables us to collect significant amounts of data that in turn drives our proprietary algorithms, unlocking new capabilities and generating incremental value for our platform. Our data management system, including powerful data analytics services and machine learning algorithms, helps us run our business more efficiently and enables our sellers, customers and partners to maximize the value of our platform. For example, we provide data to sellers to enable them to better understand demand for their goods, help them optimize their assortment and pricing and target and acquire a broader base of customers with similar attributes. For customers, we use our data to create a better shopping experience by personalizing as much as possible every step of the experience, from browsing to delivery. We also leverage our data to help our logistics partners improve their fulfillment and delivery processes.
Strengths Related to Our Business Model
Proven and efficient business model. We operate a marketplace that has by design proven successful in many non-African markets. Our operations center predominantly around our e-commerce marketplace. We also directly sell goods to customers (i.e., consumers, retailers, distributors and other local buyers). Our direct sales to consumers focus on selected categories where we see unmet demand or the need to better control the customer experience. In response to any sales we make, third-party sellers often decide to offer the same or similar goods, allowing us to discontinue our own sales of the relevant product. Accordingly, we typically hold limited inventory.

Scalable, asset-light logistics. We believe that Jumia Logistics is the leading e-commerce fulfillment and express delivery service in Africa. It seamlessly integrates a significant number of logistics partners across Africa, offering sellers on our marketplace the benefits of a distributed and scalable logistics service and customers more rapid access to the goods that they desire. Jumia Logistics is technology and data-centric and asset-light given that most of the last-mile deliveries are made by our logistics partners. Jumia Logistics facilitates the delivery of packages generated from transactions on our marketplace, from the large cities to remote rural villages of Africa. We are deeply engaged with our logistics partners and take an active role in designing and monitoring processes and tools that allow them to operate their businesses in a more effective way.
Diversified pan-African footprint. We operate in 11 countries which provides us with macroeconomic and foreign exchange diversification benefits as we are not overly reliant on any one currency or market. In addition, our large footprint makes us a valuable partner for our sellers, especially international brands and overseas sellers, as they are able to access multiple large markets in Africa through a single platform and partner. Lastly, our diversified footprint provides us with economies of scale. For instance, we invest centrally in product development and technology and are able to deploy a unified technology backbone, processes and tools across all markets.
Proprietary technology infrastructure. We have built a highly reliable and scalable technology infrastructure that can handle the large transaction volumes generated on our platform, and we continue to invest in technology to support the strong growth of our business and the ongoing evolution of our services. We have focused the development of our technology infrastructure on building a comprehensive platform rather than disconnected products, which we believe support our ability to handle significant increases in traffic and the number of customers, sellers and orders throughout the Jumia ecosystem.
“Mobile-first” approach in a mobile-centric market. Smartphone penetration in Africa is expected to increase. We have adopted a “mobile-first” approach in our product development and marketing efforts. This allows us to expand the audience for our goods and services, drive up engagement and conversion and reduce our customer acquisition costs. We believe that we have developed a deep understanding of the shopping habits of mobile customers in Africa and deliver the mobile experience to our customers through three types of mobile technologies: native applications, progressive web applications and light browsers (an interface that is compatible with low data consumption browsers). Progressive web applications load like regular web pages but can offer enhanced functionality such as working offline, push notifications, and device hardware access traditionally available only to native mobile applications. We expect the importance of a mobile-first approach to increase even further in the future, as more households use smartphones and tablets as primary devices to access the internet.
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
Our Growth Strategy
In determining our strategy, we seek to balance usage growth, platform monetization and cost efficiency. The key elements of our growth strategy include:
Continue to grow our business and leadership position across our current markets. We intend to leverage our e-commerce platform to continue expanding our customer base in each of the markets in which we operate by accelerating the shift towards online and capturing an increased share of our addressable markets. Favorable trends in our markets, such as a growing urban population, increase in the access to mobile phones and broadband networks and an increasing proportion of young, tech-savvy people, as well as growing awareness of the Jumia brand, position us to unlock this potential and to increase the volume of transactions conducted on our platform.
Continue enhancing the diversity and relevance of product assortment on our platform. Based on our knowledge of the African customer, we believe selection and depth of assortment are critical drivers of customer adoption and continuing loyalty in e-commerce. Over the past couple of years, we have significantly diversified our assortment and category mix with increased exposure to product categories that are relevant to customers as part of their daily lives. We intend to provide an even more relevant and deeper product assortment by further enhancing our relationships with key brands and local distributors, particularly, in our priority categories, which are phones, electronics, home & living, fashion and beauty. Furthermore, we intend to continue to invest in our seller platform, educating our sellers on how best to establish and grow their online presence, encouraging them to increase their assortment and improve the quality and usage of the data and marketing tools available to them. We are leveraging both local supply and our cross-border platform and tailoring our assortment to align with local customer preferences.
Drive customer adoption and repurchase through customer education and relevant marketing activities. As we operate in a nascent e-commerce environment, we view customer education through appropriate marketing channels as critical levers to drive e-commerce adoption. Our customers often cite the lack of understanding of how transactions work in practice as a hurdle to e-commerce adoption, e.g., that having a bank card is not a prerequisite for transacting online, that purchased goods can be returned and that one can shop online for a broad range of everyday needs. To drive customer education and e-commerce adoption, we are investing in a multi-channel marketing approach. Historically, our marketing strategy largely relied on online performance marketing channels such as search engines and social media to drive traffic and conversion rates. Going forward, while online performance marketing will remain relevant, we intend to place much more focus on local marketing channels to drive customer awareness and education in a more relevant and cost effective manner. As part of our local marketing approach, we intend to further leverage offline channels such as our JForce channel which is a network of independent sales consultants that raise awareness of Jumia locally while educating customers about e-commerce. Offline channels are particularly relevant in secondary cities and rural areas, where people are less aware of e-commerce than in the main cities. We aim to increase our customer repurchase rates through continued focus on the app, which allows us to drive re-engagement and repurchase in an effective manner with tailored push-notifications. Our Customer relationship management (CRM) growth tool is also a core lever of our retention marketing efforts allowing us to push personalized content and promotions to customers leveraging data and user signals.
Enhance user experience throughout the customer journey and touch points with Jumia. We invest in our technology platform to build more products and features aimed at improving user engagement and enhancing the user experience. As part of our product development roadmap, we prioritize products aimed at simplifying our user experience, making it more user friendly and intuitive for our customers. In parallel, as we increase our depth of assortment, we continuously enhance our search and product sorting algorithm to improve user experience and product discovery. To further enhance our customer experience offline, we are continuously improving our fulfillment services with a focus on reducing delivery times and increasing convenience including expanding our network of pick-up stations where relevant to customers.
Gradually monetize usage and assets of our platform through diversified revenue streams. We consider monetization a by-product of scale and intend to generate more revenue as we continue to drive sales for our partners and to develop our customer base outside of capital cities and primary urban centers. We will focus on building strong joint business plans with our top brands and on unveiling more advertising inventory for our marketplace sellers through sponsored products. We continue to better monetize our Jumia Express service as we charge sellers a premium for the ability to store their products in our warehouse, allowing faster delivery to customers. We also intend to monetize our JumiaPay payment processing solution as we take the services of JumiaPay off-platform in Egypt where we have obtained the relevant licenses to do so.

Increase cost efficiencies. We intend to grow usage of our platform in a cost effective, cash disciplined manner. We are seeking to drive efficiencies across the full cost structure, which will include the following measures:

•On fulfillment expense, we intend to step up our efforts on the efficiency initiatives initiated in late 2022. We aim to work on optimizing the freight and shipping costs of deliveries , for instance by consolidating our pool of third party logistics providers and negotiating better rates. We have also been increasing efficiencies in our physical infrastructure, for instance by improving staff productivity and reducing the use of packaging materials. In 2024, we aim to move into new, larger warehouses in a number of countries, enabling us to consolidate several smaller locations and improve productivity. We will also take a more disciplined approach to product category development, scaling back on product categories with more challenging fulfillment economics.

•With respect to marketing expenses, we intend to improve marketing efficiency by leveraging best practices from countries with the best efficiency ratios, focusing our spend on the marketing channels that drive the best returns on investment. In particular, we intend to shift more focus to "free" channels such as Customer relationship management (CRM) and Search engine optimization (SEO). We will also put more focus on local marketing channels including above-the-line education and activation initiatives, shifting a higher share of marketing expense into local currency denominations while adopting a hyperlocal approach, tailored to our addressable markets.

•While we plan to continue investing in our technology backbone, we intend to prioritize our development roadmap on products and features that deliver immediate benefits in terms of user experience to customers and sellers, or that enable significant simplification and efficiencies in our operations.

•With respect to general and administrative expense, we reduced staff costs by streamlining our management structure with a view to creating a leaner and more agile organization and locating senior leadership and decision centers closer to our customers and sellers in Africa. As a part of this initiative, we significantly reduced overhead expenses in Dubai with meaningful general and administrative expense savings for the group. Beyond the management structure, we aim to continue optimizing staffing and administrative expenses across functions and countries, as we improve our internal processes and IT systems.
Our Geographic Footprint
We operate in eleven African countries and our geographic footprint encompasses a diverse landscape. These countries are Algeria, Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Senegal, South Africa, Tunisia and Uganda.
Our footprint allows us to reach 46% of Africa’s 1.4 billion population and 71% of the 590 million internet users on the African continent. Countries in our footprint account for almost 70% of Africa’s $2.9 trillion gross domestic product.
Our reach and capabilities position us as a preferred e-commerce partner in Africa for sellers, from individuals to large global brands, and as the preferred shopping destination for customers.
Our presence across Africa positions us to address to the diverse needs of the continent's e-commerce environment. Our unified platform and operating model ensure consistency in core functionalities. This allows us to leverage economies of scale and best practices, while maintaining the flexibility to adapt specific elements to local requirements. We operate under the brand “Jumia” in most of our markets, except for South Africa, where we operate under the brand “Zando.”
Our Platform
We believe that our integrated platform, consisting of Jumia Marketplace, Jumia Logistics and JumiaPay, helps sellers and customers to easily connect and transact with each other.
We have developed our platform based on a centralized approach that allows for strong local execution. We operate on the basis of standardized principles, software and processes, in particular with respect to our strategy, brand, overall marketing strategy and our technology platform. This allows us to realize synergies and increase efficiency for elements that are best handled centrally as well as to share our knowledge and best practices gained with our local teams in the markets in which we operate.
Jumia Marketplace
Our marketplace allows customers to discover, research and buy goods and services and allows sellers to establish their own online presence and efficiently manage their online operations. Our sellers are comprised of key accounts, local sellers and international sellers. Key accounts are typically international and large local brands, local official distributors of international brands, local large manufacturers or assemblers of goods or medium to large local retailers. Local sellers are usually professional traders, shop owners or small manufacturers or individuals, which accounted for the vast majority of our sellers in 2023. A small percentage of our sellers are overseas sellers based outside of Africa, mostly in Asia. These sellers are generally experienced in conducting cross-border business and are familiar with the processes of e-commerce. We also act as a seller ourselves, selling goods to customers, including consumers, retailers, distributors and other local buyers. We refer to sales to retailers, distributors and other corporate buyers as corporate sales.

On our marketplace, sellers offer goods from a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods. We also offer customers easy access to a number of digital services, such as airtime recharge, utility bills payments and many more.
The following chart shows the share of GMV and items sold by category in 2023 and 2022:
Source: Company information
(1)Other includes fast-moving consumer goods and other categories
In 2023, we focused on improving our supply in our priority product categories (phones, electronics, home & living, fashion and beauty). The successful implementation of that strategy has driven changes in our category mix. In particular, we have improved our performance in our home & living and electronics categories across countries, driven by successful inventory planning in advance of our Black Friday promotional event and new sourcing methods, primarily direct imports in our North African markets.
In 2023, we had over 800 million visits. We believe that our marketplace is a starting point for many customers to discover, research and buy goods and services.
We believe that our marketplace has the most extensive and relevant online collection of goods across Africa. In 2023, over 80% of items sold on our platform were offered by third-party sellers (i.e., third-party sales). However, we also act as a seller ourselves by directly selling goods to consumers (i.e., first-party sales) and we engage in corporate sales, selling goods directly to local and regional retailers, distributors and other corporate buyers; we refer to these sales (i.e., both sales to consumers and corporate sales) as first-party sales. Sales to consumers focus on selected categories where we see unmet demand or the need to better control the customer experience. While the vast majority of our sellers are located in the country in which the relevant transaction takes place, we allow sellers from selected non-African countries such as China to list their goods on our marketplace, providing them with easy access to African markets and valuable data and insights concerning commerce in Africa. Such sellers often offer goods that are not readily available in Africa or have better prices, which improves our attractiveness to African customers.
We drive customer engagement by focusing on a product selection along three dimensions: anchor brands (e.g., iconic, sought-after brands), bestsellers (e.g., fastest moving goods in the market) and “long-tail” goods (e.g., wide selection of goods not often sought, but that address specific customer needs). We believe that our offering appeals to customers, who value ease-of-use, a large product selection and competitive prices.
Most of our sellers are required, either by local regulations or by our operating standards, to allow customers to return goods within a certain number of days, providing our customers with the certainty that they will only keep those goods they actually want to keep. The ability to easily return undesired goods is a fundamental pillar of our value proposition to customers, and we believe that it helps us to increase customer trust and loyalty.
We seek to minimize returns and the costs associated with our return policy, in particular by improving the presentation of goods and the information available on goods on our marketplace, offering customer service through our telephone hotline and other online channels, seller education and maintaining and improving our strict quality control. Based on our experience, the vast majority of goods returned to us have not been opened or used and may be resold through the original channel at full price.

In addition to physical goods, we offer a broad range of digital services on the JumiaPay app to provide customers with more digital payment use cases as part of their daily lives. Customers can easily top up credits for their prepaid phone numbers or pay bills for postpaid numbers from most major mobile service providers using their JumiaPay payment app. They can also pay their utility bills such as gas, water, electricity, television subscriptions as well as school tuition. We are also offering coupons (local deals), vouchers (gaming, playstores: iTunes, Google Play), tickets (e.g. transportation, events) and financial services (insurance, credit and savings products). We have been focused on developing our digital services in a disciplined manner and have reduced marketing investment for the most heavily promotional categories, airtime recharge in particular, to support our unit economics. As of December 31, 2023, our JumiaPay app was available in Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda.
From 2012 to 2023, we operated a food delivery business called Jumia Food in most of our markets. Following a strategic review of our business, we determined that our food delivery business is not suitable to the current operating environment and macroeconomic conditions in our markets, and closed our food delivery business in all markets by the end of December 2023.
Jumia Logistics
The logistics landscape in Africa is characterized by a high degree of fragmentation, often with no clear leading player in a particular country or region, a high degree of variability between regions and players, a general lack of automation of logistic centers and an overall challenging infrastructure. While some of Africa’s major cities are reasonably well-served by third-party logistics sellers, such sellers often do not operate with the standards required to ensure a good seller and customer experience in the context of e-commerce. In addition, many Africans live in settings which lack clear addresses and are often far from the nearest warehouse or distribution center. As a result, logistics and delivery services are not readily available in such areas or may be prohibitively expensive. Furthermore, many local logistics companies operate without the technology required to provide customers with high quality service (e.g., tracking of their order, timely delivery). Finally, logistics companies may struggle to gain access to financing, making it difficult for them to expand and grow their businesses.
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
Jumia Logistics covers all stages of the fulfillment chain, including warehousing, inbound deliveries, picking and packing, last-mile and payment, tracking and return handling. Our warehouse infrastructure is based on a standardized model and software technology, operated and executed on a local level, and specifically tailored to e-commerce needs. It is designed to increase mid-mile efficiency and reduce lead times in fulfillment processes. As of December 31, 2023, Jumia Logistics platform consisted of over 400 logistics partners, almost 70,000 sqm of warehousing space, almost 90 drop-off stations for sellers and almost 1,500 pick-up stations for customers. All of our warehouse space is leased from third parties. We control the vast majority of inbound deliveries, whether they are made by sellers at our drop-off stations, picked-up from seller facilities, or picked and packed orders on behalf of sellers who use our storage service. Our tracking solution provides full visibility over the package journey. As part of our full-service fulfillment and express delivery infrastructure, we also control the collection and processing of returned merchandise for our sellers. For international sellers, we provide additional support concerning the import/export process.
Through our Jumia Express program, we seek to provide our customers and sellers with a superior experience. Goods offered under our Jumia Express program are stored in our warehouses, allowing faster delivery to customers without any involvement from the sellers. Sellers benefit as they do not need to arrange for storage of goods they offer via our marketplace or become involved in the fulfillment of individual customer orders.
Our current logistics set-up is the result of significant investments we have made to scale our data and technology tools across the value chain, including investments in end-to-end process optimization and back-end fulfillment systems. We believe that our current fulfillment infrastructure positions us well for scaling, in particular due to our standardized model and software technology. When required, we are able to onboard new logistics partners thanks to our automated systems or expand our current warehouse set-up by adding floors. Furthermore, our business operations do not have special requirements that would be hard to meet, which facilitates the opening of additional warehouse facilities. Our current fulfillment set-up generally allows us to keep our operations asset-light, only requiring minimal capital expenditures with respect to our logistics service. Historically, we offered logistics services to third party businesses in certain of our markets and we continue to offer this service in Ivory Coast.
JumiaPay
The African banking and payment landscape is characterized by a high degree of fragmentation of financial institutions and service providers, a general lack of infrastructure, low customer trust and high perceived levels of fraud. Customers are often wary of using bank accounts or other banking platforms, as they are afraid that their money may not reach the intended recipient. The challenges are relevant in the context of our marketplace because they contribute to the desire of many of our customers to pay in cash and make it especially important that we offer reliable and secure payment options for prepaid transactions on our platform. We do this through our payment service, JumiaPay.

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

We secured a payment solution service provider license in Nigeria in 2022, and a payment service provider license in Kenya in 2023, allowing us to offer payment processing solutions on our platform in Nigeria and Kenya, respectively. Additionally, through the National Bank of Egypt, we secured the relevant license to offer payment processing services in Egypt in 2021.
Payment and Digital Services
Our payment service, JumiaPay, together with its network of licensed payment service providers and other partners, enables sellers and customers to transact using a variety of payment methods for transactions conducted on our marketplace. As of December 31, 2023, JumiaPay was available in nine markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia, Uganda and Algeria.
JumiaPay operates as a pass through with a number of different payment gateways to give our customers multiple payment options and provides our customers with cashback and top-ups, which are similar to vouchers and have the primary purpose of encouraging customer loyalty. Cashback and top ups generally cannot be withdrawn or transferred from a customer's Jumia account. Instead, they can only be used as credit toward subsequent purchases on our platform.
To drive customer engagement and to benefit from the increasing share of mobile internet penetration, we developed our JumiaPay app, which allows customers to access a broad range of digital services offered by third-party providers (e.g., airtime recharge, utility payments, financial services). We designed our app to offer an easy and efficient mobile-only user experience, with innovative features to optimize customer experience, drive higher conversion and encourage repeat transactions. To use the app, customers may use their existing Jumia account, which they can link to an underlying payment method of their preference, including a credit or debit card, bank account or third-party e-wallet. The JumiaPay app is currently available in eight countries: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia and Uganda.
TPV reached $192.2 million in 2023, a decrease of 25.0% compared to 2022. On-platform use of JumiaPay as a percentage of GMV decreased from 27.5% in 2022 to 25.6% in 2023. The number of JumiaPay Transactions reached 8.4 million in 2023 compared to 9.7 million in 2022, but JumiaPay Transactions as a percentage of orders increased to 39.5% in 2023, compared to 35.3% in 2022 mostly due to the growth in JumiaPay Transactions in our e-commerce platform.
We believe that the growth of JumiaPay has significantly benefited, and will continue to benefit, from our marketplace, which gives us access to a large potential user base. We intend to continue to add more payment options, digital services and financial services to enhance the relevance of our payment and fintech proposition to customers.
Marketing
We have a coordinated approach to market our offering to sellers and customers across our geographic footprint.

Seller Recruitment and Management
The vast majority of our sellers join our marketplace through a dedicated online portal where they can easily input information to create their online store on our marketplace. We use a variety of channels to advertise the opportunity for sellers to open a store, including attending conferences and trade shows for traders and local manufacturers. Our objective is to make it easy for sellers to create an online store, while ensuring the quality and the professionalism of the sellers to execute the required operational activities to conduct their online businesses.

To manage and further drive seller engagement following successful registration on our platform, we have developed a number of tools that are offered through a self-managed and scalable platform. For example, to build their online reputation and brand image, sellers can refer to a “seller score,” which is a data-driven scoring of the seller’s performance. Based on certain performance indicators, such as tenure, seller score, revenue and key performance indicators at product level (visibility, add to cart rate, number of items sold), we rank our sellers and their products which impacts their visibility in the search algorithms. Furthermore, we have implemented a fully automated operational performance system designed to drive our sellers’ operational performance and improve customer experience. Based on seller performance, we set certain limits on order volumes and implement financial penalties in case of cancellations, product quality or return issues. Finally, our sellers can benefit from our commercial planning tool, which is easily accessible through the sellers’ interface. This tool allows them to participate in and manage promotional and commercial events, such as Jumia Anniversary or Jumia Black Fridays.
Customer Education and Engagement
We have built a brand that is well known by customers and among the most recognizable in our regions of operation. Through our customer education and engagement efforts, we continuously work on turning our strong brand into relevant traffic. We believe that educating customers about the options offered by our platform will translate into relevant traffic to our mobile applications, mobile-optimized websites and traditional websites.
With a view to increasing e-commerce adoption and growing customer engagement, we leverage both performance channels (i.e., marketing channels where we only pay based on measurable results) and non-performance channels in our marketing activities. Some of our performance marketing channels include:
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
•Paid social media: In our use of social media channels, we rely primarily on Facebook. We also use other social media platforms such as Instagram. Social media channels help us improve our brand recognition and generate additional word-of-mouth referrals and thereby new customers. Our online marketing strategy follows a full-funnel approach, going beyond direct response ads, which are focused on customer conversion, towards top-of-the-funnel activities such as video advertising to drive brand awareness and customer consideration.
•Customer relationship management: Our CRM activities serve as a free engine for re-engagement of our visitors and customers through all type of notifications (e.g., app notifications, web notifications, SMS, emails). Our artificial intelligence-powered CRM growth tool is a core lever of our marketing efforts allowing us to target our audiences in a more granular manner and push personalized content leveraging data which helps us to both reduce opt-outs and drive usage uplift.
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

While historically the vast majority of our marketing spend was allocated to online performance and non-performance marketing channels, going forward, we intend to shift a higher share of our marketing spend to local, offline marketing channels. A number of offline marketing channels have proven to be highly relevant and effective in driving customer awareness, education and increase traffic to our platform, while being more cost effective than online channels. Offline channels include:

•On-the-ground activation. We have a significant on-the-ground presence through agencies and street activation teams. In certain markets, we have launched our sales program JForce, which consists of independent sales consultants that earn commissions by selling the goods and services that we offer on our platform to their personal or professional networks. Our consultants raise awareness of Jumia locally while educating customers about e-commerce, enabling us to further promote our brand. The profile of our consultants is very diverse, comprising students, young professionals as well as small shops and retailers.

•Mass media. These channels include localized radio campaigns as well as geotargeted billboards. They help us further build trust and awareness through targeted out-of-home campaigns to increase our reach in strategic yet underpenetrated geographical areas.
As part of our general marketing strategy, we create promotional events that are relevant to customers. Large campaigns are typically executed simultaneously in all our major markets. However, start dates may vary by a few days due to local holidays. For other campaigns, more flexibility exists as to the dates and the commercial intensity of the campaign.

Our Support
Our Seller Support
We have developed strong seller support processes to help our sellers manage their operations, further grow their businesses and deepen their level of engagement with us. We take the seller experience beyond the traditional “business only” approach by thinking of, and treating, our sellers as partners. Benefiting from our locally deployed teams with deep knowledge of market characteristics, we offer our sellers fast and localized operational and technological assistance. For example, our seller support teams provide sellers with personalized assistance and answer questions relating to operations, category management, inventory management and pricing. In addition to dedicated Key Account Managers for nominated strategic partners, we have enhanced our support to vendors, by offering an omnichannel support system, offering claim forms and real-time messaging channels to reach out to our dedicated support service teams. We also have an online training platform called “Vendor Hub” in each country that supports seller growth while helping new sellers thrive on our platform.
Our Customer Support
In line with our focus on providing a superior customer experience, we consider customer support to be a key element of our operations. Our dedicated customer service teams focus on serving customers on our marketplace through telephone hotlines, live chat and social media channels. To provide such services, we operate a multilingual omnichannel customer service center supporting the languages spoken in our markets. In order to ensure consistent and high quality customer service, all of our customer service centers operate based on standardized principles, software and processes. By focusing on the high quality of our customer service, we seek to ensure a frictionless customer journey and an enhanced customer experience at each touch point, from product search, checkout, to delivery and after sales support.
Technology and Data
We believe that we have the most advanced and sophisticated e-commerce platform in the markets in which we operate. Our platform is operated by more than 300 technology professionals, providing us with significant innovative potential as we continually seek to expand and optimize our technology and infrastructure. Our technology experts are predominantly located in our global technology centers in Porto, Portugal, and in Cairo, Egypt. Portugal is well located to serve Africa in terms of time zones and travel options, is part of the European Union, which allows us to recruit talent on a European level and provides a favorable cost of living environment. Our technology center in Egypt allows us to tap into the growing technology talent pool in Egypt and supports all business areas and countries.
Technology and Data Platform
We have created a custom- and purpose-built modular technology and data platform that is highly adapted to our markets and highly scalable. Our technology and data platform covers all steps along the value chain, from seller recruitment and support to customer acquisition and engagement, traffic optimization, payments, logistics, infrastructure and business intelligence and is built with a service-oriented architecture approach for every component.

The following graphic demonstrates the powerful network effects generated by the interactions of our sellers and customers with our platform:

Source: Company information
To meet customers’ expectations, we have developed our mobile applications, mobile-optimized websites and traditional websites, which are programmed and updated in-house as a resilient storefront for our product offering, focusing on reducing downtime while providing a state-of-the-art customer experience. Our services are designed in a High-Availability (HA) architecture helping us to ensure the stability and reliability of our technology backbone. In our technology operations, we rely on a hybrid infrastructure, based on the cloud computing platform provided by third parties, and a private hosting provider for part of our back-office systems for which services we pay licensing fees. Cloud computing helps us to efficiently store data and maintain and speed up the availability of our mobile applications, mobile-optimized websites and traditional websites.

While we offer a variety of different interfaces (e.g., through our mobile applications, mobile-optimized websites and traditional websites), our platform is based on our central authentication system, allowing our customers to access all our services and platform with the same credentials.

As mobile traffic accounted for the majority of our overall platform traffic in 2023, our front-end development focuses primarily on features that improve user experience on mobile devices. We specifically optimize our mobile applications for size, in order to make them easier for customers to download or to upgrade. We also invest significant resources in optimizing the performance of our mobile applications to help customers save time and optimize the use of mobile data while browsing our mobile applications.

We analyze seller and customer behavior, and we tailor the design and the content of our mobile applications, mobile-optimized websites and traditional websites to ensure that they stay relevant to customers. We prioritize all new developments and new features based on local insights that we are able to gather with our local teams.

We make significant investments in our innovation and research and development activities. For example, we currently focus on machine learning and artificial intelligence, Kubernetes and spot instances (e.g., enhanced elasticity and resilience of infrastructure, cost efficiency) applied to both our application and data-lake infrastructure. Those investments typically contribute to improved user experience of our platforms, higher conversion rates as well as improved cost efficiency. In 2024, we intend to keep the focus on investments into information technology and systems to protect the security, integrity and confidentiality of our data.
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
Security
When expanding and operating our technology platform, we constantly focus on security and reliability. To this end, we undertake administrative and technical measures to protect our systems and the customer data that those systems process and store (e.g., cloud storage, data encryption, VPN network). We have developed policies and procedures designed to manage data security risks (e.g., disaster recovery systems, penetration and security testing) and implemented various security measures, including zero-trust architecture, password security, firewalls, automated backup systems and high-quality antivirus software. We also store proprietary information and business secrets, and we employ third-party service providers that store, process and transmit such information on our behalf, in particular payment details. We also rely on encryption and authentication technology licensed from third parties to securely transmit sensitive and confidential information. We take steps such as the use of password policies and firewalls to protect the security, integrity and confidentiality of sensitive and confidential information that we and our third-party service providers store, process and transmit.
Competition
The African retail landscape is characterized by a high degree of fragmentation, which often exhibits no clear leading player in the markets in which we operate. On a regional or country level, we face competition from both offline and online companies across our broad offering. The vast majority of customer expenditures is, however, still taking place offline.
Our offline competitors vary from market to market but typically include traditional brick-and-mortar retailers such as local or regional retails chains and informal, local stores. Our main online competitors include Amazon and noon in Egypt, Takealot and Superbalist (all part of the Naspers group) in South Africa, Konga in Nigeria, Kilimall in Kenya and Marjane Mall in Morocco. Several global websites, such as Amazon, Asos, AliExpress (part of Alibaba group), and Shein also offer shipping services to certain African countries for a selection of products. With respect to JumiaPay, we face competition from a fragmented and growing base of fintech firms such as OPay and PalmPay in Nigeria.

Employees and Culture
Our employees are based in 16 countries, and 36% of our employees were female and 64% were male as of December 31, 2023. Our corporate culture is anchored in our entrepreneurial and collegial roots, and our employees are deeply committed to our success.
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

As of the date of this Annual Report, we do not own any real estate property. The following table provides an overview of our material leased real estate property:

Location	Approximate size of effective area	Primary use
	(in square meters)
Land 21692, Nairobi, Kenya	9,290	Warehouse
Plot 312, Idu Industrial District, Abuja, Nigeria	6,000	Warehouse
Rua Ricardo Severo, No. 3 - 1st Floor, 4050-515 Porto, Portugal	894	Office
Plot 4, Block A, Surulere Industrial Road, Ogba Scheme, Ikeja, Lagos, Nigeria	9,566	Warehouse
14, Montgomery Road, Sabo, Yaba, Lagos State, Nigeria	980	Office
Cité Ouled Zidane N°25 Commune des Eucalyptus, Wilaya d'Alger	5,900	Warehouse
Plot M232, Ntinda-Nakawa Industrial area, Uganda	6,676	Warehouse
Unit 6, 7, 8, West Building North Precinct, Topaz Boulevard Montagu Park, Cape Town, South Africa	8,900	Warehouse
Plot No. 272-273 sector, New Cairo, Egypt	2,174	Office
Boulevard Valery Giscard | d'Estaing, carrefour Solibra, Côte d'Ivoire	1,736	Office
349 Herbert Macaulay, Yaba Lagos State, Nigeria	1,898	Office
Plot No. 85 (eighty-five) - Industrial Zone - New Cairo - Cairo,Egypt	4,895	Warehouse
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
Consumer Protection
We are subject to several laws and regulations designed to protect consumer rights. These consumer protection laws typically set out basic consumer rights, which often include the right to obtain clear and accurate information about products and services offered on the consumer market, and the right to obtain clear and accurate terms and conditions of the sale of goods. In Ivory Coast consumer protection legislation requires customers to be offered free returns up to ten days after delivery, and in Egypt we are required to allow free returns up to fourteen days after delivery.
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
Product Safety
Product safety laws operate across all our markets, with varying degrees of maturity and specificity. Many of the goods sold on our marketplace are offered and delivered by third parties, which makes it difficult for us to predict our liability exposure or establish standard procedures for product safety. Nevertheless, we take a proactive approach to quality control and product safety in all of our markets, with specific quality checks in place based upon the sensitivity of goods and services offered in various markets. We seek to limit liability exposure across markets through standard contractual terms that require all sellers on our marketplace to accept responsibility for any loss or damage caused by their products and indemnify us accordingly. We also penalize, including by delisting, sellers who offer prohibited products. Furthermore, we implement country-specific product safety, quality control, and liability-limiting procedures as necessary.
Payment Services
Some of the countries in which we operate lack advanced financial infrastructure, and the percentage of Africans with a bank account, although increasing rapidly, remains relatively low. Accordingly, most of our transactions are completed using a cash on delivery system. Integrated payment and delivery systems are relatively new in Africa, and regulation of such services is constantly evolving.

We offer certain payment and financial services to our customers and sellers across the various African markets in which we operate. In a number of jurisdictions we offer services as a payment service provider (“PSP”) for our marketplace. While we do not hold licenses to operate as a PSP for third-party merchants in all of our markets, we are permitted to offer JumiaPay services in certain markets for our marketplace through agreements we have with existing licensed banks or PSPs. We secured a payment solution service provider license in Nigeria in 2022, and a payment service provider license in Kenya in 2023, which allow us to operate as an independent PSP in Nigeria and Kenya, respectively. Additionally, through the National Bank of Egypt, we secured the relevant license to offer payment processing services off-platform in Egypt in 2021.
Our marketplace enables licensed third-party lenders to offer loans to our customers or sellers in other jurisdictions such as Nigeria and Ivory Coast. Because we only operate as an intermediary in the lending market in these countries, our partners are responsible for the underwriting and credit scoring process.
Other financial regulations and payment standards in Africa vary greatly from country to country. Certain jurisdictions have enacted legislation to prevent money laundering, fraud and terrorist financing. For example, in 2001, the Egyptian Government established the Information Technology Industry Development Authority and tasked it with regulating online transactions and other aspects of the information technology industry. Other jurisdictions require that we obtain licenses to offer certain of our payment solutions. Furthermore, in Ghana, the Payment Systems and Services Bill has been implemented allowing the Bank of Ghana to regulate an estimated 150,000 active mobile-money agents and enforce anti-money-laundering and data protection standards. Internet activity in Ghana is currently regulated by the National Communications Authority (“NCA”). The NCA enforces the Electronic Transactions Act of 2008, which provides a comprehensive legal framework for, among other things, electronic transactions, data protection and electronic funds transfer.
The general inconsistency of financial regulations adds to the security concerns of credit worthy customers that make them reluctant to electronically transfer funds or pre-pay for goods. Resolving the barriers to creating a reliable financial infrastructure would require cooperation between governments, financial institutions and mobile service providers.

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
For a discussion of the year ended December 31, 2022 compared to December 31, 2021, refer to the section contained in our Annual Report on Form 20-F for the year ended December 31, 2022, “Item 5: Operating and financial review and prospects.”
Overview
We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with customers, our logistics service, which enables the shipment and delivery of packages from sellers to customers, and our payment service, JumiaPay, which, together with its network of licensed payment service providers and other partners, facilitates transactions among participants active on our platform in selected markets.
On our marketplace, a large and diverse group of over 64 thousand sellers offer goods across a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods, to customers (i.e., consumers, retailers, distributors and other local buyers). In connection with our marketplace offering, we also engage in corporate sales, where we sell physical goods to local and regional retailers, distributors and other corporate buyers. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment, transport ticketing as well as financial services such as micro-loans, insurance or savings products. We had 5.7 million Annual Active Customers as of December 31, 2023. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more customers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2023, over 80% of the items sold through our marketplace were offered by third-party sellers.
Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for customers and drop-off locations for sellers and a significant number of local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. In certain cities, where we believe it is beneficial to enhance our logistics service, we also operate our own last-mile fleet.
Our payment service, JumiaPay, has been designed to facilitate cashless online transactions between participants on our platform, with the intention of integrating additional financial services in the future. JumiaPay encompasses a number of functionalities positioning African customers, who have traditionally relied on cash, to transact in a cash-less manner. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay also has a dedicated payment app, the JumiaPay app, through which we offer customers a number of digital lifestyle services from a broad range of third-party service providers. As of December 31, 2023, one or more JumiaPay services were available in nine markets: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Tunisia, Uganda and Algeria. In line with our strategic focus on adding value to our ecosystem, we have deliberately rationalized the range of digital services offered on the JumiaPay app and scaled back some of our marketing initiatives which impacted negatively the JumiaPay performance in 2023. Our strategic focus is now on cultivating a customer base with greater long-term value. The number of JumiaPay Transactions reached 8.4 million in 2023 compared to 9.7 million in 2022. Total Payment Volume (“TPV”) reached $192.2 million in 2023, a decrease of 25% compared to 2022.
Our operations benefit from a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform has been developed by our technology and data team, which is predominantly located in Portugal and Egypt. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and customer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our customer experience more personal and relevant, and enable us, selected sellers and logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and may benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.

We remain committed to taking the business to profitability, through a combination of fundamentals-led growth, enhanced cost discipline and balanced monetization. Navigating a very challenging macroeconomic backdrop in 2023, we have implemented several initiatives focused on enhancing our financial performance and building a more robust foundation for our e-commerce operations. This involved discontinuing business activities with limited growth potential, optimizing marketing spending, and implementing organizational streamlining measures. While these changes impacted our performance in 2023, they were deemed necessary to ensure long-term sustainability and success in a complex and evolving economic landscape. Annual Active Customers reached 5.7 million, a decrease of 22% compared to 2022. Orders reached 21.3 million, a decrease of 22% compared to 2022. GMV reached $0.75 billion, a decrease of 20% compared to 2022. In terms of financial indicators, we made significant progress in 2023 . Our Adjusted EBITDA loss for 2023 decreased by 68% from $182.1 million to $58.2 million, steadily improving quarter after quarter. Our Loss before tax from continuing operations for 2023 decreased by 52% from $206.2 million to $98.6 million.

Our Revenue Model
We distinguish between marketplace revenue and first-party sales. Marketplace revenue is generated from sales of third-party sellers and from services provided via our platform. First-party sales are generated from sales where we act directly as the seller. Within our marketplace revenue, we distinguish the following revenue streams:

•Commissions, which are charged to third-party sellers based on the value of the goods and services they sell to customers (i.e., consumers, retailers, distributors and other local buyers) via our marketplace, net of cancellations and returns. Usually, these fees are a percentage of the value of the transaction. The percentage varies by goods or service category and region. We refer to the sales producing these commissions as third-party sales.
•Fulfillment, which comprises delivery fees charged to customers for delivery of goods purchased on our marketplace.
•Marketing & advertising, which corresponds to the revenue generated from the sale of a diversified range of ad solutions to sellers and advertisers.
•Value added services, which includes revenue from services charged to our sellers, such as logistics services, packaging or content creation.

Our first-party sales are derived from activities where we act directly as the seller. We generally undertake them in an opportunistic manner to complement the breadth of the product assortment on our platform, usually in areas where we see unmet customer demand. Under first-party sales, we also engage in corporate sales, i.e. sales where we directly sell goods to local and regional retailers, distributors and other corporate buyers.
Non-platform revenue mainly includes at this stage revenue generated from our logistics-as-a-service offering where third-party businesses access the Jumia Logistics platform for their fulfillment needs.

The following table shows a breakdown of our revenue for the years ended December 31, 2021, 2022 and 2023 by source:

	For the year ended December 31,
	2021(1)	2022(1)	2023(1)
	(in USD millions)
Marketplace revenue(2)	97.9	115.1	97.8
Commissions	30.3	39.9	46.7
Fulfillment	32.2	26.1	18.5
Marketing and advertising	10.1	16.9	12.4
Value added services	25.2	32.2	20.3
First-party sales(3)	65.1	81.7	86.4
Platform revenue(4)	163.0	196.9	184.2
Non-platform revenue(5)	4.6	6.4	2.2
Total revenue	167.6	203.3	186.4
Cost of revenue	(66.2)	(85.1)	(79.3)
Gross profit	101.5	118.2	107.1
_________________________
(1) All periods adjusted for the exclusion of food delivery operations in 2023.
(2) Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(3) First-party revenue corresponds to sales of goods shown in Note 23 to our audited consolidated financial statements.
(4) Platform revenue is the sum of marketplace revenue and first-party revenue.
(5) Non-platform revenue corresponds to other revenue shown in Note 23 to our audited consolidated financial statements.
Our primary sources of revenue are first-party sales and commissions, fulfillment and value added services from third-party sales.
The relative proportion of third-party and first-party sales varies from period to period. Shifts in the relative proportion of third-party and first-party sales do not have a meaningful impact on GMV. However, these shifts trigger variations in our revenue, as we record the full sales price net of returns and VAT as revenue for first-party sales and only a percentage of the sales price (commission) net of returns and VAT as revenue for third-party sales. For first-party sales, we incur cost of revenue, primarily related to the purchase price of the goods sold. For third-party sales, we do not incur comparable cost of revenue as the purchase price of the goods sold is borne by the third-party seller. Accordingly, while we track revenue, we recognize that the relative proportion of third-party and first-party sales can impact its interpretation. Therefore, we utilize a combination of metrics, including gross profit, to steer our operations.

Key Performance Indicators
The following table sets forth our key performance indicators for the years ended December 31, 2021, 2022 and 2023.

	For the year ended December 31,
	2021(1)	2022(1)	2023(1)
	(in millions)
Annual Active Customers	7.0	7.3	5.7
Orders	26.1	27.5	21.3
GMV	$902.0	$932.5	$749.8
TPV	$242.0	$256.2	$192.2
JumiaPay Transactions	10.3	9.7	8.4
Adjusted EBITDA	$(177.4)	$(182.1)	$(58.2)
_________________________
(1) All periods adjusted for the exclusion of food delivery operations in 2023.
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns. On a quarterly basis, we report Quarterly Active Customers, which refer to unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
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
Adjusted EBITDA corresponds to loss for the period from continuing operations, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and share-based payment expense.
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
The following table provides a reconciliation of loss for the year from continuing operations to Adjusted EBITDA for the periods indicated:

	For the year ended December 31,
(USD million)	2021(1)	2022(1)	2023(1)
Loss for the year from continuous operations	(207.6)	(213.1)	(99.3)
Income tax expense	0.4	7.0	0.7
Net Finance costs / (income)	(14.4)	4.4	25.3
Depreciation and amortization	9.6	11.5	9.8
Share-based compensation	34.5	8.2	5.3
Adjusted EBITDA(2)	(177.4)	(182.1)	(58.2)
_________________________
(1)All periods adjusted for the exclusion of food delivery operations in 2023.
(2)Unaudited

The following table provides a reconciliation of loss for the year from continuing operations to Adjusted EBITDA for each fiscal quarter for the periods indicated.

	2022(1)(2)				2023(1)(2)
(USD million)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Loss for the year from continuous operations	(62.0)	(61.4)	(39.3)	(50.4)	(29.3)	(30.7)	(22.7)	(16.6)
Income tax expense	0.1	0.3	0.8	5.8	0.1	(0.2)	1.3	(0.6)
Net Finance costs / (income)	2.9	1.0	0.6	(0.2)	0.8	8.8	3.0	12.7
Depreciation and amortization	2.6	2.8	3.1	2.9	2.8	2.6	2.2	2.1
Share-based compensation	8.4	7.6	(5.5)	(2.3)	0.9	1.3	1.3	1.7
Adjusted EBITDA(3)	(47.9)	(49.7)	(40.3)	(44.1)	(24.7)	(18.2)	(14.8)	(0.6)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)All periods adjusted for the exclusion of food delivery operations in 2023.
(3)Unaudited
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
Financial Strategy
Our new management board of Jumia, appointed in November 2022, has a clear mandate of accelerating the progress of Jumia towards profitability. As part of that, we have developed a strategy that includes a number of levers that have important financial implications:
•Enhanced business focus: We are working on increasing our business focus by allocating capital and resources to core areas where we see attractive returns on investments and clear ecosystem benefits. For example, following a strategic review of our food delivery business called Jumia Food, we determined that our food delivery business is not suitable to the current operating environment and macroeconomic conditions in our markets, and closed our food delivery business in all markets by the end of December 2023.
•Stronger cost discipline: We are taking decisive action on the cost front to drive efficiencies across the full cost structure.
◦Since the fourth quarter of 2022 extending through 2023, we have streamlined our organizational structure, creating leaner, more effective teams, fully committed to the execution of our strategy. In 2023, we decreased our headcount by 1,403, which corresponded to a 32% headcount reduction. As part of our organizational changes, we have meaningfully reduced the size of our team in Dubai and relocated some team members to our African offices, closer to our consumers, sellers and operations.
We expect these headcount reductions to allow us to generate staff costs savings in 2024 compared to 2023.
◦We have also been focused on driving marketing efficiencies to significantly reduce our Sales & Advertising expense. As part of that, we are working on optimizing the returns on our paid online marketing investments by rationalizing marketing channels. In addition, we focus our efforts on the most efficient online channels such as CRM and SEO. We are also allocating a higher share of investment to local offline channels that help us build brand awareness and consideration in a cost-effective manner.

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
Number of sellers and goods and services offered by those sellers
The success of our marketplace, which is central to our business model, is driven by the breadth and quality of the goods and services offered, which depend largely on the number and quality of sellers on our marketplace as well as their ability to increase the range of goods and services they offer to our customers. The number of sellers who received an order on our marketplace within the 12-month period preceding the relevant date, irrespective of cancellations or returns, was more than 64 thousand as of December 31, 2023. The number of sellers offering similar goods on our marketplace is a key driver of price attractiveness and quality of service, as they compete for market share on our marketplace. Competition between sellers is also essential to our monetization, as it increases the appetite for sellers to use our services that are geared toward enhancing the sellers’ visibility or their quality of service.
We experienced material supply challenges on our platform in 2023. The depreciation of local currencies against the US Dollar alongside a more challenging access to foreign currencies in a number of countries within our portfolio caused import and supply disruption that affected our sellers.

A key focus of our new management board is to further strengthen supply on our platform, building stronger relationships with key brands and local distributors across our priority categories, which are phones, electronics, home & living, fashion and beauty.
Growth and engagement of our Annual Active Customers
The acquisition, engagement and retention of users on our platform is a key driver of our financial performance. As of December 31, 2023, Annual Active Customers reached 5.7 million compared to 7.3 million as of December 31, 2022. This decline was driven by changes in our category mix as we shifted focus from categories with high usage but unfavorable unit economics, particularly fast-moving consumer goods, and reduced spending on customer incentives and promotions.

The pace of customer acquisition and level of repurchase tend to be closely related to the strength of our customer value proposition and relevance of our marketing strategy. In addition to further enhancing our customer value proposition, including enhancing the depth and quality of supply and improving pricing and customer experience, we are working on increasing the relevance and effectiveness of our marketing strategy. In particular, we have shifted our marketing investments towards local marketing channels to support brand awareness and customer education with tailored activation campaigns on the ground.
Payment method and return rate
The ability for customers to pay cash on delivery is an important feature of our platform, in particular for new customers who are transacting online for the first time. In case of cash on delivery, the customer needs to be present at the time of the delivery to pay for the order. While we are constantly improving our operations to make delivery schedules more convenient and predictable, some customers are not present at the time of the delivery attempt, which means that cash on delivery results in a significantly higher portion of returns than other delivery options. These returns are driving higher fulfillment costs, higher costs of operations for our sellers and lower monetization for us as we are not able to collect commissions for such returns. In comparison, orders that are “pre-paid” electronically tend to drive much lower returns than cash on delivery, driving better monetization for us and, ultimately, lower fulfillment costs and less operational complexities.
The Cancellations, Failed Deliveries, and Returns ("CFDR") rate as a percentage of GMV increased slightly from approximately 23% in 2022 to 25% in 2023. We also experienced an increase in the CFDR rate as a percentage of Orders from approximately 16% in 2022 to 20% in 2023. The ratio is typically lower when expressed as a percentage of Orders than GMV as higher average item value orders tend to show higher CFDR rates. The increase in the CFDR rate can affect customer experience. We are actively working to minimize CFDR through improved communication and operational efficiency.

Efficiency of our fulfillment operations
With Jumia Logistics, we have built an innovative logistics and delivery ecosystem that we believe is the leading e-commerce and express delivery service in Africa. We generate revenue from our fulfillment services mainly through delivery charges charged to our customers and to our sellers. We incur fulfillment expense mainly for third-party logistics providers and for our network of warehouses, where we provide storage services to our sellers, inbound and outbound logistics services and control and consolidate packages.
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

The following tables show the development of our quarterly GMV, orders, revenue and gross profit for each quarter in 2021, 2022 and 2023:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in USD millions)
2021(1)(2)
GMV	181.7	204.5	215.2	300.6
Orders	5.2	5.9	6.4	8.5
Revenue	30.0	37.9	39.9	59.8
Gross profit	21.8	24.6	23.0	32.1
2022(1)(2)
GMV	225.1	242.9	212.1	252.4
Orders	6.6	7.4	6.6	6.9
Revenue	44.6	53.3	44.8	60.6
Gross profit	24.9	27.3	28.7	37.3
2023(1)(2)
GMV	173.2	179.2	164.1	233.3
Orders	4.5	4.5	5.7	6.6
Revenue	41.2	44.0	41.7	59.4
Gross profit	24.9	22.9	22.2	37.1
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)All periods adjusted for the exclusion of food delivery operations in 2023.
We believe that our business will continue to show seasonal patterns in the future. For further information on our quarterly performance, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Comparison of Fiscal Years Ended December 31, 2022 and December 31, 2023—Consolidated Statement of Operations—Quarterly Data.”
Macroeconomic condition and political environment
Our customers are primarily located in three African regions comprising 11 countries. Our results of operations and financial condition are significantly influenced by political and economic developments in these countries and the effect that these factors may have on demand for goods and services. The COVID-19 pandemic, the high inflationary and interest rate environment as well as fluctuations in oil and commodity prices may in the short to medium term pose significant macroeconomic challenges. We look at the macroeconomic environment based on a number of factors, which include inflation indicators, consumer confidence index, business confidence index, GDP growth, currency exchange rates, and access to capital and foreign exchange. In particular, inflation indicators reached multi-decade highs across a number of our countries at the end of 2023, with core CPI year-over-year increases in December 2023 of 34% in Egypt, 29% in Nigeria and 23% in Ghana, according to IMF data and National Bureau of Statistics (NBS) of Nigeria. Inflationary pressure and currency devaluations are further exacerbated by the regional conflicts with notable exposures in a number of African countries such as Egypt that are dependent on the agricultural product imports from Russia and/or Ukraine. Overall, inflation levels are expected to remain elevated throughout 2023. Higher inflation rates are putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. In the fourth quarter of 2022, challenges on both the supply and demand fronts negatively affected the performance of our usage indicators, GMV, Orders and Quarterly Active Customers. On the cost front, while we are experiencing inflation pressure on wages, utility and fuel, we are implementing a number of efficiency initiatives across the full cost structure to mitigate inflation impact and drive cost reduction.

Components of our Results of Operations
Revenue
We generate revenue primarily from first-party sales, third-party sales, marketing and advertising, and the provision of other services.
First-party sales: Revenue from first-party sales relates to sales of goods where we enter into an agreement with a customer to sell goods and act directly as the seller. We also engage in corporate sales, i.e. sales where we directly sell goods to local and regional retailers, distributors and other corporate buyers. These goods are sold for a fixed price as determined by us and we bear the obligation to deliver those goods to the customer. As such, we are considered to be the principal in these transactions and recognizes sales on a gross basis for the selling price at the point in time when the goods are delivered to the consumer. The delivery of the goods is not a separate performance obligation, as the consumer cannot benefit from the goods without the delivery, which must be performed by us. Therefore, revenue for goods and delivery are recognized at the same point in time.
Third-party sales: Revenue from third-party sales is related to our online marketplace which provides third-party sellers the ability to sell goods directly to customers (i.e., consumers, retailers, distributors and other local buyers) through our platform. Our performance obligation with respect to these transactions is to arrange for the sale of goods provided by sellers and deliver them to the customers on behalf of the sellers. We consider that we have one performance obligation in respect of these transactions which is to arrange the sale and delivery of goods to customers on behalf of sellers. Since we do not control the goods, we are an agent in these transactions. The revenue from these transactions is recognized when we satisfy our performance obligation, which is at a point in time when the goods are delivered to the customer.
We generate the following revenues from these third-party sales:
a.Commissions: We generate a commission fee (normally a percentage of the selling price), which we charge to sellers based on agreements with the sellers.
b.Fulfillment revenue: We charge a delivery fee to customers when delivering goods on behalf of the sellers which we recognize as fulfillment revenue.
c.Value added services: In some instances, we also charge a delivery fee to sellers when delivering goods to customers on behalf of the sellers which we recognize as part of value-added services.
Marketing and advertising: We provide advertising services to sellers and non-sellers, such as performance marketing campaigns, placing banners on our platform or sending newsletters and notifications. The advertising services are contractually agreed with the advertisers. As we establish pricing and are primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. The campaigns and banners can be run for a short period as well as be spread over a year and are therefore recognized at a point in time or over the period.
Value added services: In addition to the delivery fees charged to sellers relative to third-party sales noted above, we also provide other services to sellers for which we charges a fee such as warehousing services of products ahead of shipment and technical support. As we establish pricing, revenue is recognized on a gross basis. Revenue for warehousing is recognized over the period of storage of the goods while revenue for technical support is recognized when the respective service is completed.
Other revenue: We provide logistics services, such as transportation of goods, to non-sellers. We are deciding the price and assuming the risk of non-performing these services and are deemed the principal in this activity. The performance obligation is satisfied when the shipping services are completed.
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
We use the expected value method to estimate the variable consideration given the large number of contracts that have similar characteristics. We then apply the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue. A refund liability is recognized for the goods that are expected to be returned (i.e., the amount not included in the transaction price), and a right of return asset for the right to recover products when a refund liability is settled.
We grant incentives to our end consumers and subsidies to our sellers. Incentives to end consumers, which include discounts or vouchers, and marketplace subsidies to sellers are consideration payable to a customer and are recognized as a reduction of revenue.
We pay sales commission or fees to parties for each contract that we obtain. We apply the optional practical expedient to immediately expense costs to obtain a contract if the amortization period of the asset that would have been recognized is one year or less. As such, sales commissions and fees are immediately recognized as an expense and included as part of sales and advertising expense.
Cost of revenue: Our cost of revenue includes the external costs directly attributable to fulfilling the performance obligations mentioned above, such as the purchase price of customer products where we act directly as the seller. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and shipping costs related to logistics services to non-sellers are also included in cost of revenue.
Fulfillment expense: Fulfillment expense consists of expense related to services of third-party logistics providers and payment processing expenses, which we refer to as freight and shipping, and expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping. Fulfillment expense other than freight and shipping represents those expenses incurred in operating and staffing our fulfillment and customer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing customer orders for shipment, including packaging materials. Lease expenses are primarily classified as “General and administrative expense” . Fulfillment expense also includes expense relating to customer service operations.
Sales and advertising expense: Sales and advertising expenses represent expenses associated with the promotion of our marketplace and include online and offline marketing expenses, promotion of the brand through traditional media outlets, certain expense related to our customer acquisition and engagement activities and other expense associated with our market presence.
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

A. Operating Results
Comparison of Fiscal Years Ended December 31, 2022 and December 31, 2023
Consolidated Statement of Operations

	For the year ended December 31,
	2021(1)	2022(1)	2023(1)
	(in USD millions)
Revenue	167.6	203.3	186.4
Cost of revenue	(66.2)	(85.1)	(79.3)
Gross profit	101.5	118.2	107.1
Fulfillment expense	(74.7)	(76.8)	(43.9)
Sales and advertising expense	(73.7)	(66.9)	(21.5)
Technology and content expense	(36.7)	(52.4)	(41.5)
General and administrative expense(2)	(139.1)	(122.2)	(74.4)
Other operating income	1.4	2.1	1.2
Other operating expense	(0.3)	(0.1)	(0.3)
Termination benefits	—	(3.7)	—
Operating loss	(221.6)	(201.8)	(73.3)
Finance income	24.8	15.3	6.2
Finance costs	(10.3)	(19.6)	(31.5)
Loss before Income tax from continuing operations	(207.1)	(206.2)	(98.6)
Income tax expense	(0.4)	(7.0)	(0.7)
Loss for the year from continuing operations	(207.6)	(213.1)	(99.3)
Loss after Income tax for the period from discontinued operations	(19.3)	(25.1)	(4.9)
Loss for the year	(226.9)	(238.3)	(104.2)
_________________________
(1)All periods adjusted for the exclusion of food delivery operations in 2023.
(2)Includes share-based payment expense of $34.5 million in 2021, $8.2 million in 2022 and $5.3 million in 2023.
Revenue
The following table shows a breakdown of our revenue in 2021, 2022 and 2023 by source:

	For the year ended December 31,
	2021(1)	2022(1)	2023(1)
	(in USD millions)
Marketplace revenue(2)	97.9	115.1	97.8
Commissions	30.3	39.9	46.7
Fulfillment	32.2	26.1	18.5
Marketing and advertising	10.1	16.9	12.4
Value-added services	25.2	32.2	20.3
First-party sales	65.1	81.7	86.4
Platform revenue(3)	163.0	196.9	184.2
Non-platform revenue(4)	4.6	6.4	2.2
Total revenue	167.6	203.3	186.4
_________________________
(1) All periods adjusted for the exclusion of food delivery operations in 2023.
(2) Marketplace revenue is the sum of commissions, fulfillment, marketing and advertising and value-added services.
(3) Platform revenue is the sum of marketplace revenue and first-party revenue.
(4) Non-platform revenue corresponds to other revenue shown in Note 23 to our audited consolidated financial statements.

Our primary sources of revenue are first-party sales and commissions, fulfillment and value added services from third-party sales.
Revenue decreased by 8.3% from $203.3 million in 2022 to $186.4 million in 2023. This decrease was driven by a decline in marketplace revenue combined with growth in first-party sales.
Revenue from first-party sales increased by 5.7% from $81.7 million in 2022 to $86.4 million in 2023.
Marketplace revenue decreased by 15.0% from $115.1 million in 2022 to $97.8 million in 2023.
Despite the significant headwinds to Revenue performance from foreign exchange fluctuations, in particular the Nigerian Naira and the Egyptian Pound depreciation year-over-year, we experienced growth in commissions within our marketplace revenue and in first-party sales driven by growth in corporate sales to local and regional retailers, distributors and other corporate buyers in selected countries (primarily Egypt). The challenging macroeconomic context, with cautious advertiser spending, and the lower traffic on our platform affected the remaining marketplace revenue streams.
Cost of Revenue
Cost of revenue decreased by 6.8% from $85.1 million in 2022 to $79.3 million in 2023, mostly driven by improved first-party sales margins. Cost of revenue primarily includes the purchase price of customer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and shipping costs related to logistics services to non-sellers are also included in cost of revenue.
Gross Profit
Gross profit decreased by 9.4% from $118.2 million in 2022 to $107.1 million in 2023, mainly driven by the performance of Revenue. Gross Profit as a percentage of GMV reached 14.3% compared to 12.7% in 2022, supported by improved first-party sales margins and reduced spending on customer incentives and promotions.
Fulfillment Expense
Fulfillment expense decreased by 42.8% from $76.8 million in 2022 to $43.9 million in 2023, driven by foreign exchange effects, the reduction in the number of orders and cost reduction initiatives. On a per Order basis, fulfillment expense decreased from $2.79 to $2.06. We continuously seek to achieve greater efficiencies in our logistics chain, while improving the quality and reliability of our service and expanding our reach beyond the main urban centers.
Sales and Advertising Expense
Sales and advertising expense decreased by 67.9% from $66.9 million in 2022 to $21.5 million in 2023, mostly as a result of a significant reduction in marketing expenditure in 2023 compared to 2022 as we brought more discipline to our marketing spending. This led to an improvement in marketing efficiency ratios with Sales and Advertising expense per Order decreasing by 58.6% to $1.01 in 2023, compared to $2.43 in 2022. As a percentage of GMV, Sales and Advertising expense improved from 7.2% in 2022 to 2.9% in 2023.
Technology and Content Expense
Technology and content expense decreased by 20.8% from $52.4 million in 2022 to $41.5 million in 2023, as a result of our efforts to increase the efficiency of our technology investments by streamlining our infrastructure and software costs and our staff structure. Technology is a core part of our DNA and we remain committed to developing more products and features to improve the experience of all participants on our platform.
General and Administrative Expense
General and administrative expense decreased by 39.1% from $122.2 million in 2022 to $74.4 million in 2023, primarily driven by a significant reduction in tax expense and staff costs. General and administrative expense included a $18.6 million beneficial impact from a tax provision release. Tax provisions are expected to be utilized or released as a result of the regular tax audits in the Countries where we operate. When the technical merits of our tax filings get clarified and confirmed with the tax authorities, as happened in 2023, this reduces the overall uncertainty in our tax positions, resulting in a reversal of provisions. Excluding the impact of this tax provision release and share-based compensation, General and administrative expense was $87.8 million in 2023.
Excluding share-based compensation expense, General and administrative expense decreased to $69.2 million in 2023 compared to $114.0 million in 2022. The staff costs component of General and administrative expense, excluding share-based compensation expense, decreased by 24.2% from $52.6 in 2022 to $39.9 in 2023, as a result of the organizational changes that have been implemented since the end of 2022. As part of the organizational changes, we have meaningfully reduced the size of our team in Dubai and relocated some team members to our African offices, closer to our consumers, sellers and operations.
Termination benefits
We took significant action in the fourth quarter of 2022 to streamline our organization structure and reduce our headcount. The implementation of these organizational changes resulted in $3.7 million in one-off restructuring costs booked in the fourth quarter of 2022. These headcount reductions allowed us to generate staff costs savings in 2023 compared to 2022. Regular termination benefits incurred as part of the recurring operating cycle of the business are recorded by function under Staff costs and amounted to $3.1 million in 2023 and $0.3 million in 2022.
Operating Loss
Operating loss decreased by 63.7% from $201.8 million in 2022 to $73.3 million in 2023, primarily as a result of the significant cost reduction initiatives over the period.
Adjusting our operating loss for depreciation and amortization and share-based payment expense, our Adjusted EBITDA loss decreased by 68.0% from $182.1 million in 2022 to $58.2 million in 2023, in line with the reduction in the operating loss.
Finance Income
Finance income decreased from $15.3 million in 2022 to $6.2 million in 2023, primarily due to a decrease of foreign exchange gains.
Finance Costs
Finance costs increased from $19.6 million in 2022 to $31.5 million in 2023, primarily due to the increase of foreign exchange losses and fair value losses on financial assets at fair value through profit or loss, related to our treasury and investment portfolio management activities. These financial assets, which constitute investments in securities measured at fair value through profit or loss, incurred fair value losses of $13.6 million in 2023 compared to $7.2 million in 2022 and were disposed of during the period.
Loss before Income Tax from continuing operations
Loss before income tax from continuing operations decreased by 52.2% from $206.2 million in 2022 to $98.6 million in 2023, mostly due to the significant cost reduction initiatives over the period.
Income Tax Expense
Income tax expense decreased from $7.0 million in 2022 to $0.7 million in 2023, primarily due to the recognition in 2022 of deferred taxes liabilities on unrealized foreign exchange gains and on financial assets at fair value through profit or loss.
Loss for the Year from continuing operations
Loss for the year from continuing operations decreased by 53.4% from $213.1 million in 2022 to $99.3 million in 2023.
Constant Currency Data
We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects. Constant currency metrics are calculated using the average monthly exchange rates for each month during

2022 and applying them to the corresponding months in 2023, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The comparative constant currency metrics are calculated using the average monthly exchange rates for each month during 2021 and applying them to the corresponding months in 2022. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth certain unaudited constant currency data for fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023.

	For the year ended December 31,
	As reported		YoY	As reported	Constant currency	YoY
	2022(1)	2023(1)	Change	2022(1)	2023(1)	Change
	(in USD millions)
GMV	932.5	749.8	(19.6)%	932.5	942.9	1.1%
TPV	256.2	192.2	(25.0)%	256.2	263.3	2.8%

Revenue	203.3	186.4	(8.3)%	203.3	245.1	20.6%
Gross Profit	118.2	107.1	(9.4)%	118.2	138.2	17.0%
Fulfillment expense	(76.8)	(43.9)	(42.8)%	(76.8)	(55.9)	(27.2)%
Sales and Advertising expense	(66.9)	(21.5)	(67.9)%	(66.9)	(26.2)	(60.9)%
Technology and Content expense	(52.4)	(41.5)	(20.8)%	(52.4)	(42.8)	(18.4)%
General and administrative expense(2)	(122.2)	(74.4)	(39.1)%	(122.2)	(86.0)	(29.6)%
Termination benefits	(3.7)	—	n.a.	(3.7)	—	n.a.
Adjusted EBITDA	(182.1)	(58.2)	(68.0)%	(182.1)	(54.6)	(70.0)%
Operating Loss	(201.8)	(73.3)	(63.7)%	(201.8)	(71.6)	(64.5)%
_________________________
(1)All periods adjusted for the exclusion of food delivery operations in 2023.
(2)Includes share-based payment expense of $8.2 million in 2022 and $5.3 million in 2023. In constant currency, share-based payment expense of $5.3 million included in 2023.

	For the year ended December 31,
	As reported		YoY	As reported	Constant currency	YoY
	2021(1)	2022(1)	Change	2021(1)	2022(1)	Change
	(in USD millions)
GMV	902.0	932.5	3.4%	902.0	1,043.6	15.7%
TPV	242.0	256.2	5.9%	242.0	290.1	19.9%

Revenue	167.6	203.3	21.3%	167.6	227.9	36.0%
Gross Profit	101.5	118.2	16.5%	101.5	131.4	29.5%
Fulfillment expense	(74.7)	(76.8)	2.8%	(74.7)	(88.9)	19.0%
Sales and Advertising expense	(73.7)	(66.9)	(9.2)%	(73.7)	(71.0)	(3.6)%
Technology and Content expense	(36.7)	(52.4)	42.8%	(36.7)	(56.5)	53.8%
General and administrative expense(2)	(139.1)	(122.2)	(12.2)%	(139.1)	(133.8)	(3.8)%
Termination benefits	—	(3.7)	n.a.	—	(4.0)	n.a.
Adjusted EBITDA	(177.4)	(182.1)	2.6%	(177.4)	(198.3)	11.7%
Operating Loss	(221.6)	(201.8)	(8.9)%	(221.6)	(220.7)	(0.4)%
_________________________
(1)All periods adjusted for the exclusion of food delivery operations in 2023.
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

	2022(1)(2)				2023(1)(2)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in USD millions)
Revenue	44.6	53.3	44.8	60.6	41.2	44.0	41.7	59.4
Cost of revenue	(19.7)	(26.0)	(16.1)	(23.2)	(16.3)	(21.1)	(19.5)	(22.3)
Gross profit	24.9	27.3	28.7	37.3	24.9	22.9	22.2	37.1
Fulfillment expense	(18.7)	(21.8)	(17.7)	(18.6)	(11.8)	(10.6)	(9.8)	(11.7)
Sales and advertising expense	(15.9)	(19.5)	(14.7)	(16.8)	(5.3)	(5.5)	(4.4)	(6.2)
Technology and content expense	(12.4)	(13.5)	(12.9)	(13.7)	(11.2)	(10.7)	(9.7)	(9.9)
General and administrative expense(3)	(37.5)	(33.0)	(21.7)	(30.1)	(25.2)	(18.5)	(16.8)	(13.9)
Other operating income	0.6	0.4	0.3	0.8	0.2	0.4	0.1	0.5
Other operating expense	—	—	—	—	—	—	—	(0.2)
Termination benefits	—	—	—	(3.7)	—	—	—	—
Operating loss	(58.9)	(60.2)	(37.9)	(44.7)	(28.4)	(22.1)	(18.3)	(4.5)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)All periods adjusted for the exclusion of food delivery operations in 2023.
(3)Includes share-based payment expense of $8.4 million in the first quarter of 2022, $7.6 million in the second quarter of 2022, $5.5 million in the third quarter of 2022 and $2.3 million in the fourth quarter of 2022. Includes share-based payment expense of $0.9 million in the first quarter of 2023 and $1.3 million in the second quarter of 2023 and share-based payment income of $1.3 million in the third quarter of 2023 and $1.7 million in the fourth quarter of 2023.

The following table set forth certain key performance indicators, for each fiscal quarter for the periods indicated.

	2022(1)(2)				2023(1)(2)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in millions)
Quarterly Active Customers	2.6	2.8	2.6	2.8	2.0	2.0	2.0	2.3
Orders	6.6	7.4	6.6	6.9	4.5	4.5	5.7	6.6
GMV	$225.1	$242.9	$212.1	$252.4	$173.2	$179.2	$164.1	$233.3
Adjusted EBITDA	$(47.9)	$(49.7)	$(40.3)	$(44.1)	$(24.7)	$(18.2)	$(14.8)	$(0.6)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)All periods adjusted for the exclusion of food delivery operations in 2023.
B. Liquidity and Capital Resources
At December 31, 2023, we had a liquidity position of $120.6 million comprised of $35.5 million of cash and cash equivalents and $85.1 million of Term deposits and other financial assets. Most of our liquid means can be freely transferred, for a small fraction of our liquid means we may need authorization or permits for a cross-border transfer.
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
Impact of inflation
At the end of 2023, inflation indicators reached multi-decade highs across a number of countries in which we operate, with core CPI year-over-year increases in December 2023 of 34% in Egypt, 29% in Nigeria and 23% in Ghana, according to IMF data and National Bureau of Statistics (NBS) of Nigeria. Inflationary pressure and currency devaluations are further exacerbated by the regional conflicts with notable exposures in a number of African countries such as Egypt that are dependent on the agricultural product imports from Russia and/or Ukraine. Overall, inflation levels are expected to remain elevated throughout 2024.
In the countries in which we operate, higher inflation rates have been putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. In 2023, challenges on both the supply and demand fronts negatively affected the performance of our usage indicators, GMV, Orders and Quarterly Active Customers. On the cost front, while we are experiencing inflation pressure on wages, utility and fuel, we are implementing a number of efficiency initiatives across the full cost structure to mitigate inflation impact and drive cost reduction.

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2021	2022	2023
	(in USD millions)
Net cash flows used in operating activities	(171.2)	(240.2)	(73.0)
Net cash flows (used in) / from investing activities	(404.8)	212.2	62.5
Net cash flows (used in) / from financing activities	334.2	(8.8)	(7.4)
Net (decrease)/increase in cash and cash equivalents	(241.7)	(36.7)	(17.9)
Effect of exchange rate changes on cash and cash equivalents	(15.1)	(8.8)	(18.2)
Cash and cash equivalents at the beginning of the year	373.9	117.1	71.6
Cash and cash equivalents at the end of the year	117.1	71.6	35.5
Net Cash Flows used in Operating Activities
Net cash used in operating activities decreased by 69.6% from a cash outflow of $240.2 million in 2022 to a cash outflow of $73.0 million in 2023, primarily driven by a positive impact in working capital and significant cost reduction initiatives. A decrease in accounts receivable and an increase in inventories and accounts payable led to a net cash inflow of $8.6 million in 2023 compared to a net cash outflow of $46.7 million in 2022.
Net Cash Flows from Investing Activities
Net cash flows from investing activities has shown a significant cash inflow of $62.5 million (2022: $212.2 million mainly related to the maturing and selling of part of the financial investments during 2023 in the amount of $59.1and million (2022: $220.4 million).
Net Cash Flows used in Financing Activities
Net cash flows used in financing activities amounted to a cash outflow of $7.4 million in 2023 (2022: $8.8 million) mainly due to the repayment of lease liabilities and payment of lease interest.
Contractual Obligations
Below is a summary of short-term and long-term anticipated cash requirements as of December 31, 2023:

	Payments due by period
In thousands of USD	Less than one year	More than one year
Leases	4,404	2,357
Purchase obligations	67,925	13,125
Tax payables	23,999	474
Total	96,328	15,956
Purchase obligations relate primarily to trade payables, accrued employee benefits and other third-party agreements.
C. Research and Development, Patents and Licenses, Etc.
We continuously invest in our technology and data collection and analytics capabilities. Our technology centers in Porto, Portugal and in Cairo, Egypt provide the centralized and harmonized technology backbone for our operations across our three regions. Our research and development activities focus on the production, maintenance and operation of new and existing goods and services. We see our technology and content expense as an investment in future growth and seller and customer experience and satisfaction. Going forward, we intend to maintain or increase our investments into our technology and data capabilities.

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
Principal versus agent considerations
We enter into contracts where we act as a seller and determine the price and bear the obligation to deliver those goods to the customer. Under these contracts, we determine that we control the goods before they are transferred to customers and hence are a principal. Additionally, in cases where we enter into transactions wherein we provide marketing services, we are obliged to render the services as well as have the discretion to set the price, and hence are considered as a principal in such transactions.

In cases where we enter into a contract that provides the selling platform to sellers to sell goods and services to customers, we have no discretion in setting the price and have no inventory risk and hence are considered to be the agent in such transactions. The fulfillment services are seen as activities to fulfill the promise to transfer the goods to customers. The sale and the delivery services together constitute a single performance obligation.
Classification and presentation of other financial assets
We acquired investment grade bonds managed via a discretionary fund and securities. These investments are included in the statement of financial position as other financial assets. Investments in securities are fully disposed of in 2023. Further details can be found in Note 12 to our audited consolidated financial statements included elsewhere in this Annual Report.
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
Estimates and assumptions
Regional Conflicts
The effects of ongoing regional conflicts have required reassessment of significant judgments and estimates to be made, including but not limited to:
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
The Group has assessed that the ongoing regional conflicts did not have a significant impact on estimates and judgments. The Group continues to assess potential impact on an ongoing basis, more particularly as it relates to ECL and NRV provisions.
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
The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and removing the members of our management board and determining their remuneration, representing us in connection with transactions between a current or former member of the management board and us, and granting approvals for certain significant matters. The supervisory board is not permitted to make management decisions and, unlike the management board, the supervisory board does not have the authority to direct the Company. As a result, the supervisory board is not the equivalent of a board of directors in the United States.
Our management board and our supervisory board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that, pursuant to applicable law, our articles of association or the internal rules of procedure, are the responsibility of the other board. Members of both boards owe a duty of loyalty and care to us. In carrying out their duties, they are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to us.
In carrying out their duties, the members of both boards must take into account a broad range of considerations when making decisions, including our interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated on equal terms. Additionally, the management board is responsible for implementing an internal control and risk management system that is effective and appropriate for the scope of our business activities and our risk situation.
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
Supervisory Board
German law requires that the supervisory board consists of at least three members, whereby the articles of association may stipulate a certain higher number. Our supervisory board currently consists of six members. German law further requires the number of supervisory board members to be divisible by three if this is necessary for the fulfillment of workers’ co-determination requirements. This does not apply to us as we are currently not subject to co-determination. As we grow, this may change and our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz), which applies to companies that have at least 500 employees, and the German Codetermination Act (Mitbestimmungsgesetz), which applies to companies that have at least 2,000 employees. In case the German Codetermination Act (Mitbestimmungsgesetz) applies to a company, at least 30% of the supervisory board members must be women and at least 30% of the members must be men. This currently does not apply to us.
The supervisory board has set certain targets for the composition of the supervisory board, including:
•at least 37.5% female members serving on our supervisory board by December 31, 2023 and
•an age limit of seventy years at the time of appointment.
The members of our supervisory board are elected by the shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our supervisory board members to be independent and neither our articles of association nor the rules of procedure for our supervisory board provide otherwise. However, the rules of procedure for our supervisory board provide that the supervisory board shall, taken as a whole, comprise of, in its own estimation, an adequate number of independent members. In addition, the rules of procedure of our audit committee set forth that all members of that committee shall be independent.
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
Our supervisory board elects a chairperson and a deputy chairperson from its members. The deputy chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. The members of our supervisory board have elected Jonathan D. Klein as chairperson and Angela K. Mwanza as deputy chairperson, each for the term of their respective membership on our supervisory board. Our supervisory board considers each of Jonathan D. Klein and Angela K. Mwanza to be independent.
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
The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term expires	Principal occupation
Jonathan D. Klein	63	2026	Co-Founder & Member of the Board, Getty Images
Anne Eriksson	65	2026	Non-Executive Director on various boards
Blaise Judja-Sato	59	2026	Founder, VillageReach; Founder, Resilience Trust
Angela Kaya Mwanza	53	2024	Managing Director, Private Advisor, Rockefeller Capital Management
Elizabeth J. Huebner	66	2026	Non-Executive Director on various boards
Pierre-Yves Calloc'h	49	2026	Chief Digital Officer, Pernod Ricard
Elizabeth J. Huebner and Pierre-Yves Calloc'h were appointed to the supervisory board by the annual shareholders’ meeting of August 14, 2023.
The business address of the members of our supervisory board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.
The following is a brief summary of the prior business experience of the members of our supervisory board:
Jonathan D. Klein has been an independent member and the chairman of our supervisory board since January 2019. Mr. Klein is the co-founder of Getty Images and served as the chief executive officer of Getty Images for over 20 years, prior to becoming its chairman in 2015 and he currently serves as a member of the board of directors. Mr. Klein currently serves as a member of the board of directors for several other institutions including Squarespace, Etsy, Bloom & Wild, The New Press and the Committee to Protect Journalists. Mr. Klein also served as executive-in-residence/catalyst advisor at General Catalyst until June 2023. Mr. Klein is a member of The Council on Foreign Relations. He received his master’s degree in law from the University of Cambridge.
Pierre-Yves Calloc´h has been an independent member of our supervisory board since August 2023. Mr. Calloc´h has been Chief Digital Officer of wine & spirits group Pernod Ricard since 2020. After leading digital marketing and e-commerce acceleration including M&A of marketplace and e-business players, he currently leads business innovation and deployment of AI at scale. With an engineering degree from École Polytechnique, he started his career at KPMG consulting on B2B e-commerce and SAP for retail practice, then joined Gérard Darel fashion group, before joining Pernod Ricard in 2003, as CIO for France. After various IT leading positions, he became Managing Director of Pernod Ricard affiliates in Colombia and Venezuela based in Bogota until 2017. Mr. Calloc´h has been a mentor for Endeavor Latin America.

Anne Eriksson has been an independent member of our supervisory board since June 2021. Ms. Eriksson serves as a non-executive director on the boards and chairs the audit committee of the African Asset Finance Company and RAXIO Group respectively. Ms. Eriksson also serves on the board of trustees of M-PESA Foundation. In addition, Ms.

Eriksson is an independent member of the audit, finance, and risk committee of CGIAR. Ms Eriksson has previously served on the board and chaired the audit committee of KCB Group Plc in addition to serving on the boards of two of its subsidiaries. Other previous roles include serving as an independent member and chair of the audit committee of the Africa Local Currency Bond Fund, and as an independent chair of the investment committee of Catalyst Fund. Anne retired from PricewaterhouseCoopers (PwC) in 2018, where she was the Regional Senior Partner and CEO for Eastern Africa and Senior Country Partner Kenya. Her previous roles at PwC included leading the assurance practice, with responsibility for both East and West Africa. She worked for PwC for 40 years, 31 years as a partner and is widely recognized as one of Africa’s leading professionals in the industry. Anne holds an MBA with Distinction from the University of Warwick and is a Fellow of the Association of Certified and Chartered Accountants (FCCA) and a Fellow of the Institute of Certified Accountants of Kenya (FCPA).

Elizabeth J Huebner has been an independent member of our supervisory board since August 2023. Ms. Huebner is a seasoned financial professional with public company CFO experience as well as public and private company board experience. She currently serves on the boards of REI, Curology and Boom Supersonic. She served on four additional public company boards in the past in addition to serving on the Board of the PNW Chapter of NACD. Ms. Huebner is a qualified financial expert and has chaired several board committees including Audit, Nominations and Governance and Compensation. She has spoken at numerous events focusing on promoting more diversity, particularly women, on boards. Ms. Huebner held numerous executive finance positions before retiring in 2006. She was most recently the Senior Vice President and Chief Financial Officer for Getty Images, Inc. Prior to Getty Images, Ms. Huebner was the Chief Financial Officer for Primus Knowledge Solutions, Inc. and was also the Chief Financial Officer for Fluke Corporation from 1996 to 1998. She began her career at Arthur Andersen where she left as an audit manager and spent seven years with McCaw Cellular (ATTWireless) in a variety of senior financial positions.

Blaise Judja-Sato has been an independent member of our supervisory board since January 2019. Mr. Judja-Sato also serves on the board of directors at Grassroot Soccer and from 2022 to 2023 chaired the compensation committee and served on the audit committee at Leafly Holdings, Inc. He is an award-winning leader in the fields of technology, innovation, and social impact. He partners with governments, investors, founders, and management teams using technology to address global challenges and create opportunities for all. He founded VillageReach and Resilience Trust in 2000 and 2015 respectively. From 2009 2015, he served as executive director at the International Telecommunication Union (United Nations specialized agency for information and communications technology), founder and president of the Nelson Mandela Foundation USA from 2000 to 2012, co-head of global development initiatives at Google from 2006 to 2007, director of international business development at Teledesic Corporation from 1996 to 2002, regional managing director at AT&T International from 1994 to 1996, and senior consultant at Andersen Consulting (Accenture) from 1998 to 1992. He received an MBA from The Wharton School, a master’s degree in engineering from Ecole Nationale Supérieure des Télécommunications de Paris, and a master’s degree in mathematics from University of Montpellier.

Angela Kaya Mwanza has been an independent member of our supervisory board since March 2019. Ms. Mwanza is a Managing Director, Private Advisor at Rockefeller Capital Management and was formerly a co-founder of Evergreen Wealth Management at UBS Private Wealth Management. She serves on the boards of Grace Farms Foundation, Pharrell’s Yellow, Project Drawdown, and is the Chair of the Cornell College of Business. She also is a member of the Advisory Board of Summit Junto, LLC. Ms. Mwanza is a leader in the field of Private Wealth Management and a thought leader in the field of responsible investing. She was named one of the “46 Leaders in Sustainable Investing (Who are Also Women)” by Forbes, received the “Women of Power & Influence Award” by the National Organization of Women, and was named one of “50 Most Influential Women in Private Wealth” by Private Asset Management Magazine. She is a frequent contributor in the global financial press, including appearances on Bloomberg and CNBC. She earned her M.A. in Linguistics from the University of Konstanz in Germany, and she holds a Master of Business Administration (MBA) From Cornell University.

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
Members of our Management Board

The following table sets forth the names and functions of the current members of our management board, their ages and their terms:

Name	Age	Term ends	Principal occupation
Francis Dufay	37	November 4, 2025	Chief Executive Officer
Antoine Maillet-Mezeray	54	November 4, 2025	Executive Vice President, Finance & Operations
The business address of the members of our management board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.
With approval of the supervisory board, on October 31, 2023, we entered into new service agreements with the members of the management board. The management board term for both Francis Dufay and Antoine Maillet-Mezeray will expire under the current service agreements on November 4, 2025.
The following is a brief summary of the business experience of the members of our management board:
Francis Dufay was appointed as a member of our management board in 2022. He has been with the Company since 2014 and has held multiple senior leadership roles, including CEO of Ivory Coast and Executive Vice President Africa with responsibility for the group’s e-commerce business across Africa. Before joining Jumia, Francis worked in Brussels (Belgium) for McKinsey & Company (2009-2014) where he managed projects in Europe and Sub-Saharan Africa, focused on e-commerce and retail, as well as public sector & economic development.
Antoine Maillet-Mezeray was appointed as a member of our management board in 2022. He joined our company in 2016 and served as our chief financial officer until his appointment as member of our management board in November 2022. Mr. Maillet-Mezeray began his career with Mazars, where he worked as an auditor from 1994 to 1997. From 1997 to 2015, Mr. Maillet-Mezeray worked for several technology companies as either chief executive officer or chief financial officer, in which roles he built and led finance teams with significant operating scale and complexity. Mr. Maillet-Mezeray holds a master’s degree in finance from Neoma Business School in France as well as a master’s degree in philosophy.

B. Compensation
We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our supervisory board members and our management board members for services in all capacities to us or our subsidiaries for the year ended December 31, 2023, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our supervisory board members and management board members.
Compensation of Supervisory Board Members
Under mandatory German law, the compensation of the supervisory board of a German stock corporation (Aktiengesellschaft) is determined by the annual general meeting. In the annual general meeting held on August 14, 2023, our shareholders resolved the following compensation system:
•Ordinary members of the supervisory board and the deputy chairperson of the supervisory board receive a fixed compensation in the amount of $125,000 per annum. The chairperson of the supervisory board receives a fixed compensation in the amount of $250,000 per annum.
•The chairperson of the audit committee receives an additional fixed compensation of $90,000 per annum and any other member of the audit committee an additional fixed compensation in the amount of $75,000 per annum.
•The chairperson of the compensation committee receives an additional fixed compensation of $40,000 per annum and any other member of the compensation committee an additional compensation in the amount of $20,000 per annum.
•The chairperson of the corporate governance and nomination committee receives an additional fixed compensation of $20,000 per annum and any other member of the corporate governance and nomination committee an additional compensation in the amount of $12,000 per annum.
•We do not pay fees for attendance at supervisory board or committee meetings.
•The members of the supervisory board are entitled to reimbursement of their reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members as well as the value added tax on their compensation and out-of-pocket expenses.
•The members of the supervisory board are included in our company’s D&O insurance.

The following table shows the compensation for the members of our supervisory board for 2023 and 2022:

	Base compensation		Committee membership(1)			Committee compensation		Total compensation	Base compensation		Committee compensation		Total compensation
	2023(2)								2022
Name	in $(3) thousand	in %	Audit	Comp.	CG & Nom.	in $(3) thousand	in %	in $(3) thousand	in $(3) thousand	in %	in $(3) thousand	in %	in $(3) thousand
Jonathan D. Klein (Chairman)	247	81			M	58	19	305	237	71	95	29	331
John H. Rittenhouse (until August 14, 2023)	72	54				62	46	134	121	53	105	47	226
Gilles Bogaert[4] (until May 23, 2023)	—	—				—	—	—	53	100	—	—	53
Anne Eriksson	117	57	C		M	90	43	207	105	57	79	43	184
Andre Iguodala (until June 30, 2023)	54	68				25	32	79	105	69	47	31	152
Blaise Judja-Sato	117	47	M	C	C	130	53	247	105	45	126	55	231
Angela Kay Mwanza (Vice Chairman)	117	56	M	M	M	92	44	209	105	57	79	43	184
Aminata Ndiaye[5] (until August 14, 2023)	—	—				—	—	—	—	—	—	—	—
Pierre-Yves Calloc'h (since August 14, 2023)	42	87		M		6	13	49	—	—	—	—	—
Elizabeth J. Huebner (since August 14, 2023)	42	57	M	M		31	43	74	—	—	—	—	—
_________________________
(1)Audit committee, compensation committee and corporate governance and nominations committee. “C” means chairperson, “M” means member.
(2)Committee membership since August 14, 2023.
(3)Amounts converted to USD using the average exchange rate of each corresponding period, when applicable.
(4)Gilles Bogaert waived 50% of his compensation in 2022 and his full compensation in 2023.
(5)Aminata Ndiaye, who is an employee of Orange, one of our shareholders, waived her compensation.
Our supervisory board was established for the first time upon the conversion of Africa Internet Holding GmbH into Jumia Technologies AG, which was resolved upon on December 17 and 18, 2018 and became effective by registration with the commercial register on January 31, 2019.
Jonathan D. Klein, Blaise Judja-Sato and Pierre-Yves Calloc'h are the only members of our supervisory board who beneficially own ordinary shares / ADS of our company. As of March 1, 2024, Mr. Klein held 173,585 ADS, Mr. Judja-Sato held 16,000 ADS and Mr. Calloc'h held 2,900 ADS.

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

Target Total Compensation for our Management Board
The target compensation of the members of our management board includes a base salary as well as variable and other compensation. Target compensation refers to the fair value of each compensation component at the time each component is granted.
The following table shows the target compensation for each member of the management board in 2023, full year, and 2022, prorated to the length of their service in that year from November 5, 2022 to December 31, 2022. Fringe benefits represent expenses in the relevant year:

	Francis Dufay CEO				Antoine Maillet-Mezeray EVP Finance and Operations
	2023		2022(1)		2023		2022(1)
Name	in $(2) thousand	in %	in $(2) thousand	in %	in $(2) thousand	in %	in $(2) thousand	in %
Base salary	381	38	57	43	389	38	59	43
Fringe benefits(3)	5	1	—	—	4	—	4	3
Sum fixed compensation	386	38	57	43	394	39	63	46
Short-Term Incentive	279	28	33	25	279	28	33	24
Virtual Restricted Stock Unit Program 2021	—	—	33	25	—	—	33	24
Virtual Restricted Stock Unit Program 2023	279	28	—	—	279	28	—	—
Long-Term Incentive	342	34	41	31	342	34	41	30
Virtual Restricted Stock Unit Program 2021	—	—	41	31	—	—	41	30
Virtual Restricted Stock Unit Program 2023	342	34	—	—	342	34	—	—
Sum variable compensation	621	62	74	57	621	61	74	54
Total target compensation	1,007	100	131	100	1,014	100	137	100
_________________________
(1)The compensation in 2022 was prorated to the length of their management board service in that year from November 5, 2022 to December 31, 2022.
(2)Amounts converted to USD using the average exchange rate of each corresponding period, when applicable
(3)Fringe benefits primarily include contributions to market-standard insurance, such as health and nursing care insurance for the management board member and his/her family, and accident insurance. We also reimburse each management board member for expenses incurred in the course of the due performance of his duties and grant an education allowance for eligible dependent children. Finally, we include the management board member in our D&O insurance.
There are no pension commitments or retirement benefit agreements.
Total Compensation Awarded and Due to our Current Management Board
Compensation awarded and due refers to the value of each compensation component when settled (in the case of virtual restricted stock units).
The tables below show the compensation awarded and due to the members of the management board in 2023, full year, and 2022, prorated to the length of their service in that year from November 5, 2022 to December 31, 2022. The tables show total fixed compensation, including the base salary paid out and the expenses of the fringe benefits in 2023 and

2022, as well as total variable compensation, including virtual restricted stock units that vested and became awarded and due in 2023 and 2022:

Current Management Board members	Francis Dufay CEO				Antoine Maillet-Mezeray EVP Finance and Operations
	2023		2022(1)		2023		2022(1)
Name	in $(2) thousand	in %	in $(2) thousand	in %	in $(2) thousand	in %	in $(2) thousand	in %
Base salary	381	84	57	100	389	90	59	93
Fringe benefits(3)	5	1	—	—	4	1	4	7
Sum fixed compensation	386	85	57	100	394	91	63	100
Short-Term Incentive	68	15	—	—	38	9	—	—
Virtual Restricted Stock Unit Program 2021	68	15	—	—	38	9	—	—
Virtual Restricted Stock Unit Program 2023	—	—	—	—	—	—	—	—
Long-Term Incentive	—	—	—	—	—	—	—	—
Virtual Restricted Stock Unit Program 2021	—	—	—	—	—	—	—	—
Virtual Restricted Stock Unit Program 2023	—	—	—	—	—	—	—	—
Sum variable compensation	68	15	—	—	38	9	—	—
Total target compensation	454	100	57	100	432	100	63	100

(1)The compensation in 2022 was prorated to the length of their management board service in that year from November 5, 2022 to December 31, 2022.
(2)Amounts converted to USD using the average exchange rate of each corresponding period, when applicable.
(3)Fringe benefits primarily include contributions to market-standard insurance, such as health and nursing care insurance for the management board member and his/her family, and accident insurance. We also reimburse each management board member for expenses incurred in the course of the due performance of his duties and grant an education allowance for eligible dependent children.
(4)Short-term incentive that vested and became awarded and due in 2023 is comprised of 25,000 VRSUs granted to Mr. Dufay on June 10, 2021 and 20,000 granted to Mr. Dufay on September 13, 2021, prior to his appointment to the management board, and 25,000 VRSUs granted to Mr. Maillet-Mezeray on June 10, 2021, prior to his appointment to the management board.
We do not separately set aside amounts from pensions, retirement or other benefits for members of our management board, other than pursuant to relevant statutory requirements.
Share-based Compensation to our Management Board
The following table provides a statement of all outstanding virtual restricted stock units held by each member of our management board. The table includes VRSUs granted prior and subsequent to Mr. Dufay and Mr. Maillet-Mezeray’s appointment to the management board. The members of our management board do not hold any stock options.

Name	Number of granted Options/RSUs
Francis Dufay
VRSUP 2021	457,000
VRSUP 2023	350,000
Antoine Maillet-Mezeray
VRSUP 2021	417,000
VRSUP 2023	350,000

Each member of our management board received stock options under the Stock Options Plan 2019 and the Stock Options Plan 2020 in grants made in 2019 and 2020. The options were subject to a 10% compound annual growth rate of

GMV over a four-year performance period. The stock options did not vest and have been cancelled because the performance condition was not achieved.
Each member of our management board received virtual restricted stock units, or VRSUs, under the Virtual Restricted Unit Plan 2021 for awards made in 2021 and 2022 and under the Virtual Restricted Unit Plan 2023 for awards made in 2023. 217,000 VRSUs granted to Mr. Dufay and 177,000 VRSUs granted to Mr. Maillet-Mezeray prior to their management board appointments do not have performance conditions. 240,000 VRSUs granted to each Mr. Dufay and Mr. Maillet-Mezeray in 2022 as well as 350,000 VRSUs granted to each Mr. Dufay and Mr. Maillet-Mezeray in 2023 are subject to performance conditions linked to the growth rate of GMV and profitability of the Group (Adjusted EBITDA). The current management board awards vest in part after 2 years and in part after 4 years and have 2- and 4-year performance periods.
The vesting and performance period schedule applicable to the VRSUs granted in 2022 and 2023 to the members of our management board are summarized below:

Name	Grant value in $	Average share price at grant date in $(1)	Number of granted restricted stock units	Grant Date	Performance and/or vesting period
Francis Dufay
VRSUP 2021	192,780	1.79	108,000	12/15/2022	Vesting: 12/15/2022 - 12/31/2024 Performance: 1/1/2023 - 12/31/2024
VRSUP 2021	235,620	1.79	132,000	12/15/2022	Vesting: 12/15/2022 - 12/31/2026 Performance: 1/1/2023 - 12/31/2026
VRSUP 2021	315,560	3.22	98,000	6/15/2022(2)	Vesting: 6/15/2022 – 2/10/2024 No performance conditions
VRSUP 2021	157,780	3.22	49,000	6/15/2022(2)	Vesting: 6/15/2022 – 2/10/2025 No performance conditions
VRSUP 2023	273,263	1.74	157,500	12/15/2023	Vesting: 15/12/2023 – 31/12/2025 Performance: 1/1/2024 – 31/12/2025
VRSUP 2023	333,988	1.74	192,500	12/15/2023	Vesting: 15/12/2023 – 31/12/2027 Performance: 1/1/2024 – 31/12/2027
Antoine Maillet-Mezeray
VRSUP 2021	192,780	1.79	108,000	12/15/2022	Vesting: 12/15/2022 - 12/31/2024 Performance: 1/1/2023 - 12/31/2024
VRSUP 2021	235,620	1.79	132,000	12/15/2022	Vesting: 12/15/2022 - 12/31/2026 Performance: 1/1/2023 - 12/31/2026
VRSUP 2021	272,625	3.22	84,666	6/15/2022(2)	Vesting: 6/15/2022 – 2/10/2024 No performance conditions
VRSUP 2021	136,315	3.22	42,334	6/15/2022(2)	Vesting: 6/15/2022 – 2/10/2025 No performance conditions
VRSUP 2023	273,263	1.74	157,500	12/15/2023	Vesting: 15/12/2023 – 31/12/2025 Performance: 1/1/2024 – 31/12/2025
VRSUP 2023	333,988	1.74	192,500	12/15/2023	Vesting: 15/12/2023 – 31/12/2027 Performance: 1/1/2024 – 31/12/2027
_________________________
(1)Average share price at grant means the closing price of our ordinary shares on NYSE on the grant date. Two ordinary shares is the equivalent of one ADS.
(2)Granted prior to management board appointment.
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
No malus or clawback provisions were applied in fiscal year 2023.
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
As of March 1, 2024, the value of shares held by Mr. Maillet-Mezeray exceeded the shareholding requirement in his service agreement. As of March 1, 2024, the value of shares held by Mr. Dufay exceeded the shareholding requirement in his service agreement.
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
Change of Control
In the event of a change of control, vesting of virtual restricted stock units and stock options will be accelerated. For purposes of our share-based compensation programs, a change of control is an event or process, in which a person or entity acquires a majority of our shares or all or substantially all of our assets. Another business combination transaction, such as a merger, having a similar effect will also be considered to be a change of control. Accelerated vesting means that all unvested virtual restricted stock units and stock options shall vest immediately at the date of the change of control. Under our VRSUP 2023, for members of our management board, virtual restricted stock units will accelerate only if he or she resigns for good reason or his or her employment is terminated without cause within one year after a change of control. The change of control does not trigger a termination right. Thus, no severance payment will be due solely due to the change of control.
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
Under Section 10 of its rules of procedure, the supervisory board has established an audit committee, a compensation committee, and a corporate governance and nomination committee. Set forth in the table below are the current members of the audit committee, the compensation committee, and the corporate governance and nomination committee:

Name of committee	Current Members
Audit committee	Anne Eriksson (chairperson), Blaise Judja-Sato and Elizabeth J. Huebner
Compensation committee	Blaise Judja-Sato (chairperson), Angela Kaya Mwanza, Elizabeth J. Huebner and Pierre-Yves Calloc’h
Corporate governance and nomination committee	Jonathan D. Klein (chairperson), Anne Eriksson and Angela Kaya Mwanza
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
At least one member of the audit committee shall qualify as an “audit committee financial expert” as defined under the Exchange Act. Our audit committee financial experts are Anne Eriksson and Elizabeth J. Huebner.
In accordance with the recommendations of the German Corporate Governance Code, the audit committee shall have at least one member who has special knowledge and experience in the application of accounting principles and internal control and risk management systems (“accounting expertise”) and at least one other member who has special knowledge and experience in the auditing of financial statements (“auditing expertise”). Each of accounting expertise and auditing expertise shall include sustainability reporting and its audit and assurance. The chairperson, who shall have accounting expertise or auditing expertise, and the audit committee financial expert may be considered to comply with this recommendation. Elizabeth J. Huebner and Anne Eriksson have accounting expertise and auditing expertise. The details of their expertise is set forth in —A. Directors and Management—Supervisory Board.
Compensation Committee
Our compensation committee consists of at least three (currently four) members and is responsible for:
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
•assisting the Supervisory Board in the preparation and review of the annual compensation report to be submitted to the Annual General Meeting; and
•examining compensation guidelines that serve as a framework for all compensation matters to be submitted to and determined by the supervisory board.
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
•updates to the objectives of the composition of the Supervisory Board and the related profile of skills and expertise; and
•election proposals for suitable supervisory board candidates to be presented to the shareholders’ meeting.

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
Following our listing on the New York Stock Exchange in April 2019, the Corporate Governance Code applies to us, and we are required to issue the annual declarations described above. We issued and published our most recent annual compliance declaration on December 19, 2023. You can find our annual compliance declarations on our website at investor.jumia.com under Corporate Governance. This website address is included in this annual report as an inactive textual reference only.

D. Employees
As of December 31, 2023, we employed a total of 2,915 full-time equivalent (FTE) employees. Our employees were based in 17 countries, and 35% of our employees were female and 65% were male as of December 31, 2023.
The following table provides a breakdown of our employees by geography:

	As of December 31,
	2021	2022	2023
West Africa	1,828	1,686	1,132
North Africa	1,520	1,498	941
East and South Africa	702	622	473
Others	434	512	369
Total	4,484	4,318	2,915
As of December 31, 2023, approximately 49% of our workforce consisted of marketplace operations and management employees followed by logistics employees at 37%.
The following table provides a breakdown of our employees by category:

	As of December 31,
	2021	2022	2023
Marketplace operations and management	2,243	1,726	1,633
Fulfillment	1,877	2,294	1,043
Other	364	298	239
Total	4,484	4,318	2,915
The average remuneration per employee in 2023 decreased to €15.0 thousand ($16.2 thousand) from €17.1 thousand ($18.0 thousand) in 2022, mainly due to the reduced price of our ADS and the related lower value of share-based compensation to employees.

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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information, as of March 1, 2024 regarding the beneficial ownership of our ordinary shares for:
•Members of our supervisory board;
•Members of our management board;
•Members of our senior management;
•Members of our supervisory board, management board and senior management as a group; and
•Each person, or group of affiliated persons, who has reported to us that such person beneficially owns 5% or more of our outstanding ordinary shares pursuant to the Exchange Act.
For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions” below.
Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of March 1, 2024, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Jumia Technologies AG, Skalitzer Straße 104, 10997 Berlin, Germany.

Shareholder	Shares beneficially owned as of March 1, 2024
5% Shareholders	Number	Percent
Baillie Gifford & Co.(1)	18,606,508	9.2%
Pernod Ricard Deutschland GmbH(2)	12,851,169	6.4%
Members of our supervisory board
Anne Eriksson	—	—
Blaise Judja-Sato	*	*
Jonathan D. Klein	*	*
Angela Kaya Mwanza	—	—
Elizabeth J. Huebner	—	—
Pierre-Yves Calloc'h	*	—
Members of our management board
Antoine Maillet-Mezeray	*	*
Francis Dufay	*	*
All members of our supervisory board, management board and senior management, as a group(3)	874,666	0.4%
_________________________
*Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)Consists of 9,303,254 ADS with two ordinary shares representing one ADS held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Securities representing more than 5% of the class are held on behalf of Vanguard International Growth Fund, a US registered investment company sub-advised by Baillie Gifford Overseas Limited.
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
(3)Includes ADS purchased by Messrs. Klein, Judja-Sato, Calloc'h, Dufay and Maillet-Mezeray.
The share capital of the Company consists of ordinary shares, which are issued only in bearer form. Accordingly, the Company generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. The Company’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents two ordinary shares of the Company. On March 1, 2024, based on information provided by The Bank of New York Mellon, as depositary, there were 93,264,697 ADRs outstanding. The ordinary shares underlying such ADRs represented 92.2% of the then-outstanding ordinary shares. Subject to the provisions of the deposit agreement, none of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may at a subsequent date, result in a change of control of Jumia.
B. Related Party Transactions
The following is a description of related party transactions the Group has entered into since January 1, 2019, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Transactions with Key Management
Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
	2022	2023
	(in USD million)
Short-term employee benefits	3.9	3.3
Other benefits	0.1	0.1
Share-based compensation	5.2	1.9
Total	9.2	5.3
Additional Compensation to the Former Members of the Management Board
In 2022, the former Management Board were also entitled to receive an additional compensation in the amount of USD 1.7 million, following their resignations. This was fully paid in 2023.
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
We have not paid dividends in the years ended December 31, 2021, December 31, 2022 and December 31, 2023.
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
Under the agreement, we use the Mastercard Payment Services Gateway (“MPGS”) to process card payments in all countries where this gateway is available and permitted under local law. We also agreed to work with local payment service providers to convert to MPGS within six months of the launch in any new market. Only where MPGS is not available due to regulations, we will continue to process cards not supported by MPGS through other payment service providers. Where possible, we enable the settlement of services sold via our platform via the Mastercard virtual card network. We also promote the use of the Mastercard technology as a preferred option to settle payments due to sellers via JumiaPay (e.g., via plastic or virtual cards). Further, we will work with Mastercard Asia/Pacific to launch and issue consumer and commercial co-branded products (i.e., cards, virtual card networks and quick response code). Mastercard Asia/Pacific will work with us to enable JumiaPay account holders to make face-to-face payments where Mastercard’s quick response code is accepted.
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
•a U.S. holder (as defined below in U.S. Taxation);
•not also a resident of Germany for German tax purposes; and

•not subject to the limitation on benefits restrictions (i.e., anti-treaty shopping article 28 of the Treaty or German domestic rules) that applies in limited circumstances.
Special rules apply to pension funds and certain other tax-exempt investors.

This discussion does not address the treatment of ADSs (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) which are part of business assets for which a permanent representative in Germany has been appointed.

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
German Taxation of Dividends of the U.S. Treaty Beneficiaries of the ADSs

The full amount of a dividend distributed by the Company to a non-German resident holder which does neither maintain a permanent establishment or fixed place of business or other taxable presence in Germany, nor the ADSs form part of business assets for which a permanent representative in Germany has been appointed, is subject to (final) German withholding tax at a 25% rate plus a solidarity surcharge (Solidaritätszuschlag) of 5.5% on the amount of withholding tax (amounting in total to a rate of 26.375%) and church tax (Kirchensteuer), if applicable. The relevant dividend is deemed to be received for German tax purposes at the payout date as determined by the company’s general shareholders’ meeting, or if such date is not specified, the day after such general shareholders’ meeting. The amount of the relevant taxable income is based on the gross amount in Euro. The assessment basis for the withholding tax is the dividend approved by the shareholders' meeting; any expenses and costs related to such taxable income in principle should not reduce the taxable income.
German withholding tax on capital investment income (Kapitalertragsteuer) is withheld and remitted to the competent German tax authorities by (i) the German disbursing agent (in particular, the German domestic credit or financial services institution (inländisches Kredit- or Finanzdienstleistungsinstitut), including domestic branches of such foreign enterprises), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen), or the German domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps or administers the shares and disburses or credits the dividends to the holder or disburses the dividends to a foreign agent, (ii) the central securities depository (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are disbursed to a foreign agent by such central securities depository (Wertpapiersammelbank), or (iii) by the company itself if and to the extent shares held in collective custody (Sammelverwahrung) by the central securities depository (Wertpapiersammelbank), so-called "abgesetzte Bestände" (stock being held separately) ("Dividend Paying agent").
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
Withholding Tax Refund for U.S. Treaty Beneficiaries
U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) on dividends that exceed the applicable Treaty rate of 15% (subject to presenting a German withholding tax certificate).
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
If these requirements are not met, then for a holder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available.
This restriction generally does only apply, if (i) the tax on the dividends underlying the refund application is below 15% of the gross amount of the dividends pursuant to a double taxation treaty and (ii) the holder is not a corporate entity which directly owns 10% or more of the shares in the company and is subject to income taxes in his state of residence, without being tax-exempt.
In addition to the aforementioned restrictions, in particular, pursuant to a Circular published by the German Federal Ministry of Finance dated July 9, 2021 IV C 1 — S 2252/19/10035 :014, the withholding tax credit may also be denied under the general German anti-abuse rule.
The special rule on the restriction of withholding tax credit does not apply to a holder if he has been, upon actual receipt of the dividend, the beneficial owner of the ADRs for a continuous period of at least one year, whereby ADRs of the holder acquired first are deemed to be sold first (first in – first out).
Further, such refund is subject to the German anti-avoidance treaty shopping rule according to Section 50d para 3 of the German Income Tax Act (Einkommensteuergesetz). With the Withholding Tax Relief Modernization Act (Abzugsteuerentlastungsmodernisierungsgesetz) as of 2 June 2021, Section 50d para 3 of the German Income Tax Act has been modified.
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
German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs
Capital gains from the disposition of the ADSs realized by a non-German tax resident holder in case the ADSs neither form part of the assets of a permanent establishment or a fixed place of business or other taxable presence in Germany, nor form part of business assets for which a permanent representative in Germany will be treated as German source income and be subject to German (corporate) income tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of the Company’s share capital (or other equity related instruments, as specified by law), irrespective of whether through the ADSs or shares of the Company ("qualified holding"). If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be considered when calculating the above holding period and the participation threshold.
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

It should be noted that the German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains. However, a Circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 19, 2022, reference number IV C 1-S2252/19/10003:009, as last amended by a circular dated July 11, 2023, reference number IV C 1-S 2252/19/10003:013, provides that German taxes on capital gains need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The Circular further states that there is no obligation to withhold such tax even if the non-German resident holder owns 1% or more of the share capital of a German corporation. Although Circulars issued by the German Federal Ministry of Finance are in principle only binding on the German tax authorities, a Domestic Paying Agent is expected not to withhold tax on capital gains derived by a U.S. treaty beneficiary from the disposition of ADSs held in a custodial account in Germany, unless the holder of the ADSs does not provide evidence on his tax status as non-German tax resident by a certificate of domicile issued by a foreign tax authority. In any other case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German Federal Central Tax Office under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”.
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
If the ADSs are held as private assets (Privatvermögen) by a German tax resident individual, dividends are taxed as capital investment income (Einkünfte aus Kapitalvermögen) and are principally subject to 25% German flat rate income tax on capital investment income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge (Solidaritätszuschlag) thereon, resulting in an aggregate rate of 26.375% plus church tax (Kirchensteuer), if applicable), which is generally levied in the form of withholding tax on capital investment income (Kapitalertragsteuer) by the dividend paying agent.
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

The holder is taxed on gross capital investment income (including dividends or gains with respect to ADSs), minus the annual saver’s tax-free allowance (Sparer-Pauschbetrag) of currently €1,000 for an individual or €2,000 for married couples and registered civil unions (eingetragene Lebenspartnerschaften) filing taxes jointly. The deduction of actual expenses relating to the capital investment income (including dividends or gains with respect to ADSs) is generally not permitted. The withholding tax on capital investment income generally settles the income tax liability of the holder with respect to the capital investment income. However, private investors may request the application of their personal progressive income tax rate on the total income from capital investments in a given year if this results in a lower tax liability (Günstigerprüfung). This request may only be exercised consistently for all capital investment income and be exercised jointly in the case of married couples, or registered civil unions (eingetragene Lebenspartnerschaften) assessed jointly. If this is the case, any tax withheld in excess will be refunded during the personal income tax assessment procedure.
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

Losses resulting from the disposal of ADSs can only be offset with capital gains from the disposition of shares of corporations (Aktien) and other ADSs treated similar to shares. However, the German Federal Fiscal Court (Bundesfinanzhof) recently decided that the limitation on the offset possibilities constitutes a violation of the equal protection clause under the German constitution and submitted the legal question to the German Federal Constitutional Court (Bundesverfassungsgericht) for decision on its constitutionality; the German Federal Constitutional Court has not yet decided on this question. If, however, a holder directly or indirectly held at least 1% of the share capital of the company at any time during the five years preceding the disposition, the German flat rate income tax on capital income does not apply with regard to such capital gain, but 60% of the capital gain resulting from the disposition are taxable at the holder’s personal progressive income tax rate (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of any capital losses and disposal costs are tax deductible.
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
The tax actually withheld is credited against the respective holder’s final (corporate or personal) income tax liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, the holder must fulfill the minimum risk test. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period.
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
In addition to the aforementioned restrictions, in particular, pursuant to a Circular published by the German Federal Ministry of Finance dated July 9, 2021 IV C 1 — S2252/19/10035 :014, the withholding tax credit may also be denied based on the general German anti-abuse rules.
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
With regard to individuals holding ADSs as business assets, 60% of capital gains are taxed at the personal progressive income tax rate of the holder of the ADSs (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of business expenses related to the respective income are principally deductible for income tax purposes. Furthermore, trade tax may apply, provided the ADSs are held as assets of a German trade or business (Gewerbebetrieb) of the holder, but the resulting trade tax might be (partly) credited against the income tax liability of the holder pursuant to a lump sum procedure.
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
German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)
Generally, a transfer of ADSs by inheritance or by way of gift will be subject to German inheritance or gift tax, respectively, if:
•(i) the place of residence, habitual abode, place of management or registered office of the decedent, the donor, the heir, the donee or another acquirer is at the time of the asset transfer in Germany or such person, as a German national, has prior to the transfer not spent more than generally five consecutive years outside of Germany without maintaining a place of residence in Germany; or,
•(ii) the ADSs or ordinary shares are part of the business property of a permanent establishment in Germany or a fixed base for which a permanent representative in Germany has been appointed; or
•(iii) the ADSs or ordinary shares subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the Company and has been held, directly or indirectly, by the decedent or donor alone or jointly with related persons.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Our market risk relates to foreign currency risks. Financial instruments affected by foreign currency risk include cash and cash equivalents, trade and other receivables and trade and other payables. We do not hedge our foreign currency risk. Financial instruments affected by interest rate risk and security price risk include financial assets measured at fair value.
Foreign currency risk
Currency risk is the risk that the fair value of financial assets or financial liabilities held in foreign currency or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.
Due to our international business activities, we are exposed to the risk of changes in foreign exchange rates in connection with trade payables and trade receivables resulting from purchase and sales transactions denominated in a different currency from the functional currency of the respective operation as well as intercompany financing. However, we maintain a natural hedge across most of our cash flows as our revenue streams are generated in local currencies matched by our costs mostly incurred in the respective local currencies, limiting the risk of foreign currency exposure.
In respect of currency risk, management sets limits on the level of exposure by currency and in total. The positions are monitored monthly. We do not use derivatives as hedging instruments to limit its exposure from foreign currency risks.
Foreign currency sensitivity
As of December 31, 2023, if the EUR or USD had strengthened/weakened by +/-5 or +/-10% against all other currencies with all other variables held constant, the hypothetical impact in the major local currencies on pre-tax equity and profit before tax would have been as follows, mainly as a result of foreign exchange gains/losses on translation of trade and other receivables, cash as well as trade and other payables denominated in EUR or USD.
The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies to which we are exposed (EUR, AED, XOF, KES, MAD, NGN, DZD, GHS, UGX, ZAR, EGP, TND), with all other variables held constant. Our exposure to foreign currency changes for all other currencies is not material.
Foreign Currency Considerations for the Egyptian Pound (EGP) and the Nigerian Naira (NGN):
The Central Bank of Egypt (CBE) and the Central Bank of Nigeria (CBN) set the official reference rates for foreign currency transactions in their respective countries. These rates serve as the benchmark for foreign currency translation within Egypt and Nigeria.
Both Egypt and Nigeria face significant macroeconomic challenges, further exacerbated by ongoing regional conflicts. In 2023, the Egyptian government, while seeking increased access to a support program, collaborated with the International Monetary Fund (IMF) to implement policies aimed at promoting exchange rate flexibility and enhancing economic resilience. This resulted in a devaluation of the Egyptian Pound in March 2024, as anticipated by the HSBC forecast. The EGP was allowed to float more freely on the market, aligning with IMF loan conditions. Our foreign currency sensitivity analysis for the EGP reflects this actual devaluation by incorporating a 60% decrease against the US Dollar (USD) and the Euro (EUR).
Similarly, in June 2023, Nigeria experienced a significant devaluation of the Nigerian Naira against the US Dollar and the Euro following a policy shift by the CBN. They abandoned their previous system of multiple exchange rates and allowed the NGN to trade more freely on the foreign exchange market. In February 2024, there was a further devaluation as the methodology for calculating the official exchange rate was revised, bringing it closer to the freely traded rate. Our foreign currency sensitivity analysis for the NGN incorporates a 80% devaluation against the USD and the EUR, reflecting the actual devaluation experienced in February 2024.
We assessed a possible change of +/- 5% to Euro (EUR), Moroccan Dirham (MAD), Algerian Dinar (DZD), West African CFA franc (XOF), Tunisian Dinar (TND) and Ugandan Shilling (UGX) due to valuation fluctuations in 2023 of (5.5)% to 1.7% of these currencies to the USD, a possible change of +/- 10% to South African Rand (ZAR), Kenyan Shilling (KES) and Ghanaian Cedi (GHS) due to valuation fluctuations in 2023 of 7.5% to 27.1% of these currencies to the USD. We also assessed a possible change of +/- 5% to Algerian Dinar (DZD), Ugandan Shilling (UGX ), UAE Dirham (AED), Moroccan Dirham (MAD) and Tunisian Dinar (TND) due to valuation fluctuations in 2023 of (2.5)% to 4.9% of these currencies to the EUR, a possible change of +/- 10% to Kenyan Shilling (KES), South African Rand (ZAR) and Ghanaian Cedi (GHS) due to valuation fluctuations in 2023 of 10.9% to 31.1% of these currencies to the EUR. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income, when designated as net investment in a foreign operation, finance income or finance costs.

The impacts in the major local currencies are as follows:

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in EUR/USD
	5%	35,553	6,475
	(5)%	(35,553)	(6,475)
Change in EUR/AED
	5%	106	4
	(5)%	(106)	(4)
Change in EUR/KES
	10%	(5,386)	(4,672)
	(10)%	5,386	4,672
Change in EUR/MAD
	5%	(5,760)	(149)
	(5)%	5,760	149
Change in EUR/NGN
	80%	(166,050)	(247)
Change in EUR/DZD
	5%	(1,328)	(16)
	(5)%	1,328	16
Change in EUR/GHS
	10%	(1,997)	(18)
	(10)%	1,997	18
Change in EUR/UGX
	5%	(1,528)	(28)
	(5)%	1,528	28
Change in EUR/ZAR
	10%	(1,643)	(7)
	(10)%	1,643	7
Change in EUR/EGP
	60%	(51,213)	(32,002)
Change in EUR/TND
	5%	(651)	(22)
	(5)%	651	22

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in USD/XOF
	5%	(1,653)	(389)
	(5)%	1,653	389
Change in USD/KES
	10%	(2,114)	(1,506)
	(10)%	2,114	1,506
Change in USD/MAD
	5%	(1,664)	(153)
	(5)%	1,664	153
Change in USD/NGN
	80%	(83,807)	(13,379)
Change in USD/DZD
	5%	(818)	—
	(5)%	818	—
Change in USD/GHS
	10%	(856)	(73)
	(10)%	856	73
Change in USD/UGX
	5%	(1,041)	(72)
	(5)%	1,041	72
Change in USD/ZAR
	10%	(990)	7
	(10)%	990	(7)
Change in USD/EGP
	60%	(33,898)	(19,310)
Change in USD/TND
	5%	(850)	1
	(5)%	850	(1)
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
As of December 31, 2023, the listed investment grade bonds held by the Group are fixed-rate instruments.

Interest rate sensitivity
As of December 31, 2023, if the interest rate curves had changed by +/-50bps, with all other variables held constant, the hypothetical impact on pre-tax equity would have been as follows:

As of December 31, 2023 In thousands of USD		Effect on pre-tax equity
CITI - listed investment grade bonds
	0.5%	(496)
	(0.5)%	496

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
Based on the cash flow forecast for 2024, we have sufficient liquidity as of December 31, 2023 for the next twelve months.
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

Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2021, we received reimbursement in the amount of approximately US$0.5 million from the depositary. For the year ended December 31, 2022 and 2023, no reimbursement was received.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Material Modifications to the Rights of Securities Holders
See Item 10. “Additional Information” for a description of the rights of securities holders, which remain unchanged.
Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and executive vice president, finance & operations, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and executive vice president, finance & operations, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our chief executive officer and executive vice president, finance & operations concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective, as of December 31, 2023.

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

As disclosed in our annual report for the year ended December 31, 2022, we identified material weaknesses with respect to:
•lack of sufficient corporate finance and accounting personnel to assess appropriate accounting, classification, and disclosure of certain financial statement information, which lead to the correction of our previous year financial statements, including the restatement or our 2021 statement of operations and footnote 13 to the consolidated financial statements.
•inadequate design of controls around payments to vendors.
•insufficient personnel resources to ensure the consistent and timely execution of user access controls.
•lack of sufficiently robust, timely documentation to evidence the procedures performed and conclusions reached by the owners of controls related to certain classes of transactions.

During 2023, in response to the material weaknesses described above, the Company implemented a remediation plan, including:

•increased internal resources to strengthen the quality of technical analysis of classification and disclosure of certain financial statement information,
•staged deployment of an integrated vendor payout process,
•strengthened access management controls infrastructure to allow for more consistent and timely execution of control procedures, and
•expanded and refined control documentation.

As a result of our efforts, the material weaknesses related to lack of sufficient corporate finance and accounting personnel to assess appropriate accounting, classification and disclosure of certain financial statement information, inadequate design of controls around payments to vendors and lack of sufficiently robust, timely documentation to evidence the procedures performed and conclusions reached by the owners of controls related to certain classes of transactions have been remediated. As of December 31, 2023, the material weakness related to insufficient personnel resources to ensure the timely execution of user access controls remained.
In response to the remaining material weakness described above, the Company plans to implement a remediation plan, including the strengthening of access management controls infrastructure to allow for more timely execution of control procedures.
Based upon the above evaluation, management, including our chief executive officer and executive vice president, finance and operations, concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the presence of a material weakness. Notwithstanding this material weakness, our management, based on the substantial work performed, concluded that our consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young, Société Anonyme, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2023, as stated in its report on page F-1.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described above taken to address the prior year material weaknesses, during the year ended December 31, 2023, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Ernst & Young, Société Anonyme, has served as our principal independent registered public auditor for the years 2022 and 2023 for which audited Consolidated Financial Statements appear in this Annual Report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young, Société Anonyme, and affiliates for providing audit and other professional services in each of the last three years:

	For the year ended December 31,
	2022	2023
	(in $ millions)
Audit fees	3.0	5.5
Total	3.0	5.5
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
Item 16F. Change in Registrant’s Certifying Accountant

Ernst & Young SA has been the Group’s auditor since 2014. On November 14, 2023, the chair of the audit committee of the Company’s supervisory board informed Ernst & Young SA of its intent to dismiss them as registered independent public accountant upon completion of their audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2023 and the issuance of their report thereon. The term of Ernst & Young SA as the Group’s auditor will therefore terminate at the end of the Annual General Meeting of Shareholders in 2024.

The Supervisory Board of Jumia Technologies AG has decided to engage Mazars SA as the Group’s auditor, and to propose Mazars GmbH & Co. KG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft as statutory auditor for the financial year 2024. The selection procedure of the auditors to be appointed by the Annual General Meeting of Shareholders in 2024 was overseen by the Audit Committee, following which a recommendation to the Supervisory Board was issued. The engagement of Mazars SA is subject to the appointment of Mazars GmbH & Co. KG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft as statutory auditor by the Annual General Meeting of Shareholders in 2024.

The reports of Ernst & Young SA on the consolidated financial statements for each of the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During each of the years ended December 31, 2023 and 2022:

•there were no “disagreements” (as that term is described in Item 16F.(a)(1)(iv) of the Instructions to Form 20-F and the instructions to Item 16F.) between Jumia Technologies AG and Ernst & Young SA on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to Ernst & Young SA satisfaction, would have caused Ernst & Young SA to make reference to the subject matter of the disagreement(s) in connection with its report; and

•there were no “reportable events” (as that term is defined in Item 16F.(a)(1)(v) of the Instructions to Form 20-F), except as it relates to the identification of material weaknesses in internal control over financial reporting as disclosed in Item 15 of the Company’s 2022 Annual Report on Form 20-F and a material weakness in internal control over financial reporting as disclosed in Item 15 of the Company’s 2023 Annual Report on Form 20-F.

During the Company’s two most recent fiscal years, and any subsequent interim period prior to engaging Mazars SA as the Group’s auditor (such engagement will be subject to the vote of shareholders at the next Annual General Meeting of Shareholders), neither the Company, nor anyone on its behalf, has consulted Mazars SA or any affiliate regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the registrant’s financial statements; and neither a written report was provided to the Company, nor oral advice was provided, that Mazars SA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or any matter that was either the subject of a disagreement (as described in Item 16F(a)(1)(iv) of the Instructions to Form 20-F and the related instructions to this Item) or a reportable event (as defined in Item 16F(a)(1)(v) of the Instructions to Form 20-F).

The Company has provided Ernst & Young SA with a copy of the foregoing disclosure and has requested and received from Ernst & Young SA a letter addressed to the SEC stating whether or not they agree with the above statements and, if not, stating the respects in which it does not agree.

A copy of Ernst & Young SA’s letter, dated March 28, 2024, is filed as Exhibit 15.1 to this Annual Report on Form 20-F.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Not applicable.
Item 16K. Cybersecurity
Cybersecurity Risk Management and Strategy
We have developed and implemented a cybersecurity risk management program with a comprehensive, multilayered approach intended to enhance security, manage emerging threats, ensure compliance, and protect infrastructure integrity.
We design and assess our program by integrating best practices from established frameworks and compliance guidelines, including NIST Cybersecurity Framework, AWS CAF (Amazon Web Services Cloud Adoption Framework), Mitre and the Sarbanes-Oxley Act. This does not mean that we meet any particular technical standards, specifications, or requirements, but only that we use these frameworks and guidelines to help us identify, assess, and manage cybersecurity risks relevant to our business. Our JumiaPay business is PCI-DSS certified.
Information about cybersecurity risks and our risk management processes is collected, analyzed and considered as part of our overall risk management program.
Key components of our cybersecurity risk management program include:
•risk assessments designed to help identify cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;
•a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;
•cybersecurity awareness training of our employees, incident response personnel and senior management;
•a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
•secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data.
At this time, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We may in the future face certain risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Item 3. “Key Information—D. Risk Factors—We may experience malfunctions or disruptions of our technology systems.” and “Key Information—D. Risk Factors— We may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances.”

Cybersecurity Governance
Our supervisory board considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee oversight of cybersecurity and other information technology risks. The audit committee oversees our management board’s implementation of our cybersecurity risk management program.
The audit committee receives periodic reports from our management board on our cybersecurity risks. In addition, our management board updates the audit committee, as necessary, regarding any significant cybersecurity incidents.
The management board receives monthly updates from the information security team on our cybersecurity risks. In addition, the information security team updates the management board, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.
Our information security team, composed of both full-time employees and external professional service suppliers, is led by our CISO and is responsible for assessing and managing our material risks from cybersecurity threats. We work with an external consulting firm with expertise in cybersecurity governance, risk management and compliance to supplement our internal resources. The consulting firm supports the implementation, management and audit of our cybersecurity management systems. This partnership is designed to enable Jumia to implement a structured, methodical approach to cybersecurity and incident response, and to ensure that the company is protected against current threats and prepared to assess and manage material cybersecurity risks.
Our information security team, led by our CISO, is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include, among other things, briefings with internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in our IT environment.
PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements
See page F-1 of this Annual Report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	Articles of Association of the Registrant, dated March 13, 2024
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
4.1
Jumia UG (haftungsbeschränkt) & Co. KG, Option Program 2016 (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

4.2
Jumia Technologies AG, Stock Option Program 2019 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

4.3
Jumia, Virtual Restricted Stock Unit Program 2019 (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

4.4
Jumia Technologies AG, Stock Option Program 2020 (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-240017) filed with the SEC on July 22, 2020)

4.5
Jumia, Virtual Restricted Stock Unit Program 2020 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 (File No. 333-240017) filed with the SEC on July 22, 2020)

4.6
Jumia Technologies AG, Stock Option Program 2021 (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-258675) filed with the SEC on August 10, 2021)

4.7
Jumia, Virtual Restricted Stock Unit Program 2021 (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-8 (File No. 333-258675) filed with the SEC on August 10, 2021)

4.8
Jumia, Virtual Restricted Stock Unit Program 2023 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form F-3 (File No. 333-274004) filed with the SEC on August 15, 2023)

8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company's Annual Report on Form 20-F (File No. 001-38863) filed with the SEC on April 3, 2020)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	EVP, Finance & Operations Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	EVP, Finance & Operations Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	EY Change in Auditors 16F Item Letter
15.2*	Consent of Ernst & Young, Société Anonyme
97.1*	Policy for the Recovery of Erroneously Awarded Compensation
101*	INS XBRL Instance Document the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
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

JUMIA TECHNOLOGIES AG

Date: March 28, 2024	By	/s/ Francis Dufay
		Name:	Francis Dufay
		Title:	Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Date: March 28, 2024	By	/s/ Antoine Maillet-Mezeray
		Name:	Antoine Maillet-Mezeray
		Title:	Executive Vice President, Finance & Operations and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of Jumia Technologies AG
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Jumia Technologies AG (the “Group”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2024 expressed an adverse opinion thereon.
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
The Group operates in countries with developing economies, where tax systems, regulations and enforcement processes have varying stages of development. As described in Notes 3 and 21 of the consolidated financial statements, this creates uncertainty in the application of tax law and the interpretation of tax treatments for indirect tax. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete, and, in some cases, is difficult to predict.
The Group has provisions for uncertain tax positions of $15.3 million as of December 31, 2023.
Auditing management’s evaluation of the Group’s provisions for uncertain tax provisions was complex due to the significant judgment and the level of subjectivity required to assess the likely application of tax law and the interpretations of tax treatments made by management for indirect tax.

How We Addressed the Matter in Our Audit
Our audit procedures included, among others, assessing the mathematical accuracy of the calculations of provisions for uncertain tax positions and assumptions used therein, by jurisdiction. We involved our tax professionals and specialists to assist us in evaluating the Group’s recognition of provisions for uncertain tax positions and its interpretation and application of relevant tax laws, litigation and trends against our understanding of the same. Where applicable, we assessed the accuracy of management’s provision for uncertain tax positions by comparing the prior period estimates with the resolution of those tax uncertainties. We also assessed the adequacy of disclosures in Notes 3 and 21 of the consolidated financial statements related to these tax matters.

/s/ Ernst & Young S.A.
We have served as the Group’s auditor since 2014.
Luxembourg, Grand Duchy of Luxembourg
March 28, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Supervisory Board of Jumia Technologies AG
Opinion on Internal Control Over Financial Reporting
We have audited Jumia Technologies AG’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Jumia Technologies AG (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. The Company continues to have insufficient personnel resources to ensure the timely execution of user access controls.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2023, and 2022, the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated March 28, 2024, which expressed an unqualified opinion thereon.
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
/s/ Ernst & Young S.A.
Luxembourg, Grand Duchy of Luxembourg
March 28, 2024

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
In thousands of USD	Note	2022	2023
Assets
Non-current assets
Property and equipment	7	28,498	14,361
Deferred tax assets	8	710	531
Other taxes receivable	20	5,967	4,721
Other non-current assets	9	3,589	1,289
Total Non-current assets		38,764	20,902
Current assets
Inventories	10	11,437	9,699
Trade and other receivables	13	23,101	23,157
Income tax receivables	29	1,792	2,000
Other taxes receivable	20	6,368	4,143
Prepaid expenses	14	21,334	9,470
Term deposits and other financial assets	12	155,846	85,088
Cash and cash equivalents	11	71,579	35,483
Total Current assets		291,457	169,040
Total Assets		330,221	189,942
Equity and Liabilities
Equity
Share capital	15	235,659	236,800
Share premium	15	1,736,469	1,736,469
Other reserves	16	163,174	160,729
Accumulated losses		(1,960,584)	(2,064,763)
Equity attributable to the equity holders of the Company		174,718	69,235
Non-controlling interests		(469)	(511)
Total Equity		174,249	68,724
Liabilities
Non-current liabilities
Non-current borrowings	19	8,709	2,357
Trade and other payables	18	209	125
Deferred tax liabilities	8	899	204
Other taxes payable	20	1,749	474
Provisions for liabilities and other charges	21	889	514
Deferred income	22	345	—
Total Non-current liabilities		12,800	3,674
Current liabilities
Current borrowings	19	5,138	3,718
Trade and other payables	18	64,230	55,425
Income tax payables	29	12,986	13,427
Other taxes payable	20	20,947	23,452
Provisions for liabilities and other charges	21	35,899	18,420
Deferred income	22	3,972	3,102
Total Current liabilities		143,172	117,544
Total Liabilities		155,972	121,218
Total Equity and Liabilities		330,221	189,942
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		For the years ended December 31,
In thousands of USD	Note	2021(1)	2022(1)	2023
Revenue	23	167,624	203,300	186,402
Cost of revenue		(66,156)	(85,127)	(79,298)
Gross profit		101,468	118,173	107,104
Fulfillment expense	24	(74,696)	(76,783)	(43,884)
Sales and advertising expense	25	(73,650)	(66,859)	(21,458)
Technology and content expense	26	(36,697)	(52,411)	(41,528)
General and administrative expense	27	(139,120)	(122,211)	(74,425)
Other operating income		1,415	2,086	1,203
Other operating expense		(279)	(86)	(320)
Termination benefits	27	—	(3,706)	—
Operating loss		(221,559)	(201,797)	(73,308)
Finance income	28	24,764	15,253	6,189
Finance costs	28	(10,331)	(19,618)	(31,481)
Loss before Income tax from continuing operations		(207,126)	(206,162)	(98,600)
Income tax expense	29	(442)	(6,979)	(661)
Loss for the period from continuing operations		(207,568)	(213,141)	(99,261)
Loss after Income tax for the period from discontinued operations	6	(19,337)	(25,128)	(4,917)
Loss for the period		(226,905)	(238,269)	(104,178)
Attributable to:
Equity holders of the Company		(226,865)	(238,232)	(104,155)
from continuing operations		(207,528)	(213,104)	(99,238)
from discontinued operations		(19,337)	(25,128)	(4,917)
Non-controlling interests		(40)	(37)	(23)
from continuing operations		(40)	(37)	(23)
Loss for the period		(226,905)	(238,269)	(104,178)
Other comprehensive loss that may be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations		(12,282)	178,932	218,516
Other comprehensive loss on net investment in foreign operations		(3,549)	(182,501)	(228,976)
Other comprehensive income / (loss) on financial assets at fair value through OCI		(3,941)	(5,672)	3,793
Other comprehensive loss		(19,772)	(9,241)	(6,667)
Total comprehensive loss for the period		(246,677)	(247,510)	(110,845)
Attributable to:
Equity holders of the Company		(246,666)	(247,490)	(110,803)
Non-controlling interests		(11)	(20)	(42)
Total comprehensive loss for the period		(246,677)	(247,510)	(110,845)

Earnings per share (EPS) from continuing operations in USD:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	30	(1.07)	(1.06)	(0.49)
Earnings per share (EPS) from discontinued operations in USD:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	30	(0.10)	(0.13)	(0.02)
Earnings per share (EPS) in USD:
Basic and Diluted Loss for the period attributable to ordinary equity holders of the parent	30	(1.17)	(1.19)	(0.52)
_________________________
(1)Re-presented for discontinued operations. See Note 6. The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
In thousands of USD	Share Capital	Share premium	Accumulated losses	Other reserves	Total	Non- controlling interests	Total Equity
As of January 1, 2021	219,843	1,478,230	(1,566,600)	143,871	275,344	(447)	274,897
Loss for the year	—	—	(226,865)	—	(226,865)	(40)	(226,905)
Other comprehensive loss	—	—	—	(19,801)	(19,801)	29	(19,772)
Total comprehensive loss for the period	—	—	(226,865)	(19,801)	(246,666)	(11)	(246,677)
Capital contribution (Note 15)	21,320	327,326	—	—	348,646	—	348,646
Exercised stock options and stock units issued	2,915	—	—	(2,846)	69	—	69
Translation to presentation currency	(9,924)	(69,089)	79,013	—	—	—	—
Share-based payments (Note 17)	—	—	—	43,451	43,451	—	43,451
Equity transaction costs (Note 15)	—	—	(7,816)	—	(7,816)	—	(7,816)
Change in Non-controlling interests	—	2	8	—	10	4	14
As of December 31, 2021	234,154	1,736,469	(1,722,260)	164,675	413,038	(454)	412,584
Loss for the year	—	—	(238,232)	—	(238,232)	(37)	(238,269)
Other comprehensive (loss) / income	—	—	—	(9,258)	(9,258)	17	(9,241)
Total comprehensive loss for the period	—	—	(238,232)	(9,258)	(247,490)	(20)	(247,510)
Exercised stock options and stock units issued	1,505	—	—	(1,480)	25	—	25
Share-based payments (Note 17)	—	—	—	9,237	9,237	4	9,241
Equity transaction costs (Note 15)	—	—	(91)	—	(91)	—	(91)
Change in Non-controlling interests	—	—	(1)	—	(1)	1	—
As of December 31, 2022	235,659	1,736,469	(1,960,584)	163,174	174,718	(469)	174,249
Loss for the year	—	—	(104,155)	—	(104,155)	(23)	(104,178)
Other comprehensive loss	—	—	—	(6,648)	(6,648)	(19)	(6,667)
Total comprehensive loss for the period	—	—	(104,155)	(6,648)	(110,803)	(42)	(110,845)
Stock units issued	1,141	—	—	(1,141)	—	—	—
Share-based payments (Note 17)	—	—	—	5,344	5,344	—	5,344
Equity transaction costs (Note 15)	—	—	(24)	—	(24)	—	(24)
As of December 31, 2023	236,800	1,736,469	(2,064,763)	160,729	69,235	(511)	68,724
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
In thousands of USD	Note	2021	2022	2023
Cash flows from operating activities
Loss before Income tax from continuing operations		(207,126)	(206,162)	(98,600)
Loss before Income tax from discontinued operations	6	(19,337)	(25,128)	(4,917)
Loss before Income tax		(226,463)	(231,290)	(103,517)
Depreciation and amortization of tangible and intangible assets		9,656	11,646	9,841
Impairment losses on loans, receivables and other assets	13	2,011	6,008	1,054
Impairment losses on obsolete inventories	10	416	1,947	215
Share-based payment expense	17	34,548	8,240	5,276
Net loss from disposal of tangible and intangible assets		180	35	173
Change in provision for liabilities and other charges		(243)	473	(17,089)
Lease modification (income)/expense		(37)	23	95
Interest income	28	(996)	(2,721)	(2,353)
Discounting effect (income) / expense		—	486	(73)
Net foreign exchange (gain)/loss		(7,656)	5,517	10,942
Net loss on financial instruments at fair value through profit or loss	28	998	7,167	13,364
Impairment losses / (reversals) on financial assets at fair value through OCI		88	(35)	—
Net loss recognized on disposal of debt instruments held at fair value through OCI	28	—	2,290	3,908
Share-based payment expense - settlement		(1,237)	(444)	(291)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables		(3,017)	(39,526)	8,159
Increase in inventories		(3,751)	(4,036)	(236)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables		26,341	(3,099)	699
Income taxes paid		(2,017)	(2,859)	(3,143)
Net cash flows used in operating activities		(171,179)	(240,178)	(72,976)
Cash flows from investing activities
Purchase of property and equipment		(7,166)	(11,147)	(2,253)
Proceeds from sale of property and equipment		22	11	112
Purchase of intangible assets		(19)	—	—
Interest received		2,602	4,762	4,826
Movement in other non-current assets		(683)	(1,586)	471
Movement in term deposits and other financial assets	12	(399,566)	220,207	59,377
Net cash flows (used in) / from investing activities		(404,810)	212,247	62,533
Cash flows from financing activities
Interest settled - financing		(74)	(41)	(1,083)
Payment of lease interest	19	(1,543)	(1,496)	(1,105)
Repayment of lease liabilities	19	(5,072)	(7,170)	(5,185)
Equity transaction costs		(7,779)	(79)	(40)
Capital Contributions		348,646	—	—
Proceeds from exercise of stock options		68	26	—
Net cash flows (used in) / from financing activities		334,246	(8,760)	(7,413)
Net decrease in cash and cash equivalents		(241,743)	(36,691)	(17,856)
Effect of exchange rate changes on cash and cash equivalents		(15,098)	(8,820)	(18,241)
Cash and cash equivalents at the beginning of the period	11	373,931	117,090	71,579
Cash and cash equivalents at the end of the period	11	117,090	71,579	35,483
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
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
In April 2019 Jumia Tech became a listed company on New York Stock Exchange (NYSE), with ticker symbol “JMIA”.
Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of a marketplace, which connects sellers with customers, a logistics service, which enables the shipping and delivery of packages from sellers to customers, and a payment service, which facilitates transactions among participants active on Jumia’s platform.
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
On March 27, 2024 the Supervisory Board authorized these consolidated financial statements for issuance.
2 Summary of accounting policies
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

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and share based compensation plans, which have been measured at fair value (as further disclosed within this Note). The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.
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
Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, revenue and expense of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. As of December 31, 2021, 2022 and 2023, the Group consolidated 67, 67 and 65 subsidiaries, respectively.
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
At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including, in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. The lease liabilities are recognized in the statement of financial position as 'Current borrowings' or 'Non-current borrowings'.
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
Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be of low value. Lease payments on short-term leases and leases of low value assets are recognized as expense on a straight-line basis over the lease term.
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
Investments in debt instruments for which cash flows are not SPPI or for which the business model is “hold to sell” are subsequently measured at fair value through profit or loss. Interest income is recognized on an accrual basis and presented in “Finance income”. Changes in fair value are recognized in the statement of profit or loss in “Finance income” or “Finance costs”.
Impairment – expected credit losses model
Impairment of investments in debt instruments subsequently measured at amortized cost or fair value through other comprehensive income, as well as of contract assets within the scope of IFRS 15, is recognized as an expected credit loss allowance against these assets, according to the IFRS 9 3-stage model based on changes in credit quality since initial recognition. A simplified approach is available for trade receivables and contract assets that do not contain a significant financing component.
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
Impairment – other financial assets
The Group’s maximum exposure to credit risk for other financial assets as of December 31, 2022 and 2023 is the respective carrying amount.
As of December 31, 2022 and 2023, all of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to the expected credit losses for 12 months. Management considers ‘low credit risk’ for listed bonds to be an investment grade credit rating by a major rating agency. The Group considers that credit risk increases significantly if the credit rating deteriorates to a non-investment grade rating.
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
Financial liabilities
The Group has financial liabilities in the form of trade and other payables that are initially recognized at fair value which primarily represents the original invoiced amount. They are subsequently measured at amortized cost using the effective interest method. Interest expense is recognized in “Finance costs”. Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Deferred income is subsequently recognized as revenue in the Consolidated Statement of Operations and Comprehensive Income (Loss). A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

g) Impairment of non-financial assets
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating-unit’s (CGU) fair value less costs of disposal and its value-in-use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount.
h) Inventories
Inventories are valued at the lower of cost or net realizable value. Cost of inventory is determined on the first-in-first out basis (FIFO) method. The cost of inventory includes purchase costs and costs incurred to bring the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Impairment losses, if any, due to obsolete materials and slow inventory movement are deducted from the carrying amount of the inventories.
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
j) Value added tax
Output value added tax (“VAT”) related to sales is payable to tax authorities on the earlier of (a) collection of receivables from customers or (b) delivery of goods or services to customers. Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position. When input and output VAT expire or are settled in different patterns, VAT is recognized in the statement of financial position and disclosed separately as an asset and liability.
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
The following tables present currency translation rates against the US dollar for the Group’s most significant operations.

		Year Ended December 31, 2021
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	134.56	138.50
Cameroon	CFA Franc BEAC (XAF)	554.72	578.23
China	Yuan Renminbi	6.45	6.36
Ivory Coast	CFA Franc BCEAO (XOF)	554.72	578.23
Egypt	Egyptian Pound (EGP)	15.67	15.68
Germany	Euro (EUR)	0.85	0.88
Ghana	Cedi (Ghana) (GHS)	5.90	6.13
Kenya	Kenyan Shilling (KES)	108.79	112.25
Morocco	Moroccan Dirham (MAD)	8.90	9.16
Nigeria	Naira (NGN)	399.35	410.97
Portugal	Euro (EUR)	0.85	0.88
Rwanda	Rwanda Franc (RWF)	986.02	1,016.15
Senegal	CFA Franc BCEAO (XOF)	554.72	578.23
South Africa	Rand (ZAR)	14.78	15.92
Tunisia	Tunisian Dinar (TND)	2.75	2.87
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,307.88	2,296.51
Uganda	Uganda Shilling (UGX)	3,567.41	3,526.41
United Arab Emirates	UAE Dirham (AED)	3.67	3.67

		Year Ended December 31, 2022
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	141.96	137.36
Cameroon	CFA Franc BEAC (XAF)	623.87	612.84
China	Yuan Renminbi (CNY)	6.73	6.90
Ivory Coast	CFA Franc BCEAO (XOF)	623.87	612.84
Egypt	Egyptian Pound (EGP)	19.20	24.75
Ghana	Cedi (Ghana) (GHS)	8.99	10.20
Kenya	Kenyan Shilling (KES)	117.60	123.50
Morocco	Moroccan Dirham (MAD)	10.13	10.46
Nigeria	Naira (NGN)	423.01	448.08
Portugal	Euro (EUR)	0.95	0.93
Rwanda	Rwanda Franc (RWF)	1,031.64	1,067.00
Senegal	CFA Franc BCEAO (XOF)	623.87	612.84
South Africa	Rand (ZAR)	16.37	17.02
Tunisia	Tunisian Dinar (TND)	3.08	3.11
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,322.97	2,332.45
Uganda	Uganda Shilling (UGX)	3,682.08	3,717.61
United Arab Emirates	UAE Dirham (AED)	3.67	3.67

		Year Ended December 31, 2023
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	135.98	134.32
Cameroon	CFA Franc BEAC (XAF)	606.62	594.31
China	Yuan Renminbi (CNY)	7.07	7.08
Ivory Coast	CFA Franc BCEAO (XOF)	606.62	594.31
Egypt	Egyptian Pound (EGP)	30.67	30.93
Ghana	Cedi (Ghana) (GHS)	11.69	11.97
Kenya	Kenyan Shilling (KES)	139.98	157.01
Morocco	Moroccan Dirham (MAD)	10.13	9.88
Nigeria	Naira (NGN)	636.97	896.64
Portugal	Euro (EUR)	0.92	0.91
Rwanda	Rwanda Franc (RWF)	1,159.04	1,259.53
Senegal	CFA Franc BCEAO (XOF)	606.62	594.31
South Africa	Rand (ZAR)	18.45	18.30
Tunisia	Tunisian Dinar (TND)	3.10	3.07
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,422.54	2,512.42
Uganda	Uganda Shilling (UGX)	3,725.37	3,780.17
United Arab Emirates	UAE Dirham (AED)	3.67	3.67
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
m) Revenue from contracts with customers

The Group generates revenue primarily from first-party sales, third-party sales, marketing and advertising, and the provision of other services.

Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

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
Revenue recognition policies for each type of revenue stream are as follows:
(1) First-party sales
Revenue from first-party sales relates to sales of goods where Jumia enters into an agreement with a customer to sell goods and acts directly as the seller. The Group also engages in corporate sales, i.e. sales where Jumia directly sells goods to local and regional retailers, distributors and other corporate buyers. These goods are sold for a fixed price as determined by the Group and the Group bears the obligation to deliver those goods to the customer. As such, the Group is considered to be the principal in these transactions and recognizes sales on a gross basis for the selling price at the point in time when the goods are delivered to the consumer. The delivery of the goods is not a separate performance obligation, as the consumer cannot benefit from the goods without the delivery, which must be performed by Jumia. Therefore, revenue for goods and delivery are recognized at the same point in time.
(2) Third-party sales
Revenue from third-party sales is related to the third-party sellers’ ability to sell goods to customers (i.e., consumers, retailers, distributors and other local buyers) through Jumia's marketplace. The Group’s performance obligation with respect to these transactions is to arrange for the sale of goods provided by sellers and deliver them to the customers on behalf of the sellers. The Group considers that Jumia has one performance obligation in respect of these transactions which is to arrange the sale and delivery of goods to customers on behalf of sellers. Since Jumia does not control the goods, it is an agent in these transactions. The revenue from these transactions is recognized when the Group satisfies its performance obligation, which is at a point in time when the goods are delivered to the customer.
Jumia generates the following revenues from these third-party sales transactions:
2 a) Commissions
Jumia generates a commission fee (normally a percentage of the selling price) which it charges to sellers based on agreements with the sellers.

2 b) Fulfillment
Jumia charges a delivery fee to customers when delivering goods on behalf of the sellers which it recognizes as fulfillment revenue.
2 c) Value added services
In some instances, Jumia also charges a delivery fee to sellers when delivering goods to customers on behalf of the sellers which it recognizes as part of value-added services revenue.
(3) Marketing and advertising
The Group provides advertising services to sellers and non-sellers, such as performance marketing campaigns, placing banners on the Jumia platform or sending newsletters and notifications. The advertising services are contractually agreed with the advertisers. As Jumia establishes pricing and is primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. The campaigns and banners can be run for a short period as well as be spread over a year and are therefore recognized at a point in time or over the period.
(4) Value added services
In addition to the fees charged to sellers related to third-party sales noted above, the Group also provides other services to sellers for which it charges a fee such as warehousing services for products ahead of shipment and technical support. As Jumia establishes pricing, revenue is recognized on a gross basis. Revenue for warehousing is recognized over the period of storage of the goods while revenue for technical support is recognized when the respective service is completed.
(5) Other revenue
The Group provides logistic services, such as transportation of goods, to non-sellers. Jumia is deciding the price and assuming the risk of non-performing these services and is deemed the principal in this activity. The performance obligation is satisfied when the shipping services are completed.
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

Customer incentives and subsidies
The Group grants incentives to its end customers and subsidies to its marketplace sellers. Incentives to end customers, which include discounts or vouchers, and marketplace subsidies to sellers are consideration payable to a customer and are recognized as a reduction of revenue.
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

Cost of revenue
The Group’s cost of revenue includes the external costs directly attributable to fulfilling the performance obligations mentioned above, such as the purchase price of customer products where Jumia acts directly as the seller. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and shipping costs related to logistics services to non-sellers are also included in cost of revenue.
n) Fulfillment expense
Fulfillment expense consists of expense related to services of third-party logistics providers and payment processing expenses, which we refer to as freight and shipping, and expense mainly related to our network of warehouses, including employee benefit expense, which we refer to as fulfillment expense other than freight and shipping. Fulfillment expense other than freight and shipping represents those expenses incurred in operating and staffing our fulfillment and customer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing customer orders for shipment, including packaging materials. Lease expenses are primarily classified as “General and administrative expense”. Fulfillment expense also includes expense relating to customer service operations.
o) Sales and advertising expense
Sales and advertising expenses represent expenses associated with the promotion of our marketplace and include online and offline marketing expenses, promotion of the brand through traditional media outlets, certain expense related to our customer acquisition and engagement activities and other expense associated with our market presence.
p) Technology and content expense
Technology and content expenses consist principally of research and development activities, including wages and benefits for employees involved in application, production, maintenance, operation for new and existing goods and services, as well as other technology infrastructure expense.
q) General and administrative expense
General and administrative expense contains wages and benefits, including share-based payment expense, of management, seller management expense, accounting and legal staff expense, consulting expense, audit expense, lease expense, office related utilities expense, insurance expense, tax expense other than income tax, other overheads and other material general expenses.
r) Employee benefits
Short-term benefits
Wages, salaries, paid annual leave and sick leave, bonuses, and other benefits (such as health services) are accrued in the year in which the associated services are rendered by the employees of the Group.
s) Share-based compensation
The Group operates share-based payment plans, under which directors and employees receive compensation in the form of equity instruments of the Company or cash for the services provided, which is based on the fair value of equity instruments. Awards are granted with service and/or performance conditions.
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
The share-based payment is expensed on a straight-line basis over the vesting period with a corresponding credit to equity. Management estimates the number of awards that will eventually vest. For awards with graded-vesting features, each installment of the award is treated as a separate grant (i.e., each installment is separately expensed over the related vesting period).
For equity settled instruments,
i.option awards issued by the Group are initially measured using Black-Scholes valuation model on the grant date and are not subsequently re-measured, and
ii.virtual restricted stock units (VRSUs) are initially measured at the observable stock price of Jumia on the grant date and are not subsequently re-measured
For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value derived from the observable stock price of Jumia at grant date. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in general and administrative expenses.
Certain of Jumia’s share-based compensation transactions are subject to non-market performance targets.
Depending on the vesting period and the performance measurement period, performance targets are classified as (i) non-vesting conditions or (ii) non-market performance vesting conditions.
For non-vesting condition, the probability of achieving the performance target derived from a Monte Carlo simulation, is included in the computation of the award’s fair value and is not subsequently re-assessed.
Non-market performance vesting conditions are not taken into consideration when determining the grant date fair value of an award. Instead, they are taken into consideration when estimating the number of awards that will vest. On a cumulative basis, no amount is recognized for goods or services received where an award does not vest, because a specified non-market performance vesting condition has not been met. As a result, the IFRS 2 expense can change during the vesting period, depending on changes in expectations. The number of awards, subject to non-market performance conditions, that will vest is based on the most likely outcome derived from a Monte Carlo valuation model.
For certain share-based compensation transactions the length of the vesting period depends on meeting a certain market condition. A market condition is a performance condition upon which the exercise price, vesting or exercisability of an equity instrument depends/ relates to the market price of the entity’s equity instruments. Where the length of the vesting period depends on when a market performance condition is satisfied, the estimate of the expected length of the vesting period is based on the most likely outcome of the performance condition derived from a Monte Carlo valuation model and is not subsequently revised.
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
In case there is modification of awards, from equity-settled to cash-settled, a liability is recognized based on the fair value of the cash-settled award on the date of the modification and to the extent to which the vesting period has expired. The entire corresponding debit is taken to equity.
Where an award is modified from cash-settled to equity-settled, the amount recognized as a liability, up to the modification date is reclassified to equity. The expense for the remainder of the vesting period is based on the award’s fair value, measured at the modification date.

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
u) Segments
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM), which are the same figures as those presented in the statement of operations. The chief operating decision maker is comprised of the CEO and the Executive Vice President, Finance & Operations. In the periods presented, the Group had one operating and reportable segment. The CODM makes decisions as to how to allocate resources based on the long-term growth potential of the Group as determined by market research, growth potential in regions, and various internal key performance indicators. The Group’s geographical distribution of revenue and property and equipment was as follows:

Revenue	For the year ended December 31,
In thousands of USD	2021(5)	2022(5)	2023
West Africa(1)	79,860	103,402	83,608
North Africa(2)	57,041	57,495	76,641
East and South Africa(3)	28,728	33,507	24,365
Europe(4)	329	294	1,152
United Arab Emirates	1,666	8,576	629
Others	—	26	8
Total	167,624	203,300	186,402

Property and equipment	As of December 31,
In thousands of USD	2022	2023
West Africa(1)	12,237	6,709
North Africa(2)	8,973	3,584
East and South Africa(3)	5,812	3,409
Europe(4)	1,209	532
China	163	80
United Arab Emirates	104	47
Total	28,498	14,361
___________________________
(1)West Africa covers Nigeria, Ivory Coast, Senegal and Ghana.

(2)North Africa covers Egypt, Tunisia, Morocco and Algeria.
(3)East and South Africa covers Kenya, Uganda and South Africa.
(4)Portugal and Germany
(5)Re-presented for discontinued operations. See Note 6.
v) Discontinued operations
A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.
In the 'Consolidated Statements of Operations and Comprehensive Income (Loss)', discontinued operations are excluded from the results of continuing operations and are presented as a single amount as 'Loss after Income tax for the period from discontinued operations'. Corresponding notes to the 'Consolidated Statements of Operations and Comprehensive Income (Loss)' exclude amounts for discontinued operations, unless stated otherwise. Discontinued Operations are disclosed in Note 6.
x) Hyperinflationary economies
A recent International Monetary Fund (IMF) World Economic Outlook (WEO) report released in October 2023 projects significant inflation in Ghana. The projected three-year cumulative inflation is estimated to reach 128% by the end of 2023 and 133% by the end of 2024. This aligns with data from the Ghana Statistical Service, further supporting the conclusion. Accordingly, Ghana met the requirements to be designated as an hyperinflationary economy under IAS 29 'Financial Reporting in Hyperinflationary Economies' in the year ended December 31, 2023. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, to Jade E-Services Ghana Ltd.'s operations in Ghana where the Ghanaian Cedi is the functional currency for the reporting period beginning January 1, 2023.
The inflation index selected to reflect the change in purchasing power was the consumer price index (CPI) issued by the Ghana Statistical Service. The CPI reached 200.5 in December 31, 2023 and 162.8 in December 31, 2022. The annual movement on the index in 2023 was 23,2%.
In accordance with IAS 29, for the Group's operations in Ghana:
•The carrying amounts of non-monetary assets and liabilities have been re-presented to reflect the change in the general price index from the date of acquisition to the end of the reporting period. All items recognized in the income statement have been re-presented by applying the change in the general price index from the dates when the items of income and expenses were initially earned or incurred to the end of the reporting period.
•As the presentation currency of the Group is that of a non-hyperinflationary economy, comparative amounts have not been re-presented for changes in the price level or exchange rates in the current year. The combined effect of the re-presentation in accordance with IAS 29 and the currency translation adjustment in accordance with IAS 21 is recognized in 'Other reserves' through 'Other comprehensive loss on net investment in foreign operations' , to reflect the impacts in opening balance as of January 1, 2023.
There are no material impacts on the consolidated financial statements of the Group.
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
Principal versus agent considerations
The Group enters into contracts where it acts as a seller and determines the price and bears the obligation to deliver those goods to the customer. Under these contracts, the Group determines that it controls the goods before they are transferred to customers and hence is a principal. Additionally, in cases where the group enters into transactions wherein it provides marketing services, it is obliged to render the services as well as has the discretion to set the price, and hence is considered as a principal in such transactions.
In cases where the Group enters into a contract that provides the selling platform to sellers to sell goods and services to customers, the Group has no discretion in setting the price and has no inventory risk and hence is considered to be the agent in such transactions. The fulfillment services are seen as activities to fulfill the promise to transfer the goods to customers. The sale and the delivery services together constitute a single performance obligation.
Classification and presentation of other financial assets
The Group acquired investment grade bonds managed via a discretionary fund and securities. These investments are included in the statement of financial position as other financial assets. Investments in securities were fully disposed of in 2023. Further details can be found in Note 12.

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
Estimates and assumptions
Regional Conflicts
The effects of ongoing regional conflicts have required reassessment of significant judgments and estimates to be made, including but not limited to:
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
The Group has assessed that the ongoing regional conflicts did not have a significant impact on estimates and judgments. The Group continues to assess potential impact on an ongoing basis, more particularly as it relates to ECL and NRV provisions.
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

4 New accounting pronouncements
a) New standards, interpretations and amendments adopted by the Group
The impact of the adoption of the new standards and amendments to standards that became effective as of January 1, 2023 is as follows:

IFRS 17 – Insurance contracts (new)
On 18 May 2017, the IASB issued 'IFRS 17 – Insurance contracts’. This new standard replaces IFRS 4 and applies to all entities issuing insurance contracts, reinsurance contracts and investment contracts with discretionary participation characteristics. IFRS 17 is based on the current measurement of technical liabilities at each reporting date. The current measurement can be based on a general model "building block approach" or a simplified one "premium allocation approach". The "building block approach" is based on discounted, probability-weighted cash flows, a risk adjustment and a contractual service margin ('CSM'), which represents the unearned profit of the contract. Subsequent changes in estimated cash flows are adjusted against the contractual service margin, unless it becomes negative. IFRS 17 is applied retrospectively. This amendment is not applicable to the financial statements of Jumia.

IFRS 17 – Insurance contracts (amendment)
On 25 June 2020, the IASB issued 'Amendments to IFRS 17' that includes specific changes in eight areas of IFRS 17, such as: i) scope; ii) level of aggregation of insurance contracts; iii) recognition; iv) measurement; v) modification and derecognition; vi) presentation of the Statement of Financial Position; vii) recognition and measurement of the Income statement; and viii) disclosures. This amendment also includes clarifications, which aim to simplify some of the requirements of this standard and ease transition. IFRS 17 is applied retrospectively. This amendment is not applicable to the financial statements of Jumia.

IFRS 17 and IFRS 9 – Comparative Information (Amendment to IFRS 17)
On 9 December 2021, the IASB issued ' Initial Application of IFRS 17 and IFRS 9' that relates only to insurers’ transitioning to the IFRS 17 and allows the adoption of a classification overlay to a financial asset for which the entity does not restate IFRS 9 comparative information. This amendment seeks to avoid temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented, when applying IFRS 17 for the first time, providing for (i) the application on a financial asset-by-financial asset basis; (ii) the presentation of comparative information as if the classification and measurement requirements of IFRS 9 had been applied to that financial asset, but without requiring an entity to apply the impairment requirements of IFRS 9; and (iii) the obligation to use reasonable and supported information available at the transition date, to determine how the entity expects that financial asset to be classified in accordance with IFRS 9. This amendment is not applicable to the financial statements of Jumia.

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

IAS 8 amendment on Definition of accounting estimates

On 12 February 2021, the IASB issued 'Definition of Accounting Estimates (Amendments to IAS 8)' to help entities to distinguish between accounting policies and accounting estimates. Introduction of the definition of accounting estimate and the way it is distinct from changes to accounting policies. The accounting estimates are defined as corresponding to monetary amounts that are subject to measurement uncertainty, used to achieve an accounting policy’s objective(s). There is no material impact of the adoption of this amendment in the financial statements.
IAS 12 amendment on Deferred Tax related to Assets and Liabilities arising from a Single Transaction
On 7 May 2021, the IASB issued 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)' that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 will require entities to recognize deferred tax on specific transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. These applies to the recognition of: i) right-of-use assets and lease liabilities; and ii) decommissioning, restoration and similar liabilities, and the corresponding amounts recognized as part of the cost of the related asset, when not relevant for tax purposes. Such temporary differences are no longer subject to the initial recognition exemption for deferred taxes. The cumulative effect of initially applying the amendment is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the earliest comparative period presented. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Group has estimated the impact of the adoption of this amendment in the financial statements, considering the retrospective application. The effect of adoption IAS 12 amendment on Deferred Tax related to Assets and Liabilities arising from a Single Transaction affects the gross amounts recognized as deferred taxes and the deferred taxes offset but does not affect the previously reported loss, equity, assets or liabilities of the Group.
The effects on note 8 Deferred Tax Assets and Liabilities as of January 1, 2021, December 31, 2021 and December 31, 2022 (increase/(decrease)) are as follows:

	January 1, 2021
In thousands of USD	Before re-presentation	IAS 12 amendment adjustment	After re-presentation
Tax Losses	—	311	311
Tax benefits	125	—	125
Leases	—	3,220	3,220
Deferred tax assets offset	—	(3,531)	(3,531)
Total Deferred tax assets	125	—	125

	December 31, 2021
In thousands of USD	Before re-presentation	IAS 12 amendment adjustment	After re-presentation
Financial assets measured at fair value through PL	517	—	517
Tax Losses	5,783	390	6,173
Tax benefits	665	—	665
Leases	—	2,804	2,804
Others	80	—	80
Deferred tax assets offset	(6,380)	(3,194)	(9,574)
Total Deferred tax assets	665	—	665

	December 31, 2022
In thousands of USD	Before re-presentation	IAS 12 amendment adjustment	After re-presentation
Financial assets measured at fair value through OCI	4,124	—	4,124
Financial assets measured at fair value through PL	973	—	973
Tax Losses	9,313	549	9,862
Tax benefits	699	—	699
Leases	—	3,302	3,302
Deferred tax assets offset	(14,399)	(3,851)	(18,250)
Total Deferred tax assets	710	—	710

	January 1, 2021
In thousands of USD	Before re-presentation	IAS 12 amendment adjustment	After re-presentation
Assets depreciation and amortization	(61)	—	(61)
Leases	—	(3,531)	(3,531)
Deferred tax liabilities offset	—	3,531	3,531
Total Deferred tax liabilities	(61)	—	(61)

	December 31, 2021
In thousands of USD	Before re-presentation	IAS 12 amendment adjustment	After re-presentation
Assets depreciation and amortization	(458)	—	(458)
Unrealized foreign exchange gains - P&L	(5,388)	—	(5,388)
Leases	—	(3,194)	(3,194)
Others	(534)	—	(534)
Deferred tax liabilities offset	6,380	3,194	9,574
Total Deferred tax liabilities	—	—	—

	December 31, 2022
In thousands of USD	Before re-presentation	IAS 12 amendment adjustment	After re-presentation
Assets depreciation and amortization	(987)	—	(987)
Unrealized foreign exchange gains - P&L	(13,876)	—	(13,876)
Leases	—	(3,851)	(3,851)
Others	(435)	—	(435)
Deferred tax liabilities offset	14,399	3,851	18,250
Total Deferred tax liabilities	(899)	—	(899)
IAS 12 amendment on International tax reform – Pillar two model rules
On 23 May 2023, the IASB issued 'International tax reform – Pillar two model rules (Amendments to IAS 12)' that, following the implementation of the OECD's Global Anti-Base Erosion (“GloBE”) rules, there may be significant impacts on the calculation of deferred taxes of the entities impacted which, at this date, are difficult to estimate, introduces: i) a temporary exception to the requirements to recognise and disclose information about deferred tax assets and liabilities related to Pillar Two income taxes; and ii) targeted disclosure requirements for affected entities (entities belonging to multinational groups that have consolidated revenues of €750m in at least two out of the last four years), such as: the fact that the exception was applied, the current tax expense related to Pillar Two rules, and the reasonable estimate of the impact of Pillar Two rules between the date the legislation becomes enacted and the date it becomes effective. The amendment is effective immediately or for annual reporting periods beginning on or after January 1, 2023. There is no impact of the adoption of this amendment in the financial statements as the Group is currently below the threshold defined.
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
IAS 7 and IFRS 7 amendment on supplier finance arrangements
On 25 May 2023, the IASB issued 'Supplier finance arrangements (Amendments to IAS 7 and IFRS 7)' that require an entity to provide additional disclosures about its supplier finance arrangements to enable: i) the assessment of how supplier finance arrangements affect an entity’s liabilities and cash flows; and ii) the understanding of the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available. The amendments are effective for annual reporting periods beginning on or after January 1, 2024.
IAS 21 amendment on lack of exchangeability
On 15 August 2023, the IASB issued ‘The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendment to IAS 21)' that adds requirements for determining whether a currency can be exchanged for another currency (exchangeability) and defining how to determine the spot exchange rate to be used when it is not possible to exchange a currency for a long period of time. This change also requires the disclosure of information that allows understanding how the currency that cannot be exchanged for another currency affects, or is expected to affect, the financial performance, financial position and cash flows of the entity, in addition to the spot exchange rate used on the reporting date and how it was determined. The amendment is effective for annual reporting periods beginning on or after January 1, 2025.
The group does not expect a material impact upon adoption of any of these standards.
5 Group Information
At December 31, 2023, Jumia consolidated the Parent entity (Jumia Technologies AG) and the following subsidiaries:

Company name	Country of incorporation	% control		Principal activities(1)
		December 31, 2022	December 31, 2023
Africa Internet General Trading LLC	UAE	100.00	100.00	Services

Africa Internet Services SAS	FRANCE	100.00	100.00	Not active
AIH General Merchandise Algeria UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Cameroon UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Egypt UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Ivory Coast UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Kenya UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Morocco UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Nigeria UG (haftungsbeschränkt) & Co. KG	GERMANY	99.89	99.89	Holding
AIH General Merchandise Tanzania UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 10 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 11 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 8 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
Atol Internet Services Rwanda	RWANDA	100.00	—	Not active
Atol Internet Services S.a.r.l. Tunisia	TUNISIA	100.00	100.00	Not active
Atol Ivory Coast SARL	IVORY COAST	100.00	100.00	Not active
Atol Services Gabon SARL	GABON	100.00	100.00	Not active
Atol Technology PLC	ETHIOPIA	100.00	100.00	Not active
Bambino 162. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Ecart Internet Services Nigeria Ltd.	NIGERIA	99.89	99.89	Online retailer
Ecart Services Algeria SARL	ALGERIA	100.00	100.00	Not active
Ecart Services Cameroon Ltd.	CAMEROON	100.00	100.00	Not active
Ecart Services Ivory Coast SARL	IVORY COAST	100.00	100.00	Online retailer
Ecart Services Kenya Ltd.	KENYA	100.00	100.00	Online retailer
Ecart Services Morocco Sarlau	MOROCCO	100.00	100.00	Online retailer
Ecart Services Tanzania Ltd.	TANZANIA	100.00	100.00	Not active
Hellopay Africa Integrated Services Ltd.	NIGERIA	100.00	100.00	JumiaPay
Jade E-Services Algeria SARL	ALGERIA	100.00	100.00	Marketplace
Jade E-Services Ghana Ltd.	GHANA	100.00	100.00	Online retailer
Jade E-Services Kenya Ltd.	KENYA	100.00	100.00	Not active
Jade E-Services Senegal SARL	SENEGAL	100.00	100.00	Online retailer
Jade E-Services South Africa Proprietary Ltd.	SOUTH AFRICA	100.00	100.00	Online retailer
Jade E-Services Tunisia SARL	TUNISIA	100.00	100.00	Not active
Jade E-Services Uganda Ltd.	UGANDA	100.00	100.00	Online retailer
Jolali Global Resources Ltd.	NIGERIA	99.89	99.89	Not active

Jumia Egypt LLC	EGYPT	100.00	100.00	Online retailer
Jumia Electronic Payment Services S.A.E	EGYPT	100.00	100.00	JumiaPay
Jumia Eservices SARL	TUNISIA	100.00	100.00	Online retailer
Jumia Financial Services Ltd.	Nigeria	100.00	100.00	JumiaPay
Jumia for Trading LLC	EGYPT	100.00	100.00	Trading
Jumia Payment Services Kenya Ltd.	KENYA	100.00	100.00	JumiaPay
Jumia Payment Services Ltd.	UGANDA	100.00	100.00	JumiaPay
Jumia Services FZ-LLC	UAE	100.00	100.00	Services
Jumia Services GmbH	GERMANY	100.00	100.00	Services
Jumia Technologies Cote D'Ivoire SARLU	IVORY COAST	100.00	100.00	Marketing services
Jumia Technologies Spain SLU	SPAIN	100.00	—	Services
Jumia Technologies SUARL	TUNISIA	100.00	100.00	Services
Jumia Technology Services (Shenzhen) Co., Ltd	CHINA	100.00	100.00	Services
Jumia UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
Jumia USA LLC	USA	100.00	100.00	Services
JumiaPay Tunisie Suarl	TUNISIA	100.00	100.00	JumiaPay
Juwel 193 V V UG (haftungsbeschränkt) & Co. Zwölfte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Juwel 193. V V UG (haftungsbeschränkt) & Co. 132. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 23. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 24. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Fünfte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Vierte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 194. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Juwel 194. V V UG (haftungsbeschränkt) & Co. Erste Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel E-Services Tanzania Ltd.	TANZANIA	100.00	100.00	Not active
Lendico S.A (PTY) Ltd.	SOUTH AFRICA	100.00	100.00	Not active
Lipco Internet Services Zimbabwe Ltd.	ZIMBABWE	100.00	100.00	Not active
Silveroak Internet Services Portugal, Unipessoal Lda	PORTUGAL	100.00	100.00	Services
Vamido Global Resources Ltd.	NIGERIA	99.89	99.89	Not active
_________________________
(1)Principal activities as of December 31, 2023
The only changes in scope during 2023 resulted from the liquidation of Atol Internet Services Rwanda and Jumia Technologies Spain SLU.

6 Discontinued Operations
From 2012 to 2023, the Group operated a food delivery business called Jumia Food in most of its markets. Following a strategic review of our business, the Group determined that the food delivery business is not suitable to the current operating environment and macroeconomic conditions, and closed the food delivery business in all markets by the end of December 2023.
As required by IFRS 5, changes have been made to the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2023, December 31, 2022 and December 31, 2021 to reflect in a single line item (Loss after Income tax for the period from discontinued operations).
The Consolidated Statements of Operations and Comprehensive Income (Loss) for discontinued operations for the year ended December 31, 2023, December 31, 2022 and December 31, 2021 are as follows:

	For the years ended December 31,
In thousands of USD	2021	2022	2023
Revenue	10,310	18,582	14,632
Expenses	(29,647)	(43,710)	(19,549)
Loss before Income tax from discontinued operations	(19,337)	(25,128)	(4,917)
Loss after Income tax for the period from discontinued operations	(19,337)	(25,128)	(4,917)
The impacts in Consolidated Statements of Cash Flows from discontinued operations for the year ended December 31, 2023, December 31, 2022 and December 31, 2021 are as follows:

	For the years ended December 31,
In thousands of USD	2021	2022	2023
Net cash flows used in operating activities	(16,114)	(24,147)	(6,729)
Net cash flows (used in) / from investing activities	164	(227)	47

7 Property and Equipment
Movements in the carrying amount of property and equipment were as follows:

In thousands of USD	Buildings	Technical equipment and machinery	Transportation equipment, office equipment and other equipment	Right of use assets - Office and Warehouse	Total
Cost
Balance as of January 1, 2022	2,389	3,733	17,616	24,676	48,414
Additions	878	3,051	7,218	10,391	21,538
Lease modifications	—	—	—	(2,901)	(2,901)
Disposals	(31)	—	(67)	—	(98)
Effect of translation	(409)	(582)	(2,559)	(3,780)	(7,330)
Balance as of December 31, 2022	2,827	6,202	22,208	28,386	59,623
Additions	141	196	1,577	1,030	2,944
Lease modifications	—	—	—	(5,348)	(5,348)
Disposals	(127)	(80)	(376)	—	(583)
Effect of hyperinflationary economies	13	92	482	—	587
Effect of translation	(371)	(1,147)	(5,367)	(3,475)	(10,360)
Balance as of December 31, 2023	2,483	5,263	18,524	20,593	46,863
Accumulated depreciation
Balance as of January 1, 2022	(1,770)	(2,135)	(10,460)	(12,225)	(26,590)
Depreciation charge	(408)	(899)	(3,667)	(6,480)	(11,454)
Accumulated depreciation on disposals	3	—	50	—	53
Lease modifications	—	—	—	3,444	3,444
Effect of translation	267	263	1,412	1,480	3,422
Balance as of December 31, 2022	(1,908)	(2,771)	(12,665)	(13,781)	(31,125)
Depreciation charge	(270)	(925)	(3,342)	(5,204)	(9,741)
Accumulated depreciation on disposals	59	44	197	—	300
Lease modifications	—	—	—	3,389	3,389
Effect of hyperinflationary economies	(12)	(6)	(353)	—	(371)
Effect of translation	282	462	3,045	1,257	5,046
Balance as of December 31, 2023	(1,849)	(3,196)	(13,118)	(14,339)	(32,502)
Carrying amount as of December 31, 2022	919	3,431	9,543	14,605	28,498
Carrying amount as of December 31, 2023	634	2,067	5,406	6,254	14,361

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

In thousands of USD	Right of use assets	Lease Liabilities

As of January 1, 2022	12,451	12,537
Additions	10,391	10,160
Depreciation	(6,480)	—
Interest expense	—	1,710
Lease modifications	543	595
Payments	—	(8,666)
Effect of translation	(2,300)	(2,489)
As of January 1, 2023	14,605	13,847
Additions	1,030	1,057
Depreciation	(5,204)	—
Interest expense	—	1,074
Lease modifications	(1,959)	(2,046)
Payments	—	(6,279)
Effect of translation	(2,218)	(1,578)
As of December 31, 2023	6,254	6,075
During 2023, the Group’s main additions on Right of use assets include new lease contracts for a new warehouse facility in Nigeria. Lease modifications are mainly driven by the early termination of office contracts in Portugal and Egypt and warehouse contracts in Egypt, Algeria and Uganda. These effects are partially offset by the renewal of warehouse contracts in Ivory Coast and Tunisia.
During 2022, the Group's main additions on Right of use assets includes new contracts for offices in Nigeria, Uganda, Egypt and China and warehouse facilities in Kenya, Algeria, Egypt, Ivory Coast and Nigeria.
The Group recognized rent expense from short-term leases of USD 2,035 thousand in the year ended December 31, 2023 (2022: USD 2,708 thousand and 2021: USD 1,740 thousand).
The following are the amounts recognized in profit or loss:

In thousands of USD	2021	2022	2023
Depreciation expense of right-of-use assets	(5,405)	(6,480)	(5,204)
Interest expense on lease liabilities	(1,527)	(1,710)	(1,074)
Expense relating to short-term leases	(1,740)	(2,708)	(2,035)
Total amount recognized in profit or loss	(8,672)	(10,898)	(8,313)
The Group had total cash outflows for leases of USD 6,279 thousand in 2023 (2022: USD 8,666 thousand and 2021: USD 6,615 thousand). The Group also had non-cash additions to right-of-use assets and lease liabilities of USD 1,030 thousand and USD 1,057 thousand in 2023, respectively (2022: USD 10,391 thousand and USD 10,160 thousand, respectively and 2021: USD 3,485 thousand and USD 3,427 thousand, respectively).
8 Deferred Tax Assets and Liabilities
The Group records the tax effect resulting from temporary differences between the assets and liabilities determined on an accounting basis and on a tax basis. As of December 31, 2023 and December 31, 2022, on a consolidated basis, the movement by nature of Net Deferred Tax Assets and Liabilities are as follows:

	As of December 31,
In thousands of USD	2022(1)	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2023
Financial assets measured at fair value through OCI	4,124	—	(2,066)	—	2,058
Financial assets measured at fair value through PL	973	(973)	—	—	—
Tax losses	9,862	1,588	—	(3,986)	7,464
Tax benefits	699	(201)	—	(1)	497
Leases	3,302	(1,895)	—	—	1,407
Deferred tax assets offset	(18,250)	3,382	—	3,973	(10,895)
Total Deferred tax assets	710	1,901	(2,066)	(14)	531
_________________________
(1)Re-presented to reflect the adoption of IAS 12 amendment on Deferred Tax related to Assets and Liabilities arising from a Single Transaction. See Note 4.

	As of December 31,
In thousands of USD	2022(1)	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2023
Assets depreciation and amortization	(987)	566	—	—	(421)
Unrealized foreign exchange gains - P&L	(13,876)	1,036	—	3,986	(8,854)
Leases	(3,851)	2,167	—	—	(1,684)
Others	(435)	295	—	—	(140)
Deferred tax liabilities offset	18,250	(3,382)	—	(3,973)	10,895
Total Deferred tax liabilities	(899)	682	—	13	(204)
_________________________
(1)Re-presented to reflect the adoption of IAS 12 amendment on Deferred Tax related to Assets and Liabilities arising from a Single Transaction. See Note 4.

	As of December 31,
In thousands of USD	2021(1)	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2022(1)
Financial assets measured at fair value through OCI	—	—	4,124	—	4,124
Financial assets measured at fair value through PL	517	456	—	—	973
Tax losses	6,173	4,266	—	(577)	9,862
Tax benefits	665	70	—	(36)	699
Leases	2,804	498	—	—	3,302
Others	80	(81)	—	1	—
Deferred tax assets offset	(9,574)	(9,253)	—	577	(18,250)
Total Deferred tax assets	665	(4,044)	4,124	(35)	710
_________________________
(1)Re-presented to reflect the adoption of IAS 12 amendment on Deferred Tax related to Assets and Liabilities arising from a Single Transaction. See Note 4.

	As of December 31,
In thousands of USD	2021(1)	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2022(1)
Assets depreciation and amortization	(458)	(529)	—	—	(987)
Unrealized foreign exchange gains - P&L	(5,388)	(9,068)	—	580	(13,876)
Leases	(3,194)	(657)	—	—	(3,851)
Others	(534)	99	—	—	(435)
Deferred tax liabilities offset	9,574	9,253	—	(577)	18,250
Total Deferred tax liabilities	—	(902)	—	3	(899)
_________________________
(1)Re-presented to reflect the adoption of IAS 12 amendment on Deferred Tax related to Assets and Liabilities arising from a Single Transaction. See Note 4.
As mentioned on the accounting policies, Note 2 t), the offset between deferred tax assets and liabilities is performed at each subsidiary level.
Deferred tax liability for foreign currency exchange on net investment amounting to USD 491 thousand (2022: USD 2,217 thousand) was not recognized as the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
9 Other non-current assets
As of December 31, 2023, other non-current assets were comprised of rent, trade, and other term deposits amounting to USD 1,245 thousand (2022: USD 3,441 thousand), restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period, and other non-current assets amounting to USD 44 thousand as of December 31, 2023 (2022: USD 148 thousand).
10 Inventories
Inventories are comprised of the following:

	As of December 31,
In thousands of USD	2022	2023
Merchandise available for sale	13,920	10,868
Less: Provision for slow moving and obsolete inventories	(2,483)	(1,169)
Total Inventories	11,437	9,699
The total cost of inventory, which consists primarily of the purchase price of customer products, recognized as an expense in the consolidated profit or loss was USD 75,657 thousand (2022: USD 77,927 thousand and 2021: USD 60,972 thousand). The total cost of revenue amounted to USD 79,298 thousand (2022: USD 85,127 thousand and 2021: USD 66,156 thousand) and consists primarily of the cost of inventory.
The amount of write-down of inventories recognized in the consolidated profit or loss was USD 414 thousand (2022: USD 2,221 thousand and 2021: USD 765 thousand). The amount of reversal of write-down recognized as reduction in the amount of inventories recognized as an expense in the consolidated profit or loss was USD 199 thousand (2022: USD 274 thousand and 2021: USD 349 thousand). The reversal of write-down primarily arises from our ability to increase the net realizable value of certain inventory items through price increases, driving higher margins.

11 Cash and cash equivalents
Cash and cash equivalents are comprised of the following:

	As of December 31,
In thousands of USD	2022	2023
Cash at bank and in hand	58,083	29,367
Short-term deposits	13,496	6,116
Total Cash and cash equivalents	71,579	35,483
Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
The Group has no restricted cash on cash and cash equivalents as of December 31, 2023 (2022: nil).
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified expected credit loss was immaterial, due to low credit risk rating of the financial institutions.
12 Term deposits and other financial assets
Term deposits and other financial assets are comprised of the following:

	As of December 31,
In thousands of USD	2022	2023
Financial assets at fair value through profit or loss	38,646	—
Financial assets at fair value through OCI	116,116	84,023
Short term deposits - banks	1,084	1,065
Term Deposits and other financial assets	155,846	85,088
Deposits represent interest bearing deposits with a commercial bank for a fixed period of more than 3 months.
Other financial assets comprised the following:

	As of December 31,
In thousands of USD	2022	2023
Current financial assets measured at fair value through profit or loss	38,646	—
Current financial assets measured at fair value through other comprehensive income	116,116	84,023
Other financial assets – current	154,762	84,023
Financial assets measured at fair value through other comprehensive income comprise investments in listed investment grade bonds, via a discretionary account managed by Citi Private Bank, with the objective of maintaining capital and obtaining benchmark yields. The Group holds these investments under a “hold to collect and sell” business model as defined under IFRS 9. Interest income from financial assets at fair value through OCI are disclosed in Note 28. The reduction in the amount of the assets occurred throughout 2023, is explained by the sale of listed investment grade bonds and the fair value loss.
Financial assets measured at fair value through profit or loss comprise investments in securities, with the objective of obtaining returns in line with specific market benchmarks. Fair value variances are disclosed in Note 28. These financial assets were fully disposed of in 2023.
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

Fair value reserve
The movement in the fair value reserve for financial assets at fair value through other comprehensive income (“FVOCI”), including the allowance for expected credit losses (“ECL”), is as follows:

In thousands of USD	OCI on financial assets at fair value
Balance as of December 31, 2021	(3,941)
Changes in fair value of financial assets	(12,051)
Deferred tax assets on fair value loss through other comprehensive income	4,124
Reclassification from fair value reserve to profit or loss of the period due to maturity or sale of financial assets	2,290
Changes in allowance for expected credit losses - reversal	(35)
Changes recognized in other comprehensive income of the period (Note 16)	(5,672)
Balance as of December 31, 2022	(9,613)
Changes in fair value of financial assets	1,970
Deferred tax assets on fair value loss through other comprehensive income	(2,066)
Reclassification from fair value reserve to profit or loss of the period due to maturity or sale of financial assets	3,908
Changes in allowance for expected credit losses - reversal	(19)
Changes recognized in other comprehensive income of the period (Note 16)	3,793
Balance as of December 31, 2023	(5,820)
Allowance for expected credit losses
The movement of allowance for expected credit losses (“ECL”) of other financial assets measured at fair value through other comprehensive income is as follows:

In thousands of USD	ECL of other financial assets
Balance as of December 31, 2021	88
Changes recognized in profit or loss as net impairment gains/losses on financial assets at fair value through other comprehensive income	(35)
Total changes in allowance for expected credit losses	(35)
Balance as of December 31, 2022	53
Changes recognized in profit or loss as net impairment gains/losses on financial assets at fair value through other comprehensive income	(19)
Total changes in allowance for expected credit losses	(19)
Balance as of December 31, 2023	34

13 Trade and other receivables
Trade and other receivables are comprised of the following:

	As of December 31,
In thousands of USD	2022	2023
Advances to suppliers	1,266	2,667
Trade notes and accounts receivable	24,422	16,357
Unbilled revenues	2,254	6,786
Other receivables	2,695	2,448
	30,637	28,258
Less: Allowance for expected credit loss	(7,536)	(5,101)
Trade and other receivables	23,101	23,157
Allowance for expected credit losses
The movement of allowance for expected credit losses (“ECL”) of trade and other receivables is as follows:

In thousands of USD	ECL of trade and other receivables
Balance as of January 01, 2022	6,412
Provision for expected credit losses	6,008
Write-off	(3,456)
Effect of translation	(1,428)
Balance as of December 31, 2022	7,536
Provision for expected credit losses	1,054
Write-off	(1,357)
Effect of translation	(2,132)
Balance as of December 31, 2023	5,101
The aging analysis of trade and other receivables is as follows:

					Past due but not impaired
In thousands of USD	Total net	Total gross	Total expected credit losses	Current	< 30 days	30 - 90 days	>90 days
As of December 31, 2022	23,101	30,637	(7,536)	10,040	8,180	1,399	3,482
As of December 31, 2023	23,157	28,258	(5,101)	18,602	2,423	166	1,966
See Note 33 for disclosure of how the Group manages and measures credit quality of trade and other receivables that are neither past due nor impaired.
14 Prepaid expenses
As of December 31, 2023, prepaid expenses were comprised of prepaid server hosting fees and software licenses of USD 5,155 thousand (2022: USD 14,421 thousand), prepaid rent of USD 2,550 thousand (2022: USD 3,015 thousand), prepaid insurance of USD 1,064 thousand (2022: USD 1,627 thousand) and advance payments to the Group’s partners for online payment services amounting to USD 364 thousand (2022: USD 1,155 thousand). The remaining amount of USD 337 thousand (2022: USD 1,116 thousand) relates to other goods and services, namely travel and entertainment and professional fees.

15 Share capital and share premium
Ordinary shares issued and fully paid as of December 31, 2023

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
202,277,366	Ordinary	1	236,800	1,736,469	1,973,269
Total		1	236,800	1,736,469	1,973,269
The total issued number of ordinary shares is 202,277,366 shares as of December 31, 2023 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
During 2023, 1,044,806 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD 24 thousand are recognized directly in the accumulated losses.
Ordinary shares issued and fully paid as of December 31, 2022

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
201,232,560	Ordinary	1	235,659	1,736,469	1,972,128
Total		1	235,659	1,736,469	1,972,128
The total issued number of ordinary shares is 201,232,560 shares as of December 31, 2022 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
During 2022, 1,478,438 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD 91 thousand are recognized directly in the accumulated losses.
Ordinary shares issued and fully paid as of December 31, 2021

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
199,754,122	Ordinary	1	234,154	1,736,469	1,970,623
Total		1	234,154	1,736,469	1,970,623
The total issued number of ordinary shares is 199,754,122 shares as of December 31, 2021 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
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

16 Other Reserves

In thousands of USD	Share-based payment capital reserves	Exchange difference on net investment in foreign operations	Fair value reserve of financial assets at FVOCI	Currency translation adjustment	Total other reserves
As of January 01, 2021	135,684	(161,902)	—	170,089	143,871
Other comprehensive loss	—	(3,554)	(3,941)	(12,306)	(19,801)
Total comprehensive loss for the period	—	(3,554)	(3,941)	(12,306)	(19,801)
Share-based payments	43,451	—	—	—	43,451
Exercise of options	(2,846)	—	—	—	(2,846)
As of December 31, 2021	176,289	(165,456)	(3,941)	157,783	164,675
Other comprehensive (loss) / income	—	(182,489)	(5,672)	178,903	(9,258)
Total comprehensive (loss) / income for the period	—	(182,489)	(5,672)	178,903	(9,258)
Share-based payments	9,237	—	—	—	9,237
Exercise of options	(1,480)	—	—	—	(1,480)
As of December 31, 2022	184,046	(347,945)	(9,613)	336,686	163,174
Hyperinflation effect in comprehensive income	—	290	—	—	290
Other comprehensive (loss) / income	—	(229,078)	3,793	218,347	(6,938)
Total comprehensive (loss) / income for the period	—	(228,788)	3,793	218,347	(6,648)
Share-based payments	5,344	—	—	—	5,344
Exercise of options	(1,141)	—	—	—	(1,141)
As of December 31, 2023	188,249	(576,733)	(5,820)	555,033	160,729
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
17 Share-based compensation
Stock Option Program 2016 (JSOP 2016)
As of December 31, 2023, all options granted under the JSOP 2016 have been fully vested.
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
During the year 2023, 279,148 options of the JSOP 2016 have been exercised. All outstanding options of JSOP 2016 have been exercised or expired in 2023. In total, 259,552 options, exercised in 2023 will be settled in 2024.

In 2023, the Group recognized expenses in connection with the JSOP 2016 amounting to nil (2022: USD (0.3) million and 2021: USD (0.6) million).
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
The stock options can only be exercised, if the average annual growth rate of the Gross Merchandise Value amounts to at least 10% during the four-year waiting period. If this target is not met, all options will lapse. This condition is classified under IFRS 2 as a non-market performance condition. The probability of achievement of the performance target is based on the most likely outcome derived from a Monte Carlo valuation model and it has to be reassessed at each reporting date. Only for certain grants in 2020 this condition has been classified as a non-vesting condition, as the vesting period is shorter than the performance period. In this case, the probability of achievement has been derived from a Monte Carlo valuation model at the grant date, is reflected in the fair value and is not reassessed subsequently.
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
However, all unexercised stock options will be forfeited, if a beneficiary terminates the employment within four years after the IPO on April 12, 2019. This period has passed.
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
The awards vested during the period were subject to a non-vesting condition. The condition was not met. Therefore, the options lapsed and cannot be exercised.

In 2023, the Group recognized expenses in connection with the SOP 2019 amounting to nil (2022: USD (5.5) million and 2021: USD 3.6 million).

SOP 2019	Number of awards	Weighted average remaining life (years)	Weighted average exercise price (EUR)	Weighted average fair value (USD)
Unvested awards outstanding at January 01, 2023	60,857	0.3	1.00	0.78
Granted during the period	—	—	—	—
Exercised during the period	—	—	—	—
Forfeited during the period	—	—	—	—
Cancelled during the period	—	—	—	—
Vested during the period	(60,857)	—	—	—
Unvested awards outstanding at December 31, 2023	—	—	—	—
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
All RSUs granted under VRSUP 2019 have vested, as of December 31, 2023.
In 2023, the Group recognized expenses in connection with the VRSUP 2019 amounting to nil (2022: nil and 2021: USD 1.3 million).
Equity Programs 2020
Stock Option Program 2020
In 2020, with the approval of the annual general meeting of shareholders, Jumia Technologies AG established a new stock option plan, the SOP 2020, under which Jumia granted an individual number of stock options to beneficiaries under the terms and conditions of the SOP 2020.
Each stock option entitles the holder to receive one share in Jumia Technologies AG (or 0.5 American Depositary Shares (ADS) as 1 ADS represents 2 shares of Jumia). The option can be exercised after a waiting period of four years at a price which is determined based on the average share price of the last 60 trading days prior to the contract date of the individual grant agreements. The exercise period starts directly after the waiting period and ends two years following the expiry of the waiting period. The exercise of stock options is prohibited during defined blackout periods. Jumia may, at its sole discretion, settle each vested stock option in cash instead of issuing a share in Jumia Technologies AG.
The stock options can only be exercised, if the average annual growth rate of the Gross Merchandise Value amounts to at least 10% during the four years waiting period. If this performance target is not met, all options will lapse. For specific grants under the 2020 Plan this condition is classified under IFRS 2 as a non-market performance condition. The probability of achievement of the performance target is based on the most likely outcome derived from a Monte Carlo valuation model and it has to be reassessed at each reporting date. For all other grants this condition has been classified as a non-vesting condition. In this case, the probability of achievement has been derived from a Monte Carlo valuation model at the grant date, is reflected in the fair value and is not reassessed subsequently.
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
The awards vested during the period were subject to a non-vesting condition. The condition was not met. Therefore, the options lapsed and cannot be exercised.
In 2023, the Group recognized expenses / (reversals) in connection with the SOP 2020 amounting to USD (0.1) million (2022: USD (1.0) million and 2021: USD 1.9 million).

	Number of awards	Weighted average remaining life (years)	Weighted average exercise price (USD)	Weighted average fair value (USD)
Unvested awards outstanding at January 01, 2023	167,500	0.4	1.84	1.26
Granted during the period	—	—	—	—
Granted as a replacement during the period	—	—	—	—
Replaced during the period	—	—	—	—
Forfeited during the period	(6,667)	—	—	—
Cancelled during the period	—	—	—	—
Vested during the period	(160,833)	—	—	—
Unvested awards outstanding at December 31, 2023	—	—	—	—
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
All RSUs granted under VRSUP 2020 have vested, as of December 31, 2023.
In 2023, the Group recognized no expenses in connection with the VRSUP 2020 (2022: USD 1.1 million and 2021: USD 7.1 million).
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
The stock options are subject to vesting requirements. The awards are (i) divided in tranches of options vesting upon defined years of service and (ii) can only be exercised if a non-market performance condition, related to reaching a certain growth target of the Gross Merchandise Value during a defined period, is met. The probability of achievement of this performance target is based on the most likely outcome derived from a Monte Carlo valuation model and it has to be reassessed at each reporting date.
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
During 2022, the two beneficiaries of SOP2021 unconditionally forfeited the stock options granted to them under the program. SOP2021 and its associated conditional capital were subsequently cancelled without payment of any kind in order to allow the Company in the future to create a new virtual restricted stock unit or other equity incentive program.
In 2023, the Group recognized no expenses in connection with the SOP 2021 (2022: USD 4.2 million and 2021: USD 0.7 million).
Virtual Restricted Stock Unit Program 2021
The 2021 annual general meeting of shareholders also approved the Virtual Restricted Stock Unit Program 2021 (VRSUP 2021). Jumia granted a specific number of virtual restricted stock units (VRSUs) to beneficiaries under the terms and conditions of the VRSUP 2021.
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
The fair value per VRSU was derived based on the observable stock price of Jumia on the reporting date or on the grant date depending on the cash- or equity-settled classification. The fair value per cash-settled VRSU amounts to USD 1.77 as of December 31, 2023. The average fair value per equity-settled RSU amounts to USD 3.95 as of December 31, 2023. The average fair value per equity-settled RSU amounts to USD 1.74 for the VRSUP 2021 granted in 2023.
In 2023, the Group recognized expenses in connection with the VRSUP 2021 amounting to USD 5.2 million (2022: USD 9.8 million and 2021: USD 20.5 million).
Virtual Restricted Stock Unit Program 2023
The 2023 annual general meeting of shareholders also approved the Virtual Restricted Stock Unit Program 2023 (VRSUP 2023). Jumia granted a specific number of virtual restricted stock units (VRSUs) to beneficiaries under the terms and conditions of the VRSUP 2023.
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
Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the VRSUP 2023 either in cash or in equity. As specified above, for JSOP 2016 and others, the VSRUP 2023 was recognized as a cash-settled plan for certain beneficiaries and as an equity-settled plan for all other beneficiaries.
The vesting period and conditions may vary according to participants seniority. The awards are divided in tranches which vest upon determined years of service. Moreover, certain awards are subject to additional criteria which includes reaching certain growth target and profitability targets. These conditions are classified as non-market performance conditions.
In the event the Participant’s office term as member of the Management Board or the Participant’s service or employment relationship with the Company ends before settlement and the Participant qualifies as a “Bad Leaver”, all VRSUs will be forfeited.
If the Participant does not qualify as a “Bad Leaver”, it shall retain all VRSUs already vested and not yet settled.
The fair value per VRSU was derived based on the observable stock price of Jumia on the reporting date or on the grant date depending on the cash- or equity-settled classification.
The fair value per cash-settled VRSU amounts to USD 1.77 as of December 31, 2023.
At December 31, 2023, there are 3,451,600 unvested equity settled awards outstanding and their weighted average fair value at grant date is USD 1.74.
In 2023, the Group recognized expenses in connection with the VRSUP 2023 amounting to USD 0.1 million (2022: nil and 2021: nil).

Share-Based compensation
For all plans, the Group recognized share-based compensation expenses of USD 5.3 million for the twelve months ended December 31, 2023 (2022: USD 8.2 million and 2021: USD 34.5 million).
For certain geographies, equity awards are settled on a net basis, i.e., the group withhold shares for settlement of tax obligations plan on behalf of employees under share-based compensation plans.
During 2023, Jumia modified the classification of certain awards from equity-settled to cash-settled, driven by a change in expectations regarding the method of settlement.
At the date of modification, a liability was recognized based on the fair value of the cash-settled award on that date and to the extent to which the vesting period has expired.

18 Trade and other payables
Trade and other payables are comprised of the following:

	As of December 31,
In thousands of USD	2022	2023
Trade payables	18,193	20,780
Invoices not yet received	19,248	15,246
Accrued employee benefit costs	11,772	9,191
Share-based compensation - Cash settled payable	566	206
Trade Deposits	1,082	730
Sundry accruals	13,578	9,397
Trade and Other Payables	64,439	55,550
Current	64,230	55,425
Non-current	209	125
Terms and conditions of the above financial liabilities:
•Trade payables are non-interest bearing and are normally settled on 0-90 day terms
•Other payables are non-interest bearing and have an average term of 1-2 months
•For terms and conditions with related parties, refer to Note 31.
•For explanations on the Group’s financial risk management processes, refer to Note 33.
Sundry accruals relate principally to audit, IT, consulting and marketing.
19 Borrowings
Lease liabilities are presented in the statement of financial position as follows:

	As of December 31,
In thousands of USD	2022	2023
Current	5,138	3,718
Non-current	8,709	2,357
Total Lease liabilities	13,847	6,075
Set out below is the maturity of the lease liabilities classified as non-current:

In thousands of USD	One to five years	More than five years	Total
Lease liability future payments	2,357	—	2,357
The Group has several lease contracts that include extension and termination options. Whenever the contracts do not include a mutual agreement clause, the Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. Future cash outflows as of December 31, 2023 to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities amounts to USD 0.2 million and relates to new contracts signed in 2024 and potential renewals.

Changes in liabilities arising from financing activities

In thousands of USD	January 1, 2022	Additions and modifications	Payments	Reclassification	Effect of translation	December 31, 2022
Current lease liabilities	3,906	5,584	(8,666)	4,944	(630)	5,138
Non-current lease liabilities	8,631	6,881	—	(4,944)	(1,859)	8,709
Total liabilities from financing activities	12,537	12,465	(8,666)	—	(2,489)	13,847

In thousands of USD	January 1, 2023	Additions and modifications	Payments	Reclassification	Effect of translation	December 31, 2023
Current lease liabilities	5,138	2,783	(6,279)	2,461	(385)	3,718
Non-current lease liabilities	8,709	(2,698)	—	(2,461)	(1,193)	2,357
Total liabilities from financing activities	13,847	85	(6,279)	—	(1,578)	6,075
Additions and modifications include USD 1,074 thousand of accrued interest as of December 31, 2023 (2022: USD 1,710 thousand) as described in Note 7.
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
The expense relating to payments not included in the measurement of the lease liability is as follows:

	As of December 31,
In thousands of USD	2022	2023
Short-term leases	2,708	2,035
Variable lease payments	79	100
Total expense	2,787	2,135
At December 31, 2023 the Group was committed to short-term leases and the total commitment at that date was USD 686 thousand (2022: USD 1,107 thousand).
20 Other taxes receivable & Other taxes payable
Other taxes receivable are comprised of the following:

	For the year ended December 31,
In thousands of USD	2022	2023
Value added taxes	12,052	8,785
Other taxes receivable	283	79
Other taxes receivable	12,335	8,864
Current	6,368	4,143
Non-Current	5,967	4,721

Other taxes payable are comprised of the following:

	For the year ended December 31,
In thousands of USD	2022	2023
Value added taxes	11,841	10,106
Withholding Tax	10,412	11,840
Other taxes payable	443	1,980
Other taxes payable	22,696	23,926
Current	20,947	23,452
Non-Current	1,749	474
Value added taxes receivable comprises an average maturity of 2.7 years and value added taxes payable comprises an average maturity of 1.3 years.
21 Provisions for liabilities and other charges
Movements in provisions for liabilities and other charges are as follows:

In thousands of USD	Uncertain tax positions	Marketplace and consignment goods	Provision for other expenses	Total
Balance as of January 1, 2022	34,221	817	2,047	37,085
Additions	3,061	247	1,137	4,445
Reversals	(2,297)	(299)	(97)	(2,693)
Use of provision	(670)	—	(609)	(1,279)
Effect of translation	(445)	(102)	(223)	(770)
Balance as of December 31, 2022	33,870	663	2,255	36,788
Additions	1,640	207	2,244	4,091
Reversals	(18,627)	(200)	(198)	(19,025)
Use of provision	(1,261)	—	(894)	(2,155)
Effect of translation	(334)	(216)	(215)	(765)
Balance as of December 31, 2023	15,288	454	3,192	18,934
Current	15,288	454	2,678	18,420
Non-current	—	—	514	514
Uncertain tax positions
Uncertain tax positions includes provisions related to VAT for USD 3,253 thousand (2022: USD 9,854 thousand), provisions related to Withholding Tax (WHT) for USD 10,758 thousand (2022: USD 22,044 thousand) and provisions related to other taxes for USD 1,277 thousand (2022: USD 1,972 thousand). Provision is calculated based on the detailed review of uncertain tax positions completed by management across the group and in consideration of the probability of a liability arising, within the applicable statute of limitations. These provisions are expected to be utilized or released as a result of the regular tax audits in the Countries where the Group operates. When the technical merits of tax filings get clarified and confirmed with the tax authorities, as happened in 2023, this reduces the overall uncertainty in the Group's tax positions, resulting in a reversal of provisions.
Marketplace and consignment goods
The provision for marketplace and consignment goods relates to the lost and damaged items, which are to be reimbursed to the sellers. The provision is calculated based on the detailed review of these items, and it is expected that these costs will be incurred in the next financial year.

Provision for other expenses
Provision for other expense includes the end-of-service gratuity provision of USD 631 thousand (2022: USD 889 thousand), various litigation and penalty provisions of USD 2,561 thousand (2022: USD 1,246 thousand), and no restructuring provision was recorded in 2023 (2022: USD 120 thousand). The provisions are calculated based on our best estimate considering past experience.
22 Deferred income
Deferred income consists of USD 390 thousand (2022: USD 880 thousand) related to a depositary fee from BNY Mellon, deferred over the course of 5 years. The amount classified as non-current in the consolidated statement of financial position is nil as of December 31, 2023 (2022: USD 345 thousand). Our depositary agreement with BNY Mellon contains a compensation for each ADS issued during our primary (IPO) and secondary offerings. This compensation is accrued over the term of the agreement. Other amounts refer to contract liabilities related to payments received from end customers in advance for goods that have been ordered but are not yet delivered. As of December 31, 2023 contract liabilities amounts to USD 2,712 thousand (2022: USD 3,437 thousand). The total amount of the contract liability, as of the beginning of the period, was recognized as revenue in 2023.
23 Revenue
Revenue is comprised of the following:

	For the year ended December 31,
In thousands of USD	2021(1)	2022(1)	2023
First-party sales	65,148	81,728	86,384
Commissions	30,305	39,879	46,666
Fulfillment	32,245	26,076	18,506
Value added services	25,248	32,237	20,278
Marketing and advertising	10,057	16,940	12,392
Other revenue	4,621	6,440	2,176
Revenue	167,624	203,300	186,402
_________________________
(1)Re-presented for discontinued operations. See Note 6.
No single customer accounted for more than 5% of Group revenues for the years ended December 31, 2023, 2022 and 2021.
The breakdown of the Group’s revenue from contracts with customers by region is disclosed in the Note 2 u) Segments.
24 Fulfillment expense
Fulfillment expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2021(1)	2022(1)	2023
Fulfillment staff costs	18,747	20,062	13,293
Fulfillment centers expense	4,978	6,057	2,630
Freight and shipping expense	50,971	50,664	27,961
Fulfillment expense	74,696	76,783	43,884
_________________________
(1)Re-presented for discontinued operations. See Note 6.
Fulfillment expense decreased by 42.8% from USD 76.8 million in 2022 to USD 43.9 million in 2023. On a per Order basis, fulfillment expense decreased from $2.79 to $2.06, driven by foreign exchange effects, the reduction in the number of orders and cost reduction initiatives.

25 Sales and advertising expense
Sales and advertising expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2021(1)	2022(1)	2023
Staff costs	9,305	9,916	6,755
Advertising campaigns	62,016	54,123	12,867
Selling expenses	2,329	2,820	1,836
Sales and advertising expense	73,650	66,859	21,458
_________________________
(1)Re-presented for discontinued operations. See Note 6.
Sales and advertising expense decreased by 67.9% from USD 66.9 million in 2022 to USD 21.5 million in 2023, mostly as a result of a significant reduction in marketing expenditure in 2023 compared to 2022, as the Group brought more discipline to marketing spending.
26 Technology and content expense
Technology and content expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2021(1)	2022(1)	2023
Staff Costs	14,968	25,233	17,425
Technology license and maintenance expenses	21,729	27,178	24,103
Technology and content expense	36,697	52,411	41,528
_________________________
(1)Re-presented for discontinued operations. See Note 6.
Technology and content expense decreased by 20.8% from USD 52.4 million in 2022 to USD 41.5 million in 2023, as a result of efforts to increase the efficiency of our technology investments by rationalizing our infrastructure and software costs and our staff structure.

27 General and administrative expense and Termination benefits
General and administrative expense
General and administrative expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2021(1)	2022(1)	2023
Staff Costs	81,477	60,845	45,147
Occupancy Costs	1,725	2,500	2,099
Professional fees	18,250	11,952	11,278
Travel and entertainment	1,910	3,458	2,172
Office and related expenses	7,332	8,905	6,020
Bank fees & payment costs	646	778	650
Bad debt expense	1,267	6,211	212
Tax expense / (reversal)	11,125	11,214	(8,018)
Provisions for liabilities and other charges	209	195	1,745
Depreciation and amortization	9,587	11,464	9,806
Other general and administrative expense	5,592	4,689	3,314
General and administrative expense	139,120	122,211	74,425
_________________________
(1)Re-presented for discontinued operations. See Note 6.
Staff costs expense includes share options and stock units granted to eligible employees of USD 5,276 thousand (2022: USD 8,240 thousand and 2021: USD 34,548 thousand).
Tax expense / (reversal), refers to tax expense / (reversal) other than income tax and is comprised of the following:

	As of December 31,
In thousands of USD	2021	2022	2023
Withholding taxes	7,064	4,952	(6,398)
VAT	994	3,020	(2,999)
Other taxes	3,067	3,242	1,378
Total	11,125	11,214	(8,018)
The beneficial impact in tax expenses relates to the release of tax provisions as described in Note 21.
As of December 31, 2023 Other general and administrative expense includes USD 3,192 thousand (2022: USD 4,274 thousand and 2021: USD 4,238 thousand) for insurance premiums.
Termination benefits
As of December 31, 2022, termination benefits relate to redundancy expenses amounting to USD 3,706 thousand as a result of an announced and significant action in the fourth quarter of 2022 to streamline the Group's organization structure and reduce the Group's headcount. Regular termination benefits incurred as part of the recurring operating cycle of the business are recorded by function under Staff costs and amounted to USD 3,076 thousand as of December 31, 2023 (2022: USD 326 thousand and 2021: USD 324 thousand).

28 Finance income and finance costs
Finance income and finance costs comprise of the following:

	For the year ended December 31,
In thousands of USD	2021	2022	2023
Foreign exchange gain	22,162	10,496	1,336
Interest and similar income	258	388	1,738
Interest income from financial assets at fair value through OCI	2,344	4,064	2,788
Fair value gain on financial assets at fair value through profit or loss	—	—	237
Other income	—	305	90
Finance income	24,764	15,253	6,189
Foreign exchange loss	7,485	7,492	11,804
Interest and similar expense	1,606	1,718	2,168
Fair value loss on financial assets at fair value through profit and loss	998	7,167	13,601
Loss recognized on disposal of debt instruments held at fair value through OCI (Note 12)	—	2,290	3,908
Other charges	242	951	—
Finance costs	10,331	19,618	31,481
In 2023, financial assets measured at fair value through profit or loss included investments in securities (Note 12). These financial assets yielded a fair value gain of USD 237 thousand in 2023 (2022: nil and 2021: nil) and incurred a fair value loss of USD 13,601 thousand (2022: 7,167 thousand and 2021: 998 thousand) realized upon sale, along with transaction costs of USD 1,080 thousand (2022: nil and 2021: nil) recognized under interest and similar expense. These were fully disposed of in 2023.
Interest income from financial assets at fair value through OCI includes the interest measured and recognized according to effective interest rate method and amounts to USD 2,788 thousand (2022: 4,064 thousand and 2021: 2,344 thousand).
29 Income tax
Income tax payables and receivables are comprised of the following:

	As of December 31,
In thousands of USD	2022	2023
Income Tax Prepayments	1,792	2,000
Total Income tax receivables	1,792	2,000
Income Tax Payables	301	547
Provision for Income Tax	12,685	12,880
Total Income tax payables	12,986	13,427

The reconciliation of tax expense and the effective tax rate was as follows:

	For the year ended December 31,
In thousands of USD	2021	2022	2023
Loss before Income tax from continuing operations	(207,126)	(206,162)	(98,600)
Loss before Income tax from discontinued operations	(19,337)	(25,128)	(4,917)
Loss before income tax	(226,463)	(231,290)	(103,517)
Statutory tax rate(1)	24.02%	19.25%	27.98%
Expected income tax benefit	54,406	44,512	28,963

Tax effects of:
Sundry permanent differences	970	(1,141)	(2,547)
Effect of functional to local reporting currency in Germany	(338)	(4,948)	(3,040)
Equity Transaction costs	1,878	18	8
Share based payments	(7,520)	(1,734)	(1,506)
Tax Expenses	(1,605)	(1,438)	19
Bad debt expense	(439)	(1,180)	(1,841)
Management fees	(6,167)	(4,367)	(4,268)
Interest expense	(1,324)	(777)	(567)

Unrecognized deferred tax asset arising from timing differences relating to:
FX unrealized gain/loss	(1,575)	863	(1,407)
Share based payments	(443)	277	85
Tax Expenses	277	192	3,328
Sundry temporary differences	(308)	(101)	1,079

Minimum tax	(395)	(637)	(665)
Deferred tax not recognized (mainly tax losses carried forward)	(38,707)	(31,573)	(20,885)
Deferred tax: relating to origination and reversal of temporary differences and tax losses	848	(4,946)	2,583

Income tax expense	(442)	(6,979)	(661)
Effective tax rate	0.20%	3.02%	0.64%
_________________________
(1)The Statutory tax rate consists of an average tax rate weighted in proportion to accounting profit/(loss) in each geographical territory.
Income tax expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2021	2022	2023
Current tax (expense) / income	(1,102)	(2,033)	(3,244)
Deferred tax (expense) / income	660	(4,946)	2,583
Total Income tax (expense) / income	(442)	(6,979)	(661)

Tax losses available for offsetting against future taxable profits were as follows:

				As of December 31,
				2021	2022	2023
In thousands of USD Country	Duration	Rate		Accumulated tax loss [gross]	Accumulated tax loss [gross]	Accumulated tax loss [gross]
Germany **	Indefinite	30.2%	*	(37,933)	(27,142)	(36,125)
Morocco	4 years	31.0%		(29,580)	(37,863)	(29,780)
Egypt	5 years	22.5%		(151,823)	(100,454)	(62,390)
Nigeria	Indefinite	30.0%		(269,961)	(252,909)	(137,013)
South Africa	Indefinite	28.0%		(49,591)	(53,251)	(56,532)
Kenya	10 Years	30.0%		(87,785)	(86,933)	(74,817)
Ivory Coast	5 years	25.0%		(34,784)	(35,101)	(30,144)
Ghana	3 years	25.0%		(9,560)	(6,852)	(6,316)
Other	N/A	N/A		(67,864)	(81,040)	(71,163)
Total				(738,881)	(681,545)	(504,280)
_________________________

*	In Germany, the calculation of current tax is based on a combined tax rate of 30.2%, consisting of a corporate income tax rate of 15.8% and a trade tax rate of 14.4%.

**
Accumulated tax losses related to Trade Tax amount to USD 64,942 thousand as of December 31, 2023 (USD 53,474 thousand as of December 31, 2022 and USD 64,276 thousand as of December 31, 2021), not included in the table above.

Various tax rules may limit the use of the tax losses above.
No deferred tax asset has generally been recognized in respect of the tax losses as the latter may either be time barred at the time when they could have otherwise offset taxable profits, may be subject to limitations as to their use, or there is no tax opportunity or other evidence of recoverability within a short timeline. This general principle is subject to a few exceptions disclosed in Note 8. The previously unrecognized tax losses of prior periods used to reduce current tax expense amounts to USD 1,502 thousand.
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

The following table reflects the loss and share data used in the basic and diluted EPS calculations from continuous operations:

	For the year ended December 31,
In thousands of USD	2021	2022	2023
Numerator
Loss for the period from continuing operations	(207,568)	(213,141)	(99,261)
Less: net loss attributable to non-controlling interest from continuing operations	(40)	(37)	(23)
Loss attributable to Equity of the Company from continuing operations	(207,528)	(213,104)	(99,238)
Denominator
Weighted average number of shares for basic and diluted EPS	193,835,475	200,349,548	201,789,219

Loss per share from continuing operations - basic and diluted	(1.07)	(1.06)	(0.49)
The following table reflects the loss and share data used in the basic and diluted EPS calculations from discontinued operations:

	For the year ended December 31,
In thousands of USD	2021	2022	2023
Numerator
Loss for the period from discontinued operations	(19,337)	(25,128)	(4,917)
Loss attributable to Equity of the Company from discontinued operations	(19,337)	(25,128)	(4,917)
Denominator
Weighted average number of shares for basic and diluted EPS	193,835,475	200,349,548	201,789,219

Loss per share from discontinued operations - basic and diluted	(0.10)	(0.13)	(0.02)
The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the year ended December 31,
In thousands of USD	2021	2022	2023
Numerator
Loss for the period	(226,905)	(238,269)	(104,178)
Less: net loss attributable to non-controlling interest	(40)	(37)	(23)
Loss attributable to Equity of the Company	(226,865)	(238,232)	(104,155)
Denominator
Weighted average number of shares for basic and diluted EPS	193,835,475	200,349,548	201,789,219

Loss per share - basic and diluted	(1.17)	(1.19)	(0.52)
Potential dilutive securities that are not included in the diluted earnings per share calculations because they would be anti-dilutive are as follows:

	For the year ended December 31,
	2021	2022	2023
Share Options and Stock Units	2,070,033	1,874,830	2,017,355

31 Transactions and balances with related parties
Terms and conditions of transactions with related parties
The following is a description of related party transactions the Group has entered into since January 1, 2021, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.
Transactions with Key management
Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
In thousands of USD	2021	2022	2023
Short-term employee benefits	4,236	3,889	3,332
Other benefits	81	107	114
Share-based compensation	9,299	5,155	1,858
Total	13,616	9,151	5,304
Additional Compensation to the Former Members of the Management Board
In 2022, the former Management Board were also entitled to receive an additional compensation in the amount of USD 1.7 million, following their resignations. This was fully paid in 2023.
See Note 17 for additional information regarding the share-based compensation plans.
32 Fair Values of Financial Instruments
Financial instruments comprise of financial assets and financial liabilities. Financial assets consist of term deposits and other financial assets, cash and cash equivalents and trade and other receivables. Financial liabilities consist of borrowings and trade and other payables.
Management considers that the carrying amounts of financial assets measured at amortized cost, and financial liabilities in the financial statements approximate their fair values, due to their short term maturities.
Financial investments measured at fair value
As of December 31, 2023 other financial assets were measured using as inputs quoted prices in an active market, corresponding to the Level 1 of the fair value hierarchy of IFRS 13.
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

Market risk
Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risk relates to foreign currency risks, interest rate risk and security prices. Financial instruments affected by foreign currency risk include cash and cash equivalents, trade and other receivables and trade and other payables. The Group does not hedge its foreign currency risk. Financial instruments affected by interest rate risk and security price risk include financial assets measured at fair value.
Foreign currency risk
Currency risk is the risk that the fair value of financial assets or financial liabilities held in foreign currency or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.
Due to its international business activities, the Group is exposed to the risk of changes in foreign exchange rates in connection with trade payables and trade receivables resulting from purchase and sales transactions denominated in a different currency from the functional currency of the respective operation as well as intercompany financing. However, the Group maintains a natural hedge across most of the Group’s cash flows as the Group’s revenue streams are generated in local currencies matched by Group’s costs mostly incurred in the respective local currencies, limiting the risk of foreign currency exposure.
In respect of currency risk, management sets limits on the level of exposure by currency and in total. The positions are monitored monthly. The Group does not use derivatives as hedging instruments to limit its exposure from foreign currency risks.
Foreign currency sensitivity
As of December 31, 2023, if the EUR or USD had strengthened/weakened by +/- 5 or +/-10% against all other currencies with all other variables held constant, the hypothetical impact in the major local currencies on pre-tax equity and profit before tax would have been as follows, mainly as a result of foreign exchange gains/losses on translation of trade and other receivables, cash as well as trade and other payables denominated in EUR or USD.
The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies to which the Group is exposed (EUR, AED, XOF, KES, MAD, NGN, DZD, GHS, UGX, ZAR, EGP, TND), with all other variables held constant. The Group’s exposure to foreign currency changes for all other currencies is not material.
As a result of devaluations in the Egyptian Pound (EGP) and the Nigerian Naira (NGN) in 2024, further described in Note 35, our foreign currency sensitivity analysis reflects these changes with a 60% and 80% decrease assumed for EGP and NGN, respectively, against the USD and the EUR.
The Group assessed a possible change of +/- 5% to EUR, Algerian Dinar (DZD), West African CFA franc (XOF), Moroccan Dirham (MAD), Ugandan Shilling (UGX) and Tunisian Dinar (TND) due to valuation fluctuations in 2023 of (5.5)% to 1.7% of these currencies to the USD, a possible change of +/- 10% of South African Rand (ZAR), Kenyan Shilling (KES), Ghanaian Cedi (GHS) due to valuation fluctuations in 2023 of 7.5% to 27.1% of these currencies to the USD. The Group also assessed a possible change of +/- 5% to Algerian Dinar (DZD), Ugandan Shilling (UGX), Moroccan Dirham (MAD), UAE Dirham (AED) and Tunisian Dinar (TND) due to valuation fluctuations in 2023 of (2.5)% to 4.9% of these currencies to the EUR, a possible change of +/- 10% to Kenyan Shilling (KES), South African Rand (ZAR) and Ghanaian Cedi (GHS) due to valuation fluctuations in 2023 of 10.9% to 31.1% of these currencies to the EUR.
Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income, when designated as net investment in a foreign operation, finance income or finance costs. The impacts in the major local currencies are as follows:

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in EUR/USD
	5%	35,553	6,475
	(5)%	(35,553)	(6,475)
Change in EUR/AED
	5%	106	4
	(5)%	(106)	(4)
Change in EUR/KES
	10%	(5,386)	(4,672)
	(10)%	5,386	4,672
Change in EUR/MAD
	5%	(5,760)	(149)
	(5)%	5,760	149
Change in EUR/NGN
	80%	(166,050)	(247)
Change in EUR/DZD
	5%	(1,328)	(16)
	(5)%	1,328	16
Change in EUR/GHS
	10%	(1,997)	(18)
	(10)%	1,997	18
Change in EUR/UGX
	5%	(1,528)	(28)
	(5)%	1,528	28
Change in EUR/ZAR
	10%	(1,643)	(7)
	(10)%	1,643	7
Change in EUR/EGP
	60%	(51,213)	(32,002)
Change in EUR/TND
	5%	(651)	(22)
	(5)%	651	22

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in USD/XOF
	5%	(1,653)	(389)
	(5)%	1,653	389
Change in USD/KES
	10%	(2,114)	(1,506)
	(10)%	2,114	1,506
Change in USD/MAD
	5%	(1,664)	(153)
	(5)%	1,664	153
Change in USD/NGN
	80%	(83,807)	(13,379)
Change in USD/DZD
	5%	(818)	—
	(5)%	818	—
Change in USD/GHS
	10%	(856)	(73)
	(10)%	856	73
Change in USD/UGX
	5%	(1,041)	(72)
	(5)%	1,041	72
Change in USD/ZAR
	10%	(990)	7
	(10)%	990	(7)
Change in USD/EGP
	60%	(33,898)	(19,310)
Change in USD/TND
	5%	(850)	1
	(5)%	850	(1)
Interest rate risk
Interest rate risk is the risk that:
i.the fair value of financial assets or financial liabilities will change due to movements in the interest rate curve; and,
ii.the cash flows of financial assets or financial liabilities will change due to movements in the interest rate curve.
The Group has invested excess cash in financial instruments such as listed investment grade bonds pursuant to its cash management strategy, as discussed in Note 12. Changes in the interest rate curve will affect the fair value and/or cash flows of the listed investment grade bonds.
In respect of interest rate risk, management monitors the change in interest rates. The Group does not use derivatives as hedging instruments to limit its exposure from interest rate risks.
As of December 31, 2023, the listed investment grade bonds held by the Group are fixed-rate instruments.

Interest rate sensitivity
As of December 31, 2023, if the interest rate curves had changed by +/-50bps, with all other variables held constant, the hypothetical impact on pre-tax equity would have been as follows:

As of December 31, 2023 In thousands of USD		Effect on pre-tax equity
CITI - listed investment grade bonds
	0.5%	(496)
	(0.5)%	496
Credit risk
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, financial investments in bonds and foreign exchange transactions (the impacts of which are included in the sensitivity analysis above).
Trade receivables
As of December 31, 2023, the Group has as an allowance for uncollectible receivables of USD 5,101 thousand (2022: USD 7,536 thousand) as set out in the Note 13.
The Group evaluates this risk based on known troubled accounts and historical experience of losses incurred. The Group follows risk control procedures to assess the credit quality of the customers taking into account their financial position, past experience and other factors. The compliance with credit limits by corporate customers is regularly monitored by management.
Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk. There are no significant concentrations of credit risk, whether through exposure to Individual customers, specific industry sectors and/or regions.
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
Certain Group entities (namely, among others, Ecart Internet Services Nigeria Limited, Jade E-Services Uganda Ltd. and Ecart Services Kenya Ltd.) entered into account compensation and settlement agreements with certain international marketplace sellers. Therefore, the Group has offset associated trade receivables and payables for an amount of USD 184 thousand as of December 31, 2023. (2022: USD 152 thousand).
The Group evaluates the concentration of risk with respect to trade receivables and contract assets as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets.
Cash deposits
Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. The Group’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2022 and 2023 is the carrying amount as illustrated in cash and cash equivalents in the consolidated statement of financial position.

The expected credit losses (“ECL”) from cash and cash equivalents, are estimated by the Group as immaterial as of December 31, 2021, 2022 and 2023, due to low credit risk rating of the financial institutions.
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
Other financial assets
The Group’s maximum exposure to credit risk for other financial assets of December 31, 2023 is the respective carrying amount.
As of December 31, 2023, all of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk (stage 1 of the 3-stage model), and the loss allowance recognized during the period was therefore limited to expected credit losses for 12 months. Management considers ‘low credit risk’ for listed bonds to be an investment grade credit rating by a major rating agency. The Group considers that credit risk increases significantly if the credit rating deteriorates to a non-investment grade rating.
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
As all funding has been exclusively obtained from the shareholders and there are no external borrowings, the Group does not incur an interest rate risk in this regard.
Based on the cash flow forecast for 2024, the Group has sufficient liquidity as of December 31, 2023 for the next twelve months.
34 Commitments and contingencies
Tax contingencies
The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.
As of December 31, 2023, there are ongoing tax audits in various countries. Some of these tax inquiries have resulted in re-assessments, whilst others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigation in determining legal provisions. Final claims or court rulings may differ from management estimates. In addition, Management is required to make estimates and judgements about the ultimate outcome of other tax risks that have not led to an investigation or litigation but that, based on Management’s own assessment, may lead to potential tax claims.
As of December 31, 2023, the Group has accrued for net tax provisions (excluding Uncertainty over Income Tax payables in accordance with IFRIC 23 interpretation) in the amount of USD 15,288 thousand (2022: USD 33,870 thousand) as a result of the assessment of potential exposures due to uncertain tax positions as well as pending and resolved matters with the relevant tax authorities (Note 21). Additionally, as of December 31, 2023 Uncertainty over Income Tax payables in accordance with IFRIC 23 interpretation amounts to USD 12,880 thousand (2022: USD 12,685 thousand)
In addition to the above tax risks, in common with other international groups, the conflict between the Group’s international operating model, the jurisdictional approach of tax authorities and some domestic tax requirements in relation to withholding tax and VAT compliance and recoverability rules, could lead to a further USD 20,629 thousand in additional uncertainty on tax positions. The likelihood of future economic outflows with regard to these potential tax claims is however considered as only possible, but not probable. Accordingly, no provision for a liability has been made in these consolidated financial statements.
The Group may also be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote.
Guarantees
The Group has other commitments such as bank guarantees issued. As of December 31, 2023 The Group bank guarantees amount to USD 561 thousand (2022: USD 1,092 thousand).
Lease commitments
As disclosed in Note 19, the Group was committed to short term leases which at December 31, 2023 amounts to USD 686 thousand (2022: USD 1,107 thousand).
Other commitments
The Group has committed to allocate USD 12.5 million to a service supplier by November 2024 and 13.0 million by November 2025.
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
35 Subsequent events
Foreign Currency Considerations for the Egyptian Pound (EGP) and the Nigerian Naira (NGN):
The Central Bank of Egypt (CBE) and the Central Bank of Nigeria (CBN) set the official reference rates for foreign currency transactions in their respective countries. These rates serve as the benchmark for foreign currency translation within Egypt and Nigeria.
Both Egypt and Nigeria face significant macroeconomic challenges, further exacerbated by ongoing regional conflicts. In 2023, the Egyptian government, while seeking increased access to a support program, collaborated with the International Monetary Fund (IMF) to implement policies aimed at promoting exchange rate flexibility and enhancing economic resilience. This resulted in a devaluation of the Egyptian Pound in March 2024, as anticipated by the HSBC forecast. The EGP was allowed to float more freely on the market, aligning with IMF loan conditions. Our foreign currency sensitivity analysis for the EGP reflects this actual devaluation by incorporating a 60% decrease against the US Dollar (USD) and the Euro (EUR).
Similarly, in June 2023, Nigeria experienced a significant devaluation of the Nigerian Naira against the US Dollar and the Euro following a policy shift by the CBN. They abandoned their previous system of multiple exchange rates and allowed the NGN to trade more freely on the foreign exchange market. In February 2024, there was a further devaluation as the methodology for calculating the official exchange rate was revised, bringing it closer to the freely traded rate. Our foreign currency sensitivity analysis for the NGN incorporates a 80% devaluation against the USD and the EUR, reflecting the actual devaluation experienced in February 2024.