Form 20-F
period 2024-12-31
Jumia Technologies AG
filed 2025-03-07
CIK 1756708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
244,925,650 ordinary shares, no par value.
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

In late 2024, we decided to exit two geographies, Tunisia and South Africa. Unless otherwise indicated, data for 2024 includes contributions from Tunisia and South Africa, while data for any period or date after December 31, 2024 does not include contributions from Tunisia and South Africa.
MARKET AND INDUSTRY DATA
We obtained the industry, market and competitive position data from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, the International Monetary Fund (“IMF”), National Bureau of Statistics (NBS) of Nigeria, Central Bank of Egypt, Statista, GSMA, Internet World Stats, Brookings Institution and the United Nations. None of the independent industry publications used in this Annual Report were prepared on our behalf.
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

ii

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
Jumia operates a pan-African e-commerce platform. Our platform primarily consists of our marketplace, which connects businesses with customers, our logistics service, which enables the shipping and delivery of packages, and our payment service, JumiaPay, which, together with its network of licensed payment service providers and other partners, facilitates transactions among participants active on our platform. We primarily generate revenue from commissions, where third-party sellers pay us fees based on the goods and services they sell, and from the sale of goods where we act directly as seller. Our revenue is, however, not sufficient to cover our operating expenses. Accordingly, since we were founded in 2012, we have not been profitable on a consolidated basis. We incurred a loss for the year of $238.3 million in 2022 and a loss for the year of $104.2 million in 2023 and a loss for the year of $99.1 million in 2024. As of December 31, 2024, we had accumulated losses of $2.2 billion.
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
Since our inception, we have had negative operating cash flows and have relied on external financing. While we received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard Europe SA (“Mastercard”) and the issuance of shares to existing shareholders to protect them from dilution, net proceeds of $231.4 million from our December 2020 equity offering, net proceeds of $341.0 million from our March 2021 equity offering, and net proceeds of $94.7 million from our August 2024 equity offering, we may require additional capital to finance our operations and/or growth of our platform in the future. If we are not able to raise the required capital on economically acceptable terms, or at all, or if we fail to project and anticipate our capital needs, we may be forced to limit or scale back our operations, which may adversely affect our growth, business and market share and could ultimately lead to insolvency.
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
We operate in emerging markets in Africa. While we believe that our markets offer opportunities for an e-commerce company, they are also characterized by fragmented and largely underdeveloped logistics, delivery, and digital payment landscapes, which can differ significantly in the customer markets in which we operate. This underdeveloped infrastructure restricts and complicates the movement of people and goods, which may make our delivery service too expensive or our delivery times too long to effectively compete with offline stores, in particular outside of main urban centers. Underdeveloped infrastructure may also limit our growth prospects by obstructing access to potential customers. Lack of an established, secure and convenient cashless payment system in certain of our markets also poses significant challenges for sellers. From our experience, we believe that a large percentage of our customers either do not have a bank account or do not trust online payments, which is why cash on delivery is still a payment method used by many of our customers.
In order to overcome the challenges posed by our markets, we have had to develop significant logistics, delivery and payment infrastructures, which include, for example, the operation of warehouses and drop-off centers, the integration of third-party logistics providers, the design of our independent technology platform and the provision of unconventional payment options. These factors make our operations more complex than those of similar businesses in more developed markets and may place a higher risk on us, for example, due to a higher number of failed orders, the risk of fraud, increased regulatory risk or otherwise. The costs incurred by us to meet these challenges have, and may continue to, put a strain on our financial resources, may be unjustified in light of the benefits they bring us and may make it challenging for us to reach profitability. In particular, there is no guarantee that the markets in which we currently operate will prove to be as attractive as we currently believe them to be. The materialization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
An economic downturn, whether actual or perceived, currency volatility, a decrease in economic growth rates or an otherwise uncertain economic outlook in the countries where we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.
Currency volatility and inflation may materially adversely affect our business.
Third-party sellers and customers transact on our marketplace in local currency. The economies of a number of the African countries in which we operate are affected by high currency exchange rate volatility due to, among other things, inflation, selective tariff barriers, raw material prices, current account balances and widespread corruption and political uncertainty. In particular, inflation indicators were elevated in a number of our countries at the end of 2024, for example the consumer price index (“CPI”) year-over-year increases in December 2024 amounted to 35% in Nigeria, 24% in Egypt and 24% in Ghana, according to the National Bureau of Statistics (NBS) of Nigeria, Central Bank of Egypt and IMF data, respectively. Inflation levels are expected to remain elevated throughout 2025. Higher inflation rates are putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. Challenges on both the supply and demand fronts negatively affected the performance of our usage indicators, in 2024. In addition, the inflationary pressure and currency devaluations, including the devaluation of the Nigerian Naira in June 2023 and of both the Nigerian Naira and the Egyptian Pound in the first quarter of 2024, are further exacerbated by regional conflicts and other acts of terrorism with notable exposures in a number of African countries such as Egypt that engage in trading activities with one or more of the parties involved in a regional conflict.

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
Many of the markets in which we operate suffer from a high incidence in violent crime and terrorism, which may harm our business. Violent crime has the potential to interfere with our delivery and fulfillment operations, in particular, given the fact that a high proportion of transactions on our marketplace are settled in cash. Our warehouses may also be targets of criminal acts. Violent crime may also discourage economic activity, weaken consumer confidence, diminish consumer purchasing power or cause harm to our sellers and customers in other ways, any of which could have a material adverse effect on our business, financial position, results of operations and prospects.
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
As the e-commerce business model is relatively new in the markets in which we operate, competition for market share may intensify significantly. Current competitors, such as Amazon and noon in Egypt, and Konga in Nigeria, may seek to intensify their investments in those markets and also expand their businesses in new markets. Some of our competitors currently copy our marketing campaigns, and such competitors may undertake more far-reaching marketing events or adopt more aggressive pricing policies, all of which could adversely impact our competitive position. We also compete with a large and fragmented group of offline retailers, such as traditional brick-and-mortar retailers and market traders, in each of the markets in which we operate. In addition, new competitors may emerge, or global e-commerce companies, such as Amazon, Asos, Alibaba or Shein, which already offer shipping services to certain African countries for a selection of products, may expand across our markets, and such competitors may have greater access to financial, technological and marketing resources than we do. We also face competition from transactions taking place through other platforms, including via social media sites such as Instagram or Facebook.
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
We partner with numerous third parties. For example, more than 210 logistics providers are integrated into our logistics service and help us and our sellers deliver goods to customers. Additionally, we may enter into new strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party, any economic or business interests of the other party that are inconsistent with ours, the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results, loss of key personnel, actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws, including licensing requirements, reputational concerns regarding our partners or our leadership that may be imputed to us, bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship, and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, these relationships may not deliver the benefits that were originally anticipated.
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
We operate websites, apps and other technology systems through which we collect, maintain, transmit and store sensitive information, such as credit or debit card information, about our customers, sellers, suppliers and other third parties. We also store proprietary information and business secrets. Additionally, we employ third-party service providers that store, process and transmit such information on our behalf, in particular payment details. Furthermore, we rely on encryption and authentication technology licensed from third parties to securely transmit sensitive and confidential information. While we take steps such as the use of password policies and firewalls to protect the security, integrity and confidentiality of sensitive and confidential information, our security practices may be insufficient and third parties may access our technology systems without authorization – such as through trojans, spyware, ransomware or other malware attacks – which may result in unauthorized use or disclosure of such information. Such attacks might lead to blackmailing attempts, forcing us to pay substantial amounts to release our captured data or resulting in the unauthorized release of such data. Given that techniques used in these attacks change frequently and often are not recognized until launched against a target, it may be impossible to properly secure our technology systems. In addition, technical advances or a continued expansion and increased complexity of our technology platform could increase the likelihood of security breaches. For example, in early 2022, we experienced a cybersecurity incident in which an unauthorized third-party gained access to limited data within Jumia’s information technology systems. The incident did not impact our operations and we took remedial measures to contain it. While we continue to invest in our information technology and systems to protect the security, integrity and confidentiality of our data, there can be no assurance that a cybersecurity incident will not happen in the future.
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
We have historically experienced growth in our usage indicators, such as Annual Active Customers, Quarterly Active Customers, Orders or GMV. In 2024, some usage indicators declined and there can be no assurance that we will resume our historical growth in the future. The levels of marketing investments and promotional intensity may fluctuate over time which may negatively affect usage indicators. External effects, such as acts of war and acts of terrorism, which have caused supply and logistics challenges for our business, may also negatively affect our growth trajectory. In addition, a shift in the relative proportion of first-party sales to third-party sales may significantly and negatively affect any reported revenue growth and can cause a decline in reported revenue.
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
Even if the product is successfully delivered to the customer and delivery is verified, most of our sellers are required, either by local regulations or by our operating standards, to allow customers to return goods within a certain period of time after delivery. For example, in Egypt, which is one of our largest markets, customers have a legal right to return any product within fourteen days after delivery, without having to provide any reason. This is known as the right of withdrawal and applies as long as the product is in the same condition as when delivered. Furthermore, if our sellers offer more customer friendly return policies, the number of returns may increase, which could adversely affect our business. We also utilize an algorithm that determines, based upon a number of factors, whether a customer will receive a refund for a returned item. In some instances, the algorithm might make a refund determination before our after-sales team is able to review and process the refund. Any mistakes or errors in the algorithm could result in mistaken refunds, which in turn could result in loss of sales.
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
A number of jurisdictions where we operate have enacted legislation regulating payment service providers, money transmitters and/or electronic payments or funds transfers. In a number of these countries, the legal framework, its interpretation and/or enforcement has recently changed substantially and we are challenged to adjust our operations. If our operation of JumiaPay were found to be in violation of payment services laws or regulations or any tax or anti-money laundering regulations, or engaged in an unauthorized banking or financial business, we could be subject to liability, forced to cease doing business with residents of certain countries, or forced to change our business practices. In Ivory Coast, since the beginning of 2024, companies operating payment services as their primary activity are required to obtain a Payment Service Provider ("PSP") license and comply with specific operational standards. The relevant regulator has set a deadline of January 31, 2025, for companies to comply with these requirements. While we believe that we are not operating payment services as our primary activity, there is no assurance that the regulator agrees with our view.
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

In order to reach a diverse customer base in the e-commerce industry and to further build awareness of our brand, we have incurred, and continue to incur, substantial marketing expenses. While we continued to decrease our marketing expenses in 2024 compared to prior years, we may incur a higher level of marketing expenses in the future. We cannot guarantee that our investment in marketing will be effective in growing the usage of our platform.
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
While we have centralized several functions such as technology, finance, research and development and data teams located in Porto, Portugal, we manage most of our on-site operations on a decentralized basis. Our local managers are given significant freedom concerning day-to-day operations. This structure presents various risks, including the risk that we may be slower or less able to identify or react to problems affecting our business than we would in a more centralized environment. In addition, we may be slower to detect compliance related problems, and “company-wide” business initiatives, such as the integration of disparate information technology systems, may be more challenging and costly to implement, and their risk of failure higher, than they would be in a more centralized environment. Depending on the nature of the problem or initiative in question, such failure could have a material adverse effect on our business, financial condition, results of operations and prospects.
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
We make provisions based on management’s risk assessment at the time of finalization of the relevant financial statements. Where risks are estimated as probable, we make provisions in our financial statements. The risk assessment may change from one period to another, and additional risks may emerge. Changes in the risk assessment may lead to the recognition of additional provisions or the reversal of existing provisions, which can have a material impact on our financial results. Further, while the impact of risks that have already been provided for on our financial results is limited, the materialization of such risks may lead to substantial cash outflows, which may have a material adverse effect on our liquidity. As of December 31, 2024, we had current and non-current provisions for liabilities and other charges of $13.5 million, including tax provisions of $11.7 million.
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
Additionally, we do not have the licenses necessary to operate as a direct payment service provider in our markets other than Nigeria, Kenya and Egypt. Instead, in those jurisdictions where such licenses are required, we typically seek to offer our JumiaPay services through agreements with existing licensed banks or payment service providers. If any of these partners were to lose their license, it might prohibit them from continuing to offer services and could inhibit our operations as well. Any unfavorable interpretation or modification of applicable license requirements or any termination of a required license may significantly harm our operations in the relevant country or may require us to close down parts or all of our operations in the relevant country. For example, the new regulatory framework announced by the Central Bank of West African States in 2024, the implementation in 2021 of the Payment Systems and Services Act 2019 in Ghana and the National Payment Systems Act of 2020 implemented in Uganda introduced new licensing requirements applicable to JumiaPay and its partners in certain of our markets.
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
We import a large number of goods and services as part of our day-to-day business and such imports and exports may be subject to customs or foreign trade regulations. In addition, we rely on third parties, in particular our sellers, to make certain import, export or customs declarations and we therefore only have limited control over such declarations. Any non-compliance with customs or foreign trade regulations could lead to the imposition of fines or result in our goods being seized, in which case delivery of our goods may be delayed or fail entirely. If these laws or regulations were to change or were violated by our management, employees, sellers or other agents, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.
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
Tax authorities in various countries are currently reviewing the appropriate treatment of e-commerce activities. Recently, several countries in Africa have imposed new, or increased existing, taxes on e-commerce and mobile services. For example, from 2018 to 2021, Uganda imposed a daily tax of 200 Uganda shillings (equivalent to $0.05) on Over-the-Top (“OTT”) services including Facebook, WhatsApp and Twitter. Users who failed to make this daily payment were unable to access the designated OTT services. This OTT daily tax was repealed and replaced in 2021 by a 12% levy on mobile internet services. In addition, mobile money transfer tax applies in Uganda on money transfer fees and a 0.5% tax is charged on withdrawals. The Ivory Coast imposed a similar 7.2% tax on mobile money transfer fees as from 2019 onwards. Similarly, Kenya has been taxing mobile money transfer fees as well as internet access services for several years up to 20% until being reduced to 15% in 2023. In Ghana, an electronic transfer tax of 1.5% was introduced in 2022, before being reduced to 1% in 2023. In Algeria, a bank domiciliation tax of 5% would apply on outflow of foreign currency. It is possible that other African countries will enact new taxes on OTT services, mobile money transfers or other e-commerce and mobile services or that countries with existing e-commerce and mobile service taxes will raise their current tax rates. Existing or new e-commerce and mobile service taxes may increase the cost of mobile phone usage and data plans for customers, which may discourage mobile phone usage or slow the rate of mobile phone adoption across our markets. Additionally, taxes on mobile money transfers may increase the costs associated with and discourage the use of JumiaPay.
Moreover, due to the global nature of our e-commerce business, various countries might attempt to levy additional sales, income or other taxes relating to our activities. Such new tax regulation may subject us or our customers to additional taxes, which would increase our tax burden and may reduce the attractiveness of our online offering. For instance, in Kenya, the Tax Laws Amendment Act 2024 introduce a withholding obligation on payments made or facilitated by owners or operators of digital marketplaces or platforms in respect of digital content monetization, property or services. The withholding is 5% on payments to residents and 20% on payments to non-residents. In certain countries in which we operate, VAT rates are especially high. For example, the VAT is 20% in Morocco and 18% in Ivory Coast. In such countries, we face the risk that organizational sellers on our marketplace may attempt to transact as individual sellers in order to avoid the responsibility of collecting VAT. Sellers may also seek to structure their operations in a way that facilitates the non-payment of VAT. New taxes could also result in additional costs necessary to collect the data required to assess these taxes and to remit them to the relevant tax authorities.
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
We are also in ongoing discussions with the German authorities regarding corporate income tax treatment of services rendered by these partnerships. While we believe the position of the German tax authorities on this issue is not correct and would not be successful if challenged in court, we may be required to pay additional corporate income taxes in an upper single to very low double digit euro million amount if the tax authorities’ view were to prevail and have taken provisions accordingly. See also Note 30 to our audited consolidated financial statements included elsewhere in this Annual Report.
Taxes actually assessed in future tax audits for periods not yet covered by this last tax audit may exceed the taxes already paid by us. As a result, we may be required to make significant additional tax payments with respect to previous periods. Furthermore, the competent tax authorities could revise their original tax assessments (e.g., with respect to the recognition of invoiced value-added taxes). Any tax assessments that deviate from our expectations could lead to an increase in our tax burden. In addition, we may be required to pay interest on these additional taxes as well as late filing penalties.
Changes in the tax environment and future tax audits could have a material adverse effect on our business, financial condition, results of operations and prospects.
Certain of our cross-border business dealings may trigger unforeseen adverse tax consequences.
We are an internationally operating enterprise continuously engaged in cross-border business dealings which may trigger unforeseen adverse tax consequences in Germany and abroad, in particular with respect to transfer pricing and double taxation issues. While our business operations focus on three regions in Africa, our Company is incorporated in Germany and we manage our operations on a decentralized basis. Our technology and data team is predominantly located in Portugal and Egypt. The decentralized nature of our organization may lead to interpretative questions by tax authorities as to where we have to pay taxes on our income or assets. Any reassessment of our current status could lead to substantial tax claims and/or costly and time consuming administrative and legal proceedings.
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
•changes in or the absence of analyst coverage;
•positive or negative analyst recommendations;
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

If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

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

During the course of documenting and testing our internal control procedures in the future, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. For example, our management, including our chief executive officer and executive vice president, finance & operations, concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to the presence of a material weakness. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.
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
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025.
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
As we are a foreign private issuer and follow certain home country corporate governance practices, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
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
On April 12, 2019, our ADSs, each representing two of our ordinary shares, commenced trading on the New York Stock Exchange under the symbol “JMIA.” Concurrently with our initial public offering, Mastercard purchased from us €50.0 million of our ordinary shares in a private placement. We received $280.2 million in net proceeds from our initial public offering and corresponding private placement with Mastercard and issuance of shares to existing shareholders, after deducting underwriting commissions and discounts and the offering expenses payable by us.
In December 2020, we completed an equity offering. We received $231.4 million in net proceeds from our equity offering, after deducting underwriting commissions and discounts and the offering expenses, payable by us. In March 2021, we completed a second equity offering. We received $341.0 million in net proceeds from this second equity offering, after deducting underwriting commissions and discounts and the offering expenses, payable by us. In August 2024, we completed another equity offering. We received $94.7 million in net proceeds from this equity offering, after deducting underwriting commissions and discounts and the offering expenses, payable by us. As appropriate opportunities present themselves, we have pursued and, in the future, we intend to continue to pursue additional dispositions and other strategic growth opportunities and initiatives that we believe are strategic and will be accretive to earnings.
From 2012 to 2023, we operated a food delivery business called Jumia Food in most of our markets. Following a strategic review of our business, we determined that our food delivery business is not suitable to the current operating environment and macroeconomic conditions in our markets, and closed our food delivery business in all markets by the end of December 2023.

In late 2024, we decided to exit two geographies, Tunisia and South Africa with a view to allocating our resources to the geographies that we currently believe present the best opportunities to support our long-term growth and path to profitability. We intend to continue to invest across our nine geographies of operation, which, according to the United Nations and IMF, in 2024, collectively represent more than 625 million people and 54% of Africa’s internet users and 49% of Africa's GDP.
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
We are active in nine countries in Africa that together accounted for approximately 49% of Africa’s GDP of $2.8 trillion in 2024, according to estimates by the International Monetary Fund. Though still nascent, we believe that e-commerce in Africa is well positioned to grow.
We intend to benefit from the expected growth of e-commerce in Africa through the investments that we have made and the extensive local expertise that we have developed since our founding in 2012. Through our operations, we have developed a deep understanding of the economic, technical, geographic and cultural complexities that are unique to Africa, and which vary from country to country. We believe that our deep understanding has enabled us to create solutions that address the needs and preferences of our sellers and customers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of the success of our company. In addition, we take full advantage of the multi-channel aspects of the African market, having for example adopted a “mobile-first” approach in our product development while exploring highly-localized offline marketing channels, which allows us to expand the audience for our goods and services, increase engagement and conversion and reduce our customer acquisition costs.
On our marketplace, a large and diverse group of approximately 70 thousand sellers offer goods across a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods, to customers (i.e., consumers, retailers, distributors and other local buyers). A diverse and competitive marketplace is critical to our ability to provide a broad selection of products and deliver value to our customers who have limited disposable income. In connection with our marketplace offering, we also engage in corporate sales, where we sell physical goods to local and regional retailers, distributors and other corporate buyers. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment. We had 5.4 million Annual Active Customers as of December 31, 2024. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more customers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2024, over 85% of the items sold through our marketplace were offered by third-party sellers.
Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for customers and drop-off locations for sellers and a significant number of local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. This integrated logistics ecosystem is essential to our ability to scale operations efficiently across our markets with minimal capital expenditure requirements.
Our payment service, JumiaPay, has been designed to facilitate cashless online transactions between participants on our platform. JumiaPay encompasses a number of functionalities positioning African customers, who have traditionally relied on cash, to transact in a cash-less manner. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay also has a dedicated payment app, the JumiaPay app, through which we offer customers a number of digital lifestyle services from a broad range of third-party service providers. As of December 31, 2024, one or more JumiaPay services were available in eight markets: Algeria, Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria and Uganda . The number of JumiaPay Transactions reached 10.1 million in 2024 compared to 8.4 million in 2023. Total Payment Volume (“TPV”) reached $195.4 million in 2024, an increase of 1.7% compared to 2023. Our ongoing efforts to streamline the user experience and expand JumiaPay on delivery have driven the increase in the number of JumiaPay Transactions and TPV, positioning JumiaPay as a strong enabler of the Company’s e-commerce platform.
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
We remain committed to taking the business to profitability through disciplined execution of our strategy, focusing on fundamentals-led growth, improved cash-efficiency and strengthening the consumer value proposition. Throughout 2024, we continued to operate in a challenging macroeconomic environment, implementing strategic initiatives aimed at improving our financial foundation and operational efficiency. In late 2024, we strategically exited two countries, Tunisia and South Africa, to focus our resources on geographies that we believe present the strongest opportunities for long-term growth and profitability. While some performance metrics were impacted by these strategic decisions and market conditions, these steps were essential to build a more resilient business in our remaining nine countries of operation.

Annual Active Customers reached 5.4 million in 2024, a decrease of 5% compared to 2023. Orders reached 22.7 million in 2024, an increase of 6% compared to 2023. GMV reached $720.6 million in 2024, a decrease of 4% compared to 2023. In terms of financial indicators, our Operating loss for 2024 decreased by 10% from $73.3 million in 2023 to $66.0 million in 2024, primarily reflecting the impact of cost reductions over the period. Our Adjusted EBITDA loss for 2024 decreased by 12% from $58.2 million in 2023 to $51.3 million in 2024, driven by cost reductions. For the year 2024, our Loss before Income Tax from continuing operations remained relatively stable, reaching $97.6 million in 2024 compared to $98.6 million in 2023, negatively impacted by currency devaluations in Nigeria and Egypt.
Our Market Opportunity
Comprised of 54 countries and with a total population of 1.5 billion people, Africa is the second-largest continent in the world by land mass and population. According to the United Nations and IMF, in 2024, the nine countries in which we operate counted around 625 million people and 54% of Africa’s internet users and 49% of Africa's GDP. Internet penetration continues to grow in Africa with 54% of Africa’s internet users based in the countries in which we operate.
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

Attractive Fundamentals
Africa represents a large and growing customer market that is positioned for growth, driven by the following key macroeconomic facts and trends:

•Economic development: Despite a challenging environment, economic growth across Africa was positive in 2024. According to the IMF, Africa’s real GDP is estimated to have grown 3.0% in 2024, slower than global GDP which is estimated to be 3.2%. Africa is expected to grow by 4.2% in 2025, and averaging 4.1% for 2024 to 2029. This compares to expected global averages of 3.2% in 2025 and 3.2% for 2024 to 2029. In parallel, household spending is expected to grow at robust rates. According to the Brookings Institution, household spending in sub-Saharan Africa has grown 217% faster than the population over the past 20 years and household consumption in Africa is expected to reach 2.1 trillion by 2025 and 2.5 trillion by 2030.
•Infrastructure investments: Investments in infrastructure are a key driver of growth in Africa. According to United Nations Conference on Trade and Development, in 2023, foreign direct investments declined to $53 billion from $54 billion in 2022.
•Large, fast-growing and young population: As of 2024, Africa comprised approximately 19% of the world’s population, according to the United Nations. The United Nations projects a 68% increase in Sub-Saharan Africa's population by the year 2050. The United Nations also projects that Nigeria will become the 5th most populated country in the world by 2050, after India, China, the United States and Pakistan. The average age across the African continent was 19.2 years in 2024, more than eleven years younger than the global average of 30.6 years in 2024, according to the United Nations. We believe that this younger generation, born into an “online” world is increasingly seeking access to a wider choice of consumer goods and entertainment options as it becomes increasingly connected to, and aware of, global customer trends.
•Increasing urbanization: Urban centers play a critical role in driving economic growth. As of 2023, it is estimated that only 45% of Africans lived in urban centers, compared to 83% in North America and 53% in Asia, according to a report from United Nations Department of Economic and Social Affairs. However, Africa has the fastest urban growth in the world with approximately 60% of Africans expected to be living in urban areas by 2050, indicating an organic and migration-driven growth of over 800 million people to urban centers during that period, according to the United Nations.
Increasing Internet Penetration
Africa is rapidly becoming a “connected” market, representing a large opportunity for internet-based businesses. According to Digital 2024: Local country headlines report - Kepios, as of January 2024, Africa had an estimated 616.8 million internet users and, as of January 2024, 276.2 million Social Media user identities across the continent. 54% of internet users and 27% of Social Media user identities lived in the regions in which we operate. Some of the key factors driving this evolution are:
•Investments in mobile network infrastructure: According to GSMA, in 2023, telecommunication operators invested over $7 billion in Sub-Saharan Africa and telecommunication operators across the continent are committed to making additional significant investments in cellular network infrastructure in order to meet rising demand. GSMA estimates the total investments in capex within Sub-Saharan Africa will be $62 billion from 2023 until 2030.
•Growing mobile internet penetration: According to GSMA 2023 estimates, 4G adoption in Sub-Saharan Africa is expected to reach 50% of total connections at the end of 2030. This figure is expected to reach 44% in 2026, thereby surpassing 3G as the most widely adopted mobile network generation in Sub-Saharan Africa. 5G is gaining traction in the Sub-Sahara region as operators prioritize network modernization in preparation for its rollout. The adoption of 5G in the region is anticipated to accelerate in the latter half of the decade and expected to reach 17% by 2030 (equivalent to 250 million 5G connections). The adoption of 5G across Sub-Saharan Africa shows notable variation between countries. South Africa, Nigeria, and Kenya are expected to contribute over half of the region's 5G connections by 2030. Although the growth of 5G in the region will be steady, the majority of users will continue transitioning to 4G, which will remain the predominant technology for some time.

•Increasing smartphone adoption: While feature phones remain popular in Africa, smartphone penetration as a percentage of the total mobile connections is growing, amounting to 51% in Sub-Saharan Africa and to 84% in Northern Africa in 2023, and is expected by GSMA to increase to 81% and 90%, respectively, by 2030. By 2030, GSMA anticipates that the leading five smartphone markets in Sub-Saharan Africa will be located in Nigeria, South Africa, Ethiopia, Tanzania and Kenya

Evolving Shopping Trends from Offline to Online
As African customers become more affluent and “connected,” we believe that African customers will increasingly become aware of online shopping. Moreover, organized retail is underdeveloped across most of the continent, making the distribution of goods less efficient than in other regions in the world. Against this backdrop, we believe that e-commerce is an attractive alternative to the general lack of organized retail outlets. We believe that the expansion and success of e-commerce solutions across Africa will be driven by the following factors:
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
•Customer adoption of mobile and digital payments: Electronic payments in the form of mobile phone-based solutions, credit, debit or prepaid card or other similar methods are already an important form of payment in Africa. According to data from GSMA, Africa was home to 856 million registered mobile money accounts in 2023, 49% of mobile money accounts globally, with a transaction value of $919 billion, 66% of global mobile money transaction value. Mobile payment allows customers to participate in the formal economy while enabling electronic payment of e-commerce orders, driving higher delivery success rate vs. cash on delivery transactions, thus increasing the overall efficiency of e-commerce.
Our Value Proposition
Our Value Proposition to Sellers
•Access to a large and growing customer base: We believe that our brand has become synonymous with online and mobile shopping in our markets, and we have built a logistics service that provides sellers with access to customers across a wide delivery footprint. As a result, through our platform, local sellers can efficiently reach customers across a particular country without dealing with delivery challenges themselves, and international sellers can efficiently reach a large number of customers across most major markets in Africa. In 2024, we connected sellers with 5.4 million Annual Active Customers.
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
•Brand building & advertising: We offer our sellers and third-party advertisers access to millions of users across nine African countries with the ability to target audiences in a very granular manner. Leveraging extensive user signals data and the multiple touch points we have with customers, we offer sellers and advertisers a comprehensive range of ad solutions including sponsored product ads, sponsored display banners, CRM ad products and many more. Many sellers have successfully built their brand awareness and run successful advertising campaigns on our marketplace, embracing our platform as a way to distinguish their own brand identities and build brand awareness.

•Infrastructure & business support: Sellers rely on our platform for a range of essential support services to operate their businesses, such as content creation facilities and web-based and mobile interfaces to manage listings, orders or promotional campaigns. We have rolled out in 2024 a new seller platform ("Vendor Center"), with improved features, in order to boost seller experience.
Our Value Proposition to Customers
•Selection and value for money: With approximately 70 thousand sellers active on our platform in 2024, customers have access to goods from a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods. As part of our strategic priorities for 2024, we have focused our attention on priority categories (phones, electronics, home & living, fashion and beauty), in which we aim to offer a wide choice of assortment and attractive prices. Our marketplace includes high volume items as well as more niche, tailored and personalized goods, which we refer to as “long-tail” goods. These long-tail goods offer customers greater selection and help us increase customer loyalty. The large number of sellers on our marketplace, and the pricing transparency that is inherent to our platform, lead to competition among our sellers and attractive prices for our customers. Given the relatively low disposable income per capita for middle class consumers in our markets, we place a strong emphasis on price, or "value for money".

•Product quality and customer protection: In order to provide a quality experience, we have implemented standards that encourage our sellers to make quality their priority. Many of our sellers offer customer protection programs, such as product warranties. We have established a data-driven seller scoring program that rewards sellers who consistently offer high-quality goods and are responsive to customer needs, and we have a policy to delist sellers who violate our defined standards and rules. Our approach provides strong incentives for sellers to improve their operations.
•Secure and convenient payments: Given that many customers in Africa are new to e-commerce, reliability and security are critical in convincing customers to make purchases online. We have developed tools and processes to enable customers who prefer not to use cashless payment to pay in cash on delivery for most transactions. We have also developed our own payment solution, JumiaPay, in order to offer our customers a safe, fast and cashless payment solution, whether they shop using a desktop computer or a mobile device, and whether they wish to prepay (upon ordering) or pay on delivery. As of December 31, 2024, one or more JumiaPay services were available in eight markets: Algeria, Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria and Uganda .
•Reliable service: While our primary focus is on delivering exceptional value for money, we also address the need for convenience by emphasizing reliability. We offer simple and affordable delivery services, that are fully reliable and predictable. We have developed an integrated logistics service, Jumia Logistics, enabling us to fulfill and deliver orders even outside main urban centers in a timely and reliable manner. Through Jumia Express, we seek to provide customers with a reliable experience, as we store goods in our warehouses, seek to ensure full availability of all Jumia Express labeled goods and handle the packaging and delivery process, thus providing customers with even faster delivery and more reliable fulfillment. Real-time information on delivery status makes the delivery process transparent for customers.

•Availability beyond main urban centers: Inefficient local supply chains in cities outside the main urban centers have resulted in limited product selection and higher price points compared to major urban centers. Leveraging our broad and efficient delivery network, which relies heavily on pick-up stations, we can competitively serve customers in secondary and rural areas. This capability allows us to offer the same broad product selection available in capital cities, creating new opportunities for local shoppers while expanding market access for our sellers.
Our Strengths
We believe that the following competitive strengths have contributed to our success and position us well for future growth.

Strengths Related to Our Competitive Position
Pan-African leader. We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred digital shopping destination for customers. On our platform, we had a total of 5.4 million Annual Active Customers as of December 31, 2024.
Deep local expertise. Africa has unique economic, technical, geographic and cultural complexities that must be overcome to build a successful business. We operate exclusively in Africa and have invested significant resources to innovate and tailor our platform to reflect local market characteristics since our founding in 2012. Through our operations, we have developed a deep understanding of the needs and preferences of our sellers and the growing African middle-class, which has enabled us to develop solutions that address those needs in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate. Our ability to manage the key complexities in Africa is an advantage relative to potential international entrants, who may lack our on-the-ground capabilities and local seller and customer insights. We are also well positioned against local competitors within individual markets, who may struggle to expand their reach across multiple markets or build the capabilities necessary to support their operations at scale.
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
Leading seller platform that fuels powerful network effects. From large international brands to smaller local sellers, we are the go-to partner for e-commerce transactions in Africa. We offer sellers a wide variety of services, including integration to our platform and training on e-commerce, content production, pricing, sales and marketing services, payments, logistics and seller support. These services help our sellers market, sell and deliver goods to customers across Africa. In addition, we enable thousands of international sellers from selected non-African countries (mostly China) to list their goods on our marketplace, providing them with efficient and scalable access to African markets. The number and quality of sellers on our platform, including an increasing number of international sellers, and the breadth of their product offerings attract more customers, increasing traffic and orders, which in turn attracts even more sellers to our marketplace.
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
Diversified pan-African footprint. We operate in nine countries which provides us with macroeconomic and foreign exchange diversification benefits as we are not overly reliant on any one currency or market. In addition, our large footprint makes us a valuable partner for our sellers, especially international brands and overseas sellers, as they are able to access multiple large markets in Africa through a single platform and partner. Our diversified footprint provides us with economies of scale. For instance, we invest centrally in product development and technology and are able to deploy a unified technology backbone, processes and tools across all markets. We believe that the fundamental dynamics of supply and demand are fairly similar across our nine countries, enabling us to implement a consistent strategy across our footprint, with limited levels of customization in specific activities (such as marketing strategies).
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
Multil-channel approach in a channel-agnostic market. Value for money is the main driver for customer decisions, and, while smartphone penetration in Africa is expected to increase, a large part of our addressable market remains used to shopping offline. We have adopted a flexible approach in our product development and marketing efforts:
Our focus on "mobile first" product development and marketing channels allows us to expand the audience for our goods and services, drive up engagement and conversion and reduce our customer acquisition costs. We believe that we have developed a deep understanding of the shopping habits of mobile customers in Africa and deliver the mobile experience to our customers through three types of mobile technologies: native applications, progressive web applications and light browsers (an interface that is compatible with low data consumption browsers).
We have developed a localized playbook of highly relevant offline marketing channels, such as print and radio, and sales networks, including our "J-Force" sales consultants, to address the needs of populations with limited internet access. On the product side, we have developed our seller, logistics and marketing apps to be more user-friendly for local partners with no prior IT experience. Our ability to learn from our customers and partners and adapt to their varying levels of technical knowledge and internet fluency is a valuable asset. This adaptability allows us to extend our network effect beyond major cities and "tech savvy" customers.
Strong corporate culture. We have a diverse management team which is largely based within our operating countries and possess the necessary skills, experience and leadership qualities to effectively guide the organization towards achieving its strategic objectives. Our corporate culture is central to our success and is based on core values shared by everyone at Jumia. We believe that all our employees are leaders, that every challenge has a solution, that even big organizations need to be innovative and that diversity, meritocracy and team work are paramount to success. We invest in the career development of our employees, knowing that diversity of perspective, backgrounds and talents strengthens our business. We recognize the importance of diversity and are committed to increasing diversity within Jumia taking into account the particular environment in our local markets. As we have just been through a couple of intense years of restructuring and tough macroeconomic conditions, we believe that our strong corporate culture has been a critical asset to keep the teams together and build a stronger business.
Our Growth Strategy
In determining our strategy, we seek to balance usage growth, platform monetization and cost efficiency. The key elements of our growth strategy include:
Strengthen and expand our leadership position across our current markets. We will focus on leveraging our e-commerce platform to further increase penetration across our current markets, by enhancing customer engagement, expanding product assortment, and improving operational efficiencies. We believe the markets in which we currently operate present substantial growth opportunities. We believe that the opportunities within our existing geographic footprint provide a significant runway for future growth without requiring substantial incremental investments.

Deliver significant value to customers by offering an assortment of key products at attractive price points. We aim to strengthen our product assortment by expanding our supply through a diversified mix of sources, including established brands, local marketplace sellers and international sellers. Our strategy prioritizes key product categories (fashion, beauty, home & living, electronics and phones) that drive customer demand while also emphasizing entry-level products designed to meet the needs of customers with limited discretionary income. We believe this approach may require investment in working capital to ensure the availability of competitively priced products.
Leverage operational efficiencies to further enhance the Jumia value proposition. We are committed to further enhancing operational efficiencies across our platform to ensure cost-effectiveness for both customers and sellers. For customers, this is reflected in reduced shipping fees and transparent pricing without hidden costs. For sellers, we offer competitive commission rate to foster sustainable business growth. To achieve this, we are optimizing our cost structure to effectively serve cost-conscious customers while maintaining profitability. This includes disciplined expense management across our operations, with particular emphasis on our logistics network and customer experience functions.
Grow our customer base through upcountry expansion. Our strategy focuses on acquiring new customers by utilizing our efficient and scalable delivery model to reach underserved regions. Outside of the main urban centers in our markets, inefficiencies in traditional retail supply chains usually leave customers with very limited choice and high price points. This strategic initiative positions us to provide these customers with Jumia's broad product selection and competitive pricing, by leveraging our robust logistic capabilities and localized approach.
Increase customer adoption and repurchase rates through efficient and relevant marketing channels. To drive new customer acquisition and encourage repurchases, we plan to invest in what we believe to be the most efficient and relevant marketing channels. Given that the markets in which we operate are still predominantly offline, we believe traditional advertising methods, such as local print media, radio and sales agents provide an effective means of fostering customer adoption. Additionally, we leverage low-cost online marketing channels, including customer relationship management, to re-engage and drive usage among customers who have previously purchased through our platform. This balanced approach is designed to maximize reach and efficiency while supporting sustained customer growth and retention.
Monetize usage and assets of our platform through diversified revenue streams. We consider monetization a by-product of scale and intend to generate more revenue as we drive sales for our partners and expand our customer base beyond capital cities and primary urban centers. With respect to marketing revenues, we will focus on building strong joint business plans with our top brands and enhancing advertising inventory for our marketplace sellers through sponsored products. We will continue to improve the monetization of our Jumia Express service by charging sellers a premium to store their products in our warehouse, enabling faster delivery to customers. We also plan to monetize our JumiaPay payment processing solution by extending its services off-platform in Egypt, where we have obtained the necessary licenses. We plan to scale our logistics service offerings to third-party customers, including non-ecommerce businesses. These services have been successfully piloted at scale in the Ivory Coast for several years, leveraging our extensive and efficient distribution network, and are well-positioned for rollout across additional markets.
Increase cost efficiencies. We intend to grow usage of our platform in a cost effective, cash disciplined manner. We are seeking to drive efficiencies across the full cost structure, which will include the following measures:
•On fulfillment expense, we intend to increase our efforts on the efficiency initiatives introduced in late 2022. We aim to further improve the freight and shipping costs of deliveries by consolidating our pool of third party logistics providers and negotiating better rates. Additionally, we intend to improve efficiencies in our physical infrastructure by increasing staff productivity and reducing packaging materials usage. In 2024, we transitioned into larger, more modern warehouse facilities in several countries, enabling us to consolidate several smaller locations and achieve greater productivity. In addition, as part of our broader fulfillment strategy, we continue to consider the challenging fulfillment economics of certain product categories in our product development and overall strategic planning.
•With respect to marketing expenses, we intend to improve marketing efficiency by adopting best practices from countries with the highest efficiency ratios and focusing our spend on the marketing channels that deliver the strongest returns on investment. In particular, we will place greater emphasis on "free" channels such as Customer Relationship Management (CRM) and Search Engine Optimization (SEO). Additionally, we will focus on local marketing channels, including above-the-line education and activation initiatives, while shifting a larger share of marketing expense into local currency denominations. This strategy includes adopting a hyperlocal approach tailored to our addressable markets.

•While we plan to continue investing in our technology backbone, we intend to prioritize our development roadmap on products and features that deliver immediate benefits in terms of user experience to customers and sellers, or that enable significant simplification and efficiencies in our operations.
•With respect to general and administrative expense, we reduced staff costs by streamlining our management structure to create a leaner and more agile organization. This included relocating senior leadership and decision-making centers closer to our customers and sellers in Africa. Beyond the management restructuring, we remain focused on optimizing staffing and administrative expenses across functions and countries while improving our internal processes and IT systems.
Our Geographic Footprint
We operate in nine African countries: Algeria, Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Senegal and Uganda.
Our footprint allows us to reach 41% of Africa’s 1.5 billion population and 54% of the 616.8 million internet users on the African continent. The nine countries in our footprint account for almost 49% of Africa’s 2.8 trillion gross domestic product.
Our reach and capabilities position us as a preferred e-commerce partner in Africa for sellers, from individuals to large global brands, and as the preferred shopping destination for customers.
Our presence across Africa positions us to address the diverse needs of the continent's e-commerce environment. Our unified platform and operating model ensure consistency in core functionalities. This allows us to leverage economies of scale and best practices, while maintaining the flexibility to adapt specific elements to local requirements. We operate under the brand “Jumia”.
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
Jumia Marketplace
Our marketplace allows customers to discover, research and buy goods and services and allows sellers to establish their own online presence and efficiently manage their online operations. Our sellers are divided into local and international sellers. Local sellers, which accounted for 64% of our sellers in 2024, include key accounts such as large brands, official distributors, large manufacturers or assemblers of goods, and medium to large local retailers, as well as professional traders, shop owners, small manufacturers, and individual sellers. The remaining 36% are international sellers primarily based in Asia. These sellers are generally experienced in conducting cross-border business and are familiar with the processes of e-commerce. We also act as a seller ourselves, selling goods to customers, including consumers, retailers, distributors and other local buyers. We refer to sales to retailers, distributors and other corporate buyers as corporate sales.
On our marketplace, sellers offer goods from a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods. We also offer customers easy access to a number of digital services, such as airtime recharge, utility bills payments and many more.

The following chart shows the share of GMV and items sold by category in 2024 and 2023:
Source: Company information
(1) Other includes fast-moving consumer goods and other categories
In 2024, we focused on improving our supply in our priority product categories (phones, electronics, home & living, fashion and beauty). The successful implementation of that strategy has driven changes in our category mix. In particular, we have improved our performance in our home & living and electronics categories, driven by increased supply and the expansion products sourced from Asia.
In 2024, we had over 800 million visits. We believe that our marketplace is a starting point for many customers to discover, research and buy goods and services.
We believe that our marketplace has the most extensive and relevant online collection of goods across Africa. In 2024, over 85% of items sold on our platform were offered by third-party sellers (i.e., third-party sales). However, we also act as a seller ourselves by directly selling goods to consumers (i.e., first-party sales) and we engage in corporate sales, selling goods directly to local and regional retailers, distributors and other corporate buyers; we refer to these sales (i.e., both sales to consumers and corporate sales) as first-party sales. Sales to consumers focus on selected categories where we see unmet demand or the need to better control the customer experience. While most of our sellers are located in the countries where transactions occur, we are strategically enhancing our supply by expanding partnerships with sellers from non-African countries, particularly in Asia. Such sellers often offer goods that are not readily available in Africa or have better prices, which improves our attractiveness to African customers.
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
In addition to physical goods, we offer a broad range of digital services on the JumiaPay app to provide customers with more digital payment use cases as part of their daily lives. Customers can easily top up credits for their prepaid phone numbers or pay bills for postpaid numbers from most major mobile service providers using their JumiaPay payment app. They can also pay their utility bills such as gas, water, electricity, television subscriptions as well as school tuition. We are also offering coupons (local deals), vouchers (gaming, playstores: iTunes, Google Play), tickets (e.g. transportation, events)

and financial services (insurance, credit and savings products). We have been focused on developing our digital services in a disciplined manner and have reduced marketing investment for the most heavily promotional categories, airtime recharge in particular, to support our unit economics. As of December 31, 2024, our JumiaPay app was available in Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, and Uganda.
From 2012 to 2023, we operated a food delivery business called Jumia Food in most of our markets. Following a strategic review of our business, we determined that our food delivery business is not suitable to the current operating environment and macroeconomic conditions in our markets, and closed our food delivery business in all markets by the end of December 2023.
In late 2024, we strategically exited two countries, Tunisia and South Africa, to focus our resources on geographies that we currently believe present the strongest opportunities to drive long-term growth and achieve profitability. We intend to continue investing in our nine countries of operation, according to the United Nations and IMF, in 2024, representing over 625 million people and 54% of Africa’s internet users and 49% of Africa's GDP.
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
Jumia Logistics covers all stages of the fulfillment chain, including warehousing, inbound deliveries, picking and packing, last-mile and payment, tracking and return handling. Our warehouse infrastructure is based on a standardized model and software technology, operated and executed on a local level, and specifically tailored to e-commerce needs. It is designed to increase mid-mile efficiency and reduce lead times in fulfillment processes. As of December 31, 2024, Jumia Logistics platform consisted of over 210 logistics partners, over 120,000 sqm of warehousing space, almost 250 drop-off stations for sellers and almost 1,550 pick-up stations for customers. All of our warehouse space is leased from third parties. We control the vast majority of inbound deliveries, whether they are made by sellers at our drop-off stations, picked-up from seller facilities, or picked and packed orders on behalf of sellers who use our storage service. Our tracking solution provides full visibility over the package journey. As part of our full-service fulfillment and express delivery infrastructure, we also control the collection and processing of returned merchandise for our sellers. For international sellers, we provide additional support concerning the import/export process.
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
We secured payment service licenses in Egypt through the National Bank of Egypt in 2021, in Nigeria in 2022, and in Kenya in 2023, allowing us to offer payment processing services on our platform in these countries.
Payment and Digital Services
Our payment service, JumiaPay, together with its network of licensed payment service providers and other partners, enables sellers and customers to transact using a variety of payment methods for transactions conducted on our marketplace. As of December 31, 2024, JumiaPay was available in eight markets: Algeria, Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, and Uganda..
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
To drive customer engagement and to benefit from the increasing share of mobile internet penetration, we developed our JumiaPay app, which allows customers to access a broad range of digital services offered by third-party providers (e.g., airtime recharge, utility payments, financial services). We designed our app to offer an easy and efficient mobile-only user experience, with innovative features to optimize customer experience, drive higher conversion and encourage repeat transactions. To use the app, customers may use their existing Jumia account, which they can link to an underlying payment method of their preference, including a credit or debit card, bank account or third-party e-wallet. The JumiaPay app is currently available in seven countries: Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria and Uganda .
TPV reached $195.4 million in 2024, an increase of 1.7% compared to 2023. On-platform use of JumiaPay as a percentage of GMV increased from 25.6% in 2023 to 27.1% in 2024. The number of JumiaPay Transactions reached 10.1 million in 2024 compared to 8.4 million in 2023. JumiaPay Transactions as a percentage of orders increased to 44.6% in 2024, compared to 39.5% in 2023. Our ongoing efforts to streamline the user experience and expand JumiaPay on delivery have driven the increase in the number of JumiaPay Transactions and TPV, positioning JumiaPay as a strong enabler of the Company’s e-commerce platform.
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

To manage and further drive seller engagement following successful registration on our platform, we have developed a number of tools that are offered through a self-managed and scalable platform. For example, to build their online reputation and brand image, sellers can refer to a “seller score,” which is a data-driven scoring of the seller’s performance. Based on certain performance indicators, such as tenure, seller score, revenue and key performance indicators at product level (visibility, add to cart rate, number of items sold), we rank our sellers and their products which impacts their visibility in the search algorithms. Furthermore, we have implemented a fully automated operational performance system designed to drive our sellers’ operational performance and improve customer experience. Based on seller performance, we set certain limits on order volumes and implement financial penalties in case of cancellations, product quality or return issues. Finally, our sellers can benefit from our commercial planning tool, which is easily accessible through the sellers’ interface. This tool allows them to participate in and manage promotional and commercial events, such as Jumia Anniversary or Jumia Black Fridays. Finally, sellers can participate in Jumia’s Sponsored Ads program to boost their products’ visibility and sales.
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
•Customer relationship management: Our CRM activities serve as a free engine for re-engagement of our visitors and customers through all type of notifications (e.g., app notifications, SMS, emails). Our artificial intelligence-powered CRM growth tool is a core lever of our marketing efforts allowing us to target our audiences in a more granular manner and push personalized content leveraging data which helps us to both reduce opt-outs and drive usage uplift.
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
Our Support
Our Seller Support
We have developed strong seller support processes to help our sellers manage their operations, further grow their businesses and deepen their level of engagement with us. We take the seller experience beyond the traditional “business only” approach by thinking of, and treating, our sellers as partners. Benefiting from our locally deployed teams with deep knowledge of market characteristics, we offer our sellers fast and localized operational and technological assistance. For example, our seller support teams provide sellers with personalized assistance and answer questions relating to operations, category management, inventory management and pricing. In addition to dedicated Key Account Managers for nominated strategic partners, we have enhanced our support to sellers, by offering an omnichannel support system, offering claim forms and real-time messaging channels to reach out to our dedicated support service teams. We also have an online training platform called “Vendor Hub” in each country that supports seller growth while helping new sellers thrive on our platform.
Our Customer Support
In line with our focus on providing a superior customer experience, we consider customer support to be a key element of our operations. Our dedicated customer service teams focus on serving customers on our marketplace through telephone hotlines, live chat and social media channels. To provide such services, we operate a multilingual omnichannel customer service center supporting the languages spoken in our markets. In addition, we have enhanced our live chat channel with a Chatbot designed to automate a substantial portion of customer interactions, enabling faster and more efficient support. In order to ensure consistent and high quality customer service, all of our customer service centers operate based on standardized principles, software and processes. By focusing on the high quality of our customer service, we seek to ensure a frictionless customer journey and an enhanced customer experience at each touch point, from product search, checkout, to delivery and after sales support.
Technology and Data
We believe that we have the most advanced and sophisticated e-commerce platform in the markets in which we operate. Our platform is operated by more than 250 technology professionals, providing us with significant innovative potential as we continually seek to expand and optimize our technology and infrastructure. Our technology experts are predominantly located in our global technology centers in Porto, Portugal, and in Cairo, Egypt. Portugal is well located to serve Africa in terms of time zones and travel options, is part of the European Union, which allows us to recruit talent on a European level and provides a favorable cost of living environment. Our technology center in Egypt allows us to tap into the growing technology talent pool in Egypt and supports all business areas and countries.
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

As mobile traffic accounted for the majority of our overall platform traffic in 2024, our front-end development focuses primarily on features that improve user experience on mobile devices. We specifically optimize our mobile applications for size, in order to make them easier for customers to download or to upgrade. We also invest significant resources in optimizing the performance of our mobile applications to help customers save time and optimize the use of mobile data while browsing our mobile applications.
We analyze seller and customer behavior, and we tailor the design and the content of our mobile applications, mobile-optimized websites and traditional websites to ensure that they stay relevant to customers. We prioritize all new developments and new features based on local insights that we are able to gather with our local teams.

We make significant investments in our innovation and research and development activities. For example, we currently focus on machine learning and artificial intelligence, Kubernetes and spot instances (e.g., enhanced elasticity and resilience of infrastructure, cost efficiency) applied to both our application and data-lake infrastructure. Those investments typically contribute to improved user experience of our platforms, higher conversion rates as well as improved cost efficiency. In 2025, we intend to keep the focus on investments into information technology and systems to protect the security, integrity and confidentiality of our data.
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
Our offline competitors vary from market to market but typically include traditional brick-and-mortar retailers such as local or regional retail chains and informal, local stores. Our main online competitors include Amazon and noon in Egypt, Konga in Nigeria, Kilimall in Kenya and Marjane Mall in Morocco. Several global websites, such as Amazon, Asos, AliExpress (part of Alibaba group), Temu and Shein also offer shipping services to certain African countries for a selection of products.
Employees and Culture
Our employees are based in sixteen countries, and 36.8% of our employees were female and 63.2% were male as of December 31, 2024. Our corporate culture is anchored in our entrepreneurial and collegial roots, and our employees are deeply committed to our success.
We seek to promote the following core values to drive the action of our employees every day:
•We are a group of leaders committed to winning the digital landscape in Africa.
•We achieve impact by thinking faster and executing better than any other business.

•We grow people who build businesses.
We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. While our employees across the eight countries in which we operate are not represented by any collective bargaining agreement or labor union, other than standard and non-binding personnel representations, a small portion of employees working in our warehouse operations in Morocco have been represented by a labor union since May 2024. Furthermore, we are committed to establishing and developing our workforce through succession planning, internal development and targeted external recruiting.
Intellectual Property
Our intellectual property, including copyrights and trademarks, is important to our business. We have registered trademarks in most relevant jurisdictions for “Jumia”. Our intellectual property portfolio includes numerous domain names for websites that we use in our business.
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
As of the date of this Annual Report, we do not own any real estate property. The following table provides an overview of our material leased real estate property:

Location	Approximate size of total area	Primary use
	(in square meters)
Land 21692, Nairobi, Kenya	9,300	Warehouse
Plot 1 Block B, Isolo Industrial Scheme Oshodi Apapa Expressway, Isolo Lagos, Nigeria	18,200	Warehouse
Rua Ricardo Severo, No. 3 - 1st Floor, 4050-515 Porto, Portugal	900	Office
Plot M232, Ntinda-Nakawa Industrial area, Uganda	6,700	Warehouse
East Cairo Logistics Park Suez Rd, El Shorouk, Cairo Governorate 4751103, Egypt	46,300	Warehouse
Gounioubé; PK24 Entrepôt COTIPLAST -Yopougon Zone Industrielle 9WGC+XRG, Abidjan, Côte d’Ivoire	36,400	Warehouse
Agility Logistics Parks - Tema Freezones Enclave - Heavy Industrial Area, Tema, Ghana	5,900	Warehouse
Zone industrielle Rmel Lahlal, Bouskoura, Province Nouaceur, Maroc	4,400	Warehouse
Dépôt jumia Thiaroye Thiaroye N1, Senegal	6,000	Warehouse
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
Data Protection
Following the introduction of comprehensive data protection legislation in Senegal in 2008, in Morocco in 2009, in Ghana in 2012, in Ivory Coast in 2013, in Algeria in 2018, in Nigeria, Kenya and Uganda in 2019, and in Egypt in 2020, all countries in which we operate have personal data protection laws, although the regulatory authorities responsible for implementation of data protection legislation are not yet fully resourced in some of our countries of operation but with ongoing efforts to build their full operational capacity. We are furthermore subject to the EU General Data Protection Regulation which came into force in May 2018 and has extra territorial effect in respect of data collected from individuals situated in the European Union.
The applicable data protection laws regulate the collection, storage, transfer, disclosure and other use of personal data.The data protection laws in our countries of operations allow the transfer of personal data abroad, but under certain conditions. For example, the destination country shall ensure an equivalent or appropriate level of protection and implement the appropriate contractual safeguards. In some cases, the regulatory authority may require an authorization for transfer of personal data outside the jurisdiction.
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
Consumer Protection
We are subject to several laws and regulations designed to protect consumer rights. These consumer protection laws typically set out basic consumer rights, which often include the right to obtain clear and accurate information about products and services offered on the consumer market, and the right to obtain clear and accurate terms and conditions of the sale of goods. In Morocco consumer protection legislation grants customers the right to return products within seven days after delivery, and in Egypt we are required to allow returns within fourteen days after delivery, if customers change their mind, known as the right of withdrawal,
In 2020, the Standards Organisation of Nigeria ("SON") published draft E-Commerce Guidelines for consultation, which includes proposals for extensive product warranties in respect of products sold online. Other countries in which we operate, including Egypt and Kenya, have announced initiatives to evaluate e-commerce regulation or are in the early stages of preparing draft legislation to expand e-commerce regulations.
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
Shipping Services
Logistics and transportation services are regulated and operators, including our 3PL partners, are generally required to secure licenses in our countries of operation. In some of the countries in which we operate the national postal service has monopoly rights. For example, in Morocco, the postal service has monopoly rights for the distribution of letters and parcels weighing no more than one kilogram, limiting our options concerning last-mile delivery.
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
For a discussion of the year ended December 31, 2023 compared to December 31, 2022, refer to the section contained in our Annual Report on Form 20-F for the year ended December 31, 2023, “Item 5: Operating and financial review and prospects.”
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
On our marketplace, a large and diverse group of approximately 70 thousand sellers offer goods across a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods, to customers (i.e., consumers, retailers, distributors and other local buyers). A diverse and competitive marketplace is critical to our ability to provide a broad selection of products and deliver value to our customers who have limited disposable income. In connection with our marketplace offering, we also engage in corporate sales, where we sell physical goods to local and regional retailers, distributors and other corporate buyers. On our JumiaPay app, we offer a number of digital lifestyle services including utility bills payment, airtime recharge, gaming and entertainment. We had 5.4 million Annual Active Customers as of December 31, 2024. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more customers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2024, over 85% of the items sold through our marketplace were offered by third-party sellers.
Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for customers and drop-off locations for sellers and a significant number of local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. This integrated logistics ecosystem is essential to our ability to scale operations efficiently across our markets with minimal capital expenditure requirements.
Our payment service, JumiaPay, has been designed to facilitate cashless online transactions between participants on our platform. JumiaPay encompasses a number of functionalities positioning African customers, who have traditionally relied on cash, to transact in a cash-less manner. JumiaPay, with its network of licensed payment service providers and other partners, provides digital payment processing on our platform allowing for a fast and secure payment experience at checkout. JumiaPay also has a dedicated payment app, the JumiaPay app, through which we offer customers a number of digital lifestyle services from a broad range of third-party service providers. As of December 31, 2024, one or more JumiaPay services were available in eight markets: Algeria, Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria and Uganda . The number of JumiaPay Transactions reached 10.1 million in 2024 compared to 8.4 million in 2023. Total Payment Volume (“TPV”) reached $195.4 million in 2024, an increase of 1.7% compared to 2023. Our ongoing efforts to streamline the user experience and expand JumiaPay on delivery have driven the increase in the number of JumiaPay Transactions and TPV, positioning JumiaPay as a strong enabler of the Company’s e-commerce platform.
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

We remain committed to taking the business to profitability through disciplined execution of our strategy, focusing on fundamentals-led growth, improved cash-efficiency and strengthening the consumer value proposition. Throughout 2024, we continued to operate in a challenging macroeconomic environment, implementing strategic initiatives aimed at improving our financial foundation and operational efficiency. In late 2024, we strategically exited two countries, Tunisia and South Africa, to focus our resources on geographies that we believe present the strongest opportunities for long-term growth and profitability. While some performance metrics were impacted by these strategic decisions and market conditions, these steps were essential to build a more resilient business in our remaining nine countries of operation.

Annual Active Customers reached 5.4 million in 2024, a decrease of 5% compared to 2023. Orders reached 22.7 million in 2024, an increase of 6% compared to 2023. GMV reached $720.6 million in 2024, a decrease of 4% compared to 2023. In terms of financial indicators, our Operating loss for 2024 decreased by 10% from $73.3 million in 2023 to $66.0 million in 2024, primarily reflecting the impact of cost reductions over the period. Our Adjusted EBITDA loss for 2024 decreased by 12% from $58.2 million in 2023 to $51.3 million in 2024, driven by cost reductions. For the year 2024, our Loss before Income Tax from continuing operations remained relatively stable, reaching $97.6 million in 2024 compared to $98.6 million in 2023, negatively impacted by currency devaluations in Nigeria and Egypt.
Our Revenue Model
We distinguish between marketplace revenue and first-party sales. Marketplace revenue is generated from sales of third-party sellers and from services provided via our platform. First-party sales are generated from sales where we act directly as the seller. Within our marketplace revenue, we distinguish the following revenue streams:

•Third-party sales, which are related to the sellers’ ability to sell goods directly to customers through our platform. Our performance obligation with respect to these transactions is to arrange for the sale of goods provided by sellers and deliver them to the customers on behalf of the sellers. We charge a commission to third-party sellers based on the value of the goods and services they sell to customers (i.e., consumers, retailers, distributors and other local buyers) via our marketplace, net of cancellations and returns. Usually, these fees are a percentage of the value of the transaction. The percentage varies by goods or service category and region. Additionally, we charge logistics and delivery fees to our customers and sellers, which are necessary for the consumer to benefit from the goods.
•Marketing & advertising, which corresponds to the revenue generated from the sale of a diversified range of ad solutions to sellers and advertisers.
•Value-added services, which includes revenue from services charged to our sellers, such as warehousing services of products ahead of shipment.
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
Non-platform revenue mainly includes revenue generated from our logistics-as-a-service offering where third-party businesses access the Jumia Logistics platform for their fulfillment needs.

The following table shows a breakdown of our revenue for the years ended December 31, 2022, 2023 and 2024 by source:

	For the year ended December 31,
	2022(1)	2023(1)	2024
	(in USD millions)
Marketplace revenue(2)	115.1	97.8	89.4
Third-party sales	91.9	81.6	78.8
Marketing and advertising	16.9	12.4	7.7
Value-added services	6.3	3.9	2.9
First-party sales	81.7	86.4	76.5
Platform revenue(3)	196.9	184.2	165.9
Non-platform revenue(4)	6.4	2.2	1.6
Total revenue	203.3	186.4	167.5
Cost of revenue	(85.1)	(79.3)	(68.0)
Gross profit	118.2	107.1	99.5
_________________________
(1) Third-party sales and Value-added services for 2022 and 2023 have been reclassified to reflect the impact of an accounting policy change reclassifying all third-party sales presented as "Commissions", "Fulfillment" and "Value-added services" in prior periods to "Third-party sales" starting from 2024 as shown in Note 7 to our audited consolidated financial statements.
(2) Marketplace revenue is the sum of third-party sales, marketing and advertising and value-added services.
(3) Platform revenue is the sum of marketplace revenue and first-party sales.
(4) Non-platform revenue corresponds to other revenue shown in Note 24 to our audited consolidated financial statements.
Our primary sources of revenue are first-party sales and third-party sales.
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
Key Performance Indicators
The following table sets forth our key performance indicators for the years ended December 31, 2022, 2023 and 2024.

	For the year ended December 31,
	2022	2023	2024
	(in millions)
Annual Active Customers	7.3	5.7	5.4
Orders	27.5	21.3	22.7
Orders adjusted for perimeter effects(1)	26.4	20.6	22.3
GMV	$932.5	$749.8	$720.6
GMV adjusted for perimeter effects(1)	$875.6	$716.0	$703.7
TPV	$256.2	$192.2	$195.4
JumiaPay Transactions	9.7	8.4	10.1
Adjusted EBITDA	$(182.1)	$(58.2)	$(51.3)

_________________________
(1)Adjustments for perimeter effects relate to the exit from Tunisia and South Africa as further described under Item 4. "Information on the Company—A. History and Development of the Company—Corporate History and Recent Transactions."
The following definitions explain our operational key performance indicators and non-IFRS financial measures that we use to evaluate our business performance:
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
GMV (Gross Merchandise Value) corresponds to the total value of orders for products and services, including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
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
Adjusted EBITDA corresponds to loss for the period from continuing operations, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and share-based compensation expense.
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
•Adjusted EBITDA does not reflect our share-based compensation, income tax expense (benefit) or the amounts necessary to pay our taxes.
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
The following table provides a reconciliation of loss for the year from continuing operations to Adjusted EBITDA for the periods indicated:

	For the year ended December 31,
(in USD millions)	2022	2023	2024
Loss for the year from continuous operations	(213.1)	(99.3)	(99.1)
Income tax expense	7.0	0.7	1.5
Net Finance costs / (income)	4.4	25.3	31.6
Depreciation and amortization	11.5	9.8	8.2
Share-based compensation	8.2	5.3	6.5
Adjusted EBITDA(1)	(182.1)	(58.2)	(51.3)
_________________________
(1)Unaudited
The following table provides a reconciliation of loss for the year from continuing operations to Adjusted EBITDA for each fiscal quarter for the periods indicated.

	2023(1)				2024(1)
(in USD millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Loss for the year from continuous operations	(29.3)	(30.7)	(22.7)	(16.6)	(40.7)	(22.0)	(16.9)	(19.5)
Income tax expense	0.1	(0.2)	1.3	(0.6)	1.0	(0.5)	(0.9)	1.9
Net Finance costs / (income)	0.8	8.8	3.0	12.7	31.3	2.3	(2.3)	0.3
Depreciation and amortization	2.8	2.6	2.2	2.1	1.9	2.3	1.8	2.2
Share-based compensation	0.9	1.3	1.3	1.7	2.2	1.7	1.3	1.4
Adjusted EBITDA(2)	(24.7)	(18.2)	(14.8)	(0.6)	(4.3)	(16.3)	(17.0)	(13.7)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)Unaudited.
Factors Affecting our Financial Condition and Results of Operation
Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Financial Strategy
Our management board of Jumia, appointed in November 2022, has a clear mandate of accelerating the progress of Jumia towards profitability. As part of that, we have developed a strategy that includes a number of levers that have important financial implications:
•Enhanced business focus: We are working on increasing our business focus by allocating capital and resources to core areas where we see attractive returns on investments and clear ecosystem benefits. For example, following a strategic review of our food delivery business called Jumia Food, we determined that our food delivery business was not suitable to the then-current operating environment and macroeconomic conditions in our markets, and closed our food delivery business in all markets by the end of December 2023. In late 2024, we strategically exited two countries, Tunisia and South Africa, to focus our resources on geographies that we believe present the strongest opportunities to drive long-term growth and achieve profitability. We intend to continue investing in our remaining nine countries of operation, according to the United Nations and IMF, in 2024, representing over 625 million people and 54% of Africa’s internet users and 49% of Africa's GDP.
•Stronger cost discipline: We are taking decisive action on the cost front to drive efficiencies across the full cost structure.
◦Since the fourth quarter of 2022 extending through 2023, we have streamlined our organizational structure, creating leaner, more effective teams, fully committed to the execution of our strategy. In 2024, we decreased our headcount by 752 vs. 2023 and 2,155 vs 2022, which corresponded to a 26% headcount reduction and a 50% headcount reduction, respectively . As part of our organizational changes, we have meaningfully reduced the size of our team in Dubai and relocated some team members to our African offices, closer to our consumers, sellers and operations.
◦We have also been focused on driving marketing efficiencies to significantly reduce our Sales & Advertising expense. As part of that, we are reducing the resources allocated to our paid online marketing investments, while focusing our efforts on the most efficient online channels such as CRM and SEO. We are also allocating a higher share of investment to local offline channels that help us build brand awareness and consideration in a cost-effective manner.
▪Fundamentals-led approach to growth: We seek to enhance the fundamentals of our platform to drive sustainable usage growth. Until 2022, usage growth was primarily fueled by higher promotional intensity and marketing spend leading to a deterioration of unit economics in phases of growth acceleration. Following the change in strategy, our management board is focused on enhancing our core value proposition for customers to drive usage growth. Our primary growth drivers include (1) strengthening supply and improving pricing, (2) expanding our delivery reach to new cities, including those far from major urban centers, and (3) adopting a much more innovative and efficient approach to marketing spend.
Number of sellers and goods and services offered by those sellers
The success of our marketplace, which is central to our business model, is driven by the breadth and quality of the goods and services offered, which depend largely on the number and quality of sellers on our marketplace as well as their ability to increase the range of goods and services they offer to our customers. The number of sellers who received an order on our marketplace within the 12-month period preceding the relevant date, irrespective of cancellations or returns, was approximately 70 thousand as of December 31, 2024. The number of sellers offering similar goods on our marketplace is a key driver of price attractiveness and quality of service, as they compete for market share on our marketplace. Competition between sellers is also essential to our monetization, as it increases the appetite for sellers to use our services that are geared toward enhancing the sellers’ visibility or their quality of service.
While most of our sellers operate locally, within one of our nine markets, we have grown a pool of cross-border sellers, mostly from China. These sellers enable us to tap more effectively supply from manufacturing countries, and fill assortment gaps in our markets.
While we experienced supply challenges on our platform in 2023 and in early 2024, following the depreciation of local currencies against the US Dollar mainly in Nigeria and Egypt, the situation improved in the second half of 2024.

A key focus of our management board is to further strengthen supply on our platform, building stronger relationships with key brands and local distributors across our priority categories, which are phones, electronics, home & living, fashion and beauty.
Growth and engagement of our Annual Active Customers
The acquisition, engagement and retention of users on our platform is a key driver of our financial performance. As of December 31, 2024, Annual Active Customers reached 5.4 million compared to 5.7 million as of December 31, 2023. This decline reflects our strategic shift toward categories with more favorable unit economics, reduced reliance on less profitable high-usage categories like fast-moving consumer goods, and lower spending on customer incentives and promotions.
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
Payment method and failed delivery rate
The ability for customers to pay on delivery,via cash or digital payment, is an important feature of our platform, in particular for new customers who are transacting online for the first time. In case of payment on delivery, the customer needs to be present at the time of the delivery to pay for the order. While we are constantly improving our operations to make delivery schedules more predictable, some customers are not present at the time of the delivery attempt (for door delivery), or do not come and pick up their packages in pick-up stations, which means that payment on delivery results in a significantly higher portion of failed deliveries than other delivery options. In 2024, failed deliveries represented 24% of the gross orders in Cash on delivery. These failed deliveries are driving higher fulfillment costs, higher costs of operations for our sellers and lower monetization for us as we are not able to collect commissions for such returns. In comparison, orders that are “pre-paid” electronically tend to drive much higher delivery success rates than payment on delivery, driving better monetization for us and, ultimately, lower fulfillment costs and less operational complexities.
The Cancellations, Failed Deliveries, and Returns ("CFDR") rate as a percentage of GMV decreased from 25% in 2023 to 22% in 2024. The CFDR rate as a percentage of Orders increased from 20% in 2023 to 23% in 2024. We are actively working to minimize CFDR through improved communication to customers and operational efficiency.
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
As part of our strategy, we are building an ecosystem of delivery partners, mostly local entrepreneurs, who carry our deliveries. We enable them with our proprietary systems, and provide reliable volumes for them to grow their business. We have thus built an ecosystem of local partners, who enable Jumia to expand operations with low capital expenditure, efficient costs and adaptability to local market conditions. We view this network as a significant asset for Jumia.
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
Seasonality
Our business is seasonal and, consequently, our results tend to fluctuate from quarter to quarter. For example, we consider the fourth quarter, which includes Black Friday and in many countries the year-end holidays, as especially important for generating revenue. Certain special events, including Ramadan, elections or Jumia Anniversary, can result in peak or low demand for our products. In addition, increased inventory in preparation for special events such as Black Friday can have significant impacts on working capital, cash flow, stock losses and write-downs.

The following tables show the development of our quarterly GMV, orders, revenue and gross profit for each quarter in 2022, 2023 and 2024:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in USD millions)
2022(1)
GMV(2)	225.1	242.9	212.1	252.4
GMV adjusted for perimeter effects(2)(3)	209.9	226.6	200.4	238.8
Orders(2)	6.6	7.4	6.6	6.9
Orders adjusted for perimeter effects(2)(3)	6.3	7.1	6.3	6.6
Revenue	44.6	53.3	44.8	60.6
Gross profit	24.9	27.3	28.7	37.3
2023(1)
GMV(2)	173.2	179.2	164.1	233.3
GMV adjusted for perimeter effects(2)(3)	165.1	169.8	156.1	224.9
Orders(2)	4.5	4.5	5.7	6.6
Orders adjusted for perimeter effects(2)(3)	4.3	4.3	5.5	6.5
Revenue	41.2	44.0	41.7	59.4
Gross profit	24.9	22.9	22.2	37.1
2024(1)
GMV(2)	181.5	170.1	162.9	206.1
GMV adjusted for perimeter effects(2)(3)	176.2	164.7	158.2	204.5
Orders(2)	4.6	4.8	5.9	7.4
Orders adjusted for perimeter effects(2)(3)	4.5	4.7	5.8	7.3
Revenue	48.9	36.5	36.4	45.7
Gross profit	31.2	21.6	22.9	23.9
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)Key performance indicators as defined in Item 5. "Operating and Financial Review and Prospects—Key Performance Indicators."
(3)Adjustments for perimeter effects relate to the exit from Tunisia and South Africa as further described under Item 4. “Information on the Company—A. History and Development of the Company—Corporate History and Recent Transactions.”
We believe that our business will continue to show seasonal patterns in the future. For further information on our quarterly performance, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Comparison of Fiscal Years Ended December 31, 2023 and December 31, 2024—Consolidated Statement of Operations—Quarterly Data.”
Macroeconomic condition and political environment
Following the exit from Tunisia and South Africa in late 2024, our customers are primarily located in nine countries. Our results of operations and financial condition are significantly influenced by political and economic developments in these countries and the effect that these factors may have on demand for goods and services. The high inflationary and interest rate environment as well as fluctuations in oil and commodity prices may in the short to medium term pose significant macroeconomic challenges. We look at the macroeconomic environment based on a number of factors, which include inflation indicators, consumer confidence index, business confidence index, GDP growth, currency exchange rates, and access to capital and foreign exchange. In particular, inflation indicators were elevated in a number of our countries in 2024, for example the consumer price index (“CPI”) year-over-year increases in December 2024 amounted to 35% in Nigeria, 24% in Egypt and 24% in Ghana, according to the National Bureau of Statistics (NBS) of Nigeria, Central Bank of Egypt and IMF data, respectively. Inflationary pressure and currency devaluations are further exacerbated by regional conflicts with notable exposures in a number of African countries such as Egypt that engage in trading activities with one or more of the parties involved in a regional conflict. Overall, inflation levels are expected to remain elevated throughout 2025. Higher inflation rates are putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. Since the fourth quarter of 2022, challenges on both the supply and demand fronts negatively affected the performance of our usage indicators, GMV, Orders and Quarterly Active Customers. On the cost front, while we are experiencing inflation pressure on wages, utility and fuel, we continue implementing a number of efficiency initiatives across the full cost structure to mitigate inflation impact and drive cost reduction.
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
Third-party sales: Revenue from third-party sales is related to our online marketplace which provides third-party sellers the ability to sell goods directly to customers (i.e., consumers, retailers, distributors and other local buyers) through our platform. Our performance obligation with respect to these transactions is to arrange for the sale of goods provided by sellers and deliver them to the customers on behalf of the sellers. We consider that we have one performance obligation in respect of these transactions which is to arrange the sale and delivery of goods to customers on behalf of sellers. Since we do not control the goods, we are an agent in these transactions. We generate a commission fee (normally a percentage of the selling price), which we charge to sellers based on agreements with the sellers. We also render logistics and delivery services to consumers and sellers in relation with third party sales. For those services, as the customer cannot benefit from the goods without the service, which is performed by Jumia. revenue is recognized at a point in time when the goods are delivered to the customer.
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
Value-added services: We provide other services to sellers for which we charge a fee such as warehousing services of products ahead of shipment. As we establish pricing, revenue is recognized on a gross basis. Revenue for warehousing is recognized over the period of storage of the goods.
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
General and administrative expense: General and administrative expense contains wages and benefits, including share-based compensation expense, of management, seller management expense, commercial development expense, accounting and legal staff expense, consulting expense, audit expense, lease expense, office related utilities expense, insurance expense, tax expense other than income tax, other overheads and other material general expenses.

A. Operating Results
Comparison of Fiscal Years Ended December 31, 2023 and December 31, 2024
Consolidated Statement of Operations

	For the year ended December 31,
	2022	2023	2024
	(in USD millions)
Revenue	203.3	186.4	167.5
Cost of revenue	(85.1)	(79.3)	(68.0)
Gross profit	118.2	107.1	99.5
Fulfillment expense	(76.8)	(43.9)	(41.9)
Sales and advertising expense	(66.9)	(21.5)	(17.3)
Technology and content expense	(52.4)	(41.5)	(37.5)
General and administrative expense(1)	(122.2)	(74.4)	(69.9)
Other operating income	2.1	1.2	2.4
Other operating expense	(0.1)	(0.3)	(1.3)
Termination benefits	(3.7)	—	—
Operating loss	(201.8)	(73.3)	(66.0)
Finance income	15.3	6.2	7.3
Finance costs	(19.6)	(31.5)	(38.9)
Loss before Income tax from continuing operations	(206.2)	(98.6)	(97.6)
Income tax expense	(7.0)	(0.7)	(1.5)
Loss for the year from continuing operations	(213.1)	(99.3)	(99.1)
Loss after Income tax for the period from discontinued operations	(25.1)	(4.9)	—
Loss for the year	(238.3)	(104.2)	(99.1)
_________________________
(1)Includes share-based compensation expense of $8.2 million in 2022, $5.3 million in 2023 and $6.5 million in 2024.
Revenue
The following table shows a breakdown of our revenue in 2022, 2023 and 2024 by source:

	For the year ended December 31,
	2022(1)	2023(1)	2024
	(in USD millions)
Marketplace revenue(2)	115.1	97.8	89.4
Third-party sales	91.9	81.6	78.8
Marketing and advertising	16.9	12.4	7.7
Value-added services	6.3	3.9	2.9
First-party sales	81.7	86.4	76.5
Platform revenue(3)	196.9	184.2	165.9
Non-platform revenue(4)	6.4	2.2	1.6
Total revenue	203.3	186.4	167.5
_________________________
(1) Third-party sales and value-added services for 2022 and 2023 have been reclassified to reflect the impact of an accounting policy change reclassifying all third-party sales presented as "Commissions", “Fulfillment” and “Value-added services” in prior periods to "Third-party sales" starting from 2024 as shown in Note 7 to our audited consolidated financial statements.
(2) Marketplace revenue is the sum of third-party sales, marketing and advertising and value-added services.
(3) Platform revenue is the sum of marketplace revenue and first-party sales.
(4) Non-platform revenue corresponds to other revenue shown in Note 24 to our audited consolidated financial statements.

Our primary sources of revenue are first-party sales and third-party sales.
Revenue decreased by 10.1% from $186.4 million in 2023 to $167.5 million in 2024, primarily due to currency devaluations and lower first-party corporate sales in Egypt.
Revenue from first-party sales decreased by 11.4% from $86.4 million in 2023 to $76.5 million in 2024, driven by lower first-party corporate sales in Egypt, and the impact of currency devaluations.
Marketplace revenue decreased by 8.7% from $97.8 million in 2023 to $89.4 million in 2024, driven by higher commissions in corporate sales to local and regional retailers, distributors and other corporate buyers in selected countries (primarily Egypt), which was offset by the impact of foreign exchange fluctuations, particularly, in the Nigerian Naira and the Egyptian Pound depreciation year-over-year.
Cost of Revenue
Cost of revenue decreased by 14.3% from $79.3 million in 2023 to $68.0 million in 2024, primarily driven by the decrease in first-party sales. Cost of revenue primarily includes the purchase price of customer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and shipping costs related to logistics services to non-sellers are also included in cost of revenue.
Gross Profit
Gross profit decreased by 7.1% from $107.1 million in 2023 to $99.5 million in 2024, mainly driven by the decrease of Revenue. Gross Profit as a percentage of GMV decreased slightly to 13.8% in 2024 compared to 14.3% in 2023.
Fulfillment Expense
Fulfillment expense decreased by 4.5% from $43.9 million in 2023 to $41.9 million in 2024, mainly driven by the effects of currency devaluation, partially offset by one-time costs associated with warehouse consolidations and the growth in Orders. On a per Order basis, excluding JumiaPay app orders, fulfillment expense decreased from $2.56 to $2.30. We continuously seek to achieve greater efficiencies in our logistics chain, while improving the quality and reliability of our service and expanding our reach beyond the main urban centers.
Sales and Advertising Expense
Sales and advertising expense decreased by 19.4% from $21.5 million in 2023 to $17.3 million in 2024, mostly as a result of a reduction in marketing expenditure in 2024 compared to 2023, as we continue our efforts to grow orders through supply enhancements rather than increasing marketing expenditure. This led to an improvement in marketing efficiency ratios with Sales and advertising expense per Order decreasing by 24.3% to $0.76 in 2024, compared to $1.01 in 2023. As a percentage of GMV, Sales and advertising expense improved from 2.9% in 2023 to 2.4% in 2024.
Technology and Content Expense
Technology and content expense decreased by 9.7% from $41.5 million in 2023 to $37.5 million in 2024, primarily due to savings from reduced staff costs. We have strategically relocated a number of our developers and tech personnel to African countries, bringing them closer to our customers and sellers. This approach allowed us to better manage costs while continuing to invest in enhancing the platform's quality and integrity.
General and Administrative Expense
General and administrative expense decreased by 6.0% from $74.4 million in 2023 to $69.9 million in 2024, driven by a reduction in several costs components, primarily staff costs, partially offset by an increase in tax expenses.
General and administrative expense included a $9.9 million tax benefit in 2024 compared to a $18.6 million tax benefit in 2023. Tax liabilities, particularly tax provisions, are expected to be utilized or released as a result of the regular tax audits in the countries where we operate. When the technical merits of our tax filings get clarified and confirmed with the tax authorities, this reduces the overall uncertainty in our tax positions, resulting in a reversal of tax expenses.

Excluding the impact of tax liabilities releases and share-based compensation, General and administrative expense was $73.2 million in 2024 compared to $87.8 million in 2023.
Excluding share-based compensation expense, General and administrative expense decreased to $63.4 million in 2024 compared to $69.2 million in 2023. The staff costs component of General and administrative expense, excluding share-based compensation expense, decreased by 13.3% from $39.9 million in 2023 to $34.6 million in 2024, primarily due to reductions in headcount.
Operating Loss
Operating loss decreased by 10.0% from $73.3 million in 2023 to $66.0 million in 2024, primarily reflecting the impact of cost reductions over the period.
Adjusting our operating loss for depreciation and amortization and share-based compensation expense, our Adjusted EBITDA loss decreased by 11.9% from $58.2 million in 2023 to $51.3 million in 2024, in line with the reduction in the operating loss.
Finance Income
Finance income increased by 18.3% from $6.2 million in 2023 to $7.3 million in 2024, primarily due to an increase of foreign exchange gains.
Finance Costs
Finance costs increased by 23.5% from $31.5 million in 2023 to $38.9 million in 2024, primarily due to an increase of foreign exchange losses and fair value losses on financial assets at fair value through profit or loss, related to our treasury and investment portfolio management activities. These financial assets, which constitute investments in securities measured at fair value through profit or loss, incurred fair value losses of $16.2 million in 2024 compared to $13.6 million in 2023 and were disposed of during the period.
Loss before Income Tax from continuing operations
Loss before income tax from continuing operations decreased by 1.1% from $98.6 million in 2023 to $97.6 million in 2024, mostly due to cost reductions over the period.
Income Tax Expense
Income tax expense increased from $0.7 million in 2023 to $1.5 million in 2024, primarily driven by the evolution of foreign exchange gains on financial assets.
Loss for the Year from continuing operations
Loss for the year from continuing operations decreased by 0.2% from $99.3 million in 2023 to $99.1 million in 2024.
Constant Currency Data
We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects. Constant currency metrics are calculated using the average monthly exchange rates for each month during 2023 and applying them to the corresponding months in 2024, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The comparative constant currency metrics are calculated using the average monthly exchange rates for each month during 2022 and applying them to the corresponding months in 2023. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth certain unaudited constant currency data for fiscal years ended December 31, 2022, December 31, 2023 and December 31, 2024.

	For the year ended December 31,
	As reported		YoY	As reported	Constant currency	YoY
	2023	2024	Change	2023	2024	Change
	(in USD millions)
GMV(2)	749.8	720.6	(3.9)%	749.8	957.3	27.7%
TPV(2)	192.2	195.4	1.7%	192.2	284.7	48.1%
Adjusted EBITDA(2)	(58.2)	(51.3)	(11.9)%	(58.2)	(45.9)	(21.1)%

Revenue	186.4	167.5	(10.1)%	186.4	219.0	17.5%
Gross Profit	107.1	99.5	(7.1)%	107.1	131.8	23.0%
Fulfillment expense	(43.9)	(41.9)	(4.5)%	(43.9)	(52.8)	20.2%
Sales and Advertising expense	(21.5)	(17.3)	(19.4)%	(21.5)	(24.3)	13.2%
Technology and Content expense	(41.5)	(37.5)	(9.7)%	(41.5)	(38.8)	(6.6)%
General and administrative expense(1)	(74.4)	(69.9)	(6.0)%	(74.4)	(79.5)	6.8%
Termination benefits	—	—	—%	—	—	—%
Operating Loss	(73.3)	(66.0)	(10.0)%	(73.3)	(62.5)	(14.7)%
_________________________
(1)Includes share-based compensation expense of $5.3 million in 2023 and $6.5 million in 2024. In constant currency, share-based compensation expense of $6.5 million included in 2024.
(2)Key performance indicators as defined in Item 5. "Operating and Financial Review and Prospects—Key Performance Indicators."

	For the year ended December 31,
	As reported		YoY	As reported	Constant currency	YoY
	2022	2023	Change	2022	2023	Change
	(in USD millions)
GMV(2)	932.5	749.8	(19.6)%	932.5	942.9	1.1%
TPV(2)	256.2	192.2	(25.0)%	256.2	263.3	2.8%
Adjusted EBITDA(2)	(182.1)	(58.2)	(68.0)%	(182.1)	(54.6)	(70.0)%

Revenue	203.3	186.4	(8.3)%	203.3	245.1	20.6%
Gross Profit	118.2	107.1	(9.4)%	118.2	138.2	17.0%
Fulfillment expense	(76.8)	(43.9)	(42.8)%	(76.8)	(55.9)	(27.2)%
Sales and Advertising expense	(66.9)	(21.5)	(67.9)%	(66.9)	(26.2)	(60.9)%
Technology and Content expense	(52.4)	(41.5)	(20.8)%	(52.4)	(42.8)	(18.4)%
General and administrative expense(1)	(122.2)	(74.4)	(39.1)%	(122.2)	(86.0)	(29.6)%
Termination benefits	(3.7)	—	n.a.	(3.7)	—	n.a.
Operating Loss	(201.8)	(73.3)	(63.7)%	(201.8)	(71.6)	(64.5)%
_________________________
(1)Includes share-based compensation expense of $8.2 million in 2022 and $5.3 million in 2023. In constant currency, share-based compensation expense of $5.3 million included in 2023.
(2)Key performance indicators as defined in Item 5. "Operating and Financial Review and Prospects—Key Performance Indicators."

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

	2023(1)				2024(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in USD millions)
Revenue	41.2	44.0	41.7	59.4	48.9	36.5	36.4	45.7
Cost of revenue	(16.3)	(21.1)	(19.5)	(22.3)	(17.7)	(14.9)	(13.6)	(21.8)
Gross profit	24.9	22.9	22.2	37.1	31.2	21.6	22.9	23.9
Fulfillment expense	(11.8)	(10.6)	(9.8)	(11.7)	(9.4)	(9.3)	(10.3)	(12.9)
Sales and advertising expense	(5.3)	(5.5)	(4.4)	(6.2)	(3.7)	(4.4)	(4.4)	(4.8)
Technology and content expense	(11.2)	(10.7)	(9.7)	(9.9)	(9.1)	(8.7)	(9.7)	(10.0)
General and administrative expense(2)	(25.2)	(18.5)	(16.8)	(13.9)	(17.5)	(19.2)	(18.9)	(14.3)
Other operating income	0.2	0.4	0.1	0.5	0.2	0.2	0.7	1.2
Other operating expense	—	—	—	(0.2)	(0.1)	(0.4)	(0.4)	(0.4)
Termination benefits	—	—	—	—	—	—	—	—
Operating loss	(28.4)	(22.1)	(18.3)	(4.5)	(8.3)	(20.2)	(20.1)	(17.3)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)Includes share-based compensation expense of $0.9 million in the first quarter of 2023, $1.3 million in the second quarter of 2023, $1.3 million in the third quarter of 2023 and $1.7 million in the fourth quarter of 2023. Includes share-based compensation expense of $2.2 million in the first quarter of 2024, $1.7 million in the second quarter of 2024, $1.3 million in the third quarter of 2024 and $1.4 million in the fourth quarter of 2024.
The following table set forth certain key performance indicators, for each fiscal quarter for the periods indicated.

	2023(1)				2024(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in millions)
Quarterly Active Customers(2)	2.0	2.0	2.0	2.3	1.9	2.0	2.0	2.4
Orders(2)	4.5	4.5	5.7	6.6	4.6	4.8	5.9	7.4
GMV(2)	$173.2	$179.2	$164.1	$233.3	$181.5	$170.1	$162.9	$206.1
Adjusted EBITDA(2)	$(24.7)	$(18.2)	$(14.8)	$(0.6)	$(4.3)	$(16.3)	$(17.0)	$(13.7)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)Key performance indicators as defined in Item 5. "Operating and Financial Review and Prospects—Key Performance Indicators."
B. Liquidity and Capital Resources
At December 31, 2024, we had a liquidity position of $133.9 million comprised of $55.4 million of cash and cash equivalents and $78.6 million of term deposits and other financial assets. Most of our liquid means can be freely transferred, for a small fraction of our liquid means we may need authorization or permits for a cross-border transfer.
Since our inception, we have financed our operations primarily through equity issuances. We received net proceeds of $280.2 million from our April 2019 initial public offering, a concurrent private placement with Mastercard and the issuance of shares to existing shareholders to protect them from dilution. In December 2020, we completed an equity offering, the proceeds of which, net of commissions and expenses, amounted to $231.4 million, in March 2021, we completed an additional equity offering, raising proceeds, net of commissions and expenses, of $341.0 million and in August 2024, we completed another equity offering, raising proceeds, net of commissions and expenses, of $94.7 million. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures, which primarily consist of computer equipment, office equipment and lease-hold improvements, as well as general corporate purposes. We believe, based on our current operating plan, that our existing cash and cash equivalents and cash flows from operating activities will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, general corporate needs and business expansion for at least the next twelve months. However, external effects may also negatively affect our growth trajectory. For example, our local sellers, some of whom rely on imports for supply, may be negatively affected by global supply chain disruptions. Curtailed access to supply for our local sellers may negatively affect the breadth of assortment on our platform which in turn may affect the overall performance of the business and result in a decrease in cash flows from operating activities. Hence, although we believe that we have sufficient cash and cash equivalents to cover our working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources to cover our long-term financing needs.
Impact of inflation
In 2024, inflation indicators were elevated in a number of countries in which we operate, for example the consumer price index (“CPI”) year-over-year increases in December 2024 amounted to 35% in Nigeria, 24% in Egypt and 24% in Ghana, according to the National Bureau of Statistics (NBS) of Nigeria, Central Bank of Egypt and IMF data, respectively. Inflationary pressure and currency devaluations are further exacerbated by regional conflicts with notable exposures in a number of African countries such as Egypt that engage in trading activities with one or more of the parties involved in a regional conflict. Overall, inflation levels are expected to remain elevated throughout 2025.
In the countries in which we operate, higher inflation rates have been putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. In 2024, challenges on both the supply and demand fronts negatively affected the performance of our usage indicators, GMV, Orders and Quarterly Active Customers. On the cost front, while we are experiencing inflation pressure on wages, utility and fuel, we are implementing a number of efficiency initiatives across the cost structure to mitigate inflation impact and drive cost reduction.

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2022	2023	2024
	(in USD millions)
Net cash flows used in operating activities	(240.2)	(73.0)	(57.2)
Net cash flows (used in) / from investing activities	212.2	62.5	(10.4)
Net cash flows (used in) / from financing activities	(8.8)	(7.4)	89.5
Net (decrease)/increase in cash and cash equivalents	(36.7)	(17.9)	21.9
Effect of exchange rate changes on cash and cash equivalents	(8.8)	(18.2)	(2.0)
Cash and cash equivalents at the beginning of the year	117.1	71.6	35.5
Cash and cash equivalents at the end of the year	71.6	35.5	55.4
Net Cash Flows used in Operating Activities
Net cash used in operating activities decreased by 21.6% from a cash outflow of $73.0 million in 2023 to a cash outflow of $57.2 million in 2024, primarily driven cost reduction initiatives partially offset by an increase in working capital. An increase in accounts receivable and inventories, and a decrease in accounts payable led to a net working capital increase of $1.5 million in 2024 compared to a net working capital decrease of $8.6 million in 2023.
Net Cash Flows from Investing Activities
Net cash flows used in investing activities changed to a cash outflow of $10.4 million from a cash inflow of $62.5 million in 2023, mainly related to the maturing, and selling of, financial investments during 2024 in the amount of $21.5 million (2023: $59.1 million), partially offset by the placement of a short-term bank deposit in the amount of $30 million (2023: nil).
Net Cash Flows used in Financing Activities
Net cash flows from financing activities showed a cash inflow of $89.5 million in 2024 compared to a cash outflow in 2023 of $7.4 million In 2024, we recorded the proceeds from our equity offering completed in August 2024. The net proceeds from the offering were $94.7 million after accounting for all equity transaction costs (2023: nil).
Contractual Obligations
Below is a summary of short-term and long-term anticipated cash requirements as of December 31, 2024:

	Payments due by period
(in USD thousands)	Less than one year	More than one year
Leases	4,333	7,260
Purchase obligations	53,416	43,630
Tax payables	14,863	1,626
Total	72,612	52,516
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
Classification and presentation of other financial assets
We acquired investment grade bonds managed via a discretionary fund and securities. These investments are included in the statement of financial position as other financial assets. Investments in securities are fully disposed of in 2023, with those held in 2024 also fully disposed of within the period. Further details can be found in Note 13 and 29 to our audited consolidated financial statements included elsewhere in this Annual Report.
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

Estimates and assumptions
Regional Conflicts
The effects of ongoing regional conflicts have required reassessment of significant judgments and estimates to be made, including but not limited to:
•Estimates of net realizable value (NRV) of inventory may be subject to more estimation uncertainty than in the past, and determining the appropriate assumptions may require significant judgment; and
•Estimates of expected credit losses (ECL) attributable to accounts receivable arising from sales to customers on credit terms, including the incorporation of forward-looking information to supplement historical credit loss rates.
The Group has assessed that the ongoing regional conflicts did not have a significant impact on estimates and judgments. The Group continues to assess potential impact on an ongoing basis, more particularly as it relates to ECL and NRV provisions.
Provisions for income taxes, uncertain tax positions and related contingent liabilities
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
Uncertain tax positions are assessed and reviewed by management at the end of each reporting period. Liabilities are recorded for tax positions that are determined by management as more likely than not to result in additional taxes being levied if the positions were to be challenged by the tax authorities. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. These judgments are based on the interpretation of tax laws that have been enacted or substantively enacted by the end of the reporting period, and any known court or other rulings on such issues. Liabilities for penalties, interest and taxes are recognized based on management’s best estimate of the expenditure required to settle the obligations at the end of the reporting period. Management’s best estimate of the amount to be provided is determined by their judgment and, in some cases, reports from independent experts. Further details can be found in Notes 3, 22, 30 and 35 to our audited consolidated financial statements included elsewhere in this Annual Report.
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

Quantitative and qualitative disclosures about market risk
We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk, interest rate risk on other financial assets and securities price risk on other financial assets. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see Note 34 to our audited consolidated financial statements included elsewhere in this Annual Report.

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
Supervisory Board
German law requires that the supervisory board consists of at least three members, whereby the articles of association may stipulate a certain higher number. Our supervisory board currently consists of five members. German law further requires the number of supervisory board members to be divisible by three if this is necessary for the fulfillment of workers’ co-determination requirements. This does not apply to us as we are currently not subject to co-determination. As we grow, this may change and our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz), which applies to companies that have at least 500 employees, and the German Codetermination Act (Mitbestimmungsgesetz), which applies to companies that have at least 2,000 employees. In case the German Codetermination Act (Mitbestimmungsgesetz) applies to a company, at least 30% of the supervisory board members must be women and at least 30% of the members must be men. This currently does not apply to us.
The supervisory board has set certain targets for the composition of the supervisory board, including:
•at least 40.0% female members serving on our supervisory board by December 31, 2024 and
•an age limit of seventy years at the time of appointment.,
The members of our supervisory board are elected by the shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our supervisory board members to be independent and neither our articles of association nor the rules of procedure for our supervisory board provide otherwise. However, the rules of procedure for our supervisory board provide that the supervisory board shall, taken as a whole, comprise of, in its own estimation, an adequate number of independent members. In addition, the rules of procedure of our audit committee set forth that all members of that committee shall be independent.
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
Our supervisory board elects a chairperson and a deputy chairperson from its members. The deputy chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. The members of our supervisory board have elected Jonathan D. Klein as chairperson and Anne Eriksson as deputy chairperson, each for the term of their respective membership on our supervisory board. Our supervisory board considers each of Jonathan D. Klein and Anne Eriksson to be independent.
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
The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term expires	Principal occupation
Jonathan D. Klein	63	2026	Co-Founder & Member of the Board, Getty Images
Anne Eriksson	65	2026	Non-Executive Director on various boards
Blaise Judja-Sato	59	2026	Founder, VillageReach; Founder, Resilience Trust
Angela Kaya Mwanza	53	2026	Managing Director, Private Advisor, Rockefeller Capital Management
Pierre-Yves Calloc'h	49	2026	Chief Digital Officer, Pernod Ricard
Angela Kaya Mwanza was reappointed to the supervisory board by the annual shareholders' meeting of June 27, 2024.
The business address of the members of our supervisory board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.
The following is a brief summary of the prior business experience of the members of our supervisory board:
Jonathan D. Klein has been an independent member and the chairman of our supervisory board since January 2019. Mr. Klein is the co-founder of Getty Images and served as the chief executive officer of Getty Images for over 20 years, prior to becoming its chairman in 2015. Mr. Klein currently serves as a member of the board of directors for several other institutions including Etsy, Bloom & Wild, The New Press and the Committee to Protect Journalists. Mr. Klein also served as executive-in-residence/catalyst advisor at General Catalyst until June 2023. Mr. Klein is a member of The Council on Foreign Relations. He received his master’s degree in law from the University of Cambridge.
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

Anne Eriksson has been an independent member of our supervisory board since June 2021. Ms. Eriksson serves as a non-executive director on the boards and chairs the audit committee of the EASE Holding BV and RAXIO Group respectively. Ms. Eriksson also serves on the board of trustees of M-PESA Foundation. In addition, Ms. Eriksson is an independent member of the audit, finance, and risk committee of CGIAR. Ms Eriksson has previously served on the board and chaired the audit committee of KCB Group Plc in addition to serving on the boards of two of its subsidiaries. She also previously served as non-executive director and chaired the audit committee of Africa Asset Finance Corporation. Other previous roles include serving as an independent member and chair of the audit committee of the Africa Local Currency Bond Fund, and as an independent chair of the investment committee of Catalyst Fund. Anne retired from PricewaterhouseCoopers (PwC) in 2018, where she was the Regional Senior Partner and CEO for Eastern Africa and Senior Country Partner Kenya. Her previous roles at PwC included leading the assurance practice, with responsibility for both East and West Africa. She worked for PwC for 40 years, 31 years as a partner and is widely recognized as one of Africa’s leading professionals in the industry. Anne holds an MBA with Distinction from the University of Warwick and is a Fellow of the Association of Certified and Chartered Accountants (FCCA) and a Fellow of the Institute of Certified Accountants of Kenya (FCPA).

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
Members of our Management Board
The following table sets forth the names and functions of the current members of our management board, their ages and their terms:

Name	Age	Term ends	Principal occupation
Francis Dufay	38	November 4, 2025	Chief Executive Officer
Antoine Maillet-Mezeray	55	November 4, 2025	Executive Vice President, Finance & Operations
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

B. Compensation
We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our supervisory board members and our management board members for services in all capacities to us or our subsidiaries for the year ended December 31, 2024, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our supervisory board members and management board members.
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
•The members of the supervisory board are entitled to reimbursement of their reasonable out-of-pocket expenses incurred in the performance of their duties as supervisory board members as well as the value-added tax on their compensation and out-of-pocket expenses.
•The members of the supervisory board are included in our company’s D&O insurance.

The following table shows the compensation for the members of our supervisory board for 2024 and 2023:

	Base compensation		Committee membership(1)			Committee compensation		Total compensation	Base compensation		Committee compensation		Total compensation
	2024(1)								2023(1)
Name	in $(3) thousand	in %	Audit	Comp.	CG & Nom.	in $(3) thousand	in %	in $(3) thousand	in $(3) thousand	in %	in $(3) thousand	in %	in $(3) thousand
Jonathan D. Klein (Chairman)	250	93			M	18	7	268	247	81	58	19	305
John H. Rittenhouse (until August 14, 2023)	—	—				—	—	—	72	54	62	46	134
Gilles Bogaert[4] (until May 23, 2023)	—	—				—	—	—	—	—	—	—	—
Anne Eriksson	125	55	C		M	102	45	227	117	57	90	43	207
Andre Iguodala (until June 30, 2023)	—	—				—	—	—	54	68	25	32	79
Blaise Judja-Sato	125	52	M	C	C	118	48	243	117	47	130	53	247
Angela Kay Mwanza (Vice Chairman)	125	67	M	M	M	63	33	188	117	56	92	44	209
Aminata Ndiaye[5] (until August 14, 2023)	—	—				—	—	—	—	—	—	—	—
Pierre-Yves Calloc'h (since August 14, 2023)	125	87		M		19	13	145	42	87	6	13	49
Elizabeth J. Huebner (from August 14, 2023 to September 13, 2024)	89	57	M	M		67	43	156	42	57	31	43	74
_________________________
(1)Audit committee, compensation committee and corporate governance and nominations committee. “C” means chairperson, “M” means member.
(2)Committee membership since October 1, 2024.
(3)Amounts converted to USD using the average exchange rate of each corresponding period, when applicable.
(4)Gilles Bogaert waived his full compensation in 2023.
(5)Aminata Ndiaye waived her compensation in 2023.
Jonathan D. Klein, Blaise Judja-Sato and Pierre-Yves Calloc'h are the only members of our supervisory board who beneficially own ordinary shares / ADS of our company. As of February 1, 2025, Mr. Klein held 173,585 ADS, Mr. Judja-Sato held 16,000 ADS and Mr. Calloc'h held 14,000 ADS.

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

Total Target Compensation for our Management Board
The target compensation of the members of our management board includes a base salary as well as variable and other compensation. Target compensation refers to the fair value of each compensation component at the time each component is granted.
The following table shows the target compensation for each member of the management board in 2024 and 2023. Fringe benefits represent expenses in the relevant year:

	Francis Dufay CEO				Antoine Maillet-Mezeray EVP Finance and Operations
	2024		2023		2024		2023
Name	in $(1) thousand	in %	in $(1) thousand	in %	in $(1) thousand	in %	in $(1) thousand	in %
Base salary	473	43	381	38	472	43	389	38
Fringe benefits(2)	—	—	5	—	—	—	4	—
Sum fixed compensation	473	43	386	38	472	43	394	39
Short-Term Incentive	279	26	279	28	279	26	279	28
Virtual Restricted Stock Unit Program 2021	—	—	—	—	—	—	—	—
Virtual Restricted Stock Unit Program 2023	279	26	279	28	279	26	279	28
Long-Term Incentive	342	31	342	34	342	31	342	34
Virtual Restricted Stock Unit Program 2021	—	—	—	—	—	—	—	—
Virtual Restricted Stock Unit Program 2023	342	31	342	34	342	31	342	34
Sum variable compensation	621	57	621	62	621	57	621	61
Total target compensation	1,094	100	1,007	100	1,093	100	1,014	100
_________________________
(1)Amounts converted to USD using the average exchange rate of each corresponding period, when applicable
(2)Fringe benefits primarily include contributions to market-standard insurance, such as health and nursing care insurance for the management board member and his/her family, and accident insurance. We also reimburse each management board member for expenses incurred in the course of the due performance of his duties and grant an education allowance for eligible dependent children. Finally, we include the management board member in our D&O insurance.
There are no pension commitments or retirement benefit agreements.
Total Compensation Awarded and Due to our Current Management Board
Compensation awarded and due refers to the value of each compensation component when settled (in the case of virtual restricted stock units).
The tables below show the compensation awarded and due to the members of the management board in 2024 and 2023. The tables show total fixed compensation, including the base salary paid out and the expenses of the fringe benefits in 2024 and 2023, as well as total variable compensation, including virtual restricted stock units that vested and became awarded and due in 2024 and 2023:

Management Board members	Francis Dufay CEO				Antoine Maillet-Mezeray EVP Finance and Operations
	2024		2023		2024		2023
Name	in $(1) thousand	in %	in $(1) thousand	in %	in $(1) thousand	in %	in $(1) thousand	in %
Base salary	473	62	381	84	472	66	389	90
Fringe benefits(2)	—	—	5	1	—	—	4	1
Sum fixed compensation	473	62	386	85	472	66	394	91
Short-Term Incentive(3)	285	38	68	15	246	34	38	9
Virtual Restricted Stock Unit Program 2021	285	38	68	15	246	34	38	9
Virtual Restricted Stock Unit Program 2023	—	—	—	—	—	—	—	—
Long-Term Incentive	—	—	—	—	—	—	—	—
Virtual Restricted Stock Unit Program 2021	—	—	—	—	—	—	—	—
Virtual Restricted Stock Unit Program 2023	—	—	—	—	—	—	—	—
Sum variable compensation	285	38	68	15	246	34	38	9
Total target compensation	758	100	454	100	718	100	432	100
_________________________
(1)Amounts converted to USD using the average exchange rate of each corresponding period, when applicable.
(2)Fringe benefits primarily include contributions to market-standard insurance, such as health and nursing care insurance for the management board member and his/her family, and accident insurance. We also reimburse each management board member for expenses incurred in the course of the due performance of his duties and grant an education allowance for eligible dependent children.
(3)Short-term incentive that became due in 2024 is comprised of 98,000 VRSUs granted to Mr. Dufay on June 15, 2022 prior to his appointment to the management board and 84,666 VRSUs granted to Mr. Maillet-Mezeray on June 15, 2022 prior to his appointment to the management board and in 2023 is comprised of 25,000 VRSUs granted to Mr. Dufay on June 10, 2021 and 20,000 granted to Mr. Dufay on September 13, 2021, prior to his appointment to the management board, and 25,000 VRSUs granted to Mr. Maillet-Mezeray on June 10, 2021, prior to his appointment to the management board.

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

Name	Number of granted Options/RSUs
Francis Dufay
VRSUP 2021	359,000
VRSUP 2023	630,000
Antoine Maillet-Mezeray
VRSUP 2021	332,334
VRSUP 2023	630,000

Each member of our management board received virtual restricted stock units, or VRSUs, under the Virtual Restricted Unit Plan 2021 for awards made in 2021 and 2022 and under the Virtual Restricted Unit Plan 2023 for awards made in 2023 and 2024. 119,000 VRSUs granted to Mr. Dufay and 92,334 VRSUs granted to Mr. Maillet-Mezeray prior to their management board appointments do not have performance conditions. 240,000, 350,000 and 280,000 VRSUs granted to each Mr. Dufay and Mr. Maillet-Mezeray in 2022, 2023 and 2024, respectively, are subject to performance conditions linked to the growth rate of GMV and profitability of the Group (Adjusted EBITDA). The management board awards vest in part after 2 years and in part after 4 years and have 2- and 4-year performance periods.
The vesting and performance period schedule applicable to the VRSUs granted in 2023 and 2024 to the members of our management board are summarized below:

Name	Grant value in $	Average share price at grant date in $(1)	Number of granted restricted stock units	Grant Date	Performance and/or vesting period
Francis Dufay
VRSUP 2023	273,263	1.74	157,500	12/15/2023	Vesting: 12/15/2023 – 12/31/2025 Performance: 1/1/2024 – 12/31/2025
VRSUP 2023	333,988	1.74	192,500	12/15/2023	Vesting: 12/15/2023 – 12/31/2027 Performance: 1/1/2024 – 12/31/2027
VRSUP 2023	274,050	2.18	126,000	12/13/2024	Vesting: 12/13/2024 – 12/31/2026 Performance: 1/1/2025 – 12/31/2026
VRSUP 2023	334,950	2.18	154,000	12/13/2024	Vesting: 12/13/2024 – 12/31/2028 Performance: 1/1/2025 – 12/31/2028
Antoine Maillet-Mezeray
VRSUP 2023	273,263	1.74	157,500	12/15/2023	Vesting: 12/15/2023 – 12/31/2025 Performance: 1/1/2024 – 12/31/2025
VRSUP 2023	333,988	1.74	192,500	12/15/2023	Vesting: 12/15/2023 – 12/31/2027 Performance: 1/1/2024 – 12/31/2027
VRSUP 2023	274,050	2.18	126,000	12/13/2024	Vesting: 12/13/2024 – 12/31/2026 Performance: 1/1/2025 – 12/31/2026
VRSUP 2023	334,950	2.18	154,000	12/13/2024	Vesting: 12/13/2024 – 12/31/2028 Performance: 1/1/2025 – 12/31/2028
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
No malus or clawback provisions were applied in fiscal year 2024.
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
As of February 1, 2025, the value of shares held by Mr. Maillet-Mezeray exceeded the shareholding requirement in his service agreement. As of February 1, 2025, the value of shares held by Mr. Dufay exceeded the shareholding requirement in his service agreement.
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
Under Section 10 of its rules of procedure, the supervisory board has established an audit committee, a compensation committee, and a corporate governance and nomination committee. Set forth in the table below are the current members of the audit committee, the compensation committee, and the corporate governance and nomination committee:

Name of committee	Current Members
Audit committee	Anne Eriksson (chairperson), Angela Kaya Mwanza and Blaise Judja-Sato
Compensation committee	Blaise Judja-Sato (chairperson), Angela Kaya Mwanza and Pierre-Yves Calloc’h
Corporate governance and nomination committee	Jonathan D. Klein (chairperson), Anne Eriksson and Angela Kaya Mwanza
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
At least one member of the audit committee shall qualify as an “audit committee financial expert” as defined under the Exchange Act. Our audit committee financial expert is Anne Eriksson.
In accordance with the recommendations of the German Corporate Governance Code, the audit committee shall have at least one member who has special knowledge and experience in the application of accounting principles and internal control and risk management systems (“accounting expertise”) and at least one other member who has special knowledge and experience in the auditing of financial statements (“auditing expertise”). Each of accounting expertise and auditing expertise shall include sustainability reporting and its audit and assurance. The chairperson, who shall have accounting expertise or auditing expertise, and the audit committee financial expert may be considered to comply with this recommendation. Anne Eriksson has accounting expertise and auditing expertise. The details of her expertise are set forth in “—A. Directors and Management—Supervisory Board.”
Compensation Committee
Our compensation committee consists of at least three members and is responsible for:
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
Following our listing on the New York Stock Exchange in April 2019, the Corporate Governance Code applies to us, and we are required to issue the annual declarations described above. We issued and published our most recent annual compliance declaration on December 18, 2024. You can find our annual compliance declarations on our website at investor.jumia.com under Corporate Governance. This website address is included in this annual report as an inactive textual reference only.

D. Employees
As of December 31, 2024, we employed a total of 2,163 employees. Our employees were based in sixteen countries, and 36.8% of our employees were female and 63.2% were male as of December 31, 2024.
The following table provides a breakdown of our employees by geography:

	As of December 31,
	2022	2023	2024
West Africa	1,686	1,132	892
North Africa	1,498	941	645
East and South Africa	622	473	320
Others	512	369	306
Total	4,318	2,915	2,163
As of December 31, 2024, 52.9% of our workforce consisted of marketplace operations and management employees followed by logistics employees at 40.4%.
The following table provides a breakdown of our employees by category:

	As of December 31,
	2022	2023	2024
Marketplace operations and management	1,726	1,633	1,145
Fulfillment	2,294	1,043	874
Other	298	239	144
Total	4,318	2,915	2,163
The average remuneration per employee in 2024 increased to €19.7 thousand ($21.3 thousand) from €15.0 thousand ($16.2 thousand) in 2023, mainly due to the increased price of our ADS and the related higher value of share-based compensation to employees.

E. Share Ownership
For information regarding the share ownership of directors and officers, see Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.” For information as to our equity incentive plans, see Item 6. “Director, Senior Management and Employees—B. Compensation—Compensation of the Members of our Management Board and Senior Management—Share-based Compensation to our Management Board.”
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information, as of February 1, 2025 regarding the beneficial ownership of our ordinary shares for:
•Members of our supervisory board;
•Members of our management board;
•Members of our senior management;
•Members of our supervisory board, management board and senior management as a group; and
•Each person, or group of affiliated persons, who has reported to us that such person beneficially owns 5% or more of our outstanding ordinary shares pursuant to the Exchange Act.
For further information regarding material transactions between us and principal shareholders, see “—B. Related Party Transactions” below.
Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 1, 2025, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Jumia Technologies AG, Skalitzer Strasse 104, 10997 Berlin, Germany.

Shareholder	Shares beneficially owned as of February 1, 2025
5% Shareholders	Number	Percent
Baillie Gifford & Co.(1)	18,131,782	7.4%
Pernod Ricard Deutschland GmbH(2)	15,393,840	6.3%
Members of our supervisory board
Anne Eriksson	—	—
Blaise Judja-Sato	*	*
Jonathan D. Klein	*	*
Angela Kaya Mwanza	—	—
Pierre-Yves Calloc'h	*	—
Members of our management board
Antoine Maillet-Mezeray	*	*
Francis Dufay	*	*
All members of our supervisory board, management board and senior management, as a group(3)	1,079,532	0.4%
_________________________
*Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)Consists of 9,065,891 ADS with two ordinary shares representing one ADS held by Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries, which may include Baillie Gifford Overseas Limited, on behalf of investment advisory clients, which may include investment companies registered under the Investment Company Act, employee benefit plans, pension funds or other institutional clients. Securities representing more than 5% of the class are held on behalf of Vanguard International Growth Fund, a US registered investment company sub-advised by Baillie Gifford Overseas Limited.
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
(3)Includes ADS purchased by Messrs. Klein, Judja-Sato, Calloc'h, Dufay and Maillet-Mezeray.
The share capital of the Company consists of ordinary shares, which are issued only in bearer form. Accordingly, the Company generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. The Company’s ordinary shares are traded in the United States by means of ADRs. Each ADR currently represents two ordinary shares of the Company. On February 1, 2025, based on information provided by The Bank of New York Mellon, as depositary, there were 116,037,240 ADRs outstanding. The ordinary shares underlying such ADRs represented 94.8% of the then-outstanding ordinary shares. Subject to the provisions of the deposit agreement, none of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may at a subsequent date, result in a change of control of Jumia.
B. Related Party Transactions
The following is a description of related party transactions the Group has entered into since January 1, 2019, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Transactions with Key Management
Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
	2023	2024
	(in USD million)
Short-term employee benefits	3.3	3.5
Other benefits	0.1	—
Share-based compensation	1.9	2.1
Total	5.3	5.6
See Note 18 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information regarding the share-based compensation plans.
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
We have not paid dividends in the years ended December 31, 2022, December 31, 2023 and December 31, 2024.
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
In connection with the private placement, we entered into a commercial agreement with Mastercard Asia/Pacific, an affiliate of Mastercard. This commercial agreement had a term of ten years and provided Mastercard Asia/Pacific with priority in delivering, and a right to partner with us on initiatives aimed at promoting, facilitating and driving, payment network based solutions, technologies and services related to our business.
Under the agreement, we used the Mastercard Payment Services Gateway (“MPGS”) to process card payments in all countries where this gateway is available and permitted under local law.
In June 2024, Jumia terminated its agreement with Mastercard Asia/Pacific. While JumiaPay will continue to accept Mastercard as a method of payment, the termination will allow Jumia to broaden and deepen its relationship with other payment services providers.

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
This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding for German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this Annual Report. These laws are subject to change, possibly with retroactive effect. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs. There is no assurance that German tax authorities will not challenge one or more of the tax consequences described in this section.
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
German Taxation of Holders of ADSs
General
Based on the Circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the Circular dated December 18, 2018, reference number IV C 1-S2204/12/10003, in respect of the taxation of American Depositary Receipts (“ADRs”) on domestic shares (jointly the “ADR Tax Circular”), for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of the Company and should qualify as the ADRs for the purpose of the ADR Tax Circular even though it has to be noted that the ADR Tax Circular does not explicitly address ADSs. If the ADSs qualify as the ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for German tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of the Company with respect to capital gains (see below in section “German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that Circulars published by the German tax authorities (including the ADR Tax Circular) are not binding for German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as the ADRs within the meaning of the ADR Tax Circular.
Taxation of Holders Not Tax Resident in Germany
The following discussion describes material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of the ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008) (the “Treaty”), who is eligible for the relevant benefits under the Treaty.
A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:
•the beneficial owner of the ADSs (and the dividends paid with respect thereto);
•a U.S. holder (as defined below in U.S. Taxation);
•not also a resident of Germany for German tax purposes; and
•not subject to the limitation on benefits restrictions (i.e., anti-avoidance treaty shopping article 28 of the Treaty or German domestic rules) that applies in limited circumstances.
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

German withholding tax on capital investment income (Kapitalertragsteuer) is withheld and remitted to the competent German tax authorities by (i) the German disbursing agent (in particular, the German domestic credit or financial services institution (inländisches Kredit- or Finanzdienstleistungsinstitut), including domestic branches of such foreign enterprises), by the domestic securities trading company (inländisches Wertpapierhandelsunternehmen), or the German domestic securities trading bank (inländische Wertpapierhandelsbank) which keeps or administers the shares and disburses or credits the dividends to the holder or disburses the dividends to a foreign agent, (ii) the central securities depository (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are disbursed to a foreign agent by such central securities depository (Wertpapiersammelbank), or (iii) by the company itself if and to the extent (a) shares held in collective custody (Sammelverwahrung) by the central securities depository (Wertpapiersammelbank), so-called "abgesetzte Bestände" (stock being held separately), or (b) under certain circumstances, in the event that electronic shares (elektronische Aktien) in the relevant company have been issued ("Dividend Paying agent").
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
With respect to distributions made to a U.S. treaty beneficiary or any holder not tax resident in Germany, the withholding tax may be at least partially refunded in accordance with an applicable double taxation treaty Germany has entered into with the respective holder's country of tax domicile if the ADRs neither form part of the assets of a permanent establishment or a fixed place of business in Germany, nor form part of business assets for which a permanent representative in Germany has been appointed. The withholding tax refund is generally granted by the German Federal Central Tax Office (Bundeszentralamt für Steuern) upon application in such a manner that the difference between the total amount withheld, including the solidarity surcharge, and the reduced withholding tax owed under the relevant double taxation treaty (15.0% for U.S. treaty beneficiary) is refunded by the German Federal Central Tax Office.
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
Withholding Tax Refund for U.S. Treaty Beneficiaries
U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of (i) the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) (Kapitalertragsteuer) on dividends that exceed the applicable Treaty rate of 15% and (ii) the full amount of German withholding tax (Kapitalertragsteuer) on gains from the disposition of ADSs (in either case, subject to presenting a German withholding tax certificate). The application for such claim is generally to be filed with the Federal Central Tax Office (Bundeszentralamt für Steuern) within four years after the end of the calendar year in which the dividends or capital gains have been received (bezogen).

However, in respect of dividends, refund described in the preceding paragraph is only possible if, due to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met (the tests under (a) to (c) below are together described as the “minimum risk test”):
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
This restriction generally does only apply, if (i) the tax on the dividends underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends pursuant to a double taxation treaty and (ii) the holder is not a corporate entity which directly owns 10% or more of the shares in the company and is subject to income taxes in his state of residence, without being tax-exempt.
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
However, U.S. treaty beneficiaries are eligible for treaty benefits under the Treaty (as described above in the section “—General Rules for the Taxation of Holders Not Tax Resident in Germany “). Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax with any capital gain derived from the disposal of the ADSs, even in case of qualified holding and therefore should not be subject to German taxation on capital gains from the disposition of the ADSs.

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
This, however, would not apply if and to the extent that dividend payments are funded from the Company's contribution account for tax purposes (steuerliches Einlagekonto) pursuant to Section 27 of the German Corporation Tax Act (Körperschaftsteuergesetz); in this case no withholding tax will be withheld. However, these payments would reduce the acquisition costs of the shares and may, consequently, result in or increase a taxable gain upon the disposal of the ADSs, (see below "—Taxation of Capital Gains").

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
For holders subject to church tax, the tax will be withheld by way of an automated procedure and remitted to the religious community levying the tax. Church tax withheld at source may not be deducted as a special expense (Sonderausgabe) during the tax assessment, but the Dividend Paying Agent may reduce the standard aggregate withholding tax rate of 26.375% (including the solidarity surcharge) by a fraction of the church tax to be withheld on the dividends. Where holders have lodged a timely written objection with the German Federal Central Tax Office (at the above address) (so-called blocking notice (Sperrvermerk)) as regards the automated retrieval of data on their religious affiliation, church tax will not be automatically deducted. In this case, a holder subject to church tax is obliged to declare the dividends in his income tax return. The church tax on the dividends is then levied by way of a tax assessment.

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
The tax actually withheld is generally creditable against the respective holder’s (corporate or personal) income tax liability. Due to special rules on the restriction of withholding tax credits in respect of dividends, the holder must fulfill the minimum risk test. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the holder’s corporate income tax or income tax liability, but may, upon application, be deducted from the holder’s tax base for the relevant tax assessment period.
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
German Inheritance and Gift Tax (Erbschafts- und Schenkungssteuer)
Generally, a transfer of ADSs by inheritance or by way of gift will be subject to German inheritance or gift tax, respectively, if:
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
However, the right of Germany to impose gift or inheritance tax on a non-resident holder may be limited by an applicable estate tax treaty. In the case of a U.S. resident holder, a transfer of ADSs by a U.S. resident holder at death or by way of gift generally will not be subject to German gift or inheritance tax pursuant to the estate tax treaty between the U.S. and Germany (Convention between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation with respect to Estate, Gift and Inheritance Taxes, (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschafts- und Schenkungssteuern) as published on December 21, 2000 (the “Estate Tax Treaty”), provided the decedent or donor, or the heir, donee or other transferee was not domiciled in Germany for purposes of the Estate Tax Treaty at the time the gift was made, or at the time of the decedent’s death, and the ADSs were not held in connection with a permanent establishment or a fixed base in Germany. In general, the Estate Tax Treaty provides a credit against the U.S. federal gift or estate tax liability for the amount of gift or inheritance tax.
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
In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs:
•at least 75% of our gross income for the taxable year is passive income, or
•at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.
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
J. Annual Report to Security Holders
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
Foreign Currency Sensitivity
As of December 31, 2024, if the EUR or USD had strengthened/weakened by +/-5 or +/-10% against all other currencies with all other variables held constant, the hypothetical impact in the major local currencies on pre-tax equity and profit before tax would have been as follows, mainly as a result of foreign exchange gains/losses on translation of trade and other receivables, cash as well as trade and other payables denominated in EUR or USD.
The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies to which we are exposed (EUR, AED, XOF, KES, MAD, NGN, DZD, GHS, UGX, ZAR, EGP), with all other variables held constant. Our exposure to foreign currency changes for all other currencies is not material.
We assessed a possible change of +/- 5% to Euro (EUR), Algerian Dinar (DZD), West African CFA franc (XOF), Moroccan Dirham (MAD) and Ugandan Shilling (UGX) due to valuation fluctuations in 2024 of (2.6)% to 6.3% of these currencies to the United States Dollar (USD), a possible change of +/- 10% to Kenyan Shilling (KES), Ghanaian Cedi (GHS) and Egyptian Pound (EGP) and Nigerian Naira (NGN) due to valuation fluctuations in 2024 of (17.6)% to 72.5% of these currencies to the United States Dollar (USD). We also assessed a possible change of +/- 5% to Algerian Dinar (DZD), Ugandan Shilling (UGX), Moroccan Dirham (MAD) and United Arab Emirates Dirham (AED) due to valuation fluctuations in 2024 of (8.4)% to (3.7)% of these currencies to the Euro (EUR), a possible change of +/- 10% to Kenyan Shilling (KES), Ghanaian Cedi (GHS), Egyptian Pound (EGP) and Nigerian Naira (NGN) due to valuation fluctuations in 2024 of (22.5)% to 62.3% of these currencies to the EUR. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income, when designated as net investment in a foreign operation, finance income or finance costs.

The impacts in the major local currencies are as follows:

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in EUR/USD
	5%	32,594	1,340
	(5)%	(32,594)	(1,340)
Change in EUR/AED
	5%	98	(6)
	(5)%	(98)	6
Change in EUR/KES
	10%	(5,116)	74
	(10)%	5,116	(74)
Change in EUR/MAD
	5%	(5,432)	(66)
	(5)%	5,432	66
Change in EUR/NGN
	10%	(19,545)	(32)
	(10)%	19,545	32
Change in EUR/DZD
	5%	(1,362)	(13)
	(5)%	1,362	13
Change in EUR/GHS
	10%	(1,877)	(18)
	(10)%	1,877	18
Change in EUR/UGX
	5%	(1,444)	(3)
	(5)%	1,444	3
Change in EUR/EGP
	10%	(7,865)	(2,932)
	(10)%	7,865	2,932

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in USD/XOF
	5%	(2,241)	(138)
	(5)%	2,241	138
Change in USD/KES
	10%	(9,001)	255
	(10)%	9,001	(255)
Change in USD/MAD
	5%	(2,236)	(94)
	(5)%	2,236	94
Change in USD/NGN
	10%	(10,785)	(839)
	(10)%	10,785	839
Change in USD/DZD
	5%	(711)	—
	(5)%	711	—
Change in USD/GHS
	10%	(1,064)	(172)
	(10)%	1,064	172
Change in USD/UGX
	5%	(1,230)	(36)
	(5)%	1,230	36
Change in USD/EGP
	10%	(9,559)	(106)
	(10)%	9,559	106
Interest Rate Risk
Interest rate risk is the risk that:
i.the fair value of financial assets or financial liabilities will change due to movements in the interest rate curve; and,
ii.the cash flows of financial assets or financial liabilities will change due to movements in the interest rate curve.
The Group has invested excess cash in financial instruments such as listed investment grade bonds and exchange traded funds pursuant to its cash management strategy, as discussed in Note 13. Changes in the interest rate curve will affect the fair value and/or cash flows of the listed investment grade bonds.
In respect of interest rate risk, management monitors the change in interest rates. The Group does not use derivatives as hedging instruments to limit its exposure from interest rate risks.
As of December 31, 2024, the listed investment grade bonds held by the Group are fixed-rate instruments.

Interest Rate Sensitivity
As of December 31, 2024, if the interest rate curves had changed by +/-50bps, with all other variables held constant, the hypothetical impact on pre-tax equity would have been as follows:

As of December 31, 2024 In thousands of USD		Effect on pre-tax equity
CITI - listed investment grade bonds
	0.5%	(90)
	(0.5)%	90
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
In 2019, we secured funding via our IPO and a private placement. Most of the funding is transferred to operating entities in the form of loans which are eliminated in consolidation. In December 2020, the Group completed an equity offering. Proceeds from the offering, net of commissions and expenses, were $231.4 million. During March 2021, the Group raised additional equity funding with proceeds, net of commissions and expenses, of $341.0 million and in August 2024, the Group raised another equity funding with proceeds, net of commissions and expenses, of USD 94.7 million.
As all funding has been exclusively obtained from the shareholders and there are no external borrowings, the Group does not incur an interest rate risk at this regard.
Based on the cash flow forecast for 2025, we have sufficient liquidity as of December 31, 2024 for the next twelve months.
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

Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the years ended December 31, 2022 and 2023, no reimbursement was received. In 2024, we entered into a new agreement with the depositary that provides us with an ongoing higher revenue share from the collection of fees from ADS holders. For the year ended December 31, 2024, we received a reimbursement of $1.9 million.
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
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and executive vice president, finance & operations, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and executive vice president, finance & operations, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our chief executive officer and executive vice president, finance & operations concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management's Annual Report on Internal Control over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2024, based on the framework in “Internal Control — Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The effectiveness of the Company’s internal control over financial reporting has been audited by Forvis Mazars SA (PCAOB ID 1334) independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2024, which is included herein. See paragraph “Attestation Report of the Registered Public Accounting Firm” of the present Item 15., below.

Attestation Report of the Registered Public Accounting Firm

Forvis Mazars SA, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2024, as stated in its report on page F-1.

Changes in Internal Control over Financial Reporting

Except for the remediation efforts described below taken to address the prior year material weaknesses, during the year ended December 31, 2023, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Material Weakness in Internal Control over Financial Reporting

As of December 31, 2023, we determined that a material weakness existed related to insufficient personnel resources to ensure the timely execution of user access controls. The control deficiency resulted in no misstatements in the financial statements. During the year ended December 31, 2024, we implemented enhanced procedures to remediate the deficiencies in our internal control over financial reporting that resulted in the material weakness. These procedures included, but were not limited to, the strengthening of access management controls infrastructure to allow for more timely execution of control procedures. Based on the results of our remediation plan and assessment, we have concluded that the material weakness in internal control over financial reporting described above has been successfully remediated as of December 31, 2024.
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
Ernst & Young, Société Anonyme, served as our principal independent registered public auditor for the year 2023 and for the year 2024 Forvis Mazars SA (formely Mazars SA) has been appointed as the Group’s auditor for which audited Consolidated Financial Statements appear in this Annual Report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young, Société Anonyme and Forvis Mazars SA, and affiliates for providing audit and other professional services in each of the last two years:

	For the year ended December 31,
	2023	2024
	(in $ millions)
Audit fees - Ernst & Young, Société Anonyme	5.5	0.7
Audit fees - Forvis Mazars SA	—	5.0
Total	5.5	5.7
Audit fees consist of fees and expenses billed (or expected to be billed) for the annual audit and quarterly review of Jumia’s consolidated financial statements.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F. Change in Registrant’s Certifying Accountant

As disclosed in our annual report on Form 20-F for the fiscal year ended December 31, 2023, on November 14, 2023, the chair of the audit committee of the Company’s supervisory board informed Ernst & Young SA of the Company's intent to dismiss Ernst & Young SA as registered independent public accountant upon completion of their audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2023 and the issuance of their report thereon. The term of Ernst & Young SA as the Group’s auditor therefore ended at the end of the Annual General Meeting of Shareholders in 2024. The Supervisory Board of Jumia Technologies AG decided to engage Forvis Mazars SA (formerly Mazars SA) as the Group’s auditor. Forvis Mazars GmbH & Co. KG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (formerly Mazars GmbH&Co KG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft) was confirmed as the statutory auditor by the Annual General Meeting of Shareholders in 2024.

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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
We have adopted an Insider Trading Policy, which governs the purchase, sale, and other dispositions of our securities by our employees, our officers, members of the management board and members of the supervisory board of the Company and its subsidiaries, members of the households or immediate family (spouse and minor children) of such persons, and other unrelated persons who live with or are supported by such persons and any other person or entity whose securities trading decisions are influenced or controlled by any of the foregoing, and such other persons identified by our general counsel or a delegate of our general counsel, and which is designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. The policy also prohibits the Company from trading based upon material non-public information in our securities. The foregoing summary does not purport to be complete and is qualified in its entirety by our Insider Trading Policy, a copy of which is filed as Exhibit 11.1 to this Annual Report on Form 20-F.
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
Our information security team, composed of both full-time employees, with formal computer engineering or computer science backgrounds and hands on experience in cybersecurity risk and incident management, and external professional cybersecurity service suppliers, is led by our CISO and is responsible for assessing and managing our material risks from cybersecurity threats. We work with external consulting firms with expertise in cybersecurity governance, risk management and compliance to supplement our internal resources. Those consulting firms support the implementation, management and audit of our cybersecurity management systems procedures and policies. This partnership is designed to enable Jumia to implement a structured, methodical approach to cybersecurity and incident response, and to ensure that the company is protected against current threats and prepared to assess and manage material cybersecurity risks, including those arising from third-party providers.
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

Item 18. Financial Statements
See page F-1 of this Annual Report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	Articles of Association of the Registrant, dated July 30, 2024
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

4.2
Jumia, Virtual Restricted Stock Unit Program 2023 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form F-3 (File No. 333-274004) filed with the SEC on August 15, 2023)

8.1*	List of Significant Subsidiaries
11.1*	Insider Trading Policy
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	EVP, Finance & Operations Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	EVP, Finance & Operations Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Forvis Mazars SA
15.2*	Consent of Ernst & Young, Société Anonyme
97.1
Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on March 28, 2024)

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

JUMIA TECHNOLOGIES AG

Date: March 7, 2025	By	/s/ Francis Dufay
		Name:	Francis Dufay
		Title:	Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Date: March 7, 2025	By	/s/ Antoine Maillet-Mezeray
		Name:	Antoine Maillet-Mezeray
		Title:	Executive Vice President, Finance & Operations and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of Jumia Technologies AG
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Jumia Technologies AG (the “Group”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income (loss), consolidated statements of change in equity and cash-flows for the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024, and the results of its operations and its cash-flows for the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2025, expressed an unqualified opinion.
Basis for Opinion
These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Provisions for income taxes, uncertain tax positions and related contingent liabilities
Description of the Matter
The Group operates in certain countries where tax systems, regulations, and enforcement processes have varying stages of development creating uncertainty regarding application of tax laws and interpretation of tax treatments. The Group also has contingent liabilities related to potential tax claims arising in the ordinary course of business. As described in Notes 3, 22, 30 and 35 of the consolidated financial statements, this creates uncertainty in the application of tax laws and the interpretation of tax treatments. The resolution of tax positions and claims taken by the Group, through negotiations with relevant tax authorities or through claims and litigations can take several years to complete, and, in some cases, it is difficult to predict the ultimate outcome.

As of December 31, 2024, the Group reported provisions for uncertain tax positions of $24.3 million (including $12.6 million of provisions for income taxes) as well as contingent liabilities of $13.0 million related to various tax contingencies.
Auditing management’s evaluation of the Group’s provisions for income taxes, uncertain tax provisions and related contingent liabilities required significant judgments and a high level of subjectivity to assess the likely application of tax laws and the interpretations of tax treatments made by management.
How we addressed the matter in our audit
The following are the primary procedures we performed to address this critical audit matter:
•We evaluated the accuracy of the calculations for income tax provisions, uncertain tax positions, and tax contingencies, as well as the assumptions used in these calculations.
•We evaluated the notes prepared by Management, including the Group’s correspondence with the relevant tax authorities, and assessed the underlying facts supporting the tax positions.
•We consulted our tax professionals to evaluate the Group's provisions for uncertain tax positions and its interpretation of relevant tax laws, litigation, and trends.
•Where relevant, we have obtained confirmations from the external advisors who are assisting the Group with these tax matters.
•We evaluated the Group’s disclosures regarding these tax matters as presented in Notes 3, 22, 30, and 35 of the consolidated financial statements.
/s/ Forvis Mazars SA
We have served as the Group’s auditor since 2024.
Paris, France
March 7, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of Jumia Technologies AG
Opinion on Internal Control Over Financial Reporting
We have audited Jumia Technologies AG’s (the “Group”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the accompanying consolidated statements of financial position of Jumia Technologies AG (the “Group”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income (loss), consolidated statements of change in equity and cash-flows for the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated March 7, 2025, expressed an unqualified opinion.
Basis for Opinion
The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars SA
Paris, France
March 7, 2025

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
/s/ Ernst & Young S.A.
We have served as the Group’s auditor from 2014 to 2023.
Luxembourg, Grand Duchy of Luxembourg
March 28, 2024 except for the effects of the change in accounting policy disclosed in Notes 7 and 24, as to which the date is March 7, 2025.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
In thousands of USD	Note	2023	2024
Assets
Non-current assets
Property and equipment	8	14,361	17,196
Deferred tax assets	9	531	323
Other taxes receivable	21	4,721	3,814
Other non-current assets	10	1,289	1,408
Total Non-current assets		20,902	22,741
Current assets
Inventories	11	9,699	6,432
Trade and other receivables	14	23,157	15,783
Income tax receivables	30	2,000	3,041
Other taxes receivable	21	4,143	4,227
Prepaid expenses	15	9,470	5,903
Term deposits and other financial assets	13	85,088	78,585
Cash and cash equivalents	12	35,483	55,360
Total Current assets		169,040	169,331
Total Assets		189,942	192,072
Equity and Liabilities
Equity
Share capital	16	236,800	283,093
Share premium	16	1,736,469	1,792,181
Other reserves	17	160,729	180,442
Accumulated losses		(2,064,763)	(2,168,924)
Equity attributable to the equity holders of the Company		69,235	86,792
Non-controlling interests		(511)	(506)
Total Equity		68,724	86,286
Liabilities
Non-current liabilities
Non-current borrowings	20	2,357	7,260
Trade and other payables	19	125	6
Deferred tax liabilities	9	204	540
Other taxes payable	21	474	1,626
Provisions for liabilities and other charges	22	514	638
Deferred income	23	—	—
Total Non-current liabilities		3,674	10,070
Current liabilities
Current borrowings	20	3,718	3,938
Trade and other payables	19	55,425	44,301
Income tax payables	30	13,427	13,510
Other taxes payable	21	23,452	13,994
Provisions for liabilities and other charges	22	18,420	12,893
Deferred income	23	3,102	7,080
Total Current liabilities		117,544	95,716
Total Liabilities		121,218	105,786
Total Equity and Liabilities		189,942	192,072
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		For the years ended December 31,
In thousands of USD	Note	2022	2023	2024
Revenue	24	203,300	186,402	167,486
Cost of revenue		(85,127)	(79,298)	(67,958)
Gross profit		118,173	107,104	99,528
Fulfillment expense	25	(76,783)	(43,884)	(41,920)
Sales and advertising expense	26	(66,859)	(21,458)	(17,288)
Technology and content expense	27	(52,411)	(41,528)	(37,515)
General and administrative expense	28	(122,211)	(74,425)	(69,926)
Other operating income		2,086	1,203	2,413
Other operating expense		(86)	(320)	(1,297)
Termination benefits	28	(3,706)	—	—
Operating loss		(201,797)	(73,308)	(66,005)
Finance income	29	15,253	6,189	7,319
Finance costs	29	(19,618)	(31,481)	(38,873)
Loss before Income tax from continuing operations		(206,162)	(98,600)	(97,559)
Income tax expense	30	(6,979)	(661)	(1,546)
Loss for the period from continuing operations		(213,141)	(99,261)	(99,105)
Loss after Income tax for the period from discontinued operations	6	(25,128)	(4,917)	—
Loss for the period		(238,269)	(104,178)	(99,105)
Attributable to:
Equity holders of the Company		(238,232)	(104,155)	(99,086)
from continuing operations		(213,104)	(99,238)	(99,086)
from discontinued operations		(25,128)	(4,917)	—
Non-controlling interests		(37)	(23)	(19)
from continuing operations		(37)	(23)	(19)
Loss for the period		(238,269)	(104,178)	(99,105)
Other comprehensive loss that may be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations		178,932	218,516	219,671
Other comprehensive loss on net investment in foreign operations		(182,501)	(228,976)	(207,468)
Other comprehensive income / (loss) on financial assets at fair value through OCI		(5,672)	3,793	3,737
Other comprehensive loss		(9,241)	(6,667)	15,940
Total comprehensive loss for the period		(247,510)	(110,845)	(83,165)
Attributable to:
Equity holders of the Company		(247,490)	(110,803)	(83,170)
Non-controlling interests		(20)	(42)	5
Total comprehensive loss for the period		(247,510)	(110,845)	(83,165)

Earnings per share (EPS) attributable to Equity holders of the Company in USD:
Basic and Diluted Loss for the period from continuing operations	31	(1.06)	(0.49)	(0.45)
Basic and Diluted Loss for the period from discontinued operations	31	(0.13)	(0.02)	—
Basic and Diluted Loss for the period	31	(1.19)	(0.52)	(0.45)
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
In thousands of USD	Share Capital	Share premium	Accumulated losses	Other reserves	Total	Non- controlling interests	Total Equity
As of January 1, 2022	234,154	1,736,469	(1,722,260)	164,675	413,038	(454)	412,584
Loss for the year	—	—	(238,232)	—	(238,232)	(37)	(238,269)
Other comprehensive loss	—	—	—	(9,258)	(9,258)	17	(9,241)
Total comprehensive loss for the period	—	—	(238,232)	(9,258)	(247,490)	(20)	(247,510)
Exercised stock options and stock units issued	1,505	—	—	(1,480)	25	—	25
Share-based compensation (Note 18)	—	—	—	9,237	9,237	4	9,241
Equity transaction costs (Note 16)	—	—	(91)	—	(91)	—	(91)
Change in Non-controlling interests	—	—	(1)	—	(1)	1	—
As of December 31, 2022	235,659	1,736,469	(1,960,584)	163,174	174,718	(469)	174,249
Loss for the year	—	—	(104,155)	—	(104,155)	(23)	(104,178)
Other comprehensive (loss) / income	—	—	—	(6,648)	(6,648)	(19)	(6,667)
Total comprehensive loss for the period	—	—	(104,155)	(6,648)	(110,803)	(42)	(110,845)
Exercised stock options and stock units issued	1,141	—	—	(1,141)	—	—	—
Share-based compensation (Note 18)	—	—	—	5,344	5,344	—	5,344
Equity transaction costs (Note 16)	—	—	(24)	—	(24)	—	(24)
As of December 31, 2023	236,800	1,736,469	(2,064,763)	160,729	69,235	(511)	68,724
Loss for the year	—	—	(99,086)	—	(99,086)	(19)	(99,105)
Other comprehensive loss	—	—	—	15,916	15,916	24	15,940
Total comprehensive loss for the period	—	—	(99,086)	15,916	(83,170)	5	(83,165)
Capital contribution (Note 16)	43,930	55,712	—	—	99,642	—	99,642
Stock units issued	2,363	—	—	(2,363)	—	—	—
Share-based compensation (Note 18)	—	—	—	6,160	6,160	—	6,160
Equity transaction costs (Note 16)	—	—	(5,075)	—	(5,075)	—	(5,075)
As of December 31, 2024	283,093	1,792,181	(2,168,924)	180,442	86,792	(506)	86,286
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
In thousands of USD	Note	2022	2023	2024
Cash flows from operating activities
Loss before Income tax from continuing operations		(206,162)	(98,600)	(97,559)
Loss before Income tax from discontinued operations	6	(25,128)	(4,917)	—
Loss before Income tax		(231,290)	(103,517)	(97,559)
Depreciation and amortization of tangible and intangible assets		11,646	9,841	8,265
Impairment losses on loans, receivables and other assets	14	6,008	1,054	715
Impairment losses on obsolete inventories	11	1,947	215	197
Share-based compensation expense	18	8,240	5,276	6,541
Net loss from disposal of tangible and intangible assets		35	173	854
Change in provision for liabilities and other charges		473	(17,089)	(3,125)
Lease modification (income)/expense		23	95	(94)
Interest income	29	(2,721)	(2,353)	(569)
Discounting effect (income) / expense		486	(73)	(289)
Net foreign exchange (gain)/loss		5,517	10,942	13,359
Net loss on financial instruments at fair value through profit or loss	29	7,167	13,364	16,163
Impairment losses / (reversals) on financial assets at fair value through OCI		(35)	—	(17)
Net loss recognized on disposal of debt instruments held at fair value through OCI	29	2,290	3,908	3,427
Share-based compensation expense - settlement		(444)	(291)	(178)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables		(39,526)	8,159	3,242
Increase in inventories		(4,036)	(236)	834
Increase/(Decrease) in trade and other payables, deferred income and other tax payables		(3,099)	699	(5,594)
Income taxes paid		(2,859)	(3,143)	(3,375)
Net cash flows used in operating activities		(240,178)	(72,976)	(57,203)
Cash flows from investing activities
Purchase of property and equipment		(11,147)	(2,253)	(3,678)
Proceeds from sale of property and equipment		11	112	332
Interest received		4,762	4,826	1,934
Movement in other non-current assets		(1,586)	471	(269)
Movement in term deposits and other financial assets		220,207	59,377	(8,721)
Net cash flows (used in) / from investing activities		212,247	62,533	(10,402)
Cash flows from financing activities
Interest settled - financing		(41)	(1,083)	—
Payment of lease interest	20	(1,496)	(1,105)	(1,025)
Repayment of lease liabilities	20	(7,170)	(5,185)	(4,098)
Equity transaction costs		(79)	(40)	(5,055)
Capital Contributions		—	—	99,642
Proceeds from exercise of stock options		26	—	—
Net cash flows (used in) / from financing activities		(8,760)	(7,413)	89,464
Net decrease in cash and cash equivalents		(36,691)	(17,856)	21,859
Effect of exchange rate changes on cash and cash equivalents		(8,820)	(18,241)	(1,982)
Cash and cash equivalents at the beginning of the period	12	117,090	71,579	35,483
Cash and cash equivalents at the end of the period	12	71,579	35,483	55,360
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
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
The consolidated financial statements disclose all matters of which the Group is aware, and which are relevant to the Group’s ability to continue as a going concern, including all significant events and mitigating factors. Further details can be found in Note 34. The consolidated financial statements have been prepared on a basis which assumes that the Group will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business. The Group has sufficient resources to operate as a going concern for the next 12 months.
On March 5, 2025 the Supervisory Board authorized these consolidated financial statements for issuance.
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

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets and share-based compensation plans, which have been measured at fair value (as further disclosed within this Note). The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.
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
Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, revenue and expense of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. As of December 31, 2022, 2023 and 2024, the Group consolidated 67, 65 and 63 legal entities, respectively.
c) Current versus non-current classification
The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is expected to be realized or intended to be sold or consumed in the normal operating cycle, held primarily for the purpose of trading or expected to be realized within twelve months after the reporting period. Cash and cash equivalents are presented as current unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when it is expected to be settled in the normal operating cycle, it is held primarily for the purpose of trading, it is due to be settled within twelve months after the reporting period, or there is no right to defer the settlement of the liability for at least twelve months after the reporting period. All other liabilities are classified as non-current.
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
Derecognition
Financial assets are derecognized when, and only when the contractual rights to the cash flows from the financial asset expire, or the group transfers the financial asset and the transfer qualifies for derecognition.
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
Default and write-off of financial assets
The Group determines the probability of default upon the initial recognition of the asset. However, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
Impairment – other financial assets
The Group’s maximum exposure to credit risk for other financial assets as of December 31, 2023 and 2024 is the respective carrying amount.
As of December 31, 2023 and 2024, all of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to the expected credit losses for 12 months. Management considers ‘low credit risk’ for listed bonds to be an investment grade credit rating by a major rating agency. The Group considers that credit risk increases significantly if the credit rating deteriorates to a non-investment grade rating.
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
g) Impairment of non-financial assets
The Group assesses, at each reporting date, whether there is an indication that an asset with definite useful life may be impaired. If any indication exists the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating-unit’s (CGU) fair value less costs of disposal and its value-in-use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount.
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
j) Value-added tax
Output value-added tax (“VAT”) related to sales is payable to tax authorities on the earlier of (a) collection of receivables from customers or (b) delivery of goods or services to customers. Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice. The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position. When input and output VAT expire or are settled in different patterns, VAT is recognized in the statement of financial position and disclosed separately as an asset and liability.
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

The following tables present currency translation rates against the US dollar for the Group’s most significant operations.

		Year Ended December 31, 2022
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	141.96	137.36
Cameroon	CFA Franc BEAC (XAF)	623.87	612.84
China	Yuan Renminbi	6.73	6.90
Ivory Coast	CFA Franc BCEAO (XOF)	623.87	612.84
Egypt	Egyptian Pound (EGP)	19.20	24.75
Ghana	Cedi (Ghana) (GHS)	8.99	10.20
Kenya	Kenyan Shilling (KES)	117.60	123.50
Morocco	Moroccan Dirham (MAD)	10.13	10.46
Nigeria	Naira (NGN)	423.01	448.08
Portugal	Euro (EUR)	0.95	0.93
Rwanda	Rwanda Franc (RWF)	1,031.64	1,067.00
Senegal	CFA Franc BCEAO (XOF)	623.87	612.84
South Africa	Rand (ZAR)	16.37	17.02
Tunisia	Tunisian Dinar (TND)	3.08	3.11
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,322.97	2,332.45
Uganda	Uganda Shilling (UGX)	3,682.08	3,717.61
United Arab Emirates	UAE Dirham (AED)	3.67	3.67

		Year Ended December 31, 2023
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	135.98	134.32
Cameroon	CFA Franc BEAC (XAF)	606.62	594.31
China	Yuan Renminbi (CNY)	7.07	7.08
Ivory Coast	CFA Franc BCEAO (XOF)	606.62	594.31
Egypt	Egyptian Pound (EGP)	30.67	30.93
Ghana	Cedi (Ghana) (GHS)	11.69	11.97
Kenya	Kenyan Shilling (KES)	139.98	157.01
Morocco	Moroccan Dirham (MAD)	10.13	9.88
Nigeria	Naira (NGN)	636.97	896.64
Portugal	Euro (EUR)	0.92	0.91
Rwanda	Rwanda Franc (RWF)	1,159.04	1,259.53
Senegal	CFA Franc BCEAO (XOF)	606.62	594.31
South Africa	Rand (ZAR)	18.45	18.30
Tunisia	Tunisian Dinar (TND)	3.10	3.07
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,422.54	2,512.42
Uganda	Uganda Shilling (UGX)	3,725.37	3,780.17
United Arab Emirates	UAE Dirham (AED)	3.67	3.67

		Year Ended December 31, 2024
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	134.15	135.73
Cameroon	CFA Franc BEAC (XAF)	606.41	631.50
China	Yuan Renminbi (CNY)	7.19	7.30
Ivory Coast	CFA Franc BCEAO (XOF)	606.41	631.50
Egypt	Egyptian Pound (EGP)	45.34	50.84
Ghana	Cedi (Ghana) (GHS)	14.48	14.72
Kenya	Kenyan Shilling (KES)	134.89	129.37
Morocco	Moroccan Dirham (MAD)	9.94	10.11
Nigeria	Naira (NGN)	1,480.98	1,546.43
Portugal	Euro (EUR)	0.92	0.96
Rwanda	Rwanda Franc (RWF)	1,318.18	1,388.02
Senegal	CFA Franc BCEAO (XOF)	606.41	631.50
South Africa	Rand (ZAR)	18.33	18.83
Tunisia	Tunisian Dinar (TND)	3.11	3.18
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,615.41	2,429.68
Uganda	Uganda Shilling (UGX)	3,756.75	3,680.02
United Arab Emirates	UAE Dirham (AED)	3.67	3.67
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
ii.Income and expense for each item of the statement of comprehensive income (loss) are translated at average exchange rates, except if the exchange rates fluctuate significantly, when the exchange rates at the dates of the transactions are used. In the case of an entity operating in a hyperinflationary economy, the closing rate is applied;
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
(2) Third-party sales
Revenue from third-party sales is related to the third-party sellers’ ability to sell goods to customers (i.e., consumers, retailers, distributors and other local buyers) through Jumia's marketplace. The Group’s performance obligation with respect to these transactions is to arrange for the sale of goods provided by sellers and deliver them to the customers on behalf of the sellers. The Group considers that Jumia has one performance obligation in respect of these transactions which is to arrange the sale and delivery of goods to customers on behalf of sellers. Since Jumia does not control the goods, it is an agent in these transactions. The Group generates a commission fee (normally a percentage of the selling price), which it charges to sellers based on agreements with the sellers. The Group also renders logistics and delivery services to consumers and sellers in relation with third party sales. For those services, as the customer cannot benefit from the goods without the service, which is performed by Jumia. revenue is recognized at a point in time when the goods are delivered to the customer.
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
(4) Value-added services
The Group provides other services to sellers for which it charges a fee such as warehousing services for products. As Jumia establishes pricing, revenue is recognized on a gross basis. Revenue for warehousing is recognized over the period of storage of the goods.
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
p) Technology and content expense
Technology and content expenses consist principally of research and development activities, as these do not meet the criteria for recognition as intangible assets, including wages and benefits for employees involved in application, production, maintenance, operation for new and existing goods and services, as well as other technology infrastructure expense.
q) General and administrative expense
General and administrative expense contains wages and benefits, including share-based compensation expense, of management, seller management expense, accounting and legal staff expense, consulting expense, audit expense, lease expense, office related utilities expense, insurance expense, tax expense other than income tax, other overheads and other material general expenses.

r) Employee benefits
Short-term benefits
Wages, salaries, paid annual leave and sick leave, bonuses, and other benefits (such as health services) are accrued in the year in which the associated services are rendered by the employees of the Group.
s) Share-based compensation
The Group operates share-based compensation plans, under which directors and employees receive compensation in the form of equity instruments of the Company or cash for the services provided, which is based on the fair value of equity instruments. Awards are granted with service and/or performance conditions.
For equity settled instruments, the total amount to be expensed for services received is determined by reference to the grant date fair value of the share-based compensation award made. For share-based compensation awards, we analyze whether the exercise price paid (or payable) by a participant, if any, exceeds the market price of the underlying equity instruments at the grant date. Any excess of (i) the estimated market value of the equity instruments and (ii) the exercise price results in share-based compensation expense.
The share-based compensation is expensed on a straight-line basis over the vesting period with a corresponding credit to equity. Management estimates the number of awards that will eventually vest. For awards with graded-vesting features, each installment of the award is treated as a separate grant (i.e., each installment is separately expensed over the related vesting period).
For equity settled instruments,
i.option awards issued by the Group are initially measured using Black-Scholes valuation model on the grant date and are not subsequently re-measured, and
ii.virtual restricted stock units (VRSUs) are initially measured at the observable stock price of Jumia on the grant date and are not subsequently re-measured
For cash-settled share-based compensation, a liability is recognized for the goods or services acquired, measured initially at the fair value derived from the observable stock price of Jumia at grant date. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in general and administrative expenses.
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

Revenue	For the year ended December 31,
In thousands of USD	2022	2023	2024
West Africa(1)	103,402	83,608	78,890
North Africa(2)	57,495	76,641	64,205
East and South Africa(3)	33,507	24,365	24,077
Europe(4)	294	1,152	247
United Arab Emirates	8,576	629	41
Others	26	8	25
Total	203,300	186,402	167,486

Property and equipment	As of December 31,
In thousands of USD	2023	2024
West Africa(1)	6,709	8,230
North Africa(2)	3,584	5,554
East and South Africa(3)	3,409	2,838
Europe(4)	532	434
China	80	138
United Arab Emirates	47	2
Total	14,361	17,196
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
x) Hyperinflationary economies
According to the International Monetary Fund (IMF) World Economic Outlook (WEO) report released in October 2024 and October 2023, Ghana experienced significant inflation. The three-year cumulative inflation as of December 31, 2023, was 114%, with the projected three-year cumulative inflation estimated to reach 118% by the end of 2024 and 53% by the end of 2025. This data, supported by the Ghana Statistical Service, led to Ghana meeting the requirements to be designated as a hyperinflationary economy under IAS 29 'Financial Reporting in Hyperinflationary Economies' for the years ended December 31, 2024 and 2023.
The IMF WEO projected three-year cumulative inflation rates of 96% in Egypt and 102% in Nigeria by the end of 2024, with both economies expected to reach 101% by the end of 2025. However, other qualitative indicators in IAS 29 were inconclusive, and various fiscal and economic interventions were expected to positively impact both economies. Consequently, these economies were not considered hyperinflationary in the year ended December 31, 2024.
The Group has applied hyperinflationary accounting, as specified in IAS 29, to Jade E-Services Ghana Ltd.'s operations in Ghana where the Ghanaian Cedi is the functional currency for the reporting period beginning January 1, 2023.
The consumer price index (CPI) issued by the Ghana Statistical Service was selected as the inflation index to reflect the change in purchasing power. The CPI reached 248.3 in December 31, 2024, 200.5 in December 31, 2023 and 162.8 in December 31, 2022. The annual movement on the index was 23.8% in 2024 and 23,2% in 2023.
In accordance with IAS 29, for the Group's operations in Ghana:
•The carrying amounts of non-monetary assets and liabilities have been re-presented to reflect the change in the general price index from the date of acquisition to the end of the reporting period. All items recognized in the income statement have been re-presented by applying the change in the general price index from the dates when the items of income and expenses were initially earned or incurred to the end of the reporting period and the income statement items were translated to the presentation currency at the closing foreign exchange rate instead of an average rate.
•As the presentation currency of the Group is that of a non-hyperinflationary economy, comparative amounts have not been re-presented for changes in the price level or exchange rates. The combined effect of the re-presentation in accordance with IAS 29 and the currency translation adjustment in accordance with IAS 21 is recognized in 'Other reserves' through 'Other comprehensive loss on net investment in foreign operations'. Similar treatment was followed to reflect the impacts in opening balance as of January 1, 2023.
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
Classification and presentation of other financial assets
The Group acquired investment grade bonds managed via a discretionary fund and securities. These investments are included in the statement of financial position as other financial assets. Investments in securities were fully disposed of in 2023, with those held in 2024 also fully disposed of within the period. Further details can be found in Note 13 and 29.
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
Provisions for income taxes, uncertain tax positions and related contingent liabilities
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
Uncertain tax positions are assessed and reviewed by management at the end of each reporting period. Liabilities are recorded for tax positions that are determined by management as more likely than not to result in additional taxes being levied if the positions were to be challenged by the tax authorities. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. These judgments are based on the interpretation of tax laws that have been enacted or substantively enacted by the end of the reporting period, and any known court or other rulings on such issues. Liabilities for penalties, interest and taxes are recognized based on management’s best estimate of the expenditure required to settle the obligations at the end of the reporting period. Management’s best estimate of the amount to be provided is determined by their judgment and, in some cases, reports from independent experts. Further details can be found in note 22, 30 and 35.
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
4 New accounting pronouncements
a) New standards, interpretations and amendments adopted by the Group
The impact of the adoption of the new standards and amendments to standards that became effective as of January 1, 2024 is as follows:

IFRS 16 amendment on Lease Liability in a Sale and Leaseback
On 22 September 2022, the IASB issued 'Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)' that requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. These amendments are not applicable to the financial statements of Jumia.

IAS 1 ("Presentation of Financial Statements") amendment on the classification of debt with covenants
On 31 October 2022, the IASB issued 'Non-current Liabilities with Covenants (Amendments to IAS 1)' that i) modifies the requirements introduced by amendments to IAS 1: Classification of Liabilities as Current or Non-current in January 2020 on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances: Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.; and ii) defers the effective date of the 2020 amendments to 1 January 2024. The amendments are applied retrospectively in accordance with IAS 8 and earlier application is permitted. These amendments are not applicable to the financial statements of Jumia.
IAS 7 ("Statement of Cash Flows") and IFRS 7 amendment on supplier finance arrangements

On 25 May 2023, the IASB issued 'Supplier finance arrangements (Amendments to IAS 7 and IFRS 7)' that require an entity to provide additional disclosures about its supplier finance arrangements to enable: i) the assessment of how supplier finance arrangements affect an entity’s liabilities and cash flows; and ii) the understanding of the effect of supplier finance arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available. These amendments are not applicable to the financial statements of Jumia.
b) Standards issued but not yet effective
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below.
IAS 21 ("The Effects of Changes in Foreign Exchange Rates") amendment on lack of exchangeability
On 15 August 2023, the IASB issued ‘The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendment to IAS 21)' that adds requirements for determining whether a currency can be exchanged for another currency (exchangeability) and defining how to determine the spot exchange rate to be used when it is not possible to exchange a currency for a long period of time. This change also requires the disclosure of information that allows understanding how the currency that cannot be exchanged for another currency affects, or is expected to affect, the financial performance, financial position and cash flows of the entity, in addition to the spot exchange rate used on the reporting date and how it was determined. The amendment is effective for annual reporting periods beginning on or after January 1, 2025.
The group does not expect a material impact upon adoption of this amendment.
Amendments IFRS 9 ("Financial Instruments") and IFRS 7 ("Financial Instruments: Disclosures") regarding the classification and measurement of financial instruments
On 30 May 2024, the IASB issued ‘Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)'. These amendments intend to: i) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; ii) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; iii) add new disclosure requirements for instruments with contractual conditions that can change cash flows, like those linked to ESG targets; and iv) update the disclosure requirements for equity instruments designated at fair value through other comprehensive income, separating the fair value reserve into the fair value gains or losses of the investments derecognised and those held at the end of the period. These amendments apply at the date they become effective without restating the comparatives. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.
The group does not expect a material impact upon adoption of these amendments.
Amendments IFRS 9 ("Financial Instruments") and IFRS 7 ("Financial Instruments: Disclosures") regarding the contracts referencing nature-dependent electricity
On 18 December 2024, the IASB issued ‘Contracts referencing nature-dependent electricity (Amendments to IFRS 9 and IFRS 7)'. These amendments intend to improve the report of the financial effects of nature-dependent electricity contracts, subject to variability of quantity generated because it is dependent of uncontrollable natural conditions. These amendments intend to: i) clarify the application of the “own use” exemption requirements of IFRS 9; ii) allow the application of hedge accounting when nature dependent electricity purchase contracts are designated as hedging instrument; and iii) add new disclosure requirements to IFRS 7 to better understand the impact of these contracts on entity’s the financial performance and cash flows. This amendment shall be applied retrospectively without restating prior periods, except for hedging designation, which shall be applied prospectively. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.
The group does not expect a material impact upon adoption of these amendments.
Annual Improvements – "Volume 11"

On 18 July 2024, the IASB issued ‘Annual Improvements to IFRS Accounting Standards — Volume 11'. The annual improvements intend to clarify application issues or correct inconsistencies in standards. This volume of improvements affects the following accounting standards: IFRS 1, IFRS 7, IFRS 9, IFRS 10 e IAS 7. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.
The group does not expect a material impact upon adoption of these improvements.
IFRS 18 Presentation and Disclosures in Financial Statements
On 9 April 2024, the IASB issued ‘IFRS 18 - Presentation and Disclosures in Financial Statements'. This new standard will replace the current IAS 1. While retaining many of the existing principles of IAS 1, it is focused on the specification of a structure for the statement of profit or loss, composed of categories and required subtotals. Items in the statement of profit or loss will be classified into one of three categories: operating, investing, financing. Specified subtotals and totals will be required being the main change the mandatory inclusion of the subtotal “Operating profit or loss”. This standard also includes improvements to the disclosure of management performance measures including the reconciliation with the most similar specified subtotal in IFRS Accounting standards. This standard also enhances guidance on the principles of aggregation and disaggregation of information in the financial statements and respective notes, based on their shared characteristics. This standard applies retrospectively. The standard is effective for annual reporting periods beginning on or after January 1, 2027.
The group is analyzing the potential impacts of adoption of this standard in the presentation of financial statements (in particular comprehensive income statement), and disclosures of management performance measures.
IFRS 19 Subsidiaries without Public Accountability: Disclosures
On 9 May 2024, the IASB issued ‘IFRS 19 Subsidiaries without Public Accountability: Disclosures'. IFRS 19 is a voluntary standard which allows “Eligible” subsidiaries to use IFRS Accounting Standards with reduced disclosure requirements. IFRS 19 is a disclosure-only standard and works alongside other IFRS Accounting Standards for recognition, measurement, and presentation requirements. A subsidiary is “Eligible” if (i) it does not have public accountability; and (ii) has a parent that prepares consolidated financial statements available for public use that comply with IFRS Accounting Standards. IFRS 19 can be applied by “Eligible” subsidiaries when preparing their own consolidated, separate or individual financial statements. Complete comparative information needs to be prepared under IFRS 19 unless any exemption applies. The standard is effective for annual reporting periods beginning on or after January 1, 2027.
The group will not have a material impact upon adoption of this standard.
5 Group Information
At December 31, 2024, Jumia consolidated the Parent entity (Jumia Technologies AG) and the following subsidiaries:

Company name	Country of incorporation	% control		Principal activities(1)
		December 31, 2023	December 31, 2024
Africa Internet General Trading LLC	UAE	100.00	100.00	Services
Africa Internet Services SAS	FRANCE	100.00	100.00	Not active
AIH General Merchandise Algeria UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Cameroon UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Egypt UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Ivory Coast UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Kenya UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding

AIH General Merchandise Morocco UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Nigeria UG (haftungsbeschränkt) & Co. KG	GERMANY	99.89	99.89	Holding
AIH General Merchandise Tanzania UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 10 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 11 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 8 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
Atol Internet Services S.a.r.l. Tunisia	TUNISIA	100.00	100.00	Not active
Atol Ivory Coast SARL	IVORY COAST	100.00	0.00	—
Atol Services Gabon SARL	GABON	100.00	100.00	Not active
Atol Technology PLC	ETHIOPIA	100.00	100.00	Not active
Bambino 162. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Ecart Internet Services Nigeria Ltd.	NIGERIA	99.89	99.89	Online retailer
Ecart Services Algeria SARL	ALGERIA	100.00	100.00	Not active
Ecart Services Cameroon Ltd.	CAMEROON	100.00	100.00	Not active
Ecart Services Ivory Coast SARL	IVORY COAST	100.00	100.00	Online retailer
Ecart Services Kenya Ltd.	KENYA	100.00	100.00	Online retailer
Ecart Services Morocco Sarlau	MOROCCO	100.00	100.00	Online retailer
Ecart Services Tanzania Ltd.	TANZANIA	100.00	100.00	Not active
Hellopay Africa Integrated Services Ltd.	NIGERIA	100.00	100.00	JumiaPay
Jade E-Services Algeria SARL	ALGERIA	100.00	100.00	Marketplace
Jade E-Services Ghana Ltd.	GHANA	100.00	100.00	Online retailer
Jade E-Services Kenya Ltd.	KENYA	100.00	100.00	Not active
Jade E-Services Senegal SARL	SENEGAL	100.00	100.00	Online retailer
Jade E-Services South Africa Proprietary Ltd.	SOUTH AFRICA	100.00	100.00	Online retailer
Jade E-Services Tunisia SARL	TUNISIA	100.00	100.00	Not active
Jade E-Services Uganda Ltd.	UGANDA	100.00	100.00	Online retailer
Jolali Global Resources Ltd.	NIGERIA	99.89	99.89	Not active
Jumia Egypt LLC	EGYPT	100.00	100.00	Online retailer
Jumia Electronic Payment Services S.A.E	EGYPT	100.00	100.00	JumiaPay
Jumia Eservices SARL	TUNISIA	100.00	100.00	Online retailer
Jumia Financial Services Ltd.	Nigeria	100.00	100.00	JumiaPay
Jumia for Trading LLC	EGYPT	100.00	100.00	Importation
Jumia Payment Services Kenya Ltd.	KENYA	100.00	100.00	JumiaPay
Jumia Payment Services Ltd.	UGANDA	100.00	100.00	JumiaPay
Jumia Services FZ-LLC	UAE	100.00	100.00	Services
Jumia Services GmbH	GERMANY	100.00	100.00	Services
Jumia Technologies Cote D'Ivoire SARLU	IVORY COAST	100.00	100.00	Marketing services

Jumia Technologies SUARL	TUNISIA	100.00	100.00	Services
Jumia Technology Services (Shenzhen) Co., Ltd	CHINA	100.00	100.00	Services
Jumia UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
Jumia USA LLC	USA	100.00	100.00	Services
JumiaPay Tunisie Suarl	TUNISIA	100.00	100.00	JumiaPay
Juwel 193 V V UG (haftungsbeschränkt) & Co. Zwölfte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Juwel 193. V V UG (haftungsbeschränkt) & Co. 132. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 23. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 24. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Fünfte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. Vierte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 194. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Juwel 194. V V UG (haftungsbeschränkt) & Co. Erste Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel E-Services Tanzania Ltd.	TANZANIA	100.00	100.00	Not active
Lendico S.A (PTY) Ltd.	SOUTH AFRICA	100.00	0.00	—
Lipco Internet Services Zimbabwe Ltd.	ZIMBABWE	100.00	100.00	Not active
Silveroak Internet Services Portugal, Unipessoal Lda	PORTUGAL	100.00	100.00	Services
Vamido Global Resources Ltd.	NIGERIA	99.89	99.89	Not active
_________________________
(1)Principal activities as of December 31, 2024
The only changes in scope during 2024 resulted from the liquidation of Lendico S.A (PTY) Ltd. and Atol Ivory Coast SARL.
In late 2024, the Group decided to exit two geographies, Tunisia and South Africa, impacting two entities – Jade E-Services South Africa Proprietary Ltd. and Jumia E-services SARL. These operations do not represent a major line of business or a geographical area, nor are they a significant part of the group operations and hence, are not separately disclosed as discontinued operations and assets held for sale.
6 Discontinued Operations
From 2012 to 2023, the Group operated a food delivery business called Jumia Food in most of its markets. Following a strategic review of our business, the Group determined that the food delivery business is not suitable to the current operating environment and macroeconomic conditions, and closed the food delivery business in all markets by the end of December 2023.
As required by IFRS 5, changes have been made to the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2023 and December 31, 2022 to reflect in a single line item (Loss after Income tax for the period from discontinued operations).
The Consolidated Statements of Operations and Comprehensive Income (Loss) for discontinued operations for the year ended December 31, 2023 and December 31, 2022 are as follows:

	For the years ended December 31,
In thousands of USD	2022	2023	2024
Revenue	18,582	14,632	—
Expenses	(43,710)	(19,549)	—
Loss before Income tax from discontinued operations	(25,128)	(4,917)	—
Loss after Income tax for the period from discontinued operations	(25,128)	(4,917)	—
The impacts in Consolidated Statements of Cash Flows from discontinued operations for the year ended December 31, 2023 and December 31, 2022 are as follows:

	For the years ended December 31,
In thousands of USD	2022	2023	2024
Net cash flows used in operating activities	(24,147)	(6,729)	—
Net cash flows (used in) / from investing activities	(227)	47	—
7 Change in accounting policy
The prior year disclosure of “Revenue” has been reclassified to reflect the impact of the accounting policy change for the revenue streams presented as "Commissions", “Fulfillment” and “Value-added services” in prior periods that are being presented together under “Third-party sales” starting from the current period. The Group considers that these revenue streams correspond to the same performance obligation and believes this presentation provides more relevant information for the users of the financial statements.

The change in accounting policy does not affect the previously reported loss or equity of the Group.

The impacts in the “Revenue” disclosure, of the change in accounting policy, are summarized as follows:

	For the years ended December 31,
In thousands of USD	2023 As previously reported	Change in accounting policy	2023 As reclassified
First-party sales	86,384	—	86,384
Third-party sales	—	81,593	81,593
Commissions	46,666	(46,666)	—
Fulfillment	18,506	(18,506)	—
Value-added services	20,278	(16,421)	3,857
Marketing and advertising	12,392	—	12,392
Other revenue	2,176	—	2,176
Revenue	186,402	—	186,402

	For the years ended December 31,
In thousands of USD	2022 As previously reported	Change in accounting policy	2022 As reclassified
First-party sales	81,728	—	81,728
Third-party sales	—	91,870	91,870
Commissions	39,879	(39,879)	—
Fulfillment	26,076	(26,076)	—
Value-added services	32,237	(25,915)	6,322
Marketing and advertising	16,940	—	16,940
Other revenue	6,440	—	6,440
Revenue	203,300	—	203,300

8 Property and Equipment
Movements in the carrying amount of property and equipment were as follows:

In thousands of USD	Buildings	Technical equipment and machinery	Transportation equipment, office equipment and other equipment	Right of use assets - Office and Warehouse	Total
Cost
Balance as of January 1, 2023	2,827	6,202	22,208	28,386	59,623
Additions	141	196	1,577	1,030	2,944
Lease modifications	—	—	—	(5,348)	(5,348)
Disposals	(127)	(80)	(376)	—	(583)
Effect of hyperinflationary economies	13	92	482	—	587
Effect of translation	(371)	(1,147)	(5,367)	(3,475)	(10,360)
Balance as of December 31, 2023	2,483	5,263	18,524	20,593	46,863
Additions	1,081	1,360	1,293	11,274	15,008
Lease modifications	—	—	—	(6,765)	(6,765)
Disposals	(1,360)	(1,846)	(5,254)	—	(8,460)
Effect of hyperinflationary economies	(2)	56	66	60	180
Effect of translation	(193)	(599)	(2,896)	(2,116)	(5,804)
Balance as of December 31, 2024	2,009	4,234	11,733	23,046	41,022
Accumulated depreciation
Balance as of January 1, 2023	(1,908)	(2,771)	(12,665)	(13,781)	(31,125)
Depreciation charge	(270)	(925)	(3,342)	(5,204)	(9,741)
Accumulated depreciation on disposals	59	44	197	—	300
Lease modifications	—	—	—	3,389	3,389
Effect of hyperinflationary economies	(12)	(6)	(353)	—	(371)
Effect of translation	282	462	3,045	1,257	5,046
Balance as of December 31, 2023	(1,849)	(3,196)	(13,118)	(14,339)	(32,502)
Depreciation charge	(260)	(854)	(2,158)	(4,887)	(8,159)
Impairments	(17)	—	(14)	(59)	(90)
Accumulated depreciation on disposals	1,105	1,449	4,720	—	7,274
Lease modifications	—	—	9	6,226	6,235
Effect of translation	120	269	1,948	1,079	3,416
Balance as of December 31, 2024	(901)	(2,332)	(8,613)	(11,980)	(23,826)
Carrying amount as of December 31, 2023	634	2,067	5,406	6,254	14,361
Carrying amount as of December 31, 2024	1,108	1,902	3,120	11,066	17,196

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

In thousands of USD	Right of use assets	Lease Liabilities

As of January 1, 2023	14,605	13,847
Additions	1,030	1,057
Depreciation	(5,204)	—
Interest expense	—	1,074
Lease modifications	(1,959)	(2,046)
Payments	—	(6,279)
Effect of translation	(2,218)	(1,578)
As of January 1, 2024	6,254	6,075
Additions	11,274	10,158
Depreciation	(4,887)	—
Impairment	(59)	—
Interest expense	—	1,532
Lease modifications	(539)	(628)
Effect of hyperinflationary economies	60	—
Payments	—	(5,123)
Effect of translation	(1,037)	(816)
As of December 31, 2024	11,066	11,198
During 2024, the Group’s main additions on Right of use assets include new lease contracts for new warehouse facilities in Nigeria, Egypt and Ghana. Lease modifications are mainly driven by the early termination of warehouse contracts in Egypt, Tunisia, Ivory Coast and Nigeria, and due to delays in the constructions in the main warehouse in Ivory Coast. These effects are partially offset by the renewal of the main warehouse in Uganda.
During 2023, the Group’s main additions on Right of use assets include new lease contracts for a new warehouse facility in Nigeria. Lease modifications are mainly driven by the early termination of office contracts in Portugal and Egypt and warehouse contracts in Egypt, Algeria and Uganda. These effects are partially offset by the renewal of warehouse contracts in Ivory Coast and Tunisia.
The Group recognized rent expense from short-term leases of USD 1,265 thousand in the year ended December 31, 2024 (2023: USD 2,035 thousand and 2022: USD 2,708 thousand).
The following are the amounts recognized in profit or loss:

In thousands of USD	2022	2023	2024
Depreciation expense of right-of-use assets	(6,480)	(5,204)	(4,887)
Interest expense on lease liabilities	(1,710)	(1,074)	(1,532)
Expense relating to short-term leases	(2,708)	(2,035)	(1,265)
Total amount recognized in profit or loss	(10,898)	(8,313)	(7,684)
The Group had total cash outflows for leases of USD 5,123 thousand in 2024 (2023: USD 6,279 thousand and 2022: USD 8,666 thousand). The Group also had non-cash additions to right-of-use assets and lease liabilities of USD 11,274 thousand and USD 10,158 thousand in 2024, respectively (2023: USD 1,030 thousand and USD 1,057 thousand, respectively and 2022: USD 10,391 thousand and USD 10,160 thousand, respectively).

9 Deferred Tax Assets and Liabilities
The Group records the tax effect resulting from temporary differences between the assets and liabilities determined on an accounting basis and on a tax basis. As of December 31, 2024 and December 31, 2023, on a consolidated basis, the movement by nature of Net Deferred Tax Assets and Liabilities are as follows:

	As of December 31,
In thousands of USD	2023	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2024
Financial assets measured at fair value through OCI	2,058	—	(1,114)	—	944
Tax losses	7,464	(3,064)	—	(2,515)	1,885
Tax benefits	497	(199)	—	—	298
Leases	1,407	538	—	—	1,945
Deferred tax assets offset	(10,895)	3,631	—	2,515	(4,749)
Total Deferred tax assets	531	906	(1,114)	—	323

	As of December 31,
In thousands of USD	2023	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2024
Assets depreciation and amortization	(421)	148	—	—	(273)
Unrealized foreign exchange gains - P&L	(8,854)	4,234	—	2,479	(2,141)
Leases	(1,684)	(1,100)	—	—	(2,784)
Others	(140)	49	—	—	(91)
Deferred tax liabilities offset	10,895	(3,631)	—	(2,515)	4,749
Total Deferred tax liabilities	(204)	(300)	—	(36)	(540)

	As of December 31,
In thousands of USD	2022	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2023
Financial assets measured at fair value through OCI	4,124	—	(2,066)	—	2,058
Financial assets measured at fair value through PL	973	(973)	—	—	—
Tax losses	9,862	1,588	—	(3,986)	7,464
Tax benefits	699	(201)	—	(1)	497
Leases	3,302	(1,895)	—	—	1,407
Deferred tax assets offset	(18,250)	3,382	—	3,973	(10,895)
Total Deferred tax assets	710	1,901	(2,066)	(14)	531

	As of December 31,
In thousands of USD	2022	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2023
Assets depreciation and amortization	(987)	566	—	—	(421)
Unrealized foreign exchange gains - P&L	(13,876)	1,036	—	3,986	(8,854)
Leases	(3,851)	2,167	—	—	(1,684)
Others	(435)	295	—	—	(140)
Deferred tax liabilities offset	18,250	(3,382)	—	(3,973)	10,895
Total Deferred tax liabilities	(899)	682	—	13	(204)
As mentioned on the accounting policies, Note 2 t), the offset between deferred tax assets and liabilities is performed at each subsidiary level.

Deferred tax liability for foreign currency exchange on net investment amounting to USD 7,696 thousand (2023: USD 491 thousand) was not recognized as the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
10 Other non-current assets
As of December 31, 2024, other non-current assets were comprised of rent, trade, and other term deposits amounting to USD 1,373 thousand (2023: USD 1,245 thousand), restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period, and other non-current assets amounting to USD 35 thousand as of December 31, 2024 (2023: USD 44 thousand).
11 Inventories
Inventories are comprised of the following:

	As of December 31,
In thousands of USD	2023	2024
Merchandise available for sale	10,868	7,283
Less: Provision for slow moving and obsolete inventories	(1,169)	(851)
Total Inventories	9,699	6,432
The total cost of inventory, which consists primarily of the purchase price of customer products, recognized as an expense in the consolidated profit or loss was USD 66,538 thousand (2023: USD 75,657 thousand and 2022: USD 77,927 thousand). The total cost of revenue amounted to USD 67,958 thousand (2023: USD 79,298 thousand and 2022: USD 85,127 thousand) and consists primarily of the cost of inventory.
The amount of write-down of inventories recognized in the consolidated profit or loss was USD 331 thousand (2023: USD 414 thousand and 2022: USD 2,221 thousand). The amount of reversal of write-down recognized as reduction in the amount of inventories recognized as an expense in the consolidated profit or loss was USD 134 thousand (2023: USD 199 thousand and 2022: USD 274 thousand). The reversal of write-down primarily arises from our ability to increase the net realizable value of certain inventory items through price increases, driving higher margins.
12 Cash and cash equivalents
Cash and cash equivalents are comprised of the following:

	As of December 31,
In thousands of USD	2023	2024
Cash at bank and in hand	29,367	54,067
Short-term deposits	6,116	1,293
Total Cash and cash equivalents	35,483	55,360
Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
The Group has no restricted cash on cash and cash equivalents as of December 31, 2024 (2023: nil).
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified expected credit loss was immaterial, due to low credit risk of the financial institutions.

13 Term deposits and other financial assets
Term deposits and other financial assets are comprised of the following:

	As of December 31,
In thousands of USD	2023	2024
Financial assets at fair value through OCI	84,023	47,627
Short term and other deposits	1,065	30,958
Term Deposits and other financial assets	85,088	78,585
Short term and other deposits represent rent and interest bearing deposits with a commercial bank for a fixed period of more than 3 months.
In 2024, short term deposits includes the placement of a USD 30,000 thousand bank deposit, in Germany, with a maturity of 6 months.
Financial assets measured at fair value through other comprehensive income comprise investments in listed investment grade bonds, via a discretionary account managed by Citi Private Bank, with the objective of maintaining capital and obtaining benchmark yields. The Group holds these investments under a “hold to collect and sell” business model as defined under IFRS 9. Interest income from financial assets at fair value through OCI are disclosed in Note 29. The reduction in the amount of the assets occurred throughout 2024, is explained by the sale of listed investment grade bonds and the fluctuations in their fair value.
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
Fair value reserve
The movement in the fair value reserve for financial assets at fair value through other comprehensive income (“FVOCI”), including the allowance for expected credit losses (“ECL”), is as follows:

In thousands of USD	OCI on financial assets at fair value
Balance as of December 31, 2022	(9,613)
Changes in fair value of financial assets	1,970
Deferred tax assets on fair value loss through other comprehensive income	(2,066)
Reclassification from fair value reserve to profit or loss of the period due to maturity or sale of financial assets	3,908
Changes in allowance for expected credit losses - reversal	(19)
Changes recognized in other comprehensive income of the period (Note 17)	3,793
Balance as of December 31, 2023	(5,820)
Changes in fair value of financial assets	1,441
Deferred tax assets on fair value loss through other comprehensive income	(1,114)
Reclassification from fair value reserve to profit or loss of the period due to maturity or sale of financial assets	3,427
Changes in allowance for expected credit losses - reversal	(17)
Changes recognized in other comprehensive income of the period (Note 17)	3,737
Balance as of December 31, 2024	(2,083)

Allowance for expected credit losses
The movement of allowance for expected credit losses (“ECL”) of other financial assets measured at fair value through other comprehensive income is as follows:

In thousands of USD	ECL of other financial assets
Balance as of December 31, 2022	53
Changes recognized in profit or loss as net impairment gains/losses on financial assets at fair value through other comprehensive income	(19)
Total changes in allowance for expected credit losses	(19)
Balance as of December 31, 2023	34
Changes recognized in profit or loss as net impairment gains/losses on financial assets at fair value through other comprehensive income	(17)
Total changes in allowance for expected credit losses	(17)
Balance as of December 31, 2024	17
14 Trade and other receivables
Trade and other receivables are comprised of the following:

	As of December 31,
In thousands of USD	2023	2024
Advances to suppliers	2,667	3,323
Trade notes and accounts receivable	16,357	12,576
Unbilled revenues	6,786	1,237
Other receivables	2,448	1,574
	28,258	18,710
Less: Allowance for expected credit loss	(5,101)	(2,927)
Trade and other receivables	23,157	15,783
Allowance for expected credit losses
The movement of allowance for expected credit losses (“ECL”) of trade and other receivables is as follows:

In thousands of USD	ECL of trade and other receivables
Balance as of January 01, 2023	7,536
Provision for expected credit losses	1,054
Write-off	(1,357)
Effect of translation	(2,132)
Balance as of December 31, 2023	5,101
Provision for expected credit losses	715
Write-off	(2,427)
Effect of translation	(462)
Balance as of December 31, 2024	2,927

The aging analysis of trade and other receivables is as follows:

					Past due but not impaired
In thousands of USD	Total net	Total gross	Total expected credit losses	Current	< 30 days	30 - 90 days	>90 days
As of December 31, 2023	23,157	28,258	(5,101)	18,602	2,423	166	1,966
As of December 31, 2024	15,782	18,709	(2,927)	7,355	4,354	2,156	1,917
See Note 34 for disclosure of how the Group manages and measures credit quality of trade and other receivables that are neither past due nor impaired.
15 Prepaid expenses
As of December 31, 2024, prepaid expenses were comprised of prepaid server hosting fees and software licenses of USD 3,745 thousand (2023: USD 5,155 thousand), prepaid rent of USD 330 thousand (2023: USD 2,550 thousand), prepaid insurance of USD 1,252 thousand (2023: USD 1,064 thousand) and advance payments to the Group’s partners for online payment services amounting to USD 226 thousand (2023: USD 364 thousand). The remaining amount of USD 350 thousand (2023: USD 337 thousand) relates to other goods and services, namely travel and entertainment and professional fees.
16 Share capital and share premium
Ordinary shares issued and fully paid as of December 31, 2024

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
244,925,650	Ordinary	1	283,093	1,792,181	2,075,274
Total		1	283,093	1,792,181	2,075,274
The total issued number of ordinary shares is 244,925,650 shares as of December 31, 2024 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
During 2024, 2,192,812 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD 92 thousand are recognized directly in the accumulated losses. Furthermore, during August 2024, we completed an equity offering for which 40,455,472 shares were issued, all fully paid. Proceeds from the offering, net of commissions and expenses, were USD 94.7 million. Transaction costs of USD 4,983 thousand related to the offering are recognized directly in the accumulated losses.
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
17 Other Reserves

In thousands of USD	Share-based payment capital reserves	Exchange difference on net investment in foreign operations	Fair value reserve of financial assets at FVOCI	Currency translation adjustment	Total other reserves
As of January 01, 2022	176,289	(165,456)	(3,941)	157,783	164,675
Other comprehensive loss	—	(182,489)	(5,672)	178,903	(9,258)
Total comprehensive loss for the period	—	(182,489)	(5,672)	178,903	(9,258)
Share-based compensation	9,237	—	—	—	9,237
Exercise of options	(1,480)	—	—	—	(1,480)
As of December 31, 2022	184,046	(347,945)	(9,613)	336,686	163,174
Hyperinflation effect in comprehensive income	—	290	—	—	290
Other comprehensive (loss) / income	—	(229,078)	3,793	218,347	(6,938)
Total comprehensive (loss) / income for the period	—	(228,788)	3,793	218,347	(6,648)
Share-based compensation	5,344	—	—	—	5,344
Exercise of options	(1,141)	—	—	—	(1,141)
As of December 31, 2023	188,249	(576,733)	(5,820)	555,033	160,729
Hyperinflation effect in comprehensive income	—	(17)	—	(13)	(30)
Other comprehensive (loss) / income	—	(207,325)	3,737	219,534	15,946
Total comprehensive (loss) / income for the period	—	(207,342)	3,737	219,521	15,916
Share-based compensation	6,160	—	—	—	6,160
Exercise of options	(2,363)	—	—	—	(2,363)
As of December 31, 2024	192,046	(784,075)	(2,083)	774,554	180,442
The share-based compensation reserve represents the Group’s cumulative equity settled share option expense.
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

18 Share-based compensation
Stock Option Program 2016 (JSOP 2016)
As of December 31, 2024, all options granted under the JSOP 2016 have vested.
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

As of December 31, 2024, all awards granted under this plan have vested. The awards were subject to a non-vesting condition. The condition was not met. Therefore, the options lapsed and cannot be exercised.
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
As of December 31, 2024, all the awards granted under this plan have vested. The awards were subject to a non-vesting condition. The condition was not met. Therefore, the options lapsed and cannot be exercised.
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
All RSUs granted under VRSUP 2020 have vested, as of December 31, 2024.
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
The fair value per VRSU was derived based on the observable stock price of Jumia on the reporting date or on the grant date depending on the cash- or equity-settled classification. All the cash-settled awards have vested at the reporting date. There are 472,000 unvested equity-settled awards outstanding under this plan and their weighted average fair value at grant date is USD 3.27, as of December 31, 2024
Virtual Restricted Stock Unit Program 2023
The 2023 annual general meeting of shareholders also approved the Virtual Restricted Stock Unit Program 2023 (VRSUP 2023). Jumia granted a specific number of virtual restricted stock units (VRSUs) to beneficiaries under the terms and conditions of the VRSUP 2023.
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
The fair value per VRSU was derived based on the observable stock price of Jumia on the reporting date or on the grant date depending on the cash- or equity-settled classification. The fair value per cash-settled VRSU amounts to USD $1.91, as of December 31, 2024. There are 3,902,000 unvested equity-settled awards outstanding under this plan and their weighted average fair value at grant date is USD 2.18, as of December 31, 2024.
For certain geographies, equity awards are settled on a net basis, i.e., Jumia Technologies AG withholds shares for settlement of tax obligations plan on behalf of group employees under share-based compensation plans.
Share-Based compensation
For all plans, the Group recognized share-based compensation expense / (reversal) as follows:

Expenses recognized in thousand USD	2022	2023	2024
JSOP 2016	(324)	—	—
SOP 2019	(5,457)	—	—
SOP 2020	(1,022)	(56)	—
SOP 2021	4,190	—	—
VRSUP 2020	1,051	—	—
VRSUP 2021	9,799	5,182	2,365
VRSUP 2023	—	150	4,176
Total share-based compensation expense	8,236	5,276	6,541
19 Trade and other payables
Trade and other payables are comprised of the following:

	As of December 31,
In thousands of USD	2023	2024
Trade payables	20,780	15,686
Invoices not yet received	15,246	11,765
Accrued employee benefit costs	9,191	7,778
Share-based compensation - Cash settled payable	206	273
Trade Deposits	730	649
Sundry accruals	9,397	8,156
Trade and Other Payables	55,550	44,307
Current	55,425	44,301
Non-current	125	6
Terms and conditions of the above financial liabilities:
•Trade payables are non-interest bearing and are normally settled on 0-90 day terms

•Other payables are non-interest bearing and have an average term of 1-2 months
•For terms and conditions with related parties, refer to Note 32.
•For explanations on the Group’s financial risk management processes, refer to Note 34.
Sundry accruals relate principally to audit, IT, consulting and marketing.
20 Borrowings
Lease liabilities are presented in the statement of financial position as follows:

	As of December 31,
In thousands of USD	2023	2024
Current	3,718	3,938
Non-current	2,357	7,260
Total Lease liabilities	6,075	11,198
Set out below is the maturity of the lease liabilities classified as non-current:

In thousands of USD	One to five years	More than five years	Total
Lease liability future payments	3,391	3,869	7,260
The Group has several lease contracts that include extension and termination options. Whenever the contracts do not include a mutual agreement clause, the Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. Future cash outflows as of December 31, 2024 to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities amounts to USD 8.0 thousand and relates to new contracts signed in 2025 and potential renewals.
Changes in liabilities arising from financing activities

In thousands of USD	January 1, 2024	Additions and modifications	Payments	Reclassification	Effect of translation	December 31, 2024
Current lease liabilities	3,718	4,976	(5,123)	696	(329)	3,938
Non-current lease liabilities	2,357	6,086	—	(696)	(487)	7,260
Total liabilities from financing activities	6,075	11,062	(5,123)	—	(816)	11,198

In thousands of USD	January 1, 2023	Additions and modifications	Payments	Reclassification	Effect of translation	December 31, 2023
Current lease liabilities	5,138	2,783	(6,279)	2,461	(385)	3,718
Non-current lease liabilities	8,709	(2,698)	—	(2,461)	(1,193)	2,357
Total liabilities from financing activities	13,847	85	(6,279)	—	(1,578)	6,075
Additions and modifications include USD 1,532 thousand of accrued interest as of December 31, 2024 (2023: USD 1,074 thousand) as described in Note 8.

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
The expense relating to payments not included in the measurement of the lease liability is as follows:

	As of December 31,
In thousands of USD	2023	2024
Short-term leases	2,035	1,265
Variable lease payments	100	90
Total expense	2,135	1,355
At December 31, 2024 the Group was committed to short-term leases and the total commitment at that date was USD 395 thousand (2023: USD 686 thousand).
21 Other taxes receivable & Other taxes payable
Other taxes receivable are comprised of the following:

	For the year ended December 31,
In thousands of USD	2023	2024
Value-added taxes	8,785	8,013
Other taxes receivable	79	28
Other taxes receivable	8,864	8,041
Current	4,143	4,227
Non-Current	4,721	3,814
Other taxes payable are comprised of the following:

	For the year ended December 31,
In thousands of USD	2023	2024
Value-added taxes	10,106	7,964
Withholding Tax	11,840	7,319
Other taxes payable	1,980	337
Other taxes payable	23,926	15,620
Current	23,452	13,994
Non-Current	474	1,626
Value-added taxes receivable comprises an average maturity of 2.3 years and value-added taxes payable comprises an average maturity of 2.0 years.

22 Provisions for liabilities and other charges
Movements in provisions for liabilities and other charges are as follows:

In thousands of USD	Uncertain tax positions	Marketplace and consignment goods	Provision for other expenses	Total
Balance as of January 1, 2023	33,870	663	2,255	36,788
Additions	1,640	207	2,244	4,091
Reversals	(18,627)	(200)	(198)	(19,025)
Use of provision	(1,261)	—	(894)	(2,155)
Effect of translation	(334)	(216)	(215)	(765)
Balance as of December 31, 2023	15,288	454	3,192	18,934
Additions	2,923	65	387	3,375
Reversals	(2,966)	—	(112)	(3,078)
Use of provision	(1,695)	—	(1,728)	(3,423)
Effect of translation	(1,860)	(97)	(320)	(2,277)
Balance as of December 31, 2024	11,690	422	1,419	13,531
Current	11,690	422	781	12,893
Non-current	—	—	638	638
Uncertain tax positions
Uncertain tax positions includes provisions related to VAT for USD 1,506 thousand (2023: USD 3,253 thousand), provisions related to Withholding Tax (WHT) for USD 8,626 thousand (2023: USD 10,758 thousand) and provisions related to other taxes for USD 1,558 thousand (2023: USD 1,277 thousand). Provision is calculated based on the detailed review of uncertain tax positions completed by management across the Group and in consideration of the probability of a liability arising, within the applicable statute of limitations. These provisions are expected to be utilized or released as a result of the regular tax audits in the Countries where the Group operates. When the technical merits of tax filings get clarified and confirmed with the tax authorities, as happened in 2023 and 2024, this reduces the overall uncertainty in the Group's tax positions, resulting in a reversal of provisions.
Marketplace and consignment goods
The provision for marketplace and consignment goods relates to the lost and damaged items, which are to be reimbursed to the sellers. The provision is calculated based on the detailed review of these items, and it is expected that these costs will be incurred in the next financial year.
Provision for other expenses
Provision for other expense includes the end-of-service gratuity and post retirement benefits provision of USD 638 thousand (2023: USD 631 thousand), and various litigation and penalty provisions of USD 781 thousand (2023: USD 2,561 thousand). The provisions are calculated based on our best estimate considering past experience.
23 Deferred income
Deferred income consists of USD 1,101 thousand (2023: USD 390 thousand) related to a depositary fee from BNY Mellon. Our depositary agreement with BNY Mellon contains a compensation for each ADS issued during our primary (IPO) and secondary offerings, deferred over the period of the agreement. In 2024, the Group entered into a new agreement with the depositary that provides us with an ongoing higher revenue share from the collection of fees from ADS holders. For the year ended December 31, 2024, the Group received a reimbursement of USD 1.9 million, which is recognized in "Other operating income" over a period of 12 months. Other amounts refer to contract liabilities related to payments received from end customers in advance for goods that have been ordered but are not yet delivered. As of December 31, 2024 contract liabilities amounts to USD 5,979 thousand (2023: USD 2,712 thousand). The total amount of the contract liability, as of the beginning of the period, was recognized as revenue in 2024.

24 Revenue
Revenue is comprised of the following:

	For the year ended December 31,
In thousands of USD	2022(1)	2023(1)	2024
First-party sales	81,728	86,384	76,518
Third-party sales	91,870	81,593	78,775
Value-added services	6,322	3,857	2,875
Marketing and advertising	16,940	12,392	7,716
Other revenue	6,440	2,176	1,602
Revenue	203,300	186,402	167,486
_________________________
(1)Re-presented for accounting policy change. See Note 7.
The Group's primary sources of revenue are first-party sales and third-party sales.
Revenue decreased by 10.1% from USD 186.4 million in 2023 to USD 167.5 million in 2024, primarily due to currency devaluations and lower first-party corporate sales in Egypt.
No single customer accounted for more than 10% of Group revenues for the years ended December 31, 2024, 2023 and 2022.
The breakdown of the Group’s revenue from contracts with customers by region is disclosed in the Note 2 u) Segments.
25 Fulfillment expense
Fulfillment expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Fulfillment staff costs	20,062	13,293	12,470
Fulfillment centers expense	6,057	2,630	2,225
Freight and shipping expense	50,664	27,961	27,225
Fulfillment expense	76,783	43,884	41,920
Fulfillment expense decreased by 4.5% from USD 43.9 million in 2023 to USD 41.9 million in 2024, mainly driven by the effects of currency devaluation, partially offset by one-time costs associated with warehouse consolidations and the growth in Orders. On a per Order basis, excluding JumiaPay app Orders, which do not incur logistics costs, fulfillment expense decreased from $2.56 to $2.30.
26 Sales and advertising expense
Sales and advertising expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Staff costs	9,916	6,755	5,643
Advertising campaigns	54,123	12,867	9,737
Selling expenses	2,820	1,836	1,908
Sales and advertising expense	66,859	21,458	17,288
Sales and advertising expense decreased by 19.4% from USD 21.5 million in 2023 to USD 17.3 million in 2024, mostly as a result of a reduction in marketing expenditure in 2024 compared to 2023, as the Group continues its efforts to grow orders through supply enhancements rather than increasing marketing expenditure.

27 Technology and content expense
Technology and content expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Staff Costs	25,233	17,425	13,434
Technology license and maintenance expenses	27,178	24,103	24,081
Technology and content expense	52,411	41,528	37,515
Technology and content expense decreased by 9.7% from USD 41.5 million in 2023 to USD 37.5 million in 2024, primarily due to savings from reduced staff costs.

28 General and administrative expense and Termination benefits
General and administrative expense
General and administrative expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Staff Costs	60,845	45,147	41,107
Occupancy Costs	2,500	2,099	1,359
Professional fees	11,952	11,278	10,206
Travel and entertainment	3,458	2,172	2,290
Office and related expenses	8,905	6,020	4,576
Bank fees & payment costs	778	650	736
Bad debt expense	6,211	212	989
Tax expense / (reversal)	11,214	(8,018)	(2,921)
Provisions for liabilities and other charges	195	1,745	300
Depreciation and amortization	11,464	9,806	8,160
Other general and administrative expense	4,689	3,314	3,124
General and administrative expense	122,211	74,425	69,926
Staff costs expense includes share options and stock units granted to eligible employees of USD 6,541 thousand (2023: USD 5,276 thousand and 2022: USD 8,240 thousand).
Tax expense / (reversal), refers to tax expense / (reversal) other than income tax and is comprised of the following:

	As of December 31,
In thousands of USD	2022	2023	2024
Withholding taxes	4,952	(6,398)	(4,624)
VAT	3,020	(2,999)	(1,446)
Other taxes	3,242	1,378	3,149
Total	11,214	(8,018)	(2,921)
General and administrative expenses for the year includes a tax expense reversal of USD 9.9 million (2023: USD 18.6 million and 2022: USD 2.3 million) primarily resulting from the resolution of tax audits in certain jurisdictions where the Group operates. The resolution of these matters has provided clarity on the tax treatment of intercompany transactions, contributing to reduced tax uncertainty for the Group's operations in the relevant markets. The beneficial impact in tax expenses related to the release of tax provisions is described in Note 22.
As of December 31, 2024 Other general and administrative expense includes USD 3,055 thousand (2023: USD 3,192 thousand and 2022: USD 4,274 thousand) for insurance premiums.
Termination benefits
As of December 31, 2022, termination benefits relate to redundancy expenses amounting to USD 3,706 thousand as a result of an announced and significant action in the fourth quarter of 2022 to streamline the Group's organizational structure and reduce the Group's headcount. Regular termination benefits incurred as part of the recurring operating cycle of the business are recorded by function under Staff costs and amounted to USD 3,127 thousand as of December 31, 2024 (2023: USD 3,076 thousand and 2022: USD 326 thousand).

29 Finance income and finance costs
Finance income and finance costs comprise of the following:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Foreign exchange gain	10,496	1,336	3,229
Interest and similar income	388	1,738	2,304
Interest income from financial assets at fair value through OCI	4,064	2,788	1,212
Fair value gain on financial assets at fair value through profit or loss	—	237	—
Other income	305	90	574
Finance income	15,253	6,189	7,319
Foreign exchange loss	7,492	11,804	16,252
Interest and similar expense	1,718	2,168	2,905
Fair value loss on financial assets at fair value through profit and loss	7,167	13,601	16,163
Loss recognized on disposal of debt instruments held at fair value through OCI (Note 13)	2,290	3,908	3,427
Other charges	951	—	126
Finance costs	19,618	31,481	38,873
In 2022, 2023, and 2024, the company held investments in securities measured at fair value through profit or loss, with the objective of obtaining returns in line with specific market benchmarks. These securities were fully disposed of by the end of 2023, with those held in 2024 also fully disposed of within the period. As a result there was no fair value gain recognized in 2024 (2023: 237 thousand and 2022: nil), and a fair value loss of USD 16,163 thousand was incurred in 2024 (2023: 13,601 thousand and 2022: 7,167 thousand) realized upon disposal. Transaction costs of USD 1,374 thousand (2023: 1,080 thousand and 2022: nil) were recognized under interest and similar expense.
Interest income from financial assets at fair value through OCI includes the interest measured and recognized according to effective interest rate method and amounts to USD 1,212 thousand (2023: 2,788 thousand and 2022: 4,064 thousand).
30 Income tax
Income tax payables and receivables are comprised of the following:

	As of December 31,
In thousands of USD	2023	2024
Income Tax Prepayments	2,000	3,041
Total Income tax receivables	2,000	3,041
Income Tax Payables	547	869
Provision for Income Tax	12,880	12,641
Total Income tax payables	13,427	13,510
The Group maintains provisions for uncertain income tax treatments where it is not probable that the tax authorities will accept the Group's tax position under applicable tax laws and regulations. Management assesses these positions assuming full examination by tax authorities and measures the uncertainty using either the most likely amount or the expected value method, depending on which better predicts the resolution of the uncertainty. As described in Note 36, subsequent to year-end, the Group received a Court decision which did not fully resolve the underlying uncertainty of the tax position. Therefore, the Group has maintained the corresponding provision for income tax.

The reconciliation of tax expense and the effective tax rate was as follows:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Loss before Income tax from continuing operations	(206,162)	(98,600)	(97,559)
Loss before Income tax from discontinued operations	(25,128)	(4,917)	—
Loss before income tax	(231,290)	(103,517)	(97,559)
Statutory tax rate(1)	19.25%	27.98%	27.27%
Expected income tax benefit	44,512	28,963	26,603

Tax effects of:
Sundry permanent differences	(1,141)	(2,547)	(4,891)
Effect of functional to local reporting currency in Germany	(4,948)	(3,040)	(4,976)
Equity Transaction costs	18	8	1,386
Share based payments	(1,734)	(1,506)	(1,670)
Tax Expenses	(1,438)	19	1,321
Bad debt expense	(1,180)	(1,841)	(2,784)
Management fees	(4,367)	(4,268)	(9,289)
Interest expense	(777)	(567)	(385)

Unrecognized deferred tax asset arising from timing differences relating to:
FX unrealized gain/loss	863	(1,407)	1,851
Share based payments	277	85	(38)
Tax Expenses	192	3,328	322
Sundry temporary differences	(101)	1,079	(766)

Minimum tax	(637)	(665)	(554)
Deferred tax not recognized (mainly tax losses carried forward)	(31,573)	(20,885)	(8,281)
Deferred tax: relating to origination and reversal of temporary differences and tax losses	(4,946)	2,583	606

Income tax expense	(6,979)	(661)	(1,546)
Effective tax rate	3.02%	0.64%	1.58%
_________________________
(1)The Statutory tax rate consists of an average tax rate weighted in proportion to accounting profit/(loss) in each geographical territory.
Income tax expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Current tax (expense) / income	(2,033)	(3,244)	(2,152)
Deferred tax (expense) / income	(4,946)	2,583	606
Total Income tax (expense) / income	(6,979)	(661)	(1,546)

Tax losses available for offsetting against future taxable profits were as follows:

				As of December 31,
				2022	2023	2024
In thousands of USD Country	Duration	Rate		Accumulated tax loss [gross]	Accumulated tax loss [gross]	Accumulated tax loss [gross]
Germany **	Indefinite	30.2%	*	(27,142)	(36,125)	(43,942)
Morocco	4 years	31.0%		(37,863)	(29,780)	(23,636)
Egypt	5 years	22.5%		(100,454)	(62,390)	(32,426)
Nigeria	Indefinite	30.0%		(252,909)	(137,013)	(17,837)
South Africa	Indefinite	28.0%		(53,251)	(56,532)	(56,638)
Kenya	10 Years	30.0%		(86,933)	(74,817)	(105,886)
Ivory Coast	5 years	25.0%		(35,101)	(30,144)	(9,233)
Ghana	3 years	25.0%		(6,852)	(6,316)	(4,255)
Other	N/A	N/A		(81,040)	(71,163)	(90,791)
Total				(681,545)	(504,280)	(384,644)
_________________________

*	In Germany, the calculation of current tax is based on a combined tax rate of 30.2%, consisting of a corporate income tax rate of 15.8% and a trade tax rate of 14.4%.

**
Accumulated tax losses related to Trade Tax amount to USD 71,057 thousand as of December 31, 2024 (USD 64,942 thousand as of December 31, 2023 and USD 53,474 thousand as of December 31, 2022), not included in the table above.

Various tax rules may limit the use of the tax losses above.
No deferred tax asset has generally been recognized in respect of the tax losses as the latter may either be time barred at the time when they could have otherwise offset taxable profits, may be subject to limitations as to their use, or there is no tax opportunity or other evidence of recoverability within a short timeline. This general principle is subject to a few exceptions disclosed in Note 9. The previously unrecognized tax losses of prior periods used to reduce current tax expense amounts to USD 6,270 thousand.
31 Earnings per share
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

The following table reflects the loss and share data used in the basic and diluted EPS calculations from continuous operations:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Numerator
Loss for the period from continuing operations	(213,141)	(99,261)	(99,105)
Less: net loss attributable to non-controlling interest from continuing operations	(37)	(23)	(19)
Loss attributable to Equity of the Company from continuing operations	(213,104)	(99,238)	(99,086)
Denominator
Weighted average number of shares for basic and diluted EPS	200,349,548	201,789,219	219,981,977

Loss per share from continuing operations - basic and diluted	(1.06)	(0.49)	(0.45)
The following table reflects the loss and share data used in the basic and diluted EPS calculations from discontinued operations:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Numerator
Loss for the period from discontinued operations	(25,128)	(4,917)	—
Loss attributable to Equity of the Company from discontinued operations	(25,128)	(4,917)	—
Denominator
Weighted average number of shares for basic and diluted EPS	200,349,548	201,789,219	219,981,977

Loss per share from discontinued operations - basic and diluted	(0.13)	(0.02)	—
The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Numerator
Loss for the period	(238,269)	(104,178)	(99,105)
Less: net loss attributable to non-controlling interest	(37)	(23)	(19)
Loss attributable to Equity of the Company	(238,232)	(104,155)	(99,086)
Denominator
Weighted average number of shares for basic and diluted EPS	200,349,548	201,789,219	219,981,977

Loss per share - basic and diluted	(1.19)	(0.52)	(0.45)
Potential dilutive securities that are not included in the diluted earnings per share calculations because they would be anti-dilutive are as follows:

	For the year ended December 31,
	2022	2023	2024
Share Options and Stock Units	1,874,830	2,017,355	3,474,322

32 Transactions and balances with related parties
Terms and conditions of transactions with related parties
The following is a description of related party transactions the Group has entered into since January 1, 2022, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.
Transactions with Key management
Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
In thousands of USD	2022	2023	2024
Short-term employee benefits	3,889	3,332	3,528
Other benefits	107	114	40
Share-based compensation	5,155	1,858	2,070
Total	9,151	5,304	5,638
Additional Compensation to the Former Members of the Management Board
In 2022, the former Management Board were also entitled to receive an additional compensation in the amount of USD 1.7 million, following their resignations. This was fully paid in 2023.
See Note 18 for additional information regarding the share-based compensation plans.
33 Fair Values of Financial Instruments
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
Financial investments measured at fair value
As of December 31, 2024 other financial assets were measured using as inputs quoted prices in an active market, corresponding to the Level 1 of the fair value hierarchy of IFRS 13.
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
34 Financial risk management objectives and policies
The Group is exposed to market risk, credit risk and liquidity risk. The risks are monitored by appropriate management at each level. The Group’s financial risk activities are governed by appropriate policies and procedures, and financial risks are identified, measured and managed in accordance with the Group’s policies. The Supervisory Board reviews and approves the policies for managing each of these risks, which are summarized below.

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
Foreign currency sensitivity
As of December 31, 2024, if the EUR or USD had strengthened/weakened by +/- 5 or +/-10% against all other currencies with all other variables held constant, the hypothetical impact in the major local currencies on pre-tax equity and profit before tax would have been as follows, mainly as a result of foreign exchange gains/losses on translation of trade and other receivables, cash as well as trade and other payables denominated in EUR or USD.
The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies to which the Group is exposed (EUR, AED, XOF, KES, MAD, NGN, DZD, GHS, UGX, EGP), with all other variables held constant. The Group’s exposure to foreign currency changes for all other currencies is not material.
The Group assessed a possible change of +/- 5% to Euro (EUR), Algerian Dinar (DZD), West African CFA franc (XOF), Moroccan Dirham (MAD) and Ugandan Shilling (UGX) due to valuation fluctuations in 2024 of (2.6)% to 6.3% of these currencies to the United States Dollar (USD), a possible change of +/- 10% of Kenyan Shilling (KES), Ghanaian Cedi (GHS), Egyptian Pound (EGP) and Nigerian Naira (NGN) due to valuation fluctuations in 2024 of (17.6)% to 72.5% of these currencies to the United States Dollar (USD),. The Group also assessed a possible change of +/- 5% to Algerian Dinar (DZD), Ugandan Shilling (UGX), Moroccan Dirham (MAD) and United Arab Emirates Dirham (AED) due to valuation fluctuations in 2024 of (8.4)% to (3.7)% of these currencies to the Euro (EUR), a possible change of +/- 10% to Kenyan Shilling (KES), Ghanaian Cedi (GHS), Egyptian Pound (EGP) and Nigerian Naira (NGN) due to valuation fluctuations in 2024 of (22.5)% to 62.3% of these currencies to the Euro (EUR).
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

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in EUR/USD
	5%	32,594	1,340
	(5)%	(32,594)	(1,340)
Change in EUR/AED
	5%	98	(6)
	(5)%	(98)	6
Change in EUR/KES
	10%	(5,116)	74
	(10)%	5,116	(74)
Change in EUR/MAD
	5%	(5,432)	(66)
	(5)%	5,432	66
Change in EUR/NGN
	10%	(19,545)	(32)
	(10)%	19,545	32
Change in EUR/DZD
	5%	(1,362)	(13)
	(5)%	1,362	13
Change in EUR/GHS
	10%	(1,877)	(18)
	(10)%	1,877	18
Change in EUR/UGX
	5%	(1,444)	(3)
	(5)%	1,444	3
Change in EUR/EGP
	10%	(7,865)	(2,932)
	(10)%	7,865	2,932

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in USD/XOF
	5%	(2,241)	(138)
	(5)%	2,241	138
Change in USD/KES
	10%	(9,001)	255
	(10)%	9,001	(255)
Change in USD/MAD
	5%	(2,236)	(94)
	(5)%	2,236	94
Change in USD/NGN
	10%	(10,785)	(839)
	(10)%	10,785	839
Change in USD/DZD
	5%	(711)	—
	(5)%	711	—
Change in USD/GHS
	10%	(1,064)	(172)
	(10)%	1,064	172
Change in USD/UGX
	5%	(1,230)	(36)
	(5)%	1,230	36
Change in USD/EGP
	10%	(9,559)	(106)
	(10)%	9,559	106
Interest rate risk
Interest rate risk is the risk that:
i.the fair value of financial assets or financial liabilities will change due to movements in the interest rate curve; and,
ii.the cash flows of financial assets or financial liabilities will change due to movements in the interest rate curve.
The Group has invested excess cash in financial instruments such as listed investment grade bonds pursuant to its cash management strategy, as discussed in Note 13. Changes in the interest rate curve will affect the fair value and/or cash flows of the listed investment grade bonds.
In respect of interest rate risk, management monitors the change in interest rates. The Group does not use derivatives as hedging instruments to limit its exposure from interest rate risks.
As of December 31, 2024, the listed investment grade bonds held by the Group are fixed-rate instruments.

Interest rate sensitivity
As of December 31, 2024, if the interest rate curves had changed by +/-50bps, with all other variables held constant, the hypothetical impact on pre-tax equity would have been as follows:

As of December 31, 2024 In thousands of USD		Effect on pre-tax equity
CITI - listed investment grade bonds
	0.5%	(90)
	(0.5)%	90
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
Trade receivables
As of December 31, 2024, the Group has as an allowance for uncollectible receivables of USD 2,927 thousand (2023: USD 5,101 thousand) as set out in the Note 14.
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
Cash deposits
Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. The Group’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2023 and 2024 is the carrying amount as illustrated in cash and cash equivalents in the consolidated statement of financial position.
The expected credit losses (“ECL”) from cash and cash equivalents, are estimated by the Group as immaterial as of December 31, 2022, 2023 and 2024, due to low credit risk rating of the financial institutions.
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

Other financial assets
The Group’s maximum exposure to credit risk for other financial assets of December 31, 2024 is the respective carrying amount.
As of December 31, 2024, all of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk (stage 1 of the 3-stage model), and the loss allowance recognized during the period was therefore limited to expected credit losses for 12 months. Management considers ‘low credit risk’ for listed bonds to be an investment grade credit rating by a major rating agency. The Group considers that credit risk increases significantly if the credit rating deteriorates to a non-investment grade rating.
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
During 2019, the Group has secured funding relating to the entry of a new investor in January 2019 and the Initial Public Offering (IPO) with concurrent private placement in April 2019. We received USD 280 million in net proceeds from our initial public offering and additional capital in the aggregate amount of USD 86 million from Pernod Ricard Deutschland GmbH. Most of this funding is transferred to operating entities in the form of loans which are eliminated in consolidation. In December 2020, the Group completed an equity offering. Proceeds from the offering, net of commissions and expenses, were USD 231 million. During March 2021, the Group raised additional equity funding with proceeds, net of commissions and expenses, of USD 341 million and in August 2024, the Group raised another equity funding with proceeds, net of commissions and expenses, of USD 94.7 million.
As all funding has been exclusively obtained from the shareholders and there are no external borrowings, the Group does not incur an interest rate risk in this regard.
Based on the cash flow forecast for 2025, the Group has sufficient liquidity as of December 31, 2024 for the next twelve months.
35 Commitments and contingencies
Tax contingencies
The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.
As of December 31, 2024, there are ongoing tax audits in various countries. Some of these tax inquiries have resulted in re-assessments, whilst others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigation in determining legal provisions. Final claims or court rulings may differ from management estimates. In addition, Management is required to make estimates and judgements about the ultimate outcome of other tax risks that have not led to an investigation or litigation but that, based on Management’s own assessment, may lead to potential tax claims.
As of December 31, 2024, the Group has recognized tax provisions as described in Notes 22 and 30.
Furthermore, consistent with other multinational groups, the conflict between the Group’s international operating model, the jurisdictional approach of tax authorities and some domestic tax requirements in relation to withholding tax and VAT compliance and recoverability rules, could lead to a further USD 13,040 thousand in additional uncertainty on tax positions. The likelihood of future economic outflows with regard to these potential tax claims is however considered as only possible, but not probable. Accordingly, no provision for a liability has been made in these consolidated financial statements.
The Group may also be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote.
Guarantees
The Group has other commitments such as bank guarantees issued. As of December 31, 2024 the Group bank guarantees amount to USD 518 thousand (2023: USD 561 thousand).
Lease commitments
As disclosed in Note 20, the Group was committed to short term leases which at December 31, 2024 amounts to USD 395 thousand (2023: USD 686 thousand).
Other commitments
The Group has committed to allocate USD 53.6 million to a service supplier from December 2024 to April 2030, consisting of an initial commitment of USD 3.6 million through April 2025, followed by annual commitments of USD 10.0 million for the subsequent five years.
Others
The Group is involved in several ongoing legal cases with suppliers, customers and employees. The Group continuously reviews and assesses these cases, recording provisions based on management’s judgment and estimates provided by internal and external consultants as of each reporting date. The total global contingent liability is estimated at USD 1,007 thousand as of December 31, 2024 (2023: USD 1,670 thousand).
In assessing the potential outcomes of legal claims and contingencies, the Group relies on the advice of legal counsels, which is based on their professional judgment and takes into account the current stage of the proceedings, relevant legal precedents, and the experience gained from similar cases. Provisions are recognized only when the Group determines that it is more likely than not that an obligation exists and that a reliable estimate of the financial impact can be made.
The contingent liability disclosed here reflects the Group’s exposure to cases where the likelihood of an adverse outcome cannot be reasonably estimated or where such an outcome is not considered probable. These amounts remain subject to significant uncertainty, as the resolution of these matters ultimately depends on court decisions or negotiated settlements, which may differ from current estimates.
36 Subsequent events
As further described in Note 30, subsequent to year-end, the Group received a Court decision which did not fully resolve the underlying uncertainty of the tax position. Therefore, the Group has maintained the corresponding provision for income tax.