Form 20-F
period 2025-12-31
Jumia Technologies AG
filed 2026-02-24
CIK 1756708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________________________________
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
247,705,230 ordinary shares, no par value.
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

INTRODUCTION
We conduct our business through Jumia Technologies AG, a German stock corporation (Aktiengesellschaft) and its subsidiaries. Except where the context otherwise requires or where otherwise indicated, the terms “Jumia”, the “Company”, the “Group”, “we”, “us”, “our”, “our company” and “our business” refer to Jumia Technologies AG together with its consolidated subsidiaries as a consolidated entity.
i

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION
We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”).
Our consolidated financial statements are reported in US dollars, which are denoted “US dollars”, “USD” or “$” throughout this Annual Report on Form 20-F (“Annual Report”).
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

MARKET AND INDUSTRY DATA
We obtained the industry, market and competitive position data from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, the International Monetary Fund (“IMF”), Organisation for Economic Co-operation and Development ("OECD"), Central Bank of Nigeria, Ghana Statistical Service, Statista, GSMA, Brookings Institution, DataReportal and the United Nations. None of the independent industry publications used in this Annual Report were prepared on our behalf.
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
In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “may”, “will”, “expect”, “estimate”, “could”, “should”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Forward-looking statements contained in this Annual Report include, but are not limited to, statements about:
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
•we rely on external financing and may not be able to raise necessary funds;
•our markets pose significant operational challenges that require us to expend substantial financial resources;
•many of our countries of operation face political instability or changes in regulatory and/or government policies;
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
•if we are unable to adapt to changes in our industry or successfully launch and monetize new and innovative technologies, our growth and profitability could be adversely affected;
•we may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones;
•we may fail to maintain or grow the size of our customer base or the level of engagement of our customers;
•sellers set their own prices and decide which goods they make available on our marketplace, which could affect our ability to respond to customer preferences and trends;
•we depend on third-party carriers as part of our fulfillment process, giving us limited control over the fulfillment process and exposing us to challenges should we need to replace carriers;
•we may experience malfunctions or disruptions of our technology systems;
•we may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances;
•we could face liability and be forced to change our payment gateways if we are found subject to or in violation of current or new laws or regulations governing banking, money transmission, tax, anti-money laundering or electronic funds transfers in any country where we operate.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. [Reserved]
Not applicable.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
The following risks may have material adverse effects on our business, financial condition, results of operations and prospects. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also materially affect our business operations and financial condition.
Risks Related to Our Business, Operations and Financial Position
We have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future.
Since our founding in 2012, our revenue has not covered our operating expenses. We incurred net losses of $104.2 million in 2023, $99.1 million in 2024 and $61.5 million in 2025. As of December 31, 2025, our accumulated losses totaled $2.2 billion.
There is no guarantee that we will generate sufficient revenue in the future to offset the cost of maintaining our platform and maintaining and growing our business. Furthermore, even if we achieve profitability in certain of our more mature markets, where e-commerce is growing rapidly, there is no guarantee that we will be able to break even and achieve profitability in other markets, where e-commerce adoption is slower, or for the group as a whole. Our operating expenses may continue to increase as we intend to expend financial and other resources on acquiring and retaining sellers and customers, growing and maintaining our technology, sales and marketing efforts and conducting general administrative tasks associated with our business, including expenses related to being a public company. These investments may not result in sufficient revenue growth to become profitable. If we cannot generate enough revenue to exceed our business costs, we will not be able to achieve or sustain profitability.
We rely on external financing and may not be able to raise necessary funds.
Since inception, we have had negative operating cash flows and have relied on external financing. For example, we received net proceeds of $94.7 million from our equity offering in August 2024. However, we may need additional funds to finance our operations or growth. If we are not able to raise the required funds, or if we fail to project and anticipate our capital needs, we may be forced to limit or scale back our operations, which may adversely affect our growth, business and market share and could ultimately lead to insolvency.

If we choose to raise funds by issuing new shares, our ability to place such shares at attractive prices, or at all, depends on the condition of equity capital markets in general, the performance of our business and the price of our ADSs in particular, and the price of our ADSs may be subject to considerable fluctuation.
Debt financing is currently unlikely to be available to us due to our loss making history, negative operating cash flows and lack of significant physical assets and collateral. If debt financing were available, such financing may require us to post collateral in favor of the relevant lenders or impose other restrictions on our business and financial position. A breach of the relevant covenants or other contractual obligations contained in any of our current or future external financing agreements may trigger immediate prepayment obligations or may allow the relevant lenders to seize collateral posted by us. In addition, we could raise funds through debt financing on unfavorable terms. This could adversely affect our operational flexibility and profitability.
Our markets pose significant operational challenges that require us to expend substantial financial resources.
Operations in emerging African markets face fragmented and largely underdeveloped logistics, delivery, and payment infrastructure. These constraints increase delivery times and costs, making it difficult to compete with offline stores. Underdeveloped infrastructure may also limit our growth prospects by obstructing access to potential customers. Lack of an established, secure and convenient cashless payment system in certain of our markets also poses significant challenges for sellers. A large percentage of our customers either do not have a bank account or do not trust online payments, which is why cash on delivery is still a payment method used by many of our customers.
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
Many of our countries of operation face political instability or changes in regulatory and/or government policies.
Frequent and intense periods of political instability make it difficult to predict future trends in governmental policies. African governments frequently intervene in their economies and make significant changes in policy and regulations. Past actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Our business may be adversely affected by changes in government policies or regulations, including such factors as exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where we operate. Such intervention may increase in the future.
Our business may be materially and adversely affected by an economic slowdown in any region of Africa.
Our business depends on consumer spending. Expected long-term improvements in African economic conditions and purchasing power may not materialize. The development of African economies, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, real disposable income, poverty rates, wealth distribution, interest rates, taxation, currency exchange rates, weather conditions, terrorism and acts of war. As our operations in Egypt, Ivory Coast and Nigeria generate a larger portion of our orders and revenue, adverse economic developments in Egypt, Ivory Coast or Nigeria could have a greater impact on our results than a similar downturn in other countries.
Furthermore, in some of the countries in which we operate, local banks have faced liquidity issues and may face such issues in the future, which could lead to bank failures or systemic collapse, which in turn could result in an economic slowdown in the particular region.
Currency volatility and inflation may materially adversely affect our business.
Third-party sellers and customers transact on our marketplace in local currency. The economies of a number of the African countries in which we operate are affected by high currency volatility due to, among other things, inflation, selective tariff barriers, raw material prices, current account balances and political uncertainty. In particular, inflation indicators were elevated in a number of our countries at the end of 2025, for example the consumer price index (“CPI”) year-over-year increases in December 2025 amounted to 21% in Nigeria, 14% in Egypt and 5% in Ghana, according to the Central Bank of Nigeria, IMF and Ghana Statistical Service data, respectively. Inflation levels are expected to remain elevated. Higher inflation rates are putting significant pressure on consumer sentiment and spending power, while affecting our sellers’ ability to import and source goods. In addition, the inflationary pressure and currency devaluations, including the devaluation of both the Nigerian Naira and the Egyptian Pound in recent years, are further exacerbated by regional conflicts with notable exposures in a number of African countries, including Egypt, that engage in trading activities with one or more of the parties involved in a regional conflict.
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
We are subject to fluctuations in foreign exchange rates between the US Dollar, our reporting currency, and currencies of other countries where we market or source our goods, for example the Nigerian Naira, the Egyptian Pound, the Kenyan Shilling and the West African CFA Franc. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in US Dollar, and in the reported value of our assets, liabilities and cash flows. In addition, currency fluctuation may adversely affect receivables, payables, debt, firm commitments and forecast transactions denominated in foreign currencies. In particular, transition risks arise where parts of the cost of sales are not denominated in the same currency of such sales. We currently do not hedge this exposure. Fluctuation in exchange rates, depreciation of local currencies, changes in monetary and/or fiscal policy or inflation in the countries in which we operate could have a material adverse effect on our business.
Exchange controls may restrict the ability of our subsidiaries to convert or transfer sums in foreign currencies.
Our ability to generate operating cash flows at the level of the Company depends on the ability of its subsidiaries to upstream funds. Several countries in which we currently operate, including Egypt and Nigeria, have exchange controls and other regulations that can, from time to time, place restrictions on the exchange of local currency for foreign currency and the transfer of funds abroad. These controls generally have not created major operational problems in the past because of our negative profitability, but may become more onerous in the future. These controls and regulations can make it more expensive to exchange local currency for foreign currency and can extend the timeline of foreign exchange transactions. These controls and other controls that may be implemented in the future could limit the ability of our subsidiaries to transfer cash to us.
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
It is possible that a number of laws and regulations may be adopted or construed to apply to us in Africa and elsewhere that could restrict our business. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing such regulation. Changes in current laws or regulations or the imposition of new laws and regulations in our markets or elsewhere regarding e-commerce may slow our growth and could have a material adverse effect on our business.
Our business may be materially and adversely affected by violent crime or terrorism in any region of Africa.
Many of the markets in which we operate suffer from a high incidence in violent crime and terrorism. Violent crime has the potential to interfere with our delivery and fulfillment operations, in particular, given the fact that a high proportion of transactions on our marketplace are settled in cash. Our warehouses may also be targets of criminal acts.

Violent crime may also discourage economic activity, weaken consumer confidence, diminish consumer purchasing power or cause harm to our sellers and customers in other ways.
Growth of our business depends on an increase in internet penetration in Africa and other external factors, some of which are beyond our control.
Our business model relies on an increase in internet penetration and digital literacy in Africa. Even though the main urban centers of Africa typically offer reliable wired internet service, a substantial portion of the population are inhabitants of rural areas, which largely depend on mobile networks. Internet penetration in the markets in which we operate may not reach the levels seen in more developed countries for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed implementation of performance improvements or security measures. The internet infrastructure in the markets in which we operate may not be able to support growth in the number of users, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may also impede improvements in internet reliability. If telecommunications services are not sufficiently available to support the growth of the internet, response times could be slower, which would reduce internet usage and harm our platform. Internet penetration may decline if providers become insolvent or decide to exit a specific country. The price of personal computers, mobile devices and internet access, particularly with respect to mobile data rates, may also limit the growth of internet penetration in the markets in which we operate. Accordingly, there is no guarantee that internet penetration rates, and in particular, mobile internet penetration rates, will continue to grow. Internet penetration in our target markets may even stagnate or decline. Digital illiteracy among many customers and sellers in Africa presents obstacles to e-commerce growth.
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
As the e-commerce business model is relatively new in the markets in which we operate, competition for market share may intensify significantly. Current competitors, such as Amazon and Noon in Egypt, and Temu and Konga in Nigeria, may seek to intensify their investments in those markets and also expand their businesses in new markets. Some of our competitors currently copy our marketing campaigns, and such competitors may undertake more far-reaching marketing events or adopt more aggressive pricing policies, all of which could adversely impact our competitive position. We also compete with a large and fragmented group of offline retailers, such as traditional brick-and-mortar retailers and market traders, in each of the markets in which we operate. In addition, new competitors may emerge, or global e-commerce companies, such as Amazon, Asos, Alibaba, Temu or Shein, which already offer shipping services to certain African countries for a selection of products, may expand across our markets, and such competitors may have greater access to financial, technological and marketing resources than we do. We also face competition from transactions taking place through other platforms, including via social media sites such as Instagram or Facebook.
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
We partner with numerous third parties. For example, 230 logistics providers are integrated into our logistics service and help us and our sellers deliver goods to customers. Additionally, we may enter into new strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party, any economic or business interests of the other party that are inconsistent with ours, the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results, loss of key personnel, actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws, including licensing requirements, reputational concerns regarding our partners or our leadership that may be imputed to us, bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship, and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, these relationships may not deliver the benefits that were originally anticipated.
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
If customers are unable to purchase their preferred products at competitive prices on our marketplace, they may choose to purchase products elsewhere.
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
Our systems may experience service interruptions or degradation because of hardware and software defects or malfunctions, computer denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, or other events. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. In particular, as we have not yet completed a full disaster recovery check, we may not be aware of any material weaknesses in our disaster recovery systems. Any failure of or disruptions to our technology systems may lead to significant malfunctions and downtimes of our websites and apps. If our algorithms suffer from programming failures or our technology systems experience disruptions, we may be unable to deliver goods on time or misallocate goods, either of which could adversely affect our business. Furthermore, we do not have an adequate business continuity infrastructure, and any failure of a key piece of infrastructure may lead to extended outages and generally affect our business continuity. In addition, we may not adequately manage malfunctions. If we cannot fix any malfunction ourselves, we may have to pay third parties to fix the malfunction or to license functioning software, which may be costly.
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
We may not be able to manage future growth efficiently.
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
We may fail to effectively monetize our services.
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

We may be unable to maintain or expand our relationships with sellers.
Our sellers range from small merchants and artisans to large corporations. If we fail to maintain our existing relationships with sellers or build new ones on acceptable terms, we may be unable to maintain our broad product offering, and we may not be able to grow as anticipated.
In order to attract and retain quality sellers, we must, among other factors:
•provide a simple and easy-to-use platform, on which sellers can attractively present their goods and services;
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
Our policy is to delist sellers who fail to meet our performance standards (e.g., quality, environmental compliance and labor relations standards), which may lead to a significant reduction of sellers on our marketplace.

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
Where we engage directly in selling goods, we take on inventory risk. Customer preferences regarding price, quality and design of certain goods may change rapidly, making it difficult to accurately forecast future demand. If we fail to correctly anticipate the demand, we may not be able to avoid overstocking or understocking certain goods. If we underestimate demand, this may result in a loss of customers who are unsatisfied with our delivery times. If we overestimate demand, we may experience excess inventories and may ultimately be forced to record losses for write-offs on inventory. In order to sell such excess inventories, we may choose to sell goods at significant discounts, which may adversely affect our profit margins and the level of prices we can demand for other goods.

Failed deliveries, excessive returns and voucher abuse may adversely affect our business.
Many of our orders are home delivery. Customers may not be present at the scheduled delivery time. In addition, for orders to be paid in cash on delivery, the relevant customer must provide payment at the time of delivery. We typically make three delivery attempts, and if all fail, we return the product to the seller. If there is a failed delivery, we are required to notify the seller within 21 days of shipment. If we fail to do so, we take possession of the item and accept the loss as a result of the failed delivery.
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
A significant increase in failed deliveries, excessive or mistaken returns, or voucher abuse – due to changing customer behavior, customer dissatisfaction with our goods or customer service, or otherwise – may force us to allocate additional resources to mitigating these issues, may force us to waive our commission fees and may materially and adversely affect our business.
We face risks associated with our use of third-party delivery agents and our acceptance of cash on delivery as a payment method.
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
Significant increases in misappropriated inventory, late collections or unrecoverable receivables, whether due to fraud or otherwise, may force us to allocate additional resources to mitigating these issues, to waive our commission fees and may materially and adversely affect our business.
We may face allegations and lawsuits claiming items listed on our marketplace are counterfeit, pirated, or illegal.
Customers, third-parties or regulators may allege that items offered through our marketplace infringe third-party intellectual property rights, are illegal or violate consumer protection laws. While we employ measures to verify the authenticity of goods sold on our marketplace and to penalize sellers who attempt to sell infringing, counterfeit and otherwise illegal goods, these measures may not successfully prevent all infringement of intellectual property rights. Investigating complaints may delay the de-listing of infringing goods and may not eliminate our liability. We may be subject to civil or criminal liability for unlawful third-party activities on our platform.

If counterfeit or illegal goods are listed or sold on our marketplace, we could face claims for such listings or for our failure to restrict them. Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle such claims. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit, pirated or illegal goods, we could face regulatory, civil or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices and implement further measures in an effort to protect against these potential liabilities. Sellers whose content is removed, regardless of our compliance with the applicable laws, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.
Finally, the public perception that counterfeit or illegal items are sold on our marketplace could damage our reputation, deter sellers, customers and brands from doing business via our platform, and diminish the value of our brand.
Harmful goods, defects and recalls could adversely affect our business and reputation.
As the goods offered through our marketplace are manufactured by third parties, we have limited control over the quality of these goods. We cannot always prevent sellers from offering goods that could cause injury, death or property damage. Where acting as a marketplace or direct seller, we may face recalls, product liability claims, fines, or criminal charges. We may lack adequate insurance against such risks or recourse against suppliers, particularly those without sufficient capital or located in jurisdictions like China where enforcement is difficult. In addition, resulting negative publicity could damage our brand and reputation.
Failure to deal effectively with fraud and fictitious transactions on our platform could harm our business.
Given our markets, participant volume, and the fragmentation of our business, it is a challenge to anticipate and detect fraudulent activities. Although we implement measures to detect and reduce fraud, they may not be effective or improve overall participant satisfaction. Additional measures to address fraud could also reduce the attractiveness of our platform to sellers or customers.
We may receive complaints from customers who did not receive purchased goods or sellers who did not receive payments for ordered goods. In addition, sellers may engage in fictitious or “phantom” transactions to artificially inflate their ratings and search rankings. This activity may harm legitimate sellers by favoring perpetrators and mislead customers regarding seller reliability.
We have experienced improper practices by independent sales consultants and employees. While we improved our internal controls, we cannot assure they will prove effective. Future misconduct could damage our brand and reputation as an operator of a trusted marketplace, which could drive sellers, customers and other participants away from our marketplace.
Negative publicity regarding actual or alleged fraud on our platform or by our employees could diminish customer confidence, reduce our ability to attract or retain participants, and discourage banks from processing transactions on our platform. Such events could harm investor confidence, limit our ability to raise capital, and damage our reputation and diminish the value of our brand.
In addition to fraud committed by sellers, employees, partners or other third parties, we face the risk of fraud perpetrated directly by our customers. Customer fraud may harm seller confidence in the integrity of our marketplace and the certainty of payment and may harm our reputation, including with our payment partners.
We may be subject to chargeback and refund liability if our sellers do not reimburse chargebacks or refunds resolved in favor of their customers.
We face risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by sellers on our marketplace. When a billing dispute with respect to a transaction on our platform is resolved in favor of the cardholder, including in instances of fraudulent seller activity, the transaction is typically “charged back” to us and the purchase price is credited or otherwise refunded to the cardholder. If we do not collect chargebacks or refunds from the seller’s account, or if the seller refuses to or is unable to reimburse us for chargebacks or refund due to closure, insolvency, or other reasons, we may lose the amount refunded to the cardholder. Additionally, chargebacks occur more frequently with online transactions than with in-person transactions.
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
Furthermore, delivery times for our goods vary due to a variety of factors such as relevant goods, stock levels, location of warehouses from which goods are shipped, speed of our sellers, number of goods included in the relevant order, country in which sellers and customers are located and the speed of third-party carriers. Customers may expect faster delivery times and more convenient deliveries than we can provide. If we are unable to meet customer expectations, or if our competitors are able to deliver goods faster or more conveniently, our reputation and competitiveness may suffer and we could lose customers.
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
Our logistics services may malfunction, suffer outages or otherwise fail.
We rely on third-party logistics and delivery companies to fulfill orders and deliver goods to customers, in particular with respect to last-mile delivery. We maintain a logistics information platform that links our information system to those of our logistics partners. Interruptions to or failures in our third-parties’ logistics and delivery services, or in our logistics information platform, could prevent the timely or proper delivery of goods to customers, which could harm our reputation, especially during key sales events, like Black Friday. Such disruptions may result from factors beyond our control, including natural disasters, labor unrest, provider insolvency, or changes in regulation.
If the logistics information platform we use were to fail for any reason, our logistics providers may find it more difficult or even impossible to connect with our sellers, and their services and the functionality of our platform could be severely affected. Our existing disaster recovery plans may not be sufficient to resolve these issues timely.
In addition, in the event of any interruptions to or failures in our third-parties’ logistics and delivery services, or in our logistics service, we could be held liable by our sellers and/or customers for any resulting damage.

Our logistics service costs fluctuate based on raw material and fuel prices, and we may not be able to pass on price increases to our sellers and customers.
Our logistics service relies on a number of logistics partners, with whom we agree on certain economical terms and settle the incurred costs. While we seek to pass on to our sellers and customers most of the costs of these logistic services, we typically bear the risk of cost fluctuation. The costs of our logistics service are influenced by a variety of factors, many of which are beyond our control, including raw material and fuel prices which are volatile in our countries of operation, labor costs, rent levels, import tariffs and fluctuation in foreign exchange rates, the capacity and utilization rates of our sellers and carriers, which in turn depend on general demand, as well as the quantities of goods we demand and our specifications. As a result, our costs may vary considerably in the short-term and increase significantly if certain partners experience shortages. We may not be able to pass on such costs to our sellers or customers through price increases, and such price increases could adversely affect demand for the goods or services sold on our marketplace. If competitors are able to offer lower prices as they benefit from decreasing raw materials or fuel prices, sellers and customers may demand that we also lower our prices, irrespective of the actual development of our costs.
Changes in how customers pay their transactions could harm our business.
We may pay significant transaction fees when customers fund payment transactions using credit, debit or prepaid cards, mobile money or via bank transfers, and no fees when customers fund payment transactions from an existing Jumia account balance or pay cash on delivery. An increase in the proportion of more expensive payment forms as compared to less expensive payment forms could have a material adverse effect on our business and results of operations.
Our payment gateways could fail to function properly, and we may not be able to expand or integrate them into other online portals.
Our payment gateways, which aim to provide customers with the most relevant payment methods in their respective country, together with their network of licensed payment service providers and other partners, facilitate transactions between sellers and customers and provides certain participants with access to financial services. Due to the variety and complexity of the payment methods we offer, we may experience failures in our checkout process, such as banks rejecting payment or customers having insufficient funds, which could adversely affect our conversion rate, defined as the share of potential customers visiting our marketplace who actually place an order, and our business. We may also experience complications and errors in our payment processing services such as paying duplicate refunds to certain customers or failing to remit refunds to our customers in a timely manner.
We rely on third parties to provide payment processing services. We also rely on third-party payment processors, and encryption and authentication technology licensed from third parties, to securely transmit customers’ personal information. If these companies become unwilling or unable to provide these services or increase their fees, such as bank and intermediary fees for card payments, our operations may be disrupted and our operating costs could increase. Our invoice and billing systems may malfunction due to the implementation of new payment methods and technology, errors in existing codes or other technology issues. Any such issues may impair our ability to create correct invoices, avoid the recording of duplicate invoices or payments and collect payments in a timely manner, or at all. Even though we aim to contract with multiple providers with overlapping competencies, there is no assurance that our third-party sellers will not experience a disruption in their services, increase their costs, or discontinue their services.
In addition, our current payment infrastructure may prove insufficient if we continue to grow. For instance, we may not be able to process high volumes. Any failure of the technology behind our payment solutions could be disruptive.
We could face liability and be forced to change our payment gateways if we are found subject to or in violation of current or new laws or regulations governing banking, money transmission, tax, anti-money laundering or electronic funds transfers in any country where we operate.
A number of jurisdictions where we operate have enacted legislation regulating payment service providers, money transmitters and/or electronic payments or funds transfers. In a number of these countries, the legal framework, its interpretation and/or enforcement has recently changed substantially and we are challenged to adjust our operations. If our operation of payment gateways were found to be in violation of payment services laws or regulations or any tax or anti-money laundering regulations, or engaged in an unauthorized banking or financial business, we could be subject to liability and fines, forced to cease business in certain countries, or forced to change our practices.

Deterioration in the performance of, or our relationship with, third-party payment providers or aggregators may adversely affect our payment gateways and harm our business.
Our payment gateways often rely on payment providers and aggregators to facilitate customer payments. Payment providers and aggregators collect payment from customers via credit, debit or prepaid cards, mobile money accounts or bank transfers and then forward payment to the merchants, usually within one to three business days. Thus, payment providers allow merchants to collect card or bank transfer payments without establishing a direct relationship with banks and/or card networks used by our customers. If our relationship with such other service providers or third-party aggregators weakens, our ability to provide payment services to our customers may be adversely affected. Lastly, if these third-party providers and aggregators fail to meet certain quality standards, our business and reputation may suffer.
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
We may be subject to card fraud, identity theft or other fraudulent behavior.
We may be liable for fraudulent card transactions and do not currently carry insurance against this risk. Our fraud scoring systems may fail or algorithmic gaps may result in unauthorized purchases. In addition, increasingly strict data protection legislation may limit our ability to obtain the data required for these algorithms to function, causing us to fail to identify fraud.
If purchases or payments are not properly authorized or payment confirmations are transmitted in error, the relevant customer may have insufficient funds or be able to defraud us. Customers who are victims of fraudulent transactions where outside individuals use valid customer account data to purchase goods, including as a result of identity theft, generally, have the right to require that we return those funds. In such instances of fraud, we may not be able to, or may not seek to, recover these chargebacks. While we use delayed settlement to mitigate fraud and avoid paying insolvent sellers, such a regime may not always prove effective.
Because our payment gateways are highly automated and allow for instant payment, we experience heightened susceptibility to fraud. We cannot completely guard against internal or external intruders into our data platform who may seek to use or manipulate our systems to create, transfer, or otherwise misappropriate funds belonging to legitimate customers or to create new accounts or modify or delete existing accounts. We aim to balance convenience and security for sellers and customers, and there is no assurance that we will be completely successful in preventing fraud. Furthermore, permitting new and innovative online payment options may increase the risk of fraud. High levels of fraud could result in an obligation to comply with additional requirements, pay higher payment processing fees or fines, or prevent us from retaining our customers.
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
The recognition and reputation of our brand among our platform participants are critical for the growth and continued success of our business and for our competitiveness in the markets in which we operate. Any loss of trust in our platform could harm the value of our brand and result in customers and sellers ceasing to transact business on our marketplace or participants reducing the level of their commercial activity in our ecosystem. As competition intensifies, investments to improve our reputation and increase the value of our brand may become more expensive and/or not be successful. Many factors, some of which are beyond our control, are important for maintaining and enhancing the reputation of our platform and brand, including our ability to:
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

In order to reach a diverse customer base in the e-commerce industry and to further build awareness of our brand, we have incurred, and continue to incur, substantial marketing expenses. We may incur a higher level of marketing expenses in the future. Our investment in marketing may not be effective in growing the usage of our platform.
For purposes of planning our future marketing efforts, including deciding on the mix of marketing channels and setting our marketing budget, we rely on data regarding the effectiveness of marketing measures and channels collected in the past. Any inability to accurately measure the effectiveness of our marketing measures and channels, for example due to the time lag between the first customer contact and the placement of an order as well as the time of the order and revenue realization, may lead to our marketing efforts not having the desired effect. Furthermore, there can be no assurance that our assumptions regarding required customer acquisition costs and resulting revenue, including those relating to the effectiveness of our marketing investments, will prove to be correct.
Our current marketing channels may not continue to be effective or generally available to us in the future. Our online partners may not be able to deliver the anticipated number of customer visits, or visitors attracted to our marketplace by such events may not make the anticipated purchases. New regulation may adversely affect certain marketing channels, in particular regulation aimed at controlling and censoring social media and increasing data protection of natural persons. If we are not able to use our existing marketing channels due to increasing regulatory scrutiny, it could limit our ability to acquire and retain customers.
An inability to attract sufficient traffic to our platform, have potential customers download our app to their mobile devices, translate a sufficient number of website visits or app downloads into purchasers with sufficiently large order values, build and maintain a loyal customer base, increase the purchase frequency of these customers, or do any of the foregoing on a cost-effective basis, could have a material adverse effect on our business.
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
Given that the internet and mobile devices are characterized by rapid technological advances, including advances in the field of machine learning, artificial intelligence, micro-services and server-less architecture, our future success will depend on our ability to adapt our websites, apps and other parts of our technology platform to such advances and to sustain their interoperability with relevant operating systems. We expect to continue to make significant investments in our technology. However, there is no guarantee that the resources we have invested or will invest in the future will allow us to develop suitable technology solutions. Our customers largely rely on mobile devices to access our offerings. The variety of technical and other configurations across mobile devices and platforms makes it more difficult to develop websites and apps that are suitable for multiple channels. In addition, any changes in popular operating systems may reduce the functionality of our websites and apps or give preferential treatment to competitors.
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
We depend upon the continued services and performance of our senior officers and other key personnel, whose experience and local knowledge are difficult to replicate. Their loss could have a material adverse effect on our business, and we may be unable to find suitable replacements timely, potentially incurring significant recruitment costs. In addition, changes in our management team and our overall employee headcount may disrupt our business and cause capacity constraints. Furthermore, terminated employees might harm our reputation or disclose confidential information to the public or third parties, such as competitors.

Our success also depends on our ability to attract and retain talented personnel, which requires significant time, investments, and management attention. Competition for talent is intense, particularly for technology experts and other qualified personnel in our fields of operations. For example, other leading technology platforms also operate technology centers in Porto, Portugal, and compete directly with us for the same talent pool. In addition, certain governments started to promote access of indigenous peoples to better workplaces by limiting the number of expatriates or foreign workers. While our local workforces are mostly comprised of local employees, some of our group-level management and certain key personnel on a local level are expatriates from countries outside Africa, and any employment and immigration regulations may adversely affect our ability to retain or replace the required personnel.
We manage our operations on a decentralized basis, which presents certain risks, including the risk that we may be slower or less able to identify or react to problems affecting our business than we would in a more centralized environment.
While we have centralized functions such as technology, finance, R&D, and data teams located in Porto, Portugal, we manage most of our on-site operations on a decentralized basis, granting local managers significant freedom concerning day-to-day operations. Consequently, we may be slower to identify or react to business and compliance issues we face than in a more centralized environment. In addition, “company-wide” initiatives, such as the integration of disparate information technology systems, may be more challenging and costly to implement, and their risk of failure higher, than they would be in a more centralized environment.
Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.
We believe that our entrepreneurial and collaborative culture has been an important contributor to our success, which fosters innovation, teamwork and passion among our employees. As we grow, we may have difficulties in maintaining this culture to sufficiently meet the needs of our future and evolving operations, and we must be able to effectively integrate, develop and motivate a growing number of employees.
We are subject to various risks for which we may not be adequately insured.
We maintain market standard insurance coverage, but it does not cover all risks associated with our business. Certain events, such as interruptions or security breaches of our technology platform, could potentially lead to interruptions of our operations or cause us to incur significant costs, all of which may not be covered or fully covered by our insurance policies. In addition, our insurance coverage is subject to various limitations and exclusions, retentions amounts and limits. Furthermore, if any of our insurance providers becomes insolvent, we may not be able to successfully claim payment from such insurance provider. In the future, we may not be able to obtain coverage at current levels, or at all, and premiums for our insurance may increase significantly.
We may be subject to allegations, enforcement proceedings, and lawsuits concerning anti-money laundering and anti-terrorist financing.
As cash payments continue to be the most trusted and most widely used payment method in the countries in which we operate, our operations mainly depend on our “cash on delivery” payment option. We have implemented various group-wide policies and procedures, including internal controls and “know-your-customer” (“KYC”) procedures, to comply with anti-money laundering (“AML”) and anti-terrorist financing laws. However, these measures may not be completely effective in preventing other parties from using our platform, or any financial institutions we collaborate with, as a conduit for money laundering or terrorist financing without our knowledge. Although we take steps to conduct due diligence on our sellers, there is no assurance that our ecosystem is void of individuals and entities (collectively, “persons”) who are the target of U.S. sanctions, including persons designated on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List or other international sanctions. Any violation by us of applicable economic sanctions laws or regulations or other restrictive measures could result in criminal, civil and/or material financial penalties, as well as reputational harm. In addition to our own internal procedures, we rely on certain payment and lending service providers, including banks and other financial institutions, to have their own appropriate AML compliance policies and procedures. Any strengthening of our KYC efforts as well as penalties for non-compliance with our policies, may deter certain sellers from doing business with us or may cause a number of our existing seller accounts to close.

We have not been subject to fines or other penalties or suffered business or other reputational harm as a result of actual or alleged money laundering or terrorist financing activities. However, if we were to be associated with money laundering or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, potential criminal charges for failure to report such activity, or other forms of legal enforcement, including being added to any “blacklists” that would prohibit certain parties (for example, U.S. banks and financial institutions) from engaging in transactions with us, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations. Even if we and any financial institutions with whom we collaborate continue to seek to comply with applicable AML and anti-terrorist financing laws and regulations, we and such financial institutions may not be able to ensure full compliance.
If we are unable to accurately assess our performance through certain key performance indicators, this may adversely affect our ability to determine and implement appropriate strategies.
We assess the success of our business through a set of key performance indicators (“KPIs”) such as the number of Annual Active Customers, Quarterly Active Customers, Orders, Orders adjusted for perimeter effects, Orders Physical Goods, Orders Physical Goods adjusted for perimeter effects, Orders JumiaPay App, Orders JumiaPay App adjusted for perimeter effects, GMV, GMV adjusted for perimeter effects, TPV and Jumia Payment Gateways Transactions, as well as Adjusted EBITDA. Our KPIs may not be comparable to similarly named indicators used by our competitors and are not verified by an independent third-party.
Capturing accurate data to calculate our KPIs may be difficult, and there is no guarantee that the information we have collected thus far is accurate or reliable. For example, we use customer accounts to determine the number of Annual Active Customers. The number of customer accounts may, however, be higher than the number of actual individual Annual Active Customers. TPV includes indirect payments volumes and, accordingly, may not be comparable with similar measures used by other companies. GMV could be inflated due to weak or error-prone data collection processes, misconduct, or malicious seller or customer behavior. Furthermore, we obtain certain information from third-party service providers who help us assess the performance of our business, including Google Analytics. Such relevant third-party service providers may not fully disclose the methods of how they compile such information and such information may be inaccurate.
As a result, our KPIs may not reflect our actual performance or predict future revenue. Investors should not place undue reliance on these KPIs. Management relies on these indicators, and inaccuracies could lead to poor decisions. Furthermore, reporting inaccurate indicators could erode investor confidence and materially harm our business, financial condition, and results of operations.
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
We make provisions based on management’s risk assessment at the time of finalization of the relevant financial statements. Where risks are estimated as probable, we make provisions in our financial statements. The risk assessment may change from one period to another, and additional risks may emerge. Changes in the risk assessment may lead to the recognition of additional provisions or the reversal of existing provisions, which can have a material impact on our financial results. Further, while the impact of risks that have already been provided for on our financial results is limited, the materialization of such risks may lead to substantial cash outflows, which may have a material adverse effect on our liquidity. As of December 31, 2025, we had current and non-current provisions for liabilities and other charges of $9.2 million, including tax provisions of $7.3 million.

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
As a result of this seasonality, any factor that adversely affects demand for goods on our marketplace during these periods, including unfavorable economic or political conditions or the outbreak of an epidemic at the relevant time, logistics and other fulfillment constraints resulting in higher delivery times, malfunctions of our websites, and special offers from our competitors, may have a disproportionate effect on our performance, and we may incur lower revenue and losses due to write-offs on excess inventory. For example, Ramadan has positive effects, such as higher orders for certain products prior to Ramadan, and negative effects, such as logistics and fulfillment constraints due to a limited workforce during Ramadan.
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
Required licenses, permits or approvals may be difficult to obtain in the countries in which we operate, and once obtained may be amended or revoked arbitrarily or may not be renewed.
Given our diversified offering of goods and services, we require numerous approvals, licenses and permits from national, regional, and local governmental or regulatory authorities in the countries in which we operate. We may experience difficulties in obtaining or maintaining some of these approvals, licenses and permits. Even if obtained, they are subject to review, interpretation, modification or termination by the relevant authorities. We can offer no assurance that the relevant authorities will not take any action that could materially and adversely affect these approvals, licenses or permits or our ability to sell goods and provide our services, such as actions to increase fees or reduce the scope of permitted services, which may require us to undertake significant efforts and incur additional expenses. To the extent we operate without a license, we could be subject to fines, criminal prosecution or other legal action including suspension of our operations. Any unfavorable interpretation or modification of applicable license requirements or any termination of a required license may significantly harm our operations or may require us to close down parts or all of our operations in the relevant country.

In particular, we may be required to obtain licenses to be able to continue offering certain of our payment solutions or other financial services (for example, in Ivory Coast, since the beginning of 2024, companies operating payment services are required to obtain a Payment Service Provider (“PSP”) license and comply with specific operational standards, in order to comply with the applicable regulations, we have initiated the necessary steps to obtain this license). There can be no assurance that we will obtain any such licenses in a timely manner or at all. Additionally, we may chose not to operate as a direct payment service provider in certain markets, and instead, chose to offer our payment services through agreements with existing licensed banks or payment service providers. If any of these partners were to lose their license, it might prohibit them from continuing to offer services and could inhibit our operations as well.

Legal, Regulatory and Tax Risks
Our global operations involve complex and sometimes conflicting legal and regulatory regimes.
We are subject to numerous laws in different countries, including laws covering the e-commerce sector, privacy, data protection and data security, online content, intellectual property, employment, tax, online payment, consumer protection, competition, anti-corruption and international sanctions. In addition, numerous regulations apply to goods on our marketplace. Since we do not manufacture these goods, our ability to ensure compliance is limited. Changes in consumer protection laws could require additional investments in quality control or product safety.
There can be no assurance of our past or future compliance with all applicable laws and regulations, nor that regulators will agree with our position regarding the adequacy of our existing regulatory licenses or our legal analyses. We take a dynamic approach with respect to compliance with applicable laws and regulations, relying on senior management, our internal legal department and our network of legal advisers in each jurisdiction where we operate to identify and interpret on an ongoing basis the laws and regulations that apply to our business activities. However, uncertainties in the legal and regulatory framework may lead to incorrect risk-based judgments. We have previously failed to timely delist noncompliant products and sellers due to uncertainty regarding the legality or regulatory compliance of certain products. The violation of any of the laws or regulations applicable to us may result in litigation, criminal prosecution, and substantial fines being imposed on us. Even unfounded allegations of non-compliance may adversely affect our reputation and business.
We are subject to laws and regulations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.
We collect personally identifiable information and other data from our customers and prospective customers, sellers, suppliers, contractors and other individuals. We use this information to provide services and relevant products to our customers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We may also share customers’ personal data with certain third parties as authorized by the customer or as described in our privacy policy. As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security. There has been, and we expect there will continue to be, a significant increase in data protection laws. For example, in Europe the General Data Protection Regulation (“GDPR”), imposes stringent requirements regarding the use of personal data and the disclosures required to inform customers about the use of personal data, increased controls on profiling customers and increased rights for customers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significant financial penalties for failures to comply.
    Similarly, the regulatory landscape surrounding data protection, data privacy and information security is rapidly changing across Africa. All countries in which we operate have personal data protection laws. Many of these data protection laws and regulations were only recently enacted and are evolving. Compliance is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform internationally, our ability to transmit customer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all and may be required to host individual servers in each such country where we collect data. In many countries relevant laws also require that a company notify customers in the event of a personal data breach. Moreover, many data protection regimes apply based on where a customer is located, and as we expand, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, which could require us to incur additional costs and restrict our business operations. Any failure to comply or any security incident may result in enforcement actions, litigation, fines, criminal prosecution, and adverse publicity.
We may be adversely affected by changes in the regulations applicable to the use of the internet and the e-commerce sector.
New laws and regulations relating to the use of the internet and the e-commerce sector may be adopted. These laws and regulations may govern the collection, use and protection of data, consumer protection, online payments, pricing, anti-bribery, tax, country specific prices and website contents and other aspects relevant to our business. The adoption or modification of laws or regulations relating to our operations could adversely affect our business by increasing compliance costs, including as a result of confidentiality or security breaches in case of non-compliance, and administrative burdens. In particular, privacy related regulation could interfere with our strategy to collect and use personal information as part of our data-driven approach along the value chain. We must comply with applicable regulations in all of the countries in which we operate, and any non-compliance could lead to fines and other sanctions.
The legal and regulatory environment in certain countries in which we operate can be unstable.
Our business, and the goods and services we offer, are subject to a variety of legislative and regulatory measures in the countries in which we operate. Many of the countries in which we operate have a less established legal system than the United States. Weaknesses in legal systems and legislation in many of these countries, limited budgets for judicial systems, questionable judicial interpretations and/or inadequate regulatory regimes create uncertainty for investments and business due to changing requirements that may be costly, incoherent and contradictory. These risks could have a negative impact on economic conditions in the countries in which we operate. These factors could also result in the interruption of certain of our businesses or an increase in operating expenses in the relevant countries.
Furthermore, government authorities have a high degree of discretion in many of the markets in which we operate, and have sometimes exercised their discretion in ways that may be perceived as selective or arbitrary, or in a manner that could be seen as being influenced by political or commercial considerations. Moreover, many of the governments in the countries in which we operate have the power in certain circumstances, by regulation or other government action, to interfere with the performance of contracts or to terminate them or declare them null and void. Governmental actions may include withdrawal of licenses, withholding of permits, criminal prosecutions and civil actions. In some countries, when the economic environment has deteriorated and in order to compensate for the resulting revenue shortages, authorities have imposed new regulations, in particular relating to tax and customs duties, sometimes unexpectedly. There is no guarantee that legislative authorities in the countries in which we operate will not pass new laws or regulations or amend existing laws and regulations in a manner that would significantly negatively impact our business model or may even render our business model no longer viable.
We do business in certain countries where corruption is considered to be widespread, and we are exposed to the risk of extortion and violation of anti-corruption laws and regulations.
Anti-corruption laws and regulations in force in many countries prohibit companies from making direct or indirect payments to civil servants, public officials or members of governments for the purpose of entering into or maintaining business relationships. In addition, we are subject to certain provisions of the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”). The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. We conduct business in, or may expand our business to, certain countries where there is a high risk of corruption and extortion and in some cases, where corruption and extortion are considered to be widespread and where our companies may have to obtain approvals, licenses, permits, or other regulatory approvals from public officials.
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
Any actual or perceived violation or breach of these anti-corruption laws and regulations, including any potential governmental or internal investigations of perceived or actual misconduct, could affect our overall reputation and, depending on the case, expose us to administrative or judicial proceedings, which could result in criminal and civil judgments, including fines and monetary penalties, a possible prohibition on maintaining business relationships with suppliers or customers in certain countries.
We may face exposure under export controls and sanctions laws that could impair our ability to compete in international markets and subject us to liability.
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
Although we have implemented relevant controls to ensure compliance, failure to comply could result in civil or criminal penalties, government investigations, and financial and reputational harm.
Increased labor costs, compliance with labor laws and adverse labor union relations may adversely affect our results.
We must comply with extensive labor regulations in each of the countries in which we have employees, including with respect to wages, social security benefits and termination, and non-compliance could result in claims and fines. Additionally, governments may adopt laws, regulations and other measures requiring companies in the private sector to increase wages and provide specified benefits to employees. For example, although we currently compensate members of our JForce program as independent sales consultants, it is possible that certain jurisdictions may reclassify them as employees, which would require us to change their compensation and benefits structure. We may face pressure from our labor unions or otherwise to increase employee salaries, and we face the risk that other labor-related disputes, strikes or other disruptions may arise.
Our risk management and compliance structure may prove inadequate.
We have implemented a group-wide risk management and compliance program that is aimed at preventing corruption, fraud and other criminal or other forms of non-compliance by our management, employees, consultants, agents and sellers. Although we seek to improve the effectiveness and efficiency of this program and the frequency at which we perform systematic compliance checks, given the broad scope of our operations and, in particular, the fact that corruption and extortion are common in some countries in which we operate or in which we have operated in the past, such controls may prove to be insufficient to prevent or detect non-compliant conduct. Additionally, certain employees, consultants, agents or sellers may engage in illegal practices or corruption to win business or to conspire in order to circumvent our compliance controls. Similarly, we may fail to identify, mitigate or manage relevant risk exposures. For example, we have identified failures of our internal controls in the past, including fraudulent behavior by our independent JForce agents, employees and sellers, improper orders placed by employees and JForce agents and an allegation of fraudulent local management behavior in contravention of company policy with respect to cash management. While we have implemented improvements to, and routinely monitor, our internal controls at a country and group level, we cannot be sure that such internal control procedures will prove effective or that our policies will be followed.
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
Our intellectual property, including trademarks, trade secrets and proprietary technology, is critical to our success. We have developed, and will continue to develop, a substantial quantity of proprietary software, processes and other know-how, including assortment related know-how, that are especially important to our operations. However, we may not be able to obtain effective protection for such intellectual property in all relevant countries. If the laws and regulations applicable to our intellectual property change, this may make it even more difficult to effectively protect such intellectual property.

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
We may be accused of infringing third-party intellectual property.
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
We have registered word and figurative trademarks as well as internet domains and may register additional similar rights in the future. These rights are regulated by the relevant regulatory bodies and subject to trademark laws and other related laws in the countries in which we have registered them. If we cannot obtain or maintain our existing or future word and figurative trademarks as well as internet domains on reasonable terms, we may be forced to incur significant additional expenses or be unable to operate our business as intended. Furthermore, the regulations governing domain names and laws protecting trademarks and similar proprietary rights could change (e.g., through the establishment of additional generic or country code top level domains or changes in registration processes), which may prevent us from using these rights as intended. In addition, we may not be able to prevent third parties from registering and utilizing domains and trademarks that interfere with those that we have registered.
We may be involved in litigation or other proceedings that could adversely affect our business.
We are regularly exposed to litigation, including in the areas of product warranty, delays of payments or deliveries, intellectual property, labor and tax matters. Unfavorable rulings could result in monetary damages or injunctions prohibiting us from performing critical activities. Defending claims, even those without merit, is expensive, time-consuming, and diverts management’s attention.
Our reliance on standardized contracts compounds risks if provisions are held void.
We use standardized contracts and terms to govern our relationships with numerous sellers and customers. If these are interpreted disadvantageously, or if any clauses are held void and replaced by adverse statutory provisions, many of our contractual relationships could be affected. In addition, our terms face intense scrutiny by the courts or relevant authorities in our operating jurisdictions. Our terms, which are often standardized across jurisdictions, may not comply with all local requirements. Even if they were prepared with legal advice, their validity cannot be guaranteed due to evolving laws and court interpretations.

We are subject to customs and foreign trade regulations that may require us to modify our business practices, incur increased costs or result in a delay in processing goods through customs.
We import a large number of goods and services and such imports and exports may be subject to customs or foreign trade regulations. In addition, we rely on third parties, in particular our sellers, to make certain import, export or customs declarations and we therefore only have limited control over such declarations. Any non-compliance with customs or foreign trade regulations could lead to the imposition of fines or result in our goods being seized, in which case delivery of our goods may be delayed or fail entirely. If these laws or regulations were to change or were violated by our management, employees, sellers or other agents, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.
Our business depends on our ability to source and distribute goods in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports or along key shipping routes create significant risks for our business, particularly if work slowdowns, lockouts, strikes, acts of terrorism or other disruptions occur. Any of these factors could result in reduced sales or cancelled orders.
Our business is subject to the general tax environment in our operating countries, and any changes to this tax environment may increase our tax burden.
Our business is subject to the general tax environment in the countries in which we operate. Our ability to use tax loss carryforwards and other favorable tax provisions depends on national tax laws and their interpretation in these countries. Changes in tax legislation, administrative practices or case law could increase our tax burden and such changes might even occur retroactively. Furthermore, tax laws may be interpreted differently by the competent tax authorities and courts, and their interpretation may change at any time, which could lead to an increase of our tax burden. For example, in a number of countries, tax authorities seek to characterize income from the provision of services as royalties under their domestic legislation and/or tax treaties, which would lead to the imposition of withholding tax and may significantly increase our tax burden. In addition, legislators and tax authorities have changed or may change territoriality rules or their interpretation for the application of value-added tax (“VAT”) on cross border services, which could lead to significant additional payments for past and future periods. In addition, court decisions are sometimes ignored by competent tax authorities or overruled by higher courts, which could lead to higher legal and tax advisory costs and create significant uncertainty.
Tax authorities in various countries are currently reviewing the appropriate treatment of e-commerce activities. Recently, several countries in Africa have imposed new, or increased existing, taxes on e-commerce and mobile services. For example, from 2018 to 2021, Uganda imposed a daily tax of 200 Uganda shillings (equivalent to $0.05) on Over-the-Top (“OTT”) services including Facebook, WhatsApp and Twitter. Users who failed to make this daily payment were unable to access the designated OTT services. This OTT daily tax was repealed and replaced in 2021 by a 12% levy on mobile internet services. In addition, mobile money transfer tax applies in Uganda on money transfer fees and a 0.5% tax is charged on withdrawals. The Ivory Coast imposed a similar 7.2% tax on mobile money transfer fees as from 2019 onwards. Similarly, Kenya has been taxing mobile money transfer fees as well as internet access services for several years up to 20% until being reduced to 15% in 2023. In Ghana, an electronic transfer tax of 1.5% was introduced in 2022, before being reduced to 1% in 2023 and then abolished in 2025. It is possible that other African countries will enact new taxes on OTT services, mobile money transfers or other e-commerce and mobile services or that countries with existing e-commerce and mobile service taxes will raise their current tax rates. Existing or new e-commerce and mobile service taxes may increase the cost of mobile phone usage and data plans for customers, which may discourage mobile phone usage or slow the rate of mobile phone adoption across our markets.
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
We are also in ongoing discussions with the German authorities regarding corporate income tax treatment of services rendered by these partnerships. While we believe the position of the German tax authorities on this issue is not correct, we may be required to pay additional corporate income taxes in an upper single to very low double digit euro million amount if the tax authorities’ view were to prevail and have taken provisions accordingly. See also Note 29 to our audited consolidated financial statements included elsewhere in this Annual Report.
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

Risks Related to the Ownership of our ADSs
Investor perceptions of risks in emerging economies could reduce investor appetite for investments in emerging economies in general or for the securities of issuers operating in emerging economies.
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
Any fluctuations in the market price of our ADSs as a result of the realization of any of these risks, investors could lose part or all of their investment in our ADSs. Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. These lawsuits may result in substantial expenses and could also divert the time and management’s attention, which could significantly harm our profitability and reputation.

We do not expect to pay any dividends in the foreseeable future.
We have not paid dividends to our shareholders and do not currently intend to do so. Under German corporate law, dividends may only be distributed from our net retained profit (Bilanzgewinn). The net retained profit is calculated based on our unconsolidated financial statements prepared in accordance with German generally accepted accounting principles of the German Commercial Code (Handelsgesetzbuch). Such accounting principles differ from International Financial Reporting Standards, as issued by the International Accounting Standards Board, in material respects. Our ability to pay dividends therefore depends upon the availability of sufficient net retained profits.
Any determination to pay dividends in the future will be at the discretion of our management board and will depend upon our results of operations, financial condition, contractual restrictions, including restrictions that may be imposed by covenants contained in existing or future financing agreements, restrictions imposed by applicable laws and other factors management deems relevant. Consequently, we may not pay dividends in the foreseeable future, or at all, and any return on investment in our ADSs is solely dependent upon the appreciation of the price of our ADSs on the open market, which may not occur. See “Dividend Policy.”

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

During the course of documenting and testing our internal control procedures in the future, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.
Future offerings of debt or equity securities could adversely affect our ADSs’ market price, and equity securities issuances could lead to a substantial dilution of our shareholders.
We may require additional capital to finance our operations and growth. We may seek to raise such capital through the issuance of additional ADSs or debt securities with conversion rights (e.g., convertible bonds and option rights). Such issuances could potentially reduce the market price of our ADSs and the Company currently cannot predict the amounts and terms of such future offerings. If such offerings are made without granting subscription rights to our existing shareholders, these offerings would dilute our existing shareholders’ economic and voting rights. In addition, such dilution may arise from the acquisition or investments in companies in exchange, fully or in part, for newly issued ADSs, options granted to our business partners or from the exercise of stock options by our employees in the context of existing or future stock option programs or the issuance of ADSs to employees in the context of existing or future employee participation programs.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our shareholders or the availability of these securities for future sale will have on the market price of our ADSs.

An investment in our ADSs by an investor whose principal currency is not the US dollar may be affected by exchange rate fluctuation.
Our ADSs are, and any dividends to be paid in respect of them would be, denominated in US dollars. An investment in our ADSs by an investor whose principal currency is not the US dollar will expose such investor to exchange rate risks. Any depreciation of the US dollar in relation to the principal currency of the respective investor will reduce the value of the investment in our ADSs or any dividends in relation to such currency.
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
We are incorporated in Germany and conduct substantially all of our operations in Africa through our subsidiaries. In total, five members of our management board and supervisory board are non-residents of the United States. The majority of our assets and the assets of more than half of the members of our management board and supervisory board are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on company representatives or the company in the United States, or to enforce judgments obtained in U.S. courts against company representatives or the company based on civil liability provisions of the securities laws of the United States.
There is no treaty between the United States and Germany for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be directly enforceable in Germany. Enforcement would require either recognition of the judgment by a German court of competent jurisdiction or re-litigation of the underlying claim before such a court.
Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against the company, members of our management board and supervisory board, or our senior management. In addition, there is doubt as to whether a German court would impose civil liability on the company, the members of our management board and supervisory board or our senior management in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Germany against the company or such members, respectively.
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
As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Pursuant to this Regulation, jurisdiction to open insolvency proceedings is determined by the location of a debtor’s center of main interests. If courts in another member state of the EU were to determine that our center of main interests is located in their jurisdiction, insolvency proceedings could be opened in that country and the insolvency laws of that jurisdiction could apply. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.
As a foreign private issuer, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
As of the date of this Annual Report, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to German laws and regulations with regard to such matters and intend to furnish quarterly performance updates and half year interim reports to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) certain sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, although our directors and officers will become subject to section 16(a) share ownership and trading activities reporting as of March 2026 due to recently enacted legislation while remaining exempt from section 16(b) reporting of short swing profit repayment obligations, and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide certain quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our ADSs may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026.
In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business.
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
•have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or
•have regularly scheduled executive sessions with only independent directors.
We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
The interpretation of the treatment of ADSs by the German tax authorities is subject to change.
The specific treatment of ADSs under German tax law is based on administrative guidance by the German authorities, which are not codified law and are subject to change. Tax authorities may modify their interpretation and the current treatment of ADSs may change, as illustrated by the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated November 8, 2017, reference number IV C 1 – S 1980-1/16/10010 :010 (as amended). According to this circular, ADSs are not treated as capital participation (Kapitalbeteiligung) within the meaning of Section 2 para. 8 of the Investment Tax Code (Investmentsteuergesetz). Any such changes in interpretation or implementation by the German fiscal authorities could have adverse effects on the taxation of investors.
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
On April 12, 2019, our ADSs, each representing two of our ordinary shares, commenced trading on the New York Stock Exchange under the symbol “JMIA”. Concurrently with our initial public offering, Mastercard purchased from us €50.0 million of our ordinary shares in a private placement. We received $280.2 million in net proceeds from our initial public offering and corresponding private placement with Mastercard and issuance of shares to existing shareholders, after deducting underwriting commissions and discounts and the offering expenses payable by us.
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
In connection with our ongoing review of our business and strategy, we decided to close our food delivery business called Jumia Food in 2023 and to exit two geographies, Tunisia and South Africa, in 2024. Furthermore, the standalone JumiaPay App was discontinued in all markets (except Egypt where it remained live to manage certain legacy payment partnerships) in 2025, and we decided to exit Algeria in 2026. We are also exploring options to sell our payment service licensed entities in Nigeria and Egypt. Our objective is to allocate our resources to our core business and to the geographies we believe offer the best opportunities to support our long-term growth and path to profitability.
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
Overview
We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with customers, our logistics service, which enables the shipment and delivery of packages from sellers to customers, and our payment gateways, which, together with their network of licensed payment service providers and other partners, facilitate transactions among participants active on our platform in selected markets.
As of December 31, 2025, we were active in nine countries in Africa that together accounted for approximately 51% of Africa’s GDP of $3.1 trillion as of 2025, according to estimates by the International Monetary Fund. Though still nascent, we believe that e-commerce in Africa is well positioned to grow.
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
On our marketplace, a large and diverse group of approximately 70 thousand sellers offer goods across a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods, to customers (i.e., consumers, retailers, distributors and other local buyers). A diverse and competitive marketplace is critical to our ability to provide a broad selection of products and deliver value to our customers who have limited disposable income. In connection with our marketplace offering, we also engage in corporate sales, where we sell physical goods to local and regional retailers, distributors and other corporate buyers. We had 6.0 million Annual Active Customers as of December 31, 2025. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more customers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2025, over 91% of the items sold through our marketplace were offered by third-party sellers.
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
Our payment gateways, available in all our markets, have been designed to facilitate cashless online transactions between participants at checkout on our platform as well as upon customer delivery, perfectly integrated with our backend. They encompass a number of functionalities positioning African customers, who have traditionally relied on cash, to transact in a cash-less manner. Our payment gateways, make use of a network of licensed payment service providers and other partners and provide digital payment processing on our platform allowing for a fast and secure payment experience at checkout or on delivery.
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
We remain committed to taking the business to profitability through disciplined execution of our strategy, focusing on fundamentals-led growth, improved cash-efficiency and strengthening the consumer value proposition. Throughout 2025, we operated in a challenging macroeconomic environment while continuing to execute strategic initiatives aimed at strengthening our financial foundation and improving operational efficiency. Following the strategic exit from Tunisia and South Africa in late 2024, we focused our resources on geographies that we believed offered the strongest opportunities for sustainable growth and profitability. In 2025, these actions contributed to improved operating performance across our remaining nine countries of operation, as reflected in growth in GMV, orders, and active customers, alongside continued progress in cost discipline and cash efficiency.
In 2025, our focus has been on strengthening operational leverage and maintaining strict discipline across our cost structure. We continued to optimize our logistics and technology infrastructure to improve efficiency and reduce fulfillment and platform costs. We also expanded the use of automation and AI-enabled tools across several functions, including forecasting, customer service, marketing execution, and fraud prevention. These actions, combined with disciplined spend management, contributed to improved cash efficiency and a reduction in operating losses. In parallel, we strengthened our business fundamentals by enhancing our value proposition through broader logistics coverage and improved service reliability. We also sharpened our marketing execution, driving more effective customer acquisition and contributing to meaningful improvements in sales trends in 2025.
Annual Active Customers reached 6.0 million in 2025, an increase of 11% compared to 2024. Orders reached 23.3 million in 2025, an increase of 3% compared to 2024. GMV reached $818.6 million in 2025, an increase of 14% compared to 2024. In terms of financial indicators, our Operating loss for 2025 decreased by 4% from $66.0 million in 2024 to $63.2 million in 2025, primarily reflecting the impact of cost reductions over the period. Our Adjusted EBITDA loss for 2025 decreased by 2% from $51.3 million in 2024 to $50.5 million in 2025, reflecting continued investment to support growth initiatives, partially offset by cost discipline. For the year 2025, our Loss before Income Tax from continuing operations improved significantly, reaching $60.1 million in 2025 compared to $97.6 million in 2024, reflecting improving operating performance and lower foreign exchange losses.
Our Market Opportunity
Comprised of 54 countries and with a total population of 1.5 billion people, Africa is the second-largest continent in the world by land mass and population. According to the United Nations and IMF, in 2025, the nine countries in which we operated counted around 637 million people and 51% of Africa's GDP. Internet penetration continues to grow in Africa with 57% of Africa’s internet users based in the countries in which we operate.
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
Attractive Fundamentals
Africa represents a large and growing customer market that is positioned for growth, driven by the following key macroeconomic facts and trends:

•Economic development: Despite a challenging environment, economic growth across Africa was positive in 2025. According to the IMF, Africa’s real GDP is estimated to have grown 4.2% in 2025, faster than global GDP growth, which is estimated to have been 3.1%. Africa is expected to grow by 4.3% in 2026 and averaging 4.4% for 2025 to 2030. This compares to expected global averages of 3.1% in 2026 and 3.2% for 2025 to 2030. In parallel, household spending is expected to grow at robust rates. According to the Brookings Institution, household consumption in Africa is expected to reach 2.5 trillion by 2030.
•Large, fast-growing and young population: As of 2025, Africa comprised approximately 19% of the world’s population, according to the United Nations. The United Nations projects a 64% increase in Sub-Saharan Africa's population by the year 2050. The United Nations also projects that Nigeria will become the 5th most populated country in the world by 2050, after India, China, the United States and Pakistan. The average age across the African continent was 19.3 years in 2025, approximately twelve years younger than the global average of 30.9 years in 2025, according to the United Nations. We believe that this younger generation, born into an “online” world is increasingly seeking access to a wider choice of consumer goods and entertainment options as it becomes increasingly connected to, and aware of, global customer trends.
•Increasing urbanization: Urban centers play a critical role in driving economic growth. As of 2025, it is estimated that only 45% of Africans lived in urban centers, compared to 83% in North America and 53% in Asia, according to a report from United Nations Department of Economic and Social Affairs. However, Africa has the fastest urban growth in the world with approximately 59% of Africans expected to be living in urban areas by 2050, indicating an organic and migration-driven growth of over 700 million people to urban centers during that period, according to the OECD: Planning for urban expansion - Africa's Urbanization Dynamics 2025.
Increasing Internet Penetration
Africa is rapidly becoming a “connected” market, representing a large opportunity for internet-based businesses. According to Digital 2026: Local country headlines report - DataReportal , as of October 2025, Africa had an estimated 671.0 million internet users and, as of October 2025, 336.0 million social media user identities across the continent. 57% of internet users and 30% of social media user identities lived in the regions in which we operate. Some of the key factors driving this evolution are:
•Investments in mobile network infrastructure: According to GSMA, in 2023, telecommunication operators invested over $7 billion in Sub-Saharan Africa and telecommunication operators across the continent are committed to making additional significant investments in cellular network infrastructure in order to meet rising demand. GSMA estimates the total investments in capex within Africa will be $77 billion from 2024 until 2030.
•Growing mobile internet penetration: According to GSMA 2025 estimates, 4G adoption across Africa is expected to reach 54% of total connections by the end of 2030, thereby surpassing 3G as the most widely adopted mobile network generation in Africa. 5G is gaining traction across Africa as operators prioritize network modernization in preparation for its rollout. The adoption of 5G on the continent is anticipated to accelerate in the latter half of the decade and expected to reach 21% by 2030 (equivalent to 250 million 5G connections). According to GSMA 2024 estimates, the adoption of 5G across Africa shows notable variation between countries. South Africa, Nigeria, and Kenya are expected to contribute over half of the continent's 5G connections by 2030. Although the growth of 5G in the region will be steady, the majority of users will continue transitioning to 4G, which will remain the predominant technology for some time.
•Increasing smartphone adoption: While feature phones remain popular in Africa, smartphone penetration as a percentage of the total mobile connections is growing, amounting to 54% in Sub-Saharan Africa and to 84% in Northern Africa in 2024, and is expected by GSMA to increase to 81% and 90%, respectively, by 2030. By 2030, GSMA anticipates that the leading five smartphone markets in Sub-Saharan Africa will be located in Nigeria, South Africa, Ethiopia, Tanzania and Kenya.

Evolving Shopping Trends from Offline to Online
As African customers become more affluent and “connected”, we believe that African customers will increasingly become aware of online shopping. Moreover, organized retail is underdeveloped across most of the continent, making the distribution of goods less efficient than in other regions in the world. Against this backdrop, we believe that e-commerce is an attractive alternative to the general lack of organized retail outlets. We believe that the expansion and success of e-commerce solutions across Africa will be driven by the following factors:
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
•Customer adoption of mobile and digital payments: Electronic payments in the form of mobile phone-based solutions, credit, debit or prepaid card or other similar methods are already an important form of payment in Africa. According to data from GSMA, Africa was home to $1,100 million registered mobile money accounts in 2024, 53% of mobile money accounts globally, with a transaction value of $1,100 billion, 66% of global mobile money transaction value. Mobile payment allows customers to participate in the formal economy while enabling electronic payment of e-commerce orders, driving higher delivery success rate vs. cash on delivery transactions, thus increasing the overall efficiency of e-commerce.
Our Value Proposition
Our Value Proposition to Sellers
•Access to a large and growing customer base: We believe that our brand has become synonymous with online and mobile shopping in our markets, and we have built a logistics service that provides sellers with access to customers across a wide delivery footprint. As a result, through our platform, local sellers can efficiently reach customers across a particular country without dealing with delivery challenges themselves, and international sellers can efficiently reach a large number of customers across most major markets in Africa. In 2025, we connected sellers with 6.0 million Annual Active Customers.
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
•Brand building & advertising: We offer our sellers and third-party advertisers access to millions of users across nine African countries with the ability to target audiences in a very granular manner. Leveraging extensive user signals data and the multiple touch points we have with customers, we offer sellers and advertisers a comprehensive range of ad solutions including sponsored product ads, sponsored display banners, CRM ad products and many more. In 2025, we launched an advanced seller advertising platform as part of our retail media strategy, expanding our performance-driven advertising capabilities and creating an additional high-margin revenue stream within our marketplace. Many sellers have successfully built their brand awareness and run successful advertising campaigns on our marketplace, embracing our platform as a way to distinguish their own brand identities and build brand awareness.
•Infrastructure & business support: Sellers rely on our platform for a range of essential support services to operate their businesses, such as content creation facilities and web-based and mobile interfaces to manage listings, orders or promotional campaigns. We have rolled out in 2024 a new seller platform ("Vendor Center"), with improved features, in order to boost seller experience.
Our Value Proposition to Customers
•Selection and value for money: With approximately 70 thousand sellers active on our platform in 2025, customers have access to goods from a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods. As part of our strategic priorities for 2025, we have focused our attention on priority categories (phones, electronics, home & living, fashion and beauty), in which we aim to offer a wide choice of assortment and attractive prices. Our marketplace includes high volume items as well as more niche, tailored and personalized goods, which we refer to as “long-tail” goods. These long-tail goods offer customers greater selection and help us increase customer loyalty. The large number of sellers on our marketplace, and the pricing transparency that is inherent to our platform, lead to competition among our sellers and attractive prices for our customers. Given the relatively low disposable income per capita for middle class consumers in our markets, we place a strong emphasis on price, or "value for money". We have strategically oriented our value proposition toward lower-middle-income customers, who represent the majority of the population in our markets. This customer segment seeks access to a broad range of affordable goods, and we have focused on deepening our assortment of entry-price products through both local merchants and international suppliers.

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
•Secure and convenient payments: Given that many customers in Africa are new to e-commerce, reliability and security are critical in convincing customers to make purchases online. We have developed tools and processes to enable customers who prefer not to use cashless payment to pay in cash on delivery for most transactions. We have also developed our own integrated payments layer which aggregates and seamlessly integrates the most relevant local and international payment methods in each market to deliver a secure, fast, and consistent user experience across desktop and mobile devices, whether customers choose to prepay at checkout or pay on delivery.
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
Strengths Related to Our Competitive Position
Pan-African leader. We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred digital shopping destination for customers. On our platform, we had a total of 6.0 million Annual Active Customers as of December 31, 2025.
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
Logistics and delivery capabilities. Operating a reliable logistics network in Africa requires deep local expertise and significant infrastructure. Our logistics platform, Jumia Logistics, is designed to address the diverse geographic, infrastructural and last-mile challenges across our markets. We manage a network of warehouses, sorting hubs, pickup stations and delivery partners, supported by technology systems that optimize routing, tracking and delivery performance. In 2025, we expanded our logistics offering with Jumia Delivery, a logistics-as-a-service platform that enables third-party sellers, social commerce vendors and individuals to ship parcels using our last-mile infrastructure. The service is currently live in select markets and enables us to monetize our logistics infrastructure beyond our core marketplace while improving route density and cost efficiency across our network.
Leading seller platform that fuels powerful network effects. From large international brands to smaller local sellers, we are the go-to partner for e-commerce transactions in Africa. We offer sellers a wide variety of services, including integration to our platform and training on e-commerce, content production, pricing, sales and marketing services, payments, logistics and seller support. These services help our sellers market, sell and deliver goods to customers across Africa. In addition, we enable thousands of international sellers from selected non-African countries (predominantly China) to list their goods on our marketplace, providing them with efficient and scalable access to African markets. The number and quality of sellers on our platform, including an increasing number of international sellers, and the breadth of their product offerings attract more customers, increasing traffic and orders, which in turn attracts even more sellers to our marketplace.
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
Diversified pan-African footprint. As of December 31, 2025, we operated in nine countries which provides us with macroeconomic and foreign exchange diversification benefits as we are not overly reliant on any one currency or market. In addition, our large footprint makes us a valuable partner for our sellers, especially international brands and overseas sellers, as they are able to access multiple large markets in Africa through a single platform and partner. Our diversified footprint provides us with economies of scale. For instance, we invest centrally in product development and technology and are able to deploy a unified technology backbone, processes and tools across all markets. We believe that the fundamental dynamics of supply and demand are fairly similar across our countries of operation, enabling us to implement a consistent strategy across our footprint, with limited levels of customization in specific activities (such as marketing strategies).
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
Multi-channel approach in a channel-agnostic market. Value for money is the main driver for customer decisions, and, while smartphone penetration in Africa is expected to increase, a large part of our addressable market remains used to shopping offline. We have adopted a flexible approach in our product development and marketing efforts:
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
Monetize usage and assets of our platform through diversified revenue streams. We consider monetization a by-product of scale and intend to generate more revenue as we drive sales for our partners and expand our customer base beyond capital cities and primary urban centers. We monitor our "Take Rate" to track the monetization of our platform offerings. Take Rate corresponds to Gross Profit divided by GMV, expressed as a percentage. With respect to marketing revenues, we will focus on building strong joint business plans with our top brands and enhancing advertising inventory for our marketplace sellers through sponsored products. We will continue to improve the monetization of our Jumia Express service by charging sellers a premium to store their products in our warehouse, enabling faster delivery to customers. We plan to scale our logistics service offerings to third-party customers, including non-ecommerce businesses. These services have been successfully piloted at scale in the Ivory Coast for several years, leveraging our extensive and efficient distribution network, and are well-positioned for rollout across additional markets.
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
We seek to lever our strategies to monetize usage and to increase cost efficiencies to support progress towards our strategic goal to achieve breakeven on an Adjusted EBITDA basis and positive cash flow in the fourth quarter of 2026 and full-year profitability and positive cash flow in 2027.
Our Geographic Footprint
As of December 31, 2025, we operated in nine African countries: Algeria, Egypt, Ghana, Ivory Coast, Kenya, Morocco, Nigeria, Senegal and Uganda.
As of December 31, 2025, our footprint allowed us to reach 41% of Africa’s 1.5 billion population and 57% of the 671 million internet users on the African continent. The nine countries in our footprint accounted for almost 51% of Africa’s 3.1 trillion gross domestic product.
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
Our Platform
We believe that our integrated platform, consisting of Jumia Marketplace, Jumia Logistics and our payment gateways, helps sellers and customers to easily connect and transact with each other.
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
Jumia Marketplace
Our marketplace allows customers to discover, research and buy goods and services and allows sellers to establish their own online presence and efficiently manage their online operations. Our sellers are divided into local sellers, i.e., sellers from the markets in which we operate, and international sellers, i.e., from all other markets, based on their tax classification. Local sellers, which accounted for 75% of our sellers in 2025, include key accounts such as large brands, official distributors, large manufacturers or assemblers of goods, and medium to large local retailers, as well as professional traders, shop owners, small manufacturers, and individual sellers. The remaining 25% are international sellers primarily based in Asia (predominantly China). These sellers are generally experienced in conducting cross-border business and are familiar with the processes of e-commerce. We also act as a seller ourselves, selling goods to customers, including consumers, retailers, distributors and other local buyers. We refer to sales to retailers, distributors and other corporate buyers as corporate sales.
On our marketplace, sellers offer goods from a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods.

The following chart shows the share of GMV and items sold by category in 2025 and 2024:
Source: Company information
(1) Other includes fast-moving consumer goods and other categories
In 2025, we focused on improving our supply in our priority product categories (phones, electronics, home & living, fashion and beauty). The successful implementation of that strategy has driven changes in our category mix. In particular, we have improved our performance in our home & living and electronics categories, driven by increased supply and the expansion products sourced from Asia.
In 2025, we had over 900 million visits. We believe that our marketplace is a starting point for many customers to discover, research and buy goods and services.
We believe that our marketplace has the most extensive and relevant online collection of goods across Africa. In 2025, over 91% of items sold on our platform were offered by third-party sellers (i.e., third-party sales). However, we also act as a seller ourselves by directly selling goods to consumers (i.e., first-party sales) and we engage in corporate sales, selling goods directly to local and regional retailers, distributors and other corporate buyers; we refer to these sales (i.e., both sales to consumers and corporate sales) as first-party sales. Sales to consumers focus on selected categories where we see unmet demand or the need to better control the customer experience. While most of our sellers are located in the countries where transactions occur, we are strategically enhancing our supply by expanding partnerships with sellers from non-African countries, particularly in Asia. Such sellers often offer goods that are not readily available in Africa or have better prices, which improves our attractiveness to African customers.
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
In connection with our ongoing review of our business and strategy, we decided to exit three geographies, Tunisia and South Africa, in 2024 and Algeria in 2026. Our objective is to allocate our resources to our core business and to the geographies we believe offer the best opportunities to support our long-term growth and path to profitability.

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
Jumia Logistics covers all stages of the fulfillment chain, including warehousing, inbound deliveries, picking and packing, last-mile and payment, tracking and return handling. Our warehouse infrastructure is based on a standardized model and software technology, operated and executed on a local level, and specifically tailored to e-commerce needs. It is designed to increase mid-mile efficiency and reduce lead times in fulfillment processes. As of December 31, 2025, Jumia Logistics platform consisted of 230 logistics partners, approximately 120,000 sqm of warehousing space, almost 563 drop-off stations for sellers and almost 2,422 pick-up stations for customers. All of our warehouse space is leased from third parties. We control the vast majority of inbound deliveries, whether they are made by sellers at our drop-off stations, picked-up from seller facilities, or picked and packed orders on behalf of sellers who use our storage service. Our tracking solution provides full visibility over the package journey. As part of our full-service fulfillment and express delivery infrastructure, we also control the collection and processing of returned merchandise for our sellers. For international sellers, we provide additional support concerning the import/export process.
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
Our current logistics set-up is the result of significant investments we have made to scale our data and technology tools across the value chain, including investments in end-to-end process optimization and back-end fulfillment systems. We believe that our current fulfillment infrastructure positions us well for scaling, in particular due to our standardized model and software technology. When required, we are able to onboard new logistics partners thanks to our automated systems or expand our current warehouse set-up by adding floors. Furthermore, our business operations do not have special requirements that would be hard to meet, which facilitates the opening of additional warehouse facilities. Our current fulfillment set-up generally allows us to keep our operations asset-light, only requiring minimal capital expenditures with respect to our logistics service. Historically, we offered logistics services to third party businesses in certain of our markets and we continue to offer this service in Ivory Coast. In 2025, we expanded this offering with Jumia Delivery, a logistics-as-a-service platform that enables third-party sellers, social commerce vendors and individuals to ship parcels through our last-mile infrastructure. Jumia Delivery is live in select markets and allows us to monetize our logistics network beyond our core marketplace while improving route density and cost efficiency.
Our payment gateways
The African banking and payment landscape is characterized by a high degree of fragmentation of financial institutions and service providers, a general lack of infrastructure, low customer trust and high perceived levels of fraud. Customers are often wary of using bank accounts or other banking platforms, as they are afraid that their money may not reach the intended recipient. The challenges are relevant in the context of our marketplace because they contribute to the desire of many of our customers to pay in cash and make it especially important that we offer reliable and secure payment options for prepaid transactions on our platform. We do this through our payment gateways.

Our payment gateways, together with their network of licensed payment service providers and other partners, enable sellers and customers to transact using a variety of payment methods for transactions conducted on our marketplace.
We offer a number of different payment gateways to give our customers multiple payment options and provide our customers with cashback and top-ups, which are similar to vouchers and have the primary purpose of encouraging customer loyalty. Cashback and top ups generally cannot be withdrawn or transferred from a customer's Jumia account. Instead, they can only be used as credit toward subsequent purchases on our platform.
TPV reached $232.2 million in 2025, an increase of 18.8% compared to 2024. On-platform use of Jumia payment gateways as a percentage of GMV increased from 27.1% in 2024 to 28.4% in 2025. The number of Jumia Payment Gateways Transactions reached 7.1 million in 2025 compared to 10.1 million in 2024. Jumia Payment Gateways Transactions as a percentage of orders decreased to 30.5% in 2025, compared to 44.6% in 2024. These declines reflect reduced emphasis on lower-value digital transactions through the standalone JumiaPay App, which was discontinued in all markets in 2025 (except Egypt where it remained live to manage certain legacy payment partnerships), consistent with our strategic focus on physical goods. Despite the lower transaction count, higher average transaction values drove TPV growth, positioning our payment gateways as a strong enabler of the Company's e-commerce platform.
We also secured payment service licenses in Egypt (through the National Bank of Egypt), in Nigeria, and in Kenya, allowing us to offer payment processing services on our platform in these countries.
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

To manage and further drive seller engagement following successful registration on our platform, we have developed a number of tools that are offered through a self-managed and scalable platform. For example, to build their online reputation and brand image, sellers can refer to a “seller score”, which is a data-driven scoring of the seller’s performance. Based on certain performance indicators, such as tenure, seller score, revenue and key performance indicators at product level (visibility, add to cart rate, number of items sold), we rank our sellers and their products which impacts their visibility in the search algorithms. Furthermore, we have implemented a fully automated operational performance system designed to drive our sellers’ operational performance and improve customer experience. Based on seller performance, we set certain limits on order volumes and implement financial penalties in case of cancellations, product quality or return issues. Finally, our sellers can benefit from our commercial planning tool, which is easily accessible through the sellers’ interface. This tool allows them to participate in and manage promotional and commercial events, such as Jumia Anniversary or Jumia Black Fridays. Finally, sellers can participate in Jumia’s Sponsored Ads program to boost their products’ visibility and sales.
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
Technology and Data
We believe that we have the most advanced and sophisticated e-commerce platform in the markets in which we operate. Our platform is operated by more than 200 technology professionals, providing us with significant innovative potential as we continually seek to expand and optimize our technology and infrastructure. Our technology experts are predominantly located in our global technology centers in Porto, Portugal, and in Cairo, Egypt. Portugal is well located to serve Africa in terms of time zones and travel options, is part of the European Union, which allows us to recruit talent on a European level and provides a favorable cost of living environment. Our technology center in Egypt allows us to tap into the growing technology talent pool in Egypt and supports all business areas and countries.
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

As mobile traffic accounted for the majority of our overall platform traffic in 2025, our front-end development focuses primarily on features that improve user experience on mobile devices. We specifically optimize our mobile applications for size, in order to make them easier for customers to download or to upgrade. We also invest significant resources in optimizing the performance of our mobile applications to help customers save time and optimize the use of mobile data while browsing our mobile applications.
We analyze seller and customer behavior, and we tailor the design and the content of our mobile applications, mobile-optimized websites and traditional websites to ensure that they stay relevant to customers. We prioritize all new developments and new features based on local insights that we are able to gather with our local teams.

We make significant investments in our innovation and research and development activities. For example, we currently focus on machine learning and artificial intelligence, Kubernetes and spot instances (e.g., enhanced elasticity and resilience of infrastructure, cost efficiency) applied to both our application and data-lake infrastructure. Those investments typically contribute to improved user experience of our platforms, higher conversion rates as well as improved cost efficiency. We are also leveraging artificial intelligence across key functions to enhance productivity and reduce operating expenses. AI-driven workflows in customer service, marketing, and technology operations are improving efficiency, streamlining processes, and supporting a leaner cost structure. These initiatives are contributing to ongoing reductions in total operating expenses and improved scalability. In 2026, we intend to keep the focus on investments into information technology and systems to protect the security, integrity and confidentiality of our data.
Payment Services Technology
Our payment gateways integrate relevant local and international payment methods to facilitate payments. This is done either with a direct integration, if the expected transaction volume warrants the effort, or by using aggregators. We generally aim to present a unified experience to our users, irrespective of the payment method used, and process payment information in a secure environment based on the Payment Card Industry Data Security Standard (PCI DSS). At the same time, we offer a unified application programming interface (API) across all payment methods.

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
Our offline competitors vary from market to market but typically include traditional brick-and-mortar retailers such as local or regional retail chains and informal, local stores. Our main online competitors include Amazon and Noon in Egypt, Konga and Temu in Nigeria, Kilimall and Kapu in Kenya, Marjane Mall, Temu, Glovo and Carrefour in Morocco, Temu and Good Pappa in Ghana. Several global websites, such as Amazon, Asos, AliExpress (part of Alibaba group), Temu and Shein also offer shipping services to certain African countries for a selection of products.
Employees and Culture
Our employees are based in sixteen countries, and 37.2% of our employees were female and 62.8% were male as of December 31, 2025. Our corporate culture is anchored in our entrepreneurial and collegial roots, and our employees are deeply committed to our success.
We seek to promote the following core values to drive the action of our employees every day:
•We are a group of leaders committed to winning the digital landscape in Africa.
•We achieve impact by thinking faster and executing better than any other business.
•We grow people who build businesses.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. While our employees across the countries in which we operate are not represented by any collective bargaining agreement or labor union, other than standard and non-binding personnel representations, a small portion of employees working in our warehouse operations in Morocco have been represented by a labor union since May 2024. Furthermore, we are committed to establishing and developing our workforce through succession planning, internal development and targeted external recruiting.
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
Facilities
Our headquarters are located at Skalitzer Straße 104, 10997 Berlin, Germany, under a month-to-month lease. As of the date of this Annual Report, we do not own any real estate property. The following table provides an overview of our material leased real estate property:

Location	Approximate size of total area	Primary use
	(in square meters)
Land 21692, Nairobi, Kenya	9,300	Warehouse
Plot 1 Block B, Isolo Industrial Scheme Oshodi Apapa Expressway, Isolo Lagos, Nigeria	18,200	Warehouse
Plot M232, Ntinda-Nakawa Industrial area, Uganda	6,700	Warehouse
East Cairo Logistics Park Suez Rd, El Shorouk, Cairo Governorate 4751103, Egypt	46,300	Warehouse
Gounioubé; PK24 Entrepôt COTIPLAST -Yopougon Zone Industrielle 9WGC+XRG, Abidjan, Côte d’Ivoire	36,400	Warehouse
Agility Logistics Parks - Tema Freezones Enclave - Heavy Industrial Area, Tema, Ghana	5,900	Warehouse
Zone industrielle Rmel Lahlal, Bouskoura, Province Nouaceur, Maroc	4,400	Warehouse
Dépôt jumia Thiaroye Thiaroye N1, Senegal	6,400	Warehouse
Unit 1705-06, Building 4, Zhuoyue Meilin Center Plaza (North Zone), No. 128 Zhongkang Road, Meidu Community, Meilin Street, Futian District, Shenzhen	600	Office
Kantaria House, 25 Muindi Mbingu Street, Nairobi	1,200	Warehouse
Casablanca, Dar El Beida, Bab Ezzouar, Section 1- property group no 145,146, 147, 149, Algiers	3,700	Warehouse
272-273 sector 2 city centre fifth settlement - New Cairo, Egypt	2,200	Office

Legal Proceedings
We are, from time to time, subject to legal and regulatory proceedings arising in the ordinary course of our business.
Regulatory Environment
Our business is subject to numerous laws, regulations and requirements. Many of the jurisdictions in which we operate are characterized by evolving and sometimes uncertain legal systems and regulatory regimes. Below we summarize a non-exhaustive list of significant regulations in the jurisdictions where we conduct our material business operations.
Data Protection
Following the introduction of comprehensive data protection legislation in Senegal in 2008, in Morocco in 2009, in Ghana in 2012, in Ivory Coast in 2013, in Nigeria, Kenya and Uganda in 2019, and in Egypt in 2020, all countries in which we operate have personal data protection laws, although the regulatory authorities responsible for implementation of data protection legislation are not yet fully resourced in some countries but with ongoing efforts to build their full operational capacity. We are furthermore subject to the EU General Data Protection Regulation which came into force in May 2018 and has extra territorial effect in respect of data collected from individuals situated in the European Union.
The applicable data protection laws regulate the collection, storage, transfer, disclosure and other use of personal data. The data protection laws in our countries of operations allow the transfer of personal data abroad, but under certain conditions. For example, the destination country shall ensure an equivalent or appropriate level of protection and implement the appropriate contractual safeguards. In some cases, the regulatory authority may require an authorization for transfer of personal data outside the jurisdiction.
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
Product Safety
Product safety laws operate across all our markets, with varying degrees of maturity and specificity. Many of the goods sold on our marketplace are offered and delivered by third parties, which makes it difficult for us to predict our liability exposure or establish standard procedures for product safety. Nevertheless, we take a proactive approach to quality control and product safety in all of our markets, with specific quality checks in place based upon the sensitivity of goods and services offered in various markets. We seek to limit liability exposure across markets through standard contractual terms that require all sellers on our marketplace to accept responsibility for any loss or damage caused by their products and indemnify us accordingly. We also penalize sellers who offer prohibited products. Furthermore, we implement country-specific product safety, quality control, and liability-limiting procedures as necessary.

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

In a number of jurisdictions, we offer certain payment and financial services to our customers and sellers as a payment service provider (“PSP”). We secured payment service licenses in Egypt (through the National Bank of Egypt), in Nigeria, and in Kenya, allowing us to offer payment processing services on our platform in these countries. While we do not hold licenses to operate as a PSP in all of our markets, we are permitted to offer payment services in certain markets for our marketplace through agreements we have with existing licensed banks or PSPs.
Our marketplace enables customers to access and use loans provided by licensed third-party lenders in Nigeria, Kenya, and Egypt. Because we only operate as an intermediary in the lending market in these countries, our partners are responsible for the underwriting and credit scoring process.
Other financial regulations and payment standards in Africa vary greatly from country to country. Numerous jurisdictions have enacted legislation to prevent money laundering, fraud and terrorist financing. For example, in 2001, the Egyptian Government established the Information Technology Industry Development Authority and tasked it with regulating online transactions and other aspects of the information technology industry. Other jurisdictions require that we obtain licenses to offer certain of our payment solutions. Furthermore, in Ghana, the Payment Systems and Services Bill has been implemented allowing the Bank of Ghana to regulate an estimated 150,000 active mobile-money agents and enforce anti-money-laundering and data protection standards. Internet activity in Ghana is currently regulated by the National Communications Authority (“NCA”). The NCA enforces the Electronic Transactions Act of 2008, which provides a comprehensive legal framework for, among other things, electronic transactions, data protection and electronic funds transfer.
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
For a discussion of the year ended December 31, 2024 compared to December 31, 2023, refer to the section contained in our Annual Report on Form 20-F for the year ended December 31, 2024, “Item 5: Operating and financial review and prospects.”
Overview
We are the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with customers, our logistics service, which enables the shipment and delivery of packages from sellers to customers, and our payment gateways, which, together with their network of licensed payment service providers and other partners, facilitate transactions among participants active on our platform in selected markets.
As of December 31, 2025, we were active in nine countries in Africa that together accounted for approximately 51% of Africa’s GDP of $3.1 trillion in 2025, according to estimates by the International Monetary Fund. Though still nascent, we believe that e-commerce in Africa is well positioned to grow.
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
On our marketplace, a large and diverse group of approximately 70 thousand sellers offer goods across a wide range of categories, such as phones, electronics, home & living, fashion, beauty and other including fast-moving consumer goods, to customers (i.e., consumers, retailers, distributors and other local buyers). A diverse and competitive marketplace is critical to our ability to provide a broad selection of products and deliver value to our customers who have limited disposable income. In connection with our marketplace offering, we also engage in corporate sales, where we sell physical goods to local and regional retailers, distributors and other corporate buyers. We had 6.0 million Annual Active Customers as of December 31, 2025. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more customers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold via our marketplace are predominantly sold by third-party sellers, meaning the cost and risk of inventory remains with the seller. In 2025, over 91% of the items sold through our marketplace were offered by third-party sellers.
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
Our payment gateways, available in all our markets, were designed to facilitate cashless online transactions between participants at checkout on our platform, as well as upon customer delivery, perfectly integrated with our backend. Our payment gateways encompass a number of functionalities positioning African customers, who have traditionally relied on cash, to transact in a cash-less manner. Our payment gateways, with their network of licensed payment service providers and other partners, provide digital payment processing on our platform allowing for a fast and secure payment experience at checkout or on delivery.
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
We remain committed to taking the business to profitability through disciplined execution of our strategy, focusing on fundamentals-led growth, improved cash-efficiency and strengthening the consumer value proposition. Throughout 2024, we continued to operate in a challenging macroeconomic environment, implementing strategic initiatives aimed at improving our financial foundation and operational efficiency. Throughout 2025, we operated in a challenging macroeconomic environment while continuing to execute strategic initiatives aimed at strengthening our financial foundation and improving operational efficiency. Following the strategic exit from Tunisia and South Africa in late 2024, we focused our resources on geographies that we believed offered the strongest opportunities for sustainable growth and profitability. In 2025, these actions contributed to improved operating performance across our remaining nine countries of operation, as reflected in growth in GMV, orders, and active customers, alongside continued progress in cost discipline and cash efficiency.
In 2025, our focus has been on strengthening operational leverage and maintaining strict discipline across our cost structure. We continued to optimize our logistics and technology infrastructure to improve efficiency and reduce fulfillment and platform costs. We also expanded the use of automation and AI-enabled tools across several functions, including forecasting, customer service, marketing execution, and fraud prevention. These actions, combined with disciplined spend management, contributed to improved cash efficiency and a reduction in operating losses. In parallel, we strengthened our business fundamentals by enhancing our value proposition through broader logistics coverage and improved service reliability. We also sharpened our marketing execution, driving more effective customer acquisition and contributing to meaningful improvements in sales trends in 2025.
Annual Active Customers reached 6.0 million in 2025, an increase of 11% compared to 2024. Orders reached 23.3 million in 2025, an increase of 3% compared to 2024. GMV reached $818.6 million in 2025, an increase of 14% compared to 2024. In terms of financial indicators, our Operating loss for 2025 decreased by 4% from $66.0 million in 2024 to $63.2 million in 2025, primarily reflecting the impact of cost reductions over the period. Our Adjusted EBITDA loss for 2025 decreased by 2% from $51.3 million in 2024 to $50.5 million in 2025, reflecting continued investment to support growth initiatives, partially offset by cost discipline. For the year 2025, our Loss before Income Tax from continuing operations improved significantly, reaching $60.1 million in 2025 compared to $97.6 million in 2024, reflecting improving operating performance and lower foreign exchange losses.
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
The following table shows a breakdown of our revenue for the years ended December 31, 2023, 2024 and 2025 by source:

	For the year ended December 31,
	2023	2024	2025
	(in USD millions)
Marketplace revenue(1)	97.8	89.4	92.1
Third-party sales	81.6	78.8	80.3
Marketing and advertising	12.4	7.7	7.6
Value-added services	3.9	2.9	4.2
First-party sales	86.4	76.5	95.1
Platform revenue(2)	184.2	165.9	187.2
Non-platform revenue(3)	2.2	1.6	1.7
Total revenue	186.4	167.5	188.9
Cost of revenue	(79.3)	(68.0)	(87.2)
Gross profit	107.1	99.5	101.8
_________________________
(1) Marketplace revenue is the sum of third-party sales, marketing and advertising and value-added services.
(2) Platform revenue is the sum of marketplace revenue and first-party sales.
(3) Non-platform revenue corresponds to other revenue shown in Note 23 to our audited consolidated financial statements.
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

Key Performance Indicators
The following table sets forth our key performance indicators for the years ended December 31, 2023, 2024 and 2025.

	For the year ended December 31,
	2023	2024	2025
	(in millions)
Annual Active Customers	5.7	5.4	6.0
Orders	21.3	22.7	23.3
Orders adjusted for perimeter effects(1)	20.6	22.3	23.3
Orders Physical Goods	17.2	18.2	22.6
Orders Physical Goods adjusted for perimeter effects(1)	16.4	17.8	22.6
Orders JumiaPay App	4.2	4.4	0.7
Orders JumiaPay App adjusted for perimeter effects(1)	4.2	4.4	0.7
GMV	$749.8	$720.6	$818.6
GMV adjusted for perimeter effects(1)	$716.0	$703.7	$818.6
TPV	$192.2	$195.4	$232.2
Jumia Payment Gateways Transactions	8.4	10.1	7.1
Adjusted EBITDA	$(58.2)	$(51.3)	$(50.5)
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
The following definitions explain our operational key performance indicators and non-IFRS financial measures that we use to evaluate our business performance:

Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns. On a quarterly basis, we report Quarterly Active Customers, which refer to unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns. We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
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

We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
TPV (Total Payment Volume) corresponds to the total value of orders for products and services for which Jumia payment gateways were used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that TPV, which corresponds to the share of GMV for which Jumia Payment Gateways was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through Jumia Payment Gateways.

Jumia Payment Gateways Transactions (previously JumiaPay Transactions) corresponds to the total number of orders for products and services on our marketplace for which Jumia payment gateways were used, irrespective of cancellations or returns for the relevant period. Previously we referred to this measure as “JumiaPay Transactions.” While we changed this term to better reflect the nature of our business, we calculate it using the same methodology that we used to calculate “JumiaPay Transactions.” We believe that Jumia Payment Gateways Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of Jumia Payment Gateways Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based compensation expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the year, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
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

The following table provides a reconciliation of loss for the year from continuing operations to Adjusted EBITDA for the periods indicated:

	For the year ended December 31,
(in USD millions)	2023	2024	2025
Loss for the year from continuous operations	(99.3)	(99.1)	(61.5)
Income tax expense	0.7	1.5	1.4
Net Finance costs / (income)	25.3	31.6	(3.1)
Depreciation and amortization	9.8	8.2	8.0
Share-based compensation	5.3	6.5	4.7
Adjusted EBITDA(1)	(58.2)	(51.3)	(50.5)
_________________________
(1)Unaudited
The following table provides a reconciliation of loss for the year from continuing operations to Adjusted EBITDA for each fiscal quarter for the periods indicated.

	2024(1)				2025(1)
(in USD millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Loss for the year from continuous operations	(40.7)	(22.0)	(16.9)	(19.5)	(16.7)	(16.6)	(17.9)	(10.3)
Income tax expense	1.0	(0.5)	(0.9)	1.9	0.2	0.3	0.3	0.6
Net Finance costs / (income)	31.3	2.3	(2.3)	0.3	(2.2)	(0.3)	0.3	(0.9)
Depreciation and amortization	1.9	2.3	1.8	2.2	1.9	2.0	1.9	2.1
Share-based compensation	2.2	1.7	1.3	1.4	1.1	0.9	1.4	1.3
Adjusted EBITDA(2)	(4.3)	(16.3)	(17.0)	(13.7)	(15.7)	(13.6)	(14.0)	(7.3)
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
Financial Strategy
Our management board of Jumia, appointed in November 2022, has a clear mandate of accelerating the progress of Jumia towards profitability. As part of that, we have developed a strategy that includes a number of levers that have important financial implications:
•Enhanced business focus: We are working on increasing our business focus by allocating capital and resources to core areas where we see attractive returns on investments and clear ecosystem benefits. For example, following a strategic review of our food delivery business called Jumia Food, we determined that it was not suitable to the then-current operating environment and macroeconomic conditions in our markets, and closed it in all markets by the end of December 2023. In late 2024, we strategically exited two countries, Tunisia and South Africa, and in 2026, we exited Algeria. Our objective is to allocate our resources to our core business and to the geographies we believe offer the best opportunities to support our long-term growth and path to profitability.
•Stronger cost discipline: We are taking decisive action on the cost front to drive efficiencies across the full cost structure.
◦Since the fourth quarter of 2022 extending through 2023 and 2024, we have streamlined our organizational structure, creating leaner, more effective teams, fully committed to the execution of our strategy. In 2025, we decreased our headcount by 147, after having decreased it by 752 in 2024, which corresponded to a 7% headcount reduction and a 26% headcount reduction, respectively. As part of our organizational changes, we have meaningfully reduced the size of our team in Dubai and relocated some team members to our African offices, closer to our consumers, sellers and operations.
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
Number of sellers and goods and services offered by those sellers
The success of our marketplace, which is central to our business model, is driven by the breadth and quality of the goods and services offered, which depend largely on the number and quality of sellers on our marketplace as well as their ability to increase the range of goods and services they offer to our customers. The number of sellers who received an order on our marketplace within the 12-month period preceding the relevant date, irrespective of cancellations or returns, was approximately 70 thousand as of December 31, 2025. The number of sellers offering similar goods on our marketplace is a key driver of price attractiveness and quality of service, as they compete for market share on our marketplace. Competition between sellers is also essential to our monetization, as it increases the appetite for sellers to use our services that are geared toward enhancing the sellers’ visibility or their quality of service.

In 2025, while most of our sellers operated locally, within one of our nine markets, we have grown a pool of cross-border sellers, mostly from China. These sellers enable us to tap more effectively supply from manufacturing countries, and fill assortment gaps in our markets.

A key focus of our management board is to further strengthen supply on our platform, building stronger relationships with key brands and local distributors across our priority categories, which are phones, electronics, home & living, fashion and beauty.
Growth and engagement of our Annual Active Customers
The acquisition, engagement and retention of users on our platform is a key driver of our financial performance. As of December 31, 2025, Annual Active Customers reached 6.0 million compared to 5.4 million as of December 31, 2024. This increase was driven by geographic expansion from main urban centers into secondary cities, improved assortment breadth and availability in core categories, more relevant and disciplined customer targeting, and continued improvements in reliability and customer experience, supporting higher retention and repeat behavior.
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
Payment method and failed delivery rate
The ability for customers to pay on delivery, via cash or digital payment, is an important feature of our platform, in particular for new customers who are transacting online for the first time. In case of payment on delivery, the customer needs to be present at the time of the delivery to pay for the order. While we are constantly improving our operations to make delivery schedules more predictable, some customers are not present at the time of the delivery attempt (for door delivery), or do not come and pick up their packages in pick-up stations, which means that payment on delivery results in a significantly higher portion of failed deliveries than other delivery options. In 2025, failed deliveries represented 25% of the gross orders in Cash on delivery. These failed deliveries are driving higher fulfillment costs, higher costs of operations for our sellers and lower monetization for us as we are not able to collect commissions for such returns. In comparison, orders that are “pre-paid” electronically tend to drive much higher delivery success rates than payment on delivery, driving better monetization for us and, ultimately, lower fulfillment costs and less operational complexities.
The Cancellations, Failed Deliveries, and Returns ("CFDR") rate as a percentage of GMV increased from 22% in 2024 to 26% in 2025. The CFDR rate as a percentage of Orders increased from 23% in 2024 to 24% in 2025. We are actively working to minimize CFDR through improved communication to customers and operational efficiency.
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

The following tables show the development of our quarterly GMV, orders, revenue and gross profit for each quarter in 2023, 2024 and 2025:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in USD millions)
2023(1)
GMV(2)	173.2	179.2	164.1	233.3
GMV adjusted for perimeter effects(2)(3)	165.1	169.8	156.1	224.9
Orders(2)	4.5	4.5	5.7	6.6
Orders adjusted for perimeter effects(2)(3)	4.3	4.3	5.5	6.5
Revenue	41.2	44.0	41.7	59.4
Gross profit	24.9	22.9	22.2	37.1
2024(1)
GMV(2)	181.5	170.1	162.9	206.1
GMV adjusted for perimeter effects(2)(3)	176.2	164.7	158.2	204.5
Orders(2)	4.6	4.8	5.9	7.4
Orders adjusted for perimeter effects(2)(3)	4.5	4.7	5.8	7.3
Revenue	48.9	36.5	36.4	45.7
Gross profit	31.2	21.6	22.9	23.9
2025(1)
GMV(2)	161.7	180.2	197.2	279.5
Orders(2)	5.1	5.0	5.6	7.5
Revenue	36.3	45.6	45.6	61.4
Gross profit	19.9	23.9	23.8	34.2
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
We believe that our business will continue to show seasonal patterns in the future. For further information on our quarterly performance, see Item 5. “Operating and Financial Review and Prospects—A. Operating Results—Comparison of Fiscal Years Ended December 31, 2024 and December 31, 2025—Consolidated Statement of Operations—Quarterly Data.”
Macroeconomic condition and political environment
In 2025, our customers were primarily located in nine countries. Our results of operations and financial condition are significantly influenced by political and economic developments in these countries and the effect that these factors may have on demand for goods and services. The high inflationary and interest rate environment as well as fluctuations in oil and commodity prices may in the short to medium term pose significant macroeconomic challenges. We look at the macroeconomic environment based on a number of factors, which include inflation indicators, consumer confidence index, business confidence index, GDP growth, currency exchange rates, and access to capital and foreign exchange. In particular, inflation indicators were elevated in a number of our countries in 2025, for example the consumer price index (“CPI”) year-over-year increases in December 2025 amounted to 21% in Nigeria, 14% in Egypt and 5% in Ghana, according to the National Bureau of Statistics (NBS) of Nigeria, Central Bank of Egypt and IMF data, respectively. Inflationary pressure and currency devaluations are further exacerbated by regional conflicts with notable exposures in a number of African countries such as Egypt that engage in trading activities with one or more of the parties involved in a regional conflict. Overall, inflation levels are expected to remain elevated throughout 2026. Higher inflation rates continue to influence consumer sentiment and spending power, while affecting our sellers' ability to import and source goods. Despite these pressures, usage trends improved meaningfully in 2025, with GMV, Orders, and Quarterly Active Customers each growing year-over-year, reflecting the strength of our value proposition and disciplined execution across markets. On the cost front, we continue to experience inflation pressure on wages, utilities, and fuel; however, ongoing efficiency initiatives across the cost structure have enabled us to reduce fulfillment cost per order and improve operating leverage, positioning the business for continued progress toward profitability.
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
Value-added services: We provide other services to sellers for which we charge a fee such as warehousing services of products ahead of shipment. As we are the primary party responsible for fulfillment and establish pricing, revenue is recognized on a gross basis. Revenue for warehousing is recognized over the period of storage of the goods.
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

A. Operating Results
Comparison of Fiscal Years Ended December 31, 2024 and December 31, 2025
Consolidated Statement of Operations

	For the year ended December 31,
	2023	2024	2025
	(in USD millions)
Revenue	186.4	167.5	188.9
Cost of revenue	(79.3)	(68.0)	(87.2)
Gross profit	107.1	99.5	101.8
Fulfillment expense	(43.9)	(41.9)	(45.5)
Sales and advertising expense	(21.5)	(17.3)	(19.4)
Technology and content expense	(41.5)	(37.5)	(37.0)
General and administrative expense(1)	(74.4)	(69.9)	(66.1)
Other operating income	1.2	2.4	3.3
Other operating expense	(0.3)	(1.3)	(0.3)
Operating loss	(73.3)	(66.0)	(63.2)
Finance income	6.2	7.3	9.2
Finance costs	(31.5)	(38.9)	(6.1)
Loss before Income tax from continuing operations	(98.6)	(97.6)	(60.1)
Income tax expense	(0.7)	(1.5)	(1.4)
Loss for the year from continuing operations	(99.3)	(99.1)	(61.5)
Loss after Income tax for the period from discontinued operations	(4.9)	—	—
Loss for the year	(104.2)	(99.1)	(61.5)
_________________________
(1)Includes share-based compensation expense of $5.3 million in 2023, $6.5 million in 2024 and $4.7 million in 2025.
Revenue
The following table shows a breakdown of our revenue in 2023, 2024 and 2025 by source:

	For the year ended December 31,
	2023	2024	2025
	(in USD millions)
Marketplace revenue(1)	97.8	89.4	92.1
Third-party sales	81.6	78.8	80.3
Marketing and advertising	12.4	7.7	7.6
Value-added services	3.9	2.9	4.2
First-party sales	86.4	76.5	95.1
Platform revenue(2)	184.2	165.9	187.2
Non-platform revenue(3)	2.2	1.6	1.7
Total revenue	186.4	167.5	188.9
_________________________
(1) Marketplace revenue is the sum of third-party sales, marketing and advertising and value-added services.
(2) Platform revenue is the sum of marketplace revenue and first-party sales.
(3) Non-platform revenue corresponds to other revenue shown in Note 23 to our audited consolidated financial statements.
Our primary sources of revenue are first-party sales and third-party sales.
Revenue increased by 12.8% from $167.5 million in 2024 to $188.9 million in 2025. This uplift was driven by both first-party sales and marketplace revenue, reflecting strong platform usage growth.

Revenue from first-party sales increased by 24.3% from $76.5 million in 2024 to $95.1 million in 2025, reflecting strong demand and sustained momentum among significant international brands.
Marketplace revenue increased by 3.1% from $89.4 million in 2024 to $92.1 million in 2025, driven by strong execution in our marketplace business and supported by rising customer usage. This was partially offset by a $15.8 million year-over-year decline in third-party corporate sales, primarily in Egypt.
Cost of Revenue
Cost of revenue increased by 28.2% from $68.0 million in 2024 to $87.2 million in 2025, primarily driven by the increase in first-party sales. Cost of revenue primarily includes the purchase price of customer products sold in first-party sales. Certain expenses associated with third-party sales, such as compensation paid to sellers for lost, damaged or late delivery items, and shipping costs related to logistics services to non-sellers are also included in cost of revenue.
Gross Profit
Gross profit increased by 2.3% from $99.5 million in 2024 to $101.8 million in 2025, mainly driven by the increase of Revenue, which was partially offset by the higher Cost of Revenue. Gross Profit as a percentage of GMV decreased to 12.4% in 2025 compared to 13.8% in 2024, primarily driven by lower corporate sales in Egypt.
Fulfillment Expense
Fulfillment expense increased by 8.5% from $41.9 million in 2024 to $45.5 million in 2025, mainly driven by the growth in Orders. On a per Order basis, excluding JumiaPay App orders, fulfillment expense decreased from $2.30 to $2.01, as we continued generating fulfillment efficiencies leveraging our increased scale.
Sales and Advertising Expense
Sales and advertising expense increased by 12.1% from $17.3 million in 2024 to $19.4 million in 2025. The increase reflects higher marketing investments to support customer acquisition and engagement, while maintaining efficiency through targeted and performance-driven campaigns. Sales and advertising expense per Order increased by 9.2% to $0.83 in 2025, compared to $0.76 in 2024. As a percentage of GMV, Sales and advertising expense remained constant at 2.4% in both 2024 and 2025.
Technology and Content Expense
Technology and content expense decreased by 1.3% from $37.5 million in 2024 to $37.0 million in 2025. The decrease was mainly driven by ongoing headcount optimization.
General and Administrative Expense
General and administrative expense decreased by 5.4% from $69.9 million in 2024 to $66.1 million in 2025, driven by a reduction in several costs components, primarily staff costs.
General and administrative expense included a $6.5 million tax benefit in 2025 compared to a $9.9 million tax benefit in 2024. Tax liabilities, particularly tax provisions, are expected to be utilized or released as a result of the regular tax audits in the countries where we operate. When the technical merits of our tax filings get clarified and confirmed with the tax authorities, this reduces the overall uncertainty in our tax positions, resulting in a reversal of tax expenses. Excluding the impact of tax liabilities releases and share-based compensation, General and administrative expense was $67.9 million in 2025 compared to $73.2 million in 2024.
Excluding share-based compensation expense, General and administrative expense decreased to $61.4 million in 2025 from $63.4 million in 2024. The staff costs component of General and administrative expense, excluding share-based compensation expense, decreased by 6.3% from $34.6 million in 2024 to $32.4 million in 2025, primarily due to reductions in headcount.

Operating Loss
Operating loss decreased by 4.2% from $66.0 million in 2024 to $63.2 million in 2025. The improvement reflects strong revenue growth and operational efficiency gains.
Adjusting our operating loss for depreciation and amortization and share-based compensation expense, our Adjusted EBITDA loss decreased by 1.5% from $51.3 million in 2024 to $50.5 million in 2025.
Finance Income
Finance income increased by 26.1% from $7.3 million in 2024 to $9.2 million in 2025, primarily due to an increase of foreign exchange gains.
Finance Costs
Finance costs decreased by 84.2% from $38.9 million in 2024 to $6.1 million in 2025, primarily due to a decrease in foreign exchange losses and fair value losses on financial assets at fair value through profit or loss, related to our treasury and investment portfolio management activities. In 2024, we incurred $16.2 million in fair value losses on investments in securities at fair value through profit or loss, which fully matured during that year.
Loss before Income Tax from continuing operations
Loss before income tax from continuing operations decreased by 38.4% from $97.6 million in 2024 to $60.1 million in 2025, primarily driven by a lower operating loss as well as a significant improvement in the net finance result.
Income Tax Expense
Income tax expense remained relatively stable at $1.4 million in 2025 compared to $1.5 million in 2024.
Loss for the Year from continuing operations
Loss for the year from continuing operations decreased by 37.9% from $99.1 million in 2024 to $61.5 million in 2025.
Constant Currency Data
We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects. Constant currency metrics are calculated using the average monthly exchange rates for each month during 2024 and applying them to the corresponding months in 2025, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The comparative constant currency metrics are calculated using the average monthly exchange rates for each month during 2023 and applying them to the corresponding months in 2024. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth certain unaudited constant currency data for fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025.

	For the year ended December 31,
	As reported		YoY	As reported	Constant currency	YoY
	2024	2025	Change	2024	2025	Change
	(in USD millions)
GMV(2)	720.6	818.6	13.6%	720.6	796.5	10.5%
TPV(2)	195.4	232.2	18.8%	195.4	226.9	16.1%
Adjusted EBITDA(2)	(51.3)	(50.5)	(1.5)%	(51.3)	(53.9)	5.1%

Revenue	167.5	188.9	12.8%	167.5	185.6	10.8%
Gross Profit	99.5	101.8	2.3%	99.5	98.3	(1.2)%
Fulfillment expense	(41.9)	(45.5)	8.5%	(41.9)	(44.0)	4.9%
Sales and Advertising expense	(17.3)	(19.4)	12.1%	(17.3)	(19.4)	12.1%
Technology and Content expense	(37.5)	(37.0)	(1.3)%	(37.5)	(36.7)	(2.1)%
General and administrative expense(1)	(69.9)	(66.1)	(5.4)%	(69.9)	(65.4)	(6.4)%
Operating Loss	(66.0)	(63.2)	(4.2)%	(66.0)	(66.5)	0.7%
_________________________
(1)Includes share-based compensation expense of $6.5 million in 2024 and $4.7 million in 2025. In constant currency, share-based compensation expense of $4.7 million included in 2025.
(2)Key performance indicators as defined in Item 5. "Operating and Financial Review and Prospects—Key Performance Indicators."

	For the year ended December 31,
	As reported		YoY	As reported	Constant currency	YoY
	2023	2024	Change	2023	2024	Change
	(in USD millions)
GMV(2)	749.8	720.6	(3.9)%	749.8	957.3	27.7%
TPV(2)	192.2	195.4	1.7%	192.2	284.7	48.1%
Adjusted EBITDA(2)	(58.2)	(51.3)	(11.9)%	(58.2)	(45.9)	(21.1)%

Revenue	186.4	167.5	(10.1)%	186.4	219.0	17.5%
Gross Profit	107.1	99.5	(7.1)%	107.1	131.8	23.0%
Fulfillment expense	(43.9)	(41.9)	(4.5)%	(43.9)	(52.8)	20.2%
Sales and Advertising expense	(21.5)	(17.3)	(19.4)%	(21.5)	(24.3)	13.2%
Technology and Content expense	(41.5)	(37.5)	(9.7)%	(41.5)	(38.8)	(6.6)%
General and administrative expense(1)	(74.4)	(69.9)	(6.0)%	(74.4)	(79.5)	6.8%
Termination benefits	—	—	n.a.	—	—	n.a.
Operating Loss	(73.3)	(66.0)	(10.0)%	(73.3)	(62.5)	(14.7)%
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

	2024(1)				2025(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in USD millions)
Revenue	48.9	36.5	36.4	45.7	36.3	45.6	45.6	61.4
Cost of revenue	(17.7)	(14.9)	(13.6)	(21.8)	(16.4)	(21.7)	(21.9)	(27.2)
Gross profit	31.2	21.6	22.9	23.9	19.9	23.9	23.8	34.2
Fulfillment expense	(9.4)	(9.3)	(10.3)	(12.9)	(9.4)	(10.8)	(10.4)	(14.8)
Sales and advertising expense	(3.7)	(4.4)	(4.4)	(4.8)	(3.1)	(4.2)	(5.2)	(7.0)
Technology and content expense	(9.1)	(8.7)	(9.7)	(10.0)	(9.6)	(9.2)	(8.7)	(9.4)
General and administrative expense(2)	(17.5)	(19.2)	(18.9)	(14.3)	(17.2)	(17.0)	(17.6)	(14.3)
Other operating income	0.2	0.2	0.7	1.2	0.8	0.8	0.8	0.9
Other operating expense	(0.1)	(0.4)	(0.4)	(0.4)	—	(0.1)	(0.1)	(0.2)
Termination benefits	—	—	—	—	—	—	—	—
Operating loss	(8.3)	(20.2)	(20.1)	(17.3)	(18.7)	(16.5)	(17.4)	(10.6)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)Includes share-based compensation expense of $2.2 million in the first quarter of 2024, $1.7 million in the second quarter of 2024, $1.3 million in the third quarter of 2024 and $1.4 million in the fourth quarter of 2024. Includes share-based compensation expense of $1.1 million in the first quarter of 2025, $0.9 million in the second quarter of 2025, $1.4 million in the third quarter of 2025 and $1.3 million in the fourth quarter of 2025.
The following table set forth certain key performance indicators, for each fiscal quarter for the periods indicated.

	2024(1)				2025(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in millions)
Quarterly Active Customers(2)	1.9	2.0	2.0	2.4	2.1	2.2	2.4	3.0
Orders(2)	4.6	4.8	5.9	7.4	5.1	5.0	5.6	7.5
GMV(2)	$181.5	$170.1	$162.9	$206.1	$161.7	$180.2	$197.2	$279.5
Adjusted EBITDA(2)	$(4.3)	$(16.3)	$(17.0)	$(13.7)	$(15.7)	$(13.6)	$(14.0)	$(7.3)
_________________________
(1)Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)Key performance indicators as defined in Item 5. "Operating and Financial Review and Prospects—Key Performance Indicators."

B. Liquidity and Capital Resources
As of December 31, 2025, we had a liquidity position of $77.8 million comprised of $76.7 million of cash and cash equivalents and $1.2 million of term deposits and other financial assets. Most of our liquid means can be freely transferred, for a fraction of our liquid means we may need authorization or permits for a cross-border transfer.
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
Impact of inflation
In 2025, inflation indicators remained elevated in a number of countries in which we operate. For example, the consumer price index (“CPI”) year-over-year increases in December 2025 amounted to 21% in Nigeria, 14% in Egypt and 5% in Ghana, according to the National Bureau of Statistics (NBS) of Nigeria, Central Bank of Egypt and IMF data, respectively.
Inflationary pressure and currency devaluations continue to present risks to our liquidity and capital resources, including pressure on working capital requirements, foreign exchange exposure on cash balances and intercompany positions, and inflationary pressure on operating costs including wages, utility and fuel. In 2025, ongoing cost efficiency initiatives contributed to mitigating these impacts, and overall the effect on our financial performance was less pronounced than in prior years.
Consolidated Statement of Cash Flows

	For the year ended December 31,
	2023	2024	2025
	(in USD millions)
Net cash flows used in operating activities	(73.0)	(57.2)	(47.9)
Net cash flows (used in) / from investing activities	62.5	(10.4)	75.6
Net cash flows (used in) / from financing activities	(7.4)	89.5	(6.4)
Net (decrease)/increase in cash and cash equivalents	(17.9)	21.9	21.3
Effect of exchange rate changes on cash and cash equivalents	(18.2)	(2.0)	—
Cash and cash equivalents at the beginning of the year	71.6	35.5	55.4
Cash and cash equivalents at the end of the year	35.5	55.4	76.7
Net Cash Flows used in Operating Activities
Net cash used in operating activities decreased by 16.2% from a cash outflow of $57.2 million in 2024 to a cash outflow of $47.9 million in 2025. This improvement was primarily driven by a lower operating loss and a decrease in working capital. An increase in inventories and accounts payable, and a decrease in accounts receivable, led to a net working capital decrease of $7.0 million in 2025, compared to a net working capital increase of $1.5 million in 2024.

Net Cash Flows from Investing Activities
Net cash flows from investing activities changed from a cash outflow of $10.4 million in 2024 to a cash inflow of $75.6 million, mainly related to the maturing, and selling of, financial investments during 2025 in the amount of $47.9 million (2024: $21.5 million).
Net Cash Flows used in Financing Activities
Net cash flows used in financing activities showed a cash outflow of $6.4 million in 2025 compared to a cash inflow in 2024 of $89.5 million. In 2024, we recorded the proceeds from our equity offering completed in August 2024. The net proceeds from the offering were $94.7 million after accounting for all equity transaction costs.
Contractual Obligations
Below is a summary of short-term and long-term anticipated cash requirements as of December 31, 2025:

	Payments due by period
(in USD thousands)	Less than one year	More than one year
Leases	4,131	7,929
Purchase obligations	59,984	40,006
Tax payables	12,136	—
Total	76,251	47,935
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
Under German law, the assertion of claims for damages to the company against members of our supervisory board lies with our management board, while the assertion of claims for damages to the company against members of our management board lies with our supervisory board. Our shareholders have no direct recourse against the members of our management board or the members of our supervisory board if they are believed to have breached their duty of loyalty and care to us. However, we must assert a claim if the shareholders’ meeting so resolves by a simple majority of votes. Under certain conditions our shareholders may apply to court for permission to pursue claims on behalf of us. In the event of the opening of insolvency proceedings, the authority to assert claims for damages passes to the insolvency administrator.
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
The supervisory board has set certain targets for the composition of the supervisory board, including:
•at least 2 female members serving on our supervisory board by December 31, 2029, and
•an age limit of seventy years at the time of appointment.
The members of our supervisory board are elected by the shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our supervisory board members to be independent and neither our articles of association nor the rules of procedure for our supervisory board provide for such requirement. However, the rules of procedure for our supervisory board provide that the supervisory board shall, taken as a whole, comprise of, in its own estimation, an adequate number of independent members. In addition, the rules of procedure of our audit committee set forth that all members of that committee shall be independent.
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
The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term expires	Principal occupation
Jonathan D. Klein	65	2026	Co-Founder & Ex-Member of the Board, Getty Images
Anne Eriksson	66	2026	Non-Executive Director on various boards
Blaise Judja-Sato	61	2026	Founder, VillageReach; Founder, Resilience Trust
Pierre-Yves Calloc'h	51	2026	Technology Entrepreneur
Hassanein Hiridjee	50	2026	CEO and co-founder, AXIAN
The business address of the members of our supervisory board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.
The following is a brief summary of the prior business experience of the members of our supervisory board:
Jonathan D. Klein has been an independent member and the chairman of our supervisory board since January 2019. Mr. Klein is the co-founder of Getty Images and served as the chief executive officer of Getty Images for over 20 years, prior to becoming its chairman in 2015. Mr. Klein has served as a member of the board of directors of several publicly traded companies, including Getty Images, Squarespace and Etsy and currently serves on the board of directors of a number of privately owned companies, including Bloom & Wild, an e-commerce business operating in the UK and Europe. He is also currently a member of the board of directors of many non-profits, including ProPublica, The Committee to Protect Journalists, the USTA Foundation and Grassroot Soccer. Mr. Klein also served as executive-in-residence/catalyst advisor at General Catalyst until June 2023. Mr. Klein is a member of The Council on Foreign Relations. He received his master’s degree in law from the University of Cambridge.
Pierre-Yves Calloc’h has been an independent member of our supervisory board since August 2023. A technology entrepreneur since January 2026, he previously served as Chief Digital Officer at the wine and spirits group Pernod Ricard from 2018 to 2025. During his tenure, he led the company’s digital marketing and e-commerce acceleration initiatives, including the merger and acquisition of marketplace and e-business companies. He also oversaw business innovation and the large-scale deployment of artificial intelligence programs. Mr. Calloc’h holds an engineering degree from École Polytechnique. He started his career at KPMG Consulting, where he focused on B2B e-commerce and SAP solutions for the retail industry. Then, he joined the Gérard Darel fashion group. In 2003, he joined Pernod Ricard as the Chief Information Officer for France. He subsequently held several other senior IT leadership roles. From 2013 to 2017, he served as managing director of Pernod Ricard’s affiliates in Colombia and Venezuela, based in Bogotá.
Anne Eriksson has been an independent member of our supervisory board since June 2021. Ms. Eriksson serves as a non-executive director on the boards and chairs the audit committee of the EASE Holding BV and RAXIO Group respectively. Ms. Eriksson also serves on the board of PULA Advisors AG and on the board of trustees of M-PESA

Foundation. In addition, Ms. Eriksson is an independent member of the audit, finance, and risk committee of CGIAR. Ms. Eriksson has previously served on the board and chaired the audit committee of KCB Group Plc in addition to serving on the boards of two of its subsidiaries. She also previously served as non-executive director and chaired the audit committee of Africa Asset Finance Corporation. Other previous roles include serving as an independent member and chair of the audit committee of the Africa Local Currency Bond Fund, and as an independent chair of the investment committee of Catalyst Fund. Anne retired from PricewaterhouseCoopers (PwC) in 2018, where she was the Regional Senior Partner and CEO for Eastern Africa and Senior Country Partner Kenya. Her previous roles at PwC included leading the assurance practice, with responsibility for both East and West Africa. She worked for PwC for 40 years, 31 years as a partner and is widely recognized as one of Africa’s leading professionals in the industry. Anne holds an MBA with Distinction from the University of Warwick and is a Fellow of the Association of Certified and Chartered Accountants (FCCA) and a Fellow of the Institute of Certified Accountants of Kenya (FCPA).
Blaise Judja-Sato has been an independent member of our supervisory board since January 2019. Mr. Judja-Sato serves on the global board of directors of Grassroot Soccer and served on the board of Leafly Holdings, Inc., a NASDAQ-listed company, in 2022 and 2023, where he chaired the compensation committee and served on the audit committee. Mr. Judja-Sato has over 30 years of experience in technology, innovation, and social impact. He partners with governments, investors, founders, and management teams to develop and deploy technology infrastructure and scale commercial ventures across emerging markets. In 2000, he founded VillageReach, a social enterprise that builds last-mile health care delivery infrastructure across Sub-Saharan Africa. Mr. Judja-Sato’s prior leadership roles include: Executive Director at the International Telecommunication Union (United Nations) from 2009 to 2015; Founder and President of the Nelson Mandela Foundation USA from 2000 to 2012; Co-Head of Global Development Initiatives at Google from 2006 to 2007; Director of International Business Development at Teledesic, a broadband low-earth-orbit satellite company, from 1996 to 2002; Managing Director for Subsea Systems, Africa at AT&T International from 1994 to 1996; and Senior Consultant in Strategy and Technology at Andersen Consulting (now Accenture) from 1988 to 1992. Mr. Judja-Sato holds an MBA from the Wharton School at the University of Pennsylvania, a Master of Engineering degree from the École Nationale Supérieure des Télécommunications (Télécom Paris), and a Master of Science degree in Mathematics from the University of Montpellier.
Hassanein Hiridjee has been a member of our supervisory board since September 2025. Mr. Hiridjee is the CEO and co-founder of AXIAN, a role he has held since 2015. Under Mr. Hiridjee leadership, the company has grown into a leading infrastructure & services pan-African group, present in 17 countries and employing 10,000 people across five strategic sectors: telecoms, financial services, energy, fintech, and properties. Driven by a vision that combines innovation with positive impact, he aligned the Group with the United Nations Global Compact and plays an active role in the Africa Business Leaders Coalition (ABLC), advocating for public-private partnerships to address the continent’s key economic challenges. Through the AXIAN Foundation, Mr. Hiridjee supports vulnerable communities, and via Fondation H, created in 2017, he fosters African artistic creation in Antananarivo and Paris. Named “CEO of the Year” at the Africa CEO Forum 2022, he continues to champion Africa’s economic, social, and cultural development.

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
•submitting proposals to the shareholders’ meeting regarding the allocation of our profits, if any; and
•regularly reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance thereunder, and on future business planning (including strategic, financial, investment and personnel planning).
A member of the management board may not deal with or vote on matters relating to proposals, arrangements or contractual agreements between such member and our company and may be liable to our company if he or she has a material interest in any contractual agreement between our company and a third-party which is not disclosed to and approved by our supervisory board.
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
Members of our Management Board
The following table sets forth the names and functions of the current members of our management board, their ages and their terms:

Name	Age	Term ends	Principal occupation
Francis Dufay	39	November 4, 2028	Chief Executive Officer
Antoine Maillet-Mezeray	56	November 4, 2028	Executive Vice President, Finance & Operations
The business address of the members of our management board is the same as our business address: Skalitzer Straße 104, 10997 Berlin, Germany.
With approval of the supervisory board, on November 3, 2025, we entered into new service agreements with the members of the management board. The management board term for both Francis Dufay and Antoine Maillet-Mezeray will expire under the current service agreements on November 4, 2028.

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

B. Compensation
We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our supervisory board members and our management board members for services in all capacities to us or our subsidiaries for the year ended December 31, 2025, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our supervisory board members and management board members.
Compensation of Supervisory Board Members
In accordance with German law, the compensation of our supervisory board is determined via our annual general meeting. In the annual general meeting held on August 14, 2023, our shareholders resolved the following compensation system:
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
•The members of the supervisory board are included in our company’s D&O insurance.
The following table shows the compensation for the members of our supervisory board for 2025 and 2024:

	Base compensation		Committee membership(1)			Committee compensation		Total compensation	Base compensation		Committee compensation			Total compensation
	2025(2)								2024
Name	in $(3) thousand	in %	Audit	Comp.	CG & Nom.	in $(3) thousand	in %	in $(3) thousand	in $(3) thousand	in %	in $(3) thousand		in %	in $(3) thousand
Jonathan D. Klein (Chairman)	250	93	—	—	C	20	7	270	250	93	18	0	7	268
Anne Eriksson (Vice Chairman)	125	53	C	M	M	110	47	235	125	55	102		45	227
Blaise Judja-Sato	125	51	M	C	M	120	49	245	125	52	118		48	243
Angela Kay Mwanza (until June 23, 2025)	63	54	—	—	—	54	46	116	125	67	63		33	188
Pierre-Yves Calloc'h	125	68	M	M	—	58	32	183	125	87	19		13	145
Elizabeth J. Huebner (until September 13, 2024)	—	—	—	—	—	—	—	—	89	57	67		43	156
Hassanein Hiridjee (since August 6, 2025)(4)	—	—	—	—	M	—	—	—	—	—	—		—	—
_________________________
(1)Audit committee, compensation committee and corporate governance and nominations committee. “C” means chairperson, “M” means member.

(2)Committee membership since August 1, 2025.
(3)Amounts converted to USD using the average exchange rate of each corresponding period, when applicable.
(4)Hassanein Hiridjee, who is the CEO and co-founder of AXIAN, one of our shareholders, has waived his compensation.
Jonathan D. Klein, Blaise Judja-Sato and Pierre-Yves Calloc'h are the only members of our supervisory board who beneficially own ordinary shares / ADS of our company. As of February 1, 2026, Mr. Klein held 173,585 ADS, Mr. Judja-Sato held 16,000 ADS and Mr. Calloc'h held 52,499 ADS.
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
The following table shows the target compensation for each member of the management board in 2025 and 2024. Fringe benefits represent expenses in the relevant year:

	Francis Dufay CEO				Antoine Maillet-Mezeray EVP Finance and Operations
	2025		2024		2025		2024
Name	in $(1) thousand	in %	in $(1) thousand	in %	in $(1) thousand	in %	in $(1) thousand	in %
Base salary	519	37	473	43	519	37	472	43
Fringe benefits(2)	—	—	—	—	—	—	—	—
Sum fixed compensation	519	37	473	43	519	37	472	43
Short-Term Incentive	390	28	279	26	390	28	279	26
Virtual Restricted Stock Unit Program 2023	—	—	279	26	—	—	279	26
Virtual Restricted Stock Unit Program 2025	390	28	—	—	390	28	—	—
Long-Term Incentive	477	34	342	31	477	34	342	31
Virtual Restricted Stock Unit Program 2023	—	—	342	31	—	—	342	31
Virtual Restricted Stock Unit Program 2025	477	34	—	—	477	34	—	—
Sum variable compensation	867	63	621	57	867	63	621	57
Total target compensation	1,386	100	1,094	100	1,386	100	1,093	100
_________________________
(1)Amounts converted to USD using the average exchange rate of each corresponding period, when applicable.
(2)Fringe benefits primarily include contributions to market-standard insurance, such as health and nursing care insurance for the management board member and his family, and accident insurance. We also reimburse each management board member for expenses incurred in the course of the due performance of his duties and grant an education allowance for eligible dependent children. Finally, we include the management board member in our D&O insurance.
There are no pension commitments or retirement benefit agreements.
Total Compensation Awarded and Due to our Current Management Board
Compensation awarded and due refers to the value of each compensation component when settled (in the case of virtual restricted stock units).
The tables below show the compensation awarded and due to the members of the management board in 2025 and 2024. The tables show total fixed compensation, including the base salary paid out and the expenses of the fringe benefits in 2025 and 2024, as well as total variable compensation, including virtual restricted stock units that vested and became awarded and due in 2025 and 2024:

Management Board members	Francis Dufay CEO				Antoine Maillet-Mezeray EVP Finance and Operations
	2025		2024		2025		2024
Name	in $(1) thousand	in %	in $(1) thousand	in %	in $(1) thousand	in %	in $(1) thousand	in %
Base salary	519	66	473	62	519	69	472	66
Fringe benefits(2)	—	—	—	—	—	—	—	-
Sum fixed compensation	519	66	473	62	519	69	472	66
Short-Term Incentive(3)	266	34	285	38	235	31	246	34
Virtual Restricted Stock Unit Program 2021	266	34	285	38	235	31	246	34
Virtual Restricted Stock Unit Program 2023	—	—	—	—	—	—	—	—
Virtual Restricted Stock Unit Program 2025	—	—	—	—	—	—	—	—
Long-Term Incentive	—	—	—	—	—	—	—	—
Virtual Restricted Stock Unit Program 2021	—	—	—	—	—	—	—	—
Virtual Restricted Stock Unit Program 2023	—	—	—	—	—	—	—	—
Virtual Restricted Stock Unit Program 2025	—	—	—	—	—	—	—	—
Sum variable compensation	266	34	285	38	235	31	246	34
Total target compensation	785	100	758	100	754	100	718	100
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
(3)Short-term incentive that became due in 2025 to Mr. Dufay is comprised of 50,000 VRSUs granted on June 10, 2021, 20,000 VRSUs granted on September 13, 2021 and 49,000 VRSUs granted on June 15, 2022 prior to his appointment to the management board and 108,000 VRSUs granted on December 15, 2022. Short-term incentive that became due in 2025 to Mr. Maillet-Mezeray is comprised of 50,000 VRSUs granted on June 10, 2021 and 42,334 VRSUs granted on June 15, 2022 prior to his appointment to the management board and 108,000 VRSUs granted on December 15, 2022. In 2024, short-term incentive is comprised of 98,000 VRSUs granted to Mr. Dufay on June 15, 2022 prior to his appointment to the management board and 84,666 VRSUs granted to Mr. Maillet-Mezeray on June 15, 2022 prior to his appointment to the management board.

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

Name	Number of granted Options/RSUs
Francis Dufay
VRSUP 2021	132,000
VRSUP 2023	630,000
VRSUP 2025	150,000
Antoine Maillet-Mezeray
VRSUP 2021	132,000
VRSUP 2023	630,000
VRSUP 2025	150,000

Each member of our management board received virtual restricted stock units, or VRSUs, under the Virtual Restricted Unit Plan 2021 for awards made in 2021 and 2022, under the Virtual Restricted Unit Plan 2023 for awards made in 2023 and 2024 and under the Virtual Restricted Unit Plan 2025 for awards made in 2025. 132,000, 350,000, 280,000 and 150,000 VRSUs granted to each Mr. Dufay and Mr. Maillet-Mezeray in 2022, 2023, 2024 and 2025, respectively, are subject to performance conditions linked to the growth rate of GMV and profitability of the Group (Adjusted EBITDA). The management board awards vest in part after 2 years and in part after 4 years and have 2- and 4-year performance periods.
The vesting and performance period schedule applicable to the VRSUs granted in 2024 and 2025 to the members of our management board are summarized below:

Name	Grant value in $	Average share price at grant date in $(1)	Number of granted restricted stock units	Grant Date	Performance and/or vesting period
Francis Dufay
VRSUP 2023	274,050	2.18	126,000	12/13/2024	Vesting: 12/13/2024 – 12/31/2026 Performance: 1/1/2025 – 12/31/2026
VRSUP 2023	334,950	2.18	154,000	12/13/2024	Vesting: 12/13/2024 – 12/31/2028 Performance: 1/1/2025 – 12/31/2028
VRSUP 2025	390,488	5.79	67,500	12/15/2025	Vesting: 12/15/2025 - 12/31/2027 Performance: 1/1/2026 - 12/31/2027
VRSUP 2025	477,263	5.79	82,500	12/15/2025	Vesting: 12/15/2025 - 12/31/2029 Performance: 1/1/2026 - 12/31/2029
Antoine Maillet-Mezeray
VRSUP 2023	274,050	2.18	126,000	12/13/2024	Vesting: 12/13/2024 – 12/31/2026 Performance: 1/1/2025 – 12/31/2026
VRSUP 2023	334,950	2.18	154,000	12/13/2024	Vesting: 12/13/2024 – 12/31/2028 Performance: 1/1/2025 – 12/31/2028
VRSUP 2025	390,488	5.79	67,500	12/15/2025	Vesting: 12/15/2025 - 12/31/2027 Performance: 1/1/2026 - 12/31/2027
VRSUP 2025	477,263	5.79	82,500	12/15/2025	Vesting: 12/15/2025 - 12/31/2029 Performance: 1/1/2026 - 12/31/2029
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
No malus or clawback provisions were applied in fiscal year 2025.
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
As of February 1, 2026, the value of shares held by Mr. Maillet-Mezeray exceeded the shareholding requirement in his service agreement. As of February 1, 2026, the value of shares held by Mr. Dufay exceeded the shareholding requirement in his service agreement.
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
Change of Control
In the event of a change of control, vesting of virtual restricted stock units will be accelerated. For purposes of our share-based compensation programs, a change of control is an event or process, in which a person or entity acquires a majority of our shares or all or substantially all of our assets. Another business combination transaction, such as a merger, having a similar effect will also be considered to be a change of control. Accelerated vesting means that all unvested virtual restricted stock units shall vest immediately at the date of the change of control. Under our VRSUP 2023 and VRSUP 2025, for members of our management board, virtual restricted stock units will accelerate only if he or she resigns for good reason or his or her employment is terminated without cause within one year after a change of control. The change of control does not trigger a termination right. Thus, no severance payment will be due solely due to the change of control.
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
Under Section 10 of its rules of procedure, the supervisory board has established an audit committee, a compensation committee, and a corporate governance and nomination committee. Set forth in the table below are the current members of the audit committee, the compensation committee, and the corporate governance and nomination committee:

Name of committee	Current Members
Audit committee	Anne Eriksson (chairperson), Blaise Judja-Sato and Pierre-Yves Calloc’h
Compensation committee	Blaise Judja-Sato (chairperson), Anne Eriksson and Pierre-Yves Calloc’h
Corporate governance and nomination committee	Jonathan D. Klein (chairperson), Anne Eriksson, Blaise Judja-Sato and Hassanein Hiridjee
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
Following our listing on the New York Stock Exchange in April 2019, the Corporate Governance Code applies to us, and we are required to issue the annual declarations described above. We issued and published our most recent annual compliance declaration on December 29, 2025. You can find our annual compliance declarations on our website at investor.jumia.com under Corporate Governance. This website address is included in this annual report as an inactive textual reference only.

D. Employees
As of December 31, 2025, we employed a total of 2,016 employees. Our employees were based in sixteen countries, and 37.2% of our employees were female and 62.8% were male as of December 31, 2025.
The following table provides a breakdown of our employees by geography:

	As of December 31,
	2023	2024	2025
West Africa	1,132	892	862
North Africa	941	645	560
East and South Africa	473	320	320
Others	369	306	274
Total	2,915	2,163	2,016
As of December 31, 2025, 51.5% of our workforce consisted of marketplace operations and management employees followed by logistics employees at 41.4%.
The following table provides a breakdown of our employees by category:

	As of December 31,
	2023	2024	2025
Marketplace operations and management	1,633	1,145	1,038
Fulfillment	1,043	874	834
Other	239	144	144
Total	2,915	2,163	2,016

The average remuneration per employee in 2025 increased to $22.0 thousand (€19.5 thousand) from $21.3 thousand (€19.7 thousand) in 2024, mainly due to the increased price of our ADS and the related higher value of share-based compensation to employees.
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
F. Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information, as of February 1, 2026 regarding the beneficial ownership of our ordinary shares for:
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
Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 1, 2026, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.
Unless otherwise indicated below, the address for each beneficial owner listed is c/o Jumia Technologies AG, Skalitzer Strasse 104, 10997 Berlin, Germany.

Shareholder	Shares beneficially owned as of February 1, 2026
5% Shareholders	Number	Percent
Axian Telecom(1)	24,427,676	9.9%
Pleasant Lake Partners, LLC (Puerto Rico)(2)	17,510,596	7.1%
Pernod Ricard Deutschland GmbH(3)	15,393,840	6.2%
Members of our supervisory board
Anne Eriksson	—	—
Blaise Judja-Sato	*	*
Jonathan D. Klein	*	*
Pierre-Yves Calloc'h	*	*
Hassanein Hiridjee	*	*
Members of our management board
Antoine Maillet-Mezeray	*	*
Francis Dufay	*	*
All members of our supervisory board, management board and senior management, as a group(4)	1,535,002	0.6%
_________________________
*Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.
(1)Consists of ADS held by Axian Telecom, a company organized under the laws of Mauritius. The business address of Axian Telecom is Standard Chartered Tower, 19 Cybercity, c/o DTOS Ltd., 10th Floor Ebene, O4, 72201. Axian Telecom Holding and Management PLC, as the sole shareholder of Axian Telecom, and Hassanein Hiridjee, as the sole holder of Axian Telecom Holding and Management PLC, may be deemed to have shared beneficial ownership of all of these shares.
(2)Consists of ADS held by Fund 1 Investments, LLC, a company organized under the laws of Delaware. The business address of Fund 1 Investments, LLC is 100 Carr 115 Unit 1900 Rincon, Puerto Rico 00677. The ADS are held for the benefit of private investment vehicles for which Pleasant Lake Partners LLC serves as investment adviser. Jonathan Lennon serves as managing member of Fund 1 Investments, LLC, and Fund 1 Investments, LLC serves as managing member of Pleasant Lake Partners LLC. Each of Fund 1 Investments, LLC, Pleasant Lake Partners LLC and Mr. Lennon disclaims beneficial ownership of the shares except to the extent of its or his pecuniary interest therein.
(3)Consists of ADS held by Pernod Ricard Deutschland GmbH, a company organized under the laws of Germany with company number HRB 38302. The business address of Pernod Ricard Deutschland GmbH is Habsburgerring 2, 50674 Cologne, Germany. Pernod Ricard Deutschland GmbH is a wholly owned subsidiary of Pernod Ricard SA, which may be deemed to have beneficial ownership of all of these shares.
(4)Includes ADS purchased by Messrs. Klein, Judja-Sato, Calloc'h, Dufay and Maillet-Mezeray.
To our knowledge, other than as provided in the table above, our other filings with the SEC, public disclosure, including without limitation Schedule 13 filings, and this Annual Report, there has been no significant change in the percentage ownership held by any other major shareholder since January 1, 2023.
The share capital of the Company consists of ordinary shares, which are issued only in bearer form. Accordingly, the Company generally cannot determine the identity of its shareholders or how many shares a particular shareholder owns. The Company’s ordinary shares are traded in the United States by means of ADSs. Each ADS currently represents two ordinary shares of the Company. On February 1, 2026, based on information provided by The Bank of New York Mellon, as depositary, there were 123,852,603 ADSs outstanding. The ordinary shares underlying such ADSs represented 100% of the then-outstanding ordinary shares. Subject to the provisions of the deposit agreement, none of our shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may at a subsequent date, result in a change of control of Jumia.

B. Related Party Transactions
The following is a description of related party transactions the Group has entered into since January 1, 2019, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.
Transactions with Key Management
Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
	2024	2025
	(in USD million)
Short-term employee benefits	3.5	3.6
Other benefits	—	0.1
Share-based compensation	2.1	1.4
Total	5.6	5.1
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
We have not paid dividends in the years ended December 31, 2023, December 31, 2024 and December 31, 2025.
B. Significant Changes
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
In June 2024, Jumia terminated its agreement with Mastercard Asia/Pacific. While we continue to accept Mastercard as a method of payment, the termination allows Jumia to broaden and deepen its relationship with other payment services providers.

D. Exchange Controls
There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Libya, Myanmar, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, Ukraine, Venezuela, Yemen and Zimbabwe. In response to Russia’s large-scale military action against Ukraine, a number of states and other organizations, including the EU, have imposed broad-based measures against Russia, Russian persons and transactions.
For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €50,000 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against or liabilities to non-residents or corporations exceeds €6,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments, payments made by direct debit, checks and bills, cryptocurrency transfers, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements. Interest payments on foreign bonds and money market instruments are not subject to reporting.

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
German Taxation of Holders of ADSs
General
Based on the Circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the Circular dated December 18, 2018, reference number IV C 1-S2204/12/10003, in respect of the taxation of American Depositary Receipts (“ADRs”) on domestic shares (jointly the “ADR Tax Circular”), for German tax purposes, the ADSs should represent a beneficial ownership interest in the underlying shares of the Company and should qualify as the ADRs within the meaning of the ADR Tax Circular even though it has to be noted that the ADR Tax Circular does not explicitly address ADSs. If the ADSs qualify as the ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for German tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of the Company with respect to capital gains (see below in section “German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that Circulars published by the German tax authorities (including the ADR Tax Circular) are not binding for German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as the ADRs within the meaning of the ADR Tax Circular.
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
•a U.S. holder (as defined below under “U.S. Taxation”);
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
a.the holder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends,
b.the holder has been exposed (if taking into account claims of the holder from transactions reducing the risk of changes of the market value of the ADRs and corresponding claims of related parties of the holder) to at least 70.0% of the risk resulting from a decrease-in-value of the ADRs continuously during the Minimum Holding Period (the minimum change-in-value risk (Mindestwertänderungsrisiko)), and
c.the holder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties.
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

Under the German Withholding Tax Relief Modernization Act (Abzugsteuerentlastungsmodernisierungsgesetz), the withholding tax certificate for dividend income (including under ADRs) is intended to be replaced by an electronic notification to be submitted by the disbursing agent directly to the Federal Central Tax Office upon request of the holder. While the statutory framework for this electronic notification and relief mechanism is in place, its practical implementation has been deferred. Currently, the electronic reporting requirements are expected to apply to dividend income accruing after December 31, 2026, with the new procedures being anticipated to become operational from 2027. In particular with regard to ADRs, the disbursing agent will be required to include substantial additional information in the notification and will have to obtain certain confirmations from the issuer of the ADRs and will only be allowed to submit the notification (which will be a pre-requisite for any refund) to the Federal Central Tax Office once it has collected all information and confirmations.

The European Commission’s proposal for a Council Directive on the misuse of shell entities for improper tax purposes dated December 22, 2021, amended January 17, 2023 and referred to as Anti-Tax Avoidance Directive 3, has been withdrawn and is no longer being pursued in its proposed form. However, further requirements to the entitlement to claim withholding tax exemption or refunds may arise from future EU or German legislative initiatives.
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
Since 2021, the rules introduced by the Act to Reduce the Solidarity Surcharge (Gesetz zur Rückführung des Solidaritätszuschlags 1995) have been in effect, resulting in a significant reduction of the solidarity surcharge. While, this new law has no impact on the solidarity surcharge levied in addition to the withholding tax, it does impact the solidarity surcharge levied on the income tax liability which the withholding tax is credited against. The threshold as to which solidarity surcharge is levied was significantly increased, so that the solidarity surcharge is fully abolished for approximately 90% of German taxpayers and partly for a further 6.5% of German taxpayers. In March 2025, the German Federal Constitutional Court confirmed the constitutionality of the continued levy of the remaining solidarity surcharge.
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
Losses resulting from the disposal of ADSs can only be offset with capital gains from the disposition of shares of corporations (Aktien) and other ADSs treated similarly to shares. However, the German Federal Fiscal Court (Bundesfinanzhof) recently decided that the limitation on the offset possibilities constitutes a violation of the equal protection clause under the German constitution and submitted the legal question to the German Federal Constitutional Court (Bundesverfassungsgericht) for decision on its constitutionality; the German Federal Constitutional Court has not yet decided on this question. If, however, a holder directly or indirectly held at least 1% of the share capital of the company at any time during the five years preceding the disposition, the German flat rate income tax on capital income does not apply with regard to such capital gain, but 60% of the capital gain resulting from the disposition are taxable at the holder’s personal progressive income tax rate (plus 5.5% solidarity surcharge and church tax, if applicable, thereon). Correspondingly, only 60% of any capital losses and disposal costs are tax deductible.

If gains are exceeded by losses, such excess losses may, under certain circumstances, be carried forward to subsequent assessment periods.
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
Except as described below under “PFIC Rules”, this discussion assumes that we are not, and will not become, a PFIC for United States federal income tax purposes.
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
We will furnish The Bank of New York Mellon, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
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
Foreign Currency Sensitivity
As of December 31, 2025, if the EUR or USD had strengthened/weakened by +/-5 or +/-10% against all other currencies with all other variables held constant, the hypothetical impact in the major local currencies on pre-tax equity and profit before tax would have been as follows, mainly as a result of foreign exchange gains/losses on translation of trade and other receivables, cash as well as trade and other payables denominated in EUR or USD.
The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies to which we are exposed (EUR, AED, XOF, KES, MAD, NGN, DZD, GHS, UGX, ZAR, EGP), with all other variables held constant. Our exposure to foreign currency changes for all other currencies is not material.
We assessed a possible change of +/- 5% to Algerian Dinar (DZD), Kenyan Shilling (KES), Egyptian Pound (EGP), Nigerian Naira (NGN) and Ugandan Shilling (UGX) due to valuation fluctuations in 2025 of (6.4)% to (0.2)% of these currencies to the United States Dollar (USD), a possible change of +/- 10% to Euro (EUR), Ghanaian Cedi (GHS), West African CFA franc (XOF) and Moroccan Dirham (MAD) due to valuation fluctuations in 2025 of (28.5)% to (9.8)% of these currencies to the United States Dollar (USD). We also assessed a possible change of +/- 5% to Algerian Dinar (DZD), Moroccan Dirham (MAD), Egyptian Pound (EGP) and Nigerian Naira (NGN) due to valuation fluctuations in 2025 of 1.9% to 7.8% of these currencies to the Euro (EUR), a possible change of +/- 10% to Kenyan Shilling (KES), Ghanaian Cedi (GHS), Ugandan Shilling (UGX) and United Arab Emirates Dirham (AED) due to valuation fluctuations in 2025 of (19.2)% to 13.0% of these currencies to the EUR. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro or US dollars. Fluctuation of various exchange rates in Africa and the resulting related foreign exchange gains or losses are recognized in other comprehensive income, when designated as net investment in a foreign operation, finance income or finance costs.

The impacts in the major local currencies are as follows:

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in EUR/USD
	10%	97,772	4,798
	(10)%	(97,772)	(4,798)
Change in EUR/AED
	10%	(1,721)	1
	(10)%	1,721	(1)
Change in EUR/KES
	10%	(181)	121
	(10)%	181	(121)
Change in EUR/MAD
	5%	(6,190)	(74)
	(5)%	6,190	74
Change in EUR/NGN
	5%	(10,170)	(33)
	(5)%	10,170	33
Change in EUR/DZD
	5%	(892)	—
	(5)%	892	—
Change in EUR/GHS
	10%	(2,131)	(21)
	(10)%	2,131	21
Change in EUR/UGX
	10%	(3,266)	(7)
	(10)%	3,266	7
Change in EUR/EGP
	5%	(918)	(1,224)
	(5)%	918	1,224

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in USD/XOF
	10%	(4,579)	(260)
	(10)%	4,579	260
Change in USD/KES
	5%	—	190
	(5)%	—	(190)
Change in USD/MAD
	10%	(4,939)	(189)
	(10)%	4,939	189
Change in USD/NGN
	5%	(5,055)	(233)
	(5)%	5,055	233
Change in USD/DZD
	5%	(441)	—
	(5)%	441	—
Change in USD/GHS
	10%	(1,140)	(144)
	(10)%	1,140	144
Change in USD/UGX
	5%	(1,255)	(30)
	(5)%	1,255	30
Change in USD/EGP
	5%	(663)	(342)
	(5)%	663	342
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
Based on the cash flow forecast for 2026, we have sufficient liquidity as of December 31, 2025 for the next twelve months.
For further information on the risks described in this Item 11, please refer to Note 33 to our audited consolidated financial statements included elsewhere in this Annual Report.

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
Fees and Other Payments Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the years ended December 31, 2022 and 2023, no reimbursement was received. In 2024, we entered into a new agreement with the depositary that provides us with an ongoing higher revenue share from the collection of fees from ADS holders. For the year ended December 31, 2024, we received a reimbursement of $1.9 million and for the year ended December 31, 2025, we received a reimbursement of $2.4 million.

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
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and executive vice president, finance & operations, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and executive vice president, finance & operations, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our chief executive officer and executive vice president, finance & operations concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Annual Report on Internal Control over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management assessed the effectiveness of internal control over financial reporting as of December 31, 2025, based on the framework in “Internal Control — Integrated Framework” (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on that assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
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
The effectiveness of the Company’s internal control over financial reporting has been audited by Forvis Mazars SA (PCAOB ID 1334) independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2025, which is included herein. See paragraph “Attestation Report of the Registered Public Accounting Firm” of the present Item 15., below.

Attestation Report of the Registered Public Accounting Firm

Forvis Mazars SA, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report, has audited our internal control over financial reporting as of December 31, 2025, as stated in its report on page F-1.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Ernst & Young, Société Anonyme, served as our principal independent registered public auditor for the year 2023 and for the years 2024 and 2025 Forvis Mazars SA (formerly Mazars SA) has been appointed as the Group’s auditor for which audited Consolidated Financial Statements appear in this Annual Report. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young, Société Anonyme and Forvis Mazars SA, and affiliates for providing audit and other professional services in each of the last two years:

	For the year ended December 31,
	2024	2025
	(in $ millions)
Audit fees - Ernst & Young, Société Anonyme	0.7	0.1
Audit fees - Forvis Mazars SA	5.0	5.8
Total	5.7	5.9
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
We design and assess our program by integrating best practices from established frameworks and compliance guidelines, including NIST Cybersecurity Framework, AWS CAF (Amazon Web Services Cloud Adoption Framework), Mitre and the Sarbanes-Oxley Act. This does not mean that we meet any particular technical standards, specifications, or requirements, but only that we use these frameworks and guidelines to help us identify, assess, and manage cybersecurity risks relevant to our business. Our business applies security controls and practices aligned with PCI-DSS requirements.
Information on cybersecurity risks and our risk management processes is collected, analyzed and incorporated into our overall risk management program.
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
The management board receives monthly updates from the information security team on our cybersecurity risks. In addition, the information security team updates the management board, as necessary, regarding any material cybersecurity incidents and any incidents with lesser impact potential.
Our information security team, composed of both full-time employees, with formal computer engineering or computer science backgrounds and hands-on experience in cybersecurity risk and incident management, and external professional cybersecurity service providers, is led by our CISO and is responsible for assessing and managing our material cybersecurity risks. We work with external consulting firms with expertise in cybersecurity governance, risk management and compliance to supplement our internal resources. Those consulting firms support the implementation, management and audit of our cybersecurity management systems, procedures and policies. This partnership is designed to enable Jumia to implement a structured, methodical approach to cybersecurity and incident response, and to ensure that the company is protected against current threats and prepared to assess and manage material cybersecurity risks, including those arising from third-party providers.
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
Item 18. Financial Statements
See page F-1 of this Annual Report.

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1*	Articles of Association of the Registrant, dated April 4, 2025
1.2*	Rules of Procedure of the Supervisory Board of the Registrant, dated December 22, 2025
1.3
Rules of Procedure of the Management Board of the Registrant (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F (File No. 001-38863) filed with the SEC on March 7, 2025)

2.1
Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

2.2
Form of Deposit Agreement between the Registrant, the depositary and holders of American Depositary Shares evidenced by American Depositary receipts issued thereunder (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1 (File No. 333-230207) filed with the SEC on March 28, 2019)

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

4.3*	Jumia, Virtual Restricted Stock Unit Program 2025
8.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F (File No. 001-38863) filed with the SEC on March 7, 2025)
11.1*	Insider Trading Policy 2025
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	EVP, Finance & Operations Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	EVP, Finance & Operations Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Forvis Mazars SA
15.2*	Consent of Ernst & Young, Société Anonyme
97.1*	Policy for the Recovery of Erroneously Awarded Compensation 2025
101*	INS XBRL Instance Document the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
SCH XBRL Taxonomy Extension Scheme Document
CAL XBRL Taxonomy Extension Calculation Linkbase Document
LAB XBRL Taxonomy Extension Definition Linkbase Document
PRE XBRL Taxonomy Extension Label Linkbase Document
DEF XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover page Interactive Data File (embedded within the XBRL document)
leadding
*    Filed herewith
**    Furnished herewith

Signatures
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for the filing of Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUMIA TECHNOLOGIES AG

Date: February 24, 2026	By	/s/ Francis Dufay
		Name:	Francis Dufay
		Title:	Chief Executive Officer and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Date: February 24, 2026	By	/s/ Antoine Maillet-Mezeray
		Name:	Antoine Maillet-Mezeray
		Title:	Executive Vice President, Finance & Operations and
Member of the Management Board

JUMIA TECHNOLOGIES AG

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of Jumia Technologies AG
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Jumia Technologies AG (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in equity and cash-flows for the two years period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash-flows for each of the two years period ended December 31, 2025, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2026, expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Provisions for income taxes, uncertain tax positions and related contingent liabilities
Description of the Matter
The Company operates in certain countries where tax systems, regulations, and enforcement processes have varying stages of development, creating uncertainty regarding application of tax laws and interpretation of tax treatments. The Company also has contingent liabilities related to potential tax claims arising in the ordinary course of business. As described in Notes 3, 21, 29, and 34 of the consolidated financial statements, this creates uncertainty in the application of tax laws and the interpretation of tax treatments. The resolution of tax positions and claims taken by the Company, through negotiations with relevant tax authorities or through claims and litigations, can take several years to complete, and, in some cases, it is difficult to predict the ultimate outcome.
As of December 31, 2025, the Company reported provisions for uncertain tax positions of $19.1 million (including $11.8 million of provisions for income taxes) as well as contingent liabilities of $23.9 million related to various tax contingencies.
Auditing management’s evaluation of the Company’s provisions for income taxes, uncertain tax provisions and related contingent liabilities required significant judgments and a high level of subjectivity to assess the application of tax laws and the interpretations of tax treatments.
How we addressed the matter in our audit
The following are the primary procedures we performed to address this critical audit matter:
•We obtained an understanding of the controls over the Company’s process for assessing uncertain tax positions, evaluated the design of those controls, and tested their operating effectiveness. Our procedures notably included testing controls relating to the completeness of uncertain tax positions.
•We tested the accuracy of the calculations for income tax provisions, uncertain tax positions, and tax contingencies, and we assessed the reasonableness of the assumptions and data used in these calculations.
•Where applicable, we involved our tax professionals to assist in evaluating the technical merits of the Company's uncertain tax positions, by reviewing the Company’s correspondence with the relevant tax authorities, evaluating confirmations or opinions obtained from the Company’s external tax advisors.
•We evaluated the appropriateness of the related disclosures included in Notes 3, 21, 29, and 34 of the consolidated financial statements.
/s/ Forvis Mazars SA
We have served as the Company’s auditor since 2024.
Levallois-Perret, France
February 24, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of Jumia Technologies AG
Opinion on Internal Control Over Financial Reporting
We have audited Jumia Technologies AG’s (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO criteria).
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and cash-flows for the two years period ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated February 24, 2026, expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Levallois-Perret, France
February 24, 2026

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of Jumia Technologies AG
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”) of Jumia Technologies AG (the “Group”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Group operations and its cash flows for year ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
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
Luxembourg, Grand Duchy of Luxembourg
March 28, 2024 except for the effects of the change in accounting policy disclosed in Note 23, as to which the date is March 7, 2025.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
In thousands of USD	Note	2024	2025
Assets
Non-current assets
Property and equipment	7	17,196	19,163
Deferred tax assets	8	323	326
Other taxes receivable	20	3,814	—
Other non-current assets	9	1,408	1,278
Total Non-current assets		22,741	20,767
Current assets
Inventories	10	6,432	10,098
Trade and other receivables	13	15,783	13,888
Income tax receivables	29	3,041	3,153
Other taxes receivable	20	4,227	3,746
Prepaid expenses	14	5,903	4,067
Term deposits and other financial assets	12	78,585	1,162
Cash and cash equivalents	11	55,360	76,670
Total Current assets		169,331	112,784
Total Assets		192,072	133,551
Equity and Liabilities
Equity
Share capital	15	283,093	286,156
Share premium	15	1,792,181	1,792,181
Other reserves	16	180,442	178,520
Accumulated losses		(2,168,924)	(2,230,584)
Equity attributable to the equity holders of the Company		86,792	26,273
Non-controlling interests		(506)	(539)
Total Equity		86,286	25,734
Liabilities
Non-current liabilities
Non-current borrowings	19	7,260	7,929
Trade and other payables	18	6	6
Deferred tax liabilities	8	540	126
Other taxes payable	20	1,626	—
Provisions for liabilities and other charges	21	638	721
Total Non-current liabilities		10,070	8,782
Current liabilities
Current borrowings	19	3,938	3,793
Trade and other payables	18	44,301	57,954
Income tax payables	29	13,510	12,456
Other taxes payable	20	13,994	11,478
Provisions for liabilities and other charges	21	12,893	8,522
Deferred income	22	7,080	4,832
Total Current liabilities		95,716	99,035
Total Liabilities		105,786	107,817
Total Equity and Liabilities		192,072	133,551
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

		For the years ended December 31,
In thousands of USD	Note	2023	2024	2025
Revenue	23	186,402	167,486	188,930
Cost of revenue		(79,298)	(67,958)	(87,150)
Gross profit		107,104	99,528	101,780
Fulfillment expense	24	(43,884)	(41,920)	(45,464)
Sales and advertising expense	25	(21,458)	(17,288)	(19,386)
Technology and content expense	26	(41,528)	(37,515)	(37,026)
General and administrative expense	27	(74,425)	(69,926)	(66,118)
Other operating income	22	1,203	2,413	3,310
Other operating expense		(320)	(1,297)	(304)
Operating loss		(73,308)	(66,005)	(63,208)
Finance income	28	6,189	7,319	9,231
Finance costs	28	(31,481)	(38,873)	(6,149)
Loss before Income tax from continuing operations		(98,600)	(97,559)	(60,126)
Income tax expense	29	(661)	(1,546)	(1,414)
Loss for the period from continuing operations		(99,261)	(99,105)	(61,540)
Loss after Income tax for the period from discontinued operations	6	(4,917)	—	—
Loss for the period		(104,178)	(99,105)	(61,540)
Attributable to:
Equity holders of the Company		(104,155)	(99,086)	(61,551)
from continuing operations		(99,238)	(99,086)	(61,551)
from discontinued operations		(4,917)	—	—
Non-controlling interests		(23)	(19)	11
from continuing operations		(23)	(19)	11
Loss for the period		(104,178)	(99,105)	(61,540)
Other comprehensive loss that may be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations		218,516	219,671	(97,554)
Other comprehensive loss on net investment in foreign operations		(228,976)	(207,468)	92,486
Other comprehensive income / (loss) on financial assets at fair value through OCI		3,793	3,737	2,083
Other comprehensive loss		(6,667)	15,940	(2,985)
Total comprehensive loss for the period		(110,845)	(83,165)	(64,525)
Attributable to:
Equity holders of the Company		(110,803)	(83,170)	(64,492)
Non-controlling interests		(42)	5	(33)
Total comprehensive loss for the period		(110,845)	(83,165)	(64,525)

Earnings per share (EPS) attributable to Equity holders of the Company in USD:
Basic and Diluted Loss for the period from continuing operations	30	(0.49)	(0.45)	(0.25)
Basic and Diluted Loss for the period from discontinued operations	30	(0.02)	—	—
Basic and Diluted Loss for the period	30	(0.52)	(0.45)	(0.25)
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to equity holders of the Company
In thousands of USD	Share Capital	Share premium	Accumulated losses	Other reserves	Total	Non- controlling interests	Total Equity
As of January 1, 2023	235,659	1,736,469	(1,960,584)	163,174	174,718	(469)	174,249
Loss for the year	—	—	(104,155)	—	(104,155)	(23)	(104,178)
Other comprehensive loss	—	—	—	(6,648)	(6,648)	(19)	(6,667)
Total comprehensive loss for the period	—	—	(104,155)	(6,648)	(110,803)	(42)	(110,845)
Exercised stock options and stock units issued	1,141	—	—	(1,141)	—	—	—
Share-based compensation (Note 17)	—	—	—	5,344	5,344	—	5,344
Equity transaction costs (Note 15)	—	—	(24)	—	(24)	—	(24)
As of December 31, 2023	236,800	1,736,469	(2,064,763)	160,729	69,235	(511)	68,724
Loss for the year	—	—	(99,086)	—	(99,086)	(19)	(99,105)
Other comprehensive (loss) / income	—	—	—	15,916	15,916	24	15,940
Total comprehensive loss for the period	—	—	(99,086)	15,916	(83,170)	5	(83,165)
Capital contribution (Note 15)	43,930	55,712	—	—	99,642	—	99,642
Exercised stock options and stock units issued	2,363	—	—	(2,363)	—	—	—
Share-based compensation (Note 17)	—	—	—	6,160	6,160	—	6,160
Equity transaction costs (Note 15)	—	—	(5,075)	—	(5,075)	—	(5,075)
As of December 31, 2024	283,093	1,792,181	(2,168,924)	180,442	86,792	(506)	86,286
Loss for the year	—	—	(61,551)	—	(61,551)	11	(61,540)
Other comprehensive loss	—	—	—	(2,941)	(2,941)	(44)	(2,985)
Total comprehensive loss for the period	—	—	(61,551)	(2,941)	(64,492)	(33)	(64,525)
Stock units issued	3,063	—	—	(3,063)	—	—	—
Share-based compensation (Note 17)	—	—	—	4,082	4,082	—	4,082
Equity transaction costs (Note 15)	—	—	(109)	—	(109)	—	(109)
As of December 31, 2025	286,156	1,792,181	(2,230,584)	178,520	26,273	(539)	25,734
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended December 31,
In thousands of USD	Note	2023	2024	2025
Cash flows from operating activities
Loss before Income tax from continuing operations		(98,600)	(97,559)	(60,126)
Loss before Income tax from discontinued operations	6	(4,917)	—	—
Loss before Income tax		(103,517)	(97,559)	(60,126)
Depreciation and amortization of tangible and intangible assets		9,841	8,265	7,860
Impairment losses on loans, receivables and other assets	13	1,054	698	386
Impairment losses on obsolete inventories	10	215	197	575
Share-based compensation expense	17	5,276	6,541	4,743
Net loss from disposal of tangible and intangible assets		173	854	75
Change in provision for liabilities and other charges	21	(17,089)	(3,125)	(4,680)
Lease modification (income)/expense		95	(94)	(1)
Interest income	28	(2,353)	(569)	820
Discounting effect (income) / expense		(73)	(289)	(124)
Net foreign exchange (gain)/loss		10,942	13,359	(3,074)
Net loss on financial instruments at fair value through profit or loss	28	13,364	16,163	—
Net loss recognized on disposal of debt instruments held at fair value through OCI	28	3,908	3,427	2,577
Share-based compensation expense - settlement		(291)	(178)	(139)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables		8,159	3,242	9,778
Increase in inventories		(236)	834	(3,558)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables		699	(5,594)	762
Income taxes paid		(3,143)	(3,375)	(3,794)
Net cash flows used in operating activities		(72,976)	(57,203)	(47,920)
Cash flows from investing activities
Purchase of property and equipment		(2,253)	(3,678)	(4,665)
Proceeds from sale of property and equipment		112	332	58
Interest received		4,826	1,934	2,160
Movement in other non-current assets		471	(269)	278
Movement in term deposits and other financial assets		59,377	(8,721)	77,805
Net cash flows (used in) / from investing activities		62,533	(10,402)	75,636
Cash flows from financing activities
Interest settled - financing		(1,083)	—	—
Payment of lease interest	19	(1,105)	(1,025)	(2,566)
Repayment of lease liabilities	19	(5,185)	(4,098)	(3,758)
Equity transaction costs		(40)	(5,055)	(113)
Capital Contributions		—	99,642	—
Net cash flows (used in) / from financing activities		(7,413)	89,464	(6,437)
Net decrease in cash and cash equivalents		(17,856)	21,859	21,279
Effect of exchange rate changes on cash and cash equivalents		(18,241)	(1,982)	31
Cash and cash equivalents at the beginning of the period	11	71,579	35,483	55,360
Cash and cash equivalents at the end of the period	11	35,483	55,360	76,670
The accompanying notes are an integral part of these consolidated financial statements.

JUMIA TECHNOLOGIES AG
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
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
On February 23, 2026 the Supervisory Board authorized these consolidated financial statements for issuance.
2 Summary of accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
a) Basis of preparation
The consolidated financial statements of the Group (“consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Refer to Note 4 for details on the new standards, interpretations and amendments adopted by the Company.

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
Impairment – other financial assets
The Group’s maximum exposure to credit risk for other financial assets as of December 31, 2024 and 2025 is the respective carrying amount.
As of December 31, 2024 and 2025, all of the Group’s debt investments measured at fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period was therefore limited to the expected credit losses for 12 months. Management considers ‘low credit risk’ for listed bonds to be an investment grade credit rating by a major rating agency. The Group considers that credit risk increases significantly if the credit rating deteriorates to a non-investment grade rating.
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
h) Inventories
Inventories are valued at the lower of cost or net realizable value. Cost of inventory is determined on the first-in, first-out basis (FIFO) method. The cost of inventory includes purchase costs and costs incurred to bring the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Impairment losses, if any, due to obsolete materials and slow inventory movement are deducted from the carrying amount of the inventories.
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

The following tables present currency translation rates against the US dollar for the Group’s most significant operations.

		Year Ended December 31, 2023
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	135.98	134.32
Cameroon	CFA Franc BEAC (XAF)	606.62	594.31
China	Yuan Renminbi	7.07	7.08
Ivory Coast	CFA Franc BCEAO (XOF)	606.62	594.31
Egypt	Egyptian Pound (EGP)	30.67	30.93
Ghana	Cedi (Ghana) (GHS)	11.69	11.97
Kenya	Kenyan Shilling (KES)	139.98	157.01
Morocco	Moroccan Dirham (MAD)	10.13	9.88
Nigeria	Naira (NGN)	636.97	896.64
Portugal	Euro (EUR)	0.92	0.91
Rwanda	Rwanda Franc (RWF)	1,159.04	1,259.53
Senegal	CFA Franc BCEAO (XOF)	606.62	594.31
South Africa	Rand (ZAR)	18.45	18.30
Tunisia	Tunisian Dinar (TND)	3.10	3.07
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,422.54	2,512.42
Uganda	Uganda Shilling (UGX)	3,725.37	3,780.17
United Arab Emirates	UAE Dirham (AED)	3.67	3.67

		Year Ended December 31, 2024
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	134.15	135.73
Cameroon	CFA Franc BEAC (XAF)	606.41	631.50
China	Yuan Renminbi (CNY)	7.19	7.30
Ivory Coast	CFA Franc BCEAO (XOF)	606.41	631.50
Egypt	Egyptian Pound (EGP)	45.34	50.84
Ghana	Cedi (Ghana) (GHS)	14.48	14.72
Kenya	Kenyan Shilling (KES)	134.89	129.37
Morocco	Moroccan Dirham (MAD)	9.94	10.11
Nigeria	Naira (NGN)	1,480.98	1,546.43
Portugal	Euro (EUR)	0.92	0.96
Rwanda	Rwanda Franc (RWF)	1,318.18	1,388.02
Senegal	CFA Franc BCEAO (XOF)	606.41	631.50
South Africa	Rand (ZAR)	18.33	18.83
Tunisia	Tunisian Dinar (TND)	3.11	3.18
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,615.41	2,429.68
Uganda	Uganda Shilling (UGX)	3,756.75	3,680.02
United Arab Emirates	UAE Dirham (AED)	3.67	3.67

		Year Ended December 31, 2025
Country	Currency	Average Rate	Period-end Rate
Algeria	Algerian Dinar (DZD)	131.67	129.51
Cameroon	CFA Franc BEAC (XAF)	581.48	558.73
China	Yuan Renminbi (CNY)	7.19	7.00
Ivory Coast	CFA Franc BCEAO (XOF)	581.48	558.73
Egypt	Egyptian Pound (EGP)	49.26	47.69
Ghana	Cedi (Ghana) (GHS)	12.58	10.52
Kenya	Kenyan Shilling (KES)	129.29	129.09
Morocco	Moroccan Dirham (MAD)	9.35	9.12
Nigeria	Naira (NGN)	1,520.69	1,448.06
Portugal	Euro (EUR)	0.89	0.85
Rwanda	Rwanda Franc (RWF)	1,431.28	1,457.54
Senegal	CFA Franc BCEAO (XOF)	581.48	558.73
South Africa	Rand (ZAR)	17.88	16.58
Tunisia	Tunisian Dinar (TND)	2.99	2.90
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,561.08	2,469.64
Uganda	Uganda Shilling (UGX)	3,602.02	3,621.06
United Arab Emirates	UAE Dirham (AED)	3.67	3.67
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

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or a net basis, which requires Management judgment. In performing their analysis, the Group considers first whether it controls the goods or services before they are transferred to the customers and if it has the ability to direct the use of the goods or services or obtain benefits from them. The Group also considers the following indicators:
–The inventory risk borne by the Group before and after the goods have been transferred to the customer
–The latitude in establishing prices and selecting suppliers

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
(4) Value-added services
The Group provides other services to sellers for which it charges a fee such as warehousing services for products. As Jumia is the primary party responsible for fulfillment and establishes pricing, revenue is recognized on a gross basis. Revenue for warehousing is recognized over the period of storage of the goods.
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
Current taxes are measured at the amount expected to be paid to or recovered from the taxation authorities on the taxable profits or losses based on the prevailing tax rates on the reporting date and any adjustments to taxes payable in previous years. Taxable profits or losses are based on estimates if financial statements are authorized prior to filing relevant tax returns. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate. Uncertain tax positions denominated in foreign currencies are remeasured at reporting date exchange rates, with foreign exchange differences included in the measurement of the tax expense.
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

Revenue	For the year ended December 31,
In thousands of USD	2023	2024	2025
West Africa(1)	83,608	78,890	107,939
North Africa(2)	76,641	64,205	48,780
East and South Africa(3)	24,365	24,077	31,445
Europe(4)	1,152	247	565
United Arab Emirates	629	41	189
Others	8	25	11
Total	186,402	167,486	188,930
_______________________
(1)Nigeria, Ivory Coast, Senegal and Ghana. As of December 31, 2025: Nigeria totals USD 37,769 thousand (2024: USD 27,009 thousand), Ivory Coast totals USD 51,966 thousand (2024: USD 41,595 thousand) and other countries total USD 18,204 thousand (2024: USD 10,287 thousand).
(2)Egypt, Tunisia, Morocco and Algeria. As of December 31, 2025: Egypt totals USD 31,248 thousand (2024: USD 44,436 thousand) and other countries total USD 17,532 thousand (2024: USD 19,768 thousand).
(3)Kenya, Uganda and South Africa.
(4)The entire balance is attributable to Germany.

Property and equipment	As of December 31,
In thousands of USD	2024	2025
West Africa(1)	8,230	9,918
North Africa(2)	5,554	6,250
East and South Africa(3)	2,838	2,185
Europe(4)	434	428
China	138	382
United Arab Emirates	2	—
Total	17,196	19,163
___________________________
(1)Nigeria, Ivory Coast, Senegal and Ghana. As of December 31, 2025: Nigeria totals USD 2,868 thousand (2024: USD 2,025 thousand), Ivory Coast totals USD 2,620 thousand (2024: USD 3,366 thousand), Ghana totals USD 3,384 thousand (2024: USD 1,944 thousand) and Senegal totals USD 1,046 thousand (2024: USD 895 thousand).
(2)Egypt, Tunisia, Morocco and Algeria. As of December 31, 2025: Egypt totals USD 4,756 thousand (2024: USD 4,107 thousand) and other countries total USD 1,494 thousand (2024: USD 1,447 thousand),
(3)Kenya, Uganda and South Africa.
(4)Germany and Portugal. As of December 31, 2025: Germany totals USD 68 thousand (2024: USD 88 thousand) and Portugal total USD 360 thousand (2024: USD 346 thousand).

Other taxes receivable	As of December 31,
In thousands of USD	2024	2025
West Africa(1)	3,814	—
Total	3,814	—
___________________________
(1)The entire balance is attributable to Ivory Coast.
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
x) Hyperinflationary economies
According to the International Monetary Fund (IMF) World Economic Outlook (WEO) report released in October 2023, Ghana experienced significant inflation with a three-year cumulative inflation of 128% as of December 31, 2023. This led to Ghana meeting the requirements to be designated as a hyperinflationary economy under IAS 29 'Financial Reporting in Hyperinflationary Economies' beginning with reporting periods ending on or after December 31, 2023.
Subsequently, the IMF WEO report released in October 2025 indicated that Ghana's three-year cumulative inflation decreased to 71% as of December 31, 2025, with further decreases expected to 50% by December 31, 2026. Local data from the Ghana Statistical Service confirmed this downward trend in both year-on-year and month-on-month inflation. Consequently, Ghana ceased to meet the criteria for hyperinflationary designation as of December 31, 2025.
. The IMF WEO projected three-year cumulative inflation rate of 80% in Nigeria by the end of 2025, with the expectation that it will decrease to 65% by the end of 2026. However, other qualitative indicators in IAS 29 support Nigeria not currently being hyperinflationary on December 31, 2025. The IMF WEO projected three-year cumulative inflation rates of 99% in Egypt by the end of 2025, which is expected to decrease to 63% by the end of 2026. The projections indicate that Egypt is not hyperinflationary on December 31, 2025. Consequently, these economies were not considered hyperinflationary in the year ended December 31, 2025.
Application of IAS 29 to Ghana operations (2023 - September 2025):
The Group applied hyperinflationary accounting, as specified in IAS 29, to Jade E-Services Ghana Ltd.'s operations in Ghana, where the Ghanaian Cedi is the functional currency, for the period from January 1, 2023, to September 30, 2025. The consumer price index (CPI) issued by the Ghana Statistical Service was selected as the inflation index to reflect the change in purchasing power. The CPI reached 258.0 at September 30, 2025, 248.3 at December 31, 2024, 200.5 at December 31, 2023, and 162.8 at December 31, 2022. The annual movement on the index was 3.9% in 9 month period ending September 30, 2025, 23.8% in 2024 and 23.2% in 2023.
During the period of hyperinflationary accounting (January 1, 2023 to September 30, 2025), in accordance with IAS 29:
•The carrying amounts of non-monetary assets and liabilities were re-presented to reflect the change in the general price index from the date of acquisition to the end of each reporting period.
•All items recognized in the income statement were re-presented by applying the change in the general price index from the dates when the items of income and expenses were initially earned or incurred to the end of the reporting period, and the income statement items were translated to the presentation currency at the closing foreign exchange rate instead of an average rate.
•As the presentation currency of the Group is that of a non-hyperinflationary economy, comparative amounts have not been re-presented for changes in the price level or exchange rates.
•The combined effect of the re-presentation in accordance with IAS 29 and the currency translation adjustment in accordance with IAS 21 was recognized in 'Other reserves' through 'Other comprehensive loss on net investment in foreign operations'. Similar treatment was followed to reflect the impacts in opening balance as of January 1, 2023.
Cessation of hyperinflationary accounting (from October 1, 2025):

In accordance with IAS 29 paragraph 38, the Group ceased applying hyperinflationary accounting to its Ghana subsidiary beginning October 1, 2025. The amounts expressed in the measuring unit current as of September 30, 2025 have been treated as the basis for the carrying amounts in subsequent financial statements. These restated amounts serve as the new cost basis for non-monetary items for future depreciation, amortization, and other calculations.
The cessation of hyperinflationary accounting did not have a material impact on the Group's consolidated financial position or results of operations for the year ended December 31, 2025.

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
The Group has several lease contracts that include extension and termination options. These options are negotiated by management to align with the Group’s business needs. The Group applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).
The Group has assessed extension and termination options not included in lease measurements and determined that potential additional lease payments from such options are not material.
Revenue from contracts with customers
The Group applied the following judgments that significantly affect the determination of the amount and timing of revenue from contracts with customers:
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
Uncertain tax positions are assessed and reviewed by management at the end of each reporting period. Liabilities are recorded for tax positions that are determined by management as more likely than not to result in additional taxes being levied if the positions were to be challenged by the tax authorities. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. These judgments are based on the interpretation of tax laws that have been enacted or substantively enacted by the end of the reporting period, and any known court or other rulings on such issues. Liabilities for penalties, interest and taxes are recognized based on management’s best estimate of the expenditure required to settle the obligations at the end of the reporting period. Management’s best estimate of the amount to be provided is determined by their judgment and, in some cases, reports from independent experts. Further details can be found in note 21, 29 and 34.
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

Quantitative and qualitative disclosures about market risk
The Group is exposed to a variety of risks in the ordinary course of the business, including, but not limited to, foreign currency risk, interest rate risk on other financial assets and securities price risk on other financial assets. The Group regularly assesses each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of the exposure to these risks, see Note 33.
4 New accounting pronouncements
a) New standards, interpretations and amendments adopted by the Group
The impact of the adoption of the new standards and amendments to standards that became effective as of January 1, 2025 is as follows:
IAS 21 ("The Effects of Changes in Foreign Exchange Rates") amendment on lack of exchangeability
On August 15, 2023, the IASB issued ‘The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendment to IAS 21)' that adds requirements for determining whether a currency can be exchanged for another currency (exchangeability) and defining how to determine the spot exchange rate to be used when it is not possible to exchange a currency for a long period of time. This change also requires the disclosure of information that allows understanding how the currency that cannot be exchanged for another currency affects, or is expected to affect, the financial performance, financial position and cash flows of the entity, in addition to the spot exchange rate used on the reporting date and how it was determined. The amendment is effective for annual reporting periods beginning on or after January 1, 2025. There is no material impact of the adoption of this amendment in the financial statements.
b) Standards issued but not yet effective
The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective. The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below.
Amendments IFRS 9 ("Financial Instruments") and IFRS 7 ("Financial Instruments: Disclosures") regarding the classification and measurement of financial instruments
On May 30, 2024, the IASB issued ‘Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)'. These amendments intend to: i) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; ii) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; iii) add new disclosure requirements for instruments with contractual conditions that can change cash flows, like those linked to ESG targets; and iv) update the disclosure requirements for equity instruments designated at fair value through other comprehensive income, separating the fair value reserve into the fair value gains or losses of the investments derecognised and those held at the end of the period. These amendments apply at the date they become effective without restating the comparatives. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.
The group does not expect a material impact upon adoption of these amendments.
Amendments IFRS 9 ("Financial Instruments") and IFRS 7 ("Financial Instruments: Disclosures") regarding the contracts referencing nature-dependent electricity
On December 18, 2024, the IASB issued ‘Contracts referencing nature-dependent electricity (Amendments to IFRS 9 and IFRS 7)'. These amendments intend to improve the report of the financial effects of nature-dependent electricity contracts, subject to variability of quantity generated because it is dependent of uncontrollable natural conditions. These amendments intend to: i) clarify the application of the “own use” exemption requirements of IFRS 9; ii) allow the application of hedge accounting when nature dependent electricity purchase contracts are designated as hedging instrument; and iii) add new disclosure requirements to IFRS 7 to better understand the impact of these contracts on entity’s the financial performance and cash flows. This amendment shall be applied retrospectively without restating prior periods, except for hedging designation, which shall be applied prospectively. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.
The group does not expect a material impact upon adoption of these amendments.
Annual Improvements – "Volume 11"
On July 18, 2024, the IASB issued ‘Annual Improvements to IFRS Accounting Standards — Volume 11'. The annual improvements intend to clarify application issues or correct inconsistencies in standards. This volume of improvements affects the following accounting standards: IFRS 1, IFRS 7, IFRS 9, IFRS 10 e IAS 7. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.
The group does not expect a material impact upon adoption of these improvements.
IFRS 18 Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB issued ‘IFRS 18 - Presentation and Disclosures in Financial Statements'. This new standard will replace the current IAS 1. While retaining many of the existing principles of IAS 1, it is focused on the specification of a structure for the statement of profit or loss, composed of categories and required subtotals. Items in the statement of profit or loss will be classified into one of three categories: operating, investing, financing. Specified subtotals and totals will be required being the main change the mandatory inclusion of the subtotal “Operating profit or loss”. This standard also includes improvements to the disclosure of management performance measures including the reconciliation with the most similar specified subtotal in IFRS Accounting standards. This standard also enhances guidance on the principles of aggregation and disaggregation of information in the financial statements and respective notes, based on their shared characteristics. This standard applies retrospectively. The standard is effective for annual reporting periods beginning on or after January 1, 2027.
The group is analyzing the potential impacts of adoption of this standard in the presentation of financial statements (in particular comprehensive income statement), and disclosures of management performance measures.
IFRS 19 Subsidiaries without Public Accountability: Disclosures
On May 9, 2024, the IASB issued ‘IFRS 19 Subsidiaries without Public Accountability: Disclosures'. IFRS 19 is a voluntary standard which allows “Eligible” subsidiaries to use IFRS Accounting Standards with reduced disclosure requirements. IFRS 19 is a disclosure-only standard and works alongside other IFRS Accounting Standards for recognition, measurement, and presentation requirements. A subsidiary is “Eligible” if (i) it does not have public accountability; and (ii) has a parent that prepares consolidated financial statements available for public use that comply with IFRS Accounting Standards. IFRS 19 can be applied by “Eligible” subsidiaries when preparing their own consolidated, separate or individual financial statements. Complete comparative information needs to be prepared under IFRS 19 unless any exemption applies. The standard is effective for annual reporting periods beginning on or after January 1, 2027.
The group will not have an impact upon adoption of this standard.
Amendments to IFRS 19 ("Subsidiaries without Public Accountability: Disclosures")
On August 21, 2025, the IASB issued On August 21, 2025, the IASB issued ‘Amendments to IFRS 19: Disclosure Requirements’. The amendment aims to reduce disclosure requirements for changes to standards and new standards issued between February 2021 and May 2024, namely: IFRS 18: Presentation and Disclosure in Financial Statements; Amendments to IAS 7 – Supplier Finance Arrangements; IAS 12 – International Tax Reform – Pillar Two Model Rules; Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability. The presentation of complete comparative information is mandatory unless an exemption applies. The amendment is effective for annual reporting periods beginning on or after January 1, 2027.
The group will not have an impact upon adoption of these amendments.

IAS 21 ("The Effects of Changes in Foreign Exchange Rates") amendment on translation to a hyperinflationary presentation currency
On November 13, 2025, the IASB issued ‘The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21)'. This amendment specifies the conversion procedures for an entity whose presentation currency is that of a hyperinflationary economy. The entity applies the amendments if: (i) its functional currency is that of a non-hyperinflationary economy and it is translating its results and financial position to the presentation currency of a hyperinflationary economy; and (ii) it is translating to the currency of a hyperinflationary economy the results and financial position of a foreign operation whose functional currency is that of a non-hyperinflationary economy. Income statement and financial position must be translated into the presentation currency by translating all amounts (i.e., assets, liabilities, equity items, income, and expenses) at the spot exchange rate at the reporting date. Comparatives are also translated at the same exchange rate, except for the translation of a foreign operations, for which comparatives must be restated by applying the general price index, as provided for in IAS 29. The amendment is effective for annual reporting periods beginning on or after January 1, 2027.
The group will not have an impact upon adoption of these amendments.
5 Group Information
As of December 31, 2024 and 2025, the Group consolidated entities included the Parent entity (Jumia Technologies AG) and the following subsidiaries:

Company name	Country of incorporation	% control		Principal activities(1)
		December 31, 2024	December 31, 2025
Africa Internet General Trading LLC	UAE	100.00	100.00	Services
Africa Internet Services SAS	FRANCE	100.00	0.00	—
AIH General Merchandise Algeria UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Cameroon UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	0.00	—
AIH General Merchandise Egypt UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Ivory Coast UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Kenya UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Morocco UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH General Merchandise Nigeria UG (haftungsbeschränkt) & Co. KG	GERMANY	99.89	99.89	Holding
AIH General Merchandise Tanzania UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	0.00	—
AIH General Merchandise UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 10 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 11 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
AIH Subholding Nr. 8 UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	0.00	—
Atol Internet Services S.a.r.l. Tunisia	TUNISIA	100.00	0.00	—
Atol Services Gabon SARL	GABON	100.00	100.00	Not active
Atol Technology PLC	ETHIOPIA	100.00	100.00	Not active

Bambino 162. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Ecart Internet Services Nigeria Ltd.	NIGERIA	99.89	99.89	Online retailer
Ecart Services Algeria SARL	ALGERIA	100.00	100.00	Not active
Ecart Services Cameroon Ltd.	CAMEROON	100.00	0.00	—
Ecart Services Ivory Coast SARL	IVORY COAST	100.00	100.00	Online retailer
Ecart Services Kenya Ltd.	KENYA	100.00	100.00	Online retailer
Ecart Services Morocco Sarlau	MOROCCO	100.00	100.00	Online retailer
Ecart Services Tanzania Ltd.	TANZANIA	100.00	100.00	Not active
Hellopay Africa Integrated Services Ltd.	NIGERIA	100.00	100.00	Payment licensed entity
Jade E-Services Algeria SARL	ALGERIA	100.00	100.00	Marketplace
Jade E-Services Ghana Ltd.	GHANA	100.00	100.00	Online retailer
Jade E-Services Kenya Ltd.	KENYA	100.00	100.00	Not active
Jade E-Services Senegal SARL	SENEGAL	100.00	100.00	Online retailer
Jade E-Services South Africa Proprietary Ltd.	SOUTH AFRICA	100.00	100.00	Not active
Jade E-Services Tunisia SARL	TUNISIA	100.00	0.00	—
Jade E-Services Uganda Ltd.	UGANDA	100.00	100.00	Online retailer
Jolali Global Resources Ltd.	NIGERIA	99.89	0.00	—
Jumia Egypt LLC	EGYPT	100.00	100.00	Online retailer
Jumia Electronic Payment Services S.A.E	EGYPT	100.00	100.00	Payment licensed entity
Jumia Eservices SARL	TUNISIA	100.00	100.00	Not active
Jumia Financial Services Ltd.	NIGERIA	100.00	100.00	Not active
Jumia for Trading LLC	EGYPT	100.00	100.00	Importation
Jumia Payment Services Kenya Ltd.	KENYA	100.00	100.00	Payment licensed entity
Jumia Payment Services Ltd.	UGANDA	100.00	0.00	—
Jumia Services FZ-LLC	UAE	100.00	100.00	Services
Jumia Services GmbH	GERMANY	100.00	100.00	Services
Jumia Technologies Cote D'Ivoire SARLU	IVORY COAST	100.00	100.00	Marketing services
Jumia Technologies SUARL	TUNISIA	100.00	100.00	Services
Jumia Technology Services (Shenzhen) Co., Ltd	CHINA	100.00	100.00	Services
Jumia UG (haftungsbeschränkt) & Co. KG	GERMANY	100.00	100.00	Holding
Jumia USA LLC	USA	100.00	0.00	—
JumiaPay Tunisie Suarl	TUNISIA	100.00	100.00	Not active
Juwel 193 V V UG (haftungsbeschränkt) & Co. Zwölfte Verwaltungs KG	GERMANY	100.00	0.00	—
Juwel 193. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Juwel 193. V V UG (haftungsbeschränkt) & Co. 132. Verwaltungs KG	GERMANY	100.00	0.00	—
Juwel 193. V V UG (haftungsbeschränkt) & Co. 23. Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 193. V V UG (haftungsbeschränkt) & Co. 24. Verwaltungs KG	GERMANY	100.00	0.00	—

Juwel 193. V V UG (haftungsbeschränkt) & Co. Fünfte Verwaltungs KG	GERMANY	100.00	0.00	—
Juwel 193. V V UG (haftungsbeschränkt) & Co. Vierte Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel 194. V V UG (haftungsbeschränkt)	GERMANY	100.00	100.00	General Partner
Juwel 194. V V UG (haftungsbeschränkt) & Co. Erste Verwaltungs KG	GERMANY	100.00	100.00	Holding
Juwel E-Services Tanzania Ltd.	TANZANIA	100.00	100.00	Not active
Lipco Internet Services Zimbabwe Ltd.	ZIMBABWE	100.00	100.00	Not active
Silveroak Internet Services Portugal, Unipessoal Lda	PORTUGAL	100.00	100.00	Services
Vamido Global Resources Ltd.	NIGERIA	99.89	0.00	—
_________________________
(1)Principal activities as of December 31, 2025
As of December 31, 2024 and 2025, the Group consolidated 63 and 48 legal entities, respectively. The changes in scope during 2025 were as follows:
Deconsolidations
•Africa Internet Services SAS,
•Atol Internet Services S.a.r.l. Tunisia,
•Ecart Services Cameroon Ltd.,
•Jade E-Services Tunisia SARL,
•Jolali Global Resources Ltd.,
•Jumia USA LLC,
•Jumia Payment Services Ltd. and
•Vamido Global Resources Ltd.
Mergers
•AIH General Merchandise Cameroon UG (haftungsbeschränkt) & Co. KG merged into AIH General Merchandise UG (haftungsbeschränkt) & Co. KG,
•Juwel 193 V V UG (haftungsbeschränkt) & Co. Zwölfte Verwaltungs KG merged into AIH Subholding Nr. 10 UG (haftungsbeschränkt) & Co. KG, and
•AIH General Merchandise Tanzania UG (haftungsbeschränkt) & Co. KG, AIH Subholding Nr. 8 UG (haftungsbeschränkt) & Co. KG, Juwel 193. V V UG (haftungsbeschränkt) & Co. Fünfte Verwaltungs KG, Juwel 193. V V UG (haftungsbeschränkt) & Co. 24. Verwaltungs KG, Juwel 193. V V UG (haftungsbeschränkt) & Co. 132. Verwaltungs KG, merged into Jumia UG (haftungsbeschränkt) & Co. KG.
6 Discontinued Operations
From 2012 to 2023, the Group operated a food delivery business called Jumia Food in most of its markets. Following a strategic review of our business, the Group determined that the food delivery business is not suitable to the current operating environment and macroeconomic conditions, and closed the food delivery business in all markets by the end of December 2023.
As required by IFRS 5, changes have been made to the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2023 to reflect in a single line item (Loss after Income tax for the period from discontinued operations).
The Consolidated Statements of Operations and Comprehensive Income (Loss) for discontinued operations for the year ended December 31, 2023 are as follows:

	For the years ended December 31,
In thousands of USD	2023	2024	2025
Revenue	14,632	—	—
Expenses	(19,549)	—	—
Loss before Income tax from discontinued operations	(4,917)	—	—
Loss after Income tax for the period from discontinued operations	(4,917)	—	—
The impacts in Consolidated Statements of Cash Flows from discontinued operations for the year ended December 31, 2023 are as follows:

	For the years ended December 31,
In thousands of USD	2023	2024	2025
Net cash flows used in operating activities	(6,729)	—	—
Net cash flows (used in) / from investing activities	47	—	—

7 Property and Equipment
Movements in the carrying amount of property and equipment were as follows:

In thousands of USD	Buildings	Technical equipment and machinery	Transportation equipment, office equipment and other equipment	Right of use assets - Office and Warehouse	Total
Cost
Balance as of January 1, 2024	2,483	5,263	18,524	20,593	46,863
Additions	1,081	1,360	1,293	11,274	15,008
Lease modifications	—	—	—	(6,765)	(6,765)
Disposals	(1,360)	(1,846)	(5,254)	—	(8,460)
Effect of hyperinflationary economies	(2)	56	66	60	180
Effect of translation	(193)	(599)	(2,896)	(2,116)	(5,804)
Balance as of December 31, 2024	2,009	4,234	11,733	23,046	41,022
Additions	1,024	2,081	1,363	2,076	6,544
Lease modifications	—	—	—	(6,306)	(6,306)
Disposals	(63)	(76)	(354)	—	(493)
Effect of hyperinflationary economies	3	21	46	59	129
Effect of translation	280	616	1,364	2,155	4,415
Balance as of December 31, 2025	3,253	6,876	14,152	21,030	45,311
Accumulated depreciation
Balance as of January 1, 2024	(1,849)	(3,196)	(13,118)	(14,339)	(32,502)
Depreciation charge	(260)	(854)	(2,158)	(4,887)	(8,159)
Impairments	(17)	—	(14)	(59)	(90)
Accumulated depreciation on disposals	1,105	1,449	4,720	—	7,274
Lease modifications	—	—	9	6,226	6,235
Effect of translation	120	269	1,948	1,079	3,416
Balance as of December 31, 2024	(901)	(2,332)	(8,613)	(11,980)	(23,826)
Depreciation charge	(410)	(872)	(1,610)	(5,028)	(7,920)
Impairments	18	—	15	62	95
Accumulated depreciation on disposals	37	71	252	—	360
Lease modifications	—	—	—	7,556	7,556
Effect of hyperinflationary economies	(1)	(10)	(36)	—	(47)
Effect of translation	(108)	(291)	(1,002)	(965)	(2,366)
Balance as of December 31, 2025	(1,365)	(3,434)	(10,994)	(10,355)	(26,148)
Carrying amount as of December 31, 2024	1,108	1,902	3,120	11,066	17,196
Carrying amount as of December 31, 2025	1,888	3,442	3,158	10,675	19,163

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

In thousands of USD	Right of use assets	Lease Liabilities

As of January 1, 2024	6,254	6,075
Additions	11,274	10,158
Depreciation	(4,887)	—
Impairment	(59)	—
Interest expense	—	1,532
Lease modifications	(539)	(628)
Effect of hyperinflationary economies	60	—
Payments (Note 19)	—	(5,123)
Effect of translation	(1,037)	(816)
As of January 1, 2025	11,066	11,198
Additions	2,076	2,062
Depreciation	(5,028)	—
Impairment	62	—
Interest expense	—	2,781
Lease modifications	1,250	1,210
Effect of hyperinflationary economies	59	—
Payments (Note 19)	—	(6,324)
Effect of translation	1,190	795
As of December 31, 2025	10,675	11,722
During 2025, the Group’s main additions to Right of use assets include lease contracts for new warehouse facilities in Algeria, Kenya and Senegal, while Lease modifications mainly reflect the office lease renewal in Egypt.
During 2024, the Group’s main additions to Right of use assets include lease contracts for new warehouse facilities in Nigeria, Egypt and Ghana. Lease modifications are mainly driven by the early termination of warehouse contracts in Egypt, Tunisia, Ivory Coast and Nigeria, and due to delays in the constructions in the main warehouse in Ivory Coast. These effects are partially offset by the renewal of the main warehouse in Uganda.
The Group recognized rent expense from short-term leases of USD 918 thousand in the year ended December 31, 2025 (2024: USD 1,265 thousand and 2023: USD 2,035 thousand).
The following are the amounts recognized in profit or loss:

In thousands of USD	2023	2024	2025
Depreciation expense of right-of-use assets	(5,204)	(4,887)	(5,028)
Interest expense on lease liabilities	(1,074)	(1,532)	(2,781)
Expense relating to short-term leases	(2,035)	(1,265)	(918)
Total amount recognized in profit or loss	(8,313)	(7,684)	(8,727)
The Group had total cash outflows for leases of USD 6,324 thousand in 2025 (2024: USD 5,123 thousand and 2023: USD 6,279 thousand). The Group also had non-cash additions to right-of-use assets and lease liabilities of USD 2,076 thousand and USD 2,062 thousand in 2025, respectively (2024: USD 11,274 thousand and USD 10,158 thousand, respectively and 2023: USD 1,030 thousand and USD 1,057 thousand, respectively).

8 Deferred Tax Assets and Liabilities
The Group records the tax effect resulting from temporary differences between the assets and liabilities determined on an accounting basis and on a tax basis. As of December 31, 2025 and December 31, 2024, on a consolidated basis, the movement by nature of Net Deferred Tax Assets and Liabilities are as follows:

	As of December 31,
In thousands of USD	2024	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2025
Financial assets measured at fair value through OCI	944	—	(944)	—	—
Tax losses	1,885	(1,256)	—	324	953
Tax benefits	298	—	—	28	326
Leases	1,945	(53)	—	—	1,892
Deferred tax assets offset	(4,749)	2,228	—	(324)	(2,845)
Total Deferred tax assets	323	919	(944)	28	326

	As of December 31,
In thousands of USD	2024	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2025
Assets depreciation and amortization	(273)	119	—	—	(154)
Unrealized foreign exchange gains - P&L	(2,141)	2,404	—	(293)	(30)
Leases	(2,784)	220	—	—	(2,564)
Others	(91)	(132)	—	—	(223)
Deferred tax liabilities offset	4,749	(2,228)	—	324	2,845
Total Deferred tax liabilities	(540)	383	—	31	(126)

	As of December 31,
In thousands of USD	2023	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2024
Financial assets measured at fair value through OCI	2,058	—	(1,114)	—	944
Tax losses	7,464	(3,064)	—	(2,515)	1,885
Tax benefits	497	(199)	—	—	298
Leases	1,407	538	—	—	1,945
Deferred tax assets offset	(10,895)	3,631	—	2,515	(4,749)
Total Deferred tax assets	531	906	(1,114)	—	323

	As of December 31,
In thousands of USD	2023	Profit / (Loss)	OCI Gain / (Loss)	Effect of translation	2024
Assets depreciation and amortization	(421)	148	—	—	(273)
Unrealized foreign exchange gains - P&L	(8,854)	4,234	—	2,479	(2,141)
Leases	(1,684)	(1,100)	—	—	(2,784)
Others	(140)	49	—	—	(91)
Deferred tax liabilities offset	10,895	(3,631)	—	(2,515)	4,749
Total Deferred tax liabilities	(204)	(300)	—	(36)	(540)
As mentioned on the accounting policies, Note 2 t), the offset between deferred tax assets and liabilities is performed at each subsidiary level.
Deferred tax liability for foreign currency exchange on net investment amounting to USD 2,413 thousand (2024: USD 7,696 thousand) was not recognized as the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

9 Other non-current assets
As of December 31, 2025, other non-current assets are comprised of rent, trade, and other term deposits amounting to USD 1,254 thousand (2024: USD 1,373 thousand), restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period, and other non-current assets amounting to USD 24 thousand as of December 31, 2025 (2024: USD 35 thousand).
10 Inventories
Inventories are comprised of the following:

	As of December 31,
In thousands of USD	2024	2025
Merchandise available for sale	7,283	11,352
Less: Provision for slow moving and obsolete inventories	(851)	(1,254)
Total Inventories	6,432	10,098
The total cost of inventory, which consists primarily of the purchase price of customer products, recognized as an expense in the consolidated profit or loss was USD 86,121 thousand (2024: USD 66,538 thousand and 2023: USD 75,657 thousand). The total cost of revenue amounted to USD 87,150 thousand (2024: USD 67,958 thousand and 2023: USD 79,298 thousand) and consists primarily of the cost of inventory.
The amount of write-down of inventories recognized in the consolidated profit or loss was USD 699 thousand (2024: USD 331 thousand and 2023: USD 414 thousand). The amount of reversal of write-down recognized as reduction in the amount of inventories recognized as an expense in the consolidated profit or loss was USD 124 thousand (2024: USD 134 thousand and 2023: USD 199 thousand). The reversal of write-down primarily arises from our ability to increase the net realizable value of certain inventory items through price increases, driving higher margins.
11 Cash and cash equivalents
Cash and cash equivalents are comprised of the following:

	As of December 31,
In thousands of USD	2024	2025
Cash at bank and in hand	54,067	69,419
Short-term deposits	1,293	7,251
Total Cash and cash equivalents	55,360	76,670
Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
The Group has no restricted cash on cash and cash equivalents as of December 31, 2025 (2024: nil).
While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified expected credit loss was immaterial, due to low credit risk of the financial institutions.

12 Term deposits and other financial assets
Term deposits and other financial assets are comprised of the following:

	As of December 31,
In thousands of USD	2024	2025
Financial assets at fair value through OCI	47,627	—
Short term and other deposits	30,958	1,162
Term Deposits and other financial assets	78,585	1,162
Short term and other deposits represent rent and interest bearing deposits with a commercial bank for a fixed period of more than 3 months.
In 2024, short term deposits includes the placement of a USD 30,000 thousand bank deposit, in Germany, with a maturity of 6 months.
Financial assets measured at fair value through other comprehensive income comprise investments in listed investment grade bonds, via a discretionary account managed by Citi Private Bank, with the objective of maintaining capital and obtaining benchmark yields. The Group holds these investments under a “hold to collect and sell” business model as defined under IFRS 9. Interest income from financial assets at fair value through OCI are disclosed in Note 28. During 2025, the financial assets at fair value through OCI matured and were fully settled.
Fair value reserve
The movement in the fair value reserve for financial assets at fair value through other comprehensive income (“FVOCI”), including the allowance for expected credit losses (“ECL”), is as follows:

In thousands of USD	OCI on financial assets at fair value
Balance as of December 31, 2023	(5,820)
Changes in fair value of financial assets	1,441
Deferred tax assets on fair value loss through other comprehensive income	(1,114)
Reclassification from fair value reserve to profit or loss of the period due to maturity or sale of financial assets	3,427
Changes in allowance for expected credit losses - reversal	(17)
Changes recognized in other comprehensive income of the period (Note 16)	3,737
Balance as of December 31, 2024	(2,083)
Changes in fair value of financial assets	467
Deferred tax assets on fair value loss through other comprehensive income	(944)
Reclassification from fair value reserve to profit or loss of the period due to maturity or sale of financial assets	2,577
Changes in allowance for expected credit losses - reversal	(17)
Changes recognized in other comprehensive income of the period (Note 16)	2,083
Balance as of December 31, 2025	—

Allowance for expected credit losses
The movement of allowance for expected credit losses (“ECL”) of other financial assets measured at fair value through other comprehensive income is as follows:

In thousands of USD	ECL of other financial assets
Balance as of December 31, 2023	34
Changes recognized in profit or loss as net impairment gains/losses on financial assets at fair value through other comprehensive income	(17)
Total changes in allowance for expected credit losses	(17)
Balance as of December 31, 2024	17
Changes recognized in profit or loss as net impairment gains/losses on financial assets at fair value through other comprehensive income	(17)
Total changes in allowance for expected credit losses	(17)
Balance as of December 31, 2025	—
13 Trade and other receivables
Trade and other receivables are comprised of the following:

	As of December 31,
In thousands of USD	2024	2025
Advances to suppliers	3,323	1,381
Trade notes and accounts receivable	12,576	12,855
Unbilled revenues	1,237	800
Other receivables	1,574	2,005
	18,710	17,041
Less: Allowance for expected credit loss	(2,927)	(3,153)
Trade and other receivables	15,783	13,888
Allowance for expected credit losses
The movement of allowance for expected credit losses (“ECL”) of trade and other receivables is as follows:

In thousands of USD	ECL of trade and other receivables
Balance as of January 01, 2024	5,101
Provision for expected credit losses	715
Write-off	(2,427)
Effect of translation	(462)
Balance as of December 31, 2024	2,927
Provision for expected credit losses	400
Write-off	(398)
Effect of translation	224
Balance as of December 31, 2025	3,153

The aging analysis of trade and other receivables is as follows:

	Gross amount					Total expected credit losses	Net amount
			Past due but not impaired
In thousands of USD	Total	Current	< 30 days	30 - 90 days	>90 days
As of December 31, 2024	18,710	7,685	6,586	2,240	2,199	(2,927)	15,783
As of December 31, 2025	17,041	9,545	3,398	1,005	3,093	(3,153)	13,888
See Note 33 for disclosure of how the Group manages and measures credit quality of trade and other receivables that are neither past due nor impaired.
14 Prepaid expenses
As of December 31, 2025, prepaid expenses are comprised of prepaid server hosting fees and software licenses of USD 2,822 thousand (2024: USD 3,745 thousand), prepaid rent of USD 222 thousand (2024: USD 330 thousand), prepaid insurance of USD 832 thousand (2024: USD 1,252 thousand) and advance payments to the Group’s partners for online payment services amounting to USD 119 thousand (2024: USD 226 thousand). The remaining amount of USD 72 thousand (2024: USD 350 thousand) relates to other goods and services, namely travel and entertainment and professional fees.
15 Share capital and share premium
Ordinary shares issued and fully paid as of December 31, 2025

Number of shares	Class	Par value (EUR)	Share capital (in thousands of USD)	Share premium (in thousands of USD)	Total
247,705,230	Ordinary	1	286,156	1,792,181	2,078,337
Total		1	286,156	1,792,181	2,078,337
The total issued number of ordinary shares is 247,705,230 shares as of December 31, 2025 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.
During 2025, 2,779,580 shares were issued, all fully paid, relating to the settlement of different equity programs of the company. Related transaction costs of USD 109 thousand are recognized directly in the accumulated losses.
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
16 Other Reserves

In thousands of USD	Share-based payment capital reserves	Exchange difference on net investment in foreign operations	Fair value reserve of financial assets at FVOCI	Currency translation adjustment	Total other reserves
As of January 01, 2023	184,046	(347,945)	(9,613)	336,686	163,174
Hyperinflation effect in comprehensive income	—	290	—	—	290
Other comprehensive (loss) / income	—	(229,078)	3,793	218,347	(6,938)
Total comprehensive loss for the period	—	(228,788)	3,793	218,347	(6,648)
Share-based compensation	5,344	—	—	—	5,344
Exercise of options	(1,141)	—	—	—	(1,141)
As of December 31, 2023	188,249	(576,733)	(5,820)	555,033	160,729
Hyperinflation effect in comprehensive income	—	(17)	—	(13)	(30)
Other comprehensive (loss) / income	—	(207,325)	3,737	219,534	15,946
Total comprehensive (loss) / income for the period	—	(207,342)	3,737	219,521	15,916
Share-based compensation	6,160	—	—	—	6,160
Exercise of options	(2,363)	—	—	—	(2,363)
As of December 31, 2024	192,046	(784,075)	(2,083)	774,554	180,442
Hyperinflation effect in comprehensive income	—	(34)	—	—	(34)
Other comprehensive (loss) / income	—	92,539	2,083	(97,529)	(2,907)
Total comprehensive (loss) / income for the period	—	92,505	2,083	(97,529)	(2,941)
Share-based compensation	4,082	—	—	—	4,082
Exercise of options	(3,063)	—	—	—	(3,063)
As of December 31, 2025	193,065	(691,570)	—	677,025	178,520
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

As of December 31, 2025, all the awards granted under this plan have vested. The awards were subject to a non-vesting condition. The condition was not met. Therefore, the options lapsed and cannot be exercised.
Equity Programs 2021
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
Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the VRSUP 2021 either in cash or in equity. As specified above, for SOP 2020, the VSRUP 2021 was recognized as a cash-settled plan for certain beneficiaries and as an equity-settled plan for all other beneficiaries.
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
The fair value per VRSU was derived based on the observable stock price of Jumia on the reporting date or on the grant date depending on the cash- or equity-settled classification. All the cash-settled awards have vested at the reporting date. There are 264,000 unvested equity-settled awards outstanding under this plan and their weighted average fair value at grant date is USD 1.79, as of December 31, 2025
Virtual Restricted Stock Unit Program 2023
The 2023 annual general meeting of shareholders also approved the Virtual Restricted Stock Unit Program 2023 (VRSUP 2023). Jumia granted a specific number of virtual restricted stock units (VRSUs) to beneficiaries under the terms and conditions of the VRSUP 2023.
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
Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the VRSUP 2023 either in cash or in equity. As specified above, for SOP 2020 and others, the VSRUP 2023 was recognized as a cash-settled plan for certain beneficiaries and as an equity-settled plan for all other beneficiaries.
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
The fair value per VRSU was derived based on the observable stock price of Jumia on the reporting date or on the grant date depending on the cash- or equity-settled classification. The fair value per cash-settled VRSU amounts to USD 6.25, as of December 31, 2025. There are 2,359,620 unvested equity-settled awards outstanding under this plan and their weighted average fair value at grant date is USD 2.36, as of December 31, 2025.
Virtual Restricted Stock Unit Program 2025
In 2025, the Supervisory Board approved the Virtual Restricted Stock Unit Program 2025 (the “VRSUP 2025”). Jumia granted a specific number of virtual restricted stock units (“VRSUs”) to beneficiaries under the terms and conditions of the VRSUP 2025.
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
Jumia Technologies AG is authorized to opt to make payments in cash or settle in equity at the time of settlement of the awards. Jumia Technologies AG is entitled, at its sole discretion, to settle any claims under the VRSUP 2025 either in cash or in equity. As specified above, for SOP 2020 and others, the VSRUP 2025 was recognized as a cash-settled plan for certain beneficiaries and as an equity-settled plan for all other beneficiaries.
The vesting period and conditions may vary according to participants seniority. For certain participants, the awards are divided into tranches which vest upon determined years of service. Moreover, certain awards are subject to additional conditions which include reaching certain growth and profitability targets. These conditions are classified as non-market performance conditions.
In the event the Participant’s office term as member of the Management Board or the Participant’s service or employment relationship with the Company ends before settlement and the Participant qualifies as a “Bad Leaver”, all VRSUs will be forfeited.
If the Participant does not qualify as a “Bad Leaver”, it shall retain all VRSUs already vested and not yet settled.
The fair value per VRSU was derived based on the observable stock price of Jumia as at the reporting date or at the grant date depending on the cash- or equity-settled classification. The fair value per cash-settled VRSU amounts to USD 6.25, as of December 31, 2025. There are 959,868 unvested equity-settled awards outstanding under this plan and their weighted average fair value at grant date is USD 5.79, as of December 31, 2025.
For certain geographies, equity awards are settled on a net basis, i.e., Jumia Technologies AG withholds shares for settlement of tax obligations plan on behalf of group employees under share-based compensation plans.

Share-Based compensation
For all plans, the Group recognized share-based compensation expense / (reversal) as follows:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
SOP 2020	(56)	—	—
VRSUP 2021	5,182	2,365	131
VRSUP 2023	150	4,176	4,492
VRSUP 2025	—	—	120
Total share-based compensation expense	5,276	6,541	4,743
18 Trade and other payables
Trade and other payables are comprised of the following:

	As of December 31,
In thousands of USD	2024	2025
Trade payables	15,686	26,002
Invoices not yet received	11,765	18,375
Accrued employee benefit costs	7,778	7,288
Share-based compensation - Cash settled payable	273	807
Trade Deposits	649	710
Sundry accruals	8,156	4,778
Trade and Other Payables	44,307	57,960
Current	44,301	57,954
Non-current	6	6
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
19 Borrowings
Lease liabilities are presented in the statement of financial position as follows:

	As of December 31,
In thousands of USD	2024	2025
Current	3,938	3,793
Non-current	7,260	7,929
Total Lease liabilities	11,198	11,722

Set out below is the maturity of the lease liabilities classified as non-current:

In thousands of USD	One to five years	More than five years	Total
Lease liability future payments (undiscounted cash flows)	13,220	3,138	16,358
Cash flows discounting effect	(7,602)	(827)	(8,429)
Lease liability future payments (discounted cash flows)	5,618	2,311	7,929
The Group has several lease contracts that include extension and termination options. Whenever the contracts do not include a mutual agreement clause, the Group applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. There are no future cash outflows as of December 31, 2025 to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities and relates to new contracts signed in 2026 or potential renewals.
Changes in liabilities arising from financing activities

In thousands of USD	January 1, 2025	Additions and modifications	Payments	Reclassification	Effect of translation	December 31, 2025
Current lease liabilities	3,938	5,029	(6,324)	1,114	36	3,793
Non-current lease liabilities	7,260	1,024	—	(1,114)	759	7,929
Total liabilities from financing activities	11,198	6,053	(6,324)	—	795	11,722

In thousands of USD	January 1, 2024	Additions and modifications	Payments	Reclassification	Effect of translation	December 31, 2024
Current lease liabilities	3,718	4,976	(5,123)	696	(329)	3,938
Non-current lease liabilities	2,357	6,086	—	(696)	(487)	7,260
Total liabilities from financing activities	6,075	11,062	(5,123)	—	(816)	11,198
Additions and modifications include USD 2,781 thousand of accrued interest as of December 31, 2025 (2024: USD 1,532 thousand) as described in Note 7.
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
The expense relating to payments not included in the measurement of the lease liability is as follows:

	As of December 31,
In thousands of USD	2024	2025
Short-term leases	1,265	918
Variable lease payments	90	70
Total expense	1,355	988
At December 31, 2025 the Group was committed to short-term leases and the total commitment at that date was USD 338 thousand (2024: USD 395 thousand).

20 Other taxes receivable & Other taxes payable
Other taxes receivable are comprised of the following:

	For the year ended December 31,
In thousands of USD	2024	2025
Value-added taxes	8,013	3,527
Other taxes receivable	28	219
Other taxes receivable	8,041	3,746
Current	4,227	3,746
Non-Current	3,814	—
Other taxes payable are comprised of the following:

	For the year ended December 31,
In thousands of USD	2024	2025
Value-added taxes	7,964	4,258
Withholding Tax	7,319	6,628
Other taxes payable	337	592
Other taxes payable	15,620	11,478
Current	13,994	11,478
Non-Current	1,626	—
21 Provisions for liabilities and other charges
Movements in provisions for liabilities and other charges are as follows:

In thousands of USD	Uncertain tax positions	Marketplace and consignment goods	Provision for other expenses	Total
Balance as of January 1, 2024	15,288	454	3,192	18,934
Additions	2,923	65	387	3,375
Reversals	(2,966)	—	(112)	(3,078)
Use of provision	(1,695)	—	(1,728)	(3,423)
Effect of translation	(1,860)	(97)	(320)	(2,277)
Balance as of December 31, 2024	11,690	422	1,419	13,531
Additions	2,485	34	178	2,697
Reversals	(6,040)	(196)	(5)	(6,241)
Use of provision	(1,137)	—	—	(1,137)
Effect of translation	275	49	69	393
Balance as of December 31, 2025	7,273	309	1,661	9,243
Current	7,273	309	940	8,522
Non-current	—	—	721	721
Uncertain tax positions
Uncertain tax positions includes provisions related to VAT for USD 1,532 thousand (2024: USD 1,506 thousand), provisions related to Withholding Tax (WHT) for USD 4,895 thousand (2024: USD 8,626 thousand) and provisions related to other taxes for USD 846 thousand (2024: USD 1,558 thousand). Provisions are calculated based on the detailed review of uncertain tax positions completed by management across the Group and in consideration of the probability of a liability arising, within the applicable statute of limitations. These provisions are expected to be utilized or released as a result of the regular tax audits in the Countries where the Group operates. When the technical merits of tax filings get clarified and confirmed with the tax authorities, as happened in 2024 and 2025, this reduces the overall uncertainty in the Group's tax positions, resulting in a reversal of provisions.
Marketplace and consignment goods
The provision for marketplace and consignment goods relates to the lost and damaged items, which are to be reimbursed to the sellers. The provision is calculated based on the detailed review of these items, and it is expected that these costs will be incurred in the next financial year.
Provision for other expenses
Provision for other expense includes the end-of-service gratuity and post retirement benefits provision of USD 721 thousand (2024: USD 638 thousand), and various litigation and penalty provisions of USD 940 thousand (2024: USD 781 thousand). The provisions are calculated based on our best estimate considering past experience.
22 Deferred income
Deferred income consists of USD 1,233 thousand (2024: USD 1,101 thousand) related to a depositary fee from BNY Mellon. Our depositary agreement with BNY Mellon contains a compensation for each ADS issued during our primary (IPO) and secondary offerings, deferred over the period of the agreement. In 2024, the Group entered into a new agreement with the depositary that provides us with an ongoing higher revenue share from the collection of fees from ADS holders. For the year ended December 31, 2025, the Group received a reimbursement of USD 2.4 million (2024: USD 1.9 million), which is recognized in "Other operating income" over a period of 12 months.
Other amounts refer to contract liabilities related to payments received from end customers in advance for goods that have been ordered but are not yet delivered. As of December 31, 2025 contract liabilities amounts to USD 3,599 thousand (2024: USD 5,979 thousand). The total amount of the contract liability, as of the beginning of the period, was recognized as revenue in 2025.
23 Revenue
Revenue is comprised of the following:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
First-party sales	86,384	76,518	95,098
Third-party sales	81,593	78,775	80,255
Value-added services	3,857	2,875	4,244
Marketing and advertising	12,392	7,716	7,619
Other revenue	2,176	1,602	1,714
Revenue	186,402	167,486	188,930
The Group's primary sources of revenue are first-party sales and third-party sales.
Revenue increased by 12.8% from USD 167.5 million in 2024 to USD 188.9 million in 2025. This uplift was driven by both first-party sales and marketplace revenue, reflecting strong platform usage growth.
No single customer accounted for more than 10% of Group revenues for the years ended December 31, 2025, 2024 and 2023.
The breakdown of the Group’s revenue from contracts with customers by region is disclosed in the Note 2 u) Segments.

24 Fulfillment expense
Fulfillment expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Fulfillment staff costs	13,293	12,470	12,768
Fulfillment centers expense	2,630	2,225	3,009
Freight and shipping expense	27,961	27,225	29,687
Fulfillment expense	43,884	41,920	45,464
Fulfillment expense increased by 8.5% from USD 41.9 million in 2024 to USD 45.5 million in 2025, mainly driven by the growth in Orders. On a per Order basis, excluding JumiaPay App Orders, which do not incur logistics costs, fulfillment expense decreased from $2.30 to $2.01, as the Company continued generating fulfillment efficiencies leveraging our increased scale.
25 Sales and advertising expense
Sales and advertising expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Staff costs	6,755	5,643	4,448
Advertising campaigns	12,867	9,737	12,055
Selling expenses	1,836	1,908	2,883
Sales and advertising expense	21,458	17,288	19,386
Sales and advertising expense increase by 12.1% from USD 17.3 million in 2024 to USD 19.4 million in 2025, mostly as a result of an increase in marketing expenditure in 2025 compared to 2024. The increase reflects higher marketing investments to support customer acquisition and engagement, while maintaining efficiency through targeted and performance-driven campaigns.
26 Technology and content expense
Technology and content expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Staff Costs	17,425	13,434	11,638
Technology license and maintenance expenses	24,103	24,081	25,388
Technology and content expense	41,528	37,515	37,026
Technology and content expense decreased by 1.3% from USD 37.5 million in 2024 to USD 37.0 million in 2025. The decrease was mainly driven by ongoing headcount optimization.

27 General and administrative expense and Termination benefits
General and administrative expense
General and administrative expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Staff Costs	45,147	41,107	37,144
Occupancy Costs	2,099	1,359	983
Professional fees	11,278	10,206	11,503
Travel and entertainment	2,172	2,290	1,987
Office and related expenses	6,020	4,576	4,408
Bank fees & payment costs	650	736	786
Bad debt expense	212	989	467
Tax expense / (reversal)	(8,018)	(2,921)	(1,355)
Provisions for liabilities and other charges	1,745	300	171
Depreciation and amortization	9,806	8,160	7,954
Other general and administrative expense	3,314	3,124	2,070
General and administrative expense	74,425	69,926	66,118
Staff costs expense includes share options and stock units granted to eligible employees of USD 4,743 thousand (2024: USD 6,541 thousand and 2023: USD 5,276 thousand).
Tax expense / (reversal), refers to tax expense / (reversal) other than income tax and is comprised of the following:

	As of December 31,
In thousands of USD	2023	2024	2025
Withholding taxes	(6,398)	(4,624)	(4,059)
VAT	(2,999)	(1,446)	(101)
Other taxes	1,378	3,149	2,805
Total	(8,018)	(2,921)	(1,355)
General and administrative expenses for the year includes a tax expense reversal of USD 6.5 million (2024: USD 9.9 million and 2023: USD 18.6 million) primarily resulting from the reversal of tax provisions following the resolution of tax audits in certain jurisdictions where the Group operates, which provided clarity on the tax treatment of intercompany transactions, contributing to reduced tax uncertainty for the Group's operations in the relevant markets. Further details are provided in Note 21.
As of December 31, 2025 Other general and administrative expense includes USD 2,262 thousand (2024: USD 3,055 thousand and 2023: USD 3,192 thousand) for insurance premiums.

28 Finance income and finance costs
Finance income and finance costs comprise of the following:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Foreign exchange gain	1,336	3,229	7,103
Interest and similar income	1,738	2,304	1,470
Interest income from financial assets at fair value through OCI	2,788	1,212	520
Fair value gain on financial assets at fair value through profit or loss	237	—	—
Other income	90	574	138
Finance income	6,189	7,319	9,231
Foreign exchange loss	11,804	16,252	855
Interest and similar expense	2,168	2,905	2,804
Fair value loss on financial assets at fair value through profit and loss	13,601	16,163	—
Loss recognized on disposal of debt instruments held at fair value through OCI (Note 12)	3,908	3,427	2,577
Other charges	—	126	(87)
Finance costs	31,481	38,873	6,149
In 2023, and 2024, the company held investments in securities measured at fair value through profit or loss, with the objective of obtaining returns in line with specific market benchmarks. These securities were fully disposed of by the end of 2024. As a result, there was no fair value gain recognized in 2025 (2024: nil and 2023: 237 thousand), and no fair value loss was incurred in 2025 (2024: 16,163 thousand and 2023: 13,601 thousand realized upon disposal).
Interest income from financial assets at fair value through OCI includes the interest measured and recognized according to effective interest rate method and amounts to USD 520 thousand (2024: 1,212 thousand and 2023: 2,788 thousand).
29 Income tax
Income tax payables and receivables are comprised of the following:

	As of December 31,
In thousands of USD	2024	2025
Income Tax Prepayments	3,041	3,153
Total Income tax receivables	3,041	3,153
Income Tax Payables	869	658
Provision for Income Tax	12,641	11,798
Total Income tax payables	13,510	12,456
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

The reconciliation of tax expense and the effective tax rate was as follows:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Loss before Income tax from continuing operations	(98,600)	(97,559)	(60,126)
Loss before Income tax from discontinued operations	(4,917)	—	—
Loss before income tax	(103,517)	(97,559)	(60,126)
Statutory tax rate(1)	27.98%	27.27%	24.95%
Expected income tax benefit	28,963	26,603	15,001

Tax effects of:
Sundry permanent differences	(2,547)	(4,891)	20,031
Effect of functional to local reporting currency in Germany	(3,040)	(4,976)	3,465
Equity Transaction costs	8	1,386	28
Share based payments	(1,506)	(1,670)	(1,011)
Tax Expenses	19	1,321	552
Bad debt expense	(1,841)	(2,784)	(3,058)
Management fees	(4,268)	(9,289)	(10,543)
Interest expense	(567)	(385)	(408)

Unrecognized deferred tax asset arising from timing differences relating to:
FX unrealized gain/loss	(1,407)	1,851	1,310
Share based payments	85	(38)	(29)
Tax Expenses	3,328	322	576
Sundry temporary differences	1,079	(766)	655

Minimum tax	(665)	(554)	(706)
Deferred tax not recognized (mainly tax losses carried forward)	(20,885)	(8,281)	(28,580)
Deferred tax: relating to origination and reversal of temporary differences and tax losses	2,583	606	1,303

Income tax expense	(661)	(1,546)	(1,414)
Effective tax rate	0.64%	1.58%	2.35%
_________________________
(1)The Statutory tax rate consists of an average tax rate weighted in proportion to accounting profit/(loss) in each geographical territory.
Income tax expense is comprised of the following:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Current tax (expense) / income	(3,244)	(2,152)	(2,716)
Deferred tax (expense) / income	2,583	606	1,302
Total Income tax (expense) / income	(661)	(1,546)	(1,414)

Tax losses available for offsetting against future taxable profits were as follows:

				As of December 31,
				2023	2024	2025
In thousands of USD Country	Duration	Rate		Accumulated tax loss [gross]	Accumulated tax loss [gross]	Accumulated tax loss [gross]
Germany **	Indefinite	30.2%	*	(36,125)	(43,942)	(52,191)
Morocco	4 years	20.0%		(29,780)	(23,636)	(6,140)
Egypt	5 years	22.5%		(62,390)	(32,426)	(125,638)
Nigeria	Indefinite	30.0%		(137,013)	(17,837)	(39,818)
Kenya	5 Years	30.0%		(74,817)	(105,886)	(96,042)
Ivory Coast	5 years	25.0%		(30,144)	(9,233)	(11)
Ghana	5 years	25.0%		(6,316)	(4,255)	(2,899)
Other	N/A	N/A		(127,695)	(147,429)	(89,998)
Total				(504,280)	(384,644)	(412,737)
_________________________

*	In Germany, the calculation of current tax is based on a combined tax rate of 30.2%, consisting of a corporate income tax rate of 15.8% and a trade tax rate of 14.4%.

**
Accumulated tax losses related to Trade Tax amount to USD 94,496 thousand as of December 31, 2025 (USD 71,057 thousand as of December 31, 2024 and USD 64,942 thousand as of December 31, 2023), not included in the table above.

Various tax rules may limit the use of the tax losses above.
No deferred tax asset has generally been recognized in respect of the tax losses as the latter may either be time barred at the time when they could have otherwise offset taxable profits, may be subject to limitations as to their use, or there is no tax opportunity or other evidence of recoverability within a short timeline. This general principle is subject to a few exceptions disclosed in Note 8. The previously unrecognized tax losses of prior periods used to reduce current tax expense amounts to USD 22,058 thousand.
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

The following table reflects the loss and share data used in the basic and diluted EPS calculations from continuous operations:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Numerator
Loss for the period from continuing operations	(99,261)	(99,105)	(61,540)
Less: net loss attributable to non-controlling interest from continuing operations	(23)	(19)	11
Loss attributable to Equity of the Company from continuing operations	(99,238)	(99,086)	(61,551)
Denominator
Weighted average number of shares for basic and diluted EPS	201,789,219	219,981,977	246,951,317

Loss per share from continuing operations - basic and diluted	(0.49)	(0.45)	(0.25)
The following table reflects the loss and share data used in the basic and diluted EPS calculations from discontinued operations:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Numerator
Loss for the period from discontinued operations	(4,917)	—	—
Loss attributable to Equity of the Company from discontinued operations	(4,917)	—	—
Denominator
Weighted average number of shares for basic and diluted EPS	201,789,219	219,981,977	246,951,317

Loss per share from discontinued operations - basic and diluted	(0.02)	—	—
The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Numerator
Loss for the period	(104,178)	(99,105)	(61,540)
Less: net loss attributable to non-controlling interest	(23)	(19)	11
Loss attributable to Equity of the Company	(104,155)	(99,086)	(61,551)
Denominator
Weighted average number of shares for basic and diluted EPS	201,789,219	219,981,977	246,951,317

Loss per share - basic and diluted	(0.52)	(0.45)	(0.25)
Potential dilutive securities that are not included in the diluted earnings per share calculations because they would be anti-dilutive are as follows:

	For the year ended December 31,
	2023	2024	2025
Share Options and Stock Units	2,017,355	3,474,322	2,496,453

31 Transactions and balances with related parties
Terms and conditions of transactions with related parties
The following is a description of related party transactions the Group has entered into since January 1, 2023, with members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.
Transactions with Key management
Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

	For the year ended December 31,
In thousands of USD	2023	2024	2025
Short-term employee benefits	3,332	3,528	3,636
Other benefits	114	40	78
Share-based compensation	1,858	2,070	1,392
Total	5,304	5,638	5,106
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
Financial investments measured at fair value
As of December 31, 2024 other financial assets were measured using as inputs quoted prices in an active market, corresponding to the Level 1 of the fair value hierarchy of IFRS 13. These financial assets reached maturity during 2025 and were fully settled.
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
Foreign currency sensitivity
As of December 31, 2025, if the EUR or USD had strengthened/weakened by +/- 5 or +/-10% against all other currencies with all other variables held constant, the hypothetical impact in the major local currencies on pre-tax equity and profit before tax would have been as follows, mainly as a result of foreign exchange gains/losses on translation of trade and other receivables, cash as well as trade and other payables denominated in EUR or USD.
The following tables demonstrate the sensitivity to a reasonably possible change in Euros and US dollars and major currencies to which the Group is exposed (EUR, AED, XOF, KES, MAD, NGN, DZD, GHS, UGX, EGP), with all other variables held constant. The Group’s exposure to foreign currency changes for all other currencies is not material.
The Group assessed a possible change of +/- 5% to Algerian Dinar (DZD), Kenyan Shilling (KES), Egyptian Pound (EGP), Nigerian Naira (NGN) and Ugandan Shilling (UGX) due to valuation fluctuations in 2025 of (6.4)% to (0.2)% of these currencies to the United States Dollar (USD), a possible change of +/- 10% to Euro (EUR), Ghanaian Cedi (GHS), West African CFA franc (XOF) and Moroccan Dirham (MAD) due to valuation fluctuations in 2025 of (28.5)% to (9.8)% of these currencies to the United States Dollar (USD). The Group also assessed a possible change of +/- 5% to Algerian Dinar (DZD), Moroccan Dirham (MAD), Egyptian Pound (EGP) and Nigerian Naira (NGN) due to valuation fluctuations in 2025 of 1.9% to 7.8% of these currencies to the Euro (EUR), a possible change of +/- 10% to Kenyan Shilling (KES), Ghanaian Cedi (GHS), Ugandan Shilling (UGX) and United Arab Emirates Dirham (AED) due to valuation fluctuations in 2025 of (19.2)% to 13.0% of these currencies to the Euro (EUR).
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

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in EUR/USD
	10%	97,772	4,798
	(10)%	(97,772)	(4,798)
Change in EUR/AED
	10%	(1,721)	1
	(10)%	1,721	(1)
Change in EUR/KES
	10%	(181)	121
	(10)%	181	(121)
Change in EUR/MAD
	5%	(6,190)	(74)
	(5)%	6,190	74
Change in EUR/NGN
	5%	(10,170)	(33)
	(5)%	10,170	33
Change in EUR/DZD
	5%	(892)	—
	(5)%	892	—
Change in EUR/GHS
	10%	(2,131)	(21)
	(10)%	2,131	21
Change in EUR/UGX
	10%	(3,266)	(7)
	(10)%	3,266	7
Change in EUR/EGP
	5%	(918)	(1,224)
	(5)%	918	1,224

In thousands of USD		Effect on pre-tax equity	Effect on profit before tax
Change in USD/XOF
	10%	(4,579)	(260)
	(10)%	4,579	260
Change in USD/KES
	5%	—	190
	(5)%	—	(190)
Change in USD/MAD
	10%	(4,939)	(189)
	(10)%	4,939	189
Change in USD/NGN
	5%	(5,055)	(233)
	(5)%	5,055	233
Change in USD/DZD
	5%	(441)	—
	(5)%	441	—
Change in USD/GHS
	10%	(1,140)	(144)
	(10)%	1,140	144
Change in USD/UGX
	5%	(1,255)	(30)
	(5)%	1,255	30
Change in USD/EGP
	5%	(663)	(342)
	(5)%	663	342
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
Trade receivables
As of December 31, 2025, the Group has as an allowance for uncollectible receivables of USD 3,153 thousand (2024: USD 2,927 thousand) as set out in the Note 13.
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
Cash deposits
Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. The Group’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2024 and 2025 is the carrying amount as illustrated in cash and cash equivalents in the consolidated statement of financial position.
The expected credit losses (“ECL”) from cash and cash equivalents, are estimated by the Group as immaterial as of December 31, 2023, 2024 and 2025, due to low credit risk rating of the financial institutions.
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
Based on the cash flow forecast for 2026, the Group has sufficient liquidity as of December 31, 2025 for the next twelve months.
34 Commitments and contingencies
Tax contingencies
The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.
As of December 31, 2025, there are ongoing tax audits in various countries. Some of these tax inquiries have resulted in re-assessments, whilst others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigation in determining legal provisions. Final claims or court rulings may differ from management estimates. In addition, Management is required to make estimates and judgments about the ultimate outcome of other tax risks that have not led to an investigation or litigation but that, based on Management’s own assessment, may lead to potential tax claims.
As of December 31, 2025, the Group has recognized tax provisions as described in Notes 21 and 29.
Furthermore, consistent with other multinational groups, the conflict between the Group’s international operating model, the jurisdictional approach of tax authorities and some domestic tax requirements in relation to withholding tax and VAT compliance and recoverability rules, could lead to a further USD 23,919 thousand in additional uncertainty on tax positions. The likelihood of future economic outflows with regard to these potential tax claims is however considered as only possible, but not probable. Accordingly, no provision for a liability has been made in these consolidated financial statements.
The Group may also be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote.
Guarantees
The Group has other commitments such as bank guarantees issued. As of December 31, 2025 the Group bank guarantees amount to USD 440 thousand (2024: USD 518 thousand).
Lease commitments
As disclosed in Note 19, the Group was committed to short term leases which at December 31, 2025 amounts to USD 338 thousand (2024: USD 395 thousand).
Other commitments
The Group has committed to allocate USD 53.6 million to a service supplier from December 2024 to April 2030. The commitment consists of an initial USD 3.6 million through April 2025, followed by annual commitments of USD 10.0 million for the subsequent five years. As of December 31, 2025, the remaining commitment is USD 42.0 million, with USD 2.0 million due by April 30, 2026 and USD 10.0 million per annum for the subsequent four years.
Others
The Group is involved in several ongoing legal cases with suppliers, customers and employees. The Group continuously reviews and assesses these cases, recording provisions based on management’s judgment and estimates provided by internal and external consultants as of each reporting date. The total global contingent liability is estimated at USD 261 thousand as of December 31, 2025 (2024: USD 1,007 thousand).
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
35 Subsequent events
In February 2026, the Group decided to cease operations in Algeria, impacting two entities – Jade E-Services Algeria SARL and Ecart Services Algeria SARL. These operations do not represent a major line of business or geographical area, nor are they a significant part of the Group operations.